Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN HOME PRODUCTS CORP
filed 1994-03-24
CIK 5187

1993 Annual Report

	  American Home Products
	  Corporation











						  Special Report:
						----------------------
						  A Global Commitment
						  to Advancing
						  Medical Therapy

American Home Products Corporation

American Home Products Corporation is an innovation-driven company focused on discovering and commercializing new, cost-effective products that represent significant therapeutic advances. Our global scientific discovery and clinical program is at the leading edge of medical science in areas of critical need where the quality of life can be improved for millions of people.
     Our Company's broad lines of prescription drugs, nutritionals, over-the-counter medications, and medical devices, supplies and instru-mentation make an important contribution to health care worldwide.
We also are known for quality food brands that are highly regarded by consumers in the United States and Canada.
     In 1993, American Home Products Corporation achieved record sales and earnings, and the Company increased its dividend for the 42nd consecutive year.


On the cover: Lorayne Jenkins, Associate Pharmacologist at Wyeth-Ayerst Research in Princeton, New Jersey, is one of the many dedicated scientists and technicians who contribute to our Company's research and development efforts.


    Contents
 2  Chairman's Report to Shareholders
 5  Special Report:
       A Global Commitment to
       Advancing Medical Therapy
13  Review of Operations
25  Financial Section
44  Directors and Officers
45  Corporate Data

Financial Highlights

Net Sales by Segment

Pharmaceuticals       57.5%
- ---------------------------
Consumer
Health Care           21.0%
- ---------------------------
Medical Supplies
and Diagnostic
Products              10.2%
- ---------------------------
Food Products         11.3%
- ---------------------------

[Graph representing earnings per share]

[Graph representing dividends per share]

[Graph representing net sales]

[Graph representing net income]

Years Ended December 31,                                1993               1992*
- --------------------------------------------------------------------------------
(In thousands except per share amounts)
Net sales ..............................          $8,304,851          $7,873,687
Net income .............................           1,469,300           1,460,842
Net income per common share ............                4.73                4.65
Dividends per common share .............                2.86                2.66
Working capital ........................           3,223,273           3,059,360
Shareholders' equity ...................           3,876,488           3,562,589

* 1992 net income and net income per common share include $90 million of net income ($.29 per share) related to accounting changes and the charge for acquired research associated with the acquisition of a majority stake in Genetics Institute, Inc.

Chairman's Report to Shareholders

I am pleased to report that in 1993 American Home Products Corporation achieved another year of record sales and earnings, and the dividend was increased for the 42nd consecutive year. 1993 also was a year in which we added to our broad portfolio of products in the United States and throughout the world while enhancing our focus on the discovery, development and commercialization of new, innovative products.

     This year's performance was achieved in spite of a very challenging environment for all in the health care industry in the United States and, indeed, throughout the world. The political and economic debate about domestic health care reform has intensified in the past year, leaving the industry subject to unprecedented scrutiny and criticism. Therefore, I will begin this letter by making several points about these reform initiatives and their potential impact upon our Company.

     There is a clear need for significant health care reform in the United States. We support the availability of affordable health care coverage for all U.S. citizens. We also believe that this country has a social obligation and strong economic interest in preserving the best health care system in the world. The United States has a long-standing history of supporting innovation and rewarding innovators; but that tradition would be jeopardized by reforms which include government price controls.

     Price controls in this industry are not the solution. We believe that constraining free market forces through government regulation would not only fail to resolve the problem but would significantly impact the funds available for research and development. If innovation is impeded by artificial economic restraints, important and cost-effective therapeutic advances would be undermined. The U.S. pharmaceutical industry would lose its global leadership position at the expense of its citizens and their good health.

     Our industry is an important part of the solution, not the problem. We believe that the orientation toward government regulation could lead to changes that would impair our ability to conquer disease and lower costs.
We strongly urge legislators to consider the following:

o Pharmaceuticals prevent, control and cure some of the most devastating and expensive health problems. Within recent memory, polio, smallpox, influenza, diphtheria, whooping cough and measles claimed many millions of lives each year. Pharmaceuticals have all but eradicated these diseases or reduced their death rate to nearly zero. Further, many millions of people suffering from depression, cancer, heart disease, arthritis and other chronic illnesses now can lead productive lives because of effective drug therapy.

o Our industry is poised to make an even bigger difference. It invested about $12.6 billion, or 15 cents of each sales dollar, in R&D during 1993. This level of spending, per dollar of sales, is approximately four times higher than the average investment of other research-intensive industries based in the United States.


o Our industry is a highly cost-effective component of the health care system. In spite of our industry's enormous investment in R&D, prescription drug costs as a percentage of total U.S. health care costs have fallen from 15% to less than 8% during the past three decades and continue to decline. Drug spending has remained at less than 1% of gross domestic product (GDP) while overall health care spending has risen from 5% to 14% of GDP in the same period.

     The marketplace already is working to hold down the cost of prescription drugs. Weighted average price increases for our Wyeth-Ayerst U.S. pharmaceuticals have been held at a level approximately equal to the Consumer Price Index in 1992 and 1993, even in light of our additional investments in R&D. The highly competitive U.S. pharmaceutical industry has, in fact, helped keep overall health care cost increases down. Private sector initiatives to control total health care cost are having a substantial impact and should be permitted to continue.

     We expect to continue to play a positive role in building on the accomplishments of the pharmaceutical industry as an integral part of the health care system. We are committed to solving its problems within the context of real competition and clear and productive incentives for substantial innovation.

     We now turn to a discussion of financial results and other major operational developments in our Company.

Financial Highlights of 1993
- --------------------------------------------------------------------------------

o Net sales increased 5% from last year to $8,304,851,000.

o Net income, exclusive of the 1992 accounting changes and the charge for acquired research related to the acquisition of a majority stake in Genetics Institute, Inc., increased 7% to $1,469,300,000 in 1993.

o Earnings per share, excluding the effect of the accounting changes and the charge for acquired research, increased 8% to $4.73 per share.

o In October 1993, the Board of Directors approved management's recommendation to increase the quarterly dividend to $.73 per share. With this increase, the 1993 dividend was $2.86, an 8% increase over the 1992 dividend of $2.66.

 [Photograph of John R. Stafford, Chairman, President and Chief Executive
  Officer]

Research and Development
- --------------------------------------------------------------------------------

Underscoring the priority we attach to product innovation as the key to our Company's future growth, our R&D expenditures, including those of Genetics Institute, increased to $663 million in 1993. This represents a 20% increase over the prior year.

     We are focused on areas of critical need where we have significant knowledge based on established products and intensive R&D programs. We also are "fast tracking" product candidates that have the greatest potential. A special report highlighting several of our R&D programs follows this letter.

Ethical Pharmaceuticals
- --------------------------------------------------------------------------------

A number of positive steps, including important new drug introductions, were taken to strengthen our broad-based pharmaceutical business. We established the Wyeth-Ayerst Women's Health Research Institute in 1993 to build upon our global leadership position in women's health care. Premarin, the most widely prescribed drug in the United States, continued to expand in worldwide markets. A major addition to our U.S. pharmaceutical product line is the structurally novel antidepressant, Effexor, which will be available in the spring of 1994. The approval and introduction of Oruvail and Lodine 400 mg. strengthen Wyeth-Ayerst's position in the important anti-inflammatory market. 1993 also saw the marketing launch of Genetics Institute's Recombinate, the first genetically engineered form of recombinant antihemophilic factor (rAHF), a blood-clotting protein used to treat hemophilia.

     We continued to enter into collaborative scientific ventures that are using biotechnology and other important emerging technologies to develop new therapies in many areas. Wyeth-Ayerst, in 1993, signed a collaborative agreement with Cygnus Therapeutic Systems, Inc. to develop and market transdermal hormone replacement products on a global basis.

Consumer Health Care
- --------------------------------------------------------------------------------

The performance of major brands such as Advil, Robitussin and Dimetapp strengthened Whitehall-Robins as a leader in the increasingly competitive nonprescription analgesic and cough/cold/allergy categories in the United States.

     Our excellent, growing core franchises in the United States place us in a strong position to capture a larger share of the self-medication market worldwide. This market is expected to expand significantly as governments seek to control health care costs and as consumer interest in self-diagnosis and self-treatment increases. We are moving vigorously to capitalize on these trends by extending our core franchises internationally and by building a pipeline of prescription products that are candidates for "switching" to the OTC market.

Animal Health Care
- --------------------------------------------------------------------------------

Strong growth for Fort Dodge Laboratories in the United States augmented our leadership in key areas of veterinary pharmaceuticals and biologicals. LymeVax, our Lyme disease vaccine, became the single largest dollar volume canine vaccine in the United States. Fort Dodge also began to introduce a wide range of products in Europe.

Medical Supplies and Hospital Products
- --------------------------------------------------------------------------------

Sherwood Medical Company continued to benefit from manufacturing efficiencies and marketing programs designed to improve competitiveness in an increasingly price-sensitive market. A growing number of value-added products are being developed and marketed that improve therapy and enhance patient and health care worker safety while reducing costs.

     A contribution to sales growth was made by Symbiosis Corp., a leading developer and manufacturer of disposable instruments for laparoscopic and endoscopic surgery acquired in September 1992. Sales for Symbiosis as well as for our U.S. perinatal monitoring and medical diagnostic businesses continue to be affected by the uncertainty about health care reform. We believe these businesses will regain momentum as the health care system places greater emphasis on early diagnosis and screening of patients to help contain costs.

Food Products
- --------------------------------------------------------------------------------

The brands of American Home Food Products hold leading positions in several key food categories, including prepared pastas, glazed popcorn and cooking sprays. In 1993, American Home Foods added to its quality line by acquiring M. Polaner, Inc., a leading manufacturer of all-natural spreadable fruit products and wet spices.

Changes in Management and Headquarters Relocation
- --------------------------------------------------------------------------------

Dr. Bernard Canavan, President of American Home Products, retired early in 1994 after 25 years of exemplary service to our Company. Dr. Canavan's medical background combined with his strong managerial skills and vision were extremely valuable to our Company as we increased our commitment to health care markets and to global R&D programs. We thank Dr. Canavan for his many contributions.

     In January 1994, William F. Laporte announced that he would not stand for re-election to the Board of Directors. In recognition of his outstanding contributions to our Company, including 37 years of service as a Director, the Board named Mr. Laporte Director Emeritus, effective immediately following the Company's Annual Meeting on April 20, 1994.

     Joining the Board in 1993 was Clifford L. Alexander, Jr. The Company will benefit greatly from Mr. Alexander's knowledge and experience, which includes serving as Chairman of the Equal Employment Opportunity Commission and Secretary of the Army.

     In May 1993, Joseph J. Carr and Fred Hassan were elected Senior Vice Presidents of the Company. Also elected to corporate positions in 1993 were John
B. Adams, Vice President-Corporate Development; Thomas G. Cavanagh, Vice President-Investor Relations; E. Thomas Corcoran, Vice President; and Roxanne E. Parker, Treasurer.

     In January 1994, Terrence L. Stecz was named President of Whitehall-Robins.

     Headquarters personnel of the Corporation as well as Whitehall-Robins and American Home Foods relocated from New York City and Richmond, Virginia, to Madison, New Jersey, in November 1993.

Outlook for 1994 and Beyond
- --------------------------------------------------------------------------------

The challenges of change continue in our industry. We are committed to seeking solutions to our nation's health care problems that reflect the important contributions the pharmaceutical industry makes to the well-being of all citizens.

     At the same time, we are determined that our Company will be properly positioned for the new era that is unfolding. We have much to be confident about. Our growing R&D effort holds the promise of innovative therapeutic breakthroughs that can alleviate suffering, prevent illness and help to reduce the burden of health care costs. Our product franchise is among the broadest, most competitively priced and strongest in the industry. With our financial strength, we can continue to make major investments to enhance our growth.

     The success of our Company ultimately depends on the skill, dedication and hard work of our employees. On behalf of the Board of Directors, I thank them for their outstanding efforts in 1993. I also want to thank the Board for its continued counsel and support.

     Times of change present unique challenges and opportunities. Working together, we can meet these challenges and make the years ahead the best for American Home Products.




John R. Stafford
Chairman, President and Chief Executive Officer
February 24, 1994

Special Report

	       A Global Commitment to Advancing
	       Medical Therapy


Research and development are at the center of efforts by the people of American Home Products Corporation to contribute to the quality of life worldwide.

     Our programs, which represented an investment of more than $650 million in 1993, are focused on areas of critical need, including women's health care, inflammatory disease, central nervous system disorders, cardiovascular and metabolic disease, oncology and infectious disease.

     This major commitment enabled us to make significant progress during 1993 in bringing important therapeutic advances to the health care community. Approvals to market three new prescription drug products were received in the United States. Wyeth-Ayerst Laboratories entered 1994 with 26 new molecular entities, vaccines or major line extensions in various stages of clinical development. An additional six Investigational New Drug applications are expected to be filed during the year. Genetics Institute, Inc., a major biotechnology company in which we are a majority shareholder, increased its development portfolio from three to five promising product candidates in 1993. Further, we shared expertise and proprietary knowledge in a broad range of therapeutic areas with an expanding number of premier biotechnology companies with which we have collaborative arrangements seeking to develop new therapies.

     In this special report, we highlight several initiatives within key areas of therapeutic focus that could represent breakthroughs in treating serious health problems. The individuals pictured are members of the team dedicated to each research initiative and are representative of the many talented people throughout our Company and at Genetics Institute.



	     Central Nervous
	     System
	     Disorders


	     Immune
	     System Modulation


	     Oncology



	     Cardiovascular
	     Disease




	     Women's Health Care


	     Infectious
	     Disease


	     Metabolic Disease

Central Nervous System Disorders



	       Providing an Important Option for
	       Treating Depression



[graph representing total patients treated for depression in the United States]



       G. Morris Husbands, Ph.D.

       Research Fellow, Wyeth-Ayerst Research, Princeton, N.J.

Depression is a serious and expensive illness that afflicts many millions of people worldwide. If left untreated, it results in prolonged suffering, deterioration of family and work relationships, and a heightened risk of suicide and physical illness.
Effexor
Effexor (venlafaxine HCl), a product of Wyeth-Ayerst's discovery research program, is expected to be an important option in treating depression. This structurally novel antidepressant received market clearance in the United States in 1993 and is being reviewed by health regulators worldwide. Effexor specifically inhibits both serotonin and norepinephrine reuptake, which play pivotal roles in the cause of depression. In clinical studies, Effexor has demonstrated efficacy and safety, and its side effects are comparable to the leading antidepressants on the market.



		    The annual cost of depression
		    in the United States is
		    estimated to be $43.7 billion.

Immune System Modulation

	       Preventing and Treating Organ
	       Transplant Rejection


Joseph S. Camardo, M.D.
Rapamune Task Force Chairman, Wyeth-Ayerst Research, Radnor, Pa.

Kidney and heart transplants enable many thousands of people to live productive, fulfilling lives. However, immunosuppressants are needed to ensure that the transplanted organs are not rejected by the body's immune system. Side effects and transplant rejection occur with all current therapies.
Rapamune
Rapamune (rapamycin), in contrast to currently marketed immunosuppressant products, has been shown to exert a unique pharmacologic effect on the immune system. In animal models predictive of organ rejection, these properties translated into a superior efficacy and safety profile in the treatment of acute and chronic organ rejection. Studies now are being conducted in humans to determine the utility of Rapamune as first-line chronic therapy for the prevention and treatment of organ rejection. Rapamune reaches a milestone in 1994 when Wyeth-Ayerst reviews plans with the U.S. Food and Drug Administration (FDA) for Phase II/III clinical studies.

		    In 1992, close to 20,000
		    kidney transplant procedures
		    were performed worldwide

[Graph representing organ transplants in the United States]

Oncology

	       Enhancing the Safety of
	       Chemotherapy


       Paul F. Schendel, Ph.D.

       Project Director, rhIL-11, Genetics Institute, Cambridge, Mass.

One of the most common side effects of chemotherapy is the lowering of platelet counts, a condition known as thrombocytopenia. Platelets are the blood cells that help to control bleeding. Platelet transfusion from another individual to the patient can be used when severe platelet reduction occurs so that chemotherapy may continue. However, platelet transfusion is expensive and is associated with risks of transmission of infectious diseases as well as allergic reactions.

Neumega Recombinant-Human Interleukin Eleven (rh IL-11)
Genetics Institute is developing this novel human regulatory protein using genetic engineering. A Phase I study, completed in 1993, shows that Neumega rhIL-11 can increase platelet production and is well tolerated by patients even through multiple cycles of chemotherapy treatment. A multi-center Phase II study of Neumega rhIL-11 was initiated late in 1993 and is ongoing. In addition, a Phase I/II study of Neumega rhIL-11 in patients undergoing extremely high-dose chemotherapy with bone marrow transplantation was started in 1993.



		    The use of platelet transfusions
		    presents a number of significant
		    medical risks and is costly.



[Graph representing Cancer - New Cases and Mortality - 1993, United States]

Cardiovascular Disease

	       Leading in Research on Coronary
	       Heart Disease in Women

[Graph representing Estimated Cost of Heart Disease by Type of Expenditure]

# Hospital/nursing home services
    $37.2 billion
# Physician/nurse services
    $8.7 billion
# Lost output  $8.0 billion
# Drugs  $2.4 billion



       Betty S. Riggs, M.D.
       Director of Clinical Research, Wyeth-Ayerst Research, Radnor, Pa.

Cardiovascular research has historically focused on men.
       However, coronary heart disease (CHD) is the most common cause of death among women over 50 years of age. Further, women are more likely than men to suffer pain and disability from angina and to die from myocardial infarction during angioplasty and heart bypass procedures.

   Heart and Estrogen-Progestin Replacement Study (HERS)

HERS is the largest clinical trial ever undertaken to examine the role of hormone replacement therapy (Premarin MPA) as protection against CHD events in postmenopausal women with existing coronary heart disease. This landmark $40 million, multi-center study is being conducted and funded by Wyeth-Ayerst in the United States. HERS ultimately will enroll more than 2,300 women and is scheduled for completion within five years. The study is expected to complement the growing worldwide recognition of Premarin (conjugated estrogens) as a cardioprotection therapy.

		    At older ages, women who have
		    heart attacks are twice as
		    likely as men to die from them
		    within a few weeks.

Women's Health Care

	       Focusing on Critical Health Care
	       Needs for Women


[Graph representing Annual Diagnosis of Osteoporosis Among Women -
 United States 1991-93]

       Andres Negro-Vilar, M.D., Ph.D.
       Vice-President, Women's Health Research Institute, Wyeth-Ayerst Research, Radnor, Pa.

Disorders associated with menopause, such as osteoporosis and cardiovascular disease as well as cancer, reproductive diseases, contraception, infertility and sexually transmitted diseases, are among the most serious health concerns for women worldwide. The at-risk group for disorders related to menopause alone will number more than 500 million by the year 2000.

[picture of Women's Health Research Institute]
In 1993, Wyeth-Ayerst established the Women's Health Research Institute
       (WHRI) in Radnor, Pennsylvania, to expand its leadership position in women's health care. The WHRI will foster the discovery of new drugs using basic and clinical research as well as the development of products through external alliances. The Institute's first initiatives are directed at finding new therapies for osteoporosis, endometriosis and contraception and will be expanded to uncover new therapies for menopausal symptoms, reproductive diseases and dysfunctions, and infertility. These efforts build on Wyeth-Ayerst's extensive knowledge as the premier supplier of hormone replacement therapy and oral contraceptives worldwide.

		    In osteoporosis, the density
		    of bone tissues decreases,
		    increasing the brittleness
		    of the bones and the probability
		    of fractures.

Infectious Disease


	       Finding a Breakthrough
	       Rotavirus Vaccine

       William H. Wainwright, Ph.D.
       Associate Director, Biological Development, Wyeth-Ayerst
       Research, Marietta, Pa.

Nearly 1 million lives are claimed by acute infantile gastroenteritis each year.
       This disease is the leading cause of death among young children in developing nations. The primary symptom is diarrhea, and the severest cases are caused by the rotavirus. Finding a vaccine is one of the world's top health priorities.

Rotavirus Vaccine
A Wyeth-Ayerst rotavirus vaccine that could represent a dramatic advance in the prevention of severe childhood diarrhea began final clinical studies in 1994. The vaccine is being tested in concert with the World Health Organization, European government health agencies and the FDA. To date, more than 9,000 subjects worldwide have been studied. The vaccine is administered orally, which facilitates distribution and immunization in geographically remote areas. It is expected to be the first product manufactured in Wyeth-Ayerst's new Biological Development Center, a state-of-the-art facility in Marietta, Pennsylvania, that is dedicated to the development, production and testing of new live virus vaccines.

		    Rotaviruses are the major
		    cause of viral diarrhea in
		    human infants.

[Graph representig Cases of Infant Death from Diarrheal Illness in Less-
 Developed Countries]

# Rotavirus  1.0 million
# Other causes  3.0 million

Metabolic Disease

	       Developing an Innovative
	       Diabetic Therapy

[Graph representing Total Economic Cost of Diabetes, 1992 - United States]

$91.9 Billion
- --------------------------
# Institutional/outpatient
    care  49.2%
# Mortality  29.4%
# Long-term morbidity  12.2%
# Short-term morbidity  9.2%


       Thomas Hohman, Ph.D.
       Research Fellow, Wyeth-Ayerst Research, Princeton, N.J.

The complications of diabetes can seriously diminish the quality of life for more than 120 million diabetics worldwide. More than 50% of diabetics eventually will suffer from neuropathy, a degeneration of the nervous system, and retinopathy, a major cause of blindness. Nephropathy, a kidney ailment, also afflicts more than half of all diabetics and is one of the leading causes of death in juvenile diabetics.

Alredase
Wyeth-Ayerst's Alredase (tolrestat) is the first of a class of drugs known as aldose reductase inhibitors to be commercially available for the management of diabetic complications. It has been approved as a therapy for diabetic neuropathy in 19 countries and is marketed in nine of them. Alredase is in advanced Phase III studies in the United States for the treatment of the diabetic complications of neuropathy, retinopathy and nephropathy. Filing of a New Drug Application for the neuropathy indication is planned in 1994 upon successful completion of multi-center studies in the United States and Canada. Data from these studies, the most expansive of their kind, are expected to have a significant impact on the management of diabetic neuropathy.

		    Each year in the United States,
		    nearly 50,000 people with
		    diabetes have lower limbs
		    amputated because of the
		    complications of neuropathy.

Review of Operations

Ethical Pharmaceuticals, Vaccines and Nutritionals
- --------------------------------------------------------------------------------

The broad product lines of ethical pharmaceuticals, vaccines and nutritionals of Wyeth-Ayerst Laboratories are widely recognized by the medical community and people worldwide. In the United States, Wyeth-Ayerst prescription products are dispensed more often than those of any other research-based pharmaceutical company. Wyeth-Ayerst also has leading products in major therapeutic areas internationally. Global basic and clinical research is concentrated on discovering and developing innovative products where important therapeutic gaps exist. Genetics Institute, Inc., of which the Corporation is a majority shareholder, is in the forefront of the biopharmaceutical industry, focusing on the discovery of protein-based therapies.

 Women's Health Care - Wyeth-Ayerst, the leader in women's health care, furthered its commitment to remain at the forefront in research and education in women's health care by establishing the Wyeth-Ayerst Women's Health Research Institute in 1993. It is devoted to basic and clinical research in areas of significant need, including hormone replacement therapy, contraception and reproductive diseases and dysfunctions. Work proceeded on the landmark $40 million Heart and Estrogen-Progestin Replacement Study (HERS), which investigates Premarin MPA's use for women with pre-existing coronary artery disease. In addition, Wyeth-Ayerst signed an agreement with the National Institutes of Health (NIH) to provide hormone replacement therapy (both Premarin and Premarin MPA) and placebo for the NIH's "Women's Health Initiative" trial that will examine the causes and prevention of heart disease, cancer and osteoporosis in some 160,000 women aged 50 and over.

      Wyeth-Ayerst maintained its worldwide position as the largest provider of hormone replacement therapy and hormonal contraceptive products.

      Premarin (conjugated estrogens), the number-one estrogen replacement therapy, continued to be the most widely prescribed drug in the United States, sustaining several years of growth. Premarin is used to prevent and treat osteoporosis, a debilitating disease that afflicts more than 25 million Americans and has related annual health care costs of approximately $10 billion. Premarin also is a therapy for short-term symptoms of menopause such as hot flashes and vaginal atrophy.

      Premarin sustained impressive growth in international markets, gaining rapidly in recognition as a treatment for the short-term symptoms of menopause as well as protection from the long-term effects of estrogen deficiency, including osteoporosis and cardiovascular disease. It now is registered in 86 countries and has approvals pending in 18 others.

      Global registration filings for Premarin MPA were completed in 21 countries, and registration is planned to be completed in the United States in 1994. This combination estrogen and progestin product is indicated for the treatment and prevention of menopausal symptoms and osteoporosis. The database for Premarin MPA contains information on the protective effects of the progestin MPA (medroxyprogesterone acetate) on the endometrium and the positive effects of conjugated estrogens - Premarin - on lipoproteins.

      Combination products grew in physician and consumer support internationally, including Prempak C (conjugated estrogens and norgestrel), which continued to enjoy strong support in the United Kingdom for treatment of postmenopausal disorders and osteoporosis.

      In keeping with plans to make available a variety of treatment options for estrogen deficiency, Wyeth-Ayerst entered into a collaborative arrangement with Cygnus Therapeutic Systems, Inc. to develop and market transdermal hormone replacement products worldwide. Cygnus, located in California, is a leader in transdermal patch technology.

      While oral contraceptive demand has been relatively flat, Wyeth-Ayerst's oral contraceptives were the products of choice in many countries due to their reliability and excellent side-effect profile. Wyeth-Ayerst continues to research and develop promising low-dose contraceptives that are long-acting and have fewer side effects than currently available products.

      Triphasil (levonorgestrel), marketed internationally under the trademark Trinordiol, remained the second-largest selling oral contraceptive in the United States and was the leading oral contraceptive in Canada. Lo/Ovral (norgestrel) maintained its

Review of Operations

position as the number-one selling monophasic contraceptive in the United States, and Nordette (levonorgestrel) was widely used in the United States and throughout the world.

      Patient usage expanded significantly in international markets for gestodene-based oral contraceptive formulations, which have pharmacologic and biochemical profiles similar to natural progesterone. Tri-Minulet (triphasic gestodene) now is approved in 19 countries. Registration is pending in four additional countries. Steady growth continued for Minulet (monophasic gestodene), which is available in 53 countries. European registrations are expected to begin in 1994 for one of two lower-dose monophasic gestodene products currently in Phase III clinical studies.

      Wyeth-Ayerst continued its U.S. information and instruction programs for the Norplant System (levonorgestrel implants). Since its launch in the United States three years ago, this reversible, five-year progestin-only contraceptive has been used by approximately 900,000 women. The Norplant System was approved in Canada and will be introduced in early 1994. A New Drug Application (NDA) filing is anticipated in 1994 for Norplant II, a three-year implant system. In 1993, sales of Norplant declined after the initial pent up demand for this innovative product had been met. Norplant sales are expected to reflect more normalized levels during 1994.

      Mental Health Products - Approval was received in the United States for Effexor (venlafaxine HCl), a novel antidepressant characterized by serotonin and norepinephrine reuptake inhibition. Effexor, which is expected to be launched in the United States in the spring of 1994, provides physicians with a significant new option to treat depression. Registrations currently are pending in 23 other countries, and significant approvals are anticipated during 1994.

      Worldwide leadership, in a declining category, was retained by Ativan (lorazepam) for short-term treatment of anxiety. Loramet (lormetazepam), indicated for anxiety and sleep disorders, continued to grow in many markets. The anti-anxiety agent Serax (oxazepam) and Normison (temazepam), for treatment of sleep disorders, were other key products internationally.

      Early clinical development continued on a novel anti-anxiety/ antidepressant compound as well as a new anti-anxiety compound.

Cardiovascular and Metabolic Disease Therapies - Wyeth-Ayerst ranks number one in sales and prescriptions in the United States for cardiac arrhythmia therapies. The family of agents in this therapeutic area - Cordarone (amiodarone
HCl), Sectral (acebutolol HCl) and Quinidex Extentabs (long-acting quinidine sulfate) - can treat arrhythmias ranging from the mildest to the most life-threatening.

      Cordarone oral continued to register strong sales gains. The recent study "Cardiac Arrest in Seattle: Conventional versus Amiodarone Drug Evaluation," funded by the NIH, shows that Cordarone was more effective than conventional agents in preventing recurrence of fatal or near-fatal arrhythmias in high-risk ventricular fibrillation survivors. In 1994, an NDA is expected to be filed for Cordarone Intravenous, which will be indicated for treatment of life-threatening ventricular tachycardia or ventricular fibrillation. When this dosage form is available, Cordarone is expected to be the only Class III agent with oral and intravenous formulations, providing physicians with the option to continue patients on the same agent when they leave the hospital.

      Sectral, the only cardioselective beta-blocker to have an indication for premature ventricular contractions, was the subject of a favorable study published in the Journal of the American Medical Association. The study shows that therapy using Sectral and a diuretic together provided a significantly greater improvement in quality of life over newer classes of anti-hypertensive agents.

      In addition, Wyeth-Ayerst continues to be a leader in a broad range of cardiovascular therapy. Inderal (propranolol) and Inderal LA combined remain as leading beta-blocker agents in the treatment of cardiovascular disease, including hypertension.

      Verelan (verapamil HCl), a co-promotion venture with Lederle Laboratories, Inc., has successfully penetrated the calcium channel-blocker market by becoming the fastest growing branded verapamil.

      The emergence of ISMO (isosorbide mononitrate) as a leading branded oral nitrate has further established Wyeth-Ayerst as a leader in nitrate therapy.

      Approval is anticipated in the United States in 1994 for Normiflo, a low molecular-weight heparin for prevention of venous thromboembolic disease in orthopedic surgery patients. This agent has shown advantages over currently available heparin products, including a longer duration of action with increased absorption.

      Alredase (tolrestat), the first commercially available aldose reductase inhibitor for management of diabetic complications, gained increasing physician support internationally as a therapy for diabetic neuropathy. Alredase is registered in 19 countries and currently is marketed in nine countries. An NDA for neuropathy is expected to be filed in the United States in 1994 upon successful completion of multi-center studies.

Anti-Inflammatory Drugs - In a unique move in the U.S. pharmaceutical industry, Wyeth-Ayerst launched two products concurrently in the same therapeutic area. These are Lodine (etodolac) 400 mg. and Oruvail (ketoprofen), which are expected to strengthen Wyeth-Ayerst as a leader in the $2 billion non-steroidal anti-inflammatory drug (NSAID) field.

      The 400 mg. tablet of Lodine adds a higher strength of the NSAID indicated for treatment of osteoarthritis and relief of pain. Lodine, one of the most frequently prescribed NSAIDs in the United States, also continued to grow internationally as therapy for osteoarthritis, rheumatoid arthritis and pain. It is registered in 48 countries and is available in 35. A once-a-day dosage form, Lodine SR, was introduced successfully in France, Mexico, Switzerland and the United Kingdom. It is registered in five other countries, has approvals pending in eight countries and continues in Phase III trials in the United States.

      Oruvail extended release capsules are a once-a-day dosage form that offers a valuable treatment option for the 18 million people in the United States who suffer from osteoarthritis and rheumatoid arthritis. Sales of Oruvail, launched in October 1993, are expected to offset, in part, sales declines in Orudis (ketoprofen) due to patent expiration in 1991. Orudis continued to be an important NSAID in the United States for moderate pain, arthritis and dysmenorrhea.

      Advanced Phase III trials continued for bromfenac sodium, a potent, long-acting analgesic with fewer side effects than narcotic analgesics.

Review of Operations

Anti-Infectives, Vaccines and Immunomodulators - Wyeth-Ayerst is the leader in small volume parenterals in the United States. It supplies a wide range of products, including: Ativan Injection, a premedication used in surgical, oncologic and critical care procedures; Infumorph (preservative-free morphine sulfate sterile solution) for the management of chronic pain; FluShield (influenza vaccine); and the Tubex Closed Injection System, which is the most comprehensive line of pre-filled syringe delivery systems.

      Sales of anti-infectives were strong internationally. Key products were Bicillin (sterile penicillin G benzathine and penicillin G procaine) and Pen-Vee K (penicillin V potassium). Both are valuable products for treating a range of upper respiratory infections, including strep throat as well as the treatment of rheumatic fever.

      Wyeth-Ayerst also is one of the largest suppliers of influenza, cholera, typhoid and adenovirus vaccine in the United States. Progress was made toward developing a new generation of more effective flu vaccines.

Children's Health Care - Wyeth-Ayerst continued to build recognition for products that improve health care for infants and children.

      The scientifically formulated nutritional products of Wyeth-Ayerst are widely recommended by the medical community and are leaders worldwide.
Increased sales in many international markets reflected growth in established products and new product introductions. A significant expansion to our state-of-the-art nutritional manufacturing facility in Ireland began operations.

      Unit sales of SMA infant formula increased in the United States as well as internationally where it is sold as S-26. The brand held the number- one position in the first-age formula segment in key international markets such as Australia and the United Kingdom. The brand is growing throughout Latin America, where a whey-based SMA with nucleotides was introduced in Mexico. The addition of this formulation, which may help to bridge the immunological gap between breast milk and commercial formulas, aligns Mexico with Wyeth-Ayerst's product line in North America. Nursoy, a soy-based formula for infants and children allergic to cow's milk, sustained sales gains in the United States. Bonamil, an economical alternative to existing casein-based formulas, was launched successfully in Canada.

      Increased recognition among medical professionals of the need to improve the diet of babies aged six months or older led to excellent sales growth for Promil and other follow-on formulas.

      Sales growth was recorded for Croissance, a liquid third-age product that is marketed jointly with Cedilac, the largest French milk producer.

      Pediatric pharmaceutical specialties complement the nutritional franchise in the United States. Children's Advil (ibuprofen) Suspension, indicated for the reduction of fever and relief of the symptoms of juvenile arthritis, was up in sales. Donnagel is recommended as an anti-diarrheal product.

Cough/Cold/Allergy Products - Wyeth-Ayerst is a leader in total prescriptions for cough/cold/allergy products in the United States. Major products include the codeine formulas of the Phenergan (promethazine) and Robitussin lines of cough control products and the combination antihistamine/decongestant formulas of Dimetane, which are used in the treatment of serious colds and allergies.

Generic Products - ESI-Pharma, Inc. was formed by Wyeth-Ayerst in 1993 to compete in the U.S. generic drug marketplace with a broad line of oral products. ESI's initial product introductions were two drugs indicated for secondary amenorrhea and abnormal uterine bleeding. Cycrin (medroxyprogesterone acetate) is bioequivalent and interchangeable with Provera. Aygestin (norethindrone acetate) is bioequivalent to Norlutate. These drugs compete in the progestin market, which has been growing in recent years.

      The Wyeth Group Germany, consisting of Wyeth-Pharma, Brenner-Efeka, Kytta and Leipziger Arzneimittelwerk, holds a substantial stake in the expanding generic market. Further growth potential was added by the acquisition of Siegfried Pharma GmbH in early 1994. Siegfried has a strong generic line of cardiovascular and other ethical pharmaceuticals.

      Managed Care - In response to rapidly changing industry conditions, Wyeth-Ayerst intensified efforts to work with hospital purchasing groups, entering into agreements with two of the largest such organizations, which represent nearly 25% of the hospitals in the United States.

      Similarly, Wyeth-Ayerst significantly expanded the size of its Managed Care sales and marketing organization in 1993. This staff expansion is reflective of a commitment to maintain our prescription drug leadership position in a health care delivery system that will be increasingly influenced by managed care plans. Wyeth-Ayerst will respond to competition in this new environment and will maintain its position in providing quality, cost-effective products and services.

Biopharmaceuticals - Genetics Institute, Inc. is developing a portfolio of genetically engineered human proteins and small molecules for use in treating a range of health problems. A Phase I study was completed in 1993 for Neumega rhIL-11, an agent for enhancing blood platelet production that often is lowered by the toxic side effects of chemotherapy in cancer patients. rhBMP-2, a protein that has shown encouraging preclinical activity as a treatment for multiple orthopedic indications where bone growth or repair is desired, is being evaluated in pilot studies. Phase II studies continue for rhM-CSF as a potential agent for the treatment of cancer, and a Phase I/II clinical study began for the reduction of significantly elevated cholesterol levels. Two new products, rhIL-12 for treating cancer and infectious disease and rhFactor IX for treating hemophilia B, progressed from discovery research to product development during the year.

      Construction was begun on the Bioscience Center, which will augment pharmacology research and add transgenic capabilities at Wyeth-Ayerst's Princeton, New Jersey, research complex. This will enhance our ability to develop and utilize animal models of human diseases in the search for new medicines.

Review of Operations

Research Partnerships - Several collaborative research ventures proceeded during the year. Clinical trials continued for three products using new drug delivery system technology developed by ALZA Corporation.

      A research partnership with Athena Neurosciences, Inc. and Genetics Institute, Inc. in the areas of "cell trafficking" and cell adhesion technology is aimed at developing products to treat inflammation.

      A discovery research program is using the proprietary technologies of Panlabs, Inc. to screen natural products for new drugs for stroke, asthma and osteoporosis.

      Research with Oncogene Science, Inc. is directed at finding genetically engineered therapies for asthma, osteoporosis, immune system modulation and diabetes.

International Initiatives - Substantial progress was made in establishing state-of-the-art pan-European manufacturing and distribution facilities. A new manufacturing center began operations in Ireland, producing prescription and over-the-counter (OTC) products. Distribution centers are being established in Belgium, France, Germany and the United Kingdom.

      Production facilities were augmented in Mexico and in Canada, where the Company's Wyeth and Ayerst subsidiaries were merged to form Wyeth-Ayerst Canada, Inc.


Consumer Health Care
- --------------------------------------------------------------------------------

Whitehall-Robins is a premier consumer health care business with leading products in key market segments in many countries and major initiatives to meet the growing emphasis on self-medication. A focused research and development effort in the United States and the United Kingdom is directed at converting prescription products to OTC status. Whitehall-Robins has one of the largest OTC medical detailing efforts in the United States. In addition, Whitehall-Robins has established a core unit of specialists to capitalize on the growing opportunities within managed health care in the United States. It also is rapidly extending its core product franchise to international markets through targeted research and development and expanded access to the services and facilities of Wyeth-Ayerst.

      Late in 1993, an application was submitted by Whitehall- Robins to the U.S. Food and Drug Administration (FDA) for an OTC version of Wyeth-Ayerst's prescription analgesic Orudis. Efforts continued under an agreement with Eli Lilly and Company to develop and market an OTC version of Axid (nizatidine), an H2 antagonist.

Analgesics - Sales growth continued for Advil (ibuprofen), one of the most successful prescription-to-OTC product conversions in history. Advil is the largest-selling OTC ibuprofen product in the United States and Canada and the second-largest selling non-prescription U.S. analgesic. The brand benefited from expanded advertising, promotion, physician detailing and education programs of the Advil Forum on Health Education. These efforts raised awareness of the effectiveness of ibuprofen for relief of pain due to many types of ailments.

      Growth of the ibuprofen sector of the analgesic market is coming somewhat at the expense of the older aspirin-based analgesic products. Among aspirin-based products, Anacin remained an important analgesic in North America. Anadin, the leading analgesic in the United Kingdom, was strengthened through an extension of its top-selling Anadin Extra product and was launched in Portugal. The Spalt/Doppel-Spalt line continued as a leader in Germany, and the Company introduced Spalt fur die Nacht, the first nighttime analgesic in Europe.

Cough/Cold/Allergy Remedies - Strong sales increases continued for leading products in the U.S. OTC cough/cold/ allergy category, one of the fastest growing in the field of self-medication.

      Robitussin built on its leadership in the U.S. cough syrup category, continuing as the brand most frequently recommended by physicians and pharmacists. New products included Robitussin Pediatric Night Relief and two cold formulations - Robitussin Cold & Cough Liqui-Gels and Robitussin Severe Congestion Liqui-Gels.

      Robitussin Cough Drops strengthened its position as the second-largest selling brand of U.S. cough drops with the introduction of Robitussin Liquid Center Cough Drops, and the brand was launched in Mexico.

      Sales for Dimetapp increased in the highly competitive cold segment. The brand remained the OTC antihistamine/ decongestant most widely recommended by physicians for colds and allergies. The launch of Dimetapp Allergy in tablet and Liquigel forms expanded the brand in one of the fastest-growing segments of the category. An initial entry was made into the fast-growing non-drowsy segment with Dimetapp Decongestant Liquigels. Sales climbed for Dimetapp in Canada, where national advertising was begun, and in Brazil and Australia. The brand was approved for OTC marketing in Mexico.

      Advil Cold and Sinus (ibuprofen and pseudoephedrine) was one of the fastest growing brands in the U.S. cough/cold/allergy category and was introduced in Canada. FDA now has approved expansion of the franchise to include sales of tablets as well as caplets for Advil Cold and Sinus. This product also was introduced in France under the name RhinAdvil. The Dristan line declined in the United States but expanded internationally. Dristan solidified its strong leadership in Colombia. In Argentina, Dristan's leading position in cold symptom relief was strengthened with the introduction of Dristancito for children.

Oral Health - Whitehall's Kolynos oral health care franchise, which includes dental creams, toothbrushes, dental floss and mouthwash, boosted its leading market share position in many Latin American markets. In Brazil, Kolynos dental creams continue to dominate the market through increased consumer advertising investments and line extensions, such as Kolynos Total Action, which was introduced in late 1993. The Kolynos brand of toothbrushes achieved market leadership for the first time in Brazil. This leadership position was fueled by the introduction of Kolynos Master toothbrushes and an extended line of Kolynos Doctor toothbrushes.

      In Argentina, the Kolynos brand maintained its leading position in the oral health care market through the introduction of dental cream line extensions, Kolynos Star Gel and Kolynos Ninos, and innovative product presentations such as pump dispensers.

Review of Operations

      During 1993, Whitehall Colombia maintained a leading position in the oral health care market. New advertising campaigns and product reformulations enabled Kolynos to achieve consistent share gains.

Hemorrhoidal and Asthma Relief - Preparation H remained the number-one selling product in the hemorrhoidal relief category in the United States, Canada and many European countries and was launched in Spain. Primatene, the largest-selling non-prescription brand in the United States for relief of asthma, was strengthened by the introduction of new Primatene Dual Action Formula Tablets. This is the first line extension for the franchise in more than 10 years.

Family Planning and In-Home Diagnostics - Clearblue Easy was number one in recommendations by chain drugstore pharmacists and a leader in drugstore and food store sales in the fast-growing U.S. pregnancy test kit category. The brand continued to be expanded internationally, where it was introduced in Argentina. Sales were up for Clearplan Easy, which gained as the leader in the U.S. ovulation predictor category.

      Leadership in the U.S. family planning category was maintained with the Today Contraceptive Sponge, the largest-selling feminine OTC contraceptive.

Lip Care, Medicated Shampoo and Topical Analgesics - Sales growth for Chap Stick Lip Balm, a category leader in the United States, was fueled by the expansion of a medicated line and new marketing programs.

      Denorex remained a leading medicated shampoo in the United States. The franchise benefited from the addition of Denorex for Dry Scalp and Denorex Shampoo and Conditioner for Dry Scalp - the first products for relief of dry, itchy scalp that are enriched with Panthenol (provitamin B5), a conditioning agent.

      The Anbesol line of leading topical analgesics in the United States demonstrated expanding sales in both the adult and baby categories of the market.

      International Research and Development facilities - A state-of-the-art central development center was completed in the United Kingdom, and an additional center is scheduled for completion during the first quarter of 1994 in Brazil. The U.K. facility focuses on incorporating new technology into OTC products and on supporting introductions in new categories. The Brazilian center will focus on the development of oral health products and new OTC products that meet the unique needs of Latin American consumers.

Medical Supplies and Instrumentation
- --------------------------------------------------------------------------------

The innovative medical devices, supplies and diagnostic instrumentation of American Home Products Corporation meet specialized needs of health care providers in the United States and internationally. Sherwood Medical Company, Corometrics Medical Systems, Quinton Instrument Company and Symbiosis Corp. are known for quality, cost-effective products that are safe and easy to use.

Disposable Syringes and Needles - Sherwood's sales of safety syringes continued to grow dramatically in the United States. Sherwood now offers a complete range of needle and syringe combinations to protect health care workers from accidental needlesticks and exposure to blood-borne pathogens.

Tubes, Catheters and Chest Drainage Products - The Argyle line gives Sherwood a leading U.S. position in the key areas of umbilical vessel catheters, connecting tubes, naso-gastric tubes and chest drainage products. A substantial sales increase was registered in the United States for the Argyle Salem Sump Anti-Reflux Valve. This product protects patients and clinical staff from contact with potentially hazardous bodily fluids during prolonged stomach drainage. In 1994, Sherwood will introduce the Argyle Turkel Safety Thoracentesis System. This new product, used to drain fluid from the pleural space, incorporates many safety features and benefits that minimize potential complications associated with traditional thoracentesis procedures, such as inadvertent lung puncture and potential pneumothorax. Initial clinical feedback has been favorable.

      Sherwood maintained its leadership position in tubes and catheters in Germany and recorded sales growth in France. Nippon Sherwood strengthened its leading share in Japan for stomach drainage products and continued as a leader in suction, intravenous hemodialysis and enteral feeding tube products.

      An innovative hemostatic puncture closure device licensed from Kensey Nash Corporation and developed in cooperation with Quinton will be marketed by Sherwood internationally and by Quinton in the United States under the trade name Angio-Seal. Clinical trials continue in Europe and in the United States for this product, which is expected to significantly increase patient comfort while reducing costs related to arterial punctures during the termination of cardiac catheterization procedures.

Disposable and Consumable Obstetrical Products - Sales of disposable and consumable products contributed to the positioning of Corometrics as a leader in the obstetrical market. Ongoing development of disposable and sensor products is focusing on increased vital signs detection with non-invasive technology.

Perinatal Monitoring Systems - Corometrics sustained a leading position in the perinatal medical area in the United States through technological improvements to its obstetrical and neonatal equipment and systems. New software updates and monitoring features strengthened the Model 116 Intrapartum Fetal Monitor as the standard product for labor-to-birth care of mother and fetus in the obstetrical market. New software enhancements improved the display, operation and ease of use of the Model 556 Patient Monitor, which is particularly suited for neonatal intensive care.

      Major obstetrical, neonatal and pediatric monitoring systems were introduced internationally and are awaiting approval in the United States. These systems include the first and only fetal and maternal monitoring system combined into a single package; a compact, lower-cost intrapartum fetal monitor; and advanced infant monitors for hospital and homecare uses.

Cardiopulmonary Instrumentation and Devices - Quinton maintained a leadership position in the stress-testing field in the United States and expanded internationally where software for the Q4500 Stress Test System, was made available

Review of Operations

in French, German, Italian and Spanish language versions.

      Sales increased for the EPLab automated electrophysiology management system, which provides data analysis, reporting and optical disk storage. The system was enhanced by the introduction of EPAmp, a new electrophysiology/ catheter lead switching system that significantly increases speed and efficiency in data analysis. Electrophysiology is a rapidly growing area that has shown great success in treating potentially fatal heart rhythm disturbances.

      Quinton also held a leading share of cardiac catheterization laboratory monitors. New angiography and ventriculography digital imaging now is available for the Q-Cath Cardiac Catheterization Laboratory System. These programs make Q-Cath the first system of its type to provide real-time hemodynamic analysis, online cardiac image analysis and combined image and analysis reporting.

Laparoscopic and Endoscopic Instruments - Symbiosis Corp., an original equipment manufacturer acquired in 1992, holds a leading position in disposable laparoscopic and endoscopic surgical products and provides innovative products to major surgical instrumentation companies for sales to customers. Laparoscopy, a method of performing surgery through very small incisions, offers significant benefits to patients and substantial savings to the health care system.

      In 1993, a new laparoscopic suction irrigation system that integrates electrosurgical cutting and coagulation capabilities was introduced. This product is among the first of a new generation of laparoscopic instruments designed specifically to incorporate multiple technologies in a single device. It also represents the initial less-invasive product to be marketed in the United States by Sherwood Intrascopic. This is a new division established by Sherwood to strengthen the Company's presence in key segments of the less-invasive surgical product market.

      In addition, Symbiosis entered the arthroscopic field, introducing a new line of disposable instruments. Arthroscopy involves the interior examination and treatment of a joint.

Enteral Feeding Systems - A strong performance by the Kangaroo Pet Enteral Feeding Pump strengthened Sherwood as a leader in enteral feeding devices in the United States. This ambulatory system, introduced last year, has exclusive safety features and is the most compact product of its type. Sales for the Kangaroo device product line benefited from gains for adult formula supplements, particularly the KDS ready-to-use system.

Wound Care Dressings - Specialty wound care brands such as Viasorb, Blisterfilm and Ultec recorded significant sales increases for Sherwood in the wound care dressings field in the United States. These products offer a cost-effective alternative to conventional methods for treating chronic wounds.

Thermometry - Sherwood is a thermometry leader in the United States with Filac electronic predictive thermometers and innovative FirstTemp infrared tympanic thermometers, which enable temperatures to be taken accurately and quickly. Excellent sales gains were recorded in Europe, Canada and Australia for tympanic thermometers.

Facilities Development - Sherwood continued to consolidate European manufacturing of tube, catheter and chest drainage products in Ireland. Construction was begun by Quinton on a new administrative, manufacturing and warehouse facility in Bothell, Washington.

Animal Health Care
- --------------------------------------------------------------------------------

Fort Dodge Laboratories experienced strong sales growth in 1993 and is making a dedicated commitment to increase its leadership in key segments of veterinary biological and pharmaceutical markets in the United States. The division also is expanding its presence in Europe, Asia and Latin America.

Small Animal Products - LymeVax (borrelia burgdorferi bacterin) continued to gain acceptance as the only U.S. Department of Agriculture (USDA) licensed canine Lyme disease vaccine, achieving another year of strong sales growth and becoming the single largest-dollar-volume canine vaccine in the United States.

      Fort Dodge strengthened its position as a leader in the growing feline biological field fueled by sales increases for Fel-O-Vax Lv-K IV. Duramune (coronavirus) combination vaccines and Ketaset (ketamine hydrochloride) and Telazol (tiletamine HCl/zolazepam HCl) anesthetics also recorded substantial sales growth in the small animal line.

      In 1994, the division expects to introduce the first fungal vaccine licensed by the USDA for prevention and treatment of feline ringworm. Under development are new canine antibiotic and inflammation control products and feline analgesics.

      A complete range of equine, bovine and small animal vaccines was successfully introduced in Ireland. Through collaboration with the GHEN Corporation, Fort Dodge expects to receive licenses for canine and feline vaccines in Japan.

Dairy and Cattle Products - Leadership in antibiotic products for mastitis prevention and treatment in the dairy industry was maintained for Fort Dodge and Franklin Laboratories, its OTC entity, with Today, Tomorrow, Cefa-Lak and Cefa-Dri. Advances in production technology led to sales increases for Triangle and Discovery, the leading lines of inactivated bovine biologicals. TrichGuard and Reprotec gained in recognition for protection against bovine infertility.

      Internationally, a full range of bovine biologicals was introduced in Ireland, Italy and Spain. Licenses for small animal and equine vaccines were received in many European countries. Production of the full line of Fort Dodge vaccines for Europe was begun in a new facility in Ireland, and efforts were initiated to establish a European sales and marketing network.

Marketing and Production Improvements - A unique toll-free order system was installed that ensures next-day product delivery in the United States, and the sales force was expanded significantly to provide greater customer access to technical resources and product information. The addition of new high-speed and automated production capabilities and the consolidation of distribution operations resulted in increased capacity, lower operating costs, and improved productivity and customer service in the United States.

Review of Operations

Food Products
- --------------------------------------------------------------------------------

American Home Food Products, Inc. and Canadian Home Products Limited are known for quality, nutritious, ready-to-eat convenience foods that represent some of the most popular brands in key food categories in North America.

Prepared Meals and Side Dishes - American Home Foods strengthened its leading share of the prepared pasta category in the United States through new products and line extensions. The appeal of the Chef Boyardee brand to older children and adults was increased with the introduction of a meat and cheese tortellini variety. Chef Boyardee Sir Chomps-a-Lot, a bite-sized, canned pasta successfully introduced in 1992, was expanded with two new varieties: lasagna and O' Rings with mini-meatballs. The franchise also was bolstered by the restage of Chef Boyardee Teenage Mutant Ninja Turtles and Chef Boyardee Dinosaurs in new pasta shapes to coincide with the release of popular movies.

      The company expanded its leadership in the microwave segment with Chef Boyardee Microwave Meals, a leading line of microwavable prepared pastas, and Chef Boyardee Main Meals, a line of microwave products in family portions.

      Record sales were achieved in Canada for the canned pasta line, which added Chef Boyardee Sir Chomps-a-Lot and fettuccine products.

      Dennison's, the top-selling line of chili products on the West Coast, introduced Hot & Chunky Chili. Ranch Style continued to be a leading line of bean products in key geographic areas. Luck's, a leading brand of beans and peas in the Southeast, achieved a sizable sales increase for Chili Hot Beans in a redesigned package.

Condiments and Snacks - Pam No Stick Cooking Spray maintained its leadership in a highly competitive category in the United States and Canada. Gulden's continued as the largest-selling spicy brown mustard in the United States.

      Another year of excellent sales growth was recorded for Crunch 'n Munch, the leading brand of glazed popcorn in the United States and Canada.

      Early in 1993, American Home Foods became one of the top fruit spread marketers in the United States with the acquisition of M. Polaner, Inc. Polaner All Fruit has recently become the number-one fruit juice sweetened spreadable fruit. The company expects to further strengthen the brand through national expansion and increased marketing support. Polaner also is a leader in the rapidly growing ready-to-use garlic and wet spices category.

      The Ro*Tel brand of canned tomatoes and green chilies introduced a bottled, pourable version for convenient use on sandwiches and other foods. Ro*Tel was acquired in 1992 and is the leading brand in its segment.

Financial Section

      Contents

26    Ten-Year Selected Financial Data

28    Consolidated Balance Sheets

29    Consolidated Statements of Income

30 Consolidated Statements of Retained Earnings and Additional Paid-in Capital

31    Consolidated Statements of Cash Flows

32    Notes to Consolidated Financial Statements

39    Report of Independent Public Accountants

39    Management Report on Financial Statements

40    Quarterly Financial Data

40    Market Prices of Common Stock and Dividends

41    Management's Discussion and Analysis of
      Financial Condition and Results of Operations

Ten-Year Selected Financial Data




American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,     1993       1992       1991       1990       1989       1988       1987       1986      1985        1984

(Dollar amounts in thousands except per share amounts)

Summary of Sales and Earnings
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales ............ $8,304,851 $7,873,687 $7,079,443 $6,775,182 $6,747,016 $6,401,454 $5,850,383 $5,683,507 $5,358,376 $5,088,798
Net income (1) .......  1,469,300  1,460,842  1,375,273  1,230,597  1,102,158    995,461    928,232    865,922    818,459    695,478
Net income per
   common share ......       4.73       4.65       4.36       3.92       3.54       3.22       2.98       2.73       2.54       2.14
Dividends per
   common share ......       2.86       2.66      2.375       2.15       1.95       1.80       1.67       1.55       1.45       1.32

Year-End Financial Position
- ------------------------------------------------------------------------------------------------------------------------------------
Current assets ....... $4,807,684 $4,552,077 $4,119,057 $3,826,075 $3,532,786 $3,256,494 $3,310,467 $3,249,404 $2,634,616 $2,328,294
Current liabilities ..  1,584,411  1,492,717  1,270,135  1,693,852  1,108,895  1,067,599  1,392,800  1,103,109    754,216    775,031
Ratio of current
   assets to current
   liabilities .......       3.03       3.05       3.24       2.26       3.19       3.05       2.38       2.95       3.49       3.00
Total assets .........  7,687,353  7,141,405  5,938,797  5,637,107  5,681,487  5,492,424  5,411,150  4,928,476  3,972,634  3,577,565
Long-term debt .......    859,278    601,934    104,710    111,430  1,895,796    100,057     90,076     70,815     63,017     63,249
Average
   shareholders'
   equity ............  3,719,539  3,431,568  2,987,885  2,322,623  1,651,050  1,077,462  1,572,972  2,227,801  1,977,817  2,115,118

Shareholders -- Outstanding Shares
- ------------------------------------------------------------------------------------------------------------------------------------
Number of common
   shareholders ......     72,664     73,064     71,209     69,907     70,904     70,021     73,353     75,405     77,797     79,541
Number of preferred
   shareholders ......        726        780        870        931      1,021      1,110      1,187      1,314      1,417      1,975
Average number of
   common shares
   outstanding used
   for earnings per
   share calculation
   (in thousands......    310,668    314,201    315,726    314,066    311,644    309,396    311,975    317,678    322,259    325,151
Preferred shares
   outstanding at
   year-end (in
   thousands) ........         40         43         51         57         64         71         77         87         98        112

Employment Data
- ------------------------------------------------------------------------------------------------------------------------------------
Number of employees
   at year-end .......     51,399     50,653     47,938     48,700     50,816     51,464     50,623     49,896     53,337     53,298
Wages and salaries ... $1,654,984 $1,575,615 $1,388,397 $1,398,721 $1,391,233 $1,284,208 $1,171,788 $1,045,691 $1,052,264 $  967,651
Benefits (including
   social security
   taxes) ............    396,045    367,899    300,810    312,750    256,458    245,834    215,109    164,306    188,946    176,165
- ------------------------------------------------------------------------------------------------------------------------------------


(1) Net income in 1992 includes the impact of accounting changes and the charge for acquired research discussed in Notes 2, 4 and 9 and in Management's Discussion and Analysis of Financial Condition and Results of Operations. Excluding these items, 1992 net income was $1,370,738 and net income per common share was $4.36. Net income in 1987 and 1984 excludes provisions related to Dalkon Shield claims of $1.75 billion and $615 million, respectively, recorded by A.H. Robins Company, Incorporated prior to its acquisition by the Company in 1989.

Consolidated Balance Sheets

American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
December 31,                                               1993           1992
(In thousands except share amounts)
Assets
- ------------------------------------------------------------------------------
Cash and cash equivalents ......................     $1,936,834     $1,692,761
Marketable securities ..........................        283,449        289,603
Accounts receivable less allowances
   (1993 - $45,949 and 1992 - $38,905) .........      1,389,555      1,250,541
Inventories ....................................        958,896        944,568
Other current assets ...........................        238,950        374,604
						     ----------     ----------
     Total Current Assets ......................      4,807,684      4,552,077
Property, plant and equipment:
     Land ......................................         89,375         79,881
     Buildings .................................      1,473,413      1,292,741
     Machinery and equipment ...................      1,897,577      1,684,271
						     ----------     ----------
						      3,460,365      3,056,893

Less accumulated depreciation ..................      1,400,580      1,279,102
						     ----------     ----------
						      2,059,785      1,777,791
Goodwill .......................................        716,395        708,832
Other assets ...................................        103,489        102,705
						     ----------     ----------
						     $7,687,353     $7,141,405
						     ==========     ==========

Liabilities
- ------------------------------------------------------------------------------
Loans payable to banks .........................     $    4,280     $   11,162
Trade accounts payable .........................        388,804        366,986
Accrued expenses ...............................      1,019,923        970,498
Accrued federal and foreign taxes on income ....        171,404        144,071
						     ----------     ----------
     Total Current Liabilities .................      1,584,411      1,492,717
Long-term debt .................................        859,278        601,934
Accrued postretirement benefit obligation ......        264,553        250,355
Other noncurrent liabilities ...................        903,993      1,008,708
Minority interests .............................        198,630        225,102


Shareholders' Equity
- ------------------------------------------------------------------------------
$2 convertible preferred stock,
   par value $2.50 per share;
   5,000,000 shares authorized .................     $      100     $      108
Common stock, par value $.33 1/3
   per share; 600,000,000 shares authorized ....        103,442        104,349
Additional paid-in capital .....................      1,014,911        953,155
Retained earnings ..............................      2,884,244      2,547,719
Currency translation adjustments ...............       (126,209)       (42,742)
						     ----------     ----------
     Total Shareholders' Equity ................      3,876,488      3,562,589
						     ----------     ----------
						     $7,687,353     $7,141,405
						     ==========     ==========

- ------------------------------------------------------------------------------

   The accompanying notes are an integral part of these consolidated balance
				    sheets.

Consolidated Statements of Income



American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
Years Ended December 31,                          1993        1992        1991
(In thousands except per share amounts)
Net Sales ................................  $8,304,851  $7,873,687  $7,079,443
					    ----------  ----------  ----------
Cost of goods sold .......................   2,723,902   2,568,690   2,390,463
Selling, administrative
   and general expenses ..................   2,922,579   2,846,365   2,541,422
Research and development expenses ........     662,689     552,450     430,519
Other expense (income), net ..............       3,016     (37,888)    (42,771)
Special charge ...........................          --     220,000          --
					    ----------  ----------  ----------
					     6,312,186   6,149,617   5,319,633
					    ----------  ----------  ----------
Income before federal and foreign
   taxes on income .......................   1,992,665   1,724,070   1,759,810
Provision for taxes on income:
     Federal .............................     287,846     351,193     163,217
     Foreign .............................     235,519     222,139     221,320
					    ----------  ----------  ----------
					       523,365     573,332     384,537
					    ----------  ----------  ----------
Income before accounting changes .........   1,469,300   1,150,738   1,375,273
Cumulative effect of accounting
   changes:
     Income taxes ........................          --     383,295          --
     Postretirement benefits other
	than pensions
	(net of taxes of $37,704) ........          --     (73,191)         --
					    ----------  ----------  ----------
Net Income ...............................  $1,469,300  $1,460,842  $1,375,273
					    ==========  ==========  ==========

Income per share of common stock
   before accounting changes .............  $     4.73  $     3.66  $     4.36
Cumulative effect of accounting changes:
     Income taxes ........................          --        1.22          --
     Postretirement benefits other
	than pensions ....................          --        (.23)         --
					    ----------  ----------  ----------
Net Income per Share of Common Stock .....  $     4.73  $     4.65  $     4.36
					    ==========  ==========  ==========

- ------------------------------------------------------------------------------

 The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Retained Earnings and Additional Paid-in Capital



American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
Years Ended December 31,                        1993         1992         1991
(In thousands except per share amounts)
Retained Earnings
- ------------------------------------------------------------------------------
Balance, beginning of year ............   $2,547,719   $2,316,555   $1,802,658
Net income ............................    1,469,300    1,460,842    1,375,273
					  ----------   ----------   ----------
					   4,017,019    3,777,397    3,177,931
					  ----------   ----------   ----------

Cash dividends declared:
   Preferred stock (per share:
      1993 - 1991, $2.00) .............           82           92          108
   Common stock (per share: 1993-
      1991, $2.86, $2.66, $2.375) .....      888,100      833,758      749,030
					  ----------   ----------   ----------
					     888,182      833,850      749,138
Cost of treasury stock acquired,
   less amount charged to capital .....      244,593      395,828      112,238
					  ----------   ----------   ----------
					   1,132,775    1,229,678      861,376
					  ----------   ----------   ----------
Balance, end of year ..................   $2,884,244   $2,547,719   $2,316,555
					  ==========   ==========   ==========

Additional Paid-in Capital
- ------------------------------------------------------------------------------
Balance, beginning of year ............   $  953,155   $  838,099   $  683,504
Excess over par value of common
   stock issued .......................       84,013      125,513      145,583
Miscellaneous, net ....................      (22,257)     (10,457)       9,012
					  ----------   ----------   ----------
Balance, end of year ..................   $1,014,911   $  953,155   $  838,099
					  ==========   ==========   ==========
- ------------------------------------------------------------------------------

 The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows


American Home Products Corporation and Subsidiaries
- -----------------------------------------------------------------------------
Years Ended December 31,                       1993         1992         1991
(In thousands)
Operating Activities
- -----------------------------------------------------------------------------
Net income ...........................  $ 1,469,300  $ 1,460,842  $ 1,375,273
Adjustments to reconcile to net cash
   provided from operating activities:

     Depreciation and amortization ...      241,068      210,213      167,166
     Deferred income taxes ...........      153,314     (223,484)     (15,459)
     Special charge ..................           --      220,000           --
     Changes in working capital, net
	of businesses acquired or sold:
      Accounts receivable ............     (135,038)    (192,150)      (2,997)
      Inventories ....................       (8,341)     (72,057)     (51,554)
      Trade accounts payable and
	 accrued expenses ............       62,758      104,217      270,865
      Accrued taxes ..................       27,333       31,457      (23,251)
      Other current assets ...........      (13,101)         138       34,728
     Other items, net ................     (115,905)     (26,031)     143,288
					-----------  -----------  -----------
Net cash provided from operating
   activities ........................  $ 1,681,388  $ 1,513,145  $ 1,898,059
					===========  ===========  ===========

Investing Activities
- -----------------------------------------------------------------------------
Purchases of property, plant and
   equipment .........................  $  (517,912) $  (428,109) $  (227,911)
Purchases of businesses for cash,
   net of cash acquired ..............      (67,500)    (565,952)          --
Proceeds/(purchases) of marketable
   securities, net ...................        6,154     (238,589)          --
Proceeds from sales of
   businesses/assets .................       13,614       60,341       44,947
Purchases of other assets ............      (16,038)     (10,165)      (8,470)
					-----------  -----------  -----------
Net cash used for investing
   activities ........................  $  (581,682) $(1,182,474) $  (191,434)
					===========  ===========  ===========

Financing Activities
- -----------------------------------------------------------------------------
Dividends paid .......................  $  (888,182) $  (833,850) $  (749,138)
Net proceeds/(repayments) of
   commercial paper and notes ........      251,646      503,759     (665,039)
Purchases of treasury stock ..........     (277,495)    (434,947)    (123,898)
Exercise of stock options ............       69,255       95,431      127,873
					-----------  -----------  -----------
Net cash used for financing
   activities ........................     (844,776)    (669,607)  (1,410,202)
					-----------  -----------  -----------
Effects of exchange rates on
   cash balances .....................      (10,857)     (32,906)     (20,354)
					-----------  -----------  -----------
Increase/(decrease) in cash
   and cash equivalents ..............      244,073     (371,842)     276,069
Cash and cash equivalents,
   beginning of year .................    1,692,761    2,064,603    1,788,534
					-----------  -----------  -----------
Cash and cash equivalents,
   end of year .......................  $ 1,936,834  $ 1,692,761  $ 2,064,603
					===========  ===========  ===========

- -----------------------------------------------------------------------------

 The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements


1 Summary of Significant Accounting Policies
- --------------------------------------------------------------------------------

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of American Home Products Corporation and its subsidiaries (the Company).

Cash and Cash Equivalents, for purposes of reporting cash flows, consists primarily of certificates of deposit, time deposits and other short-term, highly liquid securities and is stated at cost, which approximates fair value.

Marketable Securities consists of U.S. government or agency issues and corporate bonds and are stated at cost, which approximates fair value. The fair values are estimated based on quoted market prices. In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115 - Accounting for Certain Investments in Debt and Equity Securities. This Statement will be adopted in the first quarter of 1994, and the effect will be immaterial to the Company.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $148,700,000 at December 31, 1993 and $265,816,000 at December 31, 1992. Current value exceeded LIFO value by $65,607,000 and $52,894,000 at December 31, 1993 and 1992, respectively. The remaining inventories are valued under the first-in, first-out (FIFO) or the average cost method.

Inventories at December 31 consisted of:
(In thousands)                               1993         1992
- --------------------------------------------------------------
Finished goods.........................  $435,902     $477,226
Work in progress.......................   219,701      197,368
Materials and supplies.................   303,293      269,974
					 --------     --------
					 $958,896     $944,568
					 ========     ========
- --------------------------------------------------------------

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method.

Goodwill is being amortized on the straight-line method over periods not exceeding 40 years. Accumulated amortization was $636,385,000 and $604,484,000 at December 31, 1993 and 1992, respectively.

Long-Term Debt is stated at face value, which approximates fair value (see Note
3). The fair value of the Company's long-term debt is estimated based on quoted market prices.

2 Acquisitions
- --------------------------------------------------------------------------------

On March 19, 1993, the Company acquired M. Polaner, Inc. (Polaner), a manufacturer of jams, for $67,500,000 in a purchase transaction. The excess of the purchase price over the net assets acquired was approximately $65,600,000.

     In January 1992, the Company acquired a majority interest in Genetics Institute, Inc. (G.I.), a biopharmaceutical company. The Company acquired approximately 40% of G.I.'s outstanding common stock for $50 per share in cash and purchased approximately 9,500,000 newly issued shares of G.I. common stock for $300,000,000. The total consideration paid by the Company for the approximate 60% interest in G.I. was $666,000,000. The purchase price exceeded the net tangible assets acquired by approximately $365,000,000 of which $220,000,000 was attributable to acquired research and was expensed as a special charge in 1992. The unamortized goodwill at December 31, 1993 was $164,000,000 inclusive of additional share purchases of 40,000 and 907,000 shares in 1993 and 1992, respectively, bringing the Company's total ownership at December 31, 1993 to approximately 64%. The Company holds an option to acquire the remaining shares of G.I. from the public shareholders over a five-year period ending December 31, 1996 at prices escalating by approximately $1.84 per quarter, to $85 per share through December 31, 1996. At January 1, 1994, the option price per share was $64.74. The Company has the right to acquire additional shares through open market or privately negotiated purchases, provided that its aggregate holdings do not exceed 75% of G.I.'s outstanding equity. G.I. continues as a publicly traded company.

     On September 24, 1992, pursuant to a Stock Purchase Agreement, the Company acquired Symbiosis Corp. (Symbiosis), a manufacturer of disposable surgical instruments. Under the terms of the agreement, the Company paid

$175,000,000 for 100% of Symbiosis' stock. The purchase price exceeded the net assets acquired by approximately $173,000,000.

     The results of operations of G.I., Symbiosis and Polaner have been included in the consolidated statements of income since their acquisition dates.

     The Company also acquired all the outstanding stock of Intelligent Medical Systems, Inc. (IMS) in exchange for 498,242 shares of the Company's common stock. This acquisition was accounted for as a pooling-of-interests, effective January 1, 1992. The 1991 financial statements were not restated for this transaction as the effects were immaterial.

     The Company had other acquisitions during the 1991-1993 period, the effect of which, individually and in the aggregate, was not material to the consolidated financial position or results of operations.

     Unaudited pro forma results of operations to reflect the 1993 and 1992 acquisitions as if they had taken place on January 1 of those years are not presented as the effects are immaterial.

3 Long-Term Debt and Financing Arrangements
- --------------------------------------------------------------------------------

On April 10, 1992, the Company issued $250,000,000 principal amount of five-year Notes due April 15, 1997. The five-year Notes bear interest at the rate of 6.875% payable semiannually on April 15 and October 15.

     On October 2, 1992, the Company issued an additional $250,000,000 principal amount of 10-year Notes due October 15, 2002. The 10-year Notes bear interest of 6.5% payable semiannually on April 15 and October 15.

     On February 19, 1993, the Company issued $250,000,000 principal amount of 30-year Notes due March 1, 2023. The 30-year Notes bear interest of 7.25% payable semiannually on March 1 and September 1.

     All the Notes were issued under a $1,000,000,000 shelf registration statement filed with the Securities and Exchange Commission in February 1992. These Notes are unsecured and unsubordinated and may not be redeemed prior to maturity. The proceeds from the sale of the Notes were used for acquisitions and general corporate purposes, including common share repurchases and repayments of commercial paper.

     In April 1993, the Company entered into a Revolving Credit Facility Agreement, for a 364-day term, with a syndicate of international lending institutions. The facility allows the Company to borrow a maximum of $1,000,000,000 on an unsecured basis at variable interest rates and may be used to satisfy general corporate cash requirements, including acquisitions, common share repurchases and commercial paper backup. Fees under the agreement are not significant. The Company intends to renew the facility upon the expiration of the 364-day term. To date, there have been no borrowings under this agreement.

     The Notes and the Revolving Credit Facility Agreement contain customary covenants, representations, warranties, conditions and default provisions which, given the Company's current financial position, provide substantial flexibility.

     The Company participates in certain off-balance sheet arrangements, including interest rate swap agreements and foreign exchange forward contracts, as part of its management of interest rate and foreign currency exposures, which, in the aggregate, are not significant. The Company believes that the risks of accounting loss associated with these arrangements, principally from non-performance by the counterparties or due to fluctuations in interest and/or exchange rates, would not have a material adverse effect on the Company's results of operations or financial position.

     Interest payments in connection with the Company's debt obligations for the years ended December 31, 1993, 1992 and 1991 amounted to $55,215,000, $26,151,000 and $37,159,000, respectively.

4 Employee Benefit Plans
- --------------------------------------------------------------------------------

Pension Plans: The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1993, 1992 and 1991 was $50,660,000, $46,003,000 and $43,412,000, respectively. Pension plan benefits are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund all current and prior service costs under retirement plans, and all liabilities for accrued vested and nonvested benefits have been fully funded.

Notes to Consolidated Financial Statements



Net periodic pension cost of domestic pension plans was as
follows:
(In thousands)                       1993       1992      1991
- --------------------------------------------------------------
Service cost on benefits earned
     during the year........... $  31,520   $ 28,237  $ 25,277
Interest cost on projected
     benefit obligation........    59,485     54,226    49,513
Actual return on plan assets...  (113,393)   (53,600) (105,376)
Net amortization and
     deferral..................    57,642      2,502    59,009
				---------   --------  --------
Net periodic pension cost...... $  35,254   $ 31,365  $ 28,423
				=========   ========  ========
- --------------------------------------------------------------

The actuarial present value of benefit obligations and funded status for the Company's domestic plans were as follows:
(In thousands)                     1993        1992       1991
- --------------------------------------------------------------
Benefit obligations:
     Vested benefits........   $620,872    $510,892   $486,306
     Nonvested benefits.....     45,702      36,461     34,021
			       --------    --------   --------
Accumulated benefit
     obligation.............    666,574     547,353    520,327
Projected compensation
     increases..............    160,079     153,495    116,568
			       --------    --------   --------
Projected benefit
     obligation.............    826,653     700,848    636,895
Plan assets at fair value...    743,292     668,005    608,245
			       --------    --------   --------
Projected benefit obligation
     in excess of plan assets   (83,361)    (32,843)   (28,650)
Unrecognized net
     loss (gain)............     16,457     (18,080)   (30,800)
Unrecognized net transition
     obligation.............      2,891       1,968      1,045
Unrecognized prior
     service cost...........     26,177      29,482     22,761
			       --------    --------   --------
Net pension liability.......   $(37,836)   $(19,473)  $(35,644)
			       ========    ========   ========
- --------------------------------------------------------------

Assumptions used in developing the projected benefit obligation as of December 31 were as follows:
				       1993     1992      1991
- --------------------------------------------------------------
Discount rate......................... 7.5%     8.5%      8.5%
Rate of increase in
     compensation..................... 4.5%     6.0%      6.0%
Rate of return on plan assets......... 8.5%     9.0%      9.0%
- --------------------------------------------------------------

     Postretirement Benefits: The Company provides postretirement health care and life insurance benefits for retired employees. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

     Effective January 1, 1992, the Company adopted SFAS No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments, other than pensions, during the employee's active service period. The Company had established reserves in prior years for the postretirement health care benefits of existing retirees totaling $129,084,000 as of December 31, 1991. Prior to adoption of SFAS No. 106, the Company expensed the cost of these benefits, principally health care and related benefits, as claims were paid.

     The Company recognized this change as a cumulative effect of a change in accounting principle as of January 1, 1992, resulting in a non-recurring after-tax charge of $73,191,000. The Company's unfunded accumulated postretirement benefit obligation (APBO) increased to $355,864,000 as of December 31, 1993, due principally to claims experience in 1993 and the reduction of the discount rate. The Company recorded an accrued postretirement benefit obligation of $264,553,000 as of December 31, 1993.

     Net periodic postretirement health care cost at December 31 included the following components:
(In thousands)                               1993         1992
- --------------------------------------------------------------
Service cost on benefits earned
     during the year...................  $  9,759    $   8,439
Interest cost on APBO..................    26,765       21,456
Amortization of loss...................     1,230           --
					  -------      -------
Net periodic postretirement
     health care cost..................   $37,754      $29,895
					  =======      =======
- --------------------------------------------------------------

The cost of these programs in 1991 was $15,218,000.
   The APBO at December 31 was as follows:
(In thousands)                               1993         1992
- --------------------------------------------------------------
Retirees...............................  $165,797     $118,920
Fully eligible active participants.....   151,753      103,090
Other active participants..............    38,314       28,345
					 --------     --------
APBO ..................................   355,864      250,355
Unrecognized net loss..................   (91,311)          --
					 --------     --------
Accrued postretirement
     benefit obligation................  $264,553     $250,355
					 ========     ========
- --------------------------------------------------------------

Assumptions used in developing the APBO were as follows:
					     1993         1992
- --------------------------------------------------------------
Discount rate...........................     7.5%         9.0%
Increase in per capita cost
     of health care benefits
     that gradually was decreased
     over 10 years and
     held constant thereafter...........   11%-6%       12%-6%
- --------------------------------------------------------------

A one percentage point increase in the assumed health care cost trend rates would increase the APBO as of December 31, 1993 by approximately $36,382,000, and the total of the service and interest cost components of the net periodic postretirement health care cost would increase by approximately $5,017,000.

     In November 1992, the Financial Accounting Standards Board issued SFAS No. 112 - Employers' Accounting for Postemployment Benefits. This Statement will be adopted in the first quarter of 1994, and the effect will be immaterial to the Company.

5 Other Noncurrent Liabilities
- --------------------------------------------------------------------------------

Other noncurrent liabilities include reserves for contingencies relating to income taxes and environmental and product liabilities. Deferred income taxes payable, liabilities for the Company's Management Incentive Plan and reserves for plant reorganizations, including severance payments, also are included.

     The Company has responsibilities for environmental safety and cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. The Company also is involved in various other environmental claims and legal proceedings of a nature considered normal to its business. The Company provides for the estimated costs of remediation for all known environmental liabilities.

     The Company's Management Incentive Plan provides for cash and deferred contingent common stock awards to key employees. The maximum shares issuable under the plan are 12,000,000 common shares, of which 8,702,162 have been awarded through December 31, 1993. Deferred contingent common stock awards plus accrued dividends totaling 316,648 shares were outstanding at December 31, 1993. Awards for 1993 amounted to $31,266,000, which included deferred contingent common stock of $7,120,000 (101,348 shares). Awards for 1992 were $30,337,000, which included deferred contingent common stock of $7,201,000 (104,098 shares). Awards for 1991 amounted to $25,871,000, which included deferred contingent common stock of $14,324,000 (168,911 shares).

6 Capital Stock
- --------------------------------------------------------------------------------

There were 600,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 1993. Of the authorized preferred shares, there is a series of shares (40,137 outstanding), which is designated as $2 convertible preferred stock. Each share of the $2 series is convertible at the option of the holder into nine shares of common stock. This series may be called for redemption at $60 per share plus accrued dividends if the market price of the common stock is at least $6.67 per share.

     Changes in outstanding common shares during 1993, 1992 and 1991 are summarized as follows:
(In thousands)                       1993       1992      1991
- --------------------------------------------------------------
Balance, beginning of year.....   313,048    315,623   314,028
Issued for stock options and
     Management Incentive
     Plan......................     1,754      2,681     3,470
Conversions of preferred stock
     (3,011 shares in 1993,
     7,900 shares in 1992 and
     5,900 shares in 1991).....        27         72        53
Purchase of shares for treasury    (4,503)    (5,826)   (1,928)
Issued for acquisition of IMS          --        498        --
				  -------    -------   -------
Balance, end of year...........   310,326    313,048   315,623
				  =======    =======   =======
- --------------------------------------------------------------


7 Stock Options
- --------------------------------------------------------------------------------

The Company has three Stock Option Plans - 1985, 1980 and 1978 - and a 1990 Stock Incentive Plan. In addition, in June 1993, the Board of Directors of the Company approved the 1993 Stock Incentive Plan to be presented to shareholders for approval in April 1994. Under the 1993 and 1990 plans, a maximum of 14,000,000 and 12,000,000 option shares, respectively, may be granted at prices not less than 100% of the fair market value at the date of option grant. No further grants will be made under the 1985, 1980 and 1978 plans.

Notes to Consolidated Financial Statements

     The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. The plans provide for the granting of Stock Appreciation Rights (SAR) which permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised. In May 1991, all SARs issued to U.S. employees were canceled. Foreign employee SARs for 112,800 shares remain outstanding and exercisable at December 31, 1993. The 1993 and 1990 plans, in addition and among other things, provide for the issuance of up to 2,000,000 of the available options as restricted stock performance awards under each plan. No restricted stock performance awards have been granted under these plans.

     Transactions involving the plans are summarized as follows:
Option Shares                                1993         1992
- --------------------------------------------------------------
Outstanding January 1..............    12,465,013   12,671,683
Granted............................    10,710,210    1,899,100
Canceled...........................      (322,450)     (70,600)
Exercised (1993 - $23.03 to
     $60.88 per share).............    (1,511,849)  (2,035,170)
				       ----------   ----------
Outstanding December 31............    21,340,924   12,465,013
				       ==========   ==========
Exercisable December 31
     (1993 - $27.06 to
     $79.31 per share).............    10,805,634   10,562,913
				       ==========   ==========
- --------------------------------------------------------------

At December 31, 1993, 12,713,740 shares were available for future grants under the 1993 and 1990 plans.

8 Other Expense (Income), Net
- --------------------------------------------------------------------------------

This caption in the Consolidated Statements of Income is summarized as follows:
(In thousands)                   1993         1992        1991
- --------------------------------------------------------------
Interest income............. $(89,677)   $(108,720)  $(137,203)
Interest expense............   47,174       35,503      31,431
Foreign exchange
     loss and other.........   45,519       35,329      63,001
			    ---------   ----------  ----------
Total....................... $  3,016    $ (37,888)  $ (42,771)
			    =========   ==========  ==========
- --------------------------------------------------------------

9 Income Taxes
- --------------------------------------------------------------------------------

The provision for income taxes consisted of:
(In thousands)                     1993        1992       1991
- --------------------------------------------------------------
Current:
     Domestic...............   $150,916    $154,572   $173,555
     Foreign................    219,135     221,245    226,441
				370,051     375,817    399,996
Deferred:
     Domestic...............    136,930     196,621    (10,338)
     Foreign................     16,384         894     (5,121)
			       --------    --------   --------
				153,314     197,515    (15,459)
			       --------    --------   --------
			       $523,365    $573,332   $384,537
			       ========    ========   ========
- --------------------------------------------------------------

Deferred tax (liabilities) assets, inclusive of a valuation allowance for deferred tax assets, were reflected in the consolidated balance sheets at December 31 as follows:
(In thousands)                                 1993       1992
- --------------------------------------------------------------
Net current assets....................... $ 140,902   $289,744
Net noncurrent liabilities...............  (148,558)  (144,086)
					  ---------   --------
					  $  (7,656)  $145,658
					  =========   ========
- --------------------------------------------------------------

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax benefits result principally from the recording of certain reserves which currently are not deductible for tax purposes. Deferred tax credits result principally from temporary differences in the recognition of gains and losses from certain investments and from the use, for tax purposes, of accelerated depreciation.

     In 1992, the Company adopted SFAS No. 109 - Accounting for Income Taxes. The impact of SFAS No. 109 resulted in the accelerated recognition of $301,706,000 of tax benefits related to the remaining net operating loss (NOL) carryforward as of January 1, 1992 of its subsidiary, A.H. Robins Company, Incorporated (Robins), and additional tax benefits of $81,589,000 not previously recognized. Prior to the adoption of SFAS No. 109, the Company had recognized the Robins' NOL benefit, for financial reporting purposes, as this benefit was realized for tax purposes in accordance with SFAS No. 96 - Accounting for Income Taxes, which is superseded by SFAS No. 109. The aggregate amount of the tax benefits was $383,295,000.

     Included in the 1991 current domestic provision for income taxes is the benefit of the Robins' NOL of $132,371,000. The Robins' NOL for tax purposes was fully utilized during 1993.

     The Company has recorded deferred tax assets as of December 31, 1993 under SFAS No. 109 of $507,937,000 related principally to reserves for product and environmental liabilities, postretirement benefit obligations and other employee benefits and reorganizations. A valuation allowance was established on January 1, 1992 for certain deferred tax assets related to reorganizations, product liability and other matters, as the Company determined that it was more likely than not that these benefits will not be realized. During 1993, the valuation allowance was reduced by $9,961,000 to $91,363,000. There was no change to this allowance in 1992. Deferred tax liabilities of $424,230,000 as of December 31, 1993 related principally to accelerated depreciation, losses on securities and employee compensation.

     A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:
Tax Rate                                1993      1992     1991
- ---------------------------------------------------------------
U.S. statutory rate...................  35.0%     34.0%    34.0%
Effect of Puerto Rico and Ireland
     manufacturing operations.........  (6.1)     (6.1)    (6.0)
Effect of Robins' net
     operating loss...................    --        --     (7.5)
Expenses for which no tax
     benefits were recorded...........    --       4.5       --
Research credits......................  (1.3)     (0.4)    (0.9)
Other.................................  (1.3)      1.3      2.3
				       -----      ----     ----
Effective tax rate....................  26.3%     33.3%    21.9%
				       =====      ====     ====
- ---------------------------------------------------------------

Total income tax payments for the years ended December 31, 1993, 1992 and 1991 amounted to $335,102,000, $292,170,000 and $349,333,000, respectively.

10 Net Income per Share
- --------------------------------------------------------------------------------

Net income per share of common stock was based on the average of common shares and common share equivalents outstanding during the year: 310,668,000 shares in 1993, 314,201,000 shares in 1992 and 315,726,000 shares in 1991.

11 Contingencies
- --------------------------------------------------------------------------------

The Company is involved in various legal proceedings, including product liability suits of a nature considered normal to its business.

     The Company is self-insured against ordinary product liability risks and has liability coverage in excess of certain limits from various insurance carriers.

     In the opinion of the Company, although the outcome of any litigation cannot be predicted with certainty, the ultimate liability of the Company in connection with pending litigation will not have a material adverse effect on the Company's results of operations or financial position.

Notes to Consolidated Financial Statements

12 Company Data by Industry Segment
- --------------------------------------------------------------

				    Years Ended December 31,
			       -------------------------------
(In millions)                      1993        1992       1991
- --------------------------------------------------------------
Net Sales to Customers
Health Care Products:
     Pharmaceuticals.......... $4,774.6    $4,589.3   $4,018.0
     Consumer Health
      Care....................  1,743.0     1,611.0    1,435.7
     Medical Supplies and
      Diagnostic Products.....    851.5       807.6      766.6
			       --------    --------   --------
				7,369.1     7,007.9    6,220.3
Food Products.................    935.8       865.8      859.1
			       --------    --------   --------
Consolidated Total............ $8,304.9    $7,873.7   $7,079.4
			       ========    ========   ========
- --------------------------------------------------------------

Income before Taxes
- --------------------------------------------------------------
Health Care Products.......... $1,836.7    $1,755.7   $1,561.3
Food Products.................    152.4       146.1      129.4
			       --------    --------   --------
Total Health Care and
     Food Products............  1,989.1     1,901.8    1,690.7
Corporate (1).................      3.6      (177.7)      69.1
			       --------    --------   --------
Consolidated Total............ $1,992.7    $1,724.1   $1,759.8
			       ========    ========   ========
- --------------------------------------------------------------

Total Assets at December 31
- --------------------------------------------------------------
Health Care Products.......... $5,165.3    $4,944.4   $3,601.9
Food Products.................    504.4       384.0      317.4
Corporate.....................  2,017.7     1,813.0    2,019.5
			       --------    --------   --------
Consolidated Total............ $7,687.4    $7,141.4   $5,938.8
			       ========    ========   ========
- --------------------------------------------------------------

Depreciation Expense
- --------------------------------------------------------------
Health Care Products..........   $172.3      $169.3     $138.8
Food Products.................     11.8        10.6       10.5
Corporate.....................      6.8         3.7        3.5
				 ------      ------     ------
Consolidated Total............   $190.9      $183.6     $152.8
				 ======      ======     ======
- --------------------------------------------------------------

Capital Expenditures (2)
- --------------------------------------------------------------
Health Care Products..........   $416.3      $474.4     $209.1
Food Products.................     24.9        20.0       16.1
Corporate.....................     76.7        60.9       12.9
				 ------      ------     ------
Consolidated Total............   $517.9      $555.3     $238.1
				 ======      ======     ======
- --------------------------------------------------------------

Company Data by Geographic Segment
- --------------------------------------------------------------

				   Years Ended December 31,
			       -------------------------------
(In millions)                      1993        1992       1991
- --------------------------------------------------------------

Net Sales to Customers
- --------------------------------------------------------------
United States................. $5,695.8    $5,387.1   $4,877.7
Canada and Latin
     America..................    897.7       758.9      707.5
Europe and Africa.............  1,196.6     1,244.1    1,108.8
Asia and Australia............    514.8       483.6      385.4
			       --------    --------   --------
Consolidated Total............ $8,304.9    $7,873.7   $7,079.4
			       ========    ========   ========
- --------------------------------------------------------------

Income before Taxes
- --------------------------------------------------------------
United States (1)............. $1,465.7    $1,245.9   $1,334.8
Canada and Latin
     America..................    214.9       158.9      148.7
Europe and Africa.............    224.0       233.6      211.0
Asia and Australia............     88.1        85.7       65.3
			       --------    --------   --------
Consolidated Total............ $1,992.7    $1,724.1   $1,759.8
			       ========    ========   ========
- --------------------------------------------------------------

Total Assets at December 31
- --------------------------------------------------------------

United States................. $5,736.6    $5,249.6   $4,385.5
Canada and Latin
     America..................    467.5       436.6      356.9
Europe and Africa.............  1,075.7     1,065.3      867.2
Asia and Australia............    407.6       389.9      329.2
			       --------    --------   --------
Consolidated Total............ $7,687.4    $7,141.4   $5,938.8
			       ========    ========   ========
- --------------------------------------------------------------

(1) These segments include the special charge of $220,000,000 in 1992 (see
Note 2).

(2) Capital expenditures for 1992 include additions from businesses acquired.

     Transactions between industry and geographic segments are not material. Foreign exchange adjustments, which were included in operating income before taxes in this note and in other expense (income), net in the Consolidated Statements of Income on page 29, resulted in net charges to income of $55,475,000 in 1993, $23,662,000 in 1992 and $66,610,000 in 1991, principally in the Canada and Latin America segment (see Note 8).

Report of Independent
Public Accountants


To the Board of Directors and Shareholders of American Home Products Corporation:

We have audited the accompanying consolidated balance sheets of American Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, additional paid-in capital and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 4 and 9 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.

Arthur Andersen & Co.
New York, N.Y.
January 18, 1994


Management Report on Financial Statements


Management has prepared and is responsible for the Company's consolidated financial statements and related notes. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. All financial information in this Annual Report is consistent with the financial statements.

     The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

     The Company's financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness of these statements.

     The Audit Committee of the Board of Directors, com-posed of non-employee directors, meets periodically with the external and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.

John R. Stafford                Robert G. Blount
Chairman, President and         Executive Vice President and
Chief Executive Officer         Chief Financial Officer

Quarterly Financial Data


- ---------------------------------------------------------------------------------------
			     First Quarter Second Quarter  Third Quarter Fourth Quarter
(In thousands except
 per share amounts)                   1993           1993           1993           1993
- ---------------------------------------------------------------------------------------
Net Sales .................     $2,111,015     $1,909,416     $2,168,116     $2,116,304
Gross Profit ..............      1,450,423      1,258,745      1,455,053      1,416,728
Net Income ................        401,509        287,490        397,553        382,748
Net Income per Common Share     $     1.29     $     0.93     $     1.28     $     1.23
- ---------------------------------------------------------------------------------------

			     First Quarter Second Quarter  Third Quarter Fourth Quarter
				      1992           1992           1992           1992
- ---------------------------------------------------------------------------------------
Net Sales .................     $2,002,039     $1,759,867     $2,109,318     $2,002,463
Gross Profit ..............      1,346,276      1,181,303      1,404,109      1,373,309
Net Income ................        453,368        263,493        382,428        361,553
Net Income per Common Share     $     1.43     $     0.84     $     1.22     $     1.16
- ---------------------------------------------------------------------------------------



Market Prices of Common Stock and Dividends

			1993 Range of Prices*            1992 Range of Prices*
- ------------------------------------------------     ---------------------------
				       Dividends                       Dividends
		       High        Low per Share       High        Low per Share
- --------------------------------------------------------------------------------
First Quarter ..     $68.00     $55.50     $0.71     $84.25     $72.75     $0.65
Second Quarter .      69.00      62.38      0.71      82.00      66.75      0.65
Third Quarter ..      65.75      58.38      0.71      77.13      66.88      0.65
Fourth Quarter .      65.38      58.88      0.73      73.25      63.25      0.71
- --------------------------------------------------------------------------------

* Prices are those of the New York Stock Exchange - Composite Transactions.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements (Notes) on pages 28 to 38.

Results of Operations
- --------------------------------------------------------------------------------

Net sales increased 5% to $8.3 billion in 1993, while net sales for 1992 increased 11% from 1991 levels. Worldwide health care products segment sales of $7.4 billion in 1993 were 5% higher than in 1992, and 1992 sales of $7.0 billion were 13% above 1991 levels. Food products sales increased 8% to $936 million in 1993 and 1% in 1992.

     Net sales of health care and food products in the United States in 1993 were $5.7 billion, an increase of 6% from 1992; 1992 net sales increased 10% from 1991. Foreign sales increased 5% in 1993 to $2.6 billion and increased 13% in 1992 to $2.5 billion. Net sales of health care products in the United States of $4.8 billion in 1993 increased 5%, and 1992 net sales of $4.6 billion increased 12%. U.S. pharmaceutical sales increased 5% in 1993, due primarily to unit volume growth of 3%. U.S. pharmaceutical sales growth of 14% in 1992 was due primarily to unit volume increases of 11%.

     The Company voluntarily established a policy to limit the weighted average U.S. prescription pharmaceutical price increase to not more than the increase in the Consumer Price Index, which in 1993 was 2.7%. The Company's U.S. prescription pharmaceutical price increase in 1993 was 2.6%. In 1992, the Company's weighted average U.S. prescription pharmaceutical price increase was 3.7%, which approximated the 1992 increase in the Consumer Price Index.

     Unit volume growth in the U.S. pharmaceutical segment was led by Premarin and increases in the anti-inflammatory and veterinary product line categories. Genetics Institute, Inc.'s (G.I.) recombinant antihemophilic factor (rAHF) bulk product sales also contributed to this volume growth. U.S. pharmaceutical sales growth was impacted by increased competitive pressures on pricing in both the public and private sectors, increases in Medicaid rebates, and additional rebates under the Women, Infants and Children Program. It is anticipated that these trends will continue in this market in 1994, regardless of the outcome of proposed health care reform legislation. U.S. pharmaceutical sales increases in 1992 were due principally to unit volume increases in female health care products, the anti-inflammatory product, Lodine, and infant nutritional products.

     Consumer health care sales in the United States increased 5% to $1.2 billion in 1993 as price increases were partly offset by unit volume declines of 3%. Unit volume growth in the cough/cold/allergy product line was more than offset by unit sales declines in some of the Company's analgesic products, particularly Anacin. However, Advil unit volume grew 8% in the United States in 1993. U.S. consumer health care sales were unfavorably impacted by the continued growth of private label brands and new competitive products. U.S. consumer health care sales in 1992 were 12% higher than 1991 levels, due principally to unit volume growth in the analgesic and cough/cold/allergy product categories.

     Medical supplies and diagnostic products sales in the United States increased 6% in 1993, due principally to increased unit volume as competitive conditions in the hospital supply market held prices in many product categories at 1992 levels. The acquisition of Symbiosis Corp. (Symbiosis) in late 1992 and sales growth in Sherwood's disposable needle and syringe products contributed to the sales increase. U.S. medical supplies and diagnostic products sales in 1992 increased 4% as a result of the acquisition of Symbiosis and Intelligent Medical Systems, Inc. (see Note 2) and increased unit sales of cardiovascular monitoring systems.

     Foreign sales of health care products in 1993 increased 5% to $2.5 billion. Unit volume grew 5%, while price increases of 6% were offset by unfavorable foreign exchange rates. Foreign sales of health care products in 1992 of $2.4 billion increased 13%, due to 6% unit volume growth, price increases averaging 5% and favorable foreign exchange rates.

     Foreign pharmaceutical sales increased 2% in 1993, led by unit volume gains for female health care and infant nutritional products. Excluding the effects of exchange rates, foreign pharmaceutical sales would have increased 9% in 1993. The Company operates under governmental price controls in many of its more significant international markets and, during 1993, experienced price rollbacks in several countries, including Germany and Italy. Pricing pressures are expected to continue in 1994, particularly in Europe. The Company was able to increase prices in line with inflation and related currency devaluations in several Latin American markets in 1993, particularly Brazil, which contributed to the foreign pharmaceuticals sales gain.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


However, changes in governmental health care policies and, to a lesser extent, competitive conditions may constrain prices in 1994. Foreign sales of pharmaceuticals increased 14% in 1992, led by unit volume gains for infant nutritional and female health care products.

     Foreign consumer health care sales in 1993 increased 16% to $586 million, due primarily to unit volume growth in the oral health care product line, particularly in Argentina, and inflation-related price increases in Brazil. In 1992, foreign consumer health care sales increased 12%, primarily due to unit volume growth in the oral health care product line.

     Food products sales in the United States in 1993 were $879 million, 9% above year-ago levels. This increase was led by unit volume growth of 8%, principally as a result of the M. Polaner, Inc. (Polaner) acquisition (see Note
2), with additional volume contributions from Crunch 'n Munch. Competitive conditions, primarily in certain regional and specialty product markets, continue to constrain sales growth. U.S. sales of food products in 1992 of $808 million were 1% above 1991 levels.

     Cost of goods sold in 1993, as a percentage of net sales, was consistent with 1992 levels. Cost of goods sold in 1992 was one percentage point below 1991 levels, due principally to operating efficiencies in the consumer health care and food products businesses.

     Selling, administrative and general expense, as a percentage of net sales, decreased by approximately one percentage point from 1992, due primarily to decreases in media spending, particularly in the U.S. consumer health care segment. Selling, general and administrative expense in 1992, as a percentage of net sales, was consistent with 1991 levels.

     Research and development expense increased 20% to $663 million in 1993 and 28% to $552 million in 1992. The increased expenditures in 1993 and 1992 were due, in part, to G.I.'s research spending (see Note 2), net of its collaborative revenues. Excluding G.I.'s expenditures, research and development expenses increased 11% in 1993 and 19% in 1992. Pharmaceutical research and development expense, as a percentage of worldwide pharmaceutical sales, exclusive of nutritional sales, was 14% and 12% in 1993 and 1992, respectively.

     As discussed in Note 8, other expense (income), net in 1993 reflects reduced net interest income, due primarily to the use of cash balances and proceeds from debt issuances for acquisitions and common share repurchases in 1993 and 1992 and, to a lesser extent, lower interest rates on invested funds. Foreign exchange rates, principally in Brazil, also had an unfavorable impact on earnings in 1993. Other (income) expense, net in 1992 reflected lower interest rates compared to 1991 and reduced foreign exchange losses.

     The growth in sales outpaced the growth in income before taxes in 1993, exclusive of the 1992 special charge, due primarily to the impact of recent acquisitions from which the incremental sales contribution exceeded the income contribution and also due to lower net interest income previously mentioned.

     In August 1993, Congress passed the Omnibus Budget Reconciliation Act of 1993. The Company's effective tax rate of 26.3% in 1993 was not significantly impacted by this legislation as the 1% increase in the corporate tax rate to 35%, effective January 1, 1993, was more than offset by the retroactive reinstatement of the research tax credit. The Company's effective tax rate of 33.3% in 1992 reflected the non tax-deductible $220 million write-off of the acquired research related to the G.I. acquisition. The Company's effective tax rate in 1994 is expected to increase to approximately 28% - 29%, due primarily to a reduction in Section 936 tax benefits derived from its manufacturing operations in Puerto Rico, offset, in part, by incremental tax benefits from its manufacturing operations in Ireland (see Note 9).

     As discussed above and in Notes 2, 4 and 9, reported results in 1992 were impacted by the $220 million special charge and the adoption of Statement of Financial Accounting Standards Nos. 109 and 106. Excluding the impact of these non-recurring items from 1992 results, net income and earnings per share increased 7% and 8%, respectively, in 1993 as these items, in the aggregate, contributed $90 million ($.29 per share) to 1992 net income.

     As previously mentioned, intense competition and pricing pressures in the U.S. pharmaceutical and other health care markets are expected to continue in the near term, particularly from managed care organizations, hospital associations/alliances, governmental agencies and other large buying groups. In addition, health care reform legislation in the United States has been proposed to the Congress by President Clinton. Other health care reform proposals from members of Congress are being introduced with varied agendas on issues such as Medicaid and Medicare rebates, price controls, governmental alliances and other matters. Similarly, in international markets, particularly in Europe and Brazil, health care spending is subject to increasing governmental scrutiny, much of which is focused on pharmaceutical prices. While we cannot predict the impact this proposed health care legislation will have on the Company's worldwide results of operations, we believe the pharmaceutical industry will continue to play a very positive role in helping to contain global health care costs through the development of innovative products. However, it is expected that global market forces will continue to constrain price growth regardless of the outcome of health care reform.

     The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its revenues or profits. However, Premarin, the Company's conjugated estrogens product, which no longer is patent-protected, does contribute significantly to sales and profits. While Premarin presently is subject to competition from other hormone replacement products, it currently is not subject to competition from generic conjugated estrogens products. The Company cannot presently predict the timing of regulatory approval of such generic products and their potential impact on the market.

Financial Condition and Liquidity
- --------------------------------------------------------------------------------

Cash, cash equivalents and marketable securities as of December 31, 1993 totaled $2.2 billion. Principal sources of cash in 1993 were operating activities, which generated $1.7 billion, and the proceeds from the issuance of $250 million of 30-year debentures (see Note 3). These funds were used principally for dividend payments of $888 million, common share repurchases of $277 million, and additions to property, plant and equipment of $518 million. In 1992, the Company issued $500 million of medium-term notes. These funds, in addition to operating funds of $1.5 billion, were used for dividend payments, share repurchases, capital additions and the acquisitions noted in the following paragraphs.

     On March 19, 1993, the Company acquired all the outstanding common stock of Polaner for $67.5 million (see Note 2).

     Effective January 16, 1992, the Company acquired a majority interest in G.I. (see Note 2). The cost to the Company to acquire the outstanding G.I. shares, which the Company does not own, ranges from approximately $1.0 billion to $1.3 billion under the option discussed in Note 2.

     As also discussed in Note 2, in September 1992, the Company acquired 100% of the common stock of Symbiosis, a developer and manufacturer of disposable instruments for endoscopic and laparoscopic surgery, for $175 million.

     The Company continued to expand and upgrade its operating plants, research facilities and office facilities during the year. Significant capital projects included the completion of pharmaceutical manufacturing facilities in Ireland and the expansion of Premarin manufacturing facilities in Canada. The expansion of research and development facilities in Radnor, Pennsylvania, and Andover, Massachusetts, also continued in 1993. In October 1993, the construction of the new corporate headquarters in Madison, New Jersey, was completed. The Company also continued to invest capital in its manufacturing facilities to comply with environmental regulations.

     The Company has significant cash balances, a consistent ability to generate cash flow from operations and available funds under its Revolving Credit Facility Agreement (see Note 3). The Company foresees no difficulty in maintaining its present financial condition and liquidity and the ability to finance its global research and development, capital programs and other foreseeable future needs.

Directors and Officers


Board of Directors

John R. Stafford(1)
Chairman, President and
Chief Executive Officer

Clifford L. Alexander, Jr.
President, Alexander & Associates, Inc.

Frank A. Bennack, Jr.
President and Chief
Executive Officer,
The Hearst Corporation

K. Roald Bergethon
Educational Consultant

Robert G. Blount
Executive Vice President

John W. Culligan(1)
Retired-Former Chairman
of the Board

Robin Chandler Duke
National Chair, Population
Action International

John D. Feerick
Dean, Fordham University
School of Law

Edwin A. Gee
Retired-Former Chairman,
International Paper Company

William F. Laporte(1)
Retired-Former Chairman
of the Board

Robert W. Sarnoff
Director/Consultant

John R. Torell III
Chairman,
Torell Management Inc.

William Wrigley
President and Chief
Executive Officer,
Wm. Wrigley Jr. Company



Principal Corporate Officers

John R. Stafford(2,3)
Chairman, President and
Chief Executive Officer

Robert G. Blount(2,3)
Executive Vice President

Stanley F. Barshay(2,3)
Senior Vice President

Joseph R. Bock(2,3)
Senior Vice President

Joseph J. Carr(2,3)
Senior Vice President

Fred Hassan(2,3)
Senior Vice President

Louis L. Hoynes, Jr.(2,3)
Senior Vice President and
General Counsel

John B. Adams
Vice President-Corporate Development

Thomas G. Cavanagh
Vice President-Investor Relations

John R. Considine(2,3)
Vice President-Finance

E. Thomas Corcoran(3)
Vice President

Paul M. Heinrich
Vice President-Engineering

Gerald A. Jibilian
Vice President and Associate
General Counsel

Thomas M. Nee(2)
Vice President-Taxes

Edward A. Schefer
Vice President-Management
Information Systems

Steven A. Tasher
Vice President-Environmental Affairs
and Associate General Counsel-
Environment

Carol G. Emerling
Secretary

Robert J. Haller
Comptroller

Roxanne E. Parker
Treasurer



Principal Division and
Subsidiary Officers

American Home
Food Products, Inc.
Charles E. LaRosa,(3) President

Corometrics Medical Systems
Craig A. Castle, President

Fort Dodge Laboratories
E. Thomas Corcoran,(3)
Vice President, AHPC

Genetics Institute, Inc.
Gabriel Schmergel, President

Quinton Instrument Company
Anthony G. Perri, President

Sherwood Medical Company
David A. Low,(3) President

Specialty Pharmaceuticals Division
David Strunce, President

Symbiosis Corp.
Kevin W. Smith, President

Whitehall International, Inc.
Jean-Claude Leroux,(3) President

Whitehall-Robins
Terrence L. Stecz,(3) President

Wyeth-Ayerst Laboratories
Robert Essner,(3) President

Wyeth-Ayerst International, Inc.
David M. Olivier,(3) President

Wyeth-Ayerst Research
Robert I. Levy, M.D.,
President

(1)Executive Committee
(2)Finance Committee
(3)Operations Committee

Corporate Data

Corporate Employee Relations
Relations with organized labor remain harmonious and responsible. Our labor agreements offer competitive wages and benefits, giving us the ability to compete and provide our employees with a broad base of benefit programs.

     Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, national origin, physical or mental disability, race, religion, sex or status as a Vietnam-era veteran or a qualified disabled veteran.

     Our continued progress is the result of our ability to attract and retain highly qualified employees who, through their superior performance, contribute significantly to our success. We sincerely appreciate the dedication, commitment and support all of our employees gave us throughout 1993.

Independent Auditors
Arthur Andersen & Co.

Transfer Agent and Registrar
Chemical Bank
450 West 33rd Street
New York, NY 10001

Executive Offices
American Home Products
Corporation
Five Giralda Farms
Madison, NJ 07940

Annual Meeting
The Annual Meeting of Shareholders will be held on April 20, 1994, in Short Hills, New Jersey.

Form 10-K
A copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained by any shareholder without charge upon written request to:
American Home Products
Corporation
Treasurer's Department
Five Giralda Farms
Madison, NJ 07940
(201) 660-6936

Master Investment Plan
The plan provides shareholders with the opportunity to automatically reinvest dividends or to make cash purchases of additional shares of the Company's common stock. Inquiries should be directed to:
Chemical Bank
Dividend Reinvestment
Department
J.A.F. Building
P.O. Box 3069
New York, NY 10116-3069
Shareholder Relations
(800) 851-9677

Policy on Health, Safety and
Environmental Protection
A copy of the Company's "Policy on Health, Safety and Environmental Protection" may be obtained upon written request to:
American Home Products Corporation
Office of Environment and Safety
Five Giralda Farms
Madison, NJ 07940

Product designations appearing
in differentiated type are trademarks.


Pages 25-44 are printed on
recycled paper.

American Home Products Corporation
Five Giralda Farms
Madison, New Jersey 07940