Form 10-K, Exhibit 13
period 1994-12-31
AMERICAN HOME PRODUCTS CORP
filed 1995-03-28
CIK 5187

<PG$PCN>

AMERICAN HOME PRODUCTS CORPORATION

1994 ANNUAL REPORT

American Home Products
Acquires American Cyanamid:
an Expanded Commitment
to Worldwide Leadership in
Health Care



[PHOTO]


<PG$PCN>

FINANCIAL HIGHLIGHTS--1994




Years Ended December 31, (In thousands except per share amounts)
1994*           1993

NET SALES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
$8,966,214      $8,304,851
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,528,254       1,469,300
NET INCOME PER COMMON SHARE. . . . . . . . . . . . . . . . . . . . . .
4.97            4.73
DIVIDENDS PER COMMON SHARE . . . . . . . . . . . . . . . . . . . . . .
2.94            2.86
WORKING CAPITAL. . . . . . . . . . . . . . . . . . . . . . . . . . . .
3,203,160       3,223,273
SHAREHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . . . . . . . .
4,254,101       3,876,488

* The 1994 information reflects the acquisition of American Cyanamid Company, effective December 1, 1994.

        ---------------------------------------------------------
        CONTENTS
 4      Chairman's Report to Shareholders
10      American Home Products at a Glance
13      Principal Products--United States
14      Review of Operations
41      Financial Section
63      Directors and Officers
64      Corporate Data
        ---------------------------------------------------------
        COVER
        Stephen S. Lin, Ph.D., Research Scientist, Wyeth-Ayerst
        Research, Princeton, New Jersey.

        The combination of American Home Products and American Cyanamid represents one of the leading commitments worldwide to pharmaceutical research and development.

<PG$PCN>
                                             AMERICAN HOME PRODUCTS
CORPORATION






                                   [GRAPHS]




<PG$PCN>
CHAIRMAN'S REPORT TO SHAREHOLDERS

        I am pleased to report that 1994 was a year of substantial accomplishment for American Home Products Corporation. We reported record sales and earnings and increased the dividend for the 43rd consecutive year. The acquisition of American Cyanamid Company was completed in November 1994, strengthening our ability to discover, develop and market innovative, life-improving products while positioning our Company for accelerated growth in the future.

        Cyanamid adds to the competitiveness of all of our health care businesses and gives us a major presence in crop protection products, a new business for AHP. Also, the acquisition has strengthened our management ranks, and we are well along in combining operations to maximize our strengths in key businesses and achieve cost efficiencies.

        Overall, the new American Home Products is:

* a premier, global health care, food and crop protection products company with pro forma sales in excess of $13 billion, operating in 145 countries;

* among the world leaders in research and development investment;

* one of the world's top three companies in sales of prescription drugs;

* among the leading companies in sales of non-prescription medications worldwide and the leader in vitamin sales in the United States;

* a leader in generic pharmaceuticals;

* one of the largest crop protection products companies in the world; and

* a leader in the global animal health care market.

        Cyanamid's impact on AHP is included in the discussion of financial results, major operational areas and growth strategies that follows.

  FINANCIAL HIGHLIGHTS OF 1994

* Net sales increased 8% from last year to $8.97 billion.

* Net income increased 4% to $1.53 billion.

* Earnings per share increased 5% to $4.97.

* Dividends per share increased 3% to $2.94.

RESEARCH AND DEVELOPMENT

The combination of American Home Products and Cyanamid represents an R&D commitment of approximately $1 billion annually. The major portion of this investment is devoted to pharmaceutical research.

        The addition of Cyanamid's agricultural product research provides AHP with a comprehensive and global life science-based research program. The Company's research library now has more than 500,000 unique molecules and natural products that are available for screening as potential new products for human, animal and agricultural use.

        Lederle Laboratories enhances our discovery programs in the areas of central nervous system disorders and cardiovascular and inflammatory diseases,

while Lederle-Praxis Biologicals significantly strengthens our vaccine discovery effort.

ETHICAL PHARMACEUTICALS

Excluding Cyanamid, worldwide pharmaceutical sales increased 5% in 1994 with domestic sales gains complemented by strong increases abroad. This performance was recorded despite a decline in Norplant and nutritional sales in the United

States and declines in sales for several other products exposed to generics.

        Pharmaceutical sales increases were led by Premarin, oral contraceptives and cardiovascular products. Contributions also were made by newer products, including the antidepressant Effexor, the anti-inflammatory Oruvail and ISMO, a leading anti-anginal product. The decline in Norplant sales was attributable to patient and health care provider concerns over use of the product, largely generated by adverse publicity associated with product



4

<PG$PCN>


[MISSING COPY]




<PG$PCN>


liability lawsuits. The Company intends to vigorously defend the product and the lawsuits.
     We received FDA approval at year-end for Prempro and Premphase. These combination estrogen and progestin products offer a convenient way to take hormone replacement therapy. Prempro and Premphase provide proven endometrial protection for women while treating menopausal symptoms and preventing osteoporosis.
     Lederle adds to our already broad line of quality products in key therapeutic areas such as anti-infectives, vaccines, cardiovasculars and anti-cancer agents. Lederle also strengthens our presence in several key European markets and in the Pacific Rim. In China, construction was completed on a Lederle manufacturing plant that is expected to be operational in 1995 and will augment our base in that growing market for vitamins and antibiotics.
     Lederle Standard Products markets an expanding line of oral generic products that complements our strong line of injectable generics and is a leader in the United States. Our sales of generic pharmaceuticals now are in excess of $450 million.

Consumer Health Care
Whitehall-Robins, among the leading consumer health care companies in the world, increased sales in 1994 due to gains internationally. Advil continued to grow as the leading OTC ibuprofen in the United States. Robitussin and Dimetapp, our major cough/cold/allergy brands, were affected by a milder than usual cold and flu season. Whitehall-Robins is expected to benefit significantly from the addition of Lederle's Centrum vitamin line, the leader in the United States.
     Whitehall-Robins sharpened its focus on the transfer of prescription drugs to OTC status. In late 1994, the company submitted a New Drug Application seeking approval for an OTC version of Axid, an H2 antagonist developed under a licensing agreement with Eli Lilly and Company. This application was accepted for review by the FDA. The FDA also is reviewing an OTC version of Wyeth-Ayerst's analgesic Orudis.


<PG$PCN>
        "The consolidation of the health care products industry continues at a rapid pace, with fewer, stronger companies dominating the global marketplace."

MEDICAL SUPPLIES AND DIAGNOSTIC PRODUCTS

Sales of medical supplies and diagnostic products, excluding those of Corometrics Medical Systems which was sold in May, increased in 1994. Worldwide sales growth was recorded for needles and syringes as well as tympanic thermometry products. In addition, Symbiosis Corp., a leading U.S. developer and manufacturer of disposable instruments for laparoscopic and endoscopic surgery, had strong sales growth in 1994.

AGRICULTURAL PRODUCTS

The crop protection products of Cyanamid further diversify our Company and give us a leadership position in expanding global markets for herbicides, insecticides and fungicides. These products hold more than 50% of the worldwide soybean herbicide market.

        Cyanamid's crop protection R&D has generated 24 new products that have made a very significant contribution to sales over the past decade. Key herbicides are formulated with imidazolinones, a unique chemistry discovered by Cyanamid that is safe to wildlife.

ANIMAL HEALTH

Fort Dodge's strong U.S. franchise is well-complemented by Cyanamid's presence abroad. The acquisition provides increased opportunities in more than 40 countries to market a broad range of poultry, swine, bovine, equine and small animal products.

FOOD PRODUCTS

The growth of Polaner All Fruit and PAM and the addition of new Sesame Street Pasta resulted in a net sales increase for American Home Food Products. Sesame Street Pasta is the first line of food products to be licensed by the Children's Television Workshop, the creators of Sesame Street, and is specially formulated for children's tastes.

CHANGES IN MANAGEMENT

Four members of the Board of Directors will retire after the Company's Annual Meeting on April 26, 1995. K. Roald Bergethon, John W. Culligan, Edwin A. Gee and Robert W. Sarnoff have provided valuable guidance to our Company, and we are grateful for their many contributions. Three new members were elected to the Board of Directors, effective February 1, 1995: John P. Mascotte, Chairman and Chief Executive Officer of The Continental Corporation; Mary Lake Polan, M.D., Ph.D., Chairman and Professor, Department of Obstetrics and Gynecology of the Stanford University School of Medicine; and Fred Hassan, Senior Vice President, American Home Products Corporation.

        Two former Cyanamid executives, David Lilley and William J. Murray,

were named to Corporate Vice President positions at American Home Products in January 1995. Mr. Lilley is responsible for our medical supplies and diagnostic products business, and Mr. Murray is responsible for our crop protection business. Also elected to corporate positions were Leo C. Jardot, Vice President - Government Relations, and Rene R. Lewin, Vice President - Human Resources.

        Joseph R. Bock, Senior Vice President, retired in 1994 after 30 years of dedicated and valued service.



<PG$PCN>
OUTLOOK FOR 1995 AND BEYOND

Some of the crucial trends that will affect AHP in years to come are the following:

* Health care continues to undergo dramatic change worldwide, with mounting emphasis on the provision of affordable medical treatment.

* There is growing interest in self-medication, and this is expected to double the $32 billion global consumer medication market in the next 10 years.

* The consolidation of the health care products industry continues at a rapid pace, with fewer, stronger companies dominating the global marketplace.

        Over the past decade, we have been pursuing growth strategies that have placed AHP in a strong position to capitalize on these trends. The acquisition of Cyanamid is an important step in implementing these strategies, which cover the areas of R&D, finance, production and marketing.

EXPANDING R&D PIPELINE--In our remarks about health care reform in recent years, we have pointed out that pharmaceuticals are the most cost-effective component of health care. As a research-intensive company, we are focused on finding breakthroughs in treating or preventing serious health problems that cost health care systems worldwide hundreds of billions of dollars annually.

        Our expanding R&D pipeline includes six new products in pre-registration as well as 18 products in Phase III and 11 products in Phase II clinical trials.
Our developmental plan for new products includes all of the requirements that provide for global registration. Our drug discovery program involves more than 1,200 scientists and technicians, and our ongoing capital investment has provided our Company with state-of-the-art discovery facilities.

        The R&D expertise of Wyeth-Ayerst and Lederle is complemented by our expanding participation in the biotechnology field. The acquisition of Cyanamid provides us with a majority ownership position in Immunex Corporation, a leading biotechnology company. Along with our majority position in Genetics Institute, Inc. and the strategic alliances that we have formed with other innovative biotechnology companies, we are at the forefront of using genetic engineering to discover new therapies.

        "The addition of Lederle's pharmaceuticals enables us to provide a wider range of therapeutic category coverage than any other brand name company."

FINANCIAL STRENGTH--We are committed to maintaining American Home Products as one of the most financially sound companies worldwide.

        We see substantial opportunity for synergies and resulting cost savings in all business areas affected by the acquisition of Cyanamid and are aggressively implementing our integration plan. Our acquisition debt of $8.8 billion will be paid down as quickly as possible by cash flows from the combined operations, cost savings including headcount reductions and the sale of non-core businesses, product lines and assets. On January 10, 1995, we sold our South American oral health care business for $1.04 billion, and on January 24, 1995, we announced the reduction of 4,000 positions. Combined with announcements made in July and November 1994, the number of positions to be eliminated by the end of 1995 totals 8,600. Further plans regarding reductions in 1996 will be announced later this year.

PRODUCTION EFFICIENCIES--AHP's goal is to be the most efficient, lowest-cost manufacturer of quality products. In 1994, we initiated a program in the United States to yield greater efficiencies in materials procurement and in their manufacturing and distribution. We included a $174 million charge in the results of operations to record the costs of implementing this program. This initiative now is being extended to our international operations and will be part of the integration plans for Cyanamid.

        As in the research area, we have made substantial capital investments to keep our production and distribution facilities abreast of new technologies. In addition, we have


<PG$PCN>
made good progress in consolidating our manufacturing and distribution centers to strengthen our competitive base in our major markets while reducing costs.

EXPANDED PRODUCT PORTFOLIO--Our long-term success depends on growing worldwide market share by having major products in all markets where we compete. Product leadership facilitates the introduction of new products and line extensions and provides the revenue stream to expand global R&D.

        We are committed to vigorously building our product franchise, which is one of the strongest in the industry. The addition of Lederle's pharmaceuticals enables us to provide a wider range of therapeutic category coverage than any other brand name company. We have a leadership position in women's health care, anti-inflammatories, vaccines and generics and a strong presence in cardiovascular drugs, mental health products, anti-infectives and oncology therapies. Once again, in 1994, more prescriptions were written for Wyeth-Ayerst pharmaceuticals than for those of any other brand name company, and Premarin was the most frequently prescribed pharmaceutical in the United States. In our generic products portfolio, we offer 123 products in oral and injectable form that cover 58 product categories.

        In the consumer products area, Whitehall-Robins has 12 brands that are market leaders in a wide range of important categories, including the three largest markets: analgesics, cough/cold and vitamins.

        Our broad, growing portfolios of branded and generic pharmaceuticals and
OTC medications place us in a strong position to help U.S. managed care organizations manage all aspects of illnesses and their side effects. We have restructured our marketing organizations to respond aggressively to the growing importance and influence of health maintenance organizations, group purchasing organizations and pharmacy benefit managers.

        In the agricultural products area, Cyanamid is a market leader in soybean herbicides and corn soil insecticides. New imidazolinone herbicides, pyrrole insecticides and fungicides from Cyanamid research will expand Cyanamid's presence in the global cotton, fruit, vegetable and rice markets.

American Home Products is fully committed to being a world leader in health care. As we look to the future, our skilled, dedicated and hard-working employees remain our most important asset, and we are pleased to welcome the people of Cyanamid into the AHP family. On behalf of the Board of Directors, I thank all of our employees for their outstanding efforts in 1994. I also want to thank the Board for its continued counsel and support in this exceptionally eventful year.

        In this period of rapid change for our industry, our abilities and resolve are constantly tested. Working together, I am confident that we can meet the challenges that lie ahead and play an even greater role in improving the quality of life for people worldwide.


/s/ JOHN R. STAFFORD
- --------------------
John R. Stafford
Chairman, President and Chief Executive Officer
February 28, 1995


- ------------------------------------------------------------------------------
- --
In April 1995, John W. Culligan will retire from the American Home Products Corporation Board of Directors after nearly six decades of outstanding service to the Company as employee, officer, Chairman and Chief Executive Officer, and

Director. Mr. Culligan joined American Home Products in 1937 and spent his early career with Whitehall Laboratories, rising to its Presidency in 1964.
He was elected a Corporate Vice President in 1967 and became President of AHP and a member of the Board of Directors in 1973. From 1981 to 1986, Mr.
Culligan
was Chairman of the Board and Chief Executive Officer. Following his
retirement
from the Company, he continued to serve as a Director and a member of the Executive Committee of the Board. We extend to him our sincere gratitude for his significant achievements on behalf of American Home Products. In recognition
of Mr. Culligan's invaluable contributions to the Company over the years, he will be named Director Emeritus.
- ------------------------------------------------------------------------------
- --



<PG$PCN>
AMERICAN HOME PRODUCTS AT A GLANCE

        The diverse businesses of American Home Products span important, growing markets where they receive the highest recognition among health care professionals and consumers. The breadth and strength of the Company's product franchise place AHP among the top tier of global companies and position us for continued growth. Highlighted here are some of the major businesses in AHP's portfolio.

ETHICAL PHARMACEUTICALS, VACCINES AND NUTRITIONALS

WOMEN'S HEALTH CARE

[PHOTO]

Wyeth-Ayerst Laboratories is a global leader in women's health care with products, research and educational services that benefit millions of women. Wyeth-Ayerst is the largest provider of hormone replacement therapy and hormonal contraceptive products worldwide. Leading products include PREMARIN, TRIPHASIL and LO/OVRAL. A major event in 1994 was the approval of PREMPRO and PREMPAHSE in the United States for treatment and prevention of menopausal symptoms and osteoporosis.

CARDIOVASCULAR AND GASTROENTEROLOGY THERAPIES

[PHOTO]

Wyeth-Ayerst ranks number one in sales and prescriptions in the United
States for cardiac arrhythmia therapies, including CORDARONE, and is a leader in a broad range of cardiovascular therapies. Lederle Laboratories' VERELAN is a fast-growing anti-hypertensive agent in the U.S. calcium channel-blocker market.
Internationally, Lederle introduced ZOTON, a second-generation proton pump inhibitor, which is a new, highly effective therapy for duodenal ulcers and reflux esophagitis.

MENTAL HEALTH PRODUCTS

[PHOTO]

Wyeth-Ayerst markets therapies for depression, anxiety and sleep disorders worldwide. EFFEXOR/EFEXOR, a novel antidepressant discovered by Wyeth-Ayerst, was introduced in the United States during the year and continued to be expanded to international markets. ATIVAN is a leading product throughout the world for the short-term treatment of anxiety.



<PG$PCN>
ANTI-INFLAMMATORY AND METABOLIC DISEASE THERAPIES

[PHOTO]

Wyeth-Ayerst holds the number one position in the branded non-steroidal anti-inflammatory drug (NSAID) market in the United States. In 1994, LODINE became one of the leading branded NSAIDs prescribed by primary care physicians in the United States. ORUVAIL gained additional dosing flexibility as U.S. Food and Drug Administration market clearance for 100 mg. and 150 mg.
extended-release capsules was received.

ANTI-INFECTIVES AND VACCINES

[PHOTO]

Lederle offers major antibiotic products that are marketed throughout the world. Lederle-Praxis and Wyeth-Ayerst together represent an important factor in the discovery, development and marketing of vaccines worldwide. In the United States, Lederle-Praxis is a leading producer of childhood vaccines. Wyeth-Ayerst is one of the largest suppliers of influenza, cholera, typhoid and adenovirus vaccines in the United States.

PEDIATRIC HEALTH CARE

[PHOTO]

Wyeth-Ayerst's scientifically formulated nutritional products for infants and children are recommended by the medical community and are leaders worldwide. SMA and S-26 are widely used infant formulas in international markets, and BONAMIL, an economically priced first-stage formula, was introduced in the United States during 1994.

ONCOLOGY THERAPIES

[PHOTO]

Anti-cancer agents from Lederle Laboratories and Immunex Corporation are used by oncologists throughout the world as therapy for anemia, breast cancer, leukemia and non-Hodgkin's lymphoma as well as cell-rescue therapy following anti-cancer therapy. Genetics Institute's research programs in blood cell growth factors and immune system modulation have produced products for use in cancer therapy.

GENERIC PHARMACEUTICALS

[PHOTO]

Lederle Standard Products offers a wide portfolio of generic pharmaceuticals in the United States, augmented by the products of ESI-Pharma, Inc., formed by

Wyeth-Ayerst in 1993. An extensive line of generic injectable products is marketed in the United States under the TUBEX and ELKINS-SINN trademarks.





<PG$PCN>
AMERICAN HOME PRODUCTS AT A GLANCE

CONSUMER HEALTH CARE

[PHOTO]

With the addition of the top-selling Lederle vitamin business, Whitehall-Robins grew as one of the largest consumer health care products companies in the world. The leading brands of Whitehall-Robins have top positions in major segments of growing categories, including analgesics, cough/cold/allergy remedies, hemorrhoidal and asthma relief, family planning and in-home diagnostics, lip care and medicated shampoo.

MEDICAL SUPPLIES AND DIAGNOSTIC PRODUCTS

[PHOTO]

In the United States, Sherwood Medical is a leader in tubes, catheters, chest drainage products and safety syringes. Davis & Geck is a worldwide manufacturer of wound closure products. Quinton Instruments markets cardiopulmonary instrumentation and devices. Symbiosis Corp. develops and manufactures disposable products for less-invasive surgery, and Acufex manufactures devices for arthroscopic surgery. Vision care products are marketed worldwide by Storz Instruments.

FOOD PRODUCTS

[PHOTO]

The ready-to-eat convenience foods of American Home Food Products, Inc. and Canadian Home Products Limited are among the most popular brands in major food categories in North America. The CHEF BOYARDEE line of prepared pastas is the market leader in the United States and Canada. POLANER ALL FRUIT is the number one line of fruit juice sweetened spreadable fruit.

AGRICULTURAL PRODUCTS

[PHOTO]

Cyanamid is an innovator and leader in the crop protection market worldwide with some of the largest-selling herbicides and insecticides. Many of Cyanamid's key products are safe to wildlife and are effective at low application rates.

ANIMAL HEALTH CARE

[PHOTO]

Fort Dodge Laboratories holds a leadership position in key segments of veterinary biological and pharmaceutical markets in the United States. Cyanamid markets an expanding line of veterinary biological products internationally and is a global marketer of medicated feed additives.



<PG$PCN>
PRINCIPAL PRODUCTS--UNITED STATES

ETHICAL
PHARMACEUTICALS,
VACCINES AND NUTRITIONALS
=========================
WOMEN'S HEALTH
Lo/Ovral
Nordette
Ovral
Premarin
Premphase
Prempro
Triphasil
- -------------------------
CARDIOVASCULAR
Cordarone
Inderal
ISMO
Isordil
Maxzide
Quinidex
Sectral
Tenex
Verelan
Ziac
- ------------------------
MENTAL HEALTH
Ativan
Effexor
Serax
- ------------------------
ANTI-INFLAMMATORIES
Lodine
Orudis
Oruvail
- ------------------------
ANTI-INFECTIVES
Minocin
Myambutol
Pipracil
Suprax
Zosyn
- ------------------------
VACCINES
Acel-Imune
FluShield
HibTITER
Orimune
Pnu-Imune 23
Tetramune
Tri-Immunol
- ------------------------
PEDIATRIC HEALTH
Bonamil
Children's Advil
 Suspension
Donnagel
Nursoy
SMA
- ------------------------
ONCOLOGY THERAPIES
Ativan Injection
Leukine
Novantrone
Reglan
Thioplex
- ------------------------
OTHER PRODUCTS
Dimetane
Elkins-Sinn, ESI-
 Pharma and Lederle
 Standard generic
 pharmaceuticals
Micro-K
Phenergan
Tubex

CONSUMER HEALTH CARE
========================
ANALGESICS AND
COUGH/COLD/ALLERGY
Advil
Advil Cold and Sinus
Anacin
Dimetapp
Dristan
Robitussin
- ------------------------
VITAMIN AND MINERAL
SUPPLEMENTS
Caltrate
Centrum
Centrum, Jr.
Centrum Silver
- ------------------------
OTHER PRODUCTS
Anbesol
Chap Stick
Clearblue Easy
Clearplan Easy
Denorex
FiberCon
Preparation H
Primatene

FOOD PRODUCTS
========================
CHEF BOYARDEE
PREPARED FOODS
Canned and microwave
 entrees
Packaged dinners
Pizza mixes, sauces
- ------------------------
REGIONAL SPECIALTIES
Dennison's
Luck's
Ranch Style
Ro*Tel
- ------------------------
FOOD ENHANCEMENTS
AND SNACKS
Crunch 'n Munch
Gulden's
Jiffy Pop
PAM
Polaner

MEDICAL SUPPLIES
AND DIAGNOSTIC
PRODUCTS
========================
SHERWOOD MEDICAL
Argyle tubes, catheters
 and drainage devices
Blisterfilm, Ultec and
 Viasorb dressings
FirstTemp Genius
 tympanic thermo-
 meters and Filac pre-
 dictive thermometers
Kangaroo enteral
 feeding systems and
 enteral access devices
Monoject needles and
 syringes
Voldyne incentive
 breathers
- ------------------------
QUINTON INSTRUMENTS
Cardiac stress test
 systems
Cath lab recording
 and analysis systems
Dialysis catheters
Electrocardiographs
Electrophysiology data
 management systems
Holter monitoring
Image analysis systems
Treadmills
- ------------------------
DAVIS & GECK
Wound closure
 products, including
 sutures, needles and
 skin staplers
- ------------------------
STORZ INSTRUMENTS
Vision care products,
 including surgical
 equipment, pharma-
 ceuticals, intraocular
 lenses and surgical
 instruments
- ------------------------
SYMBIOSIS
Disposable
 laparoscopic and
 endoscopic surgical
 products
- ------------------------
ACUFEX MICROSURGICAL
Instruments, supplies
 and television
 imaging systems for
 arthroscopic surgery

AGRICULTURAL
PRODUCTS
========================
HERBICIDES
Arsenal
Assert
Prowl
Pursuit
Scepter
Squadron
- ------------------------
INSECTICIDES
Amdro
Counter
Thimet

ANIMAL HEALTH CARE
========================
VETERINARY PHARMACEUTICALS AND BIOLOGICALS
Cefa-Dri
Cefa-Lak
Cefa-Tabs/Cefa Drops
Cydectin
Discovery
Duramune
Fel-O-Vax
Fluvac
Ketaset
LymeVax
PYRAMID
ToDAY
ToMORROW
Triangle
- ------------------------


<PG$PCN>

[PHOTO]


<PG$PCN>

ETHICAL PHARMACEUTICALS, VACCINES AND NUTRITIONALS

        The ethical pharmaceuticals, vaccines and nutritionals of Wyeth-Ayerst Laboratories and Wyeth-Ayerst International have enhanced their competitive position through the acquisition of Lederle Laboratories and Lederle-Praxis Biologicals, recent product introductions and a growing new product pipeline.

        In the United States, Wyeth-Ayerst and Lederle products are prescribed more often and used in a broader range of therapeutic categories than those of any other research-based pharmaceutical company. Internationally, Wyeth-Ayerst focuses on three major therapeutic areas in which it has a significant presence in key markets: women's health care, mental health and nutritionals. Lederle Laboratories adds an important presence worldwide in anti-infectives, oncologics and cardiovascular products. Lederle-Praxis is a worldwide leader in the field of vaccines.

        AHP is the majority shareholder in Genetics Institute, Inc. and Immunex
Corporation. These companies are in the forefront of the biopharmaceutical industry and focus on the discovery of protein-based therapies.

WOMEN'S HEALTH CARE--Wyeth-Ayerst is the world leader in women's health care, providing products, research and educational services to help improve the lives of millions of women.

        Wyeth-Ayerst continued to be the largest provider of hormone replacement therapy (HRT) and hormonal contraceptive products. Premarin (conjugated estrogens) remained the most frequently prescribed drug in the United States.

- ---
Left: Glenda Prechae of Metairie, Louisiana, has used Premarin for more than
10
years. Ms. Prechae, age 52, maintains a very active lifestyle, which includes coaching and referreeing local youth soccer. Today, millions of American women take Premarin for the symptoms of menopause and for the prevention of osteoporosis.

LEDERLE AND LEDERLE-PRAXIS COMPLEMENT WYETH-AYERST ON A GLOBAL SCALE WITH IMPORTANT THERAPEUTICS AND VACCINES, EXPANDED MARKETING AND DISTRIBUTION IN KEY REGIONS, AND AN INTENSIVE RESEARCH AND DEVELOPMENT PROGRAM. THE ADDITION OF
A MAJORITY INTEREST IN IMMUNEX STRENGTHENS THE COMPANY'S PRESENCE IN THE
GROWING
FIELD OF BIOTECHNOLOGY.

        Premarin is indicated as therapy for short-term symptoms of menopause such as hot flashes and vaginal atrophy and, more importantly, for the prevention of osteoporosis, a debilitating bone disease characterized by excessive loss of bone mass. Osteoporosis is one of the most serious conditions resulting from menopause. In the United States alone, osteoporosis causes approximately 1.5 million bone fractures each year and results in medical costs exceeding $10 billion annually. An estimated 43 million women in the United States have reached or are nearing menopause, and 20 million more will reach it by the year 2000.

        Internationally, Premarin now is registered in more than 90 countries and has approvals pending in four others.

        Two new HRT products, Prempro and Premphase, received U.S. Food and
Drug
Administration (FDA) market clearance in December 1994 and are the first combination estrogen and progestin products approved in the United States. Prempro and Premphase are the next generation of products in the Premarin family and were part of the largest prospective study on HRT, involving 1,700 women at
99 sites. These combination products are expected to expand the HRT market by providing proven and convenient new HRT options to the millions of women reaching menopause.

        Low-dose Prempro is a combination package providing daily, continuous use of both Premarin and medroxy-progesterone acetate tablets. Over time, daily usage of




<PG$PCN>

        "Two new HRT products, Prempro and Premphase, received FDA market clearance in December 1994 and are the first combination estrogen and progestin products approved in the United States."

Prempro gives women the ability to eliminate their monthly, menstrual-like bleeding and still receive all the benefits of HRT. Low-dose Premphase, also a combination package, provides Premarin daily, but medroxyprogesterone acetate tablets are introduced in only the last two weeks of the monthly cycle, allowing a woman to have a regular period if she chooses. Both therapies prevent endometrial hyperplasia and are equally effective in treating moderate-to-severe menopausal symptoms and preventing osteoporosis. A New Drug

Application (NDA) for single-tablet dosage of Prempro and Premphase was accepted for filing by the FDA in January 1995.

        Internationally, Premarin MPA (conjugated estrogens and medroxyprogesterone acetate) was approved for marketing in 10 countries, including Australia, Switzerland and the United Kingdom. Registration filings are pending in 12 countries. Registration filings also have been submitted in eight countries for a convenient, single-tablet formulation. Prempak C (conjugated estrogens and norgestrel) received physician and consumer support in the United Kingdom.

        During 1994, enrollment was completed in the four- to-five year Heart and Estrogen-Progestin Replacement Study (HERS). More than 2,700 patients have been recruited for this $40 million landmark study, which is being conducted and funded by Wyeth-Ayerst in the United States. HERS will be the largest clinical trial ever undertaken to examine the role of HRT - Premarin MPA in single-combination tablet dosage - as protection against coronary heart disease events in postmenopausal women with existing coronary heart disease.

        Wyeth-Ayerst is the supplier of more than 100 million tablets of Premarin, Premarin MPA and placebo for the Women's Health Initiative, a major National Institutes of Health trial involving 27,500 women for 14 years. Results of the PEPI (Postmenopausal Estrogen/Progestin Interventions) three-year trial involving 875 healthy menopausal women were published in the January 18, 1995 issue of the Journal of the American Medical Association. The Premarin and Premarin MPA arms of the study show a significant improvement in lipid profiles and other cardiovascular risk factors.

        Wyeth-Ayerst held the number one position in oral contraceptives worldwide. Triphasil (levonorgestrel), marketed internationally under the trademark Trinordiol, was the second most widely prescribed triphasic oral contraceptive in the United States. Triphasil Cycle Pack, an innovative, mini-sized dispenser designed to enhance user compliance, was successfully introduced during the year.

        Lo/Ovral (norgestrel) remained the number one selling monophasic contraceptive in the United States. Nordette (levonorgestrel) frequently was prescribed for first-time contraceptive users in the United States and was an important product worldwide.

        Tri-Minulet (triphasic gestodene) and Minulet (mono-phasic gestodene) recorded steady gains in Europe. Minulet did exceptionally well in Latin America. These low-dose gestodene-based formulations have pharmacologic and biochemical profiles similar to natural progesterone. Tri-Minulet is available in 21 countries with registrations pending in four others. Minulet is available in 70 countries.

        Wyeth-Ayerst continued to expand its oral contraceptive franchise. Registrations were filed in 10 European countries for a new, lower-dose gestodene-based product while an even lower-dose gestodene-based formulation entered Phase III clinical trials. Several other new, lower-dose contraceptives containing progestins and estrogens either began or advanced in clinical trials.


<PG$PCN>

Mr. An Ngo's cardiac arrhythmia was life-threatening. Entered into the Cordarone IV investigational protocol at Lankenau Hospital in Philadelphia, Pennsylvania, he responded well. Later switched to Cordarone oral, Mr. Ngo, age
35, remains free of arrhythmia and enjoys a happy family life.

[PHOTO]

CARDIOVASCULAR AND METABOLIC DISEASE THERAPIES--Wyeth-Ayerst's family of cardiac arrhythmia therapies ranks number one in sales and prescriptions in their category in the United States. Key agents, which can treat symptomatic arrhythmias ranging from the mildest to the most life-threatening, are Quinidex
Extentabs (long-acting quinidine sulfate), Sectral (acebutolol HCl) and Cordarone (amiodarone HCl).

        Impressive sales growth was recorded for Cordarone oral. Favorable results continued to be announced from clinical trials involving survivors of cardiac arrest and congestive heart failure. Ongoing trials in post-myocardial infarction patients will be completed in 1995.

        In October 1994, Cordarone IV was recommended for approval by the FDA's
Cardio-Renal Advisory Committee and now has reached the approvable stage at the
FDA. A New Drug Submission (NDS) for this product was filed in Canada.
Cordarone
IV, which is indicated for treatment of life-threatening ventricular tachycardia or ventricular fibrillation, has been granted orphan drug status and, upon NDA approval, will likely obtain exclusive seven-year marketing rights in the United
States.

        ISMO (isosorbide mononitrate) remained the leader in the branded oral nitrate market in the United States. Launched in 1992, this medication is indicated for the prevention of angina due to coronary artery disease.

        Verelan (verapamil HCl), with its patented sustained release delivery system, continued to grow in the calcium channel-blocker market. In 1994, the drug became the first anti-hypertensive agent ever to receive FDA approval for a new "sprinkle-on" method of dosing for patients



<PG$PCN>

Benson Stewart (center) is one of many depression sufferers who has found Effexor helpful in management of this serious, debilitating illness. Mr. Stewart, a high school senior from Baltimore, Maryland, also is a spokesperson for the National Alliance for the Mentally Ill.

[PHOTO]

who have difficulty swallowing. Also, results of a clinical study completed in

1994 demonstrated that the effectiveness of Verelan was not compromised when used in tandem with certain non-steroidal anti-inflammatory drugs.

        Wyeth-Ayerst's Sectral, Inderal (propranolol) and Inderal LA combined remained as leading beta-blocker agents in the treatment of cardiovascular disease, including hypertension. The company also markets Maxzide
(triamterene/hydrochlorothiazide) and Tenex (guanfacine HCl) as anti-hypertensives in the United States.

        Clinical trials are proceeding for an angiotensin II receptor antagonist developed by Wyeth-Ayerst Research for treating hypertension.

        Alredase (tolrestat), an aldose reductase inhibitor developed by Wyeth-Ayerst for management of diabetic complications, continued to gain a more favorable medical consensus internationally as a therapy for diabetic neuropathy. Alredase, currently marketed in 10 countries, is registered in 24 countries and has registrations pending in 22 others. Analyses for patients in three North American nerve biopsy trials with Alredase are ongoing. Clinical trials for related conditions of retinopathy and nephropathy continue. Results of the eight-year retinopathy trials will be available in 1996.

        Clinical studies were begun for a growth hormone-releasing peptide developed by Kaken Pharmaceutical Co., Ltd. and Wyeth-Ayerst for treating pediatric short stature due to growth hormone deficiency. Lederle is conducting clinical studies for an ACAT inhibitor for lowering cholesterol as well as Phase
II trials for a beta3 agonist for obesity and adult diabetes.

        An NDA was filed in May 1993 for a compound that has been shown in clinical studies to block the carbohydrate craving associated with obesity. This drug, licensed by Lederle for marketing in the United States, has been well-accepted in Europe.



<PG$PCN>

        "In 1994, Oruvail, the extended-release form of the NSAID Orudis, generated excellent sales growth..."

MENTAL HEALTH PRODUCTS--Wyeth-Ayerst holds an important position in the mental health products category with innovative therapies for depression, anxiety and related disorders.

        Effexor/Efexor (venlafaxine HCl) was introduced in the United States in early 1994 and had been prescribed approximately 1 million times by the end of the year. This structurally novel antidepressant inhibits both serotonin and norepinephrine reuptake, which are believed to play pivotal roles in the cause of depression.

        Significant progress was made in expanding Effexor/ Efexor to international markets. Successful launches were completed in Canada and Holland in late 1994, and approvals were obtained in 11 other markets, including Australia, France, Italy and the United Kingdom.

        A once-a-day dosage form of Effexor/Efexor is in late-stage development, and an extended-release product providing constant blood levels of the drug is in early trials.

        Ativan (lorazepam), for the short-term treatment of anxiety, maintained a leading position in worldwide tranquilizer sales but experienced sales erosion from generics. Internationally, Loramet (lormetazepam), indicated for anxiety and sleep disorders, recorded steady growth in the hypnotic and sedative categories. Serax (oxazepam) continued to be a significant anti-anxiety drug internationally but lost sales to generics in the United States.

        Wyeth-Ayerst began Phase II trials for a new compound with potential use in treating anxiety and other psychiatric disorders. An additional compound is expected to enter clinical trials by late 1995 for treating stroke-related nerve damage. In addition, Lederle has initiated Phase III trials for a non-benzodiazepine product for insomnia.

ANTI-INFLAMMATORY AND GASTROENTEROLOGY DRUGS--Wyeth-Ayerst is among the world leaders in pharmaceutical products for the treatment of pain and inflammation. In the United States, rapid market acceptance of Lodine 400 mg. (etodolac) and Oruvail (ketoprofen) moved Wyeth-Ayerst to the number one position in the $2 billion non-steroidal anti-inflammatory drug (NSAID) category. Lodine became one of the leading branded NSAIDs prescribed by primary care physicians in 1994.

        Lodine is marketed internationally as therapy for osteoarthritis, rheumatoid arthritis and pain. The drug is registered in 53 countries and is marketed in 32, including Japan, where it was successfully launched in 1994.

        Growth opportunities for Lodine include a co-promotion agreement that has initiated sales efforts covering more than 100,000 dental professionals. An
NDA was filed in 1994 for the additional indication of rheumatoid arthritis, and an NDA filing is planned in early 1995 for Lodine XR, an extended-release form.
This once-a-day version will have a formulation patent until 2007. Lodine SR, a once-a-day form, currently is registered in 11 countries outside the United States and has approvals pending in nine other countries.

        In 1994, Oruvail, the extended-release form of the NSAID Orudis (ketoprofen), generated excellent sales growth that more than offset the sales lost by Orudis to generics.

        Wyeth-Ayerst submitted an NDA in late 1994 for bromfenac sodium, a potent, non-narcotic analgesic with a long duration of effect. Advancing to Phase II trials were a new anti-asthmatic drug and a new, potentially potent analgesic. Immunex is developing cytokine receptor products that may have potential as anti-inflammatory or immune suppressive therapies.




<PG$PCN>
Mrs. Frances Porembo-Krentz, age 70, takes Lodine for her osteoarthritis. Use of the product greatly increases her mobility and comfort. Mrs.
Porembo-Krentz,
who once again can enjoy crocheting, her favorite pastime, resides with her husband, George, in Aston, Pennsylvania.

[PHOTO]

        Zoton (lansoprazole), a second-generation proton pump inhibitor licensed from Takeda Chemical Industries, was successfully launched by Lederle in several inter-national markets, including the United Kingdom. Proton pump inhibitors are the newest and most effective treatment for duodenal ulcers and reflux esophagitis.

ANTI-INFECTIVES--Lederle offers major antibiotic products that are marketed worldwide. Sales of Suprax (cefixime), a third-generation cephalosporin, increased significantly in 1994 despite the introduction of new competitive products. Suprax offers convenient once-a-day dosing, which is advantageous in treating childhood ear infections and adult respiratory infections. Phase IV trials are under way to expand the indications for Suprax.

        Zosyn (piperacillin sodium/tazobactam sodium), a broad spectrum, intravenous therapy for a wide range of life-threatening infections, performed well in its first full year of sales in the United States. Sold in an expanding number of international markets as Tazocin, this product represents a therapeutic advance due to its stability in the presence of enzymes produced by some bacteria that inactivate other antibiotics. A new indication for nosocomial pneumonia, a condition that accounts for the largest hospital usage of antibiotics, is pending at the FDA.

        Other major Lederle antibiotics are Minocin (minocycline HCl), used worldwide for the treatment of moderate-to-severe acne, and Pipracil (piperacillin), a broad spectrum, semi-synthetic penicillin. Sales for both products have been adversely affected by generic competition in major markets.

        Clinical trials were begun by Wyeth-Ayerst for a new oral penem antibiotic that was developed with Suntory Ltd. in Japan for use in the United States. Penems are similar in structure to penicillins but have a broader spectrum of activity.

        Recombinant human interleukin-twelve (rhIL-12) began clinical trials in cancer patients and in Human Immunodeficiency Virus (HIV) sufferers. This immune system modulator is being developed and commercialized via a joint venture between Wyeth-Ayerst and Genetics Institute. Other infectious disease indications may be explored in the future.

VACCINES--Vaccine technology is recognized as one of the most effective methods for preventing and controlling disease and for reducing health care costs. Lederle-Praxis and Wyeth-Ayerst together represent an important factor in the discovery, development and marketing of vaccines worldwide.



<PG$PCN>
RESEARCH REPORT

AMONG THE LARGEST GLOBAL COMMITMENTS TO THE ADVANCEMENT OF MEDICAL THERAPY

[PHOTO]

THE COMBINED RESEARCH EFFORTS OF WYETH-AYERST RESEARCH, LEDERLE AND LEDERLE-PRAXIS REPRESENT ONE OF THE LARGEST COMMITMENTS WORLDWIDE TO BRINGING IMPORTANT THERAPEUTIC ADVANCES TO THE HEALTH CARE COMMUNITY.

        THE COMPANY'S SCIENTIFIC DISCOVERY PROGRAMS ARE ENHANCED BY THE WORK
OF
GENETICS INSTITUTE, INC. AND IMMUNEX CORPORATION, LEADING BIOTECHNOLOGY COMPANIES IN WHICH AMERICAN HOME PRODUCTS HAS MAJORITY OWNERSHIP. THE PROVEN ABILITY OF THESE COMPANIES TO USE GENETIC ENGINEERING TO DISCOVER AND DEVELOP PROTEIN-BASED THERAPIES COMPLEMENTS THE EXPERTISE OF WYETH-AYERST RESEARCH AND LEDERLE IN BIOLOGY, CHEMISTRY AND PHARMACOLOGY. THE SCOPE OF WYETH-AYERST'S MEDICAL TECHNOLOGY ALSO IS EXTENDED THROUGH A GROWING NUMBER OF IMPORTANT COLLABORATIVE ARRANGEMENTS WITH OTHER BIOTECHNOLOGY COMPANIES AND RESEARCH INSTITUTIONS.

        THE COMPANY IS FOCUSED ON FINDING BREAKTHROUGHS IN TREATING OR PREVENTING SERIOUS HEALTH PROBLEMS IN AREAS OF CRITICAL NEED THAT COST HEALTH SYSTEMS WORLDWIDE HUNDREDS OF BILLIONS OF DOLLARS ANNUALLY. WYETH-AYERST RESEARCH HAS MAJOR DISCOVERY PROGRAMS IN THE AREAS OF WOMEN'S HEALTH, CARDIOVASCULAR AND METABOLIC DISEASE, CENTRAL NERVOUS SYSTEM DISORDERS AND IMMUNO-INFLAMMATORY DISEASE. LEDERLE ALSO WORKS IN MOST OF THESE AREAS AND ADDS
STRONG ONCOLOGY AND INFECTIOUS-DISEASE EFFORTS. LEDERLE-PRAXIS IS A LEADER IN VACCINE RESEARCH AND DEVELOPMENT.

        Lederle-Praxis, a leading producer of childhood vaccines in the United States, currently is the only U.S. manufacturer of oral polio vaccine, marketed under the Orimune trademark. Since its introduction in 1963, more than 600 million doses of Orimune have been distributed in the United States, virtually eliminating the threat of polio.

        Tetramune, introduced in 1993 as the first combination vaccine approved for protection against infant bacterial meningitis, diphtheria, tetanus and pertussis, grew significantly during its first full year of sales. Use of Tetramune reduces by half the number of injections a child requires by age 15 months for immunization against these diseases.

        Lederle-Praxis is developing important new vaccines to protect against infant pneumonia and middle ear infections. Research priorities also include new combination vaccines and delivery systems designed to reduce the number of injections required to fully immunize children.

        Wyeth-Ayerst is one of the largest suppliers of influenza, cholera, typhoid and adenovirus vaccines in the United States. Phase III trials continued for a Wyeth-Ayerst rotavirus vaccine that could represent a dramatic advance in the prevention of acute infantile gastroenteritis, which claims nearly 1 million lives each year. This vaccine is expected to be the first product manufactured in Wyeth-Ayerst's new Biological Development Center. The Center, validated in 1994, is a state-of-the-art facility in Marietta, Pennsylvania, dedicated to the development, production and testing of new live virus vaccines.

PEDIATRIC HEALTH CARE--Wyeth-Ayerst is a leader worldwide in developing and marketing scientifically formulated products that meet the nutritional and therapeutic needs of infants and children. Demand for established nutritionals and new product introductions led to



<PG$PCN>

Physicians like Dr. Thomas Moskow of Denville, New Jersey (shown here with Deborah and John Ryan Huffstutler), choose Lederle-Praxis' Tetramune for their pediatric patients. Lederle-Praxis is the leading producer of childhood vaccines in the United States.

[PHOTO]

increased sales in many international markets in 1994.

        SMA, marketed internationally as S-26, continued to hold the number one position in the first-stage formula segment in several key markets although, in the United States, SMA infant formula sales declined because of Wyeth-Ayerst's decision to exit some deep-discount markets due to low profitability. Nursoy, a soy-based formula for infants and children allergic to cow's milk, also declined in U.S. sales but continued to grow internationally.

        Sales growth of follow-on formulas for infants aged six months and older was led by Promil. Bonamil, an economical alternative to existing first-stage formulas, was launched in Canada in 1993 and was introduced in the

United States in late 1994.

        Progress, specially formulated for children one to four years of age, successfully completed its first full year of sales in key Asian markets and was introduced in Middle Eastern markets.

        The nutritional franchise is complemented in the United States by pediatric pharmaceutical specialties. Children's Advil Suspension (ibuprofen), indicated for the reduction of fever and relief of the symptoms of juvenile arthritis, increased in sales. Donnagel is recommended as an anti-diarrheal product.

COUGH/COLD/ALLERGY PRODUCTS--Wyeth-Ayerst is the leader in prescriptions for cough/cold/allergy products in the United States. Major products include codeine formulas of the Phenergan (promethazine) and Robitussin lines of cough control products and the combination antihistamine/decongestant formulas of Dimetane, which are used in the treatment of serious colds and allergies.




<PG$PCN>

        "Wyeth-Ayerst is a leader worldwide in developing and marketing scientifically formulated products that meet the nutritional and therapeutic needs of infants and children."

ONCOLOGY THERAPIES--Effective cancer treatment remains one of the major challenges of medical practitioners and researchers. Lederle has developed several anti-cancer agents that are owned and marketed by Lederle internationally and by Immunex in North America. Major products include Novantrone (mitoxantrone), which is used in the treatment of acute myelogenous leukemia and currently is in a clinical study for non-Hodgkin's lymphoma and prostate cancer. Leucovorin calcium is used in combination with 5-fluorouracil in the treatment of colorectal cancer and methotrexate overdose. Thioplex (lyophilized thiotepa) recently was approved by the FDA and is used to treat a variety of tumors.

        Leukine (sargramostim), a biotechnology product of Immunex, is a white blood cell stimulant used to promote immune cell recovery following bone marrow transplantation. Additional indications for Leukine in the oncology setting currently are under review at the FDA.

BIOPHARMACEUTICALS AND IMMUNOMODULATORS--Portfolios of genetically engineered human proteins and small molecules are being developed by Genetics Institute for use in treating a range of health problems.

        Several pilot studies continue for Genetics Institute's rhBMP-2, a protein that has shown encouraging pre-clinical activity as a treatment for multiple indications where bone growth or repair is desired. Phase I safety trials of rhIL-12, in both oncology and HIV infection, are under way. rhFactor IX, for treating hemophilia B, is expected to enter clinical studies early in 1995. Research continues at Genetics Institute in the areas of immunology and hematopoiesis, bone and connective tissue biology, soft tissue repair, organ regeneration and small molecule drug discovery. There are three Phase II studies under way in the United States and one Phase II study in Japan for Genetics Institute's Neumega rhIL-11, an agent for enhancing blood platelet production, which often is lowered by the side effects of chemotherapy in cancer patients.

        Research at Immunex focuses on proteins that regulate the immune system.
Cytokines such as Leukine increase production of important cells that can restore the immune response or boost the body's ability to fight infection. Leukine is in Phase III studies for reduction of post-operative infections and Phase II studies for HIV infection. Immunex's focus on the immune system has led to discovery of other molecules, including Interleukin-15, with potential in the treatment of mucositis, and the CD40 ligand, which may play a role in the treatment of B-cell lymphoma. Phase IIItrials are ongoing with Immunex's PIXYKINE (PIXY321), a novel blood cell growth factor designed to stimulate white blood cells and platelets, essential blood elements that often are destroyed by cancer treatment.

        Wyeth-Ayerst began Phase II clinical studies for Rapamune (rapamycin) as first-line chronic therapy for the prevention and treatment of organ rejection.
Rapamune has been shown to exert a unique pharmacologic effect on the immune system, in contrast to currently marketed immunosuppressant products.



<PG$PCN>

        "With a broad range of branded and generic products covering an extensive list of therapeutic areas, Wyeth-Ayerst and Lederle are well-positioned to be valuable partners with most managed providers of pharmaceutical care."

GENERIC PRODUCTS--Lederle Standard Products is a leader in the United States in marketing generic versions of major pharmaceuticals. ESI-Pharma, Inc., formed by Wyeth-Ayerst in 1993, continues to build a portfolio of generic products. These products, combined with the extensive line of generic parenteral products marketed under the Elkins-Sinn and Tubex labels, give the Company a generic portfolio of 123 products in oral and injectable forms, covering 58 product categories.

        The Lederle Standard Products line of generic pharmaceuticals was expanded through the successful launch of new products, including cimetidine, the generic version of a top-selling anti-ulcer medication; gemfibrozil, the generic version of a widely used cholesterol-lowering agent; alprazolam, the generic of a leading anti-anxiety agent; and naproxen, the generic of a broadly prescribed anti-inflammatory therapy.

        The initial product introductions of ESI-Pharma gained market acceptance. These drugs include medroxy-progesterone acetate and norethindrone acetate.

        Internationally, several steps recently were taken by Wyeth-Ayerst to strengthen its competitive base in the generic marketplace. An agreement was reached with Novopharm Ltd., Canada's leading manufacturer of generic pharmaceuticals giving Wyeth-Ayerst access to more than 200 different generic products as well as use of Novopharm's product registration dossiers. A pan-European generics company was formed to coordinate activities throughout Europe and especially in Germany, where Wyeth-Ayerst has grown in the generic market through a series of acquisitions.

MANAGED CARE--The United States continues to realize significant growth in managed health care. With a broad range of branded and generic products covering an extensive list of therapeutic areas, Wyeth-Ayerst and Lederle are well-positioned to be valuable partners with most managed providers of pharmaceutical care. The increase in the number of lives covered by managed care is driving the formation of integrated provider networks composed of medical centers, hospitals, clinics, specialists, primary care and pharmacy providers. Wyeth-Ayerst and Lederle are positioned to coordinate the offering of all products, services and materials to best serve these emerging health care systems.

        Wyeth-Ayerst now has entered into agreements with most of the major group purchasing organizations and continues to establish programs, services, software and educational resources to solidify relations with managed care customers.

        In 1994, Lederle-Praxis also launched a number of initiatives directed to managed care customers, including "Safeguards for the Future," a comprehensive teaching program that managed care organizations can provide to their constituents to educate them about common infectious diseases.


<PG$PCN>

Manjari Joshi, M.D., Assistant Professor of Medicine at the University of Maryland, specializes in infectious diseases. Dr. Joshi, shown here with colleague Neal Reynolds, M.D., is the lead author on a study for the additional indication of nosocomial pneumonia for Lederle's antibiotic, Zosyn.

[PHOTO]

COLLABORATIVE VENTURES--Wyeth-Ayerst and Lederle initiated or progressed with several research and development partnerships during the year.

        Wyeth-Ayerst entered into a joint discovery program with Affymax N.V., a biotechnology company that is developing new technologies to accelerate the pace of drug discovery. A Wyeth-Ayerst discovery research program using proprietary screening technologies of Panlabs, Inc. identified several natural products that could have therapeutic applications for stroke, asthma and osteoporosis.

        Wyeth-Ayerst and Oncogene Science, Inc. made progress in identifying lead molecules that regulate genes in order to develop new therapies for asthma, osteoporosis, immune system modulation and diabetes.

        A research alliance was established by Wyeth-Ayerst with Ligand Pharmaceuticals to develop a new generation of estrogen- and progesterone-based products. Ongoing collaborations continued with specialized drug delivery companies in order to improve Wyeth-Ayerst's new product flow in the areas of contraception and HRT.



<PG$PCN>


[PHOTO]



<PG$PCN>

CONSUMER HEALTH CARE

        Whitehall-Robins is a worldwide leader in the research and development, manufacturing and marketing of consumer health care products. The addition of Lederle's vitamin and mineral supplement products complements the OTC medications of Whitehall-Robins and further strengthens its competitive position.

        In 1994, U.S. sales for Whitehall-Robins, exclusive of Cyanamid, were slightly lower than the prior year because of a mild cold and flu season and also because of increased competition from private label copies of its leading brands. During the year, Whitehall-Robins continued its substantial investment in research and development and will further increase this investment in 1995. Concurrent with the increase in R&D investment is a substantial enhancement of the company's scientific infrastructure and capabilities, underscoring a commitment to introduce new, cost-effective health products through prescription to OTC s witches, major line extensions and product improvements. In late 1994, the company submitted an NDA for an OTC version of Axid (nizatidine), an H2 antagonist for the treatment of heartburn and acid indigestion. The application, which was accepted for review by the FDA, was developed under a licensing agreement with Eli Lilly and Company. In addition, an OTC version of the Wyeth-Ayerst prescription analgesic Orudis currently is under review by the FDA.

        The leadership of Whitehall-Robins in the United States also is sustained by a major medical detailing effort that includes a core group of specialists dedicated to forming partnerships with managed care organizations.

THE NON-PRESCRIPTION MEDICATIONS FROM LEDERLE, COMBINED WITH THOSE OF WHITEHALL-ROBINS, ENHANCE AHP'S LEADERSHIP POSITION IN OTC SALES. THE COMPANY ALSO OCCUPIES THE LEADERSHIP POSITION IN THE U.S. VITAMIN MARKET AND HAS SIGNIFICANTLY IMPROVED ITS MARKET POSITION INTERNATIONALLY.

        Internationally, where Whitehall-Robins registered increased sales in 1994, the company is building a major OTC franchise that includes analgesics, digestive remedies, cough medicines, cold remedies and vitamins.
Whitehall-Robins opened a state-of-the-art product development facility in the United Kingdom during 1994.

        ANALGESICS--Sales growth for Advil (ibuprofen) outpaced all established competitors in the expanding U.S. analgesic category despite pressure from a new prescription to OTC switch product and the introduction of line extensions for other established brands. Advil is the largest-selling OTC ibuprofen product in the United States and Canada and the second-largest selling non-prescription U.S. analgesic. In the United States, the brand benefited from new, easy-open cap packaging as well as extensive advertising, promotion, physician detailing and education programs.

        Although sales of aspirin-based products continued to diminish, Anacin remained an important aspirin-based analgesic in North America. Anadin Extra continued to lead sales gains for the Anadin line of products, the number one selling analgesics in the United Kingdom.

COUGH/COLD/ALLERGY REMEDIES--In the United States, Robitussin, the leader in the cough syrup category, remained the brand most frequently recommended by

Left: Bob Madonna, age 65, is an active marathon runner who has finished 60 of these endurance contests, including the 1994 New York Marathon. Mr. Madonna, of Rochelle Park, New Jersey, uses and recommends Advil for occasional muscle aches and soreness.




<PG$PCN>

Josephine Fagone, who turned 101 years old on February 2, 1995, attributes her good health--in part--to regular use of Centrum. Ms. Fagone, pictured here with her daughter, Nell Compesi, lives in Garfield, New Jersey, and is an active senior with an upbeat outlook.

[PHOTO]

physicians and pharmacists.

        Sales for the OTC cough/cold/allergy category remained unchanged in 1994, although strong sales were recorded for Robitussin Cold & Cough Liqui-Gels in its first full year on the market. The Robitussin brand continued to expand in the cold category with the introduction of Robitussin Cold, Cough & Flu Liqui-Gels. Robitussin Cold & Cough Liqui-Fills was launched in Canada, where the brand recorded increased sales. Robitussin Pediatric Night Relief, also introduced last year, grew in sales. In addition, Robitussin and Dimetapp showed sales gains in Australia.

        Robitussin Cough Drops built on its position as the second-largest selling brand of cough drops in the United States, recording sales increases and introducing Robitussin Sugar-Free Cough Drops.

        In the increasingly competitive cold segment, Dimetapp remained the OTC antihistamine/decongestant most widely recommended by physicians in the United States for colds and allergies. The launch of Dimetapp Cold & Cough Liqui-Gels expanded the brand into the fastest growing product form in the cough relief segment. The introduction of Dimetapp Decongestant Pediatric Drops, for children ages two to three, is expected to enhance Dimetapp as the cold and allergy brand most frequently recommended by pediatricians.

        Advil Cold and Sinus (ibuprofen and pseudoephedrine) continued to generate strong sales growth in the United States. The brand also experienced success with a launch in Canada and continued to grow in France.

VITAMIN AND MINERAL SUPPLEMENTS--Lederle's Centrum and Centrum Silver, the market leaders in the U.S. and Canadian adult multivitamin category, recorded sales increases in 1994 despite competitive pressure. Centrum received increased support from consumers who are new users of vitamins, drawn by extensive media coverage


<PG$PCN>
        "In the United States, Robitussin, the leader in the cough syrup category, remained the brand most frequently recommended by physicians and pharmacists."

of nutritional issues as well as the brand's positioning as the leader in scientific advances.

        Aggressive marketing programs for Centrum, Jr. resulted in major sales gains and moved the brand to the number two position in the children's vitamin category.

        Protegra, an antioxidant vitamin and mineral supplement, had impressive sales in its first full year on the U.S. market, and FiberCon, a bulk-forming fiber laxative, increased in sales in 1994.

        Lederle is well-positioned to take advantage of expanded opportunities in the calcium supplement category with Caltrate. Sales in this category are expected to grow as a result of recommended guidelines, announced by the National Institutes of Health in December 1994, for calcium intake to prevent osteoporosis.

HEMORRHOIDAL AND ASTHMA RELIEF--Preparation H registered sales equivalent to the prior year. The brand continued to be the largest-selling product in the hemorrhoidal relief category in the United States and Canada and maintained leadership in certain European countries.

        A new clinical study using Primatene Mist, the number one selling OTC asthma relief product in the United States, demonstrates that people with mild asthma can obtain significant benefits within 15 seconds of inhaling epinephrine, the brand's active ingredient.

FAMILY PLANNING AND IN-HOME DIAGNOSTICS--Clearblue Easy declined in sales in the face of increased competition from new, lower-priced market entrants in the U.S. pregnancy test kit category. In Europe, Clearblue Easy was the market leader in Switzerland and Austria and also gained market leadership in Germany.

        New advertising and an innovative information program for obstetricians and gynecologists yielded sales growth for Clearplan Easy, which gained as the leader in the U.S. ovulation predictor category.

        Early in 1995, the decision was made to stop the manufacture of Today Sponge. The cost and time required to comply with more stringent government-directed manufacturing and testing mandates would have resulted in the Company having to price the product beyond the reach of many consumers.

LIP CARE, TOPICAL ORAL ANALGESICS AND MEDICATED SHAMPOO--The success of its medicated line enabled the Chap Stick lip balm franchise to grow as a category leader in the United States and Australia. Additionally, Chap Stick sales increased significantly in other international markets.

        Anbesol, a leading line of topical oral analgesics in the United States, posted increased sales in both the adult and baby categories of the market.

        Sales growth for Denorex, a leading line of medicated shampoos in the United States, was driven by the strong performance of Denorex for Dry Scalp, a product for the relief of dryness and itching.



<PG$PCN>

[PHOTO]


<PG$PCN>
MEDICAL SUPPLIES AND DIAGNOSTIC PRODUCTS

        Sherwood Medical Company, Quinton Instrument Company and Symbiosis
Corp.
manufacture and market innovative medical devices, supplies and diagnostic instrumentation that meet the specialized needs of patients and health care providers in the United States and throughout the world. Augmenting the Company's presence in medical supplies and instrumentation are the businesses acquired with Cyanamid in 1994. These include the Davis & Geck wound closure products company; Acufex Microsurgical Inc., which manufactures accessory products for arthroscopic surgery; and Storz Instrument Company, a manufacturer and marketer of ophthalmic products.

DISPOSABLE SYRINGES AND NEEDLES--Sherwood increased sales in the United States and internationally in 1994. Sherwood is one of only two major suppliers of safety syringes in the United States and markets, under the Monoject trademark, a complete range of needle and syringe combinations that protect health care workers from accidental needlesticks and exposure to blood-borne pathogens. Late in the year, Sherwood introduced the Angel Wing Safety Needle System, a patented safety blood collection device designed to provide optimum protection during the collection of blood specimens.

TUBES, CATHETERS AND CHEST DRAINAGE PRODUCTS--Sherwood's Argyle line is a leader in the United States in the important areas of umbilical vessel catheters, connecting tubes, naso-gastric tubes and chest drainage products. Sherwood continued to be a leader in tubes and catheters in Germany and showed strong growth in this category in Italy. In Japan, Nippon Sherwood, a joint venture with Mitsui, retained the leading share in gastric drainage products and was a leader in suction, intravenous hemodialysis and enteral feeding tube products.

THE CYANAMID ACQUISITION PROVIDES AHP WITH PRODUCTS IN WORLDWIDE MARKETS FOR OPHTHALMIC EQUIPMENT AND WITH IMPORTANT BRANDS IN THE WOUND CLOSURE AND ARTHROSCOPIC SURGERY MARKETS.

        The initial market introduction of Angio-Seal was made by Sherwood in France late in 1994. Angio-Seal, an innovative hemostatic puncture closure device, is designed to significantly increase patient comfort while reducing costs related to arterial punctures during the termination of cardiac catheterization procedures. Clinical trials continue for this product in Europe and in the United States.

        A new range of patented arterial blood gas sampling products and a complete new line of spinal and epidural kits and trays were introduced by Sherwood in the United States. Also introduced in 1994 were the Argyle Turkel Safety Thoracentesis and Pneumothorax Systems, which are being marketed by Sherwood and manufactured by Symbiosis. These systems, used to drain fluid from the pleural space, incorporate many safety features and benefits.

CARDIOPULMONARY INSTRUMENTATION AND DEVICES--The broad line of advanced monitoring products from the Quinton Instrument Company is designed to follow the patient from initial diagnosis through cardiac rehabilitation. Quinton, a leader in stress-testing equipment in

Left: (Bernard Lancelin, M.D., Centre Chirurgical Marie Lannelongue, Cardiologie Interventionelle, Paris, France) Dr. Lancelin, a French cardiologist, now uses Sherwood's Angio-Seal to enhance patient comfort and increase operating room efficiency.



<PG$PCN>

        "Sherwood's Kangaroo line maintained a leadership position in enteral feeding devices in the United States and secured sales growth in Europe and Australia."


        the United States, registered sales increases in 1994.

        An expansion was made in the cardiac catheterization laboratory area with Quinton's acquisition of ImageCOMM Systems, Inc., a manufacturer of cardiac imaging products.

        Electrophysiology products from Quinton Electro-physiology Corporation now are part of Quinton's comprehensive line of diagnostic cardiology systems, and in 1994, sales for these products grew rapidly. EPAmp is a new amplifier designed to work with the EPLab Data Management System. It features improved touch-screen lead configuration at the patient table and stand-alone architecture for patient monitoring back-up.

        Continued enhancement of Q-Tel, Quinton's cardiac rehabilitation telemetry software product, bolstered Quinton as a leader in cardiac rehabilitation monitoring. Quinton re-entered Holter monitor sales with the launch of two products developed under agreement with Zymed Medical Instrumentation, a leading manufacturer and marketer of high-end Holter monitors.

ENTERAL FEEDING SYSTEMS--Sherwood's Kangaroo line maintained a leadership position in enteral feeding devices in the United States and secured sales growth in Europe and Australia. Future global market growth opportunities were strengthened by the acquisition from Biosearch Medical Products of certain assets and licenses for patented technology in enteral access devices. Acquired products, marketed under the Dobbhoff and Entri-Flex trademarks, include a line of nasoenteric feeding tubes, percutaneous endoscopic gastrostomy devices and low-profile gastrostomy tubes.

THERMOMETRY-Significant sales increases for FirstTemp Genius infrared tympanic thermometers increased Sherwood's leadership in the hospital sector of thermometry sales in the United States. Sales for tympanic thermometers also grew rapidly in Europe, led by gains in the United Kingdom and Nordic markets and in Canada.

WOUND CARE AND WOUND CLOSURE PRODUCTS--Sales growth in the wound care dressings field in the United States was achieved by Sherwood's specialty brands
Viasorb, Blisterfilm and Ultec, which offer cost-effective alternatives to conventional methods for treating chronic wounds.

        Davis & Geck is a worldwide manufacturer of wound closure products, including sutures designed for cardiovascular, ophthalmological, plastic, obstetrical/gynecological and other surgical specialties. In addition, Davis & Geck supplies the medical industry with unique bioabsorbable products and skin staplers.

LESS-INVASIVE SURGICAL INSTRUMENTS--Symbiosis Corp., a leader in developing and manufacturing innovative disposable laparoscopic and endoscopic surgical products that are supplied to major surgical instrumentation companies for sale to customers, recorded strong sales increases in 1994.



<PG$PCN>


Nannette Bac, R.N., is the Infection Control Supervisor at Mercer Medical Center in Trenton, New Jersey. Ms. Bac, pictured here with Sherwood Medical sales representative Marti Heckman, was instrumental in the Medical Center's decision to use Monoject Safety Syringes exclusively.

[PHOTO]

        Radial Jaw 3, a biopsy forceps introduced in 1994, utilizes new sheath technology that improves gastrointestinal endoscopic procedures.

        Symbiosis acquired a worldwide license to manufacture and market laparoscopic instruments from Hemostatic Surgery Corp. This new technology provides superior control of bleeding with minimal tissue damage.

        Acufex Microsurgical also posted sales gains for the year. Acufex manufactures instruments, scopes, fiber-optic light sources and television imaging systems for arthroscopic surgical procedures.

VISION CARE PRODUCTS-Major products of the Storz Instrument Company include ophthalmic microsurgical systems, intraocular lenses, ophthalmic pharmaceuticals and hand-held ophthalmic surgery instruments. Additionally, Storz markets instrumentation for the specialties of otolaryngology and plastic and reconstructive surgery.


<PG$PCN>

[PHOTO]


<PG$PCN>
FOOD PRODUCTS

        The quality foods of American Home Food Products and Canadian Home Products represent some of the most popular brands in key food categories in North America. These products are in step with the increasing consumer demand for taste and convenience as well as health and dietary benefits.

PREPARED MEALS AND SIDE DISHES--New products and line extensions enabled American Home Food Products to increase sales in 1994 and maintain its leading share of the prepared pasta category in the United States and Canada. The appeal of the Chef Boyardee brand to toddlers and younger children increased with the introduction of Sesame Street Pasta. This is the first line of food products to be affiliated with the Children's Television Workshop, creators of

"Sesame Street." Each recipe consists of pasta shaped as Sesame Street characters and is lower in fat or sodium than many adult foods.

        The launch of fettuccine and tortellini varieties increased the appeal of Chef Boyardee to older children and adults. Chef Boyardee Microwave Meals maintained its leadership in the microwave segment by introducing the first rice products in chicken and beef varieties.

        Dennison's, a popular canned chili on the West Coast, introduced Jalapeno Chili. Ranch Style, a leading line of bean products in key geographic areas, added Black Beans and a beef stew product. A custom-formulated bean and jalapeno version of the brand now is being used by a leading restaurant group in a new burrito item. Luck's, a leading brand of beans and peas in the Southeast, introduced Light Red Kidney Beans, which is low in fat and high in fiber.

FOOD ENHANCEMENTS AND SNACKS--Sales growth for PAM outpaced all competitors in an expanding category despite pressure from competitive introductions and private label products. PAM is the largest-selling no-stick cooking spray in the United States and Canada. It is positioned as a low fat, no cholesterol alternative to butter, margarine and oil.

        Polaner All Fruit, acquired in 1993, increased significantly in sales and remained the number one fruit juice sweetened spreadable fruit. Polaner, which contains no added sugar or fat, benefited from its national expansion and an increased user base in established markets. The brand's position as a leader in the wet spices category was strengthened with the launch of the first sun-dried tomato product cut into strips.

        Gulden's continued as the largest-selling spicy brown mustard in the United States. Ro*Tel, the leading brand of canned tomatoes and green chilies, was expanded to the West Coast.

        Crunch 'n Munch remained the leading brand of glazed popcorn in the United States and Canada. A new, unique Crunch 'n Munch Light product was successfully introduced in Canada.

Left: (J. Baxter Urist, Senior Vice President, Children's Television Workshop)

The Sesame Street line of Chef Boyardee canned and micro-wave pastas is the first food product to be licensed by Children's Television Workshop, the creators of Sesame Street.



<PG$PCN>

[PHOTO]



<PG$PCN>
AGRICULTURAL PRODUCTS

        Cyanamid is an innovator and a global leader in the crop protection market with some of the largest-selling herbicides and insecticides as well as a growing presence in fungicides. The acquisition of the international agricultural products business of Shell Petroleum Company Limited by Cyanamid in
1993 significantly broadened the product franchise internationally and provided a direct, well-established international distribution capability.

HERBICIDES--Cyanamid's key herbicides are formulated from the imidazolinones, a unique class of compound that essentially is safe to wildlife and is effective at low application rates.

        Pursuit is the leading soybean broadleaf herbicide in the United States, and sales continued to grow for this product internationally, particularly in Argentina and Brazil. Cyanamid strengthened its position as the U.S. market leader among soybean grass herbicides, with Prowl remaining a major product internationally where it is marketed as Stomp. Squadron, another major U.S. herbicide, grew in sales. Scepter, a soybean herbicide, remained an important product in the United States and Latin America, and Assert, a wheat herbicide, gained in Canada and the United States. Arsenal, a leading herbicide in the forestry market, had strong growth in the United States and internationally.

INSECTICIDES--Cyanamid markets leading corn soil insecticides in the United States and other countries. Counter maintained a strong market position as customers shifted to its new, easier-to-use packaging. Thimet sales increased in the United States and internationally. Fastac, used for a variety of crops, was a major contributor to sales in international markets. A submission is planned to reregister this product in the European Union.

WITH THE ADDITION OF LEADING CROP PROTECTION PRODUCTS MANUFACTURED AND MARKETED BY CYANAMID, AHP ENTERED A MAJOR, GLOBAL BUSINESS. CYANAMID'S CROP PROTECTION RESEARCH AND DEVELOPMENT EFFORTS HAVE GENERATED NUMEROUS NEW PRODUCTS
THAT HAVE MADE SUBSTANTIAL CONTRIBUTIONS TO SALES.

FUNGICIDES--Delan and Saprol, sold internationally for use with a wide range of crops, were major contributors to sales in Japan, Italy and other international markets. Acrobat/Forum, which provides a new mode of action, was launched during the year in key markets.

RESEARCH--The products discovered and developed over the past several years have become major factors in soybean and cereal markets and have increased Cyanamid's presence in the corn herbicide market. Products currently in development will expand Cyanamid's participation in the cotton, fruit and vegetable insecticide markets and in the rice herbicide market.

        A registration dossier was submitted late in 1994 to the U.S. Environmental Protection Agency for a new cotton insecticide from the novel pyrrole family, a new class of compounds developed by Cyanamid researchers. In field trials, the pyrroles have produced excellent results in controlling insects, including those that have become resistant to other insecticide classes. European and other international submissions will be made in 1995.

Left: In Ashburn, Georgia, Cyanamid AgriCenter dealer Tim Floyd (top) of
Coley Farm Service works with Cyanamid Master Sales Representative Wiley Durden in planning crop protection strategies for his customers. Cyanamid is a global leader in products that protect soybeans, corn, cotton and other major crops.



<PG$PCN>
Marinus Los, Ph.D., Director, Crop Sciences Discovery, pictured here at Cyanamid's Princeton, New Jersey-based Agricultural Research Center, was instrumental in the discovery and development of the imidazolinones, a new class of chemistry. In recognition of his achievement, Dr. Los received the National Medal of Technology from the President of the United States.

[PHOTO]

        Several combination products with imidazolinones are anticipated to receive registration. These will strengthen Cyanamid's competitive position by minimizing the impact of weed resistance.

        Cyanamid also will develop combination products using the fungicide dimethomorph to increase the spectrum of disease control and to minimize potential for the development of resistance.

        In discovery, Cyanamid has compounds that will be approaching the development stage in late 1995. These compounds have the potential to maintain the company's momentum in global herbicide, insecticide and fungicide markets and help further penetrate crop segments where Cyanamid currently is not a major factor. These compounds include a new herbicide, a second pyrrole insecticide, a new fungicide and a genetically engineered biopesticide.


<PG$PCN>

ANIMAL HEALTH CARE

        Fort Dodge Laboratories markets a broad range of products in more than 40 countries and ranks second in animal vaccines in North America while sustaining a major animal health research and development effort. The Cyanamid acquisition provides an expanded presence for Fort Dodge, both in North America and internationally, for poultry, swine, bovine, equine and small animal products. Excluding Cyanamid, 1994 sales for Fort Dodge were consistent with the prior year.

SMALL ANIMAL AND EQUINE PRODUCTS--The first fungal vaccine licensed by the U.S. Department of Agriculture (USDA) for prevention and treatment of feline ringworm was introduced by Fort Dodge. Marketed as Fel-O-Vax MC-K, this new product boosted sales in the fast-growing feline biological field.

        Sales for Duramune (coronavirus) combination canine biologicals and LymeVax (Borrelia burgdorferi bacterin), the canine Lyme disease vaccine, maintained Fort Dodge's leadership in U.S. canine biologicals. LymeVax remained the single-largest dollar-volume canine vaccine in the United States.

        Sales increases were recorded for key antibiotic products, among them Amiglyde-V (amikacin sulfate) and Cefa-Tabs/Cefa Drops (cefadroxil), and the anesthetics Ketaset (ketamine HCl) and Telazol (tiletamine HCl/zolazepam HCl).

        New small animal pharmaceuticals introduced in 1994 included Torbugesic SA (butophanol tartrate), a potent analgesic for pain relief in cats; Arquel Tablets (meclofenamic acid), an oral NSAID for the relief of pain and inflammation in dogs; Robamox-V Suspension (amoxicillin), a liquid formulation of the popular antibiotic amoxicillin; and Sedazine (xylazine), a potent sedative/analgesic.

THE INTEGRATION OF CYANAMID'S ANIMAL HEALTH BUSINESSES INTO FORT DODGE
ENHANCES
THE COMPANY'S POSITION IN ANIMAL BIOLOGICALS AND PHARMACEUTICALS WORLDWIDE. IT

ALSO PROVIDES A STRONG ENTRY INTO THE MEDICATED FEED ADDITIVES MARKET.

        Fort Dodge's position as a leader in equine vaccines was maintained through increased sales for several key products. A new equine biological introduced during the year - Fluvac EHV 4/1 with MetaStim - features a new adjuvant system that stimulates the immune system to respond to vaccination more effectively.

DAIRY AND CATTLE PRODUCTS--Fort Dodge and Franklin Laboratories, its OTC entity, exhibited a strong performance in sales of mastitis prevention and treatment products for the U.S. dairy industry, including ToDAY, ToMORROW, Cefa-Lak, Cefa-Dri, Hetacin-K and Dry-Clox.

        Fort Dodge strengthened its leadership in bovine biological sales through the introduction of PYRAMID MLV 4. This is the first four-way modified live vaccine licensed by the USDA that provides single-dose administration as well as the option of subcutaneous or intramuscular injection. Fort Dodge's leading line of inactivated bovine biologicals expanded with the launch of Triangle 4+PH/HS and Discovery 4+PH/Somnus. In the bovine reproductive biological category, Trichguard and Reprotec registered increased sales.

        Cydectin (moxidectin) is an endectocide developed by Cyanamid to protect cattle and sheep against a broad range of internal and external parasites. Cydectin annualized sales continued to grow as registrations were achieved around the world. The product gained acceptance in Australia where it was launched in 1994. In 1995, several




<PG$PCN>

Gilbert Griffith, D.V.M., of Prairieville, Louisiana, recommends Fort Dodge's newest feline vaccine - Fel-O-Vax MC-K - for the prevention and treatment of ringworm in cats.

[PHOTO]

formulations will be launched in Europe. Registration is pending in the United States and other countries while new species-specific formulations and delivery systems are in advanced development.

        Presponse (pasteurella haemolytica toxoid), a respiratory bacterin for cattle developed by Cyanamid, experienced growth in the United States after receiving approval for single-dose administration. The product also was launched in France. Two other Cyanamid vaccines experiencing rapid growth are Cyblue, for the prevention of PRRS (porcine respiratory and reproduction syndrome), and Bursavac, for the prevention of infectious bursal disease in poultry.

        Annualized sales exceeded expectations for Cyanamid livestock anti-parasite products such as Flectron (cypermethrin) and Renegade (alphacypermethrin).

MEDICATED FEED ADDITIVES--Cyanamid's medicated feed additives include antibacterials, anticoccidials and productivity growth enhancers for livestock.
These products are used to combat respiratory and intestinal infections in livestock, meeting global needs for increased food production and disease control.

NEW PRODUCT AND MARKETING INITIATIVES--Fort Dodge will seek to complete development of a proprietary sustained release formulation of porcine somatotropin developed by Cyanamid that would allow swine producers to grow leaner pigs more quickly. Additionally, an agreement was signed that provides worldwide rights to develop and market a new behavior modifying drug for use in small animals. Other products in early stages of development are a novel biological treatment/prophylaxis for allergic dermatitis in dogs, an equine respiratory disease vaccine and a second-generation Lyme disease vaccine.

        Continuing its commitment to the European Common Market, Fort Dodge recently purchased major distribution channels in Holland and Spain.


<PG$PCN>

        FINANCIAL SECTION

        --------------------------------------------
        CONTENTS
42      Ten-Year Selected Financial Data
44      Consolidated Balance Sheets
45      Consolidated Statements of Income
46      Consolidated Statements of Retained Earnings
        and Additional Paid-in Capital
47      Consolidated Statements of Cash Flows
48      Notes to Consolidated Financial Statements
57      Report of Independent Public Accountants
57      Management Report on Financial Statements
58      Quarterly Financial Data
58      Market Prices of Common Stock and Dividends
59      Management's Discussion and Analysis of
        Financial Condition and Results of Operations

<PG$PCN>

- ------------------------------------------------------------------------------
- ----------------------------
TEN-YEAR SELECTED FINANCIAL DATA

American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
- ----------------------------
Years Ended December 31,
1994(2)       1993            1992


(Dollar amounts in thousands except per share amounts)



SUMMARY OF SALES AND EARNINGS

- ------------------------------------------------------------------------------
- ----------------------------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . .      $ 8,966,214
$8,304,851      $7,873,687
Net income (1) . . . . . . . . . . . . . . . . . . . . . .        1,528,254
 1,469,300       1,460,842
Net income per common share  . . . . . . . . . . . . . . .             4.97
      4.73            4.65
Dividends per common share . . . . . . . . . . . . . . . .             2.94
      2.86            2.66


YEAR-END FINANCIAL POSITION

- ------------------------------------------------------------------------------
- ----------------------------
Current assets . . . . . . . . . . . . . . . . . . . . . .      $ 7,821,246
$4,807,684      $4,552,077
Current liabilities. . . . . . . . . . . . . . . . . . . .        4,618,086
 1,584,411       1,492,717
Ratio of current assets to current liabilities . . . . . .             1.69
      3.03            3.05
Total assets . . . . . . . . . . . . . . . . . . . . . . .       21,674,812
 7,687,353       7,141,405
Long-term debt . . . . . . . . . . . . . . . . . . . . . .        9,973,240
   859,278         601,934
Average shareholders' equity . . . . . . . . . . . . . . .        4,065,295
 3,719,539       3,431,568


SHAREHOLDERS - OUTSTANDING SHARES

- ------------------------------------------------------------------------------
- ----------------------------
Number of common shareholders  . . . . . . . . . . . . . .           71,223
    72,664          73,064
Number of preferred shareholders . . . . . . . . . . . . .              666
       726             780
Average number of common shares outstanding  . . . . . . .

 used for earnings per share calculation (in thousands). .          307,413
   310,668         314,201
Preferred shares outstanding at year-end (in thousands). .               37
        40              43


EMPLOYMENT DATA

- ------------------------------------------------------------------------------
- ----------------------------
Number of employees at year-end  . . . . . . . . . . . . .          74,009
    51,399          50,653
Wages and salaries . . . . . . . . . . . . . . . . . . . .     $ 1,820,450
$ 1,654,984      $1,575,615
Benefits (including social security taxes) . . . . . . . .         441,768
   396,045         367,899
- ------------------------------------------------------------------------------
- ----------------------------

(1) Net income in 1992 includes the impact of accounting changes and the charge for acquired research discussed in Notes 2, 5 and 10. Excluding these items, 1992 net income was $1,370,738, and net income per common share was $4.36. Net income in 1987 excludes a provision related to Dalkon Shield claims of $1.75 billion recorded by A.H. Robins Company, Incorporated prior to its acquisition by the Company in 1989.

(2) The 1994 information reflects the acquisition of American Cyanamid Company, effective December 1, 1994.


<PG$PCN>


- ------------------------------------------------------------------------------
- ------------------------------------------------------




- ------------------------------------------------------------------------------
- ------------------------------------------------------
      1991            1990              1989                1988
  1987                  1986                    1985





- ------------------------------------------------------------------------------
- ------------------------------------------------------
$7,079,443      $6,775,182        $6,747,016          $6,401,454
$5,850,383            $5,683,507              $5,358,376
 1,375,273       1,230,597         1,102,158             995,461
928,232               865,922                 818,459
      4.36            3.92              3.54                3.22
  2.98                  2.73                    2.54
     2.375            2.15              1.95                1.80
  1.67                  1.55                    1.45




- ------------------------------------------------------------------------------
- ------------------------------------------------------
$4,119,057      $3,826,075        $3,532,786          $3,256,494
$3,310,467            $3,249,404              $2,634,616
 1,270,135       1,693,852         1,108,895           1,067,599
1,392,800             1,103,109                 754,216
      3.24            2.26              3.19                3.05
  2.38                  2.95                    3.49
 5,938,797       5,637,107         5,681,487           5,492,424
5,411,150             4,928,476               3,972,634
   104,710         111,430         1,895,796             100,057
90,076                70,815                  63,017
 2,987,885       2,322,623         1,651,050           1,077,462
1,572,972             2,227,801               1,977,817


- ------------------------------------------------------------------------------
- ------------------------------------------------------
    71,209          69,907            70,904              70,021
73,353                75,405                  77,797
       870             931             1,021               1,110
 1,187                 1,314                   1,417


   315,726         314,066           311,644             309,396
311,975               317,678                 322,259
        51              57                64                  71
    77                    87                      98


- ------------------------------------------------------------------------------
- ------------------------------------------------------
    47,938          48,700            50,816              51,464
50,623                49,896                  53,337
$1,388,397      $1,398,721        $1,391,233          $1,284,208
$1,171,788            $1,045,691              $1,052,264
   300,810         312,750           256,458             245,834
215,109               164,306                 188,946
- ------------------------------------------------------------------------------
- ------------------------------------------------------



<PG$PCN>

- ------------------------------------------------------------------------------
- -----------------------------------------------------
CONSOLIDATED BALANCE SHEETS

American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
- -----------------------------------------------------
December 31,
                           1994                1993

(In thousands except per share amounts)

ASSETS
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .            $ 1,696,204          $1,936,834
Marketable securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .                247,970             283,449
Accounts receivable less allowances (1994 - $97,382 and 1993 - $45,949)  . . .
 . . . . .              2,380,730           1,389,555
Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              2,246,150             958,896
Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              1,250,192             238,950

                    -----------          ----------
   TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              7,821,246           4,807,684
Property, plant and equipment:
   Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .                178,693              89,375
   Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              2,422,113           1,473,413
   Machinery and equipment   . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              2,857,269           1,897,577

                    -----------          ----------

                      5,458,075           3,460,365
Less accumulated depreciation  . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              1,646,145           1,400,580

                    -----------          ----------

                      3,811,930           2,059,785
Goodwill   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              9,181,129             716,395
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .                860,507             103,489

                    -----------          ----------

                    $21,674,812          $7,687,353

                    ===========          ==========
LIABILITIES
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Loans payable to banks   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .            $   113,284          $    4,280
Trade accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              1,042,468             388,804
Accrued expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              2,999,127           1,019,923
Accrued federal and foreign taxes on income  . . . . . . . . . . . . . . . . .
 . . . . .                463,207             171,404

                    -----------          ----------
   TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              4,618,086           1,584,411
Long-term debt   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              9,973,240             859,278
Accrued postretirement benefit obligation  . . . . . . . . . . . . . . . . . .
 . . . . .                696,814             264,553
Other noncurrent liabilities . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              1,809,153             903,993
Minority interests   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .                323,418             198,630

SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------
- -----------------------------------------------------
$2 convertible preferred stock, par value $2.50 per share; 5,000,000 shares
  authorized   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .            $        91          $      100
Common stock, par value $.33 1/3 per share; 600,000,000 shares authorized  . .
 . . . . .                101,994             103,442
Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              1,020,658           1,014,911
Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              3,226,100           2,884,244
Currency translation adjustments . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .                (94,742)           (126,209)

                    -----------          ----------
   TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . .              4,254,101           3,876,488

                    -----------          ----------

                    $21,674,812          $7,687,353

                    ===========          ==========
- ------------------------------------------------------------------------------
- -----------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.


<PG$PCN>

- ------------------------------------------------------------------------------
- -----------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Years Ended December 31,
            1994             1993              1992
(In thousands except per share amounts)
NET SALES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .     $8,966,214       $8,304,851       $7,873,687

       ----------       ----------       ----------
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .      2,795,581        2,723,902        2,568,690
Selling, administrative and general expenses . . . . . . . . . . . . . . . . .
 . .      3,175,684        2,922,579        2,846,365
Research and development expenses  . . . . . . . . . . . . . . . . . . . . . .
 . .        817,090          662,689          552,450
Other (income) expense, net  . . . . . . . . . . . . . . . . . . . . . . . . .
 . .        (25,598)           3,016          (37,888)
Restructuring and special charge   . . . . . . . . . . . . . . . . . . . . . .
 . .        173,697               --          220,000

       ----------       ----------       ----------

        6,936,454        6,312,186        6,149,617

       ----------       ----------       ----------
Income before federal and foreign taxes on income  . . . . . . . . . . . . . .
 . .      2,029,760        1,992,665        1,724,070
Provision for taxes on income:
    Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .        249,961          287,846          351,193
    Foreign  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .        251,545          235,519          222,139

       ----------       ----------       ----------

          501,506          523,365          573,332

       ----------       ----------       ----------
Income before accounting changes . . . . . . . . . . . . . . . . . . . . . . .
 . .      1,528,254        1,469,300        1,150,738
Cumulative effect of accounting changes:
    Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .             --               --          383,295
    Postretirement benefits other than pensions
      (net of taxes of $37,704)  . . . . . . . . . . . . . . . . . . . . . . .
 . .             --               --          (73,191)

       ----------       ----------       ----------
NET INCOME   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .     $1,528,254       $1,469,300       $1,460,842

       ==========       ==========       ==========
Income per share of common stock before accounting changes . . . . . . . . . .
 . .     $     4.97       $     4.73       $     3.66
Cumulative effect of accounting changes:
    Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .             --               --             1.22
    Postretirement benefits other than pensions  . . . . . . . . . . . . . . .
 . .             --               --             (.23)

       ----------       ----------       ----------
NET INCOME PER SHARE OF COMMON STOCK . . . . . . . . . . . . . . . . . . . . .
 . .     $     4.97       $     4.73       $     4.65

       ==========       ==========       ==========
- ------------------------------------------------------------------------------
- -----------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.




<PG$PCN>

- ------------------------------------------------------------------------------
- -----------------------------------------------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND ADDITIONAL PAID-IN CAPITAL


American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Years Ended December 31,
         1994               1993               1992

(In thousands except per share amounts)

RETAINED EARNINGS
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Balance, beginning of year  . . . . . . . . . . . . . . . . . . . . . . . . .
   $2,884,244         $2,547,719         $2,316,555
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    1,528,254          1,469,300          1,460,842

   ----------         ----------         ----------

    4,412,498          4,017,019          3,777,397

   ----------         ----------         ----------
Cash dividends declared:
   Preferred stock (per share: 1994 - 1992, $2.00)  . . . . . . . . . . . . .
           76                 82                 92
   Common stock (per share: 1994 - 1992, $2.94, $2.86, $2.66) . . . . . . . .
      903,089            888,100            833,758

   ----------         ----------         ----------

      903,165            888,182            833,850
Cost of treasury stock acquired, less amount charged to capital . . . . . . .
      272,061            244,593            395,828
Unrealized loss on marketable securities  . . . . . . . . . . . . . . . . . .
       11,172                 --                 --

   ----------         ----------         ----------

    1,186,398          1,132,775          1,229,678

   ----------         ----------         ----------
Balance, end of year  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   $3,226,100         $2,884,244         $2,547,719

   ==========         ==========         ==========

ADDITIONAL PAID-IN CAPITAL
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Balance, beginning of year  . . . . . . . . . . . . . . . . . . . . . . . . .
   $1,014,911         $  953,155         $  838,099
Excess over par value of common stock issued  . . . . . . . . . . . . . . . .
       41,448             84,013            125,513
Miscellaneous, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      (35,701)           (22,257)           (10,457)

   ----------         ----------         ----------
Balance, end of year  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   $1,020,658         $1,014,911         $  953,155

   ==========         ==========         ==========
- ------------------------------------------------------------------------------
- -----------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.



<PG$PCN>

- ------------------------------------------------------------------------------
- -----------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS


American Home Products Corporation and Subsidiaries
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Years Ended December 31,
          1994               1993              1992

(In thousands)

OPERATING ACTIVITIES
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .    $ 1,528,254         $1,469,300       $ 1,460,842
Adjustments to reconcile to net cash provided from operating activities:  . .
 .
   Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . .
 .        306,169            241,068           210,213
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .
 .        (92,259)           153,314          (223,484)
   Restructuring and special   charge . . . . . . . . . . . . . . . . . . . .
 .        163,697                 --           220,000
   Changes in working capital, net of businesses acquired or sold:
     Accounts receivable  . . . . . . . . . . . . . . . . . . . . . . . . . .
 .         13,972           (135,038)         (192,150)
     Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .       (157,072)            (8,341)          (72,057)
     Trade accounts payable and accrued expenses  . . . . . . . . . . . . . .
 .        324,795             62,758           104,217
     Accrued taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .        121,807             27,333            31,457
     Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . .
 .       (161,674)           (13,101)              138
   Other items, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .       (146,180)          (115,905)          (26,031)

   -----------         ----------       -----------
Net cash provided from operating activities . . . . . . . . . . . . . . . . .
 .    $ 1,901,509         $1,681,388       $ 1,513,145

   ===========         ==========       ===========

INVESTING ACTIVITIES
- ------------------------------------------------------------------------------
- -----------------------------------------------------
Purchases of businesses for cash, net of cash acquired  . . . . . . . . . . .
 .    $(9,356,230)         $ (67,500)      $  (565,952)
Purchases of property, plant and equipment  . . . . . . . . . . . . . . . . .
 .       (472,510)          (517,912)         (428,109)
Proceeds/(purchases) of marketable securities, net  . . . . . . . . . . . . .
 .         24,307              6,154          (238,589)
Proceeds from sales of businesses/assets  . . . . . . . . . . . . . . . . . .
 .        195,078             13,614            60,341
Purchases of other assets . . . . . . . . . . . . . . . . . . . . . . . . . .
 .         (6,104)           (16,038)          (10,165)

   -----------         ----------       -----------
Net cash used for investing activities  . . . . . . . . . . . . . . . . . . .
 .    $(9,615,459)        $ (581,682)      $(1,182,474)

   ===========         ==========       ===========

FINANCING ACTIVITIES
- ------------------------------------------------------------------------------
- ----------------------------------------------------
Net proceeds of commercial paper and notes  . . . . . . . . . . . . . . . . .
 .    $ 8,639,718         $  251,646       $   503,759
Dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .       (903,165)          (888,182)         (833,850)
Purchases of treasury stock . . . . . . . . . . . . . . . . . . . . . . . . .
 .       (313,807)          (277,495)         (434,947)
Exercise of stock options . . . . . . . . . . . . . . . . . . . . . . . . . .
 .         37,805             69,255            95,431

   -----------         ----------       -----------
Net cash provided by/(used for) financing activities  . . . . . . . . . . . .
 .      7,460,551           (844,776)         (669,607)

   -----------         ----------       -----------
Effects of exchange rates on cash balances  . . . . . . . . . . . . . . . . .
 .         12,769            (10,857)          (32,906)

   -----------         ----------       -----------
(Decrease)/increase in cash and cash equivalents  . . . . . . . . . . . . . .
 .       (240,630)           244,073          (371,842)
Cash and cash equivalents, beginning of year  . . . . . . . . . . . . . . . .
 .      1,936,834          1,692,761         2,064,603

   -----------         ----------       -----------
Cash and cash equivalents, end of year  . . . . . . . . . . . . . . . . . . .
 .    $ 1,696,204         $1,936,834       $ 1,692,761

   ===========         ==========       ===========
- ------------------------------------------------------------------------------
- ----------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


<PG$PCN>
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of American Home Products Corporation and its subsidiaries (the Company).

Acquisition of American Cyanamid Company: On November 21, 1994, the Company acquired substantially all the outstanding shares of American Cyanamid Company

(Cyanamid) for approximately $9.6 billion, including acquisition-related costs. Cyanamid is a research-based life sciences company which discovers and develops medical and agricultural products and manufactures and markets such products in more than 135 countries. The acquisition was accounted for under the purchase method of accounting, effective December 1, 1994, and, accordingly, the operating results of Cyanamid for the month of December 1994 have been included in the consolidated operating results of the Company. The purchase price exceeded the net assets acquired by approximately $8.5 billion, which is being amortized over 40 years. The net assets were valued using preliminary estimates of fair values and include the cost of integration. The Company will continue its evaluation of the estimated fair values that were allocated to the net assets of Cyanamid during 1995.

        The following unaudited pro forma results of operations reflect the acquisition as if it had occurred at the beginning of each year presented after including the impact of adjustments for interest expense on acquisition debt, amortization of goodwill and merger-related financing costs, and related income tax benefits.


(In thousands except per share amounts)             1994               1993
- ---------------------------------------------------------------------------
Sales . . . . . . . . . . . . . . . . . . .  $13,500,376        $12,581,651
Net income  . . . . . . . . . . . . . . . .  $ 1,273,000        $   645,212
Net income per share of common stock  . . .  $      4.14     $         2.08
- ---------------------------------------------------------------------------

The above pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the periods presented. Further, the pro forma results are not intended to be a projection of future results and do not reflect any cost savings resulting from synergistic opportunities.

Cash and Cash Equivalents, for purposes of reporting cash flows, consists primarily of certificates of deposit, time deposits and other short-term, highly liquid securities and is stated at cost, which approximates fair value.

Marketable Securities consists of U.S. government or agency issues and corporate bonds and are stated at fair value. The fair values are estimated based on quoted market prices. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 - Accounting for Certain Investments in Debt and Equity Securities. The impact of this statement was not material to the Company as cost approximated fair value.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $716,354,000 at December 31, 1994 and $148,700,000 at December 31, 1993. Current value exceeded
LIFO value by $70,206,000 and $65,607,000 at December 31, 1994 and 1993,
respectively. The remaining inventories are valued under the first-in, first-out
(FIFO) or the average cost method.

        Inventories at December 31 consisted of:

(In thousands)                                 1994             1993
- --------------------------------------------------------------------
Finished goods  . . . . . . . . . . .    $1,158,045         $435,902
Work in progress  . . . . . . . . . .       525,269          219,701
Materials and supplies  . . . . . . .       562,836          303,293
                                         ----------         --------
                                         $2,246,150         $958,896
                                         ==========         ========
- --------------------------------------------------------------------


<PG$PCN>
Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method.

Goodwill is being amortized on the straight-line method over periods not exceeding 40 years. Accumulated amortization was $705,399,000 and $636,385,000 at December 31, 1994 and 1993, respectively. The Company evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the assigned goodwill or rendered the goodwill not recoverable. If such circumstances arise, the Company uses an estimate of the related business' after-tax income contribution on a discounted basis to determine whether the goodwill is recoverable.

Long-Term Debt is stated at face value, which approximates fair value. The fair value of the Company's long-term debt is estimated based on quoted market prices.

Interest Rate Swap and Foreign Currency Agreements: The fair value of interest rate swap and foreign currency agreements is based on market prices. This value represents the estimated amount the Company would receive/pay to terminate the agreements taking into consideration current interest rates or currency exchange rates.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current exchange rates with translation adjustments accumulated in shareholders' equity. For other international operations, certain financial statement accounts are translated at historical exchange rates. The resultant translation adjustments for these international operations are recorded in results of operations. These international operations pertain to countries with hyper-inflationary economies and are located principally in Latin America.

Net Income per Share of Common Stock is based on the average of common shares and common share equivalents outstanding during the year: 307,413,000 shares in 1994, 310,668,000 shares in 1993 and 314,201,000 shares in 1992.

        2  OTHER ACQUISITIONS AND DIVESTITURES

In addition to the Cyanamid acquisition, the Company purchased and divested various other businesses as follows:

        In May 1994, the Company sold Corometrics Medical Systems, Inc., a manufacturer of perinatal monitoring systems, for $73,600,000 and Agri-Bio Corp., a manufacturer of a medicated feed additive for the poultry industry, for
$39,939,000. In addition, the Company sold its former corporate headquarters facility in New York City for $50,000,000. Other (income) expense, net includes a gain of approximately $75,787,000 from these sales.

        In March 1993, the Company acquired M. Polaner, Inc. (Polaner), a manufacturer of spreadable fruit products, for $67,500,000 in a purchase transaction. The excess of the purchase price over the net assets acquired was approximately $65,600,000.

        As of December 31, 1994, the Company owned approximately 64% of
Genetics
Institute, Inc. (G.I.). Approximately $220,000,000 of the initial purchase price was attributable to acquired research and was expensed as a special charge in 1992. The Company holds an option to acquire the remaining shares of G.I. from the public shareholders until December 31, 1996 at prices escalating by approximately $1.84 per quarter, to $85 per share. At January 1, 1995, the option price per share was $72.11. The Company has the right to acquire additional shares through open market or privately negotiated purchases, provided that its aggregate holdings do not exceed 75% of G.I.'s outstanding shares. G.I. continues as a publicly traded company.

        In September 1992, the Company acquired Symbiosis Corp. (Symbiosis), a manufacturer of disposable surgical instruments for $175,000,000. The purchase price exceeded the net assets acquired by approximately $173,000,000.

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

        The Company had other acquisitions and divestitures during the 1992-1994 period, the effects of which, individually and in the aggregate, were not material to the consolidated financial position or results of operations.




<PG$PCN>

        Unaudited pro forma results of operations to reflect the 1994 and 1993 transactions as if they had taken place on January 1 of those years, other than the Cyanamid acquisition which is discussed in Note 1, are not presented as the effects are immaterial.

        In January 1995, the Company sold its South American oral health care business for $1.04 billion, the net proceeds from which will be used primarily to reduce the acquisition debt incurred relating to the Cyanamid purchase.


        3  DEBT AND FINANCING ARRANGEMENTS

The Company's debt at December 31 consisted of:

(In thousands)                                  1994            1993
- --------------------------------------------------------------------
Commercial paper  . . . . . . . . .      $ 8,796,507              --
Notes payable
   6.875% notes due 1997. . . . . .          250,000        $250,000
   6.50% notes due 2002 . . . . . .          250,000         250,000
   7.25% debentures due 2023  . . .          250,000         250,000
Pollution control and industrial
   revenue bonds
   5.10%-8.75% due 1995-2020  . . .          165,932          41,675
Sinking fund debentures
   7.375%-8.375% due 2001-2006. . .           95,129              --
Other debt
   5.60%-9.61% due 1995-2009  . . .          278,956          71,883
                                         -----------        --------
                                          10,086,524         863,558
Less current portion  . . . . . . .          113,284           4,280
                                         -----------        --------
                                         $ 9,973,240        $859,278
                                         ===========        ========
- --------------------------------------------------------------------

In connection with the acquisition of Cyanamid, the Company and certain of its subsidiaries issued short-term notes (commercial paper), of which $8.8 billion was outstanding at December 31, 1994. The weighted average interest rate on the commercial paper outstanding at December 31, 1994 was 6.06%. The commercial paper has original maturities not exceeding 270 days and a weighted average remaining maturity of 36 days as of December 31, 1994. The commercial paper is supported by two credit agreements totaling $10.0 billion, each dated September
9, 1994, among the Company and certain of its subsidiaries and a syndicate of lenders. The credit facilities are composed of a $3.0 billion, five-year credit facility and a $7.0 billion, 364-day credit facility which may be renewed annually with the consent of the majority lenders in amounts equal to the commitments of the consenting lenders and replacement lenders, if any. The interest rate on borrowings under the credit facilities is based on various rates at the option of the Company. The proceeds of the credit facilities may be used to support commercial paper and the Company's general corporate and working capital purposes. The credit facilities contain a financial covenant and various other customary covenants, representations, warranties, conditions and default provisions. As of December 31, 1994, there were no borrowings outstanding under the credit facilities. Commercial paper outstanding at December 31, 1994 is classified as long-term since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper, through the use of its credit facilities or through the issuance of long-term debt.

        The 6.875% and 6.50% notes payable have semiannual interest payments due on April 15 and October 15. The 7.25% debentures have semiannual interest payments due on March 1 and September 1. These notes payable are unsecured and unsubordinated and may not be redeemed prior to maturity.

        The aggregate maturities of debt during the next five years as of December 31, 1994 are as follows:


(In thousands)
- ------------------------------------------------------
1995  . . . . . . . . . . . . . . . . . .  $   113,284
1996  . . . . . . . . . . . . . . . . . .       48,166
1997  . . . . . . . . . . . . . . . . . .      288,240
1998  . . . . . . . . . . . . . . . . . .       71,859
1999  . . . . . . . . . . . . . . . . . .       29,915
Thereafter  . . . . . . . . . . . . . . .      738,553
                                           -----------
                                             1,290,017
Commercial paper  . . . . . . . . . . . .    8,796,507
                                           -----------
Total debt  . . . . . . . . . . . . . . .  $10,086,524
                                           ===========
- ------------------------------------------------------

Interest payments in connection with the Company's debt obligations for the years ended December 31, 1994, 1993 and 1992 amounted to $114,831,000, $55,215,000 and $26,151,000, respectively.

        In October 1994, the Company entered into $4.75 billion notional amount of simple, unleveraged interest rate





<PG$PCN>

swap agreements as a means of (1) locking in the underlying U.S. treasury security rates to be paid in connection with long-term debt planned to be issued during 1995 and (2) converting a portion of the commercial paper issued in connection with the acquisition of Cyanamid from a floating rate obligation to a fixed rate obligation. The swap agreements are contracts under which the Company pays a fixed rate of interest and receives a floating rate of interest over the term of the swap agreements without the exchange of the underlying notional amounts. During 1994, the weighted average interest rates paid and received on these agreements were 7.9% and 5.9%, respectively. The swap agreements have maturities ranging from 1996 to 2005. At December 31, 1994, the fair value of these interest rate swap agreements was $32,964,000. The Company has other interest rate swap agreements in the notional amount of approximately
$6,250,000 as of December 31, 1994, under which the Company also pays a fixed rate of interest and receives a floating rate of interest. These interest rate swap agreements were entered into to manage specifically identifiable risks. The
Company does not speculate on interest rates as a means of enhancing yield.

        The Company enters into foreign exchange forward contracts as part of its management of foreign currency exposure. The Company does not engage in speculation on foreign currency. At December 31, 1994, the Company had notional amounts of $312,100,000 of foreign exchange forward contracts outstanding.

        The Company believes that the risk of loss associated with the interest rate or foreign currency agreements, from either non-performance by the counterparties or due to fluctuations in interest or foreign exchange rates, would not be material.

        4  RESTRUCTURING CHARGE

In the second quarter of 1994, the Company recorded a $173,697,000 charge for the cost of implementing two restructuring programs related primarily to the U.S. pharmaceutical and consumer health care businesses. These programs will result in the elimination of excess production capacity and associated workforce, primarily through the closure of a manufacturing facility and further workforce reductions through various organizational effectiveness initiatives. The restructuring programs have been initiated with cash outlays of approximately $10,000,000 through December 31, 1994. Employees who will be impacted by these restructurings were notified, some of the distribution center closures were completed and the registration process to transfer certain production among the Company's U.S. manufacturing facilities was initiated during 1994.

        5  EMPLOYEE BENEFIT PLANS

Pension Plans: The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1994, 1993 and 1992 was $68,652,000, $50,660,000 and $46,003,000, respectively. Pension plan benefits are based primarily on participants' compensation and years of credited service.
It has been the Company's policy to fund all current and prior year service costs under retirement plans, and substantially all liabilities for accrued vested and nonvested benefits have been fully funded.

        Prior to the acquisition, Cyanamid had various pension plans covering substantially all employees in the United States and Canada. Effective December
31, 1994, Cyanamid's U.S. Employee Retirement Plan was merged with the
Company's
U.S. pension plan.

        Net periodic pension cost of domestic pension plans was as follows:


(In thousands)                           1994            1993             1992
- ------------------------------------------------------------------------------
Service cost on benefits earned
    during the year  . . . . . . . . $  35,642        $ 31,520        $ 28,237
Interest cost on projected
    benefit obligation . . . . . . .    69,598          59,485          54,226
Actual loss (return) on plan
    assets . . . . . . . . . . . . .    62,498        (113,393)
(53,600)
Net amortization and
    deferral . . . . . . . . . . . .  (120,372)         57,642           2,502
                                     ---------        --------        --------
Net periodic pension cost  . . . . . $  47,366        $ 35,254        $ 31,365
                                     =========        ========        ========
- ------------------------------------------------------------------------------

        The net amortization and deferral for 1994 primarily reflects the difference between the expected return on plan assets and the actual loss on plan assets for this period.






<PG$PCN>

        The Company's pension plans are substantially fully funded. The actuarial present value of benefit obligations and funded status for the Company's pension plans, including Cyanamid's plans as of December 31, 1994, were as follows:


(In thousands)                            1994                 1993
- -------------------------------------------------------------------
Benefit obligations:
   Vested benefits . . . . . . . .  $2,062,791             $620,872
   Nonvested benefits  . . . . . .      89,103               45,702
                                    ----------             --------
Accumulated benefit obligation . .   2,151,894              666,574
Effect on benefits from projected
   compensation increases. . . . .     276,139              160,079
                                    ----------             --------
Projected benefit obligation . . .   2,428,033              826,653
Plan assets at fair value. . . . .   2,053,595              743,292
                                    ----------             --------
Projected benefit obligation
   in excess of plan assets. . . .    (374,438)             (83,361)
Unrecognized net loss. . . . . . .      36,235               16,457
Unrecognized net transition
   obligation. . . . . . . . . . .       3,787                2,891
Unrecognized prior service cost. .      18,991               26,177
                                    ----------             --------
Net pension (liability). . . . . .  $ (315,425)            $(37,836)
                                    ==========             ========
- -------------------------------------------------------------------

        Assumptions used in developing the projected benefit obligation as of December 31 were as follows:


                                              1994    1993    1992
- ------------------------------------------------------------------
Discount rate  . . . . . . . . . . . . .       8.5%    7.5%    8.5%
Rate of increase in
    compensation . . . . . . . . . . . .       5.0%    4.5%    6.0%
Rate of return on plan assets. . . . . .   8.5-9.0%    8.5%    9.0%
- ------------------------------------------------------------------

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

        The Company recognized this change as a cumulative effect of a change in accounting principle as of January 1, 1992, resulting in a non-recurring after-tax charge of $73,191,000. The Company's unfunded accumulated postretirement benefit obligation (APBO) increased to $830,625,000 as of December 31, 1994, due principally to the addition of $461,660,000 for Cyanamid.

        Net periodic postretirement health care cost includes the following components:

(In thousands)                             1994         1993         1992
- -------------------------------------------------------------------------
Service cost on benefits
    earned during the year  . . . . . . $13,447      $ 9,759      $ 8,439
Interest cost on APBO . . . . . . . . .  31,612       26,765       21,456
Amortization of loss  . . . . . . . . .   6,016        1,230           --
                                        -------      -------      -------
Net periodic postretirement
    health care cost. . . . . . . . . . $51,075      $37,754      $29,895
                                        =======      =======      =======
- -------------------------------------------------------------------------

        The APBO, including Cyanamid's plans as of December 31, 1994, was as follows:


(In thousands)                                1994             1993
- -------------------------------------------------------------------
Retirees . . . . . . . . . . . . . . . .  $538,617         $165,797
Fully eligible active participants . . .   147,852          151,753
Other active participants. . . . . . . .   144,156           38,314
                                          --------         --------
APBO . . . . . . . . . . . . . . . . . .   830,625          355,864
Unrecognized net loss. . . . . . . . . .   (78,811)         (91,311)
                                          --------         --------
Accrued postretirement
   benefit obligation. . . . . . . . . .  $751,814         $264,553
                                          ========         ========
- -------------------------------------------------------------------

        Assumptions used in developing the APBO were as follows:


                                            1994          1993          1992
- ----------------------------------------------------------------------------
Discount rate . . . . . . . . . . . . . .      8.5%        7.5%          9.0%
Increase in per capita cost
        of health care benefits
        that gradually was decreased
        over 10 years and held
        constant thereafter . . . . . . .  10.5%-6%      11%-6%        12%-6%
- ----------------------------------------------------------------------------





<PG$PCN>

A one percentage point increase in the assumed health care cost trend rates would increase the APBO as of December 31, 1994 by approximately $91,730,000, and the total of the service and interest cost components of the net annualized periodic postretirement health care cost would increase by approximately $11,563,000.

        6  OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities include reserves for contingencies relating to income taxes, environmental matters and product liability, as well as Management Incentive Plan and other employee benefit liabilities.

        The Company has responsibilities for environmental safety and cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. As of December 31, 1994, the Company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 63 Superfund sites. Thirty-three of these sites are the result of acquiring Cyanamid. These sites exclude sites for which full liability was assumed by Cytec Industries Inc. (Cytec), which was spun off by Cyanamid in 1993, but include certain sites for which there is shared responsibility between Cyanamid and Cytec. Cytec encompassed substantially all of Cyanamid's former chemical businesses. The Company has various preferred stock interests in Cytec, including one series that contains various financial and other covenants designed to preserve Cytec's ability to discharge certain liabilities of Cyanamid which Cytec assumed upon the spin-off, particularly certain environmental matters.

        In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. It is the Company's policy to accrue environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. As investigations and cleanups proceed, these liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $248,772,000 and $79,501,000 at December 31, 1994 and 1993, respectively.
Accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of the payments.

        The Company's Management Incentive Plan provides for cash and deferred contingent common stock awards to key employees. The maximum shares issuable under the plan are 12,000,000 common shares, of which 8,795,045 have been awarded through December 31, 1994. Deferred contingent common stock awards totaling 354,154 shares were outstanding at December 31, 1994. Awards for 1994 amounted to $35,842,408, which included deferred contingent common stock of $6,512,513 (102,398 shares). Awards for 1993 were $31,266,000, which included deferred contingent common stock of $7,120,000 (101,348 shares). Awards for
1992
amounted to $30,337,000, which included deferred contingent common stock of $7,201,000 (104,098 shares).

        7  CAPITAL STOCK

There were 600,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 1994. Of the authorized preferred shares, there is a series of shares (36,513 outstanding), which is designated as $2 convertible preferred stock. Each share of the $2 series is convertible at the option of the holder into nine shares of common stock. This series may be called for redemption at $60 per share plus accrued dividends.

        Changes in outstanding common shares during 1994, 1993 and 1992 are summarized as follows:


(In thousands)                               1994         1993         1992
- ---------------------------------------------------------------------------
Balance, beginning of year . . . . . . .  310,326      313,048      315,623
Issued for stock options and
    Management Incentive
    Plan . . . . . . . . . . . . . . . .      958        1,754        2,681
Conversions of preferred stock
    (3,624 shares in 1994,
    3,011 shares in 1993 and
    7,900 shares in 1992). . . . . . . .       33           27           72
Purchase of shares for treasury. . . . .   (5,336)      (4,503)      (5,826)
Issued for acquisition of IMS. . . . . .       --           --          498
                                          -------      -------      -------
Balance, end of year . . . . . . . . . .  305,981      310,326      313,048
                                          =======      =======      =======
- ---------------------------------------------------------------------------




<PG$PCN>
        8 STOCK OPTIONS

The Company has three Stock Option Plans - 1985, 1980 and 1978 - and two
Stock Incentive Plans - 1993 and 1990. Under the 1993 and 1990 plans, a maximum of 14,000,000 and 12,000,000 option shares, respectively, may be granted at prices not less than 100% of the fair market value at the date of option grant.
No further grants will be made under the 1985, 1980 and 1978 plans.

        The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. In addition, the 1993 and 1990 plans, among other things, provide for the issuance of up to 2,000,000 of the available options as restricted stock performance awards under each plan. In 1994, restricted stock performance awards representing 54,400 units were granted under the plan to certain key executives. These units will be converted to shares of restricted stock based on the achievement of certain performance criteria over a three-year period of restriction.

        In April 1994, the shareholders approved the Restricted Stock Plan for
Non-Employee Directors. Under the plan, a maximum of 25,000 restricted shares may be granted to non-employee directors at not less than 100% of the fair market value at the date of grant. The restricted shares will not be delivered until the end of the restricted period which does not exceed five years.

        Transactions involving the plans are summarized as follows:



OPTION SHARES                                    1994            1993
- ---------------------------------------------------------------------
Outstanding January 1 . . . . . . . . .    21,340,924      12,465,013
Granted . . . . . . . . . . . . . . . .     1,984,050      10,710,210
Canceled. . . . . . . . . . . . . . . .      (971,380)       (322,450)
Exercised (1994 - $27.06 to
   $65.19 per share). . . . . . . . . .      (885,562)     (1,511,849)
                                           ----------      ----------
Outstanding December 31 . . . . . . . .    21,468,032      21,340,924
                                           ----------      ----------
Exercisable December 31
   (1994 - $31.75 to
   $79.31 per share). . . . . . . . . .    19,379,282      10,805,634
                                           ==========      ==========
- ---------------------------------------------------------------------

At December 31, 1994, 11,594,810 shares were available for future grants under the 1993 and 1990 plans.

        9  OTHER (INCOME) EXPENSE, NET

This caption in the Consolidated Statements of Income is summarized as follows:


(In thousands)                         1994         1993         1992
- ---------------------------------------------------------------------
Interest income . . . . . . . .   $(106,430)    $(89,677)   $(108,720)
Interest expense. . . . . . . .     115,186       47,174       35,503
Foreign exchange
   loss and other . . . . . . .      41,433       45,519       35,329
Gain on the sale of
   certain assets . . . . . . .     (75,787)          --           --
                                  ---------      -------    ---------
Total . . . . . . . . . . . . .   $ (25,598)     $ 3,016    $ (37,888)
                                  =========      =======    =========
- ---------------------------------------------------------------------

        10  INCOME TAXES

The provision for income taxes consisted of:


(In thousands)                          1994         1993         1992
- ----------------------------------------------------------------------
Current:
   Domestic . . . . . . . . . . . . $351,581     $150,916     $154,572
   Foreign  . . . . . . . . . . . .  242,184      219,135      221,245
                                    --------     --------     --------
                                     593,765      370,051      375,817

Deferred:
   Domestic . . . . . . . . . . . . (101,620)     136,930      196,621
   Foreign  . . . . . . . . . . . .    9,361       16,384          894
                                    --------     --------     --------
                                     (92,259)     153,314      197,515
                                    --------     --------     --------
                                    $501,506     $523,365     $573,332
                                    ========     ========     ========
- ----------------------------------------------------------------------




<PG$PCN>

        Deferred tax assets (liabilities), inclusive of a valuation allowance for deferred tax assets, were reflected in the consolidated balance sheets at December 31 as follows:

(In thousands)                           1994              1993
- ---------------------------------------------------------------
Net current assets . . . . . . . . . $629,205         $ 140,902
Net noncurrent assets. . . . . . . .  345,730                --
Net noncurrent liabilities . . . . .       --          (148,558)
                                     --------         ---------
                                     $974,935          $ (7,656)
                                     ========         =========
- ---------------------------------------------------------------

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

        As a result of the acquisition of Cyanamid, the Company recorded a net deferred tax asset of $890,332,000, which is inclusive of a valuation allowance of $228,542,000 for differences between the estimated fair value and tax basis of the net assets acquired.

        In 1992, the Company adopted SFAS No. 109 - Accounting for Income
Taxes.
The impact of SFAS No. 109 resulted in the accelerated recognition of $301,706,000 of tax benefits related to the remaining net operating loss (NOL) carryforward as of January 1, 1992 of its subsidiary, A.H. Robins Company, Incorporated (Robins), and additional tax benefits of $81,589,000 not previously recognized. The aggregate amount of the tax benefits was $383,295,000. The Robins' NOL for tax purposes was fully utilized during 1994.

        The Company has recorded deferred tax assets as of December 31, 1994 of approximately $1.5 billion related principally to reserves for product and environmental liabilities, postretirement benefit obligations, and other employee benefits and reorganizations. A valuation allowance was established for certain deferred tax assets related to reorganizations, product liability and other matters as the Company determined that it was more likely than not that these benefits will not be realized. During 1994, the valuation allowance increased by $159,613,000 as reductions in these reserves of $68,929,000 were more than offset by increases as a result of the Cyanamid acquisition. During 1993, the valuation allowance was reduced by $9,961,000. There was no change to the allowance in 1992. The balance in the valuation allowance at December 31, 1994 was $250,976,000. Deferred tax liabilities of $558,823,000 as of December 31, 1994 related principally to accelerated depreciation, losses on securities and employee compensation.

        A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:


TAX RATE                                   1994         1993         1992
- -------------------------------------------------------------------------
U.S. statutory rate . . . . . . . . . .    35.0%        35.0%        34.0%
Effect of Puerto Rico and Ireland
    manufacturing operations. . . . . .    (5.5)        (6.1)        (6.1)
Reversal of reserves. . . . . . . . . .    (3.4)        (0.7)          --
Expenses for which no tax
    benefits were recorded. . . . . . .      --           --          4.5
Research credits. . . . . . . . . . . .    (1.2)        (1.3)        (0.4)
Other . . . . . . . . . . . . . . . . .    (0.2)        (0.6)         1.3
                                            ----        ----         ----
Effective tax rate. . . . . . . . . . .    24.7%        26.3%        33.3%
                                            ====        ====         ====
- -------------------------------------------------------------------------

The lower effective tax rate in 1994 was attributable, in part, to the reversal of certain tax reserves that no longer were deemed necessary in the second quarter of 1994.

        Total income tax payments for the years ended December 31, 1994, 1993 and 1992 amounted to $536,854,000, $335,102,000 and $292,170,000, respectively.

        11 CONTINGENCIES

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business.

        The Company is self-insured against ordinary product liability risks and has liability coverage in excess of certain limits from various insurance carriers. See Note 6 for a discussion of environmental matters.

        In the opinion of the Company, although the outcome of any litigation cannot be predicted with certainty, the ultimate liability of the Company in connection with pending litigation will not have a material adverse effect on the Company's financial position but could be material to the results of operations in any one accounting period.




<PG$PCN>

        12  COMPANY DATA BY INDUSTRY SEGMENT


                                            Years Ended December 31,
                                         ------------------------------
(In millions)                              1994        1993        1992
- -----------------------------------------------------------------------
NET SALES TO CUSTOMERS
- -----------------------------------------------------------------------
Health Care Products:
   Pharmaceuticals . . . . . . . . .   $5,199.9    $4,774.6    $4,589.3
   Consumer Health
     Care. . . . . . . . . . . . . .    1,802.1     1,743.0     1,611.0
   Medical Supplies and
     Diagnostic Products . . . . . .      883.6       851.5       807.6
                                       --------    --------    --------
                                        7,885.6     7,369.1     7,007.9
Food Products  . . . . . . . . . . .      997.3       935.8       865.8
Agricultural Products. . . . . . . .       83.3          --          --
                                       --------    --------    --------
Consolidated Total . . . . . . . . .   $8,966.2    $8,304.9    $7,873.7
                                       ========    ========    ========
- -----------------------------------------------------------------------

INCOME BEFORE TAXES
- -----------------------------------------------------------------------
Health Care Products (4) . . . . . .   $1,839.9    $1,836.7    $1,755.7
Food Products  . . . . . . . . . . .      155.6       152.4       146.1
Agricultural Products. . . . . . . .       16.8          --          --
Corporate (2). . . . . . . . . . . .       17.5         3.6      (177.7)
                                       --------    --------    --------
Consolidated Total . . . . . . . . .   $2,029.8    $1,992.7    $1,724.1
                                       ========    ========    ========
- -----------------------------------------------------------------------

TOTAL ASSETS AT DECEMBER 31
- -----------------------------------------------------------------------
Health Care Products . . . . . . . .  $ 8,118.4    $5,165.3    $4,944.4
Food Products  . . . . . . . . . . .      558.8       504.4       384.0
Agricultural Products. . . . . . . .    1,173.9          --          --
Corporate (1). . . . . . . . . . . .   11,823.7     2,017.7     1,813.0
                                       --------    --------    --------
Consolidated Total . . . . . . . . .  $21,674.8    $7,687.4    $7,141.4
                                       ========    ========    ========
- -----------------------------------------------------------------------

DEPRECIATION EXPENSE
- -----------------------------------------------------------------------
Health Care Products . . . . . . . .     $200.7      $172.3      $169.3
Food Products  . . . . . . . . . . .       13.3        11.8        10.6
Agricultural Products. . . . . . . .        5.2          --          --
Corporate  . . . . . . . . . . . . .        9.4         6.8         3.7
                                       --------    --------    --------
Consolidated Total . . . . . . . . .     $228.6      $190.9      $183.6
                                       ========    ========    ========
- -----------------------------------------------------------------------

CAPITAL EXPENDITURES (3)
- -----------------------------------------------------------------------
Health Care Products . . . . . . . .     $424.4      $416.3      $474.4
Food Products  . . . . . . . . . . .       35.5        24.9        20.0
Agricultural Products. . . . . . . .        6.3          --          --
Corporate  . . . . . . . . . . . . .        6.3        76.7        60.9
                                       --------    --------    --------
Consolidated Total . . . . . . . . .     $472.5      $517.9      $555.3
                                       ========    ========    ========
- -----------------------------------------------------------------------

COMPANY DATA BY GEOGRAPHIC SEGMENT

                                            Years Ended December 31,
(In millions)                              1994        1993        1992
- -----------------------------------------------------------------------
NET SALES TO CUSTOMERS
- -----------------------------------------------------------------------
United States  . . . . . . . . . . .   $5,908.0    $5,695.8    $5,387.1
Canada and Latin
   America . . . . . . . . . . . . .    1,022.4       897.7       758.9
Europe and Africa. . . . . . . . . .    1,422.7     1,196.6     1,244.1
Asia and Australia . . . . . . . . .      613.1       514.8       483.6
                                       --------    --------    --------
Consolidated Total . . . . . . . . .   $8,966.2    $8,304.9    $7,873.7
                                       ========    ========    ========
- -----------------------------------------------------------------------

INCOME BEFORE TAXES
- -----------------------------------------------------------------------
United States (2, 4) . . . . . . . .   $1,346.2    $1,465.7    $1,245.9
Canada and Latin
   America . . . . . . . . . . . . .      270.5       214.9       158.9
Europe and Africa. . . . . . . . . .      299.9       224.0       233.6
Asia and Australia . . . . . . . . .      113.2        88.1        85.7
                                       --------    --------    --------
Consolidated Total . . . . . . . . .   $2,029.8    $1,992.7    $1,724.1
                                       ========    ========    ========
- -----------------------------------------------------------------------

TOTAL ASSETS AT DECEMBER 31
- -----------------------------------------------------------------------
United States (1). . . . . . . . . .  $17,828.1    $5,736.6    $5,249.6
Canada and Latin
        America  . . . . . . . . . .      902.7       467.5       436.6
Europe and Africa. . . . . . . . . .    2,192.5     1,075.7     1,065.3
Asia and Australia . . . . . . . . .      751.5       407.6       389.9
                                       --------    --------    --------
Consolidated Total . . . . . . . . .  $21,674.8    $7,687.4    $7,141.4
                                       ========    ========    ========
- -----------------------------------------------------------------------

(1) Goodwill of approximately $8.5 billion related to the purchase of Cyanamid is included in these segments for 1994. The Company currently is performing an evaluation of the estimated fair values of the net assets acquired. This evaluation will be completed in 1995.

(2)  These segments include the special charge of $220,000,000 in 1992 (see
     Note 2).

(3)  Capital expenditures for 1992 include additions from businesses acquired.

(4)  Segments include the restructuring charge of $173,697,000 in 1994 (see
     Note 4).

Transactions between industry and geographic segments are not material. Foreign exchange adjustments, which were included in operating income before taxes in this note and in other (income) expense, net in the Consolidated Statements of Income on page 45, resulted in net charges to income of $35,694,000 in 1994, $55,475,000 in 1993 and $23,662,000 in 1992, principally in
the Canada and Latin America segment (see Note 9).




<PG$PCN>

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of American Home Products Corporation:

We have audited the accompanying consolidated balance sheets of American
Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, additional paid-in capital and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

        As discussed in Notes 5 and 10 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.


Arthur Andersen LLP
New York, N.Y.
January 23, 1995


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

        The Audit Committee of the Board of Directors, composed of non-employee directors, meets periodically with the external and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.

John R. Stafford                           Robert G. Blount
Chairman, President and                    Executive Vice President and
Chief Executive Officer                    Chief Financial Officer



<PG$PCN>

- ------------------------------------------------------------------------------
- -------------------------------------------
QUARTERLY FINANCIAL DATA

- ------------------------------------------------------------------------------
- -------------------------------------------
                                                First Quarter      Second
Quarter      Third Quarter       Fourth Quarter
(In thousands except per share amounts)                  1994
1994               1994                 1994
- ------------------------------------------------------------------------------
- -------------------------------------------
Net Sales  . . . . . . . . . . . . . . . . .       $2,144,045
$1,977,853         $2,258,525           $2,585,791
Gross Profit . . . . . . . . . . . . . . . .        1,486,580
1,349,958          1,523,522            1,810,573
Net Income . . . . . . . . . . . . . . . . .          415,800
299,981            412,985              399,488
Net Income per Common Share  . . . . . . . .       $     1.34          $
0.98         $     1.35           $     1.30
- ------------------------------------------------------------------------------
- -------------------------------------------
- ------------------------------------------------------------------------------
- -------------------------------------------
                                                First Quarter      Second
Quarter      Third Quarter       Fourth Quarter
                                                         1993
1993               1993                 1993
- ------------------------------------------------------------------------------
- -------------------------------------------
Net Sales  . . . . . . . . . . . . . . . . .       $2,111,015
$1,909,416         $2,168,116           $2,116,304
Gross Profit . . . . . . . . . . . . . . . .        1,450,423
1,258,745          1,455,053            1,416,728
Net Income . . . . . . . . . . . . . . . . .          401,509
287,490            397,553              382,748
Net Income per Common Share. . . . . . . . .       $     1.29          $
0.93         $     1.28           $     1.23
- ------------------------------------------------------------------------------
- -------------------------------------------



- ------------------------------------------------------------------------------
- -------------------------------------------
MARKET PRICES OF COMMON STOCK AND DIVIDENDS

                                                1994 RANGE OF PRICES*
             1993 Range of Prices*
- -----------------------------------------------------------------------------
      -----------------------------------
                                                                    DIVIDENDS
                                Dividends
                                            HIGH        LOW         PER SHARE
        High        Low         per Share
- ------------------------------------------------------------------------------
- -------------------------------------------
First Quarter . . . . . . . . . . . .     $65.75     $57.25             $0.73
      $68.00     $55.50             $0.71
Second Quarter. . . . . . . . . . . .      60.50      55.63              0.73
       69.00      62.38              0.71
Third Quarter . . . . . . . . . . . .      60.50      55.38              0.73
       65.75      58.38              0.71
Fourth Quarter. . . . . . . . . . . .      67.25      58.00              0.75
       65.38      58.88              0.73
- ------------------------------------------------------------------------------
- -------------------------------------------
</Table
* Prices are those of the New York Stock Exchange--Composite Transactions.






<PG$PCN>
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

        The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial
Statements
on pages 44 to 56.

RESULTS OF OPERATIONS

Net sales increased 8% to $9.0 billion in 1994 while net sales for 1993 increased 5% from 1992 levels. In the fourth quarter of 1994, the Company completed its acquisition of American Cyanamid Company (Cyanamid). Operating results for the fourth quarter and the 12 months ended December 31, 1994 reflect
Cyanamid's operating results and related acquisition interest expense and goodwill amortization for the month of December. Excluding the impact of Cyanamid, net sales for the year ended 1994 would have increased 4%.

        Net income and net income per share for 1994 increased 4% and 5%, respectively, above 1993 levels. The Cyanamid operating income for the month of
December was more than offset by acquisition-related interest expense and goodwill amortization and resulted in net dilution of four cents per share for the fourth quarter and the full year 1994. Excluding the effects of Cyanamid, net income and net income per share for 1994 would have increased 5% and 6%, respectively, over 1993. Net income and net income per share for 1993 increased
1% and 2%, respectively, above 1992 levels. The 1992 results include the cumulative effect of certain accounting changes and a charge for acquired research in connection with the acquisition of Genetics Institute, Inc.
Excluding the impact of the accounting changes and the charge for acquired research from 1992 results, net income and net income per share in 1993 increased 7% and 8%, respectively.

        The increase in worldwide net sales of 4%, exclusive of Cyanamid, is composed of unit volume growth of 2% and price increases of 2%. Foreign exchange
had less than a 1% effect on the Company's consolidated worldwide sales for
1994. The 1993 worldwide increase in net sales of 5% is composed of unit volume
growth of 3% with price increases of 4% being offset by unfavorable foreign exchange of 2%. Worldwide net sales of health care products increased 7% in
1994
and 5% in 1993. Food products sales increased 7% in 1994 and 8% in 1993.

        Worldwide pharmaceutical sales increased 9% in 1994 and 4% in 1993.
U.S.
pharmaceutical sales increased 5% in 1994 and 1993. When sales of Cyanamid and
Agri-Bio Corp. (which was sold in 1994) are excluded, U.S. pharmaceutical sales
would have increased 3% in 1994 due to unit volume growth. There was no pricing
impact on the Company's U.S. pharmaceutical business in 1994. The 1994 sales growth, exclusive of Cyanamid and Agri-Bio, was attributable to increased sales
of Premarin as well as cardiovascular, anti-inflammatory and oral contraceptive
products. Effexor, an antidepressant which was introduced in the United States in early 1994, also contributed to these sales increases. Offsetting these increases, in part, were lower sales of Norplant, Ativan and infant nutritional
products. The decline in Norplant sales was attributable to patient and health care provider concerns over use of the product, largely generated by adverse publicity associated with product liability lawsuits. The Company intends to vigorously defend the product and the lawsuits. Ativan sales continue to erode due to generic competition. Nutritional products sales declines reflect, in part, the Company's decision to refrain from bidding on certain state contracts
under which Women, Infants and Children (WIC) infant formula programs are awarded in an effort to improve the profitability of this product line. The
U.S.
pharmaceutical sales increase of 5% in 1993 was due to unit volume growth of
3%
and price increases of 2%. This growth was led by increases in Premarin and the
anti-inflammatory and veterinary products categories. Genetics Institute,
Inc.'s
recombinant antihemophilic




<PG$PCN>
factor (rhAHF) bulk product sales also contributed to this volume growth.

        International pharmaceutical sales increased 16% in 1994 and 2% in 1993.
Excluding the impact of Cyanamid, international pharmaceutical sales would have increased 9% in 1994 due to unit volume growth of 4% and price increases of 5%.
Foreign exchange had less than a 1% effect on 1994 international pharmaceutical sales. In 1993, the international pharmaceutical sales increase was due to unit volume growth of 4%, with price increases of 6% being more than offset by unfavorable foreign exchange of 8%. The sales increases for both 1994 and 1993 were driven by increased growth of infant nutritional and female health care products. The Company operates under governmental price controls in many of its more significant international markets, particularly in Europe.

        Worldwide consumer health care sales increased 3% in 1994 and 8% in 1993. Excluding the effects of Cyanamid, U.S. consumer health care sales would have decreased 1% in 1994. U.S. consumer health care price increases in 1994 of
4% were more than offset by the 5% decline in unit volumes, particularly in the cough/cold/allergy, family planning and asthma relief product lines. These decreases were partially offset by increased sales in 1994 of analgesics and lip care products. The sales increase in 1993 of 5% in the U.S. consumer health care business was due to price increases of 8% being offset, in part, by unit volume declines of 3%. Growth in 1993 in the cough/cold/allergy product line was more than offset by sales declines in the Company's analgesics products, particularly
Anacin. U.S. consumer health care sales continued to be unfavorably impacted in
1994 by the continued growth of private label brands, particularly in the analgesics and asthma categories. However, despite the introduction of new competitive products in the analgesics category in 1994 and increased competition from other branded and private label products, the Advil franchise continued to grow as sales increased 8% over 1993. The cough/cold/allergy product category, particularly the Robitussin, Dimetapp and Dristan product lines, was negatively impacted by the mild cold and flu season in the latter part of 1993 and early 1994. This trend is repeating itself as the 1994/1995 cold and flu season has again been mild. Sales decreased in the family planning category in 1994 as a result of lower sales of Today Sponge, which was voluntarily discontinued in early 1995. The discontinuation was due to new governmental manufacturing mandates which would require extensive resources that would make this product uneconomical.

        International consumer health care sales increased 10% in 1994 and 16% in 1993. Excluding the effects of Cyanamid, international consumer health care sales in 1994 would have increased 9%. This increase is attributable to unit volume growth of 3%, with price increases of 7% being slightly offset by unfavorable foreign exchange of 1%. The Company was able to increase prices in line with inflation and related currency devaluations in several Latin
American
markets in 1994 and 1993, particularly Brazil, which contributed to the sales gains for both the international consumer health care and pharmaceutical businesses. The 1994 increase is due primarily to increased sales of oral health care products and cough/cold products in certain Latin American countries. In
January 1995, the Company sold its oral health care business in South America for $1.04 billion. This business had sales of approximately $290 million in 1994. Excluding these sales, international consumer health care sales would have increased 6% in 1994. The 1993 increase of 16% was attributable to unit volume growth of 7%, price increases of 14% and unfavorable foreign exchange of 5%.
The
1993 increase was primarily due to growth in the oral health care product line, particularly in Argentina, and inflation-related price increases in Brazil.

        Sales of medical supplies and diagnostic products increased 4% in
1994.
Excluding the effects of Cyanamid and Corometrics Medical Systems, Inc. (which was sold in 1994), sales for this segment would have increased 6% in 1994 and
7%
in 1993 due to increases in sales of needles and syringes, tympanic thermometry
products and surgical devices. The 1994 increase was composed of unit volume increases of 5% and favorable foreign exchange of 1%. The 1993 increase was composed of unit volume growth of 6% being offset by a 1% decline in prices.
Competitive conditions in the hospital supply market continued to place significant pressure on prices in both 1994 and 1993.

        Sales of food products increased 7% in 1994 and 8% in 1993. The 1994 increase was attributable to a 6% volume increase and a 1% increase in price.
The 1994 sales growth was attributable primarily to PAM, Polaner and the newly introduced Sesame Street nutritional pasta line. In 1993, the increase was led by volume growth of 7%, principally as a result of the acquisition of M.
Polaner, Inc., with price





<PG$PCN>

increases contributing another 1% to the growth. The 1993 growth, in addition to the contribution from the Polaner acquisition, was led by increased sales of Crunch 'n Munch.

        Agricultural products is a new business segment of the Company as a result of the Cyanamid acquisition. This segment discovers, develops, manufactures and markets crop protection products on a worldwide basis. On a pro forma basis, this segment would have had $1.6 billion of sales in 1994. Sales in this segment are seasonal and are heavily concentrated in the first six months of the year. Therefore, performance in the first half of 1995 will not be indicative of the results to be expected for the full year 1995.

        The Company's 1994 operating results included a $174 million charge to record the costs of implementing certain restructuring programs primarily related to the U.S. pharmaceutical and consumer health care businesses and gains of approximately $76 million from the sale of Corometrics Medical Systems, Agri-Bio and the Company's former headquarters building. Also recorded was a reversal of certain tax reserves of approximately $64 million related to reserves that no longer were deemed necessary. In the aggregate, these items had no net impact on 1994 net income and earnings per share. In 1994, the restructuring program was initiated, and through year-end, there was approximately $10 million of cash outlays. Employees who will be impacted were notified, some of the distribution center closures were completed and the registration process to transfer certain production among the Company's U.S.
manufacturing facilities was initiated. The remaining portions of this restructuring program, as well as pre-acquisition Cyanamid restructuring programs, currently are being re-evaluated due to the integration of Cyanamid.
It is anticipated that even if the priorities of the restructuring programs are changed, all remaining restructuring program funds will be used in the integration.

        Excluding the impact of Cyanamid and of the items discussed in the preceding paragraph, income before tax increased 7% in 1994 and outpaced the 1994 sales growth of 4% primarily due to a reduction in cost of sales as a percentage of total sales, which decreased due to improved product mix, reductions in inventory losses and reduced royalties. Cost of goods sold in 1993, as a percentage of net sales, was consistent with prior year levels.

        Selling, administrative and general expenses, as a percentage of net sales, excluding the effects of Cyanamid, was comparable to 1993. This expense category was favorably impacted in 1994 by the reversal of certain litigation reserves that no longer were required. In 1993, this percentage decreased one percentage point from 1992 due primarily to decreases in media spending, particularly in the U.S. consumer health care segment.

        Research and development expense increased 23% in 1994 and 20% in 1993.
Excluding the effects of Cyanamid, the 1994 increase was 16%. Pharmaceutical research and development expense, as a percentage of worldwide pharmaceutical sales, exclusive of nutritional sales, was 13% and 14% in 1994 and 1993, respectively.

        As previously discussed, other (income) expense, net includes the gain on the sale of Corometrics Medical Systems, Agri-Bio and the Company's former headquarters building. Also included in other (income) expense, net, and offsetting these gains, was interest related to the Cyanamid acquisition.
Other
(income) expense, net in 1993 reflected reduced net interest income, which was caused primarily by the use of cash balances and of the proceeds from certain debt issuances for acquisitions and common share repurchases and, to a lesser extent, lower interest rates on invested funds.

        The effective tax rate decreased to 24.7% in 1994 from 26.3% in 1993 due primarily to the reversal of certain tax reserves as previously discussed.
Excluding this reduction and the impact related to the non-deductibility of goodwill amortization related to the Cyanamid acquisition, the effective tax rate for 1994 would have been 28%. The increase in rates between years is due to the reduced Section 936 tax benefits derived from the Company's manufacturing operations in Puerto Rico. The Company's effective tax rate is expected to increase to approximately 30% in 1995 due primarily to the non-deductibility of the Cyanamid goodwill amortization.

        While plans currently are well under way to implement the integration of
Cyanamid, the Company expects that the Cyanamid acquisition will be dilutive to
1995 earnings from operations. The gain on the sale of the South American oral health care business will be recognized in the first quarter of 1995.





<PG$PCN>

HEALTH CARE REFORM AND COMPETITION

In 1994, the effort to pass a U.S. health care reform bill was discontinued by the Congress. It is expected that an effort will be reinitiated in 1995 to make less comprehensive changes to the U.S. health care system. While the Company cannot predict with any certainty the nature of the potential reforms and the impact they may have on its domestic business, market forces are continuing to place pressures on pricing of pharmaceuticals and operating results. This trend is expected to continue throughout the remainder of 1995 and beyond. Moreover, it is expected that global market forces will continue to constrain price growth regardless of health care reform in the United States.

        The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its revenues or profits.
However,
Premarin, the Company's conjugated estrogens product, which has not had patent protection for many years, does contribute significantly to sales and, more significantly, to profits. In 1994, a generic drug company announced it had filed an Abbreviated New Drug Application with the U.S. Food and Drug
Administration (FDA)for one strength of conjugated estrogens tablet. The
Company
cannot predict the timing of FDA action on this application. While the introduction of generic competition ordinarily is expected to significantly impact the market for a brand name product, the extent of such impact on Premarin and related products cannot be predicted with certainty due to a number of factors, including the nature of the product and the introduction of new combination estrogen and progestin products in the Premarin family.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

The acquisition cost of $9.6 billion for Cyanamid was financed through the issuance of short-term commercial paper, which was supported by $10.0 billion of credit facilities established in 1994, and the use of the Company's general corporate funds. The credit facilities are composed of a $3.0 billion, five-year credit facility and a $7.0 billion, 364-day credit facility. In connection with the acquisition, the Company's commercial paper and long-term debt ratings were downgraded. In February 1995, the Company issued, under a $3.5 billion shelf registration statement, $1.0 billion of 7.70% notes due
February 2000 and $1.0 billion of 7.90% notes due February 2005. Net proceeds from these issuances were used to repay commercial paper. The notes are unsecured and unsubordinated and may not be redeemed prior to maturity. In connection with the $2.0 billion note issue, the Company terminated $2.0 billion of the interest rate swap agreements that previously had been entered into. The effect of terminating these swap agreements was deferred and will be amortized to interest expense over the five- and 10-year terms of the related notes.

        The acquisition-related financings are anticipated to be repaid not only with cash flows from operations but through the use of proceeds from the sale of certain assets, including approximately $900 million of net proceeds from the sale of the South American oral health care business.

        Cash flows from operations continued to be strong in 1994. These funds were used principally for dividend payments of $903 million, capital expenditures of $473 million and $314 million for common share repurchases.
Capital expenditures included the expansion of the Company's research and development facilities in New Jersey, New York and Pennsylvania, facilities expansion projects at Genetics Institute, Inc. and continued strategic investments in manufacturing/distribution facilities worldwide. In 1993, besides operating cash flows, proceeds from the issuance of $250 million of 30-year debentures were used primarily for dividend payments, common share repurchases, capital additions and certain other acquisitions, including Polaner. The
Company
believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's results of operations or financial position given the concentration of sales in the United
States. No single foreign currency accounted for more than 5% of 1994 worldwide sales.

        The Company has established aggressive objectives in order to reduce its current debt position, including, but not limited to, the sale of non-strategic assets. Synergies from the Cyanamid acquisition, which are targeted to begin in
1995, are expected to substantially increase operating cash flows. Therefore, management is confident that the cash flows from the combined businesses will be adequate to repay both the principal and interest on the acquisition financing without requiring the disposition of any significant strategic core businesses or assets and, further, to allow the Company to continue to fund its operations, pay dividends and maintain its ongoing programs of capital expenditures without restricting its ability to make further acquisitions as may be appropriate.






<PG$PCN>

 DIRECTORS AND OFFICERS

 BOARD OF DIRECTORS

 John R. Stafford(1)
 Chairman, President and
 Chief Executive Officer

 Clifford L. Alexander, Jr.
 President, Alexander & Associates, Inc.

 Frank A. Bennack, Jr.(1)
 President and Chief
 Executive Officer,
 The Hearst Corporation

*K. Roald Bergethon
 Educational Consultant

 Robert G. Blount(1)
 Executive Vice President

*John W. Culligan(1)
 Retired-Former Chairman
 of the Board

 Robin Chandler Duke
 National Chair, Population
 Action International

 John D. Feerick
 Dean, Fordham University
 School of Law

*Edwin A. Gee
 Retired-Former Chairman,
 International Paper Company

 Fred Hassan
 Senior Vice President

 John P. Mascotte
 Chairman and Chief Executive Officer,
 The Continental Corporation

 Mary Lake Polan, M.D., Ph.D.
 Chairman, Department of OB/GYN
 Stanford University School of Medicine

*Robert W. Sarnoff
 Director/Consultant

 John R. Torell III
 Chairman,
 Torell Management Inc.

 William Wrigley
 President and Chief
 Executive Officer,
 Wm. Wrigley Jr. Company


 DIRECTOR EMERITUS

 William F. Laporte
 Retired-Former Chairman of
 the Board


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

 Louis L. Hoynes, Jr.(2,3)
 Senior Vice President and
 General Counsel

 John B. Adams
 Vice President-Corporate Development

 Thomas G. Cavanagh
 Vice President-Investor Relations

 John R. Considine(2,3)
 Vice President-Finance

 E. Thomas Corcoran(2,3)
 Vice President

 Paul M. Heinrich
 Vice President-Engineering

 Leo C. Jardot
 Vice President-Government Relations

 Gerald A. Jibilian
 Vice President and Associate
 General Counsel

 Rene R. Lewin(2)
 Vice President-Human Resources

 David Lilley(2,3)
 Vice President

 William J. Murray(2,3)
 Vice President

 Thomas M. Nee(2)
 Vice President-Taxes

 Edward A. Schefer
 Vice President-Management
 Information Systems

 Steven A. Tasher
 Vice President-Environmental Affairs
 and Associate General Counsel-Environment

 Carol G. Emerling
 Secretary

 Roxanne E. Parker
 Treasurer

 Charles P. Slacik
 Comptroller


 PRINCIPAL DIVISION AND
 SUBSIDIARY OFFICERS

 Acufex Microsurgical Inc.
 James R. Stitt, President

 American Home Food Products, Inc.
 Charles E. LaRosa,(3) President

 Cyanamid Agricultural Products
 Howard L. Minigh, Ph.D., President

 Cyanamid Agricultural Products Research
 Mark W. Atwood, Ph.D., President

 Cyanamid International Agricultural Products
 Marco A. Fonseca, President

 Cyanamid Latin America
 Agricultural Products
 Ken Bakshi, Vice President

 Davis & Geck
 Jeffrey P. Ashpitz, President

 Fort Dodge Laboratories
 E. Thomas Corcoran,(2,3)
 Vice President, AHPC

 Genetics Institute, Inc.**
 Gabriel Schmergel, President and
 Chief Executive Officer

 Immunex Corporation**
 Edward V. Fritzky, Chairman and
 Chief Executive Officer

 Quinton Instrument Company
 Anthony G. Perri, President

 Sherwood Medical Company
 David A. Low,(3) President

 Specialty Pharmaceuticals Division
 David Strunce, President

 Storz Instrument Company
 Robert H. Blankemeyer, President

 Symbiosis Corp.
 Kevin W. Smith, President

 Whitehall International, Inc.
 Jean-Claude Leroux,(3) President

 Whitehall-Robins Healthcare
 Terrence L. Stecz,(3) President

 Wyeth-Ayerst International, Inc.
 David M. Olivier,(3) President

 Wyeth-Ayerst Laboratories
 Robert Essner,(3) President

 Wyeth-Ayerst Research
 Robert I. Levy, M.D.,(3) President

(1) Executive Committee

(2) Finance Committee

(3) Operations Committee

  * Not a candidate for re-election to the Board of Directors

 ** AHP is majority owner




<PG$PCN>
CORPORATE DATA

INDEPENDENT AUDITORS
Arthur Andersen LLP

TRANSFER AGENT AND REGISTRAR
Chemical Bank
450 West 33rd Street
New York, NY 10001

EXECUTIVE OFFICES
American Home Products
Corporation
Five Giralda Farms
Madison, NJ 07940

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on April 26, 1995, in
Whippany,
New Jersey.

FORM 10-K
A copy of the Company's Form 10-K Annual Report to the Securities and Exchange

Commission may be obtained by any shareholder without charge upon request to:
American Home Products Corporation
Treasurer's Department
Five Giralda Farms
Madison, NJ 07940
(201) 660-6936


MASTER INVESTMENT PLAN
The plan provides shareholders with the opportunity to automatically reinvest dividends or to make cash purchases of additional shares of the Company's common stock. Inquiries should be directed to:
Chemical Bank
Dividend Reinvestment Department
J.A.F. Building
P.O. Box 3069
New York, NY 10116-3069
Shareholder Relations
(800) 565-2067

POLICY ON HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION
A copy of the Company's "Policy on Health, Safety and Environmental
Protection"
may be obtained upon written request to:
American Home Products Corporation
Department of Environment and Safety
Five Giralda Farms
Madison, NJ 07940

Product designations appearing in differentiated type are trademarks.

[LOGO]  Pages 41-64 are printed on recycled paper.




