Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN HOME PRODUCTS CORP
filed 1996-03-27
CIK 5187

Exhibit 13

[PHOTO]

[LOGO]

American Home Products Corporation

1995 Annual Report


American Home Products Corporation

1995 Annual Report

Special Report:
Growth through Innovation

American Home Products Corporation

[LOGO]

American Home Products Corporation is a global leader in discovering and commercializing innovative, cost-effective health care and agricultural products that contribute to the quality of life for millions of people.

         We are at the leading edge of medical science, focusing one of the largest scientific discovery and clinical programs in our industry on finding breakthrough therapies for some of the most serious health problems.

         Our Company's broad, growing lines of prescription drugs, vaccines, nutritionals, over-the-counter medications and medical devices benefit health care worldwide. We are at the forefront of developing, manufacturing and marketing crop protection and animal health care products. AHP also is known for quality food brands in the United States and Canada.

         In 1995, the Company achieved record sales and earnings, and the dividend was increased for the 44th consecutive year.


Pharmaceuticals        56%
Consumer Health Care   15%
Agricultural Products  14%
Medical Devices         9%
Food Products           6%

[CHART]

Net Sales by Segment


         Contents:
  2      Chairman's Report to Shareholders
  5      Special Report: Growth through Innovation
 12      Pharmaceutical Products Pipeline
 14      Review of Operations
 27      Principal Products - United States
 28      Financial Section
 50      Principal Officers
 50      Corporate Data
IBC      Board of Directors

         Cover:

         Susan Christman, Associate Chemist,
         Wyeth-Ayerst Research, Princeton,
         New Jersey.

              Wyeth-Ayerst's three-dimensional
         molecular modeling system allows optimal visualization of the molecular structure of new drug candidates.

Financial Highlights

Years Ended December 31,                                     1995          1994*
--------------------------------------------------------------------------------
(In thousands except per share amounts)
Net sales . . . . . . . . . . . . . . . . . . . .     $13,376,089     $8,966,214
Net income  . . . . . . . . . . . . . . . . . . .       1,680,418      1,528,254
Net income per common share . . . . . . . . . . .            5.42           4.97
Dividends per common share  . . . . . . . . . . .            3.02           2.94
Working capital . . . . . . . . . . . . . . . . .       3,429,889      3,203,160
Shareholders' equity  . . . . . . . . . . . . . .       5,542,998      4,254,101
--------------------------------------------------------------------------------

* The 1994 information reflects the acquisition of American Cyanamid Company, effective December 1, 1994.

[CHART]
Earnings per Share

[CHART]
Dividends per Share

[CHART]
Net Sales

[CHART]
Net Income

Net income in 1987 excludes a provision related to Dalkon Shield claims of $1.75 billion recorded by A.H. Robins Company, Incorporated prior to its acquisition by the Company in 1989.

Chairman's Report to Shareholders

         I am pleased to report that 1995 was a year of considerable achievement for American Home Products Corporation. The integration of American Cyanamid neared completion, significantly strengthening American Home Products' health care businesses and signaling the successful transition of our Company into a stronger, research-based organization with an enhanced presence in important international markets and a major crop protection business. The continued expansion of our global franchise and good results for many major products outside the United States - where more than 40% of total sales were recorded - sustained our growth even as we experienced lower sales contributions from some of our key domestic businesses. Further, the combination of AHP and Cyanamid provided significant cost savings that will fuel our profits and give us the flexibility to capitalize on opportunities.

         Since August 1994, when we initiated our efforts to acquire American Cyanamid Company, our stock price has grown to its recent all-time high, an increase of approximately 80%. In January 1996, we announced the Board of Directors' approval of a two-for-one split in the Company's common stock, subject to stockholder approval of an increase in the number of authorized shares from 600,000,000 to 1,200,000,000. Upon approval, the record date for stockholders entitled to receive such shares is April 24, 1996.

         In 1995, we reported increased sales and earnings, and the dividend increased for the 44th consecutive year. Reported net sales increased 49% to $13.4 billion. On a pro forma basis after adjusting for the Cyanamid acquisition and other businesses sold or purchased in 1994 and 1995, the increase was 4%.

         Reported earnings and earnings per share in 1995 were $1.68 billion and $5.42, respectively, compared with $1.53 billion and $4.97, respectively, for 1994. The 1995 results include an after-tax gain of $623.9 million related to the sale of the oral health care business in South America and charges of $425.5 million covering restructuring, environmental and other special charges. Excluding these items, net income and earnings per share were $1.48 billion and $4.78, respectively, for 1995.

         These results are consistent with our projections that 1995 earnings would be slightly behind 1994 due to the fact that initial dilution resulting from goodwill amortization and interest expense would exceed Cyanamid's income contribution. This dilution was greatly mitigated in 1995 by significant cost savings as we consolidated operations. In 1996, we expect additional incremental savings and higher sales that will result in a substantial increase in earnings over 1995.


Pharmaceutical Research and Development

We invested more than $1.35 billion in R&D in 1995, of which $1.1 billion was targeted for pharmaceutical research. This level of commitment puts AHP in the top tier of the world's pharmaceutical companies and underscores our determination to achieve growth through product innovation.

         Our R&D investment shows much promise with a pipeline which now includes more than 50 potential new pharmaceutical products in clinical development or on file with the U.S. Food and Drug Administration (FDA). Several New Drug Applications (NDA) are awaiting FDA approval, and there are numerous candidates in Phase III and Phase II clinical trials. The majority of these products have opportunities in markets around the world. Pages 12 and 13 of this report highlight some of the most promising new products in our pipeline.

         Importantly, our R&D shows strength across the spectrum of scientific discovery, from Wyeth-Ayerst's synthetic chemical-based research to the emerging field of biotechnology. Further, our extensive resources are focused on major, growing areas of medical therapy such as women's health, cardiovascular and metabolic disease, immuno-inflammatory disease, central nervous system disorders, vaccines and oncology.

         We continue to supplement our R&D by aggressively seeking alliances through licensing and co-development programs. Included among our recent collaborations is an agreement with Roussel Uclaf to jointly develop Trimegestone, a progestin for hormone replacement therapy and contraception.


Ethical Pharmaceuticals

We continued to build our pharmaceutical franchise worldwide, introducing new products, expanding sales for established lines in many markets and gaining registration approvals in numerous countries. Pharmaceutical sales were up on a worldwide basis but decreased slightly in the United States due in large part to our decision to change the timing of certain trade incentives on Wyeth-Ayerst products. The lower inventory that now is held by the trade will benefit our sales in 1996.

         Wyeth-Ayerst is making excellent progress in bringing to medical practitioners and patients new, breakthrough

[PHOTO]
John R. Stafford    Chairman, President and Chief Executive Officer


therapies. A highlight in 1995 was the FDA's approval of Cordarone I.V., which is indicated for the treatment of life-threatening ventricular arrhythmia. Cordarone now is the only approved Class III antiarrhythmic product available in oral and intravenous forms.

         In January 1996, Wyeth-Ayerst introduced single tablet Prempro and Premphase in the United States. These are the first estrogen and progestin products to provide one-tablet per day dosing for prevention of osteoporosis and relief of menopausal symptoms.

         Also in January, we received marketing clearance for Naprelan, licensed from Elan Corporation, and RespiGam. Naprelan is the first prescription product to offer convenient, once-a-day dosing of naproxen sodium, a medication long considered a standard in arthritis treatment. RespiGam, which will be co-promoted with MedImmune, is the first product to protect high-risk infants against the worst effects of respiratory syncytial virus, the leading cause of pneumonia and bronchiolitis in infants.

         We expect to receive several other U.S. marketing approvals in 1996. Redux, co-marketed with Interneuron Pharmaceuticals, is expected to be indicated for the long-term treatment of obesity. This product was recommended for approval by the FDA's Endocrinologic & Metabolic Drugs Advisory Committee in 1995. Sales potential will be influenced by the product's labeling, which is under discussion with the FDA. In 1995, Lodine, a non-steroidal anti-inflammatory drug, received an approvable letter for the additional indication of rheumatoid arthritis. Duract is a non-narcotic analgesic developed for management of pain. Normiflo is a low molecular-weight heparin for prevention of venous thromboembolic disease in orthopedic surgery patients.


Consumer Health Care

Whitehall-Robins Healthcare, which now includes Lederle Consumer Products, is one of the world's leading OTC health care companies. Whitehall-Robins sales increased internationally while U.S. sales remained even versus the prior year. Of interest, marketing programs initiated in the fourth quarter of 1994, while resulting in lower U.S. factory sales of Advil during 1995, have enabled us to increase U.S. consumer sales and improve market share for this important analgesic in the face of major new competition.

         Our consumer health care business is well-positioned to sustain strong growth in the future. We have brands with leading market positions internationally, and in many major OTC categories in the United States. We are at the forefront of converting major ethical pharmaceuticals to OTC status in the United States - an initiative that benefits significantly from our strengths in the prescription and OTC businesses. In November, Whitehall-Robins launched Orudis KT, the OTC version of the prescription ketoprofen pain reliever Orudis, which has been marketed by Wyeth-Ayerst since 1986. In September, an NDA for an OTC version of the H2 antagonist Axid, licensed from Eli Lilly, was unanimously recommended for approval by the FDA's Non-Prescription Drugs and Gastrointestinal Drugs Advisory Committees. Upon approval, OTC Axid will compete in the rapidly expanding non-prescription acid-reducer/antacid category. Whitehall-Robins also expects approval in 1996 to switch Children's Advil Suspension, a Wyeth-Ayerst prescription product, to OTC status.


Agricultural Products

Cyanamid Agricultural Products is another business being driven by innovative R&D. The Company, which ranks among the leaders in agricultural products sales worldwide, achieved broad and significant growth in 1995.

         Cyanamid is at the leading edge of new product development in two of the key global crop protection markets: herbicides and insecticides. The Company's major herbicides are formulated with a unique class of chemical compounds that are essentially safe to wildlife and are effective at low application rates. In 1995, Cyanamid introduced a novel insecticide product in the United States that has proved to be highly effective against insects that are resistant to other insecticides.

Medical Devices

The introduction of new products that improve productivity and cost-efficiency in clinical facilities, coupled with continued growth internationally, resulted in increased worldwide sales for our medical devices business. Davis & Geck, a leading wound closure company obtained in the Cyanamid acquisition, was merged with Sherwood Medical in September 1995. The new company, Sherwood-Davis & Geck, is one of the world's leading manufacturers and marketers of specialized medical devices.


Animal Health Care

On a pro forma basis, strong gains were recorded internationally for Fort Dodge Animal Health, but domestic sales declined primarily due to competition from new products. The research and development entities of Fort Dodge and Cyanamid were merged in 1995 to focus on new technologies for animal pharmaceutical and biological products.


Food Products

Sales were down significantly in our North American food products business. We have moved quickly to regain momentum for American Home Food Products, addressing problems related to excess inventories, trade incentive programs and operating costs as well as increased competition. We expect that these changes, as well as an increased emphasis on consumer advertising, will restore the growth of our leading food brands.


Changes in Management

Robert G. Blount was named Senior Executive Vice President. In addition to his existing responsibilities as chief financial officer, Mr. Blount now oversees our worldwide agricultural and animal health products businesses.

         Fred Hassan was named Executive Vice President. He had been senior vice president responsible for AHP's global pharmaceutical business. In his new position, Mr. Hassan is responsible for our global pharmaceutical and medical devices businesses.

         William J. Murray was named Senior Vice President, responsible for our global agricultural products and worldwide animal health products businesses.

         In January 1996, David M. Olivier was named Senior Vice President, responsible for the worldwide non-prescription drug business of Whitehall-Robins. Bernard Poussot was named President, Wyeth-Ayerst International, replacing Mr. Olivier. Jack M. O'Connor was elected Treasurer, American Home Products Corporation.

         Paul J. Jones was elected Vice President and Comptroller, American Home Products Corporation, and Kenneth J. Martin was named President of American Home Food Products.


Outlook for 1996 and Beyond

The acquisition of American Cyanamid and its integration into AHP have been two of the most significant events in the history of our Company. We are moving forward as a larger, more streamlined organization with the market presence, broad product franchise, R&D programs, organizational structure and financial strength to act quickly and decisively to capitalize on opportunities on a global scale.

         Our growth strategies are directed in large part at achieving several principal objectives: accelerated earnings-per-share growth and increased market share in our categories; the development of innovative products that become market leaders by contributing to the well-being of people worldwide; and the strengthening of our Company in ways that continue to be reflected in shareholder value.

         All of the successes outlined in this report have stemmed from the skill and dedication of our employees. On behalf of the Board of Directors, whose support in this year of transition has been invaluable, I would like to thank our employees throughout the world for their past efforts and express our enthusiasm about working with them in the future. Together, I am confident that we can take the actions necessary to continue to build shareholder value.

/s/ John R. Stafford
--------------------
John R. Stafford
Chairman, President and Chief Executive Officer

March 5, 1996

Growth through innovation

American Home Products Corporation is dedicated to building global leadership in its highly competitive markets through an expanding portfolio of innovative health care and crop protection products that help improve the quality of life worldwide.

         AHP's commitment to product innovation is supported by one of the largest research and development efforts in the industry. During 1995, AHP invested nearly $1.4 billion in R&D.

         Wyeth-Ayerst Research is focused on advancing medical therapy in areas of critical need, including: women's health, cardiovascular and metabolic diseases, central nervous system disorders, infectious disease, immuno-inflammatory disease and oncology. Wyeth-Lederle Vaccines and Pediatrics is a leader in the development of novel childhood and adult vaccines. Genetics Institute, Inc. and Immunex Corporation, companies in which AHP has majority ownership, have demonstrated success in using biotechnology and genetic engineering to discover and develop breakthrough therapies for a range of health problems. Expertise in switching products from prescription to over-the-counter status is enabling Whitehall-Robins to broaden self-medication options for consumers. Research at Cyanamid is generating unique products that are enhancing global agriculture.

         In this special section, products recently introduced to the marketplace or in late stages of development are profiled to exemplify how innovation is fueling near-term growth in AHP's core businesses worldwide.


Research &
Development Spending
[CHART]

[PHOTO]
Researchers at Wyeth-Ayerst's Research Center in Pearl River, New York, enjoy a bright and spacious working environment in their new, state-of-the-art Chemical Research Laboratory, which was dedicated in September 1995.

Women's Health Care

[PHOTO]
Diane Pryde is a former fashion model and a principal in Model Image, an image consulting company in Chicago. Ms. Pryde began using Premarin about four years ago and feels that single tablet Prempro will make it even easier to maintain her very active and dynamic lifestyle.

Wyeth-Ayerst is at the forefront of women's health care worldwide, leading the way in product sales, product innovation, research and clinical studies, and educational and informational initiatives. Underscoring this singular commitment is the Women's Health Research Institute - the first U.S. research facility devoted exclusively to finding new pharmaceutical options to improve women's health.

A milestone was achieved in hormone replacement therapy in January 1996 when Wyeth-Ayerst introduced single tablet Prempro and Premphase (conjugated estrogens/medroxyprogesterone acetate), the next generation of therapies in the Premarin (conjugated estrogens) family. These products provide the more than 4.5 million postmenopausal women in the United States who use estrogen and progestin an opportunity for the first time to take just one tablet each day for prevention of osteoporosis and relief of menopausal symptoms.

         Prempro tablets, protected by U.S. and foreign patents, are being used in the Heart and Estrogen-Progestin Replacement Study (HERS), a $40 million clinical trial involving 2,700 patients that is being conducted and funded by Wyeth-Ayerst in the United States. HERS is the largest clinical study ever undertaken to examine the role of hormone replacement therapy in protecting against coronary heart disease events in postmenopausal women with existing coronary heart disease.

[PHOTO]
James H. Pickar, M.D., Senior Director of Clinical Research at Wyeth-Ayerst Research. Dr. Pickar and the Menopause Study Group that he directed were responsible for the research and clinical initiatives that resulted in the approval and marketing of Prempro and Premphase. The safety and efficacy profile of these therapies was confirmed in the largest prospective hormone replacement study ever conducted.

Cardiovascular Therapy

A major contribution to the treatment of heart disease is made by Wyeth-Ayerst's extensive, growing line of cardiovascular products.

         The introduction of Cordarone I.V. (amiodarone HCl) in 1995 represents a significant addition to the therapeutic options for life-threatening ventricular arrhythmias, one of the most serious of cardiac emergencies. This intravenous formulation builds on the well-established value of oral
Cordarone - which is not appropriate for emergency administration - by providing prompt antiarrhythmic action.

         The results of two ongoing studies could earn Cordarone I.V. a place on the Advanced Cardiac Life Support Guidelines, which is followed by emergency personnel in treating patients with out-of-hospital cardiac arrest.

         Tasosartan, an angiotensin II receptor antagonist, is being developed for the treatment of hypertension. This compound, which entered Phase III trials during 1995, effectively controls blood pressure with once-daily dosing and is well-tolerated by patients. A New Drug Application is planned in 1996 for tasosartan.

[PHOTO]
Gil Rose, M.D., Director of Clinical Research at Wyeth-Ayerst Research. The Cordarone I.V. project team, led by Dr. Rose, faced complex challenges in designing, undertaking and interpreting clinical trial data within the acute cardiac care setting. These trials were critical to obtaining market clearance for this important new antiarrhythmic therapy.

[PHOTO]
George S. Groman, M.D., of Columbia, Maryland, was among the first cardiologists in the United States to use Cordarone I.V. At Dr. Groman's request, Wyeth-Ayerst rushed the new product to him, on an emergency basis, virtually within hours of its commercial release. By administering Cordarone I.V., Dr. Groman was able to restore his patient's cardiac rhythm and achieve vascular stabilization.

Biotechnology

[PHOTO]
Recombinant Factor IX may provide persons with Hemophilia B - such as 12-year-old Gregory Price (above) of Falls Church, Virginia, who is participating in Genetics Institute's Phase III clinical trials - with an alternative to plasma-derived clotting factors and their associated risks.


Genetics Institute, Inc. is focused on developing portfolios of genetically engineered human proteins and small molecules for use in treating a wide range of health problems. Recombinant hemophilia therapy is one of the areas in which Genetics Institute is a leader.

         In 1995, Phase III clinical trials were begun for recombinant Factor IX (rFIX), a blood-clotting protein that represents a potential breakthrough in the treatment of patients with Hemophilia B. Also known as Christmas disease, Hemophilia B is a blood-coagulation disorder caused by an inability to produce Factor IX. The condition can result in severe, uncontrollable bleeding and crippling joint destruction.

         People with Hemophilia B currently are treated with clotting factor products that are derived from human plasma. rFIX, manufactured and formulated without the use of animal- or human-derived proteins, eliminates the risk of viral contamination. Its supply is not dependent on blood donors.

         The progress of rFIX builds on the success of Genetics Institute's recombinant Factor VIII, the first protein-based therapy to reach patients with Hemophilia A, a bleeding disorder.

[PHOTO]
John B. Edwards, Recombinant Factor IX Project Director. More than 400 scientists, engineers, clinicians and support personnel at Genetics Institute are members of the team - led by Mr. Edwards - responsible for global commercialization of recombinant Factor IX.

Vaccines

Wyeth-Ayerst, through its business group Wyeth-Lederle Vaccines and Pediatrics, is placing increased emphasis on infant and adult vaccines for global use, especially in developing countries where young children are still at significant risk of deadly diseases.

         Wyeth-Ayerst's research is focused on respiratory and gastrointestinal tract infection, sexually transmitted disease and novel vaccine delivery methodologies. A vaccine to prevent rotavirus infections in infants has been the subject of research activity for several years.

         Rotavirus is a leading cause of the most severe cases of acute infantile gastroenteritis, a disease that claims nearly 1 million lives each year. Diarrheal diseases are an important cause of morbidity in infants and young children worldwide and a leading cause of mortality.

         In the United States alone, the disease results in more than 3 million cases per year with 70,000 hospitalizations and over 100 deaths in infants and young children. In Asia, Latin America and Africa, the impact of this disease is enormous. The significant medical and economic costs which result may be vaccine preventable.

         In 1996, Wyeth-Ayerst plans to file a Product License Application for Rotashield, an orally administered rotavirus vaccine tested in concert with the World Health Organization and European government health agencies. Rotashield will be available under the trademark Rotamune outside the United States.

         In clinical trials, vaccinated infants have shown an 80% decrease in severe diarrheal episodes and have tolerated the vaccine well. The vaccine's effectiveness against diarrheal illnesses requiring medical intervention was more than 80%, and was even greater against dehydration due to rotavirus.

[PHOTO]
Edward Zito, Ph.D., Associate Director of Clinical Research and Development at Wyeth-Lederle Vaccines and Pediatrics. To date, more than 9,000 subjects worldwide have been studied in clinical trials for Rotashield. Dr. Zito plays a key role in the coordination of activities at the field clinical test sites with Wyeth-Ayerst research professionals and government health officials and in the handling and analysis of trial data.

[PHOTO]
Raymond Reid, M.D. - shown here with clinical field worker Carmelita Leonard and several patients - supervised the rotavirus vaccine clinical trials at the Johns Hopkins Clinic in Fort Defiance, Arizona.

Consumer Health Care

[PHOTO]
Ed LeCert (right), team trainer for the Boston Celtics, recommends Orudis KT for minor sprains and strains. Arnold Scheller, M.D., the Celtics team physician, is a well-known orthopedist who has prescribed Orudis for many years. Dr. Scheller is pleased that he now can offer his patients a convenient OTC alternative.


Underscoring the deep commitment of Whitehall-Robins Healthcare to deliver new, cost-effective products to the consumer by switching from prescription to OTC status was the 1995 introduction of Orudis KT (ketoprofen) and the anticipated 1996 approval of OTC Axid (nizatidine).

         Orudis KT provides consumers with a new choice for OTC pain relief and gives Whitehall-Robins a major opportunity to expand its position as a leader in the $2.4 billion U.S. OTC analgesic category. The heritage of Orudis KT dates back to 1986 when the prescription formulation was successfully introduced by Wyeth-Ayerst. Prior to its recent introduction as an OTC product, more than 18 million Orudis prescriptions had been written and nearly a billion tablets sold.

         An OTC version of Axid, an H2 antagonist for the prevention of heartburn, acid indigestion and sour stomach, was unanimously recommended for approval by the U.S. Food and Drug Administration's (FDA) Non-Prescription Drugs and Gastrointestinal Drugs Advisory Committees in 1995. Whitehall-Robins is working with the FDA to obtain final approval and expects to market this product in 1996 under a licensing agreement with Eli Lilly and Company.

         With a favorable safety profile and fast onset of action, OTC Axid is well-suited to compete in the growing OTC acid reducer/antacid category, which is projected to exceed sales of $1 billion on an annual basis.


[PHOTO]
Jamie Greene, Ph.D., Senior Director of Clinical Research at Whitehall-Robins. Dr. Greene led the clinical research team that developed Orudis KT. The successful switch program for this important new OTC analgesic involved defining the optimal dosing regimen and conducting efficacy and safety studies that led to FDA approval.

Agricultural Products

The world's food production system is challenged to support the needs of a global population that is expected to grow from less than 6 billion to more than 8 billion in the next 30 years. Cyanamid is responding with innovative products that are setting new standards for effectiveness and safety for users and for the environment.

         Herbicides are the largest business for Cyanamid, and its key products are from the imidazolinone family.

         Imidazolinones, which are essentially non-toxic to wildlife and other non-target species, also are effective at low application rates under a variety of agricultural practices. This has made for widespread acceptance of imidazolinone products in weed control worldwide.

         The pyrrole family of compounds represents a new major insecticide class for controlling insects that infest a wide variety of crops. The pyrroles have proved to be effective even where resistance to current insecticides exists.

         The first of the pyrrole insecticides, Pirate (chlorfenapyr), was sold in several U.S. states in 1995 under an emergency exemption for use on cotton and is marketed internationally. Pirate cotton insecticide and Alert, the formulation for fruits, vegetables and citrus, currently are under review for registration in the United States.

         Like the imidazolinones, the pyrroles have excellent prospects for becoming major global franchises.

[PHOTO]
Jody Furch, Research Chemist in Cyanamid's Agricultural Products Research Division. Jody Furch contributed to the synthesis of the breakthrough pyrrole compound used in Pirate. This compound is extremely effective against insects and mites. Mr. Furch also is co-inventor of a process that has allowed Cyanamid to prepare commercial quantities of pyrrole insecticides.

[PHOTO]
Mike Brunetti, a cotton producer in Jonesville, Louisiana, found that certain insects were resistant to his usual insecticides. In 1995, Mr. Brunetti used Pirate, which was available in certain states under an emergency exemption. He had excellent results and looks forward to EPA approval of this novel insecticide.

Pharmaceutical Products Pipeline

More than 50 potential new pharmaceutical products are in clinical development at American Home Products. Certain of the most promising projects that are in Phase II and beyond are detailed below.

         We expect that many of the therapies, indications, dosage forms and vaccines in our pipeline will be made available to the medical community and patients within the next few years. More than half of these major clinical projects are either under review by regulatory authorities for marketing approval or are in advanced Phase III clinical development - the final step before a New Drug Application (NDA) is submitted. The majority of these products have significant potential in markets worldwide.

A        Approved
NDA      NDA filed
PLA      PLA amendment filed
III      Phase 3
II       Phase 2

x United States    / / International   /x/ Worldwide

                                                                                                                   NDA
                                                                                                                   ---
Product Name                     Description / Indication                                           Status   A     PLA    III    II
-----------------------------------------------------------------------------------------------------------------------------------
Lodine(R) XL                     Once-a-day dosing for osteoarthritis, rheumatoid arthritis
                                 and management of chronic pain                                             / /     x
-----------------------------------------------------------------------------------------------------------------------------------
Zosyn(R)                         Nosocomial pneumonia (additional indication)                               / /     x
-----------------------------------------------------------------------------------------------------------------------------------
Duract(TM)                       Analgesia for acute and chronic pain (including primary
                                 dysmenorrhea)                                                                      x
-----------------------------------------------------------------------------------------------------------------------------------
Normiflo(TM)                     Prophylaxis of DVT and PE in knee surgery                                          x
-----------------------------------------------------------------------------------------------------------------------------------
Redux(TM)                        Long-term treatment of obesity in patients on a reduced calorie diet               x
-----------------------------------------------------------------------------------------------------------------------------------
Lyrelle(R) Patch                 Estrogen replacement therapy for treatment of vasomotor symptoms
                                 related to menopause                                                              / /
-----------------------------------------------------------------------------------------------------------------------------------
Leukine(R)                                                                                                          a     b,d    c
(Immunex)                      a Prophylaxis of neutropenia resulting from chemotherapy                             x      x     x
                               b Prevention of post-operative infection
                               c Reduction of infection in HIV
                               d Neonatal infection
-----------------------------------------------------------------------------------------------------------------------------------
Alredase(R)                      Adjunct to insulin/oral hypoglycemic agents for prevention/treatment
                                 of diabetic complications                                                  / /            x
-----------------------------------------------------------------------------------------------------------------------------------
Harmonet(R)                      Lower dose estrogen with benefits of the progestin gestodene               / /            x
-----------------------------------------------------------------------------------------------------------------------------------
Tri-Minulet(R)/Minulet(R)        Oral contraceptives containing the progestin gestodene                     / /            x
-----------------------------------------------------------------------------------------------------------------------------------
Acel-Imune(R)                    Prophylaxis vs. D,T and P for children up to 7 years old
                                 (acellular pertussis component)                                                          /x/
-----------------------------------------------------------------------------------------------------------------------------------
Effexor(R)XR                     Once-a-day dosing alternative for Effexor(R) antidepressant                              /x/
-----------------------------------------------------------------------------------------------------------------------------------
Recombinant Factor IX
(Genetics Institute)             Hemophilia B; blood-clotting factor                                                      /x/
-----------------------------------------------------------------------------------------------------------------------------------
Gestodene/EE                     Lowest-dose estrogen/progestin oral contraceptive                                        / /
-----------------------------------------------------------------------------------------------------------------------------------
Levonorgestrel/EE                Lowest available estrogen dose with the progestin levonorgestrel                         /x/
-----------------------------------------------------------------------------------------------------------------------------------
Neumega(TM)rhIL-11
(Genetics Institute)             Chemotherapy-induced thrombocytopenia and epithelial protection                          /x/
-----------------------------------------------------------------------------------------------------------------------------------
Pneumococcal Conjugate Vaccine   Prophylaxis against pneumococcal systemic disease                                        /x/
-----------------------------------------------------------------------------------------------------------------------------------
Prempro(TM)                      Secondary prevention of cardiovascular disease                                           /x/
-----------------------------------------------------------------------------------------------------------------------------------

x United States    / / International   /x/ Worldwide

                                                                                                                   NDA
                                                                                                                   ---
Product Name                     Description / Indication                                           Status   A     PLA    III    II
-----------------------------------------------------------------------------------------------------------------------------------
Rotashield(TM)/Rotamune(TM)      Orally administered vaccine to prevent rotaviral gastroenteritis
                                 in infants                                                                               /x/
-----------------------------------------------------------------------------------------------------------------------------------
Tasosartan                       Once-a-day A-II antagonist anti-hypertensive with improved side
                                 effects and compliance                                                                   /x/
-----------------------------------------------------------------------------------------------------------------------------------
Tasosartan/HCTZ                  Once-a-day A-II antagonist anti-hypertensive/diuretic with improved
                                 side effects and compliance                                                              /x/
-----------------------------------------------------------------------------------------------------------------------------------
DTaP-HibTITER(R)                 Prophylaxis vs. D,T, P and Haemophilus influenzae b diseases
                                 (acellular pertussis component)                                                          /x/
-----------------------------------------------------------------------------------------------------------------------------------
Trimegestone/17B-estradiol       Treatment of vasomotor symptoms and prevention of osteoporosis
                                 with endometrial protection                                                              / /
-----------------------------------------------------------------------------------------------------------------------------------
Zaleplon                         Non-benzodiazepine sedative/hypnotic for the treatment of general
                                 insomnia                                                                                 /x/
-----------------------------------------------------------------------------------------------------------------------------------
GPA-748                          Oral therapy for the treatment of growth hormone deficiency                               x
-----------------------------------------------------------------------------------------------------------------------------------
Novantrone(R)                                                                                                             a,b   b,c
(Immunex)                      a Hormone refractory prostate cancer                                                        x     x
                               b Metastatic breast cancer
                               c Non-Hodgkin's lymphoma (Phase I and II)
-----------------------------------------------------------------------------------------------------------------------------------
Adatanserin                      Non-benzodiazepine for the treatment of anxiety                                                /x/
-----------------------------------------------------------------------------------------------------------------------------------
ARI-509                          Adjunct to insulin/oral hypoglycemic agents for prevention/treatment
                                 of diabetic complications                                                                      /x/
-----------------------------------------------------------------------------------------------------------------------------------
rhBMP-2
(Genetics Institute)             Bone repair and regeneration* (Phase I and II)                                                 /x/
-----------------------------------------------------------------------------------------------------------------------------------
BTA-243                          Antiobesity agent with no CNS action for chronic obesity treatment                             /x/
-----------------------------------------------------------------------------------------------------------------------------------
Effexor(R)XL                     Once-a-day OROS(R) Effexor(R) dose form with improved convenience,
                                 compliance and side effects                                                                    /x/
-----------------------------------------------------------------------------------------------------------------------------------
Gestodene/17B-estradiol          Novel oral contraceptive; combination of gestodene and
                                 17B-estradiol                                                                                  / /
-----------------------------------------------------------------------------------------------------------------------------------
rhIL-12                          Novel immunomodulator (Phase I and II); joint venture with Genetics
                                 Institute                                                                                      /x/
-----------------------------------------------------------------------------------------------------------------------------------
Meningococcal Conjugate Vaccine  Prophylaxis against meningococcal systemic type C disease                                      /x/
-----------------------------------------------------------------------------------------------------------------------------------
PDA-641                          Oral prophylaxis for treatment of asthma; replacement for oral/inhaled
                                 steroids                                                                                       /x/
-----------------------------------------------------------------------------------------------------------------------------------
Rapamune(TM)                     Immunosuppressive therapy for prophylaxis of renal transplant rejection                        /x/
-----------------------------------------------------------------------------------------------------------------------------------
RSV Subunit Vaccine              Prevention of RSV-mediated lower respiratory disease for at-risk children
                                 and the elderly                                                                                /x/
-----------------------------------------------------------------------------------------------------------------------------------
S-TNF-R                          Management of rheumatoid arthritis; joint venture with Immunex                                 /x/
-----------------------------------------------------------------------------------------------------------------------------------

* Under evaluation by the U.S. Food and Drug Administration as a combination device

Review of Operations

[PHOTO]

Ethical Pharmaceuticals, Vaccines
and Nutritionals

Wyeth-Ayerst is one of the largest pharmaceutical organizations in the world. Significant progress in integrating and consolidating operations worldwide after the American Cyanamid acquisition has created a highly coordinated, global enterprise that can quickly and efficiently focus resources on markets with the most potential for growth.

         In the United States, Wyeth-Ayerst products are prescribed more often and used in a broader range of therapeutic categories than those of any other research-based pharmaceutical company. Major programs are under way to position Wyeth-Ayerst as a valuable partner with managed care providers that account for an increasing percentage of health care products purchases. Wyeth-Ayerst has entered into agreements with most major managed care organizations and continues to establish customized programs, services, software and educational resources that support these growing customers. Additionally, by offering both branded and generic products, Wyeth-Ayerst is meeting the preference of many managed care providers to work with fewer suppliers of pharmaceutical products to achieve cost-efficiency.

         Internationally, Wyeth-Ayerst is a leader in women's health care, mental health and nutritionals. Indicative of its expanding, global presence are activities in the emerging markets of China, Southeast Asia and Eastern Europe.

         Wyeth-Ayerst is among the world leaders in pharmaceutical research and development investment. Clinical programs are global in scope and involve thousands of patients in a wide range of therapeutic areas.

         American Home Products is the majority shareholder in Genetics Institute, Inc., a leading company in biotechnology, and also is a majority owner of Immunex Corporation. In November 1995, American Home Products made a proposal to acquire all of the outstanding shares of Immunex not already owned by AHP for $14.50 per share in cash. Immunex subsequently rejected the proposal.


Cardiovascular and Metabolic Disease Therapies

Wyeth-Ayerst offers physicians a wide range of cardiovascular products for treating patients with arrhythmia, hypertension and angina.

         Cordarone (amiodarone HCl) oral was strengthened as the number one selling antiarrhythmia product in the United States. The growth of Cordarone reflects increasing acceptance among electrophysiologists and cardiologists. Cordarone I.V. was launched in the United States in October 1995 as therapy for life-threatening ventricular arrhythmias and will have market exclusivity for seven years. This new product also was approved for marketing in Canada. The synergy between the intravenous and oral formulations is expected to accelerate growth for the Cordarone family.

         Wyeth-Ayerst is represented in virtually all of the major anti-hypertensive classes. Leading products include Verelan (verapamil HCl), Ziac (bisoprolol fumarate/hydrochlorothiazide), Maxzide
(triamterene/hydrochlorothiazide), Tenex (guanfacine HCl), Inderal LA (propranolol HCl) and Cardene I.V. (nicardipine HCl).

         Verelan remained an important product in the $3.7 billion calcium channel-blocker category. Verelan offers a unique sustained release delivery system that provides 24-hour blood pressure control in a single dose.

         Ziac was up significantly in sales in its second year on the market as the first and only low-dose combination product recommended for first-line therapy in mild-to-moderate hypertension. It provides efficacy with very few side effects.

[PHOTO]

         Maxzide, a potassium-conserving diuretic, is indicated for controlling blood pressure and offers physicians an alternative for patients who are susceptible to hypokalemia. Tenex is a centrally acting agent with a low side-effect profile that is highly suited to elderly patients. Cardene I.V. gives surgeons and anesthesiologists an easy and predictable option for controlling hypertensive situations in the hospital.

         In the angina category, ISMO (isosorbide mononitrate) and Isordil (isosorbide dinitrate) continue to give Wyeth-Ayerst a strong presence. ISMO was the first mononitrate on the market and maintains a leadership position.

         Wyeth-Ayerst expects to further expand its presence in institutional vascular products sales with the registration and introduction of Normiflo (ardeparin sodium), a low molecular-weight heparin for prevention of venous thromboembolic disease in orthopedic surgery patients.

         The U.S. Food and Drug Administration's (FDA) Endocrinologic & Metabolic Drugs Advisory Committee recommended approval of Redux (dexfenfluramine HCl). Final labeling for this product currently is under review at the FDA. Redux is the first new prescription antiobesity therapy in nearly 20 years and is expected to be indicated for long-term treatment of obesity.

         In 1996, data on the retinopathy indication for Alredase (tolrestat) will be analyzed, and a decision regarding a New Drug Application (NDA) submission is expected to be made.


Anti-Inflammatory and Gastroenterology Drugs

Wyeth-Ayerst is building leadership in pharmaceutical products for the treatment of pain and inflammation.

         Growth for Lodine (etodolac) and Oruvail (ketoprofen) strengthened Wyeth-Ayerst's number one position in the highly competitive $1.8 billion non-steroidal anti-inflammatory drug (NSAID) category in the United States. Lodine is the second most widely dispensed branded NSAID. In 1996, Wyeth-Ayerst expects to introduce a 500 mg. dosage form of Lodine which will further strengthen this franchise.

         Impressive sales growth for Lodine also was recorded internationally. The drug currently is registered in 52 countries as therapy for osteoarthritis, rheumatoid arthritis and pain and is marketed in 33 countries. The Wyeth-Ayerst and Takeda Chemical Industries, Inc. (Takeda) joint venture will markedly increase the size of the sales force promoting Lodine in Japan, where this product was launched in 1994.

         The introduction of new 100 mg. and 150 mg. dosage strengths contributed to significant sales growth for Oruvail, the extended release form of Orudis.

         Early in 1996, Wyeth-Ayerst received FDA market clearance for Naprelan (naproxen sodium), a product offering important improvements over the widely used conventional formulation of naproxen sodium. Naprelan uses the breakthrough Intestinal Protective Drug Absorption System to provide patients with both rapid onset and 24-hour relief from inflammation and pain with a single dose.

         Wyeth-Ayerst anticipates receipt of FDA market clearance in 1996 for Duract (bromfenac sodium), a potent non-narcotic analgesic developed for management of pain.

         Immunex research programs include a tumor necrosis factor receptor in Phase II trials that has shown promise in reducing symptoms of advanced rheumatoid arthritis. Genetics Institute is evaluating Neumega recombinant human interleukin-eleven (Neumega rhIL-11) in a Phase I study of Crohn's disease, a form of inflammatory bowel disease.

         Zoton/Lanzo (lansoprazole), a proton pump inhibitor licensed from Takeda, had strong sales in most of the 10 international markets where it is sold by Wyeth-Ayerst. Proton pump inhibitors are the latest and most effective treatment for reflux esophagitis and duodenal ulcers.

[PHOTO]

Mental Health Products

Wyeth-Ayerst markets important, innovative therapies for depression, anxiety and related disorders.

         Effexor (venlafaxine HCl), a structurally novel antidepressant, is experiencing steady growth and continued to expand in the United States and in international markets. Effexor is registered in 26 countries, was introduced in several important European markets in 1995 and has registrations pending in 20 countries. Launches scheduled for 1996 include major markets in Europe and Latin America.

[PHOTO]
More than 2 million prescriptions were dispensed for Effexor in its first full year on the market in the United States. Mounting worldwide acceptance is giving this unique product strong sales opportunities in the nearly $3.4 billion antidepressant market, which is growing by approximately 29% annually.

         Effexor inhibits both serotonin and norepinephrine reuptake, which are believed to play central roles in the cause of depression. A claim for rapid onset of action has been obtained in the majority of international markets where it has been approved, and Effexor began a U.S. clinical trial for this claim in 1995. Effexor also has been approved for use in some international markets in treating depression that often accompanies anxiety, and a Phase III trial is under way for this claim.

         In Europe, Wyeth-Ayerst is a leader in sales of tranquilizers and hypnotics. Ativan (lorazepam), one of the world's leading anti-anxiety drugs, grew in sales in many markets outside the United States. Sales declined in the United States due to generic competition. Other products recording increased sales internationally were Serepax (oxazepam), for short-term treatment of anxiety; Loramet (lormetazepam), a therapy for insomnia and sleep disorders; and Normison (temazepam), a hypnotic/sedative compound.

Anti-Infectives

Wyeth-Ayerst maintains a strong presence in anti-infectives with major products that are marketed worldwide. In the United States, sales of anti-infectives declined during 1995 due to increased competition from generics and new branded products.

         Suprax (cefixime) is an important once-a-day oral, third-generation cephalosporin indicated for adult and pediatric respiratory and urinary tract infections. Phase IIIb clinical trials are ongoing to support expanded indications. A supplemental NDA filing for sinusitis is expected in 1996.

         Zosyn (piperacillin sodium/tazobactam sodium) is a broad spectrum intravenous product that represents a therapeutic advance due to its stability in the presence of enzymes produced by some bacteria that inactivate certain antibiotics. Zosyn is expected to receive clearance in 1996 for the critically important indication of nosocomial pneumonia, a condition accounting for the largest hospital usage of antibiotics. Sales significantly increased for this product internationally, where it is marketed in 20 countries as Tazocin. Increased competition reduced sales for Pipracil (piperacillin), a broad spectrum, semi-synthetic penicillin.

         Minocin (minocycline HCl) declined slightly in sales in 1995 but maintained its position as the world's leading oral antibiotic for the treatment of moderate-to-severe acne.

[PHOTO]

         Genetics Institute and Wyeth-Ayerst are jointly evaluating recombinant human interleukin-twelve (rhIL-12) in early clinical studies of human immunodeficiency virus (HIV) and cancer to determine rhIL-12's potential as a novel anti-viral agent.


Vaccines

Wyeth-Lederle Vaccines and Pediatrics develops and markets a broad array of leading childhood and adult vaccines in the United States and is in the vanguard of efforts to discover new vaccines to prevent several of the most serious infectious diseases worldwide. In the United States, sales of vaccines showed modest growth in 1995 mainly due to the Vaccines for Children program, a new government entitlement that provides free vaccines not only to the underprivileged but increasingly to those who can afford to pay for them. We continue to regard vaccines as one of the most cost-effective components of health care.

         Tetramune, the leading combination vaccine licensed for protection against diphtheria, tetanus, pertussis and Haemophilus influenzae type b, recorded sales growth in its second full year on the market in the United States. This vaccine reduces by half the number of injections a child requires by age 15 months for immunization against these diseases. Tetramune also is sold internationally.

         Wyeth-Lederle is one of the largest suppliers of influenza, cholera, typhoid and adenovirus vaccines in the United States and is the only U.S. manufacturer of oral polio vaccine, marketed under the Orimune trademark. Sales of Pnu-Imune 23, a pneumococcal vaccine, increased as a result of growing physician and patient acceptance of adult immunization.

         RespiGam, an immune globulin with high levels of antibodies against respiratory syncytial virus (RSV), was licensed for marketing in January 1996. RespiGam, which is co-promoted with MedImmune, is indicated in certain high-risk children for the prevention of respiratory syncytial virus, the leading cause of pneumonia and bronchiolitis in infants.

         Phase III studies are nearing completion, and a Product License Application (PLA) is planned in late 1996 for Rotashield/ Rotamune, the first vaccine to prevent a major cause of severe acute gastroenteritis in infants and young children. A supplement to the PLA for Acel-Imune, a combination of diphtheria and tetanus toxoids with an acellular pertussis component, will be filed in early 1996 to support its use in infants, based on recently completed efficacy trials.

         New vaccines are being developed to protect against infant pneumonia and middle ear infections. Research priorities also include new combination vaccines and delivery systems designed to reduce the number of injections required to fully immunize children.


Pediatric Health Care

In January 1996, Wyeth-Ayerst announced that it will phase out its U.S. infant nutritional products business, largely due to a changing marketplace and the spiraling growth of the Women, Infants and Children (WIC) Supplemental Food Program, which now accounts for more than half of all formula consumed in the United States and requires product to be sold below our cost of production. Wyeth-Ayerst will continue to market infant formula outside the United States, where more than 85% of global sales are recorded and category growth potential remains strong.

         Nutritional franchise sales increased internationally. The first-age formula S-26 has widespread support and is a leader in Australia, China, Hong Kong and the United Kingdom. S-26 incorporates the latest scientific advances in infant nutritional formulas to physiologically simulate human milk. Nursoy, a soy-based formula for infants and children allergic to cow's milk, had steady sales increases in many countries.

         Follow-on formulas such as Promil for infants aged six months and older posted excellent sales gains and continued to grow in importance as a result of increased support from the pediatric community. Sales exceeded expectations for Progress, a

[PHOTO]

growing-up milk specially formulated for children one to four years of age.


Generic Products

ESI Lederle, a business division of Wyeth-Ayerst, is among the largest manufacturers and suppliers of generic oral and injectable products in the United States and is a leading supplier of injectables to hospitals. It offers more than 125 different oral and injectable products in over 550 different dosage sizes and packages.

         ESI Lederle is positioned to benefit from the favorable long-term growth prospects of the generics business. In 1995, ESI Lederle launched 11 new products. Abbreviated New Drug Applications were filed for six new products.

         Wyeth-Ayerst also is intensifying efforts to build the generics business in Europe through Pan-Efeka, a new company that became fully operational in 1995. Pan-Efeka is focused on Germany, where Wyeth-Ayerst has developed a major, growing generics business through acquisitions, as well as Denmark, the Netherlands, the United Kingdom and other major markets.


Cough/Cold/Allergy Products

Wyeth-Ayerst is a leader in prescriptions for cough/cold/allergy products in the United States. Key products include the Robitussin lines of cough control products, the combination antihistamine/decongestant formulas of Dimetane and the codeine formulas of the Phenergan (promethazine) line which are used in the treatment of serious colds and allergies.


Oncology Therapies

Several advances in oncology therapy were made by Immunex, which markets anti-cancer products in North America.

         The FDA approved Leukine (sargramostim) for several new indications in 1995. This product became the first white blood cell stimulant to receive clearance for use in older adults following high-dose chemotherapy for acute myelogenous leukemia. Leukine also was approved for use following allogeneic bone marrow transplantation from genetically matched donors and is the first growth factor indicated for use in mobilizing peripheral blood progenitor cells
(PBPC) and for use after PBPC transplantation. Leukine was found to shorten the time for white blood cell recovery and to decrease the overall incidence of infection and length of hospital stays.

         Sales of Novantrone (mitoxantrone) were up in 1995. Novantrone is used in the treatment of acute myelogenous leukemia in the United States and also is registered internationally for the treatment of breast cancer and non-Hodgkin's lymphoma.


Biopharmaceuticals and Immunomodulators

Phase II clinical studies are proceeding for Wyeth-Ayerst's Rapamune (sirolimus) as first-line chronic therapy in renal transplant patients for the prevention and treatment of acute rejection. Rapamune has been shown to be safe and well-tolerated and to significantly reduce the occurrence of acute rejection episodes in renal transplant recipients when taken with certain other therapies. Phase III trials are planned for 1996.

         Significant progress was made in several areas by Genetics Institute, which is focused on developing portfolios of genetically engineered human proteins for use in treating a range of health problems. Genetics Institute is one of the world's two suppliers of recombinant Factor VIII for the treatment of Hemophilia A, a bleeding disorder. In 1995, Genetics Institute's sales of recombinant Factor VIII to its marketing partner, Baxter Healthcare Corporation, increased by more than 90%.

         Recombinant Factor IX advanced into global Phase III clinical trials for the treatment of Hemophilia B. Submissions for market approvals are expected to be made in the United States and Europe by the second half of 1996. Phase III clinical trials were begun for Neumega rhIL-11, an agent for enhancing blood platelet production.

[PHOTO]

         Recombinant human bone morphogenetic protein-two (rhBMP-2) is expected to enter pivotal clinical trials in 1996. This protein has shown encouraging preclinical activity as a treatment for multiple indications where bone growth or repair is desired.

         Phase I/II clinical trials began for rhIL-12 in cancer patients. Wyeth-Ayerst and Genetics Institute are jointly developing and commercializing this immune system modulator.


Women's Health Care

A world leader in women's health care, Wyeth-Ayerst is the largest provider of hormone replacement therapy (HRT) and hormonal contraceptive products.

         In the United States, Premarin (conjugated estrogens) continued to be the most widely dispensed product and was among the most economical prescription medications, costing patients approximately 40 cents per day. Internationally, the Premarin family of products reached higher levels of acceptance and recorded significant sales growth in many markets. Premarin is registered in 86 countries, and approvals for various Premarin products are pending in 43 countries.

         Premarin is indicated for prevention of osteoporosis, a debilitating bone disease that begins soon after menopause, and as therapy for short-term symptoms of menopause such as hot flashes and vaginal atrophy. Approximately one in four women over the age of 50 are at risk for osteoporosis, which causes approximately 1.5 million bone fractures each year in the United States alone and results in medical costs exceeding $10 billion annually.

         The Premarin franchise continued to expand with products that provide individualized therapy for menopausal and postmenopausal women. The recent introduction of single tablet Prempro and Premphase in the United States in January 1996 marked a major advance in HRT therapy.

         Wyeth-Ayerst's commitment to osteoporosis therapy was broadened this year by a collaborative venture with Merck & Co., Inc. (Merck) involving Fosamax (alendronate sodium). Fosamax, the first in a new class of medicines for the treatment of osteoporosis in postmenopausal women, received FDA clearance in October 1995. Under its agreement with Merck, Wyeth-Ayerst is promoting Fosamax to obstetricians and gynecologists in the United States. This venture is expected to complement the Premarin business and to further develop the expanding market for osteoporosis therapies.

         Wyeth-Ayerst continued to be the leader in the $2.6 billion global oral contraceptive market. Triphasil (levonorgestrel), also marketed internationally under the trademark Trinordiol, remained the second most widely prescribed triphasic oral contraceptive in the United States. It is registered in 82 countries worldwide and has registration approvals pending in five.

         Minulet (monophasic gestodene) and Tri-Minulet (triphasic gestodene) recorded sales gains in Europe. These third-generation progestins have pharmacologic and biochemical profiles similar to natural progesterone and provide a low dose of steroid per cycle.


PEPI Results Confirm Benefits
of Combination HRT

The benefits of combination hormone replacement therapy (HRT) have been reconfirmed for postmenopausal women. According to the latest Postmenopausal Estrogen/Progestin Interventions (PEPI) trial finding, adding a progestin to estrogen replacement therapy offers protection of the uterus in nonhysterectomized women by helping to prevent endometrial hyperplasia (overgrowth of the lining of the uterus). These findings, recently published in the Journal of the American Medical Association, emphasize the benefits of HRT, a therapy combining estrogen and progestin.

[PHOTO]

Tri-Minulet is available in 22 countries and has registrations pending in two others. Minulet is available in 74 countries with registrations pending in nine others.

         Recently published data regarding a possible association between oral contraceptives and the risk of venous thromboembolism led to a review of oral contraceptive products by the European regulatory committee - the Committee on Proprietary Medicinal Products or the CPMP. After its preliminary review, the CPMP decided to take no formal action. However, along with other manufacturers, Wyeth-Ayerst is submitting additional data for further evaluation by the CPMP.

         An NDA is scheduled to be submitted early in 1996 for a new, low-dose levonorgestrel product that would have the lowest estrogen content available in the United States.


Specialty Pharmaceuticals

The Specialty Pharmaceuticals Division companies provide specialized products and services to the pharmaceutical industry. The Eurand Group offers a broad spectrum of oral drug delivery technologies for tastemasking and for controlling the release of a pharmaceutical product in the body to prolong activity or provide improved absorption. During 1995, Eurand achieved two major milestones: completion of construction of its technologically advanced research and production facility near Milan, Italy, and completion of formulation development of an oral form of calcitonin for the treatment of osteoporosis.

         Scientific Protein Laboratories (SPL) is a leading supplier of heparin and pancreatin bulk drug substances, which are derived from animal tissue. During 1995, under agreements with two pharmaceutical research companies, SPL also scaled up processes and produced drug substances for Phase III clinical trials on two new drugs for which the active component is extracted from material of animal origin.


Disease Management

A joint venture company was formed in 1995 by Wyeth-Ayerst and Medco Containment Services, Inc., a subsidiary of Merck, to develop, market and implement comprehensive disease management and health management programs. The mission of the new company is to meet the U.S. health care system's need for integrated medical, pharmaceutical and patient management services in selected therapeutic areas, thereby improving the quality of care and reducing overall costs. The venture will strive to become the premier designer, developer and provider of women's health management programs in areas such as menopause, osteoporosis, family planning and prenatal care. Programs also will be developed for arthritis and cardiac arrhythmias.


Consumer Health Care

The OTC medications and vitamin and mineral supplements of Whitehall-Robins and Lederle represent one of the largest consumer health care franchises in the world with premier brands that receive high consumer recognition. On a pro forma basis, OTC sales in the United States during 1995 remained even versus the prior year while international sales increased. Higher worldwide sales of vitamins and nutritional products and cough/cold products largely were offset by lower sales of analgesic, asthma and family planning products.

         Whitehall-Robins and Lederle have three of the top 10 selling brands in the large and intensely competitive U.S. marketplace - Advil, Robitussin and Centrum - and overall maintain the number one or number two position in 12 major OTC segments. A key to this leadership is a major, coordinated research, development, marketing and manufacturing effort to bring prescription drugs to the OTC market. Orudis KT (ketoprofen) was approved by the FDA for OTC marketing in the United States and was launched on November 8, 1995. In addition, the FDA Non-Prescription and Gastrointestinal Drugs Advisory

[PHOTO]

Committees unanimously recommended approval of a non-prescription version of Axid (nizatidine), an H2 antagonist for the prevention of heartburn, acid indigestion and sour stomach.

         Whitehall-Robins also is a leading supplier of OTC medicines in Canada and continues to build major franchises in Europe, Asia and Latin America through expansion of popular brands in core categories such as analgesics, digestive remedies, cough medicines, cold remedies and vitamins. New products developed specifically for local markets are contributing to growth as well.

New Advil Gel Caplets, a concentrated medication with an easy-to-swallow gelatin coating, strengthened the competitive position of Advil in the United States and reinforced the brand's "advanced medicine" image. Advil is the largest-selling OTC ibuprofen product in the United States, Canada and France and is the second largest-selling OTC analgesic in the United States.


Analgesics

Whitehall-Robins further strengthened its position in the U.S. analgesic category by increasing share for the Advil (ibuprofen) line. While factory sales declined, consumer sales growth for Advil was achieved in the face of intense competition and was fueled by heavy advertising and the introduction of Advil Gel Caplets.

         An NDA was filed in 1995 to switch Children's Advil Suspension, a Wyeth-Ayerst prescription product, to OTC status. FDA approval to market this product in the growing OTC children's analgesics category is anticipated in 1996.


Cough/Cold/Allergy Remedies

During 1995, Robitussin cough syrups outpaced the category in sales growth, reaching a new high in share. A major sales contribution was made by Robitussin Cold, Cough & Flu Liqui-Gels, introduced last year. Additional contributions were made by Robitussin Pediatric Night Relief and by the launch of Robitussin Pediatric Drops, an expectorant/decongestant/cough suppressant combination. Consumer sales gains also were recorded for Robitussin Cough Drops, the second largest-selling brand of cough drops in the United States.

         In the highly competitive cold segment, Dimetapp sales growth outpaced that of the category. The brand capitalized on growth in the allergy segment, recording increased sales from the introduction of Dimetapp Allergy Dye-Free Elixir and Dimetapp Allergy Sinus caplets. The successful introduction of Dimetapp Cold & Fever in the growing children's cough/cold category benefited sales as well.

         Advil Cold & Sinus (ibuprofen and pseudoephedrine) continued to record growth in the United States and Canada.


Vitamin and Mineral Supplements

Significant increases in sales and market share were exhibited by Centrum and Centrum Silver, the number one and number two selling products, respectively, in the growing U.S. adult multivitamin category. Centrum, Jr. holds the number two position in the U.S. children's vitamin category.

         Caltrate PLUS, an advanced formula introduced at the end of 1994, posted sales gains and helped to establish Caltrate as the number two brand in the calcium supplement category. This category is experiencing strong growth primarily due to media coverage of the benefits of calcium supplements and the increasing number of women who are entering menopause and are at risk of osteoporosis. Consumer sales were up for FiberCon, a bulk-forming fiber laxative in the United States.

[PHOTO]

Hemorrhoidal and Asthma Relief

U.S. sales for Preparation H increased relative to the prior year. The brand continued to lead in the hemorrhoidal relief category in the United States, Canada, Mexico and several European countries.

         Sales of Primatene, the number one OTC asthma relief product in the United States, were lower in 1995 due to competition from private label products.


In-Home Diagnostics

A sales gain was recorded for Clearplan Easy, the leader in the growing U.S. ovulation predictor category. Clearblue Easy declined in sales in the U.S. pregnancy test kit category as a result of increasing price competition.


Lip Care, Topical Oral Analgesics and
Medicated Shampoo

The Chap Stick lip balm franchise grew in sales as a category leader in the United States, bolstered by continued success of its medicated line and the introduction of Chap Stick Ultra SPF 30 in the sun care segment.

         Sales gains in the maximum strength segment sustained Anbesol as a leading line of topical oral analgesics in the adult and baby categories.

         Sales increases in the extra strength segment helped maintain Denorex as a leader in medicated shampoos in the United States and Canada.


Medical Devices

Sherwood-Davis & Geck and Storz Instrument Company manufacture and market one of the world's leading portfolios of specialized medical devices. Their innovative products are recognized by patients and health care providers for quality and cost-efficiency.

         Sherwood-Davis & Geck was formed in 1995 through the merger of Sherwood Medical and Davis & Geck. Complementary products and a broadened research and development program are enabling the combined entities to more effectively address new market requirements related to the proliferation of national group purchasing organizations and the growth of local integrated health care networks. The new company also is better positioned to capitalize on opportunities in global markets.


Tubes, Catheters and Chest Drainage Products

Strong growth was recorded for the Argyle line, giving Sherwood-Davis & Geck U.S. leadership in important categories such as umbilical vessel catheters, naso-gastric tubes and incentive breathing exercisers. The company also holds a major share in chest drainage products in the United States.

         Sherwood-Davis & Geck expanded its presence in critical and chronic care products by assuming responsibility for marketing the Quinton disposable catheter product line. This line includes a variety of short- and long-term vascular access catheters for hemodialysis as well as peritoneal dialysis catheters and insertion accessories.


Disposable Syringes and Needles

Hypodermic needles and syringes continued to be an area of emphasis for Sherwood-Davis & Geck. In the safety category, a complete range of Monoject needle and syringe combinations is marketed to protect health care workers from accidental needlesticks and exposure to blood-borne pathogens. The Monoject Bone Marrow Biopsy needle was introduced in 1995. This product provides more control and effectiveness in obtaining biopsy samples.


Enteral Feeding Systems

The introduction of the new Kangaroo EntriFlush pump strengthened
Sherwood-Davis & Geck's leadership in enteral feeding devices in the United States. The pump features a unique pro-

[PHOTO]

grammable flushing system that enhances the ease of fluid control. Sales of enteral access devices increased significantly in the United States led by jejunal feeding tubes, which are used to reach and feed the jejunum section of the small intestine.


Thermometry

Sales for Sherwood-Davis & Geck's FirstTemp Genius infrared tympanic thermometers increased significantly in the United States, fueled by agreements with three major national purchasing alliances. Growth also was achieved internationally, led by sales increases in Europe and Australia.


Wound Care and Wound Closure Products

Sherwood-Davis & Geck's non-adherent dressing line in the United States was broadened by the introduction of the new Vaseline oil emulsion dressing. Wound closure products posted sales growth internationally, led by Dexon II, Maxon and Surgilene sutures. The introduction of Staysharp plastic surgery needles in the United States marked a significant improvement in strength and sharpness in the area of cosmetic and reconstructive surgery.


Cardiopulmonary Instrumentation and Devices

The introduction of a new generation of technologically advanced cardiac testing systems strengthened Quinton Instrument Company as a leading provider of monitoring products that support the patient from initial diagnosis through cardiac rehabilitation.

         Quinton's position as a leader in stress-testing equipment is expected to benefit significantly from the release of the Q710 Monitor. Designed as a cost-efficient system for physicians' offices, this product combines sophisticated exercise and resting electrocardiogram testing in a single portable system.


Vision Care Products

Storz is a global manufacturer and marketer of ophthalmic products. In 1995, Storz extended its market penetration in ophthalmic surgical equipment throughout the world. Hydroview foldable lens was introduced into international markets and currently is in Phase II clinical trials in the United States.

         Research and development activity is focused on innovative technologies for new markets. Chondroitinase, an enzyme to facilitate and enhance safety during certain retinal procedures, entered Phase I clinical trials. An Investigational New Drug application was filed for cidofovir, a broad spectrum topical anti-viral agent for the treatment of herpes and adenovirus. Work is in progress on an injectable gel for the correction of myopia and astigmatism.


Agricultural Products

Cyanamid is a leader in the global agricultural market. Innovative research vaulted Cyanamid to the forefront in marketing novel compounds for crop and noncrop uses that meet increasingly stringent safety and environmental demands. Cyanamid continued to expand its presence in emerging markets by receiving more than 100 worldwide registrations in 1995 for new uses and combinations of existing products and began 1996 with six new compounds under regulatory review. A large number of discovery compounds, many with potential worldwide application, moved through the discovery phase, including three which advanced to full development. Cyanamid's global research and development network expanded with the opening of a new Discovery and Development Agricultural Center in Japan that primarily will support commercial activities in the Far East.


Herbicides

The principal Cyanamid herbicides are based on the imidazolinones, a unique class of chemical compounds that are essentially safe to wildlife and are effective at low application rates.

[PHOTO]

         Pursuit (imazethapyr) recorded excellent sales growth, further strengthening its position as the leading broadleaf soybean herbicide in the United States, Argentina and Canada. Gains in the United States were attributable to higher soybean acreage and weather that increased the demand for this premier post-emergent product. Farmers also responded favorably to Pursuit in the ECO-PAK, a water soluble package that eliminates container disposal problems. Pursuit also is used in the United States for weed control in peanuts and was introduced to the alfalfa market in 1995.

         Prowl (pendimethalin) recorded strong sales growth in the United States as the leading grass herbicide in soybeans. The brand had a substantial sales increase internationally, where it is marketed as Stomp. Gains also were registered in Europe and the Middle East for Assert (imazamethabenz-methyl), a herbicide used on cereal crops. Arsenal (imazapyr), the leading forestry herbicide in the United States, was up in sales and registered gains internationally. Other important crop herbicides sold in various markets are Squadron (pendimethalin/imazaquin) and Scepter (imazaquin).

         New product introductions include Detail (imazaquin/ dimethenamid), a soybean herbicide combining broadleaf and grass control, and Resolve SG (imazethapyr/dicamba), a broad spectrum corn herbicide that improves weed control and minimizes the potential for development of weed resistance.

         The U.S. Environmental Protection Agency (EPA) granted an Experimental Use Permit for Raptor (imazamox), which provides a broad spectrum of weed control for a variety of crops, including imidazolinone-resistant crops.

         A new rice herbicide is under development that offers effective weed control when applied at transplanting. This feature makes it particularly appropriate for Japan, the number one rice herbicide market in the world, where the majority of rice grown is transplanted. Registration filings are under way in key markets throughout the Asia/Pacific region.


Insecticides

Counter (terbufos) increased its share of corn soil insecticide sales in the United States and recorded a major increase in sales internationally. Customers continued to shift to the new, easier-to-use packaging and a low-dust, controlled-release formulation. Counter, together with Thimet (phorate), which also is sold internationally, maintained the leading position in corn soil insecticides in the United States. Cascade (flufenoxuron) and Fastac (alpha-cypermethrin), used for a variety of crops, achieved strong sales gains internationally.

         Pirate (chlorfenapyr), a new cotton insecticide, was introduced under an emergency exemption for use on cotton in several U.S. states. This insecticide, marketed internationally, is the first product from the novel pyrrole family, a new class of compounds developed by Cyanamid researchers. The pyrroles have produced excellent results in field trials for controlling insects, including those that have become resistant to other insecticides.


Fungicides

Excellent growth for the fungicide business internationally was due in large part to the continued success of Caramba (metconazole), Delan (dithianon) and Acrobat (dimethomorph), which are used on a wide range of crops. Acrobat MZ became the first product from the acquisition of the agricultural business of Shell Petroleum Company Ltd. to be launched by Cyanamid in the United States. This fungicide, which has a new mode of action that has proved to be effective in controlling late blight in potatoes, was sold under an emergency exemption in 1995. An EPA registration application has been submitted. Acrobat has been approved for marketing in key Latin American markets.

[PHOTO]

Animal Health Care

Fort Dodge Animal Health is a leader in animal health care worldwide, ranking second in animal vaccines in North America and expanding rapidly in international biological and pharmaceutical markets. A significant research and development effort is focused on finding new technologies for a wide range of animal health problems.

         On a pro forma basis, U.S. sales of animal health care products declined in 1995 while international sales increased.


Small Animal and Equine Products

Increased sales for Duramune combination canine biologicals maintained Fort Dodge's leadership in U.S. canine biologicals. Duramune products were licensed in Denmark, Holland and Spain. LymeVax (Borrelia burgdorferi bacterin), the canine Lyme disease vaccine, entered the European market with license approval in Spain.

         Fel-O-Vax Lv-K IV, a combination vaccine, recorded a sales increase in the growing U.S. feline biological market. This product also is the largest dollar-volume companion animal vaccine in Canada. Licenses were approved for other Fel-O-Vax combination vaccines in Denmark, Holland, Italy, Switzerland and the United Kingdom.

         The first moxidectin formulation for horses, Equest Gel, was launched in New Zealand. It is the only product on the market to provide single-dose control of encysted cyathostomes, an internal parasite that is a common cause of equine colic.


Dairy, Cattle and Sheep Products

Fort Dodge strengthened its position in the beef cattle market by acquiring the Syntex Animal Health business from affiliates of F. Hoffmann-La Roche Ltd. Acquired products include the Synovex line of hormonal implants, designed to improve the feed efficiency and increase the rate of weight gain in beef cattle, and Synanthic (oxfendazole), used for removal and control of parasites in beef and non-lactating dairy cattle. Approval was received early in 1996 for Synovex Plus, which will enable Fort Dodge to compete in the fast-growing trenbolone acetate combination implant market.

         Fort Dodge Animal Health holds a leading position in sales of intra-mammary mastitis prevention and treatment products for the U.S. dairy industry with ToDAY, ToMORROW, Cefa-Lak and Cefa-Dri.

         Bovine biological sales were strengthened by the strong performance of PYRAMID MLV 4, which was introduced in 1994. This is the first four-way modified live vaccine licensed by the U.S. Department of Agriculture (USDA) that provides single-dose administration as well as the option of subcutaneous or intramuscular injection.

[PHOTO]
Cydectin, a formulation of moxidectin, received European registration approvals in 1995 for use in treating sheep and cattle. A major effort is under way to develop new label claims and novel formulations for moxidectin, an endectocide developed by Cyanamid to protect livestock and companion animals against a broad range of internal and external parasites. The worldwide market for endectocides is estimated to be more than $700 million.

         Registration approvals were received in Europe for moxidectin formulations under the Cydectin trademark for use in treating sheep and cattle. Eweguard, the first and only endectocide and vaccine combination product, was registered for sheep in New Zealand and gained a leadership position in ovine endectocides within three months of its introduction.

[PHOTO]

Integrated Global Research and Development

The research and development entities of Fort Dodge and Cyanamid merged in 1995 to form global units for animal biological and pharmaceutical R&D.

         U.S. biological research and development primarily is focused on areas of traditional strength - dogs, cats, cattle and horses. Second- and third-generation Lyme disease products are under development in the canine area. Feline pipeline products include recombinant DNA-delivered vaccines for protection against an AIDS-like syndrome and peritonitis disease. New bovine respiratory and shipping fever vaccines are being developed. In early 1996, a new strain of equine influenza vaccine was approved by the USDA.


Food Products

American Home Food Products and Canadian Home Products are recognized for high-quality, nutritious convenience foods. In the United States during 1995, sales for all major brands declined due to higher trade inventories - resulting from previous trade-incentive programs - and new competitive entries. Despite these pressures, key brands continued to be leaders in major categories, and several initiatives were undertaken late in the year to expand these leadership positions. These steps include a significant increase in consumer advertising support and the planned introduction of aggressive new advertising and public relations campaigns.


Prepared Meals and Side Dishes

Chef Boyardee, the leading brand in the prepared pasta category in the United States, expanded its offerings for toddlers and children through the introduction of Spider-Man and X-Men canned pasta varieties. These line extensions obtained high distribution and were well-received by consumers. Chef Boyardee Microwave Meals, which holds a leading share in the microwave pasta segment, benefited from the success of rice products in chicken and beef varieties.


Food Enhancements and Snacks

PAM, the largest-selling no-stick cooking spray in the United States, continued to be favored by consumers as a low-fat, no cholesterol alternative to butter, margarine and oil.

         Polaner All Fruit, which contains no added sugar or fat, remained the number one fruit juice sweetened spreadable fruit. A new boysenberry variety was added to the line, and aggressive efforts to expand the brand's availability resulted in an increased presence in mass merchandisers.

         Crunch 'n Munch, a leading brand of glazed popcorn in the United States, expanded its presence in the warehouse-snack category. Crunch 'n Munch Reduced Fat was launched successfully, and the introduction of Buttery Toffee in a 3.5-ounce size provided an additional opportunity to increase distribution in smaller retail outlets as well as drug stores and special market franchises.

         Gulden's remained the largest-selling spicy brown mustard in the United States. Ro*Tel continued as the number one selling brand of canned tomatoes and green chilies.

Principal Products - United States

Ethical
Pharmaceuticals,
Vaccines and
Nutritionals

--------------------
Women's Health
Lo/Ovral
Nordette
Ovral
Ovrette
Premarin
Premphase
Prempro
Stuartnatal Plus
Triphasil

--------------------
Cardiovascular
Cordarone
Cordarone I.V.
Inderal LA
ISMO
Isordil
Maxzide
Quinidex
Sectral
Tenex
Verelan
Ziac

--------------------
Mental Health
Ativan
Effexor
Serax

--------------------
Anti-Inflammatories
Lodine
Naprelan
Orudis
Oruvail

--------------------
Anti-Infectives
Minocin
Myambutol
Pipracil
Suprax
Zosyn

--------------------
Vaccines
Acel-Imune
FluShield
HibTITER
Orimune
Pnu-Imune 23
Tetramune
Tri-Immunol

--------------------
Pediatric Health
Children's Advil
 Suspension
Donnagel

--------------------
Oncology Therapies
Ativan Injection
Leukine
Novantrone
Reglan
Thioplex

--------------------
Generic Products
atenolol
Aygestin
cefaclor
cimetidine
Cycrin
gemfibrozil
heparin
propranolol HCl
Tubex
vancomycin HCl
Wydase

--------------------
Other Products
Dimetane
Micro-K
Phenergan


Consumer Health
Care

--------------------
Analgesics and
Cough/Cold/Allergy
Advil
Advil Cold & Sinus
Anacin
Dimetapp
Dristan
Orudis KT
Robitussin

--------------------
Vitamin and
Mineral
Supplements
Caltrate
Centrum
Centrum, Jr.
Centrum Silver

--------------------
Other Products
Anbesol
Chap Stick
Clearblue Easy
Clearplan Easy
Denorex
FiberCon
Preparation H
Primatene


Food Products

--------------------
Chef Boyardee
Prepared Foods
Canned and microwave
 entrees
Packaged dinners
Pizza mixes, sauces

--------------------
Regional Specialties
Dennison's
Luck's
Ranch Style
Ro*Tel

--------------------
Food Enhancements
and Snacks
Crunch 'n Munch
Gulden's
Jiffy Pop
PAM
Polaner


Medical Devices

--------------------
Sherwood-Davis
& Geck
Argyle tubes, catheters
 and drainage devices
Blisterfilm, Ultec and
 Viasorb dressings
Davis & Geck wound
 closure products,
 including sutures, nee-
 dles and skin staplers
FirstTemp Genius tym-
 panic thermometers
 and Filac predictive
 thermometers
Kangaroo enteral feed-
 ing systems and enteral
 access devices
Monoject needles and
 syringes
Quinton dialysis
 catheters
Voldyne incentive
 breathers

--------------------
Quinton Instruments
Cardiac stress test
 systems
Cardiopulmonary
 exercise systems
Cath lab hemodynamic
 systems
Digital imaging and
 analysis systems
Electrocardiographs
Electrophysiology
 systems
Holter monitoring
 systems
Telemetry systems
Treadmills

--------------------
Storz Instruments
Diamox, Neptazane
 glaucoma therapies
EZE-FIT intraocular
 lenses
Microseal microsurgery
 handpieces
Ocuvite ocular vitamins
Premiere, Protege
 microsurgical equip-
 ment


Agricultural
Products

--------------------
Herbicides
Arsenal
Assert
Detail
Prowl
Pursuit
Resolve
Scepter
Squadron

--------------------
Insecticides
Amdro
Counter
Thimet


Animal Health Care

--------------------
Veterinary
Pharmaceuticals
and Biologicals
Cydectin
Discovery
Duramune
Fel-O-Vax
Fluvac
Ketaset
LymeVax
Presponse
PYRAMID
Synanthic
Synovex
ToDAY
ToMORROW
Triangle

Ten-Year Selected Financial Data

American Home Products Corporation and Subsidiaries
-------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands except per share amounts)

Years Ended December 31,                                            1995            1994(2)        1993
=======================================================================================================
Summary of Sales and Earnings

Net sales . . . . . . . . . . . . . . . . . . . . . . . . .  $13,376,089      $8,966,214     $8,304,851
Net income(1) . . . . . . . . . . . . . . . . . . . . . . .    1,680,418       1,528,254      1,469,300
Net income per common share . . . . . . . . . . . . . . . .         5.42            4.97           4.73
Dividends per common share  . . . . . . . . . . . . . . . .         3.02            2.94           2.86

=======================================================================================================
Year-End Financial Position

Current assets  . . . . . . . . . . . . . . . . . . . . . .   $7,986,137      $7,821,246     $4,807,684
Current liabilities . . . . . . . . . . . . . . . . . . . .    4,556,248       4,618,086      1,584,411
Ratio of current assets to current liabilities  . . . . . .         1.75            1.69           3.03
Total assets  . . . . . . . . . . . . . . . . . . . . . . .   21,362,923      21,674,812      7,687,353
Long-term debt  . . . . . . . . . . . . . . . . . . . . . .    7,808,757       9,973,240        859,278
Average shareholders' equity  . . . . . . . . . . . . . . .    4,898,550       4,065,295      3,719,539

=======================================================================================================
Shareholders - Outstanding Shares

Number of common shareholders . . . . . . . . . . . . . . .       68,763          71,223         72,664
Number of preferred shareholders  . . . . . . . . . . . . .          605             666            726
Average number of common shares outstanding
  used for earnings per share calculation (in thousands)  .      309,835         307,413        310,668
Preferred shares outstanding at year-end (in thousands) . .           34              37             40

=======================================================================================================
Employment Data

Number of employees at year-end . . . . . . . . . . . . . .       64,712          74,759         51,399
Wages and salaries  . . . . . . . . . . . . . . . . . . . .   $2,674,330      $1,820,450     $1,654,984
Benefits (including social security taxes)  . . . . . . . .      684,077         441,768        396,045
-------------------------------------------------------------------------------------------------------

(1) Net income in 1995 includes a gain of $623,870 on the sale of the South American oral health care business, special charges of $308,317 and a restructuring charge of $117,156. Excluding these items, 1995 net income was $1,482,021, and net income per common share was $4.78. Net income in 1992 includes the impact of Statement of Financial Accounting Standards Nos. 106 and 109, adopted January 1, 1992. The net effect of these statements increased net income $310,104. Net income in 1992 also includes a charge of $220,000 for research acquired from Genetics Institute, Inc. Excluding these items, 1992 net income was $1,370,738, and net income per common share was $4.36. Net income in 1987 excludes a provision related to Dalkon Shield claims of $1.75 billion recorded by A.H. Robins Company, Incorporated prior to its acquisition by the Company in 1989.

(2) The 1994 information reflects the acquisition of American Cyanamid Company for the one month ended December 31, 1994.

-----------------------------------------------------------------------------------------------------------


            1992           1991           1990           1989           1988            1987           1986
===========================================================================================================
      $7,873,687     $7,079,443     $6,775,182     $6,747,016     $6,401,454      $5,850,383     $5,683,507
       1,460,842      1,375,273      1,230,597      1,102,158        995,461         928,232        865,922
            4.65           4.36           3.92           3.54           3.22            2.98           2.73
            2.66          2.375           2.15           1.95           1.80            1.67           1.55

===========================================================================================================


      $4,552,077     $4,119,057     $3,826,075     $3,532,786     $3,256,494      $3,310,467     $3,249,404
       1,492,717      1,270,135      1,693,852      1,108,895      1,067,599       1,392,800      1,103,109
            3.05           3.24           2.26           3.19           3.05            2.38           2.95
       7,141,405      5,938,797      5,637,107      5,681,487      5,492,424       5,411,150      4,928,476
         601,934        104,710        111,430      1,895,796        100,057          90,076         70,815
       3,431,568      2,987,885      2,322,623      1,651,050      1,077,462       1,572,972      2,227,801

===========================================================================================================


          73,064         71,209         69,907         70,904         70,021          73,353         75,405
             780            870            931          1,021          1,110           1,187          1,314

         314,201        315,726        314,066        311,644        309,396         311,975        317,678
              43             51             57             64             71              77             87

===========================================================================================================


          50,653         47,938         48,700         50,816         51,464          50,623         49,896
      $1,575,615     $1,388,397     $1,398,721     $1,391,233     $1,284,208      $1,171,788     $1,045,691
         367,899        300,810        312,750        256,458        245,834         215,109        164,306
-----------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets

American Home Products Corporation and Subsidiaries
----------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)

December 31,                                                                                       1995           1994
======================================================================================================================
Assets

Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 1,802,397    $ 1,696,204
Marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       217,672        247,970
Accounts receivable less allowances (1995 - $135,609 and 1994 - $99,468)  . . . . . . . .     2,613,439      2,380,730
Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,301,953      2,246,150
Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,050,676      1,250,192
                                                                                            --------------------------
   Total Current Assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,986,137      7,821,246
Property, plant and equipment:
   Land   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       174,534        178,693
   Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,705,772      2,422,113
   Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,165,440      2,857,269
                                                                                            --------------------------
                                                                                              6,045,746      5,458,075
Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,085,411      1,646,145
                                                                                            --------------------------
                                                                                              3,960,335      3,811,930
Goodwill and other intangibles, net of accumulated amortization
   (1995 - $971,057 and 1994 - $705,399)  . . . . . . . . . . . . . . . . . . . . . . . .     8,649,985      9,181,129
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       766,466        860,507
                                                                                            --------------------------
                                                                                            $21,362,923    $21,674,812
                                                                                            --------------------------
======================================================================================================================
Liabilities

Loans payable to banks  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    72,217    $   113,284
Trade accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       980,114      1,042,468
Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,150,758      2,999,127
Accrued federal and foreign taxes on income . . . . . . . . . . . . . . . . . . . . . . .       353,159        463,207
                                                                                            --------------------------
   Total Current Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,556,248      4,618,086
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,808,757      9,973,240
Accrued postretirement benefit obligation . . . . . . . . . . . . . . . . . . . . . . . .       732,063        696,814
Other noncurrent liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,415,620      1,809,153
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       307,237        323,418

======================================================================================================================
Shareholders' Equity

$2 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized  .            85             91
Common stock, par value $.33 1/3 per share; 600,000,000 shares authorized
   (outstanding shares: 1995 - 313,700,000 and 1994 - 305,981,000)  . . . . . . . . . . .       104,567        101,994
Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,515,154      1,020,658
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,980,665      3,226,100
Currency translation adjustments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (57,473)       (94,742)
                                                                                            --------------------------
   Total Shareholders' Equity   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,542,998      4,254,101
                                                                                            --------------------------
                                                                                            $21,362,923    $21,674,812
                                                                                            --------------------------
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

American Home Products Corporation and Subsidiaries
-------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)

Years Ended December 31,                                            1995            1994           1993
Net Sales . . . . . . . . . . . . . . . . . . . . . . . . .  $13,376,089      $8,966,214     $8,304,851
                                                             ------------------------------------------
Cost of goods sold  . . . . . . . . . . . . . . . . . . . .    4,534,320       2,795,581      2,723,902
Selling, general and administrative expenses  . . . . . . .    4,974,253       3,175,684      2,922,579
Research and development expenses . . . . . . . . . . . . .    1,354,963         817,090        662,689
Interest expense (income), net  . . . . . . . . . . . . . .      514,920           8,756        (42,503)
Other (income) expense, net . . . . . . . . . . . . . . . .      (98,184)        (34,354)        45,519
Gain on sale of oral health care business . . . . . . . . .     (959,845)              -              -
Restructuring charges . . . . . . . . . . . . . . . . . . .      180,240         173,697              -
Special charges . . . . . . . . . . . . . . . . . . . . . .      436,724               -              -
                                                             ------------------------------------------
                                                              10,937,391       6,936,454      6,312,186
                                                             ------------------------------------------
Income before federal and foreign taxes on income . . . . .    2,438,698       2,029,760      1,992,665
Provision for taxes on income:
   Federal  . . . . . . . . . . . . . . . . . . . . . . . .      401,573         249,961        287,846
   Foreign  . . . . . . . . . . . . . . . . . . . . . . . .      356,707         251,545        235,519
                                                             ------------------------------------------
                                                                 758,280         501,506        523,365
                                                             ------------------------------------------
Net Income  . . . . . . . . . . . . . . . . . . . . . . . .  $ 1,680,418      $1,528,254     $1,469,300
                                                             ==========================================
Net Income per Share of Common Stock  . . . . . . . . . . .  $      5.42      $     4.97     $     4.73
                                                             ==========================================
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Retained Earnings and Additional Paid-in Capital

American Home Products Corporation and Subsidiaries
---------------------------------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)

Years Ended December 31,                                                                         1995          1994          1993
=================================================================================================================================
Retained Earnings

Balance, beginning of year  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $3,226,100    $2,884,244    $2,547,719
Add: Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,680,418     1,528,254     1,469,300
                                                                                           --------------------------------------
                                                                                            4,906,518     4,412,498     4,017,019
                                                                                           --------------------------------------
Less: Cash dividends declared:
   Preferred stock (per share:  1995 - 1993, $2.00)   . . . . . . . . . . . . . . . .              71            76            82
   Common stock (per share:  1995 - 1993, $3.02, $2.94, $2.86)  . . . . . . . . . . .         934,725       903,089       888,100
                                                                                           --------------------------------------
                                                                                              934,796       903,165       888,182
   Cost of treasury stock acquired, less amounts charged to capital . . . . . . . . .           6,544       272,061       244,593
                                                                                           --------------------------------------
                                                                                              941,340     1,175,226     1,132,775
                                                                                           --------------------------------------
Change in unrealized gain/(loss) on marketable securities . . . . . . . . . . . . . .          15,487       (11,172)            -
                                                                                           --------------------------------------
Balance, end of year  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $3,980,665    $3,226,100    $2,884,244
                                                                                           --------------------------------------
=================================================================================================================================
Additional Paid-in Capital

Balance, beginning of year  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $1,020,658    $1,014,911      $953,155
Add: Excess over par value of common stock issued . . . . . . . . . . . . . . . . . .         495,323        41,448        84,013
Less: Cost of treasury stock acquired, less amounts
   charged to retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . .             827        35,701        22,257
                                                                                           --------------------------------------
Balance, end of year  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $1,515,154    $1,020,658    $1,014,911
                                                                                           --------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

American Home Products Corporation and Subsidiaries
---------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Years Ended December 31,                                                                         1995          1994          1993
=================================================================================================================================
Operating Activities

Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 1,680,418   $ 1,528,254   $ 1,469,300
Adjustments to reconcile net income to
net cash provided from operating activities:
   Gains on sales of businesses   . . . . . . . . . . . . . . . . . . . . . . . . . .        (959,845)      (51,612)            -
   Restructuring and special charges  . . . . . . . . . . . . . . . . . . . . . . . .         616,964       173,697             -
   Gains on sales of other assets   . . . . . . . . . . . . . . . . . . . . . . . . .         (23,703)      (42,115)            -
   Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . . . . . .         679,221       306,169       241,068
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (145,070)      (92,259)      153,314
   Changes in working capital, net of businesses acquired or sold:
      Accounts receivable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (268,445)       13,972      (135,038)
      Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (111,147)     (157,072)       (8,341)
      Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (102,073)     (161,674)      (13,101)
      Trade accounts payable and accrued expenses . . . . . . . . . . . . . . . . . .         (85,331)      324,795        62,758
      Accrued taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (110,720)      121,807        27,333
   Other items, net   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         342,795       (16,040)     (115,905)
                                                                                          ---------------------------------------
Net cash provided from operating activities . . . . . . . . . . . . . . . . . . . . .     $ 1,513,064   $ 1,947,922   $ 1,681,388
                                                                                          ---------------------------------------
=================================================================================================================================
Investing Activities

Purchases of property, plant and equipment  . . . . . . . . . . . . . . . . . . . . .     $  (637,501)  $  (472,510)  $  (517,912)
Purchases of businesses for cash, net of cash acquired  . . . . . . . . . . . . . . .        (130,000)   (9,356,230)      (67,500)
Proceeds from sales of businesses . . . . . . . . . . . . . . . . . . . . . . . . . .       1,519,059       113,539        13,614
Proceeds from sales of other assets/(purchases of other assets), net  . . . . . . . .         526,988        75,435       (16,038)
Proceeds from marketable securities, net  . . . . . . . . . . . . . . . . . . . . . .          45,842        24,307         6,154
                                                                                          ---------------------------------------
Net cash provided from/(used for) investing activities  . . . . . . . . . . . . . . .     $ 1,324,388   $(9,615,459)  $  (581,682)
                                                                                          ---------------------------------------
=================================================================================================================================
Financing Activities

Net proceeds from commercial paper and notes  . . . . . . . . . . . . . . . . . . . .     $         -   $ 8,639,718   $   251,646
Net repayments of debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (2,205,550)            -             -
Dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (934,796)     (903,165)     (888,182)
Purchases of treasury stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (7,402)     (313,807)     (277,495)
Exercise of stock options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         469,763        37,805        69,255
Other items, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (58,502)      (46,413)            -
                                                                                          ---------------------------------------
Net cash provided from/(used for) financing activities  . . . . . . . . . . . . . . .      (2,736,487)    7,414,138      (844,776)
                                                                                          ---------------------------------------
Effects of exchange rates on cash balances  . . . . . . . . . . . . . . . . . . . . .           5,228        12,769       (10,857)
                                                                                          ---------------------------------------
Increase/(decrease) in cash and cash equivalents  . . . . . . . . . . . . . . . . . .         106,193      (240,630)      244,073
Cash and cash equivalents, beginning of year  . . . . . . . . . . . . . . . . . . . .       1,696,204     1,936,834     1,692,761
                                                                                          ---------------------------------------
Cash and cash equivalents, end of year  . . . . . . . . . . . . . . . . . . . . . . .     $ 1,802,397   $ 1,696,204   $ 1,936,834
                                                                                          ---------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

         1
Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of American Home Products Corporation and its subsidiaries (the Company). The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management.

         As of December 31, 1995, the Company owned approximately 63% of Genetics Institute, Inc. (G.I.) and 53% of Immunex Corporation. The Company holds an option to acquire the remaining shares of G.I. from the public shareholders until December 31, 1996 at prices escalating by approximately $1.84 per quarter, to $85 per share.

         Description of Business: The Company is a U.S.-based multi-national corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three business segments: health
care products, agricultural products and food   products. Health care products
include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, medical devices, and animal biologicals and pharmaceuticals. Agricultural products include crop protection and pest control products such as herbicides, insecticides, fungicides and plant growth regulators. Food products include entrees, side dishes, spreadable fruit products, snacks and other food products. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in 145 countries throughout the world. The Company is not dependent on any single or major group of customers for its sales.

         The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its revenues or profits. However, Premarin, the Company's conjugated estrogens product, which has not had patent protection for many years, does contribute significantly to sales and results of operations. See "Competition" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 49 for further details.

Cash and Cash Equivalents, for purposes of reporting cash flows, consists primarily of certificates of deposit, time deposits and other short-term, highly liquid securities and is stated at cost, which approximates fair value.

Marketable Securities consists of U.S. government or agency issues and corporate bonds and are stated at fair value, which approximates amortized cost. The fair values are estimated based on quoted market prices.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $688,736,000 at December 31, 1995 and $716,354,000 at December 31, 1994. Current value exceeded LIFO value by $66,367,000 and $70,206,000 at December 31, 1995 and 1994, respectively. The remaining inventories are valued under the first-in, first-out (FIFO) or the average cost method.

         Inventories at December 31 consisted of:

In thousands)                         1995           1994
---------------------------------------------------------
Finished goods  . . . . . . .   $1,142,174     $1,158,045
Work in progress  . . . . . .      567,437        525,269
Materials and supplies  . . .      592,342        562,836
                                -------------------------
                                $2,301,953     $2,246,150
                                =========================

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method.

Goodwill, the excess of cost over the fair value of net assets acquired, is being amortized on the straight-line method over various periods not exceeding 40 years. The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired based on the estimated cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

         During 1995, Statement of Financial Accounting Standards (SFAS) No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " was issued. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995 and is not expected to have a material impact on the Company's results of operations.

Long-Term Debt is stated at face value, which approximates fair value. The fair value of the Company's long-term debt is estimated based on market prices.

Interest Rate Swap and Foreign Currency Agreements: The Company enters into interest rate swap and foreign currency agreements to manage specifically identifiable risks. The Company does not speculate on interest or currency exchange rates. The fair value of interest rate swap and foreign currency agreements is based on market prices. The value represents the estimated amount the Company would receive/pay to terminate the agreements taking into consideration current interest rates or currency exchange rates.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current exchange rates with translation adjustments accumulated in shareholders' equity.

Net Income per Share of Common Stock is based on the average number of common shares outstanding during the year: 309,835,000 shares in 1995, 307,413,000 shares in 1994 and 310,668,000 shares in 1993. The dilutive effect of the Company's common share equivalents related to outstanding stock options was not considered in the calculations of net income per share of common stock since the effect was less than 3%. As a result, the presentation of fully diluted earnings per share is not shown.

Common Stock Split: There were 600,000,000 shares of common stock authorized at December 31, 1995. In January 1996, the Company's Board of Directors approved a stock split in the form of a 100% stock dividend, subject to shareholder approval of an increase in the number of authorized shares of common stock from 600,000,000 to 1,200,000,000 at the Company's annual meeting on April 23, 1996. The amount of outstanding shares and related per share amounts for the current and prior periods presented in the accompanying consolidated financial statements have not been adjusted retroactively to reflect the proposed common stock split.

Reclassifications: Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform with the 1995 presentation.


         2
Acquisitions and Divestitures

On November 21, 1994, the Company acquired substantially all the outstanding shares of American Cyanamid Company (ACY) for approximately $9.6 billion, including acquisition-related costs. The acquisition was accounted for under the purchase method of accounting, and, accordingly, ACY's operating results have been included with the Company's since December 1, 1994. Based upon a final evaluation of the fair values allocated to the net assets of ACY, the purchase price exceeded the net assets acquired by approximately $8.1 billion. The amount differs from the initial estimate of $8.5 billion due to additional adjustments in 1995 to the net assets of ACY.

         The following unaudited pro forma results of operations reflect the ACY acquisition as if it had occurred at the beginning of 1994 after including the impact of adjustments for interest expense on ACY acquisition debt, amortization of ACY goodwill and merger-related financing costs, and related income tax benefits:

(In thousands except per share amounts)              1994
---------------------------------------------------------
Sales . . . . . . . . . . . . . . . . . .     $13,500,376
Net income  . . . . . . . . . . . . . . .     $ 1,273,000
Net income per share of common stock  . .     $      4.14
---------------------------------------------------------

         The unaudited pro forma results are not necessarily indicative of what actually would have occurred if the ACY acquisition had been in effect for the period presented. Further, the pro forma results are not intended to be a projection of future results and do not reflect any integration costs, cost savings resulting from synergistic opportunities or the results of operations of other businesses acquired or disposed of in 1995 and 1994.

         In addition to the ACY acquisition, the Company divested various businesses and other assets as follows:

         In January 1995, the Company sold its South American oral health care business for approximately $1.0 billion, resulting in a pre-tax gain of $959,845,000. The net proceeds from the sale were used primarily to reduce the debt relating to the ACY acquisition. Net income and net income per share for 1995 include an after-tax gain of $623,870,000 or $2.01 per share related to this transaction.

         During 1995, the Company sold certain businesses and other assets acquired in the ACY acquisition for total pre-tax proceeds aggregating $956,004,000. Gains on the sales of these items reduced ACY acquisition-related goodwill. The businesses sold in 1995 were not material to the Company's consolidated financial position or results of operations.

         The Company had other acquisitions and divestitures during the 1993 - 1995 period, the effects of which, individually and in the aggregate, were not material to the Company's consolidated financial position or results of operations.


         3
Restructuring and Special Charges

In the 1995 third quarter, the Company recorded a restructuring charge of $180,240,000 ($117,156,000 after-tax) to recognize the costs of implementing the integration plan for the ACY acquisition related to American Home Products Corporation operations. The integration plan eliminates excess production capacity and facilities, reduces overhead and realigns the Company's resources to achieve its strategic objectives. The restructuring charge excluded costs associated with ACY personnel and facilities as these costs were included in the overall evaluation of net assets acquired from ACY.

         In the 1994 second quarter, the Company recorded a restructuring charge of $173,697,000 ($112,903,000 after-tax) to recognize the costs of consolidating the manufacturing, distribution and quality control functions for the U.S. pharmaceutical and consumer health care businesses.

         Since the implementation of these restructuring programs, the combined restructuring accruals have decreased by approximately $135,329,000 due to cash expenditures related primarily to severance and related outplacement costs, production and administrative facility closure costs, and noncash charges to reduce the carrying value of certain assets related to manufacturing operations. Since 1994, total workforce reductions related to all restructuring and integration plans have resulted in the elimination of approximately 6,900 positions worldwide.

         Special charges aggregating $436,724,000 ($308,317,000 after-tax) were recorded in the 1995 fourth quarter. The special charges included provisions for environmental liabilities related to ACY due to changes in estimates of $228,224,000 and provisions for other special charges of $208,500,000, including the shutdown and discontinuance of the U.S. infant nutritional business and other contingent liability adjustments. The U.S. infant nutritional business is not material to the Company's consolidated financial position or results of operations.


         4
Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

In thousands)                                 1995          1994
----------------------------------------------------------------
Commercial paper  . . . . . . . . . . . $4,749,680   $ 8,796,507
Notes payable:
   6.875% notes due 1997  . . . . . . .    250,000       250,000
   7.70% notes due 2000   . . . . . . .  1,000,000             -
   6.50% notes due 2002   . . . . . . .    250,000       250,000
   7.90% notes due 2005   . . . . . . .  1,000,000             -
   7.25% debentures due 2023  . . . . .    250,000       250,000
Pollution control and industrial
   revenue bonds:
   5.10% - 8.75% due 1996 - 2020  . . .    162,405       165,932
Sinking fund debentures:
   7.375% - 8.375% due 2001 - 2006  . .          -        95,129
Other debt:
   1.53% - 9.61% due 1996 - 2009  . . .    218,889       278,956
                                        ------------------------
                                         7,880,974    10,086,524
Less current portion  . . . . . . . . .     72,217       113,284
                                        ------------------------
                                        $7,808,757   $ 9,973,240
                                        ========================

         In connection with the acquisition of ACY, the Company and certain of its subsidiaries issued short-term notes (commercial paper), of which $4.7 billion was outstanding at December 31, 1995. The weighted average interest rate on the commercial paper outstanding at December 31, 1995 and 1994 was 5.69% and 6.06%, respectively. The commercial paper has original maturities not exceeding 270 days and a weighted average remaining maturity of 44 days as of December 31, 1995.

         The commercial paper is supported by two credit agreements, established in 1994 to finance the acquisition of ACY, among the Company and certain of its subsidiaries and a syndicate of lenders. The credit facilities were composed initially of a $3.0 billion, five-year credit facility and a $7.0 billion, 364-day credit facility. In 1995, the $10.0 billion of credit facilities were amended to $7.0 billion of credit facilities consisting of a $3.0 billion, five-year credit facility and a $4.0 billion, 364-day credit facility which may be renewed annually with the consent of the majority lenders for an additional 364-day period. Under the terms of the credit facility, if the 364-day credit facility is utilized, the borrowing is extendible for another 364-day period at the option of the Company.

         The interest rate on borrowings under the credit facilities is based on various rate options available to the Company. The proceeds of the credit facilities may be used to support commercial paper and the Company's general corporate and working capital purposes. The credit facilities contain a financial covenant and various other customary covenants, representations, warranties, conditions and default provisions. As of December 31, 1995, there were no borrowings outstanding under the credit facilities. Commercial paper outstanding at December 31, 1995 is classified as long-term since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper, through the use of its credit facilities or through the issuance of long-term debt.

         In February 1995, the Company issued, under a $3.5 billion shelf registration statement, $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005. Net proceeds from these issuances were used to repay commercial paper. The non-callable notes, which have semiannual interest payments due on February 15 and August 15, are unsecured and unsubordinated.

         The 6.875% and 6.50% non-callable notes have semiannual interest payments due on April 15 and October 15. The 7.25% non-callable debentures have semiannual interest payments due on March 1 and September 1. These notes payable are unsecured and unsubordinated.

         The aggregate maturities of debt during the next five years as of December 31, 1995 are as follows:

(In thousands)
---------------------------------------------------------
1996  . . . . . . . . . . . . . . . . . . .    $   72,217
1997  . . . . . . . . . . . . . . . . . . .       293,135
1998  . . . . . . . . . . . . . . . . . . .        60,652
1999  . . . . . . . . . . . . . . . . . . .        20,697
2000  . . . . . . . . . . . . . . . . . . .     1,024,599
Thereafter  . . . . . . . . . . . . . . . .     1,659,994
                                               ----------
                                                3,131,294
Commercial paper  . . . . . . . . . . . . .     4,749,680
                                               ----------
Total debt  . . . . . . . . . . . . . . . .    $7,880,974
                                               ==========

         Interest payments in connection with the Company's debt obligations for the years ended December 31, 1995, 1994 and 1993 amounted to $655,111,000, $114,831,000 and $55,215,000, respectively.

         In October 1994, the Company entered into $4.75 billion notional amount of simple, unleveraged interest rate swap agreements as a means of (1) locking in the underlying U.S. treasury security rates to be paid in connection with long-term debt planned to be issued during 1995 and (2) converting a portion of the commercial paper issued in connection with the acquisition of ACY from a floating rate obligation to a fixed rate obligation.

         The swap agreements are contracts under which the Company pays a fixed rate of interest and receives a floating rate of interest over the term of the swap agreements without the exchange of the underlying notional amounts. During 1995, the weighted average interest rates paid and received on these agreements were 7.8% and 6.0%, respectively. The swap agreements have maturities ranging from 1996 to 2005.

         In February 1995, the Company terminated $2.0 billion of interest rate swap agreements in connection with the $2.0 billion issuance of five- and 10-year notes, as discussed above. The effect of terminating these swap agreements was deferred and is being amortized to interest expense over the five- and 10-year terms of the related notes. At December 31, 1995, the fair value of the remaining $2.75 billion of interest rate swap agreements was a payable of $216,906,000.

         The Company enters into foreign exchange forward contracts as part of its management of foreign currency exposures. The Company does not engage in speculation on foreign currency. At December 31, 1995 and 1994, the Company had notional amounts of $458,900,000 and $312,100,000, respectively, of foreign exchange forward contracts outstanding. The notional amounts of foreign exchange forward contracts approximate fair value.

         The Company believes that the risk of loss associated with the interest rate or foreign currency agreements, from either non-performance by the counterparties or due to fluctuations in interest or foreign exchange rates, is not material to results of operations.


         5
Employee Benefit Plans

Pension Plans: The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1995, 1994 and 1993 was $139,329,000, $90,395,000 and $69,741,000, respectively. The Company sponsors defined benefit plans for most domestic and certain foreign locations. Pension plan benefits for the defined benefit plans are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund all current and prior year service costs under defined benefit retirement plans, and substantially all liabilities for accrued vested and nonvested benefits have been fully funded. The Company also sponsors defined contribution plans for most domestic and certain foreign locations. Contributions to the defined contribution plans are based on a percentage of employees' compensation. Pension expense recognized for these plans totaled $64,682,000 in 1995, $43,029,000 in 1994 and $34,487,000 in 1993.

         Prior to the ACY acquisition, ACY had various pension plans covering substantially all employees in the United States, Canada and certain European locations. Effective December 31, 1994, ACY's U.S. Employee Retirement Plan was merged with the Company's U.S. pension plan.

         Net periodic pension cost of defined benefit pension plans was as follows (principally U.S. pension plans):

(In thousands)                                1995          1994          1993
------------------------------------------------------------------------------
Service cost on benefits earned
   during the year  . . . . . . . . . .  $  55,283     $  35,642     $  31,520
Interest cost on projected
   benefit obligation   . . . . . . . .    180,859        69,598        59,485
Actual (return) loss on plan
   assets   . . . . . . . . . . . . . .   (490,286)       62,498      (113,393)
Net amortization and deferral . . . . .    328,791      (120,372)       57,642
                                         -------------------------------------
Net periodic pension cost . . . . . . .  $  74,647     $  47,366     $  35,254
                                         =====================================

         The actuarial present value of benefit obligations and funded status of the Company's defined benefit pension plans, as of December 31, was as follows (principally U.S. pension plans):

(In thousands)                                              1995          1994
------------------------------------------------------------------------------
Benefit obligations:
   Vested benefits  . . . . . . . . . . . . . . . .   $2,126,995    $2,062,791
   Nonvested benefits   . . . . . . . . . . . . . .       85,840        89,103
                                                      ------------------------
Accumulated benefit obligation  . . . . . . . . . .    2,212,835     2,151,894
Effect on benefits from projected
   compensation increases   . . . . . . . . . . . .      244,943       276,139
                                                      ------------------------
Projected benefit obligation  . . . . . . . . . . .    2,457,778     2,428,033
Plan assets at fair value, primarily
   listed stocks and bonds  . . . . . . . . . . . .    2,281,772     2,053,595
                                                      ------------------------
Projected benefit obligation in
   excess of plan assets  . . . . . . . . . . . . .      176,006       374,438
Unrecognized net gain (loss)  . . . . . . . . . . .      171,404       (36,235)
Unrecognized net transition obligation  . . . . . .       (5,499)       (3,787)
Unrecognized prior service cost . . . . . . . . . .        5,925       (18,991)
                                                      ------------------------
Net pension liability . . . . . . . . . . . . . . .   $  347,836    $  315,425
                                                      ========================

         The change in the unrecognized net gain (loss) in 1995 is due primarily to the deferral of the difference between the expected return on plan assets and the actual return on plan assets, offset partially by an unrecognized loss due to the decrease in the discount rate.

         Assumptions used in developing the projected benefit obligation as of December 31 were as follows:

                                              1995          1994          1993
------------------------------------------------------------------------------
Discount rate . . . . . . . . . . . . .        7.5%          8.5%          7.5%
Rate of increase in compensation  . . .        4.0%          5.0%          4.5%
Rate of return on plan assets . . . . .        9.0%      8.5-9.0%          8.5%
------------------------------------------------------------------------------

Postretirement Benefits: The Company provides postretirement health care and life insurance benefits for retired employees of most domestic locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

         Prior to the ACY acquisition, ACY had various postretirement benefit plans covering substantially all employees in the United States and Canada. Effective December 31, 1995, ACY's U.S. postretirement plan was combined with the Company's U.S. postretirement plan.

         Net periodic postretirement health care cost includes the following components:

(In thousands)                                1995          1994          1993
------------------------------------------------------------------------------
Service cost on benefits
   earned during the year   . . . . . .    $15,057       $13,447        $9,759
Interest cost on accumulated
   postretirement benefit
   obligation (APBO)  . . . . . . . . .     61,693        31,612        26,765
Net amortization  . . . . . . . . . . .        290         6,016         1,230
                                           -----------------------------------
Net periodic postretirement
   health care cost   . . . . . . . . .    $77,040       $51,075       $37,754
                                           ===================================

         The APBO as of December 31 was as follows:

(In thousands)                                              1995          1994
------------------------------------------------------------------------------
Retirees  . . . . . . . . . . . . . . . . . . . . .     $540,404      $538,617
Fully eligible active
   participants   . . . . . . . . . . . . . . . . .      118,505       147,852
Other active participants . . . . . . . . . . . . .      164,500       144,156
                                                        ----------------------
APBO  . . . . . . . . . . . . . . . . . . . . . . .      823,409       830,625
Unrecognized net loss . . . . . . . . . . . . . . .      (33,300)      (78,811)
Unrecognized prior service cost . . . . . . . . . .       (3,046)            -
                                                        ----------------------
Accrued postretirement
   benefit obligation   . . . . . . . . . . . . . .      787,063       751,814
Less current portion  . . . . . . . . . . . . . . .       55,000        55,000
                                                        ----------------------
                                                        $732,063      $696,814
                                                        ======================

         Assumptions used in developing the APBO were as follows:

                                              1995          1994          1993
------------------------------------------------------------------------------
Discount rate . . . . . . . . . . . . .        7.5%          8.5%          7.5%
Increase in per capita cost of
   health care benefits
   that gradually decreases
   over 10 years and is held
   constant thereafter  . . . . . . . .      10%-6%      10.5%-6%        11%-6%
------------------------------------------------------------------------------

         A one percentage point increase in the assumed health care cost trend rates would increase the APBO as of December 31, 1995 by approximately $101,598,000, and the total of the service and interest cost components of the net periodic postretirement health care cost would increase by approximately $9,932,000.

         6
Other Noncurrent Liabilities

Other noncurrent liabilities include reserves for contingencies relating to income taxes, environmental matters, product liability and other litigation, as well as Management Incentive Plan and other employee benefit liabilities. Other noncurrent liabilities also include reserves for restructurings, integration and special charges as discussed in Note 3.

         The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. As of December 31, 1995, the Company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 70 Superfund sites. Thirty-five of these sites are the result of acquiring ACY. These sites exclude sites for which full liability was assumed by Cytec Industries Inc. (Cytec), which was spun off by ACY in 1993, but include certain sites for which there is shared responsibility between ACY and Cytec.

         In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. It is the Company's policy to accrue environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. As investigations and cleanups proceed, these liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $467,800,000 and $248,772,000 at December 31, 1995 and 1994, respectively. As discussed in Note 3, during 1995, a provision of $228,224,000 was recorded for environmental liabilities related to ACY due to changes in estimates. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of the payments. See Note 11 for a discussion of contingencies.

         The Company's Management Incentive Plan provides for cash and deferred contingent common stock awards to key employees. The maximum shares issuable under the plan are 12,000,000 shares of common stock, of which 8,900,968 have been awarded through December 31, 1995. Deferred contingent common stock awards plus accrued dividends totaling 421,126 shares were outstanding at December 31, 1995. Awards for 1995, which included ACY participants, amounted to $52,909,000, which included deferred contingent common stock of $10,197,000 (106,271 shares). Total participants in the plan increased to 2,360 employees in 1995 versus 1,429 in the prior year due primarily to the addition of ACY participants. Awards for 1994 were $35,842,000, which included deferred contingent common stock of $6,513,000 (102,398 shares). Awards for 1993 amounted to $31,266,000, which included deferred contingent common stock of $7,120,000 (101,348 shares).


         7
Capital Stock

There were 600,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 1995. Of the authorized preferred shares, there is a series of shares (34,142 outstanding), which is designated as $2 convertible preferred stock. Each share of the $2 series is convertible at the option of the holder into nine shares of common stock. This series may be called for redemption at $60 per share plus accrued dividends. See Note 1 for a discussion of the proposed stock split approved by the Company's Board of Directors on January 25, 1996.

         Changes in outstanding common shares during 1995, 1994 and 1993 are summarized as follows:

(In thousands)                                1995          1994          1993
------------------------------------------------------------------------------
Balance, beginning of year  . . . . . .    305,981       310,326       313,048
Issued for stock options and
   Management Incentive Plan  . . . . .      7,792           958         1,754
Conversions of preferred stock
   (2,371, 3,624 and 3,011
   shares in 1995, 1994
   and 1993, respectively)  . . . . . .         21            33            27
Purchase of shares for treasury . . . .        (94)       (5,336)       (4,503)
                                           -----------------------------------
Balance, end of year  . . . . . . . . .    313,700       305,981       310,326
                                           ===================================

         8
Stock Options

The Company has three Stock Option Plans - 1985, 1980 and 1978 - and two Stock Incentive Plans - 1993 and 1990. Under the 1993 and 1990 plans, a maximum of 14,000,000 and 12,000,000 options to purchase shares, respectively, may be granted at prices not less than 100% of the fair market value at the date of option grant. No further grants will be made under the 1985, 1980 and 1978 plans. At December 31, 1995, 1,566,560 shares were available for future grants under the 1993 and 1990 plans. In January 1996, the Board of Directors adopted, subject to shareholder approval at the Company's annual meeting on April 23, 1996, the 1996 Stock Incentive Plan under which 15,000,000 shares are available for future grants.

         The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. The plans provide for the granting of Stock Appreciation Rights (SAR), which permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised. During 1995, SARs were granted to executive officers in tandem with outstanding and newly granted stock options at the exercise price of the underlying option. SARs in tandem with options covering 2,113,635 shares were outstanding and exercisable at December 31, 1995. During 1995, a pre-tax charge of $62,716,000 was incurred related to SARs due to an increase in the market price of the Company's stock and the increased number of outstanding SARs.

         The 1996, 1993 and 1990 plans, among other things, provide for the issuance of up to 2,000,000 of the available options as restricted stock performance awards under each plan. Restricted stock performance awards representing 26,100 and 54,400 units were granted in 1995 and 1994, respectively, under the plans to certain key executives. These units will be converted to shares of restricted stock based on the achievement of certain performance criteria over a three-year period of restriction.

         Transactions involving the plans are summarized as follows:

Option Shares                                               1995          1994
------------------------------------------------------------------------------
Outstanding January 1 . . . . . . . . . . . . . . .   21,468,032    21,340,924
Granted . . . . . . . . . . . . . . . . . . . . . .   10,419,750     1,984,050
Canceled  . . . . . . . . . . . . . . . . . . . . .     (408,540)     (971,380)
Exercised (1995 - $31.75 to
   $79.31 per share)  . . . . . . . . . . . . . . .   (7,735,850)     (885,562)
                                                      ------------------------
Outstanding December 31
   (1995 - $35.59 to
   $91.31 per share)  . . . . . . . . . . . . . . .   23,743,392    21,468,032
                                                      ========================
Exercisable December 31 . . . . . . . . . . . . . .   13,601,742    19,379,282
                                                      ========================

         In April 1994, the shareholders approved the Restricted Stock Plan for Non-Employee Directors. Under the plan, a maximum of 25,000 restricted shares may be granted to non-employee directors at not less than 100% of the fair market value at the date of grant. The restricted shares will not be delivered until the end of the restricted period which does not exceed five years.

         During 1995, SFAS No. 123 - "Accounting for Stock-Based Compensation" was issued. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995 and will have no impact on the Company's results of operations.


         9
Interest Expense (Income), Net

Interest expense (income), net in the Consolidated Statements of Income includes interest income of $150,101,000, $106,430,000 and $89,677,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

         10
Income Taxes

The provision for income taxes consisted of:

(In thousands)                                1995          1994          1993
------------------------------------------------------------------------------
Current:
   Domestic   . . . . . . . . . . . . .   $545,434      $351,581      $150,916
   Foreign  . . . . . . . . . . . . . .    357,916       242,184       219,135
                                          ------------------------------------
                                           903,350       593,765       370,051
Deferred:
   Domestic   . . . . . . . . . . . . .   (143,861)     (101,620)      136,930
   Foreign  . . . . . . . . . . . . . .     (1,209)        9,361        16,384
                                          ------------------------------------
                                          (145,070)      (92,259)      153,314
                                          ------------------------------------
                                          $758,280      $501,506      $523,365
                                          ====================================

         Deferred tax assets (liabilities), inclusive of a valuation allowance for deferred tax assets, were reflected in the consolidated balance sheets at December 31 as follows:

(In thousands)                                              1995          1994
------------------------------------------------------------------------------
Net current deferred tax assets . . . . . . . . . .   $  638,291      $629,205
Net noncurrent deferred tax assets  . . . . . . . .      374,839       345,730
                                                      ------------------------
Net deferred tax assets . . . . . . . . . . . . . .   $1,013,130      $974,935
                                                      ========================

         Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves which currently are not deductible for tax purposes. Deferred tax liabilities result principally from temporary differences in the recognition of gains and losses from certain investments and from the use, for tax purposes, of accelerated depreciation.

         The components of the Company's deferred tax assets and liabilities at December 31 are as follows:

(In thousands)                                              1995          1994
------------------------------------------------------------------------------
Deferred tax assets:
  Product and environmental liabilities
     and other operating accruals   . . . . . . . .   $  675,180    $  630,272
  Postretirement and other
     employee benefits  . . . . . . . . . . . . . .      478,177       422,458
  Net operating loss and other tax
     credit carryforwards   . . . . . . . . . . . .      125,950       167,464
  Restructuring and
     reorganization accruals  . . . . . . . . . . .      346,927       306,804
  Inventory reserves  . . . . . . . . . . . . . . .      131,657       118,817
  Investments and advances  . . . . . . . . . . . .       54,402       163,794
  Other . . . . . . . . . . . . . . . . . . . . . .       67,757       133,592
                                                      ------------------------
Total deferred tax assets . . . . . . . . . . . . .   $1,880,050    $1,943,201
                                                      ------------------------
Deferred tax liabilities:
  Investments   . . . . . . . . . . . . . . . . . .   $ (228,394)   $ (235,866)
  Depreciation    . . . . . . . . . . . . . . . . .     (315,124)     (207,637)
  Pension benefits    . . . . . . . . . . . . . . .      (65,218)      (79,999)
  Other   . . . . . . . . . . . . . . . . . . . . .      (51,540)     (193,788)
                                                      ------------------------
Total deferred tax liabilities  . . . . . . . . . .   $ (660,276)   $ (717,290)
                                                      ------------------------
Deferred tax asset
  valuation allowance   . . . . . . . . . . . . . .     (206,644)     (250,976)
                                                      ------------------------
Net deferred tax assets . . . . . . . . . . . . . .   $1,013,130    $  974,935
                                                      ========================

         Valuation allowances have been established for certain deferred tax assets related to net operating loss carryforwards, reorganizations, product and environmental liabilities, and portions of other deferred tax assets as the Company determined that it was more likely than not that these benefits will not be realized. During 1995, the valuation allowance decreased by $44,332,000 due primarily to the reversal of allowances of $89,936,000 on investments which were sold during the year. These decreases were offset partially by additional allowances of $45,604,000 for deferred tax assets related to net operating loss carryforwards and environmental liabilities. During 1994, the valuation allowance increased by $159,613,000 as reductions in these reserves of $68,929,000 were more than offset by increases of $228,542,000 as a result of the ACY acquisition. During 1993, the valuation allowance was reduced by $9,961,000.

         A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

Tax Rate                                      1995          1994          1993
------------------------------------------------------------------------------
U.S. statutory rate . . . . . . . . . .       35.0%         35.0%         35.0%
Effect of Puerto Rico and Ireland
   manufacturing operations   . . . . .       (6.4)         (5.5)         (6.1)
Research credits  . . . . . . . . . . .        (.6)         (1.2)         (1.3)
ACY goodwill amortization   . . . . . .        3.3             -             -
Other, net  . . . . . . . . . . . . . .        (.2)         (3.6)         (1.3)
                                              --------------------------------
Effective tax rate  . . . . . . . . . .       31.1%         24.7%         26.3%
                                              ================================

         The higher effective tax rate in 1995 was due primarily to nondeductible goodwill amortization related to the ACY acquisition and the reversal of certain tax reserves that no longer were deemed necessary in 1994.

         Total income tax payments for the years ended December 31, 1995, 1994 and 1993 amounted to $992,393,000, $536,854,000 and $335,102,000, respectively.


         11
Contingencies

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business (see Note 6 for a discussion of environmental matters). It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

         The Company has entered into an agreement to settle the class action case in the Brand Name Prescription Drug Antitrust Litigation relating to claims made by certain retail pharmacies against the Company. The settlement agreement is subject to court approval. The Company continues to be a defendant in the remaining cases in this litigation. The Company believes it has complied with the antitrust laws and other applicable laws and has settled this matter in order to avoid the costs and risks of litigation. The proposed settlement is not an admission of any violation of law. The Company had accrued for the costs of this proposed settlement at December 31, 1995.

         The Company is self-insured against ordinary product liability risks and has liability coverage in excess of certain limits from various insurance carriers.

         In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with these proceedings will not have a material adverse effect on the Company's financial position but could be material to the results of operations in any one accounting period.


         12
Company Data by Industry Segment

(In millions)
Years Ended December 31,                      1995          1994          1993
------------------------------------------------------------------------------
Net Sales to Customers
------------------------------------------------------------------------------
Health Care Products:
   Pharmaceuticals  . . . . . . . . . .  $ 7,521.2     $ 5,180.8     $ 4,774.6
   Consumer Health Care   . . . . . . .    1,994.8       1,821.2       1,743.0
   Medical Devices  . . . . . . . . . .    1,131.4         883.6         851.5
                                         -------------------------------------
                                          10,647.4       7,885.6       7,369.1
Agricultural Products . . . . . . . . .    1,909.8          83.3             -
Food Products . . . . . . . . . . . . .      818.9         997.3         935.8
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $13,376.1     $ 8,966.2     $ 8,304.9
                                         =====================================

Income before Taxes
------------------------------------------------------------------------------
Health Care Products(2)(4)(5)(6)(7) . .  $ 2,873.4     $ 1,828.9     $ 1,836.7
Agricultural Products(2)  . . . . . . .      284.0           8.7             -
Food Products . . . . . . . . . . . . .       59.1         155.6         152.4
Corporate(3)(4)(7)  . . . . . . . . . .     (777.8)         36.6           3.6
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $ 2,438.7     $ 2,029.8     $ 1,992.7
                                         =====================================

Total Assets at December 31(1)
------------------------------------------------------------------------------
Health Care Products  . . . . . . . . .  $12,584.8     $13,026.2     $ 5,165.3
Agricultural Products . . . . . . . . .    4,671.2       4,616.1             -
Food Products . . . . . . . . . . . . .      485.9         558.8         504.4
Corporate . . . . . . . . . . . . . . .    3,621.0       3,473.7       2,017.7
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $21,362.9     $21,674.8     $ 7,687.4
                                         =====================================

Depreciation and Amortization Expense
------------------------------------------------------------------------------
Health Care Products(2) . . . . . . . .  $   488.2     $   258.7     $   214.4
Agricultural Products(2)  . . . . . . .      141.0          14.7             -
Food Products . . . . . . . . . . . . .       23.8          19.1          16.9
Corporate . . . . . . . . . . . . . . .       26.2          13.7           9.8
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $   679.2     $   306.2     $   241.1
                                         =====================================

Capital Expenditures
------------------------------------------------------------------------------
Health Care Products  . . . . . . . . .  $   521.4     $   424.4     $   416.3
Agricultural Products . . . . . . . . .       52.1           6.3             -
Food Products . . . . . . . . . . . . .       26.4          35.5          24.9
Corporate   . . . . . . . . . . . . . .       37.6           6.3          76.7
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $   637.5     $   472.5     $   517.9
                                         =====================================

Company Data by Geographic Segment

(In millions)
Years Ended December 31,                      1995          1994          1993
------------------------------------------------------------------------------
Net Sales to Customers
------------------------------------------------------------------------------
United States . . . . . . . . . . . . .  $ 7,929.1     $ 5,908.0     $ 5,695.8
Europe and Africa . . . . . . . . . . .    3,111.2       1,422.7       1,196.6
Canada and Latin America  . . . . . . .    1,292.1       1,022.4         897.7
Asia and Australia  . . . . . . . . . .    1,043.7         613.1         514.8
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $13,376.1     $ 8,966.2     $ 8,304.9
                                         =====================================

Income before Taxes
------------------------------------------------------------------------------
United States(2)(3)(4)(5)(6)(7) . . . .  $   736.9     $ 1,353.0     $ 1,465.7
Europe and Africa(2)(5) . . . . . . . .      535.6         295.7         224.0
Canada and Latin America(2)(4)(5) . . .    1,031.3         269.1         214.9
Asia and Australia(2)(5)  . . . . . . .      134.9         112.0          88.1
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $ 2,438.7     $ 2,029.8     $ 1,992.7
                                         =====================================

Total Assets at December 31(1)
------------------------------------------------------------------------------
United States . . . . . . . . . . . . .  $14,746.0     $14,794.5     $ 5,736.6
Europe and Africa . . . . . . . . . . .    3,894.2       4,098.6       1,075.7
Canada and Latin America  . . . . . . .    1,547.4       1,517.5         467.5
Asia and Australia  . . . . . . . . . .    1,175.3       1,264.2         407.6
                                         -------------------------------------
Consolidated Total  . . . . . . . . . .  $21,362.9     $21,674.8     $ 7,687.4
                                         =====================================


(1) 1995 includes net goodwill of approximately $7,841.5 related to the purchase of ACY identified as follows: Health Care Products - $4,509.6, Agricultural Products - $3,331.9, United States - $5,042.1, Europe and Africa - $1,717.3, Canada and Latin America - $588.1, Asia and Australia - $494.0 (see Note 2).

         1994 includes net goodwill of approximately $8,495.0 related to the purchase of ACY identified as follows: Health Care Products - $4,907.8, Agricultural Products - $3,442.2, Corporate - $145.0, United States - $5,461.4, Europe and Africa - $1,906.1, Canada and Latin America - $614.8, Asia and Australia - $512.7 (see Note 2).

(2) 1995 includes ACY goodwill amortization of $258.9 identified as follows:
    Health Care Products - $155.8, Agricultural Products - $103.1, United States - $156.7, Europe and Africa - $61.2, Canada and Latin America - $23.3, Asia and Australia - $17.7 (see Note 2).

         1994 includes ACY goodwill amortization of $19.1 identified as follows: Health Care Products - $11.0, Agricultural Products - $8.1, United States - $12.3, Europe and Africa - $4.2, Canada and Latin America - $1.4, Asia and Australia - $1.2 (see Note 2).

(3) 1995 includes ACY acquisition-related interest expense of $559.1 identified as follows:

    Corporate - $559.1 and United States - $559.1 (see Note 4).

         1994 includes ACY acquisition-related interest expense of $55.6 identified as follows: Corporate - $55.6 and United States $55.6 (see
    Note 4).

(4) 1995 includes the gain on sale of South American oral health care business of $959.8 identified as follows: Health Care Products - $814.9, Corporate
    - $144.9, United States - $144.9, Canada and Latin America - $814.9  (see
    Note 2).

(5) 1995 includes the restructuring charge of $180.2 identified as follows:
    Health Care Products - $180.2, United States - $66.2, Europe and Africa - $100.3, Canada and Latin America - $9.1, Asia and Australia - $4.6 (see
    Note 3).

(6) 1994 includes the restructuring charge of $173.7 identified as follows:
    Health Care Products - $173.7 and United States - $173.7 (see Note 3).

(7) 1994 includes gains on sales of assets of $75.8 identified as follows:
    Health Care Products - $32.8, Corporate - $43.0, United States - $75.8.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of American Home Products
Corporation:

We have audited the accompanying consolidated balance sheets of American Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, additional paid-in capital and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Arthur Andersen LLP
New York, N.Y.
January 24, 1996


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


John R. Stafford                Robert G. Blount
Chairman, President and         Senior Executive Vice
Chief Executive Officer         President and Chief
                                Financial Officer

Quarterly Financial Data


--------------------------------------------------------------------------------------------------------
                                       First Quarter    Second Quarter     Third Quarter  Fourth Quarter
(In thousands except per share amounts)         1995              1995              1995            1995
--------------------------------------------------------------------------------------------------------
Net Sales . . . . . . . . . . . . . . .   $3,491,029        $3,299,300        $3,257,789      $3,327,971
Gross Profit  . . . . . . . . . . . . .    2,246,001         2,092,552         2,187,197       2,316,019
Net Income  . . . . . . . . . . . . . .    1,022,620(1)        299,608           276,526(2)       81,664(3)
Net Income per Common Share . . . . . .   $     3.33(1)     $     0.97        $     0.89(2)   $     0.26(3)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                       First Quarter    Second Quarter     Third Quarter  Fourth Quarter
                                                1994              1994              1994            1994
--------------------------------------------------------------------------------------------------------
Net Sales . . . . . . . . . . . . . . .   $2,144,045        $1,977,853        $2,258,525      $2,585,791
Gross Profit  . . . . . . . . . . . . .    1,486,580         1,349,958         1,523,522       1,810,573
Net Income  . . . . . . . . . . . . . .      415,800           299,981           412,985         399,488
Net Income per Common Share . . . . . .   $     1.34        $     0.98        $     1.35      $     1.30
--------------------------------------------------------------------------------------------------------

(1) First quarter 1995 includes an after-tax gain of $623,870 ($2.03 per share) on the sale of the South American oral health care business.

(2) Third quarter 1995 includes an after-tax restructuring charge of $117,156 ($.38 per share) to record the costs of implementing the integration plan for the ACY acquisition related to American Home Products Corporation operations.

(3) Fourth quarter 1995 includes after-tax special charges of $308,317 ($.99 per share) to record provisions for ACY environmental liabilities due to changes in estimates and provisions for other special charges, including the shutdown and discontinuance of the U.S. infant nutritional business.


Market Prices of Common Stock and Dividends

                                              1995 Range of Prices*          1994 Range of Prices*
----------------------------------------------------------------------   ----------------------------
                                                             Dividends                      Dividends
                                              High      Low  per Share      High      Low   per Share
-----------------------------------------------------------------------------------------------------
First Quarter . . . . . . . . . . . . .     $76.38   $61.75      $0.75    $65.75   $57.25       $0.73
Second Quarter  . . . . . . . . . . . .      79.75    71.50       0.75     60.50    55.63        0.73
Third Quarter . . . . . . . . . . . . .      87.50    73.63       0.75     60.50    55.38        0.73
Fourth Quarter  . . . . . . . . . . . .      99.88    83.50       0.77     67.25    58.00        0.75
-----------------------------------------------------------------------------------------------------

* Prices are those of the New York Stock Exchange - Composite Transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 30 to 43.


Results of Operations

Effective December 1, 1994, the Company consolidated the results of operations of American Cyanamid Company (ACY). As a result, significant variations exist when the results for the year ended 1995 are compared with those for the year ended 1994 since the Company's 1995 operating results reflect ACY's operating results and related acquisition interest expense and goodwill amortization for the full year. Accordingly, management's discussion and analysis of results of operations for the year ended 1995 has been presented, for the most part, on a pro forma basis, including the sales of ACY and other acquired businesses as of January 1, 1994 and excluding the sales of businesses disposed of in 1995 and 1994. The 1994 pro forma results of operations include the impact of adjustments for interest expense on ACY acquisition debt, amortization of ACY goodwill and merger-related financing costs, and related income tax benefits. The 1994 pro forma results of operations are not necessarily indicative of what actually would have occurred if the ACY acquisition had taken place on January 1, 1994 and do not reflect any integration costs, cost savings from merger-related synergies or the results of operations of other businesses acquired or disposed of in 1995 and 1994.

         Management's discussion and analysis of results of operations for the year ended 1994 has been presented on an as-reported basis excluding ACY's operating results for the month of December 1994 and sales of businesses disposed of in 1994.

         Net sales increased 49% to $13.4 billion in 1995 on an as-reported basis. On a pro forma basis, consolidated net sales increased 4% for the year ended 1995. The results reflect higher sales of international health care and worldwide agricultural products, offset partially by lower sales of domestic food and health care products. The increase in 1995 sales was composed of volume increases of 2%, price increases of 1% and favorable foreign exchange of 1%. Worldwide sales of health care products increased 4%, agricultural products increased 18% and food products decreased 18% in 1995.

         Net sales increased 8% to $9.0 billion in 1994 on an as-reported basis. Excluding the impact of ACY, net sales for the year ended 1994 increased 4%. The increase of 4% was composed of unit volume growth of 2% and price increases of 2%. Foreign exchange had less than a 1% effect on the Company's consolidated worldwide sales for 1994. Worldwide sales of health care products increased 4%, and food products increased 7% in 1994.

         The following table sets forth net sales results by industry segment and geographic segment together with percentage changes of the "As-Reported" and "Pro Forma" net sales:


                                                                                          As-Reported           Pro Forma
($ in Millions)                                           Year Ended December 31,          % Increase          % Increase
Net Sales to Customers                                  1995                1994           (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
Industry Segment
   Health Care Products:
     Pharmaceuticals  . . . . . . . . . . . . . .  $ 7,521.2            $5,180.8                   45%                  4%
     Consumer Health Care   . . . . . . . . . . .    1,994.8             1,821.2                   10%                  4%
     Medical Devices  . . . . . . . . . . . . . .    1,131.4               883.6                   28%                  3%
                                                   -----------------------------
   Total Health Care Products   . . . . . . . . .   10,647.4             7,885.6                   35%                  4%
   Agricultural Products  . . . . . . . . . . . .    1,909.8                83.3                    -                  18%
   Food Products  . . . . . . . . . . . . . . . .      818.9               997.3                 (18)%               (18)%
                                                   -----------------------------
   Consolidated Net Sales   . . . . . . . . . . .  $13,376.1            $8,966.2                   49%                  4%
                                                   =============================

Geographic Segment
   United States  . . . . . . . . . . . . . . . .  $ 7,929.1            $5,908.0                   34%                (2)%
   Europe and Africa  . . . . . . . . . . . . . .    3,111.2             1,422.7                  119%                 20%
   Canada and Latin America   . . . . . . . . . .    1,292.1             1,022.4                   26%                  3%
   Asia and Australia   . . . . . . . . . . . . .    1,043.7               613.1                   70%                 15%
                                                   -----------------------------
   Consolidated Net Sales   . . . . . . . . . . .  $13,376.1            $8,966.2                   49%                  4%
                                                   =============================

        Worldwide pharmaceutical sales increased 4% for the year ended 1995. U.S. pharmaceutical sales decreased 1% for the year ended 1995 as higher sales of Effexor, Oruvail, Ziac, Cordarone and Premarin products were offset by lower sales of Ativan, oral contraceptives, infant nutritionals, veterinary products, and Lederle antibiotic and generic products. U.S. pharmaceutical sales reflect the impact of a change in timing of trade incentive programs on Wyeth-Ayerst products in the 1995 second quarter, which affected all major Wyeth-Ayerst product categories. The decrease in U.S. pharmaceutical sales was composed of unit volume decreases of 1%.

        International pharmaceutical sales increased 12% in 1995 due primarily to higher sales of oral contraceptives, Tazocin, Premarin, infant nutritionals, Ativan, Effexor and veterinary products. The increase in international sales was composed of unit volume increases of 7%, price increases of 2% and favorable foreign exchange of 3%.

        Worldwide pharmaceutical sales increased 5% in 1994. U.S. pharmaceutical sales increased 3% in 1994 due to unit volume growth. The 1994 sales growth was attributable to increased sales of Premarin, as well as cardiovascular, anti-inflammatory and oral contraceptive products. Effexor, which was introduced in the United States in early 1994, also contributed to these sales increases. Offsetting these increases, in part, were lower sales of Norplant, Ativan and infant nutritional products. The decline in Norplant sales was attributable to patient and health care provider concerns over use of the product, largely generated by adverse publicity associated with product liability lawsuits. The Company intends to vigorously defend the product and the lawsuits.

        International pharmaceutical sales increased 9% in 1994 due to unit volume growth of 4% and price increases of 5%. The 1994 sales increases were driven by increased growth of infant nutritional and female health care products.

        Worldwide consumer health care sales increased 4% in 1995. U.S. consumer health care sales in 1995 were comparable to 1994 levels as introductory sales of Orudis KT and higher sales of Centrum and other vitamins were offset by lower sales of Advil and Anacin. The decrease in Advil and Anacin sales was due to a combination of increased competition and the timing and extent of trade incentive programs and promotional efforts. U.S. consumer health care sales in 1995 consisted of volume decreases of 1%, offset by price increases of 1%.

        International consumer health care sales increased 13% in 1995 due principally to higher sales of vitamins, analgesics and cough/cold products. Sales gains in the international consumer health care market were led by higher sales of Centrum, Advil and Anacin. Higher sales of Robitussin and Dimetapp also contributed to the increase. The increase in international sales was composed of unit volume increases of 5% and price increases of 8%.

        Worldwide consumer health care sales increased 3% in 1994. U.S. consumer health care sales decreased 1% in 1994. U.S. consumer health care price increases in 1994 of 4% were more than offset by a 5% decline in unit volumes, particularly in the cough/cold/allergy, family planning and asthma relief product lines. These decreases were offset partially by increased sales of Advil and lip care products. The cough/cold/allergy product category, particularly the Robitussin, Dimetapp and Dristan product lines, was negatively impacted by the mild cold and flu season. Sales decreased in the family planning category in 1994 as a result of lower sales of Today Sponge.

        International consumer health care sales in 1994 increased 9%. This increase is attributable to unit volume growth of 3%, with price increases of 7% being offset slightly by unfavorable foreign exchange of 1%. The Company was able to increase prices in line with inflation and related currency devaluations in several Latin American markets in 1994, particularly Brazil, which contributed to the sales gains. The 1994 increase was due primarily to increased sales of oral health care products and cough/cold products in certain Latin American countries. In January 1995, the Company sold its oral health care business in South America for approximately $1.0 billion. This business had sales of approximately $270 million in 1994. Excluding these sales, international consumer health care sales would have increased 6% in 1994.

        Worldwide medical devices sales increased 3% for the year ended 1995 due principally to higher international sales of the Sherwood product line and favorable foreign exchange. Sales gains in the international markets were led by higher sales of needles and syringes, tubes and catheters, tympanic thermometry products, probe covers and enteral feeding devices. The increase in sales was composed of unit volume increases of 1%, with favorable foreign exchange of 3% being partially offset by price decreases of 1%.

        Worldwide sales of medical devices increased 6% in 1994 due to increases in sales of needles and syringes, tympanic thermometry products and surgical devices. The 1994 increase was composed of unit volume increases of 5% and favorable foreign exchange of 1%. Competitive conditions in the hospital supply market continued to place significant pressure on prices in both 1995 and 1994.

        Worldwide agricultural products sales increased 18% in 1995. U.S. sales increased 8% in 1995 as unusually wet spring conditions resulted in the following: a shift in sales from pre-emergent herbicides to post-emergent herbicides; a shift in acreage from corn to soybeans; and an extended planting season into mid-July. These factors resulted in higher sales of Pursuit and Prowl herbicides and other crop protection products which were offset partially by lower sales of Squadron and Scepter herbicides and Counter insecticide. The increase in U.S. sales was composed of unit volume increases of 7% and price increases of 1%. Due to the seasonality of the U.S. agricultural products business, a majority of U.S. agricultural products sales and results of operations are realized in the first half of the year.

        International agricultural products sales increased 28% for the year ended 1995 due primarily to higher sales of Prowl (marketed as Stomp internationally) and Pursuit herbicides, Caramba and Delan fungicides, and other international crop protection products. The increase in international agricultural products sales was composed of unit volume increases of 21% and favorable foreign exchange of 7%. Unit volume increases were due primarily to favorable weather conditions in Europe throughout the 1995 growing season.

        Sales of food products decreased 18% for the year ended 1995. The sales decrease was due primarily to competitive new products and marketing activity and the timing and extent of trade incentives, promotions and product introductions. The decrease in sales was composed of unit volume decreases of 19%, offset by price increases of 1%. Sales of food products increased 7% in 1994. The 1994 increase was attributable to a 6% volume increase and a 1% increase in price.

        On a pro forma basis, cost of goods sold, as a percentage of net sales, decreased for the year ended 1995. The decrease was due, in part, to the changes in the pharmaceutical and agricultural product mix and the realization of ACY acquisition-related synergies. Cost of goods sold in 1994, excluding the impact of ACY, decreased compared with 1993 due to improved product mix, reductions in inventory losses and reduced royalties.

        On a pro forma basis, selling, general and administrative expenses, as a percentage of net sales, increased for the year ended 1995. Lower selling and administrative expenses resulting from ACY acquisition-related synergies were offset by increased general expenses. Higher general expenses in 1995 were due, in part, to the reversal of certain litigation reserves in 1994 that no longer were required which lowered 1994 general expenses. Selling, administrative and general expenses in 1994, excluding the impact of ACY, were comparable to 1993.

        On a pro forma basis, research and development expenses decreased for the year ended 1995 due primarily to ACY acquisition-related synergies. Research and development expenses, excluding the impact of ACY, increased 16% in 1994. Pharmaceutical research and development expense, as a percentage of worldwide pharmaceutical sales, exclusive of nutritional sales, was 15% and 13% in 1995 and 1994, respectively.

        On a pro forma basis, interest expense decreased for the year ended 1995 due primarily to the reduction of long-term debt.

        The effective tax rate increased to 31.1% in 1995 from 24.7% in 1994 due primarily to the non-deductibility of goodwill amortization related to the ACY acquisition and the reversal of certain tax reserves which lowered the tax provision in 1994. Also on June 30, 1995, the U.S. research tax credit expired, which negatively impacted the effective tax rate. These items were offset partially by additional Section 936 tax benefits derived from ACY manufacturing operations in Puerto Rico. Additional tax benefits also were recognized from the Company's manufacturing operations in Ireland.

        Net income and net income per share for 1995 on an as-reported basis increased 10% and 9%, respectively, above 1994 levels. ACY operating results for 1995 were more than offset by acquisition-related interest expense and goodwill amortization. Net income and net income per share for 1994 on an as-reported basis increased 4% and 5%, respectively, above 1993 levels. ACY operating results for the month of December 1994 were more than offset by acquisition-related interest expense and goodwill amortization. Net income and net income per share for 1994, excluding the impact of ACY, increased 5% and 6%, respectively, over 1993 levels.

        The Company's 1995 operating results included a gain of $960 million ($624 million after-tax) from the sale of the South American oral health care business, special charges of $437 million ($308 million after-tax) and a $180 million ($117 million after-tax) restructuring charge to record the costs of implementing the integration plan for the ACY acquisition related to American Home Products Corporation operations. In the aggregate, these items increased net income and net income per share by $199 million and $.64, respectively. Excluding these items, 1995 net income and net income per share on an as-reported basis decreased 3% and 4%, respectively, due primarily to the net dilution, as anticipated, resulting from the ACY acquisition. On a pro forma basis, net income and net income per share for 1995, excluding the items previously discussed, increased 16% and 15%, respectively, due principally to lower interest expense, increased net sales, and cost savings from acquisition-related synergies with ACY and the Company's previously announced Organizational Effectiveness and Supply Chain programs. As of December 31, 1995, the Company had initiated all aspects of the integration plan for the ACY acquisition, resulting in significant workforce reductions, realignment of strategic resources, and closures of certain production and administrative facilities.

        The Company's 1994 operating results included a $174 million charge to record the costs of implementing certain restructuring programs primarily related to the U.S. pharmaceutical and consumer health care businesses and gains of approximately $76 million from the sale of Corometrics Medical Systems, Agri-Bio and the Company's former headquarters building. Also, a reversal of certain tax reserves of approximately $64 million related to reserves that no longer were deemed necessary was recorded. In the aggregate, these items had no net impact on 1994 net income and net income per share.

        Significant progress has been made in the integration of ACY's business, which is expected to result in substantial production and administrative cost savings in 1996.


Competition

The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its revenues or profits. However, Premarin, the Company's conjugated estrogens product, which has not had patent protection for many years, does contribute significantly to sales and results of operations. A U.S. Food and Drug Administration (FDA) advisory committee meeting was held in July 1995 to discuss relative differences in safety and efficacy among estrogen products and to advise the FDA on the activity of various estrogenic components in Premarin relative to the FDA's review of applications for generic conjugated estrogens. The FDA advisory committee concluded that there is insufficient data to assess whether or not any individual component or combination of components of Premarin, other than estrone and equilin, must be present to achieve clinical efficacy and safety. The Company cannot predict the timing or outcome of the FDA's action on currently pending applications for generic conjugated estrogen products. While the introduction of generic competition ordinarily is expected to significantly impact the market for a brand name product, the extent of such impact on Premarin and related products cannot be predicted with certainty due to a number of factors, including the nature of the product and the introduction of new combination estrogen and progestin products in the Premarin family.


Liquidity, Financial Condition and
Capital Resources

The Company's $10.0 billion of credit facilities, established in 1994 to finance the ACY acquisition, were amended to $7.0 billion of credit facilities in 1995. The amended credit facilities are composed of a $3.0 billion, five-year credit facility and a $4.0 billion, 364-day credit facility. In February 1995, the Company issued, under a $3.5 billion shelf registration statement, $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005. Net proceeds from these issuances were used to repay commercial paper. The notes are unsecured and unsubordinated and may not be redeemed prior to maturity. In connection with the $2.0 billion note issue, the Company terminated $2.0 billion of the interest rate swap agreements that previously had been entered into. The cost to unwind these swap agreements was deferred and is being amortized to interest expense over the five- and 10-year terms of the related notes.

        Cash flows from operations continued to be strong in 1995. Cash flows from operating activities of $1.5 billion, proceeds from sales of businesses and other assets of $2.0 billion, and proceeds from the exercise of stock options of $470 million were used principally for long-term debt reduction of $2.2 billion, dividend payments of $935 million and capital expenditures of $638 million. Capital expenditures included the expansion of the Company's manufacturing/distribution and packaging facilities worldwide. The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's results of operations or financial position given the concentration of sales in the United States. No single foreign currency accounted for more than 5% of 1995 worldwide sales.

        The ratio of earnings to fixed charges decreased from 13.9 in 1994 to
4.4 in 1995 on an as-reported basis. The decrease is due primarily to increased fixed charges related to ACY acquisition interest expense in 1995 (12 months) versus one month in 1994. On a pro forma basis, the ratio increased from 2.9 in 1994 to 4.4 in 1995. The increase is due primarily to the gain on the sale of the oral health care business and lower interest expense in 1995 due to the reduction of long-term debt.

        The Company has established aggressive objectives in order to reduce its current debt position, including, but not limited to, additional sales of non-strategic assets. Synergies from the ACY acquisition are expected to substantially increase operating cash flows. Therefore, management is confident that the cash flows from the combined businesses will be adequate to repay both the principal and interest on the acquisition financing without requiring the disposition of any significant strategic core businesses or assets and, further, to allow the Company to continue to fund its operations, pay dividends and maintain its ongoing programs of capital expenditures without restricting its ability to make further acquisitions as may be appropriate.

Principal Officers


Principal Corporate Officers

John R. Stafford(1,2,3)
Chairman, President and
Chief Executive Officer

Robert G. Blount(1,2,3)
Senior Executive Vice President

Fred Hassan(2,3)
Executive Vice President

Stanley F. Barshay(2,3)
Senior Vice President

Joseph J. Carr(2,3)
Senior Vice President

Louis L. Hoynes, Jr.(2,3)
Senior Vice President and General Counsel

William J. Murray(2,3)
Senior Vice President

David M. Olivier(2,3)
Senior Vice President

John B. Adams
Vice President-Corporate Development

Thomas G. Cavanagh
Vice President-Investor Relations

John R. Considine(2,3)
Vice President-Finance

Leo C. Jardot
Vice President-Government Relations

Gerald A. Jibilian
Vice President and
Associate General Counsel

Paul J. Jones(2)
Vice President and Comptroller

Rene R. Lewin(2)
Vice President-Human Resources

David Lilley(2,3)
Vice President

Thomas M. Nee(2)
Vice President-Taxes

Edward A. Schefer
Vice President-Management
Information Systems

Steven A. Tasher
Vice President-Environmental Affairs and
Associate General Counsel-Environment

Carol G. Emerling
Secretary

Jack M. O'Connor
Treasurer


Principal Division and Subsidiary Officers

American Home Food
Products, Inc.
Kenneth J. Martin,(3) President

Cyanamid Agricultural Products
Howard L. Minigh, Ph.D., President

Cyanamid Agricultural Products
Research
Mark W. Atwood, Ph.D., President

Cyanamid International
Agricultural Products
Marco A. Fonseca, President

Cyanamid Latin America
Agricultural Products
Ken Bakshi, Vice President

Fort Dodge Laboratories
E. Thomas Corcoran,(3) President

Genetics Institute, Inc.*
Gabriel Schmergel, President and
Chief Executive Officer

Immunex Corporation*
Edward V. Fritzky, Chairman and
Chief Executive Officer

Quinton Instrument Company
Steven C. Tallman, President

Sherwood-Davis & Geck
David A. Low,(3) President

Specialty Pharmaceuticals
Division
David G. Strunce, President

Storz Instrument Company
Robert H. Blankemeyer, President

Whitehall International, Inc.
Jean-Claude Leroux,(3) President

Whitehall-Robins Healthcare
Terrence L. Stecz,(3) President

Wyeth-Ayerst International, Inc.
Bernard Poussot,(3) President

Wyeth-Ayerst Laboratories
Robert Essner,(3) President

Wyeth-Ayerst Research
Robert I. Levy, M.D.,(3) President

(1)  Executive Committee
(2)  Finance Committee
(3)  Operations Committee
 *   AHP is majority owner


Corporate Data

Independent Auditors
Arthur Andersen LLP

Transfer Agent and
Registrar
Chemical Mellon Shareholder
Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660

Executive Offices
American Home Products
Corporation
Five Giralda Farms
Madison, NJ 07940
(201) 660-5000

Annual Meeting
The Annual Meeting of
Shareholders will be held on
April 23, 1996, in Whippany,
New Jersey.

Form 10-K
A copy of the Company's Form
10-K Annual Report to the
Securities and Exchange
Commission may be obtained
by any shareholder without
charge upon request to:
American Home Products
Corporation
Treasurer's Department
Five Giralda Farms
Madison, NJ 07940
(201) 660-6936

Equal Employment
Opportunity
Our established affirmative
action and equal employment
programs demonstrate our
long-standing commitment to
provide job and promotional
opportunities for all qualified
persons regardless of age, color,
national origin, physical or
mental disability, race, religion,
sex, or status as a Vietnam-era
veteran or a disabled veteran.

Master Investment Plan
The plan provides shareholders
with the opportunity to auto-
matically reinvest dividends or
to make cash purchases of addi-
tional shares of the Company's
common stock. Inquiries should
be directed to:
Chemical Bank
c/o Chemical Mellon
Shareholder Services, L.L.C.
P.O. Box 750
Pittsburgh, PA 15230
(800) 565-2067
For the Hearing Impaired
(800) 231-5469 (TDD)

Policy on Health,
Safety and Environmental
Protection
A copy of the Company's
"Policy on Health, Safety and
Environmental Protection" may
be obtained upon written
request to:
American Home Products
Corporation
Department of
Environment and Safety
Five Giralda Farms
Madison, NJ 07940

Product designations appearing in
differentiated type are trademarks.

Design: Context Inc, South Norwalk, CT
Text: Gabbe & Gabbe Printing: Avanti/Case-Hoyt
Location Photography: Ted Horowitz and Mark Tuschman
Product Photography: Jim Barber



[RECYCLE LOGO]
Pages 27-50 are printed on
recycled paper.

Board of Directors

John R. Stafford(1,2,3)
Chairman, President and
Chief Executive Officer

Clifford L. Alexander, Jr.
President, Alexander & Associates, Inc.

Frank A. Bennack, Jr.(1)
President and Chief Executive Officer,
The Hearst Corporation

Robert G. Blount(1,2,3)
Senior Executive Vice President

Robin Chandler Duke
National Chair, Population
Action International

John D. Feerick
Dean, Fordham University School of Law

Fred Hassan(2,3)
Executive Vice President

John P. Mascotte
Consultant

Mary Lake Polan, M.D., Ph.D.
Chairman, Department of OB/GYN,
Stanford University School of Medicine

John R. Torell III
Chairman, Torell Management Inc.

William Wrigley
President and Chief Executive Officer,
Wm. Wrigley Jr. Company


Directors Emeriti

John W. Culligan
Retired - Former Chairman of the Board

William F. Laporte
Retired - Former Chairman of the Board

(1) Executive Committee
(2) Finance Committee
(3) Operations Committee

[PHOTO]
(l to r): John R. Stafford, Robin Chandler Duke, John P. Mascotte

[PHOTO]
(l to r): Frank A. Bennack, Jr., Mary Lake Polan, M.D., Ph.D., Robert G. Blount

[PHOTO]
(l to r): John D. Feerick, John R. Torell III, Clifford L. Alexander, Jr., Fred Hassan

[PHOTO]
(l to r): William F. Laporte, John W. Culligan, William Wrigley

[LOGO]

American Home Products Corporation
Five Giralda Farms
Madison, New Jersey 07940