Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN HOME PRODUCTS CORP
filed 1997-03-27
CIK 5187

1996 ANNUAL REPORT

[AMERICAN HOME PRODUCTS LOGO]
AMERICAN HOME PRODUCTS CORPORATION

                           IN 1996, AHP INCREASED ITS FOCUS ON GLOBAL HEALTH CARE WHILE ACHIEVING RECORD SALES AND EARNINGS. WE ALSO INTRODUCED SEVERAL IMPORTANT NEW PRODUCTS AND SIGNIFICANTLY ENHANCED OUR PRODUCT PIPELINE.


[Graphic]

<PG$PCN>





AMERICAN HOME PRODUCTS CORPORATION

AMERICAN HOME PRODUCTS CORPORATION CONTRIBUTES TO THE QUALITY OF LIFE WORLDWIDE AS A GLOBAL LEADER IN DISCOVERING AND COMMERCIALIZING INNOVATIVE, COST-EFFECTIVE HEALTH CARE AND AGRICULTURAL PRODUCTS.

   OUR COMPANY IS FOCUSED ON FINDING BREAKTHROUGH MEDICAL THERAPIES IN AREAS OF CRITICAL NEED, WITH ONE OF THE LARGEST COMMITMENTS TO BASIC AND CLINICAL RESEARCH IN OUR INDUSTRY.

   MILLIONS OF PEOPLE BENEFIT FROM OUR COMPANY'S BROAD, EXPANDING LINES OF PRESCRIPTION DRUGS, VACCINES, NUTRITIONALS, OVER-THE-COUNTER MEDICATIONS AND MEDICAL DEVICES. IN 1996, MORE PRESCRIPTIONS WERE DISPENSED IN THE UNITED STATES FOR THE PHARMACEUTICALS OF AHP THAN FOR THOSE OF ANY OTHER COMPANY. WE ALSO ARE RECOGNIZED FOR LEADERSHIP IN DEVELOPING, MANUFACTURING AND MARKETING ANIMAL HEALTH CARE AND AGRICULTURAL PRODUCTS.

   IN 1996, THE COMPANY ACHIEVED RECORD SALES AND EARNINGS, AND THE DIVIDEND WAS INCREASED FOR THE 45TH CONSECUTIVE YEAR.

    CONTENTS:
  2 Chairman's Report to Shareholders
  6 AHP at a Glance
  8 1996 Highlights
 14 Pharmaceutical Products Pipeline
 16 Principal Products - United States
 17 Financial Section
 43 Board of Directors and Principal Officers
 44 Corporate Data

[GRAPHIC]

<PG$PCN>

FINANCIAL HIGHLIGHTS

Years Ended December 31,                                     1996                      1995
-------------------------------------------------------------------------------------------
(In thousands except per share amounts)
Net sales .............................               $14,088,326               $13,376,089
Net income ............................                 1,883,403                 1,680,418
Net income per common share ...........                      2.96                      2.71
Dividends per common share ............                     1.565                      1.51
Total assets ..........................                20,785,343                21,362,923
Stockholders' equity ..................                 6,962,092                 5,542,998
-------------------------------------------------------------------------------------------


[Bar Graph omitted]
EARNINGS PER SHARE

[Bar Graph omitted]
DIVIDENDS PER SHARE

[Bar Graph omitted]
NET SALES

[Bar Graph omitted]
NET INCOME(1)

(1) Net income in 1987 excludes a provision related to Dalkon Shield claims of $1,750 recorded by A.H. Robins Company, Incorporated prior to its acquisition by the Company in 1989.

<PG$PCN>


"Looking ahead, we have many reasons to believe that American Home Products is in an exceptional position to continue its robust growth in earnings and global market share. Management, throughout our operating companies and at the corporate level, shares a commitment to build our Company and displays the resourcefulness and flexibility to move quickly and decisively as opportunities unfold."

                                                       John R. Stafford
                                                       Chairman, President and
                                                       Chief Executive Officer


                         [Picture of John R. Stafford]

Chairman's Report to Shareholders


I am pleased to report that 1996 - our 70th anniversary - was by all standards a very good year for American Home Products Corporation. We recorded a strong sales increase that was in line with our expectations, and net income was up substantially as well. The year also saw significant developments that underscore our determination to sustain AHP's growth as a leader in global health care and agricultural markets. We introduced several major new products in our pharmaceutical and consumer businesses. Our ability to discover and commercialize new products was strengthened considerably by the largest annual research and development expenditure in our Company's history and through the acquisition of Genetics Institute. We realized significant cost savings by completing the integration of American Cyanamid, which has strengthened our health care businesses and given us a major presence in agricultural products. By completing the sale of a

<PG$PCN>


majority interest in the American Home Foods business for $1.2 billion, we are able to devote more resources to our core businesses. All of these factors were reflected in another year of gains for our Company's stock. Over the past two years, AHP's share price has increased more than 83%.

   The international portion of our business exhibited continued growth, accounting for more than 40% of total sales in 1996. This is a significant increase versus only five years ago. We have strong momentum in many markets outside the United States that we believe offer excellent opportunities for our human health care, veterinary care and agricultural products franchises in years to come.

   In 1996, net sales increased to $14.1 billion, and income before taxes increased to $2.8 billion. After adjusting for businesses sold, discontinued or acquired in 1996 and 1995, net sales increased 7% for the year. Excluding from 1996 results the gain on the sale of American Home Foods and the special charges related to the acquisition of the remaining equity interest in Genetics Institute, net income and net income per share for the 1996 full year were $1.9 billion and $2.95, respectively. This represents increases of 27% and 23%, respectively, over 1995 comparable amounts. The dividend increased for the 45th consecutive year, and in April 1996, the shareholders approved a two-for-one stock split of the Company's common stock.

RESEARCH AND DEVELOPMENT

American Home Products is committed to being at the forefront of the world's health care and agricultural products companies. This requires a significant and sustained commitment to innovative R&D. In 1996, we invested more than $1.4 billion in R&D, of which $1.1 billion was in pharmaceutical research. Wyeth-Ayerst now has more than 60 potential new pharmaceutical products in clinical development or on file with the U.S. Food and Drug Administration. Our expanding pipeline, which is profiled on pages 14-15, includes numerous product candidates in Phase III and Phase II clinical trials. Three New Drug Applications were filed with the FDA in 1996. They include Verdia, an angiotensin II antagonist that controls hypertension with fewer side effects and with better compliance than current therapies; Effexor XR, a once-a-day dosing version of our antidepressant Effexor; and Alesse, a low-dose levonorgestrel/ethinyl estradiol oral contraceptive. Also in 1996, the Biological License Application for Neumega rhIL-11 was filed for chemotherapy-induced thrombocytopenia. In January 1997, a Product License Application (PLA) was filed for Rotashield, the first effective vaccine to prevent rotaviral gastroenteritis in infants. We also filed a PLA for Tetracel, which provides prophylaxis against diphtheria, tetanus, pertussis and Haemophilus influenzae b infections with reduced side effects. In addition, an approvable letter was received for Normiflo, a low molecular-weight anticoagulant used in knee surgery. Duract, which received an approvable letter in 1995 as a therapy for moderate to moderately severe pain, is in the final stages of labeling discussions.

               [PIE CHART - Sales by Geographic Segment - omitted]

   In December, we took a major step to further strengthen our biotechnology effort by exercising our option to acquire the outstanding shares of Genetics Institute not already owned by AHP for $1.3 billion. Genetics Institute has a powerful drug discovery program and a growing pipeline with promising biotechnology products in important therapeutic areas such as anemia, hemophilia, cancer, bone damage and infectious disease. The completion of this acquisition signals our confidence that Genetics Institute has the potential to be a world leader in biotechnology and facilitates R&D coordination with Wyeth-Ayerst Research.

ETHICAL PHARMACEUTICALS

Strong sales gains were registered by our pharmaceutical business. Wyeth-Ayerst made excellent progress in expanding its global pharmaceutical franchise, launching five new pharmaceutical products as well as several important new claims or dosage forms for established products in the United States. The company also received marketing approvals for many products in other countries.

   Premarin, our hormone replacement therapy, was the most widely dispensed prescription drug in the United States in 1996. Single tablet Prempro and

<PG$PCN>


Premphase, unique, patented formulations, were introduced in January 1996 and were very well received as convenient therapies for vasomotor symptoms related to menopause and the prevention of osteoporosis. Redux, the first prescription weight-loss drug to be cleared by the FDA in more than 20 years, was one of the most successful drug launches ever. Effexor, our dual-acting antidepressant achieved rapid growth in U.S. and international markets. We continued to expand our major presence in non-steroidal anti-inflammatories, introducing Naprelan, which is an improvement over the conventional formulation of naproxen sodium, and extending the Lodine franchise. Lodine, the second most prescribed branded non-steroidal anti-inflammatory drug in the United States, added a 500 mg. dosage strength, a new rheumatoid arthritis indication and an extended-release formulation. Zosyn received an additional indication for nosocomial pneumonia, an illness that accounts for the largest hospital usage of antibiotics. At year end, the FDA approved Acel-Imune, our acellular pertussis vaccine, for all five doses in the diphtheria, tetanus and pertussis immunization series. In February 1997, BeneFIX, our Hemophilia B therapy, also received FDA approval.

CONSUMER HEALTH CARE

Whitehall-Robins remained one of the world's leading OTC health care companies. On a pro forma basis, our international business grew at a double-digit pace while sales were up slightly in the United States. We continue to have very high growth expectations for this business for three reasons. First, health care systems worldwide are showing increased interest in OTC products as a means of containing costs. Second, we have one of the strongest franchises with leading products - including Advil, Robitussin and Centrum - in key categories. Third, we are taking steps to ensure that Whitehall-Robins is a leader in R&D. In 1996, we broke ground on a $75 million expanded laboratory complex in Richmond, Virginia, that will serve as our OTC R&D center for the Americas. We are particularly focused on Rx to OTC conversions. This is an area in which we recorded significant accomplishments in 1996, introducing Children's Advil in the pediatric analgesic market and Axid AR in the rapidly growing acid reducer/antacid market.

                  [PIE CHART - Net Sales by Segment - omitted]

MEDICAL DEVICES

The highly competitive environment in the medical devices business affected sales for Sherwood-Davis & Geck, one of the world's leading manufacturers and marketers of specialized medical devices. However, cost reductions from the integration of Sherwood Medical and Davis & Geck significantly improved profitability, and we expect sales to increase in 1997. The company's strategy of developing products in higher margin businesses took a step forward with the approval of Angio-Seal. This innovative arterial puncture closure device improves patient comfort, minimizes the risk of complications and significantly reduces costs associated with treating arterial punctures in cardiac catheterization and diagnostic angiography procedures.

ANIMAL HEALTH CARE

Our animal health business continues to grow worldwide and is an increasingly important contributor to our earnings. In 1996, sales were up significantly for Fort Dodge Animal Health in pharmaceutical and biological markets.

   In September, we announced our intention to acquire the worldwide animal health business of Solvay S.A. for approximately $460 million. Solvay's product lines will complement Fort Dodge Animal Health and will provide a greater market presence in Europe and the Far East. The combined businesses will represent the third largest animal health franchise in the world. We expect to complete the purchase in the first quarter of 1997.

AGRICULTURAL PRODUCTS

Worldwide growth was recorded for Cyanamid Agricultural Products, a global leader with major herbicides, insecticides and fungicides. This growth was partially attributable to recently introduced products, reflecting Cyanamid's excellent R&D capability, historically one of the strongest in the industry. In 1997, we expect full regulatory approval of a potent new insecticide for use on cotton, vegetables and citrus, and we will continue our further development of the imidazolinone class of herbicide for use on soybeans and other crops.

<PG$PCN>


                [Picture of AHP on-site child development center]
--------------------------------------------------------------------------------
American Home Products is committed to assisting employees in balancing work and family responsibilities. In 1996, AHP was proud to be included in the "Working Women Count Honor Roll," a Department of Labor initiative recognizing corporations that take new steps to improve the workplace and accommodate the needs of working families.

  AHP's on-site child development centers in Madison, New Jersey; and Pearl River, New York, as well as dependent care spending accounts and resource and referral services, are examples of AHP's commitment to practices that are friendly to families. These programs underscore our Company's belief that employee satisfaction increases productivity and improves overall performance.

  In recognition of the Company's family-friendly policies, Tipper Gore, wife of Vice President Al Gore, visited AHP's corporate headquarters in May 1996. During her visit, Mrs. Gore stated: "AHP was one of the first to answer President Clinton's call for companies to adopt more pro-family policies. Its programs provide a model for other corporations."
--------------------------------------------------------------------------------

CHANGES IN THE BOARD OF DIRECTORS AND MANAGEMENT

Ivan Seidenberg, Chairman and Chief Executive Officer of NYNEX, was elected to the Board of Directors effective November 1996. Our Company will benefit greatly from the knowledge and experience he brings to our Board as a highly respected business leader.

   Stanley F. Barshay, Senior Vice President of American Home Products, retired in the early part of 1997 after 32 years of exemplary service. We thank him for his fine work and many contributions to our Company.

   Carol G. Emerling, Secretary of American Home Products, retired in January 1997 after 19 years of outstanding service. We thank her for her many contributions to our Company. Eileen M. Lach assumed the role of Secretary effective January 1, 1997. Egon E. Berg, head of the Patents and Trademarks section of the Law Department, was promoted to Vice President and Associate General Counsel.

OUTLOOK FOR 1997 AND BEYOND

Looking ahead, we have many reasons to believe that American Home Products is in an exceptional position to continue its robust growth in earnings and global market share. Management, throughout our operating companies and at the corporate level, shares a commitment to build our Company and displays the resourcefulness and flexibility to move quickly and decisively as opportunities unfold. As it has been historically, a key to our long-term growth is the breadth and strength of our product franchise. In virtually every ethical pharmaceutical, OTC, medical devices, animal health and agricultural products category in which we compete, we have products that are leaders or are among the leaders. This gives us a major advantage in extending product lines and introducing new, more advanced products. Further, our well-financed R&D program is productive, high quality, and well-staffed and equipped and will continue generating major new products that will propel our Company in the future. We have very promising collaborative agreements with top-quality research-based companies that complement our R&D. Also, with our financial strength, we are able to continue exploring acquisitions that can accelerate our growth.

   Building our Company worldwide in competitive, changing markets depends, of course, on having top-quality employees at all levels in all of our businesses. In 1996, we enhanced our benefits and compensation programs to ensure that we continue to attract and retain the very best people in our industry. On behalf of the Board of Directors, I would like to thank our employees for their efforts in 1996 and express our enthusiasm about working with them in the future. Together, I am confident that we can face the challenges of the competitive marketplace and that this will continue to be reflected in shareholder value.


/s/ John R. Stafford
-----------------------
John R. Stafford
Chairman, President and Chief Executive Officer
February 26, 1997

<PG$PCN>

                               [Graphics omitted]

AMERICAN HOME PRODUCTS CORPORATION

                                 AT A GLANCE...

Underpinning the growth of American Home Products worldwide is a global product franchise that is among the strongest and most extensive in the world. We are recognized for marketing high-quality health care products which contribute to the well-being of millions of people worldwide. We also are known for innovative agricultural products which support the world's food production system. Highlighted here are some of AHP's major businesses.

        [Picture of Ethical Pharmaceuticals, Vaccines and Nutritionals]

ETHICAL PHARMACEUTICALS, VACCINES AND NUTRITIONALS

WOMEN'S HEALTH CARE

Wyeth-Ayerst's commitment to women's health care is unsurpassed. The company is the largest provider of hormone replacement therapy and hormonal contraceptive products worldwide and is a leader in product innovation, basic and clinical research, and educational and informational initiatives.

CARDIOVASCULAR AND ANTIOBESITY THERAPIES

The broad, growing line of cardiovascular products available from Wyeth-Ayerst includes Cordarone, the number one selling antiarrhythmia product in the United States, as well as major treatments for hypertension and angina. Redux, the first prescription weight-loss product approved in more than 20 years, is a significant new therapy for one of the most prevalent metabolic diseases.

MENTAL HEALTH PRODUCTS

Important, innovative therapies for depression, anxiety and related disorders are marketed by Wyeth-Ayerst worldwide. Effexor, a novel antidepressant, is gaining recognition internationally and is benefiting in the United States from increased awareness of the serious implications of depression for patients and society and the importance of effective treatment.

ANTI-INFLAMMATORY DRUGS

Wyeth-Ayerst's position as a leader in the branded non-steroidal anti-inflammatory drug (NSAID) category in the United States was strengthened by the introduction of Naprelan and the further expansion of Lodine, the second most widely prescribed NSAID.

<PG$PCN>


        [Picture of Ethical Pharmaceuticals, Vaccines and Nutritionals]

ETHICAL PHARMACEUTICALS, VACCINES AND NUTRITIONALS

VACCINES AND ONCOLOGY THERAPIES

Wyeth-Lederle Vaccines and Pediatrics is a leader in childhood and adult vaccines in the United States and is at the forefront of efforts to discover vaccines for deadly diseases that remain significant risks globally. Leukine, an oncology drug from Immunex, was approved in 1996 in a new, convenient, liquid multiple-dose formulation.

NUTRITIONALS

Infant nutritional products developed by Wyeth-Ayerst are among the leaders in many international markets. These products, which include first-age, soy-based, follow-on and growing-up formulas, are scientifically formulated to meet the nutritional and therapeutic needs of infants and children.

GENERIC PRODUCTS

ESI Lederle, one of the largest suppliers of generic oral and injectable products in the United States and a leading supplier of injectables to hospitals, is well-positioned to capitalize on positive long-term growth potential in the generics business. In 1996, this Wyeth-Ayerst business division launched eight new products, bringing its total franchise to more than 130 products.

ANTI-INFECTIVES

Wyeth-Ayerst has important anti-infective products that are marketed worldwide. In 1996, Zosyn received clearance for the critically important indication of nosocomial pneumonia, a condition accounting for the largest hospital usage of antibiotics.

                                   [Picture]
CONSUMER HEALTH CARE

The OTC medications and vitamin and mineral supplements of Whitehall-Robins and Lederle represent one of the largest consumer health care franchises in the world, with key products holding the number one or number two position in many major OTC segments. Key to this leadership is the ability to switch major prescription drugs to the OTC market and the continuing globalization of key brands.

                                   [Picture]
MEDICAL DEVICES

Sherwood-Davis & Geck, Storz and Quinton manufacture and market a leading portfolio of specialized medical devices recognized worldwide for quality and cost-efficiency. Key market segments include tubes, catheters and chest drainage products; disposable syringes and needles; enteral feeding systems; thermometry; wound care and wound closure products; cardiopulmonary instrumentation and devices; and vision care products.

                                   [Picture]
ANIMAL HEALTH CARE

Fort Dodge Animal Health ranks second in animal vaccines in North America and is expanding rapidly in international biological and pharmaceutical markets. The acquisition of Solvay S.A.'s animal health business will move Fort Dodge into the global top tier, providing a significant presence in Europe and the Far East and a strong entry into the global swine and poultry biological markets.

                                   [Picture]
AGRICULTURAL PRODUCTS

Cyanamid's growth as a leader in the global agricultural products market is based on innovative herbicide, insecticide and fungicide products that meet increasingly stringent safety and environmental demands. In 1996, more than 120 registrations were received for new uses and combinations of existing products. Approvals are expected in 1997 for five major new products, each of which provides significant advantages over currently available products.

<PG$PCN>


1996 HIGHLIGHTS


                         Building Leadership Worldwide


THROUGH THE DYNAMIC EFFORTS OF THE PEOPLE OF AHP OPERATING IN 145 COUNTRIES, OUR COMPANY IS CONTINUALLY STRENGTHENED AS A WORLDWIDE LEADER IN HEALTH CARE AND AGRICULTURAL PRODUCTS. THIS SECTION HIGHLIGHTS A NUMBER OF MAJOR ACCOMPLISHMENTS IN 1996 THAT EXPAND-ED OUR GLOBAL PRODUCT PORTFOLIO AND ENHANCED OUR ABILITY TO DISCOVER AND MAKE AVAILABLE NEW, INNOVATIVE PRODUCTS FOR YEARS TO COME.

                               [graphic omitted]

--------------------------------------------------------------------------------
                         [ Picture of X. Jian Li, M.D.]

X. Jian Li, M.D., Principal Scientist-Image Analyst, Bone Biology and Applications, is one of the many dedicated scientists and technicians who contribute to Genetics Institute's leadership in biopharmaceutical research.
--------------------------------------------------------------------------------

MAJOR STEP TOWARD A PREMIER POSITION IN BIOPHARMACEUTICALS

In 1996, we acquired the remaining equity interest in Genetics Institute, Inc., underscoring the emergence of this world-class biopharmaceutical company and strengthening a relationship that began in 1992 when we purchased 60% of its capital stock. As a full member of the AHP family, there will be greater opportunities for Genetics Institute to coordinate with other units of our Company on the discovery and commercialization of innovative biotechnology products.

   Genetics Institute's principal focus is on developing genetically engineer-ed human proteins for use in treating a wide range of health problems. It has a diversified portfolio of licensed and proprietary pharmaceutical products at various stages of development, including treatments for anemia, hemophilia, cancer, bone damage, infectious disease, inflammatory conditions and immune system disorders.

   Genetics Institute is the world's leading supplier of bulk recombinant Factor VIII, which has captured a significant share of the worldwide market for products that treat Hemophilia A, a hereditary bleeding disorder.

   In February 1997, BeneFIX coagulation Factor IX (Recombinant) received approval from the U.S. Food and Drug Administration. As the only recombinant treatment for Hemophilia B, BeneFIX is expected to be an important alternative to clotting factor products derived from human plasma, which can present a risk of viral contamination and are dependent on blood donor supply.

   Also, in December 1996, Genetics Institute filed a Biological License Application for Neumega rhIL-11, an agent useful in preventing platelet deficiency in cancer patients undergoing chemotherapy.

<PG$PCN>

--------------------------------------------------------------------------------
                                   [Picture]

Solvay offers breeders and veterinarians a wide range of vaccines and pharmaceutical products. Chad Henning (left), Supervisor, Iowa Select Farms, Iowa Falls, Iowa, consults with Solvay's Ron White, DVM,
Professional Services Veterinarian. [Picture of Vaccine Bottle]
--------------------------------------------------------------------------------

ANIMAL HEALTH BUSINESS ENTERS GLOBAL TOP TIER

Fort Dodge Animal Health significantly strengthened its ability to address the needs of livestock producers and veterinarians worldwide with the signing of a definitive purchase agreement for the acquisition of the animal health business of Solvay S.A., a Belgium-based multinational corporation. Solvay's product lines complement Fort Dodge's veterinary business, giving the company a greater market presence in Europe and the Far East as well as a strong entry into the global swine and poultry biological markets. By combining the research and development of these organizations, Fort Dodge will be able to more rapidly bring to market new, innovative biologicals and pharmaceuticals worldwide.

   The acquisition is expect-ed to be completed during the first quarter of 1997.

--------------------------------------------------------------------------------
                                   [Picture]

Wyeth-Ayerst field sales representatives like Gloria Tillotson shown here with Carmen Balzano, M.D., of Hamden, Connecticut educate physicians about the use of Redux as part of a comprehensive weight-loss plan. [Picture of Redux bottle]
--------------------------------------------------------------------------------

IMPORTANT NEW OPTION FOR TREATING OBESITY

The introduction of Redux (dexfenfluramine HCl) was one of the most successful U.S. drug launches ever. Redux is the first prescription weight-loss product to be approved in more than 20 years and the only pharmaceutical indicated for maintenance of weight loss. The product answers a very serious medical need. Obesity is a disease that is reaching epidemic proportions in the United States, where it affects one in three adults and is the second leading preventable cause of death. Doctors are using this new product to help patients actively manage their weight as part of a plan that includes diet, exercise and behavior modification. Redux is recommended for obese patients with an initial body mass index (BMI) of at least 30 kg/m2 (which is approximately 30% over desirable weight) or, in the presence of other risk factors, including hypertension, diabetes and hyperlipidemia, a BMI of at least 27 kg/m2 (which is approximately 20% over desirable weight). Studies have shown that even modest weight loss of 5% to 10% of overall body weight can significantly improve a patient's health and well-being. Such weight loss has been associated with a reduction in blood pressure and high glucose levels and improvement in lipid profiles.

<PG$PCN>

--------------------------------------------------------------------------------
                                    [Picture]

Wilfred Weinstein, M.D. - shown performing an endoscopy procedure at the U.C.L.A. Medical Center in Los Angeles, California - is part of the team of medical researchers conducting Phase III clinical trials in the United States on pantoprazole.
--------------------------------------------------------------------------------

LICENSED PRODUCTS HOLD PROMISE OF HEALTH ADVANCES

Several new licensing agreements broadened Wyeth-Ayerst's research and development pipeline in major therapeutic areas. Pantoprazole, to be licensed from Byk-Gulden of Germany, is a proton pump inhibitor that is expected to be a significant entry in the $5.5 billion U.S. upper G.I. distress market. This drug, which entered Phase III trials in the United States at the end of 1996, has been shown to have greater efficacy than H2 antagonists, a reduced level of interaction with other drugs and the potential for intravenous administration.

   Wyeth-Ayerst's leader-ship in women's health care is expected to benefit in the coming years from ongoing development of the new progestin trimegestone. This licensed product is in Phase III trials in Europe for use in combination with estrogen in hormone replacement therapy (HRT) and is in earlier trials - in combination with estrogen - as an oral contraceptive. It has been shown to provide the high efficacy levels required of contraceptives and HRT products with fewer side effects.

   Fiblast (trafermin) is expected to enter Phase II trials in 1997 for use in treating acute stroke. Licensed from Scios, Inc., of California,Fiblast is a genetically engineered version of human basic fibroblast growth factor, a naturally occurring substance that plays an important role in defending nerve tissues against oxygen deprivation and other life-threatening events.

--------------------------------------------------------------------------------
                                    [Picture]

Children's Advil is the medicine preferred by physicians for treating fever in children. Pediatrician Lisa Ponce, M.D., of Palo Alto, California (shown here with patient Jakes Bercow, age 2, and Jake's mother, Michelle), recommends Children's Advil because it controls children's fevers faster and longer.
--------------------------------------------------------------------------------

RX TO OTC SWITCHES EXPAND CONSUMER CHOICES

A key to the leadership of Whitehall-Robins in consumer health care is a major, coordinated research, development, marketing and manufacturing effort to provide new, cost-effective products by bringing prescription drugs to the OTC market. Two important new switch products were introduced in 1996. Children's Advil (ibuprofen) - introduced as a prescription product in 1992 extends the trusted Advil heritage to the growing pediatric analgesic market where it is indicated for relief of fever, minor aches and pains from colds, flu, sore throat, headaches and toothaches. This product provides up to eight hours of relief per dose, allowing children to sleep through the night without remedicating.

   Axid AR is a non-prescription dose of nizatidine, which has a rapid onset of stomach acid prevention and an excellent safety profile. Acid reducers have become the fastest-growing OTC segment, and Axid AR is the only OTC product in its category with clinical proof that it can completely prevent heartburn when taken as little as 30 minutes prior to a meal.

<PG$PCN>


PREMARIN(R)INITIATIVES UNDERSCORE WORLDWIDE LEADERSHIP IN WOMEN'S HEALTH

[Picture of bottle]

In 1996, Wyeth-Ayerst funded two studies that will use Premarin (conjugated estrogens) and Prempro (conjugated estrogens/medroxyprogesterone acetate) to assess the benefits and risks of hormone replacement therapy in a range of serious health problems.

   The Women's Health Initiative Memory Study (WHIMS) will be the first of its kind to evaluate the role of HRT in the prevention and treatment of Alzheimer's disease. This landmark study, involving 8,000 women, supplements the Women's Health Initiative, supported by Wyeth-Ayerst since 1992, in examining the role of HRT in cardiovascular disease, osteoporosis and other serious health problems.

   In addition, the Women's International Study of Long Duration Oestrogen after Menopause (WISDOM) will be the first multinational study to assess the benefits and risks of HRT in postmenopausal women. WISDOM is planned for 34,000 women in 14 countries.

   These initiatives follow the early 1996 launch of single tablet Prempro and Premphase, which provide the more than 4.5 million postmenopausal women in the United States who use estrogen and progestin an opportunity for the first time to take just one tablet each day for prevention of osteoporosis and relief of menopausal symptoms.

   Also, according to the latest findings of the Post-menopausal Estrogen/ Progestin Interventions trial, combination HRT not only prevents bone loss but it also increases bone mineral density at critical locations such as the spine and hip. Low bone mineral density is a serious condition of osteoporosis, which contributes to approximately 1.5 million bone fractures each year in the United States alone.

--------------------------------------------------------------------------------
                                   [Picture]

Sally Schumaker, Ph.D., of The Bowman Gray School of Medicine at Wake Forest University, is the lead investigator for the milestone Women's Health Initiative Memory Study (WHIMS), spearheaded by The Bowman Gray/Baptist Medical Center in Winston-Salem, North Carolina.
--------------------------------------------------------------------------------

<PG$PCN>


--------------------------------------------------------------------------------
                                   [Picture]

Alexandra Glucksmann, Ph.D., Senior Scientist, is among the scientists at Millennium Pharmaceuticals, Inc., who work with Wyeth-Ayerst in an alliance that is using genomics technology to discover new therapies for central nervous system disorders.
--------------------------------------------------------------------------------

ALLIANCES FOCUS ADVANCED GENE TECHNOLOGY ON DRUG DISCOVERY


Wyeth-Ayerst is extending its medical technology through a growing number of important collaborative research arrangements, including alliances with Millennium Pharmaceuticals, Inc., ChemGenics Pharmaceuticals Inc., and Apollon, Inc.

   Millennium, a drug discovery company, focuses on identifying the function of genes responsible for chronic diseases and using its technology platform to develop new products that address these diseases at their root causes. Through the agreement, Millennium will provide advanced bioinformatics tools as well as its proprietary RADE and additional transcriptional profiling technologies for application across all of Wyeth-Ayerst's R&D programs.

   The Wyeth-Ayerst/ Millennium research collaboration initially will concentrate on central nervous system disorders such as anxiety, depression and schizophrenia.

   ChemGenics is combining its premier gene technology for discovering novel drugs with Wyeth-Ayerst's expertise in antibacterial drug discovery, development and commercialization. The goal is to discover new antibiotics to address the growing problems of poorly treated infections and drug resistant bacteria.

   Wyeth-Lederle Vaccines and Pediatrics is currently developing a new series of DNA-based vaccines through a strategic alliance with Apollon, Inc.

GROWTH POTENTIAL IN AGRICULTURAL PRODUCTS FUELED BY INNOVATION

[Picture of Lightning box]

New Cyanamid products representing major advances in effectiveness and safety are gaining recognition worldwide. Three of these products are expected to receive approval for the U.S. market in 1997. Lightning (imazethapyr/ imazapyr) is a new formulation of imidazolinones for use as a herbicide on corn hybrids that contain the imidazolinone tolerant trait. Imidazolinones essentially are non-toxic to wildlife and other non-target species and are effective at low application rates. Raptor, (imazamox), an imidazolinone herbicide for use on soy-beans and other legumes, provides season-long control of a variety of weeds. It will be marketed for use in areas where other imidazolinones cannot be used because of restrictions with rotational crops. Pirate (chlorfenapyr) is the first of the new pyrrole class of insecticides, which have proved to be effective in controlling insects that infest a wide range of crops, even where resistance to current insecticides exists. This product has been available since 1995 in certain U.S. states for use on cotton under an EPA-approved emergency exemption and was approved in 1996 in Japan, Thailand, the Republic of Korea and Chile for use on various crops.

--------------------------------------------------------------------------------
                                   [Picture]

Tom Whatley, Ph.D., Manager, North America Product Development,observes experimental herbicide studies in a greenhouse at Cyanamid's Agricultural Research Center in Princeton, New Jersey.
--------------------------------------------------------------------------------

<PG$PCN>

STRONG, GROWING PRESENCE IN PAIN AND INFLAMMATION THERAPIES

[Picture of Naprelan bottle]

The introduction of Naprelan (naproxen sodium) and continued expansion of the Lodine (etodolac) franchise strengthened Wyeth-Ayerst as a leader in the highly competitive $1.8 billion non-steroidal anti-inflammatory drug (NSAID) category in the United States. Naprelan offers important improvements over the widely used conventional formulation of naproxen sodium. It uses the proprietary Intestinal Protective Drug Absorption System to provide patients with rapid onset and 24-hour relief from inflammation and pain with a single dose.

   Lodine was strengthened as the second most widely dispensed branded NSAID in the United States with the addition of a 500 mg. dosage, a new rheumatoid arthritis indication and the launch of an extended-release formulation. Lodine XL (etodolac extended-release tablets) provides affordable, effective relief of pain and inflammation associated with osteoarthritis and rheumatoid arthritis as well as a convenient, once-a-day treatment schedule that enables patients to better manage their condition.

--------------------------------------------------------------------------------
                                    [Picture]

Arthritis sufferer Mary Britton of Atherton, California, found relief from pain and inflammation with Naprelan extended-release tablets. Naprelan is the first once-a-day prescription arthritis medicine to offer fast pain relief and 24-hour control.
--------------------------------------------------------------------------------

<PG$PCN>


AMERICAN HOME PRODUCTS CORPORATION

                        PHARMACEUTICAL PRODUCTS PIPELINE

American Home Products enters 1997 with unprecedented momentum in bringing new products to the health care community worldwide. Fifteen major new products, indications or dosage forms were approved in the United States, and approximately 150 approvals were obtained in countries internationally in the prior year. Clinical development is proceeding for more than 60 new pharmaceutical products. A number of the most promising products in post-Phase I trials are described below. The majority of these products have worldwide market potential and are under review by regulatory authorities.

A Approved  NDA NDA filed  PLA PLA amendment filed   III Phase 3 II Phase 2     * U.S.  + International     - U.S. and International
                                                                                       NDA
PRODUCT NAME        DESCRIPTION/INDICATION                          STATUS      A      PLA      III          II
------------        ----------------------                          ------      -      ---      ---          --
BeneFIX(TM)         Hemophilia B; blood-clotting factor                         *       +

Crinone(R)          Menstrual disorders and Assisted Reproductive Technologies  +       *
                    HRT in combination with estrogen                            +

Novantrone(R)       Metastatic breast cancer                                    +                *           *
(Immunex)           Hormone refractory prostate cancer                          *                +
                    Non-Hodgkin's lymphoma (U.S. Phase I and II)                +                            *

Synvisc(R)          Viscosupplementation for the treatment of
                    osteoarthritis of the knee; joint venture
                    with Biomatrix                                              +       *

Alesse(TM)          Oral contraceptive; lowest available estrogen
                    dose with proven progestin performance of
                    levonorgestrel                                                      -

Duract(TM)          Analgesia for acute and chronic pain
                    (including primary dysmenorrhea)                                    *

Effexor(R) XR       Once-a-day dosing alternative for Effexor(R) antidepressant         -
                    Generalized anxiety disorder; once-a-day                                     -

Leukine(R)          Prophylaxis of neutropenia resulting from chemotherapy              *
(Immunex)           Prevention of infections in very low birth weight
                    babies; HIV; fungal infections                                               *
                    Melanoma; flu vaccine adjuvant                                                           *

Lyrelle(TM) Patch   Treatment of vasomotor symptoms related to
                    menopause; 3.5 days                                                 +

Neumega(R) rhIL-11  Chemotherapy-induced thrombocytopenia                               *
                    Inflammatory bowel disease and chemotherapy-
                    induced mucositis (Phase I and II)                                                       *

<PG$PCN>

                                                                                                                      NDA
Product Name                           Description/Indication                                              Status  A  PLA  III  II

Normiflo(TM)                           Prophylaxis of DVT and PE in knee surgery                                       *

Rotashield(TM)/Rotamune(TM)            First effective vaccine to prevent rotaviral gastroenteritis
                                       in infants                                                                      *    +

Tetracel(TM)                           Prophylaxis vs. D, T and P and Haemophilus influenzae b
                                       diseases (acellular pertussis component)                                        *    +

Verdia(TM) (tasosartan)                Once-a-day anti-hypertensive with improved side effects and
                                       compliance                                                                      *    +

Enbrel(TM) (TNR-001)                   Rheumatoid arthritis; joint venture with Immunex                                     -

ERT Patch                              Treatment of vasomotor symptoms related to menopause; 7 days                         -

Gestodene/EE                           Lowest-dose estrogen/progestin OCto be available                                     -

HRT Patch                              Treatment of vasomotor symptoms related to menopause; 3.5 days                       -

Pantoprazole                           Erosive esophagitis                                                                  *

Pneumococcal Conjugate Vaccine         Prophylaxis against pneumococcal systemic diseases, e.g. otitis
                                       media, pneumonia, meningitis                                                         -

Rapamune(R)                            Immunosuppressive therapy for prophylaxis of renal, liver, bone
                                       marrow and cardiac transplant rejection                                              -

rhBMP-2*                               Bone repair and regeneration                                                         +    *

Tasosartan/HCTZ                        Once-a-day anti-hypertensive/diuretic with improved side effects
                                       and compliance                                                                       -

Trimegestone/17 (beta)-estradiol       Treatment of vasomotor symptoms and prevention of osteoporosis
                                       with endometrial protection                                                          +

Zaleplon                               Non-benzodiazepine sedative/hypnotic for the treatment of
                                       general insomnia                                                                     -

CMA-676                                Acute myelogenous leukemia                                                                -

Effexor(R) XL (OROS(R))                Once-a-day Effexor(R) dose form with improved convenience,
                                       compliance and side effect profile                                                        -

Fiblast(R)                             Stroke (Phase I and II); peripheral vascular disease (Phase I);
                                       joint venture with Scios                                                                  -

GPA-748                                Oral therapy for the treatment of growth hormone deficiency                               *

Meningococcal Conjugate Vaccine        Prophylaxis against meningococcal systemic type C disease                                 -

Minalrestat (ARI-509)                  Adjunct to insulin/oral hypoglycemic agents for
                                       prevention/treatment of diabetic complications                                            -

rhIL-12                                Novel immunomodulator (Phase I and II)                                                    -

RSV Subunit Vaccine                    Prevention of RSV-mediated lower respiratory disease for at-risk
                                       children and the elderly                                                                  -

VPA-985                                Aquaresis                                                                                 -

* Under evaluation by the U.S. Food and Drug Administration as a combination device; currently in pilot studies in the United States


<PG$PCN>
Principal Products - United States


ETHICAL
PHARMACEUTICALS
AND VACCINES

WOMEN'S HEALTH
  Lo/Ovral
  Nordette
  Ovral
  Ovrette
  Premarin
  Premphase
  Prempro
  Stuartnatal Plus
  Triphasil

CARDIOVASCULAR
  Cordarone
  Cordarone I.V.
  Inderal LA
  ISMO
  Isordil
  Quinidex
  Sectral
  Tenex
  Verelan
  Ziac

ANTIOBESITY
  Pondimin
  Redux

MENTAL HEALTH
  Ativan
  Effexor
  Serax

ANTI-INFLAMMATORIES
  Lodine
  Lodine XL
  Naprelan
  Orudis
  Oruvail

ANTI-INFECTIVES
  Minocin
  Myambutol
  Pipracil
  Suprax
  Zosyn

VACCINES
  Acel-Imune
  FluShield
  HibTTTER
  Orimune
  Pnu-Imune 23
  Tetramune
  Tri-Immunol

ONCOLOGY THERAPIES
  Leukine
  Novantrone
  Reglan
  Thioplex

GENERIC PRODUCTS
  atenolol
  Aygestin
  Cycrin
  dipyridamole
  fentanyl citrate
  heparin
  minocycline HCl
  propranolol HCl
  selegiline HCl
  sufentanil citrate
  Tubex
  Wydase

SPECIALTY
PHARMACEUTICAL
PRODUCTS
  Bulk pancreatin and
    heparin
  Oral drug delivery
    systems

OTHER PRODUCTS
  Micro-K
  Phenergan

CONSUMER HEALTH CARE

ANALGESICS AND COUGH/COLD/ALLERGY
  Advil
  Advil Cold & Sinus
  Anacin
  Children's Advil
  Dimetapp
  Dristan
  Orudis KT
  Robitussin

VITAMIN AND MINERAL SUPPLEMENTS
  Caltrate
  Centrum
  Centrum, Jr.
  Centrum Silver

OTHER PRODUCTS
  Anbesol
  Axid AR
  Chap Stick
  Denorex
  FiberCon
  Preparation H
  Primatene

MEDICAL DEVICES

SHERWOOD-DAVIS
& GECK
  Argyle tubes,
    catheters and
    drainage devices
  Blisterfilm, Ultec and
    Viasorb dressings
  Davis & Geck wound
    closure products,
    including sutures,
    needles and skin
    staplers
  FirstTemp Genius
    tympanic thermome-
    ters and Filac predic-
    tive thermometers
  Kangaroo enteral
    feeding systems and
    enteral access devices
  Monoject needles
    and syringes
  Quinton dialysis
    catheters
  Voldyne incentive
    breathers

QUINTON INSTRUMENTS
  Cardiac stress test
    systems
  Cath lab hemody-
    namic systems
  Electrocardiographs
  Electrophysiology
    systems
  Filmless angiography
    systems
  Holter monitoring
    systems
  Intravascular ultra-
    sound image proc-
    essing systems
  Telemetry systems
  Treadmills and
    ergometers


STORZ INSTRUMENTS
  Diamox, Neptazane
    glaucoma therapies
  ErgoTec instruments
  Hydroview foldable
    intraocular lenses
  MicroSeal, MicroFlow
    microsurgical hand-
    pieces and needles
  OcuCoat viscoelastic
  Ocuvite vitamins
  Premiere, Protege
    microsurgical
    equipment


ANIMAL HEALTH CARE

VETERINARY PHARMACEUTICALS AND BIOLOGICALS
  Discovery
  Duramune
  Fel-O-Vax
  Fluvac
  Keraset
  LymeVax
  Presponse
  PYRAMID
  Synanthic
  Synovex
  ToDAY
  ToMORROW
  Triangle

AGRICULTURAL PRODUCTS

HERBICIDES
  Arsenal
  Assert
  Cadre
  Detail
  Prowl
  Pursuit
  Resolve
  Scepter
  Squadron
  Steel

INSECTICIDES
  Amdro
  Counter
  Thimet


<PG$PCN>
Financial Section

      Contents

 18   Ten-Year Selected Financial Data
 20   Consolidated Balance Sheets
 21   Consolidated Statements of Income
 22   Consolidated Statements of Retained
      Earnings and Additional Paid-in Capital
 23   Consolidated Statements of Cash Flows
 24   Notes to Consolidated Financial Statements
 35   Report of Independent Public Accountants
 35   Management Report on Financial Statements
 36   Quarterly Financial Data
 36   Market Prices of Common Stock
      and Dividends
 37   Management's Discussion and Analysis
      of Financial Condition and Results
      of Operations


<PG$PCN>

        Ten-Year Selected Financial Data


(Dollar amounts in thousands except per share amounts)

Years Ended December 31,                                          1996            1995           1994(3)
                                                                  ----            ----           -------
Summary of Sales and Earnings
Net sales .................................................    $14,088,326    $13,376,089    $ 8,966,214
Net income(1) .............................................      1,883,403      1,680,418      1,528,254
Net income per common share(1)(2) .........................           2.96           2.71           2.49
Dividends per common share(2) .............................          1.565           1.51           1.47

Year-End Financial Position
Current assets ............................................    $ 7,470,419    $ 7,986,137    $ 7,821,246
Current liabilities .......................................      4,337,635      4,556,248      4,618,086
Ratio of current assets to current liabilities ............           1.72           1.75           1.69
Total assets ..............................................     20,785,343     21,362,923     21,674,812
Long-term debt ............................................      6,020,575      7,808,757      9,973,240
Average stockholders' equity ..............................      6,252,545      4,898,550      4,065,295

Shareholders - Outstanding Shares
Number of common shareholders .............................         67,545         68,763         71,223
Number of preferred shareholders ..........................            541            605            666
Average number of common shares outstanding
  used for earnings per share calculation (in thousands)(2)        635,426        619,670        614,826
Preferred shares outstanding at year-end (in thousands) ...             31             34             37

Employment Data
Number of employees at year-end ...........................         59,747         64,712         74,759
Wages and salaries ........................................    $ 2,634,351    $ 2,674,330    $ 1,820,450
Benefits (including social security taxes) ................        616,478        684,077        441,768

(1) Net income in 1996 includes a gain of $706,279 on the sale of a majority interest in the American Home Foods business and special charges aggregating $697,854 related to the acquisition of the remaining equity interest in Genetics Institute, Inc. Excluding the gain and special charges, 1996 net income was $1,874,978, and net income per common share was $2.95. Net income in 1995 includes a gain of $623,870 on the sale of the South American oral health care business, special charges of $308,317 and a restructuring charge of $117,156. Excluding these items, 1995 net income was $1,482,021, and net income per common share was $2.39. Net income in 1992 includes the impact of Statement of Financial Accounting Standards (SFAS) No. 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions," which was a charge of $73,191, and SFAS No. 109 - "Accounting for Income Taxes," which was a credit of $383,295 due to the recognition of tax benefits related to remaining net operating loss carryforwards. The net impact of adopting these statements was an increase to net income of $310,104. Net income in 1992 also includes a charge of $220,000 for acquired in-process research and development acquired from Genetics Institute, Inc. Excluding these items, 1992 net income was $1,370,738, and net income per common share was $2.18. Net income in 1987 excludes a provision related to Dalkon Shield claims of $1,750,000 recorded by A.H. Robins Company, Incorporated prior to its acquisition by the Company in 1989.

(2) All common share and per common share amounts have been adjusted retroactively for a two-for-one common stock split effective April 23, 1996 in the form of a dividend distributed on May 6, 1996.

(3) The 1994 information reflects the acquisition of American Cyanamid Company for the one month ended December 31, 1994.


<PG$PCN>

   1993          1992          1991          1990          1989         1988           1987
   ----          ----          ----          ----          ----         ----           ----
$8,304,851    $7,873,687    $7,079,443    $6,775,182    $6,747,016    $6,401,454    $5,850,383
 1,469,300     1,460,842     1,375,273     1,230,597     1,102,158       995,461       928,232
      2.37          2.33          2.18          1.96          1.77          1.61          1.49
      1.43          1.33        1.1875         1.075         0.975          0.90         0.835


$4,807,684    $4,552,077    $4,119,057    $3,826,075    $3,532,786    $3,256,494    $3,310,467
 1,584,411     1,492,717     1,270,135     1,693,852     1,108,895     1,067,599     1,392,800
      3.03          3.05          3.24          2.26          3.19          3.05          2.38
 7,687,353     7,141,405     5,938,797     5,637,107     5,681,487     5,492,424     5,411,150
   859,278       601,934       104,710       111,430     1,895,796       100,057        90,076
 3,719,539     3,431,568     2,987,885     2,322,623     1,651,050     1,077,462     1,572,972


    72,664        73,064        71,209        69,907        70,904        70,021        73,353
       726           780           870           931         1,021         1,110         1,187

   621,336       628,402       631,452       628,132       623,288       618,792       623,950
        40            43            51            57            64            71            77


    51,399        50,653        47,938        48,700        50,816        51,464        50,623
$1,654,984    $1,575,615    $1,388,397    $1,398,721    $1,391,233    $1,284,208    $1,171,788
   396,045       367,899       300,810       312,750       256,458       245,834       215,109


<PG$PCN>
American Home Products Corporation and Subsidiaries

        Consolidated Balance Sheets


(In thousands except share amounts)

December 31,                                                                        1996             1995
                                                                                    ----             ----
Assets
Cash and cash equivalents .................................................    $  1,322,297     $  1,802,397
Marketable securities .....................................................         221,820          217,672
Accounts receivable less allowances (1996 - $204,121 and 1995 - $135,609) .       2,541,714        2,613,439
Inventories ...............................................................       2,389,369        2,301,953
Other current assets ......................................................         995,219        1,050,676
                                                                               ------------     ------------
  Total Current Assets ....................................................       7,470,419        7,986,137
Property, plant and equipment:
  Land ....................................................................         184,200          174,534
  Buildings ...............................................................       2,675,838        2,705,772
  Machinery and equipment .................................................       3,394,628        3,165,440
                                                                               ------------     ------------
                                                                                  6,254,666        6,045,746
Less accumulated depreciation .............................................       2,217,933        2,085,411
                                                                               ------------     ------------
                                                                                  4,036,733        3,960,335

Goodwill and other intangibles, net of accumulated amortization
  (1996 - $1,597,049 and 1995 - $971,057) .................................       8,517,610        8,649,985
Other assets ..............................................................         760,581          766,466
                                                                               ------------     ------------
                                                                               $ 20,785,343     $ 21,362,923
                                                                               ============     ============

Liabilities
Loans payable .............................................................    $     76,574     $     72,217
Trade accounts payable ....................................................         940,076          980,114
Accrued expenses ..........................................................       2,810,223        3,150,758
Accrued federal and foreign taxes .........................................         510,762          353,159
                                                                               ------------     ------------
  Total Current Liabilities ...............................................       4,337,635        4,556,248
Long-term debt ............................................................       6,020,575        7,808,757
Other noncurrent liabilities ..............................................       2,486,375        2,415,620
Postretirement benefit obligation other than pensions .....................         782,342          732,063
Minority interests ........................................................         196,324          307,237

Stockholders' Equity
$2 convertible preferred stock, par value $2.50 per share; 5,000,000 shares
  authorized ..............................................................              79               85
Common stock, par value $0.33 1/3 per share; 1,200,000,000 shares authorized (outstanding shares: 1996 - 639,983,000 and 1995 -
   627,400,000) ...........................................................         213,328          210,008

Additional paid-in capital ................................................       2,034,337        1,515,154
Retained earnings .........................................................       4,756,270        3,875,224
Currency translation adjustments ..........................................         (41,922)         (57,473)
                                                                               ------------     ------------
  Total Stockholders' Equity ..............................................       6,962,092        5,542,998
                                                                               ------------     ------------
                                                                               $ 20,785,343     $ 21,362,923
                                                                               ============     ============

The accompanying notes are an integral part of these consolidated balance sheets.


<PG$PCN>
American Home Products Corporation and Subsidiaries

        Consolidated Statements of Income


(In thousands except per share amounts)

Years Ended December 31,                            1996             1995             1994

Net Sales ..................................    $ 14,088,326     $ 13,376,089     $  8,966,214
                                                ------------     ------------     ------------
Cost of goods sold .........................       4,449,783        4,534,320        2,795,581
Selling, general and administrative expenses       5,232,830        4,974,253        3,175,684
Research and development expenses ..........       1,429,056        1,354,963          817,090
Interest expense, net ......................         433,034          514,920            8,756
Other income, net ..........................         (96,159)         (98,184)         (34,354)
Gains on sales of businesses ...............        (813,532)        (959,845)              --
Special charges ............................         697,854          436,724               --
Restructuring charges ......................              --          180,240          173,697
                                                ------------     ------------     ------------
                                                  11,332,866       10,937,391        6,936,454
                                                ------------     ------------     ------------
Income before federal and foreign taxes ....       2,755,460        2,438,698        2,029,760
Provision for taxes:
  Federal ..................................         437,682          401,573          249,961
  Foreign ..................................         434,375          356,707          251,545
                                                ------------     ------------     ------------
                                                     872,057          758,280          501,506
                                                ------------     ------------     ------------
Net Income .................................    $  1,883,403     $  1,680,418     $  1,528,254
                                                ============     ============     ============
Net Income per Share of Common Stock .......    $       2.96     $       2.71     $       2.49
                                                ============     ============     ============

The accompanying notes are an integral part of these consolidated statements.


<PG$PCN>

     Consolidated Statements of Retained Earnings and Additional Paid-in Capital


(In thousands except per share amounts)

Years Ended December 31,                                                  1996           1995           1994
                                                                          ----           ----           ----
Retained Earnings
Balance, beginning of year .......................................    $ 3,875,224    $ 3,120,659    $ 2,778,803
Add: Net income ..................................................      1,883,403      1,680,418      1,528,254
                                                                      -----------    -----------    -----------
                                                                        5,758,627      4,801,077      4,307,057
                                                                      -----------    -----------    -----------
Less: Cash dividends declared:
  Preferred stock (per share: 1996 - 1994, $2.00) ................             65             71             76
  Common stock (per share: 1996 - 1994, $1.565, $1.51, $1.47) ....        993,487        934,725        903,089
                                                                      -----------    -----------    -----------
                                                                          993,552        934,796        903,165
  Cost of treasury stock acquired, less amounts charged to capital         10,139          6,544        272,061
                                                                      -----------    -----------    -----------
                                                                        1,003,691        941,340      1,175,226
                                                                      -----------    -----------    -----------
Change in unrealized gain/(loss) on marketable securities ........          1,334         15,487        (11,172)
                                                                      -----------    -----------    -----------
Balance, end of year .............................................    $ 4,756,270    $ 3,875,224    $ 3,120,659
                                                                      ===========    ===========    ===========
Additional Paid-in Capital
Balance, beginning of year .......................................    $ 1,515,154    $ 1,020,658    $ 1,014,911
Add: Excess over par value of common stock issued ................        520,355        495,323         41,448
Less: Cost of treasury stock acquired, less amounts
  charged to retained earnings ...................................          1,172            827         35,701
                                                                      -----------    -----------    -----------
Balance, end of year .............................................    $ 2,034,337    $ 1,515,154    $ 1,020,658
                                                                      ===========    ===========   ============

The accompanying notes are an integral part of these consolidated statements.


<PG$PCN>

        Consolidated Statements of Cash Flows


(In thousands)

Years Ended December 31,                                                   1996            1995             1994
                                                                           ----            ----             ----
Operating Activities
Net income ........................................................    $ 1,883,403     $ 1,680,418     $ 1,528,254
Adjustments to reconcile net income to
net cash provided from operating activities:
  Gains on sales of businesses ....................................       (813,532)       (959,845)        (51,612)
  Restructuring and special charges ...............................        697,854         616,964         173,697
  Gains on sales of other assets ..................................        (98,809)        (23,703)        (42,115)
  Depreciation ....................................................        367,834         367,394         207,476
  Amortization ....................................................        290,232         311,827          98,693
  Deferred income taxes ...........................................        101,592        (145,070)        (92,259)
  Changes in working capital, net of businesses acquired or sold:
     Accounts receivable ..........................................         18,675        (268,445)         13,972
     Inventories ..................................................       (213,037)       (111,147)       (157,072)
     Other current assets .........................................         65,901        (102,073)       (161,674)
     Trade accounts payable and accrued expenses ..................       (354,132)        (85,331)        324,795
     Accrued taxes ................................................        154,271        (110,720)        121,807
  Other items, net ................................................        298,003         342,795         (16,040)
                                                                       -----------     -----------     -----------
Net cash provided from operating activities .......................    $ 2,398,255     $ 1,513,064     $ 1,947,922
                                                                       ===========     ===========     ===========

Investing Activities
Purchases of property, plant and equipment ........................    $  (652,226)    $  (637,501)    $  (472,510)
Purchases of businesses for cash, net of cash acquired ............             --        (130,000)     (9,356,230)
Purchases of remaining equity interests in Genetics Institute, Inc.
   and another subsidiary .........................................     (1,326,351)             --              --
Proceeds from sales of businesses .................................      1,361,969       1,519,059         113,539
Proceeds from sales of other assets and marketable securities, net         113,816         572,830          99,742
                                                                       -----------     -----------     -----------
Net cash provided from/(used for) investing activities ............    $  (502,792)    $ 1,324,388     $(9,615,459)
                                                                       ===========     ===========     ===========

Financing Activities
Net proceeds from/(repayments of) debt ............................    $(1,783,825)    $(2,205,550)    $ 8,639,718
Dividends paid ....................................................       (993,552)       (934,796)       (903,165)
Purchases of treasury stock .......................................        (11,382)         (7,402)       (313,807)
Exercise of stock options .........................................        412,197         469,763          37,805
Other items, net ..................................................             --         (58,502)        (46,413)
                                                                       -----------     -----------     -----------
Net cash provided from/(used for) financing activities ............     (2,376,562)     (2,736,487)      7,414,138
                                                                       -----------     -----------     -----------
Effects of exchange rates on cash balances ........................            999           5,228          12,769
                                                                       -----------     -----------     -----------
Increase/(decrease) in cash and cash equivalents ..................       (480,100)        106,193        (240,630)
Cash and cash equivalents, beginning of year ......................      1,802,397       1,696,204       1,936,834
                                                                       -----------     -----------     -----------
Cash and cash equivalents, end of year ............................    $ 1,322,297     $ 1,802,397     $ 1,696,204
                                                                       ===========     ===========     ===========

The accompanying notes are an integral part of these consolidated statements.


<PG$PCN>
        Notes to Consolidated Financial Statements

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of American Home Products Corporation and its majority-owned subsidiaries (the Company). The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in two primary business segments: health care and agricultural products. Health care products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, medical devices, and animal biologicals and pharmaceuticals. Agricultural products include crop protection and pest control products such as herbicides, insecticides, fungicides and plant growth regulators. See Note 2 regarding the divestiture of a majority interest in the American Home Foods business. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in 145 countries throughout the world. The Company is not dependent on any single or major group of customers for its sales.

   The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, the Company's conjugated estrogens product, which has not had patent protection for many years, does contribute significantly to sales and results of operations. See "Competition" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 41 for further details.

Cash and Cash Equivalents, for purposes of reporting cash flows, consist primarily of certificates of deposit, time deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost, which approximates fair value.

Marketable Securities consist of U.S. government or agency issues and corporate bonds and are stated at fair value, which approximates amortized cost. The fair values are estimated based on quoted market prices.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $806,661,000 at December 31, 1996 and $688,736,000 at December 31, 1995. Current value exceeded LIFO value by $63,639,000 and $66,367,000 at December 31, 1996 and 1995, respectively. The remaining inventories are valued under the first-in, first-out (FIFO) or the average cost method.

   Inventories at December 31 consisted of:

(In thousands)               1996          1995
                             ----          ----
Finished goods .......    $1,121,055    $1,142,174
Work in progress .....       567,240       567,437
Materials and supplies       701,074       592,342
                          ----------    ----------
                          $2,389,369    $2,301,953
                          ----------    ----------

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method.

Goodwill, the excess of cost over the fair value of net assets acquired, is being amortized on the straight-line method over various periods not exceeding 40 years. The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS No. 121 did not have an impact on the Company's financial position or results of operations.

Long-Term Debt is stated at face value, which approximates fair value. The fair value of the Company's long-term debt is estimated based on market prices.

Interest Rate Swap and Foreign Currency Agreements: The Company enters into interest rate swap and foreign currency agreements to manage specifically identifiable risks. The Company does not speculate on interest or currency exchange rates. The fair value of interest rate swap and foreign currency agreements is based on market prices. The value represents the estimated amount the Company would receive/pay to terminate the agreements taking into consideration current interest or currency exchange rates.


<PG$PCN>
Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current exchange rates with translation adjustments accumulated in stockholders' equity. Translation adjustments related to international operations in highly inflationary economies are included in net income.

Net Income per Share of Common Stock is based on the average number of common shares outstanding during the year: 635,426,000 shares in 1996, 619,670,000 shares in 1995 and 614,826,000 shares in 1994. The dilutive effect of the Company's common share equivalents related to outstanding stock options was not considered in the calculations of net income per share of common stock since the effect was less than 3%. As a result, the presentation of fully diluted earnings per share is not shown.

2  ACQUISITIONS AND DIVERSTITURES

In November 1994, the Company acquired substantially all the outstanding shares of American Cyanamid Company (ACY) for approximately $9.6 billion, including acquisition-related costs. The acquisition was accounted for under the purchase method of accounting and, accordingly, ACY's operating results have been included with the Company's since December 1, 1994. Based upon a final evaluation of the fair values allocated to the net assets of ACY, the purchase price exceeded the net assets acquired by approximately $8.1 billion.

   In addition to the ACY acquisition, the Company acquired and divested various businesses and other assets as follows:

   In December 1996, the Company acquired the remaining equity interest in Genetics Institute, Inc. (G.I.) that it did not already own by exercising its option to purchase the outstanding capital stock from public shareholders at $85 per share. The total consideration paid for the remaining equity interest in G.I. was $1.279 billion. The acquisition was financed through the issuance of additional commercial paper and was accounted for under the purchase method of accounting effective December 31, 1996 (see Note 3).

   In November 1996, the Company sold a majority interest in the American Home Foods business for approximately $1.2 billion, resulting in a pre-tax gain of $813,532,000. The net proceeds from the sale were used primarily to reduce outstanding commercial paper. Net income and net income per share for 1996 include an after-tax gain of $706,279,000 or $1.11 per share. The Company retained a 20% equity interest in the foods business and, accordingly, did not reflect the foods business as a discontinued operation.

   In March 1996, the Company sold Symbiosis Corp. for approximately $148,672,000, resulting in a pre-tax gain of $22,677,000. Symbiosis Corp. developed and manufactured disposable laparoscopic and endoscopic surgical products.

   In January 1995, the Company sold its South American oral health care business for approximately $1.0 billion, resulting in a pre-tax gain of $959,845,000. The net proceeds from the sale were used primarily to reduce outstanding commercial paper. Net income and net income per share for 1995 include an after-tax gain of $623,870,000 or $1.01 per share related to this transaction.

   During 1995, the Company sold certain businesses and other assets acquired in the ACY acquisition for total pre-tax proceeds aggregating $956,004,000. This activity included the sales of a preferred stock investment in Cytec Industries Inc. for $395,101,000, the medicated feed additives business for $344,500,000 and Acufex Microsurgical Inc., a manufacturer of arthroscopic instruments and scopes, for $141,000,000. Gains on the sales of these items reduced ACY acquisition-related goodwill.

   The Company had other acquisitions and divestitures during the 1996 - 1994 period, the effects of which, individually and in the aggregate, were not material to the Company's consolidated financial position or results of operations.

3  RESTRUCTURING AND SPECIAL CHARGES

In December 1996, the Company completed a study and evaluation of the purchase price allocation related to the acquisition of the remaining equity interest in G.I. (see Note 2). The purchase price exceeded the net assets acquired by $1.057 billion, resulting in the recognition of goodwill related to the commercial operations of $359,513,000 and a special charge of $470,000,000 for the portion of the G.I. goodwill attributable to acquired in-process research and development. G.I. also recorded a special charge of $227,854,000 for the liquidation of its outstanding stock options as of December 31, 1996. The goodwill recognized in this acquisition was based on the estimated future cash flows of existing, approved products of G.I. attributed to the remaining equity interest acquired. The total special charges related to the acquisition of the remaining equity interest in G.I. were $697,854,000 or $1.10 per share.

   Special charges aggregating $436,724,000 ($308,317,000 after-tax or $0.50 per share) were recorded in 1995. The special charges included provisions for environmental liabilities related to ACY due to changes in estimates of $228,224,000 and provisions for other special


<PG$PCN>
charges of $208,500,000, including the shutdown and discontinuance of the U.S. infant nutritional business and other contingent liability adjustments.

   In 1995, the Company recorded a restructuring charge of $180,240,000 ($117,156,000 after-tax or $0.19 per share) to recognize the costs of implementing the integration plan for the ACY acquisition related to American Home Products Corporation operations. The integration plan eliminated excess production capacity and facilities, reduced overhead and realigned the Company's resources to achieve its strategic objectives. The restructuring charge excluded costs associated with ACY personnel and facilities as these costs were included in the overall evaluation of net assets acquired from ACY.

   In 1994, the Company recorded a restructuring charge of $173,697,000 ($112,903,000 after-tax or $0.18 per share) to recognize the costs of consolidating the manufacturing, distribution and quality control functions for the U.S. pharmaceutical and consumer health care businesses.

   Since the implementation of these restructuring programs, the combined restructuring accruals have decreased by approximately $222,227,000 due to cash expenditures primarily for severance and related personnel benefits, production and administrative facility closure costs, and noncash charges to reduce the carrying value of certain assets related to manufacturing operations. Since 1994, total workforce reductions related to restructuring programs, integration plans and the discontinuance of the U.S. infant nutritional business have resulted in the elimination of approximately 9,570 positions worldwide.


4  DEBT AND FINANCING ARRANGEMENTS

The Company's debt at December 31 consisted of:

(In thousands)                                        1996          1995
                                                      ----          ----
Commercial paper ..............................    $2,997,771    $4,749,680
Notes payable:
  6.875% notes due 1997 .......................       250,000       250,000
  7.70% notes due 2000 ........................     1,000,000     1,000,000
  6.50% notes due 2002 ........................       250,000       250,000
  7.90% notes due 2005 ........................     1,000,000     1,000,000
  7.25% debentures due 2023 ...................       250,000       250,000
Pollution control and industrial revenue bonds:
  4.25% - 7.00% due 1997-2020 .................       136,990       162,405
Other debt:
  1.18% - 11.28% due 1997-2009 ................       212,388       218,889
                                                   ----------    ----------
                                                    6,097,149     7,880,974
Less current portion ..........................        76,574        72,217
                                                   ----------    ----------
                                                   $6,020,575    $7,808,757
                                                   ==========    ==========

   In connection with the acquisition of ACY, the Company and certain of its subsidiaries issued short-term notes (commercial paper), of which approximately $3.0 billion were outstanding at December 31, 1996. The weighted average interest rate on the commercial paper outstanding at December 31, 1996 and 1995 was 5.47% and 5.69%, respectively. The commercial paper has original maturities not exceeding 270 days and a weighted average remaining maturity of 40 days as of December 31, 1996. As of December 31, 1996, the Company has reflected the issuance of commercial paper used to finance the $1.279 billion acquisition of the remaining equity interest in G.I.

   The commercial paper is supported by two credit agreements established in 1994 to finance the acquisition of ACY among the Company and certain of its subsidiaries and a syndicate of lenders. The credit facilities were composed initially of a $3.0 billion, five-year credit facility and a $7.0 billion, 364-day credit facility which may be renewed annually with the consent of the majority lenders for an additional 364-day period. In 1995, the $10.0 billion of credit facilities were amended to $7.0 billion consisting of a $3.0 billion, five-year credit facility and a $4.0 billion, 364-day credit facility. In 1996, the $7.0 billion of credit facilities were amended to $6.0 billion consisting of a $3.0 billion, five-year credit facility and a $3.0 billion, 364-day credit facility. Under the terms of the 364-day credit facility, if this facility is utilized, the borrowing is extendible for another 364-day period at the option of the Company.

   The interest rate on borrowings under the credit facilities is based on various rate options available to the Company. The proceeds of the credit facilities may be used to support commercial paper and the Company's general corporate and working capital purposes. The credit facilities contain a financial covenant and various other customary covenants, representations, warranties, conditions and default provisions. As of December 31, 1996, there were no borrowings outstanding under the credit facilities. Commercial paper outstanding at December 31, 1996 is classified as long-term debt since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper, through the use of its credit facilities or through the issuance of long-term debt.

   In 1995, the Company issued, under a $3.5 billion shelf registration statement, $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005. Net proceeds from these issuances were used to repay commercial paper. The non-callable notes, which have semiannual interest payments due on February 15 and August 15, are unsecured and unsubordinated.

   The 6.875% and 6.50% non-callable notes have semiannual interest payments due on April 15 and October 15. At December 31, 1996, the 6.875% notes due April 15, 1997 are classified as long-term debt as


<PG$PCN>
the Company has both the intent and ability to refinance these notes on a long-term basis. The 7.25% non-callable debentures have semiannual interest payments due on March 1 and September 1. The non-callable notes and debentures are unsecured and unsubordinated.

   The aggregate maturities of debt during the next five years as of December 31, 1996 are as follows:

(In thousands)

1997 ...........    $   76,574
1998 ...........        62,708
1999 ...........        17,968
2000 ...........     1,024,874
2001 ...........       260,227
Thereafter .....     1,657,027
                    ----------
                     3,099,378
Commercial paper     2,997,771
                    ----------
Total debt .....    $6,097,149
                    ----------


   In 1994, the Company entered into $4.75 billion notional amount of simple, unleveraged interest rate swap agreements as a means of (1) locking in the underlying U.S. treasury security rates to be paid in connection with long-term debt issued during 1995 and long-term debt expected to be issued and (2) converting a portion of the commercial paper issued in connection with the acquisition of ACY from a floating rate obligation to a fixed rate obligation.

   The swap agreements are contracts under which the Company pays a fixed rate of interest and receives a floating rate of interest over the term of the swap agreements without the exchange of the underlying notional amounts. During 1996, the weighted average interest rates paid and received on these agreements were 7.77% and 5.46%, respectively. The swap agreements have maturities ranging from 1997 to 2005.

   In 1995, the Company terminated $2.0 billion of interest rate swap agreements in connection with the $2.0 billion issuance of five- and 10-year notes as previously discussed. The effect of terminating these swap agreements was deferred and is being amortized to interest expense over the five- and 10-year terms of the related notes. In 1996, a $250,000,000 interest rate swap agreement matured and was not replaced. At December 31, 1996, the fair value of the remaining $2.5 billion of interest rate swap agreements was a payable of $113,808,000.

   The Company enters into short-term foreign exchange forward contracts as part of its management of foreign currency exposures. The Company does not engage in speculation on foreign currency. At December 31, 1996 and 1995, the Company had notional amounts of $724,200,000 and $458,900,000, respectively, of foreign exchange forward contracts outstanding. The notional amounts of foreign exchange forward contracts approximate fair value.

   The Company believes that the risk of loss associated with the interest rate or foreign currency agreements, from either non-performance by the counterparties or due to fluctuations in interest or foreign exchange rates, is not material to its financial position or results of operations.

   Interest payments in connection with the Company's debt obligations for the years ended December 31, 1996, 1995 and 1994 amounted to $562,733,000, $655,111,000 and $114,831,000, respectively.


5  OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities include reserves for contingencies relating to income taxes, environmental matters, product liability and other litigation, as well as restructuring, pension, Management Incentive Plan and other employee benefit liabilities.

   The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. As of December 31, 1996, the Company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 62 Superfund sites. Thirty-one of these sites are the result of acquiring ACY.

   It is the Company's policy to accrue environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $447,050,000 #and $467,800,000 at December 31, 1996 and 1995,
respectively. As discussed in Note 3, during 1995, a provision of $228,224,000 was recorded for environmental liabilities related to ACY due to changes in estimates. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of the payments. See Note 11 for a discussion of contingencies.

   During 1996, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 96-1 - "Environmental Remediation Liabilities." This SOP provides additional guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities and is effective for fiscal years beginning after December 15, 1996. The SOP will not have a material impact on the Company's financial position or results of operations.


<PG$PCN>
   The Company's Management Incentive Plan provides for cash and deferred contingent common stock awards to key employees. The maximum number of shares of common stock issuable under the plan is 24,000,000, of which 18,008,495 have been awarded through December 31, 1996. Deferred contingent common stock awards plus accrued dividends totaling 857,774 shares were outstanding at December 31, 1996. Awards for 1996 were $60,306,185, which included deferred contingent common stock of $12,283,465 (205,581 shares). Awards for 1995 amounted to $52,909,000, which included deferred contingent common stock of $10,197,000 (212,542 shares). Total participants in the plan increased to 2,360 employees in 1995 versus 1,429 in 1994 due primarily to the addition of ACY participants. Awards for 1994 were $35,842,000, which included deferred contingent common stock of $6,513,000 (204,796 shares).


6  EMPLOYEE BENEFIT PLANS

Pension Plans: The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1996, 1995 and 1994 was $130,090,000, $139,329,000 and $90,395,000, respectively. The Company sponsors defined benefit and defined contribution plans for most domestic and certain foreign locations. Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund all current and prior year service costs under defined benefit retirement plans. Contributions to defined contribution plans are based on a percentage of employees' compensation. Pension expense recognized for defined contribution plans totaled $76,143,000 in 1996, $64,682,000 in 1995 and $43,029,000 in 1994.

   Net periodic pension cost of defined benefit pension plans was as follows (principally U.S. pension plans):

(In thousands)                        1996          1995          1994
                                      ----          ----          ----
Service cost on benefits earned
  during the year .............    $  58,434     $  55,283     $  35,642
Interest cost on projected
  benefit obligation ..........      194,056       180,859        69,598
Actual (return)/loss on plan
  assets ......................     (240,809)     (490,286)       62,498
Net amortization and deferral .       42,266       328,791      (120,372)
                                   ---------     ---------     ---------
Net periodic pension cost .....    $  53,947     $  74,647     $  47,366
                                   =========     =========     =========

   Net periodic pension cost was lower in 1996 compared with 1995 due primarily to the unusually high actual return on plan assets in 1995, offset, in part, by an increase in pension costs related to a change in mortality assumptions to reflect increased life expectancies. Net periodic pension cost was higher in 1995 versus 1994 due primarily to the ACY acquisition effective December 1, 1994.

   The actuarial present value of benefit obligations and funded status of the Company's defined benefit pension plans, as of December 31, was as follows (principally U.S. pension plans):

(In thousands)                             1996            1995
                                           ----            ----
Benefit obligations:
  Vested benefits ..................    $ 2,479,139     $ 2,126,995
  Nonvested benefits ...............        110,482          85,840
                                        -----------     -----------
Accumulated benefit obligation .....      2,589,621       2,212,835
Effect on benefits from projected
  compensation increases ...........        268,923         244,943
                                        -----------     -----------
Projected benefit obligation .......      2,858,544       2,457,778
Plan assets at fair value, primarily
  listed stocks and bonds ..........      2,332,432       2,281,772
                                        -----------     -----------
Projected benefit obligation in
  excess of plan assets ............        526,112         176,006
Unrecognized net gain/(loss) .......        (55,013)        171,404
Unrecognized net transition
  obligation .......................         (3,827)         (5,499)
Unrecognized prior service cost ....       (134,064)          5,925
                                        -----------     -----------
Net pension liability ..............    $   333,208     $   347,836
                                        -----------     -----------

   The change in the unrecognized net gain (loss) in 1996 is due primarily to an unrecognized loss resulting from a change in mortality assumptions to reflect increased life expectancies. The change in the unrecognized prior service cost in 1996 is due primarily to a plan amendment which revised the benefit formula of the American Home Products Corporation Retirement Plan - U.S., from a final 10-year average to an average of the five highest paid years within the final 10 years of service.

   Assumptions used in developing the projected benefit obligation as of December 31 were as follows:

                                      1996    1995       1994
                                      ----    ----       ----
Discount rate ..................      7.5%    7.5%        8.5%
Rate of increase in compensation      4.0%    4.0%        5.0%
Rate of return on plan assets ..      9.0%    9.0%   8.5%-9.0%


<PG$PCN>
   Postretirement Benefits: The Company provides postretirement health care and life insurance benefits for retired employees of most domestic locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

   Net periodic postretirement health care cost includes the following components:

(In thousands)                    1996       1995       1994
                                  ----       ----       ----
Service cost on benefits
  earned during the year ...    $20,474    $15,057    $13,447
Interest cost on accumulated
  postretirement benefit
  obligation (APBO) ........     68,902     61,693     31,612
Net amortization ...........      4,436        290      6,016
                                -------    -------    -------
Net periodic postretirement
  health care cost .........    $93,812    $77,040    $51,075
                                =======    =======    =======

   Net periodic postretirement health care cost was higher in 1996 compared with 1995 due primarily to a change in mortality assumptions to reflect increased life expectancies. Net periodic postretirement health care cost was higher in 1995 versus 1994 due primarily to the ACY acquisition effective December 1, 1994.

   The APBO as of December 31 was as follows:

(In thousands)                        1996          1995
                                      ----          ----
Retirees ......................    $ 648,763     $ 540,404
Fully eligible active
  participants ................      124,131       118,505
Other active participants .....      209,278       164,500
                                   ---------     ---------
APBO ..........................      982,172       823,409
Unrecognized net loss .........     (141,510)      (33,300)
Unrecognized prior service cost       (3,320)       (3,046)
                                   ---------     ---------
Accrued postretirement
  benefit obligation ..........      837,342       787,063
Less current portion ..........       55,000        55,000
                                   ---------     ---------
                                   $ 782,342     $ 732,063
                                   =========     =========

   The change in the unrecognized net loss in 1996 is due primarily to an unrecognized loss from a change in mortality assumptions to reflect increased life expectancies, offset by an unrecognized gain from a revision in the health care cost trend rate and a plan curtailment gain related to the sale of a majority interest in the foods business.

   Assumptions used in developing the APBO were as follows:

                                 1996         1995        1994
                                 ----         ----        ----
Discount rate .............         7.5%         7.5%        8.5%
Increase in per capita cost
  of health care benefits
  that gradually decreases
  over 10 years and is held
  constant thereafter .....    9.0%-6.0%   10.0%-6.0%   10.5%-6.0%

   A one percentage point increase in the assumed health care cost trend rates would increase the APBO as of December 31, 1996 by approximately $125,810,000, and the total of the service and interest cost components of the net periodic postretirement health care cost would increase by approximately $13,596,000.


7 CAPITAL STOCK

At the Company's April 23, 1996 Annual Meeting of Stockholders, the stockholders approved an increase in the number of authorized shares of common stock from 600,000,000 to 1,200,000,000, enabling the Company to complete a two-for-one stock split in the form of a 100% stock dividend which was approved by the Company's Board of Directors in January 1996. The record date for stockholders entitled to receive additional shares, which were distributed on May 6, 1996, was the close of business on April 24, 1996. The par value of the common stock was maintained at the pre-split amount of $0.33 1/3 per share. All references to common stock, retained earnings, common shares outstanding and per share amounts in these consolidated financial statements have been restated to reflect the two-for-one stock split on a retroactive basis.

   There were 5,000,000 shares of preferred stock authorized at December 31, 1996. Of the authorized preferred shares, there is a series of shares (31,433 outstanding), which is designated as $2 convertible preferred stock. Each share of the $2 series is convertible at the option of the holder into 18 shares of common stock. This series may be called for redemption at $60 per share plus accrued dividends.


<PG$PCN>
   Changes in outstanding common shares during 1996, 1995 and 1994 are summarized as follows:

(In thousands except
shares of preferred stock)          1996         1995         1994
                                    ----         ----         ----
Balance, beginning of year ...     627,400      611,962      620,652
Issued for stock options
  and Management
  Incentive Plan .............      12,746       15,584        1,916
Conversions of preferred stock
  (2,709, 2,371 and 3,624
  shares in 1996, 1995
  and 1994, respectively) ....          49           42           66
Purchase of shares
  for treasury ...............        (212)        (188)     (10,672)
                                   -------      -------      -------
Balance, end of year .........     639,983      627,400      611,962
                                   =======      =======      =======

8  STOCK OPTIONS

The Company has three Stock Option Plans and three Stock Incentive Plans, including the 1996 Stock Incentive Plan which was approved at the Company's April 23, 1996 Annual Meeting of Stockholders. Under the three Stock Incentive Plans, a maximum of 30,000,000, 28,000,000 and 24,000,000 options to purchase shares, respectively, may be granted at prices not less than 100% of the fair market value at the date of option grant. No further grants will be made under the three Stock Option Plans. At December 31, 1996, 28,137,620 shares were available for future grants under the Stock Incentive Plans.

   The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. The plans provide for the granting of stock appreciation rights (SAR), which permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised. During 1996 and 1995, SARs were granted to executive officers in tandem with outstanding and newly granted stock options at the exercise price of the underlying option. A pre-tax charge of $54,815,000 and $62,716,000 was incurred related to SARs in 1996 and 1995 due to an increase in the market price of the Company's common stock and the increased number of outstanding SARs. The charge incurred related to SARs in 1994 was not material. SARs in tandem with options covering 4,574,400 and 2,096,866 shares were outstanding and exercisable, respectively, at December 31, 1996.

   The stock incentive plans, among other things, provide for the issuance of up to 4,000,000 of the available options as restricted stock performance awards under each plan. Restricted stock performance awards representing 53,500, 52,200 and 108,800 units were granted in 1996, 1995 and 1994, respectively, under the plans to certain key executives. These units will be converted to shares of restricted stock based on the achievement of certain performance criteria over a three-year period of restriction.

   Transactions involving the plans are summarized as follows:

                                                Weighted                       Weighted                     Weighted
                                                 Average                        Average                     Average
                                                Exercise                        Exercise                    Exercise
Option Shares                      1996          Price            1995           Price        1994           Price
                                   ----          -----            ----           -----        ----           -----
Outstanding January 1 .....     47,486,784     $   34.12       42,936,064     $   30.23    42,681,848     $   30.06
Granted ...................      7,970,950         53.16       20,839,500         38.33     3,968,100         29.10
Canceled ..................     (1,117,450)        42.92         (817,080)        35.74    (1,942,760)        32.61
Exercised (1996 - $17.80 to
 $53.06 per share) ........    (14,200,939)        32.95      (15,471,700)        28.92    (1,771,124)        21.43
Outstanding December 31
 (1996 - $17.80 to
 $62.70 per share) ........     40,139,345         38.07       47,486,784         34.12    42,936,064         30.23
Exercisable December 31 ...     30,492,611         34.27       27,203,484         30.97    38,758,564         30.33


<PG$PCN>
     The following table summarizes information regarding stock options outstanding at December 31, 1996:

                             Options Outstanding                                                  Options Exercisable
---------------------------------------------------------------------------              -----------------------------------
                                      Weighted Average     Weighted Average                                 Weighted Average
        Range of           Number            Remaining             Exercise                    Number               Exercise
 Exercise Prices      Outstanding     Contractual Life                Price               Exercisable                  Price
---------------------------------------------------------------------------              -----------------------------------
 $17.80 to 26.78        2,717,869            2.5 years               $23.76                 2,717,869                 $23.76
  26.79 to 35.76       12,798,845            6.3 years                31.81                12,798,845                  31.81
  35.77 to 44.74       16,518,631            8.1 years                38.10                14,626,997                  38.09
  44.75 to 53.72        8,014,900            9.4 years                52.58                   348,900                  46.04
  53.73 to 62.70           89,100            9.9 years                62.69                       --                     --
                       ----------                                                          ----------
  17.80 to 62.70       40,139,345            7.4 years                38.07                30,492,611                  34.27
                       ==========                                                          ==========


     In April 1994, the stockholders approved the Restricted Stock Plan for Non-Employee Directors. Under the plan, a maximum of 50,000 restricted shares may be granted to non-employee directors at not less than 100% of the fair market value at the date of grant. The restricted shares will not be delivered until the end of the restricted period which does not exceed five years.

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123 - "Accounting for Stock-Based Compensation." As permitted by the statement, the Company has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No.
25. Accordingly, no compensation expense has been recognized for stock options other than for SARs granted in tandem with stock options. If compensation expense for the Company's stock options issued in 1996 and 1995 had been determined based on the fair value method of accounting, as defined in SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands except per share amounts)                 1996                1995
--------------------------------------------------------------------------------
Net income       As reported                   $   1,883,403       $   1,680,418

                 Pro forma                     $   1,841,157       $   1,647,085
Net income
   per share     As reported                   $        2.96       $        2.71
                 Pro forma                     $        2.90       $        2.66
                                               ---------------------------------

     The fair value method of accounting has not been determined for options granted prior to January 1, 1995.

     The fair value of issued stock options is estimated on the date of grant using the Black-Scholes option-pricing model incorporating the following assumptions for options granted in 1996 and 1995, respectively: Expected volatility (the amount by which the stock price is expected to fluctuate) of 15.0% and 15.7%; expected dividend yield of 4.3% and 4.4%; risk-free interest rate of 6.4% and 6.1%; and expected life of four years. The weighted average fair value of options granted during 1996 and 1995 was $6.83 and $4.88, respectively.


9  INTEREST EXPENSE, NET

Interest expense, net in the Consolidated Statements of Income includes interest income of $138,380,000, $150,101,000 and $106,430,000 for the years ended
December 31, 1996, 1995 and 1994, respectively.

<PG$PCN>
10  INCOME TAXES


The provision for income taxes consisted of:

(In thousands)                       1996               1995               1994
--------------------------------------------------------------------------------
Current:
   Domestic                     $ 348,649          $ 545,434          $ 351,581
   Foreign                        421,816            357,916            242,184
                                ------------------------------------------------
                                  770,465            903,350            593,765
Deferred:

   Domestic                        89,033           (143,861)          (101,620)
   Foreign                         12,559             (1,209)             9,361
                                ------------------------------------------------
                                  101,592           (145,070)           (92,259)
                                ------------------------------------------------
                                $ 872,057          $ 758,280          $ 501,506
                                ===============================================

     Deferred tax assets (liabilities), inclusive of valuation allowances for certain deferred tax assets, were reflected in the consolidated balance sheets at December 31 as follows:

(In thousands)                                           1996               1995
--------------------------------------------------------------------------------
Net current deferred tax assets                    $  668,215         $  638,291
Net noncurrent deferred tax assets                    303,034            374,839
                                                   -----------------------------
Net deferred tax assets                            $  971,249         $1,013,130
                                                   =============================


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


     The components of the Company's deferred tax assets and liabilities at December 31 are as follows:

(In thousands)                                          1996               1995
--------------------------------------------------------------------------------
Deferred tax assets:
   Product and environmental liabilities
      and other operating accruals               $   700,736        $   675,180
   Postretirement, pension and other

      employee benefits                              451,431            478,177
   Net operating loss and other tax
      credit carryforwards                           203,464            125,950
   Restructuring and

      reorganization accruals                        225,644            346,927
   Inventory reserves                                178,505            131,657
   Investments and advances                           60,123             54,402
   Other                                              42,123             67,757
                                                 ------------------------------
Total deferred tax assets                        $ 1,862,026        $ 1,880,050
                                                 ------------------------------
Deferred tax liabilities:
   Investments                                   $  (249,573)       $  (228,394)
   Depreciation                                     (268,875)          (315,124)
   Pension and other
      employee benefits                              (17,566)           (65,218)
   Other                                             (59,923)           (51,540)
                                                 ------------------------------
Total deferred tax liabilities                   $  (595,937)       $  (660,276)
                                                 ------------------------------
Deferred tax asset
   valuation allowance                              (294,840)          (206,644)
                                                 ------------------------------
Net deferred tax assets                          $   971,249        $ 1,013,130
                                                 ------------------------------

     Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carryforwards and portions of other deferred tax assets as the Company determined that it was more likely than not that these benefits will not be realized. During 1996, the valuation allowance increased by $88,196,000 due primarily to additional allowances related to net operating loss carryforwards resulting from the Company's acquisition of the remaining equity interest in G.I. that it did not already own (see Note 2). During 1995, the valuation allowance decreased by $44,332,000 due primarily to the reversal of allowances of $89,936,000 on investments which were sold during the year. These decreases were offset partially by additional allowances of $45,604,000 for deferred tax assets related primarily to net operating loss carryforwards. During 1994, the valuation allowance increased by $159,613,000 as reductions in these reserves of $68,929,000 were more than offset by increases of $228,542,000 as a result of the ACY acquisition.

<PG$PCN>
     A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

Tax Rate                                      1996          1995          1994
--------------------------------------------------------------------------------
U.S. statutory rate                           35.0%         35.0%         35.0%
Effect of Puerto Rico and
   Ireland manufacturing

   operations                                 (5.6)         (6.4)         (5.5)
Research credits                              (0.6)         (0.6)         (1.2)
ACY goodwill amortization                      2.8           3.3          --
Gain on sale of foods business                (6.4)         --            --
Special charges related to the
   acquisition of G.I.                         8.5          --            --
Other, net                                    (2.1)         (0.2)         (3.6)
                                              --------------------------------
Effective tax rate                            31.6%         31.1%         24.7%
                                              --------------------------------

     The tax effect related to the gain on the sale of the foods business was due to basis differences for tax and financial reporting purposes. No tax benefit was recorded with regard to the G.I. special charges due to the non-deductibility of the acquired in-process research and development and the uncertainty of the realizability of G.I. net operating loss carryforwards.

     The higher effective tax rate in 1995 versus 1994 was due primarily to nondeductible goodwill amortization related to the ACY acquisition and the reversal of certain tax reserves that no longer were deemed necessary in 1994.

     Total income tax payments, net of tax refunds, for the years ended December 31, 1996, 1995 and 1994 amounted to $435,069,000, $992,393,000 and $536,854,000, respectively.

11  CONTINGENCIES

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business. See Note 5 for a discussion of environmental matters. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

     The Company entered into an agreement to settle the class action case in the Brand Name Prescription Drug Antitrust Litigation relating to claims made by certain retail pharmacies against the Company. An appeal of the settlement has been filed, and the Company continues to be a defendant in the remaining cases in this litigation. The Company believes it has complied with the antitrust laws and other applicable laws and has settled this matter in order to avoid the costs and risks of litigation. The settlement agreement is not an admission of any violation of law. The Company had accrued for the costs of this settlement at December 31, 1995.

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

     The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 1996 are as follows:

(In thousands)
--------------------------------------------------------------------------------
1997                                                                    $ 95,403
1998                                                                      84,790
1999                                                                      76,334
2000                                                                      58,668
2001                                                                      43,966
Thereafter                                                                50,009
                                                                        --------
Total rental commitments                                                $409,170
                                                                        ========

     Rental expense for all operating leases was $100,790,000 in 1996, $97,036,000 in 1995 and $50,736,000 in 1994.

<PG$PCN>
12 COMPANY DATA BY INDUSTRY SEGMENT


(In millions)
Years Ended December 31,                           1996             1995            1994
----------------------------------------------------------------------------------------
NET SALES TO CUSTOMERS
----------------------------------------------------------------------------------------
Health Care Products:
   Pharmaceuticals                          $   7,924.0      $   7,521.2     $   5,180.8
   Consumer Health Care                         2,054.6          1,994.8         1,821.2
   Medical Devices                              1,331.5          1,131.4           883.6
                                            --------------------------------------------
                                               11,310.1         10,647.4         7,885.6
Agricultural Products                           1,988.9          1,909.8            83.3
Food Products                                     789.3            818.9           997.3
                                            --------------------------------------------
Consolidated Total                          $  14,088.3      $  13,376.1     $   8,966.2
                                            --------------------------------------------

INCOME BEFORE TAXES
----------------------------------------------------------------------------------------
Health Care Products(4)(5)(6)(7)            $   2,770.4      $   1,989.3     $   1,828.9
Agricultural Products                             337.7            272.5             8.7
Food Products                                     129.1             66.5           155.6
Corporate(1)(2)(3)(5)(7)                         (481.7)           110.4            36.6
                                            --------------------------------------------
Consolidated Total                          $   2,755.5      $   2,438.7     $   2,029.8
                                            --------------------------------------------

TOTAL ASSETS AT DECEMBER 31,
----------------------------------------------------------------------------------------
Health Care Products                        $  12,902.6      $  12,584.8     $  13,026.2
Agricultural Products                           4,727.5          4,671.2         4,616.1
Food Products                                    --                485.9           558.8
Corporate                                       3,155.2          3,621.0         3,473.7
                                            --------------------------------------------
Consolidated Total                          $  20,785.3      $  21,362.9     $  21,674.8
                                            --------------------------------------------

DEPRECIATION AND AMORTIZATION EXPENSE
----------------------------------------------------------------------------------------
Health Care Products                        $     483.6      $     488.2     $     258.7
Agricultural Products                             145.5            141.0            14.7
Food Products                                      15.2             23.8            19.1
Corporate                                          13.8             26.2            13.7
                                            --------------------------------------------
Consolidated Total                          $     658.1      $     679.2     $     306.2
                                            --------------------------------------------

CAPITAL EXPENDITURES
----------------------------------------------------------------------------------------
Health Care Products                         $     545.5     $     521.4     $     424.4
Agricultural Products                               48.6            52.1             6.3
Food Products                                        9.2            26.4            35.5
Corporate                                           48.9            37.6             6.3
                                            --------------------------------------------
Consolidated Total                           $     652.2     $     637.5     $     472.5
                                            --------------------------------------------


COMPANY DATA BY GEOGRAPHIC SEGMENT

(In millions)
Years Ended December 31,                           1996             1995            1994
----------------------------------------------------------------------------------------
NET SALES TO CUSTOMERS
----------------------------------------------------------------------------------------
United States                                $   8,334.9     $   7,878.1     $   5,908.0
Europe and Africa                                3,212.4         3,085.6         1,422.7
Canada and Latin America                         1,333.3         1,291.8         1,022.4
Asia and Australia                               1,207.7         1,120.6           613.1
                                            --------------------------------------------
Consolidated Total                           $  14,088.3     $  13,376.1     $   8,966.2
                                            --------------------------------------------
INCOME BEFORE TAXES
----------------------------------------------------------------------------------------
United States(1)(2)(3)(4)(5)(6)(7)           $   1,447.2     $     681.8     $   1,353.0
Europe and Africa(4)                               831.2           526.7           295.7
Canada and Latin America(3)(4)                     294.0         1,080.8           269.1
Asia and Australia(4)                              183.1           149.4           112.0
                                            --------------------------------------------
Consolidated Total                           $   2,755.5     $   2,438.7     $   2,029.8
                                            --------------------------------------------

TOTAL ASSETS AT DECEMBER 31,
----------------------------------------------------------------------------------------
United States                                $  13,730.1     $  14,746.0     $  14,794.5
Europe and Africa                                4,279.8         3,894.2         4,098.6
Canada and Latin America                         1,506.0         1,547.4         1,517.5
Asia and Australia                               1,269.4         1,175.3         1,264.2
                                            --------------------------------------------
Consolidated Total                           $  20,785.3     $  21,362.9     $  21,674.8
                                            --------------------------------------------

(1) 1996 includes the gain on the sale of a majority interest in the foods business of $813.5 identified as follows: Corporate - $813.5 and United States - $813.5 (see Note 2).

(2) 1996 includes special charges of $697.9 identified as follows: Corporate - $697.9 and United States - $697.9 (see Note 3).

(3) 1995 includes the gain on the sale of the South American oral health care business of $959.8 identified as follows: Corporate - $959.8, United States
    - $144.9, Canada and Latin America - $814.9 (see Note 2).

(4) 1995 includes the restructuring charge of $180.2 identified as follows:
    Health Care Products - $180.2, United States - $66.2, Europe and Africa - $100.3, Canada and Latin America - $9.1, Asia and Australia - $4.6 (see Note
    3).

(5) 1995 includes special charges of $436.7 identified as follows: Health Care Products - $208.5, Corporate - $228.2, United States - $436.7 (see Note 3).

(6) 1994 includes the restructuring charge of $173.7 identified as follows:
    Health Care Products - $173.7 and United States - $173.7 (see Note 3).

(7) 1994 includes gains on sales of assets of $75.8 identified as follows:
    Health Care Products - $32.8, Corporate - $43.0, United States - $75.8.

Certain reclassifications have been made to the 1995 industry and geographic segment information to conform with the 1996 presentation.

<PG$PCN>
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of American Home Products
Corporation:

We have audited the accompanying consolidated balance sheets of American Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, additional paid-in capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Arthur Andersen LLP
New York, N.Y.
January 28, 1997


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

John R. Stafford                 Robert G. Blount
Chairman, President and          Senior Executive Vice
Chief Executive Officer          President and Chief
                                 Financial Officer


<PG$PCN>
QUARTERLY FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------
                                            First Quarter     Second Quarter    Third Quarter      Fourth Quarter
(In thousands except per share amounts)             1996                1996             1996                1996
-----------------------------------------------------------------------------------------------------------------
Net Sales                                     $3,646,814          $3,489,821       $3,470,922          $3,480,769
Gross Profit                                   2,440,860           2,327,189        2,411,972           2,458,522
Net Income                                       489,363             391,277          491,125             511,638(1)
Net Income per Common Share                         0.78                0.62             0.77                0.80(1)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                           First Quarter      Second Quarter    Third Quarter      Fourth Quarter
                                                    1995                1995             1995                1995
-----------------------------------------------------------------------------------------------------------------
Net Sales                                     $3,491,029          $3,299,300       $3,257,789          $3,327,971
Gross Profit                                   2,246,001           2,092,552        2,187,197           2,316,019
Net Income                                     1,022,620(2)          299,608          276,526(3)           81,664(4)
Net Income per Common Share                         1.67(2)             0.49             0.45(3)             0.13(4)
-----------------------------------------------------------------------------------------------------------------

(1) Fourth quarter 1996 includes an after-tax gain of $706,279 ($1.10 per share) on the sale of a majority interest in the American Home Foods business and special charges aggregating $697,854 ($1.09 per share) related to the acquisition of the remaining equity interest in Genetics Institute, Inc.

(2) First quarter 1995 includes an after-tax gain of $623,870 ($1.01 per share) on the sale of the South American oral health care business.

(3) Third quarter 1995 includes an after-tax restructuring charge of $117,156 ($0.19 per share) to record the costs of implementing the integration plan for the American Cyanamid Company (ACY) acquisition related to American Home Products Corporation operations.

(4) Fourth quarter 1995 includes after-tax special charges of $308,317 ($0.49 per share) to record provisions for ACY environmental liabilities due to changes in estimates and provisions for other special charges, including the shutdown and discontinuance of the U.S. infant nutritional business.


MARKET PRICES OF COMMON STOCK AND DIVIDENDS

                                                                1996 Range of Prices*                1995 Range of Prices*
------------------------------------------------------------------------------------------------------------------------------
                                                                                Dividends                            Dividends
                                                             High        Low    per Share          High       Low    per Share
------------------------------------------------------------------------------------------------------------------------------
First Quarter                                              $55.25     $47.06       $0.385        $38.19    $30.88       $0.375
Second Quarter                                              56.13      50.00        0.385         39.88     35.75        0.375
Third Quarter                                               64.88      52.63        0.385         43.75     36.82        0.375
Fourth Quarter                                              66.50      58.63        0.410         49.94     41.75        0.385
------------------------------------------------------------------------------------------------------------------------------

* Prices are those of the New York Stock Exchange - Composite Transactions. All amounts reflect the two-for-one common stock split effective April 23, 1996 in the form of a dividend distributed on May 6, 1996.

<PG$PCN>
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 20 to 34.


RESULTS OF OPERATIONS

Management's discussion and analysis of results of operations for 1996 has been presented on an as-reported basis except for sales variation explanations which are presented on an as-reported and a pro forma basis. The 1996 pro forma sales results reflect all businesses disposed of, discontinued and acquired in 1996 and 1995, assuming all transactions occurred as of January 1, 1995. This activity includes the dispositions of the foods business, the medicated feed additives business, the oral health care business and a surgical products business, the discontinuance of the U.S. infant nutritional business and the acquisition of an animal health care business. The 1996 pro forma sales results also include revenues of the ophthalmic products business which was reported as "held for sale" in 1995.

     Management's discussion and analysis of results of operations for 1995 has been presented for the most part on a pro forma basis only. The 1995 pro forma sales results reflect all businesses acquired and disposed of in 1995 and 1994, assuming all transactions occurred as of January 1, 1994. This activity includes the acquisitions of American Cyanamid Company (ACY) and an animal health care business and the dispositions of two medicated feed additives businesses, the oral health care business and a perinatal monitoring systems business.

     The 1994 pro forma results of operations reflect the impact of adjustments for ACY acquisition interest expense and goodwill amortization, merger-related financing costs and related income tax benefits, assuming the acquisition of ACY occurred as of January 1, 1994. The 1994 pro forma results are not necessarily indicative of what actually would have occurred and do not reflect any integration costs, cost savings from merger-related synergies or results of operations of other businesses acquired or disposed of in 1995 and 1994.

     Net sales increased 5% to $14.1 billion in 1996 on an as-reported basis. On a pro forma basis, net sales increased 7%. The pro forma results reflect higher worldwide sales of pharmaceutical, consumer health care and agricultural products. The increase in 1996 sales was composed of volume increases of 6% and price increases of 2%, offset by unfavorable foreign exchange of 1%. Worldwide pro forma sales of health care products increased 7% and agricultural products increased 4% in 1996.

     Net sales increased 49% to $13.4 billion in 1995 on an as-reported basis. On a pro forma basis, net sales increased 4% for the year ended 1995. The pro forma results reflect higher sales of international health care and worldwide agricultural products, offset partially by lower sales of domestic food and health care products. The increase in 1995 sales was composed of volume increases of 2%, price increases of 1% and favorable foreign exchange of 1%. Worldwide sales of health care products increased 4%, agricultural products increased 18% and food products decreased 18% in 1995.

<PG$PCN>
     The following table sets forth 1996, 1995 and 1994 net sales results by industry segment and geographic segment together with percentage changes of the "As-Reported" and "Pro Forma" net sales:

                                                                             1996 versus 1995             1995 versus 1994
                                                                        As-Reported    Pro Forma       As-Reported    Pro Forma

($ in Millions)                        Year Ended December 31,             %Increase   %Increase        %Increase    %Increase
                                ----------------------------------
Net Sales to Customers               1996          1995       1994         (Decrease)  (Decrease)       (Decrease)   (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
Industry Segment
  Health Care Products:
   Pharmaceuticals              $ 7,924.0    $  7,521.2   $5,180.8             5%          9%               45%           4%
   Consumer Health Care           2,054.6       1,994.8    1,821.2             3%          5%               10%           4%
   Medical Devices                1,331.5       1,131.4      883.6            18%        --                 28%           3%
                                ----------------------------------
  Total Health Care Products     11,310.1      10,647.4    7,885.6             6%          7%               35%           4%
  Agricultural Products           1,988.9       1,909.8       83.3             4%          4%              --            18%
  Food Products                     789.3         818.9      997.3            (4)%       --                (18)%        (18)%
                                ----------------------------------
  Consolidated Net Sales        $14,088.3    $ 13,376.1   $8,966.2             5%          7%               49%           4%
                                ----------------------------------
Geographic Segment

  United States                 $  8,334.9   $  7,878.1   $5,908.0             6%          7%               33%          (3)%
  Europe and Africa                3,212.4      3,085.6    1,422.7             4%          4%              117%          19%
  Canada and Latin America         1,333.3      1,291.8    1,022.4             3%          8%               26%           3%
  Asia and Australia               1,207.7      1,120.6      613.1             8%         10%               83%          23%
                                ----------------------------------
  Consolidated Net Sales        $14,088.3     $13,376.1   $8,966.2             5%          7%               49%           4%
                                ----------------------------------

     Worldwide pharmaceutical sales increased 5% for the year ended 1996. U.S. pharmaceutical sales increased 7% for the year ended 1996. U.S. sales gains were offset, in part, by lower sales of veterinary and infant nutritional products resulting from the sale of the medicated feed additives business in 1995 and the discontinuance of the U.S. infant nutritional business in 1996. After adjusting for the effects of businesses disposed of, discontinued and acquired in 1996 and 1995, U.S. pharmaceutical sales increased 11% for the year ended 1996. The sales gains were due primarily to higher sales of the Company's antiobesity products Pondimin and Redux (introduced in 1996), Premarin products, recombinant Factor VIII, Naprelan (introduced in 1996), Cordarone, Ziac, Lodine, Effexor and veterinary products, offset, in part, by lower sales of other cardiovascular and pharmaceutical products. The pro forma increase in U.S. pharmaceutical sales for the year ended 1996 consisted of unit volume growth of 9% and price increases of 2%.

     International pharmaceutical sales increased 3% for the year ended 1996. International sales gains were impacted by lower sales of veterinary products resulting from the sale of the medicated feed additives business in 1995. After adjusting for the effects of businesses disposed of and acquired in 1995, international pharmaceutical sales increased 6% for the year ended 1996. International pharmaceutical sales gains in 1996 were due primarily to higher sales of Zoton, Effexor, veterinary products, infant nutritionals, Tazocin and Premarin products. Launches of several pharmaceutical products in additional international markets, in particular Effexor, contributed to the international sales increases in 1996. The pro forma increase in international pharmaceutical sales for the year ended 1996 consisted of unit volume growth of 8%, offset by unfavorable foreign exchange of 2%.

     Worldwide pharmaceutical sales increased 4% on a pro forma basis for the year ended 1995. U.S. pharmaceutical sales decreased 1% for the year ended 1995 as higher sales of Effexor, Oruvail, Ziac, Cordarone and Premarin products were offset by lower sales of Ativan, oral contraceptives, infant nutritionals, veterinary products, and Lederle antibiotic and generic products. U.S. pharmaceutical sales reflect the impact of a change in timing of trade incentive programs on Wyeth-Ayerst products in the 1995 second quarter, which affected all major Wyeth-Ayerst product categories. The decrease in U.S. pharmaceutical sales in 1995 was composed of unit volume decreases of 1%.

     International pharmaceutical sales increased 12% for the year ended 1995 due primarily to higher sales of oral contraceptives, Tazocin, Premarin, infant nutritionals, Ativan, Effexor and veterinary products. The increase in international pharmaceutical sales in 1995 was composed of unit volume increases of 7%, price increases of 2% and favorable foreign exchange of 3%.

<PG$PCN>
     Worldwide consumer health care sales increased 3% for the year ended 1996. U.S. consumer health care sales increased 2% for the year ended 1996. U.S. sales gains for the year ended 1996 were due primarily to introductory sales of Axid AR, Children's Advil and Orudis KT and higher sales of Centrum, offset, in part, by lower sales of Advil, Anacin and family planning products. The increase in U.S. consumer health care sales for the year ended 1996 consisted of price increases of 2%.

     International consumer health care sales increased 6% for the year ended 1996. After adjusting for the effect of the sale of the South American oral health care business in 1995, international consumer health care sales increased 12% for the year ended 1996. International sales gains were due primarily to higher sales of Centrum (which was launched in additional international markets), Advil, cough/cold products and other consumer health care products. The pro forma increase in international consumer health care sales for the year ended 1996 consisted of unit volume growth of 11% and price increases of 4%, offset by unfavorable foreign exchange of 3%.

     Worldwide consumer health care sales increased 4% on a pro forma basis for the year ended 1995. U.S. consumer health care sales for the year ended 1995 were comparable to 1994 levels as introductory sales of Orudis KT and higher sales of Centrum and other vitamins were offset by lower sales of Advil and Anacin. The decrease in Advil and Anacin sales was due to a combination of increased competition and the timing and extent of trade incentive programs and promotional efforts. U.S. consumer health care sales in 1995 included volume decreases of 1%, offset by price increases of 1%.

     International consumer health care sales increased 13% for the year ended 1995 due principally to higher sales of vitamins, analgesics and cough/cold products. Sales gains in the international consumer health care market were led by higher sales of Centrum, Advil and Anacin. Higher sales of Robitussin and Dimetapp also contributed to the increase. The increase in international consumer health care sales in 1995 was composed of unit volume increases of 5% and price increases of 8%.

     Worldwide medical devices sales increased 18% for the year ended 1996 due primarily to the Storz ophthalmic products business being reported as "held for sale" in 1995. When the sales of this continuing business are included in 1995 and after adjusting for the effect of a business disposed of in 1996, worldwide medical devices sales were comparable to the year ended 1995. Higher sales of needles and syringes and cardiopulmonary instrumentation were offset by lower sales of ophthalmic products. Pro forma medical devices sales for the year ended 1996 included volume increases of 2%, offset by unfavorable foreign exchange of 2%.

     Worldwide medical devices sales increased 3% on a pro forma basis for the year ended 1995. Sales gains were led by higher sales of needles and syringes, tubes and catheters, tympanic thermometry products, probe covers and enteral feeding devices. The increase in worldwide medical devices sales in 1995 was composed of unit volume increases of 1% and favorable foreign exchange of 3%, offset by price decreases of 1%.

     Worldwide agricultural products sales increased 4% for the year ended 1996. U.S. agricultural products sales increased 4% for the year ended 1996. U.S. sales gains for the year ended 1996 were due primarily to higher sales of Counter insecticide and Prowl and Assert herbicides, offset, in part, by lower sales of Prestige herbicide. The increase in U.S. agricultural products sales for the year ended 1996 consisted of unit volume growth of 2% and price increases of 2%. Due to the seasonality of the U.S. agricultural products business, which is concentrated primarily in the first six months of the year, a majority of the U.S. agricultural products sales and results of operations are realized in the first half of the year.

     International agricultural products sales increased 4% for the year ended 1996. International sales gains for the year ended 1996 were due primarily to higher sales of Stomp (marketed as Prowl in the United States) herbicide, Fastac and Cascade insecticides, and Acrobat and Caramba fungicides, offset, in part, by the discontinuance of a licensed herbicide product. The increase in international agricultural products sales for the year ended 1996 consisted of unit volume increases of 4% and price increases of 3%, offset by unfavorable foreign exchange of 3%.

     Worldwide agricultural products sales increased 18% on a pro forma basis for the year ended 1995. U.S. agricultural products sales increased 8% for the year ended 1995 as unusually wet spring conditions resulted in the following: a shift in sales from pre-emergent herbicides to post-emergent herbicides; a shift in acreage from corn to soybeans; and an extended planting season into mid-July. These factors resulted in higher sales of Pursuit and Prowl herbicides and other crop protection products

<PG$PCN>
which were offset partially by lower sales of Squadron and Scepter herbicides and Counter insecticide. The increase in U.S. agricultural products sales in 1995 was composed of unit volume increases of 7% and price increases of 1%.

     International agricultural products sales increased 28% for the year ended 1995 due primarily to higher sales of Prowl (marketed as Stomp internationally) and Pursuit herbicides, Caramba and Delan fungicides, and other international crop protection products. The increase in international agricultural products sales in 1995 was composed of unit volume increases of 21% and favorable foreign exchange of 7%. Unit volume increases were due primarily to favorable weather conditions in Europe throughout the 1995 growing season.

     On November 1, 1996, the Company completed the sale of a majority interest in the American Home Foods business. Sales of food products decreased 4% for the year ended 1996 due to the divestiture. Sales of the foods business were consolidated by the Company through October 31, 1996, representing 10 months of operating activity compared with a full year in 1995.

     Sales of food products decreased 18% for the year ended 1995. The sales decrease was due primarily to competitive new products and marketing activity and the timing and extent of trade incentives, promotions and product introductions. The decrease in sales of food products in 1995 was composed of unit volume decreases of 19%, offset by price increases of 1%.

     Cost of goods sold, as a percentage of net sales, decreased to 31.6% for the year ended 1996 compared with 33.9% in 1995 due primarily to a combination of favorable pharmaceutical and agricultural products sales mix and, to a lesser extent, cost savings and synergies. Cost savings and synergies resulted from the restructuring and consolidation of various manufacturing and quality control functions, primarily in the pharmaceutical business, related to the ACY acquisition and the Company's previously announced Organizational Effectiveness and Supply Chain programs. On a pro forma basis, cost of goods sold, as a percentage of net sales, decreased for the year ended 1995. The decrease was due, in part, to changes in the pharmaceutical and agricultural products sales mix and the realization of ACY acquisition-related synergies.

     Selling, general and administrative expenses, as a percentage of net sales, decreased to 37.1% for the year ended 1996 compared with 37.2% in 1995. Cost savings and synergies were offset partially by increased marketing and selling expenses related to pharmaceutical and consumer health care product introductions and pharmaceutical disease and health management programs. On a pro forma basis, selling, general and administrative expenses, as a percentage of net sales, increased for the year ended 1995. Lower selling and administrative expenses resulting from ACY acquisition-related synergies were offset by increased general expenses. Higher general expenses in 1995 were due, in part, to the reversal of certain litigation reserves in 1994 that no longer were required, which lowered 1994 general expenses.

     Research and development expenses increased 5.5% for the year ended 1996 compared with 1995. ACY acquisition-related synergies were more than offset by increased pharmaceutical research and development expenditures. On a pro forma basis, research and development expenses decreased for the year ended 1995 due primarily to ACY acquisition-related synergies. Pharmaceutical research and development expenditures accounted for 78% of total research and development expenditures in both 1996 and 1995. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical sales, exclusive of nutritional sales, were 15% in both 1996 and 1995.

     Interest expense, net decreased for the year ended 1996 compared with 1995 due primarily to the reduction in long-term debt related to the ACY acquisition during 1996. Average long-term debt outstanding during 1996 and 1995 was $6,914.7 million and $8,891.0 million, respectively. On a pro forma basis, interest expense, net decreased for the year ended 1995 due primarily to the reduction of long-term debt during 1995.

     The effective tax rate increased to 31.6% in 1996 from 31.1% in 1995 due primarily to the tax impact of the special charges related to the acquisition of the remaining equity interest in Genetics Institute, Inc. (G.I.), offset, in part, by the tax impact of the gain on the sale of a majority interest in the foods business. The effective tax rate increased to 31.1% in 1995 compared with 24.7% in 1994 due primarily to the non-deductibility of goodwill amortization related to the ACY acquisition and the reversal of certain tax reserves which lowered the tax provision in 1994. Also on June 30, 1995, the U.S. research tax credit expired, which negatively impacted the effective tax rate. These items were offset partially by additional Section 936 tax benefits derived from ACY manufacturing operations in Puerto Rico. Additional tax benefits also were recognized from the Company's manufacturing operations in Ireland.

<PG$PCN>
     Net income and net income per share for the year ended 1996 on an as-reported basis increased 12% and 9%, respectively, above 1995 levels. Net income and net income per share for the year ended 1996 included an after-tax gain on the sale of a majority interest in the foods business of $706.3 million or $1.11 per share and the special charges related to the acquisition of the remaining equity interest in G.I. aggregating $697.9 million or $1.10 per share. Net income and net income per share for 1995 included after-tax special charges aggregating $308.3 million or $0.50 per share, an after-tax restructuring charge of $117.2 million or $0.19 per share and an after-tax gain of $623.9 million or $1.01 per share from the sale of the oral health care business. Excluding the gain on the sale of a majority interest in the foods business and the special charges from 1996 results and the special charges, restructuring charge and the gain on the sale of the oral health care business from 1995 results, net income and net income per share for the year ended 1996 increased 27% and 23%, respectively, over 1995 amounts. This increase was due primarily to higher worldwide sales of pharmaceuticals, agricultural products and consumer health care products, favorable pharmaceutical and agricultural products sales mix, cost savings and synergies, and lower ACY acquisition-related interest expense, offset, in part, by increased pharmaceutical and consumer health care marketing and selling expenses and higher pharmaceutical research and development expenditures.

     Net income and net income per share for 1995 on an as-reported basis increased 10% and 9%, respectively, above 1994 levels. Excluding the special charges, the restructuring charge and the gain from the sale of the oral health care business from 1995 results, net income and net income per share on an as-reported basis decreased 3% and 4%, respectively, due primarily to the net dilution, as anticipated, resulting from the ACY acquisition. ACY operating results for 1995 were more than offset by acquisition-related interest expense and goodwill amortization. On a pro forma basis, net income and net income per share for 1995, excluding the items previously discussed from 1995 results, increased 16% and 15%, respectively, due principally to lower interest expense, increased net sales and cost savings from acquisition-related synergies with ACY and the Company's previously announced Organizational Effectiveness and Supply Chain programs.


COMPETITION

The Company is not dependent on any one patent- protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, the Company's conjugated estrogens product, which has not had patent protection for many years, does contribute significantly to sales and results of operations. Premarin is not currently subject to generic competition in the United States. A U.S. Food and Drug Administration (FDA) advisory committee meeting was held in July 1995 to discuss relative differences in safety and efficacy among estrogen products and to advise the FDA on the activity of various estrogenic components in Premarin relative to the FDA's review of applications for generic conjugated estrogens. The FDA advisory committee concluded that there is insufficient data to assess whether or not any individual component or combination of components of Premarin, other than estrone and equilin, must be present to achieve clinical efficacy and safety. In November 1996, the FDA published and sought comment on scientific data on the composition of conjugated estrogens. The Company cannot predict the timing or outcome of the FDA's action on currently pending applications for generic conjugated estrogen products. While the introduction of generic competition ordinarily is expected to significantly impact the market for a brand name product, the extent of such impact on Premarin and related products cannot be predicted with certainty due to a number of factors, including the nature of the product and the introduction of new combination estrogen and progestin products in the Premarin family.


LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

The Company's $10.0 billion of credit facilities, which were initially established in 1994 to finance the ACY acquisition, were amended to $7.0 billion in 1995 and were further amended to $6.0 billion in 1996. The amended credit facilities are composed of a $3.0 billion, five-year credit facility and a $3.0 billion, 364-day credit facility. In 1995, the Company issued, under a $3.5 billion shelf registration statement, $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005. Net proceeds from these issuances were used to repay commercial paper. The

<PG$PCN>

notes are unsecured and unsubordinated and may not be redeemed prior to maturity. In connection with the $2.0 billion note issue, the Company terminated $2.0 billion of the interest rate swap agreements that previously had been entered into. The cost to unwind these swap agreements was deferred and is being amortized to interest expense over the five- and 10-year terms of the related notes. At December 31, 1996, there were $250 million of 6.875% non-callable notes due April 15, 1997 classified as long term since the Company intends and has the ability to refinance these notes on a long-term basis. As of December 31, 1996, the Company has included the issuance of the commercial paper used to finance the $1.279 billion acquisition of the remaining equity interest in G.I.

     Cash flows from operations continued to be strong in 1996. Cash flows from operating activities of $2.4 billion, proceeds from sales of businesses and other assets of $1.5 billion and proceeds from the exercise of stock options of $412 million were used principally for long-term debt reduction of $1.8 billion, purchases of remaining equity interests in Genetics Institute, Inc. and another subsidiary of $1.3 billion, dividend payments of $994 million and capital expenditures of $652 million. These activities resulted in a net decrease in cash and cash equivalents during 1996. Capital expenditures included the expansion of the Company's research and development facilities and continued strategic investments in manufacturing, distribution and administrative facilities worldwide. The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's cash flows, results of operations or financial position given the concentration of sales in the United States. No single foreign currency accounted for more than 5% of 1996 worldwide sales.

     The ratio of earnings to fixed charges increased to 5.6 in 1996 from 4.4 in 1995. The increase was due primarily to reduced fixed charges, which resulted from lower interest expense due to the reduction in long-term debt, and increased earnings from operations before taxes. The reduction in long-term debt in 1996 was due primarily to cash flows from operating activities.

     In late 1996, the Company entered into a definitive purchase agreement to acquire the worldwide animal health business of Solvay S.A. for approximately $460 million. The acquisition will be financed partially through the issuance of commercial paper and is expected to be completed during the first quarter of 1997.

     The Company's objectives are to continue to further reduce its current debt position, including, but not limited to, additional sales of non-strategic assets. Synergies from the ACY acquisition are expected to continue to increase operating cash flows, though not at the pace realized in 1996 and 1995. Management is confident that the cash flows from the combined businesses will be adequate to repay both the principal and interest on the remaining acquisition financing without requiring the disposition of any significant strategic core businesses or assets and, further, to allow the Company to continue to fund its operations, pay dividends and maintain its ongoing programs of capital expenditures, including the amount already committed at December 31, 1996 of approximately $322 million, without restricting its ability to make further acquisitions as may be appropriate.


COMPANY STATEMENTS FOR FORWARD LOOKING INFORMATION

This annual report, including management's discussion and analysis set forth above, contains certain forward-looking statements, including statements regarding the Company's results of operations, financial position and potential competition. These forward-looking statements are based on current expectations. Certain factors which could cause the Company's actual results to differ materially from expected and historical results have been identified by the Company in Exhibit 99 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and the Company's 1996 Annual Report on Form 10-K, which will be filed by March 31, 1997.

<PG$PCN>
BOARD OF DIRECTORS

John R. Stafford(1),(5)
Chairman, President and
Chief Executive Officer

Clifford L. Alexander, Jr.(2),(4),(5)
President, Alexander &
Associates, Inc.

Frank A. Bennack, Jr.(1),(3),(5)
President and Chief Executive Officer, The Hearst Corporation

Robert G. Blount(1)
Senior Executive Vice President

Robin Chandler Duke(3),(5)
National Chair, Population
Action International

John D. Feerick(2),(5)

Dean, Fordham University
School of Law

Fred Hassan
Executive Vice President

John P. Mascotte(3),(5)
Consultant

Mary Lake Polan,
M.D., Ph.D.(4),(5)
Chairman, Department of OB/GYN, Stanford University School of Medicine

Ivan G. Seidenberg(2),(5)
Chairman and Chief
Executive Officer,
NYNEX Corporation

John R. Torell III(4),(5)
Chairman, Torell Management Inc.

William Wrigley(2),(5)
President and Chief Executive Officer, Wm. Wrigley Jr. Company


DIRECTORS EMERITI
-----------------

John W. Culligan
Retired - Former Chairman
of the Board

William F. Laporte
Retired - Former Chairman
of the Board

(1) Executive Committee
(2) Audit Committee
(3) Compensation and Benefits Committee
(4) Corporate Issues Committee
(5) Nominating Committee


PRINCIPAL OFFICERS

PRINCIPAL CORPORATE OFFICERS

John R. Stafford(6),(7)
Chairman, President and
Chief Executive Officer

Robert G. Blount(6),(7)
Senior Executive Vice President

Fred Hassan(6),(7)
Executive Vice President

Joseph J. Carr(6),(7)
Senior Vice President

Louis L. Hoynes, Jr.(6),(7)
Senior Vice President and
General Counsel

William J. Murray(6),(7)
Senior Vice President

David M. Olivier(6),(7)
Senior Vice President

John B. Adams
Vice President-Corporate Development

Egon E. Berg
Vice President and
Associate General Counsel

Thomas G. Cavanagh
Vice President-Investor Relations

John R. Considine(6),(7)
Vice President-Finance

Leo C. Jardot
Vice President-Government Relations

Gerald A. Jibilian
Vice President and
Associate General Counsel

Paul J. Jones(6)
Vice President and Comptroller

Rene R. Lewin(6)
Vice President-Human Resources

Thomas M. Nee(6)
Vice President-Taxes

Edward A. Schefer
Vice President-Management
Information Systems

Steven A. Tasher
Vice President-Environmental
Affairs and Associate General
Counsel-Environment

Eileen M. Lach
Secretary

Jack M. O'Connor
Treasurer


PRINCIPAL DIVISION AND SUBSIDIARY OFFICERS

Cyanamid Agricultural Products
Howard L. Minigh, Ph.D.(7), President

Cyanamid Agricultural Products Research
Mark W. Atwood, Ph.D., President

Cyanamid International Agricultural Products
Marco A. Fonseca(7), President

Fort Dodge Animal
Health Division
E. Thomas Corcoran(7), President

Genetics Institute, Inc.
L. Patrick Gage, Ph.D.(7), President

Immunex Corporation*
Edward V. Fritzky, Chairman and
Chief Executive Officer

Quinton Instrument Company
Steven C. Tallman, President

Sherwood-Davis & Geck
David A. Low(7), President

Specialty Pharmaceuticals Division
David G. Strunce, President

Storz Instrument Company
Robert H. Blankemeyer, President

Whitehall International, Inc.
Jean-Claude Leroux(7), President

Whitehall-Robins Healthcare
Terrence L. Stecz(7), President

Wyeth-Ayerst International, Inc.
Bernard Poussot(7), President

Wyeth-Ayerst Laboratories
Robert Essner(7), President

Wyeth-Ayerst Research
Robert I. Levy, M.D.(7), President

(6) Finance Committee
(7) Operations Committee
 *  AHP is majority owner

<PG$PCN>
[GRAPHIC]

<PG$PCN>
CORPORATE DATA

INDEPENDENT AUDITORS
Arthur Andersen LLP

EXECUTIVE OFFICES
American Home Products Corporation
Five Giralda Farms
Madison, NJ 07940
(201) 660-5000

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on April 28, 1997, in Mahwah, New Jersey.

FORM 10-K
A copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained by any shareholder without charge upon request to:
American Home Products Corporation
Treasurer's Department
Five Giralda Farms
Madison, NJ 07940
(201) 660-6936

SHAREHOLDER ACCOUNT INFORMATION
ChaseMellon Shareholder Services, L.L.C. is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Shareholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:
ChaseMellon Shareholder Services, L.L.C. Overpeck Center 85 Challenger Road Ridgefield Park, NJ 07660 (800) 565-2067 For the hearing impaired: (800) 231-5469 (TDD)

MASTER INVESTMENT PLAN
The plan provides shareholders of record with the opportunity to automatically reinvest dividends or to make cash purchases of additional shares of the Company's common stock. Inquiries should be directed to ChaseMellon Shareholder Services, L.L.C.

EQUAL EMPLOYMENT OPPORTUNITY
Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, national origin, physical or mental disability, race, religion, sex, status as a Vietnam-era veteran or a special disabled veteran, or any military uniformed services obligation.

POLICY ON HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION
A copy of the Company's "Policy on Health, Safety and Environmental Protection" may be obtained upon written request to:
American Home Products Corporation
Department of Environment and Safety
Five Giralda Farms
Madison, NJ 07940

AHP ON THE INTERNET
American Home Products' Internet address is:
[http://www.ahp.com].

Product designations appearing in differentiated type are trademarks.


Design: Context Inc., South Norwalk, CT
Text: Gabbe & Gabbe
Executive Photography: John Madere
Location Photography: Mark Tuschman and Ted Horowitz
Product Photography: Jim Barber
Printing: Avanti/Case-Hoyt

[LOGO]This report is printed on recycled paper.

<PG$PCN>
AMERICAN HOME PRODUCTS CORPORATION
Five Giralda Farms
Madison, New Jersey 07940

[GRAPHIC]