Form 10-K, Exhibit 13
period 1997-12-31
AMERICAN HOME PRODUCTS CORP
filed 1998-03-27
CIK 5187

American Home Products Corporation

                               1997 Annual Report

                                     [Logo]

                                       AHP
                                   INNOVATION

                              American Home Products
                              is focused on finding
                              breakthrough medical
                              therapies in areas of
                              critical need and on
                              developing innovative
                              crop protection
                              products. AHP is
                              expressing its
                              dedication through a
                              continuing commitment to
                              basic and developmental
                              research.

American Home Products Corporation

American Home Products continues to enhance its role as a world leader in the discovery, development, manufacturing and marketing of health care and agricultural products that improve the quality of life for people all around the globe. The Company is intensively focused on innovation as the critical factor in the achievement of our mission. AHP's investment in scientific discovery and development, which exceeded $1.5 billion in 1997, enables the Company to bring a continuous flow of important new products to the worldwide market. The productivity of our R&D efforts is reflected in an expanding pipeline of promising new products.

      AHP's health care product franchise is one of the strongest in the industry and includes broad lines of widely recognized ethical pharmaceuticals, vaccines, nutritionals and over-the-counter (OTC) medications. In the United States, AHP's prescription medications are dispensed more frequently than those of any other pharmaceutical company. Our OTC medications and vitamin and mineral supplements represent one of the largest consumer health care franchises in the world, led by highly recognized, premier brands. AHP's agricultural products give us a leadership position in expanding global markets for herbicides and insecticides. Our animal health care business has become one of the world's leading providers of veterinary pharmaceuticals and biologicals.

  2    Chairman's Report to Shareholders
  6    AHP at a Glance
  8    Special Report: Innovation
 16    Pharmaceutical Products Pipeline
 18    Principal Products  --  United States
 19    Financial Section
 45    Corporate Data
 46    Principal Officers
IBC    Board of Directors

Financial Highlights

Years Ended December 31,                                     1997           1996
--------------------------------------------------------------------------------
(In thousands except per share amounts)
Net sales..........................................   $14,196,026    $14,088,326
Net income.........................................     2,043,123      1,883,403
Basic earnings per share...........................          3.16           2.96
Diluted earnings per share.........................          3.11           2.92
Dividends per common share.........................          1.66          1.565
Total assets.......................................    20,825,111     20,785,343
Stockholders' equity...............................     8,175,252      6,962,092

                                [Graphs Omitted]

                       Chairman's Report to Shareholders

[Photo Omitted]

John R. Stafford
Chairman, President and Chief Executive Officer

Overall, 1997 was a good year for American Home Products Corporation. We achieved record sales and earnings, and, for the 46th consecutive year, we increased the annual dividend to shareholders. Our product portfolio was strengthened and expanded through the introduction of a number of innovative health care and agricultural products, and we sharpened our focus through the selected divestiture of non-core businesses. In particular, we completed the sale of Storz Instrument Company in December 1997 for $380 million, and we sold our Sherwood-Davis & Geck medical devices business for $1.77 billion in February 1998. In early March 1998, we announced the Board of Directors' approval of a two-for-one split of the Company's common stock, subject to shareholder approval of an increase in the number of authorized shares of common stock from 1.2 billion to 2.4 billion at our Annual Meeting to be held on April 23, 1998.

      In September, we voluntarily recalled two drugs that were prescribed for the treatment of obesity: Pondimin (fenfluramine HCl) and Redux (dexfenfluramine
HCl). The decision to recall these drugs was the prudent course of action in light of new, preliminary information from the U.S. Food and Drug Administration
(FDA) suggesting the potential of heart valve abnormalities in some patients who had used one or the other of these drugs and in other patients who had used an off-label combination of fenfluramine and phentermine (the latter drug was not manufactured or marketed by the Company). The recall has received a great deal of attention from the media regarding lawsuits filed in federal and state courts alleging, among other things, valvular heart disease caused by the use of fenfluramine HCl, dexfenfluramine HCl or fenfluramine HCl in combination with phentermine.

      Closely related to the litigation process are the scientific investigations and studies initiated by the Company, which are ongoing and which should provide some answers to the questions that have been raised about the products. A number of clinical studies are under way, and some initial scientific data will become available during the first half of 1998.

      You can be assured that the Company will vigorously defend itself in the litigation, and we remain confident that we have always acted reasonably and responsibly in this matter.

Review of 1997

In 1997, net sales totaled $14.2 billion. After adjusting for businesses acquired or divested in 1997 and 1996, net sales increased 5 percent. Net income and basic earnings per share for 1997 were $2.0 billion and $3.16 compared with $1.9 billion and $2.96 for 1996. These results included the following special items that are more fully discussed in the financial section of this report: in 1996, a gain on the sale of the American Home Foods business and special charges related to the purchase of the remaining equity interest in Genetics Institute, Inc.; and, in 1997, special charges for the one-time costs associated with the voluntary market withdrawal of our antiobesity products. Excluding these special items, net income for 1997 increased 15 percent, and basic earnings per share increased 13 percent compared with the prior year.

Innovation: the Key to Future Growth

The global pharmaceutical market is more complicated than ever, and we face strong competitors in every market we serve. However, AHP has been meeting this challenge through the Company's focus on innovation. The power of innovation is such that it speeds exciting new products to market, molds a company into a formidable competitor, motivates talented employees to perform at consistently high levels and creates a culture defined by and dedicated to best-of-class success. One tangible measure of the power of our innovation: in 1997, we received market clearance for eight new pharmaceutical products in the United States as well as registration approvals for many products internationally.

      To further our position in the worldwide pharmaceutical arena, American Home Products must grow globally. With the industry cost of bringing a new drug to market now exceeding $500 million, it is essential to leverage our research investment by maximizing the market potential for every new product. This requires coordinated product development and marketing strategies, strong finances and an efficient structure to muster our considerable resources to meet competitive challenges around the world.

      No better example of meeting competitive challenges exists than Premarin and the Premarin family of products, which, this year, broke the $1 billion sales mark in the United States. The future for Premarin -- the most prescribed medication in the United States -- remains highly promising. Research continues to reveal new ways in which conjugated estrogens can contribute to the well-being and longevity of postmenopausal women. Additionally, in May 1997, the FDA ruled that all generic versions of Premarin must be shown to contain the same active ingredients as Premarin. This decision recognizes that, at this time, there can be no synthetic generic substitution for Premarin, a product made from a naturally derived blend of hormones.

Research and Development

Our Company's future growth depends upon identifying, developing and marketing innovative new products for use around the world. In the 11 years I have been privileged to serve as AHP's Chairman, our investment in research and development has grown steadily, and, in 1997, it exceeded $1.5 billion. Of this amount, more than $1.2 billion was devoted to pharmaceuticals and biotechnology.

====================================
-----------------------------
United States                    58%
-----------------------------
                                 22%
-----------------------------
Canada and Latin America         11%
-----------------------------
Asia and Australia                9%
-----------------------------
====================================
Net Sales by Geographic
Segment     (on a pro forma basis)

      R&D spending alone will not guarantee success unless it is productive. At AHP, both increased investment and R&D productivity are operative as we are bringing to market an exceptional array of pharmaceutical products. At year-end 1997, more than 50 compounds, each with the opportunity to generate substantial returns, were moving through various stages of the research, development and approval process. In the United States, the percentage of total pharmaceutical sales from AHP products on the market less than five years grew to 33 percent in 1997 and will climb further in 1998.

      Included among the promising new products awaiting near-term registration and marketing are:

      Enbrel: This breakthrough treatment for advanced rheumatoid arthritis was developed by Immunex Corporation, a leading biotechnology company in which AHP is the majority shareholder.

      Pneumococcal Conjugate Vaccine: This vaccine, in Phase III development, is designed to protect young people against invasive pneumococcal diseases such as meningitis, bacteremia and pneumococcal otitis media.

      Rapamune: Now in Phase III trials, this agent has demonstrated the ability to prevent or significantly reduce organ rejection in kidney transplant patients.

      Sonata: A New Drug Application (NDA) for this non-benzodiazepine sedative, developed for use in the treatment of insomnia, was filed with the FDA in December 1997 and was accepted in February 1998.

These products and others are reviewed in greater detail in a special section within this report entitled "Innovation."

      Our internal R&D efforts are being supplemented by important new strategic alliances established in 1997. These include a collaborative research agreement with ArQule, Inc. to help optimize chemical leads for discovery research; a licensing agreement with 3-Dimensional Pharmaceuticals, Inc. for development of oral thrombin inhibitors; and a licensing collaboration agreement with CoCensys, Inc. for the development of a novel compound for the anxiolytic market.

Ethical Pharmaceuticals

Worldwide pharmaceutical sales increased again during 1997, keyed by a strong year in the U.S. marketplace. Sales were driven by higher demand for the Premarin family of products, Effexor and Cordarone. Adding to these positive results were new product introductions in the United States, including:

      Alesse: Introduced in March 1997, this low-dose oral contraceptive represents a new option for the many women who choose the pill as their form of contraception. It represents the lowest dose combination of levonorgestrel and ethinyl estradiol marketed in the United States.

      BENEFIX: This biotechnology product received FDA market clearance in February 1997 as the only recombinant treatment for Hemophilia B.

      Duract: Receiving FDA market clearance in July 1997, Duract is a potent non-narcotic analgesic for the management of short-term pain, providing relief in a broad range of pain states. It has achieved rapid success in the marketplace, with more than 1 million prescriptions written in the first six months.

      Effexor XR: A once-a-day dosing alternative for our highly successful antidepressant Effexor, this simple dosing form, approved in October 1997, promotes patient compliance. Registration for the use of Effexor XR as a treatment for generalized anxiety disorder was submitted to the FDA in January 1998.

      Neumega: After receiving market clearance in November 1997, this platelet growth factor was launched nationally in January 1998.

Consumer Health Care

Our worldwide consumer health care business again was led by increased sales of Advil and Centrum. Overall sales gains were offset, in part, by divestiture of several non-core products. Brand recognition and market penetration remain the cornerstones of our over-the-counter medicine business, and Whitehall-Robins Healthcare remained a leader in three leading OTC categories: analgesics; vitamin and mineral supplements; and respiratory products, paced by Advil, Centrum, Robitussin and Dimetapp.

====================================
       -----------------------------
61%            Pharmaceuticals
       -----------------------------
15%            Consumer Health Care
       -----------------------------
15%            Agricultural Products
       -----------------------------
 9%            Medical Devices
       -----------------------------
====================================
Net Sales by Segment
               (on a pro forma basis)

Agricultural Products

Cyanamid Agricultural Products is the third-largest crop protection product marketer in the United States and one of the largest in the world. In 1997, Cyanamid achieved record sales, driven by an especially strong performance in Latin America. In addition, Cyanamid continued its leadership position in the U.S., Canadian and Latin American soybean herbicide markets.

      Cyanamid launched Raptor, a broad-spectrum soybean herbicide that will expand our market into areas where crop rotation restrictions formerly were present. An innovator in developing herbicide-tolerant crops, Cyanamid Agricultural Products extended its leadership in this segment with the launch of Lightning, a simple, one-pass, residual weed control product for corn, and with the launch of Odyssey, in Canada, for canola.

Animal Health Care

Our Fort Dodge Animal Health business posted strong 1997 results, in part due to the acquisition of the worldwide animal health business of Solvay S.A. This acquisition provided an opportunity for greater penetration of international markets, particularly Western Europe and the Far East, as well as a competitive entry into the swine and poultry biological markets.

      Similar to our pharmaceutical business, Fort Dodge continued a tradition of innovation with the launch of Cydectin Pour-On, a new generation product to combat cattle parasites, which was approved for use in the United States in early 1998. Launched in 1997 was Quest, the first totally new equine dewormer and boticide in more than a decade. Both products' moxidectin formulations offer numerous advantages over traditional deworming agents. Additionally, Dicural will be launched in the United States for canine urinary tract infections and in Europe for poultry applications.

Industry Developments

As I told you in my Chairman's Report to Shareholders in our 1994 Annual Report, I believe that, over time, the health care products industry will continue to consolidate with fewer, larger -- which, in some cases, means stronger -- companies dominating the global marketplace. Our acquisition of American Cyanamid in 1994 was part of that trend. We will continue to examine appropriate opportunities if and when they arise, with our overall objective being the enhancement of value for our shareholders.

The Board of Directors, Management and Employees

Robert Essner, formerly President of Wyeth-Ayerst Laboratories, was elected to the Board of Directors and was promoted to Executive Vice President of AHP. Robert I. Levy, M.D., formerly President of Wyeth-Ayerst Research, was elected Senior Vice President, Science and Technology of AHP. L. Patrick Gage, Ph.D., formerly President of Genetics Institute, was named President, Wyeth-Ayerst Research.

      Among other key management actions, Bernard Poussot was named President, Wyeth-Ayerst Global Pharmaceuticals; Joseph M. Mahady was named President, Wyeth-Ayerst Global Pharmaceuticals-North America; Kenneth J. Martin was named President, Whitehall-Robins Healthcare; and Howard L. Minigh, Ph.D., was named President, Global Agricultural Products. William A. Hawkins was elected Vice President, Medical Device and Specialty Pharmaceutical Divisions, and Bruce Fadem was elected Vice President and Chief Information Officer of AHP upon the retirement of Edward A. Schefer. Marily H. Rhudy was elected Vice President, Public Affairs. Additionally, Tuan Ha-Ngoc was elected Vice President, Strategic Development of AHP. David A. Low, President, Sherwood-Davis & Geck, retired in May 1997 after 31 years of dedicated service.

      1997 was a year in which we made impressive strides in research and development and global marketing as we continued our growth as a world-class pharmaceutical company focused on the development of superior products that improve the quality of life for people around the world.

      It is important to recognize that our accomplishments manifest the intelligence, creativity and extraordinary commitment of AHP employees around the world. The Board of Directors joins me in thanking them for their efforts and commends them for the results they have achieved.


/s/ John R. Stafford

John R. Stafford
Chairman, President and Chief Executive Officer
March 5, 1998

American Home Products Corporation

AHP at a Glance

As a result of our corporate commitment to innovation, the productivity of our growing investment in research and development, and our marketing strength, American Home Products today has one of the strongest product and brand portfolios of any company in our industry. Around the world, American Home Products is recognized and trusted for quality and cost-effective pharmaceutical, OTC, agricultural and animal health care products.

Ethical Pharmaceuticals, Vaccines and Nutritionals
================================================================================
Women's Health Care

Wyeth-Ayerst's research, products and educational initiatives benefit millions of women. A leader in oral contraception and the world's largest provider of hormone replacement therapy, Wyeth-Ayerst's products include Lo/Ovral, Triphasil and Premarin, the most prescribed medication in the United States. During 1997, Wyeth-Ayerst introduced Alesse, a low-dose, levonorgestrel-containing oral contraceptive formulation, in the United States.

[Graphic Omitted]
================================================================================
Cardiovascular Therapies

Wyeth-Ayerst is focused on improving cardiovascular health through research initiatives and product innovation aimed at advancing the treatment of cardiovascular diseases, including arrhythmia and hypertension. The Company's anti-hypertensives include products such as Verelan and Ziac. Our anti-arrhythmic franchise, which includes Cordarone and Cordarone I.V., leads the U.S. market, reflecting recognition of Cordarone's important role in the management of life-threatening ventricular arrhythmias.

[Graphic Omitted]
================================================================================
Mental Health Products

Wyeth-Ayerst offers various important anti-anxiety products as well as the fast-growing antidepressant, Effexor. Effexor XR, a new, once-daily formulation, was introduced in 1997 and has demonstrated the same unique efficacy profile of Effexor with more convenient dosing.

[Graphic Omitted]
================================================================================
Vaccines

Wyeth-Lederle Vaccines and Pediatrics is a major supplier of vaccines that prevent childhood and adult diseases, including: whooping cough, diphtheria, poliomyelitis, meningitis, pneumonia and influenza. Important products include:
HibTITER, a major contributor to the reduction of diseases in children caused by the Haemophilus influenzae type b organism; Orimune, the only oral polio vaccine sold in the United States; and Acel-Imune for infants, a vaccine launched in early 1997 that provides advanced protection against whooping cough, diphtheria and tetanus.

[Graphic Omitted]
================================================================================
Oncology / Hematology

Anti-cancer agents from AHP are used by oncologists throughout the world. In the United States, Novantrone and Leukine, marketed by Immunex Corporation, are important products widely used in cancer treatment. AHP's oncology and hematology franchises were strengthened in 1997 by the introduction of two new products -- Neumega, the first approved platelet growth factor, and BeneFix, the only recombinant clotting factor treatment for Hemophilia B.

[Graphic Omitted]

================================================================================
Pain and Inflammation

Wyeth-Ayerst's solid position in the pain and inflammation category was strengthened in 1997 with the introduction of Duract and Synvisc. Duract -- a potent non-narcotic analgesic for the short-term management of pain -- achieved quick success in the United States. Synvisc, licensed from BioMatrix, is a new treatment designed to alleviate pain associated with osteoarthritis of the knee by restoring and supplementing the natural elastic properties of synovial joint fluid.

[Graphic Omitted]
================================================================================
Anti-Infectives

Wyeth-Ayerst offers important antibiotic products that are used to treat infectious diseases globally. Our anti-infective franchise includes Minocin, Pipracil, Suprax and Zosyn. Zosyn continued to gain increased usage for the treatment of nosocomial (hospital-acquired) pneumonia throughout the world.

[Graphic Omitted]
================================================================================
Nutritionals

The Wyeth-Ayerst nutritional franchise is among the leaders in the international marketplace. Our line-up of first-age, second-age, third-age and other formulas designed for special needs includes S-26/SMA, Promil, Progress and Nursoy and is scientifically designed to meet the nutritional and therapeutic needs of infants and children.

[Graphic Omitted]
================================================================================
Consumer Health Care

Leading brands such as Advil, Centrum, Dimetapp and Robitussin give Whitehall-Robins Healthcare one of the largest global over-the-counter product franchises, highly ranked in worldwide sales of analgesics, vitamin and mineral supplements, and respiratory products.

[Graphic Omitted]
================================================================================
Agricultural Products

Cyanamid's growth as a leader in the global agricultural products market is based upon innovative herbicide, insecticide, fungicide and biotechnology products that meet increasingly stringent safety and environmental demands. In 1997, significant milestones were achieved in registrations of key new products, both in the United States and in international markets. Significant registrations included: Lightning, Mach 2, Odyssey, Raptor and Utopia as well as
Section 18s for Acrobat and Pirate.

[Graphic Omitted]
================================================================================
Animal Health Care

By completing the acquisition of the global animal health business of Solvay S.A. in early 1997, Fort Dodge Animal Health has become the world's third largest provider of animal health care products. Recognized as a leader in pharmaceuticals and biologicals for companion animals and livestock, the Company continued to expand its line of moxidectin-based anti-parasitic products in 1997 and early 1998, introducing Quest Gel dewormer and boticide for horses and Cydectin Pour-On for cattle in the United States.

[Graphic Omitted]

INNOVATION

AHP's continuing commitment to basic and developmental research

Organ transplant rejection. Rheumatoid arthritis. Rotavirus. Hemophilia. Infectious diseases. Cancer. American Home Products is focused on a number of the most difficult health care challenges facing the world. Focused ... and succeeding, as evidenced by our new product introductions in 1997 and our growing pipeline of promising new products.

      Today, American Home Products is on the leading edge in pharmaceutical research, biotechnology and genetic engineering. One measure of our commitment to research and development is this: After growing steadily during the 1980s and early 1990s, AHP's investment in R&D surpassed $1.5 billion in 1997, with 80 cents of every research dollar dedicated to pharmaceuticals, vaccines and biotechnology products. In terms of results, over the past three years AHP received 17 major product approvals in the United States and more internationally. In terms of the true innovators -- our people -- American Home Products today employs more than 3,600 researchers and scientists.

      In the pages that follow, we introduce some of AHP's people and highlight some of the unmet needs that have driven the most innovative thinking in the history of our Company. We also describe some recently introduced new products as well as some late-stage pipeline products, many of which were reviewed at our September 1997 meeting with R&D analysts from major brokerage firms.

[Graphic Omitted]

Scientist Pamela McMahon, shown here examining an Analytical SDS-PAGE gel of cell extracts, is among the many dedicated scientists and researchers worldwide who contribute to AHP's research and development efforts.

Rapamune(R)

Because the current rate of organ transplant rejection is unacceptably high
---------------------------------------------------------------------------

Although a dramatic heart-lung or liver procedure may still make headlines, organ transplantation has become routine in cases such as kidney damage caused by diabetes and other diseases. But while the recipient of the transplant receives a life-saving gift, the donated organ is seen as a foreign invader, like a bacteria or virus infection, and the body's immune system will attack it. This results in rejection of the organ and is the major barrier to successful transplantation. Rejection can be overcome only by immunosuppressant drugs that reduce the body's normal immune response. However, there are only a handful of these powerful drugs available today, and they all have limitations: Patients still have organ rejection; patients usually must take many different drugs; and these drugs can cause side effects of their own, including kidney damage, nerve damage and high blood pressure. Rapamune (sirolimus rapamycin), an innovative new immunosuppressant from Wyeth-Ayerst Research, promises to reduce the rate of organ rejection and lower the common side effect problems associated with existing agents. Moreover, Rapamune may permit a reduction in dosage of some of these other drugs or their elimination altogether. This is an immense advance for transplant patients who require lifelong immunosuppressive therapy.

below
Suren Sehgal, Ph.D., (left) Distinguished Research Fellow at Wyeth-Ayerst Research (WAR), discovered the Rapamune molecule. Joseph S.Camardo, M.D., Assistant Vice President - Clinical Research at WAR, is Chairman of the Rapamune Task Force, responsible for all aspects of the development and successful registration of Rapamune.

[2 Graphics Omitted]

above
Barry Kahan, M.D., Ph.D., is Professor of Surgery and Director of the Division of Immunology and Organ Transplantation at the University of Texas Health Science Center in Houston. Dr. Kahan was the first physician in the United States to use Rapamune in patients and has participated as an investigator in Phases I, II and III. Currently, he has more than 200 patients involved in clinical trials of Rapamune.

Pneumococcal Conjugate Vaccine

Because more than 1 million annual childhood deaths cry out for an answer
-------------------------------------------------------------------------

Streptococcus pneumoniae is a major cause of morbidity and mortality worldwide. While pneumococcus infects people of all ages, in children it is the most frequent cause of otitis media, pneumonia and bacteremia, as well as the principal cause of childhood bacterial meningitis. Those most susceptible to pneumococcal diseases are children less than two years old. The impact is staggering in developing countries, where pneumococcus causes more than 1 million pneumonia deaths a year in children under the age of five. Additionally, in developing countries, it causes another 140,000 deaths from a range of related infections. Licensed pneumococcal polysaccharide vaccines are available but are poorly immunogenic in this age group. Further, strains that are resistant to routinely used antibiotics have emerged. Wyeth-Lederle Vaccines and Pediatrics has developed a new protein-polysaccharide conjugate vaccine that is immunogenic during infancy and is capable of providing long-term immunity. This vaccine has been shown to be well-tolerated and immunogenic in multiple studies in infants in the United States, Finland and South Africa. Two large-scale Phase III trials evaluating the protective efficacy of the pneumococcal conjugate vaccine against pneumococcal pneumonia, bacteremia and meningitis are under way. A Phase III trial evaluating the efficacy of the pneumococcal conjugate vaccine against pneumococcal otitis media also is ongoing in Finland.

below
Alan Kimura, M.D., Ph.D., is Associate Director - Clinical Research at Wyeth-Lederle Vaccines and Pediatrics (WLVP) and is responsible for the clinical development of the pneumococcal conjugate vaccine. Dr. Kimura is shown here with the seed fermenter for the pneumococcal bacteria at WLVP's Pearl River, New York, Vaccine Technology Development Center.

[2 Graphics Omitted]

above
Pediatricians Henry Shinefield, M.D., (left) and Steven Black, M.D., are principal investigators in clinical trials of the pneumococcal conjugate vaccine being conducted at Northern California Kaiser Permanente Hospital in Oakland, California.

Effexor(R) XR

     Because distinguishing anxiety from depression often is difficult
     -----------------------------------------------------------------

Generalized Anxiety Disorder (GAD) is a serious illness characterized by distressing and/or disabling chronic, excessive anxiety and worry. Clinically distinct from depression, GAD also is associated with functional impairment, high utilization of medical services and a greater incidence of illicit drug use. During any 12-month period, some 3 percent of the U.S. population experiences GAD. Wyeth-Ayerst's Effexor (venlafaxine HCl), which inhibits both serotonin and norepinephrine reuptake, has proved to be an effective antidepressant without side effects such as fatigue. In 1997, Effexor XR, a new extended release formulation, was approved for marketing in the United States, the United Kingdom and six other countries for depression. Effexor XR permits once-daily dosing instead of dosing two or three times a day. In January 1998, Wyeth-Ayerst submitted a supplemental New Drug Application (NDA) to allow Effexor XR to be marketed for GAD. If approved, it will be the first drug for the treatment of both depressive disorders and GAD. It also will be the first new drug approved for GAD in more than a decade. Since the symptoms of both depression and anxiety commonly occur in the same patient, physicians often find it difficult to determine which is the primary disorder -- making Effexor XR a valuable drug that is effective both in generalized anxiety disorder and depression.

[Graphic Omitted]

Venlafaxine, the active component in Effexor and Effexor XR, is a structurally novel antidepressant that inhibits the brain's reuptake of serotonin and norepinephrine.

Neumega(R)

     Because a cancer patient needs optimal doses of chemotherapy
     ------------------------------------------------------------

Chemotherapy -- taken orally or injected -- is used to treat about half of all cancer patients. In some cases, it's the patient's only hope for survival. But chemotherapy often produces severe side effects, including myelosuppression, in which bone marrow fails to produce sufficient levels of essential blood components: red blood cells, white blood cells and platelets. Of the 600,000 to 800,000 cancer patients undergoing chemotherapy each year in the United States, about one-quarter develop severe depletion of platelets due to their chemotherapy. If platelet levels are abnormally low, patients are at risk of bleeding, and their cancer treatments often are curtailed or delayed to give platelets a chance for replenishment. Alternatives to address low platelet levels, including transfusions, pose separate risks. Now there's new hope for cancer patients -- Neumega (Oprelvekin), the first platelet growth factor to enter the market worldwide. Neumega, discovered and developed by Genetics Institute, is the recombinant form of human interleukin-11, a naturally occurring platelet growth factor. Neumega boosts platelet levels, giving cancer patients the opportunity to receive chemotherapy as planned. After a rapid clinical development program, Neumega was licensed in the United States in November 1997 -- approximately 60 months after entering clinical development -- and was launched in January 1998.

[Photo Omitted]

Michael Gordon, M.D., is Associate Professor of Medicine and Director of the Clinical Hematology and Cytokine Program at the Indiana University School of Medicine. Dr. Gordon, a medical oncologist, was a key investigator in the clinical development program for Neumega.

RotaShield(R)/Rotamune(TM)

     Because rotavirus infects almost every child in the world
     ---------------------------------------------------------

Every year, 130 million infants and children contract rotavirus diarrhea, and 875,000 of them die from it. Rotavirus is the single largest cause of life-threatening diarrhea in children under age two. Highly contagious, rotavirus infects almost all children by the age of four. While rotavirus often is perceived as a condition limited to developing countries, there are 3 million infectious rotavirus cases a year in the United States. Symptoms of rotavirus include diarrhea, vomiting, fever and dehydration. Dehydration can be reversed through oral hydration therapy but if serious enough, hospitalization and intravenous fluids are necessary. Because access to medical care is not always readily available, a promising answer lies in an oral vaccine -- the first ever against rotavirus -- developed through a Cooperative Research and Development Agreement between Wyeth-Ayerst and the National Institute of Allergy and Infectious Diseases. Now under review by the FDA, when licensed, it will be marketed as RotaShield in the United States. Internationally, registration is under way to market this vaccine under the name Rotamune. The vaccine is to be given in three doses in the first year of life. A strong endorsement for the product was received in February 1998 when a Centers for Disease Control and Prevention advisory committee voted to recommend routine use of RotaShield, when licensed in the United States, to prevent rotavirus gastroenteritis in infants. In the largest and most successful trial to date of a rotavirus vaccine, conducted in Venezuela, Rotamune reduced severe diarrheal illness by 88 percent. Further, studies in the United States indicate that the vaccine can prevent nearly half of all rotavirus infections, 80 percent of severe episodes and virtually 100 percent of all cases of dehydrating rotavirus illness.

[Graphic Omitted]

In December of 1997, an FDA advisory committee concluded that Wyeth-Ayerst's oral rotavirus vaccine is safe and effective against rotavirus gastroenteritis.

Protonix(TM)

     Because even the most advanced medications require effective delivery
     ---------------------------------------------------------------------

The caustic effect of stomach acid on the lining of the gastrointestinal tract can produce heartburn, gastric distress and, ultimately, ulceration. A primary goal in the treatment of these conditions is to reduce stomach acid, thereby removing the main erosive agent. The most effective approach for suppressing acid is the direct inhibition of its production by the gastric "proton pump" through the use of proton pump inhibitors (PPI). As a result, PPIs are the largest segment of the anti-ulcerant class, recording nearly $3 billion in U.S. sales in 1997, an increase of 45 percent over 1996. Protonix (pantoprazole), being developed for marketing in the United States by Wyeth-Ayerst under license from Byk Gulden, will be the first PPI available both in an oral and an intravenous form. The intravenous formulation of Protonix represents a significant medical advance because some patients cannot be treated with currently available PPIs due to the severity of their disease or their inability to take oral medications. Dosing guidance supporting the switching of patients between the intravenous and oral formulations should ensure that Protonix will be a valuable therapeutic tool for the medical community. NDA submissions from Wyeth-Ayerst for Protonix, in both intravenous and oral dosage forms, are anticipated in mid-1998. Now marketed in 48 countries outside the United States by Byk Gulden and its partners, pantoprazole is a unique PPI with an exceptionally clean drug interaction profile.

[Graphic Omitted]

The pantoprazole molecule, which is the active component in Protonix, binds irreversibly to the gastric proton pump for long-lasting suppression of gastric acid production.

Enbrel(TM)

Because rheumatoid arthritis is a painful and disabling illness
---------------------------------------------------------------

You're 35 years old, and you've been diagnosed with rheumatoid arthritis (RA). You may be unable to work within 10 years, and, for certain, you are faced with painful, swollen joints and, perhaps, a crippling future. A disease of the immune system that occurs more frequently in women than men, rheumatoid arthritis affects millions of people around the world, including 2.5 million people in the United States, one-fifth of whom suffer from advanced symptoms. There is no known cure for rheumatoid arthritis, and current drugs do not address the underlying cause of the disease. Equally discouraging, after a few years, many patients no longer respond to or tolerate the side effects of current therapies. Enbrel (TNR-001) may change the outlook for RA patients. Enbrel is a biological immune modulator that regulates inflammation by blocking the interaction of the proinflammatory cytokine TNF with cells that respond to its signal. Enbrel has completed a Phase III study to evaluate its ability to alleviate the signs and symptoms of advanced RA. In this study, the advanced RA patients treated with Enbrel experienced a 71 percent reduction in painful joint counts. Other research under way includes a study in children with juvenile RA and a study in adults with RA to determine if Enbrel can modify the course of this disease. Enbrel was discovered by Immunex Corporation in which American Home Products owns a majority interest. Immunex and Wyeth-Ayerst have a long-term agreement to co-develop the product globally under which Wyeth-Ayerst has exclusive marketing rights outside of North America. In addition, under a new agreement, Wyeth-Ayerst will promote Enbrel in North America in collaboration with Immunex.

below
Teri G. Hall, Ph.D., (right) Wyeth-Ayerst's Project Team Leader for Enbrel, and Immunex's Leslie Garrison, M.D., Medical Director - Clinical Development, are part of the Joint Project Team coordinating Wyeth-Ayerst's and Immunex's global co-development of Enbrel.

[2 Graphics Omitted]

above
Rheumatologist Larry W. Moreland, M.D., is a principal investigator in clinical trials of Enbrel, being conducted at the University of Alabama at Birmingham.

BENEFIX(R)

     Because Hemophilia B patients are at risk
     -----------------------------------------

Hemophilia B is an inherited disorder that almost exclusively affects males. Its cause is a deficiency or defect in Factor IX, one of a number of proteins involved in blood clotting. Although comparatively rare, its consequences are severe. Patients with clotting factor deficiencies bleed easily, without any provoking trauma. Even those with mild hemophilia can bleed after surgery, dental procedures or trauma. Until now, Factor IX replacement products all have been made from human blood using plasma pooled from many donors. This process introduces the risk of transmitting pathogenic viruses despite treatments to Factor IX products to reduce the probability of viral transmission. Included among the viruses that can be transmitted through human blood are HIV, hepatitis and parvovirus. In 1997, the FDA licensed a breakthrough alternative -- BeneFix, (rFactor IX), which now also has been approved in Canada and Europe with commercial launches targeted for mid-1998. A biotechnology product developed by Genetics Institute, BeneFix is a plasma- and albumin-free product that is genetically engineered and, for the first time, offers people with Hemophilia B a treatment that is inherently free from the risk of blood-borne pathogens. For Hemophilia B patients, BeneFix is more than an effective therapy -- it represents peace of mind.

[Graphic Omitted]

The N-Terminus of the Factor IX molecule is illustrated in this three-dimensional enhancement.

Sonata(TM)

     Because a good night's sleep should be followed by a good morning
     -----------------------------------------------------------------

A 1997 National Sleep Foundation Gallup Survey, "Sleepiness in America," has found that people are far more sleep deprived than previously believed. One-third of all adults scored at levels of sleepiness known to be hazardous, with 6 percent scoring at severe levels of sleepiness. Nearly four in 10 of those reporting daytime sleepiness indicate that it interfered with routine activities. In addition, 12 percent acknowledge that daytime sleepiness diminished their driving abilities. Despite these statistics, Americans generally dismiss the problem, even though sleep disorders can be treated. However, currently available hypnotics must be taken within a significant period of time before the next morning in order to minimize the hangover effect. In cases of long-term use, either dependence on the drug or tolerance to its therapeutic effect may develop. Wyeth-Ayerst has developed Sonata (zaleplon), an innovative hypnotic that offers an opportunity to overcome these problems. Sonata permits insomnia sufferers to fall asleep rapidly and awaken refreshed, free from any rebound insomnia or residual drug sedation the next morning. An NDA and a Marketing Authorization Application for this product have been submitted in the United States and Europe, respectively.

[Graphic Omitted]

Thomas Roth, Ph.D., Director of Sleep Disorders Medicine at the Henry Ford Hospital in Detroit, was a principal investigator in clinical trials for Sonata.

Cydectin(R)

     Because raising cattle is tough enough without parasite problems
     ----------------------------------------------------------------

Bovine parasitism is the source of some of the most severe economic losses encountered by cattle producers in the United States. Cattle are infected by internal and external parasites that range from brown stomach worm (the most common) to lungworm, mites and lice. For the past two decades, animal health scientists have researched compounds that would combine safety and convenience while eliminating the problems of injectable formulations, which include side effects and injection site blemishes that can reduce meat's marketability. Cydectin Pour-On (moxidectin) is a new, potent endectocide from Fort Dodge Animal Health that sets a new standard for both performance and beef quality. Approved for use in the United States in early 1998, Cydectin is the only cattle parasite control product containing the active ingredient moxidectin, which delivers persistent anti-parasitic activity. Cydectin Pour-On is specially formulated to allow moxidectin to be absorbed through the skin and distributed to areas of the animal's body affected by internal or external parasites. After administration, moxidectin is stored in fat deposits, where it is slowly released into the blood stream. This characteristic is responsible for its long-lasting protection. Cydectin Pour-On can be used in all breeds of beef cattle, and its effectiveness is not affected by rainfall. As for convenience, a temporary purple dye provides ready recognition of treated cattle, and a large volume application gun makes it easy to apply.

[Graphic Omitted]

A second-generation molecule from the milbemycin chemical family, Cydectin delivers a unique combination of benefits unavailable in older avermectin products.

Raptor(R)

     Because safe weed control is essential for food crops
     -----------------------------------------------------

Around the world, weeds like velvetleaf, nightshade and foxtail are known to be the most unwelcome visitors to farmers' fields. Soybeans and other leguminous crops, including peas, dry beans, alfalfa and lentils, are especially vulnerable to their infestation. This is significant because these are the essential feedstuffs upon which much of the world's livestock is dependent. Weed control products are available, but safety to crops, the environment and people is a concern. One effective answer is the family of products known as imidazolinones. First introduced by Cyanamid in 1984, they are known for their efficacy on a wide variety of weed species, are valued by farmers, and are safe to mankind and the environment. Raptor (imazamox) is a new Cyanamid broad-spectrum herbicide that is today's most potent and unique imidazolinone. Raptor provides contact and residual control of all major weeds, and its unique properties allow it to be used where other imidazolinones may not fit the cropping rotation. Raptor controls weeds during the growing season but degrades in the soil before the next season, offering growers outstanding followcrop flexibility. That means a U.S. farmer can plant cotton after soybeans, a French farmer can plant vegetables or canola after field peas and a Brazilian farmer can follow dry beans with potatoes -- all knowing that Raptor will provide the best weed control but will not affect the next season's crop. A global product, Raptor registrations are planned for more than 50 countries.

[Graphic Omitted]

Raptor is Cyanamid's new broad-spectrum herbicide for worldwide use on soybeans and other leguminous crops. Its unique soil properties allow greater followcrop flexibility.

American Home Products Corporation

Pharmaceutical Products Pipeline

AHP's pharmaceutical product pipeline produced eight new products in 1997:
Alesse, BENEFIX, Crinone, Duract, Effexor XR, Neumega, Normiflo and Synvisc. Development now is proceeding for more than 50 new pharmaceutical compounds. A number of the most promising products in post-Phase I trials are described below. The majority of these products have worldwide market potential.

                                                                                                        X  U.S.
                                                                                                        O  International
A Approved  NDA NDA filed  PLA PLA filed  III Phase 3  II Phase 2                                       +  U.S. and International
------------------------------------------------------------------------------------------------------------------------------------
  Product Name                 Description/Indication                                                      A   NDA/PLA   III   II
------------------------------------------------------------------------------------------------------------------------------------
  Crinone(R)                   Assisted reproduction therapy regimes; dysfunctional uterine
                                 bleeding and secondary amenorrhea                                         O
------------------------------------------------------------------------------------------------------------------------------------
  Duract(R)                    Analgesia for short-term management of acute pain                           X              O
------------------------------------------------------------------------------------------------------------------------------------
  Lyrelle(R)Patch              Treatment of vasomotor symptoms related to menopause; 3.5 days              O
------------------------------------------------------------------------------------------------------------------------------------
  Neumega(R)                   Chemotherapy-induced thrombocytopenia                                       X      O
  Interleukin-11               Crohn's disease                                                                                  X
------------------------------------------------------------------------------------------------------------------------------------
  Novantrone(R)                Metastatic breast cancer                                                    O
  (Immunex)                    Non-Hodgkin's lymphoma (U.S. Phase I /II)                                   O                    X
------------------------------------------------------------------------------------------------------------------------------------
  Effexor(R) XR                Generalized anxiety disorder; once-a-day                                           X       O
------------------------------------------------------------------------------------------------------------------------------------
  Gestodene/EE                 Lowest-dose estrogen/progestin OC to be available                                  0
------------------------------------------------------------------------------------------------------------------------------------
  Leukine(R)                   Treatment of neutropenia resulting from chemotherapy                               X
  (Immunex)                    Prevention of infections in patients with advanced HIV; fungal infections                  X
                               Melanoma; flu vaccine adjuvant                                                                   X
------------------------------------------------------------------------------------------------------------------------------------
  RotaShield(R)/ROTAMUNE(TM)   Vaccine for prevention of rotaviral gastroenteritis in infants                     +
------------------------------------------------------------------------------------------------------------------------------------
  Sonata(TM)                   Non-benzodiazepine sedative/hypnotic for the treatment of                          +
                                 general insomnia
------------------------------------------------------------------------------------------------------------------------------------
  Suprax(R)                    Sinusitis claim                                                                    X
------------------------------------------------------------------------------------------------------------------------------------
  TETRACEL(TM)                 Prophylaxis against diphtheria, tetanus, pertussis and Haemophilus                 X
                                 influenzae type b meningitis (acellular pertussis component)
                                 in toddlers
------------------------------------------------------------------------------------------------------------------------------------
  Enbrel(TM)                   Rheumatoid arthritis; joint venture with Immunex                                           +
  (Immunex)                    Juvenile rheumatoid arthritis; joint venture with Immunex                                        X
------------------------------------------------------------------------------------------------------------------------------------
  ERT Patch                    Treatment of vasomotor symptoms related to menopause; 7 days                               +
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                           U.S.
                                                                                                           International
A Approved  NDA NDA filed  PLA PLA filed  III Phase 3  II Phase 2                                          U.S. and International
------------------------------------------------------------------------------------------------------------------------------------
  Product Name                 Description/Indication                                                      A   NDA/PLA   III   II
------------------------------------------------------------------------------------------------------------------------------------
  HRT Patch                    Treatment of vasomotor symptoms related to menopause; 3.5 days                             +
------------------------------------------------------------------------------------------------------------------------------------
  Protonix(TM) Oral            Erosive esophagitis, H. pylori eradication                                                 X
  Protonix(TM) I.V.            Zollinger-Ellison Syndrome; erosive esophagitis                                            X
------------------------------------------------------------------------------------------------------------------------------------
  Pneumococcal Conjugate       Prophylaxis against pneumococcal diseases; e.g., otitis media,                             +
  Vaccine                        pneumonia, meningitis
------------------------------------------------------------------------------------------------------------------------------------
  Prempro(TM)/Premelle(R)      Secondary prevention of coronary disease                                                   +
------------------------------------------------------------------------------------------------------------------------------------
  Rapamune(R)                  Immunosuppressive therapy for prophylaxis of renal transplant rejection                    +
                               Immunosuppressive therapy for prophylaxis of liver, bone marrow                                  +
                                 and cardiac transplant rejection
------------------------------------------------------------------------------------------------------------------------------------
  ReFacto(R)                   Hemophilia A; recombinant blood-clotting factor                                            +
------------------------------------------------------------------------------------------------------------------------------------
  rhBMP-2*                     Bone repair and regeneration                                                               O     X
------------------------------------------------------------------------------------------------------------------------------------
  Trimegestone/                Treatment of vasomotor symptoms and prevention of osteoporosis                             O
  17 (beta)-estradiol            with endometrial protection
------------------------------------------------------------------------------------------------------------------------------------
  Trimegestone/Premarin(R)     Treatment of vasomotor symptoms and prevention of osteoporosis                             X
                                 with endometrial protection
------------------------------------------------------------------------------------------------------------------------------------
  Meningococcal Conjugate      Prophylaxis against meningococcal group C meningitis                                       +
  Vaccine
------------------------------------------------------------------------------------------------------------------------------------
  Fiblast(R)                   Stroke (Phase II/III); joint venture with Scios                                                  +
                               Peripheral vascular disease (Phase I / II); joint venture with Scios                             +
------------------------------------------------------------------------------------------------------------------------------------
  CMA-676                      Acute myelogenous leukemia; joint venture with Celltech plc                                      +
------------------------------------------------------------------------------------------------------------------------------------
  Minalrestat (ARI-509)        Adjunct to insulin/oral hypoglycemic agents for prevention/treatment of                          +
                                 diabetic complications
------------------------------------------------------------------------------------------------------------------------------------
  rhIL-12                      Novel immunomodulator (Phase I / II)                                                             +
------------------------------------------------------------------------------------------------------------------------------------
  RSV Subunit Vaccine          Prevention of respiratory syncytial virus-mediated lower respiratory                             +
                                 disease for at-risk children and the elderly
------------------------------------------------------------------------------------------------------------------------------------
  VPA-985                      Hyponatremia                                                                                     +
------------------------------------------------------------------------------------------------------------------------------------
  Mobist(TM)                   Peripheral blood progenitor cell transplantation                                                 +
  (Immunex)                    Anti-tumor agent                                                                                 X
------------------------------------------------------------------------------------------------------------------------------------
  Nuvance(TM) (Immunex)        Asthma                                                                                           X
------------------------------------------------------------------------------------------------------------------------------------
  Trimegestone/EE              Oral contraceptive; newest progestin                                                             +
------------------------------------------------------------------------------------------------------------------------------------

* Under evaluation by the U.S. Food and Drug Administration as a combination device; currently in pilot studies in the United States

American Home Products Corporation

Principal Products -- United States

Ethical
Pharmaceuticals
and Vaccines
=====================
Women's Health
Alesse
Crinone
Lo/Ovral
Nordette
Ovral
Ovrette
Premarin
Premphase
Prempro
Triphasil

---------------------
Cardiovascular
Cordarone
Cordarone I.V.
Inderal LA
ISMO
Isordil
Normiflo
Quinidex
Sectral
Tenex
Verelan
Ziac

---------------------
Mental Health
Ativan
Effexor
Effexor XR
Serax

Pain and Inflammation
Duract
Lodine XL
Naprelan
Oruvail
Synvisc

---------------------
Anti-Infectives
Bicillin
Minocin
Myambutol
Pipracil
Suprax
Zosyn

---------------------
Vaccines
Acel-Imune
FluShield
HibTITER
Orimune
Pnu-Imune 23
Tetramune
Tri-Immunol

---------------------
Oncology Therapies
Leukine
Neumega
Novantrone
Reglan
Thioplex

---------------------
Other Products
BeneFix
Diamox
Micro-K
Phenergan

Animal Health Care
=====================
Veterinary
Pharmaceuticals and
Biologicals
Cydectin
Dicural
Duramune
Fel-O-Vax
Fluvac
Ketaset
LymeVax
ProHeart
PYRAMID
Quest
Suvaxyn
Synanthic
Synovex
ToDAY
ToMORROW
Triangle

Consumer Health
Care
=====================
Analgesics and
Cough/Cold/Allergy
Advil
Advil Cold & Sinus
Anacin
Children's Advil
Dimetapp
Dristan
Junior Strength Advil
Robitussin

Vitamin and Mineral
Supplements
Caltrate
Centrum
Centrum Silver

---------------------
Other Products
Anbesol
Axid AR
Chap Stick
Denorex
FiberCon
Preparation H
Primatene

Agricultural Products
=====================
Herbicides
Arsenal
Assert
Cadre
Lightning
Prowl
Pursuit
Raptor
Scepter
Squadron
Steel

---------------------
Insecticides
Amdro
Counter
Thimet

The above principal products are identified as trademarks used by American Home Products Corporation and its subsidiaries.

Financial Section


Contents

Ten-Year Selected Financial Data...........................................   20

Consolidated Balance Sheets................................................   22

Consolidated Statements of Income..........................................   23

Consolidated Statements of Retained
Earnings and Additional Paid-in Capital....................................   24

Consolidated Statements of Cash Flows......................................   25

Notes to Consolidated Financial Statements.................................   26

Report of Independent Public Accountants...................................   37

Management Report on Financial Statements..................................   37

Quarterly Financial Data...................................................   38

Market Prices of Common Stock
and Dividends..............................................................   38

Management's Discussion and Analysis
of Financial Condition and Results
of Operations..............................................................   39

American Home Products Corporation and Subsidiaries

         Ten-Year Selected Financial Data
            (Dollar amounts in thousands except per share amounts)

Years Ended December 31,                                                    1997               1996              1995
=====================================================================================================================
Summary of Sales and Earnings
Net sales........................................................  $  14,196,026      $  14,088,326    $   13,376,089
Net income(1)....................................................      2,043,123          1,883,403         1,680,418
Basic earnings per share(1)......................................           3.16               2.96              2.71
Diluted earnings per share.......................................           3.11               2.92              2.69
Dividends per common share.......................................           1.66              1.565              1.51

=====================================================================================================================
Year-End Financial Position
Current assets...................................................  $   7,361,326      $   7,470,419    $    7,986,137
Current liabilities..............................................      4,327,018          4,337,635         4,556,248
Ratio of current assets to current liabilities...................           1.70               1.72              1.75
Total assets.....................................................     20,825,111         20,785,343        21,362,923
Long-term debt...................................................      5,031,861          6,020,575         7,808,757
Average stockholders' equity.....................................      7,568,672          6,252,545         4,898,550

=====================================================================================================================
Shareholders - Outstanding Shares
Number of common shareholders....................................         64,313             67,545            68,763
Average number of common shares outstanding
  used for basic earnings per share calculation (in thousands)...        646,882            635,426           619,670
Average number of common shares outstanding used for
  diluted earnings per share calculation (in thousands)..........        656,488            643,895           625,451

=====================================================================================================================
Employment Data
Number of employees at year-end..................................         60,523             59,747            64,712
Wages and salaries...............................................  $   2,726,877      $   2,729,662    $    2,757,664
Benefits (including social security taxes).......................        692,648            688,766           703,756

---------------------------------------------------------------------------------------------------------------------

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations for amounts related to special charges, gains on sales of businesses and restructuring charges for the years ended December 31, 1997, 1996 and 1995.

(2) The 1994 information reflects the acquisition of American Cyanamid Company for the one month ended December 31, 1994.

             1994(2)           1993             1992             1991             1990              1989             1988
=========================================================================================================================
   $    8,966,214     $   8,304,851    $   7,873,687    $   7,079,443    $   6,775,182     $   6,747,016    $   6,401,454
        1,528,254         1,469,300        1,460,842        1,375,273        1,230,597         1,102,158          995,461
             2.49              2.37             2.33             2.18             1.96              1.77             1.61
             2.48              2.35             2.31             2.16             1.94              1.75             1.60
             1.47              1.43             1.33           1.1875            1.075             0.975             0.90

=========================================================================================================================

   $    7,821,246     $   4,807,684    $   4,552,077    $   4,119,057    $   3,826,075     $   3,532,786    $   3,256,494
        4,618,086         1,584,411        1,492,717        1,270,135        1,693,852         1,108,895        1,067,599
             1.69              3.03             3.05             3.24             2.26              3.19             3.05
       21,674,812         7,687,353        7,141,405        5,938,797        5,637,107         5,681,487        5,492,424
        9,973,240           859,278          601,934          104,710          111,430         1,895,796          100,057
        4,065,295         3,719,539        3,431,568        2,987,885        2,322,623         1,651,050        1,077,462

=========================================================================================================================

           71,223            72,664           73,064           71,209           69,907            70,904           70,021

          614,826           621,336          628,402          631,452          628,132           623,288          618,792

          617,050           626,495          633,620          636,695          633,348           628,463          623,930

=========================================================================================================================

           74,759            51,399           50,653           47,938           48,700            50,816           51,464
   $    1,820,450     $   1,654,984    $   1,575,615    $   1,388,397    $   1,398,721     $   1,391,233    $   1,284,208
          441,768           396,045          367,899          300,810          312,750           256,458          245,834

-------------------------------------------------------------------------------------------------------------------------

American Home Products Corporation and Subsidiaries

         Consolidated Balance Sheets
            (In thousands except share amounts)

December 31,                                                                                1997               1996
===================================================================================================================
Assets
Cash and cash equivalents  ...................................................   $     1,051,372    $     1,322,297
Marketable securities ........................................................            48,363            221,820
Accounts receivable less allowances (1997 - $197,155 and 1996 - $204,121).....         2,843,099          2,541,714
Inventories...................................................................         2,412,406          2,389,369
Other current assets including deferred taxes ................................         1,006,086            995,219
                                                                                 ----------------------------------
  Total Current Assets .......................................................         7,361,326          7,470,419
Property, plant and equipment:
  Land........................................................................           152,942            184,200
  Buildings...................................................................         2,865,501          2,675,838
  Machinery and equipment ....................................................         3,703,606          3,394,628
                                                                                 ----------------------------------
  ............................................................................         6,722,049          6,254,666
Less accumulated depreciation ................................................         2,425,143          2,217,933
                                                                                 ----------------------------------
  ............................................................................         4,296,906          4,036,733
Goodwill and other intangibles, net of accumulated amortization
  (1997 - $1,863,773 and 1996 - $1,597,049)...................................         8,338,695          8,517,610
Other assets including deferred taxes.........................................           828,184            760,581
                                                                                 ----------------------------------
  Total Assets ...............................................................   $    20,825,111    $    20,785,343
                                                                                 ==================================
===================================================================================================================
Liabilities
Loans payable.................................................................   $        89,041    $        76,574
Trade accounts payable .......................................................           794,291            940,076
Accrued expenses .............................................................         3,019,805          2,810,223
Accrued federal and foreign taxes ............................................           423,881            510,762
                                                                                 ----------------------------------
  Total Current Liabilities ..................................................         4,327,018          4,337,635
Long-term debt................................................................         5,031,861          6,020,575
Other noncurrent liabilities..................................................         2,248,282          2,486,375
Postretirement benefit obligations other than pensions........................           833,916            782,342
Minority interests ...........................................................           208,782            196,324

===================================================================================================================
Stockholders' Equity
$2 convertible preferred stock, par value $2.50 per share; 5,000,000
  shares authorized...........................................................                72                 79
Common stock, par value $.331/3 per share; 1,200,000,000 shares authorized
  (outstanding shares: 1997 - 650,377,000 and 1996 - 639,983,000) ............           216,792            213,328
Additional paid-in capital ...................................................         2,530,696          2,034,337
Retained earnings.............................................................         5,710,892          4,756,270
Currency translation adjustments..............................................          (283,200)           (41,922)
                                                                                 ----------------------------------
  Total Stockholders' Equity..................................................         8,175,252          6,962,092
                                                                                 ----------------------------------
  Total Liabilities and Stockholders' Equity .................................   $    20,825,111    $    20,785,343
                                                                                 ==================================
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

American Home Products Corporation and Subsidiaries

         Consolidated Statements of Income
            (In thousands except per share amounts)

Years Ended December 31,                                        1997               1996              1995
=========================================================================================================
Net Sales .........................................   $   14,196,026    $    14,088,326   $    13,376,089
                                                      ---------------------------------------------------

Cost of goods sold.................................        4,101,309          4,449,783         4,534,320
Selling, general and administrative expenses.......        5,292,585          5,232,830         4,974,253
Research and development expenses .................        1,558,035          1,429,056         1,354,963
Interest expense, net .............................          370,696            433,034           514,920
Other income, net..................................         (121,306)           (96,159)          (98,184)
Gains on sales of businesses.......................               --           (813,532)         (959,845)
Special charges....................................          180,000            697,854           436,724
Restructuring charge...............................               --                 --           180,240
                                                      ---------------------------------------------------
                                                          11,381,319         11,332,866        10,937,391
                                                      ---------------------------------------------------
Income before federal and foreign taxes............        2,814,707          2,755,460         2,438,698
Provision for taxes:
   Federal.........................................          309,981            437,682           401,573
   Foreign.........................................          461,603            434,375           356,707
                                                      ---------------------------------------------------
                                                             771,584            872,057           758,280
                                                      ---------------------------------------------------
Net Income ........................................   $    2,043,123    $     1,883,403   $     1,680,418
                                                      ===================================================
Basic Earnings per Share...........................   $         3.16    $          2.96   $          2.71
                                                      ===================================================
Diluted Earnings per Share.........................   $         3.11    $          2.92   $          2.69
                                                      ===================================================

---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

American Home Products Corporation and Subsidiaries

     Consolidated Statements of Retained Earnings and Additional Paid-in Capital
        (In thousands except per share amounts)

Years Ended December 31,                                                               1997               1996              1995
================================================================================================================================
Retained Earnings
Balance, beginning of year.................................................      $4,756,270         $3,875,224        $3,120,659
Add: Net income............................................................       2,043,123          1,883,403         1,680,418
                                                                             ---------------------------------------------------
                                                                                  6,799,393          5,758,627         4,801,077
                                                                             ---------------------------------------------------
Less: Cash dividends declared:
   Preferred stock (per share: 1997 - 1995, $2.00).........................              60                 65                71
   Common stock (per share: 1997 - 1995, $1.66, $1.565, $1.51).............       1,073,140            993,487           934,725
                                                                             ---------------------------------------------------
                                                                                  1,073,200            993,552           934,796
   Cost of treasury stock acquired (less amounts charged to capital)
    and other items........................................................          12,746             10,139             6,544
                                                                             ---------------------------------------------------
                                                                                  1,085,946          1,003,691           941,340
                                                                             ---------------------------------------------------
Change in unrealized gain/(loss) on marketable securities .................          (2,555)             1,334            15,487
                                                                             ---------------------------------------------------
Balance, end of year.......................................................      $5,710,892         $4,756,270        $3,875,224
                                                                             ===================================================

================================================================================================================================
Additional Paid-in Capital
Balance, beginning of year ................................................      $2,034,337         $1,515,154        $1,020,658
Add: Excess over par value of common stock issued..........................         497,438            520,355           495,323
Less: Cost of treasury stock acquired, less amounts
   charged to retained earnings............................................           1,079              1,172               827
                                                                             ---------------------------------------------------
Balance, end of year.......................................................      $2,530,696         $2,034,337        $1,515,154
                                                                             ===================================================
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

American Home Products Corporation and Subsidiaries

         Consolidated Statements of Cash Flows
            (In thousands)

Years Ended December 31,                                                               1997              1996               1995
================================================================================================================================
Operating Activities
Net income ...............................................................   $    2,043,123    $    1,883,403     $    1,680,418
Adjustments to reconcile net income to net cash
  provided from operating activities:
  Gains on sales of businesses............................................               --          (813,532)          (959,845)
  Special and restructuring charges.......................................          180,000           697,854            616,964
  Gains on sales of other assets..........................................         (375,925)          (98,809)           (23,703)
  Depreciation............................................................          394,287           367,834            367,394
  Amortization............................................................          307,738           290,232            311,827
  Deferred income taxes...................................................         (220,214)          101,592           (145,070)
  Changes in working capital, net of
     businesses acquired or sold:
     Accounts receivable .................................................         (329,537)           18,675           (268,445)
     Inventories..........................................................          (50,927)         (213,037)          (111,147)
     Other current assets.................................................           28,143            65,901           (102,073)
     Trade accounts payable and accrued expenses .........................         (171,666)         (354,132)           (85,331)
     Accrued federal and foreign taxes....................................          (80,873)          154,271           (110,720)
  Other items, net........................................................          (28,695)          298,003            342,795
                                                                             ---------------------------------------------------
Net cash provided from operating activities...............................   $    1,695,454    $    2,398,255     $    1,513,064
                                                                             ===================================================
================================================================================================================================
Investing Activities
Purchases of property, plant and equipment................................   $     (830,351)   $     (652,226)    $     (637,501)
Purchases of businesses, net of cash acquired.............................         (479,694)               --           (130,000)
Purchase of remaining equity interest in Genetics Institute, Inc.
   and another subsidiary.................................................               --        (1,326,351)                --
Proceeds from sales of businesses and other assets........................          874,850         1,483,709          2,046,047
Proceeds from sales of/(purchases of) marketable  securities, net.........          172,236            (7,924)            45,842
                                                                             ---------------------------------------------------
Net cash provided from/(used for) investing  activities...................   $     (262,959)   $     (502,792)    $    1,324,388
                                                                             ===================================================
================================================================================================================================
Financing Activities
Net repayments of debt....................................................   $     (976,926)   $   (1,783,825)    $   (2,205,550)
Dividends paid............................................................       (1,073,200)         (993,552)          (934,796)
Purchases of treasury stock...............................................          (11,335)          (11,382)            (7,402)
Exercise of stock options.................................................          369,561           412,197            469,763
Other items, net..........................................................               --                --            (58,502)
                                                                             ----------------------------------------------------
Net cash used for financing activities ...................................       (1,691,900)       (2,376,562)        (2,736,487)
                                                                             ----------------------------------------------------
Effects of exchange rates on cash balances................................          (11,520)              999              5,228
                                                                             ---------------------------------------------------
Increase/(decrease) in cash and cash equivalents .........................         (270,925)         (480,100)           106,193
Cash and cash equivalents, beginning of year..............................        1,322,297         1,802,397          1,696,204
                                                                             ---------------------------------------------------
Cash and cash equivalents, end of year....................................   $    1,051,372    $    1,322,297     $    1,802,397
                                                                             ===================================================
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

1. Principles of Consolidation: The accompanying consolidated financial statements include the accounts of American Home Products Corporation and its majority-owned subsidiaries (the Company). The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in two primary business segments: health care and agricultural products. Health care products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, medical devices, and animal biologicals and pharmaceuticals. Agricultural products include crop protection and pest control products such as herbicides, insecticides, fungicides and plant growth regulators. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 150 countries throughout the world. The Company is not dependent on any single or major group of customers for its sales.

      The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, the Company's conjugated estrogens product, which has not had patent protection for many years, does contribute significantly to sales and results of operations. See "Competition" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 43 for further details.

Cash and Cash Equivalents, for purposes of reporting cash flows, consist primarily of certificates of deposit, time deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost, which approximates fair value. The carrying values of cash and cash equivalents approximate fair value due to the short-term, highly liquid nature of the cash equivalents.

Marketable Securities consist of U.S. government or agency issues and corporate bonds and are stated at fair value, which approximates cost. The fair values are estimated based on quoted market prices.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $764,409,000 at December 31, 1997 and $806,661,000 at December 31, 1996. Current value exceeded LIFO value by $73,411,000 and $63,639,000 at December 31, 1997 and 1996, respectively. The remaining inventories are valued under the first-in, first-out (FIFO) or the average cost method.

      Inventories at December 31 consisted of:

(In thousands)                                       1997                1996
-----------------------------------------------------------------------------
Finished goods .............................  $ 1,042,065          $1,121,055
Work in progress ...........................      657,033             567,240
Materials and supplies .....................      713,308             701,074
                                              -------------------------------
                                              $ 2,412,406          $2,389,369
                                              ===============================

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

Interest Rate Swap and Foreign Currency Agreements: The Company enters into interest rate swap and short-term foreign currency agreements to manage specifically identifiable risks. The interest rate swap agreements lock in the underlying U.S. treasury security rate and convert a portion of the commercial paper from a floating rate obligation to a fixed rate obligation. The short-term (approximately 30 days) foreign exchange forward contracts are part of the Company's management of foreign currency exposures. The Company does not speculate on interest or foreign currency exchange rates. The fair value of interest rate swap and foreign currency agreements is based on market prices. The fair value represents the estimated amount the Company would receive/pay to terminate the agreements taking into consideration current interest or currency exchange rates.

      Amounts to be paid to the counterparties of the interest rate swap agreements are accrued during the period to which the payments relate and are reflected in interest expense. The fair value of the interest rate swap agreements is not recognized in the consolidated financial statements since the agreements are accounted for as hedges.

      Foreign currency agreements are accounted for under the fair value method. The fair value of the foreign currency agreements is carried on the balance sheet with changes in fair value recognized in the results of operations offsetting any gains and losses recognized on the underlying hedged transactions.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current exchange rates with translation adjustments accumulated in stockholders' equity. Translation adjustments related to international operations in highly inflationary economies are included in net income.

Earnings per Share: Effective for the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 - "Earnings per Share." The adoption of SFAS No. 128 requires the presentation of Basic Earnings per Share and Diluted Earnings per Share. Basic Earnings per Share is based on the average number of common shares outstanding during the year. Diluted Earnings per Share is based on the average number of common shares outstanding during the year plus the common share equivalents related to outstanding stock options and deferred contingent common stock awards. The computations of Basic Earnings per Share and Diluted Earnings per Share were as follows:

(In thousands except
per share amounts)                          1997            1996            1995
--------------------------------------------------------------------------------
Net income less
  preferred dividends ..........      $2,043,063      $1,883,338      $1,680,347
Denominator:
  Average number of
  common shares ................         646,882         635,426         619,670
                                      ------------------------------------------
Basic earnings
  per share ....................      $     3.16      $     2.96      $     2.71
                                      ==========================================
Denominator:
  Average number of
  common shares ................         646,882         635,426         619,670
  Common share
  equivalents of
  outstanding stock
  options and deferred
  contingent common
  stock awards .................           9,606           8,469           5,781
                                      ------------------------------------------
Total shares ...................         656,488         643,895         625,451
                                      ------------------------------------------
Diluted earnings
  per share ....................      $     3.11      $     2.92      $     2.69
                                      ==========================================

Recently Issued Accounting Standards: In February 1998, SFAS No. 132 - "Employers' Disclosures about Pensions and Other Postretirement Benefits" was issued and is effective for periods beginning after December 15, 1997. In June 1997, SFAS No. 130 - "Reporting Comprehensive Income" and SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information" were issued and are effective for periods beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 130 establishes standards for reporting comprehensive income and its components. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. These standards increase financial reporting disclosures and will have no impact on the Com-pany's financial position or results of operations.

Acquisitions and Divestitures

2. During 1997, 1996 and 1995, the Company acquired and divested various businesses and other assets as follows:

      In December 1997, the Company signed a definitive agreement with a subsidiary of Tyco International Ltd. for the sale of the Sherwood-Davis & Geck medical devices business. Under the transaction, which is subject to certain customary closing conditions, including the receipt of necessary governmental approvals, the Company will receive $1.77 billion in cash at closing. The completion of the transaction is expected to take place during the first quarter of 1998 and, excluding the gain on sale, will not have a material impact on the Company's future results of operations. This transaction will complete the Company's exit from the medical devices business.

      In December 1997, the Company sold the stock of Storz Instrument Company and affiliated companies, a global manufacturer and marketer of ophthalmic products, and certain assets relating to the Storz business for $380,000,000, resulting in a pre-tax gain of $71,861,000 ($46,710,000 after-tax).

      In February 1997, the Company completed the acquisition of the worldwide animal health business of Solvay S.A. for approximately $460,000,000. The acquisition was accounted for under the purchase method of accounting. The purchase price exceeded the net assets acquired by $368,303,000 and is being amortized over periods of 10 to 25 years.

      In December 1996, the Company acquired the remaining equity interest in Genetics Institute, Inc. (G.I.) by exercising its option to purchase the outstanding capital stock from public shareholders at $85 per share. The total consideration paid for the remaining equity interest in G.I. was $1.279 billion. The acquisition was accounted for under the purchase method of accounting effective December 31, 1996 (see Note 3).

      In November 1996, the Company sold a majority interest (80%) in the American Home Foods business for approximately $1.2 billion, resulting in a pre-tax gain of $813,532,000. Net income and basic earnings per share for 1996 included an after-tax gain of $706,279,000 or $1.11 per share related to this transaction.

      In March 1996, the Company sold Symbiosis Corp. for $148,672,000, resulting in a pre-tax gain of $22,677,000 ($14,740,000 after-tax). Symbiosis Corp. develops and manufactures disposable laparoscopic and endoscopic surgical products.

      In January 1995, the Company sold its South American oral health care business for approximately $1.0 billion, resulting in a pre-tax gain of $959,845,000. Net income and basic earnings per share for 1995 included an after-tax gain of $623,870,000 or $1.01 per share related to this transaction.

      During 1995, the Company sold certain businesses and other assets acquired in the American Cyanamid Company (ACY) acquisition for total pre-tax proceeds aggregating $956,004,000. This activity included the sales of a preferred stock investment in Cytec Industries Inc. for $395,101,000, the medicated feed additives business for $344,500,000 and Acufex Microsurgical Inc., a manufacturer of arthroscopic instruments and scopes, for $141,000,000. Gains on the sales of these items reduced ACY acquisition-related goodwill.

      The Company had other acquisitions and divestitures during 1997, 1996 and 1995, the effects of which, individually and in the aggregate, were not material to the Company's consolidated financial position or results of operations. The operations of all acquisitions and divestitures during these years, individually and in the aggregate, were not material to the Company's consolidated financial position or results of operations.

Restructuring and Special Charges

3. On September 15, 1997, the Company announced the voluntary market withdrawal of fenfluramine HCl, manufactured and sold under the name Pondimin, and dexfenfluramine HCl, marketed under the name Redux. The Company took this action and withdrew the products on the basis of new, preliminary information regarding heart valve abnormalities in patients using these medications. The 1997 results of operations included special charges aggregating $180,000,000 ($117,000,000 after-tax or $0.18 per share - basic) to record the one-time costs associated with the voluntary market withdrawal. The special charges included provisions for product returns, notification and administrative handling fees, the writedown of inventory and supplies, and other related costs. These costs did not include provisions for any subsequent charges which may result from legal actions related to these products (see Note 10).

      In December 1996, the Company completed a study and evaluation of the purchase price allocation related to the acquisition of the remaining equity interest in G.I. (see Note 2). The purchase price exceeded the net assets acquired by $1.057 billion, resulting in the recognition of goodwill related to the commercial operations of $359,513,000 and a special charge of $470,000,000 for the portion of the G.I. goodwill attributable to acquired in-process research and development. G.I. also recorded a special charge of $227,854,000 for the liquidation of its outstanding stock options as of December 31, 1996. The goodwill recognized in this acquisition was based on the estimated future cash flows of existing, approved products of G.I. attributed to the remaining equity interest acquired. The total special charges related to the acquisition of the remaining equity interest in G.I. were $697,854,000 or $1.10 per share - basic.

      Special charges aggregating $436,724,000 ($308,317,000 after-tax or $0.50 per share - basic) were recorded in 1995. The special charges included provisions for environmental liabilities related to ACY due to changes in estimates of $228,224,000 and provisions for other special charges of $208,500,000, including the shutdown and discontinuance of the U.S. infant nutritional business and other contingent liability adjustments.

      In 1995, the Company recorded a restructuring charge of $180,240,000 ($117,156,000 after-tax or $0.19 per share - basic) to recognize the costs of implementing the integration plan for the ACY acquisition related to American Home Products Corporation operations. The integration plan eliminated excess production capacity and facilities, reduced overhead and realigned the Company's resources to achieve its strategic objectives. The restructuring charge excluded costs associated with ACY personnel and facilities as these costs were included in the overall evaluation of net assets acquired from ACY.

      In 1994, the Company recorded a restructuring charge of $173,697,000 ($112,903,000 after-tax or $0.18 per share - basic) to recognize the costs of consolidating the manufacturing, distribution and quality control functions for the U.S. pharmaceutical and consumer health care businesses.

      Since the implementation of the 1995 and 1994 restructuring programs, the combined restructuring accruals have decreased by approximately $238,680,000 due to cash expenditures primarily for severance and related personnel benefits, production and administrative facility closure costs, and noncash charges to reduce the carrying value of certain assets related to manufacturing operations. Since 1994, total workforce reductions related to restructuring programs, integration plans and the discontinuance of the U.S. infant nutritional business have resulted in the elimination of approximately 10,100 positions worldwide.

Debt and Financing Arrangements

4. The Company's debt at December 31 consisted of:

(In thousands)                                             1997             1996
--------------------------------------------------------------------------------
Commercial paper .............................       $2,340,357       $2,997,771
Notes payable:
  6.875% notes due 1997 ......................               --          250,000
  7.70% notes due 2000 .......................        1,000,000        1,000,000
  6.50% notes due 2002 .......................          250,000          250,000
  7.90% notes due 2005 .......................        1,000,000        1,000,000
  7.25% debentures due 2023 ..................          250,000          250,000
Pollution control and industrial
  revenue bonds:
   3.85% - 7.00% due 1998-2020 ...............          123,900          136,990
Other debt:
  1.18% - 13.30% due 1998-2009 ...............          156,645          212,388
                                                     ---------------------------
                                                      5,120,902        6,097,149
Less current portion .........................           89,041           76,574
                                                     ---------------------------
                                                     $5,031,861       $6,020,575
                                                     ===========================

      At December 31, 1997 and 1996, the fair value of the Company's long-term debt, excluding the interest rate swap agreements discussed below, was $5,255,737,000 and $6,204,292,000, respectively. The fair value of the Company's long-term debt is estimated based on market prices.

      In connection with the ACY acquisition, the Company and certain of its subsidiaries issued commercial paper, of which approximately $2.3 billion and $3.0 billion was outstanding at December 31, 1997 and 1996, respectively. The weighted average interest rate on the commercial paper outstanding at December 31, 1997 and 1996 was 5.76% and 5.47%, respectively. The commercial paper has original maturities not exceeding 270 days and a weighted average remaining maturity of 35 days as of December 31, 1997.

      The commercial paper is supported by two credit agreements among the Company and certain of its subsidiaries and a syndicate of lenders. The credit facilities, as amended, aggregate $5.0 billion consisting of a $2.5 billion, five-year credit facility and a $2.5 billion, 364-day credit facility which may be renewed annually with the consent of the majority lenders for an additional 364-day period. Under the terms of the 364-day credit facility, if this facility is utilized, the borrowing is extendible for another 364-day period at the option of the Company.

      The interest rate on borrowings under the credit facilities is based on various rate options available to the Company. The proceeds of the credit facilities may be used to support commercial paper and the Company's general corporate and working capital purposes. The credit facilities contain a financial covenant and various other customary covenants, representations, warranties, conditions and default provisions. As of December 31, 1997, there were no borrowings outstanding under the credit facilities. Commercial paper outstanding at December 31, 1997 is classified as long-term debt since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper, through the use of its credit facilities or through the issuance of long-term debt.

      In 1994, the Company entered into $4.75 billion notional amount of simple, unleveraged interest rate swap agreements as a means of (1) locking in the underlying U.S. treasury security rates to be paid in connection with long-term debt issued during 1995 and long-term debt expected to be issued and (2) converting a portion of the commercial paper issued in connection with the acquisition of ACY from a floating rate obligation to a fixed rate obligation. The swap agreements are contracts under which the Company pays a fixed rate of interest and receives a floating rate of interest over the term of the swap agreements without the exchange of the underlying notional amounts. During 1997, the weighted average interest rates paid and received on these agreements were 7.82% and 5.57%, respectively. The swap agreements have maturities ranging from 1998 to 2005.

      In 1995, the Company terminated $2.0 billion of interest rate swap agreements in connection with a $2.0 billion issuance of five- and 10-year notes as discussed below. In 1996 and 1997, interest rate swap agreements aggregating $450,000,000 matured and were not replaced. At December 31, 1997 and 1996, the fair value of the remaining $2.3 billion and $2.5 billion of interest rate swap agreements was a payable of $98,463,000 and $113,808,000, respectively.

      In 1995, the Company issued, under a $3.5 billion shelf registration statement, $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005. Net proceeds from these issuances were used to repay commercial paper. The non-callable notes, which have semiannual interest payments due on February 15 and August 15, are unsecured and unsubordinated. The 6.875% notes which matured on April 15, 1997 were classified as long-term as of December 31, 1996 since the Company had both the intent and ability to refinance these notes on a long-term basis. The 6.50% non-callable notes have semiannual interest payments due on April 15 and October 15. The 7.25% non-callable debentures have semiannual interest payments due on March 1 and September 1. The non-callable notes and debentures are unsecured and unsubordinated.

      The aggregate maturities of debt during the next five years as of December 31, 1997 are as follows:

(In thousands)
-------------------------------------------------------------
1998 ..........................................  $     89,041
1999 ..........................................        25,762
2000 ..........................................     1,023,308
2001 ..........................................        16,081
2002 ..........................................       253,354
Thereafter ....................................     1,372,999
                                                  -----------
                                                    2,780,545
Commercial paper ..............................     2,340,357
                                                  -----------
Total debt ....................................   $ 5,120,902
                                                  ===========

      Interest payments in connection with the Company's debt obligations for the years ended December 31, 1997, 1996 and 1995 amounted to $471,120,000, $562,733,000 and $655,111,000, respectively.

      Interest expense, net in the Consolidated Statements of Income includes interest income of $90,674,000, $138,380,000 and $150,101,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

      The Company enters into short-term foreign exchange forward contracts as part of its management of foreign currency exposures. The Company does not engage in speculation on foreign currency. At December 31, 1997 and 1996, the Company had notional amounts of $977,459,000 and $724,187,000, respectively, of foreign exchange forward contracts outstanding. At December 31, 1997 and 1996, the fair value of the foreign exchange forward contracts was a net receivable of $14,368,000 and $2,845,000, respectively. As foreign exchange rates change from period to period, the fluctuations in the fair value of the foreign exchange forward contracts are offset by fluctuations in the fair value of the underlying hedged transactions.

      The Company believes that the risk of loss associated with the interest rate or foreign currency agreements, from either non-performance by the counterparties or due to fluctuations in interest or foreign exchange rates, is not material to its financial position or results of operations.

Other Noncurrent Liabilities

5. Other noncurrent liabilities include reserves for contingencies relating to income taxes, environmental matters, product liability and other litigation, as well as restructuring, pension, Management Incentive Plan and other employee benefit liabilities.

      The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. As of December 31, 1997, the Company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 61 Superfund sites.

      It is the Company's policy to accrue environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $424,330,000 and $447,050,000 at December 31, 1997 and 1996,
respectively. As discussed in Note 3, during 1995, a provision of $228,224,000 was recorded for environmental liabilities related to ACY due to changes in estimates. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of the payments. See Note 10 for a discussion of contingencies.

      The Company's Management Incentive Plan provides for cash and deferred contingent common stock awards to key employees. The maximum number of shares of common stock issuable under the plan is 24,000,000, of which 18,206,570 have been awarded through December 31, 1997. Deferred contingent common stock awards plus accrued dividends totaling 899,197 shares were outstanding at December 31, 1997. Awards for 1997, 1996 and 1995 were $67,045,000, $60,306,000 and
$52,909,000, which included deferred contingent common stock of $14,834,000 (198,416 shares), $12,283,000 (205,581 shares) and $10,197,000 (212,542 shares), respectively.

Employee Benefit Plans

6. Pension Plans: The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1997, 1996 and 1995 was $146,403,000, $120,621,000 and $132,639,000, respectively. The Company sponsors defined benefit and defined contribution plans for most domestic and certain foreign locations. Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund all current and prior year service costs under defined benefit retirement plans. Contributions to defined contribution plans are based on a percentage of employees' compensation. Pension expense recognized for defined contribution plans totaled $65,645,000 in 1997, $66,674,000 in 1996 and $57,992,000 in 1995.

      Net periodic pension cost of defined benefit pension plans was as follows (principally U.S. pension plans):

(In thousands)                               1997           1996           1995
-------------------------------------------------------------------------------
Service cost on benefits
  earned during the year ..........     $  66,236      $  58,434      $  55,283
Interest cost on projected
  benefit obligation ..............       213,055        194,056        180,859
Actual return on
  plan assets .....................      (419,424)      (240,809)      (490,286)
Net amortization
  and deferral ....................       220,891         42,266        328,791
                                        ---------------------------------------
Net periodic pension cost .........     $  80,758      $  53,947      $  74,647
                                        =======================================

      Net periodic pension cost was higher in 1997 compared with 1996 due primarily to a plan amendment which revised the benefit formula of the American Home Products Corporation Retirement Plan - U.S. from a final 10-year average to an average of the five highest paid years within the final 10 years of service. Net periodic pension cost was lower in 1996 compared with 1995 due primarily to the unusually high actual return on plan assets in 1995 offset, in part, by an increase in pension costs related to a change in mortality assumptions to reflect increased life expectancies.

      The actuarial present value of benefit obligations and funded status of the Company's defined benefit pension plans, as of December 31, was as follows (principally U.S. pension plans):

(In thousands)                                            1997             1996
-------------------------------------------------------------------------------
Benefit obligations:
  Vested benefits ............................     $ 2,705,359      $ 2,479,139
  Nonvested benefits .........................         100,398          110,482
                                                   ----------------------------
Accumulated benefit obligation ...............       2,805,757        2,589,621
Effect on benefits from projected
  compensation increases .....................         263,856          268,923
                                                   ----------------------------
Projected benefit obligation .................       3,069,613        2,858,544
Plan assets at fair value, primarily
  listed stocks and bonds ....................       2,723,177        2,332,432
                                                   ----------------------------
Projected benefit obligation in
  excess of plan assets ......................         346,436          526,112
Unrecognized net loss ........................          (7,400)         (55,013)
Unrecognized net transition
  obligation .................................          (8,713)          (3,827)
Unrecognized prior service cost ..............        (111,780)        (134,064)
                                                   ----------------------------
Net pension liability ........................     $   218,543      $   333,208
                                                   ============================

      The increase in plan assets in 1997 is due primarily to a higher than expected return on plan assets during the year and a $200,000,000 contribution to the American Home Products Corporation Retirement Plan - U.S. The change in the unrecognized net loss in 1997 is due primarily to the deferral of the difference between the expected return on plan assets and the actual return on plan assets offset, in part, by an unrecognized loss due to a decrease in the discount rate.

      Assumptions used in developing the projected benefit obligation as of December 31 were as follows:

                                                    1997       1996       1995
------------------------------------------------------------------------------
Discount rate ................................      7.25%       7.5%       7.5%
Rate of increase in compensation .............       4.0%       4.0%       4.0%
Rate of return on plan assets ................       9.5%       9.0%       9.0%
                                                    ==========================

      Postretirement Benefits: The Company provides postretirement health care and life insurance benefits for retired employees of most domestic locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

      Net periodic postretirement health care cost included the following components:

(In thousands)                                    1997         1996         1995
--------------------------------------------------------------------------------
Service cost on benefits
  earned during the year ................      $19,494      $20,474      $15,057
Interest cost on accumulated
  postretirement benefit
  obligation (APBO) .....................       70,791       68,902       61,693
Net amortization ........................        2,280        4,436          290
                                               ---------------------------------
Net periodic postretirement
  health care cost ......................      $92,565      $93,812      $77,040
                                               =================================

      Net periodic postretirement health care cost was higher in 1996 compared with 1995 due primarily to a change in mortality assumptions to reflect increased life expectancies.

      The APBO as of December 31 was as follows:

(In thousands)                                            1997             1996
-------------------------------------------------------------------------------
Retirees .....................................       $ 656,138        $ 648,763
Fully eligible active participants ...........         105,642          124,131
Other active participants ....................         219,218          209,278
                                                     --------------------------
APBO .........................................         980,998          982,172
Unrecognized net loss ........................         (89,118)        (141,510)
Unrecognized prior service cost ..............          (2,964)          (3,320)
                                                     --------------------------
Accrued postretirement
  benefit obligation .........................         888,916          837,342
Less current portion .........................          55,000           55,000
                                                     --------------------------
                                                     $ 833,916        $ 782,342
                                                     ==========================

      The change in the unrecognized net loss in 1997 is due primarily to an unrecognized gain from favorable claims experience offset, in part, by an unrecognized net loss from changes in certain actuarial assumptions and other actuarial losses.

      Assumptions used in developing the APBO were as follows:

                                         1997            1996              1995
-------------------------------------------------------------------------------
Discount rate .....................      7.25%            7.5%              7.5%
Increase in per capita cost
   of health care benefits
   that gradually decreases
   and is held constant
   thereafter beginning in
   2004 for 1997, 2002
   for 1996 and 2003 for
   1995 ...........................  8.5%-5.0%       9.0%-6.0%        10.0%-6.0%
                                     =========================================

      A one percentage point increase in the assumed health care cost trend rates would increase the APBO as of December 31, 1997 by approximately $122,344,000, and the total of the service and interest cost components of net periodic postretirement health care cost would increase by approximately $13,141,000.

Capital Stock

7. There were 1,200,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 1997. Of the authorized preferred shares, there is a series of shares (28,845 outstanding) which is designated as $2 convertible preferred stock. Each share of the $2 series is convertible at the option of the holder into 18 shares of common stock. This series may be called for redemption at $60 per share plus accrued dividends.

      Changes in outstanding common shares during 1997, 1996 and 1995 are summarized as follows:

(In thousands except
shares of preferred stock)                     1997          1996          1995
-------------------------------------------------------------------------------
Balance, beginning of year ...........      639,983       627,400       611,962
Issued for stock options
  and Management
  Incentive Plan .....................       10,558        12,746        15,584
Conversions of preferred stock
  (2,588, 2,709 and 2,371
  shares in 1997, 1996
  and 1995, respectively) ............           46            49            42
Purchase of shares
  for treasury .......................         (210)         (212)         (188)
                                            -----------------------------------
Balance, end of year .................      650,377       639,983       627,400
                                            ===================================

Stock Options

8. The Company has three Stock Option Plans and three Stock Incentive Plans. Under the three Stock Incentive Plans, options to purchase a maximum of 30,000,000, 28,000,000 and 24,000,000 shares, respectively, may be granted at prices not less than 100% of the fair market value at the date of option grant. No further grants will be made under the three Stock Option Plans. At December 31, 1997, 13,227,540 shares were available for future grants under the Stock Incentive Plans.

      The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. The plans provide for the granting of stock appreciation rights (SAR), which permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised. A pre-tax charge of $54,815,000 and $62,716,000 was incurred related to SARs in 1996 and 1995 due to an increase in the market price of the Company's common stock and the increased number of outstanding SARs. In 1997, outstanding SARs were canceled and did not have an impact on the Company's results of operations.

      The Stock Incentive Plans, among other things, provide for the issuance of up to 4,000,000 of the shares covered by the plans as restricted stock performance awards under each plan. Restricted stock performance awards representing 44,200, 53,500 and 52,200 units were granted in 1997, 1996 and 1995, respectively, under the plans to certain key executives. These units are converted to shares of restricted stock based on the achievement of certain performance criteria over a three-year period of restriction.

      Transactions involving the plans are summarized as follows:

---------------------------------------------------------------------------------------------------
                                           Weighted                Weighted                Weighted
                                            Average                 Average                 Average
                                           Exercise                Exercise                Exercise
Option Shares                        1997     Price          1996     Price          1995     Price
---------------------------------------------------------------------------------------------------
Outstanding January 1 .....    40,139,345    $38.07    47,486,784    $34.12    42,936,064    $30.23
                              -----------             -----------             -----------
Granted ...................    13,934,385     72.40     7,970,950     53.16    20,839,500     38.33
Canceled ..................    (2,059,302)    45.79    (1,117,450)    42.92      (817,080)    35.74
Exercised (1997 - $17.80 to
  $53.06 per share) .......   (10,361,290)    35.86   (14,200,939)    32.95   (15,471,700)    28.92
                              -----------             -----------             -----------
Outstanding December 31
  (1997 - $17.80 to
  $72.44 per share) .......    41,653,138     49.72    40,139,345     38.07    47,486,784     34.12
                              ===========             ===========             ===========
Exercisable December 31 ...    26,736,090     38.56    30,492,611     34.27    27,203,484     30.97
                              ===========             ===========             ===========

      The following table summarizes information regarding stock options outstanding at December 31, 1997:

                              Options Outstanding                                                   Options Exercisable
--------------------------------------------------------------------------------            ---------------------------------
                                           Weighted Average     Weighted Average                             Weighted Average
       Range of                Number             Remaining             Exercise                 Number              Exercise
Exercise Prices           Outstanding      Contractual Life                Price            Exercisable                 Price
--------------------------------------------------------------------------------            ---------------------------------
$17.80 to 28.72             1,498,850             1.6 years               $23.95              1,498,850                $23.95
 28.73 to 39.65            20,170,900             6.4 years                35.43             19,249,232                 35.30
 39.66 to 50.58               331,558             7.9 years                45.80                319,558                 45.69
 50.59 to 61.51             6,032,250             8.4 years                53.06              5,658,450                 53.06
 61.52 to 72.44            13,619,580             9.4 years                72.34                 10,000                 62.69
                           ----------                                                        ----------
 17.80 to 72.44            41,653,138             7.5 years                49.72             26,736,090                 38.56
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

      Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123 -- "Accounting for Stock-Based Compensation." As permitted by the statement, the Company has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No.
25. Accordingly, no compensation expense has been recognized for stock options other than for SARs granted in tandem with stock options. If compensation expense for the Company's stock options issued in 1997, 1996 and 1995 had been determined based on the fair value method of accounting, as defined in SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands except
per share amounts)                              1997            1996            1995
------------------------------------------------------------------------------------
Net income less preferred dividends:
  As reported ......................   $   2,043,063   $   1,883,338   $   1,680,347
  Pro forma ........................   $   1,981,826   $   1,841,092   $   1,647,014
Basic earnings per share:
  As reported ......................   $        3.16   $        2.96   $        2.71
  Pro forma ........................   $        3.06   $        2.90   $        2.66
Diluted earnings per share:
  As reported ......................   $        3.11   $        2.92   $        2.69
  Pro forma ........................   $        3.02   $        2.86   $        2.63
                                       =============================================

      The fair value of issued stock options is estimated on the date of grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions for stock options granted in 1997, 1996 and 1995, respectively: expected volatility (the amount by which the stock price is expected to fluctuate) of 18.3%, 15.0% and 15.7%; expected dividend yield of 3.7%, 4.3% and 4.4%; risk-free interest rate of 6.5%, 6.4% and 6.1%; and expected life of four years. The weighted average fair value of stock options granted during 1997, 1996 and 1995 was $11.72, $6.83 and $4.88 per option share, respectively.

Income Taxes

9. The provision for income taxes consisted of:

(In thousands)                         1997              1996              1995
-------------------------------------------------------------------------------
Current:
  Domestic ...............        $ 531,770         $ 348,649         $ 545,434
  Foreign ................          460,028           421,816           357,916
                                  ---------------------------------------------
                                    991,798           770,465           903,350
Deferred:
  Domestic ...............         (221,789)           89,033          (143,861)
  Foreign ................            1,575            12,559            (1,209)
                                  ---------------------------------------------
                                   (220,214)          101,592          (145,070)
                                  ---------------------------------------------
                                  $ 771,584         $ 872,057         $ 758,280
                                  =============================================

      Deferred tax assets (liabilities), inclusive of valuation allowances for certain deferred tax assets, were reflected in the Consolidated Balance Sheets at December 31 as follows:

(In thousands)                                             1997             1996
--------------------------------------------------------------------------------
Net current deferred tax assets ..............       $  721,811       $  668,215
Net noncurrent deferred tax assets ...........          508,092          303,034
                                                     ---------------------------
Net deferred tax assets ......................       $1,229,903       $  971,249
                                                     ===========================

      Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves which currently are not deductible for tax purposes. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes and from temporary differences in the recognition of gains and losses from certain investments.

      The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)                                            1997             1996
-------------------------------------------------------------------------------
Deferred tax assets:
  Product and environmental liabilities
   and other operating accruals ..............     $   787,656      $   700,736
  Postretirement, pension and other
   employee benefits .........................         496,905          451,431
  Net operating loss and other tax
   credit carryforwards ......................         207,664          203,464
  Restructuring and
   reorganization accruals ...................         201,104          225,644
  Inventory reserves .........................         188,749          178,505
  Investments and advances ...................          45,838           60,123
  Other ......................................          43,089           42,123
                                                   ----------------------------
Total deferred tax assets ....................       1,971,005        1,862,026
                                                   ----------------------------
Deferred tax liabilities:
  Investments ................................     $   (13,595)     $  (249,573)
  Depreciation ...............................        (287,658)        (268,875)
  Pension benefits and other
   employee benefits .........................         (77,429)         (17,566)
  Other ......................................         (62,996)         (59,923)
                                                   ----------------------------
Total deferred tax liabilities ...............        (441,678)        (595,937)
                                                   ----------------------------
Deferred tax asset
  valuation allowances .......................        (299,424)        (294,840)
                                                   ----------------------------
Net deferred tax assets ......................     $ 1,229,903      $   971,249
                                                   ============================

      Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carryforwards and portions of other deferred tax assets as the Company determined that it was more likely than not that these benefits will not be realized. During 1997, the valuation allowance increased by $4,584,000 due primarily to additional allowances related to net operating loss carryforwards. During 1996, the valuation allowance increased by $88,196,000 due primarily to additional allowances related to net operating loss carryforwards resulting from the Company's acquisition of the remaining equity interest in G.I. (see Note 2). During 1995, the valuation allowance decreased by $44,332,000 due primarily to the reversal of allowances of $89,936,000 on investments which were sold during the year. These decreases were offset partially by additional allowances of $45,604,000 related primarily to net operating loss carryforwards.

      Reconciliations between the Company's effective tax rate and the U.S. statutory rate are summarized as follows:

Tax Rate                                            1997        1996      1995
------------------------------------------------------------------------------
U.S. statutory rate ........................        35.0%       35.0%     35.0%
Effect of Puerto Rico and
  Ireland manufacturing
  operations ...............................        (6.1)       (5.6)     (6.4)
Research credits ...........................        (1.8)       (0.6)     (0.6)
ACY goodwill amortization ..................         2.7         2.8       3.3
Gain on sale of foods business .............          --        (6.4)       --
Special charges related to the
  acquisition of G.I .......................          --         8.5        --
Other, net .................................        (2.4)       (2.1)     (0.2)
                                                    --------------------------
Effective tax rate .........................        27.4%       31.6%     31.1%
                                                    ==========================

      The effective tax rate decreased in 1997 due primarily to the reinstatement of the U.S. research tax credit in 1997 and the net tax impact of the gain on the sale of the foods business (see Note 2) and special charges related to the acquisition of the remaining equity interest in G.I. in 1996 (see
Note 3). The tax impact related to the gain on the sale of the foods business in 1996 was due to basis differences for tax and financial reporting purposes. No tax benefit was recorded with regard to the special charges related to the acquisition of the remaining equity interest in G.I. in 1996 due to the non-deductibility of the acquired in-process research and development and the uncertainty of the realizability of G.I. net operating loss carryforwards.

      Total income tax payments, net of tax refunds, for the years ended December 31, 1997, 1996 and 1995 amounted to $1,021,505,000, $435,069,000 and
$992,393,000, respectively.

Contingencies

10. The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business. See Note 5 for a discussion of environmental matters. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

      The Company has been named as a defendant in numerous legal actions, many of which are purported class actions, relating to Pondimin and/or Redux, which the Company estimates were used in the United States prior to their voluntary market withdrawal by approximately 6 million people. It is likely that additional legal actions, including purported class actions, will be filed. These actions typically allege, among other things, that the use of Pondimin and/or Redux, independently or in combination with the prescription drug phentermine (which the Company does not manufacture, distribute or market), causes certain serious conditions, including valvular heart disease. The Company believes that it has meritorious defenses to these actions and that it has acted properly at all times in dealing with Pondimin and Redux matters.

      The Company is a defendant in numerous cases that have been consolidated in federal district court in Illinois as Brand Name Prescription Drugs Antitrust Litigation (MDL 997) relating to claims made by certain retail pharmacies against the Company and other pharmaceutical manufacturers. The Company and other pharmaceutical manufacturers also are defendants in similar litigation brought on behalf of consumers and in some cases on behalf of pharmacies in various state courts. In MDL 997, the Company has settled the claims in the class action case and continues as a defendant in other cases. The Company believes it has complied with the antitrust laws and other applicable laws and has settled this matter in order to avoid the costs and risks of litigation. The settlement agreement is not an admission of any violation of law. The Company had accrued for the costs of this settlement at December 31, 1995.

      The Company is self-insured against ordinary product liability risks and has liability coverage in excess of certain limits from various insurance carriers.

      In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings will not have a material adverse effect on the Company's financial position but could be material to the results of operations in any one accounting period.

      The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 1997 are as follows:

(In thousands)
------------------------------------------------------------------------------
1998 ..........................................................    $   110,511
1999 ..........................................................         99,143
2000 ..........................................................         94,373
2001 ..........................................................         82,047
2002 ..........................................................         78,315
Thereafter ....................................................        121,173
                                                                   -----------
Total rental commitments ......................................    $   585,562
                                                                   ===========

      Rental expense for all operating leases was $133,179,000 in 1997, $121,147,000 in 1996 and $110,143,000 in 1995.

11. Company Data by Industry Segment

(In millions)
Years Ended December 31,                         1997                1996             1995
------------------------------------------------------------------------------------------
Net Sales to Customers
------------------------------------------------------------------------------------------
Health Care Products:
   Pharmaceuticals ....................   $   8,669.1         $   7,924.0       $  7,521.2
   Consumer Health  Care ..............       2,091.3             2,054.6          1,994.8
   Medical Devices ....................       1,316.2             1,331.5          1,131.4
                                          ------------------------------------------------
                                             12,076.6            11,310.1         10,647.4
Agricultural Products .................       2,119.4             1,988.9          1,909.8
Food Products .........................            --               789.3            818.9
                                          ------------------------------------------------
Consolidated Total ....................   $  14,196.0         $  14,088.3       $ 13,376.1
                                          ================================================
Income before Taxes
------------------------------------------------------------------------------------------
Health Care Products(1)(5)(6)(7) ......   $   2,909.2         $   2,770.4       $  1,989.3
Agricultural Products(7) ..............         429.9               337.7            272.5
Food Products .........................            --               129.1             66.5
Corporate(2)(3)(4)(6) .................        (524.4)             (481.7)           110.4
                                          ------------------------------------------------
Consolidated Total ....................   $   2,814.7         $   2,755.5       $  2,438.7
                                          ================================================
Total Assets at December 31,
------------------------------------------------------------------------------------------
Health Care Products ..................   $  13,256.3         $  12,902.6       $ 12,584.8
Agricultural Products .................       4,763.9             4,727.5          4,671.2
Food Products .........................            --                  --            485.9
Corporate .............................       2,804.9             3,155.2          3,621.0
                                          ------------------------------------------------
Consolidated Total ....................   $  20,825.1         $  20,785.3       $ 21,362.9
                                          ================================================
Depreciation and
Amortization Expense
------------------------------------------------------------------------------------------
Health Care Products(7) ...............   $     535.7         $     483.6       $    488.2
Agricultural Products(7) ..............         154.8               145.5            141.0
Food Products .........................            --                15.2             23.8
Corporate .............................          11.5                13.8             26.2
                                          ------------------------------------------------
Consolidated Total ....................   $     702.0         $     658.1       $    679.2
                                          ================================================
Capital Expenditures
------------------------------------------------------------------------------------------
Health Care Products ..................   $     704.2         $     545.5       $    521.4
Agricultural Products .................         115.8                48.6             52.1
Food Products .........................            --                 9.2             26.4
Corporate .............................          10.4                48.9             37.6
                                          ------------------------------------------------
Consolidated Total ....................   $     830.4         $     652.2       $    637.5
                                          ================================================

Company Data by Geographic Segment

(In millions)
Years Ended December 31,                         1997                1996             1995
------------------------------------------------------------------------------------------
Net Sales to Customers
------------------------------------------------------------------------------------------
United States .........................   $   8,278.6         $   8,334.9       $  7,878.1
Europe and Africa .....................       3,147.0             3,212.4          3,085.6
Canada and Latin America ..............       1,520.1             1,333.3          1,291.8
Asia and Australia ....................       1,250.3             1,207.7          1,120.6
                                          ------------------------------------------------
Consolidated Total ....................   $  14,196.0         $  14,088.3       $ 13,376.1
                                          ================================================
Income before Taxes
------------------------------------------------------------------------------------------
United States(1)(2)(3)(4)(5)(6)(7) ....   $   1,578.4         $   1,447.2       $    681.8
Europe and Africa(5)(7) ...............         777.9               831.2            526.7
Canada and Latin America(4)(5)(7) .....         293.2               294.0          1,080.8
Asia and Australia(5)(7) ..............         165.2               183.1            149.4
                                          ------------------------------------------------
Consolidated Total ....................   $   2,814.7         $   2,755.5       $  2,438.7
                                          ================================================
Total Assets at December 31,
------------------------------------------------------------------------------------------
United States .........................   $  13,899.4         $  13,730.1       $ 14,746.0
Europe and Africa .....................       4,090.7             4,279.8          3,894.2
Canada and Latin America ..............       1,604.4             1,506.0          1,547.4
Asia and Australia ....................       1,230.6             1,269.4          1,175.3
                                          ------------------------------------------------
Consolidated Total ....................   $  20,825.1         $  20,785.3       $ 21,362.9
                                          ================================================

(1) 1997 includes the special charges of $180.0 associated with the voluntary market withdrawal of Pondimin and Redux identified as follows: Health Care Products - $180.0, United States - $180.0 (see Note 3).

(2) 1996 includes the gain on the sale of a majority interest in the foods business of $813.5 identified as follows: Corporate - $813.5, United States - $813.5 (see Note 2).

(3)   1996 includes the special charges of $697.9 identified as follows:
      Corporate - $697.9, United States - $697.9 (see Note 3).

(4) 1995 includes the gain on the sale of the South American oral health care business of $959.8 identified as follows: Corporate - $959.8, United States - $144.9, Canada and Latin America - $814.9 (see Note 2).

(5)   1995 includes the restructuring charge of $180.2 identified as follows:
      Health Care Products - $180.2, United States - $66.2, Europe and Africa - $100.3, Canada and Latin America - $9.1, Asia and Australia - $4.6 (see
      Note 3).

(6) 1995 includes the special charges of $436.7 identified as follows: Health Care Products - $208.5, Corporate - $228.2, United States - $436.7 (see
      Note 3).

(7)   1997 includes ACY goodwill amortization of $226.5 identified as follows:
      Health Care Products - $130.8, Agricultural Products - $95.7, United States - $144.6, Europe and Africa - $50.4, Canada and Latin America - $17.3, Asia and Australia - $14.2.

      1996 includes ACY goodwill amortization of $227.3 identified as follows:
      Health Care Products - $131.1, Agricultural Products - $96.2, United States - $146.0, Europe and Africa - $49.5, Canada and Latin America - $17.5, Asia and Australia - $14.3.

      1995 includes ACY goodwill amortization of $233.3 identified as follows:
      Health Care Products - $134.6, Agricultural Products - $98.7, United States - $149.8, Europe and Africa - $50.8, Canada and Latin America - $18.0, Asia and Australia - $14.7.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of American
Home Products Corporation:

We have audited the accompanying consolidated balance sheets of American Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, additional paid-in capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Arthur Andersen LLP
New York, N.Y.
January 27, 1998


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

      The Company's financial statements have been audited by independent public accountants who have expressed their opinion with respect to the fairness of these statements.

      The Audit Committee of the Board of Directors, composed of non-employee directors, meets periodically with the independent public accountants and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.


John R. Stafford                    Robert G. Blount
Chairman, President and             Senior Executive Vice
Chief Executive Officer             President and Chief
                                    Financial Officer

Quarterly Financial Data

-------------------------------------------------------------------------------------------------------------------------------
                                                  First Quarter        Second Quarter       Third Quarter        Fourth Quarter
(In thousands except per share amounts)                    1997                  1997                1997                  1997
-------------------------------------------------------------------------------------------------------------------------------
Net Sales .......................................   $ 3,603,019           $ 3,499,758         $ 3,481,870           $ 3,611,379
Gross Profit ....................................     2,571,081             2,440,756           2,511,204             2,571,676
Net Income ......................................       576,677               459,092             435,532(1)            571,822
Basic Earnings per Share ........................          0.90                  0.71                0.67(1)               0.88
Diluted Earnings per Share ......................          0.89                  0.70                0.66                  0.87
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
                                                  First Quarter       Second Quarter        Third Quarter        Fourth Quarter
                                                           1996                  1996                1996                  1996
-------------------------------------------------------------------------------------------------------------------------------
Net Sales .......................................   $ 3,646,814          $  3,489,821         $ 3,470,922           $ 3,480,769
Gross Profit ....................................     2,440,860             2,327,189           2,411,972             2,458,522
Net Income ......................................       489,363               391,277             491,125               511,638(2)
Basic Earnings per Share ........................          0.78                  0.62                0.77                  0.80(2)
Diluted Earnings per Share ......................          0.76                  0.61                0.76                  0.79
-------------------------------------------------------------------------------------------------------------------------------

(1) Third quarter 1997 includes the special charges aggregating $180,000 ($117,000 after-tax or $0.18 per share) associated with the voluntary market withdrawal of Pondimin and Redux.

(2) Fourth quarter 1996 includes the after-tax gain of $706,279 ($1.10 per share) on the sale of a majority interest in the American Home Foods business and special charges aggregating $697,854 ($1.09 per share) related to the acquisition of the remaining equity interest in Genetics Institute, Inc.

Market Prices of Common Stock and Dividends

                                       1997 Range of Prices*                 1996 Range of Prices*
------------------------------------------------------------------------------------------------------
                                                       Dividends                             Dividends
                                     High        Low  per Share           High         Low   per Share
------------------------------------------------------------------------------------------------------
First Quarter .................   $ 68.88    $ 57.63      $ 0.41        $55.25     $47.06      $ 0.385
Second Quarter ................     80.75      57.00        0.41         56.13      50.00        0.385
Third Quarter .................     84.88      68.38        0.41         64.88      52.63        0.385
Fourth Quarter ................     78.81      67.44        0.43         66.50      58.63        0.410
------------------------------------------------------------------------------------------------------

*     Prices are those of the New York Stock Exchange - Composite Transactions.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 22 to 36.

Results of Operations

Management's discussion and analysis of results of operations for 1997 has been presented on an as-reported basis except for sales variation explanations which have been presented on an as-reported and a pro forma basis. The pro forma sales results reflect businesses acquired and divested in 1997 and 1996 (except for the divestiture of Storz Instrument Company that was completed on December 31,
1997), assuming the transactions occurred as of January 1, 1996. This activity includes the acquisition of the worldwide animal health business of Solvay S.A. and the divestitures of the foods business and a surgical products business.

      Management's discussion and analysis of results of operations for 1996 has been presented on an as-reported basis except for sales variation explanations which have been presented on an as-reported and a pro forma basis. The 1996 pro forma sales results reflect all businesses disposed of, discontinued and acquired in 1996 and 1995, assuming all transactions occurred as of January 1, 1995. This activity includes the dispositions of the foods business, the medicated feed additives business, the oral health care business and a surgical products business, the discontinuance of the U.S. infant nutritional business and the acquisition of an animal health care business. The 1996 pro forma sales results also include revenues of the ophthalmic products business, which was reported as "held for sale" in 1995.

      Net sales increased 1% to $14.2 billion in 1997 on an as-reported basis. On a pro forma basis, net sales increased 5%. The pro forma results reflect higher domestic sales of pharmaceuticals and worldwide sales of agricultural products. The increase in pro forma 1997 sales was composed of volume increases of 6% and price increases of 2%, which were offset by unfavorable foreign exchange of 3%. Worldwide pro forma sales of health care products increased 5%, and agricultural products increased 7% in 1997.

      Net sales increased 5% to $14.1 billion in 1996 on an as-reported basis. On a pro forma basis, net sales increased 7%. The pro forma results reflect higher worldwide sales of pharmaceuticals, consumer health care and agricultural products. The increase in pro forma 1996 sales was composed of volume increases of 6% and price increases of 2%, which were offset by unfavorable foreign exchange of 1%. Worldwide pro forma sales of health care products increased 7%, and agricultural products increased 4% in 1996.

The following table sets forth 1997, 1996 and 1995 worldwide net sales results by major product category and industry segment together with the percentage changes in "As-Reported" and "Pro Forma" worldwide net sales from prior years:

                                                                                1997 vs. 1996                  1996 vs. 1995
                                                                           -----------------------        -----------------------
                                         Years Ended December 31,          As-Reported   Pro Forma        As-Reported   Pro Forma
(Dollar amounts in millions)     -------------------------------------      % Increase  % Increase         % Increase  % Increase
Net Sales to Customers                  1997         1996         1995       (Decrease)  (Decrease)         (Decrease)  (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
 Industry Segment
  Health Care Products:
   Pharmaceuticals               $   8,669.1   $  7,924.0   $  7,521.2              9%         7%                  5%         9%
   Consumer Health Care              2,091.3      2,054.6      1,994.8              2%         2%                  3%         5%
   Medical Devices                   1,316.2      1,331.5      1,131.4             (1)%       --                  18%        --
                                 -------------------------------------
  Total Health Care Products        12,076.6     11,310.1     10,647.4              7%         5%                  6%         7%
  Agricultural Products              2,119.4      1,988.9      1,909.8              7%         7%                  4%         4%
  Food Products                           --        789.3        818.9             --         --                  (4)%       --
                                 -------------------------------------
  Consolidated Net Sales         $  14,196.0   $ 14,088.3   $ 13,376.1              1%         5%                  5%         7%
                                 =====================================

      Worldwide pharmaceutical sales increased 9% for the year ended 1997. U.S. pharmaceutical sales increased 15% for the year ended 1997. After adjusting for the acquisition of the animal health business of Solvay S.A. in 1997, pro forma U.S. pharmaceutical sales increased 14% for the year ended 1997 due primarily to higher sales of Premarin products, Effexor, Cordarone, Ziac, Naprelan (introduced in 1996), BeneFix (introduced in 1997), Duract (introduced in 1997), Oruvail and veterinary products offset, in part, by lower sales of Lodine and the voluntary market withdrawal of the Company's antiobesity products. The increase in pro forma U.S. pharmaceutical sales for the year ended 1997 consisted of unit volume growth of 11% and price increases of 3%.

      International pharmaceutical sales increased 2% for the year ended 1997. After adjusting for the acquisition of the animal health business of Solvay S.A. in 1997, pro forma international pharmaceutical sales decreased 2% for the year ended 1997. Higher sales of Zoton, Effexor, Premarin products and Zosyn were offset by lower sales of other pharmaceutical products. The decrease in pro forma international pharmaceutical sales for the year ended 1997 consisted of unit volume growth of 3% and price increases of 1%, which were more than offset by unfavorable foreign exchange of 6%.

      Worldwide pharmaceutical sales increased 5% for the year ended 1996. U.S. pharmaceutical sales increased 7% for the year ended 1996. U.S. sales gains were offset, in part, by lower sales of veterinary and infant nutritional products resulting from the sale of the medicated feed additives business in 1995 and the discontinuance of the U.S. infant nutritional business in 1996. After adjusting for the effects of businesses disposed of, discontinued and acquired in 1996 and 1995, pro forma U.S. pharmaceutical sales increased 11% for the year ended 1996. The sales gains were due primarily to higher sales of the Company's antiobesity products Pondimin and Redux (introduced in 1996), Premarin products, recombinant Factor VIII, Naprelan (introduced in 1996), Cordarone, Ziac, Lodine, Effexor and veterinary products offset, in part, by lower sales of other cardiovascular and pharmaceutical products. The increase in pro forma U.S. pharmaceutical sales for the year ended 1996 consisted of unit volume growth of 9% and price increases of 2%.

      International pharmaceutical sales increased 3% for the year ended 1996. International sales gains were impacted by lower sales of veterinary products resulting from the sale of the medicated feed additives business in 1995. After adjusting for the effects of businesses disposed of and acquired in 1995, pro forma international pharmaceutical sales increased 6% for the year ended 1996. International pharmaceutical sales gains were due primarily to higher sales of Zoton, Effexor, veterinary products, infant nutritionals, Tazocin and Premarin products. Launches of several pharmaceutical products in additional international markets, in particular Effexor, contributed to the international sales increases in 1996. The increase in pro forma international pharmaceutical sales for the year ended 1996 consisted of unit volume growth of 8%, which was offset by unfavorable foreign exchange of 2%.

      Worldwide consumer health care sales increased 2% for the year ended 1997. U.S. consumer health care sales decreased 1% for the year ended 1997. U.S. results reflect higher sales of Advil and Centrum products, which were more than offset by the effect of the disposal of several non-core products in late 1996 and early 1997 and lower sales of Orudis KT. The decrease in U.S. consumer health care sales for the year ended 1997 consisted of unit volume declines of 3%, which were offset by price increases of 2%.

      International consumer health care sales increased 9% for the year ended 1997 due primarily to higher sales of Centrum products (which were launched in additional international markets) and Advil. The increase in international consumer health care sales for the year ended 1997 consisted of unit volume growth of 9% and price increases of 4%, which were offset by unfavorable foreign exchange of 4%.

      Worldwide consumer health care sales increased 3% for the year ended 1996. U.S. consumer health care sales increased 2% for the year ended 1996. U.S. sales gains were due primarily to introductory sales of Axid AR, Children's Advil and Orudis KT and higher sales of Centrum products offset, in part, by lower sales of Advil, Anacin and family planning products. The increase in U.S. consumer health care sales for the year ended 1996 consisted of price increases of 2%.

      International consumer health care sales increased 6% for the year ended 1996. After adjusting for the effect of the sale of the oral health care business in 1995, pro forma international consumer health care sales increased 12% for the year ended 1996. International sales gains were due primarily to higher sales of Centrum products (which were launched in additional international markets), Advil, cough/cold products and other consumer health care products. The increase in pro forma international consumer health care sales for the year ended 1996 consisted of unit volume growth of 11% and price increases of 4%, which were offset by unfavorable foreign exchange of 3%.

      Worldwide medical devices sales decreased 1% for the year ended 1997. After adjusting for the divestiture of a surgical products business in 1996, pro forma worldwide medical devices sales for the year ended 1997 were comparable with 1996 as higher sales of tubes and catheters were offset by lower sales of wound closure products. Pro forma worldwide medical devices sales for the year ended 1997 consisted of unit volume growth of 4%, which was offset by price decreases of 1% and unfavorable foreign exchange of 3%.

      Worldwide medical devices sales increased 18% for the year ended 1996 due primarily to the ophthalmic products business being reported as "held for sale" in 1995. When the sales of this business are included in 1995 and after adjusting for the divestiture of a surgical products business in 1996, pro forma worldwide medical devices sales were comparable to the year ended 1995. Higher sales of needles and syringes and cardiopulmonary instrumentation were offset by lower sales of ophthalmic products. Pro forma worldwide medical devices sales for the year ended 1996 consisted of unit volume growth of 2%, which was offset by unfavorable foreign exchange of 2%.

      Worldwide agricultural products sales increased 7% for the year ended 1997. U.S. agricultural products sales increased 6% for the year ended 1997. U.S. sales gains were due primarily to introductory sales of Steel and Lightning herbicides and higher sales of Prowl and Squadron herbicides due, in part, to increased soybean acreage. The increase in U.S. agricultural products sales for the year ended 1997 consisted of unit volume growth of 3% and price increases of 3%. Due to the seasonality of the U.S. agricultural products business, which is concentrated primarily in the first six months of the year, a majority of the U.S. agricultural products sales and results of operations are realized in the first half of the year.

      International agricultural products sales increased 7% for the year ended 1997 due to higher sales of Pursuit and Scepter herbicides, particularly in Latin America, resulting primarily from increased soybean acreage, Counter insecticide and Acrobat fungicide offset, in part, by lower sales of other insecticides and fungicides. International agricultural products sales for the year ended 1997 consisted of unit volume growth of 11% and price increases of 2%, which were offset by unfavorable foreign exchange of 6%.

      Worldwide agricultural products sales increased 4% for the year ended 1996. U.S. agricultural products sales increased 4% for the year ended 1996. U.S. sales gains were due primarily to higher sales of Counter insecticide and Prowl and Assert herbicides offset, in part, by lower sales of Prestige herbicide. The increase in U.S. agricultural products sales for the year ended 1996 consisted of unit volume growth of 2% and price increases of 2%.

      International agricultural products sales increased 4% for the year ended 1996. International sales gains were due primarily to higher sales of Stomp (marketed as Prowl in the United States) herbicide, Fastac and Cascade insecticides, and Acrobat and Caramba fungicides offset, in part, by the discontinuance of a licensed herbicide product. The increase in international agricultural products sales for the year ended 1996 consisted of unit volume growth of 4% and price increases of 3%, which were offset by unfavorable foreign exchange of 3%.

      In November 1996, the Company completed the sale of a majority interest (80%) in the American Home Foods business. Sales of food products decreased 4% for the year ended 1996 due to the divestiture. Sales of the foods business were consolidated by the Company through October 31, 1996, representing 10 months of operating activity compared with a full year in 1995.

      Cost of goods sold, as a percentage of net sales, decreased to 28.9% for the year ended 1997 compared with 31.6% in 1996 due primarily to an overall product mix improvement as higher sales of pharmaceuticals and agricultural products replaced the loss of lower margin food products sales, a favorable pharmaceutical and agricultural products sales mix, and, to a lesser extent, cost savings and synergies. Cost savings and synergies resulted from the restructuring and consolidation of various manufacturing and quality control functions, primarily in the pharmaceutical business, related to the American Cyanamid Company (ACY) acquisition and the Company's previously announced Organizational Effectiveness and Supply Chain programs. Cost of goods sold, as a percentage of net sales, decreased to 31.6% for the year ended 1996 compared with 33.9% in 1995 due primarily to the combination of a favorable pharmaceutical and agricultural products sales mix and, to a lesser extent, cost savings and synergies.

      Selling, general and administrative expenses, as a percentage of net sales, increased to 37.3% for the year ended 1997 compared with 37.1% in 1996. Higher marketing and selling expenses related to recent pharmaceutical and agricultural product introductions were offset by the elimination of marketing and selling expenses associated with the foods business. Higher general and administrative expenses were due, in part, to increased pension costs and additional goodwill amortization related to the Genetics Institute, Inc. (G.I.) and Solvay S.A. animal health acquisitions. Selling, general and administrative expenses, as a percentage of net sales, decreased to 37.1% for the year ended 1996 compared with 37.2% in 1995. Cost savings and synergies were offset, in part, by increased marketing and selling expenses related to pharmaceutical and consumer health care product introductions and pharmaceutical disease and health management programs.

      Research and development expenses increased 9.0% for the year ended 1997 compared with 1996 due primarily to higher pharmaceutical research and development expenditures and operating costs related to recent pharmaceutical research and development facility expansions. Research and development expenses increased 5.5% for the year ended 1996 compared with 1995 as ACY acquisition-related synergies were more than offset by increased research and development expenditures. Pharmaceutical research and development expenditures accounted for 80% and 78% of total research and development expenditures in 1997 and 1996, respectively. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical sales, exclusive of infant nutritional sales, were 16% and 15% in 1997 and 1996, respectively.

      Interest expense, net decreased for the years ended 1997 and 1996 due primarily to the reduction in long-term debt during 1997 and 1996. Average long-term debt outstanding during 1997 and 1996 was $5,526.2 million and $6,914.7 million, respectively.

      Other income, net for the year ended 1997 included gains on the sales of non-strategic assets, including Storz Instrument Company and affiliated companies, investments in the common stock of certain publicly traded insurance companies, a portion of the 20% equity interest in the foods business, and certain generic and non-core product rights, which were substantially offset by the settlement of a lawsuit brought by Johnson & Johnson and its wholly owned subsidiary, Ortho Pharmaceutical Corporation, and other contingent liability adjustments (excluding any charges which may result from legal actions related to Pondimin and Redux). Other income, net for the year ended 1996 consisted primarily of gains on the sales of non-strategic assets, including Symbiosis Corp. and certain non-core product rights.

      As discussed in Note 3 to the Consolidated Financial Statements, on September 15, 1997, the Company announced the voluntary market withdrawal of fenfluramine HCl, manufactured and sold under the name Pondimin, and dexfenfluramine HCl, marketed under the name Redux. The Company took this action and withdrew the products on the basis of new, preliminary information regarding heart valve abnormalities in patients using these medications. The 1997 results of operations included special charges aggregating $180.0 million ($117.0 million after-tax or $0.18 per share) to record the one-time costs associated with the voluntary market withdrawal. The special charges included provisions for product returns, notification and administrative handling fees, the writedown of inventory and supplies, and other related costs. These costs did not include provisions for any subsequent charges which may result from legal actions related to these products.

      As discussed in Note 10 to the Consolidated Financial Statements, the Company has been named as a defendant in numerous legal actions, many of which are purported class actions, relating to Pondimin and/or Redux. It is likely that additional legal actions, including purported class actions, will be filed. The Company believes that it has meritorious defenses to these actions and that it has acted properly at all times in dealing with Pondimin and Redux matters. In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with these proceedings will not have a material adverse effect on the Company's financial position but could be material to the results of operations in any one accounting period.

      The effective tax rate decreased to 27.4% in 1997 from 31.6% in 1996 due primarily to the reinstatement of the U.S. research tax credit in 1997 and the net tax impact of the gain on the sale of a majority interest in the foods business and the special charges related to the acquisition of the remaining equity interest in G.I. in 1996. The effective tax rate increased to 31.6% in 1996 from 31.1% in 1995 due primarily to the tax impact of the special charges related to the acquisition of the remaining equity interest in G.I. offset, in part, by the tax impact of the gain on the sale of a majority interest in the foods business.

      Net income and basic earnings per share for the year ended 1997 on an as-reported basis increased 8% and 7%, respectively, above 1996 levels. Results for the year ended 1997 included the previously discussed after-tax special charges aggregating $117.0 million or $0.18 per share associated with the voluntary market withdrawal of Pondimin and Redux. Net income and basic earnings per share for the year ended 1996 included an after-tax gain on the sale of a majority interest in the foods business of $706.3 million or $1.11 per share and the special charges related to the acquisition of the remaining equity interest in G.I. aggregating $697.9 million or $1.10 per share. Excluding the special charges from 1997 results and the gain on the sale of a majority interest in the foods business and the special charges from 1996 results, net income and basic earnings per share for the year ended 1997 increased 15% and 13%, respectively, over 1996 amounts. Excluding the special items from 1997 and 1996 results, diluted earnings per share for the year ended 1997 increased 13% compared with 1996. The increases in net income, basic earnings per share and diluted earnings per share, excluding the special items, were due primarily to higher domestic sales of pharmaceuticals and worldwide sales of agricultural products, a favorable pharmaceutical and agricultural products sales mix, lower interest expense, and cost savings and synergies offset, in part, by the divestiture of the foods business and higher pharmaceutical research and development expenditures.

      Net income and basic earnings per share for the year ended 1996 on an as-reported basis increased 12% and 9%, respectively, above 1995 levels. Net income and basic earnings per share for the year ended 1996 included an after-tax gain on the sale of a majority interest in the foods business of $706.3 million or $1.11 per share and the special charges related to the acquisition of the remaining equity interest in

G.I. aggregating $697.9 million or $1.10 per share. Net income and basic earnings per share for 1995 included after-tax special charges aggregating $308.3 million or $0.50 per share, an after-tax restructuring charge of $117.2 million or $0.19 per share and an after-tax gain of $623.9 million or $1.01 per share from the sale of the oral health care business. Excluding the gain on the sale of a majority interest in the foods business and the special charges from 1996 results and the special charges, restructuring charge and the gain on the sale of the oral health care business from 1995 results, net income and basic earnings per share for the year ended 1996 increased 27% and 23%, respectively, over 1995 amounts. Excluding the special items from 1996 and 1995 results, diluted earnings per share for the year ended 1996 increased 23% compared with 1995. The increases in net income, basic earnings per share and diluted earnings per share, excluding the special items, were due primarily to higher worldwide sales of pharmaceuticals, agricultural products and consumer health care products, a favorable pharmaceutical and agricultural products sales mix, cost savings and synergies, and lower interest expense offset, in part, by increased pharmaceutical and consumer health care marketing and selling expenses and higher pharmaceutical research and development expenditures.

      The Company currently is in the process of identifying, evaluating and implementing changes to computer systems and applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to business operations. These actions are necessary to ensure that the systems and applications will recognize and process the year 2000 and beyond. Major areas of potential business impact have been identified and are being reviewed, and initial conversion efforts are under way. The total cost of compliance and its effect on the Company's future results of operations are not anticipated to be material in any given year.

Competition

The Company operates in the highly competitive health care and agrochemical industries. The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, the Company's conjugated estrogens product, which has not had patent protection for many years, does contribute significantly to sales and results of operations. Premarin currently is not subject to generic competition in the United States, and, on May 5, 1997, the U.S. Food and Drug Administration (FDA) announced that it would not approve synthetic conjugated estrogens products at this time because these products have not been shown to contain the same active ingredient as Premarin. The FDA further stated that, until the full composition of Premarin is determined, a synthetic generic version cannot be approved although a generic product derived from the same natural source could be approved earlier under certain circumstances. Although the Company believes that, as a result of this announcement, Premarin is not likely to face generic competition in the near term, the Company cannot predict the timing or outcome of continued efforts to obtain approval for a generic conjugated estrogens product. While the introduction of generic competition ordinarily is expected to significantly impact the market for a brand name product, the extent of such impact on Premarin and related products cannot be predicted with certainty due to a number of factors, including the nature of the product and the recently introduced combination estrogen and progestin products in the Premarin family.

Liquidity, Financial Condition and
Capital Resources

Cash flows from operations continued to be strong in 1997. Cash flows from operating activities of $1,695.5 million, proceeds from sales of businesses and other assets of $874.9 million, proceeds from the exercise of stock options of $369.6 million and proceeds from sales of marketable securities, net of $172.2 million were used principally for dividend payments of $1,073.2 million, long-term debt reduction of $976.9 million, capital expenditures of $830.4 million and the purchase of the worldwide animal health business of Solvay S.A. for $460.0 million. These activities resulted in a net decrease in cash and cash equivalents during 1997. Cash flows from operating activities for the year ended 1997 were impacted by payments of $381.8 million related to certain previously accrued long-term tax liabilities which were required to be paid in connection with the filing of a tax claim and a $200.0 million contribution to the American Home Products Corporation Retirement Plan - U.S. As a result, cash flows from operating activities for the year ended 1997 are not indicative of the results to be expected for 1998. Capital expenditures included strategic investments in manufacturing and distribution facilities worldwide and the expansion of the Company's research and development facilities.

      The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's cash flows, results of operations or financial position given the concentration of sales in the United States. No single foreign currency accounted for more than 5% of 1997 worldwide sales. More specifically, Asian-Pacific financial instability did not have a material impact on the Company's results of operations in 1997 since these operations are not material to the Company's consolidated operations. In addition, the Company believes that if Asian-Pacific financial instability continues, it will not have a material impact on the Company's future results of operations.

      The Company initially established credit facilities with a syndicate of lenders to finance the ACY acquisition. The credit facilities, as amended, are composed of a $2.5 billion, five-year credit facility and a $2.5 billion, 364-day credit facility. In 1995, the Company issued, under a $3.5 billion shelf registration statement, $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005. Net proceeds from these issuances were used to repay commercial paper. The notes are unsecured and unsubordinated and may not be redeemed prior to maturity. In connection with the $2.0 billion note issue, the Company terminated $2.0 billion of the interest rate swap agreements that previously had been entered into.

      The carrying values of cash and cash equivalents approximate fair value due to the short-term, highly liquid nature of the cash equivalents which have original maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

      At December 31, 1997, the fair value of the Company's long-term debt, excluding the interest rate swap agreements discussed below, was $5,255.7 million. If interest rates were to increase or decrease by one percentage point, the fair value of the long-term debt would decrease or increase by approximately $121.7 million.

      At December 31, 1997, the fair value of the remaining $2.3 billion of interest rate swap agreements was a payable of $98.5 million. If interest rates were to increase or decrease by one percentage point, the payable would decrease or increase by approximately $50.2 million.

      At December 31, 1997, the fair value of the $977.5 million notional amount of foreign exchange forward contracts was a net receivable of $14.4 million. As foreign exchange rates change from period to period, the fluctuations in the fair value of the foreign exchange forward contracts are offset by fluctuations in the fair value of the underlying hedged transactions. If the value of the U.S. dollar were to increase or decrease by 10% in relation to all foreign currencies, the net receivable would increase or decrease by approximately $81.6 million.

      The ratio of earnings to fixed charges increased to 6.4 in 1997 from 5.6 in 1996. The increase was due primarily to reduced fixed charges, which resulted from lower interest expense due to the reduction in long-term debt, and increased earnings from operations before taxes. The reduction in long-term debt in 1997 was due primarily to cash flows from operating activities.

      In December 1997, the Company signed a definitive agreement with a subsidiary of Tyco International Ltd. for the sale of the Sherwood-Davis & Geck medical devices business. Under the transaction, which is subject to certain customary closing conditions, including the receipt of necessary governmental approvals, the Company will receive $1.77 billion in cash at closing. The completion of the transaction is expected to take place during the first quarter of 1998 and, excluding the gain on sale, will not have a material impact on the Company's future results of operations. This transaction will complete the Company's exit from the medical devices business.

      The Company's objectives are to continue to further reduce its current debt position, including, but not limited to, additional sales of non-strategic assets. Management is confident that cash flows from operating activities will be adequate to repay both the principal and interest on the remaining ACY acquisition financing without requiring the disposition of any significant strategic core businesses or assets and, further, to allow the Company to continue to fund its operations, pay dividends and maintain its ongoing programs of capital expenditures, including the amount already committed at December 31, 1997 of approximately $313 million, without restricting its ability to make further acquisitions as may be appropriate.

Company Statements for
Forward-Looking Information

This Annual Report, including management's discussion and analysis set forth above, contains certain forward-looking statements, including statements regarding the Company's results of operations, financial position and potential competition. These forward-looking statements are based on current expectations. Certain factors which could cause the Company's actual results to differ materially from expected and historical results have been identified by the Company in Exhibit 99 to the Company's 1996 Annual Report on Form 10-K and the Company's 1997 Annual Report on Form 10-K which will be filed by March 31, 1998.

American Home Products Corporation

Corporate Data

Independent Auditors

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105

Executive Offices

American Home Products Corporation
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, April 23, 1998, at the Governor Morris Hotel in Morristown, New Jersey.

Form 10-K

A copy of the Company's Annual Report on Form 10-K may be obtained by any shareholder without charge upon request to:
American Home Products Corporation
Treasurer's Department
Five Giralda Farms
Madison, NJ 07940
(973) 660-6936

Shareholder Account Information

ChaseMellon Shareholder Services, L.L.C. is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Shareholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:

ChaseMellon Shareholder Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 565-2067
For the hearing impaired: (800) 231-5469 (TDD)
Internet address: http://www.chasemellon.com

Master Investment Plan

The plan provides shareholders of record with the opportunity to automatically reinvest dividends or to make cash purchases of additional shares of the Company's common stock. Inquiries should be directed to ChaseMellon Shareholder Services, L.L.C.

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation, status as a Vietnam-era veteran or a special disabled veteran, or any military uniformed services obligation.

Policy on Health, Safety and
Environmental Protection

A copy of the Company's "Policy on Health, Safety and Environmental Protection" may be obtained upon written request to: American Home Products Corporation Department of Environment and Safety Five Giralda Farms Madison, NJ 07940

AHP on the Internet

American Home Products' Internet address is:
http://www.ahp.com

Product designations appearing in differentiated type are trademarks.

American Home Products Corporation

Principal Officers

Principal Corporate Officers

John R. Stafford (6),(7)
Chairman, President and
Chief Executive Officer

Robert G. Blount (6),(7)
Senior Executive Vice
President

Robert Essner (6),(7)
Executive Vice President

Joseph J. Carr (6),(7)
Senior Vice President

Louis L. Hoynes, Jr. (6),(7)
Senior Vice President and
General Counsel

Robert I. Levy, M.D. (6),(7)
Senior Vice President-
Science and Technology

William J. Murray (6),(7)
Senior Vice President

David M. Olivier (6),(7)
Senior Vice President

John B. Adams
Vice President-Corporate Development

Egon E. Berg
Vice President and
Associate General Counsel

Thomas G. Cavanagh
Vice President-Investor
Relations

John R. Considine (6),(7)
Vice President-Finance

Bruce Fadem
Vice President-Corporate
Systems and Chief Information Officer

Tuan Ha-Ngoc
Vice President-Strategic
Development

William A. Hawkins (6),(7)
Vice President-Medical Device
and Specialty Pharmaceutical Divisions

Leo C. Jardot
Vice President-Government Relations

Gerald A. Jibilian
Vice President and
Associate General Counsel

Paul J. Jones (6)
Vice President and Comptroller

Rene R. Lewin (6)
Vice President-Human Resources

Thomas M. Nee (6)
Vice President-Taxes

Marily H. Rhudy
Vice President-Public Affairs

Steven A. Tasher
Vice President-Environmental
Affairs and Associate
General Counsel

Jack M. O'Connor
Treasurer

Eileen M. Lach
Secretary

Principal Division and Subsidiary Officers

Global Agricultural Products, American Cyanamid Company
Howard L. Minigh, Ph.D.(7), President

Cyanamid Agricultural Products Research
Mark W. Atwood, Ph.D.,
President

Cyanamid International Agricultural Products
Marco A. Fonseca (7), President

Fort Dodge Animal
Health Division
E. Thomas Corcoran (7),
President

Immunex Corporation*
Edward V. Fritzky, Chairman
and Chief Executive Officer

Quinton Instrument Company
Steven C. Tallman, President

Specialty Pharmaceuticals Division
David G. Strunce, President

Whitehall International, Inc.
Jean-Claude Leroux (7),
President

Whitehall-Robins Healthcare
Kenneth J. Martin (7), President

Wyeth-Ayerst Global Pharmaceuticals
Bernard Poussot (7), President

Wyeth-Ayerst Global Pharmaceuticals-
North America
Joseph M. Mahady (7), President

Wyeth-Ayerst Research
L. Patrick Gage, Ph.D. (7),
President

(6)  Finance Committee
(7)  Operations Committee
 *   AHP is majority owner

Design: Context Inc., South Norwalk, CT
Text: Charles S. Rhudy
Executive Photography: William Taufic
Location Photography: Ted Horowitz,
  George Simian, Mark Tuschman
Product Photography: Jim Barber
Printing: Avanti/Case-Hoyt

[Recycle   This report is printed
    Logo]  on recycled paper.

Board of Directors

[Photos Omitted]

John R. Stafford (1),(5)
Chairman, President and Chief Executive Officer

Clifford L. Alexander, Jr. (2),(4),(5)
President, Alexander & Associates, Inc.

Frank A. Bennack, Jr. (1),(3),(5)
President and Chief Executive Officer,
The Hearst Corporation

Robert G. Blount (1)
Senior Executive Vice President

Robin Chandler Duke (3),(5)
National Chair, Population Action
International

Robert Essner
Executive Vice President

John D. Feerick (2),(3),(5)
Dean, Fordham University School of Law

John P. Mascotte (3),(5)
President and CEO, Blue Cross, Blue Shield of Kansas City

Mary Lake Polan, M.D., Ph.D. (4),(5)
Professor and Chairman, Department
of Gynecology and Obstetrics, Stanford
University School of Medicine

Ivan G. Seidenberg (2),(5)
Chairman, Vice President and
Chief Operating Officer, Bell Atlantic
Corporation

John R. Torell III (4),(5)
Chairman, Torell Management Inc.

William Wrigley (2),(5)
President and Chief Executive Officer,
Wm. Wrigley Jr. Company

Directors Emeriti
--------------------------------------
John W. Culligan
Retired - Former Chairman of the Board

William F. Laporte
Retired - Former Chairman of the Board

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation and Benefits Committee
(4)  Corporate Issues Committee
(5)  Nominating Committee

        American Home Products Corporation
[Logo]  Five Giralda Farms
        Madison, New Jersey 07940