Form 10-K405, Exhibit 13
period 1998-12-31
AMERICAN HOME PRODUCTS CORP
filed 1999-03-29
CIK 5187

[PHOTO]


First in Class,
Best in Class:
Breakthrough
Therapies from
AHP's Pipeline



American
Home Products
Corporation

1998 Annual Report

                             American Home Products


[GRAPHIC]


American Home Products is one of the world's largest research-based health care and agricultural products companies, with leading positions in prescription and non-prescription medications, nutritionals, crop protection products, and veterinary pharmaceuticals and biologicals. Our Company is focused on the discovery and development of breakthrough products through a significant investment in research and development.

Millions of people worldwide benefit from AHP's broad and diverse lines of pharmaceutical products. These include women's health care products, neuroscience and cardiovascular therapies, vaccines, agents for pain and arthritis, anti-infectives and treatments for use in oncology and hematology.

AHP also is recognized for its consumer health care products, holding one of the largest global over-the-counter product franchises and demonstrating growth in the area of nutritional supplements.

[GRAPHIC]


AHP is among the major agricultural products companies in the world with a presence in all significant agricultural markets. Our Company produces innovative crop protection products that meet stringent environmental safety standards worldwide.

[GRAPHIC]


American Home Products also is a leading worldwide provider of animal health care products for livestock and companion animals.

[GRAPHIC]


      Contents

2     Chairman's Report

7     From Research to Results

18    Pharmaceutical Pipeline

20    AHP at a Glance

24    Research: Advancing AHP's Pharmaceutical Pipeline

25    Financial Section

53    Directors and Officers

54    Corporate Data

55    Principal Products - United States

Financial Highlights

YEARS ENDED DECEMBER 31,                              1998               1997
(In thousands except per share amounts)           -----------        -----------
Net Sales                                         $13,462,687        $14,196,026

Net Income                                          2,474,338          2,043,123

Diluted Earnings per Share                               1.85               1.56

Dividends per Common Share                               0.87               0.83

Total Assets                                       21,079,068         20,825,111

Stockholders' Equity                                9,614,796          8,175,252

Per share data for both years reflect the two-for-one stock split in April 1998. See Note 7 to the Consolidated Financial Statements.

Net Sales ($ millions)

YEARS ENDED DECEMBER 31,                1998         1997         1996         1995        1994        1993        1992        1991
                                 -----------  -----------  -----------  -----------  ----------  ----------  ----------  ----------
SUMMARY OF SALES AND EARNINGS
Net sales                        $13,462,687  $14,196,026  $14,088,326  $13,376,089  $8,966,214  $8,304,851  $7,873,687  $7,079,443
Net income                         2,474,338    2,043,123    1,883,403    1,680,418   1,528,254   1,469,300   1,460,842   1,375,273
Diluted earnings per share              1.85         1.56         1.46         1.34        1.24        1.17        1.15        1.08
Dividends per common share              0.87         0.83       0.7825        0.755       0.735       0.715       0.665      0.5938

YEARS ENDED DECEMBER 31,               1990        1989
                                 ----------  ----------
SUMMARY OF SALES AND EARNINGS
Net sales                        $6,775,182  $6,747,016
Net income                        1,230,597   1,102,158
Diluted earnings per share             0.97        0.88
Dividends per common share           0.5375      0.4875

On the Cover

[PHOTO]

"Life before Enbrel wasn't any life at all. You go to bed, you hurt. You wake up, you hurt. It hurt to hold a book, let alone take care of four young children. They took care of me! My rheumatoid arthritis made even the simplest activities intolerable, let alone being able to make a living or just having fun. The way I see it, Enbrel gave me a second chance. Now I can enjoy my kids, work all day on my feet and even hike in my spare time."

Lindagail Dixon, age 44

CHAIRMAN'S REPORT

1998 was an eventful and challenging year for American Home Products. Substantial progress was made in focusing the Company's resources on areas of highest growth potential and best strategic fit, as we refined our portfolio of businesses by divesting our medical devices businesses and acquiring the Solgar Vitamin and Herb business. Each of the Company's ongoing businesses - pharmaceuticals, consumer health care, agricultural products and animal health care - delivered sales increases through new product launches and global expansion of existing product lines. AHP's pharmaceutical research and development efforts advanced strongly, and, as a result, we believe that our product pipeline is the best it has ever been, with products in all stages of development, providing us with near- and long-term growth opportunities.

A REVIEW OF 1998

These achievements notwithstanding, last year was a difficult one given the loss of U.S. revenues due to the voluntary market withdrawal of our antiobesity products in September 1997 and Duract in June 1998 coupled with intense generic competition for Oruvail and Lodine, two of our

[PHOTO]

John R. Stafford
Chairman, President and
Chief Executive Officer

[GRAPHIC]

"AHP'S PHARMACEUTICAL RESEARCH AND DEVELOPMENT EFFORTS ADVANCED STRONGLY, AND, AS A RESULT, WE BELIEVE THAT OUR PRODUCT PIPELINE IS THE BEST IT HAS EVER BEEN, WITH PRODUCTS IN ALL STAGES OF DEVELOPMENT, PROVIDING US WITH NEAR- AND LONG-TERM GROWTH OPPORTUNITIES."

anti-inflammatory drugs, and for Cordarone, an antiarrhythmia medication. Additionally, the U.S. agricultural products industry experienced unfavorable weather conditions and increased competition from genetically engineered products, which affected AHP's domestic agricultural products business. Despite all of these circumstances, pro forma net sales for AHP increased 2 percent versus 1997.

      Net income and diluted earnings per share for 1998 were $2.5 billion and $1.85, respectively, compared with $2.0 billion and $1.56 in 1997. These results include: the 1998 gain on the sale of the Sherwood-Davis & Geck medical devices business; the 1998 restructuring charge related to the reorganization of our pharmaceutical and nutritional supply chains; and other special items that are more fully discussed in the financial section of this report. Excluding these items, 1998 net income for AHP increased 10 percent compared with 1997, and diluted earnings per share increased 8 percent. Additionally, AHP's stock price advanced by nearly 50 percent, significantly outperforming the Standard & Poor's 500 Index.

A DECADE OF PROGRESS

Over the past 10 years, American Home Products has transformed itself from a diversified company with $6.7 billion in net sales to a world leader in health care and agricultural products with $13.5 billion in net sales. AHP today has 82 percent of net sales coming from prescription pharmaceuticals, vaccines, nutritionals, consumer health care and animal health care products.

      Net income also has risen sharply, increasing from $1.1 billion 10 years ago to nearly $2.5 billion today. The current annualized dividend of $0.90 per common share paid to shareholders has risen steadily in the past decade and, in fact, has increased for 47 consecutive years.

      Through continual efforts to improve its business portfolio and its operating efficiency, AHP has been able to sustain income and dividend growth while also dramatically increasing investment in research and development. The Company's R&D spending has risen from $345 million in 1989 to a record $1.65 billion in 1998, of which more than 80 percent was dedicated to pharmaceutical innovation, with emphasis on biotechnology.

      This substantial expenditure underscores our commitment to grow sales by identifying, developing and marketing breakthrough products in major worldwide therapeutic categories. AHP is positioned to deliver new, advanced therapies through its R&D skills, combining expertise in small chemical molecules, protein biopharmaceuticals and vaccines. The productivity of our efforts has allowed us to double the number of Investigational New Drug applications filed compared with five years ago. To supplement our internal discovery capabilities, we have formed important strategic alliances with outside partners.

A DECADE OF PROGRESS


1989 NET SALES $6.7 BILLION
Consumer Health Care                                                         19%

Food and Household                                                           22%

Medical Devices                                                              10%

Pharmaceuticals                                                              49%


1998 NET SALES $13.5 BILLION
Consumer Health Care                                                         16%

Agricultural Products                                                        16%

Other                                                                         2%

Pharmaceuticals                                                              66%

"AHP TODAY HAS 82 PERCENT OF NET SALES COMING FROM PRESCRIPTION PHARMACEUTICALS, VACCINES, NUTRITIONALS, CONSUMER HEALTH CARE AND ANIMAL HEALTH CARE PRODUCTS."

STRATEGIES FOR GROWTH

Several highly differentiated pharmaceutical products that will provide growth for AHP are awaiting global approval in 1999. These include Sonata, for the treatment of general insomnia; ReFacto, a recombinant blood-clotting factor for hemophilia A; Protonix, for erosive esophagitis (to be marketed in the United States only); and Rapamune, an immunosuppressive therapy for prophylaxis of renal transplant rejection. Expedited regulatory review of pneumococcal conjugate vaccine, for the prevention of pneumococcal disease in infants and young children, will begin in 1999. In addition, we expect Effexor XR to receive market clearance for the treatment of general anxiety disorder as well as labeling for rapid onset of action.

      In 1999, we expect our consumer health care business to strengthen its presence in the fast-growing U.S. nutritional supplements market and to continue its worldwide expansion. Growth for our agricultural products business will be driven by the products introduced in the last two years, by continued global expansion of imidazolinone-tolerant technologies and crops and by licensing agreements, including those signed in 1998 with leading seed breeders and researchers.

ETHICAL PHARMACEUTICALS

Worldwide pharmaceutical sales increased to approximately $8.1 billion in 1998 as Wyeth-Ayerst Global Pharmaceuticals remained a leader in a broad range of therapeutic categories, including: women's health care; neuroscience therapies; vaccines; therapies for pain and arthritis; and oncology and hematology medications.

      The company's largest selling product - Premarin - led the worldwide hormone replacement therapy market and remained the number one dispensed prescription medication in the United States. The Premarin family of products, including Prempro - which experienced fast growth as the leading combination estrogen and progestin hormone replacement product - exceeded $1.6 billion in worldwide sales during 1998.

      Wyeth-Ayerst's worldwide pharmaceutical sales in 1998 also were driven by strong demand for its oral contraceptives and the Effexor family of products, which experienced double-digit percentage sales growth worldwide.

      In 1998, Wyeth-Ayerst launched new products, including:

- Neumega, a blood platelet growth factor that promotes production of the body's platelet supply in cancer patients undergoing chemotherapy;

- RotaShield, the first vaccine for use in the prevention of rotavirus gastroenteritis;

- Enbrel, a first-in-class, breakthrough product for the treatment of rheumatoid arthritis, discovered by Immunex Corporation, an AHP majority-owned company, and jointly marketed in the United States by

[GRAPHIC]

"AHP IS POSITIONED TO DELIVER NEW, ADVANCED THERAPIES THROUGH ITS R&D SKILLS, COMBINING EXPERTISE IN SMALL CHEMICAL MOLECULES, PROTEIN BIOPHARMACEUTICALS AND VACCINES."

Wyeth-Ayerst and Immunex. Wyeth-Ayerst has exclusive marketing rights for Enbrel outside the United States and expects European approval and launch during 1999.

CONSUMER HEALTH CARE

Whitehall-Robins Healthcare remained a global leader in consumer health care products, recording approximately $2.2 billion in 1998 sales. It maintained one of the largest over-the-counter (OTC) product franchises in the United States, marketing three of the five top-selling brands in the U.S. OTC market: Advil, Robitussin and Centrum. In the international OTC market, Advil, Centrum and Caltrate continued to increase sales through geographic expansion.

      In 1998, the company introduced new products, including Advil Liqui-Gels, the first and only OTC single-ingredient pain reliever available in liqui-gel form, and Centrum Herbals, a new line of herbal supplements.

      With the acquisition of the Solgar Vitamin and Herb business in July 1998, Whitehall-Robins Healthcare broadened its leadership position in the growing nutritional supplements market. Solgar manufactures and markets a broad line of premium products in this category.

AGRICULTURAL PRODUCTS

Cyanamid Global Agricultural Products, which recorded approximately $2.2 billion in 1998 sales, is the third largest crop protection company in the United States and the ninth largest in the world. Cyanamid manufactures and markets herbicides, insecticides and fungicides to help protect the world's crop and food supply.

      Cyanamid's Lightning herbicide for Imi-Corn hybrids and Raptor herbicide for soybeans achieved significant growth in the United States in 1998. Expansion of Fastac insecticide in Europe and Latin America, coupled with sales increases for Odyssey canola herbicide in Canada and Utopia rice herbicide in Japan, contributed to growth internationally. New registrations included Acrobat MZ fungicide in the United States, Caramba fungicide in Germany, and Intrepid and Secure pyrrole insecticides in Australia.

Animal Health Care

Achieving approximately $800 million in 1998 sales, our Fort Dodge Animal Health business maintained its position in the top tier of animal health companies through new product launches in the United States. The integration of the Solvay animal health business, acquired in 1997, allowed Fort Dodge to expand its presence internationally.

The Board of Directors and Management

On October 31, 1998, Robin Chandler Duke retired from the Board of Directors. Mrs. Duke provided valuable guidance to our Company for

[GRAPHIC]

"Cyanamid Global Agricultural Products, which recorded approximately $2.2 billion in 1998 sales, is the third largest crop protection company in the United States and the ninth largest in the world."

23 years, and we are grateful for her contributions. We wish her continued success in her many endeavors.

      Jean-Claude Leroux, President, Whitehall International, Inc., retired in August 1998 after 13 years of exemplary service. He is succeeded by Bruce I. Macphail. Among key management actions at Wyeth-Ayerst Global Pharmaceuticals, Mark M. Larsen was named President, Intercontinental Region; Robert N. Power was named President, Europe, Middle East and Africa; Kevin L. Reilly was named President, Wyeth Vaccines and Nutrition; and Kenneth J. Martin, formerly President of Whitehall-Robins Healthcare, was named Senior Vice President and Chief Financial Officer.

LOOKING AHEAD

American Home Products is entering the most exciting period in its history, introducing new therapies that will improve or save the lives of millions of people around the world. While sales in 1999 are expected to start slowly, we anticipate that they will accelerate as the year progresses, driven by the new products we introduced in the fourth quarter of 1998 and by new product launches in the second and third quarters of 1999. Sales in 2000 are expected to grow at a faster rate as the full-year benefits of these new products are realized.

      While significant growth opportunities in world markets led us to consider a merger of AHP and the Monsanto Company in 1998, the Board of Directors of each of the companies later determined that the merger would not be in the best interests of their shareholders. In the coming year, we will remain open to opportunities to expand our Company, but we are confident that AHP, on a stand-alone basis, will continue its history of growth.

      Our success is possible only through the extraordinary commitment of our employees who earn us distinction in health care and agricultural markets worldwide. The Company strives to provide a work environment supportive of their efforts, including excellent compensation and benefit programs. AHP was among the earliest companies to offer financial assistance with dependent care and adoption expenses, and in 1998, we were proud to be named by Working Mother magazine as one of the best companies in the United States for working mothers.

      The Board of Directors joins me in expressing gratitude to our employees for their outstanding efforts and to our shareholders for their continued support.

/s/ John R. Stafford
John R. Stafford
Chairman, President and Chief Executive Officer
March 2, 1999

"AHP was among the earliest companies to offer financial assistance with dependent care and adoption expenses, and in 1998, we were proud to be named by Working Mother magazine as one of the best companies in the United States for working mothers."

From Research to Results:

New, Breakthrough Therapies from AHP

A significant number of new products from AHP recently have been introduced or are pending regulatory approval. The new treatment options have the potential to save lives and to offer relief from painful, life-threatening or disabling diseases.

[GRAPHIC] Enbrel(R)          Rheumatoid arthritis (RA) is a chronic inflammatory
                             disease affecting millions of people worldwide.
                             Discovered by Immunex and co-marketed by Wyeth-Ayerst and Immunex, Enbrel, introduced in November 1998, is a breakthrough bioengineered product that offers the first major therapeutic advance for RA in more than a decade.

[GRAPHIC] RotaShield(R)      Before the availability of RotaShield in September
                             1998, there was no means to protect infants and young children from rotaviral infections.
                             RotaShield is the first vaccine to prevent the symptoms of rotaviral gastroenteritis, a cause of diarrhea and vomiting so severe that it can lead to dehydration and even death.

[GRAPHIC] Sonata(R)          One in two adult Americans has difficulty sleeping.
                             Sonata, a new, non-benzodiazepine therapy filed for worldwide approval in 1998, is intended to provide a good night's sleep with reduced risk of next-day residual sedation.

[GRAPHIC] Rapamune(R)        Rapamune, a novel immunosuppressive agent awaiting
                             global market clearance, will decrease the risk of organ rejection in kidney transplantation. Because of its unique profile, the use of Rapamune is not expected to be associated with many of the common toxicities of currently available agents.

[GRAPHIC] ReFacto(R)         People with hemophilia A soon may have a more
                             advanced treatment option - ReFacto. Currently under global regulatory review, ReFacto is the first albumin-free formulated recombinant factor
                             VIII product.

[GRAPHIC] Protonix(R)        When gastric acid - produced by "proton pumps" -
                             damages the lining of the esophagus, severe pain and discomfort result. Protonix, a new proton-pump inhibitor awaiting U.S. Food and Drug
                             Administration (FDA) approval, will be the first
                             U.S. product in its class available both in intravenous and oral formulations.

[GRAPHIC] Pneumococcal       Currently, infants and very young children have no
          Conjugate          defense against streptococcus pneumoniae, a
          Vaccine            bacteria that causes life-threatening illnesses.
                             AHP's pneumococcal conjugate vaccine, marked for fast-track regulatory filing in the United States, is intended to offer safe and effective prevention.

Enbrel      Targeting Rheumatoid Arthritis Where It Hurts

As a writer, Susan Scott frequently was at a computer. As an avid tennis player, she was regularly on the courts. This all changed when Susan began to have symptoms of rheumatoid arthritis (RA). One by one, the disease robbed Susan of her livelihood, her hobbies and her vitality. She's not alone - over 2 million Americans, three-quarters of them women, suffer from this disease that generally strikes people in the prime of their lives.

      When Enbrel (etanercept) was approved by the FDA in November 1998, it became the first entirely new approach to treating serious RA available in the last 10 years. Discovered by Immunex - a majority-owned subsidiary of AHP - and co-marketed by Wyeth-Ayerst and Immunex, Enbrel is used to treat moderate to severe RA in people who have not responded adequately to disease-modifying medicines. Enbrel is self-administered by patients twice weekly as a subcutaneous injection.

      Belonging to an emerging therapeutic class of drugs called biologic response modifiers, Enbrel is a genetically engineered copy of the protein that naturally inhibits tumor necrosis factor (TNF) - a known mediator of inflammation. Enbrel captures excess TNF, suspending the cycle of reactions involved in inflammation and cartilage destruction.

      The results from Enbrel, according to Susan Scott and the physicians who have studied this drug in clinical trials, are remarkable. They report the swift and often complete relief of symptoms such as stiffness, swelling and pain.

[PICTURE]


"When I was 40, I had some swelling in my fingers. I thought it must be from years and years of playing competitive tennis. Over the next few years, more symptoms appeared. My knees swelled and then my toes. I thought something really was wrong. It was. I had rheumatoid arthritis. I tried 10 different drugs and was taking up to 20 pills a day. It was a bad time. My doctor felt Enbrel just might be the medication I needed. I began taking it as soon as it was approved. For the first time in years, I could bend my fingers. During my third week of therapy, the pain in my left elbow was gone. My toes weren't swollen. My friends can't believe the change in me. I can't believe the change in me."

Susan Scott, age 49

[PICTURE]


RotaShield       Stopping a Toxic Virus in Toddlers

"They got sick so fast. I thought it was the usual stomach virus, but the vomiting and diarrhea were nonstop. By the time we got Claudia to the emergency room, she was dehydrated - her eyes were sunken, and she looked so bad. Within hours, her younger sister Chloe was just as ill. No child should ever have to go through this. With RotaShield, they won't have to."

Alex Young, Jr., father of Claudia and Chloe

In January 1996, Claudia and Chloe Young contracted rotavirus - the most common cause of severe diarrhea and vomiting in young children in the United States. Claudia was almost three years old; Chloe was barely one year old.

      Worldwide, rotavirus infects more than 125 million young children and is responsible for approximately 870,000 deaths annually. In the United States, 160,000 infected children will need emergency room care each year, and 50,000 will be hospitalized. Rotavirus is extremely contagious, symptoms develop quickly and, in severe cases, a young child may experience as many as 20 vomiting and diarrhea episodes per day - potentially fatal if the child becomes severely dehydrated.

      In August 1998, the FDA licensed RotaShield - the first vaccine to help prevent the severe symptoms of rotaviral disease. Developed by Wyeth-Ayerst Laboratories through a Cooperative Research and Development Agreement with the National Institute of Allergy and Infectious Diseases, RotaShield - a vaccine given in three oral doses at two, four and six months of age - was studied in more than 10,000 infants, demonstrating a 65 percent to 82 percent reduction in the need for medical intervention and a 97 percent to 100 percent efficacy against dehydration. The Centers for Disease Control and Prevention recommend the routine use of RotaShield for all healthy, full-term infants.

      "I wish RotaShield had been available when Claudia and Chloe were born," says their mother Belinda Young. "After what we went through, we can only encourage parents to make sure their infant gets the vaccine."

[PHOTO]

"Insomnia truly impairs quality of life. People who suffer from insomnia experience the despair of sleeplessness at night and significant fatigue and difficulties with performance during the day. Sleep quality is just as important as sleep quantity."

Gary Zammit, Ph.D.,
Director, Sleep Disorders Institute, New York City

Sonata

Overcoming the Struggle for Sleep

According to the National Sleep Foundation, as many as one in two adult Americans has difficulty sleeping. Most of them are women, with insomnia reported as their most common sleep problem. Left untreated, sleep problems can cause chronic fatigue, produce mood changes and impair daytime performance. Sleep deprivation also leads to lost productivity, medical expenses and sick leave.

      Despite the enormity of the problem, most sufferers do not seek help or are wary of taking sleep medications. They often are concerned about rebound insomnia or residual drug sedation, side effects that are known to accompany many currently available medications. Sonata (zaleplon) - a new non-benzodiazepine hypnotic agent developed by Wyeth-Ayerst for the short-term treatment of insomnia - is intended to help people with insomnia get a good night's sleep and, equally as important, to enable them to wake up without hangover or grogginess in the morning.

      Sonata is expected to receive market clearance in the United States and internationally in mid-year 1999.

[PHOTO]

"Before I learned I needed a transplant, I just assumed my fatigue was related to working hard. Other than feeling tired, I had no symptoms whatsoever. Fortunately, my older brother was able to be a donor, and I needed dialysis only for a short while. My surgery went extraordinarily well. That was a year ago. Now my energy has returned, and I'm back in shape."

Richard Johnson, age 32

RAPAMUNE        REDUCING THE RISK OF TRANSPLANT REJECTION


Richard Johnson services commercial air conditioners. A routine test for blood pressure during a company physical in 1998 began a cascade of events that led to a kidney transplant a few months later. Although the operation was a success, Richard's next challenge was to overcome the possibility of rejection of the implanted life-saving organ and to face the potentially serious side effects of the drugs that are used to prevent rejection. Richard was placed on an experimental drug regimen that included Rapamune (sirolimus), a novel medication developed by Wyeth-Ayerst that selectively blocks the proliferation of T cells-essential components in the body's immune response.

      Richard's challenge is similar to the one faced by the 250,000 patients worldwide who continue to use immunosuppressant drugs after their transplant. Although progress in technology has increased the number of patients receiving solid organ transplants, researchers continue to look for advancements in therapies to improve the long-term survival of the transplanted organ.

      Because of its unique mechanism of action, Rapamune is intended to reduce both the risk and the severity of acute rejection with minimal toxic effects. In two of the largest kidney transplant studies ever conducted, Rapamune, in combination with a standard immunosuppressive therapy regimen - cyclosporine and corticosteroids - had impressive results versus other standard immunosuppressive drug regimens. Rapamune now is undergoing priority review by the FDA and has been filed in Canada and Europe.

REFACTO           ADDING A SAFETY MEASURE TO TREATMENT

[PHOTO]

"When my friends were over at my house, I had to take some medicine. It gives me the things I need to make me stop bleeding. They asked me, 'How can you stand that thing going in your hand?' I told them I'm used to it. I tell the kids, 'I don't feel bad about having hemophilia - that's what makes me unique.' "

Christopher Ayad, age 11

Hemophilia, an inherited blood-clotting disorder, is caused by a deficiency in specialized proteins that promote the normal clotting process. Approximately 40,000 people in North America, Europe and Japan suffer from hemophilia A--the result of a deficiency of the factor VIII protein. Another 8,000 people have hemophilia B, in which the factor IX protein is the missing link in the clotting chain.

      Until the early 1990s, human plasma-derived products that carried the possibility of viral transmission were the only therapies available to treat hemophilia, prompting efforts to produce products by recombinant DNA technology. In 1992, the first recombinant factor VIII product, cloned and discovered by Genetics Institute (G.I.), a unit of Wyeth-Ayerst, became the first such treatment commercially available. Not only was it a breakthrough for patients with hemophilia A, but the product represented one of the most significant technical achievements within the biotechnology industry.

      In 1997, G.I. again launched a breakthrough recombinant product - BeneFIX Coagulation Factor IX (Recombinant) - which provided hemophilia B patients with the first plasma-free as well as albumin-free treatment option. Now G.I. is planning to introduce ReFacto Antihemophilic Factor (Recombinant) - a second-generation recombinant factor VIII for hemophilia A sufferers, which, unlike other recombinant factor VIII products, is formulated without the use of human serum albumin and reduces the potential for disease from blood-borne viral contamination. FDA and European regulatory review of ReFacto is actively under way.

[PHOTO]

 "For several years, I thought I had indigestion. There would be times when I literally couldn't swallow my food. I tried drinking milk or taking antacids, but they provided only temporary relief."

Robert Lowe, age 54

PROTONIX
RECOVERING FROM REFLUX

For some people, it feels like mild heartburn. Others think they have suffered a heart attack. In actuality, both extremes represent the symptoms of gastroesophageal reflux disease (GERD) -- a condition in which gastric acid flows up from the stomach and damages the lining of the esophagus. The disease interferes with eating and sleeping and tends to dominate almost every aspect of life.

      GERD can occur for many reasons, including excess secretion of gastric acid. This acid is produced by "proton pumps"--an enzyme system in the cells of the stomach. While the stomach can handle acidic conditions, the esophagus cannot. When the walls of the esophagus are exposed to stomach acid, the result is sour taste, inflammation or irritation and, in severe cases, ulceration.

      In the early 1990s, proton pump inhibitor (PPI) drugs were developed to turn off the final pathway of acid production. Revolutionizing the field of acid control, this class of compounds today is the most effective treatment for GERD symptoms and for the healing of esophageal ulceration.

      In mid-1998, Wyeth-Ayerst filed two New Drug Applications with the FDA for a new PPI--Protonix (pantoprazole). Protonix suppresses acid production and has minimal potential for interacting with other medications. Protonix is the first U.S. product in its class that is formulated both in tablet and intravenous form, the latter for patients who cannot take medications orally or who are at increased risk of gastric ulceration and bleeding.

Pneumococcal Conjugate Vaccine                                         Defending
                                                          [Photo of two infants]

Worldwide, more than 1.2 million children under the age of five die as a result of pneumococcal disease. And as pneumococcus bacteria have become increasingly resistant to the antibiotics most commonly used to treat its infection, there is an urgent need for a vaccine effective in infants and young children.

      In a Phase III clinical trial involving more than 38,000 children, Wyeth-Ayerst's pneumococcal conjugate vaccine - which contains the serotypes that have been shown to be most commonly associated with drug resistance - tested 100 percent effective against vaccine-type invasive pneumococcal disease. The special conjugation process used in making this vaccine dramatically enhances its ability to produce high protective levels of antibodies in infants and very young children relative to the current polysaccharide vaccine. This vaccine is formulated to protect against the seven strains of pneumococci that cause approximately 80 percent of invasive pneumococcal disease and 65 percent of pneumococcal otitis media infections among young children in the United States.

      With the pivotal clinical trial supporting U.S. licensure ending ahead of schedule because of these positive results, the FDA granted the vaccine fast-track regulatory filing status in January 1999. The product license application for meningitis and bacteremia is expected to be completed in May 1999; a supplemental filing is planned for otitis media.

the Young against Dangerous Diseases

                            [Photo of three infants]

Streptococcus pneumoniae is a bacteria that causes many serious and life-threatening illnesses, including pneumonia, meningitis and bacteremia. Infants and young children especially are at risk because no vaccine is available to prevent infection by the bacteria in this vulnerable population.

American
Home Products
Pharmaceutical
Pipeline


In 1998, AHP introduced several significant new pharmaceutical products, two of which are first in their classes: Enbrel for the treatment of rheumatoid arthritis and RotaShield for rotaviral gastroenteritis in infants. In 1999, AHP is expected to show strong momentum in bringing new products to the health care community with the anticipated approvals of Sonata, ReFacto, Protonix

                                                                        PHASE II               PHASE III                REGISTRATION
------------------------------------------------------------------------------------------------------------------------------------
Women's Health
MINESSE(R) Low-dose oral contraceptive (international) ...............    ------------------------------------------------------
PREMARIN(R), PREMPRO(TM), PREMPHASE(R)
     Alzheimer's disease .............................................    --------------------------------
     Lower dosage for osteoporosis ...................................    --------------------------------
TRIMEGESTONE
     With 17 (beta)-estradiol: hormone replacement therapy
        with endometrial protection (international) ..................    --------------------------------
     With Premarin(R): hormone replacement therapy
        with endometrial protection (United States) ..................    --------------------------------
     With ethinyl estradiol: oral contraception ......................    ---------------
------------------------------------------------------------------------------------------------------------------------------------
Neuroscience Therapies
EFFEXOR(R)/EFFEXOR(R) XR
     Generalized anxiety .............................................    ------------------------------------------------------
     Fast onset in depression ........................................    -----------------------------------------------
     Anxiety associated with depression ..............................    -----------------------------------------------
     Social phobia ...................................................    --------------------------------
     Panic ...........................................................    --------------------------------
SONATA(R) Treatment of general insomnia ..............................    ------------------------------------------------------
FIBLAST(R) Stroke (joint venture with Scios) .........................    ---------------
GKE-841 Epilepsy .....................................................    ---------------
------------------------------------------------------------------------------------------------------------------------------------
Infectious Diseases
ZOSYN(R)/TAZOCIN(R)
     Intra-abdominal infections - (United States) ....................    --------------------------------
     Neutropenia - (United States) ...................................    --------------------------------
     Pediatric indications - (international) .........................    --------------------------------
     Perioperative infections - (international) ......................    --------------------------------
rhIL-12 Hepatitis C ..................................................    ---------------
------------------------------------------------------------------------------------------------------------------------------------
Internal Medicine
PROTONIX(R) (United States only)
     Acute erosive esophagitis - oral ................................    -----------------------------------------------
     GERD maintenance - oral .........................................    -----------------------------------------------
     NPO patients - intravenous ......................................    -----------------------------------------------
     H. pylori eradication - oral ....................................    --------------------------------
     Zollinger-Ellison Syndrome - intravenous and oral ...............    --------------------------------
ENBREL(R) (joint venture with Immunex)
     Congestive heart failure ........................................    ---------------
VPA-985 Hyponatremia .................................................    ---------------
------------------------------------------------------------------------------------------------------------------------------------

and Rapamune, expanded indications for Effexor XR and the filings for pneumococcal conjugate vaccine. Development continues on more than 80 new compounds, biologicals or significant line extensions, the majority of which have global potential. A number of promising worldwide products in post-Phase I trials are identified on these pages.

                                                                        PHASE II               PHASE III                REGISTRATION
------------------------------------------------------------------------------------------------------------------------------------
Vaccines
ROTASHIELD(R) Rotavirus vaccine (international)* .....................    --------------------------------------------------------
PNEUMOCOCCAL CONJUGATE VACCINE
     Seven-valent vaccine ............................................    -------------------------------------------
     Second-generation vaccine .......................................    ---------------------------------
MENINGOCOCCAL CONJUGATE VACCINE (international) ......................    -------------------------------------------
RESPIRATORY SYNCYTIAL SUBUNIT VACCINE (high-risk patients) ...........    -------------
------------------------------------------------------------------------------------------------------------------------------------
Hematology
REFACTO(R) Hemophilia A ..............................................    --------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Inflammatory Diseases and Immunology
RAPAMUNE(R)
     Oral liquid - renal transplantation .............................    --------------------------------------------------------
     Oral tablet - renal transplantation .............................    -------------------------------------------
     Monotherapy maintenance .........................................    ---------------------------------
     Additional transplantation indications ..........................    -------------
ENBREL(R) (joint venture with Immunex)
      *Rheumatoid arthritis (international) ..........................    --------------------------------------------------------
       Juvenile RA ...................................................    --------------------------------------------------------
       Modification of RA disease progression ........................    ---------------------------------
SYNVISC(R)
     Duration of action ..............................................    ---------------------------------
     Repeat courses ..................................................    ---------------------------------
     Additional indications ..........................................    ---------------------------------
rhIL-11
     Crohn's disease .................................................    -------------
     Psoriasis .......................................................    -------------
------------------------------------------------------------------------------------------------------------------------------------
Oncology
NEUMEGA(R)
      *Chemotherapy-induced thrombocytopenia (international) .........    -------------------------------------------
      Acute myelogenous leukemia .....................................    -------------
      Cancer treatment support .......................................    -------------
CMA-676 Adult, relapsed acute myelogenous leukemia ...................    ---------------------------------
CMB-401 Ovarian, lung and pancreatic cancers .........................    -------------
------------------------------------------------------------------------------------------------------------------------------------
Bone and Tissue Repair
rhBMP-2
     Orthopedic trauma ...............................................    ---------------------------------
     Spinal fusion ...................................................    ---------------------------------
     Oral/maxillofacial ..............................................    ---------------------------------

*Launched in the United States

AHP AT A GLANCE

American Home Products' portfolio includes a wide range of pharmaceutical, biological, consumer health care, agricultural and animal health care products that are well-known to consumers and professionals worldwide. AHP's product leadership is sustained through the research and development investments and marketing efforts of its key companies: Wyeth-Ayerst Global Pharmaceuticals, Whitehall-Robins Healthcare, Cyanamid Global Agricultural Products and Fort Dodge Animal Health. Highlighted here are some of the most important products in our major therapeutic categories and businesses.

- PHARMACEUTICALS

- CONSUMER HEALTH CARE

- AGRICULTURAL PRODUCTS

- ANIMAL HEALTH CARE



Women's Health Care

Wyeth-Ayerst is a global leader in women's health care and the leading provider of hormone replacement therapies, including Premarin and the fast-growing Prempro. Wyeth-Ayerst's oral contraceptive franchise continues to grow, driven by Alesse and by the gestodene family of products, including Minulet, Tri-Minulet and Harmonet.

                                   [GRAPHIC]

Cardiovascular Therapies

Wyeth-Ayerst offers a broad range of cardiovascular therapies for treating arrhythmia and hypertension. The company's top-selling anti-hypertensive product is Ziac. Cordarone and Cordarone I.V. lead the U.S. market for management of life-threatening ventricular arrhythmias.

                                   [GRAPHIC]

Neuroscience Therapies

Depression and anxiety disorders are significant mental health concerns addressed by Wyeth-Ayerst. The Effexor family of products, approved in more than 60 countries, continues to grow as an important therapy for depression. Ativan, used in the treatment of short-term anxiety, continues to contribute sales within this therapeutic category.

                                   [GRAPHIC]

Pain and Arthritis

Wyeth-Ayerst offers innovative therapies for pain and arthritis, including Enbrel, a first-in-class biologic response modifer for treatment of rheumatoid arthritis; Synvisc, a synovial fluid supplement for osteoarthritis of the knee; and Lodine XL, a non-steroidal anti-inflammatory drug.


Vaccines

Wyeth-Ayerst is a major supplier of a broad range of pediatric and adult vaccines. Wyeth-Ayerst's vaccines address serious, life-threatening diseases such as diphtheria, influenza, meningitis, pneumonia, poliomyelitis, whooping cough and, with the 1998 FDA licensure of RotaShield, rotaviral gastroenteritis.

                                   [GRAPHIC]

Oncology/Hematology

AHP continues to make strides in the development of oncology products. Neumega, a blood platelet growth factor, promotes production of the body's platelet supply in cancer patients undergoing chemotherapy. In the field of hematology, BeneFIX remains the only recombinant clotting-factor treatment for hemophilia B.

                                   [GRAPHIC]

Anti-Infectives

Wyeth-Ayerst's portfolio includes important antibiotic products that are used to treat infectious diseases globally. Our anti-infective franchise includes Minocin, Pipracil, Zosyn and Suprax. Zosyn, an intravenous antibiotic used throughout the world to treat nosocomial (hospital-acquired) bacterial infections, is one of the fastest growing intravenous antibiotics in the United States.

                                   [GRAPHIC]

Nutritionals

The Wyeth-Ayerst nutritional franchise maintains a significant presence in the international marketplace. Our portfolio of products, led by S-26, Promil and SMA, was bolstered by the launches of S-26 Gold and Promise. Each of these products represents a strategic fit within an established line of first-, second-, third-age and problem-feeding formulas.

                                   [GRAPHIC]

Consumer Health Care

Whitehall-Robins has one of the largest consumer health care franchises in the world and markets three of the five top-selling over-the-counter products in the United States. The company expanded its leadership position with the acquisition of the Solgar Vitamin and Herb business -- a leading manufacturer of more than 450 nutritional supplements.

                                   [GRAPHIC]

Agricultural Products

Cyanamid's global growth is driven by a portfolio of products and technologies that meets the continually evolving needs of agricultural producers around the world. In 1998, Arsenal, Lightning and Raptor continued to gain market share within the United States while international growth was fueled by Fastac and Odyssey.

                                   [GRAPHIC]

Animal Health Care

A leader in developing products for the animal health care industry, Fort Dodge Animal Health launched several products in the United States in 1998, including:
Cydectin Pour-On to treat beef cattle affected by parasites and EtoGesic, a non-steroidal anti-inflammatory to treat osteoarthritis in dogs.

                                   [GRAPHIC]

Research:
Advancing AHP's
Pharmaceutical
Pipeline

[PHOTO]

In laboratories around the world, thousands of AHP's scientists and technicians are committed to research and development efforts targeted on preventing illness, treating diseases and saving lives. The Company's R&D program, a powerful combination of scientific expertise and diverse technological resources, is producing a portfolio of superior products - many offering the potential of being first in class or best in class.

With more than $1.3 billion dedicated to pharmaceutical research and development, AHP has created a scientific environment designed to produce important results. 1998 culminated in the integration of Wyeth-Ayerst's experience and creativity in small chemical molecules with the innovative biotechnological expertise of Genetics Institute in protein biopharmaceutical products and the proven successes of Wyeth-Lederle in vaccines.

   Immunex Corporation, an AHP majority-owned subsidiary, continued its progress in developing immune system science to protect human health. Products under development by Immunex include new treatments for cancer, asthma, rheumatoid arthritis, and inflammatory, infectious and cardiovascular disease.

   This unique blend of talent and technology-based discovery - available in-house and through relationships with strong partners in genomics, combinatorial chemistry and high-throughput robotic screening - significantly enhances AHP's drug discovery and development process. As a result, our pharmaceutical product pipeline contains an outstanding lineup of products in the later phases of clinical trials, including:

CMA-676

A humanized monoclonal antibody linked to a potent cytotoxic agent targeted on acute myelogenous leukemia, this first-in-class drug is on the cutting edge of oncology therapy, showing promising results in the sickest of patients.

rhBMP-2

This recombinant human bone morphogenetic protein-2 has shown encouraging results in accelerating bone repair in a variety of situations, including severe orthopedic trauma, oral and maxillofacial surgery, and spinal fusion. rhBMP-2 should provide entree to a whole new grouping of biopharmaceutical protein products.

TRIMEGESTONE

Co-developed by Hoechst Marion Roussel, trimegestone, to be used in hormone replacement therapy along with either 17 (beta)-estradiol or Premarin, is the first new progestin in many years. It may offer a more metabolically neutral profile, including improved blood lipids, better bleeding control and a reduction in nuisance side effects.

VPA-985

This first-in-class vasopressin antagonist (aquaretic) may be important in the treatment of hyponatremia associated with congestive heart failure, cirrhosis of the liver and other diseases associated with impairment of water metabolism.

rhIL-11

Recombinant human Interleukin-11 is a new immune modulator therapy with promising Phase II results in treating Crohn's disease.

                                                               Financial Section


         Contents

26       Ten-Year Selected Financial Data

28       Consolidated Balance Sheets

29       Consolidated Statements of Income

30       Consolidated Statements of Changes in Stockholders' Equity

31       Consolidated Statements of Cash Flows

32       Notes to Consolidated Financial Statements

44       Report of Independent Public Accountants

44       Management Report on Financial Statements

45       Quarterly Financial Data

45       Market Prices of Common Stock and Dividends

46 Management's Discussion and Analysis of Financial Condition and Results of Operations


                         American Home Products Corporation and Subsidiaries  25

TEN-YEAR SELECTED FINANCIAL DATA
DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS

YEARS ENDED DECEMBER 31,                                          1998          1997          1996
                                                              -----------   -----------   -----------
SUMMARY OF SALES AND EARNINGS
Net sales .................................................   $13,462,687   $14,196,026   $14,088,326
Net income(1) .............................................     2,474,338     2,043,123     1,883,403
Diluted earnings per share(1)(2) ..........................          1.85          1.56          1.46
Dividends per common share(2) .............................          0.87          0.83        0.7825
                                                              -----------   -----------   -----------

YEAR-END FINANCIAL POSITION
Current assets ............................................   $ 7,955,632   $ 7,361,326   $ 7,470,419
Current liabilities .......................................     4,210,721     4,327,018     4,337,635
Ratio of current assets to current liabilities ............          1.89          1.70          1.72
Total assets ..............................................    21,079,068    20,825,111    20,785,343
Long-term debt ............................................     3,859,163     5,031,861     6,020,575
Average stockholders' equity ..............................     8,895,024     7,568,672     6,252,545
                                                              -----------   -----------   -----------

STOCKHOLDERS - OUTSTANDING SHARES
Number of common stockholders .............................        65,124        64,313        67,545
Average number of common shares outstanding used for
   diluted earnings per share calculation (in thousands)(2)     1,336,641     1,312,975     1,287,790
                                                              -----------   -----------   -----------

EMPLOYMENT DATA
Number of employees at year-end ...........................        52,984        60,523        59,747
Wages and salaries ........................................   $ 2,468,823   $ 2,726,877   $ 2,729,662
Benefits (including social security taxes) ................       647,406       692,648       688,766
                                                              -----------   -----------   -----------

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations for amounts related to gains on sales of businesses, restructuring charge and special charges for the years ended December 31, 1998, 1997 and 1996.

(2) All references to average number of common shares outstanding and per share amounts have been restated retroactively to reflect the two-for-one common stock split effected in the form of a 100% stock dividend effective April 24, 1998.

(3) The 1994 information reflects the acquisition of American Cyanamid Company for the one-month period ended December 31, 1994.


26  American Home Products Corporation and Subsidiaries

    1995         1994(3)        1993          1992          1991          1990          1989
-----------   -----------   -----------   -----------   -----------   -----------   -----------
$13,376,089   $ 8,966,214   $ 8,304,851   $ 7,873,687   $ 7,079,443   $ 6,775,182   $ 6,747,016
  1,680,418     1,528,254     1,469,300     1,460,842     1,375,273     1,230,597     1,102,158
       1.34          1.24          1.17          1.15          1.08          0.97          0.88
      0.755         0.735         0.715         0.665        0.5938        0.5375        0.4875
-----------   -----------   -----------   -----------   -----------   -----------   -----------


$ 7,986,137   $ 7,821,246   $ 4,807,684   $ 4,552,077   $ 4,119,057   $ 3,826,075   $ 3,532,786
  4,556,248     4,618,086     1,584,411     1,492,717     1,270,135     1,693,852     1,108,895
       1.75          1.69          3.03          3.05          3.24          2.26          3.19
 21,362,923    21,674,812     7,687,353     7,141,405     5,938,797     5,637,107     5,681,487
  7,808,757     9,973,240       859,278       601,934       104,710       111,430     1,895,796
  4,898,550     4,065,295     3,719,539     3,431,568     2,987,885     2,322,623     1,651,050
-----------   -----------   -----------   -----------   -----------   -----------   -----------


     68,763        71,223        72,664        73,064        71,209        69,907        70,904

  1,250,902     1,234,100     1,252,990     1,267,240     1,273,390     1,266,696     1,256,927
-----------   -----------   -----------   -----------   -----------   -----------   -----------


     64,712        74,759        51,399        50,653        47,938        48,700        50,816
$ 2,757,664   $ 1,820,450   $ 1,654,984   $ 1,575,615   $ 1,388,397   $ 1,398,721   $ 1,391,233
    703,756       441,768       396,045       367,899       300,810       312,750       256,458
-----------   -----------   -----------   -----------   -----------   -----------   -----------


                         American Home Products Corporation and Subsidiaries  27

Consolidated Balance Sheets     In thousands except share amounts

DECEMBER 31,                                                                       1998            1997
                                                                              ------------    ------------
ASSETS
Cash and cash equivalents .................................................   $  1,182,319    $  1,051,372
Marketable securities .....................................................        119,210          48,363
Accounts receivable less allowances (1998 - $222,540 and 1997 - $197,155) .      3,276,597       2,843,099
Inventories ...............................................................      2,237,918       2,412,406
Other current assets including deferred taxes .............................      1,139,588       1,006,086
                                                                              ------------    ------------
Total Current Assets ......................................................      7,955,632       7,361,326
Property, plant and equipment:
  Land ....................................................................        147,611         152,942
  Buildings ...............................................................      2,901,355       2,865,501
  Machinery and equipment .................................................      3,669,398       3,703,606
                                                                              ------------    ------------
                                                                                 6,718,364       6,722,049
Less accumulated depreciation .............................................      2,428,699       2,425,143
                                                                              ------------    ------------
                                                                                 4,289,665       4,296,906
Goodwill and other intangibles, net of accumulated amortization
   (1998 - $1,964,546 and 1997 - $1,863,773) ..............................      7,995,082       8,338,695
Other assets including deferred taxes .....................................        838,689         828,184
                                                                              ------------    ------------
Total Assets ..............................................................   $ 21,079,068    $ 20,825,111
                                                                              ============    ============

LIABILITIES
Loans payable .............................................................   $     79,728    $     89,041
Trade accounts payable ....................................................        680,961         794,291
Accrued expenses ..........................................................      3,037,239       3,019,805
Accrued federal and foreign taxes .........................................        412,793         423,881
                                                                              ------------    ------------
Total Current Liabilities .................................................      4,210,721       4,327,018
Long-term debt ............................................................      3,859,163       5,031,861
Other noncurrent liabilities ..............................................      2,312,261       2,248,282
Accrued postretirement benefits other than pensions .......................        860,908         833,916
Minority interests ........................................................        221,219         208,782

STOCKHOLDERS' EQUITY
$2 convertible preferred stock, par value $2.50 per share; 5,000,000
  shares authorized .......................................................             64              72
Common stock, par value $0.33 1/3 per share; 2,400,000,000 shares authorized
  (outstanding shares: 1998 - 1,312,399,000 and 1997 - 1,300,755,000) .....        437,466         435,298
Additional paid-in capital ................................................      3,072,874       2,530,696
Retained earnings .........................................................      6,432,729       5,489,292
Accumulated other comprehensive loss ......................................       (328,337)       (280,106)
                                                                              ------------    ------------
Total Stockholders' Equity ................................................      9,614,796       8,175,252
                                                                              ------------    ------------
Total Liabilities and Stockholders' Equity ................................   $ 21,079,068    $ 20,825,111
                                                                              ============    ============

The accompanying notes are an integral part of these Consolidated Balance
Sheets.


28  American Home Products Corporation and Subsidiaries

Consolidated Statements of Income   In thousands except per share amounts

YEARS ENDED DECEMBER 31,                           1998            1997            1996
                                               ------------    ------------    ------------
Net Sales ..................................   $ 13,462,687    $ 14,196,026    $ 14,088,326
                                               ------------    ------------    ------------
Cost of goods sold .........................      3,616,832       4,101,309       4,449,783
Selling, general and administrative expenses      4,924,919       5,292,585       5,232,830
Research and development expenses ..........      1,654,745       1,558,035       1,429,056
Interest expense, net ......................        207,157         370,696         433,034
Other income, net ..........................       (277,942)       (121,306)        (96,159)
Gains on sales of businesses ...............       (592,084)             --        (813,532)
Special charges ............................             --         180,000         697,854
Restructuring charge .......................        343,600              --              --
                                               ------------    ------------    ------------
                                                  9,877,227      11,381,319      11,332,866
                                               ------------    ------------    ------------
Income before federal and foreign taxes ....      3,585,460       2,814,707       2,755,460
Provision for taxes:
  Federal ..................................        627,071         309,981         437,682
  Foreign ..................................        484,051         461,603         434,375
                                               ------------    ------------    ------------
                                                  1,111,122         771,584         872,057
                                               ------------    ------------    ------------
Net Income .................................   $  2,474,338    $  2,043,123    $  1,883,403
                                               ------------    ------------    ------------
Basic Earnings per Share ...................   $       1.88    $       1.58    $       1.48
                                               ------------    ------------    ------------
Diluted Earnings per Share .................   $       1.85    $       1.56    $       1.46
                                               ------------    ------------    ------------

The accompanying notes are an integral part of these Consolidated Financial Statements.


                        American Home Products Corporation and Subsidiaries   29

Consolidated Statements of Changes   In thousands except per share amounts
in Stockholders' Equity

                                                                                                     ACCUMULATED
                                          $2 CONVERTIBLE               ADDITIONAL                          OTHER            TOTAL
                                               PREFERRED      COMMON      PAID-IN       RETAINED   COMPREHENSIVE    STOCKHOLDERS'
                                                   STOCK       STOCK      CAPITAL       EARNINGS            LOSS           EQUITY
                                          --------------      ------   ----------       --------   -------------    -------------
Balance at January 1, 1996 .............             $85    $428,514   $1,515,154    $ 3,652,403      $  (53,158)      $5,542,998
                                                     ===    ========   ==========    ===========      ==========       ==========

Net income .............................                                               1,883,403                        1,883,403
Currency translation adjustments .......                                                                  15,551           15,551
Unrealized gain on marketable securities                                                                   1,334            1,334
                                                                                                                       ----------
   Comprehensive income ................                                                                                1,900,288
                                                                                                                       ----------
Cash dividends declared:
   Preferred stock (per share: $2.00) ..                                                     (65)                             (65)
   Common stock (per share: $0.7825) ...                                                (993,487)                        (993,487)
Treasury stock acquired ................                         (71)      (1,172)       (10,139)                         (11,382)
Common stock issued for stock options ..                       4,161      408,036                                         412,197
Conversion of preferred stock
   and other exchanges .................              (6)       (770)     112,319                                         111,543
                                                     ---    --------   ----------    -----------      ----------       ----------
Balance at December 31, 1996 ...........              79     431,834    2,034,337      4,532,115         (36,273)       6,962,092
                                                     ===    ========   ==========    ===========      ==========       ==========

Net income .............................                                               2,043,123                        2,043,123
Currency translation adjustments .......                                                                (241,278)        (241,278)
Unrealized loss on marketable securities                                                                  (2,555)          (2,555)
                                                                                                                       ----------
   Comprehensive income ................                                                                                1,799,290
                                                                                                                       ----------
Cash dividends declared:
   Preferred stock (per share: $2.00) ..                                                     (60)                             (60)
   Common stock (per share: $0.83) .....                                              (1,073,140)                      (1,073,140)
Treasury stock acquired ................                         (52)      (1,079)       (10,204)                         (11,335)
Common stock issued for stock options ..                       3,251      366,310                                         369,561
Conversion of preferred stock
   and other exchanges .................              (7)        265      131,128         (2,542)                         128,844
                                                     ---    --------   ----------    -----------      ----------       ----------
Balance at December 31, 1997 ...........              72     435,298    2,530,696      5,489,292        (280,106)       8,175,252
                                                     ===    ========   ==========    ===========      ==========       ==========
Net income .............................                                               2,474,338                        2,474,338
Currency translation adjustments .......                                                                 (45,803)         (45,803)
Unrealized loss on marketable securities                                                                  (2,428)          (2,428)
                                                                                                                       ----------
   Comprehensive income ................                                                                                2,426,107
                                                                                                                       ----------
Cash dividends declared:
   Preferred stock (per share: $2.00) ..                                                     (54)                             (54)
   Common stock (per share: $0.87) .....                                              (1,143,198)                      (1,143,198)
Treasury stock acquired ................                      (2,521)     (34,984)      (377,098)                        (414,603)
Common stock issued for stock options ..                       4,342      399,488                                         403,830
Conversion of preferred stock
   and other exchanges .................              (8)        347      177,674        (10,551)                         167,462
                                                     ---    --------   ----------    -----------      ----------       ----------
Balance at December 31, 1998 ...........             $64    $437,466   $3,072,874    $ 6,432,729       $(328,337)      $9,614,796
                                                     ===    ========   ==========    ===========      ==========       ==========

The accompanying notes are an integral part of these Consolidated Financial Statements.


30  American Home Products Corporation and Subsidiaries

Consolidated Statements of Cash Flows   In thousands

YEARS ENDED DECEMBER 31,                                                1998           1997           1996
                                                                    -----------    -----------    -----------
OPERATING ACTIVITIES
Net income ......................................................   $ 2,474,338    $ 2,043,123    $ 1,883,403
Adjustments to reconcile net income to net cash
   provided from operating activities:
   Gains on sales of businesses .................................      (592,084)            --       (813,532)
   Special and restructuring charges ............................       343,600        180,000        697,854
   Gains on sales of other assets ...............................      (445,485)      (375,925)       (98,809)
   Depreciation .................................................       371,057        394,287        367,834
   Amortization .................................................       293,598        307,738        290,232
   Deferred income taxes ........................................        74,472       (220,214)       101,592
   Changes in working capital, net of
      businesses acquired or sold:
      Accounts receivable .......................................      (601,627)      (329,537)        18,675
      Inventories ...............................................      (121,414)       (50,927)      (213,037)
      Other current assets ......................................      (198,815)        28,143         65,901
      Trade accounts payable and accrued expenses ...............      (164,648)      (171,666)      (354,132)
      Accrued federal and foreign taxes .........................        (4,008)       (80,873)       154,271
   Other items, net .............................................        85,675        (28,695)       298,003
                                                                    -----------    -----------    -----------
Net cash provided from operating activities .....................     1,514,659      1,695,454      2,398,255
                                                                    ===========    ===========    ===========

INVESTING ACTIVITIES
Purchases of property, plant and equipment ......................      (809,774)      (830,351)      (652,226)
Purchases of businesses, net of cash acquired ...................      (425,041)      (479,694)            --
Purchase of remaining equity interest in Genetics Institute, Inc.
   and another subsidiary .......................................            --             --     (1,326,351)
Proceeds from sales of businesses ...............................     1,770,000        380,000      1,361,969
Proceeds from sales of other assets .............................       592,034        494,850        121,740
Proceeds from sales of/(purchases of) marketable securities, net        (72,397)       172,236         (7,924)
                                                                    -----------    -----------    -----------
Net cash provided from/(used for) investing activities ..........     1,054,822       (262,959)      (502,792)
                                                                    ===========    ===========    ===========

FINANCING ACTIVITIES
Net repayments of debt ..........................................    (1,179,657)      (976,926)    (1,783,825)
Dividends paid ..................................................    (1,143,252)    (1,073,200)      (993,552)
Purchases of treasury stock .....................................      (414,603)       (11,335)       (11,382)
Exercise of stock options .......................................       403,830        369,561        412,197
Termination of interest rate swap agreements ....................       (96,655)            --             --
                                                                    -----------    -----------    -----------
Net cash used for financing activities ..........................    (2,430,337)    (1,691,900)    (2,376,562)
                                                                    -----------    -----------    -----------
Effects of exchange rates on cash balances ......................        (8,197)       (11,520)           999
                                                                    -----------    -----------    -----------
Increase/(decrease) in cash and cash equivalents ................       130,947       (270,925)      (480,100)
Cash and cash equivalents, beginning of year ....................     1,051,372      1,322,297      1,802,397
                                                                    -----------    -----------    -----------
Cash and cash equivalents, end of year ..........................   $ 1,182,319    $ 1,051,372    $ 1,322,297
                                                                    ===========    ===========    ===========

The accompanying notes are an integral part of these Consolidated Financial Statements.


                        American Home Products Corporation and Subsidiaries   31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of American Home Products Corporation and its majority-owned subsidiaries (the Company). The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management.

      Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses:
Pharmaceuticals, Consumer Health Care and Agricultural Products. Pharmaceuticals include branded and generic ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, infant nutritionals, cardiovascular products, neuroscience therapies, anti-inflammatory and gastroenterology drugs, anti-infectives, vaccines, biopharmaceuticals and oncology therapies. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants. Consumer Health Care products include analgesics, cough/cold/allergy remedies, vitamins, mineral and nutritional supplements, herbal products, and hemorrhoidal, antacid and asthma relief items sold over-the-counter. Agricultural Products include crop protection and pest control products such as herbicides, insecticides, fungicides and plant growth regulators. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 150 countries throughout the world. The Company is not dependent on any single or major group of customers for its sales.

      The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, one of the Company's conjugated estrogens products, which has not had patent protection for many years, does contribute significantly to sales and results of operations. See "Competition" in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 50 and 51 for further details.

      Cash Equivalents, for purposes of reporting cash flows, consist primarily of certificates of deposit, time deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost, which approximates fair value. The carrying value of cash equivalents approximates fair value due to the short-term, highly liquid nature of the cash equivalents.

      Marketable Securities consist of U.S. government or agency issues, commercial paper and corporate bonds and are stated at fair value, which approximates cost. The fair values are estimated based on quoted market prices.

      Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $751,691,000 and $764,409,000 at December 31, 1998 and 1997, respectively. Current value exceeded LIFO value by $76,104,000 and $73,411,000 at December 31, 1998 and 1997,
respectively. The remaining inventories are valued under the first-in, first-out
(FIFO) or the average cost method.

      Inventories at December 31 consisted of:

--------------------------------------------------------------------------------
(In thousands)                                        1998                  1997
--------------------------------------------------------------------------------
Finished goods .....................            $1,012,679            $1,042,065
Work in progress ...................               604,647               657,033
Materials and supplies .............               620,592               713,308
                                                ----------            ----------
                                                $2,237,918            $2,412,406
                                                ----------            ----------
--------------------------------------------------------------------------------

      Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method.

      Goodwill, the excess of cost over the fair value of net assets acquired, is being amortized using the straight-line method over various periods not exceeding 40 years. The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

      Foreign Currency Agreements: The Company enters into short-term foreign currency agreements to manage specifically identifiable risks. The short-term (approximately 30 days) foreign exchange forward contracts are part of the Company's management of foreign currency exposures. The Company does not speculate on foreign currency exchange rates. The fair value of foreign currency agreements is based on market prices. The fair value represents the estimated amount the Company would receive/pay to terminate the agreements taking into consideration current currency exchange rates. Foreign currency agreements are accounted for under the fair value method. The fair value of the foreign currency agreements is carried on the balance sheet with changes in fair value recognized in results of operations offsetting any gains and losses recognized on the underlying hedged transactions.


32 American Home Products Corporation and Subsidiaries

      Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current exchange rates with currency translation adjustments reflected in accumulated other comprehensive loss in stockholders' equity. Translation adjustments related to international operations in highly inflationary economies are included in results of operations.

      Earnings per Share: The following table sets forth the computations of Basic Earnings per Share and Diluted Earnings per Share:

--------------------------------------------------------------------------------
 (In thousands except
per share amounts)                        1998             1997             1996
--------------------------------------------------------------------------------
Net income less
   preferred dividends ......       $2,474,284       $2,043,063       $1,883,338
Denominator:
   Average number of
   common shares ............        1,314,580        1,293,765        1,270,852
                                    ----------       ----------       ----------
Basic earnings per share ....       $     1.88       $     1.58       $     1.48
                                    ----------       ----------       ----------
Net income ..................       $2,474,338       $2,043,123       $1,883,403
Denominator:
   Average number of
   common shares ............        1,314,580        1,293,765        1,270,852
   Common share equivalents
   of outstanding stock
   options and deferred
   contingent common
   stock awards .............           22,061           19,210           16,938
                                    ----------       ----------       ----------
Total shares ................        1,336,641        1,312,975        1,287,790
                                    ----------       ----------       ----------
Diluted earnings per share ..       $     1.85       $     1.56       $     1.46
                                    ==========       ==========       ==========
--------------------------------------------------------------------------------

      Reclassifications: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 - "Reporting Comprehensive Income," SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132 - "Employers' Disclosures about Pensions and Other Postretirement Benefits." These standards increased financial reporting disclosures and had no impact on the Company's financial position or results of operations. Certain reclassifications have been made to the December 31, 1997 and 1996 Consolidated Financial Statements to conform with the financial reporting requirements of SFAS No. 130 (see Consolidated Statements of Changes in Stockholders' Equity and Note 7), SFAS No. 131 (see
Note 11) and SFAS No. 132 (see Note 6).

      Recently Issued Accounting Standards: In June 1998, SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities" was issued and is effective for fiscal years beginning after June 15, 1999 although earlier application is permitted. SFAS No. 133 requires all derivatives to be measured at fair value and recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations. In February 1998, Statement of Position (SOP) 98-1 - "Accounting for Costs of Computer Software Developed or Purchased for Internal Use" was issued and is effective for fiscal years beginning after December 15, 1998. SOP 98-1 is not expected to have a material impact on the Company's financial position or results of operations.

2. ACQUISITIONS AND DIVESTITURES

During 1998, 1997 and 1996, the Company acquired and divested various businesses and other assets as follows:

      In July 1998, the Company purchased the vitamin and nutritional supplement products business of Solgar Vitamin and Herb Company Inc. and its related affiliates for $425,041,000 in cash. The purchase price exceeded the net assets acquired by $397,568,000, which is being amortized over periods of four to 25 years.

      In February 1998, the Company sold the Sherwood-Davis & Geck medical devices business for approximately $1.770 billion, resulting in a pre-tax gain of $592,084,000. The proceeds from the sale were used primarily to reduce outstanding commercial paper. Net income and diluted earnings per share for 1998 included an after-tax gain on the sale of $330,782,000 and $0.25.

      In December 1997, the Company sold the stock of Storz Instrument Company and affiliated companies, a global manufacturer and marketer of ophthalmic products, and certain assets relating to the Storz business for approximately $380,000,000, resulting in a pre-tax gain of $71,861,000 ($46,710,000 after-tax), which was recorded in other income, net.

      In February 1997, the Company purchased the worldwide animal health business of Solvay S.A. for approximately $460,000,000. The purchase price exceeded the net assets acquired by $368,303,000 and is being amortized over periods of 10 to 25 years.

      In December 1996, the Company purchased the remaining equity interest in Genetics Institute, Inc. (G.I.) by exercising its option to purchase the outstanding capital stock from public shareholders at $85 per share. The total consideration paid for the remaining equity interest in G.I. was $1.279 billion (see Note 3).

      In November 1996, the Company sold a majority interest (80%) in the American Home Foods business for approximately $1.209 billion, resulting in a pre-tax gain of $813,532,000. The proceeds from the sale were used primarily to purchase the remaining equity interest in G.I. Net income and diluted earnings per share for 1996 included an after-tax gain on the sale of $706,279,000 and $0.55. During 1998 and 1997, the Company sold its remaining equity interest in the foods business, resulting in pre-tax gains of $135,000,000 ($87,750,000 after-tax) and $66,939,000 ($43,510,000 after-tax), respectively, which were recorded in other income, net.

      In March 1996, the Company sold Symbiosis Corp. for $148,672,000, resulting in a pre-tax gain of $22,677,000 ($14,740,000 after-tax), which was recorded in other income, net. Symbiosis Corp. develops and manufactures disposable laparoscopic and endoscopic surgical products.

      The Company had other acquisitions and divestitures during 1998, 1997 and 1996, the effects of which, individually and in the aggregate, were not material to the Company's consolidated


                          American Home Products Corporation and Subsidiaries 33
financial position or results of operations. The operations of all businesses acquired and divested during 1998, 1997 and 1996, individually and in the aggregate, were not material to the Company's consolidated financial position or results of operations in any of these years.

3. RESTRUCTURING AND SPECIAL CHARGES

In December 1998, the Company recorded a charge for restructuring and related asset impairments of $343,600,000 ($240,500,000 after-tax or $0.18 per share - diluted) to recognize the costs of the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems and a reduction in personnel from the globalization of certain business units. The reorganization of the pharmaceutical and nutritional supply chains will result in the closure of 14 plants (nine pharmaceuticals and five nutritionals). The reorganization of the U.S. pharmaceutical and consumer health care distribution systems will result in the closure of three distribution centers. Workforce reductions as a result of these plans, including the elimination of vacant positions, are expected to result in the elimination of approximately 3,100 positions worldwide. The components of this charge were as follows: personnel costs of $142,375,000, fixed asset write-offs of $115,225,000 and other closure/exit costs of $86,000,000. The majority of these costs will be incurred within one year of the announcement date; however, due to regulatory requirements for product transfers, some of the restructuring costs will not be incurred until after 1999. This charge included noncash costs to reduce the carrying value of certain fixed assets related to manufacturing and distribution operations aggregating $115,225,000. Cash expenditures, primarily for production and distribution facility closure/exit costs, aggregating $1,449,000 as of December 31, 1998 were applied against the restructuring accruals.

      In September 1997, the Company announced the voluntary market withdrawal of fenfluramine HCl, manufactured and sold under the name Pondimin, and dexfenfluramine HCl, marketed under the name Redux. The 1997 results of operations included special charges aggregating $180,000,000 ($117,000,000 after-tax or $0.09 per share -diluted) to record the one-time costs associated with the voluntary market withdrawal. The special charges included provisions for product returns, notification and administrative handling fees, the writedown of inventory and supplies, and other related costs. These costs did not include provisions for any subsequent charges which may result from legal actions related to these products (see Note 10). As of December 31, 1998, these accruals have been utilized.

      In December 1996, the Company completed a study and evaluation of the purchase price allocation related to the acquisition of the remaining equity interest in G.I. (see Note 2). The purchase price exceeded the net assets acquired by $1.057 billion, resulting in the recognition of goodwill related to the commercial operations of $359,513,000 and a special charge of $470,000,000 for the portion of the G.I. goodwill attributable to acquired in-process research and development. G.I. also recorded a special charge of $227,854,000 for the liquidation of its outstanding stock options as of December 31, 1996. The goodwill recognized in this acquisition was based on the estimated future cash flows of existing approved products of G.I. attributed to the remaining equity interest acquired. Net income and diluted earnings per share for 1996 included total special charges related to the acquisition of the remaining equity interest in G.I. of $697,854,000 and $0.54.

      In 1995 and 1994, the Company recorded restructuring charges related to the American Cyanamid Company (ACY) acquisition and the U.S. pharmaceutical and consumer health care businesses, respectively. As of December 31, 1998, these restructuring programs have been substantially completed, and the related accruals have been utilized for these programs.


34  American Home Products Corporation and Subsidiaries

4. DEBT AND FINANCING ARRANGEMENTS

The Company's debt at December 31 consisted of:

---------------------------------------------------------------------------------
(In thousands)                                              1998             1997
---------------------------------------------------------------------------------
Commercial paper ..............................       $1,213,470       $2,340,357
Notes payable:
   7.70% notes due 2000 .......................        1,000,000        1,000,000
   6.50% notes due 2002 .......................          250,000          250,000
   7.90% notes due 2005 .......................        1,000,000        1,000,000
   7.25% debentures due 2023 ..................          250,000          250,000
Pollution control and industrial revenue bonds:
   3.75% - 7.00% due 1999 - 2020 ..............          110,865          123,900
Other debt:
   1.27% - 22.75% due 1999 - 2009 .............          114,556          156,645
                                                      ----------       ----------
                                                       3,938,891        5,120,902
Less current portion ..........................           79,728           89,041
                                                      ----------       ----------
                                                      $3,859,163       $5,031,861
                                                      ==========       ==========
---------------------------------------------------------------------------------

      The fair value of the Company's long-term debt, excluding the interest rate swap agreements discussed below, was $4,123,938,000 and $5,255,737,000 at December 31, 1998 and 1997, respectively. The fair value of the Company's long-term debt is estimated based on market prices.

      The weighted average interest rate on the commercial paper outstanding at December 31, 1998 and 1997 was 5.10% and 5.76%, respectively. The commercial paper has original maturities not exceeding 270 days and a weighted average remaining maturity of 45 days and 35 days as of December 31, 1998 and 1997, respectively.

      In 1998, the Company reduced its $5.0 billion of revolving credit facilities to $2.0 billion by terminating the $2.5 billion, 364-day credit facility in its entirety and reducing the $2.5 billion, five-year credit facility to $2.0 billion. The remaining $2.0 billion, five-year credit facility supports the Company's commercial paper program and has a maturity date of July 31, 2002.

      The interest rate on borrowings under the credit facility is based on various rate options available to the Company. The proceeds of the credit facility may be used to support commercial paper and the Company's general corporate and working capital requirements. The credit facility contains a financial covenant and various other customary covenants, representations, warranties, conditions and default provisions. As of December 31, 1998 and 1997, there were no borrowings outstanding under the credit facility. Commercial paper outstanding at December 31, 1998 and 1997 was classified as long-term debt since the Company intends, and has the ability, to re-finance these obligations through the issuance of additional commercial paper, through the use of its credit facility or through the issuance of long-term debt.

      At December 31, 1997, the Company had interest rate swap agreements outstanding with a notional amount of $2.3 billion under which the Company paid a fixed rate of interest and received a floating rate of interest over the term of the interest rate swap agreements without the exchange of the underlying notional amounts. The interest rate swap agreements converted a portion of the commercial paper from a floating rate obligation to a fixed rate obligation. The fair value of the $2.3 billion of interest rate swap agreements outstanding at December 31, 1997 was $98,463,000. The fair value of the interest rate swap agreements was not recognized in the Consolidated Financial Statements at that time since the agreements were accounted for as hedges. In 1998, proceeds from the sale of the Sherwood-Davis & Geck medical devices business were used primarily to reduce outstanding commercial paper and terminate the $2.3 billion of interest rate swap agreements. The cost to unwind these interest rate swap agreements was charged against the gain on the sale.

      The Company has outstanding $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005 under a $3.5 billion shelf registration statement. The non-callable notes, which have semiannual interest payments due on February 15 and August 15, are unsecured and unsubordinated. The Company also has outstanding $250,000,000 of 6.50% notes due October 2002 and $250,000,000 of 7.25% debentures due March 2023. The 6.50% non-callable notes have semiannual interest payments due on April 15 and October 15. The 7.25% non-callable debentures have semiannual interest payments due on March 1 and September 1. The non-callable notes and debentures are unsecured and unsubordinated.

      The aggregate maturities of debt during the next five years as of December 31, 1998 are as follows:

-------------------------------------------------------------------
(In thousands)
-------------------------------------------------------------------

1999 ............................................     $     79,728
2000 ............................................        1,024,053
2001 ............................................           16,946
2002 ............................................          252,919
2003 ............................................            8,003
Thereafter ......................................        1,343,772
                                                        ----------
                                                         2,725,421
Commercial paper ................................        1,213,470
                                                        ----------
Total debt ......................................       $3,938,891
                                                        ==========
-------------------------------------------------------------------

      Interest payments in connection with the Company's debt obligations, excluding the termination of interest rate swap agreements, for the years ended December 31, 1998, 1997 and 1996 amounted to $316,018,000, $471,120,000 and
$562,733,000, respectively.

      Interest expense, net in the Consolidated Statements of Income includes interest income of $115,813,000, $90,674,000 and $138,380,000 for the years ended December 31, 1998, 1997 and 1996, respectively.


                          American Home Products Corporation and Subsidiaries 35

      The Company enters into short-term foreign exchange forward contracts as part of its management of foreign currency exposures. The Company does not engage in speculation on foreign currency. At December 31, 1998 and 1997, the Company had notional amounts of $799,255,000 and $977,459,000, respectively, of foreign exchange forward contracts outstanding. At December 31, 1998 and 1997, the fair value of the foreign exchange forward contracts was a net payable of $453,000 and a net receivable of $14,368,000, respectively. As foreign exchange rates change from period to period, the fluctuations in the fair value of the foreign exchange forward contracts are offset by fluctuations in the fair value of the underlying hedged transactions.

      The Company believes that the risk of loss associated with the foreign currency agreements, from non-performance by the counterparties or due to fluctuations in foreign exchange rates, is not material to its financial position or results of operations.

5. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities include reserves for contingencies relating to income taxes, environmental matters, product liability and other litigation, as well as restructuring, pension and other employee benefit liabilities.

      The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. As of December 31, 1998, the Company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 61 Superfund sites.

      It is the Company's policy to accrue environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $385,040,000 and $424,330,000 at December 31, 1998 and 1997,
respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of the payments. See Note 10 for a discussion of contingencies.

      The Company's Management Incentive Plan provides for cash and deferred contingent common stock awards to key employees. The maximum number of shares of common stock issuable under the plan is 48,000,000, of which 36,688,924 have been awarded through December 31, 1998. Deferred contingent common stock awards plus accrued dividends totaling 1,731,004 shares were outstanding at December 31, 1998. The value of awards for 1998, 1997 and 1996 was $65,847,000,
$67,045,000 and $60,306,000, which included deferred contingent common stock of $15,516,000 (284,244 shares), $14,834,000 (396,832 shares) and $12,283,000
(411,162 shares), respectively.

6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Pensions: The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1998, 1997 and 1996 was $112,209,000, $146,403,000 and $120,621,000, respectively. The Company sponsors defined benefit and defined contribution plans for most domestic and certain foreign locations. Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund all current and prior year service costs under defined benefit retirement plans. Contributions to defined contribution plans are based on a percentage of employees' compensation. Pension expense recognized for defined contribution plans totaled $64,006,000 in 1998, $65,645,000 in 1997 and $66,674,000 in 1996.

      Other Postretirement Benefits: The Company provides postretirement health care and life insurance benefits for retired employees of most domestic locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

      The change in benefit obligation, change in plan assets and reconciliation of funded status (principally U.S. plans) for 1998 and 1997 were as follows:

----------------------------------------------------------------------------------------------------------------------
                                                             PENSIONS                   OTHER POSTRETIREMENT BENEFITS
                                                  ------------------------------        ------------------------------
Change in Benefit Obligation (In thousands)              1998               1997               1998               1997
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at January 1 ...........       $ 3,069,613        $ 2,858,544        $   980,998        $   982,172
Service cost ..............................            70,902             66,236             18,963             19,494
Interest cost .............................           219,852            213,055             66,722             70,791
Amendments ................................                --              4,806                 --                 --
Net actuarial loss/(gain) .................           152,505            166,829             63,092            (48,686)
Acquisitions/(divestitures) ...............                --              7,921                 --              9,623
Curtailments/settlements ..................           (23,281)            (2,892)           (46,427)                --
Benefits paid .............................          (262,296)          (244,886)           (58,062)           (52,396)
                                                  -----------        -----------        -----------        -----------
Benefit obligation at December 31 .........       $ 3,227,295        $ 3,069,613        $ 1,025,286        $   980,998
                                                  ===========        ===========        ===========        ===========
----------------------------------------------------------------------------------------------------------------------


36  American Home Products Corporation and Subsidiaries

----------------------------------------------------------------------------------------------------------------------
                                                             PENSIONS                   OTHER POSTRETIREMENT BENEFITS
                                                  ------------------------------        ------------------------------
Change in Benefit Obligation (In thousands)              1998               1997               1998               1997
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at January 1 .          $ 2,723,177        $ 2,332,432                 --                 --
Actual return on plan assets ...........              396,366            419,424                 --                 --
Acquisitions/(divestitures) ............                   --                 --                 --                 --
Curtailments/settlements ...............                   --             (1,062)                --                 --
Company contributions ..................               34,363            217,269        $    58,062        $    52,396
Benefits paid ..........................             (262,296)          (244,886)           (58,062)           (52,396)
                                                  -----------        -----------        -----------        -----------
Fair value of plan assets at December 31          $ 2,891,610        $ 2,723,177        $        --        $        --
                                                  ===========        ===========        ===========        ===========
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                 PENSIONS                   OTHER POSTRETIREMENT BENEFITS
                                                     -------------------------------       -------------------------------
Reconciliation of Funded Status (In thousands)              1998               1997               1998               1997
--------------------------------------------------------------------------------------------------------------------------
Benefit obligation in excess of plan assets ..       $   335,685        $   346,436        $ 1,025,286        $   980,998
Unrecognized net actuarial gain/(loss) .......            (1,950)            (7,400)          (106,772)           (89,118)
Unrecognized prior service cost ..............           (85,903)          (111,780)            (2,606)            (2,964)
Unrecognized net transition obligation .......            (7,176)            (8,713)                --                 --
                                                     -----------        -----------        -----------        -----------
Accrued benefit liability ....................       $   240,656        $   218,543        $   915,908        $   888,916
                                                     ===========        ===========        ===========        ===========
--------------------------------------------------------------------------------------------------------------------------

      At December 31, 1998 and 1997, the Company had nine unfunded pension plans with aggregate accumulated benefit obligations of $256,611,000 and $208,982,000, respectively. In addition, at December 31, 1997, the Company had four underfunded pension plans with aggregate accumulated benefit obligations and plan assets of $175,359,000 and $160,787,000, respectively. There were no plan assets for the Company's other postretirement benefit plans at December 31, 1998 and 1997 as postretirement benefits are funded by the Company when the claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was $55,000,000 at December 31, 1998 and 1997.

      Assumptions used in developing the benefit obligations as of December 31 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    PENSIONS                     OTHER POSTRETIREMENT BENEFITS
                                                           ---------------------------    -----------------------------------------
Weighted Average Assumptions as of December 31,            1998      1997         1996          1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
Discount rate .....................................        7.0%      7.25%        7.5%          7.0%           7.25%            7.5%
Rate of compensation increase .....................        4.0%       4.0%        4.0%           --              --              --
Expected return on plan assets ....................        9.5%       9.5%        9.0%           --              --              --
Increase in per capita cost of health care benefits
   that gradually decreases and is held constant
   thereafter beginning in 2004 for 1998, 2004 for
   1997 and 2002 for 1996 .........................         --         --          --     8.0%-5.0%       8.5%-5.0%       9.0%-6.0%
-----------------------------------------------------------------------------------------------------------------------------------

      The assumed health care cost trend rates have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rates would increase the postretirement benefit obligation by $130,225,000 and the total service and interest cost components by $12,442,000. A one percentage point decrease in the assumed health care cost trend rates would decrease the postretirement benefit obligation by $106,250,000 and the total service and interest cost components by $9,965,000.


                         American Home Products Corporation and Subsidiaries  37

      Net periodic benefit cost for 1998, 1997 and 1996 was as follows (principally U.S. plans):

----------------------------------------------------------------------------------------------------------------------------------
                                                                        PENSIONS                  OTHER POSTRETIREMENT BENEFITS
                                                         ------------------------------------   -----------------------------------
Components of Net Periodic Benefit Cost (In thousands)        1998         1997         1996         1998         1997        1996
----------------------------------------------------------------------------------------------------------------------------------
Service cost .........................................   $  70,902    $  66,236    $  58,434    $  18,963    $  19,494   $  20,474
Interest cost ........................................     219,852      213,055      194,056       66,722       70,791      68,902
Expected return on plan assets .......................    (253,034)    (214,812)    (193,701)          --           --          --
Amortization of prior service cost ...................      11,880       13,888        1,373          357          357         357
Amortization of transition obligation ................       1,143          324           47           --           --          --
Recognized net actuarial loss/(gain) .................       3,200        2,067          527         (103)       1,923       4,079
Curtailment loss/(gain) ..............................      (5,740)          --       (6,789)          --           --          --
                                                         ---------    ---------    ---------    ---------    ---------   ---------
Net periodic benefit cost ............................   $  48,203    $  80,758    $  53,947    $  85,939    $  92,565   $  93,812
                                                         =========    =========    =========    =========    =========   =========
----------------------------------------------------------------------------------------------------------------------------------


      Net periodic pension benefit cost was lower in 1998 compared with 1997 due primarily to the unusually high actual return on plan assets in 1997 and a $200,000,000 contribution to the American Home Products Corporation Retirement Plan - U.S. in late 1997. Net periodic pension benefit cost was higher in 1997 compared with 1996 due primarily to a plan amendment which revised the benefit formula of the American Home Products Corporation Retirement Plan - U.S. from a final 10-year average to an average of the five highest paid years within the final 10 years of service.

7. CAPITAL STOCK

At the Company's April 23, 1998 Annual Meeting of Stockholders, an increase in the number of authorized shares of common stock from 1,200,000,000 to 2,400,000,000 was approved enabling the Company to complete a two-for-one common stock split effected in the form of a 100% stock dividend which was declared by the Company's Board of Directors in March 1998. The par value of the common stock was maintained at the pre-split amount of $0.33-1/3 per share. All references to retained earnings, common stock, common shares outstanding, average numbers of common shares outstanding, stock options and per share amounts in these Consolidated Financial Statements, Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations prior to the record date of the stock split have been restated to reflect the two-for-one common stock split on a retroactive basis.

      There were 5,000,000 shares of preferred stock authorized at December 31, 1998 and 1997. Of the authorized preferred shares, there is a series of shares (25,480 and 28,845 outstanding at December 31, 1998 and 1997, respectively) which is designated as $2 convertible preferred stock. Each share of the $2 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60 per share plus accrued dividends.

      Changes in outstanding common shares during 1998, 1997 and 1996 were as follows:

---------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT
SHARES OF PREFERRED STOCK)                1998               1997               1996
---------------------------------------------------------------------------------------
Balance, beginning of year ...         1,300,755          1,279,966          1,254,800
Issued for stock options .....            19,811             20,723             24,989
Purchases of shares
   for treasury ..............            (8,284)              (419)              (424)
Conversions of preferred stock
   (3,365, 2,588 and 2,709
   shares in 1998, 1997
   and 1996, respectively)
   and other exchanges .......               117                485                601
                                       ---------          ---------          ---------
Balance, end of year .........         1,312,399          1,300,755          1,279,966
                                       =========          =========          =========
---------------------------------------------------------------------------------------

      The Company has a common stock repurchase program under which the Company is authorized to repurchase 33,132,860 shares at December 31, 1998.

8. STOCK OPTIONS

The Company has two Stock Option Plans and three Stock Incentive Plans. No further grants will be made under the two Stock Option Plans. Under the three Stock Incentive Plans, options to purchase a maximum of 60,000,000, 56,000,000 and 48,000,000 shares, respectively, may be granted at prices not less than 100% of the fair market value at the date of option grant. At December 31, 1998, 14,104,550 shares were available for future grants under the Stock Incentive Plans. In January 1999, the Board of Directors adopted, subject to stockholder approval at the Company's annual meeting on April 22, 1999, the 1999 Stock Incentive Plan under which 65,000,000 shares are available for future grants.

      The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. The plans provide for the granting of stock appreciation rights (SAR), which permit the optionee to surrender an exercisable option for an amount


38 American Home Products Corporation and Subsidiaries equal to the excess of the market price of the common stock over the option price when the right is exercised. As of December 31, 1998, there were no outstanding SARs.

      The Stock Incentive Plans, among other things, provide for the issuance of up to 8,000,000 of the shares covered by the plans as restricted stock performance awards under each plan. Restricted stock performance awards representing 68,400, 88,400 and 107,000 units were granted in 1998, 1997 and 1996, respectively, under the plans to certain key executives. These units are converted to shares of restricted stock based on the achievement of certain performance criteria related to performance years 1996 through 2000.

      Transactions involving the plans were as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                    WEIGHTED                          WEIGHTED                          WEIGHTED
                                                     AVERAGE                           AVERAGE                           AVERAGE
                                                    EXERCISE                          EXERCISE                          EXERCISE
OPTION SHARES                            1998          PRICE               1997          PRICE               1996          PRICE
----------------------------------------------------------------------------------------------------------------------------------
Outstanding January 1 ....         83,306,276         $24.86         80,278,690         $19.03         94,973,568         $17.06
                                   ----------                        ----------                        ----------
Granted ..................         15,167,210          50.13         27,868,770          36.20         15,941,900          26.58
Canceled .................         (2,872,314)         37.03         (4,118,604)         22.89         (5,647,778)         18.54
Exercised (1998 - $8.90 to
   $36.22 per share) .....        (19,810,543)         20.79        (20,722,580)         17.93        (24,989,000)         16.45
                                   ----------                        ----------                        ----------
Outstanding December 31
   (1998 - $11.80 to
   $56.31 per share) .....         75,790,629          30.53         83,306,276          24.86         80,278,690          19.03
                                   ----------                        ----------                        ----------
Exercisable December 31 ..         54,471,524          24.51         53,472,180          19.28         60,985,222          17.13
                                   ==========                        ==========                        ==========
----------------------------------------------------------------------------------------------------------------------------------

      The following table summarizes information regarding stock options outstanding at December 31, 1998:

---------------------------------------------------------------------------------------------------------------------------------
                             OPTIONS OUTSTANDING                                                   OPTIONS EXERCISABLE
--------------------------------------------------------------------------------    ---------------------------------------------
                                           WEIGHTED AVERAGE     WEIGHTED AVERAGE                                WEIGHTED AVERAGE
       RANGE OF                NUMBER             REMAINING             EXERCISE                NUMBER                  EXERCISE
EXERCISE PRICES           OUTSTANDING      CONTRACTUAL LIFE                PRICE           EXERCISABLE                     PRICE
--------------------------------------------------------------------------------    ---------------------------------------------
$11.80 to 19.99           29,797,094              5.0 years               $17.56            29,797,094                    $17.56
 20.00 to 29.99            8,348,921              7.1 years                26.40             8,348,921                     26.40
 30.00 to 39.99           22,727,234              8.1 years                36.18            16,255,099                     36.18
 40.00 to 49.99              652,080              9.2 years                46.24                    --                        --
 50.00 to 56.31           14,265,300              9.3 years                50.32                70,410                     50.06
                          ----------                                                        ----------
 11.80 to 56.31           75,790,629              7.0 years                30.53            54,471,524                     24.51
                          ==========                                                        ==========
---------------------------------------------------------------------------------------------------------------------------------

      Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares will not be delivered prior to the end of the five-year restricted period.

      The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for stock options other than for SARs granted in tandem with stock options. If compensation expense for the Company's stock options issued in 1998, 1997 and 1996 had been determined based on the fair value method of accounting, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT
PER SHARE AMOUNTS)                       1998                 1997                 1996
-------------------------------------------------------------------------------------------
Net income less preferred
   dividends:
   As reported ............        $   2,474,284        $   2,043,063        $   1,883,338
   Pro forma ..............        $   2,412,431        $   1,981,826        $   1,841,092
Basic earnings per share:
   As reported ............        $        1.88        $        1.58        $        1.48
   Pro forma ..............        $        1.84        $        1.53        $        1.45
Net income:
   As reported ............        $   2,474,338        $   2,043,123        $   1,883,403
   Pro forma ..............        $   2,412,485        $   1,981,886        $   1,841,157
Diluted earnings per share:
   As reported ............        $        1.85        $        1.56        $        1.46
   Pro forma ..............        $        1.80        $        1.51        $        1.43
-------------------------------------------------------------------------------------------


                          American Home Products Corporation and Subsidiaries 39

      The fair value of issued stock options is estimated on the date of grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions for stock options granted in 1998, 1997 and 1996, respectively: expected volatility (the amount by which the stock price is expected to fluctuate) of 24.2%, 18.3% and 15.0%; expected dividend yield of 2.8%, 3.7% and 4.3%; risk-free interest rate of 5.6%, 6.5% and 6.4%; and expected life of four years. The weighted average fair value of stock options granted during 1998, 1997 and 1996 was $10.03, $5.86 and $3.42 per option share, respectively.

9. INCOME TAXES

The provision for income taxes consisted of:

--------------------------------------------------------------------
(IN THOUSANDS)            1998              1997             1996
--------------------------------------------------------------------
Current:
   Federal ...        $   518,450         $ 531,770         $348,649
   Foreign ...            518,200           460,028          421,816
                      -----------         ---------         --------
                        1,036,650           991,798          770,465
Deferred:
   Federal ...            108,621          (221,789)          89,033
   Foreign ...            (34,149)            1,575           12,559
                      -----------         ---------         --------
                           74,472          (220,214)         101,592
                      -----------         ---------         --------
                      $ 1,111,122         $ 771,584         $872,057
                      ===========         =========         ========
--------------------------------------------------------------------

      Net deferred tax assets, inclusive of valuation allowances for certain deferred tax assets, were reflected in the Consolidated Balance Sheets at December 31 as follows:

-----------------------------------------------------------------------
(IN THOUSANDS)                                1998              1997
-----------------------------------------------------------------------
Net current deferred tax assets ..        $  674,518        $  721,811
Net noncurrent deferred tax assets           480,913           508,092
                                          ----------        ----------
Net deferred tax assets ..........        $1,155,431        $1,229,903
                                          ==========        ==========
-----------------------------------------------------------------------

      Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves, which currently are not deductible for tax purposes. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes.

      The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

--------------------------------------------------------------------------------
(In thousands)                                      1998                1997
--------------------------------------------------------------------------------
Deferred tax assets:
   Product and environmental liabilities
      and other operating accruals .....        $   751,140         $   787,656
   Postretirement, pension and other
      employee benefits ................            455,999             496,905
   Net operating loss and other tax
      credit carryforwards .............            157,034             207,664
   Restructuring and
      reorganization accruals ..........            283,614             201,104
   Inventory reserves ..................            161,252             188,749
   Investments and advances ............             45,608              45,838
   Other ...............................             20,537              43,089
                                                -----------         -----------
Total deferred tax assets ..............          1,875,184           1,971,005
                                                -----------         -----------
Deferred tax liabilities:
   Investments .........................             (9,514)            (13,595)
   Depreciation ........................           (311,645)           (287,658)
   Pension benefits and other
      employee benefits ................            (68,911)            (77,429)
   Other ...............................            (80,632)            (62,996)
                                                -----------         -----------
Total deferred tax liabilities .........           (470,702)           (441,678)
                                                -----------         -----------
Deferred tax asset
   valuation allowances ................           (249,051)           (299,424)
                                                -----------         -----------
Net deferred tax assets ................        $ 1,155,431         $ 1,229,903
                                                ===========         ===========
--------------------------------------------------------------------------------

      Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carryforwards and portions of other deferred tax assets as the Company determined that it was more likely than not that these benefits will not be realized. During 1998, the valuation allowance decreased by $50,373,000 due primarily to the utilization of net operating loss carryforwards. During 1997, the valuation allowance increased by $4,584,000 due primarily to additional allowances related to net operating loss carryforwards.

      Reconciliations between the Company's effective tax rate and the U.S. statutory rate were as follows:

-----------------------------------------------------------------------------
TAX RATE                                 1998            1997            1996
-----------------------------------------------------------------------------
U.S. statutory rate ..........          35.0%           35.0%           35.0%
Effect of Puerto Rico and
   Ireland manufacturing
   operations ................          (5.5)           (6.1)           (5.6)
Research credits .............          (1.2)           (1.8)           (0.6)
ACY goodwill amortization ....           2.0             2.7             2.8
Gains on sales of businesses
   and other assets ..........           2.7              --            (6.4)
Special charges related to the
   acquisition of G.I ........            --              --             8.5
Other, net ...................          (2.0)           (2.4)           (2.1)
                                        ----            ----            ----
Effective tax rate ...........          31.0%           27.4%           31.6%
                                        ====            ====            ====
-----------------------------------------------------------------------------


40  Home Products Corporation and Subsidiaries

      The effective tax rate increased in 1998 due primarily to basis differences for tax and financial reporting purposes, primarily goodwill, related to the gain on the sale of the Sherwood-Davis & Geck medical devices business (see Note 2) and gains on the sales of certain non-core product rights in 1998. The effective tax rate decreased in 1997 due primarily to the reinstatement of the U.S. research tax credit in 1997 and the net tax impact of the gain on the sale of a majority interest in the foods business (see Note 2) and the special charges related to the acquisition of the remaining equity interest in G.I. in 1996 (see Note 3). The tax impact related to the gain on the sale of a majority interest in the foods business in 1996 was due to basis differences for tax and financial reporting purposes. No tax benefit was recorded with regard to the special charges related to the acquisition of the remaining equity interest in G.I. in 1996 due to the non-deductibility of the acquired in-process research and development and the uncertainty of the realizability of G.I. net operating loss carryforwards.

      Total income tax payments, net of tax refunds, for the years ended December 31, 1998, 1997 and 1996 amounted to $897,361,000, $1,021,505,000 and
$435,069,000, respectively.

10. CONTINGENCIES

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

      The Company is a defendant in numerous cases that have been consolidated in federal district court in Illinois as Brand Name Prescription Drugs Antitrust Litigation (MDL 997) relating to claims made by certain retail pharmacies against the Company and other pharmaceutical manufacturers. The Company and other pharmaceutical manufacturers also are defendants in similar litigation brought on behalf of consumers and in some cases on behalf of pharmacies in various state courts. The Company has settled the class action case in MDL 997 and certain other cases but remains as a defendant in other cases. The Company believes it has complied with the antitrust laws and other applicable laws and settled these cases in order to avoid the costs and risks of litigation. The settlement agreements are not admissions of any violation of law.

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

      The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 1998 are as follows:

------------------------------------------------------------------
(IN THOUSANDS)
------------------------------------------------------------------
1999                                                      $109,184
2000                                                       101,109
2001                                                        88,209
2002                                                        82,344
2003                                                        79,430
Thereafter                                                 121,579
                                                           -------
Total rental commitments                                  $581,855
                                                          ========
------------------------------------------------------------------


      Rental expense for all operating leases was $131,358,000 in 1998, $133,179,000 in 1997 and $121,147,000 in 1996.

11. COMPANY DATA BY OPERATING AND GEOGRAPHIC SEGMENT

The Company has four reportable segments: Pharmaceuticals, Consumer Health Care, Agricultural Products, and Corporate and All Other.

      The Pharmaceuticals segment manufactures, distributes and sells branded and generic ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, infant nutritionals, cardiovascular products, neuroscience therapies, anti-inflammatory and gastroenterology drugs, anti-infectives, vaccines, biopharmaceuticals and oncology therapies. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants.

      The Consumer Health Care segment manufactures, distributes and sells over-the-counter health care products whose principal products include analgesics, cough/cold/allergy remedies, vitamins, mineral and nutritional supplements, herbal products, and hemorrhoidal, antacid and asthma relief items.

      The Agricultural Products segment manufactures, distributes and sells crop protection and pest control products whose principal products include herbicides, insecticides, fungicides and plant growth regulators.

      Corporate is responsible for the treasury, tax, legal and compliance operations of the Company's businesses and incurs and maintains certain assets, liabilities, expenses, gains and losses related to the overall management of the Company which are not allocated to the other reportable segments. These items include interest expense, net, gains on the sales of businesses, investments and other Corporate assets, certain litigation provisions and other miscellaneous items. All Other consists of certain


                          American Home Products Corporation and Subsidiaries 41
divested businesses. Prior to December 31, 1998, the Company operated in the medical devices and food products businesses. The medical devices business, which the Company exited completely in February 1998, manufactured, distributed and sold medical devices products, which included needles and syringes, tubes, catheters, wound closure products, ophthalmic surgical equipment, enteral feeding systems, microsurgical equipment and other hospital products. The food products business, which was sold in November 1996, manufactured, distributed and sold food products, which included prepared pastas and other entrees, regional specialty foods, condiments, snack products, spreadable fruit products and other food products.

      The accounting policies of the segments described above are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income from operations before income taxes after goodwill amortization, special charges, gains on the sales of operating assets and certain other items. It does not include interest expense, net, gains on the sales of businesses, investments and other Corporate assets, certain litigation provisions and other miscellaneous items which are accumulated in Corporate.

      The Company's reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they manufacture, distribute and sell distinct products and provide services which require various technologies and marketing strategies.

      The Company is not dependent on any single or major group of customers for its sales. The Company currently manufactures, distributes and sells a diversified line of products in the reportable segments as outlined above.

COMPANY DATA BY OPERATING SEGMENT

----------------------------------------------------------------------------------------------
(IN MILLIONS)
YEARS ENDED DECEMBER 31,                            1998             1997              1996
----------------------------------------------------------------------------------------------
NET SALES TO CUSTOMERS
----------------------------------------------------------------------------------------------
Pharmaceuticals .........................        $ 8,901.8        $ 8,669.1         $ 7,924.0
Consumer Health Care ....................          2,174.7          2,091.3           2,054.6
Agricultural Products ...................          2,194.1          2,119.4           1,988.9
Corporate and All Other .................            192.1          1,316.2           2,120.8
                                                 ---------        ---------         ---------
Consolidated Total ......................        $13,462.7        $14,196.0         $14,088.3
                                                 =========        =========         =========
INCOME BEFORE TAXES
----------------------------------------------------------------------------------------------
Pharmaceuticals(1) (4) ..................        $ 2,488.3        $ 2,169.6         $ 2,149.6
Consumer Health Care(1) .................            509.7            505.1             426.1
Agricultural Products(1) ................            494.9            429.9             337.7
Corporate and All Other (1) (2) (3) (5) .             92.6           (289.9)           (157.9)
                                                 ---------        ---------         ---------
Consolidated Total ......................        $ 3,585.5        $ 2,814.7         $ 2,755.5
                                                 =========        =========         =========
DEPRECIATION AND
AMORTIZATION EXPENSE
----------------------------------------------------------------------------------------------
Pharmaceuticals .........................        $   443.8        $   416.0         $   386.2
Consumer Health Care ....................             52.3             40.0              31.3
Agricultural Products ...................            153.2            154.8             145.5
Corporate and All Other .................             15.4             91.2              95.1
                                                 ---------        ---------         ---------
Consolidated Total ......................        $   664.7        $   702.0         $   658.1
                                                 =========        =========         =========
TOTAL ASSETS
----------------------------------------------------------------------------------------------
Pharmaceuticals .........................        $11,158.2        $10,758.8         $10,335.3
Consumer Health Care ....................          1,809.6          1,319.2           1,232.2
Agricultural Products ...................          5,026.4          4,763.9           4,727.5
Corporate and All Other .................          3,084.9          3,983.2           4,490.3
                                                 ---------        ---------         ---------
Consolidated Total ......................        $21,079.1        $20,825.1         $20,785.3
                                                 =========        =========         =========
EXPENDITURES FOR LONG-LIVED ASSETS (6)(7)
----------------------------------------------------------------------------------------------
Pharmaceuticals .........................        $   571.3        $   568.4         $   471.4
Consumer Health Care ....................            100.3             95.8              26.0
Agricultural Products ...................            119.3            115.8              48.6
Corporate and All Other .................             20.5            111.9             106.2
                                                 ---------        ---------         ---------
Consolidated Total ......................        $   811.4        $   891.9         $   652.2
                                                 =========        =========         =========
----------------------------------------------------------------------------------------------


42 American Home Products Corporation and Subsidiaries

COMPANY DATA BY GEOGRAPHIC SEGMENT

----------------------------------------------------------------------------------------
(IN MILLIONS)
YEARS ENDED DECEMBER 31,                       1998             1997             1996
----------------------------------------------------------------------------------------
NET SALES TO CUSTOMERS(7)
----------------------------------------------------------------------------------------
United States ......................        $ 7,724.7        $ 8,063.0        $ 8,159.0
International ......................          5,738.0          6,133.0          5,929.3
                                            ---------        ---------        ---------
Consolidated Total .................        $13,462.7        $14,196.0        $14,088.3
                                            =========        =========        =========
LONG-LIVED ASSETS AT DECEMBER 31,(7)
----------------------------------------------------------------------------------------
United States ......................        $ 8,582.4        $ 8,705.4        $ 8,595.1
International ......................          3,981.2          4,147.0          4,291.1
                                            ---------        ---------        ---------
Consolidated Total .................        $12,563.6        $12,852.4        $12,886.2
                                            =========        =========        =========
----------------------------------------------------------------------------------------

(1) Income before taxes includes goodwill amortization for 1998, 1997 and 1996 as follows: Pharmaceuticals - $158.2, $145.1 and $140.6, Consumer Health Care - $22.6, $16.9 and $12.0, Agricultural Products - $97.1, $96.2 and $91.8, and Corporate and All Other - $0.9, $14.4 and $16.5, respectively.

(2) 1998 Corporate and All Other includes the gain on the sale of the Sherwood-Davis & Geck medical devices business of $592.1 (see Note 2).

(3) 1998 Corporate and All Other includes the charge for restructuring and related asset impairments of $343.6. The charge relates to the operating segments as follows: Pharmaceuticals - $294.9, Consumer Health Care - $26.3 and Agricultural Products - $22.4 (see Note 3).

(4) 1997 Pharmaceuticals includes the special charges of $180.0 associated with the voluntary market withdrawal of Pondimin and Redux (see Note 3).

(5) 1996 Corporate and All Other includes the gain on the sale of a majority interest in the foods business of $813.5 (see Note 2) and the special charges of $697.9 associated with the acquisition of the remaining equity interest in G.I. (see Note 3).

(6) Expenditures for long-lived assets exclude expenditures for goodwill and long-lived assets acquired in purchase business combinations as follows:
      1998 - Consumer Health Care - $408.6, 1997 -Pharmaceuticals - $413.5 and 1996 - Pharmaceuticals - $390.9, Consumer Health Care - $4.2, Agricultural Products - $17.4, and Corporate and All Other - $2.8.

(7) Other than the United States, no other country in which the Company operates had net sales or long-lived assets greater than 5% of the respective consolidated totals. The basis for attributing net sales to geographic areas is the location of the customer. Long-lived assets consist of property, plant and equipment, goodwill and other intangibles, and other assets excluding deferred taxes, net investments in equity companies and other investments.


                          American Home Products Corporation and Subsidiaries 43

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of American Home Products
Corporation:

      We have audited the accompanying consolidated balance sheets of American Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


Arthur Andersen LLP
New York, N.Y.
January 26, 1999



MANAGEMENT REPORT ON FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

John R. Stafford                                      Robert G. Blount
Chairman, President and                               Senior Executive Vice
Chief Executive Officer                               President and Chief
                                                      Financial Officer


44  American Home Products Corporation and Subsidiaries

QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                              FIRST QUARTER        SECOND QUARTER    THIRD QUARTER     FOURTH QUARTER
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)           1998                 1998              1998              1998
------------------------------------------------------------------------------------------------------------------------
Net Sales .............................        $3,666,395           $3,341,960        $3,224,119        $3,230,213
Gross Profit ..........................         2,661,965            2,421,719         2,414,535         2,347,636
Net Income ............................           982,210(1)           523,511           618,995           349,622(2)
Diluted Earnings per Share ............              0.74(1)              0.39              0.46              0.26(2)
------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                        FIRST QUARTER        SECOND QUARTER         THIRD QUARTER           FOURTH QUARTER
                                                 1997                  1997                  1997                     1997
---------------------------------------------------------------------------------------------------------------------------
Net Sales ......................           $3,603,019            $3,499,758            $3,481,870               $3,611,379
Gross Profit ...................            2,571,081             2,440,756             2,511,204                2,571,676
Net Income .....................              576,677               459,092               435,532(3)               571,822
Diluted Earnings per Share .....                 0.44                  0.35                  0.33(3)                  0.43
---------------------------------------------------------------------------------------------------------------------------

(1) First Quarter 1998 includes the gain on the sale of the Sherwood-Davis & Geck medical devices business of $592,084 ($330,782 after-tax or $0.25 per share - diluted).

(2) Fourth Quarter 1998 includes the charge for restructuring and related asset impairments of $343,600 ($240,500 after-tax or $0.18 per share - diluted).

(3) Third Quarter 1997 includes the special charges aggregating $180,000 ($117,000 after-tax or $0.09 per share - diluted) associated with the voluntary market withdrawal of Pondimin and Redux.



MARKET PRICES OF COMMON STOCK AND DIVIDENDS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                              1998 RANGE OF PRICES*                            1997 RANGE OF PRICES*
--------------------------------------------------------------------------------------------------------------------
                                                         DIVIDENDS                                        DIVIDENDS
                            HIGH            LOW          PER SHARE          HIGH            LOW           PER SHARE
--------------------------------------------------------------------------------------------------------------------
First Quarter           $   48.88       $   37.75       $    0.215      $   34.44       $   28.81       $    0.205
Second Quarter              54.25           43.75            0.215          40.38           28.50            0.205
Third Quarter               58.75           46.19            0.215          42.44           34.19            0.205
Fourth Quarter              56.50           43.94            0.225          39.41           33.72            0.215
--------------------------------------------------------------------------------------------------------------------

* Prices are those of the New York Stock Exchange - Composite Transactions. All amounts reflect the two-for-one common stock split effected in the form of a 100% stock dividend effective April 24, 1998.


                          American Home Products Corporation and Subsidiaries 45

Management's Discussion and Analysis of
Financial Condition and Results of Operations


The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 28 to 43.

RESULTS OF OPERATIONS

Management's discussion and analysis of results of operations for 1998 has been presented on an as-reported basis except for sales variation explanations which have been presented on an as-reported and a pro forma basis. The 1998 pro forma sales results reflect businesses acquired and divested in 1998 and 1997, assuming all transactions occurred as of January 1, 1997. This activity includes the divestitures of the Sherwood-Davis & Geck (effective February 27, 1998) and Storz Instrument Company (effective December 31, 1997) medical devices businesses and the acquisition of the worldwide animal health business of Solvay S.A. (effective February 28, 1997). The pro forma sales results also include the reclassification of certain retained ophthalmic pharmaceutical sales from the medical devices business to pharmaceuticals (effective January 1, 1998) assuming the reclassification had occurred as of January 1, 1997.

      Management's discussion and analysis of results of operations for 1997 has been presented on an as-reported basis except for sales variation explanations which have been presented on an as-reported and a pro forma basis. The 1997 pro forma sales results reflect businesses acquired and divested in 1997 and 1996 (except for the divestiture of Storz Instrument Company that was completed on December 31, 1997), assuming the transactions occurred as of January 1, 1996. This activity includes the acquisition of the worldwide animal health business of Solvay S.A. (effective February 28, 1997) and the divestitures of the foods business (effective November 1, 1996) and a surgical products business (effective March 14, 1996).

      Net sales decreased 5% to $13.5 billion in 1998 on an as-reported basis. On a pro forma basis, net sales increased 2%. The pro forma results reflect higher U.S. sales of pharmaceuticals and consumer health care and international sales of agricultural products offset, in part, by lower international sales of pharmaceuticals. The increase in pro forma 1998 sales was composed of unit volume growth of 3% and price increases of 1%, which were offset, in part, by unfavorable foreign exchange of 2%.

      Net sales increased 1% to $14.2 billion in 1997 on an as-reported basis. On a pro forma basis, net sales increased 5%. The pro forma results reflect higher U.S. sales of pharmaceuticals and worldwide sales of agricultural products. The increase in pro forma 1997 sales was composed of unit volume growth of 6% and price increases of 2%, which were offset, in part, by unfavorable foreign exchange of 3%.

      The following table sets forth 1998, 1997 and 1996 worldwide net sales results by operating segment together with the percentage changes in "As-Reported" and "Pro Forma" worldwide net sales from prior years:

                                                                           1998 VERSUS 1997            1997 VERSUS 1996
                                                                        -----------------------    ------------------------
(DOLLAR AMOUNTS IN MILLIONS)            YEARS ENDED DECEMBER 31,        AS-REPORTED   PRO FORMA    AS-REPORTED    PRO FORMA
                                  ----------------------------------    % INCREASE   % INCREASE    % INCREASE    % INCREASE
NET SALES TO CUSTOMERS               1998         1997        1996      (DECREASE)   (DECREASE)     (DECREASE)   (DECREASE)
----------------------               ----         ----        ----      -----------  ----------    -----------   ----------
 Operating Segment
   Pharmaceuticals                $ 8,901.8    $ 8,669.1  $  7,924.0         3%          2%             9%            7%
   Consumer Health Care             2,174.7      2,091.3     2,054.6         4%          4%             2%            2%
   Agricultural Products            2,194.1      2,119.4     1,988.9         4%          4%             7%            7%
   Corporate and All Other*           192.1      1,316.2     2,120.8       (85)%         -            (38)%           -
                                  ---------    ---------   ---------
   Consolidated Net Sales         $13,462.7    $14,196.0   $14,088.3        (5)%         2%             1%            5%
                                  ---------    ---------   ---------

* As discussed in Note 11 to the Consolidated Financial Statements, Corporate and All Other for 1998 and 1997 includes the net sales of the Company's divested medical devices business. Corporate and All Other for 1996 includes the net sales of the divested medical devices and food products businesses.


46  American Home Products Corporation and Subsidiaries

      Worldwide pharmaceutical sales increased 3% for the year ended 1998. U.S. pharmaceutical sales increased 5% for the year ended 1998. After adjusting for the acquisition of the animal health business of Solvay S.A. in 1997 and the reclassification of certain retained ophthalmic pharmaceutical sales from the medical devices business effective January 1, 1998, pro forma U.S. pharmaceutical sales also increased 5% for the year ended 1998 due primarily to higher sales of Premarin products, oral contraceptives, Effexor, Synvisc (introduced in 1997), generic pharmaceuticals, BeneFIX (introduced in 1997), Neumega (introduced in 1997), RotaShield (introduced in 1998) and Zosyn, which were offset, in part, by the voluntary market withdrawal of the Company's antiobesity products in 1997 and Duract in 1998 and lower sales of Oruvail (due to generic competition), Naprelan and Verelan (divested in 1998), Lodine products (due to generic competition) and vaccines. The increase in pro forma U.S. pharmaceutical sales for the year ended 1998 consisted of unit volume growth of 3% and price increases of 2%. Adjusting for the voluntary market withdrawals and divested products, U.S. pharmaceutical sales would have increased 13% in 1998.

      International pharmaceutical sales decreased 1% for the year ended 1998. After adjusting for the acquisition of the animal health business of Solvay S.A. in 1997 and the reclassification of certain retained ophthalmic pharmaceutical sales from the medical devices business effective January 1, 1998, pro forma international pharmaceutical sales decreased 3% for the year ended 1998. Higher sales of Effexor, Zoton, Premarin products, oral contraceptives and Tazocin were more than offset by lower sales of Minocin, infant nutritionals and other pharmaceutical products. The decrease in pro forma international pharmaceutical sales for the year ended 1998 consisted of unit volume growth of 2%, which was more than offset by unfavorable foreign exchange of 5%.

      Worldwide pharmaceutical sales increased 9% for the year ended 1997. U.S. pharmaceutical sales increased 15% for the year ended 1997. After adjusting for the acquisition of the animal health business of Solvay S.A. in 1997, pro forma U.S. pharmaceutical sales increased 13% for the year ended 1997 due primarily to higher sales of Premarin products, Effexor, Cordarone, Ziac, Naprelan (introduced in 1996), BeneFIX (introduced in 1997), Duract (introduced in 1997), Oruvail and veterinary products, which were offset, in part, by lower sales of Lodine and the voluntary market withdrawal of the Company's antiobesity products. The increase in pro forma U.S. pharmaceutical sales for the year ended 1997 consisted of unit volume growth of 11% and price increases of 2%.

      International pharmaceutical sales increased 3% for the year ended 1997. After adjusting for the acquisition of the animal health business of Solvay S.A. in 1997, pro forma international pharmaceutical sales decreased 1% for the year ended 1997. Higher sales of Zoton, Effexor, Premarin products and Tazocin were more than offset by lower sales of other pharmaceutical products. The decrease in pro forma international pharmaceutical sales for the year ended 1997 consisted of unit volume growth of 3% and price increases of 2%, which were more than offset by unfavorable foreign exchange of 6%.

      Worldwide consumer health care sales increased 4% for the year ended 1998. U.S. consumer health care sales increased 6% for the year ended 1998 due primarily to higher sales of nutritional supplements, including Centrum products, Solgar products (acquired in 1998) and Caltrate, and Advil, which were offset, in part, by lower sales of Axid AR and cough/cold products. The increase in U.S. consumer health care sales for the year ended 1998 consisted of unit volume growth of 5% and price increases of 1%. Solgar products contributed 3% to 1998 unit volume growth.

      International consumer health care sales increased 1% for the year ended 1998 due primarily to higher sales of nutritional supplements, including Centrum products, Caltrate and Solgar products (acquired in 1998), and Advil, which were offset, in part, by the effect of the disposal of several non-core products in 1997 and lower sales of cough/cold products. The increase in international consumer health care sales for the year ended 1998 consisted of unit volume growth of 5% and price increases of 1%, which were offset, in part, by unfavorable foreign exchange of 5%. Solgar products contributed 1% to 1998 unit volume growth.

      Worldwide consumer health care sales increased 2% for the year ended 1997. U.S. consumer health care sales decreased 2% for the year ended 1997. Higher sales of Advil and Centrum products were more than offset by the effect of the disposal of several non-core products in late 1996 and early 1997 and lower sales of Orudis KT. The decrease in U.S. consumer health care sales for the year ended 1997 consisted of unit volume declines of 3%, which were offset, in part, by price increases of 1%.


                         American Home Products Corporation and Subsidiaries  47

      International consumer health care sales increased 9% for the year ended 1997 due primarily to higher sales of Centrum products (which were launched in additional international markets) and Advil. The increase in international consumer health care sales for the year ended 1997 consisted of unit volume growth of 10% and price increases of 3%, which were offset, in part, by unfavorable foreign exchange of 4%.

      Worldwide agricultural products sales increased 4% for the year ended 1998. U.S. agricultural products sales for the year ended 1998 were comparable with the prior year. Higher sales of Raptor and Lightning herbicides (both introduced in 1997) and Counter insecticide were offset by lower sales of Pursuit, Scepter and Squadron herbicides (due primarily to unfavorable weather conditions, sales of Raptor and other competitive factors). U.S. agricultural products sales for the year ended 1998 consisted of unit volume declines of 4%, which were offset by price increases of 4%. Due to the seasonality of the U.S. agricultural products business, a majority of the U.S. agricultural products sales and results of operations are realized in the first half of the year.

      International agricultural products sales increased 6% for the year ended 1998 due primarily to higher sales of Odyssey (introduced in 1997), Squadron, Utopia (introduced in 1997) and other herbicides, and Acrobat fungicide, which were offset, in part, by lower sales of Scepter herbicide and other fungicides. The increase in international agricultural products sales for the year ended 1998 consisted of unit volume growth of 9% and price increases of 1%, which were offset, in part, by unfavorable foreign exchange of 4%.

      Worldwide agricultural products sales increased 7% for the year ended 1997. U.S. agricultural products sales increased 6% for the year ended 1997 due primarily to introductory sales of Steel and Lightning herbicides and higher sales of Prowl and Squadron herbicides due, in part, to increased soybean acreage. The increase in U.S. agricultural products sales for the year ended 1997 consisted of unit volume growth of 3% and price increases of 3%.

      International agricultural products sales increased 7% for the year ended 1997 due primarily to higher sales of Pursuit and Scepter herbicides, particularly in Latin America, resulting primarily from increased soybean acreage, Counter insecticide and Acrobat fungicide, which were offset, in part, by lower sales of other insecticides and fungicides. The increase in international agricultural products sales for the year ended 1997 consisted of unit volume growth of 11% and price increases of 2%, which were offset, in part, by unfavorable foreign exchange of 6%.

      All other sales, which consist of the Company's divested medical devices (1998, 1997 and 1996) and food products (1996) businesses, decreased 85% and 38% for the years ended 1998 and 1997, respectively. In February 1998, the Company sold the Sherwood-Davis & Geck medical devices business. This transaction completed the Company's exit from the medical devices business. In December 1997, the Company sold the stock of Storz Instrument Company and affiliated companies and certain assets related to the Storz business. In November 1996, the Company completed the sale of a majority interest (80%) in the American Home Foods business. During 1998 and 1997, the Company sold its remaining equity interest in the foods business.

      Cost of goods sold, as a percentage of net sales, decreased to 26.9% for the year ended 1998 compared with 28.9% for the year ended 1997 due primarily to an overall product mix improvement as increased sales of higher margin pharmaceuticals, consumer health care and agricultural products partially replaced the loss of lower margin medical devices sales resulting from the divestitures of the medical devices businesses, and, to a lesser extent, cost savings and synergies. Cost of goods sold, as a percentage of net sales, decreased to 28.9% for the year ended 1997 compared with 31.6% in 1996 due primarily to an overall product mix improvement as increased sales of higher margin pharmaceuticals and agricultural products replaced the loss of lower margin food products sales, a favorable pharmaceutical and agricultural products sales mix, and, to a lesser extent, cost savings and synergies. Cost savings and synergies resulted from the restructuring and consolidation of various manufacturing and quality control functions, primarily in the pharmaceutical business, related to the American Cyanamid Company (ACY) acquisition and the Company's previously announced Organizational Effectiveness and Supply Chain programs.

      Selling, general and administrative expenses, as a percentage of net sales, decreased to 36.6% for the year ended 1998 versus 37.3% for the year ended 1997. Lower selling, general and administrative expenses resulting from the divestitures of the medical devices businesses, lower marketing expenses due to pharmaceutical product withdrawals and divestitures, and lower promotional expenses for certain consumer health care products were offset, in part, by higher marketing and selling expenses for product launches and additional expenses relating to information technology initiatives. Selling, general and administrative


48 American Home Products Corporation and Subsidiaries expenses, as a percentage of net sales, increased to 37.3% for the year ended 1997 compared with 37.1% in 1996. Higher marketing and selling expenses related to pharmaceutical and agricultural product introductions were offset by the elimination of marketing and selling expenses associated with the divestiture of the foods business. Higher general and administrative expenses were due, in part, to increased pension costs and additional goodwill amortization related to the Genetics Institute, Inc. (G.I.) and Solvay S.A. animal health acquisitions.

      Research and development expenses increased 6% for the year ended 1998 due primarily to higher pharmaceutical research and development expenditures, particularly in the biopharmaceutical area, and operating costs related to pharmaceutical research and development facility expansions, which were offset, in part, by lower research and development expenses resulting from the divestitures of the medical devices businesses. Research and development expenses increased 9% for the year ended 1997 compared with 1996 due primarily to higher pharmaceutical research and development expenditures and operating costs related to pharmaceutical research and development facility expansions. Pharmaceutical research and development expenditures accounted for 84%, 80% and 78% of total research and development expenditures in 1998, 1997 and 1996, respectively. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical sales, exclusive of infant nutritional sales, were 17%, 16% and 15% in 1998, 1997 and 1996, respectively.

      Interest expense, net decreased 44% for the year ended 1998 due primarily to the reduction in long-term debt during 1998 as the proceeds from the sale of the Sherwood-Davis & Geck medical devices business were used primarily to reduce outstanding commercial paper. Interest expense, net decreased 14% for the year ended 1997 due primarily to the reduction in long-term debt during 1997 and 1996. Average long-term debt outstanding during 1998 and 1997 was $4,445.5 million and $5,526.2 million, respectively.

      Other income, net for 1998, 1997 and 1996 included gains on the sales of non-strategic assets, including certain generic and non-core product rights, and foreign exchange losses. Other income, net for 1998 also included a gain on the sale of the remaining portion of the equity interest in the foods business. Other income, net for the year ended 1997 also included gains on the sales of Storz Instrument Company, investments in the common stock of certain publicly traded insurance companies and a portion of the equity interest in the foods business, which were offset, in part, by the cost of the settlement of a lawsuit and other contingent liability adjustments (excluding any charges which may result from legal actions related to Pondimin and Redux). Other income, net for the year ended 1996 also included a gain on the sale of Symbiosis Corp.

      As discussed in Note 3 to the Consolidated Financial Statements, in December 1998, the Company recorded a charge for restructuring and related asset impairments of $343.6 million ($240.5 million after-tax or $0.18 per share - diluted) to recognize the costs of the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems and a reduction in personnel from the globalization of certain business units. The restructuring charge included provisions for personnel costs, fixed asset write-offs and other closure/exit costs. Annual pre-tax savings from these initiatives are expected to be fully realized in 2002 and total approximately $160.0 million.

      As discussed in Note 3 to the Consolidated Financial Statements, in September 1997, the Company announced the voluntary market withdrawal of fenfluramine HCl, manufactured and sold under the name Pondimin, and dexfenfluramine HCl, marketed under the name Redux. The Company took this action and withdrew the products on the basis of new, preliminary information regarding heart valve abnormalities in patients using these medications. The 1997 results of operations included special charges aggregating $180.0 million ($117.0 million after-tax or $0.09 per share - diluted) to record the one-time costs associated with the voluntary market withdrawal. The special charges included provisions for product returns, notification and administrative handling fees, the writedown of inventory and supplies, and other related costs. These costs did not include provisions for any subsequent charges which may result from legal actions related to these products.

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


                        American Home Products Corporation and Subsidiaries   49

      The effective tax rate increased to 31.0% in 1998 from 27.4% in 1997 due primarily to basis differences for tax and financial reporting purposes, primarily goodwill, related to the gain on the sale of the Sherwood-Davis & Geck medical devices business and gains on the sales of certain non-core product rights in 1998. The effective tax rate decreased to 27.4% in 1997 from 31.6% in 1996 due primarily to the reinstatement of the U.S. research tax credit in 1997 and the 1996 net tax impact of the gain on the sale of a majority interest in the foods business and the special charges related to the acquisition of the remaining equity interest in G.I.

      Net income and diluted earnings per share for the year ended 1998 on an as-reported basis increased 21% and 19%, respectively, above 1997 levels. Results for the year ended 1998 included the after-tax gain on the sale of the Sherwood-Davis & Geck medical devices business of $330.8 million ($0.25 per share - diluted) and the after-tax charge for restructuring and related asset impairments of $240.5 million ($0.18 per share - diluted) associated with the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems and a reduction in personnel from the globalization of certain business units. Results for the year ended 1997 included the after-tax special charges aggregating $117.0 million ($0.09 per share - diluted) associated with the voluntary market withdrawal of Pondimin and Redux. Excluding the gain on the sale and restructuring charge from 1998 results and the special charges from 1997 results, net income and diluted earnings per share for the year ended 1998 increased 10% and 8%, respectively, over 1997 amounts. The increases in net income and diluted earnings per share, excluding the special items, were greater than the as-reported net sales results due primarily to increased sales of higher margin pharmaceuticals, consumer health care and agricultural products; lower selling, general and administrative expenses and interest expense; lower provisions for litigation and other accruals; and additional one-time gains from the sale of certain non-strategic assets, which were offset, in part, by the divestiture of lower margin medical devices sales and higher pharmaceutical research and development expenditures.

      Net income and diluted earnings per share for the year ended 1997 on an as-reported basis increased 8% and 7%, respectively, above 1996 levels. Results for the year ended 1997 included the after-tax special charges aggregating $117.0 million ($0.09 per share - diluted) associated with the voluntary market withdrawal of Pondimin and Redux. Results for the year ended 1996 included an after-tax gain on the sale of a majority interest in the foods business of $706.3 million ($0.55 per share - diluted) and the special charges related to the acquisition of the remaining equity interest in G.I. aggregating $697.9 million ($0.54 per share - diluted). Excluding the special charges from 1997 results and the gain on the sale of a majority interest in the foods business and the special charges from 1996 results, net income and diluted earnings per share for the year ended 1997 increased 15% and 13%, respectively, over 1996 amounts. The increases in net income and diluted earnings per share, excluding the special items, were greater than the as-reported net sales results due primarily to increased sales of higher margin pharmaceuticals and agricultural products, a favorable pharmaceutical and agricultural products sales mix, lower interest expense, and cost savings and synergies offset, in part, by the divestiture of lower margin food products sales and higher pharmaceutical research and development expenditures.

EURO CURRENCY

On January 1, 1999, 11 of the 15 member countries of the European Union adopted the "Euro" as a new common legal currency. The Company has evaluated the impact of the Euro conversion on its businesses. Critical areas of potential business impact were identified and appropriate strategies developed. The costs related to the Euro conversion will not have a material adverse effect on the Company's financial position or results of operations. However, the conversion to the Euro may have competitive implications on the Company's pricing and marketing strategies, the total impact of which is not known at this time.

COMPETITION

The Company operates in the highly competitive health care and agrochemical industries. The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, one of the Company's conjugated estrogens products manufactured from pregnant mare's urine, which has not had patent protection for many years, is the leader in its category and does contribute significantly to sales and results of operations. Premarin's principal uses are to treat the symptoms of menopause and osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms, and some of these products also have obtained marketing approval for the treatment of osteoporosis. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. Some companies have attempted to obtain approval for generic versions of Premarin. These products, if approved, would be routinely substitutable for Premarin under many state laws and third-party insurance payer plans. In May 1997, the U.S. Food and Drug Administration (FDA) announced that it would not approve certain synthetic estrogen products as generic equivalents of Premarin given


50 American Home Products Corporation and Subsidiaries known compositional differences between the active ingredient of these products and Premarin. Although the FDA has not approved any generic equivalent to Premarin to date, Premarin will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to some form of generic competition from either natural or synthetic generic conjugated estrogens products in the future.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

Cash and cash equivalents increased $130.9 million in 1998 to $1,182.3 million. Proceeds from the sale of the Sherwood-Davis & Geck medical devices business and sales of other assets of $2,362.0 million, cash flows from operating activities of $1,514.7 million and proceeds from the exercise of stock options of $403.8 million were used principally for long-term debt reduction of $1,179.7 million, dividend payments of $1,143.3 million, capital expenditures of $809.8 million, the purchase of the vitamin and nutritional supplement business of Solgar Vitamin and Herb Company Inc. for $425.0 million and common stock repurchases of $414.6 million. Capital expenditures included strategic investments in manufacturing and distribution facilities worldwide and the expansion of the Company's research and development facilities.

      The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's cash flows, results of operations or financial position given the concentration of sales in the United States. No single foreign currency accounted for more than 5% of 1998 worldwide sales. However, the Company anticipates that the Euro will account for more than 5% of worldwide sales in future periods. Asian-Pacific financial instability did not have a material impact on the Company's results of operations in 1998 since these operations are not material to the Company's consolidated operations. In addition, the Company believes that if Asian-Pacific financial instability continues, it will not have a material impact on the Company's future results of operations.

      In 1998, the Company reduced its $5.0 billion of revolving credit facilities to $2.0 billion by terminating the $2.5 billion, 364-day credit facility in its entirety and by reducing the $2.5 billion, five-year credit facility to $2.0 billion. The Company has outstanding $1.0 billion of 7.70% notes due February 2000 and $1.0 billion of 7.90% notes due February 2005 under a $3.5 billion shelf registration statement. The non-callable notes are unsecured and unsubordinated.

      Proceeds from the sale of the Sherwood-Davis & Geck medical devices business were used primarily to reduce outstanding commercial paper and to terminate the Company's $2.3 billion of interest rate swap agreements. The cost to unwind these interest rate swap agreements was charged against the gain on the sale.

      At December 31, 1998, the carrying values of cash and cash equivalents approximate fair value due to the short-term, highly liquid nature of the cash equivalents which have original maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

      At December 31, 1998, the fair value of the Company's long-term debt, including the current portion, was $4,123.9 million. If interest rates were to increase or decrease by one percentage point, the fair value of the long-term debt would decrease or increase by approximately $114.2 million.

      At December 31, 1998, the fair value of the $799.3 million notional amount of foreign exchange forward contracts was a net payable of $0.5 million. As foreign exchange rates change from period to period, the fluctuations in the fair value of the foreign exchange forward contracts are offset by fluctuations in the fair value of the underlying hedged transactions. If the value of the U.S. dollar were to increase or decrease by 10% in relation to all hedged foreign currencies, the net payable would decrease or increase by approximately $68.7 million.

      The ratio of earnings to fixed charges increased to 10.5 in 1998 from 6.4 in 1997. The increase was due to increased income before federal and foreign taxes and reduced fixed charges, which resulted from lower interest expense due to the reduction in long-term debt. Excluding the gain on the sale and the restructuring charge from 1998 results and the special charges from 1997 results, the ratio of earnings to fixed charges increased to 9.8 in 1998 from
6.7 in 1997.

      The Company has a common stock repurchase program under which the Company is authorized to repurchase 33,132,860 shares at December 31, 1998. Depending upon, among other things, market conditions, the Company intends to continue to repurchase common stock during 1999.

      The Company's objectives are to continue to further reduce its current debt position, including, but not limited to, additional sales of non-strategic assets. Management is confident that cash flows from operating activities will be adequate to repay both the principal and interest on the remaining ACY acquisition financing without requiring the disposition of any significant strategic core businesses or assets and, further, to allow the Company to continue to fund its operations, pay dividends and maintain its ongoing programs of capital expenditures, including the amount already committed at December 31, 1998 of approximately $278.5 million, without restricting its ability to make further acquisitions as may be appropriate.


                         American Home Products Corporation and Subsidiaries  51

YEAR 2000

As described below, the Company has recognized the importance of addressing Year 2000 problems and has committed certain resources to identify and correct potential problems in order to minimize the impact on its business.

      The Company's Year 2000 program is organized into three functional areas:
Information Technology (IT), which includes computer systems and related application software; Embedded Chips (EC), which are hidden internal components of many non-computer devices and machinery; and Business Partners (BP), which include suppliers, customers and governmental agencies. The program methodology is organized into three phases: Phase I: Inventory, Assessment and Project Planning; Phase II: Remediation and Testing; and Phase III: Certification, Implementation and Contingency Planning. Phase I activities for IT have been completed. Various Phase II activities for IT are in process or have been substantially completed with the application software returned to production. Certain Phase III activities for IT currently are under way. A substantial amount of Phase I activities for EC have been completed. Several Phase II activities for EC have commenced with some remediation and testing completed. The inventory of critical BP at most locations has been substantially completed, and assessment and project planning currently are under way. For all three functional areas, Phase I activities are expected to be completed by the end of the 1999 first quarter, Phase II activities are expected to be completed by the end of the 1999 second quarter and Phase III activities are expected to be completed by the end of the 1999 third quarter.

      The costs of remediation and appropriate replacement projects for Year 2000 activities are estimated to be, in the aggregate, approximately $150 million. The costs include operating and capital costs of approximately $100 million and $50 million, respectively, for all phases within each functional area. These costs do not include any internal costs. Through December 31, 1998, $38 million and $11 million have been incurred for operating and capital costs, respectively, related to the Year 2000 program. The costs related to Year 2000 are not expected to have a material adverse effect on the Company's results of operations or financial position.

      The Company has not yet formulated its most reasonably likely worst-case scenario with respect to possible losses related to Year 2000 problems.

      The Company has initiated the Contingency Planning process. The Company will be developing business continuity plans for those areas that are critical to the Company's business. These business continuity plans will be designed to mitigate significant disruptions to business flows beyond the end of 1999.

      The Company anticipates that the required modifications and replacements of its critical systems and applications will be completed prior to the Year 2000. However, the Company may be unable to implement these modifications and replacements on a timely basis, and, even if the Company does make these modifications and replacements, they may not be effective in addressing the problems identified. If the required modifications and replacements are not completed in a timely manner or are not successful, there could be a material adverse effect on the Company's results of operations.

      The Company currently has limited information on Year 2000 compliance by its key third-party suppliers, service providers, distributors, wholesalers and certain other entities with which the Company has a business relationship (business partners). There could be a material adverse effect on the Company's business partners' operations if they do not successfully and timely achieve Year 2000 compliance. If the Company's business partners experience Year 2000 compliance issues, there could be a material adverse effect on the Company's results of operations.

      The Company cannot guarantee that its remediation efforts will adequately address Year 2000 problems in a timely manner or that it will be able to modify and replace any or all of the Company's critical systems and applications in accordance with its plans. In addition, the Company cannot assure that any modifications and replacements will effectively address Year 2000 problems. If the Company does not complete the required conversions on time, or if it is not successful, there could be a material adverse effect on the Company's results of operations. Furthermore, the Company cannot guarantee that other companies will make necessary, timely and successful conversions to their systems on which the Company's systems and business flows depend. Although the Company intends in the second and third quarters of 1999 to develop contingency plans detailing actions that the Company will take in the event the execution of its Year 2000 remediation efforts are not successfully completed on a timely basis, the Company has not yet developed such plans. As discussed below, the Company will identify additional risk factors related to Year 2000 problems in Exhibit 99 to the Company's 1998 Annual Report on Form 10-K, which will be filed by March 31, 1999.

COMPANY STATEMENTS FOR FORWARD-LOOKING INFORMATION

This Annual Report, including management's discussion and analysis set forth above, contains certain forward-looking statements, including statements regarding the Company's results of operations, Euro currency, competition, liquidity, financial condition and capital resources, and Year 2000. These forward-looking statements are based on current expectations. Certain factors which could cause the Company's actual results to differ materially from expected and historical results have been identified by the Company in Exhibit 99 to the Company's 1997 Annual Report on Form 10-K and the Company's 1998 Annual Report on Form 10-K, which will be filed by March 31, 1999.


52  American Home Products Corporation and Subsidiaries

Directors and Officers

BOARD OF DIRECTORS


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

John P. Mascotte (3),(5)
President and CEO,
Blue Cross and Blue Shield
of Kansas City

Mary Lake Polan,
M.D., Ph.D. (4),(5)
Professor and Chairman,
Department of Gynecology
and Obstetrics, Stanford
University School of Medicine

Ivan G. Seidenberg (2),(5)
Chairman and Chief Executive Officer,
Bell Atlantic Corporation

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

Robert I. Levy, M.D. (6),(7)
Senior Vice President -
Science and Technology

William J. Murray (6),(7)
Senior Vice President

David M. Olivier (6),(7)
Senior Vice President

John B. Adams
Vice President - Corporate Development

Egon E. Berg
Vice President and
Associate General Counsel

Thomas G. Cavanagh
Vice President - Investor
Relations

John R. Considine (6),(7)
Vice President - Finance

Bruce Fadem
Vice President - Corporate
Systems and Chief Information Officer

Leo C. Jardot
Vice President - Government Relations

Gerald A. Jibilian
Vice President and
Associate General Counsel

Paul J. Jones (6)
Vice President and Comptroller

Rene R. Lewin (6)
Vice President - Human Resources

Thomas M. Nee (6)
Vice President - Taxes

Marily H. Rhudy
Vice President - Public Affairs

Steven A. Tasher
Vice President - Environmental
Affairs and Associate
General Counsel

Jack M. O'Connor
Treasurer

Eileen M. Lach
Secretary


PRINCIPAL DIVISION AND SUBSIDIARY OFFICERS

Global Agricultural
Products, American
Cyanamid Company
Howard L. Minigh, Ph.D. (7)
President

Global Agricultural
Products Research
Division
Mark W. Atwood, Ph.D.
President

Fort Dodge Animal
Health Division
E. Thomas Corcoran (7)
President

Immunex Corporation*
Edward V. Fritzky
Chairman and Chief
Executive Officer

Specialty Pharmaceuticals
Division
David G. Strunce
President

Whitehall International,
Inc.
Bruce I. Macphail (7)
President

Whitehall-Robins
Healthcare
David M. Olivier (6),(7)
Senior Vice President, AHP

Wyeth-Ayerst Global
Pharmaceuticals
Bernard Poussot (7)
President

Wyeth-Ayerst Global
Pharmaceuticals -
Europe, Middle East
and Africa
Robert N. Power
President

Wyeth-Ayerst Global
Pharmaceuticals -
Intercontinental Region
Mark M. Larsen
President

Wyeth-Ayerst Global
Pharmaceuticals -
North America
Joseph M. Mahady (7)
President

Wyeth-Ayerst Research
L. Patrick Gage, Ph.D.(7)
President

Wyeth Vaccines and
Nutrition
Kevin L. Reilly
President



(1) Executive Committee
(2) Audit Committee
(3) Compensation and Benefits Committee
(4) Corporate Issues Committee
(5) Nominating Committee
(6) Finance Committee
(7) Operations Committee

----------
* AHP is majority owner

                         American Home Products Corporation and Subsidiaries  53

Corporate Data


EXECUTIVE OFFICES

American Home Products Corporation
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000


STOCK TRADING INFORMATION

American Home Products stock is listed on the New York Stock Exchange (ticker symbol: AHP).


INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105


ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, April 22, 1999, at the Headquarters Plaza Hotel in Morristown, New Jersey.


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

AHP ON THE INTERNET

American Home Products' Internet address is:
http://www.ahp.com

TRADEMARKS

Product designations appearing in differentiated type are trademarks.


54  American Home Products Corporation and Subsidiaries

Principal Products - United States

ETHICAL PHARMACEUTICALS AND VACCINES

Women's Health                               Pain and Arthritis
Alesse                                       Enbrel
Crinone                                      Lodine XL
Lo/Ovral                                     Oruvail
Nordette                                     Synvisc
Premarin
Premarin Vaginal Cream                       Vaccines
Premphase                                    Acel-Imune
Prempro                                      FluShield
Triphasil                                    HibTITER
                                             Orimune
Cardiovascular                               Pnu-Imune 23
Cordarone                                    RotaShield
Cordarone I.V.                               Tetramune
Inderal LA
ISMO                                         Oncology Therapies
Isordil                                      Leukine
Quinidex                                     Neumega
Sectral                                      Novantrone
Tenex                                        Thioplex
Zebeta
Ziac                                         Anti-Infectives
                                             Bicillin
Neuroscience Therapies                       Minocin
Ativan                                       Pipracil
Effexor                                      Suprax
Effexor XR                                   Zosyn
Serax
                                             Other Products
                                             BeneFIX
                                             Diamox
                                             Phenergan


CONSUMER HEALTH CARE

Analgesics and
Cough/Cold/Allergy
Advil
Advil Cold & Sinus
Anacin
Children's Advil
Dimetapp
Dristan
Robitussin

Nutritional
Supplements
Caltrate
Centrum
Centrum Herbals
Centrum Silver
Solgar

Other Products
Anbesol
Axid AR
Chap Stick
Denorex
FiberCon
Preparation H
Primatene


AGRICULTURAL PRODUCTS

Herbicides
Arsenal
Assert
Cadre
Lightning
Prowl
Pursuit
Raptor
Scepter
Squadron
Steel

Fungicides and
Insecticides
Acrobat
Amdro
Counter
Thimet


ANIMAL HEALTH CARE

Veterinary
Pharmaceuticals and
Biologicals
Cydectin
Dicural
Duramune
EtoGesic
Fel-O-Vax
Fluvac
GiardiaVax
Ketaset
LymeVax
Nolvasan
Panalog
PolyFlex
PYRAMID
Quest
Suvaxyn
Synanthic
Synovex
ToDAY
ToMORROW
Torbugesic
Triangle


The above principal products are identified as trademarks used by American Home Products Corporation and its subsidiaries.

                                                  Design: Arnold Saks Associates
                                                  Text: Linda Errante
                                                  [RECYCLE LOGO]
                                                  This report is printed
                                                  on recycled paper.

                         American Home Products Corporation and Subsidiaries  55