Form 10-K, Exhibit 13
period 1999-12-31
AMERICAN HOME PRODUCTS CORP
filed 2000-03-29
CIK 5187

Accelerating the Pace of Innovation

American Home Products Corporation

                                                              Annual Report 1999

                               [GRAPHIC OMITTED]

Targeting Disease with First-in-Class Products

AHP recently introduced - in a remarkably short timeframe - Sonata, Rapamune, Meningitec, ReFacto and Prevnar. These innovative products target some of the world's most debilitating diseases and challenging health problems. Their introduction underscores the depth and productivity of AHP's pharmaceutical product pipeline. A listing of other worldwide products in post-Phase I trials follows.

                                                                      Pipeline >

IFC Pharmaceutical Pipeline
  2 Chairman's Report
  7 AHP's Focus Franchises
 22 AHP at a Glance
 26 Research
 27 Financial Section
 56 Directors and Officers
 57 Principal Products
 58 Corporate Data

                               [GRAPHIC OMITTED]

AHP's Pipeline:
Accelerating the Pace of New Products to Market

                                             Phase II   Phase III   Registration

Women's Health
--------------------------------------------------------------------------------
Minesse(R) Low-dose oral contraceptive (international)
--------------------------------------------------------------------------------
Trimegestone
   -----------------------------------------------------------------------------
   With Premarin(R): hormone replacement therapy
    with endometrial protection (United States)
   -----------------------------------------------------------------------------
   With 17 (beta)-estradiol: hormone replacement therapy
    with endometrial protection (international)
   -----------------------------------------------------------------------------
   With ethinyl estradiol: oral contraception
--------------------------------------------------------------------------------
Prempro(TM) Lower dosage for osteoporosis and
      menopausal symptoms
--------------------------------------------------------------------------------
TSE-424 Tissue-selective estrogen for osteoporosis

Neuroscience
--------------------------------------------------------------------------------
Effexor(R) XR/Effexor(R)
   -----------------------------------------------------------------------------
   Long-term treatment of generalized anxiety disorder
   -----------------------------------------------------------------------------
   Social anxiety disorder
   -----------------------------------------------------------------------------
   Relapse/recurrence of depression
   -----------------------------------------------------------------------------
   Pediatric usage
--------------------------------------------------------------------------------
Sonata(R)
   -----------------------------------------------------------------------------
   Thirty-five night usage
   -----------------------------------------------------------------------------
   Middle-of-night dosing
--------------------------------------------------------------------------------
Retigabine Anti-epileptic

Vaccines
--------------------------------------------------------------------------------
Meningitec(TM)
   -----------------------------------------------------------------------------
   Meningococcal C conjugate vaccine (Pan-European)
--------------------------------------------------------------------------------
Prevnar(TM)/Prevenar(TM)
   -----------------------------------------------------------------------------
   Seven-valent pneumococcal conjugate vaccine
   -----------------------------------------------------------------------------
   Nine-valent pneumococcal conjugate vaccine
--------------------------------------------------------------------------------
FluMist(TM) Cold adapted intranasal influenza vaccine
--------------------------------------------------------------------------------
Meningococcal C conjugate/nine-valent

pneumococcal conjugate Combination vaccine
--------------------------------------------------------------------------------
RSV subunit vaccine Respiratory syncytial virus vaccine

Anti-Infectives
--------------------------------------------------------------------------------
Zosyn(R)/Tazocin(R)
   -----------------------------------------------------------------------------
   Intra-abdominal infections Q8H
   -----------------------------------------------------------------------------
   Febrile neutropenia
   -----------------------------------------------------------------------------
   Nosocomial pneumonia Q6H
   -----------------------------------------------------------------------------
   Pediatric indications
--------------------------------------------------------------------------------
GAR-936 Antibiotic

                                             Phase II   Phase III   Registration

Musculoskeletal
--------------------------------------------------------------------------------
Enbrel(R) Disease modification in early RA
--------------------------------------------------------------------------------
Synvisc(R)
   -----------------------------------------------------------------------------
   Six-month duration of action
   -----------------------------------------------------------------------------
   Twelve-month duration of action
   -----------------------------------------------------------------------------
   Additional joints
--------------------------------------------------------------------------------
rhBMP-2
   -----------------------------------------------------------------------------
   Orthopaedic trauma
   -----------------------------------------------------------------------------
   Dental/craniofacial surgery
   -----------------------------------------------------------------------------
   Spinal fusion
   -----------------------------------------------------------------------------
   Periodontal
   -----------------------------------------------------------------------------
   Osteonecrosis

Oncology
--------------------------------------------------------------------------------
Mylotarg (TM) Relapsed acute myeloid leukemia
--------------------------------------------------------------------------------
rhIL-11 Mucositis

Transplantation and Immunology
--------------------------------------------------------------------------------
Rapamune(R)
   -----------------------------------------------------------------------------
   Renal transplantation - liquid (international)
   -----------------------------------------------------------------------------
   Renal transplantation - tablets (United States)
   -----------------------------------------------------------------------------
   Renal transplantation - tablets (Europe)
   -----------------------------------------------------------------------------
   Cyclosporin induction
   -----------------------------------------------------------------------------
   Liver transplantation
   -----------------------------------------------------------------------------
   Heart transplantation
--------------------------------------------------------------------------------
rhIL-11 Crohn's disease

Hemophilia and Special Opportunities
--------------------------------------------------------------------------------
BeneFIX(R) Hemophilia B (Japan)
--------------------------------------------------------------------------------
ReFacto(R) Hemophilia A (United States)
--------------------------------------------------------------------------------
Protonix(R) (United States)
   -----------------------------------------------------------------------------
   I.V. for erosive esophagitis
   -----------------------------------------------------------------------------
   Oral maintenance
   -----------------------------------------------------------------------------
   I.V. for Zollinger-Ellison Syndrome
   -----------------------------------------------------------------------------
   Oral H. pylori eradication
--------------------------------------------------------------------------------
Enbrel(R) Congestive heart failure

1999 Highlights

Years Ended December 31,                                 1999               1998
(In thousands except per share amounts)
--------------------------------------------------------------------------------
Net Sales                                         $13,550,176        $13,462,687
--------------------------------------------------------------------------------
Net Income (Loss)*                                 (1,227,121)         2,474,338
--------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share                       (0.94)              1.85
--------------------------------------------------------------------------------
Dividends per Common Share                              0.905               0.87
--------------------------------------------------------------------------------
Total Assets                                       23,906,277         21,079,068
--------------------------------------------------------------------------------
Stockholders' Equity                                6,214,747          9,614,796
--------------------------------------------------------------------------------

* See Management's Discussion and Analysis of Financial Condition and Results of Operations for amounts related to the litigation charge, gain on the sale of business and special charges for the years ended December 31, 1999 and 1998.

1999 in Brief

      During 1999, AHP encountered difficulties that caused shareholder value to decline. We are determined to recover this value and have taken significant steps toward achieving this goal.

      The biggest challenge faced by the Company in 1999 was litigation in connection with the voluntary market withdrawal of our antiobesity products. We made significant progress toward resolving this issue through the establishment, in October 1999, of a comprehensive, national settlement agreement. This settlement agreement was developed by attorneys for the Company and by plaintiffs' attorneys involved in various federal and state cases. The Company recorded a charge to provide for expected costs of the settlement and related matters, resulting in a net loss for the year. The details of this action are discussed in the financial section of this report.

      We are optimistic that the settlement will help to put this difficulty behind us and will allow us to move forward.

      With regard to the proposed merger between AHP and Warner-Lambert, we are disappointed that this opportunity did not come to fruition. As we have noted in the past, consolidation is attractive in our industry due to the high cost of bringing a new drug to market. However, we strongly feel that our own resources, including AHP's broad product franchise and our new product efforts, will allow our Company to expand its position as a leader in the industry.

      During 1999, we began to pursue the divestiture of our agricultural products business. This business had a difficult year due, in large part, to poor conditions in the agricultural industry. However, historically it has been a significant contributor to AHP, demonstrating growth in preceding years. After divestiture of our agricultural products business, virtually our entire portfolio will consist of pharmaceutical, consumer health care and animal health products.

----------

Cover: AHP enters 2000 with great momentum as several innovative products reach the children and adults who can benefit most from the unique properties of these therapies.

Chairman's
Report

[PHOTO]
John R. Stafford  Chairman, President and Chief Executive Officer

1999 was both a year of accomplishment and, as discussed in "1999 in Brief," a year of difficulty for American Home Products Corporation. On the positive side, our core pharmaceutical business performed well and launched four innovative and important new products during the year - Sonata, Rapamune, ReFacto and Meningitec. Additionally, in February 2000, we received U.S. market clearance for Prevnar and European market clearance for Enbrel. Protonix also was approved in the United States in February 2000.

Sales and Results of Operations in 1999

In 1999, total worldwide net sales for the Company exceeded $13.5 billion, increasing 2 percent for the full year. This increase, which is adjusted for the sale of the Sherwood-Davis & Geck medical devices business in February 1998, was due primarily to a 9 percent increase in human pharmaceutical sales worldwide and a 9 percent rise in global sales of consumer health care products. These increases were offset, in part, by lower sales of U.S. agricultural and animal health products. Excluding the negative impact of foreign exchange, pro forma net sales increased 4 percent in 1999.

      Net income (loss) and diluted earnings (loss) per share for 1999 were ($1.2 billion) and ($0.94), respectively, compared with $2.5 billion and $1.85 in 1998, respectively. These results include after-tax charges associated with the antiobesity products litigation, the restructuring of the agricultural products business, and the suspension of shipments and voluntary market withdrawal of RotaShield, as well as other special items discussed in the financial section of this report.

      AHP increased its dividend to shareholders for the 48th consecutive year, and in 2000, we anticipate double-digit earnings growth driven by our new product launches and the continued strong growth of our global product franchises.

Investing in Health Care

AHP continues to place increased emphasis on its pharmaceutical business, which, in 1999, represented more than two-thirds of the Company's net sales. With a significant commitment to developing innovative, breakthrough products, AHP is focusing its efforts in several large and growing areas, including: Women's Health Care, with its lead product, Premarin; Neuroscience Therapies, anchored by Sonata and Effexor XR; Musculoskeletal Therapies, with Enbrel as its cornerstone product; Vaccines, led by Prevnar and Meningitec; Hemophilia Products, expanded by the launch of ReFacto in Europe; Transplantation Products, with Rapamune at the forefront; Oncology; and Anti-Infectives.

      The Company's pharmaceutical research and development continued its productivity, bolstering a product pipeline that is among the finest in the industry. Driven by $1.5 billion in research and development spending during 1999 and supported by an expanding annual research and development budget that emphasizes biotechnology, AHP's unique expertise in small molecules, proteins and vaccines is expected to produce the scientific innovation necessary for sustained market success.

      To supplement our own expertise, AHP has formed several important strategic alliances to provide us with advanced technologies and co-development opportunities. Included in these is the December 1999 collaboration agreement with ViroPharma Incorporated for development and commercialization of novel, small-molecule, antiviral drug candidates for the treatment of hepatitis C.

      In addition, we have made a major commitment to strengthening our technological and manufacturing infrastructure as well as to expanding our sales organization. In anticipation of new product launches, AHP added pharmaceutical sales representatives worldwide in 1999. This larger, global presence will help us to effectively launch new products while expanding our established franchises.

Human Ethical Pharmaceuticals

Wyeth-Ayerst Global Pharmaceuticals had a strong year in 1999 as evidenced by several new product approvals and launches, accompanied by solid sales growth.

      Worldwide human pharmaceutical sales increased 9 percent in 1999 largely due to higher sales of Enbrel, Effexor XR, Premarin products, Zosyn and Meningitec. This increase was offset, in part, by lower sales of oral contraceptives, Naprelan and Verelan (divested in 1998), and Cordarone, which was impacted by generic competition.

      In 1999 and early 2000, we received market clearance for several innovative new products, including:

Sonata

This first in a new class of non-benzodiazepine compounds for the treatment of insomnia in adults was launched in Europe in May 1999 and in the United States in September 1999.

ReFacto

Launched in Europe in May 1999, ReFacto, the first albumin-free formulated recombinant factor VIII product for the treatment of hemophilia A, achieved 1999 sales of more than $30 million. ReFacto now is pending U.S. Food and Drug Administration (FDA) approval with its U.S. launch expected in 2000.

Rapamune

Following an FDA "priority review," Rapamune Oral Solution, the first in a new class of immunosuppressive agents developed for the prevention of organ rejection in kidney transplant patients, received market clearance in the United States in September 1999. Rapamune already is being used by more than 80 of the top 100 transplant centers in the United States. A New Drug Application filing for the tablet formulation of Rapamune recently was accepted by the FDA. In January 1999, AHP filed a Marketing Authorization Application, which was accepted for review by the European Medicines Evaluation Agency.

Rapamune and ReFacto are novel therapies launched by Wyeth-Ayerst in 1999.

                                    [PHOTO]

Meningitec

In October 1999, AHP received marketing approval from the United Kingdom Medicines Control Agency for Meningitec, the world's first conjugate vaccine against meningococcal Group C disease. The United Kingdom promptly implemented a national immunization program in November 1999. Within just two months, Meningitec sales in the United Kingdom were nearly $50 million - considerably ahead of expectations. Registration now is being pursued in other European countries.

Prevnar

In March 1999, Prevnar, a novel, seven-valent pneumococcal conjugate vaccine, was granted a "priority review" by the FDA. This was the first time the FDA granted this status to a vaccine product. Prevnar subsequently received market clearance and was launched in February 2000. A Centers for Disease Control and Prevention advisory committee voted to recommend Prevnar for routine use in all healthy children up to age two and for children in identified groups ages two to five.

Protonix

In February 2000, the FDA approved Protonix tablet formulation for marketing. Protonix is indicated for the short-term treatment of erosive esophagitis. When its intravenous formulation, now pending approval, is cleared and an additional research study is satisfactorily completed, it will be the first and only intravenous formulation of a proton pump inhibitor to be marketed in the United States.

Additional Therapies

In January 2000, the FDA accepted and designated "priority review" status to Mylotarg (CMA-676), a new treatment for relapsed acute myeloid leukemia. This action represented the third time in 12 months that New Drug Applications submitted by AHP received accelerated review status from the FDA.

      Several other AHP products warrant attention. Jointly marketed in the United States by Wyeth-Ayerst and Immunex Corporation, in which AHP holds a majority ownership, Enbrel, a breakthrough product for the treatment of moderate to severe rheumatoid arthritis (RA), far exceeded Company and analyst forecasts, with sales of more than $360 million in 1999. European approval for use in moderate to severe RA and juvenile chronic arthritis was received in February 2000. In May 1999, Enbrel received U.S. approval for the treatment of moderately to severely active juvenile rheumatoid arthritis in patients who have had inadequate response to one or more disease- modifying medicines. In July 1999, a Supplemental Biologic License Application was filed for Enbrel as a disease-modifying agent in early active rheumatoid arthritis, further expanding the drug's therapeutic and market potential. Regulatory action on this important claim is expected in 2000.

      Effexor XR, approved for treatment of depression in 1997, received U.S. approval in March 1999 for a new indication, the treatment of generalized anxiety disorder (GAD). It is the first and only antidepressant proved effective in relieving GAD. As a result of its expanded utility, the drug experienced rapidly rising sales, with the Effexor family of products showing a 48 percent increase over the previous year. In the United States alone, Effexor sales reached $525 million.

      Sales of the Premarin family of products, our hormone replacement therapies that are the most prescribed drugs in the United States today, continued to grow strongly in 1999 with worldwide sales just under $1.8 billion, up 8 percent from a year ago.

Wyeth Lederle's new, advanced vaccines prevent some of the world's most serious diseases.

                                    [PHOTO]

                                    [PHOTO]

Our OTC products recorded strong sales growth in 1999.

Consumer Health Care

Whitehall-Robins Healthcare continues to be a major force in the consumer health care segment, recording net sales of $2.4 billion in 1999. This represented an increase of 9 percent over 1998 due primarily to strong performance by nutritional supplements - which include Centrum products and Caltrate - as well as by cough/cold/allergy products, including Robitussin and Dimetapp, and by Chap Stick.

      In 1999, Whitehall-Robins introduced several new products in the nutritional supplements category, including Centrum Performance, Centrum Focused Formulas and Caltrate+Soy. The division's flagship brand, Advil, introduced Children's Advil Chewables and Jr. Strength Advil Chewables, extending the product's reach into the pediatric market. The Robitussin Honey Cough and Chap Stick lines also were expanded.

      Whitehall-Robins Healthcare will continue to build on its success in 2000, with plans to grow the business through new product launches, international expansion and licensing opportunities.

      The acquisition of Solgar Vitamin and Herb Company Inc. in 1998 also contributed to the growth of our consumer health care franchise in 1999. Solgar nutritional supplements continued to expand their position within the health food store channel. Future growth potential for Solgar remains significant due to favorable demographic trends, licensing of new, proprietary formulas and international expansion.

Animal Health Care

Fort Dodge Animal Health recorded more than $650 million in sales in 1999 despite a significant decline in worldwide livestock prices. The division's ability to research, develop and deliver new and innovative products to the marketplace is highly respected in the field. As one of the industry's more successful companies in achieving U.S. Department of Agriculture registration for new and innovative biological products, Fort Dodge Animal Health has numerous registrations for canine, feline, equine and bovine biologicals, along with several unique products in its development pipeline.

Agricultural Products

The Cyanamid Agricultural Products business, for which we are pursuing divestiture, struggled with decreased demand for its products in 1999. Faced with lower commodity prices and grain surpluses, farmers in the United States applied fewer crop protection products and chose the lowest cost products.

      In 1999, Cyanamid globally launched the Clearfield Production System, which combines herbicide-tolerant crops with custom-designed herbicide solutions. Also in 1999, Cyanamid received U.S. registration for two new products that are combinations of glyphosate and Cyanamid's imidazolinones for use on soybeans. These new products, Backdraft and Extreme herbicides, are being launched in the 2000 season.

Inside AHP

As we enter the year 2000, we take note of important organizational changes. Senior Executive Vice President Robert G. Blount, who served American Home Products and its shareholders for more than 25 years, retired effective February 1, 2000. It was with personal regret that I accepted his retirement for we had worked together virtually every day since he joined the Company. We wish him and his family happiness and the best of health for the future. Kenneth J. Martin, previously Senior Vice President and Chief Financial Officer of Wyeth-Ayerst Global Pharmaceuticals, assumed the position of Senior Vice President and Chief Financial Officer of AHP effective February 1, 2000. Also in February 2000, John R. Considine, previously Vice President - Finance, was elected Senior Vice President - Finance, and Jack M. O'Connor, previously Treasurer, was elected Vice President and Treasurer. In March 1999, we were deeply saddened by the untimely death of William Wrigley, an esteemed and valued member of the AHP Board of Directors. Mr. Wrigley was President and Chief Executive Officer of the Wm. Wrigley Jr. Company - the world's largest chewing gum company - and served on AHP's Board since 1981.

      I am proud to report that for the second consecutive year, Working Mother magazine recognized AHP as one of the "100 Best Companies for Working Mothers." AHP offers employees dependent care financial assistance as well as adoption assistance benefits. Many employees also have an annual opportunity to choose their daily work schedules for greater flexibility. We continue to explore ways to address challenges of balancing work and personal responsibilities as well as to encourage the training and career development of employees throughout the Company.

Positioned for the Future

This is an exciting time for AHP. We enter the year 2000 with a portfolio of remarkable products, a research and development platform that has produced a rich pipeline, and solid health care businesses that will support our growth. The achievements of the past year, particularly the introduction of several new premier products and the solid performance of our core businesses, are attributable to the extraordinary dedication and effort of our employees. The Board of Directors and I offer deep appreciation to all in the Company who gave such excellent support during 1999. As we move forward in this new century, AHP will continue to strengthen its commitment to discovering new and valuable therapies for complex diseases and devising innovative solutions to global health care issues.


/s/ John R. Stafford

John R. Stafford
Chairman, President and
Chief Executive Officer

March 1, 2000

Sonata was launched in the United States in September 1999. Protonix was approved in February 2000.

                                    [PHOTO]

                                    [PHOTO]

Deborah Smith, Research Scientist II, Wyeth-Ayerst Laboratories

AHP's Focus Franchises:

A Platform for Continued Innovation

In 1999, the approval and launch of several important products helped to expand AHP's leadership in the global marketplace. These innovative pharmaceuticals and vaccines are cornerstones of therapeutic areas targeted by AHP to address some of the world's most debilitating diseases and health concerns. On the following pages, we review our "focus franchises." The employees pictured are among the many dedicated scientists and researchers worldwide who contribute to AHP's research and development efforts.

Women's Health Care:

                                  Helping Women

                      Lead Healthier Lives

Premarin and its family of products are the most prescribed medications in the United States today. Considering that Premarin has been on the market for nearly 60 years, this leadership position is particularly extraordinary. And now there are tremendous opportunities to use Premarin as a springboard to expand our women's health care franchise.

      Research provides increasing evidence of the potential consequences of estrogen deficiency on bone mineral density, cardiovascular health and cognitive functioning. Wyeth-Ayerst, through its Women's Health Research Institute, is at the forefront of research in hormone replacement and estrogens. Currently, the company is pursuing Phase III studies of lower doses of Prempro to determine its benefits on bone and on menopausal symptoms. Trimegestone, a new progestin for hormone replacement and contraception, is undergoing evaluations in combination with Premarin, as well as with 17 (beta)-estradiol for hormone replacement and with ethinyl estradiol for contraception.

      Another major focus of the Women's Health Research Institute is on tissue-selective estrogens. These estrogens target certain tissue systems, such as bone, creating the opportunity for highly selective drug candidates. TSE-424, a new generation selective estrogen receptor modulator, was chosen from a large number of candidate molecules because of its impressive tissue-selective profile. The main clinical goal for this selective estrogen product is to prevent osteoporosis.

      Our contraceptive research explores new technologies, new formulations of existing products, innovative delivery systems and novel approaches. All of these efforts are aimed at giving women a greater choice in contraception and providing them with products that are easier to use and are highly reliable.

                                    [PHOTO]

Jim Pickar, MD, Assistant Vice President of Clinical Research and Development "Trimegestone, in combination with estradiol for sequential hormone replacement therapy, may be an effective new hormone replacement therapy regimen."

                                    [PHOTO]

Ginger Constantine, MD, Vice President, Women's Health Clinical Research "Our research, starting with discovery and continuing through clinical development, is designed to give women fully integrated options throughout their lives."

Margo Gill, age 56, on Premarin since 1990. Daughter Katherine Gill-St. Claire, age 31. Granddaughter Amanda St. Claire, 10 months.

                                    [PHOTO]

Margaret Weber, MD, Assistant Vice President of Global Medical Affairs and Associate U.S. Medical Director "Wyeth-Ayerst is at the forefront of estrogen research, exploring the `new science of Premarin' and its wide-ranging role in women's health."

                                    [PHOTO]

                                    [PHOTO]

                                Shelia Singleton, age 46, on Effexor since 1996.

                                    [PHOTO]

Richard L. Rudolph, MD, Senior Director of Clinical Research and Development "New medical knowledge and new discovery technologies provide an unprecedented opportunity for the discovery of breakthrough CNS therapies."

                                    [PHOTO]

Eliseo Salinas, MD, Vice President of Clinical Research "Neuroscience presents both a huge challenge and a major opportunity for pharmacological research."

                            Neuroscience Therapies:

Offering New Options
            for CNS Disorders

Sonata and Effexor XR, cornerstone products in our neuroscience therapy area, are improving the lives of individuals who suffer from central nervous system
(CNS) disorders that greatly affect their quality of life: sleep deprivation, depression and generalized anxiety disorder (GAD).

      Sonata, approved in the United States and in Europe during 1999, is the first in a new class of non-benzodiazepine, sleep-inducing compounds. Sonata offers help to the millions of individuals who simply cannot fall asleep. It works within 30 minutes, brings on a more natural sleep and leaves no residual effects, either physical or cognitive. This first-in-class product can be taken as needed to fall asleep rather than in anticipation of sleep problems.

      In 1999, Effexor XR, already indicated for depression, became the first drug approved in more than 10 years in the United States for GAD, and it is the only treatment indicated both for depression and GAD. Internationally, Effexor XR has been approved for the short-term treatment of GAD in many major markets. In 2001, we anticipate submitting registrations for the treatment of social anxiety disorder.

      Our research and development efforts in neuroscience continue to evaluate additional clinical applications for Sonata and for Effexor XR, and we also are studying other new products for central nervous system disorders.

      In 1999, the research agreement between AHP and Millennium Pharmaceuticals in the area of CNS disorders was renewed for an additional two years. This alliance, which began in 1996, uses genomics and human genetics to discover novel genes involved in neurodegenerative, neurological and psychiatric disorders.

                                    [PHOTO]

Richard Mangano, PhD, Senior Director of Clinical Science "Despite a continuous improvement in our understanding of the underlying mechanisms for CNS disorders, there still are major urgent medical needs in this therapeutic area."

Musculoskeletal Therapies:

                             Breakthrough Treatments
                        for Joints and Bones

Enbrel, the first FDA-approved biological treatment for rheumatoid arthritis
(RA), is rapidly extending its reach. Discovered by Immunex Corporation, a majority-owned subsidiary of AHP, and co-marketed in the United States by Wyeth-Ayerst and Immunex, Enbrel was approved by the FDA in 1998 for the treatment of moderate to severe RA in people who had not responded adequately to disease-modifying medicines. In May 1999, a Supplemental Biologic License Application was approved to treat children and teenagers (ages four to 17) with juvenile rheumatoid arthritis, and in July 1999, a submission was made for disease modification in early RA (less than three years' duration). In February 2000, Enbrel received approval in the European Union for the treatment of rheumatoid arthritis and juvenile rheumatoid arthritis. Enbrel will be marketed by Wyeth-Ayerst outside the United States.

      Currently, there are numerous programs under way to study Enbrel in the treatment of other diseases which may be driven by tumor necrosis factor, including congestive heart failure and psoriasis as well as gastrointestinal disorders.

      Enbrel is the cornerstone product of AHP's musculoskeletal franchise. Also included in this family of products is Synvisc, which supplements the synovial fluid around the knee joint to lubricate and to relieve pain in osteoarthritis. Synvisc was launched in 1997 and is a collaborative effort with Biomatrix. Further studies are planned to extend the duration of action labeling and to consider additional joints beyond the knee.

      rhBMP-2, a bone morphogenetic protein that stimulates new bone growth when administered locally, currently is in pivotal trials evaluating its safety and efficacy in fracture repair (open tibial fractures), in spinal fusion (marketing rights licensed to Sofamor Danek) and in dental/craniofacial surgery.

      In orthopaedics, open tibial fractures are among the most difficult to heal. Phase II studies suggest that rhBMP-2 may accelerate and assure successful fracture healing and greatly decrease the need for follow-up interventions. Spinal fusion surgery also is a significant opportunity. Thousands of patients undergo spinal fusion each year in the United States, and virtually all of them require autogenous bone to be harvested. rhBMP-2 is being studied as a substitute for bone graft harvesting through stimulation of new bone growth to stabilize the spine and achieve fusion. The dental/craniofacial surgical community also is indicating widespread interest in the use of rhBMP-2.

      Submissions of marketing authorization filings for rhBMP-2 are expected to begin in 2000.

                                    [PHOTO]

Cristina Csimma, Associate Director of Clinical Research "Bone morphogenetic proteins, as a family, offer us a very rich source of potential musculoskeletal therapies because of their unique biological activity."

Jeanne Buckingham, age 45, on Enbrel since 1997.

                                    [PHOTO]

Marie Sanda, MD, Vice President of Clinical Research "Enbrel therapy allows many patients with rheumatoid arthritis to embrace life again. Its success derives from remarkable efficacy hallmarked by rapid and sustained therapeutic response."

                                    [PHOTO]

Dr. Richard Greene, Pediatrician, helping to prevent life-threatening diseases in infants and young children. June Yee and son, Kevin.

                                    [PHOTO]

                                    [PHOTO]

Velupillai Puvanesarajah, PhD, Associate Director of Chemical Development "We have additional generations of pneumococcal conjugate vaccine in the pipeline, including a nine-valent formulation to provide increased coverage in Europe."

Vaccines:

Ushering in a New Era
            of Disease Prevention

Prevnar, a novel, seven-valent pneumococcal conjugate vaccine developed by Wyeth Lederle Vaccines, was approved for U.S. marketing in February 2000. Previously, the FDA had selected Prevnar for "priority review," making it the first vaccine ever to receive this designation. Prevnar targets invasive pneumococcal disease, the leading cause of bacterial blood stream infections and meningitis in infants and children. In the United States, a Centers for Disease Control and Prevention advisory committee voted to recommend Prevnar for routine use in all healthy children up to age two, as well as for identified groups ages two to five who are at high risk. In Europe, this vaccine, tradenamed Prevenar, is expected to be launched in 2001. The company continues to study the utility of Prevnar/Prevenar against middle ear infections and pneumonia.

      In October 1999, Meningitec, a conjugate vaccine against meningococcal Group C disease, was approved in the United Kingdom, making it the first meningococcal conjugate vaccine to reach the market anywhere in the world. Prevention of meningitis, an overwhelming infection that can kill healthy people, often of school age, within 24 hours, is a top public health priority in the United Kingdom. A major inoculation program was commenced following the launch of Meningitec. We are pursuing additional approvals throughout Europe.

      In the viral family, FluMist, a unique live, attenuated influenza vaccine (licensed from Aviron) that will be delivered as a nasal spray, is expected to increase the number of people protected against flu, especially children. Wyeth Lederle Vaccines also is working on vaccines for respiratory syncytial virus, a serious respiratory disease, and for parainfluenza virus, which causes severe croup in children.

      There are several sexually transmitted disease (STD) vaccine projects undergoing active discovery and development efforts. These include Phase I trials in herpes and HIV using proprietary DNA technology.

                                    [PHOTO]

Sally Quataert, PhD, Associate Director of Immunobiological Laboratory Services "Our research on vaccines for STDs focuses on the application of cutting-edge technology."

                                    [PHOTO]

Linda Biehl, Director of Materials Management "Our vaccine pipeline consists of first-in-class products based on proprietary platform technologies in glycoconjugate chemistry, genetic attenuation of viruses and DNA immunization."

                                  Hemophilia:

Using Recombinant Technology
                 for Risk-Free Treatment

ReFacto introduces a new era in the treatment of hemophilia. The product recently was approved and launched in the European Union with U.S. approval expected in 2000. ReFacto is the first and, currently, the only albumin-free formulated recombinant factor VIII product indicated for the treatment of hemophilia A. This makes it an inherently safer treatment option by reducing the theoretical risk of contamination by blood-borne pathogens.

      Hemophilia is a genetically inherited bleeding disorder that results from a deficiency of natural factor VIII (hemophilia A) or factor IX (hemophilia B) coagulant activity. In the past, this disorder was treated by replacement of the deficient clotting factor with products purifid from plasma pooled from thousands of blood donors. Now, recombinant DNA technology offers a fundamentally safer approach, starting with non-human production cells as the source of factor VIII or IX. It employs additional safety measures, including extensive testing of the production cells and avoidance of the use of animal and human proteins in the final formulation.

      Clinical trials soon will begin for a next-generation ReFacto product. This new therapy will be the first recombinant factor VIII product manufactured with a process devoid of all human-derived materials, providing additional assurance of safety.

      Genetics Institute is the global leader in developing recombinant products for hemophilia A and B. Our hemophilia franchise currently includes Recombinate, our first factor VIII product (co-developed with Baxter), ReFacto and BeneFIX, our recombinant factor IX product for hemophilia B launched in 1997. Our commitment to the hemophilia community continues, not only through developing newer and safer products but also by supporting patients, on a day-to-day basis, and the organizations which advocate on their behalf. In March 1999, Genetics Institute pledged $2.5 million to the National Hemophilia Foundation, joining as a partner in its five-year campaign, "It's Time for a Cure."

                                    [PHOTO]

Camille Bedrosian, MD, Director of Clinical Research and Development "We have been at the forefront of every major development in hemophilia in the last decade."

                                    [PHOTO]

Karen Tubridy, RPh, Director of Clinical Affairs "The ReFacto clinical trials are the largest prospective clinical studies for any hemophilia product, covering more than five years of worldwide clinical use and more than 45,000 infusions."

                                    [PHOTO]

The Collier brothers: Charlie, age 17, and Fred, age 12, both on ReFacto.

John Edwards, MBA, Assistant Vice President of Hematology "Hemophilia patients often develop a life-long affiliation with their physicians and nurses. This relationship often extends to the company providing the hemophilia product."

                                    [PHOTO]

                                    [PHOTO]

Humberto Aguirre, age 63, on Rapamune since 1997.

                                    [PHOTO]

Joe Scarola, MD, Assistant Vice President of Clinical Research and Development "Therapies such as Rapamune, to reduce the potential for organ rejection and nephrotoxicity, have become increasingly important due to a global shortage of donor organs."

                                    [PHOTO]

Bernadette Maida, MS, Director, Transplantation/Immunology and Global Clinical Team Leader "Rapamune is able to minimize the toxicities of multi-drug regimens while enhancing the transplant clinicians' ability to customize immunosuppressive therapy."

                                Transplantation:

                                          Advancing the Science
                                    of Immunosuppression

Rapamune is the first in a new class of immunosuppressive agents indicated for the prevention of organ rejection following renal transplantation. In September 1999, after "priority review," Rapamune Oral Solution received approval in the United States and presently is being reviewed by regulatory agencies throughout the world. The FDA currently is reviewing an application for approval of a more convenient, once-a-day tablet formulation. Rapamune Oral Solution, immediately launched in the United States following its approval, has demonstrated its potential to have a significant impact in the field of kidney transplantation and now is undergoing further study to substantiate its role for other organ transplants.

      In addition to addressing kidney rejection, studies of kidney transplant patients are under way to examine the potential of Rapamune as the immunosuppressant of choice for long-term maintenance therapy. Rapamune can be used with other currently available immunosuppressive agents, making it very desirable to clinicians who must achieve the right combination of drugs to prevent rejection and minimize side effects in each of their patients.

      Other studies are in progress to determine if established transplant patients who are experiencing toxicity from their current drug regimens can safely convert to Rapamune. This product also is the subject of studies in pediatric kidney transplants as well as heart and liver transplants.

      Earlier in development, our proprietary anti-B7 monoclonal antibodies are being evaluated as inhibitors of T-cell responses, potentially offering a more specific approach to immunosuppression. Two anti-B7 clinical programs are under way evaluating potential synergies with Rapamune in solid organ transplantation and the prevention of acute and chronic Graft versus Host Disease in bone marrow transplantation. If anti-B7 monoclonal antibodies can induce tolerance to poorly matched donor bone marrow, they will expand the donor pool and find application in cancer and hematological disorders.

James Zimmerman, PhD, Senior Director of Clinical Pharmacokinetics "Rapamune is a clear example of an innovative discovery in a highly specialized area of medicine that has significant ramifications for therapeutic challenges well beyond its initial target."

                                    [PHOTO]

                               [GRAPHIC OMITTED]

      Oncology:

Innovative Technology
             for Life-Threatening Diseases

Mylotarg, a novel and important product for treating relapsed adult acute myeloid leukemia (AML), was developed in collaboration with Celltech Group Plc. In January 2000, the New Drug Application for Mylotarg was assigned "priority review" status by the FDA, thereby establishing a goal to act on this application within six months of filing.

      Designated CMA-676 in clinical trials, Mylotarg is the first in a new class of anticancer therapies known as antibody-targeted chemotherapy. It is a recombinant humanized antibody (produced by Celltech) linked with a proprietary cytotoxic antitumor antibiotic - calicheamicin - which was isolated by Wyeth-Ayerst researchers. Unlike conventional treatments which generally involve aggressive combinations of chemotherapeutic agents that cannot distinguish between healthy and leukemic cells, Mylotarg zeros in on a specific protein
(CD33) expressed on the vast majority of leukemic cells in AML.

      The most common form of adult leukemia, AML often is fatal. Most patients initially are treated successfully but virtually all relapse within one to two years. The safety and novel mechanism of action of Mylotarg offers these patients options, especially when they are very ill or when response to conventional therapy no longer is attainable. Remission rates for Mylotarg as a sole therapy are comparable to existing agents, but Mylotarg has a superior safety profile, including a reduction in mucositis, the elimination of hair loss, a lower infection rate and a reduction in hospitalization days, with some cases treated completely as outpatients.

      Future plans for Mylotarg include broadening its development to other categories of AML, including pediatric relapsed AML, and initiating trials to test the drug in combination with other chemotherapies to increase the response rate in first-line therapy.

      In the next few years, we expect other innovative drugs to be introduced through our oncology pipeline, with a focus on therapies for non-small cell lung cancer as well as for breast, prostate, renal cell, colon and pancreatic cancers and sarcoma.

                                    [PHOTO]

Mark Berger, MD, Director of Clinical Research "Mylotarg is one of the most complicated drugs we have ever produced. It is at the cutting edge between elegant chemistry and new biologic discoveries."

Clifford Jonatzke, age 52, in Mylotarg (CMA-676) clinical trials since 1997.

                                    [PHOTO]

Matthew L. Sherman, MD, Assistant Vice President of Clinical Research and Development "Mylotarg is expected to be the first of many antibody-targeted brands using the proprietary calicheamicin and linker technology platform."

                                    [PHOTO]

AHP at a Glance

Product Innovation, Market Success

American Home Products is recognized worldwide for its strong capabilities in discovery, development, manufacturing and marketing. Its key divisions - Wyeth-Ayerst Global Pharmaceuticals, Whitehall-Robins Healthcare, Fort Dodge Animal Health and Cyanamid Global Agricultural Products - are industry leaders that offer cutting-edge products. Featured here are some of the significant brands underpinning AHP's global strength.

Women's Health Care

Wyeth-Ayerst is the worldwide leader in women's health care. Its Women's Health Research Institute remains at the forefront of new discoveries on the role of estrogens in a woman's body throughout her life. The benefits of this experience and leadership are clearly demonstrated in the growth of the Premarin family of products, the most prescribed hormone replacement therapies in the world, and Alesse, the top selling 20 microgram birth control pill in the United States.

                                    [PHOTO]

Neuroscience Therapies

The neuroscience franchise within Wyeth-Ayerst is fast becoming a leading growth area through expansion of the Effexor family coupled with the recent approval of Sonata. Effexor XR received an indication for generalized anxiety disorder which helped make it one of the fastest growing antidepressants in the United States in 1999. Sonata, for insomnia, is a unique agent that helps patients fall asleep fast while allowing them to wake refreshed in the morning.

                                    [PHOTO]

Musculoskeletal Therapies

Wyeth-Ayerst is emerging as a global leader in musculoskeletal medicine. Strong biotechnology platforms are yielding innovative new therapies for diseases and disorders of the bone and joint. Enbrel, for rheumatoid arthritis, is a first-in-class biologic response modifier. Synvisc, for osteoarthritis of the knee, is the leading viscosupplement in the United States.

                                    [PHOTO]

Vaccines

Wyeth Lederle Vaccines is a major supplier of a broad range of pediatric and adult vaccines. These vaccines address serious, life-threatening diseases such as diphtheria, influenza, meningitis, pneumonia and whooping cough.

                                    [PHOTO]

Specialty Products

Wyeth-Ayerst has expanded its presence in several important specialty markets through the introduction of new products, including ReFacto for hemophilia A and Rapamune for renal transplantation. This stream of new products will be expanded further as new product candidates, including Mylotarg for acute myeloid leukemia, are reviewed by regulatory agencies around the globe.

                                    [PHOTO]

Cardiovascular Therapies

Wyeth-Ayerst has long maintained a strong position in cardiovascular medicine, addressing disorders ranging from arrhythmia and myocardial infarction to hypertension. Our Cordarone I.V. franchise has experienced strong growth recently with the recognition of its beneficial effect on improving survival to hospital admission rates among heart attack victims. A landmark study in the New England Journal of Medicine reported that, when treated with Cordarone I.V., nearly 30 percent more patients who experienced a heart attack survived to hospital admission compared with patients treated according to standard therapy.

                                    [PHOTO]

Anti-Infectives

The Wyeth-Ayerst anti-infective portfolio of antibiotics includes Suprax and Minocin as well as the intravenous (I.V.) life-saving antibiotics Zosyn and Pipracil. Zosyn, also known as Tazocin outside the United States, is the lead franchise product and is available in more than 80 countries globally. It is used to treat a variety of infections in hospitalized patients, fever associated with cancer chemotherapy and pneumonia. Zosyn was among the fastest growing I.V. antibiotics in the United States in 1999 and is expected to have additional uses in the future.

                                    [PHOTO]

Nutritionals

Wyeth-Ayerst Nutrition markets a complete line of nutritional products for children, along with specialty formulas, on a global basis. The product line, which enjoys a strong and growing presence in the international pediatric nutritional marketplace, has a new global brand look that is attractive and vibrant.

                                    [PHOTO]

Consumer Health Care

Whitehall-Robins Healthcare offers some of the world's best-known and most-trusted over-the-counter (OTC) medications. The company's status in the OTC industry is impressive: it holds a leadership position worldwide in OTC sales and has three of the top 10 OTC brands in the United States. An aggressive new product effort, coupled with sales of Solgar products, propelled
Whitehall-Robins to a record performance in 1999.

                                    [PHOTO]

Animal Health

Fort Dodge Animal Health launched a new line of its popular Duramune canine vaccine, which offers pet owners broader protection against two clinically significant strains of leptospira. Cydectin, a product used to control internal and external parasites in beef cattle, received approval for an additional label claim to include dairy cattle.

                                    [PHOTO]

Agricultural Products

Cyanamid's global product portfolio is based on leading-edge synthetic chemistry and biotechnology. In 1999, Cyanamid launched the Clearfield Production System, a global brand that combines herbicide-tolerant crops with custom-designed herbicide solutions for agricultural producers around the globe.

                                    [PHOTO]

Research:

A Global Leader in Scientific Discovery and Clinical Development

                                    [PHOTO]

Christopher Aston, Senior Research Scientist, Wyeth-Ayerst Laboratories

The unfolding of the human genome sequence, rapid advances in technology and greater understanding of disease mechanisms is facilitating discovery and development of safe and efficacious drugs that more specifically target serious diseases.

      American Home Products is well-positioned for this new era of pharmaceutical research and has taken major steps to secure a leadership role. These include an increasing investment in pharmaceutical research and development, which, in the year 2000, will approach $1.8 billion. Additionally, AHP has strategic alliances to provide advanced technologies, particularly in genomics and combinatorial chemistry, to complement our own expertise. We have refocused our discovery and development efforts into specific therapeutic areas that hold great potential for drug development and also target significant unmet medical needs. Underpinning these efforts is our Company's combination of discovery platforms in small molecules, proteins and vaccines as well as our leading presence in major therapeutic categories.

      Many compelling drugs are entering the clinical pipeline or are in the more advanced stages of clinical evaluation. Listed according to their primary therapeutic area, these include:

Neuroscience Therapies

Retigabine This compound, licensed from Asta Medica, is expected to be a potent anti-convulsive therapy and currently is in Phase II clinical trials.

DAB-452 This selective D2 agonist is being evaluated as an innovative, first-line treatment for managing psychotic disorders.

Oncology

CYA-246 This bacterial cell wall mimetic, a potent inducer of cytokines, is beginning Phase II trials in combination with chemotherapy for patients with non-small cell lung cancer.

CCI-779 Soon to be under study in several Phase II clinical trials, this drug can inhibit cell cycle progression through a complex intracellular pathway. It will be evaluated in breast, prostate, renal cell, colon and pancreatic cancers and sarcoma.

Immunology

IL-11 Previously approved for the prevention of platelet loss associated with chemotherapy, IL-11 is a potent anti-inflammatory cytokine that now is, at lower doses, in Phase III studies for the treatment of Crohn's disease.

P-Selectin Glycoprotein Ligand (PSGL-Ig) This recombinant hybrid protein is designed to disrupt the interaction between platelets and leukocytes in order to reduce inflammation and thrombosis locally. Currently, PSGL-Ig is entering a Phase II evaluation, testing its ability to enhance thrombolysis, to prevent or reduce the reformation of clots, and to reduce reperfusion injury in patients with acute myocardial infarction.

Infectious Disease

GAR-936 This novel antibiotic, in the glycylcycline class, has a broad spectrum of activity against microorganisms, including multi-drug-resistant strains. To take advantage of its unique profile, ongoing and planned Phase II trials will position GAR-936 for intravenous use against serious infections.

RFI-641 This very specific inhibitor of the viral fusion process required for respiratory syncytial virus (RSV) infection is being developed for treatment and early intervention of RSV infection in the upper and lower respiratory tract. Clinical studies began early in 2000.

Financial Section

      Contents

28    Ten-Year Selected Financial Data

30    Consolidated Balance Sheets

31    Consolidated Statements of Operations

32    Consolidated Statements of Changes
      in Stockholders' Equity

33    Consolidated Statements of Cash Flows

34    Notes to Consolidated Financial Statements

46    Report of Independent Public Accountants

46    Management Report on Financial Statements

47    Quarterly Financial Data

47    Market Prices of Common Stock
      and Dividends

48    Management's Discussion and Analysis
      of Financial Condition and Results
      of Operations

Ten-Year Selected Financial Data
(Dollar amounts in thousands except per share amounts)

Years Ended December 31,                                                               1999                 1998                1997

Summary of Sales and Earnings
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $ 13,550,176         $ 13,462,687        $ 14,196,026
Net income (loss)(1)                                                             (1,227,121)           2,474,338           2,043,123
Diluted earnings (loss) per share(1)(2)                                               (0.94)                1.85                1.56
Dividends per common share                                                            0.905                 0.87                0.83


Year-End Financial Position
------------------------------------------------------------------------------------------------------------------------------------
Current assets                                                                 $  9,738,108         $  7,955,632        $  7,361,326
Current liabilities                                                               7,110,223            4,210,721           4,327,018
Ratio of current assets to current liabilities                                         1.37                 1.89                1.70
Total assets                                                                     23,906,277           21,079,068          20,825,111
Long-term debt                                                                    3,668,643            3,859,163           5,031,861
Average stockholders' equity                                                      7,914,772            8,895,024           7,568,672


Stockholders--Outstanding Shares
------------------------------------------------------------------------------------------------------------------------------------
Number of common stockholders                                                        62,482               65,124              64,313
Average number of common shares outstanding used for
  diluted earnings per share calculation (in thousands)(2)                        1,308,876            1,336,641           1,312,975


Employment Data
------------------------------------------------------------------------------------------------------------------------------------
Number of employees at year-end                                                      51,656               52,984              60,523
Wages and salaries                                                             $  2,326,807         $  2,468,823        $  2,726,877
Benefits (including social security taxes)                                          665,620              647,406             692,648

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations for amounts related to the litigation charge, gain on the sale of business and special charges for the years ended December 31, 1999, 1998 and 1997.
(2) The average number of common shares outstanding for diluted loss per share for 1999 did not include common share equivalents as the effect would have been antidilutive.
(3)   The 1994 information reflects the acquisition of American Cyanamid Company
      (ACY) for the one-month period ended December 31, 1994.


28   American Home Products Corporation and Subsidiaries

                    1996              1995              1994(3)           1993              1992              1991              1990

------------------------------------------------------------------------------------------------------------------------------------
             $14,088,326       $13,376,089       $ 8,966,214       $ 8,304,851       $ 7,873,687       $ 7,079,443       $ 6,775,182
               1,883,403         1,680,418         1,528,254         1,469,300         1,460,842         1,375,273         1,230,597
                    1.46              1.34              1.24              1.17              1.15              1.08              0.97
                  0.7825             0.755             0.735             0.715             0.665            0.5938            0.5375

------------------------------------------------------------------------------------------------------------------------------------
             $ 7,470,419       $ 7,986,137       $ 7,821,246       $ 4,807,684       $ 4,552,077       $ 4,119,057       $ 3,826,075
               4,337,635         4,556,248         4,618,086         1,584,411         1,492,717         1,270,135         1,693,852
                    1.72              1.75              1.69              3.03              3.05              3.24              2.26
              20,785,343        21,362,923        21,674,812         7,687,353         7,141,405         5,938,797         5,637,107
               6,020,575         7,808,757         9,973,240           859,278           601,934           104,710           111,430
               6,252,545         4,898,550         4,065,295         3,719,539         3,431,568         2,987,885         2,322,623

------------------------------------------------------------------------------------------------------------------------------------
                  67,545            68,763            71,223            72,664            73,064            71,209            69,907

               1,287,790         1,250,902         1,234,100         1,252,990         1,267,240         1,273,390         1,266,696

------------------------------------------------------------------------------------------------------------------------------------
                  59,747            64,712            74,759            51,399            50,653            47,938            48,700
             $ 2,729,662       $ 2,757,664       $ 1,820,450       $ 1,654,984       $ 1,575,615       $ 1,388,397       $ 1,398,721
                 688,766           703,756           441,768           396,045           367,899           300,810           312,750


                         American Home Products Corporation and Subsidiaries  29

Consolidated Balance Sheets
(In thousands except share and per share amounts)

December 31,                                                                                              1999                 1998

------------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                         $  1,892,715         $  1,182,319
Marketable securities                                                                                  520,587              119,210
Accounts receivable less allowances (1999--$240,108 and 1998--$222,540)                              3,280,298            3,276,597
Inventories                                                                                          2,244,834            2,237,918
Other current assets including deferred taxes                                                        1,799,674            1,139,588
                                                                                                  ---------------------------------
Total Current Assets                                                                                 9,738,108            7,955,632
Property, plant and equipment:
  Land                                                                                                 151,795              147,611
  Buildings                                                                                          3,186,841            2,901,355
  Machinery and equipment                                                                            3,723,226            3,669,398
                                                                                                  ---------------------------------
                                                                                                     7,061,862            6,718,364
Less accumulated depreciation                                                                        2,496,836            2,428,699
                                                                                                  ---------------------------------
                                                                                                     4,565,026            4,289,665
Goodwill and other intangibles, net of accumulated amortization
  (1999--$2,169,291 and 1998--$1,964,546)                                                            7,724,997            7,995,082
Other assets including deferred taxes                                                                1,878,146              838,689
                                                                                                  ---------------------------------
Total Assets                                                                                      $ 23,906,277         $ 21,079,068
                                                                                                  =================================
------------------------------------------------------------------------------------------------------------------------------------
Liabilities
Loans payable                                                                                     $  1,912,491         $     79,728
Trade accounts payable                                                                                 757,815              680,961
Accrued expenses                                                                                     4,212,554            3,037,239
Accrued federal and foreign taxes                                                                      227,363              412,793
                                                                                                  ---------------------------------
Total Current Liabilities                                                                            7,110,223            4,210,721
Long-term debt                                                                                       3,668,643            3,859,163
Other noncurrent liabilities                                                                         6,015,774            2,533,480
Accrued postretirement benefits other than pensions                                                    896,890              860,908
                                                                                                  ---------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
$2 convertible preferred stock, par value $2.50 per share; 5,000,000
  shares authorized                                                                                         61                   64
Common stock, par value $0.331/3 per share; 2,400,000,000 shares authorized
  (outstanding shares: 1999--1,303,916,000 and 1998--1,312,399,000)                                    434,639              437,466
Additional paid-in capital                                                                           3,392,705            3,072,874
Retained earnings                                                                                    3,000,827            6,432,729
Accumulated other comprehensive loss                                                                  (613,485)            (328,337)
                                                                                                  ---------------------------------
Total Stockholders' Equity                                                                           6,214,747            9,614,796
                                                                                                  ---------------------------------
Total Liabilities and Stockholders' Equity                                                        $ 23,906,277         $ 21,079,068
                                                                                                  =================================

The accompanying notes are an integral part of these Consolidated Balance
Sheets.


30   American Home Products Corporation and Subsidiaries

Consolidated Statements of Operations
(In thousands except per share amounts)

Years Ended December 31,                                                           1999                  1998                  1997

------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                  $ 13,550,176          $ 13,462,687          $ 14,196,026
                                                                           --------------------------------------------------------
Cost of goods sold                                                            3,692,522             3,616,832             4,101,309
Selling, general and administrative expenses                                  5,039,862             4,924,919             5,292,585
Research and development expenses                                             1,739,960             1,654,745             1,558,035
Interest expense, net                                                           213,866               207,157               370,696
Other income, net                                                              (237,408)             (277,942)             (121,306)
Gain on sale of business                                                             --              (592,084)                   --
Litigation charge                                                             4,750,000                    --                    --
Special charges                                                                 277,000               343,600               180,000
                                                                           --------------------------------------------------------
                                                                             15,475,802             9,877,227            11,381,319
                                                                           --------------------------------------------------------
Income (loss) before federal and foreign taxes                               (1,925,626)            3,585,460             2,814,707
Provision (benefit) for taxes:
  Federal                                                                    (1,190,395)              627,071               309,981
  Foreign                                                                       491,890               484,051               461,603
                                                                           --------------------------------------------------------
                                                                               (698,505)            1,111,122               771,584
                                                                           --------------------------------------------------------
Net Income (Loss)                                                          $ (1,227,121)         $  2,474,338          $  2,043,123
                                                                           ========================================================
Basic Earnings (Loss) per Share                                            $      (0.94)         $       1.88          $       1.58
                                                                           ========================================================
Diluted Earnings (Loss) per Share                                          $      (0.94)         $       1.85          $       1.56
                                                                           ========================================================

The accompanying notes are an integral part of these Consolidated Financial Statements.


                         American Home Products Corporation and Subsidiaries  31

Consolidated Statements of Changes
in Stockholders' Equity
(In thousands except per share amounts)

                                                                                                          Accumulated
                                           $2 Convertible                    Additional                         Other         Total
                                                Preferred         Common        Paid-in       Retained  Comprehensive  Stockholders'
                                                    Stock          Stock        Capital       Earnings           Loss        Equity

------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                            $79       $431,834     $2,034,337     $4,532,115       $(36,273)   $6,962,092
                                                    ================================================================================
Net income                                                                                   2,043,123                    2,043,123
Currency translation adjustments                                                                             (241,278)     (241,278)
Unrealized loss on marketable securities                                                                       (2,555)       (2,555)
                                                                                                                         -----------
  Comprehensive income                                                                                                    1,799,290
                                                                                                                         -----------
Cash dividends declared:
  Preferred stock (per share: $2.00)                                                               (60)                         (60)
  Common stock (per share: $0.83)                                                           (1,073,140)                  (1,073,140)
Treasury stock acquired                                              (52)        (1,079)       (10,204)                     (11,335)
Common stock issued for stock options                              3,251        366,310                                     369,561

Conversion of preferred stock
  and other exchanges                                  (7)           265        131,128         (2,542)                     128,844
                                                    --------------------------------------------------------------------------------
Balance at December 31, 1997                           72        435,298      2,530,696      5,489,292       (280,106)    8,175,252
                                                    ================================================================================
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   2,474,338                    2,474,338
Currency translation adjustments                                                                              (45,803)      (45,803)
Unrealized loss on marketable securities                                                                       (2,428)       (2,428)
                                                                                                                         -----------
  Comprehensive income                                                                                                    2,426,107
                                                                                                                         -----------
Cash dividends declared:
  Preferred stock (per share: $2.00)                                                               (54)                         (54)
  Common stock (per share: $0.87)                                                           (1,143,198)                  (1,143,198)
Treasury stock acquired                                           (2,521)       (34,984)      (377,098)                    (414,603)
Common stock issued for stock options                              4,342        399,488                                     403,830

Conversion of preferred stock
  and other exchanges                                  (8)           347        177,674        (10,551)                     167,462
                                                    --------------------------------------------------------------------------------
Balance at December 31, 1998                           64        437,466      3,072,874      6,432,729       (328,337)    9,614,796
                                                    ================================================================================
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                    (1,227,121)                  (1,227,121)
Currency translation adjustments                                                                             (285,963)     (285,963)
Unrealized gain on marketable securities                                                                          815           815
                                                                                                                         -----------
  Comprehensive loss                                                                                                     (1,512,269)
                                                                                                                         -----------
Cash dividends declared:
  Preferred stock (per share: $2.00)                                                               (50)                         (50)
  Common stock (per share: $0.905)                                                          (1,183,571)                  (1,183,571)
Treasury stock acquired                                           (6,409)       (39,505)    (1,012,385)                  (1,058,299)
Common stock issued for stock options                              3,376        230,894                                     234,270

Conversion of preferred stock
  and other exchanges                                  (3)           206        128,442         (8,775)                     119,870
                                                    --------------------------------------------------------------------------------
Balance at December 31, 1999                          $61       $434,639     $3,392,705     $3,000,827      $(613,485)   $6,214,747
                                                    ================================================================================

The accompanying notes are an integral part of these Consolidated Financial Statements.


32  American Home Products Corporation and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

Years Ended December 31,                                                                   1999              1998              1997

------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                                   $(1,227,121)       $2,474,338        $2,043,123
Adjustments to reconcile net income (loss) to net cash
  provided from operating activities:
  Litigation charge                                                                   4,750,000                --                --
  Special charges                                                                       277,000           343,600           180,000
  Gain on sale of business                                                                   --          (592,084)               --
  Gains on sales of other assets                                                       (194,798)         (445,485)         (375,925)
  Depreciation                                                                          386,037           371,057           394,287
  Amortization                                                                          296,302           293,598           307,738
  Deferred income taxes                                                              (1,528,316)           74,472          (220,214)
  Changes in working capital, net of businesses acquired or sold:
    Accounts receivable                                                                 (91,966)         (601,627)         (329,537)
    Inventories                                                                        (122,705)         (121,414)          (50,927)
    Other current assets                                                               (140,978)         (198,815)           28,143
    Trade accounts payable and accrued expenses                                        (372,113)         (164,648)         (171,666)
    Accrued federal and foreign taxes                                                  (157,430)           (4,008)          (80,873)
  Other items, net                                                                      307,690            85,675           (28,695)
                                                                                    -----------------------------------------------
Net cash provided from operating activities                                           2,181,602         1,514,659         1,695,454
                                                                                    ===============================================
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
Purchases of property, plant and equipment                                           (1,000,314)         (809,774)         (830,351)
Purchases of businesses, net of cash acquired                                                --          (425,041)         (479,694)
Proceeds from sales of businesses                                                            --         1,770,000           380,000
Proceeds from sales of other assets                                                     323,488           592,034           494,850
Purchases of marketable securities                                                     (784,645)         (350,687)         (468,426)
Proceeds from sales and maturities of marketable securities                             383,941           278,290           640,662
                                                                                    -----------------------------------------------
Net cash provided from/(used for) investing activities                               (1,077,530)        1,054,822          (262,959)
                                                                                    ===============================================
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
Net proceeds from/(repayments of) debt                                                1,639,392        (1,179,657)         (976,926)
Dividends paid                                                                       (1,183,621)       (1,143,252)       (1,073,200)
Purchases of treasury stock                                                          (1,058,299)         (414,603)          (11,335)
Exercises of stock options                                                              234,270           403,830           369,561
Termination of interest rate swap agreements                                                 --           (96,655)               --
                                                                                    -----------------------------------------------
Net cash used for financing activities                                                 (368,258)       (2,430,337)       (1,691,900)
                                                                                    -----------------------------------------------
Effects of exchange rates on cash balances                                              (25,418)           (8,197)          (11,520)
                                                                                    -----------------------------------------------
Increase/(decrease) in cash and cash equivalents                                        710,396           130,947          (270,925)
Cash and cash equivalents, beginning of year                                          1,182,319         1,051,372         1,322,297
                                                                                    -----------------------------------------------
Cash and cash equivalents, end of year                                               $1,892,715        $1,182,319        $1,051,372
                                                                                    ===============================================

The accompanying notes are an integral part of these Consolidated Financial Statements.

                         American Home Products Corporation and Subsidiaries  33

Notes to Consolidated
Financial Statements

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

      Description of Business: The Company is a U.S.-based multi national corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses:
Pharmaceuticals, Consumer Health Care and Agricultural Products. Pharmaceuticals include branded and generic human ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, infant nutritionals, cardiovascular products, neuroscience therapies, gastroenterology drugs, anti-infectives, vaccines, biopharmaceuticals, oncology therapies, musculoskeletal therapies and transplantation products. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants. Consumer Health Care products include analgesics, cough/cold/allergy remedies, vitamin, mineral and nutritional supplements, herbal products, and hemorrhoidal, antacid and asthma relief items sold over-the-counter. Agricultural Products include crop protection and pest control products such as herbicides, insecticides and fungicides. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 150 countries throughout the world. The Company is not dependent on any single customer or major group of customers for its sales.

      The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, one of the Company's conjugated estrogens products, which has not had patent protection for many years, contributes significantly to sales and results of operations. See "Competition" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 53 and 54 for further details.

      Cash Equivalents, for purposes of reporting cash flows, consist primarily of certificates of deposit, time deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost, which approximates fair value. The carrying value of cash equivalents approximates fair value due to the short-term, highly liquid nature of cash equivalents.

      Marketable Securities consist of U.S. government or agency issues, commercial paper and corporate bonds and are stated at fair value, which approximates cost. The fair values are estimated based on market prices.

      Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $709,609,000 and $751,691,000 at December 31, 1999 and 1998, respectively. The current value exceeded the LIFO value by $66,879,000 and $76,104,000 at December 31, 1999 and 1998, respectively. The remaining inventories are valued under the first-in, first-out (FIFO) method or the average cost method.

    Inventories at December 31 consisted of:

(In thousands)                                           1999               1998
--------------------------------------------------------------------------------
Finished goods                                     $1,078,234         $1,012,679
Work in progress                                      572,489            604,647
Materials and supplies                                594,111            620,592
                                                   -----------------------------
                                                   $2,244,834         $2,237,918
                                                   =============================

      Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method.

      Goodwill, the excess of cost over the fair value of net assets acquired, is amortized using the straight-line method over various periods ranging from 15 to 40 years. The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired. If circumstances suggest an impairment, undiscounted cash flows of the assets acquired are estimated. If this estimate indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. To date, no impairments of goodwill have been identified from these reviews.

      Customer Rebates: Rebates are offered to customers based on volume purchases, the attainment of market share levels, sales support, government mandates and wholesaler credits. At December 31, 1999 and 1998, accrued expenses included customer rebates of $542,031,000 and $603,343,000, respectively.

      Foreign Currency Agreements: The Company enters into short-term foreign currency agreements to manage specifically identifiable risks. Short-term (approximately 30 days) foreign exchange forward contracts are part of the Company's management of foreign currency exposures. The Company does not speculate on foreign currency exchange rates. The fair value of foreign currency agreements is based on market prices. The fair value represents the estimated amount the Company would receive/pay to terminate the agreements, taking into consideration current foreign currency exchange rates. Foreign currency agreements are accounted for under the fair value method. The fair value of the foreign currency agreements is carried on the balance sheet with changes in the fair value recognized in results of operations offsetting any gains and losses recognized on the underlying hedged transactions.


34  American Home Products Corporation and Subsidiaries

      Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in accumulated other comprehensive loss in stockholders' equity. Currency translation adjustments comprise the majority of accumulated other comprehensive loss on the Consolidated Balance Sheets and the Consolidated Statements of Changes in Stockholders' Equity. Currency translation adjustments related to international operations in highly inflationary economies are included in the results of operations.

      Earnings (Loss) per Share: The following table sets forth the computations of basic earnings (loss) per share and diluted earnings (loss) per share:

(In thousands except
per share amounts)
Years Ended December 31,                       1999           1998          1997
--------------------------------------------------------------------------------
Net income (loss) less
  preferred dividends                   $(1,227,171)   $ 2,474,284   $ 2,043,063
Denominator:
  Average number of
  common shares                           1,308,876      1,314,580     1,293,765
                                        ----------------------------------------
Basic earnings (loss) per share         $     (0.94)   $      1.88   $      1.58
                                        ========================================
Net income (loss)                       $(1,227,121)   $ 2,474,338   $ 2,043,123
Denominator:
  Average number of
  common shares                           1,308,876      1,314,580     1,293,765

  Common share equivalents
  of outstanding stock
  options and deferred
  contingent common
  stock awards*                                  --         22,061        19,210
                                        ----------------------------------------
Total shares*                             1,308,876      1,336,641     1,312,975
                                        ----------------------------------------
Diluted earnings (loss)
  per share*                            $     (0.94)   $      1.85   $      1.56
                                        ========================================

* The total average number of common shares outstanding for diluted loss per share for 1999 did not include common share equivalents as the effect would have been antidilutive. Therefore, the total average number of common shares outstanding for diluted loss per share was the same as for basic loss per share.

      Recently Issued Accounting Standards: In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133 -- "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires all derivatives to be measured at fair value and recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. In June 1999, the Financial Accounting Standards Board delayed the required adoption of SFAS No. 133 for companies with fiscal years beginning after June 15, 2000. The Company currently is evaluating the impact that SFAS No. 133 will have on the Company's consolidated financial position and results of operations.

Reclassifications: Certain reclassifications have been made to the December 31, 1998 Consolidated Financial Statements to conform with the December 31, 1999 presentation.

2. Acquisitions, Divestitures and Proposed Merger

On November 3, 1999, the Company and Warner-Lambert Company entered into an agreement to combine the two companies in a merger-of-equals transaction. On February 6, 2000, subsequent to the date of the Report of Independent Public Accountants, the merger agreement was terminated. In accordance with the merger agreement, the Company received a payment of $1.8 billion as a termination fee.

      During 1998 and 1997, the Company acquired and divested various businesses and other assets as follows:

      In July 1998, the Company purchased the vitamin and nutritional supplement products business of Solgar Vitamin and Herb Company Inc. and its related affiliates for $425,041,000 in cash. The purchase price exceeded the net assets acquired by $397,568,000. The excess purchase price has been recorded to goodwill and other intangibles, which are being amortized over periods of four to 25 years.

      In February 1998, the Company sold the Sherwood-Davis & Geck medical devices business for approximately $1.77 billion, resulting in a pre-tax gain of $592,084,000. The proceeds from the sale were used primarily to reduce outstanding commercial paper. Net income and diluted earnings per share for 1998 included an after-tax gain on the sale of $330,782,000 and $0.25, respectively.

      In December 1997, the Company sold the stock of Storz Instrument Company and affiliated companies, a global manufacturer and marketer of ophthalmic products, and certain assets related to the Storz business for approximately $380,000,000, resulting in a pre-tax gain of $71,861,000 ($46,710,000 after-tax), which was recorded in other income, net.

      In February 1997, the Company purchased the worldwide animal health business of Solvay S.A. for approximately $460,000,000 in cash. The purchase price exceeded the net assets acquired by $368,303,000. The excess purchase price has been recorded to goodwill and other intangibles, which are being amortized over periods of 10 to 25 years.

      The Company had other acquisitions and divestitures during 1999, 1998 and 1997, the effects of which, individually and in the aggregate, were not material to the Company's consolidated financial position or results of operations. The operations of all businesses acquired and divested during 1999, 1998 and 1997, individually and in the aggregate, were not material to the Company's consolidated financial position or results of operations in any of these years.

3. Special Charges

1999 Cyanamid Restructuring Charge and Asset Impairments

During the 1999 third quarter, a special charge of $195,000,000 ($126,750,000 after-tax or $0.10 per share--diluted) was recorded to provide for the restructuring of the Company's Cyanamid Agricultural Products business segment (Cyanamid) aggregating $113,000,000 and the impairment of a Cyanamid manufacturing facility aggregating $82,000,000.

      The restructuring of Cyanamid was initiated to improve the effectiveness and efficiency of this business in light of current conditions in the global farm economy and to better align resources and capacity with present and future product needs. The restructuring is being accomplished through revisions in the practices used by Cyanamid to sell, market, manufacture and distribute products to the global farm market and to realign its research activities.

      The restructuring will result in the elimination of approximately 700 positions worldwide and the closing of three research facilities located in the European and Asian-Pacific regions. The workforce


                         American Home Products Corporation and Subsidiaries  35
reductions cover personnel in marketing, sales, administration and research. The components of the $113,000,000 charge were as follows: (i) personnel costs of $73,000,000, (ii) noncash costs for fixed asset write-offs of $30,000,000 that represented the net book value of the research facilities that will be closed and (iii) other closure/exit costs of $10,000,000. Most of these costs will be paid within one year. Except for shutdown activities during the transition period related to the relocation of recurring research functions to other facilities, the research facilities no longer are operational, and no new research projects have commenced. Closure of these facilities is anticipated in the 2000 third quarter. Due to the highly specialized nature of these facilities, no proceeds were anticipated from the disposal of these facilities. Other closure/exit costs are a direct result of the restructuring plan and include security, utilities, property taxes, lease termination costs and other related costs that will be paid during the disposal period. Since the 1999 third quarter, the Company has begun its personnel reductions and has initiated the closure of the research facilities. At December 31, 1999, approximately 175 employees had been severed.

      Activity in the Cyanamid restructuring accruals was as follows:

                                                    Personnel       Fixed Asset    Other Closure/
(In thousands)                                          Costs        Write-offs        Exit Costs            Total
------------------------------------------------------------------------------------------------------------------
Restructuring accruals at inception                 $  73,000         $  30,000         $  10,000        $ 113,000
Cash expenditures*                                     (3,112)               --                --           (3,112)
Write-offs of fixed assets                                 --           (30,000)               --          (30,000)
                                                    --------------------------------------------------------------
Restructuring accruals at December 31, 1999         $  69,888         $      --         $  10,000        $  79,888
                                                    ==============================================================

* Cash expenditures represent partial severance payments related to approximately 175 employees who were severed to date. Remaining severance related to these employees is anticipated to be paid in the 2000 first quarter.

      The noncash charge for the impairment of a Cyanamid manufacturing facility was recognized since the facility was dedicated primarily to a product that did not obtain regulatory approval from the U.S. Environmental Protection Agency
(EPA). Based on a review of existing resources, the Company determined that it had no alternative future use for a significant portion of this facility. Therefore, an impairment loss of $82,000,000 was recorded based upon the expected future discounted cash flows from the projected utilization of the facility.

RotaShield Voluntary Market Withdrawal

During the 1999 second quarter, the Company recorded a special charge aggregating $82,000,000 ($53,000,000 after-tax or $0.04 per share--diluted) for estimated costs associated with the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine.

1998 Restructuring Charge and Related Asset Impairments

In December 1998, the Company recorded a special charge for restructuring and related asset impairments of $343,600,000 ($240,500,000 after-tax or $0.18 per share--diluted) to recognize the costs of the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems, and a reduction in personnel from the globalization of certain business units. The reorganization of the pharmaceutical and nutritional supply chains will result in the closure of 14 plants (nine pharmaceuticals and five nutritionals). The reorganization of the U.S. pharmaceutical and consumer health care distribution systems will result in the closure of three distribution centers. The restructuring will result in the elimination of 4,100 positions offset, in part, by 1,000 newly created positions in the same functions at other locations. The components of this charge were as follows: (i) personnel costs of $142,375,000, (ii) noncash costs for fixed asset write-offs of $115,225,000 and (iii) other closure/exit costs of $86,000,000. While some of these costs were paid within one year of the announcement date, due to regulatory requirements for product transfers, some of the restructuring costs will not be paid until after 2000. The noncash costs of $115,225,000 reduced the carrying value of the fixed assets to their estimated fair value, taking into consideration depreciation expected during the transition period, which was determined by experience with similar properties and external appraisals. These fixed assets, with a fair value of $11,575,000, have remained operational during the transition period of obtaining the necessary regulatory approvals to relocate these operations to new facilities. Since these fixed assets have remained in use, depreciation was not suspended and will be recognized over the transition period. Other closure/exit costs are a direct result of the restructuring plan. The majority of the other closure/exit costs are anticipated to be realized after the facilities cease production and prior to disposition. These costs include non-cancelable operating leases, security, utilities, maintenance, property taxes and other related costs that will be paid during the disposal period. Due to the specialized nature of these facilities, the costs will be paid over a two- to three-year period as product transfers are approved by regulatory authorities and manufacturing sites are closed.

      Since the end of 1998, the Company has begun its personnel reductions and has initiated/completed the closure/sale of certain manufacturing facilities/distribution centers. At December 31, 1999, approximately 2,500 positions had been eliminated, two distribution centers had been sold, and the third is expected to be fully closed in the 2000 first quarter. The manufacturing plants are continuing their phase-out period, and the Company will begin the disposal process in late 2000.


36  American Home Products Corporation and Subsidiaries

Activity in the restructuring accruals was as follows:

                                                    Personnel       Fixed Asset    Other Closure/
(In thousands)                                          Costs        Write-offs        Exit Costs             Total
-------------------------------------------------------------------------------------------------------------------
Restructuring accruals at inception                 $ 142,375         $ 115,225         $  86,000         $ 343,600
Cash expenditures                                        (527)               --              (922)           (1,449)
Write-offs of fixed assets                                 --          (115,225)               --          (115,225)
                                                    ---------------------------------------------------------------
Restructuring accruals at December 31, 1998           141,848                --            85,078           226,926
Cash expenditures                                     (87,095)               --            (5,817)          (92,912)
                                                    ---------------------------------------------------------------
Restructuring accruals at December 31, 1999         $  54,753         $      --         $  79,261         $ 134,014
                                                    ===============================================================

Redux and Pondimin Voluntary Market Withdrawal

The 1997 results of operations included a special charge aggregating $180,000,000 ($117,000,000 after-tax or $0.09 per share -- diluted) to record the one-time costs associated with the voluntary market withdrawal of Redux (dexfenfluramine) and Pondimin (fenfluramine). The special charge included provisions for product returns, notification and administrative handling fees, the writedown of inventory and supplies, and other related costs. At December 31, 1998, these accruals were fully utilized. These costs did not include provisions for any subsequent charges which resulted from legal actions related to these products (see Note 10).

4. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)                                                1999          1998
--------------------------------------------------------------------------------
Commercial paper                                        $2,841,630    $1,213,470
Notes payable:
  7.70% notes due 2000                                   1,000,000     1,000,000
  6.50% notes due 2002                                     250,000       250,000
  7.90% notes due 2005                                   1,000,000     1,000,000
  7.25% debentures due 2023                                250,000       250,000
Pollution control and industrial revenue bonds:
  5.1%-5.8% due 2000-2020                                  100,300       110,865
Other debt:
  1.3%-21.6% due 2000-2009                                 139,204       114,556
                                                        ------------------------
                                                         5,581,134     3,938,891
Less current portion                                     1,912,491        79,728
                                                        ------------------------
                                                        $3,668,643    $3,859,163
                                                        ========================

      The fair value of the Company's outstanding debt was $5,584,415,000 and $4,123,938,000 at December 31, 1999 and 1998, respectively. The fair value of the Company's outstanding debt was estimated based on market prices.

      The weighted average interest rate on the commercial paper outstanding at December 31, 1999 and 1998 was 5.72% and 5.10%, respectively. The commercial paper had original maturities that did not exceed 270 days and a weighted average remaining maturity of 42 days and 45 days at December 31, 1999 and 1998, respectively.

      In 1998, the Company reduced its $5.0 billion revolving credit facility to $2.0 billion by terminating a $2.5 billion, 364-day credit facility in its entirety and by reducing a $2.5 billion, five-year credit facility to $2.0 billion. The remaining $2.0 billion, five-year credit facility supports a significant portion of the Company's commercial paper program and has a maturity date of July 31, 2002.

      The interest rate on borrowings under the $2.0 billion credit facility is based on various rate options available to the Company. The proceeds of the credit facility may be used to support commercial paper and the Company's general corporate and working capital requirements. The credit facility contains a financial covenant and various other customary covenants, representations, warranties, conditions and default provisions. At December 31, 1999 and 1998, there were no borrowings outstanding under the credit facility. The portion of commercial paper outstanding at December 31, 1999 supported by the credit facility ($2.0 billion) and the entire balance of commercial paper outstanding at December 31, 1998 were classified as long-term debt since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper, through the use of its credit facility or through the issuance of long-term debt. Outstanding commercial paper of $841,630,000 at December 31, 1999 was classified as current, representing the amount of the outstanding commercial paper borrowings in excess of the Company's $2.0 billion credit facility that supports the commercial paper program. The significant increase in commercial paper was due primarily to financing treasury stock acquisitions as part of the Company's common stock repurchase program and funding the purchase of a $450,000,000 convertible subordinated note issued by Immunex Corporation, a majority-owned subsidiary of the Company. The increase in marketable securities represents the investment by Immunex Corporation of the proceeds from this note.

      In early 1998, the Company had interest rate swap agreements outstanding with a notional amount of $2.3 billion under which the Company paid a fixed rate of interest and received a floating rate of interest over the term of the interest rate swap agreements, without the exchange of the underlying notional amounts. The interest rate swap agreements converted a portion of the commercial paper from a floating rate obligation to a fixed rate obligation. Proceeds from the sale of the Sherwood-Davis & Geck medical devices business, which was sold effective February 27, 1998, were used primarily to reduce outstanding commercial paper and terminate the $2.3 billion of interest rate swap agreements. The cost to terminate these interest rate swap agreements was charged against the gain on the sale.

      The Company has outstanding $1.0 billion of 7.70% notes due February 2000, which have been classified as current at December 31, 1999, and $1.0 billion of 7.90% notes due February 2005, both under a $3.5 billion shelf registration statement. These non-callable notes, which have semiannual interest payments due on February 15 and August 15, are unsecured and unsubordinated. The Company also has outstanding $250,000,000 of 6.50% notes due October 2002 and $250,000,000 of 7.25% debentures due March 2023. The 6.50% non-callable notes have semiannual interest payments due on April 15 and October 15. The 7.25% non-callable debentures have semiannual


                         American Home Products Corporation and Subsidiaries  37
interest payments due on March 1 and September 1. The non-callable notes and debentures are unsecured and unsubordinated.

      The aggregate maturities of debt during the next five years at December 31, 1999 are as follows:

(In thousands)
---------------------------------------------------------------------
2000                                                       $1,912,491
2001                                                           18,343
2002                                                          301,039
2003                                                            7,620
2004                                                            6,012
Thereafter                                                  1,335,629
                                                           ----------
                                                            3,581,134
Commercial paper (classified as long-term debt)             2,000,000
                                                           ----------
Total debt                                                 $5,581,134
                                                           ==========

      Interest payments in connection with the Company's debt obligations, excluding the cost to terminate the interest rate swap agreements in 1998, for the years ended December 31, 1999, 1998 and 1997 amounted to $294,790,000, $316,018,000 and $471,120,000, respectively.

      Interest expense, net in the Consolidated Statements of Operations included interest income of $129,406,000, $115,813,000 and $90,674,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

      The Company enters into short-term foreign exchange forward contracts as part of its management of foreign currency exposures. The Company does not engage in speculation on foreign currency. At December 31, 1999 and 1998, the Company had notional amounts of $837,883,000 and $799,255,000, respectively, of foreign exchange forward contracts outstanding. At December 31, 1999 and 1998, the fair value of the foreign exchange forward contracts was a net payable of $14,059,000 and $453,000, respectively. As foreign currency exchange rates change from period to period, the fluctuations in the fair value of the foreign exchange forward contracts are offset by fluctuations in the fair value of the underlying hedged transactions. The Company believes that the risk of loss associated with the foreign currency agreements from non-performance by the counterparties is not material to its consolidated financial position or results of operations.

5. Other Noncurrent Liabilities

Other noncurrent liabilities include a reserve for Redux and Pondimin litigation (see Note 10), reserves relating to income taxes, environmental matters, product liability and other litigation, as well as restructuring, pension and other employee benefit liabilities, and minority interests.

      The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At December 31, 1999, the Company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 57 Superfund sites.

      It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $359,190,000 and $385,040,000 at December 31, 1999 and 1998,
respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of payments. See
Note 10 for a discussion of contingencies.

      The Company's Management Incentive Plan provides for cash and deferred contingent common stock awards to key employees. The maximum number of shares of common stock issuable under the plan is 48,000,000, of which 36,651,432 have been awarded through December 31, 1999. Deferred contingent common stock awards plus accrued dividends totaling 1,448,256 shares were outstanding at December 31, 1999. As a result of the net loss realized by the Company in 1999, no awards under this plan were issued. However, cash bonuses totaling $39,808,000 were approved by the Board of Directors for key employees in 1999. The value of management incentive plan awards for 1998 and 1997 was $65,847,000 and $67,045,000, respectively, which included deferred contingent common stock of $15,516,000 (284,244 shares) and $14,834,000 (396,832 shares), respectively.

6. Pensions and Other Postretirement Benefits

Pensions: The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1999, 1998 and 1997 was $114,995,000, $112,209,000 and $146,403,000, respectively. The Company sponsors defined benefit and defined contribution plans for most domestic and certain foreign locations. Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund the minimum amount required by local regulations of current and prior year service costs under defined benefit retirement plans. Contributions to defined contribution plans are based on a percentage of employees' compensation. Pension expense recognized for defined contribution plans for 1999, 1998 and 1997 totaled $66,811,000, $64,006,000 and $65,645,000, respectively.

      Other Postretirement Benefits: The Company provides postretirement health care and life insurance benefits for retired employees of most domestic locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

      The change in benefit obligation, change in plan assets and reconciliation of funded status of the Company's defined benefit plans (principally U.S. plans) for 1999 and 1998 were as follows:


38  American Home Products Corporation and Subsidiaries

                                                                           Pensions                   Other Postretirement Benefits
                                                               ------------------------------        ------------------------------
Change in Benefit Obligation (In thousands)                           1999               1998               1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at January 1                                $ 3,227,295        $ 3,069,613        $ 1,025,286        $   980,998
Service cost                                                        76,987             70,902             25,229             18,963
Interest cost                                                      218,410            219,852             76,629             66,722
Amendments                                                          28,518                 --                 --                 --
Net actuarial loss/(gain)                                         (120,082)           152,505             13,640             63,092
Curtailments/settlements                                            (4,922)           (23,281)                --            (46,427)
Benefits paid                                                     (355,451)          (262,296)           (64,486)           (58,062)
                                                               --------------------------------------------------------------------
Benefit obligation at December 31                              $ 3,070,755        $ 3,227,295        $ 1,076,298        $ 1,025,286
                                                               ====================================================================

                                                                           Pensions                   Other Postretirement Benefits
                                                               ------------------------------        ------------------------------
Change in Plan Assets (In thousands)                                  1999               1998               1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at January 1                         $ 2,891,610        $ 2,723,177                 --                 --
Actual return on plan assets                                       439,515            396,366                 --                 --
Amendments                                                           6,343                 --                 --                 --
Company contributions                                               19,137             34,363        $    64,486        $    58,062
Benefits paid                                                     (355,451)          (262,296)           (64,486)           (58,062)
                                                               --------------------------------------------------------------------
Fair value of plan assets at December 31                       $ 3,001,154        $ 2,891,610        $        --        $        --
                                                               ====================================================================

                                                                           Pensions                   Other Postretirement Benefits
                                                               ------------------------------        ------------------------------
Reconciliation of Funded Status (In thousands)                        1999               1998               1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation in excess of plan assets                    $    69,601        $   335,685        $ 1,076,298        $ 1,025,286
Unrecognized net actuarial gain/(loss)                             283,620             (1,950)          (112,160)          (106,772)
Unrecognized prior service cost                                    (74,198)           (85,903)            (2,248)            (2,606)
Unrecognized net transition obligation                              (4,606)            (7,176)                --                 --
                                                               --------------------------------------------------------------------
Accrued benefit liability                                      $   274,417        $   240,656        $   961,890        $   915,908
                                                               ====================================================================

      Unrecognized net actuarial gain for pensions increased in 1999 compared with an unrecognized net loss in 1998 due primarily to the actual return exceeding the expected return on plan assets in 1999 and the net effect of changes in actuarial assumptions.

      At December 31, 1999 and 1998, the Company had seven unfunded pension plans with aggregate projected benefit obligations and accumulated benefit obligations of $289,778,000 and $262,205,000 at December 31, 1999, respectively, and $291,535,000 and $256,611,000 at December 31, 1998, respectively.

      There were no plan assets for the Company's other postretirement benefit plans at December 31, 1999 and 1998 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was $65,000,000 and $55,000,000 at December 31, 1999 and 1998, respectively.

      Assumptions used in developing the benefit obligations at December 31 were as follows:

                                                                               Pensions                Other Postretirement Benefits
                                                                      ---------------------------      -----------------------------
Weighted Average Assumptions at December 31,                           1999      1998       1997         1999       1998       1997
------------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                          7.75%      7.0%      7.25%        7.75%       7.0%      7.25%
Rate of compensation increase                                           4.5%      4.0%       4.0%          --         --         --
Expected return on plan assets                                          9.5%      9.5%       9.5%          --         --         --
Increase in per capita cost of health care benefits that gradually
  decreases and is held constant thereafter beginning in 2004            --        --         --     7.5%-5.0%  8.0%-5.0%  8.5%-5.0%


                         American Home Products Corporation and Subsidiaries  39

      The assumed health care cost trend rates have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rates would increase the postretirement benefit obligation by $127,852,000 and the total service and interest cost components by $15,113,000. A one percentage point decrease in the assumed health care cost trend rates would decrease the postretirement benefit obligation by $106,794,000 and the total service and interest cost components by $12,191,000.

      Net periodic benefit cost for 1999, 1998 and 1997 of the Company's defined benefit plans (principally U.S. plans) was as follows:

                                                                       Pensions                     Other Postretirement Benefits
                                                      -------------------------------------     ------------------------------------
Components of Net Periodic Benefit Cost (In thousands)     1999          1998          1997          1999         1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                          $  76,987     $  70,902     $  66,236     $  25,229    $  18,963     $  19,494
Interest cost                                           218,410       219,852       213,055        76,629       66,722        70,791
Expected return on plan assets                         (260,323)     (253,034)     (214,812)           --           --            --
Amortization of prior service cost                       11,352        11,880        13,888           357          357           357
Amortization of transition obligation                     1,114         1,143           324            --           --            --
Recognized net actuarial loss/(gain)                      3,122         3,200         2,067         7,082         (103)        1,923
Curtailment gain                                         (2,478)       (5,740)           --            --           --            --
                                                      ------------------------------------------------------------------------------
Net periodic benefit cost                             $  48,184     $  48,203     $  80,758     $ 109,297    $  85,939     $  92,565
                                                      ==============================================================================

      Net periodic other postretirement benefit cost was higher in 1999 compared with 1998 due primarily to a change in early retirement assumptions. Net periodic pension benefit cost was lower in 1998 compared with 1997 due primarily to the unusually high actual return on plan assets in 1997 and a $200,000,000 contribution to the American Home Products Corporation Retirement Plan--U.S. in late 1997.

7. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 1999 and 1998, respectively. Of the authorized preferred shares, there is a series of shares (24,241 and 25,480 outstanding at December 31, 1999 and 1998, respectively) which is designated as $2 convertible preferred stock. Each share of the $2 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60 per share plus accrued dividends.

      On October 7, 1999, the Company's Board of Directors declared a dividend of one preferred share purchase right for each share of common stock outstanding on October 18, 1999. The rights also will apply to all future stock issuances. Each right permits the holder, under certain circumstances and upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company (the Series A Preferred Stock) at an exercise price of $225 per one one-thousandth of a share of Series A Preferred Stock under a Rights Plan relating to such Series A Preferred Stock. The 5,000,000 shares of preferred stock authorized will be used for the exercise of any preferred share purchase rights. The Rights Plan has provisions that are triggered if any person or group acquires beneficial ownership of 15% or more of the outstanding common stock or acquires the Company in a merger or other business combination (an Acquiring Person). In such event, stockholders (other than the Acquiring Person) would receive stock of the Company or the Acquiring Person, as the case may be, having a market value of twice the exercise price along with substantially increased voting and dividend rights, among other things. The rights expire on October 7, 2009, and prior to there being an Acquiring Person, the Company may redeem the rights issued under the Rights Plan for $0.01 per right. The Board can, except with respect to the redemption price, amend the Rights Plan in any manner without the consent of the holders of the rights, provided that such amendment does not adversely affect the rights of the holder at any time after there is an Acquiring Person.

      Changes in outstanding common shares during 1999, 1998 and 1997 were as follows:

(In thousands except
shares of preferred stock)                   1999           1998           1997
--------------------------------------------------------------------------------
Balance at January 1                    1,312,399      1,300,755      1,279,966
Issued for stock options                   10,589         19,811         20,723
Purchases of common shares
  for treasury                            (19,226)        (8,284)          (419)
Conversions of preferred stock
  (1,239, 3,365 and 2,588
  shares in 1999, 1998
  and 1997, respectively)
  and other exchanges                         154            117            485
                                        ---------------------------------------
Balance at December 31                  1,303,916      1,312,399      1,300,755
                                        =======================================

      The Company has a common stock repurchase program under which the Company is authorized to repurchase shares. At December 31, 1999, 13,906,960 shares were authorized for future repurchases.

8. Stock Options

The Company has two Stock Option Plans and four Stock Incentive Plans. Included in the four Stock Incentive Plans is the 1999 Stock Incentive Plan, authorized to grant 65,000,000 options to purchase shares, which was approved at the Company's April 22, 1999 Annual Meeting of Stockholders. No further grants may be made under the two Stock Option Plans. Under the four Stock Incentive Plans, options to purchase a maximum of 229,000,000 shares may be granted at prices not less than 100% of the fair market value at the date of option grant. At December 31, 1999, 58,952,633 shares were available for future grants under the Stock Incentive Plans.

      The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified


40 American Home Products Corporation and Subsidiaries stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. The plans provide for the granting of stock appreciation rights (SARs), which entitle the holder to receive an amount equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 1999, there were no outstanding SARs.

      Each Stock Incentive Plan, among other things, provides for the issuance of up to 8,000,000 shares (32,000,000 shares in the aggregate for all Stock Incentive Plans) as restricted stock awards. Restricted stock awards representing 148,850, 68,400 and 88,400 units were granted in 1999, 1998 and 1997, respectively, under the plans to certain key executives. These units generally are converted to shares of restricted stock based on the achievement of certain performance criteria related to performance years 1997 through 2003.

      Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered prior to the end of a five-year restricted period. At December 31, 1999, 68,800 shares were available for future grants.

      At the Company's April 22, 1999 Annual Meeting of Stockholders, the stockholders approved the 1999 Stock Option Plan for Non-Employee Directors. Under the Plan, a maximum of 250,000 shares may be granted to non-employee directors at 100% of the fair market value of the common stock on the date of the grant. During 1999, 21,000 stock options were granted to non-employee directors, and 229,000 shares were available for future grants at December 31, 1999.

      Stock option information related to the plans was as follows:

                                                                 Weighted                     Weighted                     Weighted
                                                                  Average                      Average                      Average
                                                                 Exercise                     Exercise                     Exercise
Option Shares                                           1999        Price           1998         Price           1997         Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1                          75,790,629    $   30.53     83,306,276     $   24.86     80,278,690     $   19.03
Granted                                           21,945,755        62.00     15,167,210         50.13     27,868,770         36.20
Canceled                                          (1,903,601)       51.83     (2,872,314)        37.03     (4,118,604)        22.89
Exercised (1999--$11.80 to $50.06 per share)     (10,588,653)       22.76    (19,810,543)        20.79    (20,722,580)        17.93
                                                 -----------                 -----------                  -----------
Outstanding at December 31
  (1999--$11.80 to $65.19 per share)              85,244,130        39.13     75,790,629         30.53     83,306,276         24.86
                                                 ===========                 ===========                  ===========
Exercisable at December 31                        52,789,450        28.27     54,471,524         24.51     53,472,180         19.28
                                                 ===========                 ===========                  ===========

      The following table summarizes information regarding stock options outstanding at December 31, 1999:

                         Options Outstanding                                      Options Exercisable
--------------------------------------------------------------------        ------------------------------
                                 Weighted Average   Weighted Average                      Weighted Average
  Range of              Number          Remaining           Exercise             Number           Exercise
Exercise Prices    Outstanding   Contractual Life              Price        Exercisable              Price
----------------------------------------------------------------------------------------------------------
$11.80 to 19.99     22,901,025          4.2 years             $17.80         22,901,025             $17.80
 20.00 to 29.99      7,278,617          5.9 years              26.40          7,278,617              26.40
 30.00 to 39.99     19,889,770          6.9 years              36.18         17,396,734              36.18
 40.00 to 49.99        754,430          8.6 years              46.52            186,419              46.28
 50.00 to 59.99     13,815,673          8.4 years              50.43          4,865,435              50.22
 60.00 to 65.19     20,604,615          9.4 years              62.33            161,220              62.31
                    ----------                                               ----------
                    85,244,130          7.0 years              39.13         52,789,450              28.27
                    ==========                                               ==========


                         American Home Products Corporation and Subsidiaries  41

      The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for stock options. If compensation expense for the Company's stock options issued in 1999, 1998 and 1997 had been determined based on the fair value method of accounting, the Company's net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

(In thousands except
per share amounts)                               1999          1998         1997
--------------------------------------------------------------------------------
Net income (loss) less preferred dividends:
  As-reported                             $(1,227,171)   $2,474,284   $2,043,063
  Pro forma                                (1,312,238)    2,412,431    1,981,826
Basic earnings (loss) per share:
  As-reported                             $     (0.94)   $     1.88   $     1.58
  Pro forma                                     (1.00)         1.84         1.53
Net income (loss):
  As-reported                             $(1,227,121)   $2,474,338   $2,043,123
  Pro forma                                (1,312,188)    2,412,485    1,981,886
Diluted earnings (loss) per share:
  As-reported                             $     (0.94)   $     1.85   $     1.56
  Pro forma                                     (1.00)         1.80         1.51

      The fair value of issued stock options is estimated on the date of grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions for stock options granted in 1999, 1998 and 1997, respectively: expected volatility (the amount by which the stock price is expected to fluctuate) of 23.2%, 24.2% and 18.3%; expected dividend yield of 2.2%, 2.8% and 3.7%; risk-free interest rate of 5.6%, 5.6% and 6.5%; and expected life of four years. The weighted average fair value of stock options granted during 1999, 1998 and 1997 was $14.36, $10.03 and $5.86 per option share, respectively.

9. Income Taxes

The provision (benefit) for income taxes consisted of:

(In thousands)
Years Ended December 31,             1999               1998               1997
-------------------------------------------------------------------------------
Current:
  Federal                     $   328,862        $   518,450        $   531,770
  Foreign                         500,949            518,200            460,028
                              -------------------------------------------------
                                  829,811          1,036,650            991,798
Deferred:
  Federal                      (1,519,257)           108,621           (221,789)
  Foreign                          (9,059)           (34,149)             1,575
                              -------------------------------------------------
                               (1,528,316)            74,472           (220,214)
                              -------------------------------------------------
                              $  (698,505)       $ 1,111,122        $   771,584
                              =================================================

      Net deferred tax assets, inclusive of valuation allowances for certain deferred tax assets, were reflected on the Consolidated Balance Sheets at December 31 as follows:

(In thousands)                                             1999             1998
--------------------------------------------------------------------------------
Net current deferred tax assets                      $1,216,983       $  674,518
Net noncurrent deferred tax assets                    1,466,764          480,913
                                                     ---------------------------
Net deferred tax assets                              $2,683,747       $1,155,431
                                                     ===========================

      Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves, which currently are not deductible for tax purposes. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes. The significant increase in net deferred tax assets for the year ended 1999 was due primarily to deferred tax assets generated as a result of the litigation charge related to Redux and Pondimin (see Note 10).

      The components of the Company's deferred tax assets and liabilities at December 31 were as follows:


(In thousands)                                              1999           1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Product, litigation and environmental
    liabilities, and other operating accruals        $ 2,211,410    $   751,140
  Postretirement, pension and other
    employee benefits                                    458,322        455,999
  Net operating loss and other tax
    credit carryforwards                                 107,095        157,034
  Restructuring and
    reorganization accruals                              205,923        283,614
  Inventory reserves                                     161,026        161,252
  Investments and advances                                39,700         45,608
  Other                                                   56,479         20,537
                                                     --------------------------
Total deferred tax assets                              3,239,955      1,875,184
                                                     --------------------------
Deferred tax liabilities:
  Investments                                             (9,203)        (9,514)
  Depreciation                                          (268,322)      (311,645)
  Pension benefits and other
    employee benefits                                    (58,168)       (68,911)
  Other                                                  (69,106)       (80,632)
                                                     --------------------------
Total deferred tax liabilities                          (404,799)      (470,702)
                                                     --------------------------
Deferred tax asset
  valuation allowances                                  (151,409)      (249,051)
                                                     --------------------------

Net deferred tax assets                              $ 2,683,747    $ 1,155,431
                                                     ==========================

      Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carryforwards and portions of other deferred tax assets as the Company determined that it was more likely than not that these benefits will not be realized. During 1999 and 1998, the valuation allowance decreased by $97,642,000 and $50,373,000, respectively, due primarily to the utilization of net operating loss carryforwards.


42  American Home Products Corporation and Subsidiaries

      Reconciliations between the Company's effective tax rate and the U.S. statutory rate, excluding the effect of the litigation charge in 1999 (see Note
10), were as follows:

Tax Rate
Years Ended December 31,                       1999         1998         1997
-----------------------------------------------------------------------------
U.S. statutory rate                            35.0%        35.0%        35.0%
Effect of Puerto Rico and
  Ireland manufacturing
  operations                                   (9.4)        (5.5)        (6.1)
Research credits                               (1.6)        (1.2)        (1.8)
ACY goodwill amortization                       2.4          2.0          2.7
Gains on sales of business
  and other assets                               --          2.7           --
Other, net                                      0.7         (2.0)        (2.4)
                                               ------------------------------
Effective tax rate                             27.1%        31.0%        27.4%
                                               ==============================

      Including the effect of the 1999 litigation charge, which had a 30.8% tax benefit, the overall effective tax rate in 1999 was a 36.3% tax benefit. The difference in the tax benefit related to the litigation charge versus the statutory rate of 35.0% was caused by a $200 million provision for additional U.S. income tax, net of foreign tax credits, that will have to be paid to the extent that foreign earnings, taxed at a lower rate than in the United States, are remitted back to the United States for litigation settlement payments.

      Total income tax payments, net of tax refunds, for the years ended December 31, 1999, 1998 and 1997 amounted to $717,174,000, $897,361,000 and
$1,021,505,000, respectively.

10. Contingencies and Litigation Settlement

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business (see Note 5 for a discussion of environmental matters). It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

      The Company is a defendant in numerous legal actions, many of which are purported class actions, relating to the antiobesity products Redux or Pondimin, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 6 million people. These actions allege, among other things, that the use of Redux and/or Pondimin, independently or in combination with the prescription drug phentermine (which the Company did not manufacture, distribute or market), caused certain serious conditions, including valvular heart disease.

      On October 7, 1999, the Company announced a comprehensive, national settlement to resolve litigation brought against the Company regarding the use of Redux or Pondimin. This nationwide, class action settlement is open to all Redux or Pondimin users in the United States, regardless of whether they have lawsuits pending. The settlement agreement is subject to judicial approval. Preliminary approval was granted on November 23, 1999, and a fairness hearing is scheduled for May 2000. Payments by the Company will be made into settlement Funds A and B. Payments to the settlement funds in 1999 were $75,000,000, with approximately $1.78 billion expected to be paid over approximately the next two years (approximately $1.0 billion of which is subject to final judicial approval). Payments to provide settlement benefits, if needed, may continue for approximately 16 years after final judicial approval. Fund A is intended to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund B will compensate claimants with significant heart valve disease. The settlement covers all claims arising out of the use of Redux or Pondimin except for claims of primary pulmonary hypertension (PPH). The settlement provides opportunities during three different time periods for claimants to opt out of the settlement. Under certain circumstances, the Company will receive credits for future settlement payments to claimants who opt out of the settlement. The Company may terminate the settlement at its discretion based on the number of initial opt outs. The initial opt out period ends March 30, 2000. The nationwide, class action settlement states that it shall not be construed to be an admission or evidence of any liability or wrongdoing whatsoever by the Company or the truth of any of the claims alleged.

      The Company recorded a litigation charge of $4,750,000,000 ($3,287,500,000 after-tax or $2.51 per share--diluted) in the 1999 third quarter to provide for expected payments to the settlement funds contemplated by the nationwide, class action settlement as discussed above, other judgments and settlements (including estimated claims for PPH and any opt outs), and future legal costs, net of available insurance. At December 31, 1999, $4,632,419,000 of the litigation accrual remained; $1,400,000,000 and $3,232,419,000 were included in accrued expenses and other noncurrent liabilities, respectively. The amount of the reserve is based upon, among other things, the assumption that the Company will not terminate the nationwide, class action settlement based upon the number of initial opt outs and that the settlement will receive final judicial approval. A receivable of $316,092,000 from the Company's insurance carriers related to these litigation expenditures was included in other current assets at December 31, 1999. The Company believes that this receivable is fully recoverable.

      The scientific studies conducted to date and clinical experience indicate that the health of the overwhelming majority of people who took Redux or Pondimin has not been adversely affected. The studies also show no increased risk of valvular heart disease among persons who took the drugs for three months or less--more than 75% of those who took the drugs.

      The Company is a defendant in numerous cases that have been consolidated in federal district court in Illinois as Brand Name Prescription Drugs Antitrust Litigation (MDL 997) relating to claims made by certain retail pharmacies against the Company and other pharmaceutical manufacturers. The Company and other pharmaceutical manufacturers also are defendants in similar litigation brought on behalf of consumers and in some cases on behalf of pharmacies in various state courts. The Company has settled the class action case in MDL 997 and certain other cases but remains as a defendant in other cases. The Company believes it has complied with the antitrust laws and other applicable laws and has settled these cases in order to avoid the costs and risks of litigation. The settlement agreements are not admissions of any violation of law.

      In September 1999, the Company announced that it had reached an agreement with plaintiffs' counsel, representing virtually all of the plaintiffs with lawsuits pending against the Company, involving the Norplant System, the Company's implantable contraceptive containing levonorgestrel, to settle the Norplant System lawsuits for


                         American Home Products Corporation and Subsidiaries  43

$1,500 per claimant. That settlement proposal has been communicated by plantiffs' attorneys to their clients with a recommendation that they accept the offer. The agreement to recommend settlement will not cover plaintiffs who allege that they experienced either idiopathic intracranial hypertension or stroke. The cost of the settlement is anticipated to be approximately $50,000,000 and is anticipated to be covered by insurance.

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

      The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 1999 are as follows:

(In thousands)
----------------------------------------------------
2000                                        $123,253
2001                                         113,685
2002                                         108,580
2003                                         100,067
2004                                          93,420
Thereafter                                    65,852
                                            --------
Total rental commitments                    $604,857
                                            ========

      Rental expense for all operating leases was $145,814,000, $131,358,000 and $133,179,000 in 1999, 1998 and 1997, respectively.

11. Company Data by Operating and Geographic Segment

The Company has four reportable segments: Pharmaceuticals, Consumer Health Care, Agricultural Products, and Corporate and All Other. The Company is not dependent on any single customer or major group of customers for its sales. The Company currently manufactures, distributes and sells a diversified line of products in the reportable segments as outlined below.

      The Pharmaceuticals segment manufactures, distributes and sells branded and generic human ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, infant nutritionals, cardiovascular products, neuroscience therapies, gastroenterology drugs, anti-infectives, vaccines, biopharmaceuticals, oncology therapies, musculoskeletal therapies and transplantation products. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants.

      The Consumer Health Care segment manufactures, distributes and sells over-the-counter health care products whose principal products include analgesics, cough/cold/allergy remedies, vitamin, mineral and nutritional supplements, herbal products, and hemorrhoidal, antacid and asthma relief items.

      The Agricultural Products segment manufactures, distributes and sells crop protection and pest control products whose principal products include herbicides, insecticides and fungicides. The Company is pursuing the divestiture of the agricultural products business.

      Corporate is responsible for the treasury, tax, legal and compliance operations of the Company's businesses and incurs and maintains certain assets, liabilities, expenses, gains and losses related to the overall management of the Company which are not allocated to the other reportable segments. All Other consists of the medical devices businesses, which the Company exited completely in February 1998. These businesses manufactured, distributed and sold medical devices products, which included needles and syringes, tubes, catheters, wound closure products, ophthalmic surgical equipment, enteral feeding systems, microsurgical equipment and other hospital products.

      The accounting policies of the segments described above are the same as those described in the Summary of Significant Accounting Policies in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Health Care and Agricultural Products reportable segments based on income from operations before taxes which includes goodwill amortization, gains on the sales of non-corporate assets and certain other items. Corporate and All Other includes special charges, interest expense, net, the gain on the sale of the Sherwood-Davis & Geck medical devices business, gains on the sales of investments and other corporate assets, certain litigation provisions, including the Redux and Pondimin litigation charge, and other miscellaneous items.

      The Company's reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they manufacture, distribute and sell distinct products and provide services which require various technologies and marketing strategies.


44  American Home Products Corporation and Subsidiaries

Company Data by Operating Segment

(In millions)
Years Ended December 31,                        1999         1998         1997
------------------------------------------------------------------------------
Net Sales to Customers
------------------------------------------------------------------------------
Pharmaceuticals                           $  9,505.9   $  8,901.8   $  8,669.1
Consumer Health Care                         2,375.3      2,174.7      2,091.3
Agricultural Products(1)                     1,669.0      2,194.1      2,119.4
Corporate and All Other                           --        192.1      1,316.2
                                          ------------------------------------
Consolidated Total                        $ 13,550.2   $ 13,462.7   $ 14,196.0
                                          ====================================

Income (Loss) before Taxes(2)
------------------------------------------------------------------------------
Pharmaceuticals                           $  2,554.6   $  2,488.3   $  2,349.6
Consumer Health Care                           578.6        509.7        505.1
Agricultural Products(1)                       152.7        494.9        429.9
Corporate and All Other(3)                  (5,211.5)        92.6       (469.9)
                                          ------------------------------------
Consolidated Total                        $ (1,925.6)  $  3,585.5   $  2,814.7
                                          ====================================

Depreciation and
Amortization Expense
------------------------------------------------------------------------------
Pharmaceuticals                           $    465.6   $    443.8   $    416.0
Consumer Health Care                            57.3         52.3         40.0
Agricultural Products                          154.1        153.2        154.8
Corporate and All Other                          5.3         15.4         91.2
                                          ------------------------------------
Consolidated Total                        $    682.3   $    664.7   $    702.0
                                          ====================================

Total Assets
------------------------------------------------------------------------------
Pharmaceuticals                           $ 11,101.4   $ 11,158.2   $ 10,758.8
Consumer Health Care                         1,864.4      1,809.6      1,319.2
Agricultural Products                        4,968.0      5,026.4      4,763.9
Corporate and All Other                      5,972.5      3,084.9      3,983.2
                                          ------------------------------------
Consolidated Total                        $ 23,906.3   $ 21,079.1   $ 20,825.1
                                          ====================================

Expenditures for Long-Lived Assets(4)
------------------------------------------------------------------------------
Pharmaceuticals                           $  1,038.9   $    571.3   $    568.4
Consumer Health Care                            66.8        100.3         95.8
Agricultural Products                           87.8        119.3        115.8
Corporate and All Other                         21.2         20.5        111.9
                                          ------------------------------------
Consolidated Total                        $  1,214.7   $    811.4   $    891.9
                                          ====================================


Company Data by Geographic Segment

(In millions)
Years Ended December 31,                        1999         1998         1997
------------------------------------------------------------------------------
Net Sales to Customers(5)
------------------------------------------------------------------------------

United States(1)                          $  7,671.5   $  7,724.7   $  8,063.0
United Kingdom                                 787.3        662.7        713.0
Other International                          5,091.4      5,075.3      5,420.0
                                          ------------------------------------
Consolidated Total                        $ 13,550.2   $ 13,462.7   $ 14,196.0
                                          ====================================

Long-Lived Assets at December 31(5),
------------------------------------------------------------------------------
United States                             $  8,735.7   $  8,582.4   $  8,705.4
International                                3,888.3      3,981.2      4,147.0
                                          ------------------------------------
Consolidated Total                        $ 12,624.0   $ 12,563.6   $ 12,852.4
                                          ====================================

(1) In September 1999, Cyanamid decided to repurchase selected U.S. field inventories from the trade, primarily soybean herbicides. As a result of this Cyanamid U.S. inventory buyback program, the Company reduced net sales of Agricultural Products by $175.0, which had the effect of increasing the consolidated loss before taxes by $135.0 ($93.2 after-tax or $0.07 per share--diluted). The Cyanamid U.S. inventory buyback program was a result of changes in the way Cyanamid will market and distribute its products, primarily a reduction in distributors to achieve efficiencies, and also is in preparation for the launch of new U.S. soybean herbicide premixed products containing glyphosate and Cyanamid's imidazolinone chemistry. Cyanamid obtained EPA registration for its new proprietary imidazolinone and glyphosate herbicide premixed products and will market these products to be used on Roundup Ready(R) (a registered trademark of the Monsanto Company) soybeans in the 2000 selling season.

(2) Income (loss) before taxes included goodwill amortization for 1999, 1998 and 1997 as follows: Pharmaceuticals--$154.3, $158.2 and $145.1, Consumer Health Care--$32.7, $22.6 and $16.9, Agricultural Products--$97.0, $97.1 and $96.2, respectively, and Corporate and All Other of $0.9 in 1998 and $14.4 in 1997.

(3) 1999 Corporate and All Other included a litigation charge of $4,750.0 in connection with litigation brought against the Company regarding the use of the antiobesity products Redux or Pondimin. The charge provided for expected payments to settlement funds contemplated by the nationwide, class action settlement, other judgments and settlements (including estimated claims for PPH and any opt outs), and future legal costs, net of available insurance (see Note 10). The charge related to the Pharmaceuticals operating segment.

      1999 Corporate and All Other included a special charge of $195.0 to provide for the restructuring of Cyanamid and the impairment of a Cyanamid manufacturing facility (see Note 3). The charge related to the Agricultural Products operating segment.

      1999 Corporate and All Other included a special charge of $82.0 related to the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine (see Note 3). The charge related to the Pharmaceuticals operating segment.

      1998 Corporate and All Other included a special charge for restructuring and related asset impairments of $343.6. The charge related to the operating segments as follows: Pharmaceuticals--$294.9, Consumer Health Care--$26.3 and Agricultural Products--$22.4 (see Note 3).

      1998 Corporate and All Other included the gain on the sale of the Sherwood-Davis & Geck medical devices business of $592.1 (see Note 2).

      1997 Corporate and All Other included a special charge of $180.0 associated with the voluntary market withdrawal of Redux and Pondimin (see
      Note 3). The charge related to the Pharmaceuticals operating segment.

(4) Expenditures for long-lived assets excluded expenditures for goodwill and long-lived assets acquired in purchase business combinations as follows:
      1998--Consumer Health Care--$408.6 and 1997--Pharmaceuticals--$413.5.

(5) Other than the United States and the United Kingdom, no other country in which the Company operates had net sales greater than 5% of the respective consolidated total. Other than the United States, no country in which the Company operates had long-lived assets greater than 5% of the respective consolidated total. The basis for attributing net sales to geographic areas is the location of the customer. Long-lived assets consist of property, plant and equipment, goodwill and other intangibles, and other assets, excluding deferred taxes, net investments in equity companies and other investments.


                         American Home Products Corporation and Subsidiaries  45

Report of Independent
Public Accountants

To the Board of Directors and Stockholders of American Home Products
Corporation:

      We have audited the accompanying consolidated balance sheets of American Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Arthur Andersen LLP
New York, New York
January 25, 2000


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

John R. Stafford             Kenneth J. Martin
Chairman, President and      Senior Vice President and
Chief Executive Officer      Chief Financial Officer



46  American Home Products Corporation and Subsidiaries

Quarterly Financial Data

                                                     First Quarter    Second Quarter     Third Quarter     Fourth Quarter
(In thousands except per share amounts)                       1999              1999              1999               1999
-------------------------------------------------------------------------------------------------------------------------
Net sales(2)                                           $ 3,442,352       $ 3,319,292       $ 3,321,254        $ 3,467,278
Gross profit(2)                                          2,529,440         2,368,635         2,434,083          2,525,496
Net income (loss)(1)(2)(3)                                 654,918           398,673        (2,873,944)           593,232
Diluted earnings (loss) per share(1)(2)(3)(4)                 0.49              0.30             (2.20)              0.45

                                                     First Quarter    Second Quarter     Third Quarter     Fourth Quarter
(In thousands except per share amounts)                       1998              1998              1998               1998
-------------------------------------------------------------------------------------------------------------------------
Net sales                                              $ 3,666,395       $ 3,341,960       $ 3,224,119        $ 3,230,213
Gross profit                                             2,661,965         2,421,719         2,414,535          2,347,636
Net income(5)(6)                                           982,210           523,511           618,995            349,622
Diluted earnings per share(5)(6)                              0.74              0.39              0.46               0.26

(1) Second Quarter 1999 included a special charge of $53,000 after-tax and $0.04 per share--diluted related to the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine.

(2) Third Quarter 1999 included a reduction in net sales of $175,000, which had the effect of reducing gross profit by $135,000, increasing net loss by $93,150 and increasing diluted loss per share by $0.07 due to the Cyanamid U.S. inventory buyback program.

(3) Third Quarter 1999 included a litigation charge of $3,287,500 after-tax and $2.51 per share--diluted in connection with litigation brought against the Company regarding the use of the antiobesity products Redux or Pondimin.

      Third Quarter 1999 included a special charge of $126,750 after-tax and $0.10 per share--diluted to provide for the restructuring of Cyanamid and the impairment of a Cyanamid manufacturing facility.

(4) The average number of common shares outstanding for diluted loss per share for the Third Quarter 1999 did not include common share equivalents as the effect would have been antidilutive. In addition, the sum of the 1999 diluted earnings (loss) per share for each quarter did not equal the full year 1999 diluted loss per share for the same reason.

(5) First Quarter 1998 included the gain on the sale of the Sherwood-Davis & Geck medical devices business of $330,782 after-tax and $0.25 per share--diluted.

(6) Fourth Quarter 1998 included a special charge for restructuring and related asset impairments of $240,500 after-tax and $0.18 per share--diluted.


Market Prices of Common
Stock and Dividends

                          1999 Range of Prices*          1998 Range of Prices*
                      ---------------------------    ---------------------------
                                        Dividends                      Dividends
                        High      Low   per Share      High      Low   per Share
--------------------------------------------------------------------------------
First quarter         $68.19   $51.19      $0.225    $48.88   $37.75      $0.215
Second quarter         70.25    51.00       0.225     54.25    43.75       0.215
Third quarter          58.44    38.50       0.225     58.75    46.19       0.215
Fourth quarter         58.00    36.50       0.230     56.50    43.94       0.225

* Prices are those of the New York Stock Exchange--Composite Transactions.


                         American Home Products Corporation and Subsidiaries  47

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 30 to 45.

Results of Operations

Worldwide net sales increased 2% to $13.6 billion for the year ended 1999 after adjusting for the sale of the Sherwood-Davis & Geck medical devices business, which was sold effective February 27, 1998. The increase in 1999 was due primarily to higher worldwide sales of pharmaceuticals and consumer health care, which were offset, in part, by significantly lower sales of U.S. agricultural products and the Cyanamid U.S. inventory buyback program discussed below. Including net sales of Sherwood-Davis & Geck prior to its sale, worldwide net sales increased 1% for the year ended 1999.

      In September 1999, Cyanamid decided to repurchase selected U.S. field inventories from the trade, primarily soybean herbicides (see Note 11 to the Consolidated Financial Statements). As a result of the Cyanamid U.S. inventory buyback program, the Company reduced net sales by $175.0 million, which had the effect of increasing the consolidated loss before taxes by $135.0 million ($93.2 million after-tax or $0.07 per share--diluted).

      Worldwide net sales decreased 5% to $13.5 billion in 1998 on an as-reported basis and 2% on a pro forma basis. The 1998 pro forma sales results reflected businesses acquired and divested in 1998 and 1997, assuming all transactions occurred as of January 1, 1997. This activity included the divestitures of the Sherwood-Davis & Geck (effective February 27, 1998) and Storz Instrument Company (effective December 31, 1997) medical devices businesses and the acquisition of the worldwide animal health business of Solvay S.A. (effective February 28, 1997). The pro forma sales results also included the reclassification of certain retained ophthalmic pharmaceutical sales from the medical devices business to pharmaceuticals (effective January 1, 1998) assuming the reclassification had occurred as of January 1, 1997. The pro forma sales results reflected higher U.S. sales of pharmaceuticals and consumer health care, and international sales of agricultural products offset, in part, by lower international sales of pharmaceuticals.

      The following table sets forth 1999, 1998 and 1997 worldwide net sales results by operating segment together with the percentage changes in "As-Reported" and "Pro Forma" (where applicable) worldwide net sales from prior years:

                                                                                          1999 vs. 1998         1998 vs. 1997
                                                                                        ----------------  --------------------------
                                                   Years Ended December 31,                 As-Reported   As-Reported     Pro Forma
(Dollar amounts in millions)           ---------------------------------------------         % Increase    % Increase    % Increase
Net Sales to Customers                        1999             1998             1997          (Decrease)    (Decrease)    (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
Operating Segment:
Pharmaceuticals                        $   9,505.9      $   8,901.8      $   8,669.1                  7%            3%            2%
Consumer Health Care                       2,375.3          2,174.7          2,091.3                  9%            4%            4%
Agricultural Products                      1,669.0          2,194.1          2,119.4                (24)%           4%            4%
                                       ---------------------------------------------    --------------------------------------------
                                          13,550.2         13,270.6         12,879.8                  2%            3%            2%
Corporate and All Other*                        --            192.1          1,316.2               (100)%         (85)%          --
                                       ---------------------------------------------    --------------------------------------------
Consolidated Net Sales                 $  13,550.2      $  13,462.7      $  14,196.0                  1%           (5)%           2%
                                       =============================================    ============================================

* Corporate and All Other, as-reported, for 1998 and 1997 included the net sales of the Company's divested medical devices businesses discussed above.


48  American Home Products Corporation and Subsidiaries

      Worldwide pharmaceutical sales increased 7% (9% for human pharmaceuticals) for the year ended 1999. Excluding the negative impact of foreign exchange, worldwide pharmaceutical sales increased 8% for the year ended 1999. U.S. pharmaceutical sales increased 7% for the year ended 1999 due primarily to higher sales of Enbrel (introduced in 1998), Effexor XR (due to increased selling efforts and expanded indications), Premarin products and Zosyn, which were offset, in part, by lower sales of animal health products, Naprelan and Verelan (divested in 1998), oral contraceptives and Cordarone (due to generic competition). Lower sales of animal health products were due primarily to customers reducing consumption of livestock-related animal health products, in part, as a result of continuing commodity price declines in the livestock markets.

      International pharmaceutical sales increased 6% for the year ended 1999 due primarily to higher sales of Effexor XR (due to increased selling efforts and expanded indications), Meningitec (introduced in the United Kingdom in
1999), ReFacto (introduced in 1999), Tazocin, HibTITER and Zoton.

      Worldwide pharmaceutical sales increased 3% (2% for human pharmaceuticals) for the year ended 1998. After adjusting for the acquisition of the worldwide animal health business of Solvay S.A. in 1997 and the reclassification of certain retained ophthalmic pharmaceutical sales from the medical devices business effective January 1, 1998, worldwide pro forma pharmaceutical sales increased 2% for the year ended 1998. Excluding the negative impact of foreign exchange, worldwide pro forma pharmaceutical sales increased 4% for the year ended 1998. As-reported and pro forma U.S. pharmaceutical sales increased 5% for the year ended 1998 due primarily to higher sales of Premarin products, oral contraceptives, Effexor XR, Synvisc (introduced in 1997), generic pharmaceuticals, BeneFIX (introduced in 1997), Neumega (introduced in 1997), RotaShield (introduced in 1998) and Zosyn, which were offset, in part, by the voluntary market withdrawal of the Company's antiobesity products Redux and Pondimin in 1997, and Duract in 1998, and lower sales of Oruvail (due to generic competition), Naprelan and Verelan (divested in 1998), Lodine products (due to generic competition) and vaccines. Adjusting for the voluntary market withdrawals and divested products, U.S. pharmaceutical sales would have increased 13% in 1998.

      International pharmaceutical sales decreased 1% for the year ended 1998. Pro forma international pharmaceutical sales decreased 3% for the year ended 1998. Higher sales of Effexor, Zoton, Premarin products, oral contraceptives and Tazocin were more than offset by lower sales of Minocin, infant nutritionals and other pharmaceutical products.

      Worldwide consumer health care sales increased 9% for the year ended 1999. Excluding the negative impact of foreign exchange, worldwide consumer health care sales increased 11% for the year ended 1999. U.S. consumer health care sales increased 10% for the year ended 1999 due primarily to higher sales of nutritional supplements, which consist of Centrum products, Solgar products (acquired in 1998) and Caltrate, cough/cold/allergy products and Chap Stick. Solgar products contributed 3% to the U.S. sales increase for the year ended 1999.

      International consumer health care sales increased 7% for the year ended 1999 due primarily to higher sales of nutritional supplements, which consist of Centrum products, Caltrate and Solgar products (acquired in 1998), and Advil. Solgar products contributed 3% to the international sales increase for the year ended 1999.

      Worldwide consumer health care sales increased 4% for the year ended 1998. Excluding the negative impact of foreign exchange, worldwide consumer health care sales increased 6% for the year ended 1998. U.S. consumer health care sales increased 6% for the year ended 1998 due primarily to higher sales of nutritional supplements, which consist of Centrum products, Solgar products (acquired in 1998) and Caltrate, and Advil, which were offset, in part, by lower sales of Axid AR and cough/cold/allergy products. Solgar products contributed 3% to the U.S. sales increase for the year ended 1998.

      International consumer health care sales increased 1% for the year ended 1998 due primarily to higher sales of nutritional supplements, which consist of Centrum products, Caltrate and Solgar products (acquired in 1998), and Advil, which were offset, in part, by the effect of the disposal of several non-core products in 1997 and lower sales of cough/cold/allergy products. Solgar products contributed 1% to the international sales increase for the year ended 1998.

      Worldwide agricultural products sales decreased 24% for the year ended 1999. Excluding the negative impact of foreign exchange, worldwide agricultural products sales decreased 23% for the year ended 1999. U.S. agricultural products sales decreased 53% for the year ended 1999 due primarily to the Cyanamid U.S. inventory buyback program previously discussed and lower sales of herbicides, predominately Pursuit, Raptor, Prowl, Squadron and Scepter, and insecticides. The lower U.S. sales of herbicides for the year ended 1999 were due principally to various competitive factors and reduced demand for grain coupled with high inventories from record harvests over the last two years. As a result of these high inventory levels, commodity prices have declined causing farmers to reduce input costs by lowering application rates and choosing the lowest cost crop protection product. Due to the seasonality of the U.S. agricultural products business, a majority of the U.S. agricultural products sales and results of operations are realized in the first half of the year.

      International agricultural products sales decreased 3% for the year ended 1999 due primarily to lower sales of Pursuit and other herbicides offset, in part, by higher sales of fungicides and insecticides.

      Worldwide agricultural products sales increased 4% for the year ended 1998. Excluding the negative impact of foreign exchange, worldwide agricultural products sales increased 6% for the year ended 1998. U.S. agricultural products sales for the year ended 1998 were comparable with the prior year. Higher sales of Raptor and Lightning herbicides (both introduced in 1997) and Counter insecticide were offset by lower sales of Pursuit, Scepter and Squadron herbicides (due primarily to unfavorable weather conditions, sales of Raptor and other competitive factors). Due to the seasonality of the U.S. agricultural products business, a majority of the U.S. agricultural products sales and results of operations are realized in the first half of the year.

      International agricultural products sales increased 6% for the year ended 1998 due primarily to higher sales of Odyssey (introduced in 1997), Squadron, Utopia (introduced in 1997) and other herbicides, and Acrobat fungicide, which were offset, in part, by lower sales of Scepter herbicide and other fungicides.


                         American Home Products Corporation and Subsidiaries  49

      Corporate and All Other sales, which consist of the Company's divested medical devices businesses (Sherwood-Davis & Geck in 1998 and 1997, and Storz Instrument Company in 1997), decreased 100% and 85% for the years ended 1999 and 1998, respectively.

      The following table sets forth the percentage changes in worldwide net sales by operating and geographic segment compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

                                                          % Increase (Decrease)                      % Increase (Decrease)
                                                    Year Ended December 31, 1999(1)             Year Ended December 31, 1998(2)
                                                ----------------------------------------    ---------------------------------------
                                                                     Foreign      Total                         Foreign       Total
                                                Volume      Price   Exchange  Net Sales     Volume      Price  Exchange   Net Sales
-----------------------------------------------------------------------------------------------------------------------------------
Pharmaceuticals
U.S.                                                 4%         3%        --          7%         3%         2%       --          5%
International                                        7%         3%        (4)%        6%         2%        --        (5)%       (3)%
                                                -----------------------------------------------------------------------------------
Total                                                5%         3%        (1)%        7%         3%         1%       (2)%        2%
                                                -----------------------------------------------------------------------------------
Consumer Health Care(3)(4)
U.S.                                                 9%         1%        --         10%         5%         1%       --          6%
International                                        8%         5%        (6)%        7%         5%         1%       (5)%        1%
                                                -----------------------------------------------------------------------------------
Total                                                9%         2%        (2)%        9%         5%         1%       (2)%        4%
                                                -----------------------------------------------------------------------------------
Agricultural Products
U.S.(5)                                            (44)%       (9)%       --        (53)%       (4)%        4%       --         --
International                                       (2)%       --         (1)%       (3)%        9%         1%       (4)%        6%
                                                -----------------------------------------------------------------------------------
Total                                              (20)%       (3)%       (1)%      (24)%        4%         2%       (2)%        4%
                                                -----------------------------------------------------------------------------------
Total
U.S.                                                (1)%        1%        --         --          2%         2%       --          4%
International                                        5%         3%        (4)%        4%         4%         1%       (5)%       --
                                                -----------------------------------------------------------------------------------
Total                                                2%         2%        (2)%        2%         3%         1%       (2)%        2%
                                                -----------------------------------------------------------------------------------

(1) Net sales results are presented after adjusting for the sale of the Sherwood-Davis & Geck medical devices business (effective February 27,
      1998).

(2) Net sales results are presented on a pro forma basis. Pharmaceuticals was adjusted for the acquisition of the worldwide animal health business of Solvay S.A. (effective February 28, 1997) and the reclassification of certain retained ophthalmic pharmaceutical sales from the medical devices business (effective January 1, 1998). In addition, net sales results were adjusted for the divestitures of the Sherwood-Davis & Geck (effective February 27, 1998) and Storz Instrument Company (effective December 31,
      1997) medical devices businesses.

(3) Solgar products contributed 3% to the U.S., international and total sales volume increases, respectively, for the year ended 1999.

(4) Solgar products contributed 3%, 1% and 2% to the U.S., international and total sales volume increases, respectively, for the year ended 1998.

(5) The sales volume decrease for the year ended 1999 included the effect of the Cyanamid U.S. inventory buyback program, which reduced net sales by $175.0 million.

      Cost of goods sold, as a percentage of net sales, increased to 27.3% for the year ended 1999 compared with 26.9% for the year ended 1998 due primarily to an unfavorable product mix in all operating segments. Cost of goods sold, as a percentage of net sales, decreased to 26.9% for the year ended 1998 compared with 28.9% for the year ended 1997 due primarily to an overall product mix improvement as increased sales of higher margin pharmaceuticals, consumer health care and agricultural products partially replaced the loss of lower margin medical devices sales resulting from the divestitures of the medical devices businesses and, to a lesser extent, cost savings and synergies.

      Selling, general and administrative expenses, as a percentage of net sales, increased to 37.2% for the year ended 1999 compared with 36.6% for the year ended 1998. Higher selling, general and administrative expenses were due primarily to higher selling expenses related to certain pharmaceutical and consumer health care product launches in late 1998 and in 1999, pre-launch marketing costs for certain pharmaceutical products expected to be launched in 2000 and increased headcount to support new product initiatives; and higher bad debt provisions and other administrative expenses, which were offset, in part, by lower selling and general expenses for agricultural products as a result of cost-reduction efforts in response to current economic conditions, and the divested Sherwood-Davis & Geck medical devices business. Selling, general and administrative expenses, as a percentage of net sales, decreased to 36.6% for the year ended 1998 compared with 37.3% for the year ended 1997. Lower selling, general and administrative expenses resulted from the divestitures of the medical devices businesses, lower marketing expenses due to pharmaceutical product withdrawals and divestitures, and lower promotional expenses for certain consumer health care products, which were offset, in part, by higher marketing and selling expenses for product launches and additional expenses related to information technology initiatives.

      Research and development expenses increased 5% for the year ended 1999 due primarily to higher pharmaceutical research and development expenditures as a result of new product introductions, discovery initiatives and license payments, which were offset, in part, by lower research and development expenses for agricultural products as a result of cost-containment efforts. Research and development expenses increased 6% for the year ended 1998 due primarily to higher pharmaceutical research and development expenditures, particularly in the biopharmaceutical area, and operating costs


50 American Home Products Corporation and Subsidiaries related to pharmaceutical research and development facility expansions, which were offset, in part, by lower research and development expenses resulting from the divestitures of the medical devices businesses. Pharmaceutical research and development expenditures accounted for 87%, 84% and 80% of total research and development expenditures in 1999, 1998 and 1997, respectively. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical sales exclusive of infant nutritional sales, were 17%, 17% and 16% in 1999, 1998 and 1997, respectively.

      Interest expense, net increased 3% for the year ended 1999 due primarily to increased borrowings of commercial paper to finance treasury stock acquisitions as part of the Company's common stock repurchase program offset, in part, by higher interest income and a reduction in long-term debt from the proceeds of the divestiture of the Sherwood-Davis & Geck medical devices business during the 1998 first quarter. Interest expense, net decreased 44% for the year ended 1998 due primarily to the reduction in long-term debt during 1998 as the proceeds from the sale of the medical devices business were used primarily to reduce outstanding commercial paper. Weighted average debt outstanding during 1999 and 1998 was $4,930.8 million and $4,134.3 million, respectively.

      Other income, net decreased for the year ended 1999 due primarily to lower gains on the sales of non-strategic assets, including certain non-core product rights offset, in part, by lower non-recurring charges and lower unfavorable foreign exchange results. Other income, net increased for the year ended 1998 due primarily to higher gains on the sales of non-strategic assets, including certain generic and non-core product rights, and lower litigation costs offset, in part, by Year 2000 conversion costs and other one-time charges.

      On October 7, 1999, the Company announced a comprehensive, national settlement to resolve litigation brought against the Company regarding the use of Redux or Pondimin (see Note 10 to the Consolidated Financial Statements). The Company recorded a litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share--diluted) in the 1999 third quarter to provide for expected payments to the settlement funds contemplated by the nationwide, class action settlement, other judgments and settlements (including estimated claims for PPH and any opt outs), and future legal costs, net of available insurance. This nationwide, class action settlement is open to all Redux or Pondimin users in the United States, regardless of whether they have lawsuits pending. Preliminary approval of the settlement was granted on November 23, 1999, and a fairness hearing is scheduled for May 2000.

      During the 1999 third quarter, a special charge of $195.0 million ($126.8 million after-tax or $0.10 per share--diluted) was recorded to provide for the restructuring of Cyanamid aggregating $113.0 million and the impairment of a Cyanamid manufacturing facility aggregating $82.0 million (see Note 3 to the Consolidated Financial Statements).

      During the 1999 second quarter, the Company recorded a special charge aggregating $82.0 million ($53.0 million after-tax or $0.04 per share--diluted) for estimated costs associated with the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine (see
Note 3 to the Consolidated Financial Statements).

      In December 1998, the Company recorded a special charge for restructuring and related asset impairments of $343.6 million ($240.5 million after-tax or $0.18 per share--diluted) to recognize the costs of the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems, and a reduction in personnel from the globalization of certain business units (see Note 3 to the Consolidated Financial Statements).

      In February 1998, the Company sold the Sherwood-Davis & Geck medical devices business (see Note 2 to the Consolidated Financial Statements) for approximately $1.77 billion, resulting in a pre-tax gain of $592.1 million ($330.8 million after-tax or $0.25 per share--diluted).

      In September 1997, the Company announced the voluntary market withdrawal of Redux and Pondimin. The 1997 results of operations included a special charge aggregating $180.0 million ($117.0 million after-tax or $0.09 per share--diluted) to record the one-time costs associated with this voluntary market withdrawal (see Note 3 to the Consolidated Financial Statements). These costs did not include provisions for any subsequent charges which resulted from legal actions related to these products as previously discussed.


                         American Home Products Corporation and Subsidiaries  51

      The following table sets forth worldwide income (loss) before taxes by operating segment together with the percentage changes from the comparable periods in the prior year on an as-reported basis:

                                                            Years Ended December 31,              1999 vs. 1998     1998 vs. 1997
(Dollar amounts in millions)                 -----------------------------------------------         % Increase        % Increase
Income (Loss) before Taxes(1)                      1999               1998              1997          (Decrease)        (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
Operating Segment:
  Pharmaceuticals                            $  2,554.6         $  2,488.3        $  2,349.6                  3%                6%
  Consumer Health Care                            578.6              509.7             505.1                 14%                1%
  Agricultural Products(2)                        152.7              494.9             429.9                (69)%              15%
                                             -----------------------------------------------      --------------------------------
                                                3,285.9            3,492.9           3,284.6                 (6)%               6%
  Corporate and All Other(3)                   (5,211.5)              92.6            (469.9)                --                --
                                             -----------------------------------------------      --------------------------------
  Total(4)                                   $ (1,925.6)        $  3,585.5        $  2,814.7                 --                27%
                                             ===============================================      ================================

(1) Income (loss) before taxes included goodwill amortization for 1999, 1998 and 1997 as follows: Pharmaceuticals--$154.3, $158.2 and $145.1, Consumer Health Care--$32.7, $22.6 and $16.9, Agricultural Products--$97.0, $97.1 and $96.2, respectively, and Corporate and All Other of $0.9 in 1998 and $14.4 in 1997.

(2) 1999 Agricultural Products income before taxes was decreased by $135.0 as a result of the Cyanamid U.S. inventory buyback program. Excluding the Cyanamid U.S. inventory buyback program, income before taxes for Agricultural Products decreased 42% for the year ended 1999.

(3) 1999 Corporate and All Other included a litigation charge of $4,750.0 in connection with litigation brought against the Company regarding the use of the antiobesity products Redux or Pondimin. The charge provided for expected payments to settlement funds contemplated by the nationwide, class action settlement, other judgments and settlements (including estimated claims for PPH and any opt outs), and future legal costs, net of available insurance.

      1999 Corporate and All Other included a special charge of $195.0 to provide for the restructuring of Cyanamid and the impairment of a Cyanamid manufacturing facility.

      1999 Corporate and All Other included a special charge of $82.0 related to the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine.

      1998 Corporate and All Other included a special charge for restructuring and related asset impairments of $343.6.

      1998 Corporate and All Other included the gain on the sale of the Sherwood-Davis & Geck medical devices business of $592.1.

      1997 Corporate and All Other included a special charge of $180.0 associated with the voluntary market withdrawal of Redux and Pondimin.

      Excluding the Corporate and All Other charges and the gain on the sale of the Sherwood-Davis & Geck medical devices business from 1999, 1998 and 1997 results, Corporate and All Other expenses, net increased 18% for the year ended 1999 and decreased 46% for the year ended 1998.

(4) Excluding the 1999 litigation charge, the 1999 Cyanamid U.S. inventory buyback program, the 1999, 1998 and 1997 special charges, and the 1998 gain on the sale, total income before taxes decreased 3% for the year ended 1999 and increased 11% for the year ended 1998.

      The following explanations of changes in income before taxes by operating segment for the year ended 1999 compared with 1998, and 1998 compared with 1997, exclude items (2) and (3) discussed above.

      Worldwide pharmaceutical income before taxes increased 3% (9% for human pharmaceuticals) for the year ended 1999 due primarily to higher worldwide sales, which were offset, in part, by higher selling, general and administrative expenses, higher research and development expenses, lower gains on the sales of non-strategic assets and an unfavorable product mix. Higher selling, general and administrative expenses for worldwide pharmaceuticals for the year ended 1999 were the result of higher selling expenses related to certain product launches in late 1998 and in 1999, pre-launch marketing costs for certain products expected to be launched in 2000 and increased headcount to support new product initiatives. Worldwide pharmaceutical income before taxes increased 6% (4% for human pharmaceuticals) for the year ended 1998 due primarily to higher U.S. sales, which were offset, in part, by lower international sales and higher selling, general and administrative expenses.

      Worldwide consumer health care income before taxes increased 14% for the year ended 1999 due primarily to higher worldwide sales, which were offset, in part, by higher selling, general and administrative expenses. Worldwide consumer health care income before taxes increased 1% for the year ended 1998 due primarily to higher U.S. sales, which were offset, in part, by lower gains on the sales of non-strategic assets.

      Worldwide agricultural products income before taxes decreased 42% for the year ended 1999 due primarily to lower U.S. sales and additional bad debt provisions, which were offset, in part, by lower selling expenses, primarily marketing, general expenses, and research and development expenses as a result of cost-containment efforts. Worldwide agricultural products income before taxes increased 15% for the year ended 1998 due primarily to higher international sales and a favorable product mix, which were offset, in part, by higher selling, general and administrative expenses.

      Corporate and All Other expenses, net increased 18% for the year ended 1999 due primarily to higher general and administrative expenses, the loss of the Sherwood-Davis & Geck medical devices business operating profit and lower gains on the sales of non-strategic assets, which were offset, in part, by lower one-time charges. Corporate and All Other expenses, net decreased 46% for the year ended 1998 due primarily to lower interest expense, net, higher gains on the sales of non-strategic assets, lower litigation provisions, and lower general and administrative expenses, which were offset, in part, by the loss of the medical devices businesses operating profit.

      The effective tax rate, excluding the effect of the 1999 litigation charge (see Notes 9 and 10 to the Consolidated Financial Statements), for the year ended 1999 was 27.1% compared with 31.0% for the year ended 1998. The effective tax rate decreased in 1999 due primarily to an increased benefit from products manufactured in lower taxed jurisdictions and basis differences for tax and financial reporting purposes, primarily goodwill, on the sale of the Sherwood-Davis & Geck medical devices business and sales of certain other non-core


52 American Home Products Corporation and Subsidiaries assets in 1998. The effective tax rate increased to 31.0% in 1998 from 27.4% in 1997 due primarily to basis differences on the sale of the medical devices business and the sales of certain non-core assets in 1998.

      Net loss and diluted loss per share for the year ended 1999 were $1,227.1 million and $0.94, respectively. Results for the year ended 1999 included an after-tax charge of $3,287.5 million ($2.51 per share --diluted) in connection with litigation brought against the Company regarding the use of the antiobesity products Redux or Pondimin. The charge provided for expected payments to the settlement funds contemplated by the nationwide, class action settlement, other judgments and settlements (including estimated claims for PPH and any opt outs), and future legal costs, net of available insurance. Also included in the results for the year ended 1999 was an after-tax special charge of $126.8 million ($0.10 per share--diluted) to provide for the restructuring of Cyanamid and the impairment of a Cyanamid manufacturing facility, as well as an after-tax charge of $93.2 million ($0.07 per share--diluted) to repurchase selected U.S. field inventories from the trade, primarily soybean herbicides, as part of the Cyanamid U.S. inventory buyback program. In addition, results for the year ended 1999 included an after-tax special charge of $53.0 million ($0.04 per share--diluted) for estimated costs associated with the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine. Excluding these charges, net income and diluted earnings per share for the year ended 1999 were $2,333.4 million and $1.78, respectively. The $1.78 diluted earnings per share calculation included the $0.02 per share benefit of excluding the dilutive impact of common share equivalents. Results for the year ended 1998 included the after-tax gain on the sale of the Sherwood-Davis & Geck medical devices business of $330.8 million ($0.25 per share--diluted) and the after-tax special charge for restructuring and related asset impairments of $240.5 million ($0.18 per share--diluted) associated with the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems, and a reduction in personnel from the globalization of certain business units. Excluding the gain on the sale and the special charge, net income and diluted earnings per share for the year ended 1998 were $2,384.0 million and $1.78, respectively. Excluding these charges and the gain on the sale from the 1999 and 1998 results, net income and diluted earnings per share for the year ended 1999 decreased 2% and remained flat, respectively, compared with 1998 results. Including the dilutive impact of common share equivalents, diluted earnings per share would have decreased 1% for the year ended 1999 compared with the year ended 1998. The decrease in net income was due primarily to a significantly lower earnings contribution from the agricultural products segment, higher pharmaceutical research and development expenses, and the loss of the Sherwood-Davis & Geck medical devices business operating profit, which were offset, in part, by higher net income from increased sales of pharmaceuticals and consumer health care.

      Net income and diluted earnings per share for the year ended 1998 were $2,474.3 million and $1.85, respectively. Results for the year ended 1998 included the after-tax gain on the sale of the Sherwood-Davis & Geck medical devices business of $330.8 million ($0.25 per share--diluted) and an after-tax charge for restructuring and related asset impairments of $240.5 million ($0.18 per share--diluted) discussed above. Excluding the gain on the sale and the special charge, net income and diluted earnings per share for the year ended 1998 were $2,384.0 million and $1.78, respectively. Results for the year ended 1997 included the after-tax special charge aggregating $117.0 million ($0.09 per share--diluted) associated with the voluntary market withdrawal of Redux and Pondimin. Excluding the special charge, net income and diluted earnings per share for the year ended 1997 were $2,160.1 million and $1.65, respectively. Excluding these special charges and the gain on the sale from the 1998 and 1997 results, net income and diluted earnings per share for the year ended 1998 increased 10% and 8%, respectively, compared with 1997 amounts. These increases in net income and diluted earnings per share were greater than the as-reported net sales increase due primarily to increased sales of higher margin pharmaceuticals, consumer health care and agricultural products, lower selling, general and administrative expenses and interest expense, lower provisions for litigation and other accruals, and additional one-time gains from the sale of certain non-strategic assets, which were offset, in part, by the divestiture of lower margin medical devices sales and higher pharmaceutical research and development expenditures.

Euro Currency

On January 1, 1999, 11 of the 15 member countries of the European Union adopted the Euro as a new common legal currency. However, the legacy currencies of the member countries are scheduled to remain legal tender as sub-denominations of the Euro between January 1, 1999 and January 1, 2002 (the transition period). Critical areas impacted by the conversion to the Euro have been identified and appropriate strategies developed, which currently are being implemented to facilitate the adoption of the Euro and to facilitate business transactions during the transition period. The costs related to the Euro conversion and transition period will not have a material adverse effect on the Company's financial position or results of operations. However, the conversion to the Euro may have competitive implications on the Company's pricing and marketing strategies, the total impact of which is not known at this time.

Competition

The Company operates in the highly competitive pharmaceutical, consumer health care and agrochemical industries. The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its sales or results of operations. However, Premarin, one of the Company's conjugated estrogens products manufactured from pregnant mare's urine and which has not had patent protection for many years, is the leader in its category and contributes significantly to sales and results of operations. Premarin's principal uses are to manage the symptoms of menopause and to prevent osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms, and some of these products also have an approved indication for the prevention of osteoporosis. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. Some companies have attempted to obtain approval for generic versions of Premarin. These products, if approved, would be routinely substitutable for Premarin under many state laws and third-party insurance payer plans. In May 1997, the U.S. Food and


                         American Home Products Corporation and Subsidiaries  53

Drug Administration (FDA) announced that it would not approve certain synthetic estrogen products as generic equivalents of Premarin given known compositional differences between the active ingredient of these products and Premarin. Although the FDA has not approved any generic equivalent to Premarin to date, Premarin will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to generic competition from either synthetic or natural conjugated estrogens products in the future. At least one other company has announced that it is in the process of developing a generic version of Premarin from the same natural source, and the Company currently cannot predict the timing or outcome of these or any other efforts.

      The rapid acceptance of genetically modified seed has generated competition from agricultural products not traditionally used on crops grown from conventional seed, which has had an adverse effect on the results of operations of the agricultural products segment for the year ended 1999 and is expected to continue to have an adverse effect in subsequent periods. In addition, depressed agricultural commodity prices are expected to continue to have an adverse effect on farmer demand for premium crop protection products. The Company is pursuing the divestiture of the agricultural products business.

Liquidity, Financial Condition and Capital Resources

Cash and cash equivalents increased $710.4 million in 1999 to $1,892.7 million. Cash flows from operating activities of $2,181.6 million, net proceeds from debt issuances of $1,639.4 million, proceeds from the sales and maturities of marketable securities of $383.9 million, proceeds from the sales of other assets of $323.5 million and proceeds from exercises of stock options of $234.3 million were used principally for dividend payments of $1,183.6 million, purchases of treasury stock of $1,058.3 million, capital expenditures of $1,000.3 million and purchases of marketable securities of $784.6 million. Capital expenditures included strategic investments in manufacturing and distribution facilities worldwide, and the expansion of the Company's research and development facilities.

      At December 31, 1999, the carrying values of cash and cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have original maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

      As discussed in Note 10 to the Consolidated Financial Statements, on October 7, 1999, the Company announced a comprehensive, national settlement to resolve litigation brought against the Company regarding the use of Redux or Pondimin and recorded a charge of $4,750.0 million in the 1999 third quarter to provide for expected payments to the settlement funds contemplated by the nationwide, class action settlement, other judgments and settlements (including estimated claims for PPH and any opt outs), and future legal costs, net of available insurance. Payments to the settlement funds in 1999 were $75.0 million, with approximately $1.78 billion expected to be paid over approximately the next two years (approximately $1.0 billion of which is subject to final judicial approval). Payments to provide settlement benefits, if needed, may continue for approximately 16 years after final judicial approval. Future payments related to the litigation settlement are anticipated to be financed through additional commercial paper borrowings, existing cash resources and cash flows from operating activities.

      The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's cash flows, results of operations or financial position due to the high concentration of sales in the United States. No single foreign currency accounted for more than 5% of 1999 worldwide sales, except for the British Pound which accounted for 6% of 1999 worldwide sales. As previously discussed, 11 member countries of the European Union adopted the Euro as a new common legal currency. However, the legacy currencies of the member countries are scheduled to remain legal tender as sub-denominations of the Euro until January 1, 2002. Collectively, these countries accounted for 14% of 1999 worldwide sales.

      The Company's $1.0 billion of 7.70% notes, which were due February 15, 2000, have been classified as current at December 31, 1999. In addition, $841.6 million of outstanding commercial paper at December 31, 1999 was classified as current, representing the amount of the outstanding commercial paper borrowings in excess of the Company's $2.0 billion credit facility that supports the commercial paper program. The Company used a portion of the proceeds from the $1.8 billion termination fee received as a result of the termination of the merger agreement with Warner-Lambert Company to pay the $1.0 billion of 7.70% notes on February 15, 2000. The significant increase in commercial paper was due primarily to financing treasury stock acquisitions as part of the Company's common stock repurchase program and funding the purchase of a $450.0 million convertible subordinated note issued by Immunex Corporation, a majority-owned subsidiary of the Company. The increase in marketable securities represents the investment by Immunex Corporation of the proceeds from this note.

      The Company has outstanding $1.0 billion of 7.90% notes due February 2005, under a $3.5 billion shelf registration statement. The Company also has outstanding $250.0 million of 6.50% notes due October 2002 and $250.0 million of 7.25% debentures due March 2023. These non-callable notes and debentures are unsecured and unsubordinated.

      At December 31, 1999, the fair value of the Company's outstanding debt was $5,584.4 million. If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $79.9 million.

      At December 31, 1999, the fair value of the $837.9 million notional amount of foreign exchange forward contracts was a net payable of $14.1 million. As foreign currency exchange rates change from period to period, the fluctuations in the fair value of the foreign exchange forward contracts are offset by fluctuations in the fair value of the underlying hedged transactions. If the value of the U.S. dollar were to increase or decrease by 10% in relation to all hedged foreign currencies, the net payable would decrease or increase by approximately $78.9 million.

      The Company has a common stock repurchase program under which the Company is authorized, at December 31, 1999, to repurchase 13,906,960 additional shares in the future. Depending upon, among other things, market conditions, the Company intends to continue to repurchase common stock during 2000.


54  American Home Products Corporation and Subsidiaries

      Management is confident that cash flows from operating activities will be adequate to repay both the principal and interest on its outstanding obligations without requiring the disposition of any significant strategic core businesses or assets and, further, to allow the Company to continue to fund its operations and the litigation settlement, pay dividends and maintain its ongoing programs of capital expenditures, including the amount already committed at December 31, 1999 of $606.7 million, without restricting its ability to make further acquisitions as may be appropriate. The Company received a $1.8 billion termination fee as a result of the termination of its merger agreement with Warner- Lambert Company. These proceeds will further enhance the Company's cash flow position.

Year 2000

The Company recognized the importance of addressing Year 2000 problems and committed certain resources to identify and correct potential problems in order to minimize the impact on its business. The Company successfully completed the Year 2000 rollover with no business interruptions.

      The Company's Year 2000 program was organized into three functional areas:
Information Technology, which included computer systems and related application software; Embedded Chips, which were hidden internal components of many non-computer devices and machinery; and Business Partners, which included suppliers, customers and governmental agencies.

      The costs of remediation and appropriate replacement projects for Year 2000 activities were, in the aggregate, approximately $123.0 million through the end of 1999, and $7.0 million is expected to be incurred in 2000. The total costs included capital and operating costs of approximately $37.0 million and $93.0 million, respectively, for all phases within each functional area. These costs did not include any internal costs.

      The remediation effort involved updating and improving existing systems and processes that will support the Company in the future. Business continuity plans also were prepared for more than 170 locations around the world to help maintain critical business operations in the event of a Year 2000-related disruption. The Company's investment in the Year 2000 program was prudent and necessary to sustain normal operations.

Company Statements for Forward-Looking Information

This Annual Report, including management's discussion and analysis set forth above, contains certain forward-looking statements, including, among other things, statements regarding the Company's results of operations, Euro currency, competition, liquidity, financial condition and capital resources. These forward-looking statements are based on current expectations. Certain factors which could cause the Company's actual results to differ materially from expected and historical results have been identified by the Company in Exhibit 99 to the Company's 1998 Annual Report on Form 10-K and the Company's 1999 Annual Report on Form 10-K, which will be filed by March 30, 2000.


                         American Home Products Corporation and Subsidiaries  55

Directors and Officers

Board of Directors

John R. Stafford 1,5
Chairman, President and
Chief Executive Officer

Clifford L.
Alexander, Jr. 2,4,5
President, Alexander
& Associates, Inc.

Frank A.
Bennack, Jr. 1,3,5
President and Chief Executive
Officer, The Hearst Corporation

Robert Essner
Executive Vice President

John D. Feerick 2,3,5
Dean, Fordham University School of Law

John P. Mascotte 3,5
President and
Chief Executive Officer,
Blue Cross and Blue Shield
of Kansas City, Inc.

Mary Lake Polan,
M.D., Ph.D. 4,5
Chairman and Professor,
Department of Gynecology and
Obstetrics, Stanford University
School of Medicine

Ivan G. Seidenberg 2,5
Chairman and Chief Executive Officer,
Bell Atlantic Corporation

John R. Torell III 4,5
Chairman, Torell Management Inc.


Directors Emeriti

John W. Culligan
Retired--Former Chairman
of the Board

William F. Laporte
Retired--Former Chairman
of the Board


Principal Corporate Officers

John R. Stafford 6,7,8
Chairman, President and
Chief Executive Officer

Robert Essner 6,7,8
Executive Vice President

Joseph J. Carr 6,7
Senior Vice President

John R. Considine 6,7,8
Senior Vice President--Finance

Louis L. Hoynes, Jr. 6,7,8
Senior Vice President and
General Counsel

Robert I. Levy, M.D. 6,7
Senior Vice President--
Science and Technology

Kenneth J. Martin 6,7,8
Senior Vice President and
Chief Financial Officer

William J. Murray 6,7
Senior Vice President

David M. Olivier 6,7
Senior Vice President

John B. Adams
Vice President--
Corporate Development

Egon E. Berg
Vice President and
Associate General Counsel

Thomas G. Cavanagh
Vice President--
Investor Relations

Bruce Fadem
Vice President--
Corporate Systems and
Chief Information Officer

Leo C. Jardot
Vice President--
Government Relations

Gerald A. Jibilian
Vice President and
Associate General Counsel

Paul J. Jones 6
Vice President and Comptroller

Rene R. Lewin 6,8
Vice President--
Human Resources

Thomas M. Nee 6,8
Vice President--Taxes

Jack M. O'Connor
Vice President and Treasurer

Marily H. Rhudy
Vice President--
Public Affairs

Steven A. Tasher
Vice President--Environmental
Affairs and Associate
General Counsel

Eileen M. Lach
Secretary


Principal Division and Subsidiary Officers

Global Agricultural
Products, American
Cyanamid Company
Howard L. Minigh, Ph.D. 7
President

Global Agricultural
Products Research
Division
Mark W. Atwood, Ph.D.
President

Fort Dodge Animal
Health Division
E. Thomas Corcoran 7
President

Immunex Corporation*
Edward V. Fritzky
Chairman and Chief
Executive Officer

Specialty
Pharmaceuticals
Division
David G. Strunce
President

Whitehall
International, Inc.
Bruce I. Macphail 7
President

Whitehall-Robins
Healthcare
David M. Olivier 6,7
Senior Vice President, AHP

Wyeth-Ayerst Global
Pharmaceuticals
Bernard Poussot 7
President

Wyeth-Ayerst Global
Pharmaceuticals--
Europe, Middle East
and Africa
Robert N. Power
President

Wyeth-Ayerst Global
Pharmaceuticals--
Intercontinental Region
Mark M. Larsen
President

Wyeth-Ayerst Global
Pharmaceuticals--
North America
Joseph M. Mahady 7
President

Wyeth-Ayerst Research
L. Patrick Gage, Ph.D. 7
President

Wyeth Vaccines and
Nutrition
Kevin L. Reilly
President

1 Executive Committee
2 Audit Committee
3 Compensation and
  Benefits Committee
4 Corporate Issues Committee
5 Nominating Committee
6 Finance Committee
7 Operations Committee
8 Retirement Committee

* AHP is majority owner


56  American Home Products Corporation and Subsidiaries

Principal Products - United States

Ethical Pharmaceuticals and Vaccines

Anti-Infectives

Bicillin
Minocin
Pipracil
Suprax
Zosyn

Cardiovascular

Cordarone
Cordarone I.V.
Inderal LA
ISMO
Sectral
Zebeta
Ziac

Musculoskeletal

Enbrel
Lodine XL
Oruvail
Synvisc

Neuroscience

Ativan
Effexor
Effexor XR
Sonata

Specialty Products

BeneFIX
Neumega
Rapamune

Vaccines

Acel-Imune
FluShield
HibTITER
Pnu-Imune 23
Prevnar
Tetramune

Women's Health

Alesse
Lo/Ovral
Nordette
Premarin
Premarin Vaginal
  Cream
Premphase
Prempro
Triphasil


Consumer Health Care

Analgesics and
Cough/Cold/Allergy

Advil
Advil Cold & Sinus
Anacin
Children's Advil
Dimetapp
Dristan
Robitussin
Robitussin Honey
  Products

Nutritional
Supplements

Caltrate
Centrum
Centrum Focused
  Formulas
Centrum Herbals
Centrum Performance
Centrum Silver
Solgar

Other Products

Anbesol
Chap Stick
Denorex
FiberCon
Preparation H
Primatene


Agricultural Products

Herbicides

Arsenal
Assert
Backdraft
Cadre
Chopper
Extreme
Lightning
Prowl
Pursuit
Raptor
Scepter
Squadron
Steel

Fungicides and
Insecticides

Acrobat
Amdro
Counter
Thimet


Animal Health Care

Veterinary
Pharmaceuticals and
Biologicals

Cydectin
Duramune
EtoGesic
Fel-O-Vax
Fluvac
Ketaset
LymeVax
Nolvasan
Panalog
PolyFlex
PYRAMID
Quest
Rabvac
Suvaxyn
Synovex
Telazol
ToDAY
ToMORROW
Torbugesic
Triangle

The above principal products are identified as trademarks used by American Home Products Corporation and its subsidiaries.


                         American Home Products Corporation and Subsidiaries  57

Corporate Data

Executive Offices

American Home Products Corporation
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000


Stock Trading Information

American Home Products stock is listed on the New York Stock Exchange (ticker symbol: AHP).


Independent Public Accountants

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105


Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, April 27, 2000, at the Headquarters Plaza Hotel in Morristown, New Jersey.


Stockholder Account Information

ChaseMellon Shareholder Services, L.L.C. is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:
ChaseMellon Shareholder Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 565-2067
For the hearing impaired: (800) 231-5469 (TDD)
Internet address: http://www.chasemellon.com


Form 10-K

A copy of the Company's Annual Report on Form 10-K may be obtained by any stockholder without charge through ChaseMellon Shareholder Services, L.L.C.


Master Investment Plan

The plan provides stockholders of record with the opportunity to automatically reinvest dividends or to make cash purchases of additional shares of the Company's common stock. Inquiries should be directed to ChaseMellon Shareholder Services, L.L.C.


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


58  American Home Products Corporation and Subsidiaries

Design: Arnold Saks Associates
Text: Linda Errante

Page 21 cell photo: University of Washington


                          American Home Products Corporation and Subsidiaries 59

[LOGO](R)   American Home Products Corporation
            Five Giralda Farms
            Madison, New Jersey 07940