Form 10-K405, Exhibit 13
period 2000-12-31
AMERICAN HOME PRODUCTS CORP
filed 2001-03-16
CIK 5187

2000 HIGHLIGHTS

YEARS ENDED DECEMBER 31,
(In thousands except per share amounts)                2000                     1999
Net Revenue                                        $ 13,262,754             $ 11,881,196
--------------------------------------------------------------------------------------------
Income from Continuing Operations
     before Unusual Items*                            2,514,004                2,133,257
--------------------------------------------------------------------------------------------
Diluted EPS before Unusual Items                           1.90                     1.61
--------------------------------------------------------------------------------------------
Loss from Continuing Operations*                       (901,040)              (1,207,243)
--------------------------------------------------------------------------------------------
Diluted Loss per Share
     from Continuing Operations                           (0.69)                   (0.92)
--------------------------------------------------------------------------------------------
Dividends per Common Share                                0.920                    0.905
--------------------------------------------------------------------------------------------
Total Assets                                         21,092,466               23,123,756
--------------------------------------------------------------------------------------------
Stockholders' Equity                                  2,818,093                6,214,747
--------------------------------------------------------------------------------------------

* Unusual items, after-tax, for 2000 were the Warner-Lambert Company termination fee of $1,111,097, the gain on the sale of Immunex Corporation common stock of $1,414,859, the diet drug litigation charge of $5,375,000, goodwill impairment of $341,000, the special charge for the voluntary market withdrawal of any products containing phenylpropanolamine of $52,000 and the special charge for certain product discontinuations of $173,000. Unusual items, after-tax, for 1999 were the diet drug litigation charge of $3,287,500 and the special charge for the RotaShield voluntary market withdrawal of $53,000.



American Home Products Corporation is a global leader in pharmaceuticals, consumer health care products and animal health products. Our products are sold in more than 150 countries, and our product portfolio includes some of the most innovative therapies introduced in recent years. AHP's worldwide resources encompass more than 48,000 employees, manufacturing facilities on five continents and one of the industry's broadest R&D programs, representing all three major discovery and development platforms - small molecules, proteins and vaccines.

     As one of the world's foremost research-based pharmaceutical companies, AHP is at the vanguard of the biotechnology revolution that is transforming the diagnosis, treatment and prevention of disease. We are breaking new ground in applying biopharmaceutical science to develop novel therapies for serious, unmet medical needs across a wide variety of therapeutic areas.

        [Photo]                                              [Photo]
John R. Stafford, Chairman                          Robert Essner, President
and Chief Executive Officer                       and Chief Operating Officer


MESSAGE TO STOCKHOLDERS

The strong operating performance of American Home Products in 2000 reflects AHP's successful evolution into a world leader in research-based pharmaceutical products. In June, we completed the divestiture of our agricultural products business. AHP now is completely focused on pharmaceuticals, consumer health care products and animal health products. Each of these businesses achieved excellent results during the year, enabling our Company to increase net revenue, on a pro forma basis, by 13 percent. With leading products in important market segments and strengths in product discovery, development, manufacturing and marketing, we anticipate solid growth for AHP well into the future.

   AHP's revenue growth in 2000 underscores the strength of our global pharmaceutical business. Today, more than 81 percent of net revenues are from pharmaceuticals - up from 51 percent just 10 years ago.

   AHP's stock price in 2000 benefited from the Company's operating performance, outpacing major competitors in the pharmaceutical industry, as well as the Standard & Poor's 500, the Dow Jones Industrial Average and the NASDAQ, by a wide margin.

   AHP's performance in new product launches was among the most impressive in the industry. Wyeth-Ayerst, our ethical pharmaceutical division, received regulatory approval for seven major pharmaceutical and vaccine products from June 1999 to May 2000, the best new product approval record in the industry during that time period. These innovative new products reflect success from all three of our discovery and development platforms: small molecules, proteins and vaccines.

   We took aggressive action during 2000 to move toward resolution of the diet drug litigation involving AHP. In August, AHP received trial court approval of the negotiated nationwide, class action settlement of the litigation, which covers the vast majority of the individuals who took AHP's diet drugs. Among patients who opted out of the settlement, approximately 80 percent of claims now have been settled or are subject to settlement agreements. In the fourth quarter of 2000, the Company recorded an additional charge of $7.5 billion related to the litigation, bringing the total charges for the diet drug litigation to $12.25 billion. We are confident that no further charges will be required. Although this total is more than originally expected, we believe it is in the best interest of AHP stockholders to resolve this litigation quickly. By working to put this matter behind us, our strong pipeline and accelerating operating momentum no longer will be overshadowed, and we can devote full attention to growing our pharmaceutical business and capitalizing on our many global opportunities.


NET REVENUE AND RESULTS OF OPERATIONS

AHP's worldwide net revenue for 2000 reached $13.3 billion, an increase of 13 percent over 1999 pro forma net revenue. Excluding the negative impact of foreign

"TODAY, MORE THAN 81 PERCENT OF NET REVENUES ARE FROM PHARMACEUTICALS - UP FROM 51 PERCENT JUST 10 YEARS AGO."



[BAR GRAPH OMITTED]
[Insert Graphic]



PHARMACEUTICAL
NET REVENUE
$ millions




exchange, pro forma worldwide net revenue increased 16 percent for the year. This increase was due primarily to growth in pro forma global pharmaceutical net revenue of 15 percent in 2000.

   Excluding the diet drug charge and other unusual items detailed in the financial section of this report and including the dilutive effect of common stock equivalents, both income and diluted earnings per share from continuing operations increased 18 percent - from $2.13 billion and $1.61, respectively, for 1999 to $2.51 billion and $1.90, respectively, for 2000.

   Also in 2000, we reached an agreement with Immunex Corporation - in which AHP was the majority stockholder - to participate in a stock offering that would allow Immunex, our partner in the promotion of Enbrel, to raise funds for additional research and manufacturing capabilities while enabling AHP to realize a portion of the gain on its highly successful investment in the company. In November, we completed the sale of more than 60 million shares of Immunex stock in an underwritten public offering, reducing AHP's ownership of outstanding shares from 55 percent to approximately 41 percent at the end of 2000. The Company recorded an after-tax gain of $1.4 billion related to the sale. AHP continues to be a major participant in the future development and growth of Immunex. Importantly, our co-promotion partnership with Immunex for the breakthrough rheumatoid arthritis (RA) therapy, Enbrel, remains in full effect going forward.


INVESTING IN THE FUTURE

AHP invested approximately $1.7 billion in research and development in 2000. This investment is focused on key therapeutic franchises that offer a strong foundation for growth and innovation.

   We also are making major capital investments to provide AHP with a competitive edge in biotechnology and protein manufacturing. For example, we anticipate spending more than $2 billion over the next five years to expand our manufacturing capacity for recombinant protein and vaccine products at four locations - Andover, Massachusetts; St. Louis, Missouri; Sanford, North Carolina; and West Greenwich, Rhode Island - and to build a new state-of-the-art biopharmaceutical development and manufacturing facility in Grange Castle, Clondalkin, Ireland.

   In addition to our own research programs, we have established key alliances with a number of other major pharmaceutical and biotechnology firms. Two important alliances were announced in July 2000, when we reached agreements with Celera Genomics Group and Incyte Genomics, Inc. Through these relationships, AHP will gain access to databases containing extensive information on human, animal and microbial genes, including Celera's complete sequence of chemical "letters" of DNA that make up the human genome.

   As a result of these investments and alliances, AHP now has one of the largest biotechnology research programs in the pharmaceutical industry. Using genomics, recombinant DNA and other technologies, AHP scientists are developing new strategies and innovative products in the fight against some of the most devastating diseases, including cancer, Alzheimer's, diabetes and hemophilia.

   In October 2000, Wyeth-Ayerst entered into a consent decree with the U.S. Food and Drug Administration (FDA) focusing on the Company's compliance with current Good Manufacturing Practices at our facilities in Marietta, Pennsylvania, and Pearl River, New York. We are confident in the safety and efficacy of our products and feel certain that the investments we are making to improve our manufacturing processes and facilities will help us to consistently maintain the highest quality standards.

   In 2001, we will begin the relocation of employees into the new Wyeth-Ayerst global headquarters in Collegeville, Pennsylvania, which we purchased in 2000. The Collegeville facility will provide a fully integrated campus environment that will enhance efficiency and communication.


HUMAN ETHICAL PHARMACEUTICALS

The strong growth of AHP's human pharmaceutical business in 2000 reflected the impact of new product launches as well as the continuing strength of our cornerstone global products.

   Sales of the Premarin family of hormone replacement therapy products approached $1.9 billion for the year. Worldwide sales of the Effexor family of antidepressants reached nearly $1.2 billion in 2000 - a 48 percent increase over 1999. Enbrel achieved $690 million in global sales. Wyeth-Ayerst continued to expand these key product lines in 2000 with new claims, indications and dosages:
Effexor XR was approved in the United States for the long-term treatment of generalized anxiety disorder; Enbrel received FDA approval for inhibiting the progression of structural damage in the joints of early stage RA patients; and regulatory submissions were filed for new, lower dose formulations of Premarin and Premarin/MPA products.

   AHP's new products also produced significant results in 2000. The launch of Meningitec, a meningococcal Group C conjugate vaccine, was advanced to reach the market in the United Kingdom in October 1999, enabling the U.K. Department of Health to initiate a vaccination program before the 1999-2000 winter season. Meningococcal disease is one of the most common causes of death in children and young people under the age of 20 in the United Kingdom. In January 2001, the U.K. Department of Health reported a 90 percent reduction in the number of meningococcal Group C cases in the age group at highest risk since the inception of the vaccination program.

   Prevnar, the first vaccine to help prevent invasive pneumococcal disease in infants and young children, has been well-received in both the private and public health sectors following its recommendation for infant immunization.



"AHP NOW HAS ONE OF THE LARGEST BIOTECHNOLOGY RESEARCH PROGRAMS IN THE PHARMACEUTICAL INDUSTRY."



[BAR GRAPH OMITTED]

[PLOT POINTS TO COME]

PHARMACEUTICAL
AND CONSUMER
HEALTH CARE R&D
EXPENDITURES
$ millions

"AHP INVESTED APPROXIMATELY $1.7 BILLION IN RESEARCH AND DEVELOPMENT IN 2000."



After FDA approval in February 2000, Wyeth-Ayerst shipped more than 9 million doses of Prevnar for a total of $461 million in sales in 2000. European Union approval of the vaccine - marketed as Prevenar internationally - was received in February 2001.

   In February 2000, the FDA approved Protonix for short-term treatment in the healing and symptomatic relief of erosive esophagitis. Following a May 2000 launch, Protonix had a successful first year on the market with $145 million in sales.

   In March 2000, ReFacto, for hemophilia A, was approved by the FDA, and the product was launched in the United States in January 2001.

   In addition, Wyeth-Ayerst's novel oncology therapy, Mylotarg, was approved in the United States in May 2000 for the treatment of relapsed acute myeloid leukemia in patients over age 60.

   Altace, an ACE inhibitor co-promoted in the United States by Wyeth-Ayerst and King Pharmaceuticals, Inc., received FDA approval in 2000 for an important new indication - to reduce the risk of stroke, heart attack and death from cardiovascular causes in patients over age 55 at risk for cardiovascular disease.

   Additionally in 2000, a regulatory submission was accepted for review in the United States for FluMist, an intranasal flu vaccine. Regulatory review of rhBMP-2, a unique recombinant protein that stimulates bone growth to facilitate the healing of long-bone fractures that require open surgical management, began early in 2001.

CONSUMER HEALTH CARE

Whitehall-Robins Healthcare continues to be a leader in the global consumer health care market. Total sales in 2000 were nearly $2.5 billion, driven by increased sales in our three largest consumer health care categories - analgesics, cough/cold/allergy products and vitamins/nutritional supplements. Ten of the division's products rank number one or two in their category in the United States, and two global consumer health care brands - Advil and Centrum - are among the top 10 selling consumer health care brands in the world.


ANIMAL HEALTH PRODUCTS

AHP's Fort Dodge is a global leader in the animal health industry. Fort Dodge sales in 2000 reached nearly $800 million, an increase of 20 percent over 1999. Fort Dodge has expanded recently through innovative product development, supplemented by a series of strategic acquisitions. Product introductions during the year included the launch in Australia of ProHeart SR12, a groundbreaking, once-a-year injectable for the prevention of heartworms in dogs, which is expected to enter the U.S. market in 2001.


INSIDE AHP

On May 1, 2001, Robert Essner will become the Chief Executive Officer of the Company and will continue as President of the Company, a position he was elected to in July 2000. John R. Stafford will remain Chairman of the Board, and Mr. Essner will continue to serve on the Board. Mr. Essner has been instrumental for the past 11 years in leading



--------------------------------------------------------------------------------
75 YEARS OF INNOVATION

American Home Products Corporation was formed in 1926 through the merger of a group of non-prescription medicine companies.

   From its inception, the Corporation was successful in building stockholder value. To illustrate - assuming no dividend reinvestment - a $1,000 investment in AHP stock when it went public in 1926 would be worth nearly $2.5 million today. The same investment in the S&P 500 - without dividend reinvestment - would be worth approximately $0.1 million.

   Over its 75-year history, AHP consistently has invested in its health care businesses, leading to significant accomplishments such as the mass production of penicillin during World War II and the development and manufacturing of vaccines that virtually have eliminated smallpox and polio globally.

   In recent years, AHP has developed a leading expertise in biotechnology and substantially increased its pharmaceutical R&D spending, expanding its pipeline of high-tech pharmaceutical products and delivering many new, first-in-class therapies for serious, unmet medical needs to the global market.
--------------------------------------------------------------------------------
our pharmaceutical business. We believe that his election as the next Chief Executive Officer provides for continuity of our strategic direction as a first-tier pharmaceutical company devoted to the development, manufacturing and marketing of a broad range of innovative products.

   Several other significant appointments were made within the last 12 months. In July, Louis L. Hoynes, Jr., was elected Executive Vice President and General Counsel of AHP. He previously was Senior Vice President and General Counsel of AHP. Additionally at AHP, L. Patrick Gage, Ph.D., was elected Senior Vice President - Science and Technology; Bernard J. Poussot was elected Senior Vice President; Lawrence V. Stein was elected Vice President and Deputy General Counsel; and Justin R. Victoria was elected Vice President - Investor Relations.

   Changes in AHP's Board of Directors during 2000 include the election in July of Richard L. Carrion, who serves as Chairman, President and Chief Executive Officer of Banco Popular de Puerto Rico - the leading banking institution in Puerto Rico - and of Popular, Inc., Banco Popular's holding company; and the election in October of Walter V. Shipley, retired Chairman of the Board of The Chase Manhattan Corporation.

   In 2000, three officers of AHP - Joseph J. Carr, Gerald A. Jibilian and William J. Murray - retired after many years of dedicated service. We thank these gentlemen for their many contributions to the Company.

   It is with great sadness that we note the passing of Robert I. Levy, M.D., Senior Vice President - Science and Technology for AHP, in October 2000. Dr. Levy was a giant in the field of medicine and in the pharmaceutical industry, and his leadership was invaluable in guiding AHP through its evolution into a leading research-based global pharmaceutical company.

MOVING FORWARD

AHP is moving forward with confidence in its 75th anniversary year as a strong, independent company well-positioned for continued growth in the global pharmaceutical marketplace. We recently have launched a significant number of new pharmaceutical products, and we continue to invest in our research and manufacturing capabilities to sustain our growth in the future. More important, the drugs we produce are saving lives and improving the quality of life for people around the world.

   In the pharmaceutical business, we recognize a special obligation to our customers. From molecule to market, we must produce medicines of the highest quality. This obligation is at the heart of AHP's commitment to continuous improvement. To realize our vision for quality, we are making substantial investments in plants, systems and people.

   We thank our employees for their diligence and dedication, which were the keys to our success in 2000. Their hard work, innovative ideas and commitment to quality will maintain our momentum and help us achieve even greater results in the years ahead.

   We also thank AHP's Board of Directors for their guidance and support.

   Our future is exciting. We look forward to applying our growing knowledge of the human genome and the mechanisms of disease in the search for new cures and innovative therapies for life-threatening diseases and other challenging health problems on a global scale.



/s/John R. Stafford


John R. Stafford
Chairman and Chief Executive Officer



/s/Robert Essner

Robert Essner
President and Chief Operating Officer

March 6, 2001

[BACKGROUND PICTURE OF JAMIN CHI, SCIENTIST I, WYETH-AYERST RESEARCH
                            WORKING WITH TEST TUBES]


INVESTING IN THE FUTURE:

BIOTECHNOLOGY OPENS A NEW WORLD OF PHARMACEUTICAL DISCOVERY AND DEVELOPMENT


AHP is committed to remaining at the forefront of pharmaceutical research in the new millennium and is making significant investments in biotechnology. We are applying these technologies throughout the drug development process to speed up the discovery of proprietary targets, improve target validation, screen potential treatments more quickly, and design safer and more efficacious products in all three of our primary discovery platforms: small molecules, proteins and vaccines. We also have established strategic alliances with leading genomics and biotechnology companies around the world to supplement our internal resources, such as the agreements we signed in 2000 with Celera Genomics Group and Incyte Genomics, Inc. to access their extensive genetic databases, including the entire human genome sequence.

     The benefits of these investments clearly are demonstrated by the innovative products we have introduced in recent years and by our strong R&D pipeline. In the articles that follow, three AHP research scientists describe in their own words the impact of biotechnology on key research projects. Their stories are representative of the efforts made by thousands of AHP's scientists and technicians who are using new biotechnology tools to develop novel therapies for challenging medical conditions that will benefit people throughout the world.

"rhBMP-2 could fundamentally change the clinical approach to bone regeneration and repair."



John Wozney, Ph.D., Assistant Vice President,
Bone Biology, Wyeth-Ayerst Research

[PHOTO of John Wozney]


[GRAPHIC OMITTED]

   "Our research addresses the clinical problem of bone regeneration in cases where bone either is lost or does not heal properly due to trauma. Currently, surgeons attempt to regenerate and heal bone through the use of medical devices, bone grafts or bone graft materials - all of which have shortcomings. We wanted to find a biological solution that would stimulate the body's own ability to form bone.

   We knew that bone growth is triggered by cellular activity during embryonic development or following a bone injury. However, it was only through the recent availability of advanced biotechnology tools that we were able to explore this process at a molecular level and begin to uncover the proteins that were involved. The successful application of this approach led to the discovery of the bone morphogenetic proteins, or BMPs - a family of proteins that helps to control the development of many tissue types, including bone.

   One of these proteins, BMP-2, appeared to be a very promising therapeutic candidate to induce bone formation. Biotechnology allowed us to derive the gene sequence of this protein, isolate and clone the sequence, and insert the BMP-2 gene into a production cell to create a recombinant form of the protein - rhBMP-2 - for clinical testing. In clinical trials, we found that rhBMP-2 does indeed induce bone formation in patients when applied locally. In February 2001, our Pre-marketing Authorization Application was accepted by the U.S. Food and Drug Administration for the use of rhBMP-2 in the treatment of long-bone fractures that require open surgical management. The introduction of rhBMP-2 could fundamentally change the clinical approach to bone regeneration and repair.

   In addition to bone growth, the BMP family of proteins holds tremendous potential for therapies involving many other types of tissues, including cartilage regeneration in osteoarthritis, tendon and ligament repair, and even the regeneration of lost function in the kidney or the brain. In fact, the discovery of BMPs has created a whole new area of basic research in tissue repair and regeneration. And biotechnology made it all possible."


[BROKEN BONE GRAPHIC]

   "Biotechnology has dramatically altered the process of drug discovery in the 20 years since I entered the field as a molecular biologist. Today, pharmaceutical development largely is centered on the study of proteins and genes. Virtually every drug on the market either is a small molecule that binds to a protein target, such as an enzyme, or is itself a protein. Biotechnology gives us the tools to unravel the secrets of proteins to find potential targets for therapies and provides the ability to reproduce these protein targets for faster and more efficient testing of drugs to change their function.

[GRAPHIC OMITTED]

   Our discovery of the PSGL-1 gene is a good example of how the ability to isolate and characterize a gene can lead to multiple therapeutic opportunities. The gene encodes the human PSGL-1 glycoprotein, which extends from the surface of white blood cells, or leukocytes, and helps the cells bind to the blood vessel wall in a process known as cell adhesion. Thus, PSGL-1 plays a critical role in the migration of these cells from the bloodstream to the site of tissue damage.

   While this process is essential in helping the body heal itself after an injury, it also can be harmful. Immediately following a heart attack, for example, the leukocytes that attach to the damaged blood vessels create inflammation, which actually causes additional tissue damage, called reperfusion injury. Biotechnology allowed us to understand the molecular details of this process and then create a genetically engineered protein that links the adhesive part of PSGL-1 to the tail portion of a human antibody. This new therapeutic, called rPSGL-Ig, protects the site of tissue damage by preventing leukocytes and platelets from adhering and causing inappropriate inflammation.

   Currently, rPSGL-Ig is in Phase II clinical trials evaluating its ability to help accelerate clot destruction and prevent reperfusion injury following a heart attack.

   While the creation of a potentially beneficial new drug is extremely rewarding, we are equally gratified that our research has revealed many other therapeutic opportunities. With our detailed knowledge of this cell adhesion pathway, we are exploring additional therapies - both small molecule and protein
- that could block this process in other inflammatory and autoimmune conditions, such as strokes and organ transplant rejection. Ultimately, the integration of biotechnology into our discovery process makes this an exciting time to be doing pharmaceutical research."



"BIOTECHNOLOGY GIVES US THE TOOLS TO UNRAVEL THE SECRETS OF PROTEINS."

Gray Shaw, Senior Scientist and
Laboratory Head, Wyeth-Ayerst Research


[PHOTO GARY SHAW]

"BIOTECHNOLOGY HELPED US DEVELOP A POTENTIAL LIFE-SAVING TREATMENT MORE
QUICKLY."

Kurt Steiner, Ph.D., Senior Director,
Biological Research, Wyeth-Ayerst Research


[PHOTO KURT STEINER]


"Biotechnology played a key role in the development of PTP-112, a novel treatment for type II diabetes. In type II patients - who constitute the vast majority of diabetics - the pancreas continues to produce insulin, but the tissues in the body that normally react to insulin don't respond properly or efficiently. As a result of this `insulin resistance,' blood sugar levels rise, and vital processes in the body that usually are triggered by insulin don't respond appropriately, creating serious health problems such as kidney failure, nerve damage and blindness.

   Until the 1990s, the standard treatments for type II diabetes stimulated release of insulin to compensate for resistance - an approach that often did not work effectively or led to secondary failure later as patients became less responsive over time. More recent treatments have targeted insulin resistance but have met with limited success.

   We wanted to get at the root of the problem and find a way to overcome insulin resistance. Our search for potential therapeutic targets focused on the PTPase family of enzymes because they are directly involved in the process of `turning off' insulin receptors. With the help of biotechnology, we validated one specific target enzyme, PTP-1B. We then created a humanized, recombinant version of the protein to use with a high-throughput screen, rapidly testing tens of thousands of compounds to find one that would inhibit the action of this enzyme. Upon finding a promising candidate, we refined it using technologies such as x-ray crystallography and molecular modeling along with creative medicinal chemistry to enhance the structure of the compound for greater efficacy. The result of that work was PTP-112, a small molecule with a novel therapeutic action that keeps the insulin receptor `turned on' and prolongs the body's responses to insulin. PTP-112 is scheduled to begin Phase II clinical trials during 2001.

[GRAPHIC OMITTED]

   Biotechnology helped us develop a potential life-saving treatment more quickly and efficiently than we could have in the past. It enhanced our ability to find a likely therapeutic target and allowed us to create a recombinant version for validation and testing - something that is possible only with these advanced capabilities. Perhaps most important, biotechnology provided us with the data we needed to move this product forward into clinical testing with greater confidence."

AHP'S THERAPEUTIC
FRANCHISES:

A SOLID FOUNDATION
FOR GROWTH AND
INNOVATION


[BACKGROUND PHOTO]


AHP today has one of the strongest product portfolios of any company in the pharmaceutical industry. Anchored by breakthrough therapies and strengthened by innovative products from our R&D pipeline, AHP's pharmaceuticals, consumer health care products and animal health products provide a solid foundation for growth and innovation and support our continued expansion as a global health care leader.

      The following pages highlight the latest developments in our key therapeutic franchises and offer testimonials from some of the people whose quality of life is enhanced by AHP's products.

[PHOTO OF PRESCRIPTION DRUGS]

WOMEN'S HEALTH CARE

      AHP has been a leader in women's health care for nearly 60 years. Our Women's Health Care franchise is anchored by the Premarin family, the most widely used hormone replacement therapy (HRT) for postmenopausal women. The Premarin family of products achieved nearly $1.9 billion in global sales this year, a 5 percent increase over 1999, led by sales of the combination HRT products - Prempro and Premphase - which grew 19 percent in 2000. The Premarin family of products was the most prescribed medication in the United States during 2000.

      Efforts continued to expand this important product line in 2000, including the filing of regulatory submissions in the United States for lower dose formulations of Premarin and Premarin/MPA products for the relief of moderate to severe vasomotor symptoms associated with menopause. An additional indication for the prevention of osteoporosis is expected to be filed for regulatory approval during 2001.

      A key area of HRT research focuses on therapies that incorporate trimegestone, a novel progestin licensed from Aventis Pharma and developed by Wyeth-Ayerst. In 2000, AHP received marketing approval in Sweden for the first trimegestone product on the market, Totelle - an HRT product containing trimegestone and 17 (beta)-estradiol for the prevention of osteoporosis and the relief of menopausal vasomotor symptoms. Totelle is undergoing regulatory review throughout the other European Union countries. Another new combination HRT, using Premarin and trimegestone, is undergoing Phase III clinical trials in the United States.

      AHP also is conducting a major research program in tissue- selective estrogens, which target specific tissue systems and promise to provide clinicians and users with selective hormone treatments to optimize efficacy and tolerability. During 2001, Phase III clinical trials will begin for AHP's tissue-selective estrogen - TSE-424 - for postmenopausal osteoporosis.

      In addition to its menopausal health research programs, AHP is a global leader in hormone-based oral contraceptive (OC) research and holds a leading market position worldwide. Recently, we received approval for a new gestodene-based OC, Minesse, in 17 countries. Minesse is the lowest dose oral contraceptive available on the international market. Submissions for regulatory approval in five additional countries were filed for Minesse in 2000. AHP's other major OCs include Alesse and Triphasil.


                       AHP is committed to discovering and developing
                  the next generation of therapies to meet the unique
                                health care needs of women worldwide.

[BACKGROUND PHOTO]


"I started taking Premarin about eight years ago. It's been a good choice for me because I haven't experienced the menopausal symptoms that I hear about from so many of my friends. I consider myself fortunate to be in such good health, and I definitely think Premarin is part of the reason."

                                                Diane Dunn - Columbus, Ohio -
                                                with daughters Katherine, Meghan
                                                and Barbara

Misty Slightam - Seattle, Washington


[BACKGROUND PHOTO]


"I've suffered from depression for a long time. I just never wanted to do anything, and I isolated myself. About two years ago, my doctor asked me to try Effexor XR. Within a few weeks, I started feeling better. I began to do things with other people - just going out and having fun. It's nice to be able to feel like a real person and smile again."

[PHOTO OF PRESCRIPTION DRUGS]

NEUROSCIENCE THERAPIES


      Our Neuroscience franchise focuses on improving the quality of life for those affected by serious central nervous system (CNS) disorders. The key global brand in this franchise is the Effexor family, which reached nearly $1.2 billion in worldwide sales in 2000.

      The therapeutic profile of Effexor XR, a novel antidepressant, continued to expand during 2000 with the U.S. approval of an indication for the long-term treatment of generalized anxiety disorder (GAD), which is characterized by persistent, excessive anxiety about routine life events. Effexor XR is the only product approved for depression and both short- and long-term treatment of GAD. Effexor XR now has been approved in 49 countries for GAD.

      AHP also submitted supplemental New Drug Applications (sNDA) for Effexor and Effexor XR for the prevention of relapse and the recurrence of depression, and we expect to file an sNDA for a social anxiety disorder indication in 2001.

      Sonata, our novel insomnia treatment approved in the United States in 1999, also received regulatory approval in 26 additional countries during 2000. In February 2001, regulatory approval was granted for a 35-night efficacy supplement, which is expected to further expand the Sonata franchise.

      Our R&D efforts in Neuroscience are directed at several other major CNS disorders. Retigabine, a novel anticonvulsant for epilepsy licensed from Asta Medica, is in Phase II clinical trials. In addition, Phase I trials are under way for a potential first-line treatment for schizophrenia.

      AHP formed an alliance in 2000 with Elan Corporation to collaborate on the development of an innovative immunotherapy for mild to moderate Alzheimer's disease - a progressive, degenerative disorder of the brain that affects an estimated 4 million people in the United States. In preclinical research, this experimental treatment has been shown to reduce and prevent the development of amyloid plaque, a substance believed to be associated with the progression of Alzheimer's disease. Phase I clinical safety studies have been completed in the United States.


                         AHP formed an alliance with Elan Corporation
                       for the development of a treatment for mild to
                                        moderate Alzheimer's disease.

[PHOTO OF PRESCRIPTION DRUGS]

VACCINES AND INFECTIOUS DISEASES


      AHP's Vaccines and Infectious Diseases franchises share a common mission: to reduce the number of serious illnesses and deaths from bacterial and viral infections and to help overcome the growing problem of bacterial resistance to existing treatments.

      Leading this fight is Prevnar, a new vaccine for invasive pneumococcal disease, the major cause of bacteremia, meningitis and pneumonia in infants and young children. Approved and launched in the United States during the first quarter of 2000, Prevnar achieved sales of $461 million for the year. Prevnar received recommendations for use - both from the American Academy of Pediatrics and from the Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices - for all children up to two years of age as well as for high-risk children between the ages of two and five. Marketed as Prevenar outside the United States, the vaccine was approved in the European Union in February 2001. During 2000, AHP filed a supplemental application for Prevnar in the United States for the prevention of pneumococcal otitis media, or middle ear infection.

      Another new vaccine, Meningitec, was approved in October 1999 in the United Kingdom for the prevention of meningococcal Group C disease. Meningitec played the central role in a 90 percent reduction in reported cases of meningococcal Group C disease in the age group at highest risk in the United Kingdom. AHP received the prestigious Prix Galien award in the United Kingdom for innovation in the health care industry, recognizing the public health benefit brought by the introduction of Meningitec. Sales of Meningitec in 2000 exceeded $322 million.

      FluMist, a unique live, attenuated influenza vaccine, administered in the form of a nasal spray, was accepted for review by the FDA. This easy-to-administer formulation, licensed from Aviron, is expected to increase the number of people - especially children - taking advantage of protection against the flu.

      AHP's Infectious Diseases franchise also grew significantly in 2000. Sales of our leading product, Zosyn, marketed as Tazocin outside the United States, increased by more than 16 percent to $367 million for the year. Zosyn is used to treat serious diseases, including intra-abdominal infection and community-acquired and hospital-acquired pneumonia.

      Our research in this franchise took significant steps forward in 2000. GAR-936, a novel glycylcycline antibiotic, entered Phase II clinical trials. Additionally, in the rapidly growing area of anti-virals, HCI-436 - developed with ViroPharma Incorporated - began Phase II trials as a potential first-in-class treatment for hepatitis C.


                     Meningitec received the Prix Galien award in the
                           United Kingdom, recognizing the innovation
                   and public health benefit brought by this vaccine.

[BACKGROUND PHOTO]


"My pediatrician highly recommended a new vaccine called Prevnar. He said it prevents a type of meningitis that can be very dangerous for young children. It's good to know that new vaccines are available for these types of diseases, and I'm glad we were able to take advantage of it to help protect Nicole's health."

                                          Gloria Herrel - San Jose, California -
                                          with daughter Nicole

Deborah Cooper - Huntington Beach,
California - with daughter Kelsey


[BACKGROUND PHOTO]


"I was diagnosed with rheumatoid arthritis shortly after my daughter was born. There were times when I couldn't move my fingers enough to pick her up or play with her. About three years ago, I started taking Enbrel, and now I can push my daughter on the swing and play tennis with my family. I've gotten my quality of life back."

[PHOTO OF PRESCRIPTION DRUGS]

MUSCULOSKELETAL THERAPIES


      AHP's Musculoskeletal franchise is the source of important new therapies for patients with joint and bone disorders. Led by Enbrel, a breakthrough biological treatment for rheumatoid arthritis (RA) that helps patients lead more active lives, this franchise is pursuing numerous opportunities to apply novel treatment approaches to bone, tissue and organ repair.

      Enbrel was approved for marketing in the United States in November 1998 as the first biological treatment for the symptoms of moderate to severe RA. Discovered by Immunex Corporation - in which AHP is the largest shareholder - and co-promoted in North America by Immunex and Wyeth-Ayerst, Enbrel has received subsequent approvals in the United States for inhibiting the progression of structural damage in the joints of early stage RA patients and for treating juvenile RA. In 2000, its second full year on the market, Enbrel achieved global sales of $690 million - 84 percent growth over 1999. Thirty countries have approved Enbrel for the treatment of RA, including the European Union.

      The Company and Immunex are investing more than $1 billion for the construction of two major biological manufacturing facilities to meet the growing demand for this product, driven by its use in rheumatoid arthritis as well as potential use in other therapeutic applications.

      AHP also has a strong presence in the osteoarthritis (OA) treatment market with Synvisc, the leading viscosupplementation product in the United States. Synvisc is injected into the knee to restore lubrication and cushioning to the joint. Synvisc, jointly developed and marketed with Genzyme Biosurgery, increased sales by 44 percent to $179 million in 2000, and the product is included in the American College of Rheumatology's new recommendations for treatment of OA in the knee.

      Additionally, the FDA has accepted the regulatory submission for rhBMP-2 as a treatment for long-bone fractures that require surgical management. The development of this unique product is discussed on page 8 of this report.

      Other potential applications for rhBMP-2 include use in spinal fusion surgery (in collaboration with Medtronic Sofamor Danek) and dental/craniofacial surgery. Bone morphogenetic proteins also are being studied for possible use in soft tissue repair, such as tendons and ligaments.


                              AHP and Immunex are investing more than
               $1 billion to construct major biological manufacturing
                    facilities to meet the growing demand for ENBREL.

[PHOTO OF PRESCRIPTION DRUGS]

INTERNAL MEDICINE


      The cardiovascular therapies in AHP's Internal Medicine franchise continued to grow in 2000 - bolstered by recent updates of two important medical guidelines that added the franchise's key products to their treatment recommendations.

      In August 2000, the American Heart Association (AHA) revised its Advanced Cardiac Life Support Guidelines to add Cordarone I.V., an antiarrhythmic medication, to treat ventricular fibrillation/pulseless ventricular tachycardia in patients who do not respond to cardiopulmonary resuscitation or defibrillation. The decision to include Cordarone I.V. in the guidelines was based on extensive data supporting its efficacy - most notably, the ARREST trial, in which Cordarone I.V. increased patient survival to hospital admission by 29 percent. Cordarone I.V. sales increased 81 percent in 2000 to $186 million.

      Altace, an angiotensin-converting-enzyme (ACE) inhibitor co-promoted in the United States by Wyeth-Ayerst and King Pharmaceuticals, Inc., received a new indication from the FDA in 2000 to reduce the risk of stroke, heart attack and death from cardiovascular causes in patients age 55 and over with a history of cardiovascular disease or who have diabetes that is accompanied by at least one other cardiovascular risk factor. Altace is the only ACE inhibitor with this indication, which was based on evidence from the landmark Heart Outcomes Prevention Evaluation Study. Patients in the study taking Altace experienced 32 percent fewer strokes, 26 percent fewer cardiovascular deaths and 20 percent fewer heart attacks. In January 2001, the American Stroke Association, a division of the AHA, published new guidelines recommending the use of Altace to reduce the incidence of stroke in diabetes patients.

      In the gastrointestinal area, our new proton pump inhibitor (PPI), Protonix tablets, was approved in February 2000 and launched in the United States in May 2000 for the short-term treatment of erosive esophagitis associated with gastroesophageal reflux disease. Despite strong competition, Protonix achieved sales of $145 million in its first year on the market. Additionally, an intravenous version of Protonix is expected to be approved in the first half of 2001. This approval would position Protonix as the first drug in its class that offers both an oral and an intravenous formulation in the U.S. market. Zoton, a PPI which is licensed by the Company for sale internationally, increased sales in 2000 by 12 percent to $234 million.

      Research projects in Internal Medicine include rPSGL-Ig and PTP-112, discussed on pages 9 and 10 of this report. Also, Enbrel, co-promoted by Immunex Corporation and Wyeth-Ayerst for rheumatoid arthritis, is undergoing Phase III clinical trials for the treatment of congestive heart failure.


                              Use of CORDARONE I.V. increased patient
                        survival to hospital admission by 29 percent.

                                         Juliet Henshaw - Pleasanton, California


[BACKGROUND PHOTO]


"As a paramedic in Alameda County, California, I've encountered hundreds of cases of cardiac arrhythmia. One of the biggest challenges we face is keeping these people alive until we get to a hospital. Our county currently is involved in a pilot study with Cordarone I.V., which has been shown to increase patient survival to hospital admission."

Rita Gonzales -
Houston, Texas -
with son Damien


[BACKGROUND PHOTO]


"My son Damien started taking ReFacto for his hemophilia four years ago in a clinical trial. The selection of a clotting product is very important for every family dealing with this condition. We talked with our physician about safety, purity, side effects and the size of the dose and chose ReFacto. We've been very happy with the results."

[PHOTO OF PRESCRIPTION DRUGS]

HEMOPHILIA

      For approximately two decades, AHP has been a global scientific leader in the search for safer and more effective treatments for hemophilia. As a result of this commitment and a significant investment in recombinant DNA technology, our efforts have led to important medical advances in the treatment of hemophilia: the development of the first recombinant factor IX product (BeneFIX for hemophilia B) and the first albumin-free formulated factor VIII product (ReFacto for hemophilia A).

      The original hemophilia treatments developed in the 1960s and 1970s were derived from purified human blood plasma, which resulted in widespread transmission of viral pathogens. Despite major improvements in purity and viral safety, today's plasma-derived products still give rise to patient concern about the potential for blood-borne diseases. AHP's hemophilia product portfolio employs a theoretically safer approach using advanced biotechnology tools to produce clotting factors from non-human production cells.

      The anchor products of our Hemophilia franchise are BeneFIX and ReFacto. BeneFIX, the only recombinant factor IX product, represents the state of the art in hemophilia B treatment because it is not derived from human plasma. BeneFIX was launched in the United States in 1997 and in Europe in 1999. It now is the number one selling hemophilia B product in the world, with sales increasing by 18 percent in 2000. BeneFIX continued to expand through commercialization in several new markets during this past year, and commercial launches are scheduled in additional countries during 2001.

      ReFacto, the first recombinant factor VIII product without human serum albumin added to the final formulation, further reduces the theoretical risk of viral contamination for hemophilia A patients. ReFacto was launched throughout Europe during 1999, and sales surpassed $90 million during its first full year on the market. The FDA approved ReFacto in March 2000, and the product was launched in the United States in January 2001. AHP plans to invest approximately $100 million in a manufacturing facility in St. Louis, Missouri, to meet the growing demand for ReFacto.

      Our research into hemophilia treatments continues to focus on increased patient safety and efficacy. During 2001, we are scheduled to begin clinical trials on an improvement to our existing ReFacto product. This improved version of ReFacto will be produced without any animal- or human-derived proteins throughout the entire manufacturing process.

      In addition to our focus on improving existing treatments, we formed an alliance during 2000 with Targeted Genetics Corporation to pursue gene therapy treatments for hemophilia A and B that eventually may offer a cure for these diseases.


                               AHP's hemophilia product portfolio uses
                          advanced biotechnology tools to discover and develop safer and more effective treatments.

[PHOTO OF PRESCRIPTION DRUGS]

IMMUNOLOGY AND ONCOLOGY

      The Immunology franchise is focused on expanding the market for Rapamune, AHP's novel immunosuppressant for organ transplantation. Rapamune, in its liquid form, was approved in the United States in 1999 for the prevention of organ rejection following kidney transplants and received a recommendation for approval in Europe in December 2000. In addition, AHP received approval for a tablet form of Rapamune in the United States in August 2000, which will improve ease of dosing.

      Research projects in Immunology include expanded indications for Rapamune for other types of organ transplantation, including Phase II trials that are under way for therapy following liver transplants.


      AHP is studying other innovative approaches to immunosuppression such as anti-B7 monoclonal antibodies, which potentially offer a more specific approach to the prevention of organ transplant rejection. In addition, Phase III clinical trials are under way for recombinant interleukin-11 for the treatment of Crohn's disease.

      The May 2000 approval of Mylotarg by the FDA marked a significant milestone for AHP's Oncology franchise. Mylotarg - a novel chemotherapy agent for relapsed acute myeloid leukemia in patients age 60 and over - is the first oncology treatment to directly target leukemic cells using innovative monoclonal antibody-targeted chemotherapy. Developed in collaboration with Celltech Group Plc., Mylotarg is unique because it delivers a powerful antitumor agent called calicheamicin directly to leukemic cells. AHP scientists developed technology linking calicheamicin to a humanized antibody that attaches to and destroys a specific type of cancer cell. This is dramatically different from standard chemotherapy, which kills both cancerous and healthy cells.

      AHP is conducting trials to extend the use of Mylotarg to other forms of leukemia, as well as evaluating additional monoclonal antibodies in order to expand the use of this groundbreaking chemotherapy technology to breast cancer, lymphoma and prostate cancer.

      Mylotarg joins Neumega in AHP's global Oncology franchise product portfolio. Clinical studies with Neumega - recombinant interleukin-11, approved for use in the United States as a platelet growth factor for chemotherapy-induced thrombocytopenia in nonmyeloid malignancies - are further defining its role in managing thrombocytopenia in myeloid malignancies and viral disease.

      There currently are two other promising oncology research programs in Phase II clinical trials: CCI-779 and ERA-923. CCI-779 is designed to interrupt growth in a variety of tumors by inhibiting the action of a protein called mTOR, which appears to control a number of cell growth functions. It will be evaluated as a treatment for breast, prostate and renal cell cancers as well as soft tissue sarcoma. ERA-923 is a selective estrogen receptor modulator being developed as a treatment for breast cancer.


                         Mylotarg is the first oncology treatment that
                      directly targets leukemia cells using innovative
                                       antibody-targeted chemotherapy.

                                               Irving Smith - Brooklyn, New York


[BACKGROUND PHOTO]


"After being on dialysis for four years because of kidney failure, I had a kidney transplant last November. My mother donated one of her kidneys to me. I've been taking Rapamune and other drugs since the operation, and everything is going well so far. I feel stronger than I have in years - almost like I'm a new person."

[BACKGROUND PHOTO]


"I've been working with Advil for more than 13 years now. When I pitched in the major leagues, I used Advil to help treat all those strains and sprains. And now, Advil helps me manage the aches and pain associated with osteoarthritis. Thanks to Advil, I'm still doing the things I love to do."


Nolan Ryan - Alvin, Texas

[PHOTO OF PRESCRIPTION DRUGS]

CONSUMER HEALTH CARE

      Global branding is the cornerstone of AHP's success in the worldwide consumer health care market. Two AHP product lines - Advil and Centrum - are among the top 10 selling consumer health care brands in the world. Other major AHP global consumer health care brands include Caltrate, Chap Stick, Dimetapp, Preparation H and Robitussin. We continue to build on this global franchise through innovative line extensions and geographic expansion while also introducing new products that meet the growing worldwide demand for effective self-medication.

      The Advil family of products, which achieved sales of more than $590 million in 2000, received an important new addition in 2000 with the U.S. launch of Advil Migraine, the first and only FDA-approved non-prescription migraine medicine that comes in liquid-filled capsules. A number of other new and innovative line extensions contributed to this growth, including the recent introductions of Advil 400mg tablets in France, Children's Advil Suspension in Colombia and Advil Liqui-gels in Canada. The unique Liqui-gel product also was launched under the Anadin brand in the United Kingdom and under the Spalt brand in Germany to further boost the overall growth of the global analgesic franchise.

      Global sales of Centrum multivitamin/multimineral products reached $533 million in 2000. Centrum now is available in more than 60 countries around the world. International introductions of Centrum Silver in Australia, Brazil, China, Poland, Russia and Thailand are broadening the appeal of the brand's unique nutritional benefits. Recent additions to the product line in the United States include: Centrum Performance, a premium formulation of vitamins, minerals and herbs designed to meet the high-energy demands of an active lifestyle; Centrum Focused Formulas, with targeted combinations of nutrients and herbals to support specific health areas such as Heart, Energy and Mental Clarity; and Centrum Kids, featuring the characters from the popular "Rugrats" television show.

      Brand extensions - such as the recently added honey-containing products that include Honey Cold, Honey Cough and Honey Flu - also fueled sales growth for the Robitussin franchise as well as for the Chap Stick brand, whose latest additions include Chap Stick Overnight Lip Treatment and Chap Stick Lipsations.

      In addition, our franchise continued to expand its presence in health food stores with the Solgar line of vitamin and nutritional supplements.


                            Centrum incorporates the latest scientific
                    advances in nutrition to offer innovative products
                   addressing specific concerns, needs and lifestyles.

[PHOTO OF PRESCRIPTION DRUGS]

ANIMAL HEALTH PRODUCTS


      As a world leader in animal health products, Fort Dodge Animal Health offers a wide range of biologicals and pharmaceuticals for the livestock, swine and poultry industries as well as for companion animals, such as dogs, cats and horses. Global sales of Fort Dodge products grew by 20 percent to nearly $800 million in 2000.

      Innovative Fort Dodge biologicals include: LymeVax, a vaccine for canine Lyme disease; Fel-O-Vax vaccines for multiple feline diseases; Fluvac vaccine for equine herpes virus and influenza; and Bursine vaccine for infectious bursal disease in chickens. Key pharmaceutical products include: Cydectin Pour-On for parasite control in beef and dairy cattle; EtoGesic tablets for canine osteoarthritis; and Quest Gel dewormer and boticide for horses.

      In 2000, Fort Dodge introduced an improvement in the control of heartworm disease in dogs with the launch of ProHeart SR12 in Australia. Until the advent of ProHeart SR12, the most common way to prevent heartworms was with daily or monthly tablets administered by pet owners - an approach that frequently results in poor compliance. With ProHeart SR12, a dog receives a single injection from a veterinarian, protecting the animal for a full year. Fort Dodge expects to launch this product in the United States and Japan during 2001.

      Another unique Fort Dodge product recently launched in the United States under conditional license is a vaccine to aid in the prevention of Equine Protozoal Myeloencephalitis (EPM) - a serious disorder that attacks the central nervous system of horses. Symptoms of EPM can include seizures, muscle atrophy and paralysis, but the condition is difficult to diagnose, and current treatments can cost thousands of dollars. Fort Dodge's vaccine is the first ever available for the prevention of this debilitating condition.

      Innovative products in the animal health R&D pipeline include: West Nile Encephalitis vaccines for companion animals (in conjunction with the Centers for Disease Control and Prevention); a Feline Immunodeficiency Virus vaccine; and food safety treatments such as a poultry Salmonella vaccine.


                                Fort Dodge Animal Health introduced an
                       improvement in the control of heartworm disease
                             in dogs with the launch of ProHeart SR12.

FINANCIAL REVIEW


[BACKGROUND PHOTO]


"My business is training dogs for movies, television and advertising. With the help of Fort Dodge's products, my dogs have the kind of appearance and spirit that my clients are looking for."

Gregg Holland - Santa Rosa, California



30    Ten-Year Selected Financial Data
32    Consolidated Balance Sheets
33    Consolidated Statements of Operations
34    Consolidated Statements of Changes
      in Stockholders' Equity
35    Consolidated Statements of Cash Flows
36    Notes to Consolidated Financial Statements
50    Report of Independent Public Accountants
50    Management Report on Financial Statements
51    Quarterly Financial Data
51    Market Prices of Common Stock and Dividends
52    Management's Discussion and Analysis
      of Financial Condition and Results of Operations

TEN-YEAR SELECTED FINANCIAL DATA
(Dollar amounts in thousands except per share amounts)

YEARS ENDED DECEMBER 31,                                                          2000              1999              1998

SUMMARY OF NET REVENUE AND EARNINGS
----------------------------------------------------------------------------------------------------------------------------
Net revenue(1)                                                            $ 13,262,754      $ 11,881,196      $ 11,268,570
Income (loss) from continuing operations(1)(2)(5)                             (901,040)       (1,207,243)        2,152,344
Diluted earnings (loss) per share from continuing operations(1)(2)(3)            (0.69)            (0.92)             1.61
Dividends per common share                                                      0.9200            0.9050            0.8700


YEAR-END FINANCIAL POSITION
----------------------------------------------------------------------------------------------------------------------------
Current assets(1)                                                         $ 10,180,811      $ 12,384,778      $ 10,698,188
Current liabilities(1)(5)                                                    9,742,059         6,480,383         3,478,119
Ratio of current assets to current liabilities(1)(5)                              1.05              1.91              3.08
Total assets(1)                                                             21,092,466        23,123,756        20,224,231
Long-term debt(1)                                                            2,394,790         3,606,423         3,839,402
Average stockholders' equity(5)                                              4,516,420         7,914,772         8,895,024


STOCKHOLDERS -- OUTSTANDING SHARES
----------------------------------------------------------------------------------------------------------------------------
Number of common stockholders                                                   58,355            62,482            65,124
Weighted average common shares outstanding used for
    diluted earnings per share calculation (in thousands)(3)                 1,306,474         1,308,876         1,336,641


EMPLOYMENT DATA(1)
----------------------------------------------------------------------------------------------------------------------------
Number of employees at year end                                                 48,036            46,815            47,446
Wages and salaries                                                        $  2,264,258      $  2,032,431      $  2,175,517
Benefits (including social security taxes)                                     602,816           593,222           577,930


(1) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1994 through 1999 were restated to reflect this business as a discontinued operation. Beginning in 1994, current assets include the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for amounts related to gains on sales of business and Immunex common stock, termination fee, litigation charges, goodwill impairment and special charges for the years ended December 31, 2000, 1999 and 1998.

(3) The weighted average common shares outstanding for diluted loss per share for 2000 and 1999 did not include common share equivalents, as the effect would have been antidilutive.

(4) The 1994 information reflects the acquisition of American Cyanamid Company for the one-month period ended December 31, 1994.

(5) In the 2000 fourth quarter, the Company recorded an additional litigation charge of $7,500,000 related to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. The initial litigation charge of $4,750,000 was recorded in the 1999 third quarter. As a result of these litigation charges, current liabilities have increased substantially in 2000 and 1999 compared with prior years, and the ratio of current assets to current liabilities and average stockholders' equity has decreased substantially in 2000 and 1999 compared with prior years.

        1997             1996             1995              1994(4)            1993             1992             1991


---------------------------------------------------------------------------------------------------------------------
$ 12,076,621     $ 12,099,428     $ 11,466,287        $  8,882,952     $  8,304,851     $  7,873,687     $  7,079,443
   1,747,638        1,651,617        1,472,525           1,525,517        1,469,300        1,460,842        1,375,273
        1.33             1.28             1.18                1.24             1.17             1.15             1.08
      0.8300           0.7825           0.7550              0.7350           0.7150           0.6650           0.5938



---------------------------------------------------------------------------------------------------------------------
$ 10,025,512     $ 10,310,256     $ 11,084,841        $ 11,321,682     $  4,807,684     $  4,552,077     $  4,119,057
   3,476,322        3,584,256        3,929,940           4,291,452        1,584,411        1,492,717        1,270,135
        2.88             2.88             2.82                2.64             3.03             3.05             3.24
  19,851,517       19,924,666       20,721,093          21,328,267        7,687,353        7,141,405        5,938,797
   5,007,610        6,010,297        7,806,717           9,972,444          859,278          601,934          104,710
   7,568,672        6,252,545        4,898,550           4,065,295        3,719,539        3,431,568        2,987,885



---------------------------------------------------------------------------------------------------------------------
      64,313           67,545           68,763              71,223           72,664           73,064           71,209

   1,312,975        1,287,790        1,250,902           1,234,100        1,252,990        1,267,240        1,273,390



---------------------------------------------------------------------------------------------------------------------
      54,921           54,194           58,957              70,300           51,399           50,653           47,938
$  2,428,518     $  2,439,604     $  2,512,418        $  1,811,402     $  1,654,984     $  1,575,615     $  1,388,397
     619,528          614,179          641,169             439,572          396,045          367,899          300,810

CONSOLIDATED BALANCE SHEETS
(In thousands except share and per share amounts)

DECEMBER 31,                                                                            2000              1999

--------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                       $  2,644,306      $  1,892,715
Marketable securities                                                                341,031           520,587
Accounts receivable less allowances (2000 -- $144,150 and 1999 -- $141,759)        2,740,272         2,389,863
Inventories                                                                        1,531,727         1,607,960
Net assets -- discontinued business held for sale                                         --         4,192,346
Other current assets including deferred taxes                                      2,923,475         1,781,307
                                                                                ------------------------------
Total Current Assets                                                              10,180,811        12,384,778
Property, plant and equipment:
    Land                                                                             149,810           135,013
    Buildings                                                                      2,694,612         2,598,890
    Machinery and equipment                                                        3,510,529         3,269,793
    Construction in progress                                                       1,223,282           389,252
                                                                                ------------------------------
                                                                                   7,578,233         6,392,948
Less accumulated depreciation                                                      2,543,409         2,274,771
                                                                                ------------------------------
                                                                                   5,034,824         4,118,177
Goodwill and other intangibles, net of accumulated amortization
    (2000 -- $1,739,368 and 1999 -- $1,667,711)                                    4,052,410         4,823,309
Other assets including deferred taxes                                              1,824,421         1,797,492
                                                                                ------------------------------
Total Assets                                                                    $ 21,092,466      $ 23,123,756
                                                                                ==============================
--------------------------------------------------------------------------------------------------------------
LIABILITIES
Loans payable                                                                   $     58,717      $  1,880,816
Trade accounts payable                                                               595,233           562,679
Accrued expenses                                                                   8,831,459         3,809,525
Accrued federal and foreign taxes                                                    256,650           227,363
                                                                                ------------------------------
Total Current Liabilities                                                          9,742,059         6,480,383
Long-term debt                                                                     2,394,790         3,606,423
Other noncurrent liabilities                                                       5,226,495         5,925,313
Accrued postretirement benefits other than pensions                                  911,029           896,890
                                                                                ------------------------------
--------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000
  shares authorized                                                                       55                61
Common stock, par value $0.33 1/3 per share; 2,400,000,000 shares authorized
  (outstanding shares: 2000 -- 1,311,774,000 and 1999 -- 1,303,916,000)              437,258           434,639
Additional paid-in capital                                                         3,952,457         3,392,705
Retained earnings (accumulated deficit)                                             (899,118)        3,000,827
Accumulated other comprehensive loss                                                (672,559)         (613,485)
                                                                                ------------------------------
Total Stockholders' Equity                                                         2,818,093         6,214,747
                                                                                ------------------------------
Total Liabilities and Stockholders' Equity                                      $ 21,092,466      $ 23,123,756
                                                                                ==============================


The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS
OF OPERATIONS
(In thousands except per share amounts)


YEARS ENDED DECEMBER 31,                                                   2000              1999              1998

-------------------------------------------------------------------------------------------------------------------
Net Revenue                                                        $ 13,262,754      $ 11,881,196      $ 11,268,570
                                                                   ------------------------------------------------
Cost of goods sold                                                    3,269,418         3,022,556         2,843,185
Selling, general and administrative expenses                          5,032,548         4,388,265         4,209,162
Research and development expenses                                     1,687,889         1,587,505         1,475,862
Interest expense, net                                                    57,562           213,866           207,157
Other income, net                                                      (161,039)         (255,697)         (285,848)
Gains on sales of business and Immunex common stock                  (2,061,204)               --          (592,084)
Termination fee                                                      (1,709,380)               --                --
Litigation charges                                                    7,500,000         4,750,000                --
Goodwill impairment                                                     401,000                --                --
Special charges                                                         347,000            82,000           321,200
                                                                   ------------------------------------------------
Income (loss) from continuing operations before
  federal and foreign taxes                                          (1,101,040)       (1,907,299)        3,089,936
Provision (benefit) for federal and foreign taxes                      (200,000)         (700,056)          937,592
                                                                   ------------------------------------------------
Income (Loss) from Continuing Operations                               (901,040)       (1,207,243)        2,152,344
Discontinued operations:
  Income (loss) from operations of discontinued agricultural products business (including federal and foreign taxes of
    $57,289, $1,551 and $173,530 for 2000, 1999 and 1998,
    respectively)                                                       103,346           (19,878)          321,994
  Loss on disposal of agricultural products business
    (including federal and foreign tax charges of $855,248)          (1,572,993)               --                --
                                                                   ------------------------------------------------
Income (Loss) from Discontinued Operations                           (1,469,647)          (19,878)          321,994
                                                                   ------------------------------------------------
Net Income (Loss)                                                  $ (2,370,687)     $ (1,227,121)     $  2,474,338
                                                                   ================================================
Basic Earnings (Loss) per Share from Continuing Operations         $      (0.69)     $      (0.92)     $       1.64
Basic Earnings (Loss) per Share from Discontinued Operations              (1.12)            (0.02)             0.24
                                                                   ------------------------------------------------
Basic Earnings (Loss) per Share                                    $      (1.81)     $      (0.94)     $       1.88
                                                                   ================================================
Diluted Earnings (Loss) per Share from Continuing Operations       $      (0.69)     $      (0.92)     $       1.61
Diluted Earnings (Loss) per Share from Discontinued Operations            (1.12)            (0.02)             0.24
                                                                   ------------------------------------------------
Diluted Earnings (Loss) per Share                                  $      (1.81)     $      (0.94)     $       1.85
                                                                   ================================================


The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY
(In thousands except per share amounts)

                                                   $2.00                                  RETAINED      ACCUMULATED
                                             CONVERTIBLE                ADDITIONAL        EARNINGS            OTHER           TOTAL
                                               PREFERRED      COMMON       PAID-IN    (ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'
                                                   STOCK       STOCK       CAPITAL        DEFICIT)             LOSS          EQUITY

------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                          $ 72    $435,298    $2,530,696     $ 5,489,292      $  (280,106)    $ 8,175,252
                                                    ================================================================================
Net income                                                                               2,474,338                        2,474,338
Currency translation adjustments                                                                            (45,803)        (45,803)
Unrealized loss on marketable securities                                                                     (2,428)         (2,428)
                                                                                                                        ------------
  Comprehensive income                                                                                                    2,426,107
                                                                                                                        ------------
Cash dividends declared:
  Preferred stock (per share: $2.00)                                                           (54)                             (54)
  Common stock (per share: $0.87)                                                       (1,143,198)                      (1,143,198)
Common stock acquired for treasury                            (2,521)      (34,984)       (377,098)                        (414,603)
Common stock issued for stock options                          4,342       399,488                                          403,830
Conversion of preferred stock
  and other exchanges                                 (8)        347       177,674         (10,551)                         167,462
                                                    --------------------------------------------------------------------------------
Balance at December 31, 1998                          64     437,466     3,072,874       6,432,729         (328,337)      9,614,796
                                                    ================================================================================
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                (1,227,121)                      (1,227,121)
Currency translation adjustments                                                                           (285,963)       (285,963)
Unrealized gain on marketable securities                                                                        815             815
                                                                                                                        ------------
  Comprehensive loss                                                                                                     (1,512,269)
                                                                                                                        ------------
Cash dividends declared:
  Preferred stock (per share: $2.00)                                                           (50)                             (50)
  Common stock (per share: $0.905)                                                      (1,183,571)                      (1,183,571)
Common stock acquired for treasury                            (6,409)      (39,505)     (1,012,385)                      (1,058,299)
Common stock issued for stock options                          3,376       230,894                                          234,270
Conversion of preferred stock
  and other exchanges                                 (3)        206       128,442          (8,775)                         119,870
                                                    --------------------------------------------------------------------------------
Balance at December 31, 1999                          61     434,639     3,392,705       3,000,827         (613,485)      6,214,747
                                                    ================================================================================
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                (2,370,687)                      (2,370,687)
Currency translation adjustments                                                                            (70,496)        (70,496)
Unrealized gain on marketable securities                                                                     11,422          11,422
                                                                                                                        ------------
  Comprehensive loss                                                                                                     (2,429,761)
                                                                                                                        ------------
Cash dividends declared:
  Preferred stock (per share: $2.00)                                                           (46)                             (46)
  Common stock (per share: $0.92)                                                       (1,201,431)                      (1,201,431)
Common stock acquired for treasury                            (2,472)      (16,316)       (374,289)                        (393,077)
Common stock issued for stock options                          4,949       405,933                                          410,882
Conversion of preferred stock
  and other exchanges                                 (6)        142       170,135          (6,663)                         163,608
International operations year end change                                                    53,171                           53,171
                                                    --------------------------------------------------------------------------------
Balance at December 31, 2000                        $ 55    $437,258    $3,952,457     $  (899,118)     $  (672,559)    $ 2,818,093
                                                    ================================================================================

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
(In thousands)


YEARS ENDED DECEMBER 31,                                                           2000             1999             1998

--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations                                    $  (901,040)     $(1,207,243)     $ 2,152,344
Adjustments to reconcile income (loss) from continuing operations to net cash provided from operating activities of continuing operations:
  Litigation charges                                                          7,500,000        4,750,000               --
  Gains on sales of business and Immunex common stock                        (2,061,204)              --         (592,084)
  Goodwill impairment                                                           401,000               --               --
  Special charges                                                               347,000           82,000          321,200
  Gains on sales of assets                                                     (159,430)        (205,739)        (445,380)
  Depreciation                                                                  336,239          341,871          315,103
  Amortization                                                                  198,810          199,307          196,504
  Deferred income taxes                                                        (814,282)      (1,410,068)          51,952
  Diet drug litigation payments                                              (3,966,845)        (117,581)              --
  Deconsolidation of Immunex                                                   (236,768)              --               --
  Changes in working capital, net of businesses acquired,
    sold or deconsolidated:
    Accounts receivable                                                        (433,182)         164,588         (391,921)
    Inventories                                                                  31,188         (115,699)        (100,493)
    Other current assets                                                        179,817         (170,478)        (213,003)
    Trade accounts payable and accrued expenses                                 270,518          (73,946)         (21,545)
    Accrued federal and foreign taxes                                          (393,330)        (121,227)          (4,008)
  Other items, net                                                              178,851          377,592           82,082
                                                                            ----------------------------------------------
Net cash provided from continuing operations                                    477,342        2,493,377        1,350,751
Net cash provided from/(used for) discontinued operations                        77,600         (327,771)          10,074
                                                                            ----------------------------------------------
Net Cash Provided from Operating Activities                                     554,942        2,165,606        1,360,825
                                                                            ==============================================
--------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                                   (1,681,906)        (937,435)        (690,058)
Purchase of business, net of cash acquired                                           --               --         (425,041)
Proceeds from sales of businesses                                             3,800,000               --        1,770,000
Proceeds from sale of Immunex common stock                                    2,404,875               --               --
Proceeds from sales of assets                                                   256,192          327,730          620,632
Purchases of marketable securities                                             (677,802)        (789,846)        (350,687)
Proceeds from sales and maturities of marketable securities                     384,292          383,941          278,290
                                                                            ----------------------------------------------
Net Cash Provided from/(Used for) Investing Activities                        4,485,651       (1,015,610)       1,203,136
                                                                            ==============================================
--------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net proceeds from/(repayments of) debt                                       (3,080,381)       1,593,468       (1,174,137)
Dividends paid                                                               (1,201,477)      (1,183,621)      (1,143,252)
Purchases of common stock for treasury                                         (393,077)      (1,058,299)        (414,603)
Exercises of stock options                                                      410,882          234,270          403,830
Termination of interest rate swap agreements                                         --               --          (96,655)
                                                                            ----------------------------------------------
Net Cash Used for Financing Activities                                       (4,264,053)        (414,182)      (2,424,817)
                                                                            ----------------------------------------------
Effects of exchange rates on cash balances                                      (24,949)         (25,418)          (8,197)
                                                                            ----------------------------------------------
Increase in Cash and Cash Equivalents                                           751,591          710,396          130,947
Cash and Cash Equivalents, Beginning of  Year                                 1,892,715        1,182,319        1,051,372
                                                                            ----------------------------------------------
Cash and Cash Equivalents, End of  Year                                     $ 2,644,306      $ 1,892,715      $ 1,182,319
                                                                            ==============================================

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The accompanying Consolidated Financial Statements include the accounts of American Home Products Corporation and its majority-owned subsidiaries (the Company). The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management.
    Effective January 1, 2000, the financial results of certain pharmaceutical subsidiaries in Japan and India, which previously were included on an equity basis, were consolidated in the financial results of the Company due to changes which gave the Company the ability to exercise control over the operations of these affiliates. Also, effective January 1, 2000, the financial results of Immunex Corporation (Immunex), which previously were consolidated, were deconsolidated and included on an equity basis in the results of operations of the Company (see Note 2).
    Prior to 2000, certain of the Company's international affiliates reported their results of operations on a one-month lag (year ended November 30), which allowed more time to compile results. In December 2000, the one-month lag was eliminated, primarily to reflect the results of these operations on a more timely basis. As a result, December 2000 income from continuing operations for these entities of $53,171,000 was recorded directly to stockholders' equity.
    DESCRIPTION OF BUSINESS: The Company is a U.S.-based multi-national corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in two primary businesses:
Pharmaceuticals and Consumer Health Care. Pharmaceuticals include branded and generic human ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, infant nutritionals, cardiovascular products, neuroscience therapies, gastroenterology drugs, anti-infectives, vaccines, biopharmaceuticals, oncology therapies, musculoskeletal therapies and transplantation products. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants. Consumer Health Care products include analgesics, cough/cold/allergy remedies, nutritional supplements, herbal products, and hemorrhoidal, antacid, asthma and other relief items sold over-the-counter. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 150 countries throughout the world. The Company is not dependent on any single customer or major group of customers for its sales.
    The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its net revenue or results of operations. However, Premarin, one of the Company's conjugated estrogens products, which has not had patent protection for many years, contributes significantly to net revenue and results of operations. See "Competition" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 57 for further details.
    EQUITY METHOD OF ACCOUNTING: The Company accounts for its investments in 20%- to 50%-owned companies using the equity method. Accordingly, the Company's share of the earnings of these companies is included in Other income, net. The related equity investment is included in Other assets including deferred taxes. At December 31, 2000, Immunex was the Company's only material equity investment. Immunex is a biopharmaceutical company that discovers, manufactures and markets therapeutic products for the treatment of cancer and musculoskeletal disorders such as rheumatoid arthritis. See Note 2 for the discussion of Immunex common stock sold in 2000.
    CASH EQUIVALENTS consist primarily of certificates of deposit, time deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost, which approximates fair value. The carrying value of cash equivalents approximates fair value due to the short-term, highly liquid nature of cash equivalents.
    MARKETABLE SECURITIES consist of U.S. government or agency issues, commercial paper, time deposits and corporate bonds and are stated at fair value, which approximates cost due to the short-term, highly liquid nature of these securities (less than six months). All marketable securities are available-for-sale investments. The fair values are estimated based on current market prices.
    INVENTORIES are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $325,059,000 and $407,668,000 at December 31, 2000 and 1999, respectively. The current value exceeded the LIFO value by $59,658,000 and $66,879,000 at December 31, 2000 and 1999, respectively. The remaining inventories are valued under the first-in, first-out (FIFO) method or the average cost method.
   Inventories at December 31 consisted of:

(In thousands)                                         2000                 1999
--------------------------------------------------------------------------------
Finished goods                                   $  585,123           $  753,831
Work in progress                                    586,656              471,327
Materials and supplies                              359,948              382,802
                                                 -------------------------------
                                                 $1,531,727           $1,607,960
                                                 ===============================

    PROPERTY, PLANT AND EQUIPMENT is carried at cost. Depreciation is provided over the estimated useful lives of the related assets placed into service, principally on the straight-line method.
    GOODWILL AND OTHER INTANGIBLES: The excess of cost over the fair value of net assets acquired is amortized using the straight-line method over various periods ranging from 15 to 40 years for goodwill and three to 10 years for other intangibles. The Company continually reviews goodwill and other intangibles to evaluate whether changes have occurred that would suggest such assets may be impaired. If circumstances suggest an impairment, undiscounted future cash flows of the assets acquired or purchased are estimated. If this estimate indicates that the remaining estimated useful life of goodwill or other intangibles requires revision or that the associated costs are not recoverable, the carrying value of the goodwill or other intangibles is reduced to fair value by the estimated shortfall of future cash flows on a discounted basis.

    FOREIGN CURRENCY AGREEMENTS: The Company enters into short-term foreign currency agreements to manage specifically identifiable risks. Short-term (approximately 30 days) foreign exchange forward contracts are part of the Company's management of foreign currency balance sheet exposures. Foreign currency agreements are accounted for under the fair value method. The fair value of foreign currency agreements is based on current market prices. The fair value represents the estimated amount the Company would receive or pay to terminate the agreements, taking into consideration current foreign currency exchange rates. The fair value of the foreign currency agreements is carried on the Consolidated Balance Sheets with changes in the fair value recognized in results of operations offsetting any gains and losses recognized on the underlying transactions.

    In 2000, the Company established a cash flow hedging program to cover currency risk related to intercompany inventory sales denominated in foreign currencies. The exposures are managed using purchased foreign currency put options. Put options provide the Company with the right, but not the obligation, to sell foreign currencies at a predetermined price. Net gains on exercised option contracts are deferred on the Consolidated Balance Sheets and are reclassified into earnings in the same period that the underlying exposure is reflected in results of operations. There were no option contracts outstanding as of December 31, 2000. The net impact of foreign currency programs on the results of operations for 2000 was not material.

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

    REVENUE RECOGNITION: Revenue from the sale of Company products is recognized in Net revenue upon shipment to customers. Provisions for certain rebates, product returns and discounts to customers are provided for as reductions in determining Net revenue in the same period the related sales are recorded.

    Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Immunex to co-promote Enbrel, is recorded as alliance revenue and is included in Net revenue. Such alliance revenue is earned when the co-promoting company ships the product to a third party. Selling and marketing expenses related to alliance revenue are included in Selling, general and administrative expenses.

    SHIPPING AND HANDLING COSTS, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in Selling, general and administrative expenses. The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs were $212,493,000, $204,508,000 and $204,866,000 in 2000, 1999 and 1998,
respectively.

    REBATES AND SALES INCENTIVES are offered to customers based upon volume purchases, the attainment of market share levels, sales support, government mandates, coupons and consumer discounts. Rebates and sales incentives included in Accrued expenses at December 31, 2000 and 1999 were $482,666,000 and $434,490,000, respectively.

    EARNINGS (LOSS) PER SHARE: The following table sets forth the computations of basic earnings (loss) per share and diluted earnings (loss) per share:

(In thousands except
per share amounts)

Years Ended December 31,                      2000           1999           1998
--------------------------------------------------------------------------------
Income (loss) from continuing
  operations less preferred
  dividends                            $  (901,086)   $(1,207,293)   $ 2,152,290
Income (loss) from
  discontinued operations               (1,469,647)       (19,878)       321,994
                                       -----------------------------------------
Net income (loss) less
  preferred dividends                  $(2,370,733)   $(1,227,171)   $ 2,474,284
                                       -----------------------------------------
Denominator:
  Weighted average common
  shares outstanding                     1,306,474      1,308,876      1,314,580
                                       -----------------------------------------
Basic earnings (loss) per share
  from continuing operations           $     (0.69)   $     (0.92)   $      1.64
Basic earnings (loss) per
  share from discontinued
  operations                                 (1.12)         (0.02)          0.24
                                       -----------------------------------------
Basic earnings (loss) per share        $     (1.81)   $     (0.94)   $      1.88
                                       =========================================

Income (loss) from continuing
  operations                           $  (901,040)   $(1,207,243)   $ 2,152,344
Income (loss) from
  discontinued operations               (1,469,647)       (19,878)       321,994
                                        ----------------------------------------
Net income (loss)                      $(2,370,687)   $(1,227,121)   $ 2,474,338
                                       -----------------------------------------
Denominator:
  Weighted average common
  shares outstanding                     1,306,474      1,308,876      1,314,580
  Common share equivalents
  of outstanding stock options
  and deferred contingent
  common stock awards*                          --             --         22,061
                                       -----------------------------------------
Total shares*                            1,306,474      1,308,876      1,336,641
                                       -----------------------------------------
Diluted earnings (loss) per
  share from continuing
  operations*                          $     (0.69)   $     (0.92)   $      1.61
Diluted earnings (loss) per
  share from discontinued
  operations*                                (1.12)         (0.02)          0.24
                                       -----------------------------------------
Diluted earnings (loss)
  per share*                           $     (1.81)   $     (0.94)   $      1.85
                                       =========================================

* The total weighted average common shares outstanding for diluted loss per share for 2000 and 1999 did not include common share equivalents, as the effect would have been antidilutive.

    RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133." SFAS No. 138 was issued to address a limited number of issues causing implementation difficulties for entities that apply SFAS No. 133. SFAS Nos. 133 and 138 require that all derivatives be measured at fair value and be recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income (loss) or comprehensive income (loss), depending on the designated purpose of the derivative. The Company will adopt SFAS Nos. 133 and 138 in the 2001 first quarter. Based on the Company's current activities, the Company does not believe that adoption of these pronouncements will have a material impact on the Company's financial position, results of operations or cash flows.

    In May 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF No. 00-14 addresses the recognition, measurement and Consolidated Statements of Operations classification for sales incentives offered voluntarily to customers. This guidance is required to be implemented by the Company no later than the 2001 second quarter. The Company currently is in compliance with the recognition and measurement aspects of EITF No. 00-14. The Company does not believe that the Consolidated Statements of Operations classification requirement will have a material impact on net revenue.

    RECLASSIFICATIONS: Certain reclassifications have been made to the December 31, 1999 and 1998 Consolidated Financial Statements to conform with the December 31, 2000 presentation.


2.  ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

Discontinued Operations -- Cyanamid Agricultural Products

On March 20, 2000, the Company signed a definitive agreement with BASF Aktiengesellschaft (BASF) to sell the Cyanamid Agricultural Products business which manufactures, distributes and sells crop protection and pest control products worldwide. On June 30, 2000, the sale was completed, and BASF paid the Company $3,800,000,000 in cash and assumed certain debt. The Company recorded an after-tax loss on the sale of this business of $1,572,993,000 or $1.20 per share-diluted and reflected this business as a discontinued operation in the 2000 first quarter. The loss on the sale included closing costs from the transaction and operating income of the discontinued business from April 1, 2000 through June 30, 2000 (the disposal date). The loss on the sale was due primarily to a difference in the basis of the net assets sold for financial reporting purposes compared with the Company's basis in such net assets for tax purposes. This difference related, for the most part, to goodwill, which is not recognized for tax purposes. As a result, the transaction generated a taxable gain requiring the recording of a tax provision, in addition to a book loss related to a write-off of net assets in excess of the selling price. The Consolidated Financial Statements and related notes for the periods ended December 31, 1999 and 1998 have been restated, where applicable, to reflect the Cyanamid Agricultural Products business as a discontinued operation.

Operating results of discontinued operations were as follows:


(In thousands except
per share amounts)                            Statement of Operations Data
                                       -----------------------------------------
Years Ended December 31,                      2000           1999           1998
--------------------------------------------------------------------------------
Net revenue                            $   546,790    $ 1,668,980    $ 2,194,117
                                       -----------------------------------------
Income (loss) before federal
  and foreign taxes                        160,635        (18,327)       495,524
Provision for federal and
  foreign taxes                             57,289          1,551        173,530
                                       -----------------------------------------
Income (loss) from operations
  of discontinued agricultural
  products business                        103,346        (19,878)       321,994
Loss on disposal of agricultural
  products business
  (including federal and
  foreign tax charges
  of $855,248)                          (1,572,993)            --             --
                                       -----------------------------------------
Income (loss) from
  discontinued operations              $(1,469,647)   $   (19,878)   $   321,994
                                       =========================================
Diluted income (loss)
  per share from
  discontinued operations              $     (1.12)   $     (0.02)   $      0.24
                                       =========================================


Sale of Immunex Common Stock

In October 2000, the Company increased its ownership in Immunex from approximately 53% to approximately 55% by converting a $450,000,000 convertible subordinated note into 15,544,041 newly issued shares of common stock of Immunex. In November 2000, through a joint public equity offering, Immunex sold 20 million shares of newly issued Immunex common stock, and the Company sold
60.5 million shares of Immunex common stock. Proceeds to the Company were approximately $2,404,875,000, resulting in a gain on the sale of $2,061,204,000 ($1,414,859,000 after-tax or $1.08 per share-diluted). Included in the gain on the sale was a noncash pre-tax gain of $303,192,000 ($200,247,000 after-tax), representing the Company's increase in its proportionate share of the net book value of Immunex from Immunex's issuance of 20 million shares of its common stock at a price above the net book value per share owned by the Company. The Company used the net proceeds from the sale of its Immunex common stock to reduce outstanding commercial paper and for other general corporate purposes.

    The public equity offering reduced the Company's ownership in Immunex from approximately 55% to approximately 41%, which represented the ownership at December 31, 2000. As a result of the reduction in ownership below 50%, the Company included the financial results of Immunex on an equity basis retroactive to January 1, 2000. Quarterly results of operations in 2000, reflected in "Quarterly Financial Data" herein, were restated to reflect the accounting for Immunex on an equity basis; however, there was no impact on income from continuing operations.

    Key elements of related agreements between the Company and Immunex included the future sale by the Company of its recently acquired biotechnology facility in Rhode Island to Immunex and the Company's agreement, if requested, to supply up to $550,000,000 in financing guarantees relating to Immunex's financing of its proposed new research and technology center in Seattle, Washington. All existing licensing and marketing rights to Enbrel remain unchanged.

Other Acquisitions and Divestitures

In July 1998, the Company purchased the vitamin and nutritional supplement products business of Solgar Vitamin and Herb Company Inc. and its related affiliates (Solgar) for $425,041,000 in cash. The purchase price exceeded the net assets acquired by $397,568,000. The excess purchase price has been recorded in Goodwill and other intangibles and is being amortized over periods of four to 25 years. In December 2000, based on projected profitability and future cash flows, the carrying value of Solgar goodwill was determined to be impaired (see
Note 3). As a result, a pre-tax charge of $170,000,000 was recorded to write down the carrying value of Solgar goodwill to its fair value of $189,644,000 at December 31, 2000.

    In February 1998, the Company sold the Sherwood-Davis & Geck medical devices business for approximately $1,770,000,000, resulting in a pre-tax gain of $592,084,000. The proceeds from the sale were used primarily to reduce outstanding commercial paper. Income and diluted earnings per share from continuing operations for 1998 included an after-tax gain on the sale of $330,782,000 and $0.25, respectively.

    The Company had other acquisitions and divestitures during 2000, 1999 and 1998, the effects of which, individually and in the aggregate, were not material to the Company's financial position, results of operations or cash flows. The operations of all businesses acquired and divested during 2000, 1999 and 1998, individually and in the aggregate, except for the sale of the Cyanamid Agricultural Products business, were not material to the Company's financial position, results of operations or cash flows in any of these years.


3. TERMINATION FEE, GOODWILL IMPAIRMENT AND SPECIAL CHARGES

Termination Fee

On November 3, 1999, the Company and Warner-Lambert Company entered into an agreement to combine the two companies in a merger-of-equals transaction. On February 6, 2000, the merger agreement was terminated. The Company recorded income of $1,709,380,000 ($1,111,097,000 after-tax or $0.85 per share-diluted)
resulting from the receipt of a $1,800,000,000 termination fee provided for under the merger agreement offset, in part, by certain related expenses.

Goodwill Impairment

Based on projected profitability and future cash flows associated with generic pharmaceuticals and the Solgar consumer health care product line, it was determined that goodwill related to these product lines, at December 31, 2000, was impaired. As a result, the Company recorded a charge of $401,000,000 ($341,000,000 after-tax or $0.26 per share-diluted) in 2000 to write down the carrying value of goodwill, to fair value, based upon discounted future cash flows.


SPECIAL CHARGES:

Voluntary Market Withdrawals

In November 2000, the U.S. Food and Drug Administration (FDA) requested that the pharmaceutical industry voluntarily stop producing and distributing any products containing phenylpropanolamine (PPA). The Company immediately ceased global production and shipments of any products containing PPA and voluntarily withdrew any such products from customer warehouses and retail store shelves. As a result, the Company recorded a special charge of $80,000,000 ($52,000,000 after-tax or $0.04 per share-diluted) to provide primarily for product returns and the write-off of inventory. The Company already had reformulated a majority of the products involved in the voluntary market withdrawal and began shipping these products in the United States at the end of November 2000. At December 31, 2000, approximately $49,552,000 of the accrual remained.

    During the 1999 second quarter, the Company recorded a special charge aggregating $82,000,000 ($53,000,000 after-tax or $0.04 per share-diluted) for estimated costs associated with the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine. At December 31, 2000, approximately $4,200,000 of the accrual remained.

Product Discontinuations

During the 2000 fourth quarter, the Company recorded a special charge of $267,000,000 ($173,000,000 after-tax or $0.13 per share-diluted) related to the discontinuation of certain products manufactured at the Company's Marietta, Pennsylvania, and Pearl River, New York, facilities. Approximately $227,100,000 related to fixed asset impairments and inventory write-offs, with the remainder of the charge covering severance obligations, idle plant costs and contract termination costs. At December 31, 2000, approximately $39,900,000 of the accrual remained.

Restructuring Charge and Related Asset Impairments

In December 1998, the Company recorded a special charge for restructuring and related asset impairments of $321,200,000 ($224,800,000 after-tax or $0.17 per share-diluted) to recognize the costs of the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems, and a reduction in personnel from the globalization of certain business units. The reorganization of the pharmaceutical and nutritional supply chains will result in the closure of 14 plants (nine pharmaceutical and five nutritional). The reorganization of the U.S. pharmaceutical and consumer health care distribution systems resulted in the closure of three distribution centers. The restructuring ultimately will result in the elimination of 3,600 positions offset, in part, by 1,000 newly created positions in the same functions at other locations. The components of this charge were as follows: (i) personnel costs of $119,975,000, (ii) noncash costs for fixed asset write-offs of $115,225,000 and (iii) other closure/exit costs of $86,000,000. The noncash costs of $115,225,000 reduced the carrying value of the fixed assets to their estimated fair value, taking into consideration depreciation expected during the transition period, which was determined by experience with similar properties and external appraisals. These fixed assets, with a fair value of $11,575,000, have remained operational during the transition period of obtaining the necessary regulatory approvals to relocate these operations to new and existing facilities. Since these fixed assets have remained in use, depreciation was not suspended and will be recognized over the transition period. Other closure/exit costs are a direct result of the restructuring plan. The majority of the other closure/exit costs are anticipated to be paid after the facilities cease production and prior to disposition. These costs include non-cancelable operating leases, security, utilities, maintenance, property taxes and other related costs that will be paid during the disposal period. Due to the specialized nature of these facilities, the majority of the costs will be paid over a two- to three-year period as product transfers are approved by regulatory authorities and manufacturing sites are closed. However, delays in obtaining certain regulatory approvals and other closure delays will cause certain costs to be paid after that period.

    At December 31, 2000, approximately 3,300 positions had been eliminated, and two distribution centers owned by the Company and a leased distribution center had been closed. The manufacturing plants, eight of which were closed in 2000, are continuing their phase-out period. The Company currently anticipates closing three plants in 2001 and the remaining facilities in 2002, assuming no further delays in regulatory approvals.

    Activity in the restructuring accruals from continuing operations was as follows:

                                              Personnel    Fixed Asset    Other Closure/
(In thousands)                                    Costs     Write-offs        Exit Costs        Total
-----------------------------------------------------------------------------------------------------
Restructuring accruals at inception           $ 119,975      $ 115,225         $  86,000    $ 321,200

Cash expenditures                                  (527)            --              (922)      (1,449)
Write-offs of fixed assets                           --       (115,225)               --     (115,225)
                                              -------------------------------------------------------
Restructuring accruals at December 31, 1998     119,448             --            85,078      204,526
Cash expenditures                               (64,695)            --            (5,817)     (70,512)
                                              -------------------------------------------------------
Restructuring accruals at December 31, 1999      54,753             --            79,261      134,014
Cash expenditures                               (48,504)            --           (19,626)     (68,130)
                                              -------------------------------------------------------
Restructuring accruals at December 31, 2000   $   6,249      $      --         $  59,635    $  65,884
                                              =======================================================


4.  DEBT AND FINANCING ARRANGEMENTS

The Company's debt from continuing operations at December 31 consisted of:

(In thousands)                                               2000           1999
--------------------------------------------------------------------------------
Commercial paper                                       $  798,029     $2,841,630
Notes payable:
  7.70% notes due 2000                                         --      1,000,000
  6.50% notes due 2002                                    250,000        250,000
  7.90% notes due 2005                                  1,000,000      1,000,000
  7.25% debentures due 2023                               250,000        250,000
Pollution control and industrial revenue bonds:
  5.1% - 5.8% due 2006 - 2020                              85,150         96,850
Other debt:
  2.1% - 24.0% due 2001 - 2009                             70,328         48,759
                                                       -------------------------
                                                        2,453,507      5,487,239
Less current portion                                       58,717      1,880,816
                                                       -------------------------
                                                       $2,394,790     $3,606,423
                                                       =========================

    The fair value of the Company's outstanding debt was $2,506,594,000 and $5,490,427,000 at December 31, 2000 and 1999, respectively. The fair value of the Company's outstanding debt was estimated based on market prices.

    The weighted average interest rate on the commercial paper outstanding at December 31, 2000 and 1999 was 6.45% and 5.72%, respectively. The commercial paper had original maturities that did not exceed 270 days and a weighted average remaining maturity of 35 days and 42 days at December 31, 2000 and 1999, respectively.

    In 1998, the Company reduced its $5,000,000,000 revolving credit facility to $2,000,000,000 by terminating a $2,500,000,000, 364-day credit facility in its entirety and by reducing a $2,500,000,000, five-year credit facility to $2,000,000,000. The remaining $2,000,000,000, five-year credit facility supports a significant portion of the Company's commercial paper program and has a maturity date of July 31, 2002.

    In March 2001, subsequent to the date of the "Report of Independent Public Accountants," the Company obtained new revolving credit facilities totaling $6,000,000,000 to support future expected borrowings under its commercial paper program. The new credit facilities are composed of a $3,000,000,000, 364-day facility with the option to extend the term of borrowings, if any, under the facility for an additional year and a $3,000,000,000, 364-day bridge facility to capital markets, which will be terminated upon the issuance of term debt by the Company during 2001.

    The interest rate on borrowings under the three credit facilities, which total $8,000,000,000, is based on various rate options available to the Company. The proceeds of the credit facilities may be used to support commercial paper and the Company's general corporate and working capital requirements, including payments related to the Redux and Pondimin litigation. The credit facilities each contain the same financial covenant and various other customary covenants, representations, warranties, conditions and default provisions. At December 31, 2000 and 1999, there were no borrowings outstanding under the $2,000,000,000 credit facility. The entire balance of commercial paper outstanding at December 31, 2000 and the portion of commercial paper outstanding at December 31, 1999 supported by the $2,000,000,000 credit facility were classified as Long-term debt since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper, through the use of its $2,000,000,000 credit facility or through the issuance of long-term debt. Outstanding commercial paper of $841,630,000 at December 31, 1999 was classified as current, representing the amount of the outstanding commercial paper borrowings in excess of the Company's $2,000,000,000 credit facility that supports the commercial paper program.

    The Company has outstanding $1,000,000,000 of 7.90% notes due February 2005. These non-callable notes, which have semiannual interest payments due on February 15 and August 15, are unsecured and unsubordinated. The Company also has outstanding $250,000,000 of 6.50% notes due October 2002 and $250,000,000 of 7.25% debentures due March 2023. The 6.50% non-callable notes have semiannual interest payments due on April 15 and October 15. The 7.25% non-callable debentures have semiannual interest payments due on March 1 and September 1. The non-callable notes and debentures are unsecured and unsubordinated. The Company's $1,000,000,000 of 7.70% notes, which were classified as current at December 31, 1999, were due and repaid in February 2000.

    The aggregate maturities of debt during the next five years and thereafter at December 31, 2000 are as follows:

(In thousands)
--------------------------------------------------------------------------------
2001                                                                  $   58,717
2002                                                                     252,347
2003                                                                       7,697
2004                                                                       5,788
2005                                                                   1,001,394
Thereafter                                                               329,535
                                                                      ----------
                                                                       1,655,478
Commercial paper (classified as Long-term debt)                          798,029
                                                                      ----------
Total debt                                                            $2,453,507
                                                                      ==========

    Interest payments in connection with the Company's debt obligations for the years ended December 31, 2000, 1999 and 1998 amounted to $342,970,000, $294,790,000 and $316,018,000, respectively.

    Interest expense, net included interest income of $181,278,000, $129,406,000 and $115,813,000 in 2000, 1999 and 1998, respectively. Interest capitalized in connection with capital projects was $43,303,000, $15,375,000 and $9,497,000 in 2000, 1999 and 1998, respectively.

    The Company enters into short-term foreign exchange forward contracts as part of its management of foreign currency exposures (see Note 1). At December 31, 2000 and 1999, the Company had notional amounts of $558,768,000 and $681,102,000, respectively, of foreign exchange forward contracts outstanding. The fair value of the foreign exchange forward contracts was a net receivable of $3,355,000 at December 31, 2000 and a net payable of $12,979,000 at December 31, 1999. The Company believes that the risk of loss associated with the foreign currency agreements from non-performance by the counterparties is not material to its financial position, results of operations or cash flows.


5.  OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities include reserves for the Redux and Pondimin litigation (see Note 10), reserves relating to income taxes, environmental matters, product liability and other litigation, as well as restructuring, pension and other employee benefit liabilities, and minority interests.

    The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At December 31, 2000, the Company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 59 Superfund sites.

    It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $378,570,000 and $359,190,000 at December 31, 2000 and 1999,
respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of payments. See
Note 10 for a discussion of contingencies.

    In 2000, the Company introduced a new incentive program to employees, the Performance Incentive Award Program (PIA), based on the Company's operating results and the individual employees' performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA. The value of PIA awards for 2000 was $94,658,000. In 1999, cash bonuses totaling $38,773,000 were paid to key employees. In 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provides for cash and deferred contingent common stock awards to key employees. The value of MIP awards for 1998 was $56,892,000, which included deferred contingent common stock of $14,261,000 (261,256 shares). Deferred contingent common stock awards plus accrued dividends totaling 1,104,340 shares were outstanding at December 31, 2000.


6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

PENSIONS: The Company sponsors various retirement plans for most full-time employees. These defined benefit and defined contribution plans cover most U.S. and certain international locations. Total pension expense from continuing operations for both defined benefit and defined contribution plans for 2000, 1999 and 1998 was $107,654,000, $95,464,000 and $93,435,000, respectively.
Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund the minimum amount required by local regulations of current and prior year service costs under its funded defined benefit retirement plans. Contributions to defined contribution plans are based on a percentage of employees' compensation. Pension expense from continuing operations recognized for defined contribution plans for 2000, 1999 and 1998 totaled $62,902,000, $61,587,000 and
$58,715,000, respectively.

    OTHER POSTRETIREMENT BENEFITS: The Company provides postretirement health care and life insurance benefits for retired employees of most domestic locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

    Although the Company sold the Cyanamid Agricultural Products business (see
Note 2), which was accounted for as a discontinued operation, the pensions and other postretirement benefits were excluded from the sale for U.S. plans since employees of the Cyanamid Agricultural Products business accrued benefits in plans that encompassed other business segments. Except for one pension plan in Germany, all international plans will continue to be maintained by the Company to pay benefits that were accrued prior to the sale. Accordingly, benefit obligations, fair value of plan assets and accrued benefit liabilities were not restated, except to reflect the sale of the pension plan in Germany. However, components of net periodic benefit cost from continuing operations were restated to reflect the Cyanamid Agricultural Products business as a discontinued operation.

    The change in benefit obligation, change in plan assets and reconciliation of funded status of the Company's defined benefit plans (principally U.S. plans) for 2000 and 1999 were as follows:

                                                                      PENSIONS               OTHER POSTRETIREMENT BENEFITS
                                                           ----------------------------      -----------------------------
CHANGE IN BENEFIT OBLIGATION (In thousands)                       2000             1999             2000             1999
--------------------------------------------------------------------------------------------------------------------------
Benefit obligation at January 1                            $ 3,005,665      $ 3,156,754      $ 1,076,298      $ 1,025,286
Consolidation of Japan benefit plan                            186,327               --               --               --
Service cost                                                    74,656           69,056           20,460           23,001
Interest cost                                                  225,248          211,971           77,666           74,871
Service and interest cost from discontinued operations           3,074            9,839            2,189            3,986
Amendments                                                      11,235           28,518           16,952               --
Net actuarial loss/(gain)                                       71,158         (107,782)         (72,589)          13,089
Curtailments/settlements                                       (39,826)          (2,315)         (24,289)              --
Benefits paid                                                 (296,613)        (350,573)         (75,900)         (64,486)
Currency translation adjustment                                (30,349)          (9,803)            (457)             551
                                                           --------------------------------------------------------------
Benefit obligation at December 31                          $ 3,210,575      $ 3,005,665      $ 1,020,330      $ 1,076,298
                                                           ==============================================================

                                                                      PENSIONS               OTHER POSTRETIREMENT BENEFITS
                                                           ----------------------------      -----------------------------
CHANGE IN PLAN ASSETS (In thousands)                              2000             1999             2000             1999
--------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at January 1                     $ 3,001,154      $ 2,891,610               --               --
Consolidation of Japan benefit plan                             76,089               --               --               --
Actual return on plan assets                                    34,607          439,515               --               --
Amendments                                                          --            6,843               --               --
Company contributions                                           17,554           14,259      $    75,900      $    64,486
Benefits paid                                                 (296,613)        (350,573)         (75,900)         (64,486)
Currency translation adjustment                                (16,775)            (500)              --               --
                                                           --------------------------------------------------------------
Fair value of plan assets at December 31                   $ 2,816,016      $ 3,001,154      $        --      $        --
                                                           ==============================================================

                                                                      PENSIONS               OTHER POSTRETIREMENT BENEFITS
                                                           ----------------------------      -----------------------------
RECONCILIATION OF FUNDED STATUS (In thousands)                    2000             1999             2000             1999
--------------------------------------------------------------------------------------------------------------------------
Benefit obligation in excess of plan assets                $   394,559      $     4,511      $ 1,020,330      $ 1,076,298
Unrecognized net actuarial gain/(loss)                         (44,225)         289,953          (15,603)        (112,160)
Unrecognized prior service cost                                (60,502)         (74,198)         (18,698)          (2,248)
Unrecognized net transition obligation                          (8,266)          (4,811)              --               --
                                                           --------------------------------------------------------------
Accrued benefit liability                                  $   281,566      $   215,455      $   986,029      $   961,890
                                                           ==============================================================

    The fluctuation in unrecognized net actuarial loss for pensions in 2000 compared with the unrecognized net actuarial gain for pensions in 1999 was due primarily to the actual return on plan assets being less than the expected return on plan assets in 2000, pertaining mostly to the U.S. plans. Accrued benefit liability increased in 2000 compared with 1999 due primarily to consolidating the benefit plan of a subsidiary in Japan. The decrease in unrecognized net actuarial loss for other postretirement benefits resulted from a change in the plans' expected per capita cost for benefits provided to employees.

    There were no plan assets for the Company's other postretirement benefit plans at December 31, 2000 and 1999 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was $75,000,000 and $65,000,000 at December 31, 2000 and 1999, respectively.

    At December 31, 2000 and 1999, the Company had six unfunded pension plans with aggregate projected benefit obligations of $234,888,000 and $219,706,000, respectively, and accumulated benefit obligations of $186,328,000 and $176,504,000, respectively.

    Assumptions used in developing the benefit obligations at December 31 were as follows:

                                                                       PENSIONS                    OTHER POSTRETIREMENT BENEFITS
                                                           -------------------------------     -------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS AT DECEMBER 31,                2000         1999        1998          2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                7.5%         7.75%       7.0%          7.5%         7.75%          7.0%
Rate of compensation increase                                4.0%         4.5%        4.0%           --            --            --
Expected return on plan assets                               9.5%         9.5%        9.5%           --            --            --
Increase in per capita cost of health care benefits
  that gradually decreases and is held constant
  thereafter beginning in 2004                                --           --          --      7.0%-5.0%     7.5%-5.0%     8.0%-5.0%

    The assumed health care cost trend rates have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rates would increase the postretirement benefit obligation by $105,327,000 and the total service and interest cost components from continuing operations by $12,923,000. A one percentage point decrease in the assumed health care cost trend rates would decrease the postretirement benefit obligation by $98,815,000 and the total service and interest cost components from continuing operations by $10,235,000.

    Net periodic benefit cost from continuing operations for 2000, 1999 and 1998 of the Company's defined benefit plans (principally U.S. plans) was as follows:

                                                                 PENSIONS                          OTHER POSTRETIREMENT BENEFITS
COMPONENTS OF NET PERIODIC BENEFIT COST FROM     ----------------------------------------     --------------------------------------
CONTINUING OPERATIONS (In thousands)                  2000           1999           1998           2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                     $  74,656      $  69,056      $  64,590      $  20,460     $  23,001     $  17,489
Interest cost                                      225,248        211,971        213,428         77,666        74,871        64,965
Expected return on plan assets                    (270,131)      (260,323)      (253,034)            --            --            --
Amortization of prior service cost                  10,704         10,734         11,328            330           339           339
Amortization of transition obligation                2,184          1,114          1,143             --            --            --
Recognized net actuarial loss/(gain)                 2,091          2,827          3,005            134         6,852          (103)
Curtailment gain                                        --         (1,502)        (5,740)            --            --            --
                                                 -----------------------------------------------------------------------------------
Net periodic benefit cost from
  continuing operations                          $  44,752      $  33,877      $  34,720      $  98,590     $ 105,063     $  82,690
                                                 ===================================================================================

    Net periodic pension benefit cost from continuing operations was higher in 2000 compared with 1999 due primarily to consolidating a subsidiary in Japan effective January 1, 2000 (see Note 1).

    Net periodic other postretirement benefit cost from continuing operations was higher in 1999 compared with 1998 due primarily to a change in early retirement assumptions.

    As a result of the sale of the Cyanamid Agricultural Products business, the Company realized a curtailment gain related to the pension plans of $25,517,000. This curtailment gain was recorded in Loss on disposal of agricultural products business.


7.  CAPITAL STOCK

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2000 and 1999. Of the authorized preferred shares, there is a series of shares (21,948 and 24,241 outstanding at December 31, 2000 and 1999, respectively) which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

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

    Changes in outstanding common shares during 2000, 1999 and 1998 were as follows:

(In thousands except
shares of preferred stock)                 2000            1999            1998
--------------------------------------------------------------------------------
Balance at January 1                  1,303,916       1,312,399       1,300,755
Issued for stock options                 15,123          10,589          19,811
Purchases of common stock
  for treasury                           (7,414)        (19,226)         (8,284)
Conversions of preferred stock
  (2,293, 1,239 and 3,365
  shares in 2000, 1999 and
  1998, respectively) and
  other exchanges                           149             154             117
                                      -----------------------------------------
Balance at December 31                1,311,774       1,303,916       1,312,399
                                      =========================================

    The Company has a common stock repurchase program under which the Company is authorized to repurchase common shares. At December 31, 2000, the Company was authorized to repurchase 6,492,460 common shares in the future.


8.  STOCK OPTIONS

The Company has two Stock Option Plans and four Stock Incentive Plans. No further grants may be made under the two Stock Option Plans. Under the four Stock Incentive Plans, options to purchase a maximum of 229,000,000 shares may be granted at prices not less than 100% of the fair market value of the Company's common stock on the date the option is granted. At December 31, 2000, 46,242,457 shares were available for future grants under the Stock Incentive Plans.

    The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants may be made to selected officers and employees of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years. The plans also provide for the granting of stock appreciation rights (SAR), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2000, there were no outstanding SARs.

    Each Stock Incentive Plan allows for, among other things, the issuance of up to 8,000,000 shares (32,000,000 shares in the aggregate for all Stock Incentive Plans) as restricted stock awards. Restricted stock awards representing 148,900, 148,850 and 68,400 units were granted in 2000, 1999 and 1998, respectively, under the plans to certain key executives. These units generally are converted to shares of restricted stock based on the achievement of certain performance criteria related to performance years 1998 through 2004.

    Under the 1999 Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares may be granted to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. During each of 2000 and 1999, 21,000 stock options were granted to non-employee directors, and 208,000 shares were available for future grants at December 31, 2000.

    Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered prior to the end of a five-year restricted period. At December 31, 2000, 66,400 shares were available for future grants.

    Stock option information related to the plans was as follows:

                                                                  WEIGHTED                  WEIGHTED                  WEIGHTED
                                                                   AVERAGE                   AVERAGE                   AVERAGE
                                                                  EXERCISE                  EXERCISE                  EXERCISE
STOCK OPTIONS                                             2000       PRICE          1999       PRICE          1998       PRICE
------------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1                            85,244,130    $  39.13    75,790,629    $  30.53    83,306,276    $  24.86
Granted                                             16,496,678       56.51    21,945,755       62.00    15,167,210       50.13
Canceled                                            (3,866,134)      58.32    (1,903,601)      51.83    (2,872,314)      37.03
Exercised (2000 -- $11.80 to $62.31 per share)     (15,123,361)      27.90   (10,588,653)      22.76   (19,810,543)      20.79
                                                   -----------               -----------               -----------

Outstanding at December 31
  (2000 -- $14.52 to $65.19 per share)              82,751,313       43.74    85,244,130       39.13    75,790,629       30.53
                                                   ===========               ===========               ===========

Exercisable at December 31                          51,830,094       35.31    52,789,450       28.27    54,471,524       24.51
                                                   ===========               ===========               ===========

    The following table summarizes information regarding stock options outstanding at December 31, 2000:

                     Options Outstanding                                        Options Exercisable
----------------------------------------------------------------------    -------------------------------
                                  Weighted Average    Weighted Average                   Weighted Average
       Range of         Number           Remaining            Exercise         Number            Exercise
Exercise Prices    Outstanding    Contractual Life               Price    Exercisable               Price
---------------------------------------------------------------------------------------------------------
$14.52 to 19.99     16,211,773           3.3 years              $17.80     16,211,773              $17.80
 20.00 to 29.99      5,305,927           4.9 years               26.38      5,305,927               26.38
 30.00 to 39.99     14,541,345           5.7 years               36.18     14,541,345               36.18
 40.00 to 49.99        764,125           8.0 years               46.00        362,785               46.20
 50.00 to 59.99     27,800,657           8.5 years               53.96      8,671,779               50.59
 60.00 to 65.19     18,127,486           8.4 years               62.32      6,736,485               62.33
                    ----------                                             ----------
                    82,751,313           6.7 years               43.74     51,830,094               35.31
                    ==========                                             ==========

    The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for stock options. If compensation expense for the Company's stock options issued in 2000, 1999 and 1998 had been determined based on the fair value method of accounting, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

(In thousands except
per share amounts)                           2000            1999           1998
--------------------------------------------------------------------------------
Net income (loss)
  less preferred dividends:
    As-reported                       $(2,370,733)    $(1,227,171)    $2,474,284
    Pro forma                          (2,520,657)     (1,312,238)     2,412,431
Basic earnings (loss) per share:
    As-reported                       $     (1.81)    $     (0.94)    $     1.88
    Pro forma                               (1.93)          (1.00)          1.84
Net income (loss):
    As-reported                       $(2,370,687)    $(1,227,121)    $2,474,338
    Pro forma                          (2,520,611)     (1,312,188)     2,412,485
Diluted earnings (loss) per share*:
    As-reported                       $     (1.81)    $     (0.94)    $     1.85
    Pro forma                               (1.93)          (1.00)          1.80


* The total weighted average common shares outstanding for diluted loss per share for 2000 and 1999 did not include common share equivalents, as the effect would have been antidilutive.


    The fair value of issued stock options is estimated on the date of grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions for stock options granted in 2000, 1999 and 1998, respectively: expected volatility (the amount by which the stock price is expected to fluctuate) of 31.2%, 25.0% and 24.2%; expected dividend yield of 1.6%, 2.2% and 2.8%; risk-free interest rate of 6.3%, 5.6% and 5.6%; and expected life of five, four and four years. The weighted average fair value of stock options granted during 2000, 1999 and 1998 was $18.76, $14.36 and $10.03 per option share, respectively.


9.  INCOME TAXES

The provision (benefit) for income taxes from continuing operations consisted of:

(In thousands)
YEARS ENDED DECEMBER 31,                 2000             1999             1998
--------------------------------------------------------------------------------
Current:
  Federal                         $   321,484      $   290,020      $   422,309
  Foreign                             292,798          419,992          463,331
                                  ----------------------------------------------
                                      614,282          710,012          885,640
Deferred:
  Federal                            (836,883)      (1,399,709)          82,275
  Foreign                              22,601          (10,359)         (30,323)
                                  ----------------------------------------------
                                     (814,282)      (1,410,068)          51,952
                                  ----------------------------------------------
                                  $  (200,000)     $  (700,056)     $   937,592
                                  ==============================================

    Net deferred tax assets from continuing operations, inclusive of valuation allowances for certain deferred tax assets from continuing operations, were reflected on the Consolidated Balance Sheets at December 31 as follows:


(In thousands)                                            2000              1999
--------------------------------------------------------------------------------
Net current deferred tax assets                     $2,595,662        $1,013,410
Net noncurrent deferred tax assets                     795,441         1,461,582
                                                    ----------        ----------
Net deferred tax assets                             $3,391,103        $2,474,992
                                                    ==========        ==========


    Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves, which currently are not deductible for tax purposes. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes and timing differences of equity investments.

    The components of the Company's deferred tax assets and liabilities from continuing operations at December 31 were as follows:


(In thousands)                                            2000             1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Diet drug litigation accruals                    $ 2,157,951      $ 1,421,346
  Product litigation and environmental
    liabilities and other operating accruals           708,247          598,431
  Postretirement, pension and other
    employee benefits                                  592,709          509,438
  Net operating loss and other tax
    credit carryforwards                                 4,134          105,639
  Goodwill impairment                                   60,000               --
  Restructuring and reorganization accruals            214,758          177,464
  Inventory reserves                                    94,393           86,752
  Investments and advances                              38,894           39,045
  Other                                                 81,970           68,124
                                                   -----------------------------
Total deferred tax assets                            3,953,056        3,006,239
                                                   -----------------------------
Deferred tax liabilities:
  Depreciation                                        (277,512)        (260,261)
  Pension and other
    employee benefits                                  (54,751)         (49,050)
  Equity investments                                  (102,945)              --
  Other                                                (75,592)         (70,527)
                                                   -----------------------------
Total deferred tax liabilities                        (510,800)        (379,838)
                                                   -----------------------------
Deferred tax asset valuation allowances                (51,153)        (151,409)
                                                   -----------------------------
Net deferred tax assets from
  continuing operations                            $ 3,391,103      $ 2,474,992
                                                   =============================


    Valuation allowances have been established for certain deferred tax assets related to net operating loss carryforwards and portions of other deferred tax assets as the Company determined that it was more likely than not that these benefits will not be realized. During 2000 and 1999, the valuation allowance decreased by $100,256,000 and $97,642,000, respectively. The decrease of the valuation allowance in 2000 related to a reduction in net operating loss carryforwards as a result of the deconsolidation of Immunex (see Note 2). The 1999 valuation allowance decrease was due primarily to the utilization of net operating loss carryforwards.

    The Company has provided for federal income taxes on unremitted earnings from its subsidiaries overseas that are expected to be remitted back to the United States. Federal income taxes for unremitted earnings which are permanently reinvested overseas were not material.

    Reconciliations between the Company's effective tax rate and the U.S. statutory rate from continuing operations, excluding the effect of the termination fee in 2000 (see Note 3), gain on the sale of Immunex common stock in 2000 (see Note 2) and the diet drug litigation charges in 2000 and 1999 (see
Note 10), were as follows:

TAX RATE
YEARS ENDED DECEMBER 31,                  2000            1999            1998
--------------------------------------------------------------------------------
U.S. statutory rate                       35.0%           35.0%           35.0%
Effect of Puerto Rico and
    Ireland manufacturing
    operations                           (11.0)           (9.3)           (5.7)
Research credits                          (2.2)           (1.5)           (1.1)
Goodwill amortization                      1.9             1.8             1.7
Goodwill impairment                        3.0              --              --
Gain on sale of business                    --              --             3.1
Other, net                                (0.8)            0.8            (2.7)
                                         --------------------------------------
Effective tax rate                        25.9%           26.8%           30.3%
                                         ======================================

    Including the effect of the termination fee and the gain on the sale of Immunex common stock in 2000, which had tax provisions of 35.0% and 31.4%, respectively, and the 28.3% tax benefit associated with the 2000 litigation charge, the overall effective tax rate from continuing operations in 2000 was an 18.2% tax benefit. Including the effect of the 1999 litigation charge, which had a 30.8% tax benefit, the overall effective tax rate from continuing operations in 1999 was a 36.7% tax benefit. The difference in the tax benefit related to the 2000 and 1999 litigation charges versus the statutory rate of 35.0% was caused by provisions of $500,000,000 and $200,000,000 in 2000 and 1999,
respectively, for additional federal income taxes, net of tax credits, that will be paid as the Company plans to remit certain overseas earnings, taxed at a lower rate than in the United States, to the United States for diet drug litigation settlement payments.

    Total income tax payments, net of tax refunds, for continuing and discontinued operations in 2000, 1999 and 1998 amounted to $1,038,265,000, $717,174,000 and $897,361,000, respectively.


10. CONTINGENCIES AND LITIGATION CHARGES

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business (see Note 5 for a discussion of environmental matters). It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

    The Company has been named as a defendant in numerous legal actions relating to the diet drugs Redux or Pondimin, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of Redux and/or Pondimin, independently or in combination with the prescription drug phentermine (which the Company did not manufacture, distribute or market), caused certain serious conditions, including valvular heart disease.

    On October 7, 1999, the Company announced a nationwide, class action settlement (or the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. The settlement covers all claims arising out of the use of

Redux or Pondimin, except for claims of primary pulmonary hypertension (PPH), and is open to all Redux or Pondimin users in the United States, regardless of whether they have lawsuits pending. The settlement agreement is subject to judicial approval. Preliminary approval was granted on November 23, 1999. The settlement agreement states that it shall not be construed to be an admission or evidence of any liability or wrongdoing whatsoever by the Company or the truth of any of the claims alleged.

    Of the estimated 5.8 million diet drug users, approximately 260,000 individuals have registered for the settlement to date. A majority of those who registered have elected the settlement's Accelerated Implementation Option, which provides for prompt benefits and resolves the claims of those class members. An amendment to the settlement agreement, dated July 20, 2000, related to the timing of payments by the Company into the proposed settlement funds, administration of the settlement trust and opt out credits available to the Company. On August 28, 2000, Senior District Judge Louis C. Bechtle of the United States District Court for the Eastern District of Pennsylvania approved the settlement, which approval has been appealed to the United States Court of Appeals for the Third Circuit. A decision on that appeal is not expected until later in 2001.

    Payments by the Company related to the settlement are made into settlement Funds A and B (the settlement funds). Fund A is intended to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund B will compensate claimants with significant heart valve disease. Payments to provide settlement benefits, if needed, may continue for approximately 16 years after final judicial approval. Payments to the settlement funds in 2000 and 1999 were $383,000,000 and $75,000,000, respectively. The settlement provides opportunities during three different time periods for claimants to opt out of the settlement. Under certain circumstances, the Company will receive credits for future settlement payments to claimants who opt out of the settlement.

    Approximately 50,000 diet drug users exercised the initial opt out right afforded by the nationwide, class action settlement and, therefore, are not part of the settlement. As of January 2001, the Company had agreed to settle the claims of approximately 80%, or 40,000 of these individuals. The claims of approximately 10,000 opt outs remain unresolved.

    In the 2000 fourth quarter, the Company recorded a $7,500,000,000 ($5,375,000,000 after-tax or $4.11 per share-diluted) litigation charge for the estimated final amount required to resolve all diet drug litigation, including all anticipated payments in connection with the nationwide, class action settlement, payments to the approximately 40,000 opt out claimants with whom the Company has agreed to settle, and all anticipated payments to resolve the claims of the remaining approximately 10,000 opt outs and any PPH claimants, as well as all legal fees and other costs. The Company recorded the initial litigation charge of $4,750,000,000 ($3,287,500,000 after-tax or $2.51 per share-diluted), net of insurance, related to the diet drug matters in the 1999 third quarter. At December 31, 2000, $8,165,574,000 of the total litigation accrual remained; $5,900,000,000 and $2,265,574,000 were included in Accrued expenses and Other noncurrent liabilities, respectively. At December 31, 1999, $4,632,419,000 of the initial litigation accrual remained; $1,400,000,000 and $3,232,419,000 were included in Accrued expenses and Other noncurrent liabilities, respectively. The amount of the reserve is based upon, among other things, the assumption that the settlement will receive final judicial approval. Payments to the nationwide, class action settlement funds, individual settlement payments, legal fees and other items were $3,966,845,000 and $117,581,000 in 2000 and 1999, respectively.

    The Company is a defendant in cases that have been consolidated in federal district court in Illinois as Brand Name Prescription Drugs Antitrust Litigation (MDL 997) relating to claims made by certain retail pharmacies against the Company and other pharmaceutical manufacturers. The Company and other pharmaceutical manufacturers also are defendants in similar litigation brought on behalf of consumers and in some cases on behalf of pharmacies in various state courts. The Company has settled the class action case in MDL 997 and certain other cases but remains as a defendant in other cases. The Company believes it has complied with the antitrust laws and other applicable laws and has settled these cases in order to avoid the costs and risks of litigation. The settlement agreements are not admissions of any violation of law.

    The Company is self-insured against ordinary product liability risks and has liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers.

    In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings will not have a material adverse effect on the Company's financial position but could be material to the results of operations and cash flows in any one accounting period.

    The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases from continuing operations with terms in excess of one year in effect at December 31, 2000 are as follows:

(In thousands)
--------------------------------------------------------------------------------
2001                                                                    $115,161
2002                                                                     111,323
2003                                                                     107,045
2004                                                                     101,347
2005                                                                     100,462
Thereafter                                                                99,294
                                                                        --------
Total rental commitments                                                $634,632
                                                                        ========

    Rental expense from continuing operations for all operating leases was $128,232,000, $135,144,000 and $118,558,000 in 2000, 1999 and 1998,
respectively.

11. COMPANY DATA BY OPERATING AND GEOGRAPHIC SEGMENT

The Company has three reportable segments: Pharmaceuticals, Consumer Health Care, and Corporate and All Other. The Company's Pharmaceuticals and Consumer Health Care reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they manufacture, distribute and sell distinct products and provide services, which require various technologies and marketing strategies. The Company is not dependent on any single customer or major group of customers for its sales (see Note 1).

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

    The Consumer Health Care segment manufactures, distributes and sells over-the-counter health care products whose principal products include analgesics, cough/cold/allergy remedies, nutritional supplements, herbal products, and hemorrhoidal, antacid, asthma and other relief items.

    Corporate is responsible for the treasury, tax and legal operations of the Company's businesses and maintains and incurs certain assets, liabilities, expenses, gains and losses related to the overall management of the Company which are not allocated to the other reportable segments. All Other consists of the Sherwood-Davis & Geck medical devices business, which the Company divested in February 1998.

    The accounting policies of the segments described above are the same as those described in the Summary of Significant Accounting Policies in Note 1. The Company evaluates the performance of the Pharmaceuticals and Consumer Health Care reportable segments based on income from continuing operations before taxes which includes goodwill amortization, gains on the sales of non-corporate assets and certain other items. Corporate and All Other includes special charges, interest expense and interest income, gains on the sales of investments and other corporate assets, including the sale of Immunex common stock, the Warner-Lambert Company termination fee, certain litigation provisions, including the Redux and Pondimin litigation charges, goodwill impairment, the gain on the sale of the Sherwood-Davis & Geck medical devices business and other miscellaneous items.


Company Data by Operating Segment

(In millions)
YEARS ENDED DECEMBER 31,                      2000           1999           1998
--------------------------------------------------------------------------------
NET REVENUE FROM CUSTOMERS
--------------------------------------------------------------------------------
Pharmaceuticals                          $10,797.6      $ 9,505.9      $ 8,901.8
Consumer Health Care                       2,465.2        2,375.3        2,174.7
Corporate and All Other                         --             --          192.1
                                         ---------------------------------------
Consolidated Total                       $13,262.8      $11,881.2      $11,268.6
                                         =======================================


INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE TAXES(1)
--------------------------------------------------------------------------------
Pharmaceuticals                          $ 2,930.0      $ 2,554.6      $ 2,488.3
Consumer Health Care                         616.1          578.6          509.7
Corporate and All Other(2)                (4,647.1)      (5,040.5)          91.9
                                         ---------------------------------------
Consolidated Total                       $(1,101.0)     $(1,907.3)     $ 3,089.9
                                         =======================================


DEPRECIATION AND
AMORTIZATION EXPENSE
--------------------------------------------------------------------------------
Pharmaceuticals                          $   458.8      $   465.6      $   443.8
Consumer Health Care                          61.0           57.3           52.3
Corporate and All Other                       15.2           18.3           15.5
                                         ---------------------------------------
Consolidated Total                       $   535.0      $   541.2      $   511.6
                                         =======================================


TOTAL ASSETS
--------------------------------------------------------------------------------
Pharmaceuticals                          $12,388.6      $11,101.4      $11,158.2
Consumer Health Care                       1,697.2        1,864.4        1,809.6
Net assets -- discontinued
  business held for sale                        --        4,192.3        4,078.7
Corporate and All Other                    7,006.7        5,965.7        3,177.7
                                         ---------------------------------------
Consolidated Total                       $21,092.5      $23,123.8      $20,224.2
                                         =======================================


EXPENDITURES FOR
LONG-LIVED ASSETS
--------------------------------------------------------------------------------
Pharmaceuticals                          $ 1,720.1      $ 1,038.9      $   571.3
Consumer Health Care(3)                       38.4           66.8          100.3
Corporate and All Other                       55.0           31.4           20.5
                                         ---------------------------------------
Consolidated Total                       $ 1,813.5      $ 1,137.1      $   692.1
                                         =======================================

COMPANY DATA BY GEOGRAPHIC SEGMENT

(In millions)
YEARS ENDED DECEMBER 31,                      2000           1999           1998
NET REVENUE FROM CUSTOMERS(4)
--------------------------------------------------------------------------------
United States                            $ 8,007.6      $ 7,229.0      $ 6,791.1
United Kingdom                               898.1          745.1          623.1
Other International                        4,357.1        3,907.1        3,854.4
                                         ---------------------------------------
Consolidated Total                       $13,262.8      $11,881.2      $11,268.6
                                         =======================================


LONG-LIVED ASSETS
AT DECEMBER 31(4),
--------------------------------------------------------------------------------
United States                            $ 6,228.8      $ 6,379.7      $ 6,083.6
International                              3,074.8        2,824.8        2,889.6
                                         ---------------------------------------
Consolidated Total                       $ 9,303.6      $ 9,204.5      $ 8,973.2
                                         =======================================

(1) Income (loss) from continuing operations before taxes included goodwill amortization for 2000, 1999 and 1998 as follows: Pharmaceuticals -- $147.8, $154.3 and $158.2, and Consumer Health Care -- $31.8, $32.7 and $22.6,
    respectively, and Corporate and All Other -- $0.9 in 1998.

(2) 2000 and 1999 Corporate and All Other included litigation charges of $7,500.0 and $4,750.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drug products Redux or Pondimin. The charges provide for all anticipated payments in connection with the nationwide, class action settlement, payments to the approximately 40,000 opt out claimants with whom the Company has agreed to settle, and all anticipated payments to resolve the claims of the remaining approximately 10,000 opt outs and any PPH claimants, as well as all legal fees and other costs, net of insurance (see Note 10). The charges related to the Pharmaceuticals operating segment.

    2000 Corporate and All Other included:

        - Income of $1,709.4 resulting from the receipt of a $1,800.0 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses (see Note 3).

        - Income of $2,061.2 relating to the Company selling a portion of its investment in Immunex common stock in a joint public equity offering with Immunex (see Note 2). The transaction related to the Pharmaceuticals operating segment.

        - Goodwill impairment of $401.0 related to the goodwill associated with generic pharmaceuticals and the Solgar consumer health care product line. The charge related to the operating segments as follows: Pharmaceuticals -- $231.0 and Consumer Health Care -- $170.0 (see Note 3).

        - A special charge of $80.0 related to the voluntary ceasing of production and subsequent market withdrawal of products containing PPA (see Note 3). The charge related to the Consumer Health Care operating segment.

        - A special charge of $267.0 related to costs associated with certain product discontinuations (see Note 3). The charge related to the Pharmaceuticals operating segment.

    1999 Corporate and All Other included a special charge of $82.0 related to the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine (see Note 3). The charge related to the Pharmaceuticals operating segment.

    1998 Corporate and All Other included a special charge for restructuring and related asset impairments of $321.2 (see Note 3). The charge related to the operating segments as follows: Pharmaceuticals -- $294.9 and Consumer Health Care -- $26.3.

    1998 Corporate and All Other included the gain on the sale of the Sherwood-Davis & Geck medical devices business of $592.1 (see Note 2).

(3) 1998 expenditures for long-lived assets for Consumer Health Care excluded $408.6 of expenditures for goodwill and long-lived assets acquired in purchase business combinations.

(4) Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue greater than 5% of the respective consolidated total. Other than the United States, no country in which the Company operates had long-lived assets greater than 5% of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer. Long-lived assets consist of property, plant and equipment, goodwill and other intangibles, and other assets, excluding deferred taxes, net investments in equity companies and other investments.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of American Home Products
Corporation:

   We have audited the accompanying consolidated balance sheets of American Home Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Home Products Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
New York, New York
January 25, 2001


MANAGEMENT REPORT ON FINANCIAL STATEMENTS


Management has prepared and is responsible for the Company's Consolidated Financial Statements and related notes. They have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. All financial information in this Annual Report is consistent with the financial statements.

    The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function, which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

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

John R. Stafford      Robert Essner         Kenneth J. Martin
Chairman and          President and         Senior Vice President
Chief Executive       Chief Operating       and Chief Financial
Officer               Officer               Officer

QUARTERLY FINANCIAL DATA(6)

                                                       FIRST QUARTER  SECOND QUARTER   THIRD QUARTER  FOURTH QUARTER
(In thousands except per share amounts)                         2000            2000            2000            2000
--------------------------------------------------------------------------------------------------------------------
Net revenue(1)                                            $3,206,871      $3,040,657     $ 3,509,414     $ 3,505,812
Gross profit(1)                                            2,424,879       2,269,615       2,664,155       2,634,687
Income (loss) from continuing operations(2)(3)             1,746,009         412,734         762,100      (3,821,883)
Diluted earnings (loss) per share from
  continuing operations(2)(3)(5)                                1.32            0.31            0.58           (2.91)
Net income (loss)(2)(3)                                      276,362         412,734         762,100      (3,821,883)

                                                       FIRST QUARTER  SECOND QUARTER   THIRD QUARTER  FOURTH QUARTER
(In thousands except per share amounts)                         1999            1999            1999            1999
--------------------------------------------------------------------------------------------------------------------
Net revenue                                               $2,858,049      $2,743,164     $ 3,191,040     $ 3,088,943
Gross profit                                               2,157,743       2,007,105       2,384,162       2,309,630
Income (loss) from continuing operations(3)(4)               538,140         294,334      (2,642,435)        602,718
Diluted earnings (loss) per share from
  continuing operations(3)(4)(5)                                0.40            0.22           (2.02)           0.46
Net income (loss)(3)(4)                                      654,918         398,673      (2,873,944)        593,232

(1) First, Second and Third Quarters 2000 were restated to reflect the accounting for Immunex on an equity basis, assuming Immunex was an equity investment as of January 1, 2000. Excluding alliance revenue in 2000, gross profit from product sales was $2,388,949, $2,227,358, $2,615,179 and $2,573,543 for the First, Second, Third and Fourth Quarters, respectively.

(2) First Quarter 2000 included income of $1,111,097 after-tax and $0.84 per share-diluted resulting from the receipt of a $1,800,000 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses.

(3) Fourth Quarter 2000 and Third Quarter 1999 included litigation charges of $5,375,000 and $3,287,500 after-tax and $4.10 and $2.51 per share-diluted, respectively, in connection with litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin.

         Fourth Quarter 2000 included:

         - Income of $1,414,859 after-tax and $1.08 per share-diluted related to the Company selling a portion of its investment in Immunex common stock in a joint public equity offering with Immunex.

         - Goodwill impairment of $341,000 after-tax and $0.26 per share-diluted related to the goodwill associated with generic pharmaceuticals and the Solgar consumer health care product line.

         - A special charge of $52,000 after-tax and $0.04 per share-diluted related to the voluntary ceasing of production and subsequent voluntary market withdrawal of products containing PPA.

         - A special charge of $173,000 after-tax and $0.13 per share-diluted related to costs associated with certain product discontinuations.

(4) Second Quarter 1999 included a special charge of $53,000 after-tax and $0.04 per share-diluted related to the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine.

(5) The weighted average common shares outstanding for diluted loss per share for the Fourth Quarter 2000 and Third Quarter 1999 did not include common share equivalents, as the effect would have been antidilutive. In addition, the sum of the 2000 and 1999 diluted earnings (loss) per share from continuing operations for each quarter did not equal the full year 2000 and 1999 diluted loss per share from continuing operations, respectively, for the same reason.

(6) In the 2000 First Quarter, the Company reflected the Cyanamid Agricultural Products business, which was sold on June 30, 2000, as a discontinued operation, and recorded a loss on disposal of such business of $1,572,993, net of tax charges of $855,248. All prior periods presented were restated.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

                               2000 RANGE OF PRICES*                     1999 RANGE OF PRICES*
                         ----------------------------------         ------------------------------
                                                  DIVIDENDS                              DIVIDENDS
                          HIGH          LOW       PER SHARE          HIGH       LOW      PER SHARE
--------------------------------------------------------------------------------------------------
First quarter            $56.25       $39.38       $0.23            $68.19     $51.19     $0.225
Second quarter            61.63        50.94        0.23             70.25      51.00      0.225
Third quarter             60.13        50.38        0.23             58.44      38.50      0.225
Fourth quarter            65.25        53.50        0.23             58.00      36.50      0.230

*        Prices are those of the New York Stock Exchange -- Composite
         Transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following commentary should be read in conjunction with the "Consolidated Financial Statements and Notes to Consolidated Financial Statements" on pages 32 to 49.

RESULTS OF OPERATIONS

Management's discussion and analysis of results of operations for 2000 and 1999 are presented on an as-reported basis, except for Net revenue variation explanations for 2000, which are presented on an as-reported and pro forma basis. Effective January 1, 2000, the financial results of certain pharmaceutical subsidiaries in Japan and India, which previously were included on an equity basis, were consolidated in the financial results of the Company. The financial results of Immunex, which previously were consolidated in the financial results of the Company, were deconsolidated and included on an equity basis, retroactive to January 1, 2000, within the pharmaceuticals segment. Accordingly, alliance revenue was recorded in 2000 for co-promotion agreements between the Company and Immunex. The 2000 pro forma net revenue percentage changes reflect the respective consolidation and deconsolidation of these subsidiaries and include alliance revenue from Immunex, assuming all transactions occurred as of January 1, 1999. Neither the consolidation nor the deconsolidation of these subsidiaries had any effect on income from continuing operations in 2000.

   Worldwide net revenue increased 12% to $13.3 billion for 2000 on an as-reported basis. After adjusting for the consolidation and deconsolidation of the subsidiaries identified above, and including alliance revenue from Immunex, pro forma worldwide net revenue increased 13% due primarily to higher worldwide sales of pharmaceuticals.

   Worldwide net revenue increased 7% to $11.9 billion for 1999 after adjusting for the sale of the Sherwood-Davis & Geck medical devices business, which was sold effective February 27, 1998. The increase in 1999 was due primarily to higher worldwide sales of pharmaceuticals and U.S. sales of consumer health care products. Including net revenue of the Sherwood-Davis & Geck medical devices business prior to its sale, worldwide net revenue increased 5% for 1999.

   The following table sets forth 2000, 1999 and 1998 worldwide net revenue results by operating segment together with the percentage changes in "As-Reported" and "Pro Forma" (where applicable) worldwide net revenue from prior years:

                                                                                               2000 VS. 1999         1999 VS. 1998
                                                                                       --------------------------    --------------
                                         YEARS ENDED DECEMBER 31,                                                      AS-REPORTED
(Dollar amounts in millions)        ----------------------------------                 AS-REPORTED      PRO FORMA      % INCREASE
NET REVENUE                            2000        1999         1998                   % INCREASE      % INCREASE      (DECREASE)
-----------------------------------------------------------------------------------------------------------------------------------
Operating Segment:
   Pharmaceuticals                  $10,797.6   $ 9,505.9    $ 8,901.8                       14%          15%                 7%
   Consumer Health Care               2,465.2     2,375.3      2,174.7                        4%           4%                 9%
                                    ----------------------------------                  -------------------------------------------
                                     13,262.8    11,881.2     11,076.5                       12%          13%                 7%
   Corporate and All Other*             --          --           192.1                       --           --              (100)%
                                    ----------------------------------                  -------------------------------------------
   Consolidated Net Revenue         $13,262.8   $11,881.2    $11,268.6                       12%          13%                 5%
                                    ==================================                  ===========================================

* Corporate and All Other, as-reported, for 1998 included the net revenue of the Company's divested medical devices business discussed above.

    Worldwide pharmaceutical net revenue increased 14% on an as-reported basis and 15% (primarily human pharmaceuticals) on a pro forma basis for 2000. Excluding the negative impact of foreign exchange, pro forma worldwide pharmaceutical net revenue increased 19% for 2000. Pro forma U.S. pharmaceutical net revenue increased 22% for 2000 due primarily to higher sales of Prevnar (introduced in the 2000 first quarter), Effexor XR (as a result of higher volume and market share of new prescriptions, and expanded indications), Protonix (introduced in the 2000 second quarter), Premarin products, animal health products and alliance revenue offset, in part, by lower sales of Lodine (due to generic competition) and factor VIII.

   Pro forma international pharmaceutical net revenue increased 7% for 2000 due primarily to higher sales of Meningitec (introduced in the United Kingdom in the 1999 fourth quarter), Effexor XR (as a result of higher volume and market share of new prescriptions, and expanded indications) and ReFacto (introduced in the 1999 second quarter).

   Worldwide pharmaceutical net revenue increased 7% (9% for human pharmaceuticals) for 1999. Excluding the negative impact of foreign exchange, worldwide pharmaceutical net revenue increased 8% for 1999. U.S. pharmaceutical net revenue increased 7% for 1999 due primarily to higher sales of Enbrel (introduced in 1998), Effexor XR (due to increased selling efforts and expanded indications), Premarin products and Zosyn, which were offset, in part, by lower sales of animal health products, Naprelan and Verelan (divested in 1998), oral contraceptives and Cordarone (due to generic competition). Lower sales of animal health products were due primarily to customers reducing consumption of livestock-related animal health products, in part, as a result of continuing commodity price declines in the livestock markets.

    International pharmaceutical net revenue increased 6% for 1999 due primarily to higher sales of Effexor XR (due to increased selling efforts and expanded indications), Meningitec (introduced in the United Kingdom in the 1999 fourth quarter), ReFacto (introduced in the 1999 second quarter), Tazocin, HibTITER and Zoton.

   Worldwide consumer health care net revenue increased 4% on an as-reported and pro forma basis for 2000. Excluding the negative impact of foreign exchange, worldwide consumer health care net revenue increased 6% for 2000. U.S. consumer health care net revenue increased 4% for 2000 due primarily to higher sales of Centrum products (including Centrum Performance, which was launched in the United States in the 1999 fourth quarter), cough/cold/allergy products, Chap Stick and Flexagen (introduced in the United States in the 2000 second quarter).

   International consumer health care net revenue increased 3% for 2000 due primarily to higher sales of Centrum products and Caltrate offset, in part, by lower sales of Anacin.

   Worldwide consumer health care net revenue increased 9% for 1999. Excluding the negative impact of foreign exchange, worldwide consumer health care net revenue increased 11% for 1999. U.S. consumer health care net revenue increased 10% for 1999 due primarily to higher sales of Solgar products (acquired in 1998), Centrum products, cough/cold/allergy products, Chap Stick and Caltrate. Solgar products contributed 3% to the U.S. sales increase for 1999.

    International consumer health care net revenue increased 7% for 1999 due primarily to higher sales of Centrum products, Caltrate, Solgar products (acquired in 1998) and Advil. Solgar products contributed 3% to the international sales increase for 1999.

    The following table sets forth the percentage changes in pro forma worldwide net revenue by operating and geographic segment compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

                                            % INCREASE (DECREASE)                             % INCREASE (DECREASE)
                                       YEAR ENDED DECEMBER 31, 2000(1)                   YEAR ENDED DECEMBER 31, 1999(2)
                                  -------------------------------------------          --------------------------------------------
                                                          FOREIGN         TOTAL                               FOREIGN        TOTAL
                                  VOLUME        PRICE     EXCHANGE   NET REVENUE       VOLUME        PRICE    EXCHANGE  NET REVENUE
-----------------------------------------------------------------------------------------------------------------------------------
PHARMACEUTICALS
United States                       15%           7%         --           22%           4%           3%        --             7%
International                       14%         --            (7)%         7%           7%           3%         (4)%          6%
                                    --------------------------------------------------------------------------------------------
Total                               15%           4%          (4)%        15%           5%           3%         (1)%          7%
                                    ============================================================================================

CONSUMER HEALTH CARE(3)
United States                        3%           1%         --            4%           9%           1%        --            10%
International                        5%           3%          (5)%         3%           8%           5%         (6)%          7%
                                     -------------------------------------------------------------------------------------------
Total                                4%           2%          (2)%         4%           9%           2%         (2)%          9%
                                    ============================================================================================

TOTAL
United States                       12%           6%         --           18%           5%           3%        --             8%
International                       13%           1%          (7)%         7%           7%           3%         (4)%          6%
                                    --------------------------------------------------------------------------------------------
Total                               13%           3%          (3)%        13%           6%           3%         (2)%          7%
                                    ============================================================================================


(1) Effective January 1, 2000, the financial results of certain subsidiaries in Japan and India, which previously were included on an equity basis, were consolidated in the results of the Company. Also effective January 1, 2000, the financial results of Immunex, which previously were consolidated in the results of the Company, were deconsolidated and included on an equity basis. Accordingly, alliance revenue was recorded in 2000 for co-promotion agreements between the Company and Immunex. The 2000 pro forma net revenue percentage changes reflect the respective consolidation and deconsolidation of these subsidiaries and include alliance revenue from Immunex, assuming all transactions occurred as of January 1, 1999. Neither the consolidation nor the deconsolidation of these subsidiaries, nor the inclusion of alliance revenue from Immunex, had any effect on income from continuing operations in 2000.

(2) Net revenue results are presented after adjusting for the sale of the Sherwood-Davis & Geck medical devices business (effective February 27,
         1998).

(3) Solgar products contributed 3% to the U.S., international and total net revenue volume increases for 1999.

    Cost of goods sold, as a percentage of Net revenue, decreased slightly to 24.7% for 2000 compared with 25.4% for 1999. Excluding alliance revenue, cost of goods sold, as a percentage of sales, for 2000 was 25.0%, a 0.4% decrease from 1999. A favorable mix of higher margin products in the pharmaceuticals segment was offset, in part, by an increase in royalty expenses and costs associated with improving the production and supply chain processes at certain international sites. Cost of goods sold, as a percentage of Net revenue, increased slightly to 25.4% for 1999 compared with 25.2% for 1998 due primarily to an unfavorable product mix in both operating segments.

   Selling, general and administrative expenses, as a percentage of Net revenue, increased to 37.9% for 2000 compared with 36.9% for 1999. Higher selling, general and administrative expenses were due primarily to increased selling and marketing expenses supporting higher field sales headcount and salaries, promotional efforts for recent product launches and rapid growth products, and direct-to-consumer programs. The increase in the ratio of these expenses, as a percentage of Net revenue, was offset, in part, by deconsolidating Immunex in 2000 as these expenses carried a higher expense ratio, and consolidating Japan and India in 2000 as their expense ratio was lower than the Company overall.

   Selling, general and administrative expenses, as a percentage of Net revenue, decreased to 36.9% for 1999 compared with 37.4% for 1998. The expense ratio decreased as a result of the divestiture of the Sherwood-Davis & Geck medical devices business, as this business was more cost intensive. The decrease was offset, in part, by higher selling expenses related to certain pharmaceutical and consumer health care product launches in late 1998 and in 1999, pre-launch marketing costs for certain pharmaceutical products launched in 2000 and increased headcount to support new product initiatives.

   Research and development expenses increased 6% for 2000 due primarily to certain advancements and ongoing clinical trials of pharmaceuticals in several therapeutic categories, as well as additional payments for existing licensing agreements offset, in part, by lower costs as a result of deconsolidating Immunex in 2000. Research and development expenses increased 8% for 1999 due primarily to higher pharmaceutical research and development expenditures as a result of advanced clinical trials, discovery initiatives and license payments. Pharmaceutical research and development expenditures accounted for 96%, 95% and 94% of total research and development expenditures in 2000, 1999 and 1998, respectively. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical net revenue, exclusive of infant nutritional sales and alliance revenue, were 16%, 17% and 17% in 2000, 1999 and 1998, respectively.

   Interest expense, net decreased 73% for 2000 due primarily to an increase in interest income as a result of higher cash and cash equivalents, as well as lower debt resulting from the payoff of the $1,000.0 million of 7.70% notes on February 15, 2000. In addition, on June 30, 2000, the Company used a portion of the proceeds from the sale of the Cyanamid Agricultural Products business to pay down a substantial portion of the outstanding commercial paper borrowings.

   Interest expense, net increased 3% for 1999 due primarily to increased borrowings of commercial paper to finance purchases of common stock for treasury as part of the Company's common stock repurchase program offset, in part, by higher interest income and a reduction in long-term debt from the proceeds of the divestiture of the Sherwood-Davis & Geck medical devices business during the 1998 first quarter. Weighted average debt outstanding during 2000 and 1999 was $3,853.0 million and $4,889.0 million, respectively.

   Other income, net decreased 37% for 2000 due primarily to payments for various pharmaceutical collaborations, costs associated with a consent decree (described below), lower gains on the sales of non-strategic assets and costs related to a product discontinuation offset, in part, by insurance recoveries of environmental costs, higher equity income (due to the deconsolidation of Immunex) and lower Year 2000 conversion costs. In conjunction with the consent decree identified above, the Company recorded a pre-tax charge of $56.1 million which included payments to the U.S. government and charges associated with actions required by the FDA based on an inspection of the Marietta, Pennsylvania, and Pearl River, New York, facilities. Pursuant to the consent decree, the Company will have a comprehensive inspection performed by expert consultants to determine compliance with current Good Manufacturing Practices.

   Other income, net decreased 11% for 1999 due primarily to lower gains on the sales of non-strategic assets, including certain non-core product rights offset, in part, by lower non-recurring charges and lower unfavorable foreign exchange results.

2000, 1999 and 1998 Unusual Transactions
----------------------------------------
During the 2000 first quarter, the Company and Warner-Lambert Company terminated their merger agreement. The Company recorded income of $1,709.4 million ($1,111.1 million after-tax or $0.85 per share-diluted) in income from continuing operations resulting from the receipt of a $1,800.0 million termination fee provided for under the merger agreement offset, in part, by certain related expenses (see Note 3 to the Consolidated Financial Statements).

    In November 2000, Immunex and the Company completed a joint public equity offering allowing the Company to sell 60.5 million shares of Immunex common stock. Proceeds to the Company were $2,404.9 million resulting in a gain on the sale of $2,061.2 million ($1,414.9 million after-tax or $1.08 per share-diluted). The Company used the net proceeds from the sale of its Immunex common stock to reduce outstanding commercial paper and for other general corporate purposes (see Note 2 to the Consolidated Financial Statements).

    In November 2000, in accordance with an FDA request, the Company immediately ceased global production and shipments of any products containing PPA and voluntarily withdrew any such products from customer warehouses and retail store shelves. As a result, the Company recorded a special charge of $80.0 million ($52.0 million after-tax or $0.04 per share-diluted) to provide primarily for product returns and the write-off of inventory (see Note 3 to the Consolidated Financial Statements).

    During the 2000 fourth quarter, the Company recorded a special charge of $267.0 million ($173.0 million after-tax or $0.13 per share-diluted) related to the discontinuation of certain products. The special charge provided for fixed asset impairments, inventory write-offs, severance obligations, idle plant costs and contract termination costs (see Note 3 to the Consolidated Financial Statements).

    At December 31, 2000, the Company performed goodwill and other intangible reviews and noted that projected profitability and future cash flows associated with generic pharmaceuticals and the Solgar consumer health care product line would not be sufficient to recover the remaining goodwill related to these product lines. As a result, the Company recorded a charge of $401.0 million ($341.0
million after-tax or $0.26 per share-diluted) to write down the carrying value of goodwill related to these product lines, to fair value, representing discounted future cash flows (see Note 3 to the Consolidated Financial Statements).

    During the 2000 fourth quarter, the Company recorded a charge of $7,500.0 million ($5,375.0 million after-tax or $4.11 per share-diluted) relating to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin (see Note 10 to the Consolidated Financial Statements). An initial litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share-diluted) was recorded in the 1999 third quarter. The combination of these two charges represents the estimated total amount required to settle all diet drug litigation, including all anticipated payments in connection with the nationwide, class action settlement, payments to the approximately 40,000 opt out claimants with whom the Company has agreed to settle, and all anticipated payments to resolve the claims of the remaining approximately 10,000 opt outs and any PPH claimants, as well as all legal fees and other costs, net of insurance (see Note 10 to the Consolidated Financial Statements and the "Liquidity, Financial Condition and Capital Resources" section for further discussion relating to the Company's additional financing requirements for the future settlement payments).

   During the 1999 second quarter, the Company recorded a special charge aggregating $82.0 million ($53.0 million after-tax or $0.04 per share-diluted) for estimated costs associated with the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine (see
Note 3 to the Consolidated Financial Statements).

   In December 1998, the Company recorded a special charge for restructuring and related asset impairments of $321.2 million ($224.8 million after-tax or $0.17 per share-diluted) to recognize the costs of the reorganization of the pharmaceutical and nutritional supply chains (primarily in the Asian-Pacific and Latin American regions), the reorganization of the U.S. pharmaceutical and consumer health care distribution systems, and a reduction in personnel from the globalization of certain business units (see Note 3 to the Consolidated Financial Statements).

   In February 1998, the Company sold the Sherwood-Davis & Geck medical devices business (see Note 2 to the Consolidated Financial Statements) for approximately $1,770.0 million, resulting in a pre-tax gain of $592.1 million ($330.8 million after-tax or $0.25 per share-diluted).

Income (Loss) from Continuing Operations before Taxes
-----------------------------------------------------
The following table sets forth worldwide income (loss) from continuing operations before taxes by operating segment together with the percentage changes from the comparable periods in the prior year on an as-reported basis:


                                                                                                  2000 VS. 1999     1999 VS. 1998
                                                                   YEARS ENDED DECEMBER 31,      --------------     -------------
(Dollar amounts in millions)                              -----------------------------------     % INCREASE
INCOME (LOSS)FROM CONTINUING OPERATIONS BEFORE TAXES(1)       2000        1999         1998        (DECREASE)      % INCREASE
---------------------------------------------------------------------------------------------------------------------------------
Operating Segment:
   Pharmaceuticals                                        $  2,930.0   $ 2,554.6     $2,488.3            15%              3%
   Consumer Health Care                                        616.1       578.6        509.7             6%             14%
                                                          -----------------------------------         ---------------------------

                                                             3,546.1     3,133.2      2,998.0            13%              5%
   Corporate and All Other(2)                               (4,647.1)   (5,040.5)        91.9            (8)%            --
                                                          -----------------------------------         ---------------------------

   Total(3)                                               $ (1,101.0)  $(1,907.3)    $3,089.9           (42)%            --
                                                          ===================================         ===========================

(1) Income (loss) from continuing operations before taxes included goodwill amortization for 2000, 1999 and 1998 as follows: Pharmaceuticals -- $147.8, $154.3 and $158.2, and Consumer Health Care -- $31.8, $32.7 and
         $22.6, respectively, and Corporate and All Other -- $0.9 in 1998.

(2) 2000 and 1999 Corporate and All Other included litigation charges of $7,500.0 and $4,750.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. The charges provide for all anticipated payments in connection with the nationwide, class action settlement, payments to the approximately 40,000 opt out claimants with whom the Company has agreed to settle, and all anticipated payments to resolve the claims of the remaining approximately 10,000 opt outs and any PPH claimants, as well as all legal fees and other costs, net of insurance.

         2000 Corporate and All Other included:

         - Income of $1,709.4 resulting from the receipt of a $1,800.0 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses.

         - Income of $2,061.2 related to the Company selling a portion of its investment in Immunex common stock in a joint public equity offering with Immunex.

         - Goodwill impairment of $401.0 related to the goodwill associated with generic pharmaceuticals and the Solgar consumer health care product line.

         - A special charge of $80.0 related to the voluntary ceasing of production and subsequent market withdrawal of products containing PPA.

         - A special charge of $267.0 related to costs associated with certain product discontinuations.

         1999 Corporate and All Other included a special charge of $82.0 related to the suspension of shipments and the voluntary market withdrawal of RotaShield, the Company's rotavirus vaccine.

         1998 Corporate and All Other included a special charge for restructuring and related asset impairments of $321.2.

         1998 Corporate and All Other included the gain on the sale of the Sherwood-Davis & Geck medical devices business of $592.1.

         Excluding the 2000 termination fee, 2000 and 1999 litigation charges, 2000 gain on the sale of Immunex common stock, 2000 goodwill impairment, 2000, 1999 and 1998 special charges, and 1998 gain on the sale of the Sherwood-Davis & Geck medical devices business from 2000, 1999 and 1998 results, Corporate and All Other expenses, net decreased 19% for 2000 and increased 16% for 1999.

(3) Excluding the 2000 termination fee, 2000 and 1999 litigation charges, 2000 gain on the sale of Immunex common stock, 2000 goodwill impairment, 2000, 1999 and 1998 special charges, and 1998 gain on the sale of the Sherwood-Davis & Geck medical devices business from 2000, 1999 and 1998 results, total income from continuing operations before taxes increased 15% for 2000 and 4% for 1999.

   The following explanations of changes in income (loss) from continuing operations before taxes, by operating segment, for 2000 compared with 1999, and 1999 compared with 1998, exclude items listed in footnote (2) to the table above:

   Worldwide pharmaceutical income from continuing operations before taxes increased 15% (11% for human pharmaceuticals) for 2000 due primarily to higher worldwide net revenue (including alliance revenue) offset, in part, by higher selling, general and administrative expenses, research and development expenses, and other expenses (primarily collaboration payments and costs for a consent decree). Higher selling, general and administrative expenses were due primarily to increased media and promotional expenses to support product launches and existing product lines through increased headcount.

   Worldwide pharmaceutical income from continuing operations before taxes increased 3% (9% for human pharmaceuticals) for 1999 due primarily to higher worldwide sales offset, in part, by higher selling, general and administrative expenses, higher research and development expenses, lower gains on the sales of non-strategic assets and an unfavorable product mix. Higher selling, general and administrative expenses for worldwide pharmaceuticals for 1999 were the result of higher selling expenses related to certain product launches in late 1998 and in 1999, pre-launch marketing costs for certain products expected to be launched in 2000 and increased headcount to support new product initiatives.

   Worldwide consumer health care income from continuing operations before taxes increased 6% for 2000 due primarily to higher worldwide sales. Worldwide consumer health care income from continuing operations before taxes increased 14% for 1999 due primarily to higher worldwide sales, which were offset, in part, by higher selling, general and administrative expenses.

   Corporate and All Other expenses, net decreased 19% for 2000 due primarily to lower interest expense, net and increased current year insurance recoveries related to environmental costs offset, in part, by lower gains on sales of non-strategic assets, higher general and administrative expenses, and costs related to a product discontinuation.

   Corporate and All Other expenses, net increased 16% for 1999 due primarily to higher general and administrative expenses, the loss of the Sherwood-Davis & Geck medical devices business operating profit and lower gains on sales of non-strategic assets, which were offset, in part, by lower one-time charges.

   The effective tax rate for 2000, excluding the effect of the 2000 termination fee, 2000 gain on the sale of Immunex common stock, and the 2000 and 1999 litigation charges, was 25.9% which is comparable to the 26.8% effective tax rate for 1999.

   The effective tax rate, excluding the effect of the 1999 litigation charge, for 1999 was 26.8% compared with 30.3% for 1998. The effective tax rate decreased in 1999 due primarily to an increased benefit from products manufactured in lower taxed jurisdictions and basis differences for tax and financial reporting purposes, primarily goodwill, on the sale of the Sherwood-Davis & Geck medical devices business and sales of certain other non-core assets in 1998.

Income (Loss) and Diluted Earnings (Loss) per Share from
--------------------------------------------------------
Continuing Operations
---------------------
Loss and diluted loss per share from continuing operations in 2000 were $901.0 million and $0.69, respectively, compared with $1,207.2 million and $0.92 in 1999, respectively. Income and diluted earnings per share from continuing operations in 1998 were $2,152.3 million and $1.61, respectively. The income
(loss) from continuing operations for 2000, 1999 and 1998 included the following unusual items:

                                                                 INCOME (LOSS)                       DILUTED EARNINGS (LOSS) PER
(In millions except per share amounts)                    FROM CONTINUING OPERATIONS              SHARE FROM CONTINUING OPERATIONS
                                                     ---------------------------------------      --------------------------------
YEARS ENDED DECEMBER 31,                                    2000         1999         1998           2000       1999      1998
----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
   unusual items and including the dilutive
   effect of common share equivalents (CSE)               $ 2,514.0    $ 2,133.3    $ 2,046.3     $    1.90 $    1.61 $    1.53
Dilutive effect of CSE *                                         --           --           --          0.02      0.02        --
                                                          ---------    ---------    ---------     --------- --------- ---------
                                                          $ 2,514.0    $ 2,133.3    $ 2,046.3     $    1.92 $    1.63 $    1.53
Warner-Lambert Company termination fee                      1,111.1           --           --          0.85        --        --
Gain on sale of Immunex common stock                        1,414.9           --           --          1.08        --        --
Gain on sale of Sherwood-Davis & Geck medical
  devices business                                               --           --        330.8            --        --      0.25
Redux and Pondimin diet drug litigation charges            (5,375.0)    (3,287.5)          --         (4.11)    (2.51)       --
Goodwill impairment                                          (341.0)          --           --         (0.26)       --        --
Special charges:
   Voluntary market withdrawals                               (52.0)       (53.0)          --         (0.04)    (0.04)       --
   Product discontinuations                                  (173.0)          --           --         (0.13)       --        --
   Restructuring charge                                          --           --       (224.8)           --        --     (0.17)
                                                          ---------    ---------    ---------     --------- --------- ---------

Income (loss) from continuing operations                  $  (901.0)   $(1,207.2)   $ 2,152.3     $   (0.69) $ (0.92) $    1.61
                                                          ---------    ---------    ---------     --------- --------- ---------
                                                          ---------    ---------    ---------     --------- --------- ---------

* The $0.02 per share benefit represents the impact on income from continuing operations of excluding the dilutive effect of CSE.

   For further details related to the items listed in the table above, refer to the discussion of "2000, 1999 and 1998 Unusual Transactions," herein.

   Excluding all unusual items listed in the table above and including the $0.02 per share dilutive effect of common share equivalents in 2000 and 1999 results, both income and diluted earnings per share from continuing operations in 2000 increased 18% compared with 1999. The increases were due primarily to additional worldwide sales of pharmaceuticals and lower interest expense offset, in part, by higher selling, general and administrative expenses and research and development expenses.

   Excluding all unusual items listed in the table above in 1999 and 1998 and including the $0.02 per share dilutive effect of common share equivalents in 1999 results, income and diluted earnings per share from continuing operations for 1999 increased 4% and 5%, respectively, compared with 1998. The increases were due primarily to increased sales of pharmaceuticals and consumer health care products offset, in part, by higher pharmaceutical research and development expenses and the loss of the Sherwood-Davis & Geck medical devices business operating profit.

   Discontinued operations: On June 30, 2000, the Company announced that it had completed the sale of the Cyanamid Agricultural Products business to BASF. Under the terms of the definitive agreement, BASF paid the Company $3,800.0 million in cash and assumed certain debt. As a result, the Company recorded an after-tax loss on the sale of this business of $1,573.0 million or $1.20 per share-diluted and reflected this business as a discontinued operation beginning in the 2000 first quarter and restated all prior periods presented (see Note 2 to the Consolidated Financial Statements).

EURO CURRENCY

As of January 1, 2001, 12 of the 15 member countries of the European Union adopted the Euro as a new common legal currency. However, the legacy currencies of the member countries are scheduled to remain legal tender as sub-denominations of the Euro between January 1, 1999 and January 1, 2002 (the transition period). Critical areas impacted by the conversion to the Euro have been identified and appropriate strategies developed, which currently are being implemented to facilitate the adoption of the Euro and to facilitate business transactions during the transition period. The costs related to the Euro conversion and transition period will not have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the conversion to the Euro may have competitive implications on the Company's pricing and marketing strategies, the total impact of which is not known at this time.

COMPETITION

The Company operates in the highly competitive pharmaceutical and consumer health care industries. The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its net revenues or results of operations. Premarin, the Company's principal conjugated estrogens product manufactured from pregnant mare's urine, and related products Prempro and Premphase (which are single tablet combinations of the conjugated estrogens in Premarin and the progestin medroxyprogesterone acetate), are the leaders in their categories and contribute significantly to net revenue and results of operations. Premarin's natural composition is not subject to patent protection (although Prempro has patent protection). The principal uses of Premarin, Prempro and Premphase are to manage the symptoms of menopause and to prevent osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms, and several of these products also have an approved indication for the prevention of osteoporosis. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. New products containing different estrogens than those found in Prempro and Premphase and having many forms of the same indications have also been introduced. Some companies have attempted to obtain approval for generic versions of Premarin. These products, if approved, would be routinely substitutable for Premarin and related products under many state laws and third-party insurance payer plans. In May 1997, the FDA announced that it would not approve certain synthetic estrogen products as generic equivalents of Premarin given known compositional differences between the active ingredient of these products and Premarin. Although the FDA has not approved any generic equivalent to Premarin to date, Premarin will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to generic competition from either synthetic or natural conjugated estrogens products in the future. At least one other company has announced that it is in the process of developing a generic version of Premarin from the same natural source, and the Company currently cannot predict the timing or outcome of these or any other efforts.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

Cash and cash equivalents increased $751.6 million in 2000 to $2,644.3 million. Cash flows from operating activities of $554.9 million (which included a termination fee, net of certain related expenses, received from Warner-Lambert Company of $1,709.4 million and payments related to the Redux and Pondimin litigation of $3,966.8 million), proceeds from the sale of the Cyanamid Agricultural Products business of $3,800.0 million, proceeds from the sale of Immunex common stock of $2,404.9 million, proceeds from exercises of stock options of $410.9 million, proceeds from the sales and maturities of marketable securities of $384.3 million, and proceeds from the sales of assets of $256.2 million were used principally for net repayments of debt of $3,080.4 million, capital expenditures of $1,681.9 million, dividend payments of $1,201.5 million, purchases of marketable securities of $677.8 million and purchases of common stock for treasury of $393.1 million.

   Capital expenditures were significant in 2000 due primarily to strategic investments in manufacturing facilities worldwide, and the expansion of the Company's research and development facilities to support new product franchises (primarily biotechnology based) and the expansion of existing brand products. This level of capital expenditures is expected to continue in 2001.

   At December 31, 2000, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have original maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

    As discussed in Note 10 to the Consolidated Financial Statements, on October 7, 1999, the Company announced a nationwide, class action settlement to resolve litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. As of December 31, 2000, the Company had recorded charges totaling $12,250.0 million to provide for all anticipated payments in connection with the nationwide, class action settlement, payments to the approximately 40,000 opt out claimants with whom the Company has agreed to settle, and all anticipated payments to resolve the claims of the remaining approximately 10,000 opt outs and any PPH claimants, as well as all legal fees and other costs, net of insurance. Payments to the nationwide, class action settlement funds, individual settlement payments, legal fees and other costs were $3,966.8 million and $117.6 million for 2000 and 1999, respectively. Payments to provide settlement benefits, if needed, may continue for approximately 16 years after final judicial approval. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities, additional commercial paper borrowings supported by expanded credit facilities obtained in March 2001, as well as term debt financings and international earnings remitted back to the United States, if necessary.

   On February 15, 2000, the Company repaid its $1,000.0 million of 7.70% notes. Throughout 2000, the Company used portions of the Warner-Lambert Company termination fee and proceeds from the sale of the Cyanamid Agricultural Products business and sale of Immunex common stock to reduce outstanding term debt and commercial paper.

   The $2,000.0 million five-year credit facility, which has a maturity date of July 31, 2002, had no outstanding balance at December 31, 2000. In March 2001, the Company obtained new revolving credit facilities totaling $6,000.0 million to support its commercial paper program. The credit facilities are composed of a $3,000.0 million 364-day facility with an option to extend the term of any borrowings, under the facility, for an additional year and a $3,000.0 million 364-day bridge facility to capital markets, which will be terminated upon the issuance of term debt by the Company during 2001.

   The Company has outstanding $1,000.0 million of 7.90% notes due February 2005. The Company also has outstanding $250.0 million of 6.50% notes due October 2002 and $250.0 million of 7.25% debentures due March 2023. These non-callable notes and debentures are unsecured and unsubordinated.

   The Company has a common stock repurchase program under which the Company is authorized, at December 31, 2000, to repurchase 6,492,460 additional shares in the future. Depending upon market conditions, among other things, the Company may make limited repurchases of its common stock to offset stock issuances in connection with exercises of stock options during 2001.

   Management is confident that cash flows from operating activities and available debt financing resources, including the expanded credit facilities obtained in March 2001, will be adequate to fund the Company's operations, pay opt out settlement payments and the nationwide, class action settlement relating to the Redux and Pondimin litigation, pay dividends, maintain its ongoing programs of capital expenditures, including the amount already committed at December 31, 2000 of $894.0 million, and to repay both the principal and interest on its outstanding obligations, without requiring the disposition of any significant strategic core businesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact its financial condition, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage the Company's exposure to non-performance on such instruments.

   Foreign Currency Risk Management: The Company generates a portion of Net revenue from sales to customers located outside the United States, principally in Europe. International sales are made mostly from international subsidiaries in the local countries and are typically denominated in the local currency of the respective country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, most international subsidiaries use the local currency as their functional currency. International business, by its nature, is subject to risks including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be adversely impacted by changes in these or other factors.

   The Company has established programs to protect against adverse changes in exchange rates due to foreign currency volatility. At December 31, 2000, the fair value of the $558.8 million notional amount of foreign exchange forward contracts was a net receivable of $3.4 million. If the value of the U.S. dollar were to increase or decrease by 10% in relation to all hedged foreign currencies, the net receivable would decrease or increase by approximately $35.5 million.

   The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's financial position, results of operations or cash flows due to the high concentration of sales in the United States. No single foreign currency accounted for more than 5% of 2000 or 1999 worldwide net revenue, except for the British Pound, which accounted for 7% and 6% of 2000 and 1999 worldwide net revenue, respectively. As previously discussed, 12 member countries of the European Union adopted the Euro as a new common legal currency. However, the legacy currencies of the member countries are scheduled to remain legal tender as sub-denominations of the Euro until January 1, 2002. Collectively, these countries accounted for 11% and 13% of 2000 and 1999 worldwide Net revenue, respectively.

   Interest Rate Risk Management: The fair value of the Company's fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes would result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. At December 31, 2000, the fair value of the Company's outstanding debt was $2,506.6 million. If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $72.7 million. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.


ENBREL SUPPLY

Although the market demand for Enbrel is increasing, the sales growth is currently constrained by limits on the existing source of supply. This is expected to continue until the retro fitting of a Rhode Island facility is completed and approved, which is expected to occur in 2002. If the market demand continues to grow, there may be further supply constraints even after the Rhode Island facility begins producing Enbrel. The current plan for the longer term includes a new manufacturing facility, which is being constructed in Ireland.

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

This Annual Report, including management's discussion and analysis set forth above, contains certain forward-looking statements, including, among other things, statements regarding the Company's results of operations, Euro currency, competition, liquidity, financial condition and capital resources, Enbrel supply, foreign currency and interest rate risk, the nationwide, class action settlement relating to Redux and Pondimin, and additional litigation charges related to Redux and Pondimin including those for opt outs. These forward-looking statements are based on current expectations. Certain factors which could cause the Company's actual results to differ materially from expected and historical results have been identified by the Company in Exhibit 99 to the Company's 1999 Annual Report on Form 10-K and the Company's 2000 Annual Report on Form 10-K, which will be filed by April 2, 2001.

   BOARD OF DIRECTORS

   John R. Stafford (1)
   Chairman and Chief Executive Officer

   Clifford L. Alexander, Jr. (2)(4)
   President, Alexander & Associates, Inc.

   Frank A. Bennack, Jr. (1)(3)(5)
   President and Chief Executive Officer,
   The Hearst Corporation

   Richard L. Carrion(3)(5)
   Chairman, President and Chief Executive Officer, Popular, Inc. and Banco Popular de Puerto Rico

   Robert Essner (1)
   President and Chief Operating Officer

   John D. Feerick (2)(3)
   Dean, Fordham University School of Law

   John P. Mascotte (2)(3)(5)
   President and Chief Executive Officer,
   Blue Cross and Blue Shield of Kansas City, Inc.

   Mary Lake Polan, M.D., Ph.D. (2)(4)
   Chairman and Professor, Department of Gynecology and Obstetrics, Stanford University School of Medicine

   Ivan G. Seidenberg (1)(4)(5)
   President and Co-Chief Executive Officer, Verizon Communications, Inc.

   Walter V. Shipley (3)(5)
   Retired Chairman of the Board,
   The Chase Manhattan Corporation

   John R. Torell III (2)(4)
   Senior Managing Partner, Conifer Capital Group


   DIRECTORS EMERITI

   John W. Culligan
   Retired -- Former Chairman of the Board

   William F. Laporte
   Retired -- Former Chairman of the Board


   PRINCIPAL CORPORATE OFFICERS

   John R. Stafford (6)(7)(8)
   Chairman and Chief Executive Officer

   Robert Essner (6)(7)(8)
   President and Chief Operating Officer

   Louis L. Hoynes, Jr. (6)(7)(8)
   Executive Vice President and General Counsel

   L. Patrick Gage, Ph.D. (7)
   Senior Vice President -- Science and Technology

   Kenneth J. Martin (6)(7)(8)
   Senior Vice President and Chief Financial Officer

   David M. Olivier (6)(7)
   Senior Vice President

   Bernard J. Poussot (7)
   Senior Vice President

   John B. Adams
   Vice President -- Corporate Development

   Egon E. Berg
   Vice President and Associate General Counsel

   Thomas G. Cavanagh
   Vice President -- Investor Relations

   Bruce Fadem
   Vice President -- Corporate Information Services and
   Chief Information Officer

   Leo C. Jardot
   Vice President -- Government Relations

   Paul J. Jones (6)(7)
   Vice President and Comptroller

   Rene R. Lewin (6)(8)
   Vice President -- Human Resources

   Thomas M. Nee (6)(8)
   Vice President -- Taxes

   Jack M. O'Connor
   Vice President and Treasurer

   Marily H. Rhudy
   Vice President -- Public Affairs

   Lawrence V. Stein
   Vice President and Deputy General Counsel

   Steven A. Tasher
   Vice President -- Environmental
   Affairs and Facilities Operations, and Associate General Counsel

   Justin R. Victoria
   Vice President -- Investor Relations

   Eileen M. Lach
   Secretary and Associate General Counsel -- International


   PRINCIPAL DIVISION AND SUBSIDIARY OFFICERS

   Fort Dodge Animal
   Health Division
   E. Thomas Corcoran (7)
   President

   Specialty Pharmaceuticals Division
   David G. Strunce
   President

   Whitehall International, Inc.
   Bruce I. Macphail (7)
   President

   Whitehall-Robins Healthcare
   David M. Olivier (6)(7)
   Senior Vice President, AHP

   Wyeth-Ayerst Global Pharmaceuticals
   Bernard J. Poussot (7)
   President

   Wyeth-Ayerst Global Pharmaceuticals --
   Europe, Middle East and Africa
   Robert N. Power (7)
   President

   Wyeth-Ayerst Global Pharmaceuticals --
   Intercontinental Region
   Mark M. Larsen (7)
   President

   Wyeth-Ayerst Global Pharmaceuticals --
   North America
   Joseph M. Mahady (7)
   President

   Wyeth-Ayerst Research
   L. Patrick Gage, Ph.D. (7)
   President

   Wyeth Vaccines and Nutrition
   Kevin L. Reilly
   President


   1 Executive Committee

   2 Audit Committee

   3 Compensation and Benefits Committee

   4 Corporate Issues Committee

   5 Nominating and Governance Committee

   6 Finance Committee

   7 Operations Committee

   8 Retirement Committee

   PRINCIPAL PRODUCTS

   ETHICAL PHARMACEUTICALS, NUTRITIONALS AND VACCINES

   HEMOPHILIA
   BeneFIX
   ReFacto

   IMMUNOLOGY & ONCOLOGY
   Mylotarg
   Neumega
   Rapamune

   INFECTIOUS DISEASES
   Minocin
   Minomycin
   Pipracil
   Suprax
   Tazocin
   Zosyn

   INTERNAL MEDICINE
   Altace (2)
   Cordarone I.V.
   Protonix
   Zebeta
   Ziac
   Zoton

   MUSCULOSKELETAL
   Enbrel (1)
   Seltouch
   Synvisc

   NEUROSCIENCE
   Efexor
   Effexor
   Effexor XR
   Sonata

   NUTRITIONALS
   Materna
   Nursoy
   Progress
   Promil
   Promise
   SMA
   SMA Gold
   S-26
   S-26 Gold

   VACCINES
   FluShield
   HibTITER
   Meningitec
   Pnu-Imune 23
   Prevenar
   Prevnar

   WOMEN'S HEALTH CARE
   Alesse
   Harmonet
   Lo/Ovral
   Minesse
   Minulet
   Premarin
   Premphase
   Prempro
   Totelle
   Tri-Minulet
   Trinordiol
   Triphasil

   CONSUMER HEALTH CARE

   ANALGESICS
   Advil
   Anacin
   Anadin
   Children's Advil
   Robaxin
   Spalt

   COUGH/COLD/ALLERGY
   Advil Cold & Sinus
   Dimetapp
   Dristan
   Robitussin
   Robitussin Honey Products

   NUTRITIONAL SUPPLEMENTS
   Caltrate
   Centrum
   Centrum Focused Formulas
   Centrum Jr.
   Centrum Kids
   Centrum Performance
   Centrum Select
   Centrum Silver
   Solgar

   OTHER PRODUCTS
   Anbesol
   Chap Stick
   Denorex
   FiberCon
   Preparation H
   Primatene

   ANIMAL HEALTH CARE

   Bursine
   Cydectin
   Duramune
   EtoGesic
   Fel-O-Vax
   Fluvac
   LymeVax
   Polyflex
   Poulvac
   ProHeart
   PYRAMID
   Quest
   ToDAY
   ToMORROW
   Torbugesic
   Triangle


   (1) Co-promoted with Immunex Corporation
   (2) Co-promoted with King Pharmaceuticals, Inc.

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

   CORPORATE DATA


   EXECUTIVE OFFICES
   American Home Products Corporation
   Five Giralda Farms
   Madison, NJ 07940
   (973) 660-5000


   STOCK TRADING INFORMATION
   American Home Products stock is listed on the New York Stock Exchange (ticker symbol: AHP).


   INDEPENDENT PUBLIC ACCOUNTANTS
   Arthur Andersen LLP
   1345 Avenue of the Americas
   New York, NY 10105


   ANNUAL MEETING
   The Annual Meeting of Stockholders will be held on Thursday, April 26, 2001, at the Headquarters Plaza Hotel in Morristown, New Jersey.


   STOCKHOLDER ACCOUNT INFORMATION
   Mellon Investor Services LLC is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:

   Mellon Investor Services LLC
   Overpeck Center
   85 Challenger Road
   Ridgefield   Park, NJ 07660 (800) 565-2067
   For the hearing impaired: (800) 231-5469 (TDD)
   Internet address: www.mellon-investor.com


   FORM 10-K
   A copy of the Company's Annual Report on Form 10-K may be obtained by any stockholder without charge through Mellon Investor Services LLC.

   INVESTOR SERVICES PROGRAM
   The program provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to Mellon Investor Services LLC.


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


   POLICY ON HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION
   Copies of the Company's "Policy on Health, Safety and Environmental Protection" and "2000 Environmental and Safety Report" may be obtained upon written request to: American Home Products Corporation Department of Environment and Safety Five Giralda Farms Madison, NJ 07940


   AHP ON THE INTERNET
   American Home Products' Internet address is:
   www.ahp.com


   TRADEMARKS
   Product designations appearing in differentiated type are trademarks.

                                 [PHOTO OMITTED]


[AHP LOGO] (R)   American Home Products Corporation
                 Five Giralda Farms
                 Madison, New Jersey 07940


American Home Products Corporation Annual Report 2000


STRONG AND GROWING

DELIVERING INNOVATIVE THERAPIES THROUGH BIOTECHNOLOGY


American Home Products Corporation Annual Report 2000


                           [PHOTO OF DAMIEN GONZALES]


[AHP LOGO]


A PIPELINE FOR GROWTH



AHP's extensive investments in biopharmaceutical research and technology are reflected in a strong product pipeline across a broad array of therapeutic areas.

         The chart on the following pages shows some of the new products and new indications for which AHP currently is conducting post-Phase I clinical trials or that have been submitted for regulatory approval.

         These products address some of the world's most critical health needs and provide a solid foundation for the Company's future growth.


On the cover:
Damien Gonzales,
ReFacto patient



  2  Message to Stockholders
  7  Biotechnology at AHP
 11  AHP's Therapeutic Franchises
 29  Financial Section
 60  Directors and Officers
 61  Principal Products
 62  Corporate Data

AHP's Pharmaceutical Pipeline

                                                                         PHASE II                 PHASE III        REGULATORY REVIEW
Women's Health Care
ALESSE(R) Acne labeling
PREMARIN(R) LOW DOSE Menopausal symptoms
     Osteoporosis
PREMARIN(R)/MPA LOW DOSE Menopausal symptoms
     Osteoporosis
TOTELLE(R) Hormone replacement therapy (EU)
TRIMEGESTONE/17 (BETA)-ESTRADIOL Hormone replacement therapy (EU)
PREMARIN(R)/TRIMEGESTONE Hormone replacement therapy
TRIMEGESTONE/ETHINYL ESTRADIOL Oral contraceptive
TSE-424 Postmenopausal osteoporosis                                                           [Insert Graphic]

Neuroscience Therapies
EFFEXOR(R)/EFFEXOR(R) XR Prevention of relapse/recurrence of depression
     Social anxiety disorder
RETIGABINE Anti-epileptic

Vaccines/Infectious Diseases
FLUMIST(TM) INTRANASAL INFLUENZA VACCINE Frozen formulation
     Liquid formulation
PREVNAR(R) Otitis media
9-VALENT PNEUMOCOCCAL CONJUGATE VACCINE
9-VALENT PNEUMOCOCCAL CONJUGATE-MENINGOCOCCAL
         GROUP C CONJUGATE VACCINE
RSV SUBUNIT VACCINE Prevention of RSV infections
ZOSYN(R) Nosocomial pneumonia q6h
GAR-936 Antibiotic for serious infections
HCI-436 Treatment for hepatitis C

Musculoskeletal Therapies
ENBREL(R) Disease modification in early stage RA (EU) rhBMP-2 Orthopaedic trauma (long-bone fractures requiring surgery)
     Spinal fusion
     Dental/craniofacial
     Osteonecrosis
ANTI-IL-12 Rheumatoid arthritis (joint with Abbott Laboratories)

                                                                         PHASE II                 PHASE III        REGULATORY REVIEW
Internal Medicine
PROTONIX(R) ORAL Maintenance of erosive esophagitis (U.S.)
     Zollinger-Ellison Syndrome (U.S.)
PROTONIX(R) I.V. Erosive esophagitis (U.S.)
     Zollinger-Ellison Syndrome (U.S.)
AMIODARONE AQUEOUS Recurrent ventricular fibrillation and
         unstable ventricular tachycardia
ENBREL(R) Congestive heart failure
PTP-112 Type II diabetes*
rPSGL-IG Acute myocardial infarction                                             [Insert Graphic]

Immunology and Oncology
RAPAMUNE(R) Renal transplantation - liquid (EU)
     Maintenance (U.S.)
     Renal transplantation - tablets (EU)
     Liver transplantation
rhil-11 Subcutaneous therapy for Crohn's disease
MYLOTARG(R) Relapsed acute myeloid leukemia (EU)
     Induction/consolidation in acute myeloid leukemia
CCI-779 Various solid tumors
ERA-923 Breast cancer

                                                                         PHASE II:                 PHASE III:      REGULATORY
                                                                         Determination             Determination   REVIEW:
                                                                         of safe and               of overall      Evaluation of
                                                                         effective dosage          benefit/risk    safety
                                                                         for an experimental       ratio for an    and efficacy
                                                                         medicine, generally       experimental    data by
                                                                         conducted in              medicine,       governmental
                                                                         hundreds of               generally       regulatory
                                                                         patients                  conducted in    agencies
                                                                                                   thousands of
                                                                                                   patients


* Scheduled to enter Phase II in 2001

Design: Arnold Saks Associates  Cover and Major Photography: Mark Tuschman