Form 10-K, Exhibit 13
period 2002-12-31
WYETH
filed 2003-03-31
CIK 5187

TEN-YEAR SELECTED FINANCIAL DATA

(Dollar amounts in thousands except per share amounts)

Years Ended December 31,                                                        2002           2001            2000
-------------------------------------------------------------------------------------------------------------------
SUMMARY OF NET REVENUE AND EARNINGS
Net revenue(1)(2)                                                        $14,584,035    $13,983,745    $ 13,081,334
Income (loss) from continuing operations (2)(3)(5)                         4,447,205      2,285,294        (901,040)
Diluted earnings (loss) per share from continuing operations(2)(3)(4)           3.33           1.72           (0.69)
Dividends per common share                                                    0.9200         0.9200          0.9200

YEAR-END FINANCIAL POSITION
Current assets(2)(5)                                                     $11,595,852    $ 9,766,753    $ 10,180,811
Current liabilities(2)(5)                                                  5,475,659      7,257,181       9,742,059
Ratio of current assets to current liabilities(2)(5)                            2.12           1.35            1.05
Total assets(2)(5)                                                        25,994,949     22,967,922      21,092,466
Long-term debt(2)(6)                                                       7,546,041      7,357,277       2,394,790
Average stockholders' equity                                               6,114,243      3,445,333       4,516,420

STOCKHOLDERS - OUTSTANDING SHARES
Number of common stockholders                                                 61,668         64,698          58,355
Weighted average common shares outstanding used for
   diluted earnings (loss) per share calculation (in thousands)(4)         1,334,127      1,330,809       1,306,474

EMPLOYMENT DATA(2)
Number of employees at year-end                                               52,762         52,289          48,036
Wages and salaries                                                       $ 2,792,379    $ 2,536,220    $  2,264,258
Benefits (including Social Security taxes)                                   842,177        691,018         602,816

(1) The Company adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses. Net revenue for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance.

(2) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1994 through 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of: gains related to Immunex/Amgen common stock transactions, termination fee, litigation charges, goodwill impairment and special charges for the years ended December 31, 2002, 2001 and 2000.

(4) The weighted average common shares outstanding for diluted loss per share for 2000 and 1999 did not include common stock equivalents, as the effect would have been antidilutive.

(5) As a result of the litigation charges of $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin, current liabilities increased substantially in 2000 and 1999 compared with prior years and unfavorably impacted the ratio of current assets to current liabilities in years subsequent to 1998.

      In 2002, the Company sold 67,050,400 shares of Amgen Inc. (Amgen) common stock received in connection with Amgen's acquisition of Immunex Corporation (Immunex) for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilities. Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair value of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets.

(6) In 2001, the Company obtained a $3,000,000 credit facility to support increased commercial paper borrowings and issued $3,000,000 of Senior Notes. The proceeds from these borrowings were used for the Company's general corporate and working capital requirements, including payments related to the Redux and Pondimin diet drug litigation.

(7) The 1994 information reflects the acquisition of American Cyanamid Company for the one-month period ended December 31, 1994.


26  Wyeth

           1999            1998           1997           1996           1995           1994(7)          1993
------------------------------------------------------------------------------------------------------------
   $ 11,695,061     $11,101,100    $11,916,623    $11,928,290    $11,274,927    $ 8,597,560       $8,035,277
     (1,207,243)      2,152,344      1,747,638      1,651,617      1,472,525      1,525,517        1,469,300
          (0.92)           1.61           1.33           1.28           1.18           1.24             1.17
         0.9050          0.8700         0.8300         0.7825         0.7550         0.7350           0.7150


   $ 12,384,778     $10,698,188    $10,025,512    $10,310,256    $11,084,841    $11,321,682       $4,807,684
      6,480,383       3,478,119      3,476,322      3,584,256      3,929,940      4,291,452        1,584,411
           1.91            3.08           2.88           2.88           2.82           2.64             3.03
     23,123,756      20,224,231     19,851,517     19,924,666     20,721,093     21,328,267        7,687,353
      3,606,423       3,839,402      5,007,610      6,010,297      7,806,717      9,972,444          859,278
      7,914,772       8,895,024      7,568,672      6,252,545      4,898,550      4,065,295        3,719,539


         62,482          65,124         64,313         67,545         68,763         71,223           72,664

      1,308,876       1,336,641      1,312,975      1,287,790      1,250,902      1,234,100        1,252,990


         46,815          47,446         54,921         54,194         58,957         70,300           51,399
   $  2,032,431     $ 2,175,517    $ 2,428,518    $ 2,439,604    $ 2,512,418    $ 1,811,402       $1,654,984
        593,222         577,930        619,528        614,179        641,169        439,572          396,045


                                                                       Wyeth  27

CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

December 31,                                                  2002             2001
-----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                             $  2,943,604     $  1,744,734
Marketable securities                                    1,003,275        1,281,988
Amgen investment                                         1,509,947               --
Accounts receivable less allowances
   (2002 - $132,342 and 2001 - $130,734)                 2,379,819        2,743,040
Inventories                                              1,992,724        1,754,971
Other current assets including deferred taxes            1,766,483        2,242,020
-----------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                    11,595,852        9,766,753
Property, plant and equipment:
   Land                                                    173,743          138,837
   Buildings                                             3,401,490        3,294,004
   Machinery and equipment                               3,782,533        3,796,117
   Construction in progress                              2,477,219        1,715,493
-----------------------------------------------------------------------------------
                                                         9,834,985        8,944,451
Less accumulated depreciation                            2,599,293        2,662,291
-----------------------------------------------------------------------------------
                                                         7,235,692        6,282,160
Goodwill                                                 3,745,749        3,725,547
Other intangibles, net of accumulated amortization
   (2002 - $95,223 and 2001 - $71,070)                     145,915          126,387
Other assets including deferred taxes                    3,271,741        3,067,075
-----------------------------------------------------------------------------------
TOTAL ASSETS                                          $ 25,994,949     $ 22,967,922
===================================================================================

-----------------------------------------------------------------------------------
LIABILITIES
Loans payable                                         $    804,894     $  2,097,354
Trade accounts payable                                     672,633          672,457
Accrued expenses                                         3,788,653        4,257,523
Accrued federal and foreign taxes                          209,479          229,847
-----------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                5,475,659        7,257,181
Long-term debt                                           7,546,041        7,357,277
Accrued postretirement benefit obligations
   other than pensions                                     965,081          925,098
Other noncurrent liabilities                             3,852,256        3,355,793
Contingencies and commitments (Note 14)
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
$2.00 convertible preferred stock, par value
   $2.50 per share; 5,000,000
   shares authorized                                            46               51
Common stock, par value $0.331/3 per share;
   2,400,000,000 shares authorized
   (outstanding shares: 2002 - 1,326,055,000
   and 2001 - 1,320,570,000)                               442,019          440,190
Additional paid-in capital                               4,582,773        4,295,051
Retained earnings                                        3,286,645          170,309
Accumulated other comprehensive loss                      (155,571)        (833,028)
-----------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                               8,155,912        4,072,573
-----------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 25,994,949     $ 22,967,922
===================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


28  Wyeth

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

Years Ended December 31,                                                2002             2001             2000
--------------------------------------------------------------------------------------------------------------
NET REVENUE                                                     $ 14,584,035     $ 13,983,745     $ 13,081,334
--------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                 3,918,387        3,388,776        3,269,418
Selling, general and administrative expenses                       5,010,507        5,034,516        4,851,128
Research and development expenses                                  2,080,191        1,869,679        1,687,889
Interest expense, net                                                202,052          146,358           57,562
Other income, net                                                   (382,931)        (274,331)        (161,039)
Gains related to Immunex/Amgen common stock transactions          (4,082,216)              --       (2,061,204)
Termination fee                                                           --               --       (1,709,380)
Litigation charges                                                 1,400,000          950,000        7,500,000
Goodwill impairment                                                       --               --          401,000
Special charges                                                      340,800               --          347,000
--------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
   federal and foreign taxes                                       6,097,245        2,868,747       (1,101,040)
Provision (benefit) for federal and foreign taxes                  1,650,040          583,453         (200,000)
--------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                           4,447,205        2,285,294         (901,040)

Discontinued operations:
   Income from operations of discontinued agricultural
     products business (net of federal and foreign taxes
     of $57,289)                                                          --               --          103,346
   Loss on disposal of agricultural products business
     (net of federal and foreign taxes of $855,248)                       --               --       (1,572,993)
--------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS                                         --               --       (1,469,647)
--------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $  4,447,205     $  2,285,294     $ (2,370,687)
==============================================================================================================
BASIC EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS      $       3.35     $       1.74     $      (0.69)
BASIC LOSS PER SHARE FROM DISCONTINUED OPERATIONS                         --               --            (1.12)
--------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                                 $       3.35     $       1.74     $      (1.81)
==============================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS    $       3.33     $       1.72     $      (0.69)
DILUTED LOSS PER SHARE FROM DISCONTINUED OPERATIONS                       --               --            (1.12)
--------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE                               $       3.33     $       1.72     $      (1.81)
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                                        Wyeth 29

CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS' EQUITY

(In thousands except per share amounts)

                                                   $2.00                                    RETAINED    ACCUMULATED
                                             CONVERTIBLE                    ADDITIONAL      EARNINGS          OTHER           TOTAL
                                               PREFERRED         COMMON        PAID-IN  (ACCUMULATED  COMPREHENSIVE   STOCKHOLDERS'
                                                   STOCK          STOCK        CAPITAL      DEFICIT)           LOSS          EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                   $        61    $   434,639    $ 3,392,705   $ 3,000,827     $(613,485)    $ 6,214,747
----------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                                                  (2,370,687)                   (2,370,687)
Currency translation adjustments                                                                           (70,496)        (70,496)
Unrealized gains on marketable securities                                                                   11,422          11,422
                                                                                                                       -----------
   Comprehensive loss, net of tax                                                                                       (2,429,761)
                                                                                                                       -----------
Cash dividends declared:
      Preferred stock (per share: $2.00)                                                         (46)                          (46)
      Common stock (per share: $0.92)                                                      (1,201,431)                  (1,201,431)
Common stock acquired for treasury                               (2,472)       (16,316)     (374,289)                     (393,077)
Common stock issued for stock options                             4,949        405,933                                     410,882
Conversion of preferred stock
      and other exchanges                             (6)           142        170,135        (6,663)                      163,608
International operations year-end change                                                      53,171                        53,171
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                          55        437,258      3,952,457      (899,118)     (672,559)      2,818,093
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 2,285,294                     2,285,294
Currency translation adjustments                                                                          (166,200)       (166,200)
Unrealized gains on derivative contracts                                                                     7,865           7,865
Unrealized losses on marketable securities                                                                  (2,134)         (2,134)
                                                                                                                       -----------
      Comprehensive income, net of tax                                                                                   2,124,825
                                                                                                                       -----------
Cash dividends declared:
   Preferred stock (per share: $2.00)                                                            (42)                          (42)
   Common stock (per share: $0.92)                                                        (1,211,012)                   (1,211,012)
   Common stock issued for stock options                          2,774        221,857                                     224,631
Conversion of preferred stock and other
   exchanges                                          (4)           158        120,737        (4,813)                      116,078
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                          51        440,190      4,295,051       170,309      (833,028)      4,072,573
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 4,447,205                     4,447,205
Currency translation adjustments                                                                           226,797         226,797
Unrealized losses on derivative contracts                                                                  (22,132)        (22,132)
Unrealized gains on marketable securities                                                                  520,483         520,483
Minimum pension liability adjustments                                                                      (47,691)        (47,691)
                                                                                                                       -----------
      Comprehensive income, net of tax                                                                                   5,124,662
                                                                                                                       -----------
Cash dividends declared:
   Preferred stock (per share: $2.00)                                                            (38)                          (38)
   Common stock (per share: $0.92)                                                        (1,219,135)                   (1,219,135)
Common stock acquired for treasury                                 (667)        (5,472)     (107,788)                     (113,927)
Common stock issued for stock options                             2,349        213,021                                     215,370
Conversion of preferred stock and other
   exchanges                                          (5)           147         80,173        (3,908)                       76,407
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                 $        46    $   442,019    $ 4,582,773   $ 3,286,645     $(155,571)    $ 8,155,912
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


30  Wyeth

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,                                                2002            2001            2000
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations                         $ 4,447,205     $ 2,285,294     $  (901,040)
Adjustments to reconcile income (loss) from continuing
   operations to net cash provided by/(used for) operating
   activities of continuing operations:
   Litigation charges                                              1,400,000         950,000       7,500,000
   Gains related to Immunex/ Amgen common stock transactions      (4,082,216)             --      (2,061,204)
   Goodwill impairment                                                    --              --         401,000
   Special charges                                                   340,800              --         347,000
   Gains on sales of assets                                         (329,364)       (249,399)       (159,430)
   Depreciation                                                      461,554         426,590         336,239
   Amortization                                                       23,146         181,139         198,810
   Deferred income taxes                                           1,109,535         267,820        (814,282)
   Diet drug litigation payments                                  (1,307,013)     (7,257,882)     (3,966,845)
   Security fund deposit                                            (405,000)             --              --
   Contributions to defined benefit pension plans                   (909,602)       (429,710)        (17,554)
   Deconsolidation of Immunex                                             --              --        (236,768)
   Changes in working capital, net of businesses
      sold or deconsolidated:
      Accounts receivable                                            271,988         (68,984)       (433,182)
      Inventories                                                   (185,611)       (273,063)         31,188
      Other current assets                                          (124,738)       (395,764)        179,817
      Trade accounts payable and accrued expenses                   (250,887)        277,009         270,518
      Accrued federal and foreign taxes                              (33,214)        (14,654)       (393,330)
  Other items, net                                                  (240,853)       (145,231)        196,405
-------------------------------------------------------------------------------------------------------------
Net cash provided by/(used for)  continuing operations               185,730      (4,446,835)        477,342
Net cash provided by discontinued operations                              --              --          77,600
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED FOR) OPERATING ACTIVITIES                 185,730      (4,446,835)        554,942
=============================================================================================================

-------------------------------------------------------------------------------------------------------------
Investing Activities
Purchases of property, plant and equipment                        (1,931,879)     (1,924,265)     (1,681,906)
Proceeds from sale of agricultural products business                      --              --       3,800,000
Proceeds from Amgen acquisition of Immunex                         1,005,201              --              --
Proceeds from sales of Immunex/Amgen common stock                  3,250,753              --       2,404,875
Proceeds from sales of assets                                        798,274         408,230         256,192
Purchases of marketable securities                                (2,235,872)     (2,703,252)       (677,802)
Proceeds from sales and maturities of marketable securities        2,532,538       1,762,295         384,292
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED FOR) INVESTING ACTIVITIES               3,419,015      (2,456,992)      4,485,651
=============================================================================================================

-------------------------------------------------------------------------------------------------------------
Financing Activities
Net proceeds from/(repayments of) debt                            (1,293,857)      7,007,156      (3,080,381)
Dividends paid                                                    (1,219,173)     (1,211,054)     (1,201,477)
Purchases of common stock for treasury                              (113,927)             --        (393,077)
Exercises of stock options                                           215,370         224,631         410,882
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED FOR) FINANCING ACTIVITIES              (2,411,587)      6,020,733      (4,264,053)
-------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash balances                       5,712         (16,478)        (24,949)
-------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   1,198,870        (899,572)        751,591
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                       1,744,734       2,644,306       1,892,715
-------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $ 2,943,604     $ 1,744,734     $ 2,644,306
=============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                                        Wyeth 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management.

      Effective January 1, 2000, the financial results of Immunex Corporation (Immunex), which previously were consolidated, were deconsolidated and included on an equity basis in the results of operations of the Company. During 2002, Amgen Inc. (Amgen) completed its acquisition of Immunex. As a result, the Company's investment in Immunex, which was previously accounted for on the equity method, was exchanged for an investment in Amgen and was accounted for on the cost method subsequent to July 15, 2002. See Note 2 for further description of Immunex/Amgen common stock transactions.

      Prior to 2000, certain of the Company's international affiliates reported their results of operations on a one-month lag (year ended November 30), which allowed more time to compile results. In December 2000, the one-month lag was eliminated, primarily to reflect the results of these operations on a more timely basis. As a result, December 2000 income from continuing operations for these entities of $53.2 million was recorded directly to stockholders' equity.

      DESCRIPTION OF BUSINESS: The Company is a U.S.-based multi-national corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in two primary businesses:
Pharmaceuticals and Consumer Healthcare. Pharmaceuticals include branded human ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments and immunological products. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements, herbal products, and hemorrhoidal, antacid, asthma and other relief items sold over-the-counter. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 140 countries throughout the world.

      Wholesale distributors and large retail establishments account for a large portion of the Company's consolidated net revenue and trade receivables, especially in the United States. The Company's top three customers in the United States accounted for 25% of the Company's consolidated net revenue in 2002, as is typical in the pharmaceutical industry. In light of this concentration, the Company continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits.

      The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its net revenue or results of operations. However, Effexor, Premarin family products and Protonix, each of which has sales in excess of $1,000.0 million, comprised approximately 14%, 13% and 7%, respectively, of the Company's consolidated net revenue in 2002.

      EQUITY METHOD OF ACCOUNTING: The Company accounts for its investments in 20%- to 50%-owned companies using the equity method. Accordingly, the Company's share of the earnings of these companies is included in Other income, net. The related equity method investment is included in Other assets including deferred taxes. In 2001 and 2000, Immunex was the Company's only material equity method investment. At December 31, 2002, the Company did not have any material equity method investments. See Note 2 for discussion of Immunex-related transactions.

      CASH EQUIVALENTS consist primarily of commercial paper, fixed-term deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

      MARKETABLE SECURITIES: The Company has marketable debt and equity securities which are classified as either available-for-sale or held-to-maturity, depending on management's investment intentions relating to these securities. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains and losses, net of tax, reported as a component of Accumulated other comprehensive loss. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Investments categorized as held-to-maturity are carried at amortized cost because the Company has both the intent and ability to hold these investments until they mature. Impairment losses are charged to income for other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale or held-to-maturity security. Dividend and interest income is recognized when earned. The Company owns no investments that are considered to be trading securities.

      INVENTORIES are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $360.3 million and $319.9 million at December 31, 2002 and 2001, respectively. The current value exceeded the


32  Wyeth

LIFO value by $90.0 million and $59.5 million at December 31, 2002 and 2001, respectively. The remaining inventories are valued primarily under the first-in, first-out (FIFO) method.

      Inventories at December 31 consisted of:

(In thousands)                                          2002                2001
--------------------------------------------------------------------------------
Finished goods                                    $  736,360          $  653,108
Work in progress                                     808,711             674,636
Materials and supplies                               447,653             427,227
--------------------------------------------------------------------------------
                                                  $1,992,724          $1,754,971
================================================================================

      PROPERTY, PLANT AND EQUIPMENT IS CARRIED AT COST. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:


Buildings                                                          10 - 50 years
Machinery and equipment                                             3 - 20 years

      Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. A loss is recognized for the difference between the fair value and carrying amount of the asset. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

      GOODWILL AND OTHER INTANGIBLES: Goodwill is defined as the excess of cost over the fair value of net assets acquired. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. With the adoption of SFAS No. 142, goodwill and other intangibles with indefinite lives are no longer amortized but are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 5 for further detail relating to the Company's goodwill and other intangibles balances.

      DERIVATIVE FINANCIAL INSTRUMENTS: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS Nos. 133, Accounting for Derivative Instruments and Hedging Activities, and 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities.

      On the date that the Company enters into a derivative contract, it designates the derivative as: (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (3) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (4) a derivative instrument that is not designated for hedge accounting treatment. For derivative contracts that are designated and qualify as fair value hedges (including foreign currency fair value hedges), the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges (including foreign currency cash flow hedges), the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The Company does not hold any derivative instruments for trading purposes. See Note 9 for further description of the Company's specific programs to manage risk using derivative financial instruments.

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

      REVENUE RECOGNITION: Revenue from the sale of Company products is recognized in Net revenue upon shipment to customers. Provisions for certain rebates, product returns and discounts to customers are provided for as deductions in determining Net revenue.

      Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Amgen to co-promote Enbrel and with King Pharmaceuticals, Inc. to co-promote Altace, is recorded as alliance revenue, which is included in Net revenue. Such alliance revenue is earned when the co-promoting company ships the product to a third party. Selling and marketing expenses related to alliance revenue are included in Selling, general and administrative expenses. Alliance revenue totaled $418.8 million, $322.4 million and $188.3 million for 2002, 2001 and 2000, respectively.

      SHIPPING AND HANDLING COSTS, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in Selling, general and administrative expenses. The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs were $227.5 million, $228.9 million and $212.5 million in 2002, 2001 and 2000, respectively.

      REBATES AND SALES INCENTIVES, which are deducted to arrive at Net revenue, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. These costs are recognized at the later of a) the date at which the related revenue is recorded or b) the date at which the incentives are offered. Rebates and sales incentives accruals included in Accrued expenses at December 31, 2002 and 2001 were $722.5 million and $615.0 million, respectively.

      STOCK-BASED COMPENSATION: The Company has five Stock Incentive Plans, which are described more fully in Note 12. The Company accounts for those plans using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the


                                                                        Wyeth 33
underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

(In thousands except per share amounts)

Years Ended December 31,                     2002           2001           2000
--------------------------------------------------------------------------------
Net income (loss), as reported        $ 4,447,205    $ 2,285,294    $(2,370,687)
Deduct: total stock-based
   employee compensation
   expense determined under
   fair value-based method for
   all awards, net of tax                 297,965        200,688        149,924
--------------------------------------------------------------------------------
Pro forma net income (loss)           $ 4,149,240    $ 2,084,606    $(2,520,611)
================================================================================
Earnings (loss) per share:
   Basic - as reported                $      3.35    $      1.74    $     (1.81)
================================================================================
   Basic - pro forma                  $      3.13    $      1.58    $     (1.93)
================================================================================
   Diluted - as reported              $      3.33    $      1.72    $     (1.81)
================================================================================
   Diluted - pro forma                $      3.11    $      1.57    $     (1.93)
================================================================================

      The fair value of issued stock options is estimated on the date of grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions for stock options granted in 2002, 2001 and 2000, respectively: expected volatility (the amount by which the stock price is expected to fluctuate) of 33.7%, 32.1% and 31.2%; expected dividend yield of 1.9%, 1.6% and 1.6%; risk-free interest rate of 4.1%, 4.8% and 6.3%; and expected life of five years. The weighted average fair value of stock options granted during 2002, 2001 and 2000 was $16.12, $17.76 and $18.76 per option share, respectively.

      RESEARCH AND DEVELOPMENT EXPENSES are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life. Amounts capitalized for such payments are included in Other intangibles, net of accumulated amortization.

      EARNINGS (LOSS) PER SHARE: The following table sets forth the computations of basic earnings (loss) per share and diluted earnings (loss) per share:

(In thousands except per share amounts)

Years Ended December 31,                  2002           2001           2000
----------------------------------------------------------------------------
Income (loss) from continuing
     operations less preferred
     dividends                     $ 4,447,167    $ 2,285,252    $  (901,086)
Loss from
     discontinued operations                --             --     (1,469,647)
----------------------------------------------------------------------------
Net income (loss) less
     preferred dividends           $ 4,447,167    $ 2,285,252    $(2,370,733)
Denominator:
     Weighted average common
     shares outstanding              1,325,577      1,317,102      1,306,474
----------------------------------------------------------------------------
Basic earnings (loss) per share
     from continuing operations    $      3.35    $      1.74    $     (0.69)
Basic loss per share from
     discontinued operations                --             --          (1.12)
----------------------------------------------------------------------------
Basic earnings (loss) per share    $      3.35    $      1.74    $     (1.81)
============================================================================
Income (loss) from continuing
     operations                    $ 4,447,205    $ 2,285,294    $  (901,040)
Loss from discontinued
     operations                             --             --     (1,469,647)
----------------------------------------------------------------------------
Net income (loss)                  $ 4,447,205    $ 2,285,294    $(2,370,687)
Denominator:
     Weighted average common
     shares outstanding              1,325,577      1,317,102      1,306,474
Common stock equivalents
     of outstanding stock
     options and deferred
     contingent common
     stock awards(2)                     8,550         13,707             --
----------------------------------------------------------------------------
Total shares(1)(2)                   1,334,127      1,330,809      1,306,474
----------------------------------------------------------------------------
Diluted earnings (loss) per
     share from continuing
     operations(1)(2)              $      3.33    $      1.72    $     (0.69)
Diluted loss per share from
     discontinued operations(2)             --             --          (1.12)
----------------------------------------------------------------------------
Diluted earnings (loss)
     per share(1)(2)               $      3.33    $      1.72    $     (1.81)
============================================================================

(1)   At December 31, 2002 and 2001, the equivalent of 90,360,361 and 18,945,057 common shares, respectively, issuable under the Company's Stock Incentive Plans, was excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

(2) The total weighted average common shares outstanding for diluted loss per share for 2000 did not include common stock equivalents, as the effect would have been antidilutive.


34  Wyeth

      RECENTLY ISSUED ACCOUNTING STANDARDS: The Financial Accounting Standards Board (FASB) recently issued Statement Nos. 145, 146 and 148 as well as Interpretation Nos. 45 and 46, which require the following:

      - SFAS No. 145, Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, primarily relates to the reporting of gains and losses from the extinguishment of debt. With the issuance of this Statement, extinguishment of debt is not to be considered extraordinary if it is part of an entity's risk management strategy. This Statement is effective beginning January 1, 2003, and the Company does not anticipate the adoption of this Statement to have any impact on its financial position or results of operations.

      - SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, requires that a liability for a cost associated with an exit or disposal activity, initiated after December 31, 2002, be recognized and measured initially at fair value only when the liability is incurred. This Statement nullifies Emerging Issues Task Force (EITF) No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), which permitted recognition of a liability for an exit cost at the date of an entity's commitment to an exit plan. The Company recorded the restructuring component of its 2002 special charge in accordance with EITF No. 94-3 and did not early adopt SFAS No. 146.

      - SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, Amendment of SFAS No. 123, provides alternative methods of transition for a voluntary change to fair value-based accounting for stock-based compensation. In addition, the Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect the method used has on reported results. The Company will continue to account for stock-based compensation using the intrinsic value method but has adopted the disclosure requirements prescribed by SFAS No. 148 as of December 31, 2002.

      - FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, Interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FIN 34, clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires, that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002, while the initial recognition and measurement provisions are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not anticipate that the adoption of this Interpretation will have a material impact on its financial position or results of operations.

      - FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, provides guidance on: (1) the identification of entities for which control is achieved through means other than through voting rights and (2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The Company does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations.

RECLASSIFICATIONS: Certain reclassifications have been made to the December 31, 2001 and 2000 consolidated financial statements to conform with the December 31, 2002 presentation.

2. Divestitures and Discontinued Operations

IMMUNEX/AMGEN TRANSACTIONS

Acquisition of Immunex by Amgen and Related Sales of Amgen Common Stock

During 2002, the Company recorded gains totaling $4,082.2 million ($2,628.1 million after-tax or $1.97 per share-diluted) relating to the acquisition of Immunex by Amgen and the subsequent sales of Amgen common stock.

      Prior to July 15, 2002, the Company was the beneficial owner of 223,378,088 shares of Immunex common stock. On July 15, 2002, Amgen completed its acquisition of Immunex. Under the terms of the acquisition agreement, each share of Immunex common stock was exchanged for 0.44 shares of Amgen common stock and $4.50 in cash. Accordingly, the Company received 98,286,358 shares of Amgen common stock (representing approximately 7.7% of Amgen's outstanding common stock) and $1,005.2 million in cash in exchange for all of its shares of Immunex common stock.

      Pursuant to the terms of the acquisition, the Company and Amgen had agreed to certain standstill, voting, lock-up and sales volume limitation provisions with respect to the Amgen common stock received by the Company. These provisions prohibited the Company, without the consent of Amgen, from disposing of greater than an aggregate of 20,000,000 shares of Amgen common stock in any calendar quarter, with certain exceptions, including the right to request a limited number of underwritten offerings.

      The pre-tax gains of $4,082.2 million recorded in 2002 consisted of $2,627.6 million relating to the initial acquisition of Immunex by Amgen and $1,454.6 million relating to the subsequent sales of Amgen common stock and were determined as follows:

      1. As of July 15, 2002, the Company had valued its shares of Amgen common stock at $2,500.1 million based on the quoted market price in effect as of July 15, 2002 reduced


                                                                        Wyeth 35
            by an overall discount of approximately 18%. The discount rate was based on valuations provided by independent valuation consultants in light of the various restrictions on the stock's marketability referred to above. The book value of the Company's Immunex investment was $867.7 million at July 15, 2002. A gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share-diluted) was recorded on the exchange during the 2002 third quarter and was calculated as follows:

(In thousands)
--------------------------------------------------------------------------------
Value received:
         Cash                                                         $1,005,201
         Amgen common stock                                            2,500,100
--------------------------------------------------------------------------------
                                                                       3,505,301
Less:
         Equity investment in Immunex                                    867,701
         Transaction costs                                                10,000
--------------------------------------------------------------------------------
                                                                         877,701
--------------------------------------------------------------------------------
Gain before federal taxes                                              2,627,600
Provision for federal taxes                                              942,877
--------------------------------------------------------------------------------
Net gain                                                              $1,684,723
================================================================================

      2. Following the expiration of the 90-day lock-up period, the Company commenced selling its shares of Amgen common stock and, in the fourth quarter, obtained the consent of Amgen to exceed the sale limitation for such quarter. As of December 31, 2002, the Company sold 67,050,400 shares of Amgen common stock generating net proceeds of $3,250.8 million. The net proceeds of $3,250.8 million generated a pre-tax gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted). The gain was determined by comparing the basis of the shares sold of $1,782.7 million with the net proceeds received reduced by certain related expenses.

      The remaining 31,235,958 shares of Amgen common stock held by the Company at December 31, 2002 had a fair value of $1,509.9 million, which included a mark-to-market gain of $515.1 million, net of tax, recorded as a component of Accumulated other comprehensive loss. The Company completed the sales of its remaining Amgen shares by January 21, 2003. These remaining shares netted proceeds of $1,579.9 million and resulted in an after-tax gain of $558.7 million, which will be recorded in the 2003 first quarter.

      The Company and Amgen continue to co-promote Enbrel in the United States and Canada with the Company having exclusive international rights to Enbrel. The financial aspects of the existing licensing and marketing rights to Enbrel remain unchanged.

2000 Transactions in Immunex Common Stock

In October 2000, the Company increased its ownership in Immunex (subsequently acquired by Amgen) from approximately 53% to approximately 55% by converting a $450.0 million convertible subordinated note into 15,544,041 newly issued shares of Immunex common stock. In November 2000, through a public equity offering, the Company sold 60.5 million shares of Immunex common stock, and Immunex sold 20 million shares of newly issued Immunex common stock. Proceeds to the Company were approximately $2,404.9 million resulting in a gain on the sale of $2,061.2 million ($1,414.9 million after-tax or $1.08 per share-diluted). Included in the gain on the sale was a noncash pre-tax gain of $303.2 million ($200.2 million after-tax), representing the Company's increase in its proportionate share of the net book value of Immunex from Immunex's issuance of 20 million shares of its common stock at a price above the net book value per share owned by the Company. The Company used the net proceeds from the sale of its Immunex common stock to reduce outstanding commercial paper and for other general corporate purposes.

The public equity offering reduced the Company's ownership in Immunex from approximately 55% to approximately 41%, which represented the ownership at December 31, 2001 and 2000. As a result of the reduction in ownership below 50%, the Company included the financial results of Immunex on an equity basis retroactive to January 1, 2000.

Sale of Rhode Island Facility

During the first quarter of 2002, the Company completed the sale of a manufacturing plant located in West Greenwich, Rhode Island, to Immunex (subsequently acquired by Amgen) for $487.8 million. The Company received $189.2 million of these proceeds in 2001 and the remaining $298.6 million during the 2002 first quarter. The Company did not recognize a gain on this transaction because the facility was sold at net book value. In December 2002, the U.S. Food and Drug Administration (FDA) approved the Rhode Island facility, which will be dedicated to expanding the production capacity of Enbrel.

SALE OF LEDERLE GENERIC INJECTABLES PRODUCT LINE

In December 2002, the Company sold to Baxter Healthcare Corporation certain assets related to the Company's generic human injectables product line for $305.0 million in cash. This transaction resulted in a gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted), which was recorded in Other income, net.

DISCONTINUED OPERATIONS - CYANAMID AGRICULTURAL PRODUCTS

On March 20, 2000, the Company signed a definitive agreement with BASF Aktiengesellschaft (BASF) to sell the Cyanamid Agricultural Products business, which manufactures, distributes and sells crop protection and pest control products worldwide. On June 30, 2000, the sale was completed, and BASF paid the Company $3,800.0 million in cash and assumed certain debt. The Company recorded an after-tax loss on the sale of this business and reflected this business as a discontinued operation in the 2000 first quarter. The loss on the sale included closing costs from the transaction and reflected operating income of the discontinued business from April 1, 2000 through June 30, 2000 (the disposal date). The loss on the sale was determined based on the difference in the book value of the net assets sold compared with the price received for these net assets. The sale of the Cyanamid Agricultural Products business produced a gain for tax purposes and a loss for book purposes, as the Company did not get a step-up in cost basis for tax purposes. This divergence, primarily caused by goodwill, was included in the basis for book purposes but was not included in the basis for tax purposes. The lower tax basis created a taxable gain that


36  Wyeth
required a tax provision of approximately $855.2 million. This tax provision was combined with the pre-tax book loss of approximately $717.8 million for a total after-tax loss on the sale of the business of $1,573.0 million or $1.20 per share-diluted. Operating results of discontinued operations as of December 31, 2000 were as follows:

                                                                   STATEMENT OF
(In thousands except per share amounts)                              OPERATIONS
--------------------------------------------------------------------------------
Net revenue                                                         $   546,790
--------------------------------------------------------------------------------
Income before federal and foreign taxes                                 160,635
Provision for federal and foreign taxes                                  57,289
--------------------------------------------------------------------------------
Income from operations of discontinued
   agricultural products business                                       103,346
Loss on disposal of agricultural products
   business (net of federal and foreign
   taxes of $855,248)                                                (1,572,993)
--------------------------------------------------------------------------------
Loss from discontinued operations                                   $(1,469,647)
================================================================================
Diluted loss per share from
   discontinued operations                                          $     (1.12)
================================================================================

3. Special Charges, Goodwill Impairment and Termination Fee

SPECIAL CHARGES

Restructuring Charge and Related Asset Impairments

In December 2002, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted). The Company recorded its asset impairments in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, and its restructuring charges, including personnel and other costs, in accordance with EITF No. 94-3. The Company has not early adopted SFAS No. 146. Any charges associated with future restructuring programs will be recorded in accordance with SFAS No. 146. This will spread the recognition of the restructuring expenses over a number of accounting periods as compared with EITF No. 94-3.

      The restructuring charge and related asset impairments were recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The related asset impairments of $68.7 million were determined by comparing the carrying value of the long-lived assets to the discounted cash flows that are expected to be generated by these assets. The fixed assets that have remained in use have been categorized as held and used. The depreciation has been adjusted to reflect the reduced carrying values of the facilities, which will be recognized over the closure period.

      The closing of the manufacturing and research facilities and reduction of sales and administrative-related positions cover approximately 3,150 employees worldwide. The reductions in workforce are permanent and affected all of the Company's operating segments, including Corporate. Approximately 1,200 of these positions are located at the manufacturing and research facilities that will be closed. Of the 3,150 positions to be eliminated, 2,230 were located in North America, 370 in Europe, 300 in Latin America and 250 in Asia-Pacific. At December 31, 2002, approximately 2,250 positions had been eliminated. A majority of the personnel costs associated with these reductions will be paid in 2003.

      Other closure/exit costs are a direct result of the restructuring plan. The majority of the other closure/exit costs are anticipated to be paid after the facilities cease production and prior to disposition. These costs include non-cancelable operating leases, security, utilities, maintenance, property taxes and other related costs that will be paid during the disposal period. The Company estimated the cost of exiting and terminating the facility leases based on the contractual terms of the agreements and real estate market conditions. Amounts related to the lease expense will be paid over the remaining lease terms through 2012.

      Activity in the reserves from the 2002 special charge was as follows:

                                                        PERSONNEL      FIXED ASSET  OTHER CLOSURE/
(In thousands)                                              COSTS      IMPAIRMENTS      EXIT COSTS            TOTAL
-------------------------------------------------------------------------------------------------------------------
2002 special charge reserves at inception            $    194,600     $     68,700    $     77,500     $    340,800
Cash expenditures                                         (30,900)              --          (4,500)         (35,400)
Impairments of fixed assets                                    --          (68,700)             --          (68,700)
-------------------------------------------------------------------------------------------------------------------
2002 special charge reserves at December 31, 2002    $    163,700     $         --    $     73,000     $    236,700
===================================================================================================================

Product Discontinuations

During the 2000 fourth quarter, the Company recorded a special charge of $267.0 million ($173.0 million after-tax or $0.13 per share-diluted) related to the discontinuation of certain products manufactured at the Company's Marietta, Pennsylvania, and Pearl River, New York, facilities. Approximately $227.1 million related to noncash costs for fixed asset impairments and inventory write-offs, with the remainder of the charge covering severance obligations, idle plant costs and contract termination costs. During 2002 and 2001, approximately $3.6 million and $7.8 million, respectively, of these costs were paid, leaving an accrual of $28.5 million at December 31, 2002. The timing of the remaining costs to be incurred has been delayed as the Company has continued to produce certain products in response to a


                                                                       Wyeth  37
potential market shortage for these products and the related medical necessity. As a result, the majority of the remaining costs will be expended in 2003.

Voluntary Market Withdrawals

In November 2000, the FDA requested that the pharmaceutical industry voluntarily stop producing and distributing products containing phenylpropanolamine (PPA). The Company immediately ceased global production and shipments of any products containing PPA and voluntarily withdrew any such products from customer warehouses and retail store shelves. As a result, the Company recorded a special charge of $80.0 million ($52.0 million after-tax or $0.04 per share-diluted) to provide primarily for product returns and the write-off of inventory. The Company already had reformulated a majority of the products involved in the voluntary market withdrawal and began shipping those products in the United States at the end of November 2000. At December 31, 2001, all amounts provided for the PPA voluntary market withdrawal had been utilized.

GOODWILL IMPAIRMENT

Based on projected profitability and future cash flows associated with the solid dose generic pharmaceuticals and the Solgar consumer healthcare product line, it was determined that goodwill related to these product lines, at December 31, 2000, was impaired. As a result, the Company recorded a charge of $401.0 million ($341.0 million after-tax or $0.26 per share-diluted) in 2000 to write down the carrying value of goodwill, to fair value, based upon discounted future cash flows.

TERMINATION FEE

On November 3, 1999, the Company and Warner-Lambert Company entered into an agreement to combine the two companies in a merger-of-equals transaction. On February 6, 2000, the merger agreement was terminated. The Company recorded income of $1,709.4 million ($1,111.1 million after-tax or $0.85 per share-diluted) in 2000 resulting from the receipt of a $1,800.0 million termination fee provided for under the merger agreement offset, in part, by certain related expenses.

4. Marketable Securities

The cost, gross unrealized gains (losses) and fair value of available-for-sale and held-to-maturity securities by major security type at December 31, 2002 and 2001 were as follows:

                                                             GROSS            GROSS
(In thousands)                                          UNREALIZED       UNREALIZED            FAIR
At December 31, 2002                          COST           GAINS         (LOSSES)           VALUE
---------------------------------------------------------------------------------------------------
Available-for-sale:
   U.S. Treasury securities           $    105,583    $        615     $        (15)   $    106,183
   Commercial paper                         57,397              --               --          57,397
   Certificates of deposit                  29,218              77               --          29,295
   Corporate debt securities               214,127           1,202             (388)        214,941
   Other debt securities                     9,702             150               --           9,852
   Institutional fixed income fund         510,574          16,312               --         526,886
---------------------------------------------------------------------------------------------------
Total available-for-sale                   926,601          18,356             (403)        944,554
---------------------------------------------------------------------------------------------------
Held-to-maturity:
   Time/term deposits                       30,002              --               --          30,002
   U.S. Treasury securities                  1,996              --               --           1,996
   Commercial paper                         10,473              --               --          10,473
   Certificates of deposit                  15,251              --               --          15,251
   Other debt securities                       999              --               --             999
---------------------------------------------------------------------------------------------------
Total held-to-maturity                      58,721              --               --          58,721
---------------------------------------------------------------------------------------------------
                                      $    985,322    $     18,356     $       (403)   $  1,003,275
===================================================================================================


                                                             GROSS            GROSS
(In thousands)                                          UNREALIZED       UNREALIZED            FAIR
At December 31, 2001                          COST           GAINS         (LOSSES)           VALUE
---------------------------------------------------------------------------------------------------
Available-for-sale:
   Time/term deposits                 $    900,900    $         --     $         --    $    900,900
   Commercial paper                        363,665              --               --         363,665
   Certificates of deposit                   7,469              --               --           7,469
   Government securities                     7,949              --               --           7,949
   Other debt securities                     2,005              --               --           2,005
---------------------------------------------------------------------------------------------------
Total available-for-sale              $  1,281,988    $         --     $         --    $  1,281,988
===================================================================================================


38  Wyeth

The contractual maturities of debt securities classified as available-for-sale and held-to-maturity as of December 31, 2002 were as follows:


                                                                            Fair
(In thousands)                                               Cost          Value
--------------------------------------------------------------------------------
Available-for-sale:
   Due within one year                                   $204,238       $204,207
   Due after one year through five years                  198,197        199,865
   Due after five years through 10 years                       --             --
   Due after 10 years                                      13,592         13,596
--------------------------------------------------------------------------------
                                                         $416,027       $417,668
================================================================================
Held-to-maturity:
   Due within one year                                   $ 58,721       $ 58,721
   Due after one year through five years                       --             --
   Due after five years through 10 years                       --             --
   Due after 10 years                                          --             --
--------------------------------------------------------------------------------
                                                         $ 58,721       $ 58,721
================================================================================

5. Goodwill and Other Intangibles

In accordance with SFAS No. 142, goodwill is required to be tested for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step.

      Goodwill in each reporting unit was tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 was initially adopted (transitional impairment test). Thereafter, it is required that goodwill must be tested for impairment at least on an annual basis (annual impairment test). The Company completed step one of the transitional impairment test during the second quarter of 2002 and its annual impairment test in the fourth quarter and determined there was no impairment of the recorded goodwill for any of the reporting units.

      The Company's other intangibles, which all have finite lives, are being amortized over their estimated useful lives ranging from three to 10 years.

      The following table presents the transitional disclosures for income
(loss) from continuing operations and basic and diluted earnings (loss) per share from continuing operations for the years ended December 31, 2002, 2001 and 2000, respectively, to reflect the adoption of SFAS No. 142 as of January 1, 2002. Such disclosures add back goodwill amortization to the 2001 and 2000 results to be comparable with the 2002 results, which do not include goodwill amortization in accordance with the adoption of SFAS No. 142:

(In thousands except per share amounts)

                                             2002           2001           2000
--------------------------------------------------------------------------------
As-reported income (loss) from
     continuing operations            $ 4,447,205    $ 2,285,294    $  (901,040)
Add back: goodwill amortization                --        153,926        172,206
--------------------------------------------------------------------------------
Adjusted income (loss) from
     continuing operations            $ 4,447,205    $ 2,439,220    $  (728,834)
================================================================================
Basic earnings (loss) per share from continuing operations:
As-reported                           $      3.35    $      1.74    $     (0.69)
Add back: goodwill amortization                --           0.12           0.13
--------------------------------------------------------------------------------
Adjusted                              $      3.35    $      1.86    $     (0.56)
================================================================================
Diluted earnings (loss) per share from continuing operations:
As-reported                           $      3.33    $      1.72    $     (0.69)
Add back: goodwill amortization                --           0.12           0.13
--------------------------------------------------------------------------------
Adjusted                              $      3.33    $      1.84    $     (0.56)
================================================================================

The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002 were as follows:

                                          PHARMA-       CONSUMER
(In thousands)                          CEUTICALS     HEALTHCARE          TOTAL
--------------------------------------------------------------------------------
Balance at January 1, 2002            $ 3,136,543    $   589,004    $ 3,725,547
Goodwill write-off*                       (10,035)            --        (10,035)
Currency translation adjustments           28,895          1,342         30,237
--------------------------------------------------------------------------------
Balance as of December 31, 2002       $ 3,155,403    $   590,346    $ 3,745,749
================================================================================

* Write-off relates primarily to allocation of goodwill to the Company's generic human injectables product line, which was sold in the 2002 fourth quarter (see Note 2).

6. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)                                              2002            2001
--------------------------------------------------------------------------------
Commercial paper                                      $3,787,145      $4,817,205
Notes payable:
   6.50% Notes due 2002                                       --         250,000
   5.875% Notes due 2004                                 500,000         500,000
   7.90% Notes due 2005                                1,000,000       1,000,000
   6.25% Notes due 2006                                1,000,000       1,000,000
   6.70% Notes due 2011                                1,500,000       1,500,000
   7.25% debentures due 2023                             250,000         250,000
Pollution control and industrial revenue bonds:
   2.1%-5.8% due 2006-2018                                74,250          83,950
Other debt:
   0.7%-17.0% due 2003-2009                               38,760          40,674
Fair value of debt attributable to interest
   rate swaps                                            200,780          12,802
--------------------------------------------------------------------------------
                                                       8,350,935       9,454,631
Less current portion                                     804,894       2,097,354
--------------------------------------------------------------------------------
                                                      $7,546,041      $7,357,277
================================================================================


                                                                       Wyeth  39

      The fair value of the Company's outstanding debt was $8,471.8 million and $9,607.7 million at December 31, 2002 and 2001, respectively. The fair value of the Company's outstanding debt was estimated based on market prices.

      The weighted average interest rate on the commercial paper outstanding at December 31, 2002 and 2001 was 1.87% and 2.09%, respectively. The commercial paper had original maturities that did not exceed 270 days and a weighted average remaining maturity of 25 days and 37 days at December 31, 2002 and 2001, respectively.

REVOLVING CREDIT FACILITIES

In March 2001, the Company obtained a $3,000.0 million, 364-day credit facility (which supported borrowings under the commercial paper program). In March 2002, the Company renewed this $3,000.0 million credit facility for an additional 364-day term. Any borrowings under the $3,000.0 million, 364-day credit facility that are outstanding upon its termination in March 2003 are extendible by the Company for an additional year. The portion of commercial paper outstanding at December 31, 2002 supported by the $3,000.0 million, 364-day credit facility was classified as Long-term debt since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper or through the use of its $3,000.0 million credit facility as described above. The credit facility contains substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the March 2001 credit facility.

      In March 2002, the Company reduced its $2,000.0 million credit facility to $1,000.0 million, which terminated on July 31, 2002. Subsequent to the termination, in August 2002, the Company obtained a new 364-day $2,000.0 million credit facility which supported borrowings under the commercial paper program. As a result of the proceeds received from the sales of the Company's Amgen common stock holdings, the committed amount available under the facility was reduced to zero on December 30, 2002, and the facility was terminated.

      The proceeds from the credit facilities may be used to support commercial paper and the Company's general corporate and working capital requirements, including payments related to the Redux and Pondimin diet drug litigation. At December 31, 2002 and 2001, there were no borrowings outstanding under the facilities.

NOTES

On March 30, 2001, the Company issued $3,000.0 million of Senior Notes (the Notes). These Notes consisted of three tranches, which pay interest semiannually on March 15 and September 15, in a transaction exempt from registration under the Securities Act of 1933, as amended (the Securities Act), pursuant to Rule 144A, as follows:

      -     $500.0 million 5.875% Notes due March 15, 2004

      -     $1,000.0 million 6.25% Notes due March 15, 2006

      -     $1,500.0 million 6.70% Notes due March 15, 2011

      As of June 15, 2001, pursuant to an exchange offer made by the Company, substantially all the Notes had been exchanged for new notes which have almost identical terms and which have been registered under the Securities Act.

      The interest rate payable on each series of Notes is subject to an increase of 0.25 percentage points per level of downgrade in the Company's credit rating by Moody's or S&P. However, the total adjustment to the interest rate for the series of Notes cannot exceed two percentage points. There is no adjustment to the interest rate payable on each series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $7.5 million of additional annual interest expense for every 0.25 percentage point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes is subject to a decrease of 0.25 percentage points for each level of credit rating increase. The interest rate payable for the series of Notes cannot be reduced below the original coupon rate of each series of Notes. In the case of the $1,500.0 million 6.70% Notes, the interest rate in effect on March 15, 2006 for such Notes will, thereafter, become the effective interest rate until maturity on March 15, 2011.

      The Company entered into two $750.0 million notional amount interest rate swaps relating to the $1,500.0 million 6.70% Notes under which the Company effectively converted the fixed rate of interest on these Notes to a floating rate, which is based on LIBOR. See Note 9 for further discussion of the interest rate swaps.

      In addition to the $3,000.0 million of Notes described above, the Company has outstanding the following non-callable, unsecured and unsubordinated debt instruments:

      - $1,000.0 million 7.90% Notes due February 2005 with interest payments due on February 15 and August 15

      - $250.0 million 7.25% debentures due March 2023 with interest payments due on March 1 and September 1

      The aggregate maturities of debt during the next five years and thereafter at December 31, 2002 are as follows:

(In thousands)
--------------------------------------------------------------------------------
2003                                                                  $  804,894
2004                                                                     506,476
2005                                                                   1,017,988
2006                                                                   1,012,487
2007                                                                         387
Thereafter                                                             2,008,703
--------------------------------------------------------------------------------
                                                                       5,350,935
Commercial paper classified as Long-term debt                          3,000,000
--------------------------------------------------------------------------------
Total debt                                                            $8,350,935
================================================================================

      Interest payments in connection with the Company's debt obligations for the years ended December 31, 2002, 2001 and 2000 amounted to $375.8 million, $331.7 million and $343.0 million, respectively.

      Interest expense, net included interest income of $92.1 million, $154.8 million and $181.3 million in 2002, 2001 and 2000, respectively. Interest capitalized in connection with capital projects was $88.0 million, $94.3 million and $43.3 million in 2002, 2001 and 2000, respectively.


40  Wyeth

7. Other Noncurrent Liabilities

Other noncurrent liabilities includes reserves for the Redux and Pondimin litigation (see Note 14), reserves relating to income taxes, environmental matters, product liability and other litigation, as well as restructuring, pension and other employee benefit liabilities, and minority interests.

      The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $379.7 million and $364.2 million at December 31, 2002 and 2001, respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of payments. See Note 14 for discussion of contingencies.

      In 2000, the Company introduced a new incentive program to employees, the Performance Incentive Award Program (PIA), which provides financial awards to employees based on the Company's operating results and the individual employee's performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA. The value of PIA awards for 2002, 2001 and 2000 was $39.6 million, $117.3 million and $94.7 million, respectively. Through 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provided for cash and deferred contingent common stock awards to key employees. Deferred contingent common stock awards plus accrued dividends, related to the MIP program, totaling 798,304 and 875,206 shares were outstanding at December 31, 2002 and 2001, respectively.

8. Pensions and Other Postretirement Benefits

PENSIONS: The Company sponsors various retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations. Total pension expense from continuing operations for both defined benefit and defined contribution plans for 2002, 2001 and 2000 was $208.5 million, $141.9 million and $107.7 million, respectively. Pension expense from continuing operations for defined contribution plans for 2002, 2001 and 2000 totaled $71.1 million, $67.0 million and $62.9 million, respectively.

      Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. Pension plan assets to fund the Company's obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company. Investment responsibility for these assets is assigned to outside investment managers, and employees do not have the ability to direct these assets.

      Generally, contributions to defined contribution plans are based on a percentage of the employee's compensation. The Company's 401(k) savings plans have been established for substantially all U.S. employees. Certain employees are eligible to enroll in the plan on their hire date and can contribute between 1% and 16% of their annual pay. The Company provides a matching contribution to eligible participants of 50% on the first 6% of annual pay contributed to the plan, or a maximum of 3% of annual pay. Employees can direct their contributions and the Company's matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including the Company's common stock. All contributions to the Company's common stock, whether by employee or employer, can be transferred to other fund choices daily.

      OTHER POSTRETIREMENT BENEFITS: The Company provides postretirement health care and life insurance benefits for retired employees of most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

      The change in projected benefit obligation, change in plan assets, reconciliation of funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit plans (principally U.S. plans) for 2002 and 2001 were as follows:

                                                                   PENSIONS            OTHER POSTRETIREMENT BENEFITS
                                                         ---------------------------   -----------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION (In thousands)           2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at January 1                $ 3,316,032     $ 3,210,575     $ 1,270,085     $ 1,020,330
Service cost                                                  95,695          78,634          31,764          24,179
Interest cost                                                233,169         226,786          87,681          76,966
Amendments and other adjustments                              95,537           9,796         (38,331)             --
Net actuarial loss                                           418,212         104,938         170,301         227,758
Benefits paid                                               (302,082)       (284,603)        (88,707)        (78,516)
Currency translation adjustment                               38,206         (30,094)            333            (632)
--------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at December 31              $ 3,894,769     $ 3,316,032     $ 1,433,126     $ 1,270,085
====================================================================================================================


                                                                       Wyeth  41

                                                                   PENSIONS            OTHER POSTRETIREMENT BENEFITS
                                                         ---------------------------   -----------------------------
CHANGE IN PLAN ASSETS (In thousands)                            2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at January 1                   $ 2,738,622     $ 2,816,016     $        --     $        --
Actual return on plan assets                                (215,402)       (213,908)             --              --
Amendments and other adjustments                              67,175           6,754              --              --
Company contributions                                        909,602         429,710          88,707          78,516
Benefits paid                                               (302,082)       (284,603)        (88,707)        (78,516)
Currency translation adjustment                               17,113         (15,347)             --              --
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                 $ 3,215,028     $ 2,738,622     $        --     $        --
====================================================================================================================

                                                                   PENSIONS            OTHER POSTRETIREMENT BENEFITS
                                                         ---------------------------   -----------------------------
RECONCILIATION OF FUNDED STATUS (In thousands)                  2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------------------
Funded status                                            $   679,741     $   577,410     $ 1,433,126     $ 1,270,085
Unrecognized net actuarial loss                           (1,459,416)       (603,051)       (406,684)       (243,292)
Unrecognized prior service cost                              (55,283)        (57,193)         23,639         (16,695)
Unrecognized net transition obligation                        (4,717)         (5,301)             --              --
--------------------------------------------------------------------------------------------------------------------
Net amount recognized                                    $  (839,675)    $   (88,135)    $ 1,050,081     $ 1,010,098
====================================================================================================================

                                                                        PENSIONS
AMOUNT RECOGNIZED IN THE                                 ----------------------------
CONSOLIDATED BALANCE SHEETS (In thousands)                       2002            2001
--------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                     $(1,084,072)    $  (212,967)
Accrued benefit liability                                    335,421         124,832
Intangible asset                                             (19,943)             --
Accumulated other comprehensive income                       (71,081)             --
--------------------------------------------------------------------------------------------------------------------
Net amount recognized                                    $  (839,675)    $   (88,135)
====================================================================================================================

      At December 31, 2002 and 2001, the accumulated benefit obligations (ABO), which represent the obligations for benefits earned in the defined benefit plans before considering plan assets, were $3,449.3 million and $2,971.8 million, respectively. The ABO exceeded the plan assets by $234.3 million and $233.2 million at December 31, 2002 and 2001, respectively. This difference is primarily attributable to unfunded executive retirement plans and certain international plans.

      In December 2002 and 2001, the Company made contributions to the U.S. defined benefit pension plans of $875.0 million and $400.0 million, respectively, due primarily to the decrease in the plan assets and, as a result, the anticipation of future statutory funding requirements. The contributions made during the last two years fully funded the primary U.S. defined benefit pension plan. The decline in the global equity markets that occurred during the past three years contributed significantly to the decrease in the plan assets. The impact of the negative market returns caused most of the increase in the unrecognized net actuarial loss since most of the difference between the expected return and actual return on plan assets is deferred.

      The net actuarial loss for other postretirement benefits of $170.3 million in 2002 resulted primarily from a change in the assumption for future increases in per capita cost of health care benefits and other changes in actuarial assumptions.

      There were no plan assets for the Company's other postretirement benefit plans at December 31, 2002 and 2001 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was $85.0 million at December 31, 2002 and 2001.

      Assumptions used in developing the projected benefit obligations at December 31 were as follows (the expected return on plan assets is used in the determination of the net periodic benefit cost in the following year):


                                                                      PENSIONS                  OTHER POSTRETIREMENT BENEFITS
WEIGHTED AVERAGE ASSUMPTIONS                            -----------------------------------   ---------------------------------
AT DECEMBER 31,                                            2002         2001         2000         2002        2001        2000
-------------------------------------------------------------------------------------------------------------------------------
Discount rate                                              6.75%        7.25%         7.5%        6.75%       7.25%        7.5%
Rate of compensation Increase                               4.0%         4.0%         4.0%          --          --          --
Expected return on plan assets                              9.0%        9.25%         9.5%          --          --          --
Increases in per capita cost of health care benefits
   that gradually decrease and are held constant
   after four years                                           --           --           --    9.5%-5.0%   9.5%-5.0%   7.0%-5.0%
===============================================================================================================================


42  Wyeth

      The assumed health care cost trend rates have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rates would increase the postretirement benefit obligation by $178.8 million and the total service and interest cost components by $16.8 million. A one percentage point decrease in the assumed health care cost trend rates would decrease the postretirement benefit obligation by $147.7 million and the total service and interest cost components by $13.6 million.

      Net periodic benefit cost from continuing operations of the Company's defined benefit plans for 2002, 2001 and 2000 (principally U.S. plans) was as follows:

COMPONENTS OF NET PERIODIC BENEFIT COST                             PENSIONS                    OTHER POSTRETIREMENT BENEFITS
FROM CONTINUING OPERATIONS                             -----------------------------------    ---------------------------------
(In thousands)                                              2002         2001         2000         2002        2001        2000
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                           $  95,695    $  78,634    $  74,656    $  31,764   $  24,179   $  20,460
Interest cost                                            233,169      226,786      225,248       87,681      76,966      77,666
Expected return on plan assets                          (236,490)    (246,449)    (270,131)          --          --          --
Amortization of prior service cost                         7,146       11,720       10,704        2,003       2,003         330
Amortization of transition obligation                      1,057        1,999        2,184           --          --          --
Recognized net actuarial loss                             36,798        2,250        2,091        7,164         127         134
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost from continuing operations   $ 137,375    $  74,940    $  44,752    $ 128,612   $ 103,275   $  98,590
===============================================================================================================================

      Net periodic pension benefit cost from continuing operations was higher in 2002 compared with 2001 due primarily to increases in the service cost and the recognized net actuarial loss of the U.S. pension plans. The recognized net actuarial loss increased as a result of amortizing the unrecognized net actuarial loss which represents actuarial losses accumulated through 2001, primarily resulting from the negative market returns discussed above.

      In 2000, as a result of the sale of the Cyanamid Agricultural Products business, the Company realized a curtailment gain related to the pension plans of $25.5 million. This curtailment gain was recorded in Loss on disposal of agricultural products business.

9. Derivative Instruments and Foreign Currency Risk Management Programs

As of January 1, 2001, the Company adopted SFAS Nos. 133 and 138, which require that all derivative financial instruments be measured at fair value and be recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either income (loss) or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The fair value of forward contracts and interest rate swaps reflects the present value of the future potential gain or loss if settlement were to take place on December 31, 2002, with the fair value of option contracts reflecting the present value of future cash flows if the contracts were settled on December 31, 2002. The impact on the Company's financial position, results of operations and cash flows, upon adoption of these pronouncements, was immaterial.

      The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts outstanding as of December 31, 2002 were as follows:

      1. Short-term foreign exchange forward contracts and swap contracts are used to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings in accordance with the requirements of SFAS Nos. 133 and 138. The Company recorded a loss of $88.1 million and a gain of $28.7 million in Other income, net relating to gains and losses on these foreign exchange forward contracts and swap contracts for 2002 and 2001, respectively. These amounts consist of gains and losses from contracts settled during 2002 and 2001, as well as contracts outstanding at December 31, 2002 and 2001 that are recorded at fair value.

      2. The Company uses foreign currency put options and foreign currency forward contracts in its cash flow hedging program to cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges and, in accordance with SFAS Nos. 133 and 138, any unrealized gains or losses are included in accumulated other comprehensive income (loss) with the corresponding asset or liability recorded on the balance sheet. As of December 31, 2002 and 2001, an after-tax loss of $17.6 million and an after-tax gain of $4.4 million, respectively, relating to these cash flow hedges were included in Accumulated other comprehensive loss with the corresponding assets/liabilities recorded in Other current assets including deferred taxes/Accrued expenses. The unrealized net losses in Accumulated other comprehensive loss will be reclassified into the Consolidated Statement of Operations when the inventory is sold to a third party. As such, the Company anticipates recognizing


                                                                       Wyeth  43
            these net losses during the next six months. For the years ended December 31, 2002 and 2001, the Company had losses of $12.1 million and gains of $33.8 million, respectively, included in Other income, net relating to these cash flow hedges. Put option contracts outstanding as of December 31, 2002 expire no later than September 2003.

                  Occasionally the Company purchases foreign currency put
            options outside of the cash flow hedging program to protect additional intercompany inventory sales. These put options do not qualify as cash flow hedges under SFAS Nos. 133 and 138 and were recorded at fair value with all gains or losses, which were not significant for 2001, recognized in current period earnings. The Company did not purchase any foreign currency put options outside of the cash flow hedging program during 2002.

      In addition to the programs identified above, the Company has entered into a foreign exchange forward contract to hedge against foreign exchange fluctuations on a yen-denominated long-term intercompany loan to the Company's Japanese subsidiary. The forward contract has been designated as and qualifies for foreign currency cash flow hedge accounting treatment. As of December 31, 2002 and 2001, the Company had recorded after-tax gains of $3.3 million and $3.5 million, respectively, in Accumulated other comprehensive loss relating to this foreign exchange forward contract.

      The Company also has entered into interest rate swaps to manage interest rate exposures. The Company strives to achieve a desired balance between fixed-rate and floating-rate debt and has entered into two effective fair value interest rate swaps on its $1,500.0 million 6.70% Notes to ensure this desired balance between fixed-rate and floating-rate debt. The interest rate swaps effectively converted a portion of the Company's fixed-rate debt into floating-rate debt. Interest expense on the $1,500.0 million 6.70% Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of the swaps relating to the $1,500.0 million 6.70% Notes, excluding accrued interest, were assets of $200.8 million and $12.8 million as of December 31, 2002 and 2001, respectively. The fair value of these swaps has been recorded in Other assets including deferred taxes with the corresponding adjustment recorded to the underlying 6.70% Notes in Long-term debt.

10. Income Taxes

The provision (benefit) for federal and foreign income taxes from continuing operations consisted of:

(In thousands)
Years Ended December 31,                     2002           2001           2000
--------------------------------------------------------------------------------
Current:
   Federal                            $   159,487      $ (96,805)     $ 321,484
   Foreign                                381,018        412,438        292,798
--------------------------------------------------------------------------------
                                          540,505        315,633        614,282
Deferred:
   Federal                              1,126,839        270,144       (836,883)
   Foreign                                (17,304)        (2,324)        22,601
--------------------------------------------------------------------------------
                                        1,109,535        267,820       (814,282)
--------------------------------------------------------------------------------
                                      $ 1,650,040      $ 583,453      $(200,000)
================================================================================

      Net deferred tax assets inclusive of valuation allowances for certain deferred tax assets were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)                                             2002             2001
--------------------------------------------------------------------------------
Net current deferred tax assets                      $1,187,451       $1,526,690
Net noncurrent deferred tax assets                      802,581        1,583,599
--------------------------------------------------------------------------------
Net deferred tax assets                              $1,990,032       $3,110,289
================================================================================

      Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves, which currently are not deductible for tax purposes, as well as net operating loss carryforwards generated primarily from deductible payments associated with the Redux and Pondimin diet drug litigation. Deferred tax liabilities result principally from tax on earnings expected to be remitted to the United States, the use of accelerated depreciation for tax purposes, contributions made to the Company's pension plans and taxes to be paid on expected gains to be realized on selling the remaining shares of Amgen common stock the Company held at December 31, 2002.


44  Wyeth

      The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)                                              2002           2001
--------------------------------------------------------------------------------
Deferred tax assets:
    Diet drug product litigation accruals            $   682,927    $   650,192
    Product litigation and environmental
       liabilities and other accruals                    590,087        660,282
    Postretirement, pension and other
       employee benefits                                 579,547        536,676
    Net operating loss and other tax
       credit carryforwards                            1,228,939      1,756,522
    Goodwill impairment                                   48,836         52,837
    Restructuring and product discontinuations           128,509        113,638
    Inventory reserves                                   163,936        127,175
    Investments and advances                              27,685         31,869
    Research and development costs                       493,303        554,521
    Intangibles                                           63,288         58,538
    Other                                                 57,991         40,375
--------------------------------------------------------------------------------
Total deferred tax assets                              4,065,048      4,582,625
================================================================================

Deferred tax liabilities:
   Tax on earnings expected to be remitted
      to the United States                              (700,000)      (700,000)
   Depreciation                                         (343,762)      (370,916)
   Pension benefits and other employee benefits         (345,606)      (140,004)
   Investments                                          (478,441)            --
   Equity investments                                         --       (110,204)
   Other                                                (158,570)      (101,630)
--------------------------------------------------------------------------------
Total deferred tax liabilities                        (2,026,379)    (1,422,754)
--------------------------------------------------------------------------------
Deferred tax asset valuation allowances                  (48,637)       (49,582)
--------------------------------------------------------------------------------
Net deferred tax assets                              $ 1,990,032    $ 3,110,289
================================================================================

      Valuation allowances have been established for certain deferred tax assets related to environmental liabilities and other operating accruals as the Company determined that it was more likely than not that these benefits will not be realized.

      The Company has provided $700.0 million of federal income taxes on unremitted earnings from its international subsidiaries that may be remitted back to the United States. Federal income taxes were not provided on unremitted earnings expected to be permanently reinvested internationally. If federal income taxes were provided, they would approximate $930.0 million.

      Reconciliations between the Company's effective tax rate and the U.S. statutory rate from continuing operations, excluding the diet drug litigation charges in 2002, 2001 and 2000 (see Note 14), gains relating to Immunex/Amgen common stock transactions (see Note 2), the effect of the termination fee in 2000 (see Note 3), goodwill impairment in 2000 (see Note 3) and special charges in 2002 and 2000 (see Note 3), were as follows:

TAX RATE
Years Ended December 31,                            2002       2001       2000
------------------------------------------------------------------------------
U.S. statutory rate                                 35.0%      35.0%      35.0%
Effect of Puerto Rico and Ireland
   manufacturing operations                        (10.3)      (9.1)      (8.6)
Research credits                                    (1.9)      (2.1)      (1.7)
Goodwill amortization                                 --        1.2        1.5
Other, net                                          (1.7)      (0.9)      (0.7)
------------------------------------------------------------------------------
Effective tax rate from
   continuing operations                            21.1%      24.1%      25.5%
==============================================================================

      Including the effect of the 2002 litigation charge and special charge (which had tax benefits of 35.0% and 31.5%, respectively) and gains relating to Immunex/Amgen common stock transactions (which had a tax provision of 35.6%), the overall effective tax rate from continuing operations in 2002 was 27.1%. Including the effect of the 2001 litigation charge (which had a 35.3% tax benefit), the overall effective tax rate from continuing operations in 2001 was 20.3%. Including the effect of the termination fee and the gain on the sale of Immunex common stock in 2000 (which had tax provisions of 35.0% and 31.4%, respectively) and the tax benefits associated with the 2000 litigation charge, goodwill impairment and special charges (with effective rates of 28.3%, 15.0% and 35.2%, respectively), the overall effective tax rate from continuing operations in 2000 was an 18.2% tax benefit.

      Total income tax payments, net of tax refunds, for continuing and discontinued operations in 2002, 2001 and 2000 amounted to $535.8 million, $493.6 million and $1,038.3 million, respectively.

11. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2002 and 2001. Of the authorized preferred shares, there is a series of shares (18,318 and 20,486 outstanding at December 31, 2002 and 2001, respectively) which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

      On October 7, 1999, the Company's Board of Directors declared a dividend of one preferred share purchase right for each share of common stock outstanding on October 18, 1999. The rights also apply to all future stock issuances. Each right permits the holder, under certain circumstances and upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Junior Participating


                                                                        Wyeth 45

Preferred Stock of the Company (the Series A Preferred Stock) at an exercise price of $225 per one one-thousandth of a share of Series A Preferred Stock under a Rights Plan relating to such Series A Preferred Stock. The 5,000,000 shares of preferred stock authorized will be used for the exercise of any preferred share purchase rights. The Rights Plan has provisions that are triggered if any person or group acquires beneficial ownership of 15% or more of the outstanding common stock or acquires the Company in a merger or other business combination (an Acquiring Person). In such event, stockholders (other than the Acquiring Person) would receive stock of the Company or the Acquiring Person, as the case may be, having a market value of twice the exercise price along with substantially increased voting and dividend rights, among other things. The rights expire on October 7, 2009, and prior to there being an Acquiring Person, the Company may redeem the rights issued under the Rights Plan for $0.01 per right. The Company can, for as long as the rights are then redeemable, supplement or amend the Rights Plan in any respect without the approval of any holders of the rights. At any time after the rights no longer are redeemable, the Company may supplement or amend the Rights Plan in certain respects provided that no such supplement or amendment shall adversely affect the interests of the holders of Rights Certificates as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

      Changes in outstanding common shares during 2002, 2001 and 2000 were as follows:

(In thousands except
shares of preferred stock)                     2002          2001          2000
--------------------------------------------------------------------------------
Balance at January 1                      1,320,570     1,311,774     1,303,916
Issued for stock options                      7,233         8,550        15,123
Purchases of common stock
   for treasury                              (2,000)           --        (7,414)
Conversions of preferred stock
   (2,168, 1,462 and 2,293
   shares in 2002, 2001 and
   2000, respectively) and
   other exchanges                              252           246           149
--------------------------------------------------------------------------------
Balance at December 31                    1,326,055     1,320,570     1,311,774
================================================================================

      The Company has a common stock repurchase program under which the Company is authorized to repurchase common shares. During 2002, the Company repurchased 2,000,000 shares of common stock. At December 31, 2002, the Company was authorized to repurchase 4,492,460 common shares in the future.

      Shares of common stock held in treasury at December 31, 2002 and 2001 were 96,276,705 and 101,684,219, respectively. The Company has not retired any shares held in treasury during 2002 and 2001.

12. Stock Options

      The Company has five Stock Incentive Plans. Under the Stock Incentive Plans, options and restricted stock may be granted to purchase a maximum of 246,000,000 shares at prices not less than 100% of the fair market value of the Company's common stock on the date the option is granted. At December 31, 2002, there were 54,626,772 shares available for future grants under the Stock Incentive Plans. No further grants may be made under the Stock Incentive Plan approved in 1990.

      The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years may be made to selected officers and employees. All stock option grants vest ratably over a three-year term. The plans also provide for the granting of stock appreciation rights (SAR), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2002, there were no outstanding SARs.

      The Stock Incentive Plans allow for, among other things, the issuance of up to 32,000,000 shares, in the aggregate, as restricted stock awards. Restricted stock awards representing 326,510, 290,995 and 148,900 units were granted in 2002, 2001 and 2000, respectively, to certain employees, including key executives. Most of these units are converted to shares of restricted stock based on the achievement of certain performance criteria related to performance years 2000 through 2006. The remaining units are converted generally at the end of four years.

      Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares may be granted to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. Under this plan, each director who is not a current or former employee receives a grant of stock options (currently 4,000 options per year) on the day of each annual meeting, which generally become exercisable on the next annual meeting date. Stock options granted to non-employee directors were 36,000, 36,000 and 21,000 in 2002, 2001 and 2000, respectively. Shares available for future grants at December 31, 2002 were 136,000.

      Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered prior to the end of a five-year restricted period. At December 31, 2002, 63,200 shares were available for future grants.


46 Wyeth

     Stock option information related to the plans was as follows:

                                                 WEIGHTED                       WEIGHTED                       WEIGHTED
                                                  AVERAGE                        AVERAGE                        AVERAGE
                                                 EXERCISE                       EXERCISE                       EXERCISE
STOCK OPTIONS                        2002           PRICE           2001           PRICE           2000           PRICE
-----------------------------------------------------------------------------------------------------------------------
Outstanding at January 1      100,003,072          $48.57     82,751,313          $43.74     85,244,130          $39.13
Granted                        32,907,776           52.29     28,360,196           56.89     16,496,678           56.51
Canceled/forfeited             (2,866,185)          56.67     (2,558,655)          57.36     (3,866,134)          58.32
Exercised (2002-$14.52 to
  $65.16 per share)            (7,232,908)          30.09     (8,549,782)          26.74    (15,123,361)          27.90
-----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31    122,811,755           50.47    100,003,072           48.57     82,751,313           43.74
=======================================================================================================================
Exercisable at December 31     68,484,510           47.57     57,205,798           41.93     51,830,094           35.31
=======================================================================================================================

      The following table summarizes information regarding stock options outstanding at December 31, 2002:

                                       OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
-----------------------------------------------------------------------       -----------------------------
                                             WEIGHTED
                                              AVERAGE          WEIGHTED                            WEIGHTED
RANGE OF                   NUMBER           REMAINING           AVERAGE            NUMBER           AVERAGE
EXERCISE PRICES       OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE       EXERCISABLE    EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------
$14.52 to 19.99         8,687,206           1.6 years            $17.96         8,687,206            $17.96
 20.00 to 29.99         3,208,270           3.2 years             26.35         3,208,270             26.35
 30.00 to 39.99        20,886,087           6.8 years             35.48        10,414,279             36.18
 40.00 to 49.99           665,280           6.7 years             45.35           466,985             46.15
 50.00 to 59.99        49,863,882           7.4 years             55.27        28,739,122             54.34
 60.00 to 65.32        39,501,030           8.0 years             61.51        16,968,648             62.29
-----------------------------------------------------------------------------------------------------------
                      122,811,755                                              68,484,510
===========================================================================================================

13. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of changes in foreign currency translation adjustments, net unrealized gains (losses) on derivative contracts, net unrealized gains on marketable securities and minimum pension liability adjustments. The following table sets forth the changes in each component of Accumulated other comprehensive loss:

                                       FOREIGN       NET UNREALIZED       NET UNREALIZED             MINIMUM           ACCUMULATED
                                      CURRENCY       GAINS (LOSSES)             GAINS ON             PENSION                 OTHER
                                   TRANSLATION        ON DERIVATIVE           MARKETABLE           LIABILITY         COMPREHENSIVE
(In thousands)                     ADJUSTMENTS(1)         CONTRACTS(2)        SECURITIES(2)      ADJUSTMENTS(2)               LOSS
----------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 2000             $(614,967)             $     --            $   1,482            $     --            $(613,485)
Period change                         (70,496)                   --               11,422                  --              (59,074)
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000            (685,463)                   --               12,904                  --             (672,559)
Period change                        (166,200)                7,865               (2,134)                 --             (160,469)
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001            (851,663)                7,865               10,770                  --             (833,028)
Period change                         226,797               (22,132)             520,483             (47,691)             677,457
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2002           $(624,866)             $(14,267)           $ 531,253            $(47,691)           $(155,571)
==================================================================================================================================

(1) Income taxes are generally not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.

(2) Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts in 2002 and 2001 were $9,500 and $(1,000), respectively; for net unrealized gains on marketable securities in 2002 were $(279,200); and for minimum pension liability adjustments in 2002 were $23,390.


                                                                       Wyeth  47

14. Contingencies and Commitments

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business (see Note 7 for discussion of environmental matters). It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

      The Company has been named as a defendant in numerous legal actions relating to the diet drugs Pondimin (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") or Redux, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of Redux and/or Pondimin, independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease.

      On October 7, 1999, the Company announced a nationwide class action settlement (the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. The settlement covers all claims arising out of the use of Redux or Pondimin, except for claims of primary pulmonary hypertension (PPH), and is open to all Redux or Pondimin users in the United States.

      On November 23, 1999, U.S. District Judge Louis C. Bechtle granted preliminary approval of the settlement and directed that notice of the settlement terms be provided to class members. The notice program began in December 1999. In early May 2000, the district court held a hearing on the fairness of the terms of the settlement, with an additional one-day hearing on August 10, 2000. On August 28, 2000, Judge Bechtle issued an order approving the settlement. Several appeals were taken from that order to the U.S. Court of Appeals for the Third Circuit. All but one of those appeals was withdrawn during 2001, and, on August 15, 2001, the Third Circuit affirmed the approval of the settlement. When no petitions to the U.S. Supreme Court for certiorari were filed by January 2, 2002, the settlement was deemed to have received final judicial approval on January 3, 2002.

      Under the terms of the nationwide class action settlement, the period during which class members could register to receive a screening echocardiogram from the settlement trust ended on August 2, 2002. Those echocardiograms must be completed by July 3, 2003 unless that date is further extended by the court. Class members whose trust-supplied echocardiograms demonstrate FDA-positive levels of heart valve regurgitation (mild or greater aortic valve regurgitation or moderate or greater mitral valve regurgitation) will have 120 days to elect either to remain in the settlement or to withdraw from the settlement and proceed as an intermediate opt out (with specific rights and limitations defined in the settlement). Class members who chose to obtain their own echocardiogram outside of the settlement were required to have completed those echocardiograms by January 3, 2003; the date by which any of those class members whose echocardiograms show FDA-positive levels of regurgitation must make such an election is May 3, 2003.

      As originally designed, the settlement was composed of two settlement funds. Fund A (with a present value at the time of settlement of $1,000.0 million) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A has been fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims.

      In December 2002, following a joint motion by the Company and plaintiffs' counsel, the Court approved an amendment to the settlement agreement which provided for the merger of Funds A and B into a combined fund which now will cover all expenses and injury claims in connection with the settlement. The effect of the merger is to accelerate the spillover of the expected remainder in Fund A, which now will be available to pay Fund B claims. The merger of the two funds took place in January 2003.

      Payments into the settlement fund may continue, if needed, until 2018. Payments to the settlement funds in 2002, 2001 and 2000 were $822.7 million, $936.7 million and $383.0 million, respectively.

      Diet drug users choosing to opt out of the settlement class were required to do so by March 30, 2000. The Company has resolved the claims of all but a small percentage of these initial opt outs and continues to work toward resolving those that remain.

      The settlement agreement also gives class members who participate in the settlement the opportunity to opt out of the settlement at two later stages, although there are restrictions on the nature of claims they can pursue outside of the settlement. Class members who are diagnosed with certain levels of valvular regurgitation within a specified time frame can opt out following their diagnosis and prior to receiving any further benefits under the settlement (intermediate opt outs). Class members who are diagnosed with certain levels of regurgitation and who elect to remain in the settlement, but who later develop a more severe valvular condition, may opt out at the time the more serious condition develops (back-end opt outs). Under either of these latter two opt out alternatives, class members may not seek or recover punitive damages, may sue only for the condition giving rise to the opt out right, and may not rely on verdicts, judgments or factual findings made in other lawsuits.

      On January 18, 2002, as collateral for the Company's financial obligations under the settlement, the Company established a security fund in the amount of $370.0 million and recorded such amount in Other assets including deferred taxes. In April 2002, pursuant to an agreement among the Company, class counsel and representatives of the settlement trust, an additional $45.0 million (later reduced to $35.0 million), also included in Other assets including deferred taxes, was added to the security fund, bringing the total amount in the security fund to $405.0 million. The amounts in the security fund are owned by the Company and will earn interest income for the Company while


48  Wyeth
residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company's credit rating, as reported by both Moody's and S&P, falls below investment grade.

      The Company recorded an initial litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share-diluted) in connection with the Redux and Pondimin litigation in 1999, an additional charge of $7,500.0 million in 2000 ($5,375.0 million after-tax or $4.11 per share-diluted), a third litigation charge of $950.0 million ($615.0 million after-tax or $0.46 per share-diluted) in 2001 and a fourth charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share-diluted) in the 2002 third quarter. The principal reason for the charge taken in the 2002 third quarter was that the volume and size of the claims filed in the nationwide diet drug settlement were greater than anticipated.

      These charges are intended to cover the total amount required to resolve all diet drug litigation, including anticipated funding requirements for the nationwide class action settlement, costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right, costs to resolve the claims of PPH claimants and initial opt out claimants, and administrative and litigation expenses.

      At December 31, 2002, $1,950.7 million of the litigation accrual remained; $925.0 million and $1,025.7 million were included in Accrued expenses and Other noncurrent liabilities, respectively. At December 31, 2001, $1,857.7 million of the then-existing litigation accrual remained; $1,150.0 million and $707.7 million were included in Accrued expenses and Other noncurrent liabilities, respectively. Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $1,307.0 million, $7,257.9 million and $3,966.8 million for 2002, 2001 and 2000, respectively.

      Based upon the information available at this time, the Company believes that its reserves will be adequate to cover the remaining obligations relating to the diet drug litigation. However, in light of the inherent uncertainty in estimating litigation exposure and the fact that substantial additional information will become available in the coming months, it is possible that additional reserves will be required.

      The Company is self-insured against ordinary product liability risks and has liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers.

      In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

COMMITMENTS:

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2002 are as follows:

(In thousands)
--------------------------------------------------------------------------------
2003                                                                    $ 89,698
2004                                                                      69,271
2005                                                                      64,051
2006                                                                      55,355
2007                                                                      52,429
Thereafter                                                                60,307
--------------------------------------------------------------------------------
Total rental commitments                                                $391,111
================================================================================

      Rental expense from continuing operations for all operating leases was $156.0 million, $133.7 million and $128.2 million in 2002, 2001 and 2000, respectively.

15. Company Data by Segment

The Company has three reportable segments: Pharmaceuticals, Consumer Healthcare and Corporate. The Company's Pharmaceuticals and Consumer Healthcare reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they manufacture, distribute and sell distinct products and provide services, which require various technologies and marketing strategies.

      The Pharmaceuticals segment manufactures, distributes and sells branded human ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments and immunological products. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants.

      The Consumer Healthcare segment manufactures, distributes and sells over-the-counter health care products that include analgesics, cough/cold/allergy remedies, nutritional supplements, herbal products, and hemorrhoidal, antacid, asthma and other relief items.

      Corporate is responsible for the treasury, tax and legal operations of the Company's businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company which are not allocated to the other reportable segments.

      The accounting policies of the segments described above are the same as those described in "Summary of Significant Accounting Policies" in Note 1. The Company evaluates the performance of the Pharmaceuticals and Consumer Healthcare reportable segments based on income from continuing operations before taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains on the sales of investments and other corporate assets, gains


                                                                       Wyeth  49
relating to Immunex/Amgen common stock transactions, the Warner-Lambert Company termination fee, certain litigation provisions, including the Redux and Pondimin litigation charges, goodwill impairment, special charges and other miscellaneous items.

COMPANY DATA BY REPORTABLE SEGMENT

(Dollar amounts in millions)
YEARS ENDED DECEMBER 31,                          2002        2001         2000
--------------------------------------------------------------------------------
NET REVENUE FROM CUSTOMERS(1)
Pharmaceuticals                              $12,386.6   $11,716.5    $10,772.6
Consumer Healthcare                            2,197.4     2,267.2      2,308.7
--------------------------------------------------------------------------------
Consolidated Total                           $14,584.0   $13,983.7    $13,081.3
================================================================================

INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE TAXES(2)
Pharmaceuticals                              $ 3,505.5   $ 3,503.5    $ 2,919.5
Consumer Healthcare                              608.0       592.1        626.6
Corporate(3)                                   1,983.7    (1,226.9)    (4,647.1)
--------------------------------------------------------------------------------
Consolidated Total                           $ 6,097.2   $ 2,868.7    $(1,101.0)
================================================================================

DEPRECIATION AND
AMORTIZATION EXPENSE(2)
Pharmaceuticals                              $   434.8   $   539.1    $   458.8
Consumer Healthcare                               32.1        53.1         61.0
Corporate                                         17.8        15.5         15.2
--------------------------------------------------------------------------------
Consolidated Total                           $   484.7   $   607.7    $   535.0
================================================================================

EXPENDITURES FOR
LONG-LIVED ASSETS(5)
Pharmaceuticals                              $ 1,789.4   $ 1,827.7    $ 1,720.1
Consumer Healthcare                               40.1        67.8         38.4
Corporate                                        126.3       137.1         55.0
--------------------------------------------------------------------------------
Consolidated Total                           $ 1,955.8   $ 2,032.6    $ 1,813.5
================================================================================

TOTAL ASSETS AT DECEMBER 31,
Pharmaceuticals(4)                           $14,169.8   $13,820.3    $12,388.6
Consumer Healthcare                            1,709.8     1,736.3      1,697.2
Corporate                                     10,115.3     7,411.3      7,006.7
--------------------------------------------------------------------------------
Consolidated Total                           $25,994.9   $22,967.9    $21,092.5
================================================================================

COMPANY DATA BY GEOGRAPHIC SEGMENT

(Dollar amounts in millions)
YEARS ENDED DECEMBER 31,                          2002        2001         2000
--------------------------------------------------------------------------------
NET REVENUE FROM CUSTOMERS(1)(5)
United States                                $ 9,233.8   $ 8,903.2    $ 7,912.8
United Kingdom                                   750.6       680.2        896.3
Other International                            4,599.6     4,400.3      4,272.2
--------------------------------------------------------------------------------
Consolidated Total                           $14,584.0   $13,983.7    $13,081.3
================================================================================

LONG-LIVED ASSETS AT DECEMBER 31,(5)
United States                                $ 7,737.7   $ 7,332.1    $ 6,228.8
Ireland                                        1,341.0       652.7        386.2
Other International                            2,670.2     2,482.6      2,688.6
--------------------------------------------------------------------------------
Consolidated Total                           $11,748.9   $10,467.4    $ 9,303.6
================================================================================

(1) The Company adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses. Net revenue for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance.

(2) Income (loss) from continuing operations before taxes included goodwill amortization for 2001 and 2000 as follows: Pharmaceuticals - $136.8 and $147.8, respectively, and Consumer Healthcare - $23.7 and $31.8, respectively. The Company ceased amortizing goodwill in accordance with SFAS No. 142 effective January 1, 2002.

(3) 2002, 2001 and 2000 Corporate included litigation charges of $1,400.0, $950.0 and $7,500.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drug products Redux or Pondimin. The charges are intended to cover all anticipated payments in connection with the nationwide class action settlement, costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right, costs to resolve the claims of PPH claimants and initial opt out claimants, and administrative and litigation expenses (see Note 14). The charges related to the Pharmaceuticals operating segment.

2002 Corporate also included:

- A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs (see Note 2). The gain related to the Pharmaceuticals operating segment.

- A gain of $1,454.6 on the sale of a portion of the Company's Amgen common stock holdings. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses (see Note 2). The gain related to the Pharmaceuticals operating segment.

- A special charge of $340.8 for restructuring and related asset impairments (see Note 3). The charge related to the reportable segments as follows:
      Pharmaceuticals - $307.6, Consumer Healthcare - $17.1 and Corporate -
      $16.1.

2000 Corporate also included:

- Income of $1,709.4 resulting from the receipt of an $1,800.0 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses (see Note 3).

- Income of $2,061.2 relating to the Company selling a portion of its investment in Immunex common stock in a public equity offering with Immunex (see Note 2). The transaction related to the Pharmaceuticals operating segment.

- Goodwill impairment of $401.0 related to the goodwill associated with generic pharmaceuticals and the Solgar consumer healthcare product line. The charge related to the operating segments as follows: Pharmaceuticals - $231.0 and Consumer Healthcare - $170.0 (see Note 3).

- A special charge of $80.0 related to the voluntary ceasing of production and subsequent market withdrawal of products containing PPA (see Note 3). The charge related to the Consumer Healthcare operating segment.

- A special charge of $267.0 related to costs associated with certain product discontinuations (see Note 3). The charge related to the Pharmaceuticals operating segment.


50  Wyeth

(4) 2001 and 2000 included an equity method investment in Immunex of $845.4 and $759.2, respectively. The Company did not retain an equity method investment in Immunex subsequent to July 15, 2002 (see Note 2).

(5) Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer. Long-lived assets consist of property, plant and equipment, goodwill, other intangibles, and other assets, excluding deferred taxes, net investments in equity companies and other investments.

16. Subsequent Events

ISSUANCE OF $1,800.0 MILLION OF NOTES

On February 11, 2003, the Company issued $1,800.0 million of Notes. The issuance consisted of two tranches of Notes, each of which pay interest semiannually as follows:

      - $300.0 million 4.125% Notes due March 1, 2008 with interest payments due on March 1 and September 1

      - $1,500.0 million 5.25% Notes due March 15, 2013 with interest payments due on March 15 and September 15

      The interest rate payable on both tranches of Notes is subject to an increase of 0.25 percentage points per level of downgrade in the Company's credit rating by Moody's or S&P. However, the total adjustment to the interest rate for either series of Notes cannot exceed two percentage points. There is no adjustment to the interest rate payable on either series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $4.5 million of additional annual interest expense for every 0.25 percentage point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes is subject to a decrease of 0.25 percentage points for each level of credit rating increase. The interest rate payable for both series of Notes cannot be reduced below the original coupon rate of either series of Notes. In the case of both series of Notes, the interest rate in effect on March 15, 2006 for such Notes will, thereafter, become the effective interest rate until maturity.

      The Company entered into two interest rate swaps with an aggregate notional amount of $300.0 million relating to the $300.0 million 4.125% Notes and two interest rate swaps with an aggregate notional amount of $1,500.0 million relating to the $1,500.0 million 5.25% Notes whereby the Company effectively converted the fixed rate of interest on these Notes to a floating rate, which is based on LIBOR.

NEW CREDIT FACILITY

In March 2003, the Company's $3,000.0 million credit facility matured. Concurrent with this maturity, the Company entered into new credit facilities totaling $2,700.0 million. These facilities are composed of a $1,350.0 million, 364-day credit facility and a $1,350.0 million three-year credit facility.

The maturity date of any borrowings under the $1,350.0 million, 364-day credit facility that are outstanding upon its termination in March 2004 is extendible by the Company for an additional year. The credit facilities contain substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the matured facility.

SECURITY FUND DEPOSIT

In February 2003, as required by the amendment to the settlement agreement merging the two settlement funds (see Note 14), an additional $535.2 million was added by the Company to the security fund.



                                                                       Wyeth  51

REPORTS OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Wyeth:

      In our opinion, the accompanying consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 2000 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated January 24, 2002.

      As discussed in Notes 1 and 5 to the financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

      As discussed above, the financial statements of Wyeth, for the year ended December 31, 2000, were audited by other independent accountants who have ceased operations. As described in Note 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142. We audited the transitional disclosures described in Note 5. In our opinion, the transitional disclosures for 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.


PricewaterhouseCoopers LLP Florham Park, NJ January 27, 2003 except for Note 16 which is as of March 3, 2003

The following is a copy of a report issued by Arthur Andersen LLP and included in the 2001 Form 10-K report filed on March 29, 2002. This report has not been reissued by Arthur Andersen LLP and Arthur Andersen LLP has not consented to its use in this Annual Report on Form 10-K.

To the Board of Directors and Stockholders of Wyeth:

      We have audited the accompanying consolidated balance sheets of Wyeth (formerly American Home Products Corporation--a Delaware corporation) and subsidiaries as of December 31, 2001* and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001.* These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wyeth and subsidiaries as of December 31, 2001* and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001* in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP
New York, New York
January 24, 2002

* Subsequent to the date of this report, the consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended were audited by PricewaterhouseCoopers LLP, whose report appears above.


52  Wyeth

MANAGEMENT REPORT ON FINANCIAL STATEMENTS

Management has prepared and is responsible for the Company's consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. All financial information in this Annual Report is consistent with the consolidated financial statements.

      The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of consolidated financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function, which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

      The Company's consolidated financial statements have been audited by independent accountants who have expressed their opinion with respect to the fairness of these statements.

      The Audit Committee of the Board of Directors, composed of non-employee directors, meets periodically with the independent accountants and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.


Robert Essner                             Kenneth J. Martin
Chairman, President and                   Executive Vice President and
Chief Executive Officer                   Chief Financial Officer


                                                                       Wyeth  53

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            First Quarter    Second Quarter     Third Quarter    Fourth Quarter
(In thousands except per share amounts)              2002              2002              2002              2002
---------------------------------------------------------------------------------------------------------------
Net revenue                                    $3,643,521        $3,502,848        $3,623,672        $3,813,994
Gross profit                                    2,841,342         2,615,633         2,565,550         2,643,123
Net income(1)                                     871,920           599,859         1,401,399         1,574,027
Diluted earnings per share(1)                        0.65              0.45              1.05              1.18

                                            First Quarter    Second Quarter     Third Quarter    Fourth Quarter
(In thousands except per share amounts)              2001              2001              2001              2001
---------------------------------------------------------------------------------------------------------------
Net revenue(3)                                 $3,417,284        $3,183,393        $3,699,600        $3,683,468
Gross profit(3)                                 2,618,681         2,392,352         2,819,678         2,764,258
Net income(2)                                     733,554           476,996           252,072           822,672
Diluted earnings per share(2)                        0.55              0.36              0.19              0.62

(1) Third Quarter 2002 included a gain of $1,684,700 after-tax or $1.26 per share-diluted relating to the acquisition of Immunex by Amgen and a litigation charge of $910,000 after-tax or $0.68 per share-diluted to increase the reserve relating to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin.

      Fourth Quarter 2002 included a gain of $943,401 after-tax or $0.71 per share-diluted on the sales of 67,050,400 shares of Amgen common stock and a special charge of $233,500 after-tax or $0.18 per share-diluted for restructuring and related asset impairments.

(2) Third Quarter 2001 included a litigation charge of $615,000 after-tax or $0.46 per share-diluted in connection with the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin.

(3) First, Second, Third and Fourth Quarters 2001 were restated to reflect the adoption of new authoritative accounting guidance as of January 1, 2002 recognizing the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

                              2002 Range of Prices*                     2001 Range of Prices*
                      ----------------------------------        ----------------------------------
                                               Dividends                                 Dividends
                        High           Low     per Share          High           Low     per Share
--------------------------------------------------------------------------------------------------
First quarter         $66.51        $60.48        $ 0.23        $62.50        $52.00        $ 0.23
Second quarter         66.49         49.00          0.23         63.80         54.06          0.23
Third quarter          52.24         28.25          0.23         62.31         53.20          0.23
Fourth quarter         39.39         31.25          0.23         62.25         55.70          0.23

*     Prices are those of the New York Stock Exchange-- Composite Transactions.


54  Wyeth

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following commentary should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements on pages 28 to 51.

RESULTS OF OPERATIONS

The Company adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses. Financial information for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance. These reclassifications had no effect on total net revenue growth between the periods presented.

NET REVENUE

Worldwide net revenue increased 4% to $14.6 billion for 2002. Worldwide net revenue increased 7% to $14.0 billion for 2001. The following table sets forth 2002, 2001 and 2000 worldwide net revenue by operating segment together with the percentage changes in worldwide net revenue from prior years:


                                           YEARS ENDED DECEMBER 31,              2002 VS. 2001      2001 VS. 2000
(In millions)                   -------------------------------------------        % INCREASE         % INCREASE
Net Revenue                          2002             2001             2000        (DECREASE)         (DECREASE)
-----------------------------------------------------------------------------------------------------------------
Operating Segment:
   Pharmaceuticals              $12,386.6        $11,716.5        $10,772.6                6%                 9%
   Consumer Healthcare            2,197.4          2,267.2          2,308.7               (3)%               (2)%
-----------------------------------------------------------------------------------------------------------------
   Consolidated Net Revenue     $14,584.0        $13,983.7        $13,081.3                4%                 7%
=================================================================================================================

2002 vs. 2001

Worldwide pharmaceutical net revenue increased 6% (7% for human pharmaceuticals) for 2002. There was no foreign exchange impact on worldwide pharmaceutical net revenue for 2002. U.S. pharmaceutical net revenue increased 5% for 2002 due primarily to higher sales of Protonix, Effexor, Rapamune and ReFacto and alliance revenue offset, in part, by lower sales of Premarin family products, Prevnar, animal health products and generic products (due to the discontinuance of certain oral generics). The decline in animal health products revenues was due primarily to lower sales and higher-than-projected returns of ProHeart 6, a single dose, canine heartworm preventative product, offset, in part, by higher sales of the Company's West Nile virus biological vaccine for horses, which was introduced in the 2001 third quarter. Refer to "Certain Factors That May Affect Future Results" herein for additional discussion relating to Premarin family products and Prevnar.

      International pharmaceutical net revenue increased 6% for 2002 due primarily to higher sales of Effexor, Prevnar, Enbrel (for which the Company has exclusive marketing rights outside of North America), Rapamune and ReFacto offset, in part, by lower sales of Premarin family products.

      Worldwide consumer healthcare net revenue decreased 3% for 2002. There was no foreign exchange impact on worldwide consumer healthcare net revenue for 2002. U.S. consumer healthcare net revenue decreased 5% for 2002 as a result of lower sales of cough/cold/allergy products, Advil and Denorex, which was divested in February 2002, partially offset by higher sales of Centrum and initial sales of Alavert, which was introduced in the 2002 fourth quarter.

      International consumer healthcare net revenue was flat for 2002 as lower sales of cough/cold/allergy products and Caltrate were offset by higher sales of Advil.


                                                                       Wyeth  55

2001 vs. 2000

Worldwide pharmaceutical net revenue increased 9% (10% for human pharmaceuticals) for 2001. Excluding the negative impact of foreign exchange, worldwide pharmaceutical net revenue increased 11% for 2001. U.S. pharmaceutical net revenue increased 15% for 2001 due primarily to higher sales of Protonix (introduced in the 2000 second quarter), Prevnar (introduced in the 2000 first quarter), Effexor (as a result of higher volume and market share of new prescriptions as well as expanded indications), Premarin family products, Cordarone I.V. and alliance revenue offset, in part, by lower sales of Ziac (due to generic competition) and generic products (due to the discontinuance of certain oral generics).

      International pharmaceutical net revenue decreased 1% for 2001 due primarily to lower sales of Meningitec and animal health products offset, in part, by higher sales of Effexor (as a result of higher volume and market share of new prescriptions as well as expanded indications), Enbrel, Zoton and nutritionals. Sales of Meningitec, the Company's meningococcal meningitis vaccine, decreased as compared with the prior year, as it was used in 2000 to vaccinate nearly all children and adolescents in the United Kingdom. The decline in animal health products revenues was due primarily to a general continued weakening in the livestock markets and continuing concerns about foot-and-mouth and mad cow diseases.

      Worldwide consumer healthcare net revenue decreased 2% for 2001. Excluding the negative impact of foreign exchange, worldwide consumer healthcare net revenue was unchanged for 2001. U.S. consumer healthcare net revenue decreased 1% for 2001 as a result of lower sales of cough/ cold/allergy products and Flexagen offset by higher sales of Chap Stick, Caltrate and Advil.

      International consumer healthcare net revenue decreased 3% for 2001 due primarily to the divestiture of two international non-core products which occurred early in 2001, as well as lower sales of cough/cold/allergy products. These decreases were partially offset by higher sales of Centrum products, Caltrate and Advil.

      The following table sets forth the significant 2002, 2001 and 2000 pharmaceutical and consumer healthcare worldwide net revenue by product:

                                 PHARMACEUTICALS
----------------------------------------------------------------------------------
(In millions)
PRODUCTS                              2002                2001                2000
----------------------------------------------------------------------------------
Effexor                          $ 2,072.3           $ 1,542.0           $ 1,159.1
Premarin family                    1,879.9             2,073.5             1,870.2
Protonix                           1,070.8               561.3               145.0
Nutritionals                         834.7               823.5               776.0
Prevnar                              647.5               798.2               460.6
Oral contraceptives                  576.3               703.4               738.5
Zosyn/Tazocin                        406.1               439.8               384.5
Zoton                                309.4               284.1               233.9
Cordarone                            283.2               269.6               203.2
BenFIX                               219.2               212.8               180.0
Ativan                               217.2               232.7               246.1
Synvisc                              212.5               188.3               179.3
ReFacto                              197.5               147.3                91.1
Generics                             187.4               309.8               444.6
Enbrel                               158.8                93.9                37.6
Rapamune                             129.7                70.2                26.5
Minocin                              117.1               122.1               147.2
Meningitec                            90.1                78.6               322.6
Ziac/Zebeta                           64.1                70.0               283.7
Animal health                        653.3               776.2               793.0
Alliance revenue                     418.8               322.4               188.3
Other                              1,640.7             1,596.8             1,861.6
----------------------------------------------------------------------------------
Total pharmaceuticals            $12,386.6           $11,716.5           $10,772.6
==================================================================================

                               CONSUMER HEALTHCARE
----------------------------------------------------------------------------------
(In millions)
PRODUCTS                              2002                2001                2000
----------------------------------------------------------------------------------
Centrum                          $   516.2           $   503.3           $   486.8
Advil*                               442.7               453.7               451.4
Cough/cold/allergy products          463.9               529.7               538.0
Caltrate                             142.4               148.3               133.8
Chap Stick                           111.3               110.0                98.3
Alavert                                8.5                  --                  --
Denorex                                0.8                16.9                18.0
Other                                511.6               505.3               582.4
----------------------------------------------------------------------------------
Total consumer healthcare        $ 2,197.4           $ 2,267.2           $ 2,308.7
==================================================================================

* Advil Cold & Sinus family and Children's Advil family are included within the cough/cold/allergy product line.


56  Wyeth

      The following table sets forth the percentage changes in 2002 and 2001 worldwide net revenue by operating segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

                                     % INCREASE (DECREASE)                             % INCREASE (DECREASE)
                                 YEAR ENDED DECEMBER 31, 2002                      YEAR ENDED DECEMBER 31, 2001(1)
                         -------------------------------------------       ----------------------------------------------
                                               FOREIGN    TOTAL NET                              FOREIGN    TOTAL NET
                         VOLUME      PRICE    EXCHANGE      REVENUE        VOLUME      PRICE    EXCHANGE      REVENUE
--------------------------------------------------------------------       ----------------------------------------------
PHARMACEUTICALS
United States               (2)%         7%         --            5%           10%          5%         --            15%
International                5%          1%         --            6%            4%          1%         (6)%          (1)%
--------------------------------------------------------------------       ----------------------------------------------
Total                        1%          5%         --            6%            8%          3%         (2)%           9%
====================================================================       ==============================================
CONSUMER HEALTHCARE
United States               (6)%         1%         --           (5)%          (3)%         2%         --            (1)%
International               (1)%         2%         (1)%         --            (1)%         3%         (5)%          (3)%
--------------------------------------------------------------------       ----------------------------------------------
Total                       (4)%         1%         --           (3)%          (2)%         2%         (2)%          (2)%
====================================================================       ==============================================
TOTAL
United States               (2)%         6%         --            4%            8%          4%         --            12%
International                4%          1%         --            5%            4%          1%         (6)%          (1)%
--------------------------------------------------------------------       ----------------------------------------------
Total                       --           4%         --            4%            6%          3%         (2)%           7%
====================================================================       ==============================================

(1) 2001 was restated to reflect the adoption of new authoritative accounting guidance as of January 1, 2002 recognizing the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses.

OPERATING EXPENSES

2002 vs. 2001

COST OF GOODS SOLD, as a percentage of Net revenue, increased to 26.9% for 2002 compared with 24.2% for 2001. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2002 was 27.7%, a 2.9% increase from 24.8% in 2001. The decline in margin was due primarily to a less profitable product mix as a result of lower sales of higher margin products (e.g., Premarin family and Prevnar) and higher sales of lower margin products (e.g., Protonix, ReFacto, Centrum products) in both the pharmaceuticals and consumer healthcare segments, combined with increased costs associated with addressing various manufacturing issues.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, as a percentage of Net revenue, decreased to 34.4% for 2002 compared with 34.9% for 2001 (excluding the effect of goodwill amortization from 2001). The slightly lower ratio of selling, general and administrative expenses resulted from significant cost-containment efforts directed specifically at marketing expenses in the pharmaceuticals and consumer healthcare segments offset, in part, by higher selling expenses related to an expansion in the global sales force.

      RESEARCH AND DEVELOPMENT EXPENSES increased 11% for 2002 due primarily to increased head count, clinical grant spending, cost-sharing expenditures relating to pharmaceutical collaborations and other research operating expenses (including higher chemical and material costs) offset, in part, by lower payments under licensing agreements. Pharmaceutical research and development expenditures accounted for 95%, 96% and 96% of total research and development expenditures in 2002, 2001 and 2000, respectively. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical net revenue, exclusive of nutritional sales and alliance revenue, were 18%, 17% and 16% in 2002, 2001 and 2000, respectively.

2001 vs. 2000

      COST OF GOODS SOLD, as a percentage of Net revenue, decreased to 24.2% for 2001 compared with 25.0% for 2000. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2001 was 24.8%, a 0.6% decrease from 25.4% in 2000. The margin improvement resulted from a more profitable mix as a result of increased sales of higher margin products in both the pharmaceuticals and consumer healthcare segments and lower royalty expenses offset, in part, by increased costs associated with improving the U.S. technical operations and product supply processes.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, as a percentage of Net revenue, decreased to 36.0% for 2001 compared with 37.1% for 2000. The lower ratio of selling, general and administrative expenses resulted from non-recurring launch expenses, primarily media, related to pharmaceutical product launches in 2000 and lower co-promotion expenses for Ziac due to reduced sales as a result of generic competition. This ratio improvement was partially offset by an increase in selling and marketing expenses in the Company's animal health division to support the domestic launch of ProHeart 6, a new single dose, canine heartworm preventative product.

      RESEARCH AND DEVELOPMENT EXPENSES increased 11% for 2001 due primarily to increased head count, ongoing clinical trials of pharmaceuticals in several therapeutic categories and other research operating expenses (including higher chemical and material costs). These increases were partially offset by lower costs resulting from the timing of payments pursuant to certain pharmaceutical collaborations and lower payments under licensing agreements.

INTEREST EXPENSE AND OTHER INCOME

2002 vs. 2001

Interest expense, net increased 38% for 2002 due primarily to lower interest income as compared with 2001. Weighted


                                                                       Wyeth  57
average debt outstanding during 2002 and 2001 was $10,155.2 million and $7,283.7 million, respectively. However, the impact of higher weighted average debt outstanding was offset by lower interest rates on outstanding commercial paper and capitalized interest relating to capital projects.

      OTHER INCOME, NET increased 40% for 2002 primarily as a result of the Company completing the sale of certain of its assets relating to the generic human injectables product line, which resulted in a gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted). In addition, the Company received proceeds from a settlement regarding price fixing by certain vitamin suppliers offset, in part, by lower equity income and the non-recurrence of income received in 2001 related to the divestiture of certain product rights.

2001 vs. 2000

INTEREST EXPENSE, NET increased substantially for 2001 due primarily to higher weighted average debt outstanding as compared with 2000. Weighted average debt outstanding during 2001 and 2000 was $7,283.7 million and $3,853.0 million, respectively. The increase in interest expense was partially offset by higher capitalized interest resulting from additional capital projects, recognized during 2001, and lower interest rates on outstanding commercial paper.

      OTHER INCOME, NET increased 70% for 2001 due primarily to lower non-recurring charges as compared with 2000 (including payments for access to various pharmaceutical collaborations, costs associated with a consent decree entered into with the U.S. Food and Drug Administration (FDA) and costs related to a product discontinuation), higher gains on the sales of non-strategic assets and higher equity income.

2002, 2001 AND 2000 UNUSUAL TRANSACTIONS

GAINS RELATED TO IMMUNEX/AMGEN COMMON STOCK TRANSACTIONS

In the 2002 fourth quarter, the Company recorded a gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted) from the sales of 67,050,400 shares of Amgen Inc.'s (Amgen) common stock, received in connection with Amgen's acquisition of Immunex Corporation (Immunex), resulting in net proceeds of $3,250.8 million. The gain was determined by comparing the basis of the shares sold of $1,782.7 million with the net proceeds received reduced by certain related expenses (see Note 2 to the consolidated financial statements).

      In the 2002 third quarter, the Company recorded a gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share-diluted) relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 million in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1 million, over the Company's book basis of its investment in Immunex and certain transaction costs. The gain on the shares exchanged is based on the quoted market price of Amgen common stock on July 15, 2002 (the closing date) reduced by a discount for certain stock marketability restrictions (see Note 2 to the consolidated financial statements).

      In November 2000, the Company and Immunex completed a public equity offering in which the Company sold 60.5 million shares of Immunex common stock. Proceeds to the Company were $2,404.9 million, resulting in a gain on the sale of $2,061.2 million ($1,414.9 million after-tax or $1.08 per share-diluted). The Company used the net proceeds from this sale to reduce outstanding commercial paper and for other general corporate purposes (see Note 2 to the consolidated financial statements).

LITIGATION CHARGES

In the 2002 third quarter, the Company recorded a charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share-diluted) to increase the reserve relating to the Pondimin (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and Redux diet drug litigation. The principal reason for this charge was that the volume and size of the claims filed in the nationwide diet drug settlement were greater than anticipated. An initial litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share-diluted) was recorded in the 1999 third quarter followed by an additional litigation charge of $7,500.0 million ($5,375.0 million after-tax or $4.11 per share-diluted) recorded in the 2000 fourth quarter and a third litigation charge of $950.0 million ($615.0 million after-tax or $0.46 per share-diluted) recorded during the 2001 third quarter. These charges are intended to cover the total amount required to resolve all diet drug litigation, including anticipated funding requirements for the nationwide class action settlement and costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right. Additionally, these charges will cover any remaining administrative and legal expenses and costs associated with the resolution of the claims of the remaining initial opt outs and primary pulmonary hypertension (PPH) claimants (see Note 14 to the consolidated financial statements and the "Liquidity, Financial Condition and Capital Resources" section herein for further discussion relating to the Company's additional financing requirements for the future settlement payments).

SPECIAL CHARGES

In the 2002 fourth quarter, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted). The restructuring charge and related asset impairments were recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The closing of the manufacturing and research facilities and reduction of sales and administrative-related positions cover approximately 3,150 employees worldwide (see Note 3 to the consolidated financial statements).


58  Wyeth

      In November 2000, in accordance with an FDA request, the Company immediately ceased global production and shipments of any products containing phenylpropanolamine (PPA) and voluntarily withdrew any such products from customer warehouses and retail store shelves. As a result, the Company recorded a special charge of $80.0 million ($52.0 million after-tax or $0.04 per share-diluted) to provide primarily for product returns and the write-off of inventory (see Note 3 to the consolidated financial statements).

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

      At December 31, 2000, the Company performed goodwill and other intangible reviews and noted that projected profitability and future cash flows associated with generic pharmaceuticals and the Solgar consumer healthcare product line would not be sufficient to recover the remaining goodwill related to these product lines. As a result, the Company recorded a special charge of $401.0 million ($341.0 million after-tax or $0.26 per share-diluted) to write down the carrying value of goodwill related to these product lines, to fair value, representing discounted future cash flows (see Note 3 to the consolidated financial statements).

TERMINATION FEE

During the 2000 first quarter, the Company and Warner-Lambert Company terminated their merger agreement. The Company recorded income of $1,709.4 million ($1,111.1 million after-tax or $0.85 per share-diluted) resulting from the receipt of an $1,800.0 million termination fee provided for under the merger agreement offset, in part, by certain related expenses (see Note 3 to the consolidated financial statements).

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES

The following table sets forth worldwide income (loss) from continuing operations before taxes by operating segment together with the percentage changes from the comparable periods in the prior year:

                                                                                    2002 VS. 2001    2001 VS. 2000
(Dollar amounts in millions)                   YEARS ENDED DECEMBER 31,             -------------    -------------
Income (Loss) from Continuing      ---------------------------------------------                       % INCREASE
   Operations before Taxes(1)          2002             2001              2000       % INCREASE        (DECREASE)
-------------------------------------------------------------------------------------------------------------------
Operating Segment:
   Pharmaceuticals                 $3,505.5         $3,503.5          $2,919.5                --                20%
   Consumer Healthcare                608.0            592.1             626.6                 3%               (6)%
-------------------------------------------------------------------------------------------------------------------
                                    4,113.5          4,095.6           3,546.1                --                15%
   Corporate(2)                     1,983.7         (1,226.9)         (4,647.1)               --               (74)%
-------------------------------------------------------------------------------------------------------------------
   Total(3)                        $6,097.2         $2,868.7          $(1,101.0)              --                --
===================================================================================================================

(1) Income (loss) from continuing operations before taxes included goodwill amortization for 2001 and 2000 as follows: Pharmaceuticals--$136.8 and $147.8, respectively, and Consumer Healthcare--$23.7 and $31.8, respectively. The Company ceased amortizing goodwill in accordance with SFAS No. 142 effective January 1, 2002. Excluding goodwill amortization from the 2001 and 2000 results, Pharmaceuticals and Consumer Healthcare income (loss) from continuing operations before taxes decreased 4% and 1%, respectively, for 2002 and increased 19% and decreased 6%, respectively, for 2001.

(2) 2002, 2001 and 2000 Corporate included litigation charges of $1,400.0, $950.0 and $7,500.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. These charges are intended to cover all anticipated payments in connection with the nationwide class action settlement, costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right, costs to resolve the claims of PPH claimants and initial opt out claimants, and administrative and litigation expenses.

      2002 Corporate also included:

            - A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs.

            - A gain of $1,454.6 from the sales of 67,050,400 shares of Amgen common stock. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses.

            - A special charge of $340.8 for restructuring and related asset impairments.

      2000 Corporate also included:

            - Income of $1,709.4 resulting from the receipt of an $1,800.0 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses.

            - Income of $2,061.2 related to the Company selling a portion of its investment in Immunex common stock in a public equity offering with Immunex.

            - Goodwill impairment of $401.0 related to the goodwill associated with generic pharmaceuticals and the Solgar consumer healthcare product line.

            - A special charge of $80.0 related to the voluntary ceasing of production and subsequent market withdrawal of products containing PPA.

            - A special charge of $267.0 related to costs associated with certain product discontinuations.

      Excluding the 2002, 2001 and 2000 litigation charges, 2002 and 2000 gains relating to Immunex/Amgen common stock transactions, 2000 termination fee, 2000 goodwill impairment, and 2002 and 2000 special charges, Corporate expenses, net increased 29% and 63% for 2002 and 2001, respectively.

(3) Excluding the 2002, 2001 and 2000 litigation charges, 2002 and 2000 gains relating to Immunex/Amgen common stock transactions, 2000 termination fee, 2000 goodwill impairment, and 2002 and 2000 special charges, total income
      (loss) from continuing operations before taxes decreased 2% for 2002 and increased 13% for 2001.


                                                                       Wyeth  59

      The following explanations of changes in income (loss) from continuing operations before taxes, by operating segment, for 2002 compared with 2001 and 2001 compared with 2000, exclude items listed in footnote (2) to the table above.

PHARMACEUTICALS

Worldwide pharmaceutical income from continuing operations before taxes decreased 4% (less than 1% for human pharmaceuticals) for 2002, excluding 2001 goodwill amortization, due to higher cost of goods sold, as a percentage of net revenue, and higher research and development expenses offset, in part, by higher worldwide net revenue. Higher research and development expenses were primarily due to increased head count, clinical grant spending, cost-sharing expenditures relating to pharmaceutical collaborations and other research operating expenses (including higher chemical and material costs) offset, in part, by lower payments under licensing agreements.

      Worldwide pharmaceutical income from continuing operations before taxes increased 19% (20% for human pharmaceuticals) for 2001, excluding goodwill amortization from the 2001 and 2000 results, due primarily to higher U.S. net revenue (favorable product mix) and other income, net (primarily lower non-recurring charges and higher gains on asset sales) offset, in part, by higher selling, general and administrative expenses and research and development expenses. Higher selling, general and administrative expenses were due primarily to increased promotional expenses to support existing product lines and sales force expansion offset, in part, by a decrease in marketing expenses related to product launches that occurred in 2000.

CONSUMER HEALTHCARE

Worldwide consumer healthcare income from continuing operations before taxes decreased 1% for 2002, excluding 2001 goodwill amortization, due primarily to lower U.S. sales and higher research and development expenses offset, in part, by higher other income, net (primarily attributable to the proceeds received from a settlement regarding price fixing by certain vitamin suppliers). Worldwide consumer healthcare income from continuing operations before taxes decreased 6% for 2001, excluding goodwill amortization from the 2001 and 2000 results, due primarily to lower worldwide sales and lower other income, net (primarily lower gains on sales of non-strategic assets).

CORPORATE

Corporate expenses, net increased 29% for 2002 due primarily to higher general and administrative expenses and interest expense, net resulting from lower interest income during 2002. Corporate expenses, net increased 63% for 2001 due primarily to higher interest expense, net and lower other income, net related to an insurance recovery of environmental costs recorded in 2000 offset, in part, by lower general and administrative expenses.

EFFECTIVE TAX RATE

The effective tax rates for 2002, 2001 and 2000 were 21.1%, 23.3% and 24.4%, respectively (excluding the effect of goodwill amortization in 2001 and 2000 and the unusual items identified below). The downward trend in the effective tax rates was due primarily to an increased benefit from manufacturing in lower tax jurisdictions.


60  Wyeth

INCOME (LOSS) AND DILUTED EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

Income and diluted earnings per share from continuing operations in 2002 increased to $4,447.2 million and $3.33 compared with $2,285.3 million and $1.72 for 2001, respectively. Loss and diluted loss per share from continuing operations in 2000 were $901.0 million and $0.69, respectively. Income (loss) from continuing operations for 2002, 2001 and 2000 included the following unusual items:

                                                                                                   DILUTED EARNINGS (LOSS)
(Dollar amounts in millions                            INCOME (LOSS)                                   PER SHARE FROM
except per share amounts)                        FROM CONTINUING OPERATIONS                         CONTINUING OPERATIONS
                                         -----------------------------------------       ------------------------------------------
Years Ended December 31,                      2002            2001            2000            2002            2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before unusual items and
   including the dilutive effect of
   common stock equivalents (CSE)        $ 2,962.6       $ 2,900.3       $ 2,514.0       $    2.22       $    2.18       $    1.90
Dilutive effect of CSE(1)                       --              --              --              --              --            0.02
-----------------------------------------------------------------------------------------------------------------------------------
                                         $ 2,962.6       $ 2,900.3       $ 2,514.0       $    2.22       $    2.18       $    1.92
Warner-Lambert Company
   termination fee                              --              --         1,111.1              --              --            0.85
Gains related to Immunex/Amgen
   common stock transactions(2)            2,628.1              --         1,414.9            1.97              --            1.08
Redux and Pondimin diet drug
   litigation charges                       (910.0)         (615.0)       (5,375.0)          (0.68)          (0.46)          (4.11)
Goodwill impairment                             --              --          (341.0)             --              --           (0.26)
Special charges:
   Restructuring charge and related
   asset impairments                        (233.5)             --              --           (0.18)             --              --
   Voluntary market withdrawals                 --              --           (52.0)             --              --           (0.04)
   Product discontinuations                     --              --          (173.0)             --              --           (0.13)
-----------------------------------------------------------------------------------------------------------------------------------
                                         $ 4,447.2       $ 2,285.3       $  (901.0)      $    3.33       $    1.72       $   (0.69)
===================================================================================================================================

(1) The $0.02 per share benefit represents the impact on income from continuing operations of excluding the dilutive effect of CSE. 2001 diluted earnings per share from continuing operations of $2.18 includes the dilutive impact of CSE.

(2) The gains related to the Immunex/Amgen common stock transactions consist of the following:

            -     $2,627.6 ($1,684.7 after-tax or $1.26 per share-diluted)
                  recorded during the 2002 third quarter relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs.

            - $1,454.6 ($943.4 after-tax or $0.71 per share-diluted) recorded during the 2002 fourth quarter relating to the gain on the sales of 67,050,400 shares of Amgen common stock. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses.

      For further details related to the items listed in the table above, refer to the discussion of "2002, 2001 and 2000 Unusual Transactions" herein.

      On January 1, 2002, the Company adopted SFAS No. 142, which eliminated the amortization of goodwill. Excluding the after-tax goodwill amortization of $153.9 million or $0.12 per share-diluted from the 2001 results, as well as the 2002 and 2001 unusual items listed in the table above, income and diluted earnings per share from continuing operations in 2002 each decreased 3% to $2,962.6 million and $2.22, respectively, compared with $3,054.2 million and $2.30 in 2001, respectively. The decreases were due primarily to higher cost of goods sold, as a percentage of net revenue, and higher research and development expenses, offset by lower selling, general and administrative expenses and higher other income, net.

      The higher cost of goods sold, as a percentage of net revenue, is attributable to a change in product mix and the costs of addressing various manufacturing issues. The less profitable product mix was primarily a result of decreased sales of higher margin products, including the Premarin family and Prevnar, and higher sales of lower margin products such as Protonix and ReFacto. The lower selling, general and administrative expenses were due to cost-containment efforts. Higher other income, net was primarily a result of the Company completing the sale of certain of its assets relating to the generic human injectables product line, which resulted in a pre-tax gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted). In addition, the Company received proceeds from a settlement regarding price fixing by certain vitamin suppliers offset, in part, by lower equity income and the non-recurrence of income received in 2001 related to the divestiture of certain product rights.


                                                                       Wyeth  61

      Excluding all unusual items from the 2001 and 2000 results listed in the table above and including the $0.02 per share dilutive effect of common stock equivalents in the 2000 results, both income and diluted earnings per share from continuing operations in 2001 increased 15% compared with 2000. The increases were due primarily to higher U.S. pharmaceutical net revenue and higher other income, net offset, in part, by higher selling, general and administrative expenses, research and development expenses, and interest expense, net.

DISCONTINUED OPERATIONS

On June 30, 2000, the Company announced that it had completed the sale of the Cyanamid Agricultural Products business to BASF Aktiengesellschaft (BASF). Under the terms of the definitive agreement, BASF paid the Company $3,800.0 million in cash and assumed certain debt. As a result, the Company recorded an after-tax loss on the sale of this business of $1,573.0 million or $1.20 per share-diluted and reflected this business as a discontinued operation beginning in the 2000 first quarter and restated all prior periods presented (see Note 2 to the consolidated financial statements).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2002 have been taken into consideration in preparing the consolidated financial statements. The preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect the Company's consolidated financial statements.

      - Rebates and sales incentives, which are deducted to arrive at net revenue, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. Rebates and sales incentives accruals, included in accrued expenses, are established at the later of a) the date at which the related revenue is recorded or b) the date at which the incentives are offered. The Company continually monitors the adequacy of the accruals by comparing the actual payments to the estimates used in establishing the accrual.

      - The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business. These include allegations of injuries caused by drugs and other over-the-counter products, including Pondimin, Redux, Dimetapp and Prempro, among others. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can be reasonably estimated. In assessing the estimated costs, the Company considers many factors, including past litigation experience, scientific evidence and the specifics of each matter. The Company is self-insured against ordinary product liability risks and has liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers. Product liability accruals are not reduced for expected insurance recoveries.

            In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available.

      - The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event the Company determines future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. As of December 31, 2002, valuation allowances have been established for certain environmental liabilities and operating accruals in certain foreign jurisdictions with little or no history of generating taxable income. In addition, the Company records deferred income taxes on foreign subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

      - As a result of the recent retraction in the global equity markets, the Company has experienced a significant reduction in the market value of assets held by the Company's pension plans. The Company's pension plans' assets also were decreased by the normal annual benefit payments, which historically have been offset by the positive actual return on plan assets. In order to mitigate the decline, the Company made contributions of $875.0 million to the U.S. pension plans in December 2002. Despite the contributions, the market value decline is expected to negatively impact pension expense in 2003. In addition, based on an annual internal study of actuarial assumptions, the expected long-term rate of return on plan assets has been decreased by 25 basis points to 9.00%, and the discount rate has been decreased by 50 basis points to 6.75%. As a result of these developments, the 2003 net periodic benefit cost for pensions is anticipated to be approximately $45.0 million to $55.0 million higher than in 2002.


62  Wyeth

            The Company also has reviewed the principal actuarial assumptions relating to its other postretirement plans. In response to the recent increase in health care costs in the United States, the Company has kept the health care cost trend rate for 2002 and 2003 at 9.5%. This rate, ultimately, is expected to decrease to 5% for 2006 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, the Company believes that this trend rate appropriately reflects the trend aspects of the Company's postretirement plans as of December 31, 2002. As a result of the selection of the health care cost trend rate, the 2003 net periodic benefit cost for other postretirement benefits is anticipated to be approximately $15.0 million to $25.0 million higher than in 2002.

      Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the Company's disclosure presented above.

      The Company has not participated in, nor has created, any off-balance sheet financing or other off-balance sheet special purpose entities, other than operating leases. In addition, the Company has not entered into any derivative financial instruments for trading purposes and uses derivative financial instruments solely for managing its exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

CASH AND CASH EQUIVALENTS increased $1,198.9 million, while total debt decreased by $1,103.7 million in 2002, including the fair value change of the interest rate swaps. The activity of these cash flows during 2002 related primarily to the following items:

      - Proceeds of $1,005.2 million received as partial consideration for the Company's Immunex shares in connection with the acquisition of Immunex by Amgen. The $1,005.2 million relates to the $4.50 per share the Company received for each Immunex share owned at closing. Additionally, the Company received 98,286,358 Amgen shares as additional consideration for the acquisition of Immunex. The Company sold 67,050,400 of these shares as of December 31, 2002, receiving proceeds of $3,250.8 million.

      - Proceeds of $272.0 million due primarily to improved collections on outstanding accounts receivables.

      - Net marketable securities proceeds of $296.7 million, proceeds from sales of assets of $798.3 million and proceeds from the exercise of stock options of $215.4 million.

These proceeds were partially offset by the following cash uses:

      - Payments of $1,307.0 million related to the Pondimin (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and Redux litigation. These payments were financed primarily from borrowing activities. As discussed in Note 14 to the consolidated financial statements, during 1999, the Company announced a nationwide class action settlement to resolve litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. Payments to provide settlement benefits, if needed, may continue for approximately 16 years after final judicial approval. Payments of $405.0 million were made to establish a security fund as required by the settlement. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities and additional commercial paper borrowings, as well as term debt financings and international earnings remitted back to the United States, if necessary.

      - Capital expenditures of $1,931.9 million due primarily to new production capacity expansion worldwide, including biotechnology facilities, research and development facilities, and the improvement of compliance of U.S. technical operations and product supply processes. The Company expects capital expenditures in 2003 to be slightly lower compared with 2002 spending levels.

      - Dividends totaling $1,219.2 million consisting primarily of the Company's annual common stock dividend of $0.92 per share that provided the Company's stockholders with an approximate yield of 2.5%.

      - Contributions to fund the Company's defined benefit pension plans totaling $909.6 million.

      - An increase in inventories of $185.6 million primarily related to improved manufacturing output.

      -     Purchases of common stock for treasury of $113.9 million.

      Total debt: At December 31, 2002, the Company had outstanding $8,350.9 million in total debt. The Company's total debt consisted of commercial paper of $3,787.1 million and notes payable and other debt of $4,563.8 million. Current debt at December 31, 2002, classified as Loans payable, consisted of:

      - $787.1 million of commercial paper that is in excess of the $3,000.0 million credit facility and is supported by $3,946.9 million of cash, cash equivalents and marketable securities, and

      -     $17.8 million of other debt that is due within one year.

      The portion of commercial paper outstanding at December 31, 2002 supported by the $3,000.0 million, 364-day credit facility was classified as Long-term debt since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper or through the use of its $3,000.0 million credit facility.

ADDITIONAL LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCE INFORMATION

At December 31, 2002, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have original maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

      In August 2002, following the July 31, 2002 termination of the Company's $1,000.0 million credit facility (originally a $2,000.0 million credit facility reduced to $1,000.0 million in March 2002), the Company obtained a new 364-day, $2,000.0 million credit facility. As a result of the proceeds received from


                                                                       Wyeth  63
the sales of the Company's Amgen common stock, the committed amount available under the facility was reduced to zero on December 30, 2002, and the facility was terminated.

      In March 2003, the Company's $3,000.0 million credit facility matured. Concurrent with this maturity, the Company entered into new credit facilities totaling $2,700.0 million. These facilities are composed of a $1,350.0 million, 364-day credit facility and a $1,350.0 million three-year credit facility. The maturity date of any borrowings under the $1,350.0 million, 364-day credit facility that are outstanding upon its termination in March 2004 is extendible by the Company for an additional year. The credit facilities contain substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the matured facility.

      On February 11, 2003, the Company issued $1,800.0 million of Notes. The issuance consisted of two tranches of Notes, each of which pay interest semiannually as follows:

      - $300.0 million 4.125% Notes due March 1, 2008 with interest payments on March 1 and September 1

      - $1,500.0 million 5.25% Notes due March 15, 2013 with interest payments on March 15 and September 15

      Previously, in March 2001, the Company issued three tranches of Notes in a transaction exempt from registration under the Securities Act, pursuant to Rule 144A, as follows:

      -     $500.0 million 5.875% Notes due March 15, 2004

      -     $1,000.0 million 6.25% Notes due March 15, 2006

      -     $1,500.0 million 6.70% Notes due March 15, 2011

      The interest rate payable on each series of Notes described above is subject to an increase of 0.25 percentage points per level of downgrade in the Company's credit rating by Moody's or S&P. However, the total adjustment to the interest rate for the series of Notes cannot exceed two percentage points. There is no adjustment to the interest rate payable on each series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $12.0 million of additional annual interest expense for every 0.25 percentage point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes would be subject to a decrease of
0.25 percentage points for each level of credit rating increase. The interest rate payable for the series of Notes cannot be reduced below the original coupon rate of each series of Notes. In the case of the $300.0 million 4.125% Notes, the $1,500.0 million 5.25% Notes and $1,500.0 million 6.70% Notes, the interest rate in effect on March 15, 2006 for such Notes will, thereafter, become the effective interest rate until maturity on March 1, 2008, March 15, 2013 and March 15, 2011, respectively.

      In addition to the Notes issued in February 2003 and March 2001, the Company has outstanding: $1,000.0 million 7.90% Notes due February 2005 and $250.0 million 7.25% debentures due March 2023.

      As of December 31, 2002, the Company had net debt of $2,489.1 million which was calculated as total debt of $8,350.9 million reduced by liquid assets totaling $5,861.8 million which consisted of cash and cash equivalents, marketable securities, the fair value of the Amgen investment and the security fund deposit included in Other assets including deferred taxes.

      As of December 31, 2002, the Company was in compliance with all debt covenants. In addition, the Company has not triggered any incremental contractual obligations in connection with its financial condition or results of operations.

      The Company has a common stock repurchase program under which the Company is authorized, at December 31, 2002, to repurchase 4,492,460 additional shares in the future. Depending upon market conditions, among other things, the Company may make limited repurchases of its common stock to offset stock issuances in connection with exercises of stock options during 2003.

      Management remains confident that cash flows from operating activities and existing and prospective financing resources will be adequate to fund the Company's operations, pay opt out settlement payments and fund the nationwide class action settlement relating to the Redux and Pondimin diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, including the amount already committed at December 31, 2002 of $823.7 million, and repay both the principal and interest on its outstanding obligations, without requiring the disposition of any significant strategic core assets or businesses.

      The following chart discloses contractual cash obligations at December 31, 2002:

(In millions)                                           LESS THAN
Contractual Cash Obligations                  TOTAL       1  YEAR       1 - 3  YEARS       4 - 5  YEARS       OVER 5 YEARS
--------------------------------------------------------------------------------------------------------------------------
Total debt                                 $8,350.9      $  804.9           $4,524.4           $1,012.9           $2,008.7
Operating leases                              391.1          89.7              133.3              107.8               60.3
--------------------------------------------------------------------------------------------------------------------------
   Total contractual cash obligations      $8,742.0      $  894.6           $4,657.7           $1,120.7           $2,069.0
==========================================================================================================================

64  Wyeth

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage the Company's exposure to non-performance on such instruments.

      FOREIGN CURRENCY RISK MANAGEMENT: The Company generates a portion of Net revenue from sales to customers located outside the United States, principally in Europe. International sales are generated mostly from international subsidiaries in the local countries with the sales typically denominated in the local currency of the respective country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, most international subsidiaries use the local currency as their functional currency. International business, by its nature, is subject to risks, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be adversely impacted by changes in these or other factors.

      The Company has established programs to protect against adverse changes in exchange rates due to foreign currency volatility. The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's financial position, results of operations or cash flows due to the high concentration of sales in the United States. On January 1, 2002, 12 member countries of the European Union adopted the Euro as a new common legal currency. Collectively, these countries accounted for 11% of both 2002 and 2001 worldwide Net revenue. Additionally, the British Pound Sterling accounted for 5% of both 2002 and 2001 worldwide Net revenue.

      INTEREST RATE RISK MANAGEMENT: The fair value of the Company's fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. The Company manages this exposure to interest rate changes primarily through the use of interest rate swaps and strives to maintain a fixed-to-variable ratio of approximately 1 to 1 on its net debt position, consistent with the Company's debt management philosophy.

      At December 31, 2002, the notional/contract amounts, carrying values and fair values of the Company's financial instruments were as follows:

                                                       CARRYING
                                       NOTIONAL/          VALUE      FAIR VALUE
(In millions)                           CONTRACT       -------------------------
DESCRIPTION                               AMOUNT          ASSETS (LIABILITIES)
--------------------------------------------------------------------------------
Forward contracts(1)                    $  697.9       $    9.3        $    9.3
Option contracts(1)                      1,177.1          (12.2)          (12.2)
Interest rate swaps                      1,500.0          200.8           200.8
Outstanding debt(2)                      8,155.1       (8,350.9)       (8,471.8)
================================================================================

(1) If the value of the U.S. dollar were to increase or decrease by 10%, in relation to all hedged foreign currencies, the net receivable on the forward and option contracts would decrease or increase by approximately $87.6.

(2) If the interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would increase or decrease by approximately $193.3.

      The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Specifically, the fair value of forward contracts and interest rate swaps reflects the present value of the future potential gain if settlement were to take place on December 31, 2002; the fair value of option contracts reflects the present value of future cash flows if the contracts were settled on December 31, 2002; and the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2002.

                                                                       Wyeth  65

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

PREMPRO/PREMARIN - HRT STUDIES

Two subsets of the Women's Health Initiative (WHI) enrolled a total of 27,000 predominantly healthy postmenopausal women to assess the risks and benefits of either long-term estrogen replacement therapy (ERT) or long-term hormone replacement therapy (HRT). The primary endpoint of the WHI study was coronary heart disease, with invasive breast cancer as the primary adverse outcome studied. The HRT subset of the WHI study, involving women who received a combination of conjugated estrogens and medroxyprogesterone acetate (Prempro), was stopped early (after the patients were followed in the study for an average of 5.2 years) because, according to the predefined stopping rule, increased risks of breast cancer and cardiovascular events exceeded the specified long-term benefits. The study observed an increased incidence of cardiovascular disease and, over time, breast cancer among women on HRT compared with those on placebo. The study also observed a reduction in the incidence of hip, vertebral and other osteoporotic fractures and of colon cancer among women on HRT compared with those on placebo. The study did not evaluate the use of HRT for the treatment of menopausal symptoms, the main indications of the product. These findings provide additional information about the risks of breast cancer and cardiovascular disease which were identified as potential adverse events in the labeling for the Company's HRT products. The labeling for Prempro and Premarin has been revised to reflect this additional information obtained from the WHI study.

      As a result, sales of Prempro and other Premarin family products have been and will continue to be adversely affected even though the study subset that was terminated focused on the long-term use of Prempro and did not involve Premarin
(ERT). Based on the most recent available market data, average weekly prescriptions written for Prempro and Premarin decreased approximately 60% and 30%, respectively, compared with the total weekly prescriptions written during the eight-week period preceding the termination of the study subset. Prempro sales (including Premphase) for the year ended December 31, 2002 represented approximately 4% of consolidated net revenue. Set forth below are individual product operating results for Prempro/Premphase and Premarin for the years ended December 31, 2002 and 2001.

      The Company also has received two draft manuscripts for review concerning data from one arm of the Women's Health Initiative Memory Study (WHIMS). This arm of WHIMS evaluated the use of estrogen plus progestin therapy on the development of dementia and mild cognitive impairment in a subset of women age 65 and older from the WHI study. In contrast to previous work that suggested a beneficial effect on memory and cognition, the preliminary analyses of this arm of WHIMS suggest certain negative findings in a small percentage of the study participants. Participants in the study were at least 15 years older than the typical newly menopausal woman. The authors have not yet submitted either manuscript to a medical journal for peer review and publication. Such peer review is an essential next step that normally precedes publication of studies to enhance the reliability from a clinical and scientific perspective. The peer review process includes verification and additional analyses of the data as well as modifications and/or clarifications of conclusions. The Company respects this process and awaits its outcome to better understand this study and its context. Nevertheless, because there have been public reports about these preliminary data, the Company believes it is appropriate to disclose this information. Until the full review process has been completed, it is impossible to determine what impact these preliminary findings will have on the use of postmenopausal estrogen plus progestin products. As a result of earlier WHI findings and changes to product labeling, prescribing patterns have evolved. Most usage of hormone therapy is in newly menopausal women who are seeking relief of menopausal symptoms, with more than 90 percent of new prescriptions for these products written for women younger than 65 years of age. A separate study arm evaluating the effect of estrogen alone on cognitive function continues. The Company supports the appropriate use of hormone therapy and will work with the FDA and other regulatory bodies to determine what implications these studies have for labeling. Hormone therapy is not indicated for the prevention or treatment of dementia or mild cognitive impairment.

                                  PREMPRO/PREMPHASE             PREMARIN
                                  -----------------           -----------------
                                      YEAR ENDED               YEAR ENDED
                                      DECEMBER 31,             DECEMBER 31,
(In millions)                     2002          2001          2002          2001
--------------------------------------------------------------------------------
Net revenue                   $  636.7      $  887.9      $1,243.2      $1,185.6
Gross profit                     546.3         762.9       1,132.1       1,080.8
================================================================================


66 Wyeth

COMPETITION

The Company operates in the highly competitive pharmaceutical and consumer health care industries. Premarin, the Company's principal conjugated estrogens product manufactured from pregnant mare's urine, and related products Prempro and Premphase (which are single tablet combinations of the conjugated estrogens in Premarin and the progestin medroxyprogesterone acetate) are the leaders in their categories and contribute significantly to the Company's net revenue and results of operations. Premarin's natural composition is not subject to patent protection (although Prempro has patent protection). The principal indications of Premarin, Prempro and Premphase are to manage the symptoms of menopause and to prevent osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. New products containing different estrogens and/or different progestins than those found in Prempro and Premphase, utilizing various forms of delivery and having one or more of the same indications, also have been introduced. Some companies have attempted to obtain approval for generic versions of Premarin. These products, if approved, would be routinely substitutable for Premarin and related products under many state laws and third-party insurance payer plans. In May 1997, the FDA announced that it would not approve certain synthetic estrogen products as generic equivalents of Premarin given known compositional differences between the active ingredient of these products and Premarin. Although the FDA has not approved any generic equivalent to Premarin to date, Premarin will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to generic competition from either synthetic or natural conjugated estrogens products in the future. At least one other company has announced that it is in the process of developing a generic version of Premarin from the same natural source, and the Company currently cannot predict the timing or outcome of these or any other efforts.

      The marketing exclusivity for Cordarone I.V. ended on October 11, 2002, and, accordingly, sales of Cordarone I.V. materially decreased due to the introduction of generic products, several of which have been approved by the FDA. Cordarone I.V. had net sales of $265.2 million during the year ended December 31, 2002.

      The Company received notification from Teva Pharmaceuticals, USA (Teva) that it has filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market generic 37.5 mg, 75 mg and 150 mg venlafaxine extended release capsules, which is the generic name for the Company's product, Effexor XR. Teva asserts that certain of the Company's patents relating to venlafaxine extended release capsules, which expire in 2013 and 2017, are either invalid or not infringed. Teva did not make any allegations as to the Company's patent covering venlafaxine itself, which expires in June 2008. The Company intends to vigorously enforce and defend the patents at issue.

      The Company also has been informed that Cobalt Pharmaceuticals, Inc. (Cobalt) has filed an ANDA with the FDA pertaining to ramipril, the generic name for Altace, which the Company co-promotes with King Pharmaceuticals, Inc.
(King). The allegations in Cobalt's notice relate to a composition of matter patent for ramipril, which does not expire until October 2008. The allegations do not relate to a second patent covering ramipril, which expires in January 2005. Cobalt has stated that it is not seeking FDA approval until this second patent expires in January 2005. The Company has been informed that King and Aventis, which owns the pertinent patent, intend to vigorously enforce and defend this patent.

PRODUCT SUPPLY

Enbrel Supply

Market demand for Enbrel is strong; however the sales growth had been constrained by limits on the existing source of supply. In December 2002, the retrofitted Rhode Island facility owned by Amgen was completed, and manufacturing production was approved by the FDA. Consequently, manufacturing capacity for Enbrel will significantly increase in 2003. Market demand is expected to continue to grow, and additional manufacturing supply is projected to be required. In April 2002, Immunex (prior to being acquired by Amgen) announced it entered into a manufacturing agreement with Genentech, Inc. to produce Enbrel beginning in 2004, subject to FDA approval. The current plan for the longer term includes an additional manufacturing facility, which is being constructed by the Company in Ireland and expansion of the Rhode Island facility, both of which are expected to be completed during 2005.

Premarin Supply

The Company continues to experience inconsistent results on dissolution testing of certain dosage forms of Premarin and is working with the FDA to resolve this issue. Until this issue is resolved, supply shortages of one or more dosage strengths may continue to occur. Although these shortages may adversely affect Premarin sales in one or more accounting periods, the Company believes that, as a result of current inventory levels and the Company's enhanced process controls, testing protocols and the ongoing formulation improvement project, as well as reduced demand (see also "Prempro/Premarin-HRT Studies"), overall Premarin family sales will not be significantly impacted by the dissolution issues.

Prevnar Supply

Sales of Prevnar have been affected by manufacturing-related constraints on product availability. The Company is continuing to implement manufacturing improvements and has allocated additional personnel and equipment to increase the production of Prevnar. Additional manufacturing capacity, principally in fill/finish capacity, also will become available in 2003 and beyond. While the Company's efforts are expected to significantly increase the available supply for the market in 2003, the manufacturing processes for this product are very complex, and there can be no assurance that unanticipated manufacturing-related difficulties will not constrain Prevnar sales in 2003 or beyond.

                                                                       Wyeth  67

LITIGATION AND CONTINGENT LIABILITIES

The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business, the most significant of which are described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, as well as in the 2002 Annual Report on Form 10-K, which will be filed by March 31, 2003. These include allegations of injuries caused by drugs, vaccines and over-the-counter products, including Pondimin (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen"), Redux, Dimetapp and Prempro, among others. In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund.

      The estimated costs that the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. In addition, the Company is self-insured against ordinary product liability risks and has liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers. It is the opinion of the Company that any potential liability that might exceed amounts already accrued will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report, including management's discussion and analysis set forth herein, as well as our quarterly and special reports, proxy statements and other information filed with the Securities and Exchange Commission and other written or oral statements made by us or on our behalf may include forward-looking statements reflecting our current views at the time these statements were made with respect to future events and financial performance. These forward-looking statements can be identified by their use of words such as "anticipates," "expects," "is confident," "plans," "could," "will," "believes," "estimates," "forecasts," "projects" and other words of similar meaning. These forward-looking statements address various matters, including:

      - our anticipated results of operations, liquidity position, financial condition and capital resources;

      - the benefits that we expect will result from our business activities and certain transactions we announced or completed, such as increased revenues, decreased expenses, and avoided expenses and expenditures;

      - statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts;

      - the future impact of presently known trends, including those with respect to product performance and competition;

      - anticipated developments related to Prevnar sales; Prempro/Premarin performance; competitor ANDA filings for Effexor XR and Altace; and Enbrel, Premarin and Prevnar product supply; and

      - expectations regarding the impact of potential litigation relating to Prempro; the nationwide class action settlement relating to Redux and Pondimin; and additional litigation charges related to Redux and Pondimin, including those for opt outs from the national settlement.

All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by us in those statements. Accordingly, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Additionally, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

                                                                       Wyeth  68