Form 10-K, Exhibit 13
period 2005-12-31
WYETH
filed 2006-02-27
CIK 5187

EXHIBIT 13

Financial Report

Ten-Year Selected Financial Data	2

Consolidated Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Changes in Stockholders’ Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8-78

Report of Independent Registered Public Accounting Firm	79

Management Reports to Wyeth Stockholders	81

Quarterly Financial Data (Unaudited)	83

Market Prices of Common Stock and Dividends	83

Management’s Discussion and Analysis of Financial Condition and Results of Operations	84-118

1
Wyeth

Ten-Year Selected Financial Data

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Summary of Net Revenue and Earnings
Net revenue(1)	$18,755,790	$17,358,028	$15,850,632	$14,584,035	$13,983,745	$13,081,334	$11,695,061	$11,101,100	$11,916,623	$11,928,290
Income (loss) from continuing operations(1)(2)(3)	3,656,298	1,233,997	2,051,192	4,447,205	2,285,294	(901,040)	(1,207,243)	2,152,344	1,747,638	1,651,617
Diluted earnings (loss) per share from continuing operations(1)(2)(4)	2.70	0.91	1.54	3.33	1.72	(0.69)	(0.92)	1.61	1.33	1.28
Dividends per common share	0.9400	0.9200	0.9200	0.9200	0.9200	0.9200	0.9050	0.8700	0.8300	0.7825

Year-End Financial Position
Current assets(1)(3)	$18,044,841	$14,438,029	$14,962,242	$11,605,699	$9,766,753	$10,180,811	$12,384,778	$10,698,188	$10,025,512	$10,310,256
Current liabilities(1)(3)	9,947,961	8,535,542	8,429,510	5,485,506	7,257,181	9,742,059	6,480,383	3,478,119	3,476,322	3,584,256
Total assets(1)(3)	35,841,126	33,629,704	31,031,922	26,042,592	22,967,922	21,092,466	23,123,756	20,224,231	19,851,517	19,924,666
Long-term debt(1)(5)	9,231,479	7,792,311	8,076,429	7,546,041	7,357,277	2,394,790	3,606,423	3,839,402	5,007,610	6,010,297
Average stockholders’ equity	10,921,136	9,571,142	8,725,147	6,114,243	3,445,333	4,516,420	7,914,772	8,895,024	7,568,672	6,252,545

Stockholders — Outstanding Shares
Number of common stockholders	50,648	54,301	59,181	61,668	64,698	58,355	62,482	65,124	64,313	67,545
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)(4)	1,363,417	1,354,489	1,336,430	1,334,127	1,330,809	1,306,474	1,308,876	1,336,641	1,312,975	1,287,790

Employment Data(1)
Number of employees at year end	49,732	51,401	52,385	52,762	52,289	48,036	46,815	47,446	54,921	54,194
Wages and salaries	$3,434,476	$3,280,328	$3,003,555	$2,792,379	$2,536,220	$2,264,258	$2,032,431	$2,175,517	$2,428,518	$2,439,604
Benefits (including Social Security taxes)	1,022,538	958,317	933,448	842,177	691,018	602,816	593,222	577,930	619,528	614,179

2
Wyeth

(1)	As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1996 through 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(2)	See Management’s Discussion and Analysis of Financial Condition and Results of Operations for discussion of the diet drug litigation charges, gains related to Immunex Corporation (Immunex)/Amgen Inc. (Amgen) common stock transactions, special charges and other significant items for the years ended December 31, 2005, 2004 and 2003.

(3)	As a result of pre-tax charges of $4,500,000, $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2004, 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin, current liabilities increased substantially beginning in 1999 compared with prior years.

In 2002, the Company sold 67,050,400 shares of Amgen common stock received in connection with Amgen’s acquisition of Immunex for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilities. Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair value of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets. In 2003, the Company completed the sale of the remaining 31,235,958 shares of its Amgen common stock holdings for net proceeds of $1,579,917.

(4)	The average number of common shares outstanding for diluted earnings per share has been restated for 2003 in accordance with Emerging Issues Task Force Issue No. 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share.” The Company’s Convertible Senior Debentures were issued in December 2003, and there was no impact on 2003 diluted earnings per share as a result of the restatement.

(5)	In 2001, the Company issued $3,000,000 of Senior Notes. In 2003, the Company issued $4,800,000 of Senior Notes and $1,020,000 of Convertible Senior Debentures. A portion of the proceeds from the 2003 borrowings was used to repurchase approximately $1,700,000 in previously issued Senior Notes. In 2005, the Company issued $1,500,000 of Senior Notes.

3
Wyeth

Consolidated Balance Sheets

(In thousands except share and per share amounts)

December 31,	2005	2004
Assets
Cash and cash equivalents	$7,615,891	$4,743,570
Marketable securities	618,619	1,745,558
Accounts receivable less allowances (2005 — $142,047 and 2004 — $139,091)	3,030,580	2,798,565
Inventories	2,333,543	2,478,009
Other current assets including deferred taxes	4,446,208	2,672,327
Total Current Assets	18,044,841	14,438,029
Property, plant and equipment:
Land	177,507	187,732
Buildings	6,492,605	4,630,910
Machinery and equipment	4,860,953	4,657,716
Construction in progress	1,516,033	3,600,993
	13,047,098	13,077,351
Less accumulated depreciation	3,693,745	3,553,001
	9,353,353	9,524,350
Goodwill	3,836,394	3,856,410
Other intangibles, net of accumulated amortization (2005 — $178,588 and 2004 — $166,827)	279,720	212,360
Other assets including deferred taxes	4,326,818	5,598,555
Total Assets	$35,841,126	$33,629,704
Liabilities
Loans payable	$13,159	$330,706
Trade accounts payable	895,216	949,251
Accrued expenses	8,759,136	7,051,557
Accrued taxes	280,450	204,028
Total Current Liabilities	9,947,961	8,535,542
Long-term debt	9,231,479	7,792,311
Accrued postretirement benefit obligations other than pensions	1,104,256	1,024,239
Other noncurrent liabilities	3,563,061	6,429,709
Total Liabilities	23,846,757	23,781,801
Contingencies and commitments (Note 14)

Stockholders’ Equity
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	37	40
Common stock, par value $0.33 1/3 per share; 2,400,000,000 shares authorized (1,343,349,460 and 1,335,091,774 issued and outstanding, net of 79,112,368 and 87,319,402 treasury shares at par, for 2005 and 2004, respectively)	447,783	445,031
Additional paid-in capital	5,097,228	4,817,024
Retained earnings	6,514,046	4,118,656
Accumulated other comprehensive income (loss)	(64,725)	467,152
Total Stockholders’ Equity	11,994,369	9,847,903
Total Liabilities and Stockholders’ Equity	$35,841,126	$33,629,704

The accompanying notes are an integral part of these consolidated financial statements.

4
Wyeth

Consolidated Statements of Operations

(In thousands except per share amounts)

Year Ended December 31,	2005	2004	2003
Net Revenue	$18,755,790	$17,358,028	$15,850,632
Cost of goods sold	5,431,200	4,947,269	4,590,148
Selling, general and administrative expenses	6,117,706	5,799,791	5,468,174
Research and development expenses	2,749,390	2,460,610	2,093,533
Interest expense, net	74,756	110,305	103,140
Other income, net	(397,851)	(330,100)	(545,326)
Diet drug litigation charges	—	4,500,000	2,000,000
Gains related to Immunex/Amgen common stock transactions	—	—	(860,554)
Special charges	—	—	639,905
Income (loss) before income taxes	4,780,589	(129,847)	2,361,612
Provision (benefit) for income taxes	1,124,291	(1,363,844)	310,420
Net Income	$3,656,298	$1,233,997	$2,051,192
Basic Earnings per Share	$2.73	$0.93	$1.54
Diluted Earnings per Share	$2.70	$0.91	$1.54

The accompanying notes are an integral part of these consolidated financial statements.

5
Wyeth

Consolidated Statements of Changes in Stockholders’ Equity

(In thousands except per share amounts)

	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at January 1, 2003	$46	$442,019	$4,582,773	$3,286,645	$(155,571)	$8,155,912
Net income				2,051,192		2,051,192
Currency translation adjustments					691,362	691,362
Unrealized losses on derivative contracts, net					(32,887)	(32,887)
Unrealized gains on marketable securities, net					7,780	7,780
Realized gain on sale of Amgen stock reclassified to net income					(515,114)	(515,114)
Minimum pension liability adjustments					(22,057)	(22,057)
Comprehensive income, net of tax						2,180,276
Cash dividends declared:
Preferred stock (per share: $2.00)				(35)		(35)
Common stock (per share: $0.92)				(1,223,123)		(1,223,123)
Common stock issued for stock options		2,058	124,837			126,895
Other exchanges	(4)	74	56,780	(2,394)		54,456
Balance at December 31, 2003	42	444,151	4,764,390	4,112,285	(26,487)	9,294,381
Net income				1,233,997		1,233,997
Currency translation adjustments					451,892	451,892
Unrealized gains on derivative contracts, net					10,354	10,354
Unrealized losses on marketable securities, net					(8,226)	(8,226)
Minimum pension liability adjustments					39,619	39,619
Comprehensive income, net of tax						1,727,636
Cash dividends declared:
Preferred stock (per share: $2.00)				(33)		(33)
Common stock (per share: $0.92)				(1,227,001)		(1,227,001)
Common stock issued for stock options		779	56,694			57,473
Other exchanges	(2)	101	(4,060)	(592)		(4,553)
Balance at December 31, 2004	40	445,031	4,817,024	4,118,656	467,152	9,847,903

Net income				3,656,298		3,656,298
Currency translation adjustments					(492,784)	(492,784)
Unrealized gains on derivative contracts, net					32,518	32,518
Unrealized losses on marketable securities, net					(4,128)	(4,128)
Minimum pension liability adjustments					(67,483)	(67,483)
Comprehensive income, net of tax						3,124,421
Cash dividends declared:
Preferred stock (per share: $2.00)				(30)		(30)
Common stock (per share: $0.94)				(1,259,368)		(1,259,368)
Common stock issued for stock options		2,637	232,355			234,992
Other exchanges	(3)	115	47,849	(1,510)		46,451
Balance at December 31, 2005	$37	$447,783	$5,097,228	$6,514,046	$(64,725)	$11,994,369

The accompanying notes are an integral part of these consolidated financial statements.

6
Wyeth

Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	2005	2004	2003
Operating Activities
Net Income	$3,656,298	$1,233,997	$2,051,192
Adjustments to reconcile net income to net cash provided by operating activities:
Diet drug litigation payments	(1,453,733)	(850,200)	(434,167)
Seventh Amendment security fund	(1,250,000)	—	—
Diet drug litigation charges	—	4,500,000	2,000,000
Gains related to Immunex/Amgen common stock transactions	—	—	(860,554)
Special charges	—	—	639,905
Tax on repatriation	170,000	—	—
Net gains on sales and dispositions of assets	(127,228)	(156,175)	(343,064)
Depreciation	749,163	581,567	505,702
Amortization	37,710	40,832	32,181
Stock-based compensation	108,534	24,634	20,609
Change in deferred income taxes	542,920	(1,470,532)	(433,994)
Income tax adjustment	—	(407,600)	—
Security fund deposits	—	—	(535,215)
Pension provision	317,047	294,838	302,383
Pension contributions	(328,895)	(363,422)	(304,176)
Changes in working capital, net:
Accounts receivable	(357,582)	(130,325)	69,628
Inventories	7,410	4,295	(245,453)
Other current assets	16,958	38,403	48,870
Trade accounts payable and accrued expenses	185,326	(144,161)	469,661
Accrued taxes	15,719	(145,322)	115,990
Other items, net	61,994	(172,086)	(188,395)
Net Cash Provided by Operating Activities	2,351,641	2,878,743	2,911,103
Investing Activities
Purchases of property, plant and equipment	(1,081,291)	(1,255,275)	(1,908,661)
Proceeds from sale of Amgen common stock	—	—	1,579,917
Proceeds from sales of assets	365,184	351,873	402,692
Purchase of additional equity interest in joint venture	(92,725)	—	—
Purchases of marketable securities	(651,097)	(2,345,354)	(1,272,995)
Proceeds from sales and maturities of marketable securities	1,777,005	1,697,864	1,217,114
Net Cash Provided by/(Used for) Investing Activities	317,076	(1,550,892)	18,067
Financing Activities
Repayments of commercial paper, net	—	—	(3,787,145)
Proceeds from issuance of long-term debt	1,500,000	—	5,820,000
Repayments of long-term debt	(328,187)	(1,500,000)	(691,087)
Other borrowing transactions, net	82,125	(6,587)	(76,522)
Dividends paid	(1,259,398)	(1,227,034)	(1,223,158)
Exercises of stock options	234,992	57,473	126,895
Net Cash Provided by/(Used for) Financing Activities	229,532	(2,676,148)	168,983
Effect of exchange rate changes on cash and cash equivalents	(25,928)	22,073	28,037
Increase (Decrease) in Cash and Cash Equivalents	2,872,321	(1,326,224)	3,126,190
Cash and Cash Equivalents, Beginning of Year	4,743,570	6,069,794	2,943,604
Cash and Cash Equivalents, End of Year	$7,615,891	$4,743,570	$6,069,794

The accompanying notes are an integral part of these consolidated financial statements.

7
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

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health). Pharmaceuticals includes branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products. Principal products include neuroscience therapies, cardiovascular products, nutrition products, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women’s health care products. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items sold over-the-counter. Principal Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 145 countries throughout the world.

Wholesale distributors and large retail establishments account for a large portion of the Company’s Net revenue and trade receivables, especially in the United States. The Company’s top three wholesale distributors accounted for approximately 29%, 25% and 23% of the Company’s Net revenue in 2005, 2004 and 2003, respectively. The Company’s largest wholesale distributor accounted for 12% of net revenue in 2005 and 10% in 2004 and 2003. The Company continuously monitors the creditworthiness of its customers.

The Company is not dependent on any one product or line of products for more than 10% of its net revenue other than Effexor, which comprised approximately 18%, 19% and 17% of the Company’s Net revenue in 2005, 2004 and 2003, respectively.

Cash Equivalents consist primarily of commercial paper, fixed-term deposits, securities under repurchase agreements and other short-term, highly liquid securities with maturities of three months or less when purchased and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company has marketable debt and equity securities,

8
Wyeth

which are classified as either available-for-sale or held-to-maturity, depending on management’s investment intentions relating to these securities. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains and losses, net of tax, reported as a component of Accumulated other comprehensive income (loss). Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Investments categorized as held-to-maturity are carried at amortized cost because the Company has both the intent and ability to hold these investments until they mature. Impairment losses are charged to income for other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale or held-to-maturity security. Dividend and interest income is recognized when earned. The Company owns no investments that are considered to be trading securities.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $339.2 million and $344.8 million at December 31, 2005 and 2004, respectively. The current value exceeded the LIFO value by $92.4 million and $89.6 million at December 31, 2005 and 2004, respectively. The remaining inventories are valued primarily under the first-in, first-out (FIFO) method.

Inventories at December 31 consisted of:

(In thousands)	2005	2004
Finished goods	$716,826	$851,059
Work in progress	1,252,522	1,340,245
Materials and supplies	364,195	286,705
	$2,333,543	$2,478,009

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10 — 50 years
Machinery and equipment	3 — 20 years

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

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. Goodwill and other intangibles are subject to at least an

9
Wyeth

annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 5 for further detail relating to the Company’s goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with Statement of Financial Accounting Standards (SFAS) Nos. 133, “Accounting for Derivative Instruments and Hedging Activities,” 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”

On the date that the Company enters into a derivative contract, it designates the derivative as: (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (3) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (4) a derivative instrument that is not designated for hedge accounting treatment. For certain derivative contracts that are designated and qualify as fair value hedges (including foreign currency fair value hedges), the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges (including foreign currency cash flow hedges), the effective portion of gains and losses on these contracts is reported as a component of Accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item. The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The cash flows from each of the Company’s derivative contracts are reflected as operating activities in the consolidated statements of cash flows. The Company does not hold any derivative instruments for trading purposes. See Note 9 for a further description of the Company’s specific programs to manage risk using derivative financial instruments.

Currency Translation: The majority of the Company’s international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in Accumulated other comprehensive income (loss). Currency translation adjustments related to international operations in highly inflationary economies are included in the results of operations.

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

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company’s arrangement with Amgen Inc. (Amgen) to co-promote Enbrel

10
Wyeth

and with King Pharmaceuticals, Inc. (King) to co-promote Altace, is recorded as alliance revenue, which is included in Net revenue. Alliance revenue is primarily based upon a percentage of the co-promotion partners’ gross margin. Such alliance revenue is earned when the co-promoting company ships the product and title and risk of loss pass to a third party. Additionally, alliance revenue includes certain revenue earned related to sirolimus, the active ingredient in Rapamune, which coats the coronary stent marketed by Johnson & Johnson. There is no cost of goods sold associated with alliance revenue, and the selling and marketing expenses related to alliance revenue are included in Selling, general and administrative expenses. Alliance revenue totaled $1,146.5 million, $789.9 million and $654.4 million for 2005, 2004 and 2003, respectively.

Sales Deductions: The Company deducts certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. In most cases, these deductions are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. These costs are recognized at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Chargebacks/rebates are the Company’s only significant deduction from gross sales and relate primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, the Company considers both to be a form of price reduction. Chargeback/rebate accruals included in Accrued expenses at December 31, 2005 and 2004 were $765.5 million and $917.0 million, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in Selling, general and administrative expenses. The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs were $245.3 million, $252.3 million and $234.3 million in 2005, 2004 and 2003, respectively.

Stock-Based Compensation: As of December 31, 2005, the Company had several employee Stock Incentive Plans, a Stock Option Plan for Non-Employee Directors and a Restricted Stock Plan for Non-Employee Directors, which are described more fully in Note 12. The Company accounts for those plans using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). No stock-based employee compensation cost is reflected in net income, other than for the Company’s restricted stock and performance-based restricted stock awards, as options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company’s restricted stock and performance-based restricted stock awards are issued under the Company’s Stock Incentive Plans. The following table illustrates the effect on net income and earnings per share (EPS) as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS No. 123) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, Amendment of SFAS No. 123,” to stock-based employee compensation:

11
Wyeth

Year Ended December 31,	2005	2004	2003
(In thousands except per share amounts)
Net income, as reported	$3,656,298	$1,233,997	$2,051,192
Add: Stock-based employee compensation expense included in reported net income, net of tax	72,285	16,012	13,396
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(299,885)	(275,327)	(335,082)
Pro forma net income	$3,428,698	$974,682	$1,729,506
Earnings per share:
Basic - as reported	$2.73	$0.93	$1.54
Basic - pro forma	$2.56	$0.73	$1.30
Diluted - as reported	$2.70	$0.91	$1.54
Diluted - pro forma	$2.53	$0.72	$1.29

In 2005, the Company implemented changes in its stock-based compensation programs that included a reduction in the total number of stock options awarded and the granting of restricted stock and performance-based restricted stock awards to a broader employee base. In the past, restricted stock and performance-based restricted stock awards were granted only to a limited number of employees, including key executives. See Note 12 for further discussion of restricted stock and performance-based restricted stock awards.

The fair value of issued stock options is estimated on the date of grant using the Black-Scholes option-pricing model incorporating the following assumptions for stock options granted:

Year Ended December 31,	2005	2004	2003
Expected volatility of stock price	28.0%	36.0%	35.6%
Expected dividend yield	2.1%	2.3%	2.2%
Risk-free interest rate	3.9%	3.5%	3.0%
Expected life of options	5 years	5 years	5 years

The weighted average fair value of stock options granted during 2005, 2004 and 2003 was $11.00, $11.92 and $11.86 per option share, respectively.

Based on recent accounting interpretations, pro forma stock-based compensation expense should include amounts related to the accelerated amortization of the fair value of options granted to retirement-eligible employees. Currently, the Company recognizes pro forma stock-based compensation expense related to retirement-eligible employees over the award’s contractual vesting period. The impact of accelerated vesting on the pro forma stock-based compensation expense would have resulted in an expense reduction of $23.7 million, $30.1 million and $46.2 million, each net of tax, for 2005, 2004 and 2003, respectively. The Company will record the impact of accelerated vesting for options granted to retirement-eligible employees subsequent to January 1, 2006 and continue to provide pro forma disclosure related to those options granted in prior periods.

12
Wyeth

SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), replaces SFAS No. 123 and supersedes APB No. 25 and its related implementation guidance and is effective on January 1, 2006. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards.

The Company plans to adopt SFAS No. 123R using the modified prospective method which requires companies (1) to record compensation expense for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) to record compensation expense for any awards issued, modified or settled after the effective date of the statement. SFAS No. 123R will have a material impact on the results of operations and earnings per share beginning in 2006. The actual amount of compensation expense to be recorded is highly dependent on the number of options granted and fluctuations in the Company’s stock price.

Research and Development Expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Milestone payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in Other intangibles, net of accumulated amortization.

13
Wyeth

Earnings per Share: The following table sets forth the computations of basic earnings per share and diluted earnings per share:

Year Ended December 31,	2005	2004	2003
(In thousands except per share amounts)
Numerator:
Net income less preferred dividends	$3,656,268	$1,233,964	$2,051,157
Denominator:
Weighted average common shares outstanding	1,339,718	1,333,691	1,330,276
Basic earnings per share	$2.73	$0.93	$1.54
Numerator:
Net income	$3,656,298	$1,233,997	$2,051,192
Interest expense on contingently convertible debt(1)	19,798	5,234	229
Net income, as adjusted	$3,676,096	$1,239,231	$2,051,421
Denominator:
Weighted average common shares outstanding	1,339,718	1,333,691	1,330,276
Common stock equivalents of outstanding stock options, deferred contingent common stock awards, restricted stock awards and convertible preferred stock(2)	6,809	3,908	5,634
Common stock equivalents of assumed conversion of contingently convertible debt(1)	16,890	16,890	520
Total shares(2)	1,363,417	1,354,489	1,336,430
Diluted earnings per share(1)(2)	$2.70	$0.91	$1.54

(1)	Diluted earnings per share reflects the impact of Emerging Issues Task Force (EITF) Issue No. 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share,” which requires the inclusion of the dilutive effect from contingently convertible debt instruments with market price contingencies in the calculation of diluted earnings per share. Accordingly, interest expense on the Company’s contingently convertible debt, net of capitalized interest and taxes, is added back to reported net income, and the additional common shares (assuming conversion) are included in total shares outstanding for purposes of calculating diluted earnings per share.

(2)	At December 31, 2005, 2004 and 2003, 78,673,881, 81,614,423 and 106,967,641 common shares, respectively, related to options outstanding under the Company’s Stock Incentive Plans were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.

Recently Issued Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued SFAS No. 123R (discussed above) and SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), which is summarized below.

•

SFAS No. 151 amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of “abnormal” as mentioned in ARB No. 43, Chapter 4, “Inventory Pricing.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No.

14
Wyeth

151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate the adoption of this Statement will have a material effect on its financial position or results of operations or cash flows.

Reclassifications: Certain reclassifications have been made to the December 31, 2004 and 2003 consolidated financial statements and accompanying notes to conform with the December 31, 2005 presentation.

2. Significant Transactions

Co-development and Co-commercialization Agreements

In December 2005, the Company recorded aggregate upfront payments of $100.0 million ($65.0 million after-tax or $0.05 per share) within Research and development expenses for the collaboration agreements entered into with Progenics Pharmaceuticals, Inc. and with Trubion Pharmaceuticals, Inc. In 2004, the Company entered into an agreement with Solvay Pharmaceuticals (Solvay) to co-develop and co-commercialize four neuroscience compounds. The Company recorded an upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share) within Research and development expenses in connection with the agreement and will make milestone payments upon achievement of certain future development and regulatory events. Also under the terms of the agreement, a portion of the Solvay sales force is promoting Effexor.

Equity Purchase Agreement

The Company has an equity purchase agreement with Takeda Pharmaceutical Company Limited (Takeda), whereby the Company will buy out the minority interest of an affiliated entity in Japan presently held by Takeda. In April 2005, the Company increased its ownership of the affiliated entity from 60% to 70% for a purchase price of $92.7 million. The terms of the buyout call for an additional 10% to be purchased in 2006 and the final 20% in 2007. The purchase price of each buyout is based on a multiple of the entity’s net sales in each of the buyout years with the total purchase price estimated to be approximately $400.0 million to $500.0 million.

Immunex/Amgen Transactions

On July 15, 2002, Amgen completed its acquisition of Immunex Corporation (Immunex). Under the terms of the acquisition agreement, each share of Immunex common stock was exchanged for 0.44 shares of Amgen common stock and $4.50 in cash. Accordingly, the Company received 98,286,358 shares of Amgen common stock (representing approximately 7.7% of Amgen’s outstanding common stock) and $1,005.2 million in cash in exchange for all of its shares of Immunex common stock.

As of December 31, 2002, the Company had sold 67,050,400 shares of the Amgen common stock. The Company completed the sale of its remaining 31,235,958 Amgen shares in January 2003 and netted proceeds of $1,579.9 million, which resulted in a gain of $860.6 million ($558.7 million after-tax or $0.42 per share).

15
Wyeth

The Company and Amgen continue to co-promote Enbrel in the United States and Canada with the Company having exclusive rights to Enbrel outside of the United States and Canada. The financial aspects of the existing licensing and marketing rights to Enbrel were not changed as a result of the acquisition.

Net Gains on Sales and Dispositions of Assets

For the years ended December 31, 2005, 2004 and 2003, net pre-tax gains on sales and dispositions of assets of $127.2 million, $156.2 million and $343.1 million, respectively, were included in Other income, net and primarily consisted of the following product divestitures:

•	2005 net gains included sales of product rights to Synvisc, Epocler in Brazil and the Solgar line of products, which resulted in pre-tax gains of approximately $168.7 million.

•	2004 net gains included sales of product rights to indiplon, Diamox in Japan and the Company’s nutrition products in France, which resulted in pre-tax gains of approximately $150.9 million.

•	2003 net gains included sales of product rights in some or all territories to Ativan, Isordil, Diamox, Ziac, Zebeta, Aygestin, Anacin and Sonata. These divestitures resulted in pre-tax gains of approximately $265.8 million.

The net assets, sales and profits of these divested assets, individually or in the aggregate, were not material to any business segment or to the Company’s consolidated financial statements as of December 31, 2005, 2004 and 2003.

3. Productivity Initiatives and Special Charges

Productivity Initiatives

During 2005, the Company launched long-term global productivity initiatives to adapt to the changing pharmaceutical industry environment. The guiding principles of these initiatives include innovation, cost savings, process excellence and accountability, with an emphasis on improving productivity. In 2005, the Company recorded net charges aggregating $190.6 million ($137.1 million after-tax or $0.10 per share) related to its long-term productivity initiatives. The Company recorded the charges, including personnel and other costs, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” (SFAS No. 146), SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets” (SFAS No. 144), SFAS No. 112, “Employers’ Accounting for Postemployment Benefits – an amendment of FASB Statements Nos. 5 and 43,” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” The majority of these activities were related to the Pharmaceuticals business and were recorded to recognize the costs of closing certain manufacturing facilities, the elimination of certain positions at the Company’s facilities and the implementation of a new primary care sales model in the U.S. Charges of $137.7 million were recorded within Cost of goods sold, $85.6 million within Selling, general and administrative expenses and $7.5 million within Research and development expenses offset, in part, by an asset sale gain of $40.2 million recorded within Other income, net.

16
Wyeth

The following table summarizes the total charges discussed above, payments made and the reserve balance at December 31, 2005:

2005 Productivity Initiatives	Total Charges	Net Payments/ Non-cash Charges	Reserve at December 31, 2005
(In thousands)
Personnel costs	$174,700	$(28,600)	$146,100
Accelerated depreciation	42,900	(42,900)	—
Other closure/exit costs	13,200	(12,500)	700
Asset sales	(40,200)	40,200	—
	$190,600	$(43,800)	$146,800

At December 31, 2005, the reserve balance for personnel costs related primarily to committed employee severance obligations, which, in accordance with the specific productivity initiatives, are expected to be paid over the next 36 months.

As other strategic decisions are made, the Company expects additional costs, such as asset impairment, accelerated depreciation, personnel costs and other exit costs, as well as certain implementation costs associated with these initiatives, to continue for several years.

Special Charges

In 2003, the Company recorded a special charge of $639.9 million ($466.4 million after-tax or $0.35 per share) for manufacturing restructurings, related asset impairments and the cost of debt extinguishment.

2003 Restructuring Charge and Related Asset Impairments

In December 2003, the Company recorded a special charge for manufacturing restructurings and related asset impairments of $487.9 million ($367.6 million after-tax or $0.28 per share). The Company recorded its 2003 restructuring charges, including personnel and other costs, in accordance with SFAS No. 146 and its asset impairments in accordance with SFAS No. 144. The restructuring charges and related asset impairments impacted only the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities, as well as the elimination of certain positions at the Company’s facilities. As of December 31, 2005, all of the payments have been made.

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

17
Wyeth

4. Marketable Securities

The cost, gross unrealized gains (losses) and fair value of available-for-sale and held-to-maturity securities by major security type at December 31, 2005 and 2004 were as follows:

At December 31, 2005	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
(In thousands)
Available-for-sale:
U.S. Treasury securities	$19,796	$—	$(265)	$19,531
Corporate debt securities	163,762	162	(282)	163,642
Mortgage-backed securities	7,136	13	—	7,149
Equity securities	50,921	12,578	(293)	63,206
Institutional fixed income fund	349,251	9,831	(4,920)	354,162
Total available-for-sale	590,866	22,584	(5,760)	607,690
Held-to-maturity:
Commercial paper	9,933	—	—	9,933
Certificates of deposit	996	—	—	996
Total held-to-maturity	10,929	—	—	10,929
Total marketable securities	$601,795	$22,584	$(5,760)	$618,619

At December 31, 2004	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
(In thousands)
Available-for-sale:
U.S. Treasury securities	$60,439	$—	$(286)	$60,153
Commercial paper	32,597	—	—	32,597
Certificates of deposit	54,867	3	(52)	54,818
Corporate debt securities	485,007	130	(528)	484,609
Asset-backed securities	258,543	15	(166)	258,392
Mortgage-backed securities	77,983	4	(67)	77,920
Other debt securities	2,469	—	(12)	2,457
Equity securities	48,264	8,998	(6,918)	50,344
Institutional fixed income fund	531,929	16,713	—	548,642
Total available-for-sale	1,552,098	25,863	(8,029)	1,569,932
Held-to-maturity
Commercial paper	175,626	—	—	175,626
Total marketable securities	$1,727,724	$25,863	$(8,029)	$1,745,558

18
Wyeth

The contractual maturities of debt securities classified as available-for-sale at December 31, 2005 were as follows:

(In thousands)	Cost	Fair Value
Available-for-sale:
Due within one year	$89,267	$89,038
Due after one year through five years	91,759	91,587
Due after five years through 10 years	—	—
Due after 10 years	9,668	9,697
	$190,694	$190,322

All held-to-maturity debt securities are due within one year and had aggregate fair values of $10.9 million at December 31, 2005.

5. Goodwill and Other Intangibles

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142), goodwill is required to be tested for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step.

Goodwill in each reporting unit is tested for impairment during the fourth quarter of each year. The goodwill reduction in 2005 related to the allocation of goodwill to the Company’s Solgar product line, which was sold in the 2005 third quarter for $115.0 million. The Company determined there was no impairment of the recorded goodwill for any of its reporting units as of December 31, 2005 and 2004. In April 2005, the Company increased its ownership of its joint venture with Takeda from 60% to 70%, which resulted in goodwill additions of $23.0 million and additions to Other intangibles, net of accumulated amortization of $38.0 million (see Note 2 for discussion of equity purchase agreement with Takeda).

The Company’s Other intangibles, net of accumulated amortization were $279.7 million at December 31, 2005, the majority of which are licenses having finite lives that are being amortized over their estimated useful lives ranging from three to 10 years. As of December 31, 2005, there is one trade name with a carrying value of approximately $16.9 million, which is deemed to have an indefinite life because it is expected to generate cash flows indefinitely. During the 2004 third quarter, the Company acquired certain licenses and patents related to a product currently marketed by the Company. The cost of $104.6 million has been recorded within Other intangibles, net of accumulated amortization and is being amortized over the respective lives of the license agreements and patents.

Total amortization expense for intangible assets was $37.7 million, $40.8 million and $32.2 million in 2005, 2004 and 2003, respectively. Amortization expense recorded in Cost of goods sold was $16.0 million in 2005 and $13.4 million in 2004. Amortization expense recorded in Selling, general and administrative expenses was $21.7 million in 2005 and $27.4 million in 2004. In 2003, the amortization expense was recorded predominantly in Selling, general and administrative expenses.

19
Wyeth

The annual amortization expense expected for the years 2006 through 2010 is as follows:

(In thousands)	Amortization Expense
2006	$39,269
2007	52,335
2008	51,981
2009	45,846
2010	45,127

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2005 and 2004 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Animal Health	Total
Balance at January 1, 2004	$2,691,772	$592,526	$533,695	$3,817,993
Currency translation adjustments	36,793	1,080	544	38,417
Balance at December 31, 2004	2,728,565	593,606	534,239	3,856,410
Addition	23,037	—	—	23,037
Reduction	—	(9,361)	—	(9,361)
Currency translation adjustments	(31,300)	(1,712)	(680)	(33,692)
Balance at December 31, 2005	$2,720,302	$582,533	$533,559	$3,836,394

20
Wyeth

6. Debt and Financing Arrangements

The Company’s debt at December 31 consisted of:

(In thousands)	2005	2004
Notes payable:
7.900% Notes due 2005	$—	$308,913
4.125% Notes due 2008	300,000	300,000
6.700% Notes due 2011	1,500,000	1,500,000
5.250% Notes due 2013	1,500,000	1,500,000
5.500% Notes due 2014	1,750,000	1,750,000
5.500% Notes due 2016	1,000,000	—
7.250% Notes due 2023	250,000	250,000
6.450% Notes due 2024	500,000	500,000
6.500% Notes due 2034	750,000	750,000
6.000% Notes due 2036	500,000	—
Floating rate convertible debentures due 2024	1,020,000	1,020,000
Pollution control and industrial revenue bonds:
4.00%-5.80% due 2005-2018	69,250	70,250
Other debt:
0.28%-13.70% due 2005-2023	90,212	29,234
Fair value of debt attributable to interest rate swaps	15,176	144,620
	9,244,638	8,123,017
Less current portion	13,159	330,706
	$9,231,479	$7,792,311

Fair value of outstanding debt as of December 31, 2005 and 2004 was $9,621.8 million and $8,430.2 million, respectively.

Revolving Credit Facilities

In February 2004, the Company replaced its $1,350.0 million, 364-day credit facility with a $1,747.5 million, five-year facility. The new facility contains substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the replaced facility.

In August 2005, the Company replaced its $1,350.0 million, three-year facility scheduled to mature in March 2006, with a new $1,350.0 million, five-year facility, which matures in August 2010. The new facility contains substantially the same financial and other covenants, representations, warranties, conditions and default provisions as the replaced facility.

21
Wyeth

In addition, in conjunction with the new facility, the Company amended its existing $1,747.5 million, five-year facility, which matures in February 2009, to conform to the terms and conditions (other than maturity) of the new facility.

The proceeds from the credit facilities may be used to support commercial paper and the Company’s general corporate and working capital requirements. At December 31, 2005 and 2004, there were no borrowings outstanding under the facilities, nor did the Company have any commercial paper outstanding that was supported by these facilities.

Notes and Debentures

The Company has issued the following Senior Notes (Notes) and Convertible Senior Debentures (Debentures):

•	$1,500.0 million of Notes issued in November 2005

•	$3,000.0 million of Notes and $1,020.0 million of Debentures issued in December 2003

•	$1,800.0 million of Notes issued February 11, 2003

•	$3,000.0 million of Notes issued March 30, 2001

November 2005 Issuance

On November 14, 2005, the Company issued $1,500.0 million of Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the Securities Act). These Notes consisted of two tranches, which pay interest semiannually on February 15 and August 15, as follows:

•	$1,000.0 million 5.50% Notes due February 15, 2016

•	$ 500.0 million 6.00% Notes due February 15, 2036

As of February 14, 2006, pursuant to an exchange offer made by the Company, all of the Notes issued in November 2005 were exchanged for new Notes having identical terms and which were registered under the Securities Act.

December 2003 Issuance

On December 11, 2003, the Company issued $3,000.0 million of Notes through a registered public offering. These Notes consisted of three tranches, which pay interest semiannually on February 1 and August 1, as follows:

•	$1,750.0 million 5.50% Notes due February 1, 2014

•	$ 500.0 million 6.45% Notes due February 1, 2024

•	$ 750.0 million 6.50% Notes due February 1, 2034

Concurrent with the above-noted issuance of Notes, on December 16, 2003, the Company issued $1,020.0 million aggregate principal amount of Debentures due January 15, 2024 in a transaction exempt from registration pursuant to Rule 144A under the Securities Act. Interest on the Debentures accrues at the six-month London Interbank Offering Rate (LIBOR) minus 0.50% and is payable semiannually on January 15 and July 15.

The Debentures contain a number of conversion features that include substantive contingencies. The Debentures are convertible by the holders at an initial conversion rate

22
Wyeth

of 16.559 shares of the Company’s common stock for each $1,000 principal amount of the Debentures, which is equal to an initial conversion price of $60.39 per share. The holders may convert their Debentures, in whole or in part, into shares of the Company’s common stock under any of the following circumstances: (1) during any calendar quarter commencing after March 31, 2004 and prior to December 31, 2022 (and only during such calendar quarter) if the price of the Company’s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a 30-consecutive trading day period; (2) at any time after December 31, 2022 and prior to maturity if the price of the Company’s common stock is greater than or equal to 130% of the applicable conversion price on any day after December 31, 2022; (3) if the Company has called the Debentures for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company’s common stock would be converted into cash, property or securities; or (5) if the credit rating assigned to the Debentures by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P) is lower than Baa3 or BBB-, respectively, or if the Debentures no longer are rated by at least one of these agencies or their successors (the Credit Rating Clause).

Upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. The Company may redeem some or all of the Debentures at any time on or after July 20, 2009 at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest. Upon a call for redemption by the Company, the holder of each $1,000 Debenture may convert such note to shares of the Company’s common stock. The holders have the right to require the Company to purchase their Debentures for cash at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest on July 15, 2009, January 15, 2014 and January 15, 2019 or upon a fundamental change as described in the indenture relating to the Debentures. In accordance with EITF No. 04-8, the Company has included an additional 16,890,180 shares outstanding related to the Debentures in its diluted earnings per share calculation (see Note 1).

The Credit Rating Clause described above has been determined to be an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 133, embedded derivatives are required to be recorded at their fair value. Based upon an external valuation, the Credit Rating Clause had a fair value of zero at December 31, 2005 and 2004.

February 11, 2003 Issuance

On February 11, 2003, the Company issued $1,800.0 million of Notes through a registered public offering. The issuance consisted of two tranches of Notes, which pay interest semiannually, as follows:

•	$ 300.0 million 4.125% Notes due March 1, 2008 with interest payments due on March 1 and September 1

•	$1,500.0 million 5.25% Notes due March 15, 2013 with interest payments due on March 15 and September 15

23
Wyeth

March 30, 2001 Issuance

On March 30, 2001, the Company issued $3,000.0 million of Notes in a transaction exempt from registration pursuant to Rule 144A under the Securities Act. These Notes consisted of three tranches, which pay interest semiannually on March 15 and September 15, as follows:

•	$ 500.0 million 5.875% Notes due and repaid March 15, 2004

•	$1,000.0 million 6.25% Notes due March 15, 2006 (subsequently repurchased through the exercise of a make-whole call option, which was completed in January 2004 as discussed below)

•	$1,500.0 million 6.70% Notes due March 15, 2011

As of June 15, 2001, pursuant to an exchange offer made by the Company, substantially all of the Notes issued in March 2001 were exchanged for new Notes having identical terms and which were registered under the Securities Act.

Other

In addition to the Notes and the Debentures described above, at December 31, 2005, the Company has outstanding a $250.0 million 7.65% non-callable, unsecured and unsubordinated debt instrument due March 2023 with interest payments due on March 1 and September 1.

At December 31, 2005, the aggregate maturities of debt during the next five years and thereafter are as follows:

(In thousands)
2006	$13,159
2007	702
2008	301,852
2009	7,875
2010	223
Thereafter	8,920,827
Total debt	$9,244,638

24
Wyeth

Interest Rate Swaps

The Company entered into the following interest rate swaps, whereby the Company effectively converted the fixed rate of interest on its Notes to a floating rate, which is based on LIBOR. See Note 9 for further discussion of the interest rate swaps.

		Notional Amount
Hedged Notes Payable	Swap Rate	2005	2004
		(In thousands)
$1,750.0 million 5.500% due 2014	6-month LIBOR in arrears + 0.6110%	$750,000	$750,000
	6-month LIBOR in arrears + 0.6085%	650,000	650,000
	6-month LIBOR in arrears + 0.6085%	350,000	350,000

1,500.0 million 6.700% due 2011	3-month LIBOR + 1.0892%	750,000	750,000
	3-month LIBOR + 0.8267%	750,000	750,000

1,500.0 million 5.250% due 2013	6-month daily average LIBOR + 0.8210%	800,000	800,000
	6-month daily average LIBOR + 0.8210%	700,000	700,000

500.0 million 6.450% due 2024	6-month LIBOR in arrears + 1.0370%	250,000	250,000

300.0 million 4.125% due 2008	6-month daily average LIBOR + 0.6430%	150,000	150,000
	6-month daily average LIBOR + 0.6430%	150,000	150,000

Credit Rating Trigger and Interest Expense Impact

The interest rate payable on $6,300.0 million of Notes, as noted in the table below, is subject to a 0.25 percentage-point increase per level of downgrade in the Company’s credit rating by Moody’s or S&P. There is no adjustment to the interest rate payable on these Notes for the first single-level downgrade in the Company’s credit rating by S&P. If Moody’s or S&P subsequently were to increase the Company’s credit rating, the interest rate payable on these Notes is subject to a 0.25 percentage-point decrease for each level of credit rating increase. The interest rate payable for these Notes cannot be reduced below the original coupon rate of the Notes, and the interest rate in effect on March 15, 2006 for these Notes thereafter will become the effective interest rate until maturity. In December 2003, Moody’s downgraded the Company’s long-term debt rating from A3 to Baa1. This triggered the 0.25 percentage-point increase in the interest rate on the Notes issued in March 2001 and February 2003. As a result of the downgrade, the Company incurred incremental interest on the Notes of $8.25 million in 2005 and $8.5 million in 2004.

25
Wyeth

The following table summarizes, by respective Note, the maximum interest rate adjustment and the additional annual interest expense for every 0.25 percentage-point increase in the interest rate as of December 31, 2005:

Notes Payable	Maximum Interest Rate Adjustment	Incremental Annual Interest Expense per 0.25% Adjustment
		(In thousands)
$1,750.0 million 5.500% due 2014	1.75%	$ 4,375
1,500.0 million 6.700% due 2011*	2.00%	3,750
1,500.0 million 5.250% due 2013*	2.00%	3,750
750.0 million 6.500% due 2034	1.75%	1,875
500.0 million 6.450% due 2024	1.75%	1,250
300.0 million 4.125% due 2008*	2.00%	750
		$15,750

*	As of December 31, 2003, interest rates on these Notes increased 0.25% due to Moody’s credit rating downgrade discussed above.

In addition to the Moody’s downgrade, on October 24, 2003, Fitch Ratings (Fitch) downgraded the Company’s senior unsecured credit rating (long-term rating) to A- from A and its commercial paper credit rating (short-term rating) to F-2 from F-1. Due to the Fitch downgrade, the Company’s commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market, if issued.

In 2005, Moody’s, S&P and Fitch affirmed the Company’s short-term and long-term debt ratings. In addition, Moody’s upgraded the Company’s outlook from negative to developing.

Interest Expense, net

The components of Interest expense, net are as follows:

Year Ended December 31,	2005	2004	2003
(In thousands)
Interest expense	$403,284	$308,348	$298,303
Interest income	(282,078)	(111,293)	(79,363)
Less: Amount capitalized for capital projects	(46,450)	(86,750)	(115,800)
Interest expense, net	$74,756	$110,305	$103,140

Interest payments in connection with the Company’s debt obligations for the years ended December 31, 2005, 2004 and 2003 amounted to $343.3 million, $270.7 million and $299.7 million, respectively.

Debt Extinguishment

In December 2003, the Company completed the redemption of $691.1 million of its $1,000.0 million aggregate principal amount of 7.90% Notes due 2005, resulting in $308.9 million in remaining Notes due 2005 outstanding at December 31, 2004, which were classified as Loans payable. In addition, the Company exercised a make-whole call option on its $1,000.0 million aggregate principal amount of 6.25% Notes due 2006. The

26
Wyeth

redemption period for the make-whole call option ended January 12, 2004, and, as a result, as of December 31, 2003, the $1,000.0 million aggregate principal amount of the 6.25% Notes due 2006 was classified as Loans payable. On January 12, 2004, the $1,000.0 million 6.25% Notes due 2006 were redeemed in full.

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

In order to fund the Note repurchases, and for other general corporate purposes, the Company issued $3,000.0 million of Notes and $1,020.0 million of Debentures in December 2003 as discussed above.

7. Other Noncurrent Liabilities

Other noncurrent liabilities includes reserves for the Redux and Pondimin diet drug litigation (see Note 14) and reserves relating to income taxes, environmental matters, product liability and other litigation, pension and other employee benefit liabilities, and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company’s policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $311.2 million and $311.7 million at December 31, 2005 and 2004, respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds. See Note 14 for discussion of contingencies.

Through 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provided for cash and deferred contingent common stock awards to key employees. Deferred contingent common stock awards plus accrued dividends, related to the MIP program, totaling 451,281 and 552,860 shares were outstanding at December 31, 2005 and 2004, respectively. Incentive awards under the MIP program were no longer granted after the 1998 performance year.

Subsequently, the Company adopted the Performance Incentive Award Program (PIA), which provides financial awards to employees based on the Company’s operating results and the individual employee’s performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA. The value of PIA awards for 2005, 2004 and 2003 was $235.6 million, $181.7 million and $150.7 million, respectively, and is included within Accrued expenses.

27
Wyeth

8. Pensions and Other Postretirement Benefits

Plan Descriptions

Pensions

The Company sponsors various retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations.

Pension plan benefits for defined benefit plans are based primarily on participants’ compensation and years of credited service. Generally, contributions to defined contribution plans are based on a percentage of the employee’s compensation. The Company’s 401(k) savings plans have been established for substantially all U.S. employees. Most employees are eligible to enroll in the savings plan on their hire date and can contribute between 1% and 16% of their base pay. The Company provides a matching contribution to eligible participants of 50% on the first 6% of base pay contributed to the plan, or a maximum of 3% of base pay. Employees can direct their contributions and the Company’s matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including the Company’s common stock. All contributions to the Company’s common stock fund, whether by employee or employer, can be transferred to other fund choices daily.

Total pension expense for both defined benefit and defined contribution plans for 2005, 2004 and 2003 was $317.0 million, $294.8 million and $302.4 million, respectively. Pension expense for defined contribution plans for 2005, 2004 and 2003 totaled $96.7 million, $90.1 million and $73.4 million, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits for retired employees of most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

Pension Plan Assets

U.S. Pension Plan Assets

Pension plan assets to fund the Company’s obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company.

28
Wyeth

The Company’s U.S. pension plan asset allocation, by broad asset class, was as follows as of December 31, 2005 and 2004, respectively:

	Percentage of Plan Assets as of December 31,
Asset Class	2005	2004
U.S. Equity	42%	44%
Non-U.S. Equity	29%	28%
U.S. Fixed Income and cash	29%	28%

U.S. pension plan (the Plan) assets totaled $3,685.7 million and $3,469.6 million at December 31, 2005 and 2004, respectively. At both December 31, 2005 and 2004, U.S. pension plan assets represented approximately 87% of total worldwide plan assets. Investment responsibility for these assets is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the Plan’s asset classes is broadly diversified by security, market capitalization (e.g., exposure to “large cap” and “small cap”), industrial sector and investment style (i.e., exposure to “growth” and “value”). Every attempt is made to maintain asset class exposure in line with prevailing target asset allocation percentages – U.S. Equity (45%), Non-U.S. Equity (25%) and U.S. Fixed Income (30%) – through monthly rebalancing toward those targets.

Within U.S. Equity, the Company uses a combination of passive index, enhanced index and active investment strategies. Investment vehicles utilized within these classes include both separately managed accounts and diversified funds. The Plan’s active investment managers are prohibited from investing in the Company’s common stock.

The Company’s Non-U.S. Equity composite is invested primarily in mature or developed markets using active investment strategies and separately managed accounts. The Plan’s modest exposure to emerging or developing markets is achieved through investment in diversified funds.

U.S. Fixed Income assets are invested largely in securities categorized as “investment grade” using active investment strategies, and investment vehicles utilized include separately managed accounts and diversified funds. The Plan, however, does maintain modest exposure to below investment grade debt – specifically, high-yield U.S. fixed income and emerging market debt. The Plan’s separate fixed income account managers are prohibited from investing in debt securities issued by the Company.

The Plan’s assets are managed with the dual objectives of minimizing pension expense and cash contributions over the long term as well as maintaining the Plan’s fully funded status on an ongoing basis. With the assistance of the Company’s outside pension consultant, asset-liability studies are performed every three to five years, and the Plan’s target asset allocation percentages are adjusted accordingly. The investment managers of each separately managed account in which the Plan invests are prohibited from investing in derivative securities. With respect to the diversified funds in which the Plan invests, the existing investment guidelines permit derivative securities in the portfolio, but the use of leverage (i.e., margin borrowing) is strictly prohibited.

Investment performance by total plan, asset class and individual manager is reviewed on a monthly basis, relative to one or more appropriate benchmarks. On a quarterly basis, the pension consultant performs a detailed statistical analysis of both investment performance and portfolio holdings. Formal meetings are held with each investment

29
Wyeth

manager approximately twice per year to review investment performance and to ascertain whether any changes in process or turnover in professional personnel have occurred at the management firm.

Non-U.S. Pension Plan Assets

At December 31, 2005 and 2004, the Company’s non-U.S. defined benefit pension plan assets totaled $567.6 million and $522.6 million, respectively, which represented approximately 13% of total worldwide plan assets at both December 31, 2005 and 2004. The Company’s United Kingdom (U.K.) and Canadian plan assets in the aggregate totaled $414.6 million and $391.5 million at December 31, 2005 and 2004, respectively, and represented approximately 73% of the non-U.S. total plan assets at December 31, 2005 compared with approximately 75% of the non-U.S. total plan assets at December 31, 2004.

U.K. defined benefit pension assets totaled $292.4 million, approximately 7% of total worldwide plan assets, at December 31, 2005 compared with $279.8 million, approximately 7% of total worldwide plan assets, at December 31, 2004. During 2004, the Company contributed approximately $100.0 million to fund the U.K. plan’s funding deficit. Investment responsibility is assigned to an outside investment manager, and participants do not have the ability to direct the investment of these assets. The broad allocation of U.K. plan assets as of December 31, 2005 was U.K. Equities (34%), Non-U.K. Equities (18%) and U.K. Fixed Income and cash (48%) compared with the allocations in effect at December 31, 2004 – U.K. Equities (32%), Non-U.K. Equities (12%) and U.K. Fixed Income and cash (56%). Each of the U.K. plan’s asset classes is broadly diversified and actively managed.

Canadian defined benefit pension assets totaled $122.2 million and $111.7 million at December 31, 2005 and 2004, respectively, which represented approximately 3% of total worldwide plan assets at both December 31, 2005 and 2004. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. The broad allocation of Canadian plan assets as of December 31, 2005 was Canadian Equity (32%), Non-Canadian Equity (37%) and Canadian Fixed Income and cash (31%) compared with the allocations in effect at December 31, 2004 – Canadian Equity (44%), Non-Canadian Equity (24%) and Canadian Fixed Income and cash (32%). Each of the Canadian plan’s asset classes is broadly diversified and actively managed.

30
Wyeth

Plan Obligations, Plan Assets, Funded Status and Periodic Cost

The Company uses a December 31 measurement date for the majority of its defined benefit plans. The change in the projected benefit obligation for the Company’s defined benefit plans (principally U.S.) for 2005 and 2004 was as follows:

	Pensions		Other Postretirement Benefits
Change in Projected Benefit Obligation	2005	2004	2005	2004
(In thousands)
Projected benefit obligation at January 1	$4,664,897	$4,211,316	$1,630,035	$1,552,792
Consolidation of Ireland benefit plan	—	50,672	—	—
Service cost	166,632	147,370	49,032	38,827
Interest cost	266,969	256,569	103,028	82,718
Amendments and other adjustments	1,670	4,503	(47,978)	(60,765)
Net actuarial loss	526,756	298,703	316,522	117,392
Termination benefits	4,812	—	—	—
Settlements/curtailments	(20,475)	—	—	—
Benefits paid	(352,374)	(359,903)	(100,893)	(104,410)
Currency translation adjustment	(75,032)	55,667	1,398	3,481
Projected benefit obligation at December 31	$5,183,855	$4,664,897	$1,951,144	$1,630,035

The change in the projected benefit obligation for pensions was impacted by higher net actuarial losses, service cost and interest cost. The increase arose primarily from a decrease in the discount rate as described in the “Plan Assumptions” section herein and changes in assumptions used to estimate expected lump sum distributions and a change in the incidence of disability.

The change in the projected benefit obligation for other postretirement benefit plans includes an increase in the net actuarial loss, higher service and interest costs and a decrease due to the impact of plan amendments. The net actuarial loss for other postretirement benefits resulted primarily from a decrease in the discount rate and losses associated with a change in the per capita claim cost and health care trend assumptions. Increased service and interest costs were primarily due to higher per capita claims and health care trend factors as well as a decrease in the discount rate. Amendments to the other postretirement benefit plans, effective December 31, 2005, consisted primarily of an increase in prescription drug copayment charges for all retirees, an increase in the medical out-of-pocket and plan deductible for post-2002 retirees, and an increase in the medical contributions for certain retirees. Amendments to the other postretirement benefit plans, effective December 31, 2004, consisted of an increase in prescription drug copayment charges for all retirees and an increase in the medical plan deductible for post-2002 retirees and a decrease in life insurance benefits for post-2004 retirees and post-2004 disabled employees.

31
Wyeth

At December 31, 2005 and 2004, the accumulated benefit obligation (ABO) for the Company’s defined benefit pension plans was $4,394.0 million and $4,041.0 million, respectively. Projected benefit obligation, ABO and fair value of plan assets for defined benefit pension plans with an ABO in excess of plan assets were as follows:

	December 31,
(In thousands)	2005	2004
Projected benefit obligation	$862,982	$605,785
Accumulated benefit obligation	752,679	492,067
Fair value of plan assets	376,134	131,119

The change in plan assets for the Company’s defined benefit plans (principally U.S.) for 2005 and 2004 was as follows:

	Pensions		Other Postretirement Benefits
Change in Plan Assets	2005	2004	2005	2004
(In thousands)
Fair value of plan assets at January 1	$3,992,163	$3,603,270	$—	$—
Consolidation of Ireland benefit plan	—	28,575	—	—
Actual return on plan assets	442,898	411,698	—	—
Settlements/curtailments	(20,475)	—	—	—
Company contributions	232,148	273,318	100,893	104,410
Benefits paid	(352,374)	(359,903)	(100,893)	(104,410)
Currency translation adjustment	(41,024)	35,205	—	—
Fair value of plan assets at December 31	$4,253,336	$3,992,163	$—	$—

The Company made contributions to the U.S. qualified defined benefit pension plans of $175.0 million and $136.7 million as of December 31, 2005 and 2004, respectively. The contributions were made to fund current pension expense for the U.S. qualified defined benefit pension plans. In addition, in 2005, the Company made contributions of approximately $23.1 million for the purpose of reducing the Ireland plan’s funding deficit and $100.0 million in 2004 for the purpose of reducing the U.K. plan’s funding deficit.

There were no plan assets for the Company’s other postretirement benefit plans at December 31, 2005 and 2004 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was approximately $102.5 million and $103.5 million at December 31, 2005 and 2004, respectively.

The Company expects to contribute approximately $240.0 million to its qualified and non-qualified defined benefit pension plans and make payments of approximately $100.0 million for its other postretirement benefits in 2006.

32
Wyeth

The reconciliation of funded status and the amounts recognized in the consolidated balance sheets for the Company’s defined benefit plans (principally U.S.) for 2005 and 2004 were as follows:

	Pensions		Other Postretirement Benefits
Reconciliation of Funded Status	2005	2004	2005	2004
(In thousands)
Funded status	$(930,519)	$(672,734)	$(1,951,144)	$(1,630,035)
Unrecognized net actuarial loss	1,809,020	1,517,919	971,092	701,882
Unrecognized prior service cost	24,080	31,284	(226,670)	(199,618)
Unrecognized net transition obligation	1,799	3,283	—	—
Company contributions between measurement date and fiscal year end	290	1,860	—	—
Net amount recognized	$904,670	$881,612	$(1,206,722)	$(1,127,771)

The unrecognized net actuarial loss for pensions primarily represents the impact of the decline in the global equity markets that occurred during 2002 and 2001 since most of the difference between the expected return and actual return on plan assets incurred during those years is deferred. The increase between the 2005 and 2004 unrecognized net actuarial loss is primarily due to changes in the Plan’s assumptions. The unrecognized net actuarial loss will be amortized through the net periodic benefit cost over the remaining estimated service life of employees to the extent the unrecognized net actuarial loss exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

Amounts Recognized in the	Pensions
Consolidated Balance Sheets	2005	2004
(In thousands)
Prepaid benefit cost	$1,141,513	$1,188,866
Accrued benefit liability	(389,179)	(359,205)
Intangible asset	7,605	4,085
Accumulated other comprehensive loss	144,731	47,866
Net amount recognized	$904,670	$881,612

33
Wyeth

Net periodic benefit cost for the Company’s defined benefit plans (principally U.S.) for 2005, 2004 and 2003 was as follows:

	Pensions			Other Postretirement Benefits
Components of Net Periodic Benefit Cost	2005	2004	2003	2005	2004	2003
(In thousands)
Service cost	$166,632	$147,370	$119,446	$49,032	$38,827	$38,093
Interest cost	266,969	256,569	249,031	103,028	82,718	94,281
Expected return on plan assets	(338,134)	(311,541)	(270,502)	—	—	—
Amortization of prior service cost	8,636	8,544	8,399	(20,926)	(14,837)	(2,249)
Amortization of transition obligation	1,095	1,180	1,098	—	—	—
Recognized net actuarial loss	106,816	100,348	104,367	48,139	19,907	18,703
Termination benefits	4,812	2,264	4,121	—	—	—
Settlement/curtailment loss	3,474	—	13,034	—	—	—
Net periodic benefit cost	$220,300	$204,734	$228,994	$179,273	$126,615	$148,828

Net periodic benefit cost for pensions was higher in 2005 as compared with 2004 due primarily to a higher service and interest cost discussed above and higher recognized net actuarial loss offset, in part, by higher expected return on plan assets. The higher expected return on plan assets is related to the increase in the Company’s plan assets as a result of contributions made as described above. The recognized net actuarial loss represents the amortization of the deferred actuarial losses from prior periods as discussed above.

Net periodic benefit cost for other postretirement benefits was higher in 2005 compared with 2004 due primarily to increases associated with changes in per capita claim cost and health care trend assumptions as well as a decrease in the discount rate noted below.

Estimated Future Benefit Payments

The Company expects to pay the following in benefit payments related to its defined benefit plans (principally U.S.), which reflect expected future service, as appropriate:

(In thousands)	Pensions	Other Postretirement Benefits
2006	$242,000	$102,500
2007	253,100	107,500
2008	276,100	110,800
2009	276,800	113,800
2010	288,600	116,100
2011-2015	1,645,900	605,600

34
Wyeth

Plan Assumptions

Weighted average assumptions used in developing the benefit obligations at December 31 and net periodic benefit cost were as follows:

	Pensions			Other Postretirement Benefits
Benefit Obligations	2005	2004	2003	2005	2004	2003
Discount rate	5.65%	6.00%	6.25%	5.65%	6.00%	6.25%
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

	Pensions			Other Postretirement Benefits
Net Periodic Benefit Cost	2005	2004	2003	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—
Expected return on plan assets	9.00%	9.00%	9.00%	—	—	—

The discount rate assumption relating to U.S. pension plan and other postretirement benefit liabilities is determined on an annual basis, by the Company with input from an outside actuary. The process by which the assumed discount rate is developed attempts to match the projected stream of benefit payments to the yields provided by high-quality corporate bonds (i.e., those rated Aa3 or better by Moody’s) at all points across the yield curve at the applicable measurement date. In developing the assumed discount rate, the rates at each point on the yield curve are weighted based on the proportion of benefit payments expected to be paid at that point on the curve relative to the total.

The expected return on plan assets is determined on an annual basis, by the Company with input from an outside pension consultant. Every attempt is made to maintain a long-term investment horizon (e.g., 10 years or more) in developing the expected rate of return assumption, and the impact of current/short-term market factors is not permitted to exert a disproportionate influence on the process. While long-term historical returns are a factor in this process, consideration also is given to forward-looking factors, including, but not limited to, the following:

•	Expected economic growth and inflation;

•	The forecasted statistical relationship (i.e., degree of correlation, or co-movement) between the various asset classes in which the Plan invests;

•	Forecasted volatility for each of the component asset classes;

•	Current yields on debt securities; and

•	The likelihood of price-earnings ratio expansion or contraction.

Finally, the expected return on plan assets does not represent the forecasted return for the near term; rather, it represents a best estimate of normalized capital market returns over the next decade or more, based on the target asset allocation in effect.

35
Wyeth

The assumed health care cost trends for the Company’s other postretirement benefit plans for 2005, 2004 and 2003 are as follows:

	Other Postretirement Benefits
Assumed Health Care Cost Trend	2005	2004	2003
Health care cost trend rate assumed for next year	11.00%	11.00%	11.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2009	2008

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1 Percentage- Point Increase	1 Percentage- Point Decrease
Effect on total service and interest cost	$25,883	$(20,306)
Effect on postretirement benefit obligation	281,627	(229,195)

9. Derivative Instruments and Foreign Currency Risk Management Programs

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either net income or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2005.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts are as follows:

1.	Short-term foreign exchange forward contracts and swap contracts are used to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings. The Company recorded a net gain of $121.9 million in 2005 and net losses of $96.9 million and $92.6 million for 2004 and 2003, respectively, in Other income, net related to gains and losses on these foreign exchange forward contracts and swap contracts. These amounts consist of gains and losses from contracts settled during 2005, 2004 and 2003, as well as contracts outstanding at December 31, 2005, 2004 and 2003 that are recorded at fair value.

2.

The Company uses combinations of option strategies that involve the simultaneous purchase of a put contract at one strike rate and the sale of a call contract at another strike rate as well as individual foreign currency put options in

36
Wyeth

its cash flow hedging program to partially cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are included in Accumulated other comprehensive income (loss) with the corresponding asset or liability recorded on the balance sheet. The Company recorded after-tax net losses of $4.3 million, $36.8 million and $47.2 million for 2005, 2004 and 2003, respectively, in Accumulated other comprehensive income (loss) with the corresponding liabilities recorded in Accrued expenses related to these cash flow hedges. The unrealized net losses in Accumulated other comprehensive income (loss) will be reclassified into the consolidated statement of operations when the inventory is sold to a third party. As such, the Company anticipates recognizing these net losses during the next 12 months. In 2005, 2004 and 2003, the Company recognized net losses of $15.3 million, $65.0 million and $41.2 million, respectively, related to cash flow hedges on inventory that was sold to third parties. These losses are included in Other income, net. Put and call option contracts outstanding as of December 31, 2005 expire no later than September 2006.

In addition to the programs identified above, the Company previously had entered into a foreign exchange forward contract to hedge against foreign exchange fluctuations on a yen-denominated long-term intercompany loan to the Company’s Japanese subsidiary. This forward contract had been designated as and qualified for foreign currency cash flow hedge accounting treatment. As of December 31, 2002, the Company had recorded an after-tax gain of $3.3 million in Accumulated other comprehensive income (loss) relating to the unrealized gain on this foreign exchange forward contract. As of December 31, 2003, this foreign exchange forward contract had matured, resulting in a realized gain of $6.4 million included in Other income, net.

37
Wyeth

The Company also has entered into the following effective fair value interest rate swaps to manage interest rate exposures:

			Fair Value
	Maturity Date	Notional Amount	Assets (Liabilities)*
Hedged Notes Payable			2005	2004
(In thousands)
$1,750,000, 5.500%	2014	$750,000	$(2,557)	$9,584
	2014	650,000	(3,778)	6,836
	2014	350,000	(1,285)	4,403

1,500,000, 6.700%	2011	750,000	33,412	67,879
	2011	750,000	32,983	67,405

1,500,000, 5.250%	2013	800,000	(23,496)	(6,938)
	2013	700,000	(21,227)	(6,967)

500,000, 6.450%	2024	250,000	9,985	5,791

300,000, 4.125%	2008	150,000	(4,323)	(1,784)
	2008	150,000	(4,538)	(1,589)
			$15,176	$144,620

*	Fair value amounts exclude accrued interest.

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

10. Income Taxes

The components of the Company’s Income (loss) before income taxes based on the location of operations were:

Year Ended December 31,	2005	2004	2003
(In thousands)
U.S.	$2,128,702	$(2,936,581)	$(119,990)
Non-U.S.	2,651,887	2,806,734	2,481,602
Income (loss) before income taxes	$4,780,589	$(129,847)	$2,361,612

38
Wyeth

The Provision (benefit) for income taxes consisted of:

Year Ended December 31,	2005	2004	2003
(In thousands)
Current:
Federal	$132,736	$(241,064)	$239,006
State	(414)	—	—
Foreign	453,217	359,547	488,419
Current provision for income taxes	585,539	118,483	727,425
Deferred:
Federal	512,807	(1,262,450)	(405,587)
State	53,055	(300,000)	—
Foreign	(27,110)	80,123	(11,418)
Deferred provision (benefit) for income taxes	538,752	(1,482,327)	(417,005)
Total provision (benefit) for income taxes	$1,124,291	$(1,363,844)	$310,420

Net deferred tax assets were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	2005	2004
Net current deferred tax assets	$2,723,655	$1,968,499
Net noncurrent deferred tax assets	1,053,437	2,388,775
Net current deferred tax liabilities	(26,641)	(39,305)
Net noncurrent deferred tax liabilities	(92,936)	(121,369)
Net deferred tax assets	$3,657,515	$4,196,600

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves that currently are not deductible for tax purposes, from an elective deferral for tax purposes of research and development costs, from loss carryforwards and from tax credit carryforwards. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes and contributions made to the Company’s U.S. qualified pension plans.

39
Wyeth

The components of the Company’s deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	2005	2004
Deferred tax assets:
Diet drug product litigation accruals	$1,999,405	$2,508,212
Product litigation and environmental liabilities and other accruals	577,062	547,522
Postretirement, pension and other employee benefits	813,567	683,471
Net operating loss (NOL) and other carryforwards	352,735	420,131
State tax NOL and other carryforwards, net of federal tax	156,042	263,316
State tax on temporary differences, net of federal tax	282,774	382,350
Goodwill impairment	—	40,870
Restructuring	36,807	12,601
Inventory reserves	224,257	159,806
Investments and advances	45,386	30,903
Property, plant and equipment	19,394	36,047
Research and development costs	499,167	588,081
Intangibles	126,233	116,426
Other	52,384	79,069
Total deferred tax assets	5,185,213	5,868,805
Deferred tax liabilities:
Tax on earnings which may be remitted to the United States	(205,530)	(205,530)
Depreciation	(478,118)	(455,917)
Pension and other employee benefits	(400,809)	(386,613)
Intangibles	(93,807)	(39,877)
Investments	(23,939)	(10,117)
Other	(109,765)	(164,871)
Total deferred tax liabilities	(1,311,968)	(1,262,925)
Deferred tax asset valuation allowances	(23,713)	(63,614)
State deferred tax asset valuation allowances, net of federal tax	(192,017)	(345,666)
Total valuation allowances	(215,730)	(409,280)
Net deferred tax assets	$3,657,515	$4,196,600

Deferred taxes for net operating losses and other carryforwards principally relate to federal tax credits that generally expire in 2022 to 2025 and foreign net operating loss and tax credits that have various carryforward periods. Valuation allowances have been established for certain federal and foreign deferred tax assets as the Company has determined that it was more likely than not that these benefits will not be realized. During 2005, the Company reevaluated the realizability of certain federal deferred tax assets and determined that approximately $24.4 million of tax valuation allowance was no longer required as the Company was more likely than not to realize the benefit from these deferred tax assets. Except as it relates to these items, the Company has not established valuation allowances related to its net federal or foreign deferred tax assets of $3,410.7 million as the Company believes that it is more likely than not that the benefits of these assets will be realized.

As of December 31, 2005, the Company had deferred state tax assets for net operating loss carryforwards and tax credit carryforwards, net of federal tax, of $156.0 million and net deferred state tax assets for cumulative temporary differences, net of federal tax, of $282.8 million. The decrease of $206.9 million in total deferred state tax assets from December 31, 2004, was primarily the result of utilization of the deferred tax assets and changes in the amount of deferred tax assets resulting from changes in legislation. Valuation allowances have been established for certain state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals as the Company determined it was more likely than not that these benefits will not be realized. A valuation allowance of $192.0 million has been

40
Wyeth

provided due to the uncertainty of generating sufficient taxable income in the state jurisdictions to utilize the deferred state tax assets before their expiration. The state tax valuation allowance decrease of $153.6 million in 2005 was the result of a reevaluation of the realizability of the related deferred tax asset, which resulted in a favorable adjustment included in the Provision (benefit) for income taxes of $56.0 million, with the remainder the result of the utilization of the related deferred tax asset and changes in tax legislation. The decrease in the valuation allowance in 2004 was primarily the result of the Company’s reevaluation of the realizability of the deferred state tax asset in light of its decision to increase the diet drug litigation reserve to an amount that represents the Company’s best estimate rather than the minimum cost.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a temporary opportunity for U.S. corporations to repatriate certain foreign earnings by providing an 85% deduction for certain dividends received from controlled foreign corporations, provided certain criteria are met. In 2005, the Company repatriated approximately $3.1 billion of foreign earnings in accordance with the Act, and, in the third quarter of 2005, the Company recorded an income tax charge of $170.0 million ($0.12 per share-diluted) within the Provision (benefit) for income taxes.

As of December 31, 2005, income taxes were not provided on unremitted earnings of $7,478.5 million expected to be permanently reinvested internationally. If income taxes were provided on those earnings, they would approximate $1,681.6 million.

The difference between income taxes based on the U.S. statutory rate and the Company’s provision (benefit) was due to the following:

Year Ended December 31,	2005	2004	2003
(In thousands)
Provision (benefit) at U.S. statutory tax rate	$1,673,206	$(45,446)	$826,564
Increase (decrease) in taxes resulting from:
Puerto Rico, Ireland and Singapore manufacturing operations	(529,110)	(490,207)	(448,116)
Research tax credits	(77,500)	(73,473)	(71,000)
Favorable tax adjustment	—	(407,600)	—
Refunds of prior year taxes	(108,917)	—	—
State taxes, net of federal taxes:
Provision	103,664	(141,087)	—
Valuation allowance adjustment	(55,992)	(167,149)	—
Repatriation charge	170,000	—	—
Restructuring/ special charges	13,228	—	50,503
All other, net	(64,288)	(38,882)	(47,531)
Provision (benefit) at effective tax rate	$1,124,291	$(1,363,844)	$310,420

The above analysis of the Company’s tax provision (benefit) includes the effects of certain items that significantly affected the comparability of the Company’s effective tax rate from year to year. These items consisted of the diet drug litigation charges in 2004 and 2003 (see Note 14), the upfront payment to Solvay in 2004 (see Note 2), the favorable income tax adjustment in 2004 (recorded in the third quarter of 2004 and described below), gains relating to Immunex/Amgen common stock transactions in 2003 (see Note 2), special charges in 2003 (see Note 3), productivity initiatives in 2005 (see Note 3) and the repatriation charge in 2005 (as described above).

41
Wyeth

Excluding the effects of these items, reconciliations between the resulting tax rate and the U.S. statutory tax rate were as follows:

Year Ended December 31,	2005	2004	2003
U.S. statutory tax rate	35.0%	35.0%	35.0%
Effect of Puerto Rico, Ireland and Singapore manufacturing operations	(10.6)	(10.9)	(10.8)
Research tax credits	(1.6)	(1.6)	(1.7)
All other, net	(2.5)	(1.0)	(1.2)
Effective tax rate, excluding certain items affecting comparability	20.3%	21.5%	21.3%

The tax benefit attributable to the effect of Puerto Rico manufacturing operations is principally due to a government grant in Puerto Rico that reduces the tax rate on most of the Company’s income from manufacturing operations in Puerto Rico from 39% to 2% through 2018. In 2006, the Company and the government of Puerto Rico are in the process of finalizing a new grant, which would reduce the tax rate from 39% to a range of 0% to 2% through 2023.

Total income tax payments, net of tax refunds, in 2005, 2004 and 2003 amounted to $331.9 million, $759.2 million and $576.9 million, respectively.

In the third quarter of 2004, the Company recorded a favorable income tax adjustment of $407.6 million ($0.30 per share-diluted) within the Provision (benefit) for income taxes as a result of settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter. The U.S. Internal Revenue Service (IRS) has completed its examination of the Company’s tax returns for all years through 1997, and, except for such prior year tax matter, there are no material unresolved issues outstanding for those years. The IRS currently is examining the Company’s returns for the years 1998 through 2001. The Company believes its accruals for tax liabilities are adequate for all open years.

Other than the 2004 third quarter favorable income tax adjustment discussed above and certain prior year tax refunds received in 2005, there were no material revisions to prior year taxes in the years presented.

11. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2005 and 2004. Of the authorized preferred shares, there is a series of shares (14,715 and 16,122 outstanding at December 31, 2005 and 2004, respectively), which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common

42
Wyeth

stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

Changes in outstanding common shares during 2005, 2004 and 2003 were as follows:

(In thousands except shares of preferred stock)	2005	2004	2003
Balance at January 1	1,335,092	1,332,452	1,326,055
Issued for stock options	7,991	2,373	6,310
Conversions of preferred stock
(1,407, 812 and 1,384 shares in 2005, 2004 and 2003, respectively) and other exchanges	266	267	87
Balance at December 31	1,343,349	1,335,092	1,332,452

The Company has a common stock repurchase program under which the Company is authorized to repurchase common shares. The Company made no repurchases during 2005, 2004 and 2003. At December 31, 2005, the Company was authorized to repurchase 4,492,460 common shares in the future. On January 27, 2006, the Company’s Board of Directors approved a share repurchase program allowing for the repurchase of up to 15,000,000 shares of its common stock subject to price and market conditions. As a result of the new program, the Company terminated the program in effect at December 31, 2005.

Treasury stock is accounted for using the par value method. Shares of common stock held in treasury at December 31, 2005, 2004 and 2003 were 79,112,368, 87,319,402 and 89,930,211, respectively. The Company has not retired any shares held in treasury during 2005 and 2004.

In 2003, the Board of Directors terminated the Company’s Series A Junior Participating Preferred Stock Shareholder Rights Plan effective December 15, 2003.

12. Stock Incentive Plans

As of December 31, 2005, the Company had several employee Stock Incentive Plans, a Stock Option Plan for Non-Employee Directors and a Restricted Stock Plan for Non-Employee Directors. Under the Stock Incentive Plans, options may be granted to purchase a maximum of 235,000,000 shares (of which 30,000,000 shares may be used for restricted stock issuance) at prices not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. At December 31, 2005, there were 43,510,599 shares available for future grants under the Stock Incentive Plans, of which up to 9,478,709 shares were available for restricted stock awards.

Although the plans provide for the granting of incentive stock options as defined under the Internal Revenue Code, beginning in April 2005, all options are granted as non-qualified stock options. Under the plans, grants of non-qualified stock options with a 10-year term (or incentive stock options granted in prior years with a term not exceeding 10 years) may be made to selected officers and employees. All stock option grants vest ratably over a three-year term. The plans also permit the granting of stock appreciation rights (SAR), which entitle the holder to receive shares of the Company’s common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2005, there were no outstanding SARs.

43
Wyeth

The Stock Incentive Plans allow for, among other things, the issuance of restricted stock and performance share awards. Awards are made in the form of units, with one unit equivalent to one share of common stock upon conversion. A total of 9,478,709 shares are authorized for future restricted stock and performance share grants. Restricted stock and performance share awards representing 3,388,520 units in 2005, 1,081,960 units in 2004 and 978,990 units in 2003 were granted to certain employees, including key executives, as follows:

	Units
	2005	2004	2003
Restricted stock awards	2,188,280	171,760	86,890
Performance share awards	1,200,240	910,200	892,100
	3,388,520	1,081,960	978,990

The increase in 2005 awards was due to the implementation of the Long Term Incentive Program (the LTIP), which replaced the existing stock option program. The LTIP was created to better align awards with stock performance, resulting in a reallocation of value among stock options, time-vested restricted stock units and performance-based restricted stock units. The time-vested restricted stock units are generally converted to shares on the third anniversary of the date of award. The performance-based restricted stock units are converted to shares (up to 200% of the award) based on the achievement of certain performance criteria related to a future performance year (i.e., 2007 for a 2005 award). If less than the full award was earned, up to 100% of the award may be earned based on the achievement of certain multi-year performance criteria.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares may be granted to non-employee directors at 100% of the fair market value of the Company’s common stock on the date of the grant. Under this plan, each continuing director who is not a current or former employee receives a grant of stock options (currently 4,000 options per year) on the day of each annual meeting of stockholders, which generally become exercisable on the next annual meeting date. For the years ended December 31, 2005 and 2003, 36,000 stock options were granted to non-employee directors. For the year ended December 31, 2004, 40,000 stock options were granted to non-employee directors. At December 31, 2005, there were 24,000 shares available for future grants.

Under the Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered prior to the end of a five-year restricted period. At December 31, 2005, 56,000 shares were available for future grants.

In January 2006, the Board of Directors adopted, subject to stockholder approval at the Company’s 2006 annual meeting scheduled for April 27, 2006, the 2006 Non-Employee Director Stock Incentive Plan under which directors would receive both stock options and restricted stock. This plan is intended to replace the Stock Option Plan for Non-Employee Directors and the Restricted Stock Plan for Non-Employee Directors and provide stock option and restricted stock grants to continuing and new non-employee directors in the future.

44
Wyeth

Stock option information related to the plans was as follows:

Stock Options	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price
Outstanding at January 1	146,916,811	$48.84	133,141,939	$50.05	122,811,755	$50.47
Granted	21,516,025	43.55	23,542,609	40.07	22,903,370	41.08
Canceled/forfeited	(5,490,936)	48.62	(7,394,605)	50.04	(6,263,646)	53.13
Exercised (2005-$16.94 to $46.05 per share)	(7,991,161)	29.11	(2,373,132)	24.23	(6,309,540)	22.47
Outstanding at December 31	154,950,739	49.13	146,916,811	48.84	133,141,939	50.05
Exercisable at December 31	113,976,512	51.72	102,318,088	51.56	83,798,898	51.31

The following table summarizes information regarding stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$26.53 to 29.99	1,285,853	0.4 years	$ 26.53	1,285,853	$ 26.53
30.00 to 39.99	16,350,835	4.7 years	35.70	14,960,863	35.53
40.00 to 49.99	59,404,488	8.3 years	41.71	19,820,233	40.95
50.00 to 59.99	43,488,486	4.4 years	55.18	43,488,486	55.18
60.00 to 65.32	34,421,077	5.0 years	61.51	34,421,077	61.51
	154,950,739			113,976,512

45
Wyeth

13. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments, net unrealized gains (losses) on derivative contracts, net unrealized gains (losses) on marketable securities and minimum pension liability adjustments. The following table sets forth the changes in each component of Accumulated other comprehensive income (loss):

(In thousands)	Foreign Currency Translation Adjustments(1)	Net Unrealized Gains (Losses) on Derivative Contracts(2)	Net Unrealized Gains (Losses) on Marketable Securities(2)	Minimum Pension Liability Adjustments(2)	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2003	$(624,866)	$(14,267)	$531,253	$(47,691)	$(155,571)
Period change(3)	691,362	(32,887)	(507,334)	(22,057)	129,084
Balance December 31, 2003	66,496	(47,154)	23,919	(69,748)	(26,487)
Period change	451,892	10,354	(8,226)	39,619	493,639
Balance December 31, 2004	518,388	(36,800)	15,693	(30,129)	467,152
Period change	(492,784)	32,518	(4,128)	(67,483)	(531,877)
Balance December 31, 2005	$25,604	$(4,282)	$11,565	$(97,612)	$(64,725)

(1)	Income taxes are generally not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.
(2)	Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts at December 31, 2005, 2004 and 2003 were $2,306, $17,894 and $24,300, respectively; for net unrealized gains on marketable securities at December 31, 2005, 2004 and 2003 were $(5,259), $(2,141) and $(6,144), respectively; and for minimum pension liability adjustments at December 31, 2005, 2004 and 2003 were $47,119, $17,737 and $31,341, respectively.
(3)	2003 period change for net unrealized gains (losses) on marketable securities includes a realized gain on the sale of Amgen common stock reclassified to net income of $515,114.

46
Wyeth

14. Contingencies and Commitments

Contingencies

The Company is involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to its business (see Note 7 for discussion of environmental matters), the most important of which are described below. It is the Company’s policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable.

Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

Accruals for product liability and other legal proceedings, except for the environmental matters discussed in Note 7, amounted to $6,061.3 million and $7,613.7 million at December 31, 2005 and 2004, respectively. The Company has also recorded receivables from insurance companies for these matters amounting to $382.2 million and $446.9 million as of December 31, 2005 and 2004, respectively.

In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings (other than the diet drug litigation discussed immediately below) is unlikely to have a material adverse effect on the Company’s financial position but could be material to the results of operations or cash flows in one or more reporting periods.

Product Liability Litigation

Diet Drug Litigation

Overview

The Company has been named as a defendant in numerous legal actions relating to the diet drugs Pondimin (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as “fen-phen”) or Redux, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of Redux and/or Pondimin, independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease and primary pulmonary hypertension (PPH).

On October 7, 1999, the Company announced a nationwide class action settlement (the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. The settlement covered all claims arising out of the use of Redux or Pondimin, except for PPH claims, and was open to all Redux or Pondimin users in the United States. As originally designed, the settlement was comprised of two settlement funds to be administered by an independent Settlement Trust (the Trust). Fund A (with a value at the time of settlement of $1,000.0 million plus $200.0 million for legal fees) was created to cover refunds, medical screening costs, additional medical services

47
Wyeth

and cash payments, education and research costs, and administration costs. Fund A has been fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims. In December 2002, following a joint motion by the Company and plaintiffs’ counsel, the Court approved an amendment to the settlement agreement which provided for the merger of Funds A and B into a combined Settlement Fund, which now will cover all expenses and injury claims in connection with the settlement. The merger of the two funds took place in January 2003. Payments in connection with the nationwide settlement were $822.7 million in 2002. There were no payments made in 2003. Payments in connection with the nationwide settlement were $26.4 million in 2004 and $307.5 million in 2005. Payments may continue, if necessary, until 2018.

On January 18, 2002, as collateral for the Company’s financial obligations under the settlement, the Company established a security fund in the amount of $370.0 million. In April 2002, pursuant to an agreement among the Company, class counsel and representatives of the Settlement Trust, an additional $45.0 million (later reduced to $35.0 million) was added to the security fund. In February 2003, as required by an amendment to the settlement agreement, an additional $535.2 million was added by the Company to the security fund, bringing the total amount in the security fund to $940.2 million, which is primarily included in Other assets including deferred taxes, at December 31, 2005. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company’s credit rating, as reported by both Moody’s and S&P, falls below investment grade.

The Company recorded litigation charges of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share) in 2004, $2,000.0 million ($1,300.0 million after-tax or $0.97 per share) in 2003 and $1,400.0 million ($910.0 million after-tax or $0.68 per share) in 2002. Total pre-tax charges recorded to date amount to $21,100.0 million. Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $1,453.7 million, $850.2 million and $434.2 million for 2005, 2004 and 2003, respectively.

The remaining litigation accrual is classified as follows at December 31:

(In thousands)	2005	2004
Accrued expenses	$5,100,000	$3,500,000
Other noncurrent liabilities	612,600	3,666,300
Total litigation accrual	$5,712,600	$7,166,300

As noted above, in 2004, the Company increased its reserves in connection with the Redux and Pondimin diet drug matters by $4,500.0 million, bringing the total of the charges taken to date to $21,100.0 million. The $5,712.6 million reserve at December 31, 2005 represents management’s best estimate, within a range of outcomes, of the aggregate

48
Wyeth

amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement (as it would be amended by the proposed Seventh Amendment, discussed below), initial opt outs, PPH claims, downstream opt out cases (as defined and described below in “Nationwide Settlement Opt Out Terms and Data”) and the Company’s legal fees related to the diet drug litigation. The 2004 charge takes into account the terms of the proposed Seventh Amendment, the Company’s settlement discussions with plaintiffs’ attorneys representing a number of individuals who have opted out of the nationwide settlement, its experiences with the downstream opt out cases that have been litigated or settled to date and its projected expenses in connection with the diet drug litigation. However, due to the need for final judicial approval of the proposed Seventh Amendment, the uncertainty of the Company’s ability to consummate settlements with all or substantially all of the downstream opt out plaintiffs, the number and amount of any future verdicts that may be returned in downstream opt out and PPH litigation, and the inherent uncertainty surrounding any litigation, it is possible that additional reserves may be required in the future and the amount of such additional reserves may be significant.

The Company intends to vigorously defend itself and believes it can marshal significant resources and legal defenses to limit its ultimate liability in the diet drug litigation. However, in light of the circumstances discussed herein, it is not possible to predict the ultimate liability of the Company in connection with its diet drug legal proceedings. It is therefore not possible to predict whether, and if so when, such proceedings will have a material adverse effect on the Company’s financial condition, results of operations and/or cash flows and whether cash flows from operating activities and existing and prospective financing resources will be adequate to fund the Company’s operations, pay all liabilities related to the diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on its outstanding obligations without the disposition of significant strategic core assets and/or reductions in certain cash outflows.

Recent Developments

The Proposed Seventh Amendment to the Nationwide Settlement

During 2004, the Company, counsel for the plaintiff class in the nationwide settlement and counsel for certain individual class members negotiated a proposed Seventh Amendment to the settlement agreement that would create a new claims processing structure, funding arrangement and payment schedule for claims for compensation based on Levels I and II of the five-level settlement matrix. These claims are the most numerous, but least serious, of the claims filed for matrix benefits. The total number of currently filed Level I and Level II claims posed the risk that the Settlement Trust’s funds might be exhausted.

On March 15, 2005, United States District Judge Harvey Bartle III, the federal judge of the United States District Court for the Eastern District of Pennsylvania overseeing the national class action settlement, approved the proposed Seventh Amendment as “fair, adequate and reasonable.” Three appeals from Judge Bartle’s decision were filed, although two of those appeals were withdrawn by the appellants who brought them. On November 1, 2005, the United States Court of Appeals for the Third Circuit dismissed the

49
Wyeth

appeal of the remaining appellant and remanded the appellant’s claim to the District Court for the limited purpose of submitting the claim for re-auditing under the terms of the original settlement agreement. If the appellant does not seek review from the United States Supreme Court by March 15, 2006, the proposed Seventh Amendment would become effective on March 16, 2006. When and if all appeals are finally resolved, the proposed Seventh Amendment would include the following key terms:

•	The amendment would create a new Supplemental Fund, to be administered by a Fund Administrator who will be appointed by the District Court and who will process most pending Level I and Level II matrix claims;

•	After District Court approval, the Company became obligated to make initial payments of up to $50.0 million (of which $25.0 million has been paid) to facilitate the establishment of the Supplemental Fund and to enable the Supplemental Fund to begin reviewing claims. Following final judicial approval, the Company would make an initial payment of $400.0 million to enable the Supplemental Fund to begin paying claims. The timing of additional payments would be dictated by the rate of review and payment of claims by the Fund Administrator. The Company would ultimately deposit a total of $1,275.0 million, net of certain credits, into the Supplemental Fund;

•	All participating matrix Level I and Level II claimants who qualify under the Seventh Amendment, who pass the Supplemental Fund’s medical review and who otherwise satisfy the requirements of the settlement (Category One class members) would receive a pro rata share of the $1,275.0 million Supplemental Fund, after deduction of certain expenses and other amounts from the Supplemental Fund. The pro rata amount would vary depending upon the number of claimants who pass medical review, the nature of their claims, their age and other factors. A participating Category One class member who does not qualify for a payment after such medical review would be paid $2,000 from the Supplemental Fund;

•	Participating class members who might in the future have been eligible to file Level I and Level II matrix claims (Category Two class members) would be eligible to receive a $2,000 payment from the Trust; such payments would be funded by the Company apart from its other funding obligations under the nationwide settlement;

•	If the participants in the Seventh Amendment have heart valve surgery or other more serious medical conditions on Levels III through V of the nationwide settlement matrix by the earlier of 15 years from the date of their last diet drug ingestion or by December 31, 2011, they would remain eligible to submit claims to the existing Trust and be paid the current matrix amounts if they qualify for such payments under terms modified by the Seventh Amendment. In the event the existing Trust is unable to pay those claims, the Company would guarantee payment; and

•

All class members who participate in the Seventh Amendment would give up any further opt out rights as well as the right to challenge the terms of and the binding effect of the nationwide settlement. Final approval of the Seventh Amendment

50
Wyeth

also would preclude any lawsuits by the Trust or the Company to recover any amounts previously paid to class members by the Trust, as well as terminate the Trust’s Claims Integrity Program (described below) as to all claimants who do not opt out of the Seventh Amendment.

On March 29, 2005, as collateral for the Company’s financial obligations under the Seventh Amendment, the Company established a security fund in the amount of $1,250.0 million. As of December 31, 2005, $1,050.0 million was included in Other current assets including deferred taxes and $200.0 million was included in Other assets including deferred taxes. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund.

There can be no assurance that the proposed Seventh Amendment will be upheld on appeal. If it is upheld on appeal, only the claims of those class members not covered by the Seventh Amendment will be processed under the terms of the existing settlement agreement and under the procedures that have been adopted by the Settlement Trust and the District Court. Less than 5% of the class members who would be affected by the proposed Seventh Amendment (approximately 1,900 of the Category One class members and approximately 5,100 of the Category Two class members) elected to opt out of the Seventh Amendment and to remain bound by the current settlement terms. Should the proposed Seventh Amendment not be upheld on appeal, all of the pending and future matrix claims would be processed under the terms of the existing settlement agreement.

Challenges to the Nationwide Settlement

Counsel representing approximately 8,600 class members have filed a motion with the District Court seeking a ruling that the nationwide settlement agreement is void. The motion asserts that there was inadequate representation of the class when the settlement agreement was negotiated, that the parties and their experts made mutual mistakes in projecting the amount of money that would be needed to pay all valid claims, that the original notice to the class was inadequate and that the Court had lacked subject matter jurisdiction over some of the class members’ claims. The motion seeks an opportunity for all class members to decide a second time whether or not to be included in the class and therefore bound by the settlement agreement. The District Court had stayed briefing and consideration of the motion pending its decision on approval of the Seventh Amendment, which as discussed above would preclude such claims on behalf of all class members except those who have opted out of participation in the Seventh Amendment. The motion has been fully briefed and was argued in December 2005; the Company does not know when the motion will be decided.

51
Wyeth

Certain other class members also filed a number of other motions and lawsuits attacking the binding effect of the settlement, that were denied or enjoined by the District Court. On November 30, 2005, the United States Court of Appeals for the Third Circuit affirmed the District Court’s orders, finding that the class members who had challenged the binding effect of the settlement had had a full and fair opportunity to challenge the adequacy of their representation at the original fairness hearing and that the issues raised at that hearing had covered the various arguments raised by the class members on appeal.

Downstream Opt Out Cases and Settlement Process

As of December 31, 2005, approximately 51,500 individuals who had filed Intermediate or Back-End opt out forms had pending lawsuits against the Company. The claims of approximately 57% of the plaintiffs in the Intermediate and Back-End opt out cases served on the Company are pending in Federal Court, with approximately 36% pending in State Courts. The claims of approximately 7% of the Intermediate and Back-End opt out plaintiffs have been removed from State Courts to Federal Court but are still subject to a possible remand to State Court. In addition, a large number of plaintiffs have asked the United States Court of Appeals for the Third Circuit to review and reverse orders entered by the Federal Court overseeing the settlement which had denied the plaintiffs’ motions to remand their cases to State Court. Another group of plaintiffs with cases in Federal Court has filed a mandamus petition with the Third Circuit seeking an order compelling the Judicial Panel on Multi-District Litigation to transfer their cases back to the federal courts in the jurisdictions in which the cases were originally filed. Those appeals have not yet been decided by the Third Circuit. As of December 31, 2005, approximately 14,000 Intermediate or Back-End opt out plaintiffs have had their lawsuits dismissed for procedural or medical deficiencies or for various other reasons.

During 2005, the claims of 27 class members who had taken advantage of the Intermediate and Back-End opt out rights created in the nationwide settlement went to verdict. In six separate trials bifurcated to consider medical causation and damages in the first phase and liability in the second phase, verdicts were returned in favor of a total of eight plaintiffs, in the aggregate amount of approximately $930,000, at the close of the initial stage of each trial. One of those cases, in which the plaintiff was awarded $88,000, has been appealed; the remainder of those cases have since been settled. Fifteen of the verdicts were defense verdicts in favor of the Company at the close of the initial phase in similarly bifurcated trials. Two verdicts involved cases in which the jury initially found in favor of the plaintiffs for $5.0 million and $500,000 respectively, but subsequently found for the Company during the liability phase, thereby negating the earlier damage finding. Verdicts of $100.0 million each were returned in favor of the remaining two plaintiffs at the close of the first phase of a similarly bifurcated trial. The Company moved for a mistrial following the return of the $100.0 million verdicts, and the second phase was postponed until October 3, 2005. On September 30, 2005, pursuant to the agreement of the parties, the court granted the Company’s motion, vacated the verdicts and ordered a new trial and the cases were settled. Also during this period, the Philadelphia Court of Common Pleas set aside an earlier verdict against the Company and in favor of three

52
Wyeth

plaintiffs in the aggregate amount of $1.355 million. The court ordered a new trial of the second, or liability, phase of that case after determining that the testimony of plaintiffs’ only liability expert witness was inadequate and in violation of the Pennsylvania Rules of Evidence. A number of additional cases were settled, dismissed or adjourned during 2005. Additional Intermediate and Back-End opt out trials are scheduled throughout 2006.

On January 18, 2005, the Company and counsel representing certain downstream opt out plaintiffs filed a motion with the District Court advising the Court that those parties had developed a proposed process by which large numbers of the downstream opt out cases (as well as the PPH and initial opt out cases handled by plaintiffs’ counsel participating in the process) might be negotiated and settled. The proposed process provides a methodology for valuing different categories of claims and also provides a structure for individualized negotiations between the Company and lawyers representing diet drug claimants. Counsel for greater than 90% of the plaintiffs with pending Intermediate and Back-End opt out lawsuits have agreed to participate in the process or have been otherwise engaged in settlement discussions with the Company. As a result of the discussions to date, as of December 31, 2005, the Company had reached agreements, or agreements in principle, with a significant number of these law firms to settle the claims of approximately 31,000 diet drug recipients (primarily downstream opt outs but also including PPH and initial opt out claimants), approximately 9,600 of whom had received settlement payments following the dismissal of their cases. The Company cannot predict the total number of cases that might be settled as a result of this process.

PPH Cases

On April 27, 2004, a jury in Beaumont, Texas, hearing the case of Coffey, et al. v. Wyeth, et al., No. E-167,334, 172nd Judicial District Court, Jefferson Cty., Texas, returned a verdict in favor of the plaintiffs for $113.4 million in compensatory damages and $900.0 million in punitive damages for the wrongful death of the plaintiffs’ decedent, allegedly as a result of PPH caused by her use of Pondimin. On May 17, 2004, the Trial Court entered judgment on behalf of the plaintiffs for the full amount of the jury’s verdict, as well as $4.2 million in pre-judgment interest and $188,737 in guardian ad litem fees. On July 26, 2004, the Trial Court denied in their entirety the Company’s motions for a new trial or for judgment notwithstanding the verdict, including the Company’s request for application of Texas’ statutory cap on punitive damage awards. The Company has filed an appeal from the judgment entered by the Trial Court and believes that it has strong arguments for reversal or reduction of the awards on appeal due to the significant number of legal errors made during trial and in the charge to the jury and due to a lack of evidence to support aspects of the verdict. In connection with its appeal, the Company was required by Texas law to post a bond in the amount of $25.0 million. The Company filed its brief in support of the appeal on April 14, 2005. Plaintiffs filed their brief on January 13, 2006. The Company’s reply brief was filed on February 22, 2006. Oral argument has not yet been scheduled.

As of December 31, 2005, the Company was a defendant in approximately 166 pending lawsuits (excluding those lawsuits that have been settled in principle pursuant to the settlement process described above) in which the plaintiff alleges a claim of PPH, alone or with other alleged injuries. In approximately 100 additional lawsuits pleaded as

53
Wyeth

valvular regurgitation cases, plaintiffs’ attorneys participating in the settlement process described above have now advised the Company that the plaintiffs will allege a claim of PPH. Almost all of these claimants must meet the definition of PPH set forth in the national settlement agreement in order to pursue their claims outside of the national settlement (payment of such claims, by settlement or judgment, would be made by the Company and not by the Trust). Approximately 44 of these cases appear to be eligible to pursue a PPH lawsuit under the terms of the national settlement. In approximately 28 of these cases, the Company has filed or expects to file motions under the terms of the national settlement to preclude plaintiffs from proceeding with their PPH claims. For the balance of these cases, the Company currently has insufficient medical information to assess whether or not the plaintiffs meet the definition of PPH under the national settlement. The Company is aware of approximately 10 additional claims which are not currently the subject of a lawsuit but which appear to meet the settlement’s PPH definition. During the course of settlement discussions, certain plaintiffs’ attorneys have informed the Company that they represent additional individuals who claim to have PPH, but the Company is unable to evaluate whether any such additional purported cases of PPH would meet the national settlement agreement’s definition of PPH. The Company continues to work toward resolving the claims of individuals who allege that they have developed PPH as a result of their use of the diet drugs and intends to vigorously defend those PPH cases that cannot be resolved prior to trial.

Background to Recent Developments

Nationwide Settlement Matrix Claim Data

The number of individuals who have filed claims within the nationwide settlement that allege significant heart valve disease (known as “matrix” claims) has been higher than had been anticipated. As described above, the proposed Seventh Amendment to the nationwide settlement was negotiated in 2004 by the Company, counsel for the plaintiff class in the nationwide settlement and counsel for a number of individual class members. It is designed to create a new claims processing structure, funding arrangement and payment schedule for most of the Level I and Level II matrix claims, the most numerous, but least serious, matrix claims in the nationwide settlement. Should the proposed Seventh Amendment not receive final judicial approval, the pending matrix claims would be processed under the terms of the existing settlement agreement and under the procedures that have been adopted by the Settlement Trust and the District Court, all as described below.

The settlement agreement grants the Company access to claims data maintained by the Settlement Trust. Based on its review of that data, the Company understands that, as of December 28, 2005, the Trust had recorded approximately 122,030 matrix claim forms. Approximately 33,565 of these forms were so deficient, incomplete or duplicative of other forms filed by the same claimant that, in the Company’s view, it is unlikely that a significant number of these forms will result in further claims processing.

The Company’s understanding of the status of the remaining approximately 88,465 forms, based on its analysis of data received from the Trust through December 28, 2005, is as follows. Approximately 32,935 of the matrix claims had been processed to completion, with those claims either paid (approximately 4,655 payments, totaling

54
Wyeth

$1,644.2 million, had been made to approximately 4,430 claimants), denied or in show cause proceedings (approximately 26,695) or withdrawn. Approximately 2,335 claims were in some stage of the 100% audit process ordered in late 2002 by the District Court overseeing the national settlement. An additional approximately 17,445 claims alleged conditions that, if true, would entitle the claimant to receive a matrix award; these claims had not yet entered the audit process. Another approximately 23,515 claims with similar allegations have been purportedly substantiated by physicians or filed by law firms whose claims are now subject to the outcome of the Trust’s Claims Integrity Program discussed below. Approximately 12,210 claim forms did not contain sufficient information even to assert a matrix claim, although some of those claim forms could be made complete by the submission of additional information and could therefore become eligible to proceed to audit in the future. The remaining approximately 25 claims were in the data entry process and could not be assessed.

In addition to the approximately 122,030 matrix claims filed as of December 28, 2005, additional class members may file matrix claims if they develop a matrix condition by 2015, have registered with the Trust by May 3, 2003, and have demonstrated FDA+ regurgitation (i.e., mild or greater aortic regurgitation, or moderate or greater mitral regurgitation) or mild mitral regurgitation on an echocardiogram conducted after diet drug use and obtained either outside of the Trust by January 3, 2003 or within the Trust’s screening program. A claimant who has demonstrated a matrix condition by 2015 may progress to advanced levels of the matrix beyond 2015.

The Company’s understanding, based on data received from the Trust through December 28, 2005, is that audits had produced preliminary or final results on 4,973 of the claims that had begun the 100% audit process since its inception. Of these, 1,692 were found to be payable at the amount claimed, and 181 were found to be payable at a lower amount than had been claimed. The remaining claims were found ineligible for a matrix payment, although the claimants may appeal that determination to the Federal Court overseeing the settlement. Because of numerous issues concerning the audit process raised in motions and related proceedings now pending before the Federal Court, the Company cannot predict the ultimate outcome of the audit process.

Both the volume and types of claims seeking matrix benefits received by the Trust to date differ materially from the epidemiological projections on which the Court’s approval of the settlement agreement was predicated. Based upon data received from the Trust, over 95% of the 40,960 matrix claimants who allege conditions that, if true, would entitle them to a matrix payment seek an award under Level II of the five-level settlement matrix. (Level II covers claims for moderate or severe mitral or aortic valve regurgitation with complicating factors; depending upon the claimant’s age at the time of diagnosis, and assuming no factors are present that would place the claim on one of the settlement’s reduced payment matrices, awards under Level II range from $199,872 to $669,497 on the settlement agreement’s current payment matrix.)

The Settlement Trust Claims Integrity Program

An investigation that the Company understands was conducted by counsel for the Trust and discovery conducted to date by the Company in connection with certain Intermediate and Back-End opt out cases (brought by some of the same lawyers who have filed these Level II claims and supported by some of the same cardiologists who have certified the

55
Wyeth

Level II claims) cast substantial doubt on the merits of many of these matrix claims and their eligibility for a matrix payment from the Trust. Therefore, in addition to the 100% audit process, the Trust has embarked upon a Claims Integrity Program, which is designed to protect the Trust from paying illegitimate or fraudulent claims.

Pursuant to the Claims Integrity Program, the Trust has required additional information concerning matrix claims purportedly substantiated by 18 identified physicians or filed by two law firms in order to determine whether to permit those claims to proceed to audit. Based upon data obtained from the Trust, the Company believes that approximately 23,515 matrix claims were purportedly substantiated by the 18 physicians and/or filed by the two law firms covered by the Claims Integrity Program as of December 28, 2005. It is the Company’s understanding that additional claims substantiated by additional physicians or filed by additional law firms might be subjected to the same requirements of the Claims Integrity Program in the future. As an initial step in the integrity review process, each of the identified physicians has been asked to complete a comprehensive questionnaire regarding each claim and the method by which the physician reached the conclusion that it was valid. The ultimate disposition of any or all claims that are subject to the Claims Integrity Program is at this time uncertain. Counsel for certain claimants affected by the program have challenged the Trust’s authority to implement the Claims Integrity Program and to require completion of the questionnaire before determining whether to permit those claims to proceed to audit. While that motion was denied by the Court, additional challenges to the Claims Integrity Program and to the Trust’s matrix claim processing have been filed.

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

On April 15, 2004, the Trust announced that it would indefinitely suspend the payment and processing of claims for Level I and Level II matrix benefits. The Trust stated that it would continue to initiate audits with respect to Levels III, IV and V matrix claims and would continue to act on the results of audits of Levels III, IV and V claims. It also announced that “[d]ue to concerns about the manner in which echocardiograms have been taken, recorded and presented, the Trust is reviewing all echocardiograms and related materials prior to payment of claims on which they are based and, where possible, prior to initiation of a medical audit. This will result in a temporary delay in initiating audits and in payments following audit. Where the review of the echocardiogram reveals substantial evidence of an intentional, material misrepresentation that calls into question the validity of a claim, the Trust will not pay the claim.”

The Trust has indicated that one of the goals of the Claims Integrity Program referenced above is to recoup funds from those entities that caused the Trust to pay illegitimate claims, and the Trust has filed two lawsuits to that end. The Trust has filed a suit alleging violations of the Racketeer Influenced and Corrupt Organizations (RICO)

56
Wyeth

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

The order entered by the District Court on August 26, 2004 that preliminarily approved the proposed Seventh Amendment also stayed certain matrix claim processing and certain aspects of the Claims Integrity Program, as specified in that order. The order stayed the processing of all claims for matrix Level I and Level II benefits (except such claims that have been the subject of a Trust determination after audit as of a specified date) until the end of the opt out/objection period and thereafter for all claimants who participate in the Seventh Amendment. In addition, the order stayed the Claims Integrity Program as to all class members who are eligible to participate in the Seventh Amendment until the end of the opt out/objection period and thereafter for all such claimants who participate in the Seventh Amendment. This stay of the Claims Integrity Program does not prohibit the Trust from investigating whether there have been any material misrepresentations of fact in connection with claims for Levels III through V matrix benefits, as described in the order. The order further stays the motions described in the previous paragraph and the two lawsuits against physicians brought by the Trust that are described above, as well as any future legal actions similar to those two lawsuits, as defined in the Seventh Amendment. All of these stays will be discontinued if the Seventh Amendment is not upheld on appeal.

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

57
Wyeth

In addition to the specific matters discussed herein, the District Court overseeing the national settlement has issued rulings concerning the processing of matrix claims that are being challenged on appeal. The U.S. Court of Appeals for the Third Circuit had postponed deciding those appeals pending decision on whether the proposed Seventh Amendment would be approved, and the appealing plaintiffs had agreed to dismiss those appeals in the event of such approval. However, certain of those appellants have subsequently advised the Court of Appeals that they will not voluntarily dismiss their appeals when the Seventh Amendment becomes effective. Those appeals have been fully briefed and argued. The Company cannot predict the outcome of any of these appeals.

The Company continues to monitor the progress of the Trust’s audit process and its Claims Integrity Program. Even if substantial progress is made by the Trust, through its Claims Integrity Program or other means, in reducing the number of illegitimate matrix claims, a significant number of the claims which proceed to audit might be interpreted as satisfying the matrix eligibility criteria, notwithstanding the possibility that the claimants may not in fact have serious heart valve disease. If the proposed Seventh Amendment is not upheld on appeal, matrix claims found eligible for payment after audit may result in awards that would exceed the $3,750.0 million cap of the Settlement Fund.

Nationwide Settlement Opt Out Terms and Data

Diet drug users choosing to opt out of the settlement class were required to do so by March 30, 2000. The settlement agreement also gave class members who participate in the settlement the opportunity to opt out of the settlement at two later stages, although they remain members of the class and there are restrictions on the nature of claims they can pursue outside of the settlement. Class members who were diagnosed with certain levels of valvular regurgitation within a specified time frame could opt out following their diagnosis and prior to receiving any further benefits under the settlement (Intermediate opt outs). Class members who are diagnosed with certain levels of regurgitation and who elect to remain in the settlement, but who later develop a more severe valvular condition, may opt out at the time the more serious condition develops (Back-End opt outs). Under either of these latter two opt out alternatives, class members may not seek or recover punitive damages, may sue only for the condition giving rise to the opt out right, and may not rely on verdicts, judgments or factual findings made in other lawsuits. The Sixth Amendment to the settlement agreement also gave certain class members an additional opt out right, which is discussed below. The Intermediate, Back-End and Sixth Amendment opt out rights are collectively referred to as the “downstream” opt out rights.

Should the Settlement Fund be exhausted, most of the matrix claimants who filed their matrix claim on or before May 3, 2003 and who pass the audit process at a time when there are insufficient funds to pay their claim may pursue an additional opt out right created by the Sixth Amendment to the settlement agreement unless the Company first elects, in its sole discretion, to pay the matrix benefit after audit. Sixth Amendment opt out claimants may then sue the Company in the tort system, subject to the settlement’s limitations on such claims. In addition to the limitations on all Intermediate and Back-End opt outs (such as the prohibition on seeking punitive damages and the requirement

58
Wyeth

that the claimant sue only on the valve condition that gave rise to the claim), a Sixth Amendment opt out may not sue any defendant other than the Company and may not join his or her claim with the claim of any other opt out. The Company cannot predict the ultimate number of individuals who might be in a position to elect a Sixth Amendment opt out or who may, in fact, elect to do so, but that number could be substantial. Several class members affected by the terms of the Sixth Amendment opposed the approval of the amendment on the grounds that, should the Settlement Fund be exhausted, they should be entitled to pursue tort claims, including a claim for punitive damages, without the limitations imposed by the Sixth Amendment. The District Court overruled those objections and approved the amendment. The District Court’s order approving the Sixth Amendment has been affirmed by the U.S. Court of Appeals for the Third Circuit.

Some individuals who registered to participate in the settlement by May 3, 2003, who had demonstrated either FDA+ level regurgitation or mild mitral regurgitation on an echocardiogram completed after diet drug use and conducted either outside of the settlement prior to January 3, 2003 or within the settlement’s screening program, and who subsequently develop (at any time before the end of 2015) a valvular condition that would qualify for a matrix payment may elect to pursue a Back-End opt out. Such individuals may pursue a Back-End opt out within 120 days of the date on which they first discover or should have discovered their matrix condition. The Company cannot predict the ultimate number of individuals who may be in a position to elect a Back-End opt out or who may, in fact, elect to do so, but that number also could be substantial.

The Company’s current understanding is that approximately 76,000 Intermediate opt out forms were submitted by May 3, 2003, the applicable deadline for most class members (other than qualified class members receiving echocardiograms through the Trust after January 3, 2003, who could exercise Intermediate opt out rights within 120 days after the date of their echocardiogram). The number of Back-End opt out forms received as of December 31, 2005 is estimated to be approximately 20,000 although certain additional class members may elect to exercise Back-End opt out rights in the future (under the same procedure as described above) even if the Settlement Fund is not exhausted. After eliminating forms that are duplicative of other filings, forms that are filed on behalf of individuals who already have either received payments from the Trust or settlements from the Company, and forms that are otherwise invalid on their face, it appears that approximately 75,000 individuals had filed Intermediate or Back-End opt out forms as of December 31, 2005.

Purported Intermediate or Back-End opt outs (as well as Sixth Amendment opt outs) who meet the settlement’s medical eligibility requirements may pursue lawsuits against the Company but must prove all elements of their claims - including liability, causation and damages - without relying on verdicts, judgments or factual findings made in other lawsuits. They also may not seek or recover punitive, exemplary or multiple damages and may sue only for the valvular condition giving rise to their opt out right. To effectuate these provisions of the settlement, the District Court overseeing the settlement had issued orders in several cases limiting the evidence that could be used by plaintiffs in such cases. Those orders, however, were challenged on appeal and were in large part reversed (certain portions of the District Court orders were upheld) by a panel of the U.S. Court of Appeals for the Third Circuit in May 2004. The Company’s petition to the Third Circuit for a rehearing or rehearing en banc was subsequently denied, as was the Company’s

59
Wyeth

petition to the U.S. Supreme Court for a writ of certiorari. The District Court subsequently issued revised injunctions requiring some of the plaintiffs subject to the earlier injunctions to litigate causation and damages in a separate initial trial, with a subsequent trial on liability. The Court has declined to impose such a requirement on a class-wide basis, at least at this time. The plaintiffs affected by those revised injunctions filed an appeal with the U.S. Court of Appeals for the Third Circuit, which upheld the District Court’s order (while modifying the language of the injunction in certain respects).

The Company expects to vigorously challenge all Intermediate and Back-End opt out claims of questionable validity or medical eligibility, and a number of cases already have been dismissed on eligibility grounds. However, the total number of filed lawsuits that meet the settlement’s opt out criteria will not be known for some time. As a result, the Company cannot predict the ultimate number of purported Intermediate or Back-End opt outs that will satisfy the settlement’s opt out requirements, but that number could be substantial. As to those opt outs who are found eligible to pursue a lawsuit, the Company also intends to vigorously defend these cases on their merits.

The Company has resolved the claims of all but a small percentage of the “initial” opt outs (i.e., those individuals who exercised their right to opt out of the settlement class) and continues to work toward resolving the rest. The Company intends to vigorously defend those initial opt out cases that cannot be resolved prior to trial.

HRT Litigation

In July 2002, the hormone therapy (HT) subset of the Women’s Health Initiative (WHI) study, involving women who received a combination of conjugated estrogens and medroxyprogesterone acetate (Prempro), was stopped early (after the patients were followed in the study for an average of 5.2 years) because, according to the predefined stopping rule, certain increased risks exceeded the specified long-term benefits. In early March 2004, the National Institutes of Health (NIH) announced preliminary findings from the estrogen-only arm of the WHI study and that it had decided to stop the study because they believed that the results would not likely change during the period until completion of the study in 2005 and that the increased risk of stroke seen in the treatment arm could not be justified by what could be learned in an additional year of treatment. This increased risk of stroke was similar to the increase seen in the HT subset of the WHI study. At the time the study was stopped, NIH concluded that estrogen alone does not appear to affect (either increase or decrease) coronary heart disease and does not increase the risk of breast cancer. In February 2006, a further analysis of the estrogen-only data revealed that not only does estrogen not increase the risk of coronary heart disease, it may reduce the risk in women aged 50-59, the age at which most women begin to take estrogen therapy. We expect that a further analysis of breast cancer data from the estrogen-only arm of the WHI study will be released in the near future. NIH also stated that analysis of data from the separate Women’s Health Initiative Memory Study (WHIMS) showed an increased risk of probable dementia and/or mild cognitive impairment in women age 65 and older when data from both the Premarin and Prempro arms were pooled. The study also reported a trend toward increased risk of possible dementia in women treated with Premarin alone. WHIMS data published in The Journal of American Medical Association (JAMA) in June 2004 and in a separate report published in JAMA at the same time indicated that HT did not improve cognitive impairment and may adversely affect it in some women.

60
Wyeth

Numerous putative class actions have been filed on behalf of current or former Premarin or Prempro users in federal and state courts throughout the United States, including in Florida, New Jersey and West Virginia, and in foreign jurisdictions, including British Columbia, Canada. Plaintiffs in these cases generally allege personal injury resulting from their use of Premarin or Prempro and are seeking medical monitoring relief and purchase price refunds as well as other damages. The Company opposes class certification. Many of these plaintiffs have withdrawn or dismissed their class allegations. On February 1, 2005, the Florida Circuit Court certified a statewide medical monitoring class of asymptomatic Prempro users who have used the product for longer than six months. Gottlieb, et al. v. Wyeth, No. 02 18165CA 27, Cir. Ct., 11th Jud. Cir., Dade Cty. On appeal, the Third District Court of Appeal, by opinion dated February 15, 2006, reversed the certification of the class.

The federal Judicial Panel on Multi-District Litigation (MDL) has ordered that all federal Prempro cases be transferred for coordinated pretrial proceedings to the United States District Court for the Eastern District of Arkansas. Plaintiffs filed a Master Class Action Complaint in the MDL seeking damages for purchase price refunds and medical monitoring costs. The complaint sought to certify a 29-state consumer fraud subclass, a 29-state unfair competition subclass and a 24-state medical monitoring subclass of Prempro users. A class certification hearing was held on June 1-3, 2005, and the District Court denied certification of all the proposed classes. No appeal was filed. Plaintiffs have announced their intention to file single state class certification motions in the District Court seeking statewide medical monitoring classes in West Virginia, Illinois and California.

In addition to the pending class actions, the Company is defending approximately 4,000 actions brought on behalf of approximately 6,000 women in various state and federal courts throughout the United States (including in particular the United States District Court for the Eastern District of Arkansas and the Pennsylvania Court of Common Pleas, Philadelphia County) for personal injuries, including claims for breast cancer, stroke, ovarian cancer and heart disease allegedly resulting from their use of Prempro or Premarin. The first of these personal injury cases is likely to proceed to trial in mid-2006.

Thimerosal Litigation

The Company has been served with approximately 380 lawsuits, 11 of which are putative class actions, in various federal and state courts throughout the United States, including in Massachusetts, Florida, New Hampshire, Oregon, Washington, Pennsylvania, New York, California and Kentucky, alleging that the cumulative effect of thimerosal, a preservative used in certain vaccines manufactured and distributed by the Company as well as by other vaccine manufacturers, causes severe neurological damage, including autism in children. The relief sought by these state and nationwide classes generally includes medical monitoring, a fund for research, compensation for personal injuries and injunctive relief.

To date, the Company has been generally successful in having these cases dismissed or stayed on the ground that the minor plaintiffs have failed to file in the first instance in

61
Wyeth

the United States Court of Federal Claims under the National Childhood Vaccine Injury Act (Vaccine Act). The Vaccine Act mandates that plaintiffs alleging injury from childhood vaccines first bring a claim under the Act. At the conclusion of that proceeding, plaintiffs may bring a lawsuit in state or federal court, provided that they have satisfied certain procedural requirements.

There are currently approximately 4,700 petitions pending in the Omnibus Autism Proceeding. In July 2002, the Court of Federal Claims issued Autism General Order #1, establishing an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines or the MMR vaccine. Autism General Order #1 established a two-step procedure for recovery: the first step will be an inquiry into the general causation issues involved in the cases; the second step will entail the application of the general causation conclusions to the individual cases. The date for the hearing on the issue of general causation has been postponed indefinitely. In response to the claimants’ request to defer indefinitely their filing of expert reports, the Court ruled on August 11, 2005 that the due date for expert reports would be deferred, but petitioners must identify their expert witnesses by January 31, 2006. The Court also required petitioners to submit a statement from one or more of their expert witnesses setting forth whether, and if so why, it is necessary to wait until late 2006 for the submission of expert reports. On January 31, 2006, at petitioners’ request, the Court extended petitioners’ time to file their list of designated expert witnesses until February 14, 2006, and petitioners filed statements that detail why they contend it is necessary to wait until at least late 2006 for petitioners to file expert witness reports on general causation.

Under the terms of the Vaccine Act, if a claim is adjudicated by the Court of Federal Claims, a claimant must formally elect to reject the Court’s judgment if the claimant wishes to proceed against the manufacturer in state or federal court. Also under the terms of the Vaccine Act, if a claim has not been adjudicated by the Court within 240 days of filing, the claimant has 30 days to decide whether to opt out of the proceeding and pursue a lawsuit against the manufacturer. Upon a claimant’s motion, this 30-day window may be suspended for 180 days, allowing the claimant to withdraw once 420 days have passed. After this window has passed, if a claimant wishes to retain the right to sue a manufacturer at a later date, the claimant must remain in the Court of Federal Claims until a final decision is obtained. To date, 93 claimants have withdrawn their petitions and commenced or rejoined state or federal litigation against the Company.

In addition to the claims brought by or on behalf of children allegedly injured by exposure to thimerosal, certain of the approximately 380 thimerosal cases have been brought by parents in their individual capacities for loss of services and loss of consortium of the injured child. These claims are not currently covered by the Vaccine Act. Additional thimerosal cases may be filed in the future against the Company and the other companies that marketed thimerosal-containing products. Currently, there are no cases scheduled for trial.

PPA Litigation

In November 2000, the Company withdrew from the market those formulations of its Dimetapp and Robitussin cough/cold products that contained the ingredient

62
Wyeth

phenylpropanolamine (PPA) at the request of the U.S. Food and Drug Administration (FDA) and announced that it would no longer ship products containing PPA to its retailers. The FDA’s request followed the reports of a study that raised a possible association between PPA-containing products and the risk of hemorrhagic stroke. The Company is currently a named defendant in approximately 256 individual PPA lawsuits on behalf of approximately 406 plaintiffs in federal and state courts throughout the United States seeking damages for alleged personal injuries. In addition, there is one putative economic damage class action, which also contains personal injury allegations as to the class, pending in the Ontario Superior Court of Justice in Canada. In every instance to date in which class certification has been decided in a PPA case, certification has been denied. Twenty PPA cases involving the Company are scheduled for trial in 2006.

Effexor Litigation

The Company has been named as a defendant in a multi-plaintiff suit, Baumgardner, et al. v. Wyeth Pharmaceuticals, No. 2:05-CV-05720, U.S.D.C., E.D. Pa., filed by 10 plaintiff families alleging personal injury damages as the result of a family member’s use of Effexor. Plaintiffs allege that Effexor caused various acts of suicide, attempted suicide, hostility, and homicide in adults and/or children or young adults taking the product. Plaintiffs seek an unspecified amount of compensatory damages.

The Company is also defending approximately 13 individual product liability lawsuits in various jurisdictions for personal injuries, including, among other alleged injuries, wrongful death from suicide or acts of hostility allegedly resulting from the use of Effexor.

Norplant Litigation

The Company is a party to and continues to defend lawsuits in federal and state courts throughout the United States involving injuries alleged to have resulted from the use of the Norplant system, the Company’s former implantable contraceptive containing levonorgestrel. Class certification has been denied in all putative class actions except in Louisiana, where a lower court certified a statewide personal injury class of Louisiana Norplant users. Davis v. American Home Products Corporation, No. CDC 94-11684, Orleans Parish, La. In addition to the Davis case, the Company continues to defend several pending individual cases alleging disparate injuries, including complications stemming from the removal of Norplant capsules, miscarriage and stroke. Most of these matters are subject to being dismissed for want of prosecution and the Company is moving to do so when appropriate.

63
Wyeth

Duract Litigation

The Company’s non-narcotic analgesic pain reliever, Duract, was voluntarily withdrawn from the market in 1998. Following the withdrawal, numerous putative personal injury class actions were brought against the Company in federal and state courts throughout the United States for personal injuries, including kidney failure, hepatitis, liver transplant and death, allegedly resulting from the use of Duract. Currently, there is only one such case pending, Chimento, et al. v. Wyeth-Ayerst, et al., No. 982488, Dist. Ct., St. Bernard Parish, La., which seeks the certification of a class of Louisiana residents who were exposed to and who allegedly suffered injury from Duract. The plaintiffs are seeking compensatory and punitive damages, the refund of all purchase costs, and the creation of a court-supervised medical monitoring program for the diagnosis and treatment of liver damage and related conditions allegedly caused by Duract. The Company is also a defendant in a putative class action for economic damages seeking certification of a nationwide class of third-party payers and the recovery of monies paid by such entities for Duract that would have been used after the withdrawal of Duract from the market (Blue Cross and Blue Shield of Alabama, et al. v. Wyeth, CV-03-6046, Cir. Ct. Jefferson Cty., Ala.). A class certification hearing was held in January 2006, but no decision on certification has yet been rendered. Additionally, there are three individual lawsuits pending seeking damages on behalf of a total of approximately 133 former Duract users for various alleged personal injuries, including kidney failure, hepatitis, liver transplant and death.

ProHeart 6 Litigation

Two putative statewide class action lawsuits are pending involving the veterinary product ProHeart 6, which Fort Dodge Animal Health voluntarily recalled from the market in September 2004. The putative class representative in Dill, et al. v. American Home Products, et al., No. CJ 1004 05879 (Dist. Ct., Tulsa Cty., OK) seeks to represent a class of all Oklahoma individuals whose canines have been injured or died as a result of being injected with ProHeart 6. The plaintiffs are seeking compensatory damages for their alleged economic loss and punitive damages. The plaintiff in Rule v. Fort Dodge Animal Health, Inc., et al., No. 06-10032-DPW (U.S.D.C., D. Mass.), is seeking economic damages on behalf of herself and all other Massachusetts residents who purchased and had their pets injected with ProHeart 6.

Patent Litigation

Enbrel Litigation

In September 2002, Israel Bio-Engineering Project (IBEP) filed an action against Amgen Inc. and one of its subsidiaries (collectively Amgen), the Company and one of the Company’s subsidiaries in the United States District Court for the Central District of California alleging infringement of U.S. Patent 5,981,701, by the manufacture, offer for sale, distribution and sale of Enbrel. IBEP is not the assignee of record of this patent, but is alleging ownership. IBEP seeks an accounting of damages and of any royalties or license fees paid to a third party and seeks to have the damages trebled on account of alleged willful infringement. IBEP also seeks to require the defendants to take a compulsory non-exclusive license to the patent. Under its agreement with Amgen for the promotion of Enbrel, the Company has an obligation to pay a portion of any patent litigation expenses related to Enbrel in the United States and Canada as well as a portion of any damages or other monetary relief awarded in such patent litigation. Yeda Research and Development Co., Ltd. (Yeda), the assignee of record of the patent, and Ares-Serono, the licensee, have intervened in the case. In February 2004, the District Court granted Yeda’s motion for summary judgment that IBEP does not own the patent. On March 15, 2005, the Court of Appeals for the Federal Circuit affirmed in part and reversed in part. In late 2005, Yeda filed a second summary judgment motion seeking a ruling that IBEP could not prove its ownership claim and therefore lacked standing to sue. Separately, the Company and Amgen filed for summary judgment of non-infringement. On December 22, 2005,

64
Wyeth

the District Court granted Yeda’s motion, holding that IBEP could not prove it was entitled to assignment of the invention by each of the named inventors on the patent, and therefore, lacked standing to sue. Based on this ruling, the District Court dismissed the Company’s and Amgen’s motion for summary judgment as moot. IBEP filed a notice of appeal on January 20, 2006.

Protonix Litigation

The Company has received notifications from multiple generic companies that they have filed Abbreviated New Drug Applications (ANDA) seeking FDA approval to market generic pantoprazole sodium 20 mg and 40 mg delayed release tablets. Pantoprazole sodium is the active ingredient used in Protonix. The Orange Book lists two patents in connection with Protonix tablets. The first of these patents covers pantoprazole and expires in July 2010. The other listed patent is a formulation patent and expires in December 2016. The Company’s licensing partner, Altana Pharma AG (Altana), is the owner of these patents. In May 2004, Altana and the Company filed a lawsuit against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. (Teva) in the United States District Court for the District of New Jersey alleging infringement of the patent expiring in 2010. On April 13, 2005, Altana and the Company filed a lawsuit against Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (Sun) in the United States District Court for the District of New Jersey alleging infringement of the patent expiring in 2010. These litigations seek declaratory and injunctive relief against infringement of this patent prior to its expiration.

In June 2005, Sun notified the Company and Altana that Sun had filed an ANDA seeking FDA approval to market generic pantoprazole sodium 40 mg base/vial I.V. The Orange Book lists two patents in connection with Protonix I.V. The first of these covers pantoprazole and expires in July 2010. The other listed patent is a formulation patent and expires in November 2021. The Company’s licensing partner, Altana, is the owner of these patents. On August 5, 2005, Altana and the Company filed a lawsuit against Sun in the United States District Court of the District of New Jersey alleging infringement of the patent expiring in 2010 and seeking declaratory and injunctive relief against infringement of this patent prior to its expiration.

Litigation based on the formulation patent discussed above has not been brought at this time against Teva, Sun or other generics (which other generics did not allege that the pantoprazole patent expiring in 2010 is invalid or not infringed).

Effexor Litigation

On March 24, 2003, the Company filed suit in the United States District Court for the District of New Jersey against Teva Pharmaceuticals, USA alleging that the filing of an ANDA by Teva seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HC1 extended release capsules infringes certain of the Company’s patents, and seeking declaratory and injunctive relief against infringement of these patents prior to their expiration. Venlafaxine HCl is the active ingredient used in Effexor XR. The patents involved in the litigation relate to methods of using extended-release formulations of venlafaxine HC1. These patents expire in 2017. Teva asserted that these patents are invalid and/or not infringed. In December 2005, the Company settled this litigation with Teva. This settlement was made final on January 13, 2006.

65
Wyeth

Under the terms of the settlement, Teva is permitted to launch generic versions of Effexor XR (extended release capsules) and Effexor (immediate release tablets) in the United States pursuant to the following licenses:

•	A license (exclusive for a specified period and then non-exclusive) under the Company’s U.S. patent rights permitting Teva to launch an AB rated, generic version of Effexor XR in the United States beginning on July 1, 2010, subject to earlier launch based on specified market conditions or developments regarding the applicable patent rights, including the outcome of any future generic challenges to such patent rights; and

•	An exclusive license under the Company’s U.S. patent rights permitting Teva to launch an AB rated, generic version of Effexor in the United States beginning on June 15, 2006, subject to earlier launch based on specified market conditions.

In connection with each of these licenses, Teva will pay the Company specified percentages of gross profit from sales of each of the Teva generic versions. These sharing percentages are subject to adjustment or suspension based on market conditions and developments regarding the applicable patent rights.

The Company and Teva also executed definitive agreements with respect to generic versions of Effexor XR in Canada.

The above description is not intended to be a complete summary of all of the terms and conditions of the settlement. Many of the terms of the settlement, including the dates on which Teva may launch generic versions of the Company’s Effexor XR and Effexor products and the terms of the Company’s sharing in Teva’s gross profits from such generic versions, are subject to change based on future market conditions and developments regarding the applicable patent rights, including the outcome of any future generic challenges. There can be no assurance that Effexor XR will not be subject to generic competition prior to July 1, 2010.

On February 22, 2006, the Company received notice from Impax Laboratories, Inc. (Impax) that Impax had filed an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules. Impax alleges it does not infringe the same patents at issue in the Teva litigation discussed above. The Company is evaluating the allegations in Impax’s notice.

Altace Litigation

On March 14, 2003, Aventis Pharma Deutschland (Aventis) and King Pharmaceuticals, Inc. (King) filed a patent infringement suit against Cobalt Pharmaceuticals Inc. (Cobalt) in the United States District Court for the District of Massachusetts alleging that Cobalt infringes an Aventis composition of matter patent for ramipril, which expires in October 2008, by filing an ANDA with the FDA seeking approval to market generic 1.25 mg, 2.5 mg, 5 mg and 10 mg ramipril capsules. The plaintiffs are seeking declaratory and injunctive relief against infringement of this patent. The Company co-promotes Altace (ramipril) together with King. Cobalt has alleged that this ramipril patent is invalid and/or unenforceable. Trial began on February 13, 2006. The Company understands that the parties to this litigation are currently in settlement discussions. The Company is neither a party to this litigation nor a party to the settlement discussions. The Company has been advised that King has entered into certain agreements with Cobalt and certain of its affiliates. Under these agreements, King has obtained the rights to certain ramipril containing formulations and has granted Cobalt a non-exclusive right to enter into the U.S. ramipril market with a generic capsule formulation of ramipril. The Company is currently evaluating its rights with respect to these agreements.

In July 2005, Aventis and King filed patent infringement suits against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, Lupin) in the United States District Courts for the District of Maryland and the Eastern District of Virginia alleging that Lupin infringes the composition of matter patent for ramipril, which expires in October 2008, by filing an ANDA with the FDA seeking approval to also market generic 1.25 mg, 2.5 mg, 5 mg and 10 mg ramipril capsules. The plaintiffs are seeking declaratory and injunctive

66
Wyeth

relief against infringement of this patent. Lupin has alleged that the patent is invalid and/or not infringed. Trial in the suit filed in Virginia is scheduled to begin on June 6, 2006.

CYPHER Litigation

In January 2003, Cordis Corporation (Cordis) brought a lawsuit against Boston Scientific Corporation (Boston Scientific) in the United States District Court for the District of Delaware seeking to enforce Cordis’ stent architecture patent. In March 2003, Boston Scientific brought a patent infringement lawsuit in the District Court against Cordis seeking to enforce a patent on stent coatings against Cordis’ CYPHER sirolimus drug-eluting stent. In the respective actions, both Boston Scientific and Cordis sought a preliminary injunction against the other. On November 21, 2003, the District Court denied both motions for preliminary injunction. Cordis appealed the denial of the injunction against Boston Scientific to the U.S. Court of Appeals for the Federal Circuit. In May 2004, the appellate court affirmed the District Court’s denial of the preliminary injunction. After jury trial, Boston Scientific was found to infringe Cordis’ stent architecture patents and Cordis was found to infringe Boston Scientific’s coatings patent. Both Boston Scientific and Cordis have announced plans to appeal. Although the Company is not a party to this litigation, if Cordis were to be enjoined from selling the CYPHER stent, the Company could lose licensing income under its existing licensing agreement with Cordis. Cordis has advised the Company that it intends to vigorously defend this litigation.

Commercial Litigation

Average Wholesale Price Litigation

The Company, along with numerous other pharmaceutical companies, is currently a defendant in a number of lawsuits brought by both private and public persons or entities in federal and state courts throughout the United States in which plaintiffs allege that the Company and other defendant pharmaceutical companies artificially inflated the Average Wholesale Price (AWP) of their drugs, which allegedly resulted in overpayment by, among others, Medicare and Medicare beneficiaries and by state Medicaid plans. Plaintiffs involved in these lawsuits generally allege that this alleged practice is fraudulent, violates the Sherman Antitrust Act and constitutes a civil conspiracy under the federal RICO Act.

The Company is a defendant in two private class actions, Swanston v. TAP Pharmaceuticals Products, Inc., et al., No. CV2002-004988, Sup. Ct., Maricopa Cty., Ariz.; and International Union of Operating Engineers, et al. v. Astra Zeneca PLC, et al., No. 03-3226 JEI, U.S.D.C., D.N.J., filed on behalf of Medicare beneficiaries who make copayments, as well as private health plans and ERISA plans that purchase drugs based on AWP.

The Company is also a defendant in three AWP matters filed by state Attorney Generals: State of Alabama v. Abbott Laboratories, Inc., et al., No. CV 2005-219, Cir. Ct., Montgomery Cty., Ala.; The People of Illinois v. Abbott Laboratories, Inc., et al., No. 05CH0274, Cir. Ct., Cook Cty., Ill.; and State of Mississippi v. Abbott Laboratories, Inc., et al., No. C2005-2021, Chancery Ct., Hinds Cty., Miss. In each of these cases, the

67
Wyeth

plaintiff alleges that defendants provided false and inflated AWP, Wholesale Acquisition Cost and/or Direct Price information for their drugs to various national drug industry reporting services.

A total of 45 New York counties and the City of New York have filed AWP actions naming the Company and numerous other pharmaceutical manufacturers as defendants. All of these actions have been removed to federal court and have been transferred or are pending transfer to the United States District Court for the District of Massachusetts under the caption: In re: Pharmaceutical Industry AWP Litigation, MDL 1456. Forty-two of the New York counties are plaintiffs in a Consolidated Complaint, filed in June 2005, that asserts statutory and common law claims for damages suffered as a result of alleged overcharging for prescription medication paid for by Medicaid. The Company intends to move to dismiss some or all of the claims in the Consolidated Complaint. By prior Order of the District Court, additional proceedings involving the Company are not to occur pending the determination of the Company’s motion to dismiss.

Other Pricing Matters

The Company is one of numerous defendants named in two putative class action lawsuits, Central Alabama Comprehensive Healthcare, Inc. v. Aventis Pharmaceutical, Inc., et al., No. 3:04-CV-00673-MHT-VPM, U.S.D.C., M.D. Ala., and County of Santa Clara v. Wyeth-Ayerst Laboratories, Inc., et al., No. G05228108, Super. Ct., Alameda Cty., Calif., allegedly filed on behalf of entities covered under Section 340B of the Public Health Service Act, 42 U.S.C. §256b (Section 340B). Section 340B requires that certain pricing discounts be provided to charitable institutions and provides methods for the calculation of those discounts. Plaintiffs allege that each defendant violated these statutory pricing guidelines and breached the Pharmaceutical Pricing Agreement (PPA) that it entered into with Centers for Medicare and Medicaid Services (CMS), to which the applicable plaintiff is not a party. The complaints seek an accounting, damages for breach of contract under the PPA as a third-party beneficiary and unjust enrichment damages. Plaintiffs request a judgment requiring defendants to disclose their Best Prices (as defined under the Medicaid Drug Rebate statute) and Section 340B ceiling prices and injunctive relief. On February 14, 2006, the Superior Court in Alameda County, California, granted defendants’ motion to dismiss all four of plaintiffs’ causes of action in the Santa Clara case, but allowed plaintiffs 15 days to attempt to replead their California False Claims Act cause with more specificity.

The Company has been served with a Subpoena Duces Tecum from the United States Attorney’s Office, District of Massachusetts. The subpoena seeks documents from January 2000 to the present relating to the Company’s quarterly calculations of the Average Manufacturer Price (AMP) and Best Price for Protonix oral tablets and I.V. products. AMP (as defined under the Medicaid Drug Rebate statute) and Best Price are used to calculate rebates due to state Medicaid programs from the Company under that statute. The Company has complied with the subpoena by producing documents on a rolling basis and continues to provide responsive documents. The subpoena appears to focus on issues relating to the exclusion of “nominal prices” (those less than 90% of AMP) from Best Price calculations. More recently, the United States Attorney’s Office has also expressed interest

68
Wyeth

in marketing and promotional practices relating to Protonix. Since December 2005, three employees of the Company have been served with grand jury subpoenas seeking to compel testimony before the grand jury on Protonix pricing and marketing.

Contract Litigation

Trimegestone. The Company is the named defendant in a breach of contract lawsuit brought by Aventis in the Commercial Court of Nanterre in France arising out of an October 12, 2000 agreement between the Company and Aventis relating to the development of hormone therapy drugs utilizing Aventis’ trimegestone (TMG) progestin. In the 2000 agreement, the Company agreed to develop, manufacture and sell two different hormone therapy products: a product combining Premarin with TMG, and a product combining 17 beta estradiol and TMG, referred to as “Totelle.” The Company terminated the agreement in December 2003. Plaintiff alleges that the termination was improper and seeks monetary damages in the amount of $579 million, as well as certain injunctive relief to ensure continued marketing of Totelle, including compelling continued manufacture of the product and the compulsory licensing of Totelle trademarks. The Company believes that the termination was proper and in accordance with the terms of the agreement. A trial is expected in this matter in 2006.

Altace. On September 20, 2004, the Company initiated suit against King Pharmaceuticals, Inc. (King) in the United States District Court for the Eastern District of New York, seeking damages of approximately $8.9 million for breach of the Altace Co-promotion Agreement dated June 22, 2000 due to King’s failure to pay the Company for certain sale details as provided in the agreement. On October 18, 2004, King filed an answer to the complaint, denying its principal allegations and asserting various affirmative defenses. King subsequently moved to dismiss the complaint and the Company cross-moved for summary judgment. The District Court denied both motions and the case remains pending.

On December 19, 2005, the Company received a Notice of Default from King claiming that the Company materially breached certain of its obligations under the Altace Co-promotion Agreement and giving the Company 60 days to cure the alleged breaches. The agreement provides that, in the event a material breach by the Company is not cured within 60 days from the date of notice, King may terminate the agreement at that time.

On January 19, 2006, King agreed to toll the 60-day cure period until the earlier of April 1, 2006 or such other date as determined by King, while the parties discuss in good faith various Altace commercial issues, including King’s Notice of Default. The parties have had, and are continuing, such discussions.

The Company believes that King’s allegations of a material breach are without merit and that the Company has fully complied with its obligations under the Agreement. In the event the parties are unable to resolve their commercial issues, the Company intends to vigorously defend its rights.

69
Wyeth

Antitrust Matters

Premarin. The Company is party to and continues to defend various lawsuits brought in federal and state courts throughout the United States, including in Ohio, California and Vermont, alleging that the Company violated the antitrust laws through the use of exclusive contracts and “disguised exclusive contracts” with managed care organizations and pharmacy benefit managers concerning Premarin. Plaintiffs seek damages, injunctive relief and disgorgement of profits. In J.B.D.L. Corp. v. Wyeth-Ayerst Pharmaceuticals, Inc., Civ. A. No. C-1-01-704, U.S.D.C., S.D. Oh., and CVS Meridian, Inc. et al. v. Wyeth, Civil A. No. C-1-03-781, U.S.D.C., S.D. Oh., the District Court granted the Company’s motion for summary judgment. Plaintiffs in both actions appealed to the United States Court of Appeals for the Sixth Circuit. The Sixth Circuit consolidated the appeals and briefing has been completed. Oral argument has not yet been scheduled. In addition, various actions have been brought against the Company by indirect purchasers of Premarin.

K-Dur 20. Plaintiffs have filed numerous lawsuits in federal and state courts throughout the United States following the issuance of an administrative complaint by the Federal Trade Commission (FTC), which challenged as anticompetitive the Company’s 1998 settlement of certain patent litigation with Schering-Plough Corporation (Schering) relating to ESI Lederle’s (a former division of the Company) proposed generic version of Schering’s K-Dur 20, a potassium chloride product. The Company settled with the FTC in April 2002. The settlement of the FTC action was not an admission of liability and was entered to avoid the costs and risks of litigation in light of the Company’s previously announced exit from the oral generics business.

Generally, plaintiffs claim that the 1998 settlement agreement between the Company and Schering resolving the patent infringement action unlawfully delayed the market entry of generic competition for K-Dur 20, and that this caused plaintiffs and others to pay higher prices for potassium chloride supplements than plaintiffs claim they would have paid without the patent case settlement. Plaintiffs claim that this settlement constituted an agreement to allow Schering to monopolize the potassium chloride supplement markets in violation of federal and state antitrust laws, various other state statutes and common law theories such as unjust enrichment.

Currently, the Company is aware of approximately 45 private antitrust lawsuits that have been filed against the Company based on the 1998 settlement. Many of these lawsuits are currently pending in federal court in the United States and have been consolidated or are being coordinated as part of multi-district federal litigation being conducted in the United States District Court for the District of New Jersey, In re K-Dur Antitrust Litigation, MDL 1419, U.S.D.C., D. N.J.

In the remaining cases, plaintiffs claim to be indirect purchasers or end-payors of K-Dur 20 or to be bringing suit on behalf of such indirect purchasers and seek to certify either a national class of indirect purchasers or classes of indirect purchasers from various states. These complaints seek various forms of relief including damages in excess of $100 million, treble damages, restitution, disgorgement, declaratory and injunctive relief and attorneys’ fees.

The Florida Attorney General’s Office has initiated an inquiry into whether the Company’s 1998 settlement violated Florida’s antitrust laws. The Company has provided documents and information sought by the Attorney General’s Office.

70
Wyeth

Miscellaneous. The Company has been named as a defendant in an action brought by Compass Marketing, Inc. (Compass Marketing) alleging that Schering-Plough Corporation and Wyeth Consumer Healthcare violated federal and state antitrust laws and state common laws by allegedly engaging in certain collusive practices regarding commission rates and credit terms. Compass Marketing, Inc. v. Schering-Plough Corp., et al., No. 1:04-CV-1663, U.S.D.C., D. Md. Compass Marketing is a former Wyeth Consumer Healthcare broker that provided brokerage services for a small segment of the over-the-counter drug business. The complaint seeks treble damages under the federal antitrust laws and punitive and exemplary damages on the state common law claims. The Company has answered the complaint, denying the allegations, and asserted a counterclaim for breach of contract.

The Company has been named as a defendant, along with other pharmaceutical manufacturers, in a civil action presently pending in federal district court in Minnesota, alleging that the defendant companies violated federal antitrust statutes and certain state laws by unlawfully agreeing to engage in conduct to prevent U.S. consumers from purchasing defendants’ prescription drugs from Canada. Plaintiffs claim that, as a result of the alleged unlawful agreement, the purported class members paid higher prices for the defendants’ pharmaceutical products than they otherwise would have paid in the absence of the alleged agreement. Plaintiffs seek various forms of relief, including damages, treble damages, restitution, disgorgement, injunctive relief and attorneys’ fees. On defendants’ motion, the District Court dismissed the federal antitrust claim. In addition, the District Court declined to exercise its supplemental jurisdiction over various state and common law claims and dismissed those claims without prejudice. Plaintiffs have appealed to the United States Court of Appeals for the Eighth Circuit. Briefing on the appeal has been completed. Oral argument on the appeal has not yet been scheduled.

The Company has been named as a defendant, along with other pharmaceutical manufacturers, in a civil action pending in California Superior Court in Alameda County, alleging that the defendant companies violated California law by engaging in a price fixing conspiracy that was carried out by, among other allegations, efforts to charge more for their prescription drugs sold in the United States than the same drugs sold in Canada. Clayworth v. Pfizer, et al., No. RG04-172428, Super. Ct., State of Cal., Alameda Cty. The Trial Court overruled defendants’ demurrer to the Third Amended Complaint and held that plaintiffs’ conspiracy claims are adequately alleged. The Trial Court sustained the demurrer with respect to unilateral price discrimination claims. Defendants answered the Third Amended Complaint on July 15, 2005. Discovery is proceeding.

In 1999 and 2000, the Brazilian Economic Defense Agency (SDE) and local police authorities initiated investigations of Laboratories Wyeth-Whitehall Ltda., a Brazilian subsidiary of the Company (LWWL), and other pharmaceutical companies concerning possible violations of Brazilian competition laws. SDE alleged that the companies sought to establish uniform commercial policies regarding wholesalers and refused to sell product to wholesalers that distributed generic products manufactured by certain Brazilian pharmaceutical companies. In 2003, the SDE concluded that the companies had violated Brazilian competition laws by agreeing to refuse to sell products to wholesalers that distributed generic products. The SDE, however, recommended the imposition of the minimum penalty of 1% of LWWL’s annual gross sales (approximately $1 million). This recommendation does not become final until the Economic Defense Administrative Council (CADE) decides whether to adopt the recommendation and impose the suggested penalty. On October 13, 2005, the CADE, to which the SDE reports, ordered LWWL to pay a penalty of 1% of LWWL’s 1998 annual gross sales, adjusted to the date of payment of such penalty (approximately $2.7 million through December 31, 2005). On November 21, 2005, LWWL filed an administrative appeal seeking clarification of a number of aspects of the CADE decision.

The U.K. Competition Commission investigated the pricing and distribution practices of the Company’s Fort Dodge Animal Health business and other animal health suppliers. The inquiry focused on the rebate practices of animal health suppliers, the price differential between certain animal health products sold in the United Kingdom as opposed to other European

71
Wyeth

countries and the industry practice of selling to wholesalers but not directly to pharmacists or veterinarians. The inquiry also examined transfer pricing for animal health products. On April 11, 2003, the U.K. Competition Commission issued its report on the investigation into the supply of prescription-only veterinary medicines and concluded that three monopoly situations existed for such medicines. According to the report, one such monopoly situation arose from the failure of eight animal health manufacturers, including Fort Dodge Animal Health U.K., to enable pharmacies to obtain supplies of prescription-only veterinary medicines on terms that would enable them to compete with veterinary surgeons.

On February 18, 2005, the U.K. Competition Commission issued a draft order proposing four specific remedies, two of which would apply to Fort Dodge Animal Health. The draft order requires manufacturers to provide certain price information to veterinarians and pharmacists and imposes a duty on manufacturers to make prescription-only veterinary medications available to veterinarians and pharmacists on equal terms for equal volumes purchased. The draft order does not propose any fines or other penalties be levied against Fort Dodge Animal Health. On October 31, 2005, the final order, Statutory Instrument 2005 No. 2751, entitled “The Supply of Relevant Veterinary Medicinal Products Order 2005,” came into effect and is consistent with the draft order.

Regulatory Proceedings

Effexor Proceedings

In April 2003, a petition was filed with the FDA by a consultant on behalf of an unnamed client seeking the FDA’s permission to submit an ANDA for venlafaxine extended release tablets utilizing the Company’s Effexor XR capsules as the reference product. Such permission is required before a generic applicant may submit an ANDA for a product that differs from the reference product in dosage form or other relevant characteristics. In August 2003, the Company submitted comments on this petition raising a number of safety, efficacy and patient compliance issues that could not be adequately addressed through standard ANDA bioequivalence studies, and requested the FDA to deny the petition on this basis. In March 2005, the FDA granted the petition. In April 2005, the Company requested that the FDA reconsider its decision to grant the petition and stay any further agency action. To the Company’s knowledge, no such ANDA has been filed, and the FDA has not taken any action on the Company’s request for reconsideration.

The Company is cooperating in responding to a subpoena served on the Company in January 2004 from the U.S. Office of Personnel Management, Office of the Inspector General, requesting certain documents related to Effexor. The subpoena requests documents related principally to educating or consulting with physicians about Effexor, as well as marketing or promotion of Effexor to physicians or pharmacists, from January 1, 1997 to September 30, 2003. Other manufacturers of psychopharmacologic products have also received subpoenas.

Zosyn Proceeding

In November 2005, Sandoz Inc. filed a petition with the FDA requesting a determination that the Company’s previous formulation of Zosyn (piperacillin and tazobactam for injection)

72
Wyeth

had not been discontinued for reasons of safety and effectiveness and requesting the FDA permission to submit ANDAs referencing the discontinued formulation. In January 2006, the Company submitted a comment requesting the FDA to deny the Sandoz petition on the grounds that (1) proposed generic products are not legally permitted to use discontinued formulations of existing products as reference drugs and (2) approving a generic version of Zosyn that lacks the inactive ingredients in the current formulation of Zosyn would be contrary to FDA regulations and the public health. The matter is pending before the FDA.

Consent Decree

The Company’s Wyeth Pharmaceuticals division, a related subsidiary, and an executive officer of the Company are subject to a consent decree entered into with the FDA in October 2000 following the seizure in June 2000 from the Company’s distribution centers in Tennessee and Puerto Rico of a small quantity of certain of the Company’s products then manufactured at the Company’s Marietta, Pennsylvania facility. The seizures were based on FDA allegations that certain of the Company’s biological products were not manufactured in accordance with current Good Manufacturing Practices at the Company’s Marietta and Pearl River, New York facilities. The consent decree, which has been approved by the United States District Court for the Eastern District of Tennessee, does not represent an admission by the Company or the executive officer of any violation of the federal Food, Drug, and Cosmetic Act or its regulations. As of September 1, 2005, the Company had ceased manufacturing operations at its Marietta facility, decommissioned such facility, and sold such facility to another company. The consent decree does not prohibit the continued manufacture of any products that the Company intends to manufacture at its Pearl River facility. However, with respect to approved biological products, the consent decree does require the review by independent consultants of a statistical sample of the manufacturing records for approved biological products prior to distribution of individual lots. In addition, as provided in the consent decree, an expert consultant has conducted a comprehensive inspection of the Marietta and Pearl River facilities and the Company has identified various actions to address the consultant’s observations. The Company has completed these actions as to the Marietta facility and has obtained certification of such completion by the expert consultant. As to the Pearl River facility, the Company is in an ongoing process of completing these actions and obtaining verification of the Company’s actions. The verification process is subject to review by the FDA.

Environmental Matters

The Company is a party to, or otherwise involved in, legal proceedings under CERCLA and similar state laws directed at the cleanup of various sites, including the Bound Brook, New Jersey site, in various federal and state courts throughout the United States. The Company’s potential liability in these legal proceedings varies greatly from site to site. As assessments and cleanups by the Company proceed, these liabilities are reviewed periodically by the Company and are adjusted as additional information becomes available. Environmental liabilities are inherently unpredictable and can change substantially due to factors such as additional information on the nature or extent of contamination, methods of remediation required and other actions by governmental agencies or private parties.

73
Wyeth

MPA Matter

The Company’s Wyeth Medica Ireland (WMI) subsidiary has received a Statement of Claim filed in the Irish High Court in Dublin by Schuurmans & Van Ginneken, a Netherlands-based molasses and liquid storage concern. Plaintiff claims it allegedly purchased sugar water recovered from a sugar water process stream for use in its molasses refining operations. This recovered sugar water was allegedly contaminated with medroxyprogesterone acetate (MPA) from a WMI sugar water manufacturing effluent that was to have been disposed of by a third party. Plaintiff seeks compensation for the contamination and disposal of up to 26,000 tons of molasses allegedly contaminated with MPA. Plaintiff further seeks compensation on behalf of an unspecified number of its animal feed customers who are alleged to have used contaminated molasses in their livestock feed formulations. In connection with its formal Statement of Claim, Plaintiff levied prejudgment attachments in the District Courts of Haarlem and Amsterdam in the Netherlands on certain assets of WMI. Plaintiff lifted these attachments after WMI provided plaintiff bank guarantees as security for the amounts claimed by plaintiff in its Statement of Claim. Plaintiff has agreed to reduce the amount of the bank guarantees to a total of €69 million (U.S. $81.7 million) and to refrain from levying further attachments.

In September 2004, the Company was served with a complaint filed in the Dutch courts on behalf of Dutch claimants, including the Dutch Association for the Animal Feed Industry and the Dutch Trade Union for Pig Farmers. Plaintiffs seek reimbursement of approximately €8.2 million (U.S. $9.7 million) for payments made by the trade organizations to member pig farmers for purchases of pigs that were allegedly destroyed because of MPA contamination.

A Dutch animal feed supplier, Porker Foods B.V., and three Dutch pig farmers (collectively, the Genuva entities) filed suit against WMI in June 2005 in the Dutch courts (Court of ‘s-Hertogenbosch). Plaintiffs seek a total of €5.9 million (U.S. $7.0 million) in damages allegedly arising from the destruction of MPA-contaminated pigs.

The Company believes it has meritorious defenses to the above MPA claims and intends to vigorously defend itself in these matters.

Since the discovery of MPA in certain animal feed, several European Union countries have initiated investigations and other official reviews of the extent of damage potentially caused by MPA. In addition, Ireland’s Environmental Protection Agency (Irish EPA) has initiated an investigation into WMI’s compliance with its Integrated Pollution Control license and possible violations of the Waste Management Act. This investigation was referred to the Department of Public Prosecution (DPP) by the Irish EPA for possible prosecution. The Company understands that the investigation is now complete, but no determination has been made by the DPP as to whether charges will be filed.

Tax Matters

On July 26, 2002, a Brazilian Federal Public Attorney filed a public civil action against the Brazilian Federal Government, LWWL (a Company affiliate) and Colgate-Palmolive Company, as represented by its Brazilian subsidiary, Kolynos do Brasil Ltda. (Kolynos), seeking to nullify and overturn the April 11, 2000 decision by the Brazilian First Board of Tax Appeals, which had found that the capital gain of LWWL from its divestiture of its oral health care business was not taxable in Brazil. The action seeks to hold LWWL jointly

74
Wyeth

and severally liable with Kolynos and the Brazilian federal government. The amount of the Brazilian Federal Public Attorney’s claim, as stated in current U.S. dollars, was approximately $131.0 million. The Company has timely filed a response in this action and no further action has been taken with respect to the Company in this matter.

Commitments

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2005 are as follows:

(In thousands)
2006	$100,900
2007	78,000
2008	60,300
2009	50,100
2010	42,400
Thereafter	81,700
Total rental commitments	$413,400

Rental expense for all operating leases was $167.7 million, $181.2 million and $133.6 million in 2005, 2004 and 2003, respectively.

75
Wyeth

15. Company Data by Segment

The Company has four reportable segments: Pharmaceuticals, Consumer Healthcare, Animal Health and Corporate. The Company’s Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies.

The Pharmaceuticals segment develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products. Principal products include neuroscience therapies, cardiovascular products, nutrition products, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women’s health care products.

The Consumer Healthcare segment develops, manufactures, distributes and sells over-the-counter health care products that include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items.

The Animal Health segment develops, manufactures, distributes and sells animal biological and pharmaceutical products that include vaccines, pharmaceuticals, parasite control and growth implants.

Corporate is primarily responsible for the treasury, tax and legal operations of the Company’s businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company that are not allocated to the other reportable segments.

The accounting policies of the segments described above are the same as those described in “Summary of Significant Accounting Policies” in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments based on income (loss) before income taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains on the sales of investments and other corporate assets, gains relating to Immunex/Amgen common stock transactions, certain litigation provisions, including the Redux and Pondimin litigation charges, special charges and other miscellaneous items.

76
Wyeth

Company Data by Reportable Segment

Year Ended December 31,	2005	2004	2003
(In millions)
Net Revenue from Customers
Pharmaceuticals	$15,321.1	$13,964.1	$12,622.7
Consumer Healthcare	2,553.9	2,557.4	2,434.5
Animal Health	880.8	836.5	793.4
Consolidated total	$18,755.8	$17,358.0	$15,850.6
Income (Loss) before Income Taxes
Pharmaceuticals(2)	$4,544.9	$4,040.1	$3,798.5
Consumer Healthcare	574.3	578.6	592.4
Animal Health	139.4	134.8	127.4
Corporate(1)	(478.0)	(4,883.3)	(2,156.7)
Consolidated total	$4,780.6	$(129.8)	$2,361.6
Depreciation and Amortization Expense
Pharmaceuticals	$682.0	$529.5	$458.0
Consumer Healthcare	40.8	45.7	34.9
Animal Health	30.3	29.9	25.9
Corporate	33.8	17.3	19.1
Consolidated total	$786.9	$622.4	$537.9
Expenditures for Long-Lived Assets(4)
Pharmaceuticals	$1,077.9	$1,226.5	$1,742.1
Consumer Healthcare	28.4	33.2	53.8
Animal Health	45.0	40.0	28.4
Corporate	47.1	83.4	126.3
Consolidated total	$1,198.4	$1,383.1	$1,950.6
Total Assets at December 31,
Pharmaceuticals	$15,770.2	$15,771.2	$14,513.7
Consumer Healthcare	1,463.2	1,701.4	1,742.8
Animal Health	1,326.7	1,340.9	1,328.4
Corporate	17,281.0	14,816.2	13,447.0
Consolidated total	$35,841.1	$33,629.7	$31,031.9

Company Data by Geographic Segment

Year Ended December 31,	2005	2004	2003
(In millions)
Net Revenue from Customers(3)
United States	$10,343.8	$9,856.5	$9,581.0
United Kingdom	1,027.6	1,088.7	863.0
Other international	7,384.4	6,412.8	5,406.6
Consolidated total	$18,755.8	$17,358.0	$15,850.6
Long-Lived Assets at December 31,(3)(4)
United States	$7,779.8	$7,491.4	$7,256.1
Ireland	2,947.9	3,130.2	2,472.0
Other international	3,014.3	3,117.7	2,996.6
Consolidated total	$13,742.0	$13,739.3	$12,724.7

77
Wyeth

(1)	2005 Corporate included a net charge of $190.6 related to the Company’s productivity initiatives. The initiatives related to the reportable segments as follows: Pharmaceuticals - $186.2 and Consumer Healthcare - $4.4 (see Note 3).

2004 and 2003 Corporate included litigation charges of $4,500.0 and $2,000.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drug products Redux or Pondimin (see Note 14). The charges related to the Pharmaceuticals reportable segment.

2003 Corporate also included:

•	A gain of $860.6 relating to the sale of the Company’s remaining Amgen common stock holdings (see Note 2). The gain related to the Pharmaceuticals reportable segment.

•	A special charge of $639.9 for manufacturing restructurings and related asset impairments and the cost of debt extinguishment (see Note 3). The charge related to the reportable segments as follows: Pharmaceuticals – $487.9 and Corporate – $152.0.
(2)	2004 Pharmaceuticals included a charge of $145.5 within Research and development expenses related to the upfront payment to Solvay in connection with the co-development and co-commercialization of four neuroscience compounds (see Note 2).

(3)	Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no other country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer.

(4)	Long-lived assets consist primarily of property, plant and equipment, goodwill, other intangibles and other assets, excluding deferred taxes, net investments in equity companies and various financial assets.

78
Wyeth

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wyeth:

We have completed integrated audits of Wyeth’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries (the Company) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial

79
Wyeth

reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

February 23, 2006

80
Wyeth

Management Reports to Wyeth Stockholders

Management Report on Consolidated Financial Statements

Management has prepared and is responsible for the Company’s consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and necessarily include amounts based on judgments and estimates made by management. All financial information in this Financial Report is consistent with the consolidated financial statements. The independent registered public accounting firm audits the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our Audit Committee is composed of non-employee members of the Board of Directors, all of whom are independent from our Company. The Committee charter, which is published in the proxy statement and on our Internet Web site (www.wyeth.com), outlines the members’ roles and responsibilities and is consistent with current corporate securities laws, regulations and New York Stock Exchange guidelines. It is the Audit Committee’s responsibility to appoint the independent registered public accounting firm subject to stockholder ratification; approve audit, audit-related, tax and other services performed by the independent registered public accounting firm; and review the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors and the independent registered public accounting firm to discuss audit activities, internal controls and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the Committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. In addition, we have the highest confidence in our financial reporting, our underlying system of internal controls and our people, who are expected to operate at the highest level of ethical standards pursuant to our Code of Conduct. Finally, we have personally executed all certifications required to be filed with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the regulations thereunder regarding the accuracy and completeness of the consolidated financial statements. In addition, in 2005, we provided to the New York Stock Exchange the annual CEO certification regarding the Company’s compliance with the New York Stock Exchange’s corporate governance listing standards.

Management Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide

81
Wyeth

reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 based upon criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2005.

Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

Robert Essner	Kenneth J. Martin
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

82
Wyeth

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter 2005	Second Quarter 2005	Third Quarter 2005	Fourth Quarter 2005
Net revenue	$4,578,998	$4,713,835	$4,716,261	$4,746,696
Gross profit(1)	3,229,541	3,376,745	3,355,221	3,363,083
Net income(2)	1,078,171	976,574	869,857	731,696
Diluted earnings per share(2)	0.80	0.72	0.64	0.54

(In thousands except per share amounts)	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004
Net revenue	$4,014,789	$4,223,205	$4,471,836	$4,648,198
Gross profit	2,853,425	3,043,068	3,249,495	3,264,771
Net income (loss)(3)	749,703	827,345	1,421,292	(1,764,343)
Diluted earnings (loss) per share(3)	0.55	0.61	1.05	(1.32)

(1)	Third quarter 2005 included a charge of $69,400 within cost of goods sold associated with the Company’s productivity initiatives.

Fourth quarter 2005 included a charge of $68,300 within cost of goods sold associated with the Company’s productivity initiatives.

(2)	Third quarter 2005 included charges of $63,400 after-tax or $0.05 per share related to activities associated with the Company’s productivity initiatives. In addition, the third quarter 2005 included an income tax charge of $170,000 or $0.12 per share related to the repatriation of foreign earnings.

Fourth quarter 2005 included charges of $73,700 after-tax or $0.05 per share related to activities associated with the Company’s productivity initiatives.

(3)	First quarter 2004 included a charge of $94,575 after-tax or $0.07 per share within Research and development expenses related to the upfront payment to Solvay Pharmaceuticals in connection with the co-development and co-commercialization of four neuroscience compounds.

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

The first, second and third quarters have been restated to include the dilutive effect of the Company’s outstanding convertible debt in the calculation of diluted earnings per share in accordance with the recently issued Emerging Issues Task Force Issue No. 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share.” The sum of the 2004 first quarter, second quarter, third quarter and fourth quarter diluted earnings (loss) per share does not add to year-to-date diluted earnings per share due to the antidilutive effect of contingently convertible debt and common stock equivalents in the fourth quarter.

Market Prices of Common Stock and Dividends

	2005 Range of Prices*			2004 Range of Prices*
	High	Low	Dividends Paid per Share	High	Low	Dividends Paid per Share
First quarter	$45.13	$38.48	$0.23	$44.70	$36.62	$0.23
Second quarter	45.67	41.39	0.23	40.63	34.50	0.23
Third quarter	46.76	43.45	0.23	39.08	33.50	0.23
Fourth quarter	47.88	40.90	0.25	43.00	36.57	0.23

*	Prices are those of the New York Stock Exchange – Composite Transactions.

83
Wyeth

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements on pages 4 to 78. When reviewing the commentary below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under the heading “Item 1A. Risk Factors” in our 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this Financial Report or implied by past results and trends. Forward-looking statements are statements that attempt to forecast or anticipate future developments in our business; we encourage you to review the examples of our forward-looking statements under the heading “Cautionary Note Regarding Forward-Looking Statements” on pages 117-118. These statements, like all statements in this Financial Report, speak only as of their date (unless another date is indicated), and we undertake no obligation to update or revise these statements in light of future developments.

Overview

Our Business

Wyeth is one of the world’s largest research-based pharmaceutical and health care products companies and is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, non-prescription medicines and animal health products.

Our principal strategy for success is creation of innovative products through research and development. We strive to produce first-in-class and best-in-class therapies for significant unmet medical needs by leveraging our breadth of knowledge and our resources across three principal scientific development platforms: small molecules, biopharmaceuticals and vaccines. Effexor, our serotonin norepinephrine reuptake inhibitor (SNRI), is the world’s largest selling antidepressant, with 2005 net revenue of $3,458.8 million. Prevnar, our vaccine for preventing invasive pneumococcal disease in infants and children, achieved 2005 net revenue of $1,508.3 million and is the world’s first and only vaccine with more than $1,000.0 million in annual net revenue.

We also strive to innovate commercially and change the way we approach our business in response to the challenging global health care environment. During 2005, we launched an ongoing program of long-term productivity initiatives, which we refer to as Project Springboard, aimed at encouraging innovation, improving processes and increasing cost efficiencies. During 2005, our initiatives focused on streamlining our production network and reorganizing our U.S. primary care sales force to more efficiently reach our customers. During 2006, we expect to implement a new operating model for our drug development efforts aimed at further increasing research and development productivity, as well as improving the efficiency of our global operational support functions. Our ultimate goal from Project Springboard is to move beyond specific initiatives and create a culture where we continually look for new ways to become more productive in everything we do as a company.

84
Wyeth

We have three principal operating segments: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health), which we manage separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies. These segments reflect how senior management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The following table provides an overview of the business operations of each of these segments:

	Pharmaceuticals	Consumer Healthcare	Animal Health
% of 2005 worldwide net revenue	82%	13%	5%

% of 2005 segment net revenue generated outside U.S.	45%	41%	55%

Principal business operations	Develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products	Develops, manufactures, distributes and sells over-the-counter health care products	Develops, manufactures, distributes and sells biological and pharmaceutical products for animals

Principal product categories	Neuroscience therapies, cardiovascular products, nutrition products, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women’s health care products	Analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items	Vaccines, pharmaceuticals, parasite control and growth implants

We also have a reportable Corporate segment primarily responsible for the treasury, tax and legal operations of our businesses. It maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to our overall management that are not allocated to the other reportable segments.

85
Wyeth

2005 Financial Highlights

•	Worldwide net revenue increased 8% to $18,755.8 million;

•	Five product franchises surpassed $1,000.0 million in net revenue: Effexor, Protonix, Prevnar, Enbrel and Nutrition products. Effexor, Enbrel and Nutrition products achieved $1,000.0 million in net revenue outside of the United States;

•	Pharmaceuticals net revenue increased 10%, reflecting the strong performance of Prevnar and Enbrel as well as higher sales of Zosyn, Effexor, Nutrition products and Protonix;

•	Consumer Healthcare net revenue results reflect increased sales of Centrum, Advil, Robitussin, ChapStick and Caltrate offset by lower sales of Solgar products due to the sale of that product line in August 2005;

•	Animal Health net revenue increased 5% in 2005, reflecting higher sales of livestock, poultry and companion animal products; and

•	Quarterly dividend to holders of common stock increased 9%.

Our Principal Products

Set forth below is a summary of the 2005 net revenue performance of our principal products:

(Dollar amounts in millions)	2005 Net Revenue	% Increase over 2004
Effexor	$3,458.8	3%
Protonix	1,684.9	6%
Prevnar	1,508.3	43%
Alliance revenue(1)	1,146.5	45%
Enbrel (outside of the United States and Canada)(2)	1,083.7	59%
Nutrition	1,040.9	10%
Premarin family	908.9	3%
Zosyn/Tazocin	891.6	17%

(1)	Alliance revenue is generated from sales of Enbrel (in the United States and Canada), Altace and the CYPHER stent. The active ingredient in Rapamune, sirolimus, coats the CYPHER coronary stent marketed by Johnson & Johnson.

(2)	Enbrel net revenue includes sales of Enbrel outside of the United States and Canada where we have exclusive rights but does not include our share of profits from sales in the United States and Canada, where the product is co-promoted with Amgen Inc. (Amgen), which we record as alliance revenue.

•

Effexor is our novel antidepressant for treating adult patients with major depressive disorder, generalized anxiety disorder, social anxiety disorder and panic disorder. We filed for approval for an indication for panic disorder in the United States (U.S.), Canada and Europe in the second half of 2005, which now is approved in the U.S. and a number of the European markets and remains in active regulatory review in the balance of the submitted countries. A slowdown in the overall antidepressant market, as well as a trend toward increasing use of generics in the antidepressant category, is causing Effexor revenue growth to moderate.

86
Wyeth

We also saw a full year of sales by the first SNRI competitor in the category, CYMBALTA, in 2005. In addition, negative publicity regarding antidepressants and increased concern about the use of these products in children and adolescents has had an impact.

•	Enbrel is our treatment for rheumatoid arthritis, psoriasis and other conditions. We co-promote Enbrel with Amgen in the U.S. and Canada and we have exclusive rights outside of the U.S. and Canada. Enbrel now is one of the top-selling biotechnology products in the world and is ranked 13 in global sales among all pharmaceutical products. In 2005, we received European regulatory approval for the production of Enbrel at our Grange Castle, Ireland, site. This facility is one of the world’s largest integrated biotechnology facilities, and we expect it will be a major site for global supply of Enbrel and other Wyeth biotechnology products. Also in 2005, Amgen’s BioNext facility in Rhode Island received U.S. Food and Drug Administration (FDA) approval for the production of Enbrel. This additional manufacturing capacity should help Enbrel reach its full commercial potential. In March 2005, we launched Enbrel in Japan for the treatment of rheumatoid arthritis through our joint venture with Takeda Pharmaceutical Company Limited (Takeda). In April 2005, we increased our ownership of the joint venture from 60% to 70%.

•	Protonix is our proton pump inhibitor for gastroesophageal reflux disease. The proton pump inhibitor category is highly competitive, and we have continued to focus on our strategy of driving prescription growth within the third-party managed care segment where Protonix maintains preferred formulary positions in the majority of plans and where we can realize increased value for each prescription generated. This strategy has had a positive impact on net revenue and profitability.

•	Prevnar is our vaccine for preventing invasive pneumococcal disease in infants and children. It is the first and only vaccine product ever to achieve $1,000.0 million in annual net revenue. Net revenue growth for 2005 reflects a return to the full four-dose vaccination schedule, the resolution of manufacturing issues that limited production in the first half of 2004 and a catch-up of deferred doses from last year that resulted from prior supply constraints. We have made enhancements at every stage of the Prevnar production process to provide availability in those countries where Prevnar currently is approved as well as to support its introduction into new markets. We produced 31 million doses of Prevnar in 2005, exceeding our manufacturing goal of 25 million to 28 million doses, and sold over 26 million doses worldwide. We expect to launch pre-filled Prevnar syringes manufactured by Wyeth and a third-party filler in the U.S. in early 2006. Strong growth for Prevnar is expected to continue over the next several years as we secure recommendations for additional national immunization programs and launch the product in new markets.

•	Nutrition includes our infant formula and toddler products Nursoy, Progress, Promil and S-26. In 2005, Nutrition products had net revenue in excess of $1,000.0 million for the first time ever. We continue to expand into new markets, grow our business in the countries where we compete and shift focus of our business to the more profitable premium sector of the market.

•	Alliance revenue includes our share of profits from sales of Enbrel in the U.S. and Canada, where we co-promote the product with Amgen; our share of profits from

87
Wyeth

sales of Altace, which is co-promoted with King Pharmaceuticals, Inc., and certain revenue earned related to sirolimus, the active ingredient in Rapamune, which coats the CYPHER coronary stent marketed by Johnson & Johnson.

•	Zosyn (Tazocin internationally), our broad-spectrum I.V. antibiotic, is the only currently marketed I.V. antibiotic proved to help minimize the emergence of bacterial resistance. We intend to launch our new, advanced formulation of Zosyn/Tazocin in the U.S. and other major markets during 2006. Zosyn/Tazocin, together with Tygacil, our new innovative broad-spectrum I.V. antibiotic for serious, hospital-based infections launched in the U.S. in July 2005, provide us with a leading antibiotic franchise.

•	Our Premarin family of products remains the standard therapy to help women address serious menopausal symptoms. During 2005, we launched a direct-to-consumer advertising campaign for Premarin and initiated a public education program to reinforce the importance of talking with a physician or other health care professional about menopause. Low-dose Premarin and Prempro, both introduced in 2003, contributed to the increase in net revenue in 2005.

Our Product Pipeline

In May 2005, we filed a New Drug Application (NDA) with the FDA for Lybrel (levonorgestrel/ethinyl estradiol), an oral contraceptive with a unique continuous dosing regimen. If approved, this product will be the lowest daily dose, monophasic oral contraceptive available in the U.S. and will offer a dosing regimen that provides effective contraception as well as the option for a longer interval between menstrual cycles.

In July 2005, we launched Tygacil, an innovative broad-spectrum I.V. antibiotic for serious, hospital-based infections, in the U.S., one month after it received FDA approval. Launch of this first-in-class product comes at a time when the need for new antibiotic options to combat serious, resistant infections is increasing. Regulatory review is ongoing in Europe and around the world.

In December 2005, we filed an NDA with the FDA for DVS-233 (desvenlafaxine succinate), an SNRI, for the treatment of major depressive disorder.

We are working toward five additional NDA filings for new products in the next 18 months – bazedoxifene for osteoporosis; DVS-233 for vasomotor symptoms; bifeprunox for schizophrenia; temsirolimus for renal cell carcinoma; and methylnaltrexone for opioid-induced constipation. Completing these major NDA filings and preparing for these new product launches over this relatively short time frame is one of the most ambitious product introduction objectives in our history and will present significant operational challenges.

During 2005, we entered 12 new compounds into formal development for the fifth year in a row, for a total of 60 new compounds in the past 60 months. We also began clinical trial programs for eight new molecular entities and advanced two programs into Phase 3 testing, the final stage of drug development.

We also continue to actively pursue in-licensing opportunities and strategic alliances to supplement our internal research and development efforts. We face heavy competition from our peers in securing these relationships but believe that the excellence of our research and

88
Wyeth

development and commercial organizations and the breadth of our expertise across traditional pharmaceuticals, biopharmaceuticals and vaccines position us well. For example, in December 2005, we strengthened our position in the field of gastroenterology by entering into an exclusive, worldwide agreement with Progenics Pharmaceuticals, Inc. (Progenics) for joint development and commercialization of methylnaltrexone, a compound in Phase 3 development for the treatment of opioid-induced side effects, including constipation and post-operative bowel dysfunction. In December 2005, we also entered into a strategic alliance with Trubion Pharmaceuticals, Inc. (Trubion) for the discovery, development and commercialization of novel biopharmaceutical products to treat inflammatory disease and cancer using Trubion’s small modular immunopharmaceutical (SMIP™) technology, including a compound currently in Phase 2 development for treatment of rheumatoid arthritis. We intend to continue to aggressively pursue these kinds of opportunities in 2006.

Our Diet Drug Litigation

We continue to address the challenges of our diet drug litigation. As discussed in more detail in Note 14 to our consolidated financial statements, on March 15, 2005, the United States District Court for the Eastern District of Pennsylvania approved the proposed Seventh Amendment to the Nationwide Settlement (the Settlement) as “fair, adequate and reasonable.” The Seventh Amendment creates a new claims processing structure, funding arrangement and payment schedule for the least serious but most numerous claims in the Settlement. The amendment ensures that these claims are processed on a streamlined basis while preserving funds in the existing Settlement trust for more serious claims. Three appeals were filed challenging the approval of the Seventh Amendment. Two of those appeals were withdrawn by the appellants who brought them. On November 1, 2005, the United States Court of Appeals for the Third Circuit dismissed the appeal of the remaining appellant and remanded the appellant’s claim to the District Court for the limited purpose of submitting the claim for re-auditing under the terms of the original settlement agreement. If the appellant does not seek and obtain review from the United States Supreme Court, the proposed Seventh Amendment will become effective during 2006.

In January 2005, we announced that we were in discussions with plaintiffs’ attorneys representing a number of individuals who opted out of the National Diet Drug Settlement regarding a proposed process for settling downstream opt out cases (as well as the primary pulmonary hypertension (PPH) and initial opt out cases handled by plaintiffs’ counsel participating in the process). The proposed process provides a methodology for valuing different categories of claims and also provides a structure for individualized negotiations between us and lawyers representing diet drug claimants. Counsel for greater than 90% of the plaintiffs who brought Intermediate and Back-End opt out lawsuits have agreed to participate in the process or have been otherwise engaged in settlement discussions with us. As a result of the discussions to date, we have reached agreements, or agreements in principle, with a significant number of these law firms to settle the claims of approximately 31,000 diet drug recipients (primarily downstream opt outs but also including PPH and initial opt out claimants), approximately 9,600 of whom have received settlement payments following the dismissal of their cases. As we move forward, additional attorneys may agree to participate in the process, and some who have previously agreed to settlement discussions may decide to withdraw their participation. We will continue to try those cases where attorneys are not willing to participate in this settlement process. We cannot predict the number of cases that might be settled as a result of this process.

89
Wyeth

Change in Accounting for Share-Based Payments

As discussed in Note 1 to our consolidated financial statements, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (Statement 123R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. In accordance with Statement 123R, which we adopted effective January 1, 2006, we will record compensation expense for the unvested portion of previously issued awards, as well as compensation expense for any awards issued, modified or settled after the date of adoption. The adoption of Statement 123R will have a material impact on our results of operations and earnings per share beginning in 2006. The impact of expensing stock options for 2006 is projected to be approximately $0.12 to $0.15 per share-diluted. The actual amount of compensation expense to be recorded is highly dependent on the number of options granted and fluctuations in the Company’s stock price.

Our Challenging Business Environment

Generally, we face the same difficult challenges that all research-based pharmaceutical companies are confronting. Pressure from government agencies, insurers, employers and consumers to lower prices through leveraged purchasing plans, use of formularies, importation, reduced reimbursement for prescription drugs and other means poses significant challenges for us. Generic products, which Wyeth no longer markets, are growing as a percentage of total prescriptions. Insurers and employers are increasingly demanding that patients start with a generic product before switching to a branded product if necessary, meaning that our products increasingly compete with generic versions of competitive branded products. Health care providers and the general public want more information about our products, and they want it delivered efficiently and effectively. Regulatory burdens and safety concerns are increasing the demands on us, and they increase both the cost and time it takes to bring new drugs to market. Post-marketing regulatory and media scrutiny of product safety also are increasing, as well as product liability litigation.

Additionally, we are faced with the moderating rate of growth of some of our major products, principally Effexor. In 2004, the FDA recommended new class labeling for antidepressants, including our Effexor family of products, that would, among other things, more prominently highlight the already labeled risk of suicide in children and adolescents in a boxed warning. In 2005, we implemented these labeling changes for our Effexor family of products. Effexor has never been recommended for use in children and continues to be an appropriate and important therapy in treating adult patients. In addition, in 2004, the United Kingdom Committee on the Safety of Medicines (CSM) completed a review of the safety and efficacy of the selective serotonin reuptake inhibitor (SSRI) class of antidepressants as well as our Effexor family of products, which are SNRIs. As a result of this review, the CSM implemented new class labeling for these antidepressants, including our Effexor family of products, and imposed additional restrictions on the use of our Effexor products in the United Kingdom because it concluded that these products carried additional risks. We appealed the Effexor-specific additional restrictions to the CSM and the United Kingdom’s Medicines Commission because the Company believes that the imposed labeling changes are not supported by the available scientific data. A further appeal is presently pending. Late in 2005, we reached agreement with Teva Pharmaceutical Industries Ltd. (Teva) on a settlement of the U.S. patent litigation pertaining to Teva’s generic version of our Effexor XR (extended release capsules) antidepressant. Under the terms of the settlement, Teva will be

90
Wyeth

permitted to launch generic versions of Effexor XR (extended release capsules) and Effexor (immediate release tablets) in the U.S. pursuant to certain licenses effective on certain entry dates. Agreements also have been reached with respect to a generic version of Effexor XR in Canada. In connection with these licenses, Teva will pay us specified percentages of gross profit from sales of each of the Teva generic versions.

Our Productivity Initiatives

During 2005, to adapt to the changing pharmaceutical industry environment, we launched our Project Springboard program of long-term productivity initiatives. The guiding principles of these initiatives include innovation, cost savings, process excellence and accountability, with an emphasis on improving productivity. We are reviewing our production network to achieve optimal efficiencies and to reduce production costs for our global core products. In 2005, we announced the closure of one pharmaceutical manufacturing facility, the elimination of certain positions at the Company’s facilities and the implementation of our new primary care Pharmaceuticals sales model in the U.S. As a result of these and other related initiatives, the Company recorded net pre-tax charges of $190.6 million in 2005. Additional costs associated with the productivity initiatives are expected to continue for several years as further strategic decisions are made; costs are projected to total approximately $750.0 million to $1,000.0 million, on a pre-tax basis. Throughout 2006 and in future years, we will continue with our long-term productivity initiatives with the objective of making Wyeth more efficient and more effective so that we may continue to thrive in this increasingly challenging industry environment.

91
Wyeth

Critical Accounting Policies and Estimates

Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2005 have been taken into consideration in preparing the consolidated financial statements. Our preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, therefore, actual results could differ from those estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Chargebacks/Rebates

Chargebacks/rebates, which are our only significant deductions from gross sales, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. Chargeback/rebate accruals, included in Accrued expenses, are established at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Reserves for chargebacks/rebates are estimated using historical rates and current wholesaler inventory data. Rebate rates are determined based on historical experience, trend analysis, demand conditions, competition and projected market conditions in the various markets served. Internal data as well as information obtained from external sources such as independent market research agencies and data from wholesalers are considered when establishing these reserves. Other factors, including identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate, also are considered. We continually monitor the adequacy of the accruals by analyzing historical rebate rates, making adjustments to originally recorded reserves when trends or specific events indicate that adjustment is appropriate and comparing actual payments with the estimates used in establishing the accrual. Historically, actual payments have not varied significantly from the reserves provided.

Product Returns

Provisions for product returns are provided for as deductions to arrive at Net revenue. We consider many factors in determining our reserves for product returns. Typically, those factors that influence the reserves do not change significantly from period to period and include: actual historical return activity, level of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf life, pricing and competition. Internal data as well as information obtained from the wholesalers themselves are considered when establishing these reserves. We have identified historical patterns of returns for major product classes, including new products. Return rates for new products are estimated by comparing the new product with similar product types that exist in our product line. We review our reserves for product returns quarterly to verify that the trends being considered to estimate the reserves have not changed materially. The reserves for product returns cover all products, and, historically, actual returns have not varied significantly from the reserves provided.

92
Wyeth

Wholesaler Agreements

We have entered into wholesaler service agreements with many of our full-line pharmaceutical wholesale distributors in the U.S., including our three largest wholesale distributors that accounted for approximately 29% of Net revenue in 2005. Under these agreements, the wholesale distributors have agreed, in return for certain price concessions, not to exceed certain targeted inventory levels. As a result, we, along with our wholesale partners, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions.

Accruals for Legal Proceedings

We are involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to our business. These include allegations of injuries caused by our pharmaceutical and over-the-counter products, including Redux, Pondimin, Robitussin, Dimetapp, Prempro, Premarin and Effexor, among others. The estimated amounts we expect to pay in these cases are accrued when it is probable that a liability has been incurred and the amount is reasonably estimable. In assessing the estimated costs, we consider many factors, including past litigation experience, scientific evidence and the specifics of each matter. Legal defense costs expected to be incurred in connection with a loss contingency are accrued when the contingency is considered probable and reasonably estimable. Additionally, we record insurance receivable amounts from third-party insurers when it is probable of recovery. Prior to November 2003, we were self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, we became completely self-insured for product liability risks.

In addition, we have responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. Environmental liabilities are undiscounted, do not consider potential recoveries from insurers or third parties and will be paid out over periods in which the remediation occurs.

Income Taxes

We apply an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon our assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event we determine future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. In the event we were to determine that we would be able to realize all or a portion of our net deferred tax assets, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we

93
Wyeth

subsequently determine that we would not be able to realize all or a portion of our net deferred tax asset in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made. As of December 31, 2005, valuation allowances have been established for certain capital loss carryforwards, environmental liabilities and other operating accruals. Except as it relates to these items, we have not established valuation allowances related to our net federal or foreign deferred tax assets as we believe that it is more likely than not that the benefits of these assets will be realized. Valuation allowances also have been established for certain state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals. In addition, we record deferred income taxes on foreign subsidiaries’ earnings that are not considered to be permanently invested in those subsidiaries.

Income taxes are provided for the probable assessment of taxes on items that have been or may be contested by taxing authorities. These items relate to areas of judgment on which we, and the taxing authorities, may differ in their interpretations of the related tax rules.

Actuarial Assumptions for Pension and Other Postretirement Benefit Plans

On an annual basis, we perform an internal study of actuarial assumptions. Based on this study, we determine the appropriate discount rate and expected long-term rate of return on plan assets for our pension plans. In 2005, the discount rate used to determine our benefit obligation was decreased by 35 basis points to 5.65%, while the expected rate of return on plan assets was maintained at 9.00%, consistent with the prior year. The net periodic benefit cost for our U.S. pension plans is expected to increase by approximately $50.0 million to $240.0 million in 2006 compared with 2005 due to the increase in net periodic benefit cost associated with the decrease in the discount rate offset, in part, by positive returns on plan assets and contributions to the pension trust. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our net periodic benefit cost for our U.S. pension plans by approximately $16.0 million. A 1% decrease in our expected rate of return on plan assets would increase our U.S. pension plan expense for 2006 by $42.5 million.

We also review the principal actuarial assumptions relating to our other postretirement benefit plans on an annual basis. We have maintained the health care cost trend rate for 2005 at 11.0%, consistent with 2004. This growth rate, ultimately, is expected to decrease to 5% for 2010 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, we believe that this trend rate appropriately reflects the trend aspects of our other postretirement benefit plans as of December 31, 2005. Similar to the pension plans discussed above, in 2005, the discount rate used to determine our benefit obligation was decreased by 35 basis points to 5.65%. Net periodic benefit cost in 2006 for other postretirement benefit plans is expected to decrease by approximately $5.0 million to $170.0 million compared with 2005 primarily due to changes we have made to our other postretirement benefit plans, partially offset by an increase in net periodic benefit cost associated with the decrease in the discount rate. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our other postretirement net periodic benefit cost by approximately $7.0 million.

Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure presented above.

Restructuring and Other Related Charges

To streamline operations and rationalize manufacturing facilities through our productivity initiatives, we periodically record restructuring and other related charges. As a result,

94
Wyeth

we have made estimates and judgments regarding our future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. In connection with these actions, management also assesses the recoverability of long-lived assets employed in the business. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected useful life or performance of the asset.

95
Wyeth

Results of Operations

2005 vs. 2004

Net Revenue

Worldwide Net revenue increased 8% to $18,755.8 million for 2005. U.S. and international net revenue increased 5% and 12%, respectively, for 2005. The following table sets forth worldwide Net revenue for 2005, 2004 and 2003 by reportable segment together with the percentage changes in worldwide Net revenue from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase
Net Revenue	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Pharmaceuticals	$15,321.1	$13,964.1	$12,622.7	10%	11%
Consumer Healthcare	2,553.9	2,557.4	2,434.5	—	5%
Animal Health	880.8	836.5	793.4	5%	5%
Consolidated net revenue	$18,755.8	$17,358.0	$15,850.6	8%	10%

The following table sets forth the percentage changes in 2005 and 2004 worldwide Net revenue by reportable segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase (Decrease) Year Ended December 31, 2005				% Increase (Decrease) Year Ended December 31, 2004
	Volume	Price	Foreign Exchange	Total Net Revenue	Volume	Price	Foreign Exchange	Total Net Revenue
Pharmaceuticals
United States	3%	4%	—	7%	(1)%	4%	—	3%
International	13%	—	1%	14%	15%	—	7%	22%
Total	7%	3%	—	10%	5%	3%	3%	11%
Consumer Healthcare
United States	(3)%	—	—	(3)%	1%	1%	—	2%
International	(2)%	3%	3%	4%	1%	3%	7%	11%
Total	(3)%	2%	1%	—	1%	2%	2%	5%
Animal Health
United States	(5)%	5%	—	—	(6)%	7%	—	1%
International	6%	1%	3%	10%	—	2%	7%	9%
Total	—	3%	2%	5%	(3)%	5%	3%	5%
Total
United States	1%	4%	—	5%	(1)%	4%	—	3%
International	11%	—	1%	12%	12%	1%	7%	20%
Total	6%	2%	—	8%	4%	3%	3%	10%

96
Wyeth

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 10% for 2005. There was no foreign exchange impact. U.S. Pharmaceuticals net revenue increased 7% for 2005 due primarily to higher sales of Prevnar, Protonix, rhBMP-2 and Zosyn, as well as increased alliance revenue offset, in part, by lower sales of Synvisc, which was divested in January 2005. Higher sales of Prevnar reflected a return to the full-dose vaccination schedule, the resolution of manufacturing issues that limited production in the first half of 2004 and a catch-up of deferred doses from 2004 that resulted from supply constraints. The increase in Zosyn net revenue reflected growth resulting primarily from higher volume compared with the prior year, and the growth in Protonix net revenue was attributable to increased prescription growth within the managed care segment. Alliance revenue increased 41% for 2005, predominantly from sales of Enbrel in the United States and Canada.

International Pharmaceuticals net revenue increased 14% for 2005 due primarily to higher sales of Enbrel (for which we have exclusive rights outside of the United States and Canada), Prevnar (aided by increased manufacturing and filling capacity), Wyeth Nutrition, Effexor and Tazocin offset, in part, by lower sales of Zoton. International alliance revenue increased 88% for 2005 as a result of higher sales of the CYPHER stent. Our patent protection for Zoton in the United Kingdom, the principal market for Zoton which we sell exclusively outside of the United States, expired in December 2005. Patent protection for Zoton in other countries will expire in the near future.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue remained constant for 2005. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue decreased 1% for 2005. U.S. Consumer Healthcare net revenue decreased 3% for 2005 due primarily to lower sales of Solgar products, as that product line was divested in 2005, and lower sales of Centrum, Advil Cold & Sinus, Alavert and Dimetapp offset, in part, by higher sales of Robitussin, ChapStick and Advil.

International Consumer Healthcare net revenue increased 4% for 2005 due primarily to higher sales of Centrum, Advil and Caltrate, partially offset by lower sales of Solgar products.

Animal Health

Worldwide Animal Health net revenue increased 5% for 2005 (3% excluding the favorable impact of foreign exchange). U.S. Animal Health net revenue decreased slightly as a result of lower sales of ProHeart products and lower sales of equine products offset, in part, by higher sales of companion animal, livestock and poultry products. ProHeart products, which are included in the companion animal products category, were negatively impacted by product returns and reduced product sales resulting from the voluntary recall of ProHeart 6 in the U.S. market in September 2004.

International Animal Health net revenue increased 10% for 2005 due to higher sales of livestock, poultry and companion animal products.

97
Wyeth

Significant Product Results

The following tables sets forth significant 2005, 2004 and 2003 Pharmaceuticals, Consumer Healthcare and Animal Health worldwide net revenue by product:

Pharmaceuticals
(In millions)	2005	2004	2003
Effexor	$3,458.8	$3,347.4	$2,711.7
Protonix	1,684.9	1,590.6	1,493.3
Prevnar	1,508.3	1,053.6	945.6
Enbrel	1,083.7	680.0	298.9
Nutrition	1,040.9	943.3	857.6
Premarin family	908.9	880.2	1,275.3
Zosyn/Tazocin	891.6	760.3	638.7
Oral contraceptives	525.3	590.1	589.2
Zoton	375.7	447.7	363.2
BeneFIX	343.3	301.5	248.1
Rapamune	300.2	259.0	169.8
ReFacto	268.4	249.4	224.2
rhBMP-2	236.3	165.3	58.1
Synvisc	10.6	197.5	222.6
Alliance revenue	1,146.5	789.9	654.4
Other	1,537.7	1,708.3	1,872.0
Total Pharmaceuticals	$15,321.1	$13,964.1	$12,622.7

Consumer Healthcare
(In millions)	2005	2004	2003
Centrum	$634.0	$616.6	$545.6
Advil	514.0	490.4	450.9
Robitussin	253.2	237.9	230.3
Caltrate	189.2	179.0	153.4
ChapStick	134.4	123.2	113.9
Advil Cold & Sinus	122.4	129.7	134.7
Preparation H	104.8	102.3	92.3
Dimetapp	80.4	87.8	85.2
Solgar(1)	58.5	105.5	105.1
Alavert	49.5	56.0	81.6
Other	413.5	429.0	441.5
Total Consumer Healthcare	$2,553.9	$2,557.4	$2,434.5

Animal Health
(In millions)	2005	2004	2003
Livestock products	$377.2	$351.0	$329.2
Companion animal products(2)	257.8	252.6	226.7
Equine products(3)	138.2	138.2	147.2
Poultry products	107.6	94.7	90.3
Total Animal Health	$880.8	$836.5	$793.4

(1)	The Solgar product line was sold to NBTY, Inc. for approximately $115.0 in the 2005 third quarter.
(2)	Companion animal products include net revenue from ProHeart products of $22.3, $35.2 and $38.1 for 2005, 2004 and 2003, respectively.
(3)	Equine products include West Nile-Innovator net revenue of $48.0, $46.1 and $64.3 for 2005, 2004 and 2003, respectively.

Sales Deductions

We deduct certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. Chargebacks/rebates are the only deductions from gross revenue that we consider significant. The provision for chargebacks/rebates relates primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, we consider both to be a form of price reduction.

98
Wyeth

The change in our accrual for chargebacks/rebates for 2005 and 2004 was as follows:

(In millions)	2005	2004
Balance at January 1	$917.0	$750.3
Provision	2,386.1	2,362.5
Payments/credits	(2,537.6)	(2,195.8)
Balance at December 31	$765.5	$917.0

The increase in the provision for chargebacks/rebates for 2005 was due primarily to higher rebate rates during the first quarter of 2005. This increase was partially offset by the change in mix of Protonix rebates from the more heavily discounted Medicaid segment to the less heavily discounted managed care segment.

Except for chargebacks/rebates, provisions for each of the other components of sales deductions, including product returns, are individually less than 2% of gross sales. The provisions charged against gross sales for product returns for 2005, 2004 and 2003 were $177.8 million, $214.0 million and $337.7 million, respectively.

Operating Expenses

The following table sets forth 2005, 2004 and 2003 Cost of goods sold and Selling, general and administrative expenses as a percentage of net revenue:

	% of Net Revenue			Increase/(Decrease)
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Cost of goods sold	29.0%	28.5%	29.0%	0.5%	(0.5)%
Selling, general and administrative expenses	32.6%	33.4%	34.5%	(0.8)%	(1.1)%

Cost of Goods Sold

The increase in Cost of goods sold, as a percentage of Net revenue, was due primarily to charges of $137.7 million associated with the Company’s productivity initiatives. These charges were allocated to the Corporate segment and related primarily to accelerated depreciation and severance costs. Excluding the productivity initiatives charges, Cost of goods sold, as a percentage of Net revenue, decreased to 28.2% for 2005 compared with 28.5% for 2004. This decrease was due primarily to a favorable product mix (due to increased sales of higher margin Prevnar and Effexor offset by higher sales of lower margin nutrition products in the Pharmaceuticals segment), the impact of favorable manufacturing variances in the Pharmaceuticals and Animal Health segments, and lower inventory adjustments in the Consumer Healthcare and Animal Health segments. The decrease was offset, in part, by higher inventory adjustments in the Pharmaceuticals segment, primarily related to a provision for Zoton as a result of generic competition, and certain costs related to plant reorganization activity in the Pharmaceuticals and Consumer Healthcare segments. Additionally, Cost of goods sold was impacted by higher royalty costs as a result of higher sales of Enbrel and Prevnar. Gross margin was impacted favorably by increased alliance revenue (with no corresponding cost of goods sold) from higher sales of Enbrel in the United States and Canada. Excluding the productivity initiatives and alliance revenue, Cost of goods sold, as a percentage of net sales, was 30.1% for 2005, a 0.2% increase from 29.9% in 2004.

99
Wyeth

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 5% while Net revenue increased at a rate of 8% for 2005 as compared with 2004. This difference is primarily attributable to the significant increase in net revenue of certain Pharmaceuticals products (e.g., Prevnar), which generally require lower promotional spending than mass-marketed Pharmaceuticals products. Selling, general and administrative expenses also were impacted by higher marketing expenses in the United States and Canada for pre- and post-launch activities for Tygacil, for the Premarin family of products and for Enbrel offset, in part, by decreased spending for Synvisc, which was divested in January 2005. Selling, general and administrative expenses for 2005 included additional costs associated with the Company’s productivity initiatives (included in the Corporate segment), higher salary-related expenses in the Pharmaceuticals segment and lower general insurance costs.

Research and Development Expenses

The following table sets forth 2005, 2004 and 2003 total Research and development expenses and Pharmaceuticals research and development expenses together with the percentage changes from prior years:

	Year Ended December 31,			% Increase/(Decrease)
(Dollar amounts in millions)	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Research and development expenses	$2,749.4	$2,460.6	$2,093.5	12%	18%
Pharmaceuticals research and development expenses	2,557.5	2,307.2	1,938.7	11%	19%
Pharmaceuticals as a percentage of total research and development expenses	93%	94%	93%	—	—

The increase in Research and development expenses for 2005 was due primarily to higher salary-related expenses, higher facility costs associated with two research and development facilities that were not on line until late in 2004, and higher other research operating expenses (including higher chemicals and materials expenses) in the Pharmaceuticals segment. Research and development expenses for 2005 also included costs associated with a number of licensing agreements, including key collaborations with Progenics and Trubion. Upfront payments associated with these two collaborations were approximately $100.0 million. Research and development expenses for 2004 included the impact of the upfront payment of $145.5 million made in connection with the agreement entered into between the Company and Solvay Pharmaceuticals (Solvay) to co-develop and co-commercialize four neuroscience compounds. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of Nutrition sales, were 18%, 18% and 16% in 2005, 2004 and 2003, respectively.

100
Wyeth

Interest Expense and Other Income

The following table sets forth selected information about Interest expense, net and Other income, net for 2005, 2004 and 2003, together with percentage changes from prior years:

	Year Ended December 31,			% Increase/(Decrease)
(Dollar amounts in millions)	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Interest expense, net	$74.8	$110.3	$103.1	(32)%	7%
Other income, net	397.9	330.1	545.3	21%	(39)%

Interest Expense, net

The decrease in Interest expense, net for 2005 was due primarily to higher interest income earned on higher cash balances in 2005 vs. 2004 offset, in part, by higher interest expense and lower capitalized interest. Weighted average debt outstanding during 2005 and 2004 was $8,040.1 million and $8,247.3 million, respectively. The impact of lower weighted average debt outstanding on interest expense was offset by lower interest income received on interest rate swaps in 2005. The lower capitalized interest resulted from reduced spending for long-term capital projects in process, primarily due to the completion of the Grange Castle facility in Ireland.

Other Income, net

Other income, net increased for 2005 primarily as a result of higher royalty income in the Pharmaceuticals segment, higher gains on sales of non-strategic Pharmaceuticals and Consumer Healthcare product rights, and lower foreign exchange losses. The increase in Other income, net was partially offset by lower net gains on sales of fixed assets, which included a $40.2 million pre-tax gain on the sale of the Marietta, Pennsylvania, manufacturing facility, as well as a $54.8 million write-off of certain assets at the Company’s Pearl River, New York, manufacturing facility.

2004 vs. 2003

Net Revenue

Pharmaceuticals

In 2004, worldwide Pharmaceuticals net revenue increased 11% (8% excluding the favorable impact of foreign exchange). U.S. Pharmaceuticals net revenue increased 3% for 2004 due primarily to higher sales of Effexor, Protonix, Rapamune and rhBMP-2 and increased alliance revenue offset, in part, by lower sales of the Premarin family of products as a result of lower prescription volume and a reduction of inventory levels at one wholesaler and lower sales of Prevnar. Higher sales of Effexor reflected growth resulting primarily from higher volume and price increases compared with 2003. Strong prescription volume growth contributed to the increase in Protonix net revenue despite the impact of discounting in this product category. Additionally, alliance revenue increased as a result of higher sales of Enbrel (in the United States and Canada) and the CYPHER coronary stent, which is coated with sirolimus, the active ingredient in Rapamune, and marketed by Johnson & Johnson.

International Pharmaceuticals net revenue increased 22% for 2004 due primarily to higher sales of Effexor, Prevnar (increased manufacturing and filling capacity), Enbrel (for which we have exclusive rights outside of the United States and Canada), Zoton and Tazocin offset, in part, by lower sales of the Premarin family of products as a result of lower prescription volume.

101
Wyeth

Consumer Healthcare

In 2004, worldwide Consumer Healthcare net revenue increased 5% (3% excluding the favorable impact of foreign exchange). U.S. Consumer Healthcare net revenue increased 2% for 2004 due primarily to higher sales of Advil, Centrum, Caltrate and ChapStick partially offset by lower sales of Alavert as compared with 2003 when the product launch was underway.

International Consumer Healthcare net revenue for 2004 increased 11% over 2003 due primarily to higher sales of Centrum, Caltrate, Advil and Dimetapp.

Animal Health

In 2004, worldwide Animal Health net revenue increased 5% for 2004 (2% excluding the favorable impact of foreign exchange). U.S. Animal Health net revenue increased 1% for 2004 due primarily to higher sales of livestock and companion animal products offset, in part, by lower sales of ProHeart products and lower sales of equine products as a result of decreases in sales of West Nile-Innovator. ProHeart products, which are included in the companion animal products category, were negatively impacted by product returns and reduced product sales resulting from the voluntary recall of ProHeart 6 in the U.S. market in September 2004.

In 2004, international Animal Health net revenue increased 9% due to higher sales of companion animal and livestock products.

Operating Expenses

Cost of Goods Sold

The decrease in Cost of goods sold, as a percentage of Net revenue, was due primarily to lower inventory and manufacturing losses in the Pharmaceuticals segment and lower manufacturing costs in the Consumer Healthcare and Animal Health segments offset, in part, by higher royalty costs associated with higher sales of Enbrel in Europe. The decrease was partially offset by a less profitable product mix caused by lower sales of higher margin products, including the Premarin family of products, and higher sales of lower margin products such as Protonix, Zosyn/Tazocin and Enbrel outside of the United States and Canada. This unfavorable product mix was partially offset by higher sales of higher margin Effexor. Gross margin was impacted favorably by increased alliance revenue (with no corresponding cost of goods sold) from higher sales of Enbrel in the United States and Canada. Excluding alliance revenue, Cost of goods sold, as a percentage of net sales, was 29.9% for 2004, a 0.3% decrease from 30.2% in 2003.

Selling, General and Administrative Expenses

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

Research and Development Expenses

The increase in Research and development expenses in 2004 was due primarily to higher clinical grant spending in the Pharmaceuticals segment as a result of the initiation of several Phase 3

102
Wyeth

programs and higher cost-sharing expenditures relating to pharmaceutical collaborations offset, in part, by lower other research operating expenses (including lower chemical and material costs). The increase in Research and development expenses also reflected the impact of the upfront payment and charge in the 2004 first quarter of $145.5 million made in connection with the agreement we entered into with Solvay to co-develop and co-commercialize four neuroscience compounds.

Interest Expense and Other Income

Interest Expense, net

Interest expense, net increased 7% for 2004 due primarily to lower capitalized interest and higher interest expense offset, in part, by higher interest income. Weighted average debt outstanding during 2004 and 2003 was $8,247.3 million and $7,346.7 million, respectively. The impact of higher weighted average debt outstanding on interest expense was partially offset by increases in interest income earned on higher cash balances in 2004 vs. 2003. The lower capitalized interest resulted from lower interest rates used for capitalization purposes applied against the spending for long-term capital projects in process. These projects included the new Grange Castle facility in Ireland, as well as the expansion of existing manufacturing facilities in Ireland and Puerto Rico.

Other Income, net

Other income, net decreased 39% for 2004 primarily as a result of decreases in gains from the divestitures of certain Pharmaceuticals and Consumer Healthcare products.

2005, 2004 and 2003 Significant Items

Productivity Initiatives

During 2005, we launched long-term global productivity initiatives to adapt to the changing pharmaceutical industry environment. The guiding principles of these initiatives include innovation, cost saving, process excellence and accountability, with an emphasis on improving productivity. As a result of these and other initiatives, we began a review of our production network to achieve optimal efficiencies and reduce production costs for our global core products. In 2005, we recorded net pre-tax charges of $190.6 million ($137.1 million after-tax or $0.10 per share) related to our long-term productivity initiatives. Total costs included severance and other related personnel costs of $174.7 million, accelerated depreciation for certain facilities expected to be closed of $42.9 million and other period costs related to the implementation of the initiatives of $13.2 million offset, in part, by an asset sale gain of $40.2 million. The asset sale gain related to the sale of our Marietta, Pennsylvania, manufacturing facility.

These productivity initiatives relate primarily to the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities and the elimination of certain positions at the Company’s facilities and within the Pharmaceuticals sales force. Specifically, we implemented a three-year transitional plan to phase out our pharmaceutical manufacturing site at Rouses Point, New York, terminated manufacturing operations at our Shiki, Japan, facility and initiated the reorganization of certain other production lines. In addition, we implemented a new primary care Pharmaceuticals sales model in the U.S. Approximately 1,500 positions were eliminated as a result of these initiatives. Severance-related payments began in 2005 and will continue through the three-year transitional period.

103
Wyeth

We expect additional costs as other strategic decisions are made, such as asset impairments, accelerated depreciation, personnel costs and other exit costs, as well as certain implementation costs associated with the initiatives, to continue for several years and are projected to total approximately $750.0 million to $1,000.0 million, on a pre-tax basis (see Note 3 to the consolidated financial statements).

Diet Drug Litigation Charges

We recorded a charge of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share-diluted) in 2004 and a charge of $2,000.0 million ($1,300.0 million after-tax or $0.97 per share-diluted) in 2003 to increase the reserve relating to the Pondimin (which in combination with phentermine, a product that was not manufactured, distributed or sold by us, was commonly referred to as “fen-phen”) and Redux diet drug litigation, bringing the total of the pre-tax charges taken to date to $21,100.0 million. The $5,712.6 million reserve at December 31, 2005 represents management’s best estimate, within a range of outcomes, of the aggregate amount anticipated to cover payments in connection with the settlement trust (the Trust), initial opt outs, PPH claims, Intermediate, Back-End or Sixth Amendment opt outs (collectively, the “downstream” opt outs), and our legal fees related to the diet drug litigation. However, due to the need for final judicial approval of the proposed Seventh Amendment, the uncertainty of the Company’s ability to consummate settlements with all or substantially all of the downstream opt out plaintiffs, the number and amount of any future verdicts that may be returned in downstream opt out and PPH litigation, and the inherent uncertainty surrounding any litigation, it is possible that additional reserves may be required in the future and the amount of such additional reserves may be significant (see Note 14 to the consolidated financial statements and the “Liquidity, Financial Condition and Capital Resources” section herein for further discussion relating to our additional financing requirements for future diet drug litigation exposure).

Income Tax Charge and Adjustment

In 2005, we recorded an income tax charge of $170.0 million ($0.12 per share-diluted) within the Provision (benefit) for income taxes resulting from the decision to repatriate approximately $3,100.0 million of foreign earnings in accordance with the American Jobs Creation Act of 2004, which provides a temporary incentive for U.S. multinational companies to repatriate foreign earnings.

In 2004, we recorded a favorable income tax adjustment of $407.6 million ($0.30 per share-diluted) within the Provision (benefit) for income taxes related to settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter (see Note 10 to the consolidated financial statements).

Co-development and Co-commercialization Agreement

In 2004, we entered into an agreement with Solvay to co-develop and co-commercialize four neuroscience compounds. We recorded an upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share-diluted) within Research and development expenses in connection with the agreement (see Note 2 to the consolidated financial statements).

104
Wyeth

Gains Related to Immunex/Amgen Common Stock Transactions

During the first quarter of 2003, we completed the sale of the remaining 31,235,958 shares of Amgen common stock held by us at December 31, 2002. These remaining shares netted proceeds of $1,579.9 million and resulted in a gain of $860.6 million ($558.7 million after-tax or $0.42 per share-diluted). See Note 2 to the consolidated financial statements.

Special Charges

2003 Restructuring and Related Asset Impairments

In December 2003, we recorded a special charge for manufacturing restructurings and related asset impairments of $487.9 million ($367.6 million after-tax or $0.28 per share-diluted). The restructuring and related asset impairments impacted only the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities, as well as the elimination of certain positions at our facilities. These restructuring initiatives were designed to achieve optimal efficiencies and reduce production costs in response to changes in demand projections for certain products.

Specifically, we closed our pharmaceutical plant in Singapore and rationalized our network of collection sites for Premarin-related raw materials as a result of lower volume in the Premarin family of products. Restructuring charges of $208.2 million were recorded to recognize the costs of closing the Singapore manufacturing facility, the elimination of certain positions at the facility and contract settlement costs related to purchase commitments with suppliers. Approximately 175 positions were eliminated at the Singapore facility, and all of the employee terminations were completed in 2004. Also in December 2003, we recorded fixed and intangible asset impairment charges of $108.6 million related to rhBMP-2 and FluMist as a result of reduced demand projections and discontinued manufacturing operations at our St. Louis, Missouri, biopharmaceutical facility due to a decline in projected demand for ReFacto, our treatment for hemophilia A. Total charges of $171.1 million for restructuring and asset impairments related to the closure of the St. Louis facility. As of December 31, 2005, substantially all of the payments have been made (see Note 3 to the consolidated financial statements).

Debt Extinguishment Costs

In December 2003, we recorded a special charge of $152.0 million ($98.8 million after-tax or $0.07 per share-diluted) related to the early extinguishment of debt in connection with the repurchase of certain Senior Notes. The costs related primarily to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs (see Note 6 to the consolidated financial statements).

Income (Loss) before Income Taxes

The following table sets forth 2005, 2004 and 2003 worldwide Income (loss) before income taxes by reportable segment together with the percentage changes in worldwide Income (loss) before income taxes from prior years:

105
Wyeth

(Dollar amounts in millions)	Year Ended December 31,			% Increase/(Decrease)
Income (Loss) before Income Taxes	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Pharmaceuticals(1)	$4,544.9	$4,040.1	$3,798.5	12%	6%
Consumer Healthcare	574.3	578.6	592.4	(1)%	(2)%
Animal Health	139.4	134.8	127.4	3%	6%
Corporate(2)	(478.0)	(4,883.3)	(2,156.7)	—	—
Total(3)	$4,780.6	$(129.8)	$2,361.6	—	—

(1)	Pharmaceuticals included a 2004 charge of $145.5 within Research and development expenses related to the upfront payment to Solvay in connection with the co-development and co-commercialization of four neuroscience compounds (see Note 2 to the consolidated financial statements). Excluding the upfront payment, Pharmaceuticals income before income taxes increased 9% and 10% for 2005 and 2004, respectively.
(2)	2005 Corporate included a net charge of $190.6 related to our productivity initiatives. The initiatives related to the reportable segments as follows: Pharmaceuticals - $186.2 and Consumer Healthcare - $4.4 (see Note 3 to the consolidated financial statements).

2004 and 2003 Corporate included litigation charges of $4,500.0 and $2,000.0, respectively, relating to the litigation brought against us regarding the use of the diet drugs Redux or Pondimin (see Note 14 to the consolidated financial statements). The charges related to the Pharmaceuticals reportable segment.

2003 Corporate also included:

•	A gain of $860.6 relating to the sale of our remaining Amgen common stock holdings (see Note 2 to the consolidated financial statements). The gain related to the Pharmaceuticals reportable segment.
•	A special charge of $639.9 for manufacturing restructurings and related asset impairments and the cost of debt extinguishment (see Note 3 to the consolidated financial statements). The charge related to the reportable segments as follows: Pharmaceuticals - $487.9 and Corporate - $152.0.

Excluding the 2005 productivity initiatives charges, the 2004 and 2003 litigation charges, the 2003 gains relating to Immunex/Amgen common stock transactions and the 2003 special charges, Corporate expenses, net decreased 25% for 2005 and increased 2% for 2004.

(3)	Excluding the 2005 productivity initiatives charges, the 2004 and 2003 litigation charges, the 2004 upfront payment to Solvay, the 2003 gains relating to Immunex/Amgen common stock transactions and the 2003 special charges, total Income (loss) before income taxes increased 10% and 6% for 2005 and 2004, respectively.

The following explanations of changes in Income (loss) before income taxes, by reportable segment, for 2005 compared with 2004 and 2004 compared with 2003 exclude items listed in footnote (2) to the table above.

Pharmaceuticals

Worldwide Pharmaceuticals income before income taxes increased 12% for 2005 due primarily to higher worldwide net revenue, higher gross profit margins earned on worldwide sales of Pharmaceuticals products, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower other income, net. The increase in research and development expenses reflects the impact of payments related to a number of licensing agreements, including key collaborations with Progenics and Trubion.

Worldwide Pharmaceuticals income before income taxes increased 6% for 2004 due primarily to higher worldwide net revenue and slightly higher gross profit margins earned on worldwide sales of Pharmaceuticals products offset, in part, by higher research and development expenses, higher selling and general expenses, and lower other income, net related to product divestiture gains. The increase in research and development expenses reflects the impact of the upfront payment to Solvay in connection with co-development and co-commercialization of four neuroscience compounds.

106
Wyeth

Consumer Healthcare

Worldwide Consumer Healthcare income before income taxes decreased 1% for 2005 due primarily to higher selling and general expenses, as a percentage of net revenue, and higher research and development expenses offset, in part, by higher other income, net as a result of a gain from the divestiture of the Solgar line of products and higher gross profit margins earned on worldwide sales of Consumer Healthcare products. The increase in selling and general expenses was due primarily to higher international marketing and selling expenses.

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

Animal Health

Worldwide Animal Health income before income taxes increased 3% for 2005 due primarily to higher net revenue and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower gross profit margins earned on worldwide sales of Animal Health products. Lower gross margins were due primarily to a less profitable product mix due to lower sales of higher margin ProHeart 6 and equine biologicals.

Worldwide Animal Health income before income taxes increased 6% for 2004 due primarily to higher worldwide net revenue and increased gross profit margins earned on worldwide sales of Animal Health products offset, in part, by higher selling and general expenses.

Corporate

Corporate expenses, net decreased 25% for 2005 due primarily to lower general and administrative expenses and lower interest expense, net. Corporate expenses, net increased 2% for 2004 due primarily to the non-recurrence of certain 2003 items offset, in part, by lower general and administrative expenses.

Income Tax Rate

The resulting income tax rates for 2005, 2004 and 2003, excluding certain items affecting comparability, were 20.3%, 21.5% and 21.3%, respectively. See Note 10 to the consolidated financial statements and the “2005, 2004 and 2003 Significant Items” section herein for further information related to our income tax rate and for a discussion of certain items affecting comparability.

Consolidated Net Income and Diluted Earnings per Share

Net income and diluted earnings per share in 2005 increased to $3,656.3 million and $2.70, respectively, compared with $1,234.0 million and $0.91 for 2004.

Our management uses various measures to manage and evaluate our performance and believes it is appropriate to specifically identify certain significant items included in net income and diluted earnings per share to assist investors with analyzing ongoing business performance and trends. In particular, our management believes that comparisons of 2005 vs. 2004 and 2004

107
Wyeth

vs. 2003 results of operations are influenced by the impact of the following items that are included in net income and diluted earnings per share:

2005:

•	Net charges of $190.6 million ($137.1 million after-tax or $0.10 per share-diluted) related to our productivity initiatives and recorded as follows: $137.7 million within Cost of goods sold, $85.6 million within Selling, general and administrative expenses, and $7.5 million within Research and development expenses offset, in part, by an asset sale gain of $40.2 million recorded within Other income, net; and

•	Income tax charge of $170.0 million ($0.12 per share-diluted) recorded in connection with our decision to repatriate approximately $3,100.0 million of foreign earnings.

2004:

•	Diet drug litigation charge of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share-diluted);

•	Favorable income tax adjustment of $407.6 million ($0.30 per share-diluted) within the Provision (benefit) for income taxes related to settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter; and

•	Upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share-diluted) within Research and development expenses to Solvay.

2003:

•	Diet drug litigation charge of $2,000.0 million ($1,300.0 million after-tax or $0.97 per share-diluted);

•	Gain of $860.6 million ($558.7 million after-tax or $0.42 per share-diluted) related to our liquidation of Amgen shares received in connection with Amgen’s acquisition of Immunex; and

•	Special charge of $639.9 million ($466.4 million after-tax or $0.35 per share-diluted) for manufacturing restructurings and related asset impairments and the cost of debt extinguishment.

The 2005 productivity initiatives charges, which included costs of closing certain manufacturing facilities and the elimination of certain positions at our facilities, have been identified as significant items by our management as these charges are not considered to be indicative of continuing operating results. The 2004 and 2003 diet drug charges increased the reserve balance for a continuing legal matter that first resulted in a charge in 1999 and have been identified by our management when evaluating our performance due to its magnitude. The 2005 income tax charge, which related to the repatriation of foreign earnings in accordance with the American Jobs Creation Act of 2004, and the 2004 income tax adjustment, which related to certain prior tax years, have each been identified as a significant item by our management due to their nature and magnitude. The 2004 significant upfront payment related to the co-development and co-commercialization of the four neuroscience compounds being developed with Solvay, which was immediately expensed and included in Research and development expenses, also has been identified as a significant item. Additionally, the gains related to the Immunex/Amgen common stock transactions have been identified due to the fact that we previously had not nor currently do we hold a position for investment purposes in an entity that, if acquired by another entity, would impact our financial position or results of operations to the significant extent of the

108
Wyeth

Immunex/Amgen common stock transactions. Finally, the 2003 special charges, which included costs related to manufacturing restructurings and asset impairments, have been identified as significant items by our management as these charges are not considered to be indicative of continuing operating results. The remaining special charge, which consisted of costs related to debt extinguishment, also has been identified as a significant item due to its unusual one-time nature. Isolating these items when reviewing our results provides a useful view of ongoing operations for these accounting periods.

For further details related to the items listed above, refer to the discussion of “2005, 2004 and 2003 Significant Items” herein.

Excluding the items noted above, net income was $3,963.4 million, $3,546.0 million and $3,258.9 million for 2005, 2004 and 2003, respectively.

Excluding the items noted above, the increase in net income for 2005 was due primarily to higher Net revenue, lower Cost of goods sold, as a percentage of net revenue, higher Other income, net and lower Interest expense, net offset, in part, by higher Selling, general and administrative expenses and higher research and development spending.

The decrease in Cost of good sold, as a percentage of net revenue, for 2005 was primarily due to a favorable product mix which resulted primarily from increased sales of higher margin Prevnar and Effexor offset by higher sales of lower margin nutrition products, as well as the impact of favorable manufacturing variances. The increase in gross margin for 2005 was primarily due to higher alliance revenue (with no corresponding cost of goods sold) from higher sales of Enbrel in the United States and Canada. Additionally, Cost of goods sold was impacted by higher royalty costs due to higher sales of Enbrel and Prevnar, higher inventory adjustments primarily related to a provision for Zoton as a result of generic competition and certain costs related to plant reorganization activity. The higher Selling, general and administrative expenses were due primarily to higher marketing and salary-related expenses, and higher Other income, net was due primarily as a result of higher royalty income and higher gains from product divestitures. The increase in Research and development expenses was due primarily to higher salary-related expenses, higher facility costs, and higher licensing and collaboration agreement expenses.

Excluding the items noted above, the increase in net income for 2004 was due primarily to higher Net revenue and lower Cost of goods sold, as a percentage of Net revenue, offset, in part, by higher Selling, general and administrative expenses, research and development spending and lower Other income, net related to product divestiture gains.

The 2004 decrease in Cost of goods sold, as a percentage of Net revenue, resulted primarily from lower inventory and manufacturing losses offset, in part, by higher royalty costs associated with higher sales of Enbrel in Europe. The decrease was partially offset by a less profitable product mix caused by lower sales of higher margin products, including the Premarin family of products, and higher sales of lower margin products such as Protonix, Zosyn/Tazocin and Enbrel outside of the United States and Canada. This unfavorable product mix was partially offset by higher sales of higher margin Effexor. The increase in gross margin for 2004 was primarily due to higher alliance revenue (with no corresponding cost of goods sold) from higher sales of Enbrel in the United States and Canada. Additionally, Cost of goods sold was impacted by lower inventory and manufacturing losses. The higher Selling, general and administrative expenses were due primarily to higher marketing and selling expenses, and lower Other income, net was due primarily as a result of decreases in gains from product divestitures.

109
Wyeth

Liquidity, Financial Condition and Capital Resources

Cash and Cash Equivalents

Our cash and cash equivalents increased $2,872.3 million, and total debt increased by $1,121.6 million in 2005, including the fair value change of interest rate swaps. The activity of these cash flows during 2005 related primarily to the following items:

•	Proceeds of $1,777.0 million related to the sales and maturities of marketable securities;

•	Proceeds of $1,500.0 million of long-term debt related to the issuance of $1,000.0 million aggregate principal amount of 5.50% Notes due 2016 and $500.0 million aggregate principal amount of 6.00% Notes due 2036;

•	Proceeds of $365.2 million related to sales of assets, including property, plant and equipment and the divestiture of certain Pharmaceuticals and Consumer Healthcare products. Divestitures included product rights to Synvisc, Epocler in Brazil and the Solgar line of products; and

•	Proceeds of $235.0 million related to the exercises of stock options.

These sources of cash were partially offset by the following items:

•	Payments of $1,453.7 million related to the diet drug litigation. As discussed in Note 14 to the consolidated financial statements, during 1999, we announced a nationwide class action settlement to resolve litigation brought against us regarding the use of the diet drugs Redux or Pondimin. Payments into the Trust may continue, if necessary, until 2018. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities and commercial paper borrowings (if available), as well as term debt financings and international earnings remitted back to the United States, if necessary;

•	Dividends totaling $1,259.4 million consisting primarily of our annual common stock dividend of $0.94 per share;

•	Payments of $1,250.0 million related to the establishment of the Seventh Amendment security fund;

•	Capital expenditures of $1,081.3 million due primarily to new production capacity expansion worldwide, including biotechnology facilities, research and development facilities, and the improvement of compliance of U.S. technical operations and product supply processes. We expect capital expenditures in 2006 to be consistent with 2005 spending levels;

•	Payments of $651.1 million related to the purchases of marketable securities;

•	Repayments of $328.2 million of debt mainly related to the redemption of the $308.9 million aggregate principal amount of 7.90% Notes due 2005;

•	Contributions to fund our defined benefit and defined contribution pension plans totaling $328.9 million; and

•	Purchase of an additional equity interest in a joint venture totaling $92.7 million.

110
Wyeth

The change in deferred income taxes as of December 31, 2005 primarily related to a decrease in deferred taxes associated with payment of diet drug claims.

The change in working capital, which used $132.2 million of cash as of December 31, 2005, excluding the effects of foreign exchange, was more than offset by non-cash depreciation and amortization expense and tax on repatriation included in net earnings. The change in working capital primarily consisted of the following:

•	Increase in accounts receivable of $357.6 million primarily due to increases in Pharmaceuticals sales;

•	Increase in accounts payable and accrued expenses of $185.3 million, excluding the diet drug provision, related, in part, to the timing of payments associated with accounts payable, increases in accrued supplier minimum purchase costs, productivity initiatives costs, selling and marketing costs, and salary-related costs offset, in part, by a decrease in accrued rebates.

The change in working capital, which used $377.1 million of cash as of December 31, 2004, excluding the effects of foreign exchange, was more than offset by non-cash depreciation and amortization expense included in net earnings. The change in working capital primarily consisted of the following:

•	Increase in accounts receivable of $130.3 million primarily due to increases in Pharmaceuticals sales;

•	Decrease in accounts payable and accrued expenses of $144.2 million, excluding the diet drug provision, primarily related to the timing of payments and decreases in accrued restructuring and accrued debt extinguishment costs as a result of current year payments offset, in part, by increased accrued rebates; and

•	Decrease in accrued taxes of $145.3 million as a result of the current year tax payments exceeding current year tax provisions.

Total Debt

At December 31, 2005, we had outstanding $9,244.6 million in total debt, which consisted of notes payable and other debt. We had no commercial paper outstanding as of December 31, 2005. Current debt at December 31, 2005, classified as Loans payable, consisted of $13.2 million of notes payable and other debt that are due within one year. We were in compliance with all debt covenants as of December 31, 2005.

As of December 31, 2005, we had net debt of $1,010.1 million that was calculated as total debt of $9,244.6 million reduced by liquid assets totaling $8,234.5 million, which consisted of cash and cash equivalents and marketable securities.

On October 24, 2003, Fitch Ratings (Fitch) downgraded our long-term rating to A- from A and our short-term rating to F-2 from F-1. As a result of the short-term credit rating downgrade by Fitch, our commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market, if issued. In addition, on December 4, 2003, Moody’s Investor Services (Moody’s) affirmed our P-2 short-term rating and downgraded our long-term

111
Wyeth

rating to Baa1. In early 2005, Moody’s upgraded the Company’s outlook from negative to developing, and all three agencies affirmed their ratings in late 2005. As a result of Moody’s long-term credit rating downgrade in 2003, we incurred incremental annual interest expense of $8.25 million in 2005 on $3,300.0 million of Notes. The following represents our credit ratings as of the latest rating update:

	Moody’s	S&P	Fitch
Short-term debt	P-2	A-1	F-2
Long-term debt	Baa1	A	A-
Outlook	Developing	Negative	Negative
Last rating update	November 9, 2005	November 9, 2005	November 9, 2005

We entered into each of the transactions described below to allow for greater financial flexibility by obtaining lower interest rates and moving debt maturities out generally 10 or more years. As such, we expect to be less reliant on the commercial paper markets in the near term.

Credit Facilities

In February 2004, we replaced our $1,350.0 million, 364-day credit facility with a $1,747.5 million, five-year facility. The new facility contains substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the replaced facility. In August 2005, the Company replaced its $1,350.0 million, three-year facility scheduled to mature in March 2006 with a new $1,350.0 million, five-year facility, which matures in August 2010. The new facility contains substantially the same financial and other covenants, representations, warranties, conditions and default provisions as the replaced facility. In addition, in conjunction with the new facility, the Company amended its existing $1,747.5 million, five-year facility, which matures in February 2009, to conform to the terms and conditions (other than maturity) of the new facility.

Notes

In November 2005, we issued $1,500.0 million of Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the Securities Act). These Notes consisted of two tranches, which pay interest semiannually on February 15 and August 15, as follows:

•	$1,000.0 million 5.50% Notes due February 15, 2016

•	$ 500.0 million 6.00% Notes due February 15, 2036

In December 2003, we completed the redemption of $691.1 million of our $1,000.0 million aggregate principal amount of 7.90% Notes due 2005, resulting in $308.9 million in remaining Notes due 2005 outstanding at December 31, 2004, which were classified as Loans payable. In 2005, the $308.9 million was paid. In addition, we exercised a make-whole call option on our $1,000.0 million aggregate principal amount of 6.25% Notes due 2006. The redemption period for the make-whole call option ended January 12, 2004, and, as a result, as of December 31, 2003, the $1,000.0 million aggregate principal amount of 6.25% Notes due 2006 was classified as Loans payable. On January 12, 2004, the $1,000.0 million 6.25% Notes due 2006 were

112
Wyeth

redeemed in full. In connection with the Note repurchases, we incurred early debt extinguishment costs of $152.0 million, which primarily relate to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs.

In order to fund the Note repurchases, and for other general purposes, we issued $3,000.0 million of Notes in December 2003 in an offering registered under the Securities Act as follows:

•	$1,750.0 million 5.50% Notes due February 1, 2014

•	$ 500.0 million 6.45% Notes due February 1, 2024

•	$ 750.0 million 6.50% Notes due February 1, 2034

Concurrent with the offering of Notes described above, on December 16, 2003, we issued $1,020.0 million aggregate principal amount of Convertible Senior Debentures due January 15, 2024 in a transaction exempt from registration pursuant to Rule 144A under the Securities Act.

During February 2003, we issued $1,800.0 million of Notes in an offering registered under the Securities Act. The issuance consisted of two tranches of Notes as follows:

•	$ 300.0 million 4.125% Notes due March 1, 2008

•	$1,500.0 million 5.25% Notes due March 15, 2013

Except with respect to the Notes issued in November 2005, the interest rate payable on each other series of Notes described above, including the Notes issued in March 2001 (see Note 6 to the consolidated financial statements), is subject to a 0.25 percentage-point increase per level of downgrade in our credit rating by Moody’s or S&P. There is no adjustment to the interest rate payable on each series of Notes for the first single-level downgrade in our credit rating by S&P. We would incur a total of approximately $15.8 million of additional annual interest expense for every 0.25 percentage-point increase in the interest rate. If Moody’s or S&P subsequently were to increase our credit rating, the interest rate payable on each series of Notes would be subject to a 0.25-percentage-point decrease for each level of credit rating increase. The interest rate payable for these Notes cannot be reduced below the original coupon rate of the Notes, and the interest rate in effect on March 15, 2006 for these Notes will, thereafter, become the effective interest rate until maturity.

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2005, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have maturities of three months or less when purchased. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by us.

We have a common stock repurchase program under which we are authorized to repurchase common shares. We made no repurchases during 2005, 2004 and 2003. At December 31, 2005, we were authorized to repurchase 4,492,460 common shares in the future. On January 27, 2006, the Company’s Board of Directors approved a share repurchase program allowing for the repurchase of up to 15,000,000 shares of its common stock subject to price and market conditions. As a result of the new program, the Company terminated the program in effect at December 31, 2005.

113
Wyeth

In light of the circumstances discussed in Note 14 to the consolidated financial statements, it is not possible to predict whether, and if so when, legal proceedings (including product liability litigation) will have a material adverse effect on our financial condition, results of operations and/or cash flows and whether cash flows from operating activities and existing and prospective financing resources will be adequate to fund our operations, pay all liabilities related to the diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on its outstanding obligations without the disposition of significant strategic core assets and/or reductions in certain cash outflows.

Off-Balance Sheet Arrangements

We have not participated in, nor have we created, any off-balance sheet financing or other off-balance sheet special purpose entities other than operating leases. In addition, we have not entered into any derivative financial instruments for trading purposes and use derivative financial instruments solely for managing our exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2005:

		Payments Due by Period
Contractual Obligations	Total	2006	2007 and 2008	2009 and 2010	Thereafter
(In millions)
Total debt obligations	$9,244.6	$13.2	$302.5	$8.1	$8,920.8
Purchase obligations(1)	1,691.4	988.7	559.1	91.0	52.6
Retirement-related obligations(2)	1,998.3	364.6	753.9	790.5	89.3
Equity purchase obligation(3)	339.0	100.7	238.3	—	—
Capital commitments(4)	930.1	593.0	337.1	—	—
Operating lease obligations	413.4	100.9	138.3	92.5	81.7
Total	$14,616.8	$2,161.1	$2,329.2	$982.1	$9,144.4

(1)	Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, clinical data management, research and development, co-development and media/market research contracts.
(2)	This category includes pension and postretirement contributions through 2010. The Company believes that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies, preclude reasonable estimates beyond 2010.

The category also includes deferred compensation principal payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2005 and guaranteed interest to be paid to those individuals through December 2005. All other active employees as of December 31, 2005 are excluded for years subsequent to 2006 since the Company does not believe it can predict factors such as employee retirement date and elected payout period.

(3)	The equity purchase obligation represents an agreement by the Company to buy out the 30% minority interest of an affiliate in Japan presently held by Takeda Pharmaceutical Company Limited. The buyout calls for 10% to be purchased in 2006 and 20% in 2007. The purchase price of each buyout is based on a multiple of the entity’s net sales in each of the buyout periods.
(4)	Capital commitments represent management’s commitment for capital spending.

114
Wyeth

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact our financial position, results of operations and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to non-performance on such instruments.

Foreign Currency Risk Management

We generate a portion of Net revenue from sales to customers located outside of the United States, principally in Europe. International sales are generated mostly from international subsidiaries in the local countries with the sales typically denominated in the local currency of the respective country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, most international subsidiaries use the local currency as their functional currency. International business, by its nature, is subject to risks, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be adversely impacted by changes in these or other factors.

We have established programs to protect against adverse changes in exchange rates due to foreign currency volatility. By hedging intercompany sales, we believe that the foreign currency risks to which we are exposed are not reasonably likely to have a material adverse effect on our financial position, results of operations or cash flows due to the high concentration of sales in countries that have adopted the euro as their local currency. Collectively, these countries accounted for 18% of 2005, 15% of 2004 and 14% of 2003 worldwide Net revenue. Additionally, the British pound sterling accounted for 5% of 2005, 6% of 2004 and 5% of 2003 worldwide Net revenue.

Interest Rate Risk Management

The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. We manage a portion of this exposure to interest rate changes primarily through the use of fair value interest rate swaps.

115
Wyeth

Financial Instruments

At December 31, 2005, the notional/contract amounts, carrying values and fair values of our financial instruments were as follows:

	Notional/ Contract Amount	Carrying Value	Fair Value
Description		Assets (Liabilities)
(In millions)
Forward contracts(1)	$1,671.4	$2.4	$2.4
Option contracts(1)	2,127.5	9.8	9.8
Interest rate swaps	5,300.0	15.2	15.2
Outstanding debt(2)	9,229.5	(9,244.6)	(9,621.6)

(1)	If the value of the U.S. dollar were to strengthen or weaken by 10%, in relation to all hedged foreign currencies, the net payable on the forward and option contracts would collectively decrease or increase by approximately $148.7.

(2)	If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $772.8.

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2005; and the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2005.

116
Wyeth

Cautionary Note Regarding Forward-Looking Statements

This report includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “project” and other words of similar meaning. These forward-looking statements address various matters, including:

•	Our anticipated results of operations, financial condition and capital resources;

•	Benefits from our business activities and transactions, productivity initiatives and facilities management, such as enhanced efficiency, reduced expenses, avoided expenditures and reduction of supply constraints;

•	Our expectations, beliefs, plans and strategies, anticipated developments and other matters that are not historical facts, including plans to continue our productivity initiatives;

•	Anticipated developments relating to product supply and sales of our key products;

•	Sufficiency of facility capacity for growth;

•	Changes in our product mix;

•	Our ability to continue the shift of sales of Protonix from the Medicaid segment to the managed care segment;

•	Uses of borrowings under credit facilities and proceeds from debt issuances;

•	Timing and results of research and development activities, including those with collaborators;

•	Prospects for our product candidates;

•	Estimates and assumptions used in our critical accounting policies;

•	Costs related to product liability, patent protection, environmental matters, government investigations and other legal proceedings;

•	Projections regarding impact from, and estimates made for purposes of accruals for future liabilities with respect to, taxes, product liability claims (including the diet drug litigation), environmental cleanup and other potential future costs;

•	Various aspects of the diet drug litigation;

•	Calculations of projected benefit obligations under pension plans, expected contributions to pension plans and expected returns on pension plan assets;

•	Assumptions used in calculations of deferred tax assets;

•	Future charges related to implementing our productivity initiatives;

•	Anticipated amounts of future contractual obligations and other commitments, including future minimum rental payments under non-cancelable operating leases and estimated future pension and other postretirement benefit payments;

•	The financial statement impact of changes in generally accepted accounting principles;

•	Plans to vigorously defend various lawsuits;

•	Our and our collaborators’ ability to protect our intellectual property, including patents;

•	Minimum terms for patent protection with respect to various products;

•	Future impact of manufacturing documentation issues at certain European manufacturing sites;

•	Impact of legislation or regulation affecting product approval, pricing, reimbursement or patient access, both in the United States and internationally;

•	Impact of managed care or health care cost-containment;

117
Wyeth

•	Impact of competitive products, including generics; and

•	Impact of economic conditions, including interest rate and exchange rate fluctuation.

Each forward-looking statement contained in this report is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. We refer you to “Item 1A. RISK FACTORS” of the 2005 Annual Report on Form 10-K, which we incorporate herein by reference, for identification of important factors with respect to these risks and uncertainties, which, as described in more detail under Item 1A, include government cost-containment initiatives; restrictions on third-party payments for our products; substantial competition in our industry; data generated on our products; the percentage of our net revenue derived from our principal products; the highly regulated nature of several aspects of our business; product liability, intellectual property, and other litigation risks; uncertainty regarding our intellectual property rights and those of others; uncertainty and expense associated with developing and commercializing our products; difficulties associated with manufacturing our products; risks associated with our strategic relationships; and risks and uncertainties associated with global operations and sales. The forward-looking statements in this report are qualified by these risk factors.

We caution investors not to place considerable reliance on the forward-looking statements contained in this report. Each statement speaks only as of the date of this report (or any earlier date indicated in the statement), and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise. From time to time, we also may provide oral or written forward-looking statements in other materials. You should consider this cautionary statement, including the risk factors identified under “Item 1A. RISK FACTORS” of the 2005 Annual Report on Form 10-K which are incorporated herein by reference, when evaluating those statements as well. Our business is subject to substantial risks and uncertainties, including those identified in this report. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

118
Wyeth