Form 10-K, Exhibit 13
period 2008-12-31
WYETH
filed 2009-02-27
CIK 5187

Exhibit 13

2008 Financial Report

Ten-Year Selected Financial Data	2

Consolidated Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Changes in Stockholders’ Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8 – 64

Report of Independent Registered Public Accounting Firm	65 – 66

Management Reports to Wyeth Stockholders	67 – 68

Quarterly Financial Data (Unaudited)	69

Market Prices of Common Stock and Dividends	69

Performance Graph (Unaudited)	70

Management’s Discussion and Analysis of Financial Condition and Results of Operations	71 – 106

1
Wyeth

Ten-Year Selected Financial Data

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Summary of Net Revenue and Earnings
Net revenue(1)	$22,833,908	$22,399,798	$20,350,655	$18,755,790	$17,358,028	$15,850,632	$14,584,035	$13,983,745	$13,081,334	$11,695,061
Income (loss) from continuing operations(1)(2)(3)	4,417,833	4,615,960	4,196,706	3,656,298	1,233,997	2,051,192	4,447,205	2,285,294	(901,040)	(1,207,243)
Diluted earnings (loss) per share from continuing operations(1)(2)(3)	3.27	3.38	3.08	2.70	0.91	1.54	3.33	1.72	(0.69)	(0.92)
Dividends per common share	1.14	1.06	1.01	0.94	0.92	0.92	0.92	0.92	0.92	0.91

Year-End Financial Position
Current assets(1)(3)	$23,481,340	$22,983,598	$17,514,241	$18,044,841	$14,438,029	$14,962,242	$11,605,699	$9,766,753	$10,180,811	$12,384,778
Current liabilities(1)	6,850,423	7,324,279	7,221,848	9,947,961	8,535,542	8,429,510	5,485,506	7,257,181	9,742,059	6,480,383
Total assets(1)(3)	44,031,724	42,717,282	36,478,715	35,841,126	33,629,704	31,031,922	26,042,592	22,967,922	21,092,466	23,123,756
Long-term debt (1)	10,826,013	11,492,881	9,096,743	9,231,479	7,792,311	8,076,429	7,546,041	7,357,277	2,394,790	3,606,423
Average stockholders’ equity	18,692,189	16,431,645	13,323,562	10,921,136	9,571,142	8,725,147	6,114,243	3,445,333	4,516,420	7,914,772

Outstanding Shares
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)	1,357,466	1,374,342	1,374,053	1,363,417	1,354,489	1,336,430	1,334,127	1,330,809	1,306,474	1,308,876

Employment Data(1)
Number of employees at year end	47,426	50,527	50,060	49,732	51,401	52,385	52,762	52,289	48,036	46,815
Wages and salaries	$3,893,662	$3,765,604	$3,488,510	$3,434,476	$3,280,328	$3,003,555	$2,792,379	$2,536,220	$2,264,258	$2,032,431
Benefits (including Social Security taxes)	1,106,888	1,148,646	1,042,749	1,022,538	958,317	933,448	842,177	691,018	602,816	593,222

2
Wyeth

(1)	As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the year 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for discussion of productivity initiatives and other significant items for the years ended December 31, 2008, 2007 and 2006.

(3)	Pre-tax charges of $4,500,000, $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2004, 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin are included in Income (loss) from continuing operations.

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

3
Wyeth

Consolidated Balance Sheets

(In thousands except share and per share amounts)

December 31,	2008	2007
Assets
Cash and cash equivalents	$10,015,877	$10,453,879
Marketable securities	4,529,395	2,993,839
Accounts receivable less allowances (2008 — $187,593 and 2007 — $160,835)	3,646,439	3,528,009
Inventories	2,996,428	3,035,358
Other current assets including deferred taxes	2,293,201	2,972,513
Total Current Assets	23,481,340	22,983,598
Property, plant and equipment:
Land	173,739	182,250
Buildings	8,502,055	7,921,068
Machinery and equipment	6,798,449	6,170,239
Construction in progress	1,403,237	1,947,624
	16,877,480	16,221,181
Less accumulated depreciation	5,679,269	5,149,023
	11,198,211	11,072,158
Goodwill	4,261,737	4,135,002
Other intangibles, net of accumulated amortization (2008 — $372,872 and 2007 — $298,383)	421,686	383,558
Other assets including deferred taxes	4,668,750	4,142,966
Total Assets	$44,031,724	$42,717,282
Liabilities
Loans payable	$913,245	$311,586
Trade accounts payable	1,254,369	1,268,600
Accrued expenses	4,426,444	5,333,528
Accrued taxes	256,365	410,565
Total Current Liabilities	6,850,423	7,324,279
Long-term debt	10,826,013	11,492,881
Pension liabilities	1,601,289	501,840
Accrued postretirement benefit obligations other than pensions	1,777,315	1,676,126
Other noncurrent liabilities	3,802,842	3,511,621
Total Liabilities	24,857,882	24,506,747
Contingencies and commitments (Note 15)

Stockholders’ Equity
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	22	23
Common stock, par value $0.33 1/3 per share; 2,400,000,000 shares authorized (1,331,553,581 and 1,337,786,109 issued and outstanding, net of 91,115,031 and 84,864,647 treasury shares at par, for 2008 and 2007, respectively)	443,851	445,929
Additional paid-in capital	7,483,549	7,125,544
Retained earnings	12,868,799	10,417,606
Accumulated other comprehensive income (loss)	(1,622,379)	221,433
Total Stockholders’ Equity	19,173,842	18,210,535
Total Liabilities and Stockholders’ Equity	$44,031,724	$42,717,282

The accompanying notes are an integral part of these consolidated financial statements.

4
Wyeth

Consolidated Statements of Operations

(In thousands except per share amounts)

Year Ended December 31,	2008	2007	2006
Net Revenue	$22,833,908	$22,399,798	$20,350,655
Cost of goods sold	6,247,767	6,313,687	5,587,851
Selling, general and administrative expenses	6,838,359	6,753,698	6,501,976
Research and development expenses	3,373,213	3,256,785	3,109,060
Interest (income) expense, net	24,942	(90,511)	(6,646)
Other (income) expense, net	11,540	(290,543)	(271,490)
Income before income taxes	6,338,087	6,456,682	5,429,904
Provision for income taxes	1,920,254	1,840,722	1,233,198
Net Income	$4,417,833	$4,615,960	$4,196,706
Basic Earnings per Share	$3.31	$3.44	$3.12
Diluted Earnings per Share	$3.27	$3.38	$3.08

The accompanying notes are an integral part of these consolidated financial statements.

5
Wyeth

Consolidated Statements of Changes in Stockholders’ Equity

(In thousands except per share amounts)

	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at January 1, 2006	$37	$447,783	$5,097,228	$6,514,046	$(64,725)	$11,994,369
Net income				4,196,706		4,196,706
Currency translation adjustments					565,745	565,745
Unrealized losses on derivative contracts, net					(6,060)	(6,060)
Unrealized gains on marketable securities, net					4,157	4,157
Minimum pension liability adjustments, net					(41,234)	(41,234)
Comprehensive income, net of tax						4,719,314
Adoption of FASB Statement No. 158, net					(1,130,549)	(1,130,549)
Cash dividends declared:
Preferred stock (per share: $2.00)				(26)		(26)
Common stock (per share: $1.01)				(1,358,743)		(1,358,743)
Common stock acquired for treasury		(4,477)	(42,818)	(617,284)		(664,579)
Common stock issued for stock options		4,372	490,648			495,020
Stock-based compensation expense			393,330			393,330
Issuance of restricted stock awards		688	85,490			86,178
Transfer of restricted stock award accruals to equity			63,171			63,171
Tax benefit from exercises of stock options			55,263			55,263
Other exchanges	(9)	51	(35)			7
Balance at December 31, 2006	$28	$448,417	$6,142,277	$8,734,699	$(672,666)	$14,652,755
Net income				4,615,960		4,615,960
Currency translation adjustments					771,971	771,971
Unrealized losses on derivative contracts, net					(18,340)	(18,340)
Unrealized losses on marketable securities, net					(47,602)	(47,602)
Pension and postretirement benefit plans					188,070	188,070
Comprehensive income, net of tax						5,510,059
FASB Statement No. 158 measurement date transition				(3,471)		(3,471)
Adoption of FIN 48				(295,370)		(295,370)
Cash dividends declared:
Preferred stock (per share: $2.00)				(20)		(20)
Common stock (per share: $1.06)				(1,423,474)		(1,423,474)
Common stock acquired for treasury		(8,794)	(97,222)	(1,210,718)		(1,316,734)
Common stock issued for stock options		5,554	683,049			688,603
Stock-based compensation expense			367,529			367,529
Issuance of restricted stock awards		727	1,541			2,268
Tax benefit from exercises of stock options			28,386			28,386
Other exchanges	(5)	25	(16)			4
Balance at December 31, 2007	$23	$445,929	$7,125,544	$10,417,606	$221,433	$18,210,535
Net income				4,417,833		4,417,833
Currency translation adjustments					(837,558)	(837,558)
Unrealized gains on derivative contracts, net					174,653	174,653
Unrealized losses on marketable securities, net					(64,883)	(64,883)
Pension and postretirement benefit plans					(1,116,024)	(1,116,024)
Comprehensive income, net of tax						2,574,021
Cash dividends declared:
Preferred stock (per share: $2.00)				(18)		(18)
Common stock (per share: $1.14)				(1,520,275)		(1,520,275)
Common stock acquired for treasury		(3,995)	(48,433)	(446,347)		(498,775)
Common stock issued for stock options		793	96,484			97,277
Stock-based compensation expense			314,342			314,342
Issuance of restricted stock awards		1,118	1,268			2,386
Tax benefit (reduction) from exercises/cancellations of stock options			(5,651)			(5,651)
Other exchanges	(1)	6	(5)			—
Balance at December 31, 2008	$22	$443,851	$7,483,549	$12,868,799	$(1,622,379)	$19,173,842

The accompanying notes are an integral part of these consolidated financial statements.

6
Wyeth

Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	2008	2007	2006
Operating Activities
Net income	$4,417,833	$4,615,960	$4,196,706
Adjustments to reconcile net income to net cash provided by operating activities:
Diet drug litigation payments	(997,946)	(481,581)	(2,972,700)
Seventh Amendment security fund disbursement	590,462	—	400,000
Net gains on sales and dispositions of assets	(166,351)	(59,851)	(28,545)
Write-down of investment securities, net	187,948	14,299	37,859
Depreciation	928,565	842,725	761,690
Amortization	79,009	75,954	41,350
Stock-based compensation	314,342	367,529	393,330
Change in other assets (including deferred income taxes)	34,170	789,455	592,165
Pension provision	346,412	338,779	354,531
Pension contributions	(924,111)	(330,749)	(271,909)
Changes in working capital, net:
Accounts receivable	(336,911)	(1,624)	(238,764)
Inventories	(230,121)	(337,173)	(7,910)
Other current assets	692,030	(181,456)	(39,037)
Trade accounts payable and accrued expenses	141,335	169,514	70,868
Accrued taxes	(131,424)	60,379	(7,536)
Other items, net	327,763	(6,481)	(27,721)
Net Cash Provided by Operating Activities	5,273,005	5,875,679	3,254,377
Investing Activities
Purchases of intangibles and property, plant and equipment	(1,408,999)	(1,390,668)	(1,289,784)
Purchase of a business	(300,000)	—	—
Proceeds from sales of assets	202,428	121,716	69,235
Purchase of additional equity interest in affiliate	—	(221,655)	(102,187)
Purchases of marketable securities	(3,526,203)	(2,534,216)	(2,239,022)
Proceeds from sales and maturities of marketable securities	1,769,037	1,422,488	915,339
Net Cash Used for Investing Activities	(3,263,737)	(2,602,335)	(2,646,419)
Financing Activities
Proceeds from issuance of long-term debt	—	2,500,000	—
Repayments and repurchases of debt	(421,258)	(120,806)	(12,100)
Other borrowing transactions, net	(6,790)	(5,717)	47,334
Dividends paid	(1,520,293)	(1,423,494)	(1,358,769)
Purchases of common stock for Treasury	(498,775)	(1,316,734)	(664,579)
Exercises of stock options	98,074	716,896	515,853
Net Cash Provided by/(Used for) Financing Activities	(2,349,042)	350,145	(1,472,261)
Effect of exchange rate changes on cash and cash equivalents	(98,228)	52,079	26,723
Increase (Decrease) in Cash and Cash Equivalents	(438,002)	3,675,568	(837,580)
Cash and Cash Equivalents, Beginning of Year	10,453,879	6,778,311	7,615,891
Cash and Cash Equivalents, End of Year	$10,015,877	$10,453,879	$6,778,311

The accompanying notes are an integral part of these consolidated financial statements.

7
Wyeth

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). All per share amounts, unless otherwise noted in the footnotes and quarterly financial data, are presented on a diluted basis; that is, based on the weighted average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options, stock awards and contingently convertible debt).

Use of Estimates: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management. Actual results may differ from those estimates.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health). Pharmaceuticals includes branded human ethical pharmaceuticals, biotechnology products, vaccines and nutritional products. Pharmaceuticals products include neuroscience therapies, musculoskeletal therapies, vaccines, nutritional products, anti-infectives, women’s health care products, hemophilia treatments, gastroenterology drugs, immunological products and oncology therapies. Consumer Healthcare products include pain management therapies, including analgesics and heat wraps, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal care and personal care items sold over-the-counter (OTC). Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, governments, physicians, retailers and other health care institutions located in various markets in 145 countries throughout the world.

On January 26, 2009, the Company announced that it had entered into a merger agreement with Pfizer Inc. (Pfizer) and a wholly owned subsidiary of Pfizer, pursuant to which the Pfizer subsidiary will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Pfizer. Under the terms of the merger agreement, each outstanding share of the Company’s common stock, other than shares of restricted stock (for which holders will be entitled to receive cash consideration pursuant to separate terms of the merger agreement) and shares of common stock held directly or indirectly by the Company or Pfizer (which will be canceled as a result of the proposed merger), and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $33.00 in cash, without interest, and 0.985 shares of common stock of Pfizer. The proposed merger has been approved by the Board of Directors of both companies and remains subject to approval by the Company’s stockholders, as well as certain additional conditions and approvals of various regulatory authorities. There are no assurances that the proposed merger with Pfizer will be consummated on the expected timetable (during the second half of 2009) or at all. See Note 17 for further information on this merger agreement.

Wholesale distributors and large retail establishments account for a large portion of the Company’s Net revenue and trade receivables, especially in the United States. The Company’s top three wholesale distributors accounted for approximately 29%, 32% and 31% of the Company’s Net revenue in 2008, 2007 and 2006, respectively. The Company’s largest wholesale distributor accounted for approximately 11%, 13% and 14% of net revenue in 2008, 2007 and 2006, respectively. The Company continuously monitors the creditworthiness of its customers.

The Company has three products that accounted for more than 10% of its net revenue during one or more of the past three years: Effexor, which comprised approximately 17%, 17% and 18% of the

8
Wyeth

Company’s Net revenue in 2008, 2007 and 2006, respectively; Enbrel, including the alliance revenue recognized from a co-promotion arrangement with Amgen, which comprised approximately 17%, 14% and 12% of the Company’s Net revenue in 2008, 2007 and 2006, respectively; and Prevnar, which comprised approximately 12% and 11% of the Company’s Net revenue in 2008 and 2007, respectively.

Cash Equivalents consist primarily of U.S. Treasury and agency securities, U.S. government money market funds, commercial paper, fixed-term deposits and other short-term, highly liquid securities with maturities of three months or less when purchased and are carried at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company invests in marketable debt and equity securities, which are classified as available-for-sale. Available-for-sale securities are marked-to-market based on the fair values of the securities determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157), with the unrealized gains and losses, net of tax, reported as a component of Accumulated other comprehensive income (loss). Impairment losses are charged to income for other-than-temporary declines in fair value. Realized gains and losses on sales of available-for-sale securities are computed based upon amortized cost adjusted for any other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the available-for-sale security. Dividend and interest income is recognized when earned. As of December 31, 2008, the Company owns no investments that are considered to be held-to-maturity or trading securities.

Inventories are valued at the lower of cost or market primarily under the first-in, first-out method.

Inventories at December 31 consisted of:

(In thousands)	2008	2007
Finished goods	$995,810	$989,357
Work in progress	1,540,456	1,584,547
Materials and supplies	460,162	461,454
Total	$2,996,428	$3,035,358

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10 - 50 years
Machinery and equipment	3 - 20 years

The construction of pharmaceutical manufacturing facilities typically includes costs incurred for the validation of specialized equipment, machinery and computer systems to ensure that the assets are ready for their intended use. These costs are primarily recorded in Construction in progress and subsequently reclassified to the appropriate Property, plant and equipment category when the related assets have reached a state of readiness. Depreciation of such validation costs begins at the same time that depreciation begins for the related facility, equipment and machinery, which is when the assets are deemed ready for their intended purpose.

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

9
Wyeth

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. Goodwill and other intangibles are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 6 for further detail relating to the Company’s goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (SFAS No. 138), and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149).

On the date that the Company enters into a derivative contract, it designates the derivative as a:

(1) Fair Value Hedge. For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. The Company’s interest rate swaps qualify as fair value hedges and have been recorded in Other assets including deferred taxes or Accrued expenses with the corresponding offset recorded to the respective underlying Notes in Loans payable/Long-term debt; or

(2) Foreign Currency Cash Flow Hedge. For derivative contracts that are designated and qualify as foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of Accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item.

The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The cash flows from each of the Company’s derivative contracts are reflected as operating activities in the consolidated statements of cash flows. The Company does not hold any derivative instruments for trading purposes. See Note 10 for a further description of the Company’s specific programs to manage risk using derivative financial instruments.

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

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company’s arrangement with Amgen to co-promote Enbrel (in the United States and Canada) is recorded as alliance revenue, which is included in Net revenue. Alliance revenue, which is

10
Wyeth

primarily Enbrel, is based upon a percentage of the co-promotion partners’ gross margin. Such alliance revenue is earned when the co-promoting company ships the product and title and risk of loss pass to a third party. There is no cost of goods sold associated with alliance revenue, and the selling and marketing expenses related to alliance revenue are included in Selling, general and administrative expenses. Enbrel alliance revenue totaled $1,204.7 million, $999.8 million and $919.0 million for 2008, 2007 and 2006, respectively.

In 2006, the Company began participating in the U.S. Pediatric Vaccine Stockpile program. As a result, the Company began recognizing revenue from the sale of its Prevnar vaccine to the U.S. government in accordance with Securities and Exchange Commission Interpretation, “Commission Guidance Regarding Accounting for Sales of Vaccines and BioTerror Countermeasures to the Federal Government for Placement into the Pediatric Vaccine Stockpile or the Strategic National Stockpile.” Net revenue recorded by the Company under the Pediatric Vaccine Stockpile program for 2008, 2007 and 2006 was $32.8 million, $44.9 million and $14.2 million, respectively.

Sales Deductions: The Company deducts certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. In most cases, these deductions are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons or consumer discounts. These costs are recognized at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Chargebacks/rebates are the Company’s most significant deduction from gross sales and relate primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, the Company considers both to be a form of price reduction. Chargeback/rebate accruals included in Accrued expenses at December 31, 2008 and 2007 were $657.1 million and $738.0 million, respectively.

Advertising Costs are expensed as incurred and are included in Selling, general and administrative expenses. Advertising expenses worldwide, which are composed primarily of television, radio and print media, were $721.4 million, $782.4 million and $729.6 million in 2008, 2007 and 2006, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in Selling, general and administrative expenses. The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs incurred by the Company were $265.4 million, $260.4 million and $241.6 million in 2008, 2007 and 2006, respectively.

Stock-Based Compensation Costs are recorded in compliance with SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R). This statement requires all share-based payments, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. See Note 13 for further discussion.

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

11
Wyeth

Earnings per Share: The following table sets forth the computations of basic earnings per share and diluted earnings per share:

(In thousands except per share amounts) Year Ended December 31,	2008	2007	2006
Numerator:
Net income less preferred dividends	$4,417,815	$4,615,940	$4,196,680
Denominator:
Weighted average common shares outstanding	1,333,033	1,342,552	1,345,386
Basic earnings per share	$3.31	$3.44	$3.12
Numerator:
Net income	$4,417,833	$4,615,960	$4,196,706
Interest expense, net of tax, on contingently convertible debt	24,678	33,948	30,009
Net income, as adjusted	$4,442,511	$4,649,908	$4,226,715
Denominator:
Weighted average common shares outstanding	1,333,033	1,342,552	1,345,386
Common stock equivalents of outstanding stock options, deferred contingent common stock awards, performance share awards, service-vested restricted stock awards and convertible preferred stock(1)	7,718	14,889	11,777
Common stock equivalents of assumed conversion of contingently convertible debt	16,715	16,901	16,890
Total shares (1)	1,357,466	1,374,342	1,374,053
Diluted earnings per share(1)	$3.27	$3.38	$3.08

(1)	At December 31, 2008, 2007 and 2006, 139,825, 95,138 and 77,298 shares of common stock, respectively, related to options outstanding under the Company’s Stock Incentive Plans were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.

Recently Issued Accounting Standards: In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations” (SFAS No. 141R). SFAS No. 141R changes the accounting and financial reporting for business combinations consummated after January 1, 2009. The Company will comply with SFAS No. 141R requirements beginning with its first quarter 2009 reporting.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. SFAS No. 160 became effective for Wyeth on January 1, 2009. Adoption of SFAS No. 160 will not have a material effect on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB ratified Emerging Issues Task Force (EITF) 07-1, “Accounting for Collaborative Arrangements” (EITF 07-1). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes procedures for reporting revenue and costs generated from transactions with third parties, as well as between the parties within the collaborative arrangement, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 became effective for the Company on January 1, 2009. The adoption of EITF 07-1 will not have a material effect on the Company’s consolidated financial position or results of operations, and the Company will comply with disclosure requirements beginning with its first quarter 2009 reporting.

12
Wyeth

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 expands the disclosure requirements of SFAS No. 133 to include how and why an entity uses derivative instruments, the accounting treatment for derivative instruments and hedging activity under SFAS No. 133 and related guidance, and how derivative instruments and hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 became effective for the Company on January 1, 2009, and the Company will comply with the additional disclosure requirements beginning with its first quarter 2009 reporting.

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS Statement No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 became effective for the Company on January 1, 2009. The adoption of FSP 142-3 will not have a material effect on the Company’s consolidated financial position or results of operations.

In May 2008, the FASB issued FSP Accounting Principles Board Opinion (APB) 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 became effective for the Company on January 1, 2009. The adoption of FSP APB 14-1 will not have a material effect on the Company’s consolidated financial position or results of operations.

In December 2008, the FASB issued FSP 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP 132R-1). FSP 132R-1 specifies that disclosures about plan assets in a defined benefit pension or other postretirement plan are to provide users of the financial statements with an understanding of the significant details of the plan, including the major categories of plan assets, an explanation of how investment decisions are made, the inputs and valuation techniques used to measure the fair value of plan assets and any significant concentrations of risk within plan assets. FSP 132R-1 will be effective for the Company on December 31, 2009 and the Company will comply with the additional disclosure requirements beginning with its 2009 year end reporting.

Reclassifications: Certain reclassifications have been made to the December 31, 2007 and 2006 consolidated financial statements and accompanying notes to conform to the December 31, 2008 presentation.

2. Other Transactions

Acquisitions

In September 2008, the Company’s Consumer Healthcare division completed the acquisition of ThermaCare, a leading OTC heat wrap. The transaction was accounted for under the purchase method in accordance with SFAS No. 141, “Business Combinations,” and the purchase price was allocated to tangible assets, patents, intangible assets and goodwill.

13
Wyeth

Co-development and Co-commercialization Agreements

During 2008, 2007 and 2006, the Company entered into collaboration and licensing agreements with various companies, of which the amounts incurred were neither individually, nor in the aggregate, significant.

Equity Purchase Agreement

In April 2007, the Company completed the acquisition of the remaining 20% of an affiliated entity in Japan, formerly held by Takeda Pharmaceutical Company Limited, bringing the Company’s ownership to 100%. The purchase price for the remaining 20% was $221.7 million. In April 2006, the Company increased its ownership of the affiliated entity from 70% to 80% for a purchase price of $102.2 million. The purchase price of each buyout was based on a multiple of the entity’s net sales in each of the buyout years.

Net Gains on Sales and Dispositions of Assets

For the years ended December 31, 2008, 2007 and 2006, net pre-tax gains on sales and dispositions of assets totaled $166.4 million, $59.9 million and $28.5 million, respectively, and were included in Other (income) expense, net. For the year ended December 31, 2008, the net pre-tax gain on sales and dispositions of assets consisted primarily of a gain of $104.7 million on the sale of a manufacturing facility in Japan and a $71.1 million gain on the sales of various product rights. For the years ended December 31, 2007 and 2006, the net pre-tax gains on sales and dispositions of assets consisted primarily of gains on the sales of various product rights of $79.4 million and $44.1 million, respectively.

The net assets, sales and profits related to these divested assets, individually or in the aggregate, were not material to any business segment or to the Company’s consolidated financial statements.

3. Productivity Initiatives

In 2008, the Company continued its productivity initiatives by launching Project Impact, a company-wide program designed to initially address short-term fiscal challenges, particularly the significant loss of sales and profits resulting from the launch of generic versions of Protonix. Longer term, Project Impact will include strategic actions designed to fundamentally change how the Company conducts business as it adapts to the continuously changing business climate. Prior to 2008, the Company had other global productivity initiatives in place.

The Company recorded the following net charges related to its productivity initiatives for the years ended December 31:

(In thousands except per share amounts)	2008	2007	2006
Personnel costs	$397,023	$30,395	$93,543
Accelerated depreciation and plant write-downs	92,745	197,780	87,739
Other closure/exit costs (1)	81,897	45,225	37,298
Total productivity initiatives charges (2)	571,665	273,400	218,580
Gain on asset sale(3)	(104,655)	—	—
Net productivity initiatives charges	467,010	273,400	218,580
Net productivity initiatives charges, after-tax	$348,930	$194,400	$154,438
Decrease in diluted earnings per share	$0.26	$0.14	$0.11

14
Wyeth

(1)	Includes consulting fees incurred in connection with developing the productivity initiatives of approximately $34.4 million, $10.1 million and $3.3 million for 2008, 2007 and 2006, respectively.
(2)	2008 charges were primarily severance and other employee-related costs resulting from an approximate 7% reduction in workforce during the year. 2007 charges primarily related to manufacturing site network consolidation initiatives. 2006 charges included costs related to the change in the Company’s primary care selling model and efficiency improvements to the Company’s global support functions.
(3)	Represents the net gain on the sale of a manufacturing facility in Japan.

The net productivity initiatives charges were recorded as follows:

(In thousands)	2008	2007	2006
Cost of goods sold	$242,445	$244,354	$129,200
Selling, general and administrative expenses	296,091	28,778	78,033
Research and development expenses	33,129	268	11,347
Total productivity initiatives charges	571,665	273,400	218,580
Other income, net	(104,655)	—	—
Net productivity initiatives charges	$467,010	$273,400	$218,580

Net productivity initiatives charges are recorded in the Corporate segment. The following table sets forth net productivity initiatives charges as they relate to the Company’s reportable segments:

(In thousands) Segment	2008	2007	2006
Pharmaceuticals	$516,701	$259,505	$197,951
Consumer Healthcare	36,708	9,735	11,494
Animal Health	6,703	4,160	9,135
Corporate	11,553	—	—
Total productivity initiatives charges	571,665	273,400	218,580
Gain on asset sale - Pharmaceuticals	(104,655)	—	—
Net productivity initiatives charges	$467,010	$273,400	$218,580

The following table summarizes the net productivity initiatives charges, payments made and the reserve balance at December 31, 2008:

	Changes in Reserve Balance
(In thousands) Productivity Initiatives	Reserve at December 31, 2007	Total Net Charges 2008	Net Payments/ Non-cash Charges	Reserve at December 31, 2008
Personnel costs	$154,564	$397,023	$(191,884)	$359,703
Accelerated depreciation and plant write-downs	—	92,745	(92,745)	—
Other closure/exit costs	116,030	81,897	(191,740)	6,187
Gain on asset sales	—	(104,655)	104,655	—
Total	$270,594	$467,010	$(371,714)	$365,890

At December 31, 2008, the reserve balance for personnel costs related primarily to committed employee severance obligations and other employee-related costs associated with the Company’s productivity initiatives. These amounts are expected to be paid over the next 24 months. It is expected that additional costs will be incurred under the Company’s productivity initiatives over the next several years.

15
Wyeth

4. Marketable Securities

The carrying cost, gross unrealized gains (losses) and fair value of available-for-sale securities by major security type at December 31, 2008 and 2007 were as follows:

(In thousands) At December 31, 2008	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available-for-sale:
Commercial paper	$223,238	$595	$—	$223,833
Certificates of deposit	167,772	358	(218)	167,912
U.S. Treasury and agency securities	1,909,176	9,250	(11)	1,918,415
Corporate debt securities	1,727,869	985	(77,473)	1,651,381
Asset-backed securities	206,392	—	(22,934)	183,458
Mortgage-backed securities	400,042	3,368	(36,089)	367,321
Equity securities	15,043	4,315	(2,283)	17,075
Total marketable securities	$4,649,532	$18,871	$(139,008)	$4,529,395

(In thousands) At December 31, 2007	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available-for-sale:
Commercial paper	$191,648	$13	$(17)	$191,644
Certificates of deposit	123,470	118	(126)	123,462
U.S. Treasury and agency securities	270,419	2,523	(28)	272,914
Corporate debt securities	1,464,012	8,813	(27,611)	1,445,214
Asset-backed securities	445,150	494	(21,764)	423,880
Mortgage-backed securities	515,714	1,620	(10,106)	507,228
Equity securities	24,782	7,798	(3,083)	29,497
Total marketable securities	$3,035,195	$21,379	$(62,735)	$2,993,839

The following table summarizes the Company’s marketable securities that have been in an unrealized loss position for less than 12 months and those that have been in an unrealized loss position for 12 months or more:

	Less than 12 Months		12 Months or More		Total

(In thousands) At December 31, 2008	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale:
Certificates of deposit	$25,651	$(166)	$9,047	$(52)	$34,698	$(218)
U.S. Treasury and agency securities	8,309	(11)	—	—	8,309	(11)
Corporate debt securities	607,342	(18,593)	825,598	(58,880)	1,432,940	(77,473)
Asset-backed securities	33,213	(3,390)	115,685	(19,544)	148,898	(22,934)
Mortgage-backed securities	100,263	(29,244)	66,335	(6,845)	166,598	(36,089)
Equity securities	3,376	(2,212)	28	(71)	3,404	(2,283)
Total marketable securities	$778,154	$(53,616)	$1,016,693	$(85,392)	$1,794,847	$(139,008)

The marketable securities that have been in an unrealized loss position for 12 months or more as of December 31, 2008, had an unrealized loss of less than $25.0 million as of December 31, 2007. The

16
Wyeth

Company’s investments that had been in a continuous unrealized loss position for 12 months or longer as of December 31, 2007 were not significant. The Company has determined that the marketable securities that have been in an unrealized loss position for 12 months or more are not other than temporarily impaired because the Company has the ability and intent to hold these marketable securities until a recovery of fair value, which may be maturity, and these marketable securities continue to meet interest and principal payment obligations.

The Company’s net realized losses on its investments for the years ending December 31, 2008 and 2007 were $187.9 million and $14.3 million, respectively. Included in realized net losses on marketable securities for 2008 were write-downs of approximately $68.7 million related to Lehman Brothers and Washington Mutual bonds.

The contractual maturities of debt securities classified as available-for-sale at December 31, 2008 were as follows:

(In thousands)	Cost	Fair Value
Available-for-sale:
Due within one year	$3,095,546	$3,089,288
Due one year through five years	1,032,379	962,569
Due five years through 10 years	49,302	45,537
Due after 10 years	457,262	414,926
Total	$4,634,489	$4,512,320

The Company monitors its investments with counterparties with the objective of minimizing concentrations of credit risk. The Company’s investment policy places limits on the amount and time to maturity of investments with any individual institution. The policy also requires that investments are only made with highly rated corporate and financial institutions.

5. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-2, “Partial Deferral of the Effective Date of Statement 157,” which deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

The Company uses the following methods for determining fair value in accordance with SFAS No. 157. For assets and liabilities that are measured using quoted prices in active markets for the identical asset or liability, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs (Level 1). Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (Level 2). For all remaining assets and liabilities for which there are no significant observable inputs, fair value is derived using an assessment of various discount rates, default risk, credit quality and the overall capital market liquidity (Level 3).

17
Wyeth

The following table summarizes the basis used to measure certain assets and liabilities at fair value on a recurring basis in the consolidated balance sheet:

		Fair Value Measurements at December 31, 2008 Using
(In thousands) Description	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities available-for-sale	$4,529,395	$17,075	$4,485,360	$26,960
Option and forward contracts	177,105	—	177,105	—
Interest rate swaps	520,817	—	520,817	—
Other	138,104	—	138,104	—
Total assets	$5,365,421	$17,075	$5,321,386	$26,960
Liabilities:
Option and forward contracts	$13,645	—	$13,645	—
Other	8,042	—	8,042	—
Total liabilities	$21,687	—	$21,687	—

The following table presents the changes in fair value for assets that have no significant observable inputs (Level 3):

(In thousands)	Level 3 Marketable Securities Available-for-Sale
Balance at January 1, 2008	$119,747
Total losses (realized/unrealized):
Included in Other (income) expense, net	(7,804)
Included in other comprehensive income	(2,389)
Net purchases, sales, issuances and settlements	(32,176)
Net transfers out	(50,418)
Balance at December 31, 2008	$26,960

6. Goodwill and Other Intangibles

Goodwill is required to be tested at least annually for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step. Goodwill in each reporting unit is tested for impairment during the fourth quarter of each year. Reporting units are the Company’s operating business segments for which the Company has developed discounted cash flow models for impairment testing purposes. The Company determined there was no impairment of the recorded goodwill for the three years ended December 31, 2008, 2007 and 2006.

18
Wyeth

The Company’s Other intangibles, net of accumulated amortization was $421.7 million in 2008 and $383.6 million in 2007, the majority of which are licenses having finite lives that are being amortized over their estimated useful lives generally ranging from five to 10 years.

Total amortization expense for intangible assets was $79.0 million, $76.0 million and $41.4 million in 2008, 2007 and 2006, respectively. Annual amortization expense expected for the years 2009 through 2013 is as follows:

(In thousands)	Amortization Expense
2009	$78,600
2010	77,800
2011	77,500
2012	56,800
2013	49,500

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2008 and 2007 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Animal Health	Total
Balance at January 1, 2007	$2,807,705	$583,844	$534,189	$3,925,738
Addition	157,048	—	—	157,048
Currency translation adjustments	50,118	1,229	869	52,216
Balance at December 31, 2007	3,014,871	585,073	535,058	4,135,002
Addition	—	168,000	—	168,000
Currency translation adjustments	(40,192)	(407)	(666)	(41,265)
Balance at December 31, 2008	$2,974,679	$752,666	$534,392	$4,261,737

19
Wyeth

7. Debt and Financing Arrangements

The Company’s debt at December 31 consisted of:

(In thousands)	2008	2007
Notes payable:
4.125% Notes due 2008	$—	$300,000
6.700% Notes due 2011	1,500,000	1,500,000
5.250% Notes due 2013	1,500,000	1,500,000
5.500% Notes due 2014	1,750,000	1,750,000
5.500% Notes due 2016	1,000,000	1,000,000
5.450% Notes due 2017	500,000	500,000
7.250% Notes due 2023	250,000	250,000
6.450% Notes due 2024	500,000	500,000
6.500% Notes due 2034	750,000	750,000
6.000% Notes due 2036	500,000	500,000
5.950% Notes due 2037	2,000,000	2,000,000
Floating rate convertible debentures due 2024	898,742	1,020,000
Pollution control and industrial revenue bonds:
5.10%-5.80% due 2008-2018	47,150	57,150
Other debt:
0.25%-5.72% due 2008-2024	22,549	19,758
Fair value of debt attributable to interest rate swaps	520,817	157,559
Total debt	11,739,258	11,804,467
Less current portion	913,245	311,586
Long-term debt	$10,826,013	$11,492,881

The fair value of outstanding debt as of December 31, 2008 and 2007 was $11,872.8 million and $12,032.2 million, respectively. At December 31, 2008, the aggregate maturities of debt during the next five years and thereafter were as follows:

(In thousands)
2009	$913,245
2010	1,535
2011	1,642,443
2012	1,003
2013	1,625,002
Thereafter	7,556,030
Total debt	$11,739,258

Revolving Credit Facility

The Company maintains a $3 billion revolving credit facility with a group of banks and financial institutions that matures in August 2012. The credit facility agreement requires the Company to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60%. The proceeds from the credit facility may be used for the Company’s general corporate and working capital requirements and for support of the Company’s commercial paper, if any. At December 31, 2008 and 2007, there were no borrowings outstanding under the credit facility, nor did the Company have any commercial paper outstanding.

20
Wyeth

Notes and Debentures

On March 3, 2008, the Company repaid $300.0 million of 4.125% Notes that matured.

On March 27, 2007, the Company issued $2,500.0 million of Notes in a transaction registered with the Securities and Exchange Commission. These Notes consisted of two tranches, which pay interest semiannually on April 1 and October 1, as follows:

•	$2,000.0 million 5.95% Notes due 2037
•	$500.0 million 5.45% Notes due 2017

On December 16, 2003, the Company issued $1,020.0 million aggregate principal amount of Debentures due January 15, 2024. Interest on the Debentures accrues at the six-month London Interbank Offering Rate (LIBOR) minus 0.50%. At December 31, 2008 and 2007, the interest rate on the Debentures was 2.62% and 4.89%, respectively. The Debentures contain a number of conversion features that include substantive contingencies. The Debentures were initially convertible by the holders at an initial conversion rate of 16.559 shares of the Company’s common stock for each $1,000 principal amount of the Debentures, which was equal to an initial conversion price of $60.39 per share. The conversion rate is subject to adjustment as a result of certain corporate transactions and events, including the payment of increased common stock dividends. During the 2007 fourth quarter, the conversion rate was adjusted to 16.6429 shares of common stock for each $1,000 principal amount of the Debentures, which was equal to an adjusted conversion price of $60.09 per share, resulting in an increase of 85,578 shares of common stock reserved for the Debentures. During the 2008 fourth quarter, the conversion rate was adjusted further to 16.7356 shares of common stock for each $1,000 principal amount of the Debentures, which is equal to an adjusted conversion price of $59.75 per share, resulting in an increase of an additional 87,187 shares of common stock reserved for the Debentures. The holders may convert their Debentures, in whole or in part, into shares of the Company’s common stock under any of the following circumstances: (1) during any calendar quarter commencing after March 31, 2004 and prior to December 31, 2022 (and only during such calendar quarter) if the price of the Company’s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a 30-consecutive trading day period; (2) at any time after December 31, 2022 and prior to maturity if the price of the Company’s common stock is greater than or equal to 130% of the applicable conversion price on any day after December 31, 2022; (3) if the Company has called the Debentures for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company’s common stock would be converted into cash, property or securities; or (5) if the credit rating assigned to the Debentures by either Moody’s Investors Service (Moody’s) or Standard & Poor’s (S&P) is lower than Baa3 or BBB-, respectively, or if the Debentures no longer are rated by at least one of these agencies or their successors (the Credit Rating Clause).

Upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. The Company may redeem some or all of the Debentures at any time on or after July 20, 2009 at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest. Upon a call for redemption by the Company, the holder of each $1,000 Debenture may tender such Debentures for conversion. The holders have the right to require the Company to purchase their Debentures for cash at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest on July 15, 2009, January 15, 2014 and January 15, 2019 or upon a fundamental change as described in the Debentures. As of December 31, 2008, the Debentures have been recorded in Loans payable due to the fact that the holders have the right to require the Company to repurchase their Debentures on July 15, 2009.

21
Wyeth

In accordance with EITF No. 04-8, the Company has included an additional 16,715,313 shares outstanding related to the Debentures in its diluted earnings per share calculation for 2008 (see Note 1).

During the 2008 fourth quarter, the Company repurchased in the open market and retired $121.3 million of the $1,020.0 million aggregate principal amount of the Debentures, resulting in a decrease of 2,021,958 shares of common stock reserved for the Debentures.

The Credit Rating Clause described above has been determined to be an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 133, embedded derivatives are required to be recorded at their fair value. Based upon an external valuation, the Credit Rating Clause did not have a significant fair value at December 31, 2008 and 2007.

Interest Rate Swaps

The Company entered into the following interest rate swaps, whereby the Company effectively converted the fixed rate of interest on certain Notes to a floating rate, which is based on LIBOR. See Note 10 for further discussion of the interest rate swaps.

		Notional Amount (In thousands)
Hedged Notes Payable	Swap Rate	2008	2007
$1,750.0 million 5.500% due 2014	6-month LIBOR in arrears + 0.6110%	$750,000	$750,000
	6-month LIBOR in arrears + 0.6085%	650,000	650,000
	6-month LIBOR in arrears + 0.6085%	350,000	350,000

1,500.0 million 6.700% due 2011	3-month LIBOR + 1.0892%	750,000	750,000
	3-month LIBOR + 0.8267%	750,000	750,000

1,500.0 million 5.250% due 2013	6-month daily average LIBOR + 0.8210%	800,000	800,000
	6-month daily average LIBOR + 0.8210%	700,000	700,000

500.0 million 6.450% due 2024	6-month LIBOR in arrears + 1.0370%	250,000	250,000

300.0 million 4.125% due 2008	6-month daily average LIBOR + 0.6430%	—	150,000
	6-month daily average LIBOR + 0.6430%	—	150,000

Interest (Income) Expense, net

The components of Interest (income) expense, net are as follows:

(In thousands) Year Ended December 31,	2008	2007	2006
Interest expense	$561,790	$696,583	$570,247
Interest income	(467,348)	(707,494)	(505,493)
Less: Amount capitalized for capital projects	(69,500)	(79,600)	(71,400)
Interest (income) expense, net	$24,942	$(90,511)	$(6,646)

Interest payments in connection with the Company’s debt obligations for the years ended December 31, 2008, 2007 and 2006 amounted to $605.8 million, $642.5 million and $553.9 million, respectively.

22
Wyeth

8. Other Liabilities

Other noncurrent liabilities includes reserves for the Redux and Pondimin diet drug litigation (see Note 15) and reserves relating to income taxes, environmental matters, product liability and other litigation, employee benefit liabilities and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various federal, state and local laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company’s policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $253.2 million and $269.1 million at December 31, 2008 and 2007, respectively. See Note 15 for discussion of contingencies.

The Company has an Executive Incentive Plan (EIP) and Performance Incentive Award Program (PIA), which provide financial awards to employees based on the Company’s operating results and the individual employee’s performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA, with our most highly compensated executives receiving awards under the EIP. The accrual for EIP and PIA awards for 2008, 2007 and 2006 was $249.7 million, $253.8 million and $236.8 million, respectively, and is included within Accrued expenses.

9. Pensions and Other Postretirement Benefits

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

Total pension expense for both defined benefit and defined contribution plans for 2008, 2007 and 2006 was $346.4 million, $338.8 million and $354.5 million, respectively, of which pension expense for defined contribution plans for 2008, 2007 and 2006 totaled $104.1 million, $102.6 million and $98.8 million, respectively.

23
Wyeth

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits for certain retirees from most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and satisfying service requirements.

Pension Plan Assets

U.S. Pension Plan Assets

Pension plan assets to fund the Company’s qualified defined benefit plans’ obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company’s Investment Committee (a Board-appointed committee that replaced the Company’s Pension and Retirement Committees in April 2008).

The Company’s U.S. qualified defined benefit pension plans’ (the Plans) asset allocation, by broad asset class, was as follows as of December 31, 2008 and 2007, respectively:

	Target Asset Allocation Percentage as of December 31,		Percentage of Plan Assets as of December 31,
Asset Class	2008	2007	2008	2007
U.S. equity	35%	35%	26%	34%
Non-U.S. equity	25%	25%	18%	28%
U.S. and international fixed income and cash	30%	30%	45%	28%
Alternative investments	10%	10%	11%	10%

The Plans’ assets totaled $3,377.6 million and $4,213.3 million at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the Plans’ assets represented approximately 85% and 84% of total worldwide plan assets, respectively. Investment responsibility for these assets is assigned to outside investment managers under the supervision of the Company’s Investment Committee, and participants do not have the ability to direct the investment of these assets. Each of the Plans’ asset classes is broadly diversified by security, market capitalization (e.g., exposure to large cap and small cap), industrial sector and investment style (i.e., exposure to growth and value). Historically, the Company has attempted to maintain asset class exposure in line with prevailing target asset allocation percentages through monthly rebalancing toward those targets. The significant price declines experienced by global equity markets in 2008, combined with cash contributions totaling $500.0 million that were made by the Company in November and December 2008 that were not reallocated to the Plans’ equity asset classes as of December 31, 2008, were the primary causes of the deviations between the Plans’ actual allocation percentages and the target mix as of December 31, 2008. The Investment Committee continues to monitor the Plans’ allocation percentages in relation to the applicable asset mix targets and takes into account the economic and financial market environment in determining an appropriate rebalancing strategy.

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

24
Wyeth

U.S. and international fixed income assets are invested largely in securities categorized as investment grade using active investment strategies, and investment vehicles utilized include separately managed accounts and diversified funds. The Plans, however, do maintain modest exposure to below investment grade debt, specifically, high-yield U.S. fixed income and emerging market debt. The Plans’ separate fixed income account managers are prohibited from investing in debt securities issued by the Company. At December 31, 2008, the Plans held $400.7 million in mortgage-backed securities within its fixed income assets, the majority of which were U.S. agency securities. The Plans’ exposure to mortgage-backed securities did not result in a disproportionately negative impact on Plan asset performance in 2008. The alternative investments (e.g., hedge funds, real estate and private equity) are split equally between two outside investment managers. Investment vehicles utilized within these categories include both diversified funds and direct limited partnership investments.

The Plans’ assets are managed with the objectives of minimizing pension expense and cash contributions over the long term. With the assistance of an outside investment consultant, asset-liability studies are performed approximately every five years, and the Plans’ target asset allocation percentages are adjusted accordingly. The investment managers of each separately managed account are prohibited from investing in derivative securities, except for currency hedging activities, which are permitted within the Plans’ non-U.S. asset classes. With respect to the diversified funds in which the Plans invest, the investment guidelines permit derivative securities in the portfolio, but the use of leverage (e.g., margin borrowing) is prohibited. With respect to alternative investments, however, the use of leverage is permitted.

Investment performance is reviewed on a monthly basis in total, as well as by asset class and individual manager, relative to one or more appropriate benchmarks. On a quarterly basis, the investment consultant performs a detailed statistical analysis of both investment performance and portfolio holdings. Formal meetings are held with each investment manager at least once per year to review investment performance and to ascertain whether any changes in process or turnover in professional personnel have occurred at the management firm.

Non-U.S. Pension Plan Assets

At December 31, 2008 and 2007, the Company’s non-U.S. defined benefit pension plan assets totaled $602.8 million and $818.8 million, respectively, which represented approximately 15% and 16% of total worldwide plan assets at December 31, 2008 and 2007, respectively. The Company’s United Kingdom (U.K.) and Canadian plan assets in the aggregate totaled $380.7 million and $543.4 million at December 31, 2008 and 2007, respectively, and represented approximately 63% of the non-U.S. total plan assets at December 31, 2008 compared with approximately 66% of the non-U.S. total plan assets at December 31, 2007. At December 31, 2008, the non-U.S. defined benefit plans’ investments in mortgage-backed securities were not significant.

25
Wyeth

The following table presents the Company’s U.K. and Canadian pension plan asset allocation, by broad asset class, as of December 31, 2008 and 2007, respectively:

	Percentage of U.K. Plan Assets as of December 31,		Percentage of Canadian Plan Assets as of December 31,
Asset Class	2008	2007	2008	2007
U.K./Canadian equity	21%	43%	26%	32%
Non-U.K./Non-Canadian equity	30%	14%	29%	39%
U.K./Canadian fixed income and cash	49%	43%	45%	29%

U.K. defined benefit pension assets totaled $276.1 million and $392.4 million at December 31, 2008 and 2007, respectively, which represented approximately 7% and 8% of total worldwide plan assets at December 31, 2008 and 2007, respectively. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the U.K. plan’s asset classes is broadly diversified and invested primarily in index based funds.

Canadian defined benefit pension assets totaled $104.6 million and $151.0 million at December 31, 2008 and 2007, respectively, which represented approximately 3% of total worldwide plan assets at December 31, 2008 and 2007, respectively. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the Canadian plan’s asset classes is broadly diversified and actively managed.

Plan Obligations, Plan Assets, Funded Status and Periodic Cost

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158), as of December 31, 2006. As a result of adopting SFAS No. 158, a charge of $1,130.5 million was made to Accumulated other comprehensive income (loss) as of December 31, 2006.

The amounts in Accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during the 2009 fiscal year are as follows:

(In thousands)	Pension	Postretirement	Total
Prior service cost (credit)	$3,326	$(47,288)	$(43,962)
Net unrecognized actuarial loss	212,676	49,792	262,468
Transition obligation	443	—	443

26
Wyeth

The Company uses a December 31 measurement date for its defined benefit pension plans. The change in the benefit obligation for the Company’s defined benefit pension plans for 2008 and 2007 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits
Change in Benefit Obligation	2008	2007	2008	2007
Benefit obligation at January 1	$5,502,400	$5,446,675	$1,775,126	$1,697,511
Service cost	201,760	213,930	52,896	57,424
Interest cost	332,278	312,583	109,136	102,808
Amendments and other adjustments	243	83,226	(29,291)	(71,065)
Net actuarial loss (gain)	207,583	(241,678)	101,220	81,157
Special termination benefits	20,446	—	—	—
Benefits paid	(593,445)	(373,105)	(118,517)	(100,799)
Currency translation adjustment	(99,681)	60,769	(10,540)	8,090
Benefit obligation at December 31	$5,571,584	$5,502,400	$1,880,030	$1,775,126

The increase in the benefit obligation for pensions was due to an actuarial loss primarily resulting from the decrease in the discount rate as described in the “Plan Assumptions” section contained herein. Also contributing to the increase was additional termination benefits paid to individuals affected by the Company’s productivity initiatives. The higher costs were partially offset by increased benefit payments primarily resulting from planned headcount reductions due to the Company’s productivity initiatives. The prior year actuarial gain was primarily due to the increase in the discount rate.

The change in the benefit obligation for other postretirement benefit plans included an actuarial loss due to the decrease in the discount rate, as described in the “Plan Assumptions” section contained herein. The gains attributable to plan amendments and other adjustments reflect increases in prescription drug co-payments and medical out-of-pocket and plan deductibles by retirees.

The change in plan assets for the Company’s defined benefit pension plans for 2008 and 2007 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits
Change in Plan Assets	2008	2007	2008	2007
Fair value of plan assets at January 1	$5,032,094	$4,662,030	$—	$—
Actual return on plan assets	(1,169,585)	397,888	—	—
Adjustments	—	71,555	—	—
Company contributions	820,058	228,170	118,517	100,799
Benefits paid	(593,445)	(373,105)	(118,517)	(100,799)
Currency translation adjustment	(108,778)	45,556	—	—
Fair value of plan assets at December 31	$3,980,344	$5,032,094	$—	$—

The Company made contributions to the U.S. qualified defined benefit pension plans of $664.6 million and $171.5 million in 2008 and 2007, respectively. The contributions were made to fund a portion of the current pension expense for the U.S. qualified defined benefit pension plans, as well as to offset a portion of investment losses experienced in 2008. The current portion of the pension liability at December 31, 2008 and 2007 was approximately $25.1 million and $35.1 million, respectively.

There were no plan assets for the Company’s other postretirement benefit plans at December 31, 2008 and 2007, as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was approximately $102.7 million and $99.8 million at December 31, 2008 and 2007, respectively.

27
Wyeth

The Company expects to contribute approximately $440.0 million to its qualified defined benefit pension plans and make payments of approximately $103.0 million for its other postretirement benefits in 2009.

Amounts relating to our defined benefit pension and postretirement benefit plans, which are included in the consolidated balance sheet, are as follows:

(In thousands) Amounts Recognized in the Consolidated Balance Sheets	Pensions and Postretirement Benefits
	2008	2007
Other assets including deferred taxes	$35,168	$65,889
Pension liability	(1,626,408)	(536,964)
Postretirement benefit obligations	(1,880,030)	(1,775,126)
Accumulated other comprehensive income (loss)	(2,197,349)	(1,081,325)

Net periodic benefit cost for the Company’s defined benefit pension plans and other postretirement benefit plans for 2008, 2007 and 2006 was as follows:

(In thousands)	Pensions			Other Postretirement Benefits
Components of Net Periodic Benefit Cost	2008	2007	2006	2008	2007	2006
Service cost	$201,760	$213,930	$193,124	$52,896	$57,424	$49,070
Interest cost	332,278	312,583	282,764	109,136	102,808	95,074
Expected return on plan assets	(412,323)	(404,174)	(360,046)	—	—	—
Amortization of prior service cost (credit)	3,842	8,822	10,635	(46,288)	(41,970)	(38,997)
Amortization of transition obligation	465	706	455	—	—	—
Recognized net actuarial loss	70,601	104,411	129,540	46,349	53,034	52,689
Special termination benefits	20,446	—	—	—	—	—
Settlement (gain) loss	25,290	(83)	(745)	—	—	—
Net periodic benefit cost	$242,359	$236,195	$255,727	$162,093	$171,296	$157,836

Net periodic benefit cost for pensions increased slightly as a result of special termination benefits and settlement losses associated with the Company’s productivity initiatives, partially offset by lower actuarial losses for the year due to the increase in the discount rate.

Net periodic benefit cost for other postretirement benefits was lower in 2008 compared with 2007 due primarily to the adoption of plan amendments resulting in lower service cost amortizations and lower recognized losses due to favorable plan experience.

28
Wyeth

Estimated Future Benefit Payments

The Company expects to pay the following in benefit payments related to its defined benefit pension plans and other postretirement benefit plans, which reflect expected future service, as appropriate. Expected payments for other postretirement benefits have been reduced by the Medicare Part D subsidy.

(In thousands)	Pensions	Other Postretirement Benefits	Medicare Part D Subsidy
2009	$303,700	$ 102,700	$11,300
2010	327,200	107,700	12,300
2011	344,000	112,800	13,200
2012	373,000	116,100	14,100
2013	399,100	119,500	15,000
2014-2018	2,387,300	646,100	75,000

Plan Assumptions

Weighted average assumptions used in developing the benefit obligations at December 31 and net periodic benefit cost for the U.S. pension and postretirement plans were as follows:

	Pensions			Other Postretirement Benefits
Benefit Obligations	2008	2007	2006	2008	2007	2006
Discount rate	6.25%	6.45%	5.90%	6.25%	6.45%	5.90%
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

	Pensions			Other Postretirement Benefits
Net Periodic Benefit Cost	2008	2007	2006	2008	2007	2006
Discount rate	6.45%	5.90%	5.65%	6.45%	5.90%	5.65%
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—
Expected return on plan assets	8.75%	9.00%	9.00%	—	—	—

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

29
Wyeth

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

The assumed health care cost trends for the Company’s other postretirement benefit plans for 2008, 2007 and 2006 are as follows:

	Other Postretirement Benefits
Assumed Health Care Cost Trend	2008	2007	2006
Health care cost trend rate assumed for next year	9.00%	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2015	2014	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1 Percentage- Point Increase	1 Percentage- Point Decrease
Effect on annual service and interest cost	$27,603	$(22,048)
Effect on postretirement benefit obligation	254,655	(209,367)

10. Derivative Instruments and Foreign Currency Risk Management Programs

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either Net income or Accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts, taking into consideration counterparty credit risk, at December 31, 2008.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts are as follows:

1.

Short-term foreign currency forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings. The Company recorded a net gain of $154.7 million in 2008 and a net loss of $32.4 million and $85.8 million in 2007 and 2006, respectively, in Other (income) expense, net related to gains and losses on these foreign currency forward contracts and swap contracts.

30
Wyeth

These amounts consist of gains and losses from contracts settled during 2008, 2007 and 2006, as well as contracts outstanding at December 31, 2008, 2007 and 2006 that are recorded at fair value. The related cash flow impact of these derivatives is reflected as cash flows from operating activities.

2.	The Company uses foreign currency options and forward contracts in its cash flow hedging program to partially cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are included in Accumulated other comprehensive income (loss) with the corresponding asset or liability recorded on the balance sheet. The Company recorded an after-tax net gain of $146.0 million in 2008 and after-tax net losses of $28.7 million and $10.3 million for 2007 and 2006, respectively, in Accumulated other comprehensive income (loss) with the corresponding asset/liability recorded in Other current assets including deferred taxes/Accrued expenses related to these cash flow hedges. The unrealized net gains in Accumulated other comprehensive income (loss) will be reclassified into the consolidated statement of operations when the inventory is sold to a third party. The Company anticipates recognizing the 2008 net gains during the next 12 months. In 2008, 2007 and 2006, the Company recognized net losses of $75.2 million, $13.9 million and $16.4 million, respectively, related to cash flow hedges on inventory that was sold to third parties. These losses are included in Other (income) expense, net. Option and forward contracts outstanding as of December 31, 2008 expire no later than September 2009.

The Company also has entered into the following effective fair value interest rate swaps to manage interest rate exposures:

			Fair Value
(In thousands)	Maturity Date	Notional Amount	Assets (Liabilities)
Hedged Notes Payable			2008	2007
$1,750,000, 5.500%	2014	$750,000	$82,301	$21,149
	2014	650,000	73,524	16,485
	2014	350,000	39,945	9,021

1,500,000, 6.700%	2011	750,000	68,563	42,814
	2011	750,000	67,540	42,377

1,500,000, 5.250%	2013	800,000	65,113	7,774
	2013	700,000	59,155	6,276

500,000, 6.450%	2024	250,000	64,676	12,845

300,000, 4.125%	2008	150,000	—	(245)
	2008	150,000	—	(937)
Total			$520,817	$157,559

These interest rate swaps effectively convert the fixed rate of interest on these Notes to a floating rate. Interest expense on these Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of these swaps has been recorded in Other assets including deferred taxes or Accrued expenses with the corresponding offset recorded to the respective underlying Notes in Loans payable/Long-term debt. There was no hedge ineffectiveness recorded by the Company in the consolidated statement of operations in 2008, 2007 or 2006.

31
Wyeth

11. Income Taxes

The components of the Company’s Income before income taxes based on the location of operations were:

(In thousands) Year Ended December 31,	2008	2007	2006
U.S.	$3,092,674	$3,677,087	$2,486,467
Non-U.S.	3,245,413	2,779,595	2,943,437
Income before income taxes	$6,338,087	$6,456,682	$5,429,904

The Provision for income taxes consisted of:

(In thousands) Year Ended December 31,	2008	2007	2006
Current:
Federal	$707,307	$645,579	$229,348
State	89,560	5,774	(8,293)
Foreign	699,068	724,565	390,857
Current provision for income taxes	1,495,935	1,375,918	611,912
Deferred:
Federal	327,326	293,656	671,386
State	32,837	131,951	(33,454)
Foreign	64,156	39,197	(16,646)
Deferred provision for income taxes	424,319	464,804	621,286
Total provision for income taxes	$1,920,254	$1,840,722	$1,233,198

Net deferred tax assets were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	2008	2007
Net current deferred tax assets	$1,308,523	$1,527,537
Net noncurrent deferred tax assets	2,070,566	1,645,647
Net current deferred tax liabilities	(12,891)	(13,508)
Net noncurrent deferred tax liabilities	(213,088)	(158,835)
Net deferred tax assets	$3,153,110	$3,000,841

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

32
Wyeth

The components of the Company’s deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	2008	2007
Deferred tax assets:
Diet drug product litigation accruals	$381,914	$790,408
Product litigation and environmental liabilities and other accruals	729,981	592,309
Postretirement, pension and other employee benefits	1,750,711	1,252,411
Net operating loss (NOL) and other carryforwards	44,788	45,910
State tax NOL and other carryforwards, net of federal tax	135,625	111,025
State tax on temporary differences, net of federal tax	175,829	180,748
Restructuring	91,053	81,045
Inventory reserves	600,190	449,340
Investments and advances	137,157	71,550
Property, plant and equipment	51,480	54,462
Research and development costs	245,174	324,650
Intangibles	83,508	122,113
Other	26,816	27,611
Total deferred tax assets	4,454,226	4,103,582
Deferred tax liabilities:
Tax on earnings which may be remitted to the United States	(205,530)	(205,530)
Depreciation	(709,870)	(568,480)
Pension and other employee benefits	(9,260)	(25,874)
Intangibles	(132,438)	(136,815)
Investments	(22,675)	(23,767)
Other	(102,253)	(41,343)
Total deferred tax liabilities	(1,182,026)	(1,001,809)
Deferred tax asset valuation allowances	(12,309)	(7,689)
State deferred tax asset valuation allowances, net of federal tax	(106,781)	(93,243)
Total valuation allowances	(119,090)	(100,932)
Net deferred tax assets	$3,153,110	$3,000,841

Deferred taxes for net operating losses and other carryforwards principally relate to federal and foreign net operating losses and tax credits that have various carryforward periods. Although not material, valuation allowances have been established for certain foreign deferred tax assets as the Company has determined that it was more likely than not that these benefits will not be realized. The Company has not established valuation allowances related to its net federal or foreign deferred tax assets of $2,960.7 million as the Company believes that it is more likely than not that the benefits of these assets will be realized.

As of December 31, 2008, the Company had deferred state tax assets for net operating loss carryforwards and tax credit carryforwards, net of federal tax, of $135.6 million and net deferred state tax assets for cumulative temporary differences, net of federal tax, of $175.8 million. Valuation allowances of $106.8 million have been established for state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals as the Company determined it was more likely than not that these benefits will not be realized. The change in the valuation allowance in 2008 was due to adjustments relating to pension and other postretirement benefits included in Accumulated other comprehensive income (loss). In the third quarter of 2006 the Company released a previously established valuation allowance against state deferred tax assets of $70.4 million, net of tax ($0.05 per share-diluted) recorded within the Provision for income taxes.

33
Wyeth

As of December 31, 2008, income taxes were not provided on unremitted earnings of $13,322.3 million expected to be permanently reinvested internationally. If income taxes were provided on those earnings, such taxes would approximate $2,711.0 million.

The difference between income taxes based on the U.S. statutory rate and the Company’s provision was due to the following:

(In thousands) Year Ended December 31,	2008	2007	2006
Provision at U.S. statutory tax rate	$2,218,330	$2,259,839	$1,900,467
Increase (decrease) in taxes resulting from:
Puerto Rico, Ireland and Singapore manufacturing operations	(344,793)	(391,458)	(546,544)
Research tax credits	(69,925)	(67,500)	(64,115)
Refunds of prior year taxes	(24,188)	(4,836)	(24,258)
State taxes, net of federal taxes:
Provision	79,559	101,487	79,496
Valuation allowance adjustment	—	(10,513)	(106,631)
Restructuring/special charges	49,185	16,690	12,361
All other, net	12,086	(62,987)	(17,578)
Provision at effective tax rate	$1,920,254	$1,840,722	$1,233,198

The tax benefit attributable to the effect of Puerto Rico manufacturing operations is principally due to a government grant in Puerto Rico that reduces the tax rate on most of the Company’s income from manufacturing operations in Puerto Rico from 39% to a range of 0% to 2% through 2023.

Total income tax payments, net of tax refunds, in 2008, 2007 and 2006 amounted to $1,440.2 million, $1,138.7 million and $621.2 million, respectively.

The Company files tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In 2007, the Company completed and effectively settled an audit for the 1998-2001 tax years with the Internal Revenue Service (IRS). Taxing authorities in various jurisdictions are in the process of reviewing the Company’s tax returns. Except for the California Franchise Tax Board, where the Company has filed protests for the 1996-2003 tax years, taxing authorities are generally reviewing tax returns for post-2001 tax years, including the IRS, which has begun its audit of the Company’s tax returns for the 2002-2005 tax years. Certain of these taxing authorities are examining tax positions associated with the Company’s cross-border arrangements. While the Company believes that these tax positions are appropriate and that its reserves are adequate with respect to such positions, it is possible that one or more taxing authorities will propose adjustments in excess of such reserves and that conclusion of these audits will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on the Company’s results of operations or cash flows in the period in which an adjustment is recorded and in future periods. The Company believes that an unfavorable resolution for open tax years would not be material to the financial position of the Company; however, each year the Company records significant tax benefits with respect to its cross-border arrangements, and the possibility of a resolution that is material to the financial position of the Company cannot be excluded.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (FIN No. 48), on January 1, 2007. As

34
Wyeth

a result of the adoption, the Company recognized a $295.4 million increase in the liability for unrecognized tax benefits, interest and penalties across all jurisdictions, which were accounted for as a charge to Retained earnings on January 1, 2007. The Company’s gross unrecognized tax benefits at December 31, 2008 and December 31, 2007 were $1,185.5 million and $956.7 million, respectively. If these gross unrecognized tax benefits were recognized, there would be a net favorable impact on the Provision for income taxes of $975.9 million and $807.6 million at December 31, 2008 and 2007, respectively. A reconciliation of the change in gross unrecognized tax benefits during 2008 and 2007 is as follows:

(In thousands) Gross Unrecognized Tax Benefits	2008	2007
Balance at January 1	$956,642	$1,174,410
Additions relating to the current year	191,829	148,214
Additions relating to prior years	152,369	91,782
Reductions relating to prior years	(30,035)	(40,035)
Settlements during the year	(85,266)	(266,603)
Reductions due to lapse of statute of limitations	—	(151,126)
Balance at December 31	$1,185,539	$956,642

The Company does not expect any significant changes to the above gross unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties relating to gross unrecognized tax benefits as a component of Provision for income taxes. The Company had $319.4 million and $288.0 million of accrued interest and penalties as of December 31, 2008 and 2007, respectively.

12. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2008 and 2007, respectively. Of the authorized shares of preferred stock, there is a series of shares (8,971 shares and 9,467 shares outstanding at December 31, 2008 and 2007, respectively), which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

Changes in outstanding common stock during 2008, 2007 and 2006 were as follows:

(In thousands except shares of preferred stock)	2008	2007	2006
Balance at January 1	1,337,786	1,345,250	1,343,349
Issued for stock options	2,381	16,663	13,152
Purchases of common stock for treasury	(10,692)	(25,800)	(13,016)
Issued for stock awards and conversions of preferred stock
(496, 1,617 and 3,631 shares in 2008, 2007 and 2006, respectively)	2,079	1,673	1,765
Balance at December 31	1,331,554	1,337,786	1,345,250

On January 27, 2006, the Company’s Board of Directors approved a share repurchase program

35
Wyeth

allowing for the repurchase of up to 15,000,000 shares of the Company’s common stock. The Company repurchased 13,016,400 shares of common stock during 2006. On January 25, 2007, the Company’s Board of Directors amended the previously authorized share repurchase program to allow for future repurchases of up to 30,000,000 shares of common stock, inclusive of 1,983,600 shares of common stock that remained under the prior authorization. On September 27, 2007, the Company’s Board of Directors further amended the program to allow for repurchases of up to $5,000.0 million of the Company’s common stock inclusive of $1,188.2 million of repurchases executed between January 25, 2007 and September 27, 2007 under the prior authorization. As of December 31, 2008, the remaining authorization for future repurchases under the amended program was $3,268.1 million. The share repurchase program has no time limit and may be suspended for periods or discontinued at any time.

Treasury stock is accounted for using the par value method. Shares of common stock held in treasury at December 31, 2008, 2007 and 2006 were 91,115,031, 84,864,647 and 77,342,696, respectively. The Company did not retire any shares held in treasury during 2008, 2007 and 2006.

13. Stock-Based Compensation

The Company adopted the provisions of SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires all share-based payments, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. The Company selected the modified prospective method as prescribed under SFAS No. 123R, which requires companies (1) to record compensation expense for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) to record compensation expense for any awards issued, modified or settled after the effective date of the statement.

The following table summarizes the components and classification of stock-based compensation expense:

(In thousands except per share amounts) Year Ended December 31,	2008	2007	2006
Stock options	$86,551	$126,140	$170,778
Restricted stock unit awards	69,307	41,916	43,818
Performance-based restricted stock unit awards	50,013	76,657	62,309
Stock-based compensation expense, after-tax	$205,871	$244,713	$276,905
Pharmaceuticals	$218,144	$266,703	$274,691
Consumer Healthcare	19,117	24,186	27,030
Animal Health	8,570	10,884	11,023
Corporate	68,511	65,756	80,586
Total stock-based compensation expense	$314,342	$367,529	$393,330
Cost of goods sold	$29,280	$37,143	$30,794
Selling, general and administrative	189,671	223,219	249,712
Research and development	95,391	107,167	112,824
Total stock-based compensation expense	314,342	367,529	393,330
Tax benefit	108,471	122,816	116,425
Stock-based compensation expense, after-tax	$205,871	$244,713	$276,905
Decrease in diluted earnings per share	$0.15	$0.18	$0.20

36
Wyeth

The fair value of issued stock options is estimated on the date of grant utilizing a Black-Scholes option-pricing model that incorporates the assumptions noted in the table below. Expected volatilities are based on implied volatilities from traded options on the Company’s stock and historical volatility of the Company’s stock price. The weighted average fair value of the options granted in 2008, 2007 and 2006 was determined using the following assumptions:

Year Ended December 31,	2008	2007	2006
Expected volatility of stock price	28.6%	20.1%	24.3%
Expected dividend yield	3.2%	2.1%	2.1%
Risk-free interest rate	3.3%	4.6%	5.0%
Expected life of options	6 years	6 years	6 years
Weighted average fair value of stock options granted	$10.21	$12.64	$12.92

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

The Company has several Stock Incentive Plans that provide for the granting of stock options, service-vested restricted stock unit awards and performance-based restricted stock unit awards. Under the Stock Incentive Plans, awards may be granted with respect to a maximum of 225,000,000 shares (of which 37,000,000 shares may be used for service-vested restricted stock unit and performance-based restricted stock unit awards). At December 31, 2008, there were 54,639,614 shares available for future grants under the Stock Incentive Plans, of which up to 16,258,442 shares were available for service-vested restricted stock unit and performance-based restricted stock unit awards.

During 2005, the Company implemented the Long Term Incentive Program (LTIP), which replaced the stock option program in effect at that time. Under the LTIP, eligible employees receive a combination of stock options, service-vested restricted stock units and/or performance-based restricted stock units. Stock options are granted with an exercise price equal to the market value of the Company’s common stock on the date the option is granted. Stock options vest ratably over a three-year period and have a contractual term of 10 years. The service-vested restricted stock units generally are converted to shares of common stock subject to the awardee’s continued employment on the third anniversary of the date of grant. The performance share unit awards granted in 2006 are composed of units that may be converted to shares of common stock (one share per unit) (up to 200% of the award) based on the achievement of certain performance criteria related to a future performance year (i.e., 2008 for a 2006 award) and on achievement of a second multi-year performance criterion; namely, Wyeth’s Total Shareholder Return ranking compared with that of an established peer group of companies for the period January 1, 2006 through December 31, 2008. Similarly, performance-based restricted stock unit awards granted in 2007 also are composed of units that may be converted to shares of common stock (one share per unit) (up to 200% of the award) based on certain performance criteria related to a future performance year (i.e., 2009 for a 2007 award) and for most awardees on the achievement of a second multi-year performance criterion; namely, Wyeth’s Total Shareholder Return ranking compared with

37
Wyeth

that of an established peer group of companies for the period January 1, 2007 through December 31, 2009. However, for certain of the Company’s executive officer awardees, the Compensation and Benefits Committee retains discretion to apply criteria in addition to, or in lieu of, the Total Shareholder Return ranking to reduce the amount of the award earned on account of the performance criteria for the future performance year.

The fair value of performance-based restricted stock unit awards is estimated on the grant date utilizing the Monte Carlo pricing model. This pricing model, which incorporates assumptions about stock price volatility, dividend yield and risk-free rate of return, establishes fair value through the use of multiple simulations to evaluate the probability of the Company achieving various stock price levels and to determine the Company’s ranking within its Total Shareholder Return performance criteria. However, for certain executive officers for which the Compensation and Benefits Committee retains discretion to apply criteria in addition to, or in lieu of, Wyeth’s Total Shareholder Return ranking, the fair value of performance-based restricted stock unit awards is estimated on the grant date utilizing the grant date stock price, discounted for the dividend yield. Similarly, the fair value of service-vested restricted stock unit awards is estimated on the grant date utilizing the grant date stock price, discounted for the dividend yield over the restricted period.

Some of the Stock Incentive Plans permit the granting of stock appreciation rights (SARs), which entitle the holder to receive shares of the Company’s common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2008, 2007 and 2006, there were no outstanding SARs.

Stock option information related to the plans was as follows:

Stock Options	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Outstanding at January 1	143,134,236	$51.46	150,988,314	$50.04	154,950,739	$49.13
Granted	12,334,654	44.42	11,853,706	55.62	12,527,320	48.21
Canceled/forfeited	(13,219,429)	51.26	(3,044,952)	52.76	(3,338,102)	50.04
Exercised (2008 — $34.19 to $48.22 per share)	(2,385,211)	40.79	(16,662,832)	41.33	(13,151,643)	37.64
Outstanding at December 31	139,864,250	51.04	143,134,236	51.46	150,988,314	50.04
Exercisable at December 31	119,039,312	$51.51	118,217,254	$51.66	119,360,854	$51.47

The total intrinsic value of options exercised during 2008 was $12.3 million. As of December 31, 2008, the total remaining unrecognized compensation cost related to stock options was $115.4 million, which will be amortized over the respective remaining requisite service periods ranging from one month to three years. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2008 was $12.2 million and $11.8 million, respectively.

38
Wyeth

The following table summarizes information regarding stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$32.03 to 39.99	5,076,381	4.2 years	$35.26	4,954,801	$35.28
40.00 to 49.99	61,716,061	6.5 years	43.41	47,209,933	42.83
50.00 to 59.99	41,540,155	3.6 years	56.36	35,342,925	56.45
60.00 to 65.32	31,531,653	2.0 years	61.53	31,531,653	61.53
	139,864,250			119,039,312

A summary of service-vested restricted stock unit and performance-based restricted stock unit awards activity as of December 31, 2008 and changes during the 12 months ended December 31, 2008 is presented below:

Service-Vested and Performance-Based Restricted Stock Units	Number of Nonvested Units	Weighted Average Grant Date Fair Value
Outstanding units at January 1, 2008	10,517,910	$48.38
Granted/Earned	4,497,977	42.92
Distributed	(3,283,334)	44.08
Forfeited	(718,110)	48.64
Outstanding units at December 31, 2008	11,014,443	$47.41

As of December 31, 2008, the total remaining unrecognized compensation cost related to service-vested restricted stock unit and performance-based restricted stock unit awards amounted to $130.8 million and $66.8 million, respectively, which will be amortized over the respective remaining requisite service periods ranging from one month to four years.

At the April 24, 2008 Annual Meeting of Stockholders, the stockholders approved the 2008 Non-Employee Director Stock Incentive Plan under which directors receive only deferred stock units. This plan replaced the 2006 Non-Employee Director Stock Incentive Plan. Awards representing a maximum of 300,000 shares may be granted under the 2008 Non-Employee Director Stock Incentive Plan to new and continuing directors beginning in 2008. For the year ended December 31, 2008, 32,593 deferred stock units were issued from this plan.

At the April 27, 2006 Annual Meeting of Stockholders, the stockholders approved the 2006 Non-Employee Director Stock Incentive Plan, under which directors receive both stock options and deferred stock units. This plan replaced the Stock Option Plan for Non-Employee Directors and the 1994 Restricted Stock Plan for Non-Employee Directors and provided stock option and deferred stock units to continuing and new non-employee directors beginning in 2006. At December 31, 2008, a total of 73,500 options and 25,200 deferred stock units was granted, and no further grants will be issued from this plan.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares was authorized for grant to non-employee directors at 100% of the fair market value of the Company’s common stock on the date of the grant. Options no longer will be issued from this plan, under which a total of 226,000 stock options was granted and remained outstanding as of December 31, 2008.

39
Wyeth

Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered until prior to the end of a five-year restricted period. At December 31, 2008, 46,400 shares were available for future grants. Non-employee directors who joined the Board of Directors prior to April 27, 2006 will continue to receive their annual grants under this plan up to the maximum allowable shares (for each non-employee director, 4,000 restricted shares in the aggregate in annual grants of 800 shares); however, non-employee directors who joined the Board of Directors on or after April 27, 2006 will not receive grants of restricted shares under this plan.

14. Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) are set forth in the following table:

(In thousands)	Foreign Currency Translation Adjustments(1)	Net Unrealized Gains (Losses) on Derivative Contracts (2)	Net Unrealized Gains (Losses) On Marketable Securities (2)	Minimum Pension Liability Adjustments	Pension and Postretirement Benefit Plans (2)	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2006	$25,604	$(4,282)	$11,565	$(97,612)	$—	$(64,725)
Period change	565,745	(6,060)	4,157	(41,234)	—	522,608
Adoption of SFAS No. 158	—	—	—	138,846	(1,269,395)	(1,130,549)
Balance December 31, 2006	591,349	(10,342)	15,722	—	(1,269,395)	(672,666)
Period change	771,971	(18,340)	(47,602)	—	188,070	894,099
Balance December 31, 2007	1,363,320	(28,682)	(31,880)	—	(1,081,325)	221,433
Period change	(837,558)	174,653	(64,883)	—	(1,116,024)	(1,843,812)
Balance December 31, 2008	$525,762	$145,971	$(96,763)	$—	$(2,197,349)	$(1,622,379)

(1)	Income taxes generally are not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.
(2)	Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts at December 31, 2008, 2007 and 2006 were $(78,600), $15,444 and $5,569, respectively; for net unrealized gains (losses) on marketable securities at December 31, 2008, 2007 and 2006 were $22,640, $9,476 and $(7,656), respectively; and for pension and postretirement benefit plans at December 31, 2008, 2007 and 2006 were $1,255,388, $617,964 and $774,323, respectively.

15. Contingencies and Commitments

Contingencies

The Company is involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to its business (see Note 8 for discussion of environmental matters), the most important of which are described below. It is the Company’s policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable.

Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

40
Wyeth

Accruals for product liability and other legal proceedings, except for the environmental matters discussed in Note 8, amounted to $1,406.2 million and $2,540.7 million as of December 31, 2008 and 2007, respectively. The Company also has receivables from insurance companies for these matters amounting to $241.9 million and $334.4 million as of December 31, 2008 and 2007, respectively.

Like many pharmaceutical companies in the current legal environment, the Company is involved in legal proceedings, including product liability, patent litigation, and suits and investigations relating to, among other things, pricing practices and promotional activities brought by governments and private payors, which are significant to its business, complex in nature and have outcomes that are difficult to predict. Product liability claims, regardless of their merits or their ultimate outcomes, are costly, divert management’s attention, may adversely affect the Company’s reputation and demand for its products, and may result in significant damages. Patent litigation, if resolved unfavorably, can injure the Company’s business by subjecting the Company’s products to earlier than expected generic competition and also can give rise to payment of significant damages or restrictions on the Company’s future ability to operate its business. Investigations and/or suits brought by governments and/or private payors, regardless of their merits, are costly, divert management’s attention and may adversely affect the Company’s reputation and demand for its products and, if resolved unfavorably, result in significant payments of fines or damages.

The Company intends to vigorously defend itself and its products in the litigation described below and believes its legal positions are strong. However, from time to time, the Company may settle or decide no longer to pursue particular litigation as it deems advisable. In light of the circumstances discussed above, it is not possible to determine the ultimate outcome of the Company’s legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to the Company’s results of operations, cash flows and financial position.

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

On October 7, 1999, the Company announced a nationwide class action settlement (the nationwide settlement) to resolve litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin. The nationwide settlement covered all claims arising out of the use of Redux or Pondimin, except for PPH claims, and was open to all Redux or Pondimin users in the United States. As originally designed, the nationwide settlement was comprised of two settlement funds to be administered by an independent Settlement Trust. Fund A (with a value at the time of settlement of $1,000.0 million plus $200.0 million for legal fees) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A was fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million, plus interest) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims. In December 2002, following a joint motion by the Company and plaintiffs’ counsel, the Court approved

41
Wyeth

an amendment to the settlement agreement, which provided for the merger of Funds A and B into a combined Settlement Fund to cover all expenses and injury claims in connection with the nationwide settlement. The merger of the two funds took place in January 2003. Pursuant to the Seventh Amendment to the settlement agreement, which became effective on May 16, 2006, the Company has committed an additional $1,275.0 million to fund a new claims processing structure and a new payment schedule for claims for compensation based on Levels I and II, the two lowest levels of the five-level settlement matrix. Payments under the nationwide settlement may continue, if necessary, until 2018.

The Company was required to establish a security fund as part of agreements entered into by the Company relative to the Settlement Trust. As of December 31, 2008, the balance in the security fund was $940.2 million, which is included in Other assets including deferred taxes. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company’s credit rating, as reported by both Moody’s and S&P, falls below investment grade. In addition, the Company was required to establish a security fund in connection with the Seventh Amendment. The amounts in the Seventh Amendment security fund are owned by the Company and will earn interest income for the Company while residing in the Seventh Amendment security fund. As of December 31, 2008, the amount in the Seventh Amendment security fund was $255.0 million and was included in Other assets including deferred taxes.

The nationwide settlement agreement gave class members the right to opt out of the settlement after receiving certain initial settlement benefits if they met certain medical criteria. Approximately 63,000 class members who chose to leave the nationwide settlement subsequently filed lawsuits against the Company. As of December 31, 2008, the Company had settled approximately 99% of these claims.

As of December 31, 2008, the Company was a defendant in approximately 55 pending lawsuits in which the plaintiff alleges a claim of PPH, alone or with other alleged injuries. During the course of settlement discussions, certain plaintiffs’ attorneys have informed the Company that they represent additional individuals who claim to have PPH, but the Company is unable to evaluate whether any such additional purported cases of PPH would meet the nationwide settlement agreement’s definition of PPH, a precondition to maintaining such a lawsuit.

On October 10, 2008, a jury in the Philadelphia Court of Common Pleas hearing the case of Crowder, et al. v. Wyeth, et al., No. 06-00972, returned a verdict in favor of the Company at the close of the first phase of a reverse-bifurcated PPH trial; the trial therefore did not continue to the second, liability, phase. The jury found that plaintiffs had not proved that the use of Pondimin by the plaintiffs’ decedent had caused the PPH that led to her death. Prior to the start of the trial, the court had ruled that plaintiffs could not pursue a claim for punitive damages in the case. Plaintiffs are appealing the verdict in favor of the Company.

On October 22, 2008, a jury in New Jersey Superior Court, Bergen County, hearing the case of Stribling v. Wyeth Inc., et al., No. BER-L-2352-07 MT, in which plaintiff alleged that her use of Pondimin had caused PPH, returned a verdict in favor of the plaintiff and assessed total compensatory damages of $3.0 million against the Company. Prior to the start of the trial, the court had ruled that plaintiff could not pursue a claim for punitive damages in the case. The Company is appealing the verdict for the plaintiff.

The Company continues to work toward resolving the claims of individuals who allege that they have developed PPH as a result of their use of the diet drugs and intends to vigorously defend those PPH cases that cannot be resolved prior to trial. Additional PPH trials are scheduled for 2009.

The Company has recorded pre-tax charges in connection with the Redux and Pondimin diet drug matters, which, as of December 31, 2008, totaled $21,100.0 million. Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $1,167.1 million, $481.6 million and $2,972.7 million for 2008, 2007 and 2006, respectively.

42
Wyeth

The remaining diet drug litigation accrual is classified as follows at December 31:

(In thousands)	2008	2007
Accrued expenses	$291,183	$1,458,309
Other noncurrent liabilities	800,000	800,000
Total litigation accrual	$1,091,183	$2,258,309

The $1,091.2 million reserve balance at December 31, 2008 represents management’s best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement, claims asserted by opt outs from the nationwide settlement, PPH claims, and the Company’s legal fees related to the diet drug litigation. It is possible that additional reserves may be required in the future, although the Company does not believe that the amount of any such additional reserves is likely to be material.

Hormone Therapy Litigation

The Company is a defendant in numerous lawsuits alleging injury as a result of the plaintiffs’ use of one or more of the Company’s hormone or estrogen therapy products, including Premarin and Prempro. As of December 31, 2008, the Company was defending approximately 8,700 actions brought on behalf of approximately 10,800 women in various federal and state courts throughout the United States (including in particular the United States District Court for the Eastern District of Arkansas and the Philadelphia Court of Common Pleas) for personal injuries, including claims for breast cancer, stroke, ovarian cancer and heart disease, allegedly resulting from their use of Premarin or Prempro. These cases were filed following the July 2002 stoppage of the hormone therapy subset of the Women’s Health Initiative study.

In addition to the individual lawsuits described above, numerous putative class actions have been filed on behalf of current or former Premarin or Prempro users in federal and state courts throughout the United States and in Canada. Plaintiffs in these cases generally allege personal injury resulting from their use of Premarin or Prempro and are seeking medical monitoring relief and purchase price refunds as well as other damages. The Company opposes class certification. Many of these plaintiffs have withdrawn or dismissed their class allegations. Only three putative class actions remain pending: a West Virginia state court case seeking certification of a statewide purchase price refund class (White v. Wyeth, et al., No. 04-C-127, Cir. Ct., Putnam County, W.V.), a California federal court case seeking certification of a statewide purchase price refund class (Krueger v. Wyeth, No. 03-cv-2496R, U.S.D.C., S.D. Cal.), and a putative Canadian nationwide personal injury class action (Stanway v. Wyeth, et al., No. S87256, Supreme Court, British Columbia, Canada). A class certification hearing in the White case was begun in 2008 but has been adjourned to a date not yet set in 2009. On February 19, 2008, prior to a hearing on plaintiffs’ class certification motion, the Krueger court denied plaintiffs’ motion without prejudice; no further activity has occurred since that time. No class certification hearing date has been scheduled in the Stanway matter.

One other putative class action was dismissed during 2008. Plaintiffs dismissed the putative province-wide personal injury class action that was pending in Alberta, Canada. Alcantara v. Wyeth, et al., No. 0601-00926, Court of Queens Bench of Alberta, Judicial District of Calgary, Canada.

On October 10, 2007, in Rowatt, et al. v. Wyeth, et al., No. CV04-01699, Second District Court, Washoe County, Nevada, a case in which three plaintiffs alleged that they had developed breast cancer as a result of their use of Premarin and/or Prempro, the jury returned a verdict in favor of the plaintiffs, awarding a total of $134.5 million in compensatory damages. On October 12, 2007, the Court determined that the jury had erroneously included damages of a punitive nature in its compensatory

43
Wyeth

verdict and permitted the jury to re-deliberate on the compensatory award. The jury returned a new compensatory verdict in favor of the plaintiffs that totaled approximately $35.0 million. Following a brief evidentiary/argument phase, the jury was then instructed to deliberate for a third time on October 15, 2007 on the question of punitive damages. It did so, returning a verdict for plaintiffs totaling $99.0 million in punitive damages. On February 5, 2008, the trial court denied the Company’s motions for a new trial or for judgment notwithstanding the verdict. On February 19, 2008, the trial court entered an order remitting the total compensatory verdict for the three plaintiffs to $22.8 million and remitting the total punitive award to $35.0 million. On May 7, 2008, the Company filed a supersedeas bond in the amount of $72.3 million to secure its appeal of the judgment to the Nevada Supreme Court. The Company believes that it has strong arguments for reversal or further reduction of the awards on appeal due to the significant number of legal errors made during the trial and in the charge to the jury and due to a lack of evidence to support aspects of the verdict.

On February 25, 2008, a jury in the United States District Court for the Eastern District of Arkansas returned a verdict in favor of the plaintiff in Scroggin v. Wyeth, et al., No. 4:04CV01169 WRW, finding the Company and co-defendant Upjohn jointly and severally liable for $2.75 million in compensatory damages. On March 6, 2008, that jury awarded $19.36 million in punitive damages against the Company and $7.76 million in punitive damages against Upjohn. On April 9, 2008, the Company filed motions for judgment notwithstanding the verdict or for a new trial. With respect to the compensatory damage award, those motions were denied in an order dated April 10, 2008. On July 8, 2008, the court granted motions by the Company and Upjohn for judgment as a matter of law on the issue of punitive damages and vacated the punitive damage awards. The Company has appealed the compensatory verdict to the United States Court of Appeals for the Eighth Circuit, and the plaintiff has appealed from the punitive damages ruling.

Of the 31 hormone therapy cases alleging breast cancer that have been resolved after being set for trial, 24 now have been resolved in the Company’s favor (by voluntary dismissal by the plaintiffs (14), summary judgment (6), defense verdict (3) or judgment for the Company notwithstanding the verdict (1)), several of which are being appealed by the plaintiffs. Of the remaining seven cases, four such cases have been settled; one resulted in a plaintiffs’ verdict that was vacated by the court and a new trial ordered (which plaintiffs have appealed); and two (Rowatt and Scroggin) resulted in plaintiffs’ verdicts that the Company is appealing. Additional cases have been voluntarily dismissed by plaintiffs before a trial setting. Additional trials of hormone therapy cases are scheduled for 2009. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and the Company’s trial results to date, therefore, may not be predictive of future trial results.

In November 2008, the Nevada Attorney General filed suit against Wyeth and Pfizer under the Nevada Deceptive Trade Practices Act, alleging that the companies made false and misleading representations about the quality, safety and efficacy of hormone therapy products (State of Nevada v. Wyeth, et al., No. A575980, Dist. Ct., Clark Cty., NV). The complaint seeks, inter alia, injunctive relief, restitution, attorneys’ fees and treble damages. A leading plaintiffs’ firm in the product liability litigation is co-counsel with the Nevada Attorney General. This matter has been removed to federal court, but a motion to remand is pending.

As the Company has not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, the Company has not established any litigation accrual for its hormone therapy litigation. As of December 31, 2008, the Company has recorded $174.3 million in insurance receivables relating to defense and settlement costs of its hormone therapy litigation. The insurance carriers that provide coverage that the Company contends is applicable have either denied coverage or have reserved their rights with respect to such coverage. The Company believes that the denials of coverage are improper and intends to enforce its rights under the terms of those policies.

44
Wyeth

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

In July 2002, the Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines or the measles, mumps and rubella (MMR) vaccine. There currently are approximately 4,900 petitions pending in the Omnibus Autism Proceeding. The Court recently heard six test cases on claimants’ theories that either thimerosal-containing vaccines in combination with the MMR vaccine or thimerosal-containing vaccines alone can cause autism or autism spectrum disorder (a further group of three test cases on the theory that MMR vaccine alone can cause autism or autism spectrum disorder were not pursued at claimants’ request on the belief that the three test cases on the combination theory would also cover the evidence for MMR alone). On February 12, 2009, the Court rejected the three cases brought on the theory that a combination of MMR and thimerosal-containing vaccines caused claimants’ conditions. The Court in each case found that the scientific evidence against a connection between the vaccines and autism was significantly stronger than the evidence presented by the claimants. Decisions on the three test cases involving thimerosal-containing vaccines alone are expected later this year.

Under the terms of the Vaccine Act, if a claim is adjudicated by the Court of Federal Claims, a claimant must formally elect to reject the Court’s judgment if the claimant wishes to proceed against the manufacturer in federal or state court. Also under the terms of the Vaccine Act, if a claim has not been adjudicated by the Court within 240 days of filing, the claimant has 30 days to decide whether to opt out of the proceeding and pursue a lawsuit against the manufacturer. Upon a claimant’s motion, this 30-day window may be suspended for 180 days, allowing the claimant to withdraw once 420 days have passed. After this window has passed, if a claimant wishes to retain the right to sue a manufacturer at a later date, the claimant must remain in the Court of Federal Claims until a final decision is obtained. Of the approximately 1,000 vaccine recipients who have sued the Company, 718 have filed petitions with the Court of Federal Claims. Of those 718, 310 have withdrawn from the Court of Federal Claims, although not all of them have properly exhausted their remedies under the Vaccine Act.

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

45
Wyeth

In thimerosal litigation directly against the Company outside of the Omnibus Autism Proceeding, the first trial was expected to take place in November 2007 in Blackwell, et al. v. Sigma Aldrich, Inc., et al., No. 24-C-04-004829 (Baltimore City Circ. Ct., MD). The Blackwell trial date was adjourned by the court so that it could conduct an evidentiary hearing on the qualifications and opinions of the parties’ respective expert witnesses. On December 21, 2007, the court granted the Company’s motion to preclude plaintiffs’ expert witnesses from testifying that exposure to thimerosal-containing vaccines can cause autism. On February 8, 2008, the court granted the Company’s motion for summary judgment. Plaintiffs have appealed both orders. This matter is set for oral argument during the March 2009 term of the Maryland Court of Appeals.

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

The Company also is defending approximately 15 individual product liability lawsuits and has reached tolling agreements with another seven claimants in various jurisdictions alleging personal injuries, including, among other alleged injuries, wrongful death from suicide or acts of hostility allegedly resulting from the use of Effexor. In one of these cases, Giles v. Wyeth Inc., et al., No. 04-cv-4245-JPG, a jury in the United States District Court for the Southern District of Illinois returned a verdict in favor of the Company on July 24, 2007. The plaintiff had alleged that plaintiff’s decedent committed suicide after ingesting Effexor. Plaintiff appealed the case to the United States Court of Appeals for the Seventh Circuit and on February 12, 2009, that court unanimously affirmed the defense verdict. In another Effexor case with similar allegations, Dobbs v. Wyeth Pharmaceuticals, No. CIV-04-1762-D, the United States District Court for the Western District of Oklahoma entered judgment dismissing plaintiff’s failure to warn claims on January 18, 2008 on the basis of federal preemption. The court has stayed plaintiff’s remaining claims, and plaintiff has filed a notice of appeal to the United States Court of Appeals for the Tenth Circuit.

ProHeart 6 Litigation

Two putative class action lawsuits are pending involving the veterinary product ProHeart 6, which Fort Dodge Animal Health voluntarily recalled from the U.S. veterinary market in September 2004 and reintroduced to the market in June 2008. The putative class representative in Dill, et al. v. American Home Products, et al., No. CJ 2004 05879 (Dist. Ct., Tulsa Cty., OK) seeks to represent a nationwide class of individuals whose canines have been injured or died as a result of being injected with ProHeart 6. The plaintiffs are seeking compensatory damages for their alleged economic loss and punitive damages. The plaintiff in Rule v. Fort Dodge Animal Health, Inc., et al., No. 06-10032-DPW (U.S.D.C., D. Mass.), is seeking economic damages on behalf of herself and all other Massachusetts residents who purchased and had their pets injected with ProHeart 6. On May 12, 2008, the plaintiffs pursuing a third putative class action, Jones v. Fort Dodge Animal Health, No. 01 2005 CA 00761 (Cir. Ct., Alachua County, Florida), elected to dismiss that case with prejudice.

46
Wyeth

Patent Litigation

Enbrel Litigation

On April 20, 2006, Amgen filed suit against ARIAD Pharmaceuticals, Inc., et al., in the United States District Court of Delaware seeking a declaratory judgment that making, using, selling, offering for sale and/or importing into the United States Enbrel does not infringe United States Patent No. 6,410,516, owned by ARIAD, and that such patent is invalid. The Company and Amgen co-promote Enbrel in the United States, but the Company was not originally named as a party to that suit. ARIAD claims that its patent covers methods of treating disease by regulation or inhibition of NF-(kappa) B, a regulatory pathway within many cells. On April 17, 2007, ARIAD amended its Answer to add the Company as a party to the lawsuit and allege that Enbrel infringes ARIAD’s patent. ARIAD sought unspecified damages and further alleged that the Company willfully infringed that patent, entitling ARIAD to enhanced damages. Under its co-promotion agreement with Amgen for the co-promotion of Enbrel, the Company has an obligation to pay a portion of any patent litigation expenses related to Enbrel in the United States and Canada as well as a portion of any damages or other monetary relief awarded in such patent litigation. On December 12, 2007, the Court granted ARIAD’s request to dismiss its claims against the Company without prejudice. On September 19, 2008, the Court granted Amgen’s motion for summary judgment that Enbrel does not infringe that patent, and on October 3, 2008, the Court entered final judgment in favor of Amgen. ARIAD has appealed the judgment. The Company continues to believe that ARIAD’s patent is invalid, unenforceable and not infringed by Enbrel.

Protonix Litigation

The Company has received notifications from multiple generic companies that they have filed Abbreviated New Drug Applications (ANDA) seeking U.S. Food and Drug Administration (FDA) approval to market generic pantoprazole sodium 20 mg and 40 mg delayed release tablets. Pantoprazole sodium is the active ingredient used in Protonix. The Orange Book lists two patents in connection with Protonix tablets. The first of these patents covers pantoprazole. This compound patent protection, including the associated pediatric exclusivity, expires in January 2011. The other listed patent is a formulation patent and, together with the associated pediatric exclusivity, expires in June 2017. The Company’s licensing partner, Altana Pharma AG (Altana) (since acquired by Nycomed GmbH (Nycomed)), is the owner of these patents.

In May 2004, Altana and the Company filed suit against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. (collectively, Teva) in the United States District Court for the District of New Jersey alleging that Teva’s filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the compound patent. As a result of the filing of that suit, final FDA approval of Teva’s ANDA was automatically stayed until August 2, 2007. On April 13, 2005, Altana and the Company filed suit against Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) in the United States District Court for the District of New Jersey alleging that Sun’s filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the compound patent. As a result of that suit, final FDA approval of Sun’s ANDA was automatically stayed until September 8, 2007. On August 4, 2006, Altana and the Company filed suit against KUDCO Ireland, Ltd. (Kudco) in the United States District Court for the District of New Jersey alleging that Kudco’s filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the compound patent. As a result of that suit, final FDA approval of Kudco’s ANDA was automatically stayed until January 25, 2009. These litigations seek declaratory and injunctive relief against infringement of this patent prior to its expiration. These cases have been consolidated into a single proceeding pending before the United States District Court for the District of New Jersey.

47
Wyeth

Teva’s and Sun’s ANDA for pantoprazole sodium tablets were finally approved by the FDA on August 2, 2007 and September 10, 2007, respectively. In anticipation of potential final approval of those ANDAs, on June 22, 2007, the Company and Nycomed filed a motion with the Court seeking a preliminary injunction against both Teva and Sun that would prevent them from launching generic versions of Protonix until the Court enters a final decision in the litigation. On September 6, 2007, the Court denied the motion. The Court determined that Teva had raised sufficient questions about the validity of the patent to preclude the extraordinary remedy of a preliminary injunction. The Court did not conclude that the patent was invalid or not infringed and emphasized that its findings were preliminary. The Company and Nycomed have appealed the Court’s denial of the preliminary injunction. The case will now proceed to trial, and the Court stated that, in order to establish that the patent is invalid at trial, the generic companies would need to meet a higher burden of proof, clear and convincing evidence.

In December 2007, Teva launched a generic pantoprazole tablet “at risk.” Sun also launched a generic pantoprazole tablet “at risk” in late January 2008. Following Teva’s “at risk” launch and as a result of its impact on the market, the Company launched its own generic version of Protonix tablets in January 2008. The Company and Nycomed have filed amended complaints seeking to recover lost profits and other damages resulting from Teva’s and Sun’s patent infringement and have requested a jury trial. The Company and Nycomed expect trial in this matter to occur no earlier than the second quarter of 2010. The Company and Nycomed intend to continue to vigorously enforce their patent rights and will continue to seek court orders prohibiting further sales of generic pantoprazole prior to expiration of the pantoprazole compound patent. The Company and Nycomed continue to believe that the pantoprazole patent is valid and enforceable and that the patent will withstand the challenges by these generic companies.

The Company also has received notice of ANDA filings for generic pantoprazole sodium tablets that acquiesced to the listed compound patent and challenged only the listed formulation patent. To date, the Company has not filed suit against those challengers. Any of those challengers could in the future modify their respective ANDA filings to challenge the compound patent. The Company also has filed suit against certain of the generic companies that have filed applications seeking FDA approval to market generic pantoprazole sodium 40 mg base/vial I.V. in the United States.

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

48
Wyeth

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

The above description is not intended to be a complete summary of all of the terms and conditions of the settlement. Many of the terms of the settlement, including the dates on which Teva may launch generic versions of the Company’s Effexor XR (extended release capsules) and Effexor (immediate release tablets) products and the terms of the Company’s sharing in Teva’s gross profits from such generic versions, are subject to change based on future market conditions and developments regarding the applicable patent rights, including the outcome of other generic challenges. There can be no assurance that Effexor XR (extended release capsules) will not be subject to generic competition in the United States prior to July 1, 2010.

Since the Teva settlement, the Company has settled two suits against other generic companies that have filed ANDAs seeking FDA approval to market venlafaxine HCl extended release capsules, as well as a suit against a company that filed an application with the FDA pursuant to 21 U.S.C. 355(b)(2), also known as a 505(b)(2) application, seeking approval to market venlafaxine HCl extended release tablets (described below). The Company has also granted a covenant not to sue to another generic company (described below).

On July 16, 2008, pursuant to a settlement agreement between the parties, the United States District Court for the District of Delaware entered a consent judgment and dismissed the suit filed by the Company against Impax Laboratories, Inc. (Impax). That suit alleged that the filing by Impax of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes the same three patents at issue in the previously settled Teva litigation. Under the agreement, the Company has granted Impax a license that would permit Impax to launch its generic capsule formulation of Effexor XR (extended release capsules) on or after June 1, 2011, subject to earlier launch in limited circumstances, but in no event earlier than January 1, 2011. Impax will pay the Company a specified percentage of profit from sales of this generic product. The parties also have agreed that Impax will utilize its neurology-focused sales force to co-promote Pristiq.

On November 3, 2008, pursuant to a settlement agreement between the parties, the United States District Court for the Central District of California entered a consent judgment and dismissed the lawsuits filed by the Company against Anchen Pharmaceuticals, Inc. (Anchen). In those suits, the Company alleged that the filing by Anchen of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes the same three patents at issue in the previously settled Teva litigation. Under the agreement, the Company has granted Anchen a license that would permit Anchen to launch a generic capsule version of Effexor XR (extended release capsules)

49
Wyeth

on or after June 1, 2011, subject to earlier launch in limited circumstances, but in no event earlier than January 1, 2011. In connection with the license, Anchen will pay the Company a specified percentage of profit from sales of the generic product.

The Company has seven suits pending against the following additional generic companies that have filed applications seeking FDA approval to market generic versions of venlafaxine HCl in the United States:

Generic Filer	Expiration of 30-Month Stay*	Court	Anticipated Trial Date
Lupin Ltd. and Lupin Pharmaceuticals, Inc.	July 29, 2009	U.S.D.C., D. Md.	May 2009

Sandoz Inc.	November 14, 2009	U.S.D.C., E.D.N.C.	Not yet scheduled

Mylan Pharmaceuticals Inc.	November 23, 2009	U.S.D.C., N.D.W.V.	October 2009

Wockhardt Limited	December 26, 2009	U.S.D.C., C.D. Cal.	September 2010

Biovail Corporation, Biovail Laboratories International SRL and Biovail Technologies, Ltd.	November 15, 2010	U.S.D.C., D. Del.	Not yet scheduled

Apotex Inc. and Apotex Corp.	January 10, 2011	U.S.D.C., S.D. Fla.	June 2009

Torrent Ltd. and Torrent Inc.	June 1, 2011	U.S.D.C., D. Del.	Not yet scheduled

*	Pending an earlier court decision holding the patents at issue invalid or not infringed.

Following its launch of a generic version of venlafaxine HCl capsules in Canada, ratiopharm Inc. (ratiopharm) sued Wyeth and Wyeth Canada on October 24, 2007 in Federal Court in Canada, contending that ratiopharm’s marketing approval to sell generic venlafaxine HCl capsules in Canada had been wrongfully delayed over 18 months as a result of an abbreviated patent infringement proceeding brought by Wyeth and Wyeth Canada against ratiopharm in February 2006, which was dismissed on August 1, 2007. Ratiopharm is seeking damages based on alleged lost sales of its generic venlafaxine HCl capsules and other unspecified products for the time period in question. The Company believes that its Canadian patent covering extended release formulations of venlafaxine HCl, and methods of their use, is valid and has been infringed by ratiopharm. On December 6, 2007, the Company filed a Statement of Defence and Counterclaim denying that ratiopharm is entitled to damages and asserting that ratiopharm’s product infringes or infringed the Company’s patents.

In early 2008, the Company and Osmotica Pharmaceutical Corp. (Osmotica) settled the lawsuit brought by the Company against Osmotica in the United States District Court for the Eastern District of North Carolina. In that suit, the Company alleged that the filing by Osmotica of an application with the FDA pursuant to 21 U.S.C. 355(b)(2), also known as a 505(b)(2) application, seeking approval to market 37.5 mg, 75 mg, 150 mg and 225 mg venlafaxine HCl extended release tablets infringes two of the same patents at issue in the previously settled Teva litigation. Under the terms of the settlement, the Company granted Osmotica a license under certain of its patents pursuant to which Osmotica is required to pay the Company a royalty on its sales of extended release venlafaxine tablets. In May 2008, the FDA approved

50
Wyeth

Osmotica’s tablet product but did not rate it as therapeutically equivalent, also referred to as AB rated, to Effexor XR (extended release capsules). Therefore, Osmotica’s tablet product ordinarily will not be substitutable for Effexor XR (extended release capsules) at the pharmacy level. Osmotica launched its tablet product in October 2008.

In addition, on August 29, 2007, the Company received notice that Sun filed an ANDA seeking FDA approval to market venlafaxine HCl extended release tablets before the expiration of the Company’s patents at issue in the above-mentioned litigations. Sun asserted that these patents are not infringed and are invalid. Based upon Sun’s assertions and a review of Sun’s filing, the Company decided not to file suit against Sun and has provided Sun with a covenant not to sue limited to the product defined in Sun’s ANDA and the same three patents involved in the other litigations. On November 25, 2008, the FDA granted a citizen petition filed by Osmotica asking the agency to reject Sun’s pending ANDA for venlafaxine extended release tablets referencing Effexor XR (extended release capsules) on the ground that the proper reference drug for Sun’s ANDA should be Osmotica’s tablet product, not Effexor XR (extended release capsules). Pursuant to the FDA’s ruling, Sun will be required to withdraw its current ANDA and submit a new ANDA referencing Osmotica’s approved venlafaxine extended release tablet product and showing bioequivalence to that product, should Sun still wish to pursue approval of an extended release venlafaxine tablet.

ReFacto/Xyntha Litigation

On February 15, 2008, Novartis Vaccines and Diagnostics, Inc. (Novartis) filed suit against the Company and a subsidiary of the Company in the United States District Court for the Eastern District of Texas. The lawsuit alleges that the manufacture, use, sale, offer for sale, importation and/or exportation of the Company’s ReFacto product infringes United States Patent Nos. 6,060,447 and 6,228,620 B1. The complaint seeks damages, including treble damages, for alleged willful infringement. The Company answered that the two patents asserted by Novartis are invalid and not infringed and that Novartis’ claims are barred by laches and estoppel. On October 24, 2008, Novartis filed an amended Complaint, alleging that Xyntha, the Company’s recently approved recombinant factor VIII product, also infringes these two patents.

On May 16, 2008, a subsidiary of the Company filed suit in the United States District Court for the District of Delaware against Novartis seeking a declaration that the Company’s U.S. Patent No. 4,868,112 and Novartis’ U.S. Patent Nos. 6,060,447 and 6,228,620 claim the same or substantially the same inventions and that the Company was the first to invent this subject matter. The suit also seeks a declaration that the Novartis patents are invalid as a result of the Company’s priority of invention.

Prempro Litigation

On September 27, 2007, two lawsuits were filed against the Company in Canada involving the Company’s patent applications concerning low-dose estrogen/progestin combinations. Wolfe v. Wyeth et al., Federal Court, Canada, File No. T-1742-07, and Wolfe et al. v. Wyeth et al., Superior Court of Justice, Ontario, Canada, File No. 55541. The Company markets such a combination as Prempro in the United States and other countries. In those suits, Dr. Wolfe, an individual, claims to be either the sole or a joint inventor of these applications. The action in the Canadian Federal Court asks that the Court decide the inventorship of patents relating to the Company’s current Prempro formulations. The action in the Superior Court of Ontario seeks an order declaring Dr. Wolfe to be the owner of the patent applications and seeks damages of approximately C$100.0 million for breach of contract, breach of confidence and breach of fiduciary duty, as well as approximately C$25.0 million in punitive damages. On February 15, 2008, the Company filed a declaratory judgment action against Dr. Wolfe in the U.S. District Court

51
Wyeth

for the Eastern District of Pennsylvania arguing that Dr. Wolfe’s claims in the Superior Court are barred by the statute of limitations or asking for a declaration that no breach had occurred. Wyeth v. Wolfe, 2:08-cv-00754 (E.D. Pa.). In August 2008, the U.S. District Court ruled that Dr. Wolfe’s claims in the Ontario action are barred by the statute of limitations. The Company has asked the Superior Court of Ontario to dismiss Dr. Wolfe’s claims. The Company believes that Dr. Wolfe’s claims are without merit.

Pristiq Interference Proceeding

On November 13, 2008, the United States Patent and Trademark Office declared an interference between Wyeth U.S. Patent No. 7,291,347 and a patent application owned by Sepracor. The Company’s patent, one of the patents listed in the Orange Book for Pristiq, relates to oral dosage forms containing the active ingredient in Pristiq (O-desmethylvenlafaxine succinate). The interference proceeding will determine whether Wyeth scientists or Sepracor scientists were the first to invent the claimed subject matter, in this case, oral dosage forms containing Pristiq’s active ingredient. An interference relating to the active ingredient also may be declared between a separate Wyeth patent and a separate Sepracor patent application.

Commercial Litigation

Merger-Related Litigation

The Company and members of its Board of Directors have been named in lawsuits filed in federal and state court in New Jersey and in the Delaware Chancery Court seeking to rescind the Company’s merger agreement with Pfizer. The suits generally allege that the Company and its directors breached their fiduciary duties in entering into the merger agreement without regard to the fairness of the agreement to the Company’s shareholders and in failing to obtain the best possible value for the Company’s shares. Pfizer is also named as a defendant in some of these suits and is charged with aiding and abetting the Company directors’ alleged breaches. In addition to rescission of the merger agreement, the suits generally seek a permanent injunction preventing the consummation of the merger until the Company defendants have completed a process for the sale or auction of the Company that produces the best possible consideration for the Company’s shares. The Company intends to contest such litigation vigorously.

Pristiq-Related Litigation

On November 14, 2007, a putative class action was filed alleging that the Company and Robert Essner, the Company’s former Chairman of the Board and Chief Executive Officer, made false and/or misleading statements about the safety of Pristiq and failed to disclose hepatic and cardiovascular events seen in the Pristiq clinical trials, all in violation of Section 10(b) of the Securities Exchange Act of 1934 (the 1934 Act) and Rule 10b-5 promulgated thereunder, as well as Section 20(a) of the 1934 Act. Plaintiff claimed to have purchased Wyeth securities during the alleged class period (January 31, 2006 through July 24, 2007) and to have been damaged by the drop in the Company’s share price following the announcement of the FDA’s approvable letter for Pristiq for the treatment of vasomotor symptoms (VMS) on July 24, 2007. City of Livonia Employees’ Retirement System, et al. v. Wyeth, et al., No. 07-CV-10329, U.S.D.C., S.D.N.Y. In April 2008, plaintiffs filed an Amended Complaint which, inter alia, named several additional employee defendants and shortened the class period by approximately six months (the new class period beginning on June 26, 2006). A motion to dismiss the Amended Complaint has been filed and is awaiting a decision from the court.

On November 20, 2007, a shareholder derivative suit alleging breach of fiduciary duty, waste of corporate assets, unjust enrichment and violations of the 1934 Act relating to the FDA’s July 2007 approvable letter for Pristiq was filed against 16 current and former directors and officers of the

52
Wyeth

Company. Staehr, et al. v. Essner, et al., No. 07-CV-10465, U.S.D.C., S.D.N.Y. Pursuant to an agreement between the parties, the derivative action will be stayed until such time as the court decides the motion to dismiss filed by the Company in the securities class action.

On February 27, 2008, an additional lawsuit was filed relating to the Company’s receipt of the approvable letter for the Pristiq VMS indication. Herrera, et al. v. Wyeth, et al., No. 08-cv-04688, U.S.D.C., S.D.N.Y., is a putative class action brought under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The lawsuit, which was originally filed in federal court in New Jersey but which was subsequently transferred with the consent of all parties to the United States District Court for the Southern District of New York, alleges breach of fiduciary duty by Wyeth, the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and eight current and former corporate officers and committee members for offering the Wyeth Common Stock Fund as an investment alternative to participants in the Wyeth Savings Plan, the Wyeth Union Savings Plan and the Wyeth Savings Plan-Puerto Rico. The complaint alleges that the individuals and committees permitted investment in the Wyeth Common Stock Fund notwithstanding their knowledge of cardiovascular and hepatic adverse events seen in clinical trials undertaken in connection with the Company’s New Drug Application (NDA) for Pristiq for VMS, that the defendants knew or should have known that those events would likely delay or prevent approval of the Pristiq VMS NDA, and that defendants failed to assure disclosure of those issues in the Company’s public statements about Pristiq. Plaintiff also alleges claims for breaches of the duties of loyalty and prudence under ERISA against each of the defendants. An Amended Complaint was filed in September 2008, and motions to dismiss the Amended Complaint were filed in December 2008. Briefing on those motions is not yet complete.

Average Wholesale Price Litigation

The Company, along with numerous other pharmaceutical companies, currently is a defendant in a number of lawsuits, described below, brought by both private and public persons or entities in federal and state courts throughout the United States in which plaintiffs allege that the Company and other defendant pharmaceutical companies artificially inflated the Average Wholesale Price (AWP) of their drugs, which allegedly resulted in overpayment by, among others, Medicare and Medicare beneficiaries and by state Medicaid plans. Plaintiffs involved in these lawsuits generally allege that this alleged practice is fraudulent, violates the Sherman Antitrust Act and constitutes a civil conspiracy under the federal Racketeer Influenced and Corrupt Organizations Act.

The Company is a defendant in two private class actions, Swanston v. TAP Pharmaceuticals Products, Inc., et al., No. CV2002-004988, Sup. Ct., Maricopa Cty., AZ; and International Union of Operating Engineers, et al. v. AstraZeneca PLC, et al., No. MON-L-3136-06, Super. Ct., Monmouth Cty., NJ, filed on behalf of Medicare beneficiaries who make co-payments, as well as private health plans and ERISA plans that purchase drugs based on AWP. The Swanston case is a putative statewide class action. The parties have been engaged in motion practice attempting to determine the extent to which the defendants, claims and drugs in this matter overlap those in the Multi-District Litigation (MDL) proceeding described below (to which the Company is not a party). A class certification hearing has been set for April 1, 2009. In 2008, the named plaintiff in the International Union of Operating Engineers matter, a putative nationwide class action, announced that it would not proceed with the case. The court dismissed the case without prejudice but vacated that order four months later when plaintiffs’ counsel attempted to substitute in two new union plaintiffs. Defendants were granted leave to file an interlocutory appeal of the vacation order by the New Jersey Appellate Division. That appeal will be argued in the first quarter of 2009.

53
Wyeth

The Company also is a defendant in six AWP matters filed by state Attorneys General: State of Alabama v. Abbott Laboratories, Inc., et al., No. CV 2005-219, Cir. Ct., Montgomery Cy., AL; The People of Illinois v. Abbott Laboratories, Inc., et al., No. 05CH0274, Cir. Ct., Cook Cty., IL; State of Iowa v. Abbott Laboratories, Inc., et al., Case No. 4:07-cv-00461-JAJ-CFB, U.S.D.C., S.D. Iowa; State of Kansas ex. rel. Steve Six as Attorney General for the State of Kansas v. Wyeth, Inc., et al., No. 08CV2124-7, Dist. Ct., Wyandotte Cty., KS; State of Mississippi v. Abbott Laboratories, Inc., et al., No. C2005-2021, Chancery Ct., Hinds Cty., MS; and State of Utah v. Apotex Corporation, et al., No. 080907678, 3d Jud. Dist. Ct., Salt Lake Cty., UT. In each of these cases, the plaintiff alleges that defendants provided false and inflated AWP, Wholesale Acquisition Cost and/or Direct Price information for their drugs to various national drug industry reporting services. The Alabama, Illinois and Mississippi cases were removed to federal court in November 2006 but have since been remanded to state court. The Iowa case was removed to federal court and has been conditionally transferred to MDL proceedings taking place in the United States District Court for the District of Massachusetts under the caption: In re: Pharmaceutical Industry AWP Litigation, MDL 1456. The Illinois case, which was a previously dismissed case brought against a former subsidiary of the Company that manufactured generic pharmaceutical products and numerous other manufacturers, was subsequently reinstated. The trial court had dismissed the case on the ground that the plaintiff, the State of Illinois, does not reimburse for generic products based on AWP and that there was, therefore, no factual basis to keep the generic manufacturers in the suit. The state subsequently filed a Second Amended Complaint, and the generic manufacturers again moved to dismiss. The court denied that motion on September 8, 2008. A motion to dismiss was filed in the State of Utah case and the court recently ruled that the state had not pled its complaint with sufficient particularity. It allowed the state to amend its complaint within 45 days, consistent with the court’s opinion.

A total of 49 New York counties and the City of New York have filed AWP actions naming the Company and numerous other pharmaceutical manufacturers as defendants. All of these actions were removed to federal court, and 46 of the cases have been transferred to the MDL proceedings, where they have joined in a Consolidated Complaint, filed in June 2005, that asserts statutory and common law claims for damages suffered as a result of alleged overcharging for prescription medication paid for by Medicaid. The claims of the three remaining counties (Erie, Oswego and Schenectady) were remanded to state court and have now been consolidated at the state level; they will be assigned to a single judge in New York Supreme Court, Erie County.

Other Pricing Litigation

The Company is one of numerous defendants named in a putative class action lawsuit, County of Santa Clara v. Astra USA, Inc., et al., No. C 05 3740-WHA, U.S.D.C, N.D. Cal., allegedly filed on behalf of entities covered under Section 340B of the Public Health Service Act, 42 U.S.C. §256b (Section 340B). Section 340B requires that certain pricing discounts be provided to charitable institutions and provides methods for the calculation of those discounts. Plaintiff alleges that each defendant violated these statutory pricing guidelines and breached the Pharmaceutical Pricing Agreement that it entered into with Centers for Medicare & Medicaid Services, to which the applicable plaintiff is not a party. The complaint seeks an accounting, damages for breach of contract as a third-party beneficiary and unjust enrichment damages. Plaintiff requests a judgment requiring defendants to disclose their Best Prices (as defined under the Medicaid Drug Rebate statute) and Section 340B ceiling prices and injunctive relief. On February 14, 2006, the District Court granted defendants’ motion to dismiss all four of plaintiff’s causes of action but allowed plaintiff 15 days to attempt to replead its California False Claims Act cause of action with more specificity. Plaintiff did so, and defendants moved to dismiss the amended complaint, which was dismissed by the court in its entirety without leave to amend on May 17, 2006. Plaintiff filed a motion for leave to file a third amended complaint, which motion was denied on July 28, 2006, and the case was dismissed with prejudice. On appeal, the United States Court of Appeals for the Ninth Circuit reversed the trial court’s dismissal and remanded the case for further proceedings. The sole issue on appeal was whether covered §340B entities are “intended third-party beneficiaries” of the

54
Wyeth

Pharmaceutical Pricing Agreements between the U.S. Secretary of Health and Human Services (HHS) and each of the defendant pharmaceutical manufacturers. The Ninth Circuit ruled that covered §340B entities are such beneficiaries and therefore have the right to sue for reimbursement of allegedly excess payments; they were not, however, entitled to challenge as false or inaccurate the reported Average Manufacturer Prices (AMP) reported to HHS for each drug. Upon remand, the district court entered a protective order precluding discovery into the calculation of defendants’ AMPs, but then sua sponte certified the question of the scope of allowable discovery for interlocutory appeal to the Ninth Circuit. The Ninth Circuit has now accepted that appeal, and briefing will take place during the second quarter of 2009.

Government Investigations

Since 2005, the Company and current and former employees of the Company have been served with a series of subpoenas from the United States Attorney’s Office for the District of Massachusetts seeking documents and testimony relating to the Company’s promotional practices with respect to Protonix, as well as the Company’s pricing of Protonix oral tablets and I.V. products and Premarin (including the Company’s quarterly calculations of the AMP and Best Price for Protonix oral tablets and I.V. products and the baseline AMP for Premarin). AMP (as defined under the Medicaid Drug Rebate statute) and Best Price are used to calculate rebates due to state Medicaid programs from the Company under that statute. Numerous current and former employees of the Company and one non-employee consultant have testified before the grand jury. The Company is producing documents responsive to the subpoenas on a rolling basis and is continuing to cooperate with the investigation. In addition, on October 1, 2008, the Company received a shareholder demand, made pursuant to Delaware corporate law, to inspect the books and records of the Board of Directors for the period from January 1, 2000 to date insofar as they relate to this grand jury investigation.

In March 2007, Wyeth received two subpoenas from the Office of the Delaware Attorney General requesting information relating to sales by the Company under the Nominal Pricing exception to the Medicaid Drug Rebate Best Price regulations. On various occasions, the Company sold certain of its products, including Protonix, Premarin and others, at nominal prices. Similarly, in March 2008, Wyeth received a letter from the Office of the Michigan Attorney General requesting documents related to any nominal pricing agreements concerning Wyeth for the period January 1, 1999 to date. Information was provided to these states in accordance with these requests. Since that time, the Office of the Delaware Attorney General has indicated that it is conducting its investigation on behalf of itself and several other states under the umbrella of the National Association of Medicaid Fraud Units in coordination with the Department of Justice. Those investigations are ongoing.

Qui Tam Litigation

On December 1, 2008, the United States District Court for the District of Massachusetts granted the relator’s Fed. R. Civ. P. Rule 41(a) Notice of Voluntary Dismissal Without Prejudice and Request for Court Approval in United States ex rel. Antone, et al. v. McKesson Corporation, et al., No. 03-11984-RWZ (U.S.D.C., D. Ma.), a qui tam action alleging violations of the federal False Claims Act (FCA) and of the FCAs of 15 states named as plaintiffs, including Illinois and Texas. The Company along with several other pharmaceutical manufacturers and other entities were named as defendants in the complaint, in which the relator alleged that the defendants engaged in a fraudulent repackaging scheme that defrauded the states’ Medicaid programs. The United States Attorney’s Office, District of Massachusetts, declined to intervene in this matter, and the case was dismissed.

On February 10, 2009, the United States District Court for the District of Massachusetts unsealed portions of a qui tam complaint that includes the Company as a defendant (not including the name of the relator who originally filed the case). United States ex rel.              v. Amgen, et al. Civil Action No. 06-10972WGY. The allegations in the complaint relate principally to another company’s alleged off-label promotion of two prescription drugs, one of which (Enbrel) is co-marketed by the Company. To date, the Department of Justice has not made a decision as to whether to intervene in this matter, and it has not sought any information from the Company.

55
Wyeth

Contract Litigation

Trimegestone. The Company is the named defendant in a breach of contract lawsuit brought by Aventis in the Commercial Court of Nanterre in France arising out of an October 12, 2000 agreement between the Company and Aventis relating to the development of hormone therapy drugs utilizing Aventis’ trimegestone (TMG) progestin. In the 2000 agreement, the Company agreed to develop, manufacture and sell two different hormone therapy products: a product combining Premarin with TMG and a product combining 17 beta-estradiol and TMG, referred to as Totelle. The Company terminated the agreement in December 2003. Plaintiff alleges that the termination was improper and seeks monetary damages in the amount of $579 million, as well as certain injunctive relief to ensure continued marketing of Totelle, including compelling continued manufacture of the product and the compulsory licensing of Totelle trademarks. The Company believes that the termination was proper and in accordance with the terms of the agreement. On January 13, 2009, a three-judge tribunal rendered its decision in favor of the Company. Aventis has filed an appeal from the Commercial Court’s decision.

Antitrust Matters

K-Dur 20. In 2001, plaintiffs claiming to be direct and indirect purchasers of K-Dur 20, a potassium chloride product manufactured by Schering-Plough Corporation (Schering), filed numerous lawsuits in federal and state courts throughout the United States challenging as anticompetitive the Company’s 1998 settlement of certain patent litigation between Schering and ESI Lederle, a former division of the Company, which had sought approval to market a generic version of K-Dur 20. These lawsuits followed the issuance of an administrative complaint by the Federal Trade Commission (FTC) in which similar allegations were made. The Company settled with the FTC in April 2002. The settlement of the FTC action was not an admission of liability, did not involve any payment of money, and was entered to avoid the costs and risks of litigation in light of the Company’s previously announced exit from the oral generics business.

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

Currently, the Company is aware of approximately 45 private antitrust lawsuits that have been filed against the Company based on the 1998 patent case settlement. Many of these lawsuits were consolidated and coordinated as part of multi-district federal litigation in the United States District Court for the District of New Jersey, In re K-Dur Antitrust Litigation, MDL 1419, U.S.D.C., D.N.J. Two of the cases were brought by or on behalf of direct purchasers of K-Dur. The Company has settled both of these cases, one of which was brought on behalf of a national class of direct purchasers and the other of which was brought by various direct purchasers that had opted out of the direct purchaser class action.

In all of the other cases, plaintiffs claim to be indirect purchasers or end payors of K-Dur 20 or to be bringing suit on behalf of such indirect purchasers and seek to certify either a national class of indirect purchasers or classes of indirect purchasers from various states. These complaints seek various forms of relief, including damages in excess of $100 million, treble damages, restitution, disgorgement, declaratory and injunctive relief, and attorneys’ fees. Approximately half of these cases were filed in various federal courts. In April 2008, plaintiffs in these federal indirect purchaser cases voluntarily dismissed their claims following the federal court’s decision denying their motion for class certification.

56
Wyeth

The remaining indirect purchaser cases were filed in various state courts around the country. Some of these state court cases have been dismissed, while some of these cases, which seek certification of various indirect purchaser classes, remain pending. There are currently 17 state court cases pending. The Florida Attorney General’s Office has initiated an inquiry into whether the Company’s settlement with Schering violated Florida’s antitrust laws. The Company has provided documents and information sought by the Attorney General’s Office.

Miscellaneous. The Company has been named as a defendant, along with other pharmaceutical manufacturers, in a civil action pending in California Superior Court in Alameda County, alleging that the defendant companies violated California law by engaging in a price fixing conspiracy that was carried out by, among other allegations, efforts to charge more for their prescription drugs sold in the United States than the same drugs sold in Canada, Clayworth v. Pfizer, et al., No. RG04-172428, Super. Ct., Alameda Cty., CA. The Trial Court overruled defendants’ demurrer to the Third Amended Complaint and held that plaintiffs’ conspiracy claims are adequately alleged. The Trial Court sustained the demurrer with respect to unilateral price discrimination claims. Defendants answered the Third Amended Complaint on July 15, 2005. Defendants moved for summary judgment in September 2006. The Trial Court granted defendants’ motion for summary judgment and entered judgment on January 4, 2007. Plaintiffs’ appeal to the Court of Appeal of the State of California, First Appellate District, was denied on July 25, 2008. Plaintiffs filed a petition for review in the California Supreme Court, which was granted on November 19, 2008.

The Company has been named as a defendant, along with other pharmaceutical manufacturers, wholesalers, two individuals from wholesaler defendant McKesson, and a wholesaler trade association, in a civil action filed in federal district court in New York by RxUSA Wholesale, Inc., RxUSA Wholesale, Inc. v. Alcon Labs, et al., No. CV-06-3447, U.S.D.C., E.D.N.Y. Plaintiff RxUSA Wholesale alleges, in relevant part, that the pharmaceutical manufacturer defendants individually refused to supply plaintiff with their respective pharmaceutical products and also engaged in a group boycott of plaintiff in violation of federal antitrust laws and New York state law. The complaint seeks treble damages, declaratory and injunctive relief, as well as attorneys’ fees. Defendants have moved to dismiss the Complaint. The motion is pending.

The Company was named as a defendant, along with its marketing partner on Protonix, Altana (since acquired by Nycomed), in a lawsuit filed in federal court in New Jersey, by two direct purchasers of Protonix, purporting to represent a putative class of direct purchasers of Protonix. Dik Drug Company, et al. v. Altana Pharma AG, et al., Civil Action No. 07-5849 (JLL/CCC), U.S.D.C., D.N.J. Plaintiffs allege that the Company and Altana have violated the federal antitrust laws by engaging in a scheme to block generic competition to Protonix, including procuring the patent that covers the active ingredient in Protonix, pantoprazole, by fraud on the United States Patent and Trademark Office and wrongfully listing the patent in the Orange Book. Plaintiffs further allege that the Company and Altana instituted baseless patent infringement litigation against two potential generic competitors to keep a lower-priced substitute from the market. The complaint seeks treble damages, declaratory relief and costs, including attorneys’ fees. In addition, two actions have been brought against the Company, Altana and Nycomed by indirect purchasers of Protonix, purporting to represent putative national classes of indirect purchasers of Protonix. Fawcett v. Altana, et al., Civil Action No. 07-6133 (JLL), and Painters’ District Council No. 30 v. Altana, et al., Civil Action No. 07-6150 (JLL). Both actions have been filed in federal court in New Jersey. Plaintiffs in these actions allege various violations of federal and state antitrust laws, as well as violations of various state consumer protection statutes. Like plaintiffs in the Dik Drug case, these plaintiffs allege that defendants engaged in a course of anticompetitive conduct intended to secure an unlawful monopoly through procurement of an unenforceable patent and to extend that alleged unlawful monopoly by preventing entry of generics. The complaints seek declaratory and injunctive relief, damages, as well as restitution, disgorgement, constructive trust and unjust enrichment. All three antitrust cases have been consolidated and stayed pending resolution of the underlying patent litigation.

57
Wyeth

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

Regulatory Proceedings

Effexor Proceedings

In April 2003, a petition was filed with the FDA by a consultant on behalf of an unnamed client seeking the FDA’s permission to submit an ANDA for venlafaxine extended release tablets utilizing the Company’s Effexor XR (extended release capsules) capsules as the reference product. Such permission is required before a generic applicant may submit an ANDA for a product that differs from the reference product in dosage form or other relevant characteristics. In August 2003, the Company submitted comments on this petition, raising a number of safety, efficacy and patient compliance issues that could not be adequately addressed through standard ANDA bioequivalence studies and requested the FDA to deny the petition on this basis. In March 2005, the FDA granted the petition. In April 2005, the Company requested that the FDA reconsider its decision to grant the petition and stay any further agency action. However, as noted above, after accepting the filing of an ANDA from Sun for venlafaxine extended release tablets referencing Effexor XR (extended release capsules) in August 2007, the FDA ruled in November 2008 that the Sun ANDA must be withdrawn on the ground that its proper reference drug should be Osmotica’s venlafaxine extended release tablet product, not Effexor XR (extended release capsules) (see Patent Litigation – Effexor Litigation). As part of that ruling, the FDA stated that the outcome made it unnecessary to address the issues raised in the Company’s petition for reconsideration.

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

Zosyn Proceedings

In November 2005, Sandoz Inc. (Sandoz) filed a petition with the FDA requesting a determination that the Company’s previous formulation of Zosyn (piperacillin and tazobactam for injection) had not been discontinued for reasons of safety and effectiveness and requesting the FDA’s permission to submit ANDAs referencing the discontinued formulation. In January 2006, the Company submitted a comment requesting the FDA to deny the Sandoz petition on the grounds that (1) proposed generic products are not legally permitted to use discontinued formulations of existing products as reference drugs and (2) approval of a generic version of Zosyn that lacks the inactive ingredients in the current formulation of Zosyn would be contrary to FDA regulations and the public health. The matter is pending before the FDA.

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

58
Wyeth

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

In December 2008 and January 2009, the Company received notice that five generic companies each have filed ANDAs seeking FDA approval to market generic versions of Zosyn. These notices alleged that the generic products do not infringe the Company’s patents. The Company is investigating these allegations. The Company believes that these ANDAs relate to the prior formulation of Zosyn.

Consent Decree

The Company’s Wyeth Pharmaceuticals division, a related subsidiary, and an executive officer of the Company are subject to a consent decree entered into with the FDA in October 2000 following the seizure in June 2000 from the Company’s distribution centers in Tennessee and Puerto Rico of a small quantity of certain of the Company’s products then manufactured at the Company’s Marietta, Pennsylvania facility. The seizures were based on FDA allegations that certain of the Company’s biological products were not manufactured in accordance with current Good Manufacturing Practices (cGMP) at the Company’s Marietta and Pearl River, New York facilities. The consent decree, which has been approved by the United States District Court for the Eastern District of Tennessee, does not represent an admission by the Company or the executive officer of any violation of the U.S. Federal Food, Drug, and Cosmetic Act or its regulations. As provided in the consent decree, an expert consultant conducted a comprehensive inspection of the Marietta and Pearl River facilities, and the Company has identified various actions to address the consultant’s observations. As of September 1, 2005, the Company had ceased manufacturing operations at its Marietta facility, decommissioned such facility and sold such facility to another company. On January 12, 2007, based on the Company’s completion of the corrective actions identified by the expert consultant for the Pearl River facility, the expert consultant’s certification of such completion, and the corrective actions completed by the Company following the FDA’s inspection of the Pearl River facility in August 2006, the FDA issued a letter pursuant to the consent decree confirming that the Pearl River facility appears to be operating in conformance with applicable laws and regulations and the relevant portions of the consent decree. As a result, there is no longer a requirement for review by the expert consultant of a statistical sample of the manufacturing records for approved biological product prior to distribution of individual lots. The consent decree now requires the Pearl River facility to undergo a total of four annual inspections by an expert consultant to assess its continued compliance with cGMPs and the consent decree. The first two such inspections have been completed, and in both instances, the expert consultant found the facility to be operating in a state of cGMP compliance.

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

59
Wyeth

MPA Matter

The Company’s Wyeth Medica Ireland (WMI) subsidiary has received a Statement of Claim filed in the Irish High Court in Dublin by Schuurmans & Van Ginneken, a Netherlands-based molasses and liquid storage concern. Plaintiff claims it purchased sugar water allegedly contaminated with medroxyprogesterone acetate (MPA) from a WMI sugar water manufacturing effluent that was to have been disposed of by a third party. Plaintiff originally sought compensation in the amount of approximately €115 million for the contamination and disposal of up to 26,000 tons of molasses allegedly contaminated with MPA and for compensation on behalf of an unspecified number of its animal feed customers who are alleged to have used contaminated molasses in their livestock feed formulations. During discovery in 2008, plaintiff further particularized its losses as totaling approximately €24 million, exclusive of interest and legal fees. WMI has provided plaintiff bank guarantees in the amount of €28.6 million as security for the amounts claimed by plaintiff in its Statement of Claim. WMI also is subject to a number of other lawsuits seeking damages relating to alleged contamination of pigs with MPA.

In November 2006, WMI was served with criminal summonses charging WMI with 18 violations of the Waste Management Act and WMI’s Integrated Pollution Prevention and Control License in connection with five specifically identified shipments of MPA-contaminated sugar water waste from WMI’s Newbridge, Ireland facility. The Company thereupon initiated proceedings in the Irish High Court in Dublin challenging the right of the Director of Public Prosecutions (DPP) and the Irish Environmental Protection Agency to prosecute the alleged violations of WMI’s Integrated Pollution Prevention and Control License. WMI’s challenge was denied by the High Court, and WMI then appealed the High Court’s decision to the Supreme Court of Ireland, where the matter is now pending. The criminal prosecution of the five summonses alleging breach of WMI’s Integrated Pollution Prevention and Control License and, in effect, the entire prosecution in the local Circuit Court have been stayed pending resolution of the Supreme Court appeal.

Tax Matters

In 2002, a Brazilian Federal Public Attorney sought to contest a 2000 decision by the Brazilian First Board of Tax Appeals, which had found that the capital gain of the Company from its divestiture of its oral health care business was not taxable in Brazil. In current U.S. dollars, the claim is for approximately $124 million. The Company has timely filed a response in this action; and, other than procedural activities, no further action has been taken with respect to the Company in this matter.

Commitments

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2008 were as follows:

(In thousands)
2009	$123,900
2010	98,400
2011	81,000
2012	67,000
2013	54,300
Thereafter	96,700
Total rental commitments	$521,300

60
Wyeth

Rental expense for all operating leases was $176.7 million, $182.4 million and $163.9 million in 2008, 2007 and 2006, respectively.

Other

As part of its business, the Company has made and will continue to make significant investments in assets, including inventory, plant and equipment, which relate to potential new products and potential changes in manufacturing processes or reformulations of existing products. The Company’s ability to realize value on these investments is contingent on, among other things, regulatory approval and market acceptance of these new products, process changes and reformulations. In addition, several of the Company’s existing products are nearing the end of their compound patent terms. If the Company is unable to find alternative uses for the assets supporting these products, these assets may need to be evaluated for impairment and/or the Company may need to incur additional costs to convert these assets to an alternate use. The Company’s productivity initiatives may involve the acceleration of the impairment of these assets and/or the incurrence of additional costs to convert these assets to alternate uses. Earlier than anticipated generic competition for these products also may result in excess inventory and associated charges.

16. Company Data by Segment

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

The Pharmaceuticals segment develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutritional products. Products include neuroscience therapies, musculoskeletal therapies, vaccines, nutritional products, anti-infectives, women’s health care products, hemophilia treatments, gastroenterology drugs, immunological products and oncology therapies.

The Consumer Healthcare segment develops, manufactures, distributes and sells OTC health care products that include pain management therapies, including analgesics and heat wraps, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal care and personal care items.

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

The accounting policies of the segments described above are the same as those described in “Summary of Significant Accounting Policies” in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments based on income (loss) before income taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains/losses on investments in marketable securities and other corporate assets, certain litigation provisions, net productivity initiatives charges and other miscellaneous items.

61
Wyeth

Company Data by Reportable Segment

(In millions) Year Ended December 31,	2008	2007	2006
Net Revenue by Principal Products
Pharmaceuticals:
Effexor	$3,927.9	$3,793.9	$3,722.1
Prevnar	2,715.5	2,439.1	1,961.3
Enbrel
Outside U.S. and Canada	2,592.9	2,044.6	1,499.6
Alliance Revenue - U.S. and Canada	1,204.7	999.8	919.0
Nutritionals	1,633.9	1,443.0	1,200.8
Zosyn/Tazocin	1,264.0	1,137.2	972.0
Premarin family	1,070.4	1,055.3	1,050.9
Hemophilia family	950.1	767.5	663.2
Protonix family(1)	806.4	1,911.2	1,795.0
Other	2,859.6	3,030.4	3,100.3
Total Pharmaceuticals	19,025.4	18,622.0	16,884.2
Consumer Healthcare	2,720.6	2,736.1	2,530.2
Animal Health	1,087.9	1,041.7	936.3
Total	$22,833.9	$22,399.8	$20,350.7
Income (Loss) before Income Taxes
Pharmaceuticals	$6,651.4	$6,164.5	$5,186.4
Consumer Healthcare	482.7	519.2	516.2
Animal Health	195.7	194.1	163.7
Corporate(2)	(991.7)	(421.1)	(436.4)
Total(2)	$6,338.1	$6,456.7	$5,429.9
Depreciation and Amortization Expense
Pharmaceuticals	$878.1	$800.5	$719.9
Consumer Healthcare	38.5	35.1	20.0
Animal Health	44.1	32.6	32.7
Corporate	46.9	50.5	30.4
Total	$1,007.6	$918.7	$803.0
Expenditures for Long-Lived Assets(3)
Pharmaceuticals	$1,218.2	$1,410.6	$1,228.3
Consumer Healthcare	366.9	72.2	35.3
Animal Health	43.6	42.4	37.2
Corporate	80.3	84.5	72.0
Total	$1,709.0	$1,609.7	$1,372.8
Total Assets
Pharmaceuticals	$19,042.4	$18,814.9	$17,171.6
Consumer Healthcare	2,081.1	1,833.4	1,492.9
Animal Health	1,538.3	1,569.4	1,430.0
Corporate	21,369.9	20,499.6	16,384.2
Total	$44,031.7	$42,717.3	$36,478.7

62
Wyeth

Company Data by Geographic Segment

(In millions) Year Ended December 31,	2008	2007	2006
Net Revenue from Customers(4)
United States	$10,714.6	$11,637.7	$11,054.4
United Kingdom	1,114.6	1,083.2	999.5
Other international	11,004.7	9,678.9	8,296.8
Total	$22,833.9	$22,399.8	$20,350.7
Long-Lived Assets(3)(4)
United States	$8,139.3	$8,211.2	$8,075.9
Ireland	3,816.6	3,902.3	3,435.9
Other international	3,925.7	3,833.3	3,290.3
Total	$15,881.6	$15,946.8	$14,802.1

(1)	Protonix family net revenue for 2008 reflects revenue from both the branded product, $394.9, and the Company’s own generic version, $411.5, which was introduced in January 2008 in response to the “at risk” launch of infringing generic products. See Note 15 for discussion of Protonix litigation.

(2)	2008, 2007 and 2006 Corporate included net charges of $467.0, $273.4 and $218.6, respectively, relating to the Company’s productivity initiatives (see Note 3).

(3)	Long-lived assets consist primarily of property, plant and equipment, goodwill, other intangibles and other assets, excluding deferred taxes, net investments in equity companies and various financial assets.

(4)	Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no other country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer.

17. Merger Agreement with Pfizer

On January 26, 2009, the Company announced it had entered into a definitive merger agreement with Pfizer, a Delaware corporation, and a wholly owned Delaware subsidiary of Pfizer. Pursuant to the merger agreement and subject to the conditions set forth therein, the Pfizer subsidiary will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Pfizer.

As a result of the merger, each outstanding share of the Company’s common stock, other than shares of restricted stock (for which holders will be entitled to receive cash consideration pursuant to separate terms of the merger agreement), and shares of common stock held directly or indirectly by the Company or Pfizer (which will be canceled as a result of the proposed merger), and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $33.00 in cash, without interest, and 0.985 validly issued, fully paid and non-assessable shares of common stock of Pfizer. Under the terms of the merger agreement, in the event that the number of shares of common stock of Pfizer issuable as a result of the merger would exceed 19.9% of the outstanding shares of common stock of Pfizer immediately prior to the closing of the merger, the stock portion of the merger consideration will be reduced so that no more than 19.9% of the outstanding shares of common stock of Pfizer become issuable in the merger, and the cash portion of the merger consideration will be increased by a corresponding amount.

The completion of the merger is subject to certain conditions, including, among others (i) adoption of the merger agreement by the Company’s stockholders, (ii) the absence of certain legal impediments to the consummation of the merger, (iii) the expiration or termination of the applicable waiting period

63
Wyeth

under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining antitrust approvals in certain other jurisdictions, (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Company and Pfizer, respectively, and compliance by the Company and Pfizer with their respective obligations under the merger agreement, (v) declaration of the effectiveness by the Securities and Exchange Commission of the Registration Statement on Form S-4 to be filed by Pfizer, and (vi) the lenders providing Pfizer with debt financing in connection with the merger shall not have declined to provide such financing at closing due to the occurrence of a Parent Material Adverse Effect (as defined in the merger agreement) or due to Pfizer failing to obtain (A) an unsecured long-term obligations rating of at least “A2” (with stable (or better) outlook) and a commercial paper credit rating of at least “P-1” (which rating shall be affirmed) from Moody’s and (B) a long-term issuer credit rating of at least “A” (with stable (or better) outlook) and a short-term issuer credit rating of at least “A-1” (which rating shall be affirmed) from S&P Ratings Group (it being understood that an unsecured long-term obligations rating of higher than “A2” and a long-term issuer credit rating of higher than “A” shall satisfy the foregoing condition, as applicable, irrespective of whether or not such rating(s) are subject to “negative watch” or “negative outlook”) (the Specified Financing Condition).

A copy of the joint press release announcing the transaction was filed as an exhibit to the Company’s Current Report on   Form 8-K filed with the Security and Exchange Commission on January 26, 2009. A copy of the merger agreement was filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 29, 2009.

There are no assurances that the proposed transaction with Pfizer will be consummated on the expected timetable (during the second half of 2009) or at all. The merger agreement contains specified termination rights for the parties. If the merger agreement is terminated in certain circumstances where the Company receives an acquisition proposal that the Board of Directors of the Company determines is, or is reasonably likely to lead to, a Superior Proposal (as defined in the merger agreement), then the Company would be required to pay Pfizer a termination fee of (i) $1.5 billion if such proposal is received during the first 30 days following execution of the merger agreement or (ii) $2.0 billion if such proposal is received after the first 30 days following execution of the merger agreement. The Company would also be required to pay Pfizer a termination fee of $2.0 billion if (1) the merger agreement is terminated due to either the failure of the Company’s shareholders to approve the merger or the Company’s breach of the merger agreement, and, in each case, certain additional circumstances occur, and (2) within 12 months following such termination, the Company enters into a definitive agreement with a third party with respect to certain extraordinary transactions or certain extraordinary transactions are consummated. In addition, if as a result of an Intervening Event (as defined in the merger agreement) the Company’s Board of Directors changes its recommendation that its shareholders approve the merger, then Pfizer could terminate the merger agreement, in which case the Company would be required to pay Pfizer a $2.0 billion termination fee and reimburse Pfizer for up to $700.0 million of expenses incurred by Pfizer in connection with the merger.

If all conditions to the merger agreement are satisfied other than the Specified Financing Condition and Pfizer does not consummate the merger within the period specified in the merger agreement, then the merger agreement may be terminated by the Company, in which case Pfizer would be required to pay the Company a termination fee of $4.5 billion.

64
Wyeth

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wyeth:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 9 and 11 to the consolidated financial statements, the Company changed the manner in which it accounts for pensions and other postretirement benefits in 2006 and the manner in which it accounts for uncertainty in income taxes in 2007.

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

65
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

February 26, 2009

66
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

Our Audit Committee is comprised of non-employee members of the Board of Directors, all of whom are independent from our Company. The Committee charter, which is published on our Internet Web site (www.wyeth.com), outlines the members’ roles and responsibilities and is consistent with current U.S. securities laws and regulations and New York Stock Exchange guidelines. It is the Audit Committee’s responsibility to appoint the independent registered public accounting firm subject to stockholder ratification; approve audit, audit-related, tax and other services performed by the independent registered public accounting firm; and review the reports submitted by them. The Audit Committee meets regularly during the year with management, the internal auditors and the independent registered public accounting firm to discuss audit activities, internal control and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the Audit Committee.

We are dedicated to maintaining the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate. Our culture demands integrity and an unyielding commitment to strong internal control over financial reporting. In addition, we are confident in our financial reporting, our underlying system of internal control and our people, who are expected to operate at the highest level of ethical standards pursuant to our Code of Conduct. Finally, we have personally executed all certifications required to be filed with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the regulations thereunder regarding the accuracy and completeness of the consolidated financial statements. In addition, in 2008, we provided to the New York Stock Exchange the annual CEO certification regarding the Company’s compliance with the New York Stock Exchange’s corporate governance listing standards.

67
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

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based upon criteria set forth in Internal Control – Integrated Framework issued by COSO. Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements included herein, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 and has issued its written attestation report on the Company’s internal control over financial reporting, which precedes this report.

Bernard Poussot	Gregory Norden
Chairman, President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

68
Wyeth

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter 2008	Second Quarter 2008	Third Quarter 2008	Fourth Quarter 2008
Net revenue	$5,710,649	$5,945,358	$5,829,582	$5,348,319
Gross profit	4,148,636	4,261,421	4,258,115	3,917,969
Net income	1,196,947	1,122,094	1,138,407	960,385
Diluted earnings per share	0.89	0.83	0.84	0.71

(In thousands except per share amounts)	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007
Net revenue	$5,368,686	$5,648,050	$5,619,536	$5,763,526
Gross profit	3,894,175	4,117,873	4,001,955	4,072,108
Net income	1,254,104	1,198,521	1,145,905	1,017,430
Diluted earnings per share	0.92	0.87	0.84	0.75

Market Prices of Common Stock and Dividends

	2008 Range of Prices*			2007 Range of Prices*
	High	Low	Dividends Paid per Share	High	Low	Dividends Paid per Share
First quarter	$48.84	$38.39	$0.28	$52.25	$47.75	$0.26
Second quarter	48.72	41.21	0.28	62.20	50.51	0.26
Third quarter	49.80	35.80	0.28	58.00	43.65	0.26
Fourth quarter	38.80	28.06	0.30	49.54	43.65	0.28

*	Prices are those of the New York Stock Exchange — Composite Transactions.

69
Wyeth

Performance Graph (Unaudited)

The following graph shows the value as of December 31, 2008 of a $1,000 investment in the Company’s common stock as if made on December 31, 2003 (with dividends reinvested), as compared with similar investments based on (i) the value of the S&P 500 Index (with dividends reinvested) and (ii) the value of a market-weighted Peer Group Index composed of the common stock of Abbott Laboratories, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc., Schering-Plough Corporation and Wyeth, in each case on a “total return” basis assuming reinvestment of dividends. The stock performance shown below is not necessarily indicative of future performance.

70
Wyeth

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements. When reviewing the commentary below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described in “Item 1A. RISK FACTORS” in our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this 2008 Financial Report or implied by past results and trends. We encourage you to review the examples of our forward-looking statements under the heading “Cautionary Note Regarding Forward-Looking Statements.” These statements, like all statements in this 2008 Financial Report, speak only as of their date (unless another date is indicated), and we undertake no obligation to update or revise these statements in light of future developments.

Overview

Our Business

Wyeth is one of the world’s largest research-based pharmaceutical and health care products companies and is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, nutritional products, over-the-counter (OTC) products and animal health products.

Our principal strategy for success is creation of innovative products. We strive to produce first-in-class and best-in-class therapies for significant unmet medical needs by leveraging our breadth of knowledge and our resources across three principal scientific development platforms: small molecules, biopharmaceuticals and vaccines.

On January 26, 2009, we announced that we had entered into a merger agreement with Pfizer Inc. (Pfizer) and a wholly owned subsidiary of Pfizer, pursuant to which the Pfizer subsidiary will merge with and into our company, with our company surviving as a wholly owned subsidiary of Pfizer. Under the terms of the merger agreement, each outstanding share of our common stock, other than shares of restricted stock (for which holders will be entitled to receive cash consideration pursuant to separate terms of the merger agreement), and shares of common stock held directly or indirectly by us or Pfizer (which will be canceled as a result of the proposed merger), and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $33.00 in cash, without interest, and 0.985 shares of common stock of Pfizer. The proposed merger has been approved by the Board of Directors of both companies and remains subject to approval by our stockholders, as well as certain additional conditions and approvals of various regulatory authorities. There are no assurances that the proposed merger with Pfizer will be consummated on the expected timetable (during the second half of 2009) or at all. The announcement of the proposed merger, whether or not consummated, may result in a loss of key personnel, may impact our relationships with third parties and may disrupt our sales and marketing, research and development, productivity initiatives or other key business activities, which may have an impact on our financial performance. The merger agreement generally requires us to operate our business in the ordinary course pending consummation of the merger, but includes certain contractual restrictions on the conduct of our business that may affect our ability to execute on our business strategies and attain our financial goals. Unless stated otherwise, all forward-looking information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations does not take into account or give any effect to the impact of our proposed merger with Pfizer. See Note 17 to our consolidated financial statements, “Merger Agreement with Pfizer,” contained in this 2008 Financial Report for additional details.

71
Wyeth

In 2008, we achieved billion dollar or multibillion dollar revenue status in six of our product lines: Effexor, Prevnar, Enbrel, our nutritional products, Zosyn, and our Premarin family of products. In addition, we received regulatory approvals for three new products. In February, the U.S. Food and Drug Administration (FDA) approved Xyntha (Antihemophilic Factor [Recombinant], Plasma/Albumin-Free), a recombinant factor VIII product for patients with hemophilia A for both the control and prevention of bleeding episodes and surgical prophylaxis, and Pristiq (desvenlafaxine), a structurally novel, once-daily serotonin-norepinephrine reuptake inhibitor, to treat adult patients with major depressive disorder (MDD). In April, we and our collaboration partner, Progenics Pharmaceuticals, Inc. (Progenics), received FDA approval for Relistor (methylnaltrexone) for subcutaneous injection for the treatment of opioid-induced constipation in advanced-illness patients who are receiving palliative care when response to laxative therapy has not been sufficient. We and Progenics also have received approval from the European Commission and Health Canada for Relistor subcutaneous injection for the same indication. In December, a Marketing Authorization Application (MAA) was submitted to European regulators for approval to market Prevnar 13, the tradename for our investigational 13-valent pneumococcal conjugate vaccine, for the prevention of pneumococcal disease in infants and young children. We expect to complete our U.S. filing for pediatric use of the vaccine in the first quarter of 2009.

We believe that we now are the fourth largest biotechnology company in the world. In 2008, our revenue from biotechnology products, including vaccines, increased 17% over 2007 and comprised 43% of our total Pharmaceuticals revenue.

72
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

	Pharmaceuticals	Consumer Healthcare	Animal Health
% of 2008 Worldwide Net Revenue	83%	12%	5%

% of 2008 Segment Net Revenue Generated Outside U.S.	53%	49%	63%

Principal Business Operations	Develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutritional products	Develops, manufactures, distributes and sells over-the-counter health care products	Develops, manufactures, distributes and sells biological and pharmaceutical products for animals

Principal Product Categories	Neuroscience therapies, musculoskeletal therapies, vaccines, nutritional products, anti-infectives, women’s health care products, hemophilia treatments, gastroenterology drugs, immunological products and oncology therapies	Pain management therapies, including analgesics and heat wraps, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal care and personal care items	Vaccines, pharmaceuticals, parasite control (internal and external parasites) and growth implants

We also have a reportable Corporate segment primarily responsible for the audit, controller, treasury, tax and legal operations of our businesses. This segment maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to our overall management that are not allocated to the other reportable segments.

2008 Financial Highlights

•	Worldwide net revenue increased 2% to $22,833.9 million in 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide net revenue increased 1%;

•

Pharmaceuticals net revenue increased 2% in 2008 compared with 2007 and increased 1% excluding the favorable impact of foreign exchange. The increase reflects the strong performance of Enbrel, Prevnar, our nutritional products and Zosyn. New products Tygacil, Torisel and Pristiq also contributed to the increase in net revenue. These increases in net revenue were offset, in part, by lower sales of the Protonix family;

•

Consumer Healthcare net revenue decreased 1% in 2008 compared with 2007 and decreased 2% excluding the favorable impact of foreign exchange. New sales from the acquisition of ThermaCare and higher sales of Caltrate and Centrum were more than offset by lower sales of Advil, Alavert, Dimetapp and Robitussin and lost revenue due to the divestiture of Primatene in the 2008 third quarter; and

73
Wyeth

•

Animal Health net revenue increased 4% in 2008 compared with 2007 and increased 3% excluding the favorable impact of foreign exchange. The increase reflects higher sales of livestock and poultry products, partially offset by lower sales of companion animal and equine products.

2009 Outlook

In 2009, we expect continued growth in our key pharmaceutical franchises Enbrel, Prevnar and nutritional products, along with our new products Torisel, Tygacil, Pristiq and Relistor, which will more than offset the impact of generic competition for Effexor XR and Zosyn. However, due to the estimated year-to-year impact of foreign exchange, pension expense and net interest expense discussed below, we expect diluted earnings per share for 2009 to be within a range of $3.33 to $3.53. Although we continue to expect that our proposed merger with Pfizer will be consummated in the second half of the year, this range assumes stand-alone operation of our business for the full year. This range excludes charges expected to be incurred in connection with our productivity initiatives and any transaction costs related to the proposed merger with Pfizer. This range is wider than we have historically given due to the volatility of foreign exchange and the uncertainty of other global economic conditions.

This earnings per share outlook assumes that our 2009 overall financial results, compared with 2008, will be adversely impacted in a range of $0.25 to $0.35 per diluted share by the following factors:

•	An unfavorable year-to-year negative impact of foreign exchange, which will be only partially offset by the hedging program we have in place for certain currencies.

•

The decline in the market value of our pension assets, which will increase pension expense. The incremental pension expense for 2009 as compared to 2008 is estimated to be approximately $0.13 per diluted share.

•

The significant decline in interest rates on our cash and marketable securities portfolio, which will increase interest expense, net. Although ultimately determined by market conditions, lower marketable securities impairments in 2009 are expected to partially offset this reduction in interest income.

For an understanding of risks and uncertainties that could cause actual 2009 results to differ materially from our expectations, we encourage you to review the discussion under the caption “Our Challenging Business Environment” beginning on page 80 and the risks and uncertainties described in “Item 1A. RISK FACTORS” in our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

74
Wyeth

Our Principal Products

Set forth below is a summary of the 2008 net revenue performance of our principal products:

(Dollar amounts in millions)	2008 Net Revenue	% Increase/(Decrease) over 2007
Effexor	$3,927.9	4%
Prevnar	2,715.5	11%
Enbrel
Outside U.S. and Canada	2,592.9	27%
Alliance revenue - U.S. and Canada	1,204.7	20%
Nutritionals	1,633.9	13%
Zosyn/Tazocin	1,264.0	11%
Premarin family	1,070.4	1%
Hemophilia family	950.1	24%
Protonix family (includes our own generic)	806.4	(58)%

•

Effexor is our novel antidepressant for treating adult patients with MDD, generalized anxiety disorder, social anxiety disorder and panic disorder. Effexor remains our largest franchise and the number one selling antidepressant globally.

•

Prevnar is our vaccine for preventing invasive pneumococcal disease in infants and young children and is now available in 92 countries worldwide and included in 30 national immunization programs (NIP). We produced and released more than 55 million doses of Prevnar in 2008, a 21% increase over 2007 production. In 2008, we sold more than 47 million doses, an increase of 20% over doses sold in 2007, and we have sold an aggregate of more than 220 million doses since Prevnar was launched. Revenue growth for Prevnar in 2008 was largely driven by the full year impact of NIPs launched in 2007 (Belgium and Denmark) and the commencement of 11 new NIPs in 2008 (Bahrain, Barbados, Cyprus, Hungary, Ireland, New Zealand, Peru, Slovakia, South Africa, Spain and Uruguay). In the future, we will continue to pursue opportunities to secure additional NIPs and launch the product in new markets.

•

Enbrel is our treatment for rheumatoid arthritis, juvenile rheumatoid arthritis, psoriatic arthritis, plaque psoriasis and ankylosing spondylitis. We have exclusive rights to Enbrel outside the United States and Canada and co-promote Enbrel with Amgen Inc. (Amgen) in the United States and Canada. Enbrel is ranked fifth in global sales among all pharmaceutical products and is ranked first in total global sales among all biotech products. Enbrel is the first biologic with published clinical trial data that shows sustained improvements in multiple measures of efficacy in moderate to severe rheumatoid arthritis patients completing up to 10 years of therapy. The approval of competing products for the treatment of psoriasis in 2008 is expected to increase competition in this segment of the market in 2009.

•

Nutritionals includes our infant formula and toddler products S-26 Gold, Promil Gold and Progress Gold. We continue to expand into new markets, grow our business in the countries where we compete, particularly in key emerging markets such as China, and focus our

75
Wyeth

business on the premium sector of the market. Additionally, significant manufacturing capacity expansions currently are under way in the Asia/Pacific region to support our nutritionals business strategy.

•	Zosyn (Tazocin internationally), our broad-spectrum I.V. antibiotic, is the number one selling injectable antibiotic worldwide.

•	Our Premarin family of products remains the leading therapy to help women address moderate to severe menopausal symptoms.

•

Our Hemophilia franchise, which includes BeneFIX, ReFacto AF and Xyntha, provides state-of-the-art products that offer patients with this lifelong bleeding disorder the potential for a near-normal life.

•

Protonix (pantoprazole sodium) is our proton pump inhibitor for gastroesophageal reflux disease. Sales of Protonix were adversely affected during 2008 by the “at risk” launch of generic pantoprazole tablets in the United States. In response, we launched our own generic version of Protonix tablets in the 2008 first quarter.

See “Our Challenging Business Environment” beginning on page 80 for a discussion of certain competitive and other factors impacting, or that may impact, our principal products, including a discussion of generic competition for Effexor, Zosyn and Protonix.

Our Product Pipeline

Our continued success depends, in large part, on the discovery and development of new and innovative pharmaceutical products and additional indications for existing products.

During the 2008 fourth quarter, strategic initiatives were implemented to focus our future discovery research and development efforts on six key therapeutic areas and 27 disease areas. The therapeutic areas include: neuroscience, vaccines, inflammation, oncology, metabolism and musculoskeletal. Prior to this initiative, our discovery research and development focus stretched across 14 therapeutic areas and 54 disease areas. In hemophilia and infectious diseases, we will continue to provide for our product franchises on an opportunistic basis. While we are making these changes to our discovery research and development focus, we expect to continue our support of the products we have in preclinical and clinical development.

With respect to Tygacil (tigecycline), our innovative broad-spectrum I.V. antibiotic for serious, hospital-based infections, in May 2008, we received an approvable letter from the FDA with respect to our supplemental New Drug Application (NDA) supporting Tygacil as a treatment for community-acquired pneumonia and as a treatment for additional resistant pathogens in the approved complicated skin and skin structure infection and complicated intra-abdominal infection indications. In its letter, the FDA requested that, before the application could be approved, we provide additional analyses to support the safety and efficacy of Tygacil for the treatment of patients with community-acquired pneumonia with illness severe enough to require hospitalization, including those who are at higher risk of mortality, together with information regarding the risk/benefit of Tygacil relative to any potential liver toxicity. In September 2008, we submitted our complete response to the approvable letter, resulting in a new FDA action date in the 2009 first quarter. In April 2008, we withdrew our regulatory filing in the European Union (EU) for Tygacil for the treatment of community-acquired pneumonia based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) that our clinical data were not sufficient to allow the CHMP to conclude a positive risk/benefit balance in community-acquired pneumonia at this time. We commenced a new Phase 2 clinical trial of Tygacil for the treatment of hospital-acquired pneumonia in the fourth quarter of 2008.

76
Wyeth

Our NDA filing for Pristiq, a structurally novel, once-daily serotonin-norepinephrine reuptake inhibitor for the treatment of adult patients with MDD, was approved by the FDA in February 2008. FDA approval was subject to several post-marketing commitments. We began shipping Pristiq in April 2008 and conducted our full U.S. launch of the product in May 2008. In October 2008, as part of our global regulatory strategy and in consultation with the CHMP, we withdrew our central European MAA for desvenlafaxine for the treatment of MDD in adults and have chosen not to pursue it at this time. This decision was based on preliminary feedback from representatives of the CHMP that additional efficacy data for desvenlafaxine would be required for CHMP to recommend a positive opinion. We have received approval for Pristiq for the treatment of MDD in adults in nine countries, including the United States and Canada, and applications currently are pending in 28 additional markets.

With respect to our NDA filing with the FDA for Pristiq for the non-hormonal treatment of vasomotor symptoms associated with menopause, we received an approvable letter from the FDA in July 2007. In its letter, the FDA indicated that before the application could be approved, among other things, it would be necessary for us to provide additional data regarding the potential for serious adverse cardiovascular and hepatic effects associated with the use of Pristiq in this indication. The FDA requested that these data come from a randomized, placebo-controlled clinical trial of a duration of one year or more conducted in postmenopausal women. The requested clinical trial currently is under way and is expected to be completed in the first half of 2010. With respect to regulatory review of desvenlafaxine for the treatment of vasomotor symptoms in the EU, we believe additional data will be necessary to address questions raised by the CHMP regarding the risk/benefit profile of desvenlafaxine in this indication, which could include data from the new study requested by the FDA. As a result, in March 2008, we withdrew our MAA in the EU for this indication.

In November 2008, we terminated further development of Pristiq for fibromyalgia.

We and our collaboration partner, Progenics, are working to develop subcutaneous and/or oral formulations of Relistor for the treatment of opioid-induced constipation in settings outside of the palliative care setting (where we received approval from the FDA and the European Commission in 2008), such as for chronic pain. In addition, we and Progenics are studying the results of our Phase 3 studies of intravenous Relistor in the management of post-operative ileus to determine whether and how to continue development of an intravenous formulation for this indication.

In December 2008, we received a positive CHMP opinion with respect to our EU regulatory filing for Refacto AF (the EU trade name for Xyntha). We expect the decision of the European Commission during the 2009 first quarter and, if approved, anticipate launch in the second quarter of 2009. Xyntha/Refacto AF is a recombinant factor VIII product for patients with hemophilia A for both the control and prevention of bleeding episodes and surgical prophylaxis. Xyntha/Refacto AF is manufactured and formulated using an albumin-free process and state-of-the-art nanofiltration technology. It also is the only recombinant factor VIII product to utilize an entirely non-human and non-animal based purification process. Our NDA for Xyntha was approved by the FDA in February 2008, and we began shipping the product in the United States in September 2008.

With respect to Viviant (bazedoxifene), our selective estrogen receptor modulator for postmenopausal osteoporosis, the FDA has advised us that it expects to convene an advisory

77
Wyeth

committee to review our pending NDAs for both the treatment and prevention indications. We have received approvable letters with respect to each of these NDAs, in which, among other things, the FDA requested further analyses and discussion concerning the incidence of stroke and venous thrombotic events, identified certain issues concerning data collection and reporting, and requested additional source documents. We expect that the FDA-requested advisory committee meeting will be scheduled following submission of our complete response to the approvable letters with respect to the prevention and treatment indications, which we plan to file in 2009. In September 2007, we submitted our MAA in Europe for Viviant for the treatment and prevention of osteoporosis. During the ongoing review, the assessors have raised concerns similar to those of the FDA, as well as questions regarding non-clinical safety data. We submitted our response during the second half of 2008 and received a positive CHMP opinion in February 2009.

With respect to Aprela (bazedoxifene/conjugated estrogens), our tissue selective estrogen complex under development for menopausal symptoms and osteoporosis, we met with the FDA in early 2008 to review the results from our Phase 3 clinical trials and to discuss our planned NDA filing. While our discussions with the FDA are not yet complete, our plans currently contemplate an initial NDA filing for only the lower of the two principal doses studied in those trials. We must successfully complete additional work before filing an NDA, including finalizing our proposed commercial formulation and linking it to the formulations used in the clinical trials, and we now expect to file an initial NDA no earlier than the first half of 2010. Depending on the outcome of this work and future interactions with the FDA, it is possible that additional clinical data may be necessary to support approval.

The Phase 3 clinical programs for Prevnar 13 remain ongoing, with the FDA granting fast track designation to the vaccine for use in infants and toddlers in May 2008. In December 2008, we submitted an MAA to the European Medicines Agency for approval for the vaccine in infants and children from two months to five years of age. We are submitting our biologics license application for the vaccine in infants and toddlers to the FDA on a rolling basis as sections of the application are completed in order to facilitate the FDA’s review, and we expect to complete our U.S. filing for pediatric use of the vaccine in the first quarter of 2009. Further pediatric filings outside the United States will occur throughout 2009. Prevnar 13 is also being studied in Phase 3 global clinical trials in adults, with regulatory filings expected in 2010.

In December 2007, we and our collaboration partner, Elan Corporation, plc (Elan), initiated a Phase 3 clinical program for our immunotherapeutic product candidate, bapineuzumab (AAB-001), for the treatment of patients with mild to moderate Alzheimer’s disease. Elan is conducting the Phase 3 clinical program in North America while we are conducting the program in other countries worldwide. Based on an interim analysis of data from the principal Phase 2 trial, in early 2008, we initiated the submission of clinical trial applications to support initiating the Phase 3 program outside North America prior to the availability of the final Phase 2 data. In some countries, regulatory authorities asked to review the full Phase 2 data, the Phase 3 protocols and amendments, and/or the Phase 3 safety experience to date before approving the clinical trial applications or permitting continued enrollment and dosing. These actions resulted in slower enrollment than originally planned during 2008. The majority of these consultations with regulatory authorities now have occurred, and enrollment in the clinical studies in many of these countries is continuing, while in others we remain in discussions with the regulators.

We currently have two Phase 3 clinical programs in oncology under way: neratinib (HKI-272) under development for the treatment of women with advanced HER-2-positive breast cancer and bosutinib (SKI-606), a targeted kinase inhibitor under development for the treatment of

78
Wyeth

chronic myelogenous leukemia. We recently discontinued our Phase 3 clinical study with inotuzumab ozogamicin (CMC-544), a targeted calicheamicin conjugate, under development for the treatment of follicular lymphoma due to slow enrollment in the study. However, a further Phase 3 clinical study with CMC-544 in the treatment of diffuse large beta cell lymphoma is planned to start in 2010.

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

Certain Product Liability Litigation

Diet Drug Litigation

Our diet drug litigation is described in greater detail in Note 15 to our consolidated financial statements, “Contingencies and Commitments,” contained in this 2008 Financial Report. The $1,091.2 million reserve balance at December 31, 2008 represents our best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement, claims asserted by opt outs from the nationwide settlement, primary pulmonary hypertension claims, and our legal fees related to the diet drug litigation. It is possible that additional reserves may be required in the future, although we do not believe that the amount of any such additional reserves is likely to be material.

Additional trials of diet drug cases are scheduled for 2009. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and our trial results to date, therefore, may not be predictive of future trial results.

Hormone Therapy Litigation

During 2006, we began the first of a number of trials in our hormone therapy litigation, which is described in greater detail in Note 15 to our consolidated financial statements, “Contingencies and Commitments,” contained in this 2008 Financial Report. As of December 31, 2008, we were defending approximately 8,700 actions brought on behalf of approximately 10,800 women in various federal and state courts throughout the United States for personal injuries, including primarily claims for breast cancer, as well as claims for, among other conditions, stroke, ovarian cancer and heart disease, allegedly resulting from their use of Premarin or Prempro. We also face putative class action lawsuits from users of Premarin or Prempro seeking medical monitoring and purchase price refunds, as well as other damages. Although most of these putative class actions have been dismissed or withdrawn, a hearing for class certification in a West Virginia statewide refund class action that began in 2008 has been adjourned to a date not yet set in 2009.

Of the 31 hormone therapy cases alleging breast cancer that have been resolved after being set for trial, 24 now have been resolved in our favor (by voluntary dismissal by the plaintiffs (14), summary judgment (6), defense verdict (3) or judgment for us notwithstanding the verdict (1)), several of which are being appealed by the plaintiffs. Of the remaining seven cases, four such cases have been settled, one resulted in a plaintiffs’ verdict that was vacated by the court and a new trial ordered (which plaintiffs have appealed), and two resulted in plaintiffs’ verdicts that we are appealing. Additional cases have been voluntarily dismissed by plaintiffs before a trial setting. Additional trials of hormone therapy cases are scheduled in 2009. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and our trial results to date, therefore, may not be predictive of future trial results.

79
Wyeth

As we have not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, we have not established any litigation accrual for our hormone therapy litigation. As of December 31, 2008, we have recorded $174.3 million in insurance receivables relating to defense and settlement costs of our hormone therapy litigation. The insurance carriers that provide coverage that we contend is applicable have either denied coverage or have reserved their rights with respect to such coverage. We believe that the denials of coverage are improper and intend to enforce our rights under the terms of those policies.

Our Challenging Business Environment

Generally, we face the same difficult environment that all research-based pharmaceutical companies are confronting. We continue to be challenged by the efforts of government agencies, insurers, employers and consumers to lower prices through leveraged purchasing plans, use of formularies, importation, reduced reimbursement for prescription drugs and other means. Generic products are growing as a percentage of total prescriptions, and generic manufacturers are becoming more aggressive in challenging patents. Insurers and employers are increasingly demanding that patients start with a generic product before switching to a branded product if necessary, and our products increasingly compete with generic products. Competition among branded products also is intensifying. Global economic conditions may accelerate these pricing pressures or lead to increased usage of generic and private label products. Regulatory burdens and safety concerns are increasing both the cost and time it takes to bring new drugs to market. Post-marketing regulatory and media scrutiny of product safety also is increasing.

Certain key challenges to our business are highlighted below, but we encourage you to review “Item 1A. RISK FACTORS” in our 2008 Annual Report on Form 10-K for more information about challenges, risks and uncertainties.

Sales of Protonix were adversely affected in 2008 by the “at risk” launch of generic pantoprazole tablets in the United States by Teva Pharmaceutical Industries, Ltd. and Teva Pharmaceuticals USA, Inc. (collectively, Teva) in December 2007, several years in advance of the expiration of the U.S. compound patent that we exclusively license from Nycomed GmbH (Nycomed), and the subsequent “at risk” launch of Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) generic pantoprazole tablets in January 2008. Following Teva’s “at risk” launch and its resulting impact on the market, we launched our own generic version of Protonix tablets in January 2008. However, sales of our own generic have not, and cannot, offset the substantial harm caused by the launch of the infringing generics. As described in Note 15 to our consolidated financial statements, “Contingencies and Commitments,” contained in our 2008 Financial Report, Protonix is the subject of ongoing U.S. patent litigation between us and our partner, Nycomed, and several generic manufacturers. In September 2007, the United States District Court for the District of New Jersey denied our motion for a preliminary injunction against Teva and Sun seeking to prevent the launch of a generic version of Protonix prior to resolution of ongoing patent litigation between the parties. The Court determined that Teva had raised sufficient questions about the validity of the patent to preclude the extraordinary remedy of a preliminary injunction. The Court did not conclude that the patent was invalid or not infringed and emphasized that its findings were preliminary. The Court also stated that the generic manufacturers will need to meet a higher burden of proof, clear and convincing evidence, to prove the compound patent is

80
Wyeth

invalid. We and Nycomed have appealed the Court’s denial of the preliminary injunction. In addition, we and Nycomed have filed amended complaints against Teva and Sun seeking damages resulting from their patent infringement and have requested a jury trial. We expect that trial in this matter will occur no earlier than the second quarter of 2010. We and Nycomed continue to believe that the Protonix patent is valid and enforceable and intend to continue to vigorously enforce our patent rights and seek monetary damages, including for lost profits and other damages, as well as orders prohibiting further infringement of the compound patent. However, the course and outcome of future proceedings cannot be predicted with certainty, and there is no assurance that the validity of the Protonix patent will be upheld or that we will recover monetary damages and/or obtain other requested relief. We also have filed a patent infringement litigation against KUDCO Ireland, Ltd. (KUDCo) based on its Paragraph IV certification for a generic Protonix tablet product. The thirty-month stay against KUDCo expired on January 25, 2009. If KUDCo decides to enter the market “at risk” prior to the expiration of the Protonix patent, we and Nycomed expect to file an amended complaint seeking damages against KUDCo.

Late in 2005, we reached agreement with Teva on a settlement of the U.S. patent litigation pertaining to Teva’s proposed generic version of Effexor XR (extended release capsules). Under licenses granted to Teva as part of the settlement, Teva launched a generic version of Effexor (immediate release tablets) in the United States in August 2006 and will be permitted to launch a generic capsule version of Effexor XR (extended release capsules) in the United States beginning on July 1, 2010, subject to earlier launch based on specified events. Events that could trigger an earlier U.S. market entry by Teva with a generic version of Effexor XR (extended release capsules) include specific market conditions and developments regarding the applicable Wyeth patents, including the outcome of other generic challenges to the patents. Seven lawsuits concerning such generic challenges currently are pending. There can be no assurance that the outcome of these litigations or the occurrence of specific market conditions will not trigger generic entry by Teva or another generic manufacturer before July 1, 2010. In connection with the licenses pursuant to the settlement, Teva will pay us specified percentages of profit from sales of each of the Teva generic versions, subject to adjustment or suspension based on market conditions and developments regarding the applicable patent rights.

In July 2008, we reached agreement with Impax Laboratories, Inc. (Impax) on a settlement of the U.S. patent litigation pertaining to Impax’s proposed generic version of Effexor XR (extended release capsules). Under the terms of the settlement, we have granted Impax a license that would permit Impax to launch its generic capsule version of Effexor XR (extended release capsules) on or after June 1, 2011, subject to earlier launch in limited circumstances but in no event earlier than January 1, 2011. In connection with the license pursuant to the settlement, Impax will pay us a specified percentage of profit from sales of its generic product. The parties also have agreed that Impax will utilize its neurology-focused sales force to co-promote Pristiq.

In November 2008, we reached agreement with Anchen Pharmaceuticals, Inc. (Anchen) on a settlement of the U.S. patent litigation pertaining to Anchen’s proposed generic version of Effexor XR (extended release capsules). Under the terms of the settlement, we have granted Anchen a license that would permit Anchen to launch a generic capsule version of Effexor XR (extended release capsules) on or after June 1, 2011, subject to earlier launch in limited circumstances but in no event earlier than January 1, 2011. In connection with the license, Anchen will pay us a specified percentage of profit from sales of the generic product.

In early 2008, we settled our U.S. patent litigation with Osmotica Pharmaceutical Corp. (Osmotica), which filed an NDA pursuant to 21 U.S.C. 355(b)(2) seeking FDA approval to market extended release venlafaxine HCl tablets. Venlafaxine HCl is the active ingredient used

81
Wyeth

in Effexor XR (extended release capsules). Under the terms of the settlement, we have granted Osmotica a license under certain patents pursuant to which Osmotica will pay us a royalty on sales of its extended release venlafaxine tablets. In May 2008, the FDA approved Osmotica’s tablet product but did not rate it as therapeutically equivalent, also referred to as AB rated, to Effexor XR (extended release capsules). Therefore, Osmotica’s tablet product ordinarily will not be substitutable for Effexor XR (extended release capsules) at the pharmacy level. Osmotica launched its tablet product in October 2008.

In 2007, we granted a covenant not to sue to Sun, which had filed an Abbreviated New Drug Application (ANDA) seeking FDA approval to market venlafaxine HCl extended release tablets. The covenant not to sue was limited to the same three patents involved in the above-mentioned litigations and also was limited to the specific tablet product that is the subject of Sun’s ANDA. On November 25, 2008, the FDA granted a citizen petition filed by Osmotica asking the agency to reject Sun’s pending ANDA for venlafaxine extended release tablets referencing Effexor XR (extended release capsules) on the ground that the proper reference drug for Sun’s ANDA should be Osmotica’s tablet product, not Effexor XR (extended release capsules). Pursuant to the FDA’s ruling, Sun will be required to withdraw its current ANDA and submit a new ANDA referencing Osmotica’s approved venlafaxine extended release tablet product and showing bioequivalence to that product, should Sun still wish to pursue approval of an extended release venlafaxine tablet.

While we expect that the availability of one or more tablet products will result in erosion of Effexor XR (extended release capsules) sales in 2009, we believe that the overall impact will be much less significant than would be expected from AB rated generic competition.

The compound patent for venlafaxine in most markets outside the United States expired in December 2008, and generic versions of Effexor (immediate release tablets) and Effexor XR (extended release capsules) have been introduced in a number of major non-U.S. markets. In the 2008 fourth quarter, we began to see the impact of generic product launches in certain markets outside the United States; however, with the exception of Canada, where our combined net revenue from Effexor (immediate release tablets) and Effexor XR (extended release capsules) has decreased significantly since the availability of generic versions beginning in December 2006, the impact on our overall Effexor (immediate release tablets) results for 2008 was limited. We expect a significant impact on our sales of Effexor XR (extended release capsules) throughout 2009 as generic versions are introduced in additional markets outside the United States.

Demand in the United States in 2008 for Effexor XR (extended release capsules) declined slightly as we shifted promotional support to Pristiq, our new product for the treatment of adult patients with MDD, which was launched in May 2008. Pristiq competes directly with our Effexor family of products, and sales of Effexor may be adversely impacted over time by the reduction in promotional support.

Compound patent protection for Zosyn expired in the United States in February 2007. Certain additional patent protection remains. Our current formulation of Zosyn was approved by the FDA in 2005 and has additional patent protection until 2023. We believe that the timing and impact of generic competition for Zosyn in the United States will depend, among other factors, upon the timing and nature of the FDA’s response to the citizen petitions filed by Wyeth and third parties regarding Zosyn, which are discussed in greater detail in Note 15 to our consolidated financial statements, “Contingencies and Commitments,” in our 2008 Financial Report. Generic competition for Zosyn in the United States could occur at any time and likely would have a significant adverse impact on our sales of the product. Compound patent protection for Zosyn (Tazocin internationally) expired in most major markets outside the United States in July 2007. Accordingly, we are facing generic competition in a number of major markets outside the United States and may face generic competition in additional countries in the near future.

82
Wyeth

In addition to competition from generic manufacturers, we face substantial competition from competing branded products. For example, Enbrel faces competition from multiple alternative therapies depending on the indication and country. Enbrel also faces potential competition from therapies under development. In addition, a competitor has developed a 10-valent pneumococcal vaccine, which was recently approved for sale in Canada and is pending approval in other markets (including the EU where the CHMP recommended approval in January 2009), which would compete with Prevnar and/or, if approved, Prevnar 13.

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

In October 2007, the FDA convened a joint meeting of the Pediatric and Nonprescription Drugs Advisory Committees to discuss the safety and efficacy of OTC cough and cold products for use in children. The advisory committees recommended that these products no longer be used in children under the age of six. In October 2008, the FDA held a public hearing to solicit comment on certain scientific, regulatory and product use topics relating to children’s cough and cold products, and the FDA has indicated that it intends to issue proposed revised regulations on the use of OTC cough and cold products in children. We have initiated voluntary changes to the labeling of our Robitussin and Dimetapp families of products to simplify the product labels by, among other things, separating Robitussin into two product lines: adult (for adults and children ages 12 and up) and children’s. Regulatory agencies in other countries also have made, and in the future may make, related recommendations on these products. These events have resulted in lower sales of our Robitussin and Dimetapp families of products and may further adversely impact sales of these products in the future.

In December 2007, the FDA convened a meeting of the Nonprescription Drugs Advisory Committee to discuss the efficacy of the oral decongestant phenylephrine (PE), an ingredient used in several Robitussin and Dimetapp products. The advisory committee concluded that available evidence was supportive of the efficacy of PE at 10 milligrams but recommended that additional studies be conducted on the efficacy of PE at 10 milligrams and the safety and efficacy of PE at higher doses. Depending on the FDA’s response to the advisory committee’s recommendations, sales of our Robitussin and Dimetapp families of products could be adversely impacted.

It is possible that concerns about misuse will lead to new point of sale restrictions on products containing dextromethorphan, such as our Robitussin and Dimetapp products. For example, the World Health Organization and the United Nations are conducting a formal review of dextromethorphan to determine if it meets the applicable criteria for international scheduling status as a controlled substance. Such status may subject these products to additional restrictions on sale and other requirements that could negatively affect sales.

83
Wyeth

As described below under “Our Productivity Initiatives,” in 2008, we continued our productivity initiatives by launching Project Impact. If we are not able to fully execute the strategic transformation of our business contemplated by Project Impact, our future results of operations could be adversely affected.

Global economic conditions could impact consumer and customer demand for our products, as well as our ability to manage normal commercial relationships with our partners, distributors, manufacturers, suppliers and other third parties. If the current economic situation continues or deteriorates further, our business could be negatively impacted by reduced demand for our products or third-party disruptions resulting from tighter credit markets and other adverse economic conditions. For example, sales of our principal products are dependent, in part, on the availability and extent of reimbursement from third-party payors, including governments and private insurance plans. As a result of the volatility of the current financial markets, our third-party payors may delay or be unable to satisfy their reimbursement obligations, which could have an adverse effect on the sales of our products as well as our business and results of operations. In addition, increased economic hardship among consumers of our products, including unemployment, loss of health insurance and prescription drug benefits, and declining household income, also could adversely impact our business. We rely upon third parties for certain parts of our business, including licensees and partners, wholesale distributors of our products, contract clinical trial providers, contract manufacturers, unaffiliated third-party suppliers and counterparties to our investment arrangements. The recent volatility in the financial markets and the slowdown in the general economy may lead to a disruption or delay in the performance or satisfaction of commitments to us by these third parties, which could have an adverse effect on our business and results of operations.

We conduct a substantial portion of our business in currencies other than the U.S. dollar. While we attempt to hedge certain currency risks, currency fluctuations between the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Likewise, past currency fluctuations have at times resulted in foreign currency transaction gains, and there can be no assurance that these gains can be reproduced. For example, the favorable impact of foreign exchange on our net revenue during the first nine months of 2008 was not replicated in the fourth quarter of 2008 due to a weakening of foreign currencies relative to the U.S. dollar. If the U.S. dollar maintains its current value or grows stronger against foreign currencies, our 2009 net revenue would be adversely affected. In addition, as a result of global economic conditions, our pension plan assets incurred a significant decline in market value in 2008, which we expect will result in increased pension expense of approximately $250.0 million in 2009. Further, due to the significant decline in interest rates on our investments, we expect that net interest expense will increase substantially in 2009.

As part of our business, we have made and will continue to make significant investments in assets, including inventory, plant and equipment, which relate to potential new products and potential changes in manufacturing processes or reformulations of existing products. Our ability to realize value on these investments is contingent on, among other things, regulatory approval and market acceptance of these new products, process changes and reformulations. In addition, several of our existing products are nearing the end of their compound patent terms. If we are unable to find alternative uses for the assets supporting these products, these assets may need to be evaluated for impairment and/or we may need to incur additional costs to convert these assets to an alternate use. Our productivity initiatives may involve the acceleration of the impairment of these assets and/or the incurrence of additional costs to convert these assets to alternate uses. Earlier than anticipated generic competition for these products also may result in excess inventory and associated charges.

84
Wyeth

Our Productivity Initiatives

In 2008, we continued our productivity initiatives by launching Project Impact, a company-wide program designed to initially address short-term fiscal challenges, particularly the significant loss of sales and profits resulting from the launch of generic versions of Protonix. Longer term, Project Impact will include strategic actions designed to fundamentally change how we conduct business as we adapt to the continuously changing business climate. Prior to 2008, we had other global productivity initiatives programs in place.

In 2008, 2007 and 2006, we recorded net charges aggregating $467.0 million, $273.4 million and $218.6 million, respectively, related to the productivity initiatives. The 2008 charges were primarily severance and other employee-related costs resulting from an approximate 7% reduction in workforce during the year. Offsetting 2008 total charges was a $104.7 million gain on the sale of a manufacturing facility in Japan in the 2008 first quarter. The 2007 charges primarily related to manufacturing site network consolidation initiatives. The 2006 charges include costs related to the change in our primary care selling model and efficiency improvements to our global support functions. It is expected that additional costs will be incurred under our productivity initiatives over the next several years. When fully implemented, we expect Project Impact to generate annual cost savings in a range of $1.0 billion to $1.5 billion.

Critical Accounting Estimates

Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2008 have been taken into consideration in preparing the consolidated financial statements. Our preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, therefore, actual results could differ from those estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect the most significant estimates and assumptions used in the preparation of our consolidated financial statements.

Chargebacks/Rebates

Chargebacks/rebates, which are our most significant deductions from gross sales, are offered to customers based upon volume purchases, the attainment of market share levels and government mandates. Chargeback/rebate accruals, included in Accrued expenses, are established at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Reserves for chargebacks/rebates are estimated using historical rates and current wholesaler inventory data. Rebate rates are determined based on historical experience, trend analysis, demand conditions, competition and projected market conditions in the various markets served. Internal data as well as information obtained from external sources such as independent market research agencies and data from wholesalers are considered when establishing these reserves. Other factors, including identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate, also are considered. We continually monitor the adequacy of the

85
Wyeth

accruals by analyzing historical rebate rates, making adjustments to originally recorded reserves when trends or specific events indicate that adjustment is appropriate and comparing actual payments with the estimates used in establishing the accrual. Historically, actual payments have not varied significantly from the reserves provided.

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

Wholesaler Agreements

We have entered into wholesaler service agreements with many of our full-line pharmaceutical wholesale distributors in the United States, including our three largest wholesale distributors, which accounted for approximately 29% of Net revenue in 2008. Under these agreements, the wholesale distributors have agreed, in return for certain price concessions, not to exceed certain targeted inventory levels. As a result, we, along with our wholesale partners, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions.

Accruals for Legal Proceedings

We are involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to our business. These include allegations of injuries caused by our products, including Redux, Pondimin, Prempro, Premarin and Effexor, among others. The estimated amounts we expect to pay in these cases are accrued when it is probable that a liability has been incurred and the amount is reasonably estimable. In assessing the estimated costs, we consider many factors, including past litigation experience, scientific evidence and the specifics of each matter. Legal defense costs, which are expected to be incurred in connection with a loss contingency, are accrued when the contingency is considered probable and reasonably estimable. Additionally, we record insurance receivable amounts from third-party insurers when recovery is probable. Prior to November 2003, we were self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, we became completely self-insured for product liability risks.

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

86
Wyeth

Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment” (SFAS No. 123R), requires all share-based payments, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. We determine the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. The weighted average assumptions used for grants during 2008 were as follows: the risk-free interest rate, 3.3%; expected volatility, 28.6%; expected dividend yield, 3.2%; and expected life of the options, six years.

Income Taxes

We apply an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon our assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event we determine future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. In the event we were to determine that we would be able to realize all or a portion of our net deferred tax assets, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we subsequently determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made. We have not established valuation allowances related to our net federal deferred tax assets, as we believe that it is more likely than not that the benefits of these assets will be realized. Valuation allowances have been established for certain state and foreign deferred tax assets related to net operating losses, credits and temporary differences.

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

Actuarial Assumptions for Pension and Other Postretirement Benefit Plans

On an annual basis, we perform an internal study of actuarial assumptions. Based on this study, we determine the appropriate discount rate and expected long-term rate of return on plan assets for our defined benefit pension plans. In 2008, the discount rate used to determine our benefit obligation was decreased by 20 basis points to 6.25%, the discount rate used to determine our net periodic benefit cost was increased by 55 basis points to 6.45%, while the expected rate of return on plan assets was decreased by 25 basis points to 8.75%, which reflects our anticipated future market returns based upon the markets in which we invest. The net periodic benefit cost for our U.S. pension plans is expected to increase by approximately $190.0 million to $404.0 million in 2009 compared with 2008 primarily due to the decline in global equity markets during 2008. As a sensitivity measure, the effect of a 25 basis point decrease in our discount rate assumption would increase our net periodic benefit cost for our U.S. pension plans by approximately $9.0 million. A 1% decrease in the expected rate of return on plan assets would increase the U.S. pension plan expense by approximately $34.0 million.

87
Wyeth

We also review the principal actuarial assumptions relating to our other postretirement benefit plans on an annual basis. We maintained the health care cost trend rate for 2008 at 9.00%, consistent with the prior year. This growth rate, ultimately, is expected to decrease to 5.00% by 2015 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, we believe that this trend rate appropriately reflects the trend aspects of our other postretirement benefit plans as of December 31, 2008. Similar to the pension plans discussed above, in 2008, the discount rate used to determine our other postretirement accumulated benefit obligation was decreased by 20 basis points to 6.25%, and the discount rate used to determine our net periodic benefit cost was increased by 55 basis points to 6.45%. Net periodic benefit cost in 2009 for our U.S. other postretirement benefit plans is expected to increase by approximately $14.0 million to $171.0 million compared with 2008 primarily due to a decrease in the discount rate from 6.45% to 6.25% and by changes in the health care trend factors and updated per capita claims, partially offset by full recognition of our productivity inititatives. As a sensitivity measure, the effect of a 25 basis point decrease in our discount rate assumption would increase our U.S. other postretirement net periodic benefit cost by approximately $5.0 million.

Restructuring and Other Related Charges

To improve efficiency, streamline operations and rationalize manufacturing facilities, we periodically record restructuring and other related charges that are associated with our productivity initiatives. As a result, we have made estimates and judgments regarding our future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. In connection with these actions, management also assesses the recoverability of long-lived assets employed in the business. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected useful life or performance of the asset.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure presented above.

88
Wyeth

Results of Operations

2008 vs. 2007

Net Revenue

Worldwide Net revenue increased 2% to $22,833.9 million in 2008 compared with 2007 and increased 1% excluding the favorable impact of foreign exchange. The increase in international net revenue of 13% in 2008 was partially offset by a decrease in U.S. net revenue of 8% in 2008. The following table sets forth worldwide Net revenue for 2008, 2007 and 2006 by reportable segment together with the percentage changes in worldwide Net revenue from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase (Decrease)
Net Revenue	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Pharmaceuticals	$19,025.4	$18,622.0	$16,884.2	2%	10%
Consumer Healthcare	2,720.6	2,736.1	2,530.2	(1)%	8%
Animal Health	1,087.9	1,041.7	936.3	4%	11%
Consolidated net revenue	$22,833.9	$22,399.8	$20,350.7	2%	10%

The following table sets forth the percentage changes in 2008 and 2007 worldwide Net revenue by reportable segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase/ (Decrease) Year Ended December 31, 2008				% Increase Year Ended December 31, 2007
	Volume	Price	Foreign Exchange	Total Net Revenue	Volume	Price	Foreign Exchange	Total Net Revenue
Pharmaceuticals
United States	(9)%	1%	—	(8)%	—	6%	—	6%
International	10%	—	3%	13%	10%	—	6%	16%
Total	—	1%	1%	2%	5%	3%	2%	10%
Consumer Healthcare
United States	(10)%	2%	—	(8)%	1%	1%	—	2%
International	2%	3%	3%	8%	7%	1%	8%	16%
Total	(5)%	3%	1%	(1)%	4%	1%	3%	8%
Animal Health
United States	(14)%	5%	—	(9)%	6%	2%	—	8%
International	12%	—	2%	14%	5%	1%	8%	14%
Total	1%	2%	1%	4%	6%	1%	4%	11%
Total
United States	(10)%	2%	—	(8)%	—	5%	—	5%
International	9%	1%	3%	13%	10%	—	6%	16%
Total	—	1%	1%	2%	5%	2%	3%	10%

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 2% for 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 1% for 2008. U.S. Pharmaceuticals net revenue decreased 8% for 2008 due primarily to lower sales of the Protonix family offset, in part, by higher sales of Zosyn, Effexor and Prevnar and higher Enbrel alliance revenue. The increase in Effexor and Prevnar net revenue was primarily due to

89
Wyeth

price increases while the increase in Zosyn net revenue was primarily due to volume and price increases. Also contributing to the net revenue increase were new products Pristiq, Torisel and Tygacil.

International Pharmaceuticals net revenue increased 13% in 2008 and increased 10% excluding the favorable impact of foreign exchange. The 10% increase excluding the impact of foreign exchange was due primarily to higher sales of Enbrel resulting from volume increases. Prevnar also contributed to the increase in net revenue due to increased volume resulting from the launch of Prevnar in six new markets, as well as the full year impact from 2007 NIP launches and new revenue from 2008 NIP launches. Further driving the net revenue increase were sales increases of our nutritional products primarily due to price increases and increased sales of BeneFIX due to increased volume primarily associated with the reacquisition of European product rights in the 2007 third quarter.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue decreased 1% for 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue decreased 2% for 2008. Consumer Healthcare net revenue in the United States decreased 8% in 2008 due primarily to lower sales of Advil as a result of a shift in consumer buying patterns to non-branded products and lower sales of Dimetapp and Robitussin due to a significant drop in the cold and cough business resulting from FDA and industry announcements regarding the use of these products in children. Additionally, lower sales of Alavert and lost revenue due to the divestiture of Primatene in the 2008 third quarter contributed to the decrease in net revenue. Sales of ThermaCare, which was acquired in the 2008 third quarter, partially offset these decreases.

International Consumer Healthcare net revenue increased 8% in 2008 and increased 5% excluding the favorable impact of foreign exchange. The 5% increase excluding the impact of foreign exchange was primarily a result of higher sales of Centrum, Advil and Caltrate.

Animal Health

Worldwide Animal Health net revenue increased 4% for 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 3% for 2008. Animal Health net revenue in the United States decreased 9% due to lower sales of livestock, companion animal and equine products.

International Animal Health net revenue increased 14% in 2008 and increased 12% excluding the favorable impact of foreign exchange. The 12% increase excluding the impact of foreign exchange was due primarily to higher sales of livestock products, in particular, Zulvac bluetongue vaccine, along with higher sales of poultry and companion animal products.

90
Wyeth

Significant Product Results

The following tables set forth significant 2008, 2007 and 2006 Pharmaceuticals, Consumer Healthcare and Animal Health worldwide net revenue by product:

Pharmaceuticals
(In millions)	2008	2007	2006
Effexor	$3,927.9	$3,793.9	$3,722.1
Prevnar	2,715.5	2,439.1	1,961.3
Enbrel
Outside U.S. and Canada	2,592.9	2,044.6	1,499.6
Alliance revenue - U.S. and Canada	1,204.7	999.8	919.0
Nutritionals	1,633.9	1,443.0	1,200.8
Zosyn/Tazocin	1,264.0	1,137.2	972.0
Premarin family	1,070.4	1,055.3	1,050.9
Protonix family (includes our own generic)	806.4	1,911.2	1,795.0
BeneFIX	586.9	432.6	357.6
rhBMP-2	389.6	358.9	308.0
Oral contraceptives	386.0	433.9	454.9
Rapamune	375.8	364.8	336.9
ReFacto/Xyntha	363.2	334.9	305.6
Tygacil	216.2	137.9	71.5
Torisel	122.1	26.6	—
Pristiq	66.5	—	—
Other	1,303.4	1,708.3	1,929.0
Total Pharmaceuticals	$19,025.4	$18,622.0	$16,884.2

Consumer Healthcare
(In millions)	2008	2007	2006
Centrum	$728.0	$704.9	$657.1
Advil	673.3	684.1	620.2
Caltrate	249.2	225.9	195.1
Robitussin	198.7	220.3	225.5
ChapStick	137.6	139.7	127.9
Preparation H	111.7	109.7	103.1
Advil Cold & Sinus	71.8	73.7	61.0
Dimetapp	52.1	72.6	81.7
Alavert	36.7	56.0	49.8
ThermaCare	26.5	—	—
Other	435.0	449.2	408.8
Total Consumer Healthcare	$2,720.6	$2,736.1	$2,530.2

Animal Health
(In millions)	2008	2007	2006
Livestock products	$501.3	$452.4	$405.5
Companion animal products	309.8	317.9	283.9
Equine products	139.3	145.3	135.5
Poultry products	137.5	126.1	111.4
Total Animal Health	$1,087.9	$1,041.7	$936.3

91
Wyeth

Sales Deductions

We deduct certain items from gross revenue, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. Chargebacks/rebates are our most significant deductions from gross revenue. The provision for chargebacks/rebates relates primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, we consider both to be a form of price reduction. Except for chargebacks/rebates, provisions for each of the other components of sales deductions were individually less than 2% of gross sales.

The change in our accruals for chargebacks/rebates, product returns, cash discounts and all other sales deductions for 2008, 2007 and 2006 was as follows:

(In millions)	Chargebacks/ Rebates	Product Returns	Cash Discounts	Other Sales Deductions	Total
Balance at January 1, 2006	$765.5	$136.5	$26.6	$90.9	$1,019.5
Provision	2,290.2	152.3	255.1	196.5	2,894.1
Payments/credits	(2,321.8)	(159.5)	(252.0)	(206.1)	(2,939.4)
Balance at December 31, 2006	$733.9	$129.3	$29.7	$81.3	$974.2
Provision	2,571.9	167.7	264.2	202.6	3,206.4
Payments/credits	(2,567.8)	(173.4)	(267.9)	(216.0)	(3,225.1)
Balance at December 31, 2007	$738.0	$123.6	$26.0	$67.9	$955.5
Provision	2,372.4	193.0	247.5	231.6	3,044.5
Payments/credits	(2,453.3)	(188.4)	(242.8)	(234.3)	(3,118.8)
Balance at December 31, 2008	$657.1	$128.2	$30.7	$65.2	$881.2

The decrease in the provision for chargebacks/rebates in 2008 was primarily caused by a decrease in chargebacks/rebates related to decreased sales of Protonix due to the introduction of generic pantoprazole.

Operating Expenses

The following table sets forth 2008, 2007 and 2006 Cost of goods sold and Selling, general and administrative expenses as a percentage of net revenue:

	% of Net Revenue			Percentage-Point Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Cost of goods sold	27.4%	28.2%	27.5%	(0.8)	0.7
Selling, general and administrative expenses	29.9%	30.2%	31.9%	(0.3)	(1.7)

Cost of Goods Sold

Cost of goods sold, as a percentage of Net revenue, decreased to 27.4% for 2008 compared with 28.2% for 2007 due, in part, to a favorable product mix led by higher sales of Enbrel and Prevnar that have a higher gross margin, which replaced, in part, lower sales of lower margin Protonix. Favorable manufacturing variances and higher alliance revenue, which has no corresponding cost of goods sold, also contributed to the decrease. The decrease was partially offset by higher sales of lower margin nutritional products and higher inventory adjustments.

92
Wyeth

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of net revenue, decreased to 29.9% in 2008 compared with 30.2% in 2007 due, in part, to a decrease in marketing spend on several products, including Protonix. The decrease also was due to lower selling expenses due primarily to sales force reductions and savings associated with our productivity initiatives. These decreases were partially offset by higher general and administrative expenses due primarily to additional costs incurred with the implementation of our productivity initiatives.

Research and Development Expenses

The following table sets forth 2008, 2007 and 2006 total Research and development expenses and the portion that relates to the Pharmaceuticals segment together with the percentage changes from prior years:

	Year Ended December 31,			% Increase
(Dollar amounts in millions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Research and development expenses	$3,373.2	$3,256.8	$3,109.1	3.6%	4.8%
Pharmaceuticals research and development expenses	3,123.8	3,036.3	2,896.6	2.9%	4.8%
Pharmaceuticals as a percentage of total research and development expenses	93%	93%	93%	—	—

The increase in Research and development expenses for 2008 was due primarily to higher clinical expenses primarily related to Prevnar 13, AAB-001 (Alzheimer’s) and SKI-606 (chronic myelogenous leukemia). These increases were offset, in part, by reduced expenses related to Enbrel. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales, were 18% for each of the years 2008, 2007 and 2006.

Interest (Income) Expense and Other (Income) Expense

The following table sets forth selected information about Interest (income) expense, net and Other (income) expense, net for 2008, 2007 and 2006:

	Year Ended December 31,
(In millions)	2008	2007	2006
Interest (income) expense, net	$24.9	$(90.5)	$(6.6)
Other (income) expense, net	11.5	(290.5)	(271.5)

Interest (Income) Expense, net

Interest (income) expense, net for 2008 became an expense due primarily to lower interest income earned on our cash and marketable securities balances, reflecting lower interest rates in 2008 as compared with 2007 interest rates.

Other (Income) Expense, net

Other (income) expense, net was an expense for 2008 and primarily was due to costs related to our foreign exchange hedging program of $146.2 million and net investment write-downs of $187.9 million, which included impairments of $68.7 million relating to Lehman Brothers and Washington Mutual bonds. These costs were partially offset by royalty income of approximately $238.6 million, which included a one-time receipt of $60.0 million related to the previously divested Synvisc product line and a gain of $104.7 million on the sale of a manufacturing facility in Japan.

93
Wyeth

2007 vs. 2006

Net Revenue

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 10% for 2007 compared with 2006. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 8% for 2007. U.S. Pharmaceuticals net revenue increased 6% for 2007 due primarily to higher sales of Effexor, Protonix, Prevnar and Zosyn offset, in part, by lower sales of Inderal LA due to generic competition and lower alliance revenue. The modest increase in Effexor net revenue was primarily due to price increases, which were offset, in part, by lower volume, while the growth in Protonix net revenue was attributable to improved contracting resulting in a higher realized price per unit and the impact of replenishing normal wholesaler inventory levels. The increases in Prevnar and Zosyn net revenue were due to both volume and price increases.

International Pharmaceuticals net revenue increased 16% (10% excluding the favorable impact of foreign exchange) for 2007 due primarily to higher sales of Enbrel (driven by volume increases), Prevnar (resulting from the launch of Prevnar in 13 new markets as well as the addition of Prevnar to three new NIPs during 2007) and our nutritionals product line (driven by growth in China and other Asia/Pacific markets) offset, in part, by lower sales of Effexor due to generic competition primarily in Canada.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue increased 8% for 2007 compared with 2006. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue increased 5% for 2007. Consumer Healthcare net revenue in the United States increased 2% for 2007 due primarily to higher sales of Advil, Advil PM, Advil Cold & Sinus and Caltrate offset, in part, by lower sales of Robitussin and Dimetapp due to the voluntary recall and replacement program initiated during the 2007 third quarter in connection with the redesign of dosing cups and lower sales of Centrum.

International Consumer Healthcare net revenue increased 16% (8% excluding the favorable impact of foreign exchange) for 2007 due primarily to higher sales of Centrum, Caltrate, Advil, Robitussin, ChapStick and Advil Cold & Sinus.

Animal Health

Worldwide Animal Health net revenue increased 11% for 2007 compared with 2006. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 7% for 2007. Animal Health net revenue in the United States increased 8% due to higher sales of livestock, companion animal products, which included sales of our recently launched ProMeris flea and tick products for dogs and cats, and poultry products.

International Animal Health net revenue increased 14% (6% excluding the favorable impact of foreign exchange) for 2007 due to higher sales of companion animal, livestock, poultry and equine products.

94
Wyeth

Operating Expenses

Cost of Goods Sold

The increase in Cost of goods sold, as a percentage of Net revenue, to 28.2% for 2007 compared with 27.5% for 2006 was due primarily to costs pertaining to the closure of a manufacturing facility owned by Amgen and used in the production of Enbrel. Gross margin also was negatively impacted by higher sales of lower margin products such as Protonix, Zosyn and nutritional products, as well as lower sales of the higher margin product Inderal LA, which experienced generic competition beginning in early 2007, and lower alliance revenue (with no corresponding decrease in cost of goods sold). These decreases were partially offset by price increases and higher sales of Prevnar, which has a higher gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 4% while Net revenue increased at a rate of 10% for 2007 compared with 2006. This difference is primarily attributable to an increase in net revenue of certain pharmaceutical products (e.g., Prevnar), which generally require lower promotional spending compared with other marketed Pharmaceuticals products, as well as reduced selling and marketing expenses in the United States for Effexor, Enbrel and Altace (King Pharmaceuticals assumed all responsibility for the marketing and selling of Altace January 1, 2007). These decreases were offset, in part, by increased spending to support pre- and post-launch marketing costs for Lybrel, Torisel, Pristiq and Relistor. Marketing and selling expenses also increased in international markets to support existing and new product launches.

Research and Development Expenses

The increase in Research and development expenses for 2007 was due primarily to higher salary-related expenses and higher clinical expenses primarily related to Prevnar 13, Relistor, bifeprunox, Torisel and Tygacil. These increases were offset, in part, by reduced milestone payments and the completion of certain clinical studies for Viviant and Aprela. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales, were 18% for each of the years 2007, 2006 and 2005.

Interest (Income) Expense and Other Income

Interest (Income) Expense, net

The increase in Interest (income) expense, net for 2007 was due primarily to higher interest income earned on higher cash balances in 2007 offset, in part, by higher interest expense primarily due to the $2,500.0 million Notes issued in March 2007.

Other (Income) Expense, net

Other income, net increased slightly for 2007 due primarily to increased gains from product divestitures in the Pharmaceuticals segment.

2008, 2007 and 2006 Significant Items

Productivity Initiatives

In 2008, we continued our productivity initiatives by launching Project Impact, a company-wide program designed to initially address short-term fiscal challenges, particularly the significant loss of sales and profits resulting from the launch of generic versions of Protonix. Longer term, Project Impact will include strategic actions designed to fundamentally change how we conduct business as we adapt to the continuously changing business climate. Prior to 2008, we had other global productivity initiatives programs in place as described in Note 3 to our consolidated financial statements.

In 2008, 2007 and 2006, we recorded net pre-tax charges of $467.0 million ($348.9 million after-tax or $0.26 per share-diluted), $273.4 million ($194.4 million after-tax or $0.14 per share-diluted) and $218.6 million ($154.5 million after-tax or $0.11 per share-diluted), respectively, related to our long-term productivity initiatives. It is expected that additional costs will be incurred under our productivity initiatives over the next several years.

95
Wyeth

Income Tax Adjustments

In 2006, we recorded a favorable income tax adjustment of $70.4 million ($0.05 per share-diluted) within the Provision for income taxes due to a release of a previously established valuation allowance against state deferred tax assets. Deferred tax assets result primarily from the recording of certain accruals and reserves that currently are not deductible for tax purposes and from tax loss carryforwards. Valuation allowances previously had been provided for certain state deferred tax assets due to the uncertainty of generating sufficient taxable income in these state jurisdictions as a result of our diet drug litigation (see Note 11 to our consolidated financial statements, “Income Taxes”). Given the progress made during 2006 in resolving the diet drug litigation claims, there is now greater certainty regarding the status of the litigation. We considered these circumstances in re-evaluating the realizability of the state deferred tax assets.

Income (Loss) before Income Taxes

The following table sets forth 2008, 2007 and 2006 worldwide Income (loss) before income taxes by reportable segment together with the percentage changes in worldwide Income (loss) before income taxes from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase/(Decrease)
Income (Loss) before Income Taxes	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Pharmaceuticals	$6,651.4	$6,164.5	$5,186.4	8%	19%
Consumer Healthcare	482.7	519.2	516.2	(7)%	1%
Animal Health	195.7	194.1	163.7	1%	19%
Corporate(1)	(991.7)	(421.1)	(436.4)	N/M	4%
Total(2)	$6,338.1	$6,456.7	$5,429.9	(2)%	19%

N/M - Not Meaningful

(1)	2008, 2007 and 2006 Corporate included a net charge of $467.0, $273.4 and $218.6, respectively, related to our productivity initiatives (see Note 3 to our consolidated financial statements). The productivity initiatives related to the reportable segments as follows:

(In millions)	Year Ended December 31,
Segment	2008	2007	2006
Pharmaceuticals	$516.7	$259.5	$198.0
Consumer Healthcare	36.7	9.7	11.5
Animal Health	6.7	4.2	9.1
Corporate	11.6	—	—
Total charges	571.7	273.4	218.6
Gain on asset sale	(104.7)	—	—
Total	$467.0	$273.4	$218.6

(2)	Excluding the 2008, 2007 and 2006 productivity initiatives charges, total Income before income taxes increased 1% for 2008 and 19% for 2007.

96
Wyeth

The following explanations of changes in Income (loss) before income taxes, by reportable segment, for 2008 compared with 2007 and 2007 compared with 2006 exclude the items listed in footnote (1) to the table above.

Pharmaceuticals

Worldwide Pharmaceuticals income before income taxes increased 8% for 2008 compared with 2007 due primarily to higher worldwide net revenue, higher gross margin, as a percentage of net revenue, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower other income, net.

Worldwide Pharmaceuticals income before income taxes increased 19% for 2007 compared with 2006 due primarily to higher worldwide net revenue, lower selling and general expenses, as a percentage of net revenue, and higher other income, net, offset, in part, by slightly lower gross margins earned on worldwide sales of pharmaceutical products and higher research and development expenses.

Consumer Healthcare

Worldwide Consumer Healthcare income before income taxes decreased 7% for 2008 compared with 2007 due primarily to slightly lower worldwide net revenue, lower gross margin, as a percentage of net revenue, higher selling and general expenses, as a percentage of net revenue, and higher other expense, net. The decrease was offset, in part, by a slight decrease in research and development expenses.

Worldwide Consumer Healthcare income before income taxes increased 1% for 2007 compared with 2006 due primarily to higher worldwide net revenue and higher other income, net, offset, in part, by lower gross margin on worldwide net revenue, a slight increase in selling and general expenses, as a percentage of net revenue, and higher research and development spending.

Animal Health

Worldwide Animal Health income before income taxes increased 1% for 2008 compared with 2007 due primarily to higher worldwide net revenue and lower research and development expenses offset, in part, by slightly higher selling and general expenses, as a percentage of net revenue, and higher other expense, net.

Worldwide Animal Health income before income taxes increased 19% for 2007 compared with 2006 due primarily to higher worldwide net revenue, slightly higher gross margin, as a percentage of worldwide net revenue, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses.

Corporate

Corporate expenses, net, excluding certain significant items, increased to $524.7 million in 2008 from $147.7 million in 2007 due primarily to lower interest income earned on our cash and marketable securities balances, net write-offs of investments and increased costs associated with our foreign exchange hedging program.

Corporate expenses, net decreased 32% for 2007 compared with 2006 due primarily to higher net interest income compared with interest expense in the prior period, partially offset by the non-recurrence of certain 2006 items.

Income Tax Rate

The resulting income tax rates for 2008, 2007 and 2006, excluding certain items affecting comparability, were 30.0%, 28.5% and 24.2%, respectively. See

97
Wyeth

the “2008, 2007 and 2006 Significant Items” section herein for a discussion of certain items affecting comparability. The increase between 2008 and 2007, as well as the increase between 2007 and 2006, reflects the impact of higher sales in 2008 and 2007 of certain pharmaceutical products such as Enbrel and Prevnar, which are manufactured in less favorable tax jurisdictions, and increased expenditures in 2008 and 2007 on research and development and other expenses in non-U.S. locations. Additionally, the increased tax rate between 2008 and 2007 reflects the loss of tax benefits due to the at-risk launch of infringing, generic pantoprazole tablets.

Consolidated Net Income and Diluted Earnings per Share

Net income and diluted earnings per share in 2008 decreased to $4,417.8 million and $3.27, respectively, compared with $4,616.0 million and $3.38 for 2007.

Management uses various measures to manage and evaluate our performance and believes it is appropriate to specifically identify certain significant items included in net income and diluted earnings per share to assist investors with analyzing ongoing business performance and trends. In particular, our management believes that investors should consider the impact of the following items that are included in net income and diluted earnings per share when comparing 2008 with 2007 and 2007 with 2006 results of operations:

2008:

•	Net charges of $467.0 million ($348.9 million after-tax or $0.26 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements).

2007:

•	Net charges of $273.4 million ($194.4 million after-tax or $0.14 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements).

2006:

•	Net charges of $218.6 million ($154.5 million after-tax or $0.11 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements); and

•	Income tax adjustment of $70.4 million ($0.05 per share-diluted) within the Provision for income taxes related to the reduction of certain deferred tax asset valuation allowances.

The 2008, 2007 and 2006 productivity initiatives charges, which primarily included costs of eliminating certain positions at our facilities and closing certain manufacturing facilities, have been identified as significant items by our management as these charges are not considered to be indicative of continuing operating results. The 2006 income tax adjustment related to a reduction of certain deferred tax asset allowances has been identified as a significant item by our management due to its nature and magnitude.

Management believes that isolating the items identified above when reviewing our results provides a useful view of ongoing operations for these accounting periods. For further details related to these items, refer to the discussion of “2008, 2007 and 2006 Significant Items” herein.

Adjusting for the certain significant items noted above, which affect comparability, net income was $4,766.8 million for 2008 compared with $4,810.4 million for 2007. The decrease in net income, as previously discussed, was primarily due to:

•	The significant decrease in Protonix net revenue, due to the “at risk” launch of generic versions of Protonix, and the related decrease in operating profit;

•	Lower interest income earned on our cash and marketable securities;

•	Net write-downs of investments;

•	Higher Research and development expenses due primarily to higher late-stage clinical trial spending; and

•	The increase in the tax rate to 30.0% in 2008 compared with 28.5% in 2007.

98
Wyeth

The decrease in net income, as previously discussed, was offset, in part, by:

•	Higher Net revenue from our key franchise products;

•	Lower Cost of goods sold, as a percentage of net revenue; and

•	A decrease in Selling, general and administrative expenses, as a percentage of net revenue, due primarily to sales force reductions and cost savings associated with our productivity initiatives.

Adjusting for the certain significant items noted above, which affect comparability, net income was $4,810.4 million for 2007 compared with $4,280.8 million for 2006. The increase in net income, as previously discussed, was primarily due to:

•	Higher Net revenue from our key franchise products;

•	Lower Selling, general and administrative expenses, as a percentage of net revenue;

•	Higher Interest income, net; and

•	Higher Other income, net.

The increase in net income, as previously discussed, was offset, in part, by:

•	Slightly higher Cost of goods sold, as a percentage of net revenue;

•	Higher research and development spending primarily due to higher salary-related expenses and higher clinical expenses related to Prevnar 13, Relistor, bifeprunox, Torisel and Tygacil; and

•	The increase in the tax rate to 28.5% in 2007 from 24.2% in 2006.

Liquidity, Financial Condition and Capital Resources

Cash and Cash Equivalents

Our cash and cash equivalents decreased $438.0 million as of December 31, 2008 compared with 2007. The decrease was largely driven by a net decrease in cash from investing activities of $3,263.7 million. Uses of cash during 2008 were as follows:

•	Purchases of marketable securities of $3,526.2 million;

•	Dividend payments of $1,520.3 million;

•	Capital expenditures totaling $1,409.0 million;

99
Wyeth

•	Payments of $997.9 million related to our diet drug litigation, of which $590.5 million were paid from the Seventh Amendment security fund;

•	Pension contributions totaling $924.1 million;

•	Purchases of Wyeth common stock for treasury totaling $498.8 million;

•	Repayments and repurchases of debt totaling $421.3 million; and

•	Purchase of a business totaling $300.0 million.

These uses of cash were partially offset by the following:

•	Net increase in cash from operating activities of $5,273.0 million;

•	Proceeds of $1,769.0 million related to sales and maturities of marketable securities; and

•	Proceeds of $202.4 million related to the sales of assets.

The change in working capital, which was a source of $134.9 million of cash as of December 31, 2008, excluding the effects of foreign exchange, was primarily due to a decrease in other current assets caused by a reduction of the Seventh Amendment security fund, partially offset by increases in accounts receivable and inventory.

Total Debt

At December 31, 2008, we had outstanding $11,739.3 million in total debt, which consisted of notes payable and other debt. We had no commercial paper outstanding as of December 31, 2008. Current debt at December 31, 2008, classified as Loans payable, consisted of $913.2 million of notes payable and other debt that are due within one year. We were in compliance with all debt covenants as of December 31, 2008.

As of December 31, 2008, we had net cash of $2,806.0 million, which was comprised of liquid assets totaling $14,545.3 million (cash and cash equivalents and marketable securities) less total debt of $11,739.3 million.

The following represents our credit ratings as of the latest rating update:

	Moody’s	S&P	Fitch
Short-term debt	P-2	A-1	F-2
Long-term debt	A3	A+	A-
Outlook	Watch Positive	Watch Positive	Watch Positive
Last rating update	January 26, 2009	January 26, 2009	January 26, 2009

Based on our current short-term credit rating, our commercial paper would trade in the Tier 2 commercial paper market, if issued.

Credit Facility

We maintain a $3 billion revolving credit facility with a group of banks and financial institutions that matures in August 2012. The credit facility agreement requires us to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60%. The proceeds from the credit facility may be used for our general corporate and working capital requirements and for support of our commercial paper, if any. At December 31, 2008 and 2007, there were no borrowings outstanding under the credit facility, nor did we have any commercial paper outstanding that was supported by the facility.

100
Wyeth

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2008, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have maturities of three months or less when purchased. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by us.

As of December 31, 2008, we held marketable securities of $4,529.4 million, which are subject to changes in fair value as a result of interest rate fluctuations and other market factors, such as the recent turmoil in the housing and credit markets. Additionally, we had long-term debt at December 31, 2008 of $10,826.0 million. Through the use of interest rate swaps, our interest payments on our debt also are subject to fluctuations in interest rates. Accordingly, fluctuations in interest rates and changes in market factors for our marketable securities investments and debt may impact our results of operations.

On September 27, 2007, our Board of Directors approved an increase to our previously authorized share repurchase program that authorizes us to buy back up to $5,000.0 million of our common stock. This was inclusive of approximately $1,188.2 million in repurchases that already had been executed during 2007 as of that date. During 2008, we repurchased $442.4 million of our common stock under the program. As of December 31, 2008, the remaining authorization for future repurchases under the amended program was $3,268.1 million. The share repurchase program has no time limit and may be suspended for periods or discontinued at any time.

We file tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In 2007, we completed and effectively settled an audit for the 1998-2001 tax years with the Internal Revenue Service (IRS). Taxing authorities in various jurisdictions are in the process of reviewing our tax returns. Except for the California Franchise Tax Board, where we have filed protests for the 1996-2003 tax years, taxing authorities are generally reviewing tax returns for post-2001 tax years, including the IRS, which has begun its audit of our tax returns for the 2002-2005 tax years. Certain of these taxing authorities are examining tax positions associated with our cross-border arrangements. While we believe that these tax positions are appropriate and that our reserves are adequate with respect to such positions, it is possible that one or more taxing authorities will propose adjustments in excess of such reserves and that conclusion of these audits will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on our results of operations or cash flows in the period in which an adjustment is recorded and in future periods. We believe that an unfavorable resolution for open tax years would not be material to our financial position; however, each year we record significant tax benefits with respect to our cross-border arrangements, and the possibility of a resolution that is material to our financial position cannot be excluded.

As more fully described in Note 15 to our consolidated financial statements, “Contingencies and Commitments,” we are involved in various legal proceedings. We intend to vigorously defend our Company and our products in these litigations and believe our legal positions are strong. However, from time to time, we may settle or decide no longer to pursue particular litigation as we deem advisable. In light of the circumstances discussed therein, it is not possible to determine the ultimate outcome of our legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to our results of operations, cash flows and financial position.

101
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

Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2008:

	Payments Due by Period
(In millions) Contractual Obligations	Total	2009	2010 and 2011	2012 and 2013	Thereafter
Total debt obligations	$11,739.3	$913.3	$1,644.0	$1,626.0	$7,556.0
Interest payments(1)	7,386.4	463.3	879.5	851.9	5,191.7
Total debt obligations, including interest payments	19,125.7	1,376.6	2,523.5	2,477.9	12,747.7
Purchase obligations(2)	5,125.7	1,258.1	1,188.8	1,220.4	1,458.4
Co-development obligations(3)	827.3	104.4	177.2	90.8	454.9
Retirement-related obligations(4)	3,039.6	593.9	1,096.2	1,088.8	260.7
Capital commitments(5)	1,198.0	796.6	401.4	—	—
Operating lease obligations	521.3	123.9	179.4	121.3	96.7
Total(6)	$29,837.6	$4,253.5	$5,566.5	$4,999.2	$15,018.4

(1)	Interest payments include both our expected interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2008 (2.82%) to compute the amount of the contractual obligation for interest on the variable rate debt instruments and our interest rate swaps.
(2)	Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, research and development, and media/market research contracts.
(3)	Co-development obligations consist of estimated milestone payments to third parties under research and development contracts, which become due if, and when, certain milestones are achieved during the drug development process up through and including regulatory submission. Payments relating to co-commercialization milestones, which occur upon and after regulatory approval, have not been included in the table due to the historically high degree of uncertainty of achieving regulatory approval. In the event all development products were to receive approval, the resulting milestone payment obligations would be approximately $1,200.0 million.
(4)	This category includes estimated pension and postretirement contributions through 2013. The projected payments beyond 2013 are currently not determinable. This category also includes deferred compensation payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2008. All other active employees as of December 31, 2008 are excluded for years subsequent to 2009 since we do not believe we can predict factors such as employee retirement date and elected payout period.
(5)	Capital commitments represent management’s commitment for major capital projects.
(6)	Excluded from the contractual obligations table is the liability for unrecognized tax benefits totaling $1,185.5 million. This liability for unrecognized tax benefits has been excluded because we cannot make a reliable estimate of the period in which the liability for unrecognized tax benefits will be realized.

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

102
Wyeth

Foreign Currency Risk Management

We generate a portion of Net revenue from sales to customers located outside the United States, principally in Europe. International sales typically are denominated in the local currency of the country in which the sale is made. Consequently, movements in foreign currency exchange rates pose a risk to profitability and cash flows. In addition, foreign currency denominated monetary assets and liabilities are subject to volatility in foreign currency exchange rates that may also impact profitability and cash flows. We have established programs designed to protect against such potential adverse changes due to foreign currency volatility.

Short-term foreign currency forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures of monetary assets and liabilities. These contracts essentially take the opposite position of the currency projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings.

A combination of foreign currency options and forwards are utilized in our cash flow hedging program to partially cover the foreign currency risk associated with international business operations. Our cash flow hedging program is specifically designed to protect against currency risks in those countries with a high concentration of euro, sterling and yen denominated sales. These derivative instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are deferred in Accumulated other comprehensive income (loss) and transferred to earnings when the inventory is sold to third parties (see Note 10 to our consolidated financial statements, “Derivative Instruments and Foreign Currency Risk Management Programs,” contained in the 2008 Financial Report).

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

Financial Instruments

At December 31, 2008, the notional/contract amounts, carrying values and fair values of our financial instruments were as follows:

	Notional/ Contract Amount	Assets (Liabilities)
(In millions) Description		Carrying Value	Fair Value
Forward contracts (1)	$3,142.8	$99.3	$99.3
Option contracts (1)	910.9	64.2	64.2
Interest rate swaps (2)	5,000.0	520.8	520.8
Outstanding debt(3)	11,218.5	(11,739.3)	(11,872.8)

(1)	If the value of the U.S. dollar were to strengthen or weaken by 10%, in relation to all hedged foreign currencies, the net asset on the forward and option contracts would collectively decrease or increase by approximately $235.7.

103
Wyeth

(2)	The carrying value and fair value of interest rate swaps exclude accrued interest of $43.1, which is recorded in Other current assets including deferred taxes.

(3)	If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $865.0.

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. The fair value of foreign currency forward contracts, foreign currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2008. The fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2008. Under SFAS No. 157, “Fair Value Measurements,” consideration should be given to the impact of third-party credit risk when determining fair value. The impact of third-party credit risk has been taken into consideration when determining the fair value of interest rate swaps. Currently, any impact of third-party credit risk on the fair value of foreign currency forward contracts, foreign currency option contracts, and outstanding debt instruments is not considered significant.

Cautionary Note Regarding Forward-Looking Statements

This 2008 Financial Report includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “project” and other words of similar meaning. These forward-looking statements address various matters, including:

•	Our anticipated results of operations, financial condition and capital resources, including the discussion under the caption “2009 Outlook”;

•

Our expectations, beliefs, plans, strategies, anticipated developments and other matters that are not historical facts, including plans to continue our productivity initiatives and expectations regarding growth in our business;

•	Anticipated future charges and cost savings related to implementing our productivity initiatives;

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

•

Our assessment of the Phase 2 data for bapineuzumab and its implications for the Phase 3 program and future development of bapineuzumab, as well as our assessment of the status of the ongoing Phase 3 program;

•	Anticipated developments relating to product supply, pricing and sales of our key products;

•	Sufficiency of facility capacity for growth;

•	Changes in our product mix;

•	Uses of cash and borrowings;

104
Wyeth

•	Timing and results of research and development activities, including those with collaboration partners;

•	Estimates and assumptions used in our critical accounting policies;

•	Anticipated developments in our diet drug litigation and hormone therapy litigation;

•	Costs related to product liability litigation, patent litigation, environmental matters, government investigations and other legal proceedings;

•	Projections of our future effective tax rates, the impact of tax planning initiatives and resolution of audits of prior tax years;

•

Opinions and projections regarding impact from, and estimates made for purposes of accruals for, future liabilities with respect to taxes, product liability claims and other litigation (including the diet drug litigation and hormone therapy litigation), environmental cleanup and other potential future costs;

•	Calculations of projected benefit obligations under pension plans, expected contributions to pension plans, expected returns on pension plan assets and pension expense;

•	Assumptions used in calculations of deferred tax assets;

•	Anticipated amounts of future contractual obligations and other commitments;

•	The financial statement impact of changes in generally accepted accounting principles;

•	Plans to vigorously prosecute or defend various lawsuits;

•	Our and our collaboration partners’ ability to protect our intellectual property, including patents;

•	Minimum terms for patent protection with respect to various products;

•

Timing and impact of generic competition for Effexor and Effexor XR, including the impact of our settlement of patent litigation with Teva, Osmotica, Impax and Anchen and the covenant not to sue we granted to Sun;

•

Impact of generic competition for Protonix, including the “at risk” launches by Teva and Sun, and our expectations regarding the outcome of our patent litigation against generic manufacturers with regard to Protonix;

•	Timing and impact of generic competition for Zosyn/Tazocin;

•	Impact of legislation or regulation affecting product approval, pricing, reimbursement or patient access, both in the United States and internationally;

•	Impact of managed care or health care cost-containment;

•	Impact of competitive products, including generics;

•	Impact of the global economic environment;

•	Interest rate and exchange rate fluctuations and our expectations regarding the anticipated impact of these fluctuations and of current credit and financial market conditions on our results; and

•	Timing and expectations with respect to our proposed merger with Pfizer.

105
Wyeth

Each forward-looking statement contained in this report is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. We refer you to “Item 1A. RISK FACTORS” of our 2008 Annual Report on Form 10-K, which we incorporate herein by reference, for identification of important factors with respect to these risks and uncertainties, which, as described in more detail in Item 1A, include, among others: risks related to our proposed merger with Pfizer, including satisfaction of the conditions of the proposed merger on the proposed timeframe or at all, contractual restrictions on the conduct of our business included in the merger agreement, and the potential for loss of key personnel, disruption in key business activities or any impact on our relationships with third parties as a result of the announcement of the proposed merger; the inherent uncertainty of the timing and success of, and expense associated with, research, development, regulatory approval and commercialization of our products and pipeline products; government cost-containment initiatives; restrictions on third-party payments for our products; substantial competition in our industry, including from branded and generic products; emerging data on our products and pipeline products; the importance of strong performance from our principal products and our anticipated new product introductions; the highly regulated nature of our business; product liability, intellectual property and other litigation risks and environmental liabilities; the outcome of government investigations; uncertainty regarding our intellectual property rights and those of others; difficulties associated with, and regulatory compliance with respect to, manufacturing of our products; risks associated with our strategic relationships; global economic conditions; interest and currency exchange rate fluctuations and volatility in the credit and financial markets; changes in generally accepted accounting principles; trade buying patterns; the impact of legislation and regulatory compliance; and risks and uncertainties associated with global operations and sales. The forward-looking statements in this report are qualified by these risk factors.

We caution investors not to place undue reliance on the forward-looking statements contained in this report. Each statement speaks only as of the date of this report (or any earlier date indicated in the statement), and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise. From time to time, we also may provide oral or written forward-looking statements in other materials, including our earnings press releases. You should consider this cautionary statement, including the risk factors identified in “Item 1A. RISK FACTORS” of our 2008 Annual Report on Form 10-K, which are incorporated herein by reference, when evaluating those statements as well. Our business is subject to substantial risks and uncertainties, including those identified in this report. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

106
Wyeth